Form 20-F
SCHERING AKTIENGESELLSCHAFT
filed 2001-03-16
CIK 1124139

--------------------------------------------------------------------------
  As filed with the Securities and Exchange Commission on March 16, 2001
--------------------------------------------------------------------------
--------------------------------------------------------------------------
                            UNITED STATES

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           ---------------

                              FORM 20-F
[_]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
  SECURITIES EXCHANGE ACT OF 1934

                                 OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
                                 OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to
                  Commission file number 001-16143

                           ---------------

                     SCHERING AKTIENGESELLSCHAFT

       (Exact name of Registrant as specified in its charter)


           Not Applicable               Federal Republic of Germany
 (Translation of Registrant's name   (Jurisdiction of incorporation or
           into English)                       organization)


                          Muellerstrasse 178
                            13353 Berlin

                     Federal Republic of Germany
                    (Telephone: (49-30) 468-1111)
    (Address and telephone number of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b)
                             of the Act.


        Title of each class            Name of each exchange on which
    American Depositary Shares,                  registered
  evidenced by American Depositary        New York Stock Exchange
    Receipts, each representing
         one Ordinary Share

        Ordinary Shares, no par value*

 Securities registered or to be registered pursuant to Section 12(g)

                             of the Act.
                                None

  Securities for which there is a reporting obligation pursuant to
                      Section 15(d) of the Act.
                                None

  Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of

                         December 31, 2000:
                     198,000,000 Ordinary Shares

                           ---------------

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          YES [X]    NO [_]
Indicate by check mark which financial statements item the registrant has elected to follow.
                       ITEM 17 [_] ITEM 18 [X]
* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

TABLE OF CONTENTS

    Our Use of Terms and Conventions......................................................   (ii)
    Accounting Periods and Principles.....................................................   (ii)
    Currency of Presentation and Exchange Rates...........................................  (iii)
    The Schering Name.....................................................................  (iii)
    Forward-Looking Statements............................................................  (iii)

                                          PART I

Item 1.  Identity of Directors, Senior Management and Advisers............................      1
Item 2.  Offer Statistics and Expected Timetable..........................................      1
Item 3.  Key Information..................................................................      1
Item 4.  Information on the Company.......................................................     10
Item 5.  Operating and Financial Review and Prospects.....................................     67
Item 6.  Directors, Senior Management and Employees.......................................    107
Item 7.  Major Shareholders and Related Party Transactions................................    117
Item 8.  Financial Information............................................................    119
Item 9.  The Listing......................................................................    122
Item 10.  Additional Information..........................................................    124
Item 11.  Quantitative and Qualitative Disclosures about Market Risk......................    131
Item 12.  Description of Securities Other than Equity Securities..........................    135

                                         PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.................................    136
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds....    136
Item 15..................[Reserved].......................................................    136
Item 16..................[Reserved].......................................................    136

                                         PART III

Item 17.  Financial Statements............................................................    137
Item 18.  Financial Statements............................................................    137
Item 19.  Exhibits........................................................................    137


OUR USE OF TERMS AND CONVENTIONS

   Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Unless otherwise specified or the context requires otherwise:

  . references to "Schering AG" are to Schering Aktiengesellschaft, the ultimate parent company of the Schering AG Group;

  . references to the "Schering AG Group", "the Group", "we", "us" and "our" are to Schering Aktiengesellschaft together with its consolidated subsidiaries;

  . references to "Deutsche Mark", "DM" and "Pfennig" are to German Deutsche Mark and Pfennig,

  . references to "euro", "E" and "cents" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union; and

  . references to "US dollars", "USD", "$" and "US cents" are to the United States dollar and cents, the legal currency of the United States of America.


ACCOUNTING PERIODS AND PRINCIPLES


   Unless otherwise specified, all references in this annual report to a "fiscal year" or "year" of Schering AG refer to a twelve month financial period ended December 31.

   We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 36 to our Consolidated Financial Statements. Note 36 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

   Unless otherwise specified, all shares and share related information (such as per share information and share price information) have been adjusted to give effect, retroactively, to:

  . the conversion during 1998 of Schering AGs ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value. As a result of this conversion, Schering AGs share capital was divided from 21,825,981 shares into 68,342,023 shares.

  . Schering AGs three-for-one share split effective on June 1, 2000.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

   Effective January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro-as its national denominations such as the Deutsche Mark-is a fully convertible currency.

   Our Consolidated Financial Statements for periods ending on or prior to December 31, 1998 have been prepared in Deutsche Mark and were restated from Deutsche Mark to euro using the official fixed conversion rate at January 1, 1999 of DM 1.95583 per E 1.00. We do not represent that these restated euro amounts for periods ending prior to January 1, 1999, actually represent the Deutsche Mark amounts in our Consolidated Financial Statements as prepared or could be converted into Deutsche Mark at the rate indicated. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark into euro. US dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended December 31, 2000, from euro into US dollars at an exchange rate of $
0.9388 per E 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on December 29, 2000. For information regarding recent rates of exchange between euro and US dollars, see "Item 3-Key Information-Exchange Rate Information". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

   On March 8, 2001, the noon buying rate for the euro was $ 0.9281 per E 1.00.

THE SCHERING NAME

   Schering AG and Schering-Plough Corporation are unaffiliated companies that have been totally independent of each other for many years. For a brief description of the historical relationship between the two companies, see "Item 4-Information on the Company-The Schering AG Group- History". Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business in the United States and Canada. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name. See "Item 4-Information on the Company-Patents and Other Intellectual Property" for a description of this agreement between Schering AG and Schering-Plough Corporation.

FORWARD-LOOKING STATEMENTS

   Except for historical information, statements contained in this annual report may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward- looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  . governmental factors, including legislative and regulatory changes;

  .  difficulties and uncertainties related to new product development;

  .  delays and uncertainties in the product approval process;

  . factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  . factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  . competitive factors, including pricing and product initiatives of our competitors;

  . legal factors, including product liability or other liability claims;

  . factors adversely affecting the value of our minority investment in Aventis CropScience S.A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  . human resources factors, including our ability to attract and retain qualified personnel;

  . economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  . adverse developments in our relationships with our development, manufacturing and marketing partners;

  . the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  . changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  .  other risks, uncertainties and factors inherent in our business.

   For further discussion of these factors, see "Item 3-Key
Information-Selected Financial Data" and "-Risk Factors", "Item 4-Information on the Company", "Item 5-Operating and Financial Review and Prospects", and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

   You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this registration statement and are not intended to give any assurance as to future results.

                               PART I

Item 1.  Identity of Directors, Senior Management and Advisers
   Not applicable.

Item 2.  Offer Statistics and Expected Timetable
   Not applicable.

Item 3.  Key Information

RISK FACTORS

   You should carefully consider the risks described below before deciding whether to invest in the American Depositary Receipts
(ADRs). Additional risks not currently known to us or that we now consider immaterial may also harm our business, financial condition or results of operations and the value of your investment.

   If any of these risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our ADRs could decline and you may lose all or a part of your investment in the ADRs.

   Our Business Is Subject To Extensive Governmental Regulation Including Price Controls
   The research, development, testing, manufacturing and marketing of our products are subject to extensive governmental regulation. Governmental regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, record keeping, sale and distribution of pharmaceutical products. Governmental regulation substantially increases the cost of developing, manufacturing and selling our products.

   The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. Currently, we are actively pursuing marketing approval for a number of our products from regulatory authorities in a number of countries, including the European Union, the United States and Japan. Continued growth in our revenues and profits will depend, in part, on the timely and successful introduction and marketing of some or all of such products. We cannot give you any assurance as to when or whether such approvals from regulatory authorities will be received. Failure to obtain, or delays in obtaining, regulatory clearance to market new products or existing products for new indications, as well as other regulatory actions, could adversely affect our results of operations. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety or effectiveness of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may adversely affect the marketing of the product, require changes in the products labeling or even lead to withdrawal of regulatory approval.

   In addition, price controls for pharmaceutical products may arise both from formal government interventions or because governments or major health care providers in a particular market are able to exert substantial pressure on prices. Some governments in Europe, for instance, are exerting strong downward pressure on prices through incentives and sanctions to encourage doctors to prescribe cost-effectively. Efforts by the European Commission to harmonize the disparate national systems have met with little immediate success, leaving the industry exposed to ad hoc national cost containment measures on prices and the consequent parallel trading of products from markets with prices artificially depressed by government into those operating on a competitive basis. There also is formal central government control of prices in Japan. Price controls can limit the financial benefits of growth in these markets and the introduction of new products.

   Exchange Rate Fluctuations Could Affect Our Operating Result And Our Ability To Price Our Products Competitively
   Our operations are conducted by entities in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the US dollar, the Japanese yen and the Brazilian real, may affect our operating results. For example, the depreciation of the US dollar against the euro would have a negative impact on the reported sales of our US subsidiaries for inclusion in the Schering AG Groups Consolidated Financial Statements, whereas a strengthening of the US dollar against the euro would favorably affect the reported sales of these subsidiaries. Moreover, certain of our subsidiaries import and export goods and services in currencies other than their own functional currencies. The results of such subsidiaries could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge these exposures through financial instruments in the form of forward contracts and currency swaps. We cannot assure you that exchange rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

   In addition, many of our competitors are based in Japan, the United States and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in a weaker currency. If our competitors benefit from weaker currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins.

   A Decline In The Value Of The Euro Could Reduce The Value Of Your Investment And Any Dividends You Receive
   Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per ADR and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs. Since the beginning of January 1998 through January 2, 2001, the value of the euro relative to the US dollar declined by 12.9%.

   Resources Devoted To Research And Development May Not Yield New Products That Achieve Commercial Success
   Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and time consuming and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot ensure that products currently under development by us will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development of and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the products sales.

   We Depend On Our Patents And Proprietary Rights; Several Of Our Patents Will Expire
   Our success depends, in large part, on our ability to protect our current and future products and to defend our intellectual property rights. We have been issued numerous patents covering our active ingredients, pharmaceutical formulations and combinations, manufacturing processes, technologies and products, and have filed, and expect to continue to file, patent applications seeking to protect such newly developed technologies and products. Since many of the products that we sell are licensed to us by third parties, we also rely on the patents held by such third parties. We cannot be sure that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide us with competitive advantages or will not be challenged, invalidated or circumvented by competitors.

   We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, that we will be able to maintain the confidentiality of information relating to such products.

   We may be required to defend against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. We cannot assure you that an adverse outcome of any dispute with respect to patents or other proprietary rights will not adversely affect our competitive position, financial condition or results of operations.

   During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry into the market of generic products and a subsequent decline in market share and sales revenues. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron(R), which we sell under license from Bracco S.p.A., has no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

   Our Industry Is Competitive And Experiences Rapid Technological
Change
   We compete in the pharmaceutical industry, which is characterized by intense competition and rapid technological change. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Many of our competitors have significant financial, marketing, sales, development and technical resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper than any which we may develop. In addition, the continuing consolidation of companies in the pharmaceutical industry will increase competitive pressures as larger suppliers are able to offer a broader product line. We cannot assure you that these developments will not render our technologies and products obsolete and uncompetitive. Delays or unanticipated increases in the costs of development or our failure to obtain regulatory approval or market acceptance for new products and technologies could further adversely affect our competitive position and results of operations.

   We Depend On Sales Of Key Products
   While we believe that we are less dependent on sales of key products than many other pharmaceutical companies, we derived approximately 33% of our net sales in 2000 from sales of four key products: Betaferon(R) (which is sold in the United States and Canada under the Betaseron(R) trademark) (13% of net sales), Iopamiron(R) (8%), Magnevist(R) (7%) and Ultravist(R) (5%). We believe that the sales of these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations.
The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

   We Have Only Limited Influence Over Aventis CropScience And The Value Of Our Stake In Aventis CropScience Could Decrease
   We hold a 24% stake in the crop protection and crop production company Aventis CropScience S.A. Although we have entered into an agreement with our partner, Aventis S.A., and we exercise significant influence with respect to certain of the affairs of Aventis CropScience, our minority voting position has and may continue to have several important consequences for us, including precluding us from controlling Aventis CropScience, limiting our ability to implement strategies we favor and allowing Aventis CropScience to adopt strategies and take actions which may in some cases be contrary to our preferred strategies and actions. As with any minority investment, differences in views among the principal shareholders may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint venture and in turn our business and operations.

   Aventis CropScience recorded significant restructuring charges in connection with its formation and has since then recorded other significant charges. Further significant charges by Aventis
CropScience could adversely affect our results of operations.

   The market for crop science products is cyclical and is influenced by seasonal and weather factors and fluctuations in global farm commodity prices. In addition, Aventis CropScience is subject to various laws and regulations concerning product safety in many of the countries in which it manufactures and sells its products. Public concerns about genetically modified agricultural products have delayed and may continue to delay or prevent regulatory approval of certain of Aventis CropSciences current and future products and may also have a negative impact on the market acceptance of such products. In the past, import restrictions on genetically modified products in parts of Europe delayed the launch of certain products. One-off effects such as expenditures for a call back program connected with the StarLink(R) seeds technology in the United States contributed to the loss of E 59 million in 2000 included in the Schering AG Group accounts. The value of our stake in Aventis CropScience could decrease significantly and our results of operations could be adversely affected if Aventis CropScience fails to obtain regulatory approval or market acceptance for new products and technologies, or if the demand for crop science products decreases.

   Our Industry Is Susceptible To Product Related Liabilities
   Like all pharmaceutical companies, we face the risk of loss related to the use of products we market from such actions as lawsuits. We cannot assure you that we can avoid such claims.
We cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

   We Depend On The Services Of Our Key Managerial And Scientific
Personnel
   Our success depends upon the continued contributions of our key managerial and scientific personnel, many of whom have many years of experience at the Schering AG Group and would be difficult to replace. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining people. If we lose the services of any key managerial or scientific personnel or cannot attract and retain other qualified personnel, our business could suffer.

   ADR Holders May Not Be Able To Vote Or To Participate In
Offerings Of New Shares
   If you hold our ordinary shares in the form of ADRs, you generally can exercise your voting rights for the shares which underlie your ADRs only by instructing the depositary how to exercise these voting rights. You may not receive voting materials in time to instruct the depositary how to vote your ADRs, and as a result you may not have the opportunity to exercise a right to vote.

   U.S. holders of ADRs also may not be able to participate in any offer of new shares to existing shareholders on the basis of their subscription rights because of restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations.

SELECTED FINANCIAL DATA

   The selected consolidated financial data for each of the years in the three-year period ended December 31, 2000, has been derived from our Consolidated Financial Statements and the related notes, appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1997 has been derived from our Consolidated Financial Statements not included in this annual report .

   We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 36 to our Consolidated Financial Statements. Note 36 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

   We prepared our Consolidated Financial Statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these Consolidated Financial Statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per E 1.00. See note 1 to our Consolidated Financial Statements. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark to euro. Amounts shown in US dollars have been translated from euro amounts to US dollars at the rate of $0.9388 per E 1.00, the noon buying rate on December 29, 2000.

   You should read this selected consolidated financial data together with "Item 5-Operating and Financial Review and Prospects" and our Consolidated Financial Statements appearing elsewhere in this registration statement.


                                                       Year Ended December 31,

                                             2000    2000   1999      1998       1997      1996
  Consolidated Income Statement Data:      $ {(3)}    E      E     E {(4)}   E {(4)}   E {(4)}
                                                   (in millions, except per share data)
  IAS:
  Net sales..............................  4,218     4,493   3,674    3,285      3,193      2,696
  Operating profit.......................    601       640     536      410        422      301
  Financial result.......................     (5)       (5)    (77)      14        (18)      13
  Profit on ordinary activities..........     96       635     459      424        404      314
  Taxes on profit........................   (272)     (290)   (181)    (175)      (168)    (126)
  Income before minority interests.......    324       345     278      249        236      188
  Minority interests.....................     (9)       (9)     (6)      (4)        (8)      (3)
  Net income.............................    315       336     272      245        228      185
  Average number of shares in issue{(1)}           198.00  201.06   204.81     205.02   205.02
  Basic net income per share/ADS{(1)}...   1.59      1.70    1.35     1.19       1.11     0.90
  Diluted net income per share/ADS{(1)}    1.58      1.68    1.35     1.19       1.11     0.90
  Dividends per share/ADS{(1)(2)}.......   0.94      1.00    0.83     0.45       0.43     0.34
  United States GAAP:
  Net income.............................    287       306     248     254
  Basic net income per share/ADS{(1)}...   1.46      1.55    1.23    1.24
  Diluted net income per share/ADS{(1)}.   1.44      1.53    1.23    1.24


                                                              As of December 31,
                                             2000    2000   1999      1998       1997      1996
  Consolidated Balance Sheet Data          $ {(3)}    E      E     E {(4)}   E {(4)}   E {(4)}
  (at period end date):                              (in millions, except per share data)
  IAS:
  Total assets...........................  4,887     5,206  4,629   4,569      4,393     4,098
  Cash, cash equivalents and marketable
securities...............................    612       652    583     999      1,004       901
  Total long term bank debt..............     40        43     58      57         56        56
  Pension provisions.....................  1,200     1,278  1,201   1,134      1,071       988
  Minority interests.....................     86        92     55      48         45        37
  Total shareholders equity..............  2,156     2,297  2,098   2,010      1,955     1,787
  United States GAAP:
  Total shareholders equity..............  2,163     2,304  2,061   1,979

--------
(1) All share and per share data have been adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AGs ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AGs three-for-one share split effective on June 1, 2000.
(2) Includes a bonus dividend of E 0.33 per share declared with respect to 1999. The dividend with respect to 2000 also includes a bonus dividend of E 0.33 per share/ADS and is subject to approval at the Annual
     General Meeting to be held on April 26, 2001.
(3) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000.
(4) The 1998, 1997 and 1996 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999.

EXCHANGE RATES

   On January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro-as its national denominations such as the Deutsche Mark-is a fully convertible currency. Currency exchanges traded the euro beginning on January 4, 1999. The affected national currencies are scheduled to remain legal tender until January 1, 2002, when they will be withdrawn. Beginning January 1, 2002, new euro denominated bills and coins will be issued.

   Schering AG began using the euro as its reporting currency on January 1, 1999, and pays any dividends on its shares in euro. Furthermore, prices for Schering AGs shares on the Frankfurt Stock Exchange are quoted in euro.
Fluctuations in the exchange rate between the euro and the US dollar will affect:

  . the US dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  .  the US dollar equivalent of cash dividends on the shares paid in euro; and

  .  our earnings.

   The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal
Reserve Bank of New York on March 8, 2001, was $ 0.9281 per E 1.00.

   The following tables set forth the noon buying rates for the Deutsche Mark, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, set forth the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to December 31, 1998, we have restated the applicable noon buying rate for the Deutsche Mark into euro at the official fixed conversion rate of DM 1.95583 per E 1.00. This restatement matches the restatement into euro of our Consolidated Financial Statements, which, for all periods prior to January 1, 1999, were prepared in Deutsche Mark and the Deutsche Mark amounts were restated into euro amounts.

   The following table sets forth the average noon buying rate for the euro for each of the previous five years:

  Year                                                                  Average{(1)}
                                                                   (Dollar per E 1.00)
  1996 ....................................................................    1.2978
  1997 ....................................................................    1.1244
  1998 ....................................................................    1.1115
  1999 ....................................................................    1.0587
  2000 ....................................................................    0.9207

-----
(1) AVERAGE OF THE NOON BUYING RATES ON THE LAST DAY OF EACH MONTH DURING THE YEAR.

   The following table sets forth the high and low noon buying rate for the euro for each of the previous six months and the current month:



                                          High      Low


  2000                                 (Dollar per E 1.00)

  September...........                   0.8993   0.8462
  October.............                   0.8785   0.8270
  November............                   0.8694   0.8382
  December............                   0.9388   0.8694

  2001

  January.............                   0.9535   0.9181
  February............                   0.9395   0.9069
  March (through March 8)............    0.9340   0.9274

   For a more complete discussion of exchange rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "-Risk Factors", "Item 5-Operating and Financial Review and Prospects" and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".


DIVIDENDS


   Schering AG has paid the following cash dividends in respect of its ordinary shares during the periods indicated. Dollar amounts in respect of dividends are translated at the noon buying rate for the Deutsche Mark (restated into euro) or the euro, as the case may be, on the date of payment (May 2, 1997 ($1.133 per E 1.00); April 30, 1998 ($1.090 per E 1.00);
April 28, 1999 ($1.0616 per E 1.00); and April 28, 2000 ($0.9089 per E 1.00).
The translation of the proposed 2000 dividend amount into dollar was performed using the noon buying rate for the E at December 29, 2000 ($ 0.9388 per E 1.00).



                                                           Year Ended December 31,

                                   2000{(3)}      1999{(2)}        1998            1997            1996
                                   E       $       E       $       E       $       E       $       E       $

  Total dividend{(1)}            1.00    0.94    0.83    0.75    0.45    0.48    0.43    0.47    0.34    0.39
                                 ------  ------  ------  ------  ------  ------  ------  ------  ------  ------

-----
(1) Adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AGs ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AGs three-for-one share split effective on June 1, 2000.
(2) The dividend in respect of 1999 consisted of a regular dividend of E 0.50 per share and a bonus dividend of E 0.33 per share.
(3) The dividend with respect to 2000 is subject to approval at the Annual General Meeting to be held on April 26, 2001. It will include a dividend of E 0.67 per share with an additional bonus dividend of E 0.33 per share (E 198 million or E 1.00 per share in total).


   Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in euro will be converted by the depositary to US dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs with respect to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.


   For a discussion of the material German and U.S. Federal income tax provisions regarding the taxation of dividends on the ordinary shares and the ADRs, see "Item 10-Additional Information- Taxation".

Item 4.  Information on the Company
THE SCHERING AG GROUP

Introduction

   We are a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products.
We presently operate nine research and development centers in Europe, the United States and Japan, produce products in over 20 facilities located in Europe, the United States, Latin America and Asia, and market and sell our products in over 100 countries worldwide. Our focused product portfolio is comprised of products from our four core business areas:


  . Fertility Control and Hormone Therapy, including hormonal contraception, hormone replacement therapy and gynecological therapy.

  . Therapeutics for selected disabling and life-threatening conditions, including multiple sclerosis and other diseases of the central nervous system and the cardiovascular system, and in the field of oncology.

  . Diagnostic and Radiopharmaceuticals including contrast media for X-ray, magnetic resonance imaging (MRI) and ultrasound, innovative application technologies for contrast media, and radiopharmaceuticals for use in nuclear medicine.

  . Dermatology for the treatment of severe skin disorders such as eczema, mycoses, hemorrhoids, acne and psoriasis.


   Our research and development efforts are primarily concentrated on the exploitation of novel technologies for unmet medical needs in our four core business areas. During 2000 and 1999, our research and development expenditures totaled E 811 million (18% of our total net sales) and E 684 million (19%), respectively.


   Through our 24% ownership interest in Aventis CropScience S.A. (a subsidiary of Aventis S.A., itself created through the December 1999 merger of Hoechst AG and Rhone-Poulenc S.A.), we participate in the crop protection and crop production business. Aventis CropScience is one of the worlds leading crop science businesses, with pro forma net sales for 1999 of E 4,060 million and net sales of E 4,034 million for 2000.


   As a global pharmaceutical company with extensive worldwide operations, we manage our businesses on a geographic basis. Our pharmaceutical business consists of five geographic reporting segments: Europe, the United States, Latin America/Canada, Japan and Asia. Other Activities (mainly our Pharmaceutical Chemicals business) are managed on a worldwide basis and are therefore presented as a separate segment.

   For the year ended December 31, 2000, we had net sales of E 4,493 million, operating profit of E 640 million, and net income of E 336 million.


   The Group is comprised of over 130 subsidiaries worldwide and had a workforce of over 24,000 employees at the end of December 2000.


   Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AGs principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (4930) 468-1111.

Strategy

   Commitment to Profitable Growth and Enhancing Shareholder Value
   We are committed to growing our pharmaceuticals business by seeking market leadership with innovative products in specialized areas. Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use or benefit from our products. We have established a leading market position in fertility control, multiple sclerosis, and in vivo diagnostics and aim at leadership in hormone replacement therapy
(HRT) and hematological oncology. Our top-selling products in the areas of therapeutics (Betaferon(R)/Betaseron(R), Betapace(R), Fludara(R) and Androcur(R)), fertility control and gynecology (Diane(R)-35, Microgynon(R), Femovan(R), Meliane(R), Triquilar(R) and Mirena(R)), hormone therapy (Climara(R)) and diagnostics (Iopamiron(R), Magnevist(R) and Ultravist(R)) enjoy high brand recognition and loyalty. We have achieved global scale for many products in our core business areas with strong franchises in Europe, the United States and Japan. Sales growth over the next several years will largely be driven by our successful existing products, life cycle management and recently launched products, such as the oral contraceptive Yasmin(R) as well as new indications for Betaseron(R)/Betaferon(R) and Fludara(R). We are also active in the rapidly developing field of radiopharmaceuticals, where we strive to be leaders in building a bridge between diagnostics and therapeutics in the field of oncology, and we currently market products such as Quadramet(R), NeoTect(R) and AcuTect(R). In the longer term, we intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions.

   We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term, measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin-offs and equity carve-outs of non-core businesses. Through 2005, we expect to achieve the growth targets outlined in our accelerated growth strategy we first announced in May 1999 and revised upwards in September 2000. We have capitalized on our cash position with a E 253 million share repurchase program in 1998 and 1999. We were the first DAX-quoted company to establish such a program. Dividend growth, managements focus on constant earnings growth, and the expanding use of stock-based compensation programs to align the interests of our employees and shareholders underscore our commitment. Our listing on the New York Stock Exchange was a key milestone in our efforts to broaden our shareholder base in the United States, the worlds largest individual pharmaceutical market, and to enhance the quality and frequency of our dialog with the international investment community. The NYSE listing permits us to broaden our stock-based compensation programs in the United States, enabling us to attract and retain high caliber talent, and provides us with acquisition currency for external growth.

   Near Term Growth through Accelerated Growth Strategy
   In May 1999, we announced our accelerated growth strategy, which is our roadmap to accelerated profitable growth over the next five years. The goal of this strategy was to achieve net sales of E 5.5 billion and operating profit of E 800 million by 2005. In recognition of our recent successes and the speed with which we have been able to push ahead with implementing our strategy of accelerated growth, in September 2000 we raised our net sales target to over E 6.0 billion for 2005, and we plan to reach net sales of E
7.0 billion in 2007. Our accelerated growth strategy is based on achieving the following objectives:

   Achieve substantial growth in the Fertility Control and Hormone Therapy area Fertility Control and Hormone Therapy has historically been the largest of our four core business areas, accounting for E 1,353 million of net sales in 2000 (30% of total net sales) and E 1,173 million of net sales in 1999 (32% of total net sales). Currently, we are generating 72% of net sales in this business area from fertility control products and 28% from hormone therapy and gynecology products. Four of our top ten selling products are from this business area. We are the world market leader in oral contraceptives in volume terms and number two in value terms. Growth within this business area should come from existing products, many of which have been recently launched, plus those in the pipeline. We expect significant growth momentum from broader penetration of the Japanese market with our product range, new product launches in both fertility control as well as hormone therapy and further penetration of the existing portfolio in the United States as well as Europe. We believe that we have the broadest pipeline in fertility control and hormone therapy with a number of exciting late-stage development products and recently launched products. The most prominent of these are the oral contraceptives Yasmin(R) and Valette(R), the intrauterine hormone delivery system Mirena(R), and the HRT products Climodien(R), Avaden(R) and the continuous combined once weekly Climara Pro(TM) transdermal patch.

   Achieve substantial growth in Therapeutics
   Therapeutics has increased in importance to us in recent years, and has been the largest of our four core business areas in terms of net sales in 2000. In therapeutics we are a world market leader in the field of multiple sclerosis (MS) with our product
Betaseron(R)/Betaferon(R) and we are aiming to further develop this indication area via new ways of treatment. In 1993, Betaseron(R) was approved in the United States for the treatment of relapsing-remitting multiple sclerosis. Betaseron(R)/Betaferon(R) was the first, not only symptomatic therapy, which suppresses disease activity in patients with relapsing-remitting MS. We treat 29,000 patients in the United States and 29,500 patients in Europe. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. In 1999 it was the first therapy to have shown delay of disability progression in patients with secondary progressive MS. With the introduction of Betaferon(R) in Japan in November 2000, it is now available in the worlds largest pharmaceutical markets. In 2000, net sales amounted to E 593 million compared to E 454 million in 1999.

   We also aim to achieve growth with our products in specialized fields for cardiovascular diseases and in the field of oncology. We recently received approval for Betapace(R) AF, an indication for atrial fibrillation, which we believe should support continued sales of Betapace(R), which recently lost its market exclusivity as an orphan drug in the United States. In addition to line extensions for Fludara(R), we have two promising biotechnology products in the field of hematological oncology, Campath(TM) and Zevalin(TM), in late stage development. The FDAs Oncologic Drugs Advisory Committee (ODAC) recommended to give Campath(TM) accelerated approval in December 2000. In the European Union, Campath(TM) was submitted for registration via the centralized procedure. For Zevalin(TM) a NDA was submitted in the United States in November 2000. In Europe, Zevalin(TM) was submitted for registration in January 2001.

   Develop our radiopharmaceuticals business
   In our Diagnostics and Radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. Products from the Diagnostics and Radiopharmaceuticals business area accounted for E 1,360 million of net sales in 2000 (30% of total net sales) and E 1,040 million of net sales in 1999 (28%), and the X-ray contrast medium products Iopamiron(R) and Ultravist(R) and the MRI contrast medium product Magnevist(R) were three of the Groups four top-selling products. In the X-ray contrast media market we believe that we are the leading company worldwide in terms of distributor sales with a market share of approximately 30%. Despite the decline in X-ray contrast media prices over the past several years, we have maintained a positive sales growth in this business, and we have improved profitability through cost-cutting measures. In the MRI contrast media market, we have a global market share of approximately 60%, and we aim to sustain this leadership and continue growth through pipeline products for new applications of MRI contrast media.

   In the medium to long term, we believe that a high growth opportunity exists in the area of innovative radiopharmaceuticals for nuclear medicine. In 1999, we entered this business by acquiring the U.S. research and development-oriented company Diatide. In April 2000, we acquired a majority share of the French company CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market. We plan to continue to develop this business through in-house research and development and in-licensing, and we intend to become a substantial player in the global radiopharmaceutical market. The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given our existing expertise in oncology and the potential for synergies between our diagnostics and therapeutics businesses.

   Expand sales in the United States
   The United States is the worlds largest individual pharmaceutical market, and this market constituted E 992 million of our net sales in 2000 and E 775 million of our net sales in 1999. We have targeted the United States market to account for 30% of our net sales by 2005, up from 21% in 1999. We expect that this growth will be achieved through increasing our presence in the areas of fertility control, hormone therapy, contrast media, radiopharmaceuticals, oncology, and dermatology. The recently launched hormonal contraception intrauterine delivery system Mirena(R) and the expected launch of the oral contraceptive Yasmin(R), the continuous combined once weekly Climara Pro(TM) transdermal patch as well as Campath(R), a treatment for chronic lymphocytic leukemia (CLL), should drive sales growth in the United States. We are expanding our sales force in the United States in anticipation of the broadening of our product lines.

   Broaden our product lines sold in Japan
   Our future business expansion plans in Japan, the second largest individual pharmaceutical market in the world, primarily center on therapeutics. Our net sales in Japan in 2000 were E 670 million
(15% of total net sales) and in 1999 were E 454 million (12% of total net sales). Up through 2000, we have generated close to 71% of our Japanese net sales with diagnostic products. The remaining 29% relate to therapeutics, dermatology and some other smaller products. We have gained an additional marketing platform and research and development capacities through the acquisition of Mitsui Pharmaceuticals, Inc. in March 2000. Following the approval of oral contraceptives by the Japanese Ministry of Health and Welfare in June 1999, we entered the highly promising Japanese oral contraceptive market in September 1999 by launching Triquilar(R). Our therapeutic product Betaferon(R), for the treatment of multiple sclerosis (MS), was launched in Japan in November 2000. We are currently assessing how to further expand our therapeutics business with additional in-licenses and the globalization of selected products developed by Mitsui Pharmaceuticals.

   Build a global dermatology business
   We are committed to building a global dermatology business by entering the United States market and by strengthening our position in Europe. During 1999, net sales of dermatology products amounted to E 199 million (5% of total net sales). During 2000, net sales were E
221 million. We intend to achieve a substantial improvement in our share of the world market, with products both from our internal research and development efforts and from the innovative technologies we acquire. We made our first step to globalize this business and establish ourselves in the United States dermatology market by entering into a licensing agreement with DUSA Pharmaceuticals, Inc.to obtain exclusive development and marketing rights to Levulan(R), an innovative preparation used in photodynamic therapy to treat actinic keratosis, a precancerous skin condition caused by chronic exposure to the sun. Levulan(R) was launched in the United States in September 2000.

   Long Term Growth through Internal Discovery and Collaboration Efforts The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained though in-licensing or acquisitions. A number of the key drugs in our existing product portfolio and product pipeline are biotechnology-based, including
Betaferon(R) (Betaseron(R)), Campath(TM), Zevalin(TM) and a number of other earlier anti-cancer products. We plan to invest approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts presently being carried out by over 4,000 employees at nine research and development centers with a network of collaboration arrangements.

   One of our strategic objectives in research and development is to build a strong and competitive global position in oncology, where we are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research and development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti- angiogenesis, gene discovery and new tumor markers.

   There can be no assurance that we will be successful in implementing our strategy or achieving some or all of our strategic objectives.


Competitive Strengths

   We believe that our competitive strengths include the following:

  .  Focused Product Portfolio and Research and Development
     Efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in fertility control, multiple sclerosis, and in vivo diagnostics and aim at leadership in hormone replacement therapy and hematological oncology. We believe that this specialization results in a more efficient utilization of our resources dedicated to research and development. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  . Strong Franchise in Female Healthcare. A commitment to female healthcare is one of our traditional strengths. Our female healthcare business, which is concentrated in the areas of hormonal contraception, hormone replacement therapy and gynecological therapy, is designed to meet the lifetime needs of women. We are presently one of the remaining major global participants in this area. We introduced the first oral contraceptive outside of the United States in Europe in 1961 and have been at the forefront in advances in female healthcare products, including the estrogen only Climara(R) patch, the Mirena(R) intrauterine hormone delivery system and expect to introduce the continuous combined once weekly Climara Pro(TM) transdermal patch for HRT.

  . Competence in Commercializing and Marketing New Technologies and Products. We have a demonstrated competence in identifying, commercializing and marketing new technologies and products first developed by niche companies in the pharmaceutical and biotechnology industries. This ability will become increasingly important as the cost of developing new drugs continues to increase and a premium is placed on the speed of bringing new products to market. A number of our top-selling products, including Betaferon(R)/Betaseron(R), Iopamiron(R), Fludara(R) and Betapace(R), and some of the most promising drugs in our pipeline, such as Campath(TM) and Zevalin(TM), have been obtained through acquisitions as well as in-licensing arrangements.

  . Leadership in Diagnostics. We continue to be a global leader in the discovery, development and marketing of in vivo diagnostic products. We believe that we are the leading company worldwide in terms of distributor sales and market share in X-ray and MRI contrast media products. Our discovery efforts in diagnostics also distinguish us from our competitors. Our entry into radiopharmaceuticals will both benefit from and contribute to our competence in diagnostics.

  . High Quality Sales Force and Proprietary Distribution Network. We have a worldwide sales force of over 7,300 representatives. We appreciate that a commitment to the initial and continuing training and retention of our sales force is an important competitive factor. Our representatives are dedicated exclusively to the marketing of our products and we believe enjoy an excellent reputation for their specialized knowledge of our products and therapies and their dedication to customer service. We believe this contributes to our objective of providing a superior level of customer service.

History

   We have been engaged in the pharmaceuticals business for 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E.Schering)"
During the course of, and in the aftermath of, World War II, all of Schering AGs subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in the World War II, the United States government confiscated the assets of German companies in the United States, including Schering AGs subsidiary Schering Corporation.
This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering-Plough Corporation have been totally independent of each other for many years, and have an agreement relating to the use of the word "Schering". See "-Patents and Other Intellectual Property" for a description of this agreement.
Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

   The Schering AG Group significantly restructured its operations over the past decade to concentrate on its pharmaceutical business. During the last five years, we have expanded our pharmaceutical product portfolio and obtained promising new technologies through a number of small-sized to mid-sized acquisitions and licensing and research and development collaboration relationships. Significant acquisitions during this period include:

  . in the area of Fertility Control and Hormone Therapy, our 1996 acquisitions of Leiras Oy and a majority share of Jenapharm GmbH & Co. KG.

  . in the area of Therapeutics, our acquisition in March 2000 of the Japanese company Mitsui Pharmaceuticals, Inc.

  . in the area of Diagnostics and Radiopharmaceuticals, our acquisition in 1995 of Medrad, Inc., our acquisitions in November 1999 of Diatide, Inc. and in April 2000 of a majority share of CIS bio international S.A.


   For a description of certain of our more significant licensing and collaboration relationships, see "-Products" and "-Research and Development-Collaboration Efforts".

PRODUCTS

   Our product portfolio is comprised of products from our core business areas of Fertility Control and Hormone Therapy, Therapeutics, Diagnostics and Radiopharmaceuticals and Dermatology. For a discussion of certain of the products and processes which we are currently developing, see "-Research and Development".

   In addition to net sales of products from our four core business areas, we derive net sales from certain other sources comprised of third party businesses [sales cooperations and toll manufacturing (principally pharmaceutical chemicals) for third parties] and curtailments of sales (granted bonuses, sales discounts and cash discounts). These net sales are referred to as net sales from "Other Sources" in this annual report.

   The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Groups business areas in the three years ended December 31, 2000. During the first half of 2000, due to our recent significant acquisitions in the field of radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics and Radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this annual report, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been any material net sales of radiopharmaceuticals prior to 2000.


                                                              Year ended December 31,
                                             2000                            1999                               1998
                                                        Percentage                       Percentage
                                         Percentage     Change            Percentage     Change             Percentage
                                   E     of Net Sales   from1999     E    of Net Sales   from 1998     E    of Net Sales
                                                               (in millions, except percentages)
  Net Sales by Business
  Area:
  Fertility Control
  and Hormone Therapy..........   1,353     30             15       1,173    32              6        1,109    34
  Therapeutics.................   1,402     31             24       1,128    31             14          991    30
  Diagnostics and
  Radiopharma-
  ceuticals{(1)}...............   1,360     30             31       1,040    28             18          882    27
  Dermatology..................     221      5             11         199     5              5          189     6
  Other Sources................     157      4             17         134     4             18          114     3
                                 -------  -----           ----     ------- -----           ----      ------- ------
  Total........................   4,493    100             22       3,674   100             12        3,285   100
                                 -------  -----           ----     ------- -----           ----      ------- ------
                                 -------  -----           ----     ------- -----           ----      ------- ------
-----
(1)  Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.

   The following table sets forth our top-selling products during 2000 and during 1999. These products represented 61% and 63% of the total net sales for the Group in 2000 and in 1999, respectively.



                                                              Year ended December 31,
                                                          2000                       1999

                                                              Percentage                 Percentage
                                                              change                     change
                                                   Net sales  from 1999       Net sales  from 1998
                                                  (E millions)               (E millions)

  1. Betaferon(R)/Betaseron(R) (Therapeutics)......   593        31              454        23
  2. Iopamiron(R) (Diagnostics)....................   372        21              307        31
  3. Magnevist(R) (Diagnostics)....................   286        23              233        18
  4. Ultravist(R) (Diagnostics)....................   238         9              219         5
  5. Diane(R) (Gynecology).........................   200        17              171        10
  6. Betapace(R) (Therapeutics)....................   168         7              157        23
  7. Microgynon(R)/Levlen(R) (Fertility Control)...   130        21              108         7
  8. Fludara(R) (Therapeutics).....................   111        30               86        14
  9. Femovan(R) (Fertility Control)................   109         5              103        (5)
  10. Climara(R) (HRT).............................   106        14               93         8
  11. Androcur(R) (Therapeutics, Gynecology).......   103         5               99        (2)
  12. Meliane(R) (Fertility Control)...............   102        26               81        63
  13. Triquilar(R)/Tri-Levlen(R) (Fertility Control)   92        (4)              95       (16)
  14. Mirena(R) (Fertility Control)................    70        17               60        45
  15. Noctamid(R) (Therapeutics)...................    42         8               39         7
                                                     -------                   --------
  Total............................................   2,722                     2,305
                                                     -------                   --------
                                                     -------                   --------

Fertility Control and Hormone Therapy
   The following table sets forth selected fertility control and hormone therapy products presently marketed by the Group.


                                                                                 Net Sales
Product             Active Ingredient(s)          Indication                     2000  1999
                                                                                (E millions)

Diane(R)            Cyproterone acetate/ethinyl   Androgen dependent disorders    200   171
                    estradiol                     in women (including acne,
                                                  seborrhea, hirsutism)

Microgynon(R) 30/   Levonorgestrel/               Combined oral contraceptive     130   108
Levlen(R)           ethinyl estradiol

Femovan(R)          Gestodene/ethinyl estradiol   Combined oral contraceptive     109   103

Climara(R)          Estradiol                     Hormone replacement             106    93
                                                  therapy (patch)

Meliane(R)          Gestodene/Low dose ethinyl    Combined oral contraceptive     102    81
                    estradiol

Triquilar(R)/       Low dose levonorgestrel/      Combined oral contraceptive      92    95
Tri-Levlen(R)       ethinyl estradiol             (triphasic)

Mirena(R)           Levonorgestrel                Intrauterine hormonal            70    60
                                                  contraceptive

Miranova(R)/        Low dose levonorgestrel/      Combined oral contraceptive      39    19
Levlite(R)          Low dose ethinyl estradiol

Valette(R)          Dienogest/ethinyl estradiol   Combined oral contraceptive      32    30

Yasmin(R)           Drospirenone/                 Combined oral contraceptive      (*)   (*)
                    ethinyl estradiol
Androcur(R)         Cyproterone acetate           Androgen dependent              (**)  (**)
                                                  disorders in women
                                                  (including hirsutism)
Climodien(R)        Estradiol valerate combined   Continuous combined hormone     (**)  (**)
                    with dienogest                replacement therapy

-----
(*)  Launched in 2000
(**) Less than E 5 million


   The Groups long tradition in the field of hormone research began in the 1920s. We played a key role in the establishment of a completely new field of endocrinology, the study of sex hormones.
Since that time, we have maintained and expanded our scientific competence in this area and have employed our knowledge by developing innovative products.

   Our comprehensive female healthcare program develops preparations in the areas of hormonal contraception, hormonal replacement therapy and gynecological therapy. In our male healthcare program, we are engaging in the research and development of products for male contraception, age-related diseases and sexual disorders.

   We have further built upon the Groups long tradition and expertise in the field of hormone research through our 1996 acquisitions of a majority share of Jenapharm GmbH & Co. KG and the Finnish company Leiras Oy and our collaboration with the Institut fur Hormon- und Fortpflanzungsforschung (Institute for Hormone and
Reproduction Research) at the University of Hamburg.

   Fertility Control
   We introduced Anovlar(R), the first oral contraceptive outside of the United States, in Europe in 1961. Over the past four decades, we have continually improved the tolerability and safety of oral contraceptives by reducing the hormone dosage and developing new progestogens and treatment regimens. Today, we are marketing a variety of hormonal contraceptives in order to meet the diverse needs of women. The Groups fertility control products are comprised of oral contraceptives and a number of alternatives to oral contraception, including intrauterine hormone delivery systems, hormonal injections and contraceptive implants.


   Oral Contraceptives
   Combined oral contraceptives contain an estrogen component, usually ethinyl estradiol, and a progestogen component. Over the years, the estrogen content has been reduced to levels in the range of, or even below, 0.02 mg ethinyl estradiol per unit in modern contraceptives. The so-called mini-pill is a progestin-only pill to be taken continuously as an alternative to combined oral contraceptives for some women.

   The dose of individual progestins in oral contraceptives, which may be the reason for some minor side effects, such as nausea, has also been reduced over time. More importantly, new progestins with higher potency and more favorable pharmacological properties have been discovered and developed. In the 1970s, we introduced the oral contraceptives Neogynon(R) and Microgynon(R) using levonorgestrel as the progestin. In 1987, we launched Femovan(R), which uses gestodene as the progestin. During 1995, we launched Valette(R) with dienogest as the progestogen component. In November 2000, we launched Yasmin(R), which contains the new progestin drospirenone, in Germany. Drospirenone has anti-mineralcorticoid and anti-androgenic properties similar to the natural progestin.

   Combined oral contraceptives generally can be subdivided into monophasic, biphasic and triphasic preparations. Monophasic preparations contain a constant dosage of an estrogen and a progestogen. In biphasic preparations, the daily dose of progestogen is increased in the second half of the cycle of use, while the estrogen dose remains constant over the entire cycle of use. Triphasics contain graduated daily dose levels of hormones in order to mimic the variable hormone production of the physiological cycle while keeping the total dosage of exogenous steroids as low as possible.


   Our product portfolio of oral contraceptives includes the following:

  . Yasmin(R). Yasmin(R) is a new oral contraceptive with the innovative progestogen drospirenone. High contraceptive reliability and excellent cycle control are basic clinical features of this new preparation. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Yasmin(R) could be particularly suitable for women susceptible to estrogen-related water retention causing weight gain. Clinical studies have shown that Yasmin(R) can improve the general well- being of women. In addition, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin(R) has been shown to be well-tolerated, with a low incidence of adverse events. Regulatory approval for Yasmin(R) was granted by the Netherlands in March 2000. In addition, all European Union member states as well as Iceland and Norway have in a mutual recognition process recently agreed to approve Yasmin(R). Yasmin(R) was launched in November 2000 in Germany and in February 2001 in Sweden. Currently registration has been granted in 20 countries and is pending in another 15.
     An application for regulatory approval for Yasmin(R) has been submitted in the United States and a regulatory approvable letter has been issued by the FDA. In the regulatory approvable letter, the FDA requested additional information, which was submitted to the FDA in November 2000. We expect Yasmin(R) to be approved by the FDA within the first half year of 2001.

  . Microgynon(R) 30 (marketed in the United States as Levlen(R)). Microgynon(R) 30 is a monophasic oral contraceptive containing levonorgestrel and is available in the United States, Europe, Latin America and Asia.

  . Femovan(R). Femovan(R) is a monophasic oral contraceptive containing gestogene. The product shows an excellent tolerability, reliability and cycle control. Femovan(R) was first launched in 1987 and is available in Europe, Latin America and Asia.

  . Triquilar(R) (marketed in the United States as Tri-Levlen(R)). Triquilar(R) is an oral contraceptive containing levonorgestrel in a triphasic dosage regime, thus mimicking the variable hormone production of the menstrual cycle while keeping the total dose of exogenous steroids as low as possible. Triquilar(R) was first launched in 1979 and is available in Europe, Latin America, Asia, the United States and, since 1999, in Japan.

  . Meliane(R). Meliane(R) is a low-dose monophasic oral contraceptive containing gestodene. The product exhibits high reliability, cycle control and tolerability. Meliane(R) was launched in France in 1995.

  . Valette(R). Valette(R) is a low-dose monophasic oral contraceptive with additional therapeutic benefits containing dienogest. Valette(R) demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The antiandrogenic activity of dienogest has shown in clinical studies in Europe beneficial effects on acne. Valette(R) was launched in Germany in 1995 and an application for regulatory approval has been submitted in Europe and certain markets in Latin America.

  . Miranova(R) (marketed in the United States as Levlite(R)). Miranova(R) is a low-dose monophasic oral contraceptive containing levonorgestrel. In addition to high contraceptive reliability, Miranova(R) provides good cycle control with a low frequency of inter-menstrual bleedings and a low incidence of side effects. Miranova(R) was launched in Germany in 1996 while Levlite(R) was launched in the United States during 1998.


   Non-Oral Contraceptives
   Mirena(R), an intrauterine progestogen-containing delivery system, is an alternative in family planning, and one of our fastest growing products as measured by net sales. Mirena(R) combines the advantages of local hormonal and intrauterine contraception, particularly in the areas of reliability and ease of use. Mirena(R) is inserted into the uterus, where it releases low doses of a progestogen (currently levonorgestrel) for a period of five years. Mirena(R) was first launched in Europe in 1990 and is also available in Asia and Colombia and in a number of other markets in Latin America. Mirena(R) was approved in the United States in December 2000.

   Hormonal contraception can also be achieved as intra-muscular injections, which ensure a long-lasting effect. Our injectable contraceptive Norigynon(R) (Mesigyna(R)) contains an estrogen and progestin derivative and is injected once a month, while Noristerate(R) relies on a progestin-only effect and is administered once every three months.

   We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone over several years.


   Hormone Replacement Therapy
   Approximately 50% of climacteric (menopausal) women suffer from menopausal symptoms which require treatment and can be attributed to the cessation of sex hormone production by the ovaries during perimenopause. This deficiency syndrome includes not only climacteric complaints such as hot flushes, but also a higher risk of cardiovascular disease and osteoporosis (loss of bone mass). These disorders can be prevented by replacing the hormones that the body has ceased to produce in sufficient amounts.

   Hormone replacement therapy (HRT) can be achieved by supporting an estrogen or an estrogen/progestin combination. The hormone combination can be used as a sequential or a continuous method. In sequential HRT, which is the method mainly used during menopause, the progestogen is added to the estrogen only in the second half of the cycle. The advantage of the sequential method is that the progestogen counteracts excessive growth of the uterine lining that may result from estrogen use and stabilizes the unwanted irregular cycles in pre-menopause and post-menopause. The cyclical use of a progestogen leads to withdrawal bleeding.

   In continuous combined HRT, which is used for postmenopausal women, both the estrogen component and the progestogen are administered simultaneously over the entire period of use. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The goal of continuous HRT for postmenopausal women shifts from relieving climacteric symptoms, such as hot flushes, to addressing other age- and hormone-related disorders, such as osteoporosis, incontinence, decrease of sexual function, loss of memory and prevention of cardiovascular diseases.

   Our portfolio of hormone replacement therapy products includes Climara(R), which releases estradiol via a transdermal patch that is replaced once a week, as well as Climodien(R). Climara(R) was first launched in the United States in 1995. In 1999, Climara(R) received FDA approval for the prevention of osteoporosis. Authorization of this indication is expected soon in Europe and Latin America. Climodien(R) contains either a regular or lower dose of estradiol valerate combined with dienogest in a continuous combined regimen for treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users. Treatment with Climodien(R) results in a high incidence of amenorrhea, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. The two preparations provide the prescribers with an option to titrate estrogen doses according to the womens needs without changing the progestogen component. The regular- dose Climodien(R) has shown an excellent clinical profile with regard to relief of menopausal symptoms and bleeding control and the antiandrogenic properties of dienogest are an additional benefit for women at this age. Regulatory approval for Climodien(R) was granted by the Netherlands in December 2000. Regulatory approval in all member states of the European Union is expected in the first half of 2001. The lower-dose Climodien(R) is in clinical phase III.

   Our hormone replacement therapy product range is complemented by an injectable, Gynodian Depot(R).


   Gynecological Therapy
   We offer a range of products for the treatment of certain hormone-related gynecological disorders, including Diane(R)-35, Androcur(R) and Progynon(R) C. Diane(R)-35 is used for the treatment of acne but exerts the same contraceptive reliability as combined oral contraceptives. Androcur(R) is an antiandrogen used, in certain cases in combination with Diane(R)-35, for the treatment of hirsutism (symptoms of masculine hair growth in women), acne and seborrhea caused by increased androgen levels. Progynon(R) C is an estrogen for the treatment of primary and secondary amenorrhea.

Therapeutics



   The following table sets forth selected therapeutic products presently marketed by the Group.

                                                                                         Net Sales
Product        Active Ingredient(s)    Indication                                        2000 1999
                                                                                       (E millions)

Betaferon(R)/    Interferon beta-1b      Multiple sclerosis                                593  454
Betaseron(R)                             (for relapsing remitting form and, in Europe,
                                         Australia and Canada only, secondary
                                         progressive form)

Betapace(R)/     Sotalol HCl             Arrhythmias; atrial fibrillation                  168  157
Betapace(R) AF

Fludara(R)       Fludarabine phosphate   Chronic lymphocytic leukemia                      111   86

Androcur(R)      Cyproterone acetate     Prostate cancer                                   103   99

Noctamid(R)      Lormetazepam            Sleep disturbances                                 42   39

Ilomedin(R)      Iloprost                Peripheral Arterial Occlusive                      32   21
                                         Disease (PAOD) stages III/IV

Bonefos(R)       Clodronate              Hypercalcaemia and osteolysis                      29   28

   We develop novel therapeutics and offer innovative products for the treatment of selected disabling and life threatening conditions, including multiple sclerosis and other diseases of the central nervous system and cardiovascular system, and in the field of oncology.


   Central Nervous System
   Our portfolio of therapeutic products for the treatment of diseases of the central nervous system includes Betaferon(R) and Noctamid(R).

  . Betaferon(R) (interferon beta-1b). Betaferon(R) (which is marketed in the United States and Canada under the trademark Betaseron(R)) has been the Groups leading product in terms of net sales for the past four years. Betaferon(R) was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing remitting MS in the United
     States in 1993, in Europe in 1996 and was approved in Japan in September 2000. Betaferon(R) is also marketed in all major Latin American markets. Betaferon(R) was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999 and we have filed an NDA for secondary progressive MS in the United States. Betaferon(R) is manufactured for the United
     States and Japan markets by Chiron Corporation. Chiron also receives royalties from our sales in Europe of Betaferon(R) manufactured by Boehringer Ingelheim.

  . Noctamid(R) (lormetazepam). Noctamid(R) is a short acting benzodiazepine which has been developed and marketed for the treatment of sleep disorders.

   Cardiovascular System
   Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes: Betapace(R) and Ilomedin(R)

  . Betapace(R)/Betapace(R) AF (sotalol). Betapace(R) is used in the treatment of ventricular arrhythmias (abnormal heart rhythm), such as sustained ventricular tachycardia. Betapace(R) is an anti-arrhythmic drug with Class II (beta adrenoceptor) properties and Class III (cardiac action potential duration prolongation) properties. Betapace(R) has been marketed since the 1970s for the treatment of hypertension, angina and arrhythmias. We market Betapace(R) only in the United States under a license granted by Bristol-Myers Squibb Company in 1991. We received regulatory approval for Betapace(R) AF, an indication for treatment of atrial fibrillation, in early 2000 and have three years exclusivity in the United States.

  . Ilomedin(R) (iloprost). Ilomedin(R) is a stable prostacyclin analogue used for the intravenous treatment of severe forms of peripheral arterial disease (Peripheral Arterial Occlusive Disease (PAOD) stages III and IV) and thrombo-angiitis obliterans. The product increases the microcirculatory perfusion and has been shown to reduce rest pain, improve ulcer healing and reduce the need for amputation. Ilomedin(R), which was first launched in 1992, is marketed in Europe and New Zealand.


   Oncology
   We presently market three therapeutic products in the area of oncology: Androcur(R), Fludara(R) and Bonefos(R). In addition, we have recently obtained rights to a number of promising products and processes in the area of oncology, as discussed under "-Research and Development-Therapeutics".

  . Androcur(R) (cyproterone acetate). Androcur(R) is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur(R) reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. Androcur(R) was introduced to the market in the 1970s in Europe but is not available in the United States. The active ingredient of Androcur(R), cyproterone acetate, is also used in gynecology. The drug combines progestogenic and antiandrogenic activities.

  . Fludara(R) (fludarabine phosphate). Fludara(R) is the only product that we currently market in the field of hematological oncology. Fludara(R), which was launched in the United States in 1991 and in Europe in 1994, is also marketed in all major Latin American markets. It is a purine analogue acting as an antimetabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara(R) has been established as a standard treatment for this group of patients. The drug is approved as second and third line monotherapy for CLL and has shown to be effective in clinical trials for the first line therapy. An oral formulation of Fludara(R) has been approved in Great Britain. As a line extension, clinical phase
     II studies are under way for the second and third line therapy for low-grade non-Hodgkins lymphoma (NHL).

  . Bonefos(R) (clodronate). Bonefos(R) is a second generation bisphosphonate for the treatment of hypercalcaemia and osteolysis due to malignancies. Bonefos(R) was developed by Leiras and was launched in Europe in 1990 and 1991. The product is available as an intravenous or an oral formulation. We market Bonefos(R) in several countries in Europe, the Middle East and Asia.

Diagnostics and Radiopharmaceuticals
   The following table sets forth selected diagnostic and radiopharmaceutical products presently marketed by the Group.

                                                                            Net Sales
Product      Active Ingredient(s)        Indication                         2000  1999
                                                                          (E millions)

Iopamiron(R)   Iopamidol                   X-ray contrast medium               372   307

Magnevist(R)   Gadopentate dimeglumine     MRI contrast medium                 286   233

Ultravist(R)   Iopromide                   X-ray contrast medium               238   219


Gadovist(R)    Gadobutrol                  MRI contrast medium                (**)   (*)

Levovist(R)    D-Galactose/palmitic acid   Ultrasound contrast medium           10  (**)

Quadramet(R)   Samarium-153                Metastatic bone lesions              10   (*)

AcuTect(R)     Peptide/technetium          Imaging of acute venous thrombosis (**)  (**)

NeoTect(R)     Peptide/technetium          Imaging of lung tumors             (**)   (*)

-----
(*)  Launched in 1999.
(**) Less than E 5 million.


   We are focused on the research, development and commercialization of imaging agents for the diagnosis of diseases and disorders. The Groups principal products in the Diagnostics and Radiopharmaceuticals business area include contrast media for use in X-ray, magnetic resonance imaging (MRI) and ultrasound procedures, radiopharmaceuticals for use in nuclear medicine and contrast medium application technologies.

   We have engaged in the research and development of contrast agents for over 70 years. Contrast media are used by radiologists, cardiologists and other physicians to improve the outcomes of diagnostic imaging procedures. The contrast agent is generally administered to the patient by injection.

   In the field of nuclear medicine, we recently expanded our activities beyond research. In order to strengthen the Groups basis for radiopharmaceuticals, in November 1999 we acquired Diatide, Inc., which is specialized in the research and development of radiopharmaceuticals. During April 2000, we also acquired a 60% interest in the French company, CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market.

   In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our wholly owned subsidiary Medrad. We acquired Medrad in 1995 to enhance and strengthen the Groups expertise and capabilities with regard to contrast media application and other imaging related technologies. We believe that Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed axial tomography (CT), angiography and MRI.

   X-Ray Contrast Media

  . Iopamiron(R) (iopamidol). Iopamiron(R) is an extracellular non-ionic monomeric X-ray contrast agent primarily for intravascular use. The product was among the Groups top five products in terms of net sales in 2000 and one of the top two selling X-ray contrast agents in Japan. We distribute Iopamiron(R) in Japan, France and Latin America under a license from Bracco S.p.A. We first launched Iopamiron(R) in Europe in 1984 and in Japan in 1986.

  . Ultravist(R) (iopromide). Ultravist(R) is an extracellular non-ionic monomeric X-ray contrast agent for intravascular use. The product was among the Groups top five products in terms of net sales in 2000, and we believe Ultravist(R) is the leading X-ray contrast agent in Europe in terms of market share. Ultravist(R), which was developed by us, was launched in Europe in 1985 and is currently marketed in 71 countries worldwide.


   MRI Contrast Media

  . Magnevist(R) (gadopentetate dimeglumine). Magnevist(R) is an extracellular MRI contrast agent for cranial, spinal and whole body applications for patients of all age groups. The product was the first MRI contrast agent developed and was among the Groups top five products in terms of net sales in 2000. We believe Magnevist(R) is the leading MRI contrast agent in the world in terms of market share. Magnevist(R), which was developed by us, was launched in Europe, the United States and Japan in 1988 and is currently marketed in 75 countries worldwide.

  . Gadovist(R) 1.0 (gadobutrol). Gadovist(R) 1.0 is an extracellular MRI contrast medium. The product was first launched in Switzerland in 1999 for central nervous system indications. In addition, all member states of the European Union have in a mutual recognition process approved Gadovist(R) 1.0, and it was launched in Germany in 2000. Gadovist(R) 1.0 is being further developed for body indications including magnetic resonance angiography and is currently in phase III clinical studies. Gadovist(R) 1.0 is particularly suited for such applications as perfusion imaging and high-dose studies.


   Ultrasound Contrast Media

  . Levovist(R) (palmitic acid-stabilized galactose-based air microbubbles). Levovist(R) is an ultrasound contrast agent for blood pool imaging. Levovist(R) was first launched in Germany and Sweden in 1996 and is currently marketed in over 40 countries in Europe, Asia, Canada and Latin America. In September 1999, Levovist(R) was launched in Japan, where it is co-promoted with Tanabe Seiyaku Co., Ltd.


   Radiopharmaceuticals for Nuclear Medicine

  . Quadramet(R). Quadramet(R) is a therapeutic agent for the relief of pain in patients with metastatic bone lesions that image on conventional bone scan. Quadramet(R) consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EBTMP, which targets the drug to sites of new bone formation. We market the product in the United States under an exclusive license from Cytogen Corporation. As a result of the acquisition of a majority share of CIS bio international in April 2000, we obtained European and Japanese rights to Quadramet(R).

   As a result of our acquisition of Diatide, Inc. in 1999, we obtained two radiopharmaceutical products for use in nuclear medicine imaging, AcuTect(R) and NeoTect(R). Under an agreement between Diatide and Nycomed Amersham plc, Nycomed Amersham has exclusive co-promotion rights to NeoTect(R) and AcuTect(R) in the United States until October 2004 and October 2003, respectively, and exclusive distribution and license rights to the products in Europe, South Africa and certain countries in the Middle East.

  . AcuTect(R). AcuTect(R) is a radiopharmaceutical for imaging of deep vein thrombosis in the lower extremities. The product was launched in the United States in 1998.

  . NeoTect(R). NeoTect(R) is a radiopharmaceutical for imaging of lung cancer. The product was launched in the United States in 1999. During July 2000, the Committee for Proprietary Medical Products (CPMP) adopted a positive opinion to recommend the granting of a marketing authorization for the product in Europe. The product was authorized for use in all member states of the European Union in November 2000. It will be marketed as NeoSpect(R) in Europe.


   We strengthened our portfolio of radiopharmaceutical products with the April 2000 acquisition of a majority share of CIS bio international, which specializes in the development, production and distribution of radiopharmaceuticals and capsulated radioactive sources.


   Dermatology

   The following table sets forth selected dermatology products presently marketed by the Group.

                                                                                          Net Sales

Product                 Active Ingredient(s)                     Indication               2000  1999
                                                                                         (E millions)

Nerisona(R)/
Nerisona(R) C/          Diflucortolone valerate/Diflucortolone   Corticoid responsive      40    35
Tri-Nerisona(R)         valerate, Chlorquinaldol/Diflucortolone  dermatoses
                        valerate, Isoconazole nitrate, Neomycin
                        sulfate

Travogen(R)/            Isoconazole nitrate                      Superficial               32    29
Travocort(R)                                                     dermatomycoses

Advantan(R)             Methylprednisolone aceponate             Eczema                    26    21
Neriproct(R)            Diflucortolone valerate, Lidocain        Hemorrhoids               22    17
Psorcutan(R)            Calcipotriol                             Psoriasis                 17    16

Skinoren(R)/Azelex(R)   Azelaic acid                             Acne (mild to             12    15
                                                                 moderate)

Levulan(R)/             Aminolevulimic acid                      Actinic keratosis         (*)   (*)
Kerastick(R)

-----
(*) Launched in 2000


   The Group has been engaged in the area of Dermatology since we pioneered modern dermatological therapies with topical corticoids in the early 1950s. We are currently active in several of the most important dermatological indication fields, including eczema, mycoses, acne, psoriasis, pre-cancerous skin conditions and hemorrhoids.

   Our principal products in the Dermatology area are:

  . Nerisona(R) (diflucortolone valerate). Nerisona(R) is a corticosteroid of medium potency used for the treatment of eczema and psoriasis. The product is available as cream, ointment, fatty ointment and solution. Principal sales from the product, which was first launched in 1975, are from Japan and Europe. Nerisona(R) is also distributed in Latin America and Asia.

  . Travogen(R) (isoconazole nitrate), Travocort(R) (isoconazole nitrate, difluocortolone valerate). Travogen(R) and Travocort(R) are our prime anti-fungal products for the treatment of dermatomycoses. Travocort(R) is also indicated in super-infected dermatomycoses. The products were introduced in 1979. Most of the sales of the products occur in Europe and Latin America.

  . Advantan(R) (methylprednisolone aceponate). Advantan(R) is a topical corticosteroid for the treatment of eczema. Advantan(R) was first launched in 1992. We presently distribute Advantan(R) in Europe, Latin America and Asia. In Australia and New Zealand, Advantan(R) is co-marketed with Commonwealth Serum Laboratories Ltd. The arrangement terminates in 2004.

  . Neriproct(R) (diflucortolone valerate, lidocain). Neriproct(R) is used to treat hemorrhoids and is distributed in Japan.

  . Psorcutan(R) (calcipotriol). Psorcutan(R) is a vitamin D3 based topical product for the treatment of mild to moderate psoriasis. The product is available as ointment, cream or solution. Psorcutan(R) was developed by Leo Pharmaceuticals and first launched in Germany in 1992. We have semi-exclusive rights to distribute Psorcutan(R) in Germany, Italy, Austria, Turkey and Eastern Europe under a licensing agreement which terminates in 2006.

  . Skinoren(R) (marketed in the United States as Azelex(R)) (azelaic acid). Skinoren(R) is used to treat mild to moderate inflammatory acne vulgaris both as a stand-alone therapy and in combination with other topical agents such as benzoyl peroxide. Skinoren(R) was launched in Europe in 1989 and in the United States in 1995. We distribute the product in Europe and Latin America. In the United States, Azelex(R) is distributed by Allergan Inc. under a co- marketing arrangement. We intend to co-market this product in the United States as Finevin(TM) Cream in 2001. A gel preparation is under regulatory review in Europe. An IND for the gel preparation was submitted in November 2000 in the United States and a NDA is expected to be submitted in the United States in 2002.

  . Levulan(R)/Kerastick(TM) (aminolevulinic acid or "5 Ala"). Levulan(R) is a photosensitization agent for the treatment of actinic keratosis, an increasingly prevalent pre-cancerous condition resulting from excessive exposure to sunlight. The product is a liquid formulation that also is available in an easy to use application system known as Kerastick(TM). Levulan(R) was licensed in 1999 from DUSA Pharmaceuticals, Inc. and was launched in the United States in September 2000. The product is in the pre-registration phase in Europe and Latin America.


RESEARCH AND DEVELOPMENT


Overview
   Our research and development activities are focused primarily on four selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel technologies resulting in the development of:

  . causal therapy of selected disabling and life threatening diseases.

  .  sensitive and highly specific diagnostics.

  .  gender specific health care products.

  .  treatments of severe skin disorders.

   In our drug and target discovery and profiling efforts, we are committed to the application of cutting edge technologies, including gene therapy, gene discovery, functional genetics and pharmacogenomics, proteomics, state-of-the-art combinatorial chemistry and high throughput screening methods. We have instituted several programs designed to optimize the research and development process in order to shorten the period of time from the start of early compound finding until the time that the product reaches the market.


Collaboration Efforts
   Besides our internal research and development efforts, we have made a strategic decision to engage in efficient collaboration. Thus, we continuously monitor drug and target discovery and new therapeutic principles in our four core business areas and beyond for opportunities to enrich our product portfolio and to broaden our technology platform. We enter into licensing arrangements or otherwise acquire synergistic or value-added drugs and technologies. We have established a number of research and development cooperation networks with leading international academic and industrial partners, including biotechnology companies and major pharmaceutical companies.

   The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner                                     Objective

Pfizer Inc...............................   Anti-thrombotics, R&D in factors of the clotting cascade

Novartis International AG................   Joint development of angiogenesis inhibitors
                                            (therapy of solid tumors)

IDEC Pharmaceuticals Corp................   Radioimmunotherapy in hematological oncology (radiolabeled mAB)

ILEX Oncology, Inc./ LeukoSite, Inc.
(Millennium Pharmaceuticals, Inc.).......   Immunotherapy in hematological oncology (mAB)

Peregrine Pharmaceuticals, Inc.
(formerly Techniclone Corporation).......   Radioimmunotherapy in hematological
                                            oncology (radiolabeled mAB)
Alliance Pharmaceuticals Corp............   Ultrasound contrast medium

Collateral Therapeutics, Inc.............   Angiogenic gene therapy

DUSA Pharmaceuticals, Inc................   Photodynamic therapy in dermatological indications

INCYTE Pharmaceuticals, Inc..............   Genomics-access to EST/gene database

Ribozyme Pharmaceuticals, Inc............   Genomics-antisense technology for target validation

MediGene AG..............................   Vaccination for treatment of precancerous lesions of
                                            the cervix
Phoenix Pharmacologics Inc...............   Enzymatic technology in cancer therapy

Pharmacopeia, Inc........................   Drug discovery-access to large compound
                                            libraries

Myriad Genetics, Inc.....................   Access to genomic database for proteins

The Population Council...................   Synthetic androgen for treatment of
                                            hypogonadism
Titan Pharmaceuticals Inc...................Development of infectable cells producing dopamine for treatment of Parkinsons

Philogen S.r.l...........................   Diagnosis, photodynamic-, and radiotherapy of tumors and other pathologies

EPIX Medical Inc.........................   MRI contrast media


   We have ownership interest institutions that perform basic research of special interest to the Group. These basic research institutions maintain a close relationship with our research and development organization. The following table sets forth these institutions, our ownership interest, and their field of research:



                                                    Ownership

Institution                                          Interest
     Research Field

Institute for Hormone and Reproduction Research...      70%     .  Basic research in reproduction
 ..............                                                     physiology and endocrinology.
metaGen GmbH (Genome Research Corp.)..............     100%     .
 Identification of genes
                                                                   responsible for certain diseases. Current focus is
                                                                   breast and prostate cancer genes.

Research and Development Efforts

   Expenditures on research and development increased 19% to E 811 million in 2000 from E 684 million in 1999.

   During 2000, 30% of our research and development expenditure could not be allocated to specific projects as it accrued. These unallocated expenditures primarily relate to basic research costs, management costs, infrastructure costs, international project management costs and regulatory compliance overhead costs. The following table sets forth, by business area, the research and development expense allocable to projects for the year ended December 31, 2000:

                                                                                               2000  1999
                                                                                              (E millions)
Research and Development Expense Allocable to Projects by Business Area:
Therapeutics................................................................................    229   219

Fertility Control and Hormone Therapy.......................................................    164   127
Diagnostics and Radiopharmaceuticals{(1)}...................................................    105    67

Dermatology.................................................................................     20     9
Other research projects.....................................................................     51    44
                                                                                               ----- -----
Total.......................................................................................    569   466
                                                                                               ----- -----

-----
(1) Expenditures in the field of radiopharmaceuticals have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   Fertility Control and Hormone Therapy
   We are a pioneer in the area of female healthcare and our fertility control, hormone replacement therapy and gynecological therapy products seek to meet the highest standards of efficacy, reliability and safety. In fertility control, our research and development efforts are aimed to identify new modes of contraception

(hormonal and nonhormonal), to reduce hormone dosages further, to improve tolerability, to develop new methods for application and to offer additional therapeutic benefits. In hormone replacement therapy, we are developing products for the treatment of climacteric complaints and for the prevention and treatment of osteoporosis with a panel of treatment regimes and a variety of choices regarding the active ingredients and the form of application (such as oral form, intrauterine systems and patches). In gynecological therapy (hormone therapy), we are developing a new treatment for endometriosis. We are also pursuing an andrological research program to identify approaches for male fertility control and to address age- related hormonal imbalances and corresponding disease processes in males.

   The following table lists the principal products from the Fertility Control and Hormone Therapy business area currently under development by the Group, their composition and current development status:

Product/Project                      Composition                            Status
Oral Contraceptives:

Oral Contraceptive                   Estradiol valerate/Dienogest           Phase III
      containing estradiol
Yasmin(R) 20                         Ethinyl estradiol/Drospirenone         Phase III

Hormone Replacement Therapy:
Avaden(R)                            Gestodene/Estradiol (Oral)             France: Submitted
      (Sequential Combined)
Climara Pro(TM)                      Levonorgestrel/Estradiol Transdermal   US: Submitted
      (Continuous Combined)          System (Patch)
Climarelle(TM)                       Patch                                  Phase III
Angeliq(R)                           Drospirenone/Estradiol (Oral)          Phase III
      (Continuous Combined HRT)

Hormone Therapy:
Endometrial protection under
        Levonorgestrel Intrauterine System     Phase III
      estrogen replacement therapy   (IUS)
Endometrion(R) therapy of            Dienogest (Oral)                       Phase III
      endometriosis


   Oral Contraceptives

  . Oral Contraceptive containing estradiol. The aim of this project is to broaden the contraceptive choice for women in their later reproductive life and to introduce natural estrogen (estradiol) in oral contraception. Premenopausal women are still at risk of pregnancy, so that they need a reliable contraceptive. At the same time, pre- and perimenopause is characterized by the development of symptoms of hormone deficiency due to declining ovarian function. Such symptoms include irregular bleeding, hot flushes, night sweats, mood swings, vaginal dryness and fatigue. The process leading to osteoporosis in postmenopausal women starts by age 35-40, when bone resorption gradually exceeds bone formation. Thus, the premenopausal years are an important period during which to optimize bone mass preservation to reduce the risk of hip fractures during the postmenopause. With a pill containing estradiol and dienogest, we aim to provide an effective and safe contraceptive for the 35-50 year age group, with additional benefits regarding bone protection and alleviation of vasomotor symptoms. This product is currently undergoing phase III studies.

  . Yasmin(R) 20. Yasmin(R) 20, a lower dose variation of Yasmin(R) containing the same dose of drospirenone but only 0.02 mg of ethinyl estradiol, is currently undergoing phase III clinical studies.


   Hormone Replacement Therapy

  . Avaden(R). Avaden(R) 1 and Avaden(R) 2 are new gestodene-containing HRT products with the option of dose selection. Avaden(R) 1 and Avaden(R) 2 are sequential combined products. Both products are highly effective in the control of climacteric symptoms.
     Moreover, bone mineral density was shown to increase during treatment, so that both preparations effectively prevent postmenopausal bone loss. Avaden(R) 1 and Avaden(R) 2 induce a favorable bleeding pattern with predictable and regular cyclical withdrawal bleeding and a low incidence of intermenstrual bleeding. Clinical studies reported excellent tolerance and a low incidence of adverse events. Avaden(R) 1 and Avaden(R) 2 have been submitted for registration in Europe.

  . Climara Pro(TM). As an alternative to oral hormone replacement therapy, a combination patch with estradiol and levonorgestrel is being developed. This patch will only need to be applied once a week and is intended for use in osteoporosis prevention and the treatment of climacteric complaints. The product has been submitted for registration in the United States and is expected to be submitted for registration in Latin America and Europe in 2001.

  . Angeliq(R). A low-dose preparation for continuous combined oral hormone replacement in postmenopausal women is in clinical development. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The product is developed for the treatment of climacteric symptoms and prevention of osteoporosis. The preparations contain estradiol and drospirenone (in different dosages) as the progestogen component to provide endometrial protection. These combination preparations are expected to offer clinical advantages due to drospirenones complete lack of androgenic effects and its mild anti-mineralcorticoid activity. This may reduce common side effects of conventional estrogen therapy, such as fluid retention and subsequent breast tension and weight increase in susceptible women. The project is currently in the pre-registration phase.


   Hormone Therapy (Gynecological Therapy)

  . Endometrial protection under estrogen replacement therapy. We are developing an intrauterine system (IUS) for women in the menopause. The technology of the IUS has been used successfully for contraception for some years with the product Mirena(R) and also to protect the endometrium of women in the perimenopause who are receiving estrogen replacement therapy. Women in the postmenopause no longer require contraception. For these women, a smaller version of the IUS is being developed as the uterus shrinks considerably after menopause. The smaller IUS also releases levonorgestrel. If a woman in the postmenopause is on estrogen replacement therapy, this IUS prevents excessive growth of the uterine lining. Since this IUS is a local application, it also avoids the possible side effects of a progestin. The project is currently in clinical phase III.

  . Endometrion(R). Endometrion(R) is a product specifically targeted for convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a progestogen with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as efficacious as GnRH-agonists but with a lower incidence of progestogenic and estrogen deficiency-related side effects. Treatment is recommended for 24 weeks, but long-term use will be possible. Cost-effectiveness of long-term treatment is an additional benefit. The project is in clinical phase III.


Therapeutics

   Our current research and development efforts in Therapeutics are focused on cardiovascular and central nervous system diseases and in the field of oncology.

   Central Nervous System

  . Mesopram(TM). In order to offer a more convenient mode of administration, we are performing a phase II study to investigate whether the oral administration of the PDE IV inhibitor Mesopram(TM) could be an effective and safe method of administration in patients with multiple sclerosis.

   In addition, we have licensed a product from Nippon Shinyaku for the therapy of stroke- related brain damage which is currently in phase I clinical development. The drugs pharmacology is new for this indication. Furthermore, an immune modulator developed from our own research, has entered Phase I (for oral treatment of multiple sclerosis).


   Cardiovascular System

  . Iloprost Inhaler. Iloprost, a stable analogue of prostacyclin, is being investigated in phase III studies for the therapy of pulmonary hypertension, a disease with an extremely high need for an acute and effective treatment. Inhalation should provide a rapid response and a high tolerability. Iloprost is being marketed as Ilomedin(R) for PAOD.

   In cooperation with Collateral Therapeutics, Inc., we have initiated a program using the FGF-4 gene for Angiogenic Gene Therapy (AGT). The program is currently in phase I/II clinical development for stable angina pectoris. Another early product development has been commenced in cooperation with Pfizer Inc. The drug is a Factor Xa inhibitor for the prevention of thrombosis in acute coronary syndromes.


   Oncology
   In addition to our Fludara(R) line extensions within the field of hematological oncology, our primary development efforts in the field of oncology are Campath(TM) and Zevalin(TM):

  . Campath(TM) (alemtuzumab). Campath(TM) is a humanized monoclonal anti-CD52-antibody used for treatment of chronic lymphocytic leukemia (CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara(R) treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and failed Fludara(R) therapy. A BLA was filed with the FDA in December 1999. The FDA has given Campath(TM) a fast-track designation and also has granted orphan drug status. In
     December 2000, the FDAs Oncologic Drugs Advisory Committee
     (ODAC) recommended to give Campath(TM) accelerated approval. In the European Union, Campath(TM) was submitted for registration via the centralized procedure. We have worldwide marketing rights to Campath(TM), excluding Japan and Asia, under a distribution and development agreement with LeukoSite, Inc. (which has been acquired by Millennium Pharmaceuticals, Inc.) and ILEX
     Oncology, Inc.

  . Zevalin(TM). Zevalin(TM) is an Yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-
     Hodgkins lymphoma (NHL). The mechanism of action is beta-radiation by Yttrium-90, which is complexed to the antibody.
     The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin(TM) therapy, peripheral
     B-cells need to be cleared by a low dose of rituximab (produced by Genentech/La Roche). Zevalin(TM) shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies and also for patients refractory to rituximab. Clinical development is in its late stage. A NDA was submitted in the United States in November
     2000. In Europe, Zevalin(TM) was submitted for registration in January 2001. The Group has worldwide rights to Zevalin(TM), excluding the United States.

   We also currently have two products for the treatment of solid tumors under phase I development:

Indication                       Mechanism

Various solid tumors..........   Anti-angiogenesis
Hepatoma, melanoma............   Induction of arginine deficiency in tumor cells


Diagnostics and Radiopharmaceuticals
   We believe that we are a world leader in the field of in vivo diagnostic imaging, providing innovative X-ray, magnetic resonance imaging and ultrasound contrast media products. Our current research and development projects are directed towards disease specific and functional imaging products that provide an even more accurate and earlier detection of tumors, central nervous system and cardiovascular diseases (sensitive perfusion imaging) and molecular imaging of inflammatory and proliferative processes. With our recent acquisitions of the research and development-based companies Diatide, Inc. and CIS bio international, which specialize in the field of radiopharmaceuticals, we broadened our technology platform in molecular and functional diagnostics.

   The following table lists the principal diagnostic and radiopharmaceutical products currently under development, their indications and current status:


Product       Indication/Description                       Status
Resovist(R)   MRI contrast agent/liver imaging             US:    Submitted
                                                           Japan: Submitted
                                                           EU:    Submitted

Eovist        MRI contrast agent/liver imaging             US:    Phase III
                                                           EU:    Phase III
                                                           Japan: Phase III

MS-325        MRI contrast agent/cardiovascular            US:    Phase III

Imavist       Ultrasound contrast agent/echocardiography   US:    Submitted

CISNOET(TM)   Radiopharmaceutical/cardiac imaging          US:    Phase III
                                                           EU:    Phase III


   The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  . Resovist(R) (ferucarbotran). Resovist(R) is an MRI contrast agent for liver-specific imaging being developed for the improved detection and characterization of hepatic tumors.
     A regulatory approvable letter for Resovist(R) was issued by the FDA in October 2000.

  . Eovist (gadoxetic acid). Eovist is an MRI contrast agent for liver-specific imaging being developed for the detection and characterization of hepatic tumors in T1-weighted images.

  . MS-325. MS-325 is an MRI contrast agent being developed for diagnosing diseases of the vasculature. The product is being developed in cooperation with EPIX Medical Inc. By obtaining the exclusive sales and marketing rights in Japan in January
     2001, we now own these rights for MS-325 worldwide.

  . Imavist. Imavist is a contrast agent for ultrasound being developed to aid in the assessment of cardiac function and myocardial blood flow. The product is being developed in cooperation with Alliance Pharmaceutical Corp. A regulatory approvable letter for Imavist was issued by the FDA in August 2000.

  . CISNOET(TM). CISNOET(TM) is a scintigraphic imaging agent being developed for the diagnosis of coronary artery disease.

Dermatology
   Our current research and development efforts in the Dermatology business area are focused on eczema, acne, psoriasis and photodynamic therapy.
   The following table lists the principal products from the Dermatology business area currently under development by the Group, their indications and current status:

Product                Indication                     Status

Azelaic Acid           Acne (mild to moderate),       US: Phase III
   (gel formulation)   Rosacea                        US: Phase III

Aminolevulinic acid    Acne (moderate to severe)      Phase I/II

Calcitriol analogue    Psoriasis (mild to moderate)   Phase I

   The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  . Azelaic Acid (gel formulation). Azelaic acid gel is an improved formulation for the treatment of mild to moderate acne and rosacea. The gel formulation is under regulatory review in Europe.

  . Aminolevulinic Acid. "5Ala" is currently being investigated to evaluate safety and efficacy of drug dose ranging and red light in Photodynamic Therapy of facial acne. The aim of the study is to find an efficaceous, well tolerated and cosmetically acceptable dose range for PDT of moderate to severe acne. Photodynamic therapy of further dermatological indications is being explored in cooperation with DUSA Pharmaceuticals, Inc.

  . Calcitriol Analogue. The calcitriol (vitamin D) analogue is a proprietary Group compound which is being developed as a topical treatment of mild to moderate psoriasis.


   Our research and development projects may not survive the development process and may not obtain required regulatory approvals. Even if a development project is approved, it may not be profitable. See "Regulation".

Research and Development Centers

   The Group operates nine research and development centers in Europe, the United States and Japan that employ approximately 4,000 persons. The following table sets forth the location and principal areas of research for the Groups research and development centers:


Location                           Research Areas
Berlin, Germany.................   .  Diagnostics (X-ray, MRI and ultrasound contrast media and molecular imaging)

                                   .  Fertility Control and Hormone Therapy
                                   .  Therapeutics (oncology and neuro-degenerative diseases)

                                   .  Dermatology (inflammatory skin disorders, including
                                      eczema and psoriasis)

Jena, Germany...................   .  Fertility Control and Hormone Therapy

Turku, Finland..................   .  Fertility Control and Hormone Therapy (new modes of
                                      application)

Saclay, France..................   .  Radiopharmaceuticals
Richmond, California............   .  Oncology, CNS/immunology (including MS), and selected
                                      cardiovascular diseases

Indianola, Pennsylvania.........   .  Medical devices for diagnostic applications
                                      (including vascular injection systems)

Londonderry, New Hampshire......   .  Radiopharmaceuticals
Osaka, Japan....................   .  Diagnostics (MRI)
Mobara and Tokyo City, Japan....   .  Therapeutics (oncology, cardiovascular and central
                                      nervous system diseases)



GROUP ORGANIZATION

Business Areas

   Our business areas for Fertility Control and Hormone Therapy,
Diagnostics and Radiopharmaceuticals, Therapeutics and Dermatology coordinate the development of our product portfolio. The business areas generally have the following objectives:

  .  establish targets and direction of in-house research.

  .  sponsor and guide pre-clinical drug development activities.

  .  actively develop products through clinical phases I, II and III.

  .  monitor the product approval process in Europe, the United
     States and Japan.

  . outline the strategy for the introduction of the product in the market.

  . stay abreast of new trends in medical research, molecular biology and biopharmacy in order to identify potential new areas for development or potential products for acquisition.

  . develop an international network of opinion leaders in the medical field to assist in the development of new products.

Group Segments
   The Groups businesses are comprised of five geographic segments and an other activities (primarily pharmaceutical chemicals) segment, as set forth in the following chart:


           [Chart depicting Schering AG and six segments:]

                      Schering AG Group

Europe   United    Japan     Latin America/   Asia     Other
Region   States    Region    Canada           Region   Activities
         Region              Region


   In addition, through our 24% ownership interest in Aventis CropScience S.A., we participate in the crop protection and crop production business. See note 32 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Groups segments for 2000, 1999 and 1998. See "Item 5-Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Groups segments for 2000, 1999 and 1998.
   The following table sets forth the net sales for each of the Groups five geographic segments and the Other Activities segment for the three years ended December 31, 2000:



                           Year ended December 31,

                              2000     1999    1998

                                  (E millions)
Net Sales by Segment:

Europe Region.............    2,008   1,766   1,649
United States Region......      992     775     678

Japan Region..............      670     454     343
Latin America/Canada Region     474     372     359

Asia Region...............      198     164     128
Other Activities..........      151     143     128
                             ------- ------- -------
Total .....................   4,493   3,674   3,285
                             ------- ------- -------


Europe Region

   Overview
   The geographic segment Europe, referred to in this annual report as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States, South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). The headquarters of the Europe Region are located in Berlin, Germany. The Groups operations in Europe have been enhanced by a number of key acquisitions in recent years, including Leiras Oy, Jenapharm and CIS bio international. See
"-CIS bio international Acquisition".

   The Europe Region accounted for approximately 45% of the Groups net sales in 2000. As of December 31, 2000, the Europe Region employed 7,213 persons.

The following table sets forth net sales by business area of the Europe Region for the years ended December 31, 2000, 1999 and 1998:

                                                       Year ended December 31


                                                        2000    1999    1998
                                                           (E millions)

Net Sales Europe Region by Business Area:
Fertility Control and Hormone Therapy.............      765     702     657

Therapeutics......................................      690     613     562
Diagnostics and Radiopharmaceuticals{(1)}........      408     319     310

Dermatology.......................................      131     122     120
Other Sources.....................................       14      10      --
                                                     ------- ------- -------
Total .............................................   2,008   1,766   1,649
                                                     ------- ------- -------
                                                     ------- ------- -------

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   The following table sets forth net sales by country for the Europe Region for years ended December 31, 2000, 1999 and 1998:

                          Year ended December 31,

                            2000   1999   1998
                                (E millions)
Net Sales by Country:

Germany...........................................      504     487     476

France ...........................................      253     184     172
Great Britain.....................................      137     118     106
Italy ............................................      231     201     184

Spain ............................................      154     134     117
Finland...........................................      111     113     127

Other ............................................      618     529     467
                                                     ------- ------- -------
Total ............................................    2,008   1,766   1,649
                                                     ------- ------- -------
                                                     ------- ------- -------

   Among the factors that have affected, or may affect, the business of the Europe Region are:

  . Healthcare cost containment measures effected by governments, institutions and managed care organizations.

  .  Intense price competition for diagnostic products.

  . Market entry of generic products, particularly in diagnostics and the fertility control and hormone therapy products.

  .  exchange-rate effects in countries outside the euro territory.

   We believe that the key competitive strengths of the European business are our subsidiaries and their sales forces, strong presence and market leadership in strategic product fields, the excellent reputation of the Schering AG brand, and good synergies among the countries in the Europe Region through regional business processes and the exchange of country-specific know-how.

   Products

   The following table sets forth our top-selling products in 2000 and in 1999 in the Europe Region. These products represented 51% of the total net sales for the Europe Region in 2000 (52% in 1999).

                                                Percentage               Percentage
                             Net Sales            Change   Net Sales         Change
                               2000             from 1999    1999         from 1998
                           (E millions)                  (E millions)
1.  Betaferon(R)........         295               30         227               23
2.  Ultravist(R)........         147               (2)        150               (2)
3.  Diane(R)-35.........         145                9         134                9
4.  Androcur(R).........          79                2          77                2
5.  Magnevist(R)........          79                7          74               11
6.  Mirena(R)...........          67               15          59               45
7.  Meliane(R)..........          66               38          48               68
8.  Femovan(R)..........          60                1          60                1
9.  Microgynon(R).......          52               10          47               10
10. Fludara(R).........           35               (3)         36               10
                              -------                        -----
Total                          1,025                          912
                              -------                        -----
                              -------                        -----

   Marketing and Distribution

   Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

   The following table sets forth the main target groups for the marketing of our products in the Europe Region:


Fertility Control and Hormone Therapy.....   gynecologists, general practitioners
Therapeutics..............................   neurologists, oncologists, hospitals

Diagnostics and Radiopharmaceuticals......   radiologists, nuclear physicans, urologists,
                                             cardiologists, hospitals

Dermatology...............................   dermatologists, general practitioners


   Our products are marketed by 2,140 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the Internet.

   We generally distribute our products through wholesalers, pharmacies or directly to the target groups.

   We actively seek, where appropriate, to supplement the efforts of our sales force through copromotion arrangements and co-marketing arrangements. We have a co-

marketing agreement with the Wyeth Ayerst International division of American Home Products, Inc. for the oral contraceptive substance gestodene for the Europe Region (other than South Africa, Australia and New Zealand). We also have several co-promotion agreements for specific countries, including iloprost in Italy and contrast media products in Spain.

   Production
   In Europe, we produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany and three smaller facilities in Germany, Finland and Spain. The Bergkamen facility is presently operating at high capacity. These European production facilities produce much of the requirements for all of the Groups regions.

   In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 2000, the location of, and dosage form produced at, our production facilities in the Europe Region.

Dosage Form                    Location
Solids ........................Weimar, Berlin, Hamburg, Germany;

                               Lys-Lez-Lannoy, France;
                               Turku, Finland

Semisolids.................... Vienna, Austria; Milan, Italy; Tammisaari, Finland
Liquids/Parenterals........... Berlin, Jena, Germany; Alcala de Henares, Spain; Tammisaari, Finland; Milan,
                               Italy

Others{(1)}................... Turku, Finland

-----
(1) IMPLANTS, INTRAUTERINE SYSTEMS


   For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5-
Operating and Financial Review and Prospects-Liquidity and Capital Resources-Restructuring Program".


   Capital Expenditures
   Capital expenditures for the Europe Region were E 133 million in 1998, E 108 million in 1999 and E 115 million in 2000. We made these expenditures mainly in the areas of production facilities (including the European Production Initiative) and distribution facilities and to modernize information technology. Capital expenditures are expected to total E 164 million in 2001 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.


   CIS bio international Acquisition
   We acquired a 60% ownership interest in the French company ORIS Industrie S.A. and its wholly-owned subsidiary CIS bio international S.A. in April 2000. As of June 30, 2000, ORIS Industrie S.A. was merged in CIS bio international S.A. As part of the acquisition, we obtained a call option for the remaining 40% of CIS bio international S.A. (which is owned by CEA-Industrie, a holding company of the French Atomic Energy Commission) that can be exercised after December 31, 2001. CIS specializes in the development, production and distribution of radiopharmaceuticals and capsulated radioactive sources, which are implanted in tumors for short periods of special treatment. CISs Health Care business also produces medical devices containing capsulated radioactive sources.

   CIS products are marketed primarily in Europe through a sales force of 196 representatives. CIS products are also marketed in the United States and Japan (see "-Japan Region").

   CISs production facilities are located in Saclay and Marcoule, France.

United States Region

   Overview
   The geographic segment United States, referred to in this annual report as the United States Region, consists of the United States and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex Laboratories Inc. As discussed under "- Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

   Schering Berlin Inc. is the management holding company for the United States interests of Schering AG. Through its operating subsidiaries, Schering Berlin supports Schering AGs strategic global interests in pharmaceuticals, medical devices and agrochemicals.
Located in Montville, New Jersey, Schering Berlin provides

specialized management expertise and develops long range plans for its United States subsidiaries. Schering Berlin has three principal subsidiaries:

   Berlex Laboratories, Inc. Located in Wayne and Montville, New Jersey, and Richmond, California, Berlex Laboratories is committed to bringing products from the areas of Diagnostics and Radiopharmaceuticals, Fertility Control and Hormone Therapy and Therapeutics to the United States, and has recently entered the area Dermatology.

   Schering Berlin Venture Corporation. This company makes equity investments in emerging companies with cutting-edge technologies.

   Medrad, Inc. Medrad focuses on innovative products for diagnostic imaging and specializes in vascular injection systems for contrast media. Medrad is a market leader in the development, manufacturing and sale of injectors, syringes and disposable products in this area. Medrad, with headquarters in Indianola, Pennsylvania, has developed an international market presence. We acquired Medrad in 1995.

   Schering Berlin also holds a portion of the Groups investment in Aventis CropScience.

   The United States Region accounted for approximately 22% of the Groups net sales in 2000. As of December 31, 2000, the United States Region employed 2,872 persons (including 710 sales representatives).

   The following table sets forth net sales by business area of the United States Region for the years ended December 31, 2000, 1999 and 1998:


                                                                    Year ended December 31,


                                                                     2000    1999    1998
                                                                         (E millions)

Net Sales United States Region by Business Area:

Fertility Control and Hormone Therapy.......................          152     129     143
Therapeutics................................................          482     403     331
Diagnostics and Radiopharmaceuticals{(1)}...................          357     243     204

Dermatology.................................................            1      --      --
                                                                     -----   -----   -----
Total .......................................................         992     775     678
                                                                     -----   -----   -----
                                                                     -----   -----   -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

   Among the factors that have affected, or may affect, the business of the United States Region are:

  .  Competition from large pharmaceutical companies in the United
      States market with substantial resources for research, product development and promotion.

  . Increasingly competitive price pressures as managed care groups, institutions, government agencies and other purchaser groups seek price discounts and rebates for pharmaceutical products

  .  Intense price competition for diagnostic products.

  . Impact of market entry of competing generic products, particularly in the Fertility Control and Hormone Therapy business area (including oral contraceptives and Climara(R)) and in the Therapeutics business area (including Betapace(R)).

   We believe that the key competitive strengths of the United
States business are our know- how in building new markets and high-quality customer service.


   Products
   During 2000, approximately 85% of our net sales in the United States Region were generated from sales of products from the Therapeutics and Diagnostics and Radiopharmaceuticals business areas. One of the Groups key strategic objectives is to broaden the product lines in the United States in the areas of fertility control, hormone therapy, contrast media, oncology and dermatology.

   The following table sets forth our top-selling pharmaceutical products in 2000 and in 1999 in the United States Region. These products represented 68% of the total net sales for this segment in 2000 (70% in 1999).


                                          Percentage
            Percentage
                                Net Sales   Change   Net Sales     Change
                                  2000    from 1999     1999      from 1998

                              (E millions)          (E millions)
1. Betaseron(R).................   247        31         189         21
2. Betapace(R)..................   168         7         157         23

3. Magnevist(R).................   111        41          79         14
4. Climara(R)...................    81        16          70          5

5. Fludara(R)...................    64        32          48         19
Total...........................   671                   543


   Medrads principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of E 202 million in 2000.

   Marketing and Distribution

   The following table sets forth the main target groups for the marketing of our products in the United States Region:


Therapeutics..........................  neurologists, oncologists, hospitals
Diagnostics and Radiopharmaceuticals..  radiologists, urologists, cardiologists, hospitals

Fertility Control and HormoneTherapy..  gynecologists
Medrad ...............................  radiologists, hospitals

Our pharmaceutical products are marketed by our 710 trained sales representatives as well as additional contract sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-the- consumer campaigns to increase awareness in the market. Due to the broadening of our product line in the United States Region, including the launch of the oral contraceptive Yasmin(R), we significantly expand the size of our sales force.

   We generally distribute pharmaceutical products through wholesalers and pharmacies or directly to end-customer groups. We have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers.

   Medrad markets its products to target groups through its own sales force located in its major markets. Products are also marketed to end-customer groups indirectly through original equipment manufacturers (OEMs), government purchasing offices (GPOs) and managed care groups. Third- party distributors serve Medrads smaller markets.


   Production
   The pharmaceutical products we market in the United States Region are generally manufactured by the Groups European facilities or under various manufacturing agreements with third parties. We operate one pharmaceutical production plant in the United States Region. The plant, located in Wayne, New Jersey, produces and packages solid and special dosage forms.

   Medrad develops and manufactures its products at its facility in Indianola, Pennsylvania.


   Capital Expenditures
   Capital expenditures for the United States Region were E 23 million in 1998, E 24 million in 1999 and E 33 million in 2000.
Capital expenditures are expected to total E 31 million in 2001.

   In addition to information technology and research equipment purchases, capital projects currently in progress include the expansion of the clinical production area in Richmond, California, to support upcoming clinical trials. Expenditures for Medrad include an expansion of its manufacturing facility in Indianola, Pennsylvania.


Japan Region
   Overview
   The geographic segment Japan, referred to in this annual report as the Japan Region, corresponds to the geographical area of Japan and comprises the business of Nihon Schering K.K. in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive. The Japan Region accounted for approximately 15% of the Groups net sales in 2000. As of December 31, 2000, the Japan Region employed 1,792 persons (including 887 sales representatives).

   Until recently, our Japanese business was primarily concentrated in diagnostics. During March 2000 we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals, Inc. which was merged into Nihon Schering K.K. as of January 1, 2001. Mitsui

Pharmaceuticals is focused on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. The acquisition will enable us to grow our therapeutics business faster than through building a competent research and development and sales capacity in the therapeutics field over time. See "-Mitsui Pharmaceuticals Acquisition". We established our presence in the Japanese radiopharmaceutical market through our acquisition of CIS Diagnostic K.K. as part of the Groups acquisition of a majority share of CIS bio international in April 2000.

The following table sets forth the net sales by business area of the Japan Region for the years ended December 31, 2000, 1999 and 1998:


                                                                            Year ended December 31,
                                                                        2000          1999          1998
                                                                                  (E millions)
Net Sales Japan Region by Business Area:
Fertility Control and Hormone Therapy.................................    26            16             9
Therapeutics..........................................................   126            25            24
Diagnostics and Radiopharmaceuticals{(1)}.............................   475           380           282
Dermatology...........................................................    43            33            28
                                                                        -----         -----         -----
Total ................................................................   670           454           343
                                                                        -----         -----         -----
                                                                        -----         -----         -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   Among the factors that have affected, or may affect, the business of the Japan Region are:

  . The regulation of pharmaceutical prices and mandatory price reductions by the Japanese Ministry of Health and Welfare.

  . Extensive periods of time historically required for the development and the approval of new drug applications by the Japanese Ministry of Health and Welfare.

   We believe that the key competitive strengths of the Japan Regions business are the flexibility of our sales force to market products from any of our four business areas, our strong market presence and reputation in diagnostics, and our proven ability to develop our pipeline of diagnostics and radiopharmaceuticals, therapeutics and fertility control and hormone therapy products.


   Products
   The following table sets forth our top selling products in 2000 and in 1999 in the Japan Region. These products represented 71% of the total net sales for this segment in 2000 (80% in 1999).


                                                                      Percentage
             Percentage
                                                        Net Sales       Change     Net Sales    Change
                                                          2000        from 1999       1999     from 1998
                                                      (E millions)                (E millions)

1.  Iopamiron(R).......................................   325            22            266           36
2.  Magnevist(R).......................................    76            21             63           35
3.  Aspenon(R).........................................    26            --             --           --
4.  Ultravist(R) (Proscope(R)).........................    24            33             18           24
5.  Neriproct(R).......................................    22            28             17           16
                                                         -----                        -----
Total..................................................   473                          364
                                                         -----                        -----
                                                         -----                        -----

   Marketing and Distribution

   The following table sets forth the main target groups for the marketing of our products in the Japan Region:


Diagnostics and radiopharmaceuticals..............   hospital and general practitioner radiologists,
                                                     urologists, neurosurgeons, cardiologists

Therapeutics......................................   hospital internists, surgeons, neurosurgeons,
                                                     urologists, gynecologists; general practitioner
                                                     internists and surgeons

Dermatology.......................................   hospital and general practitioner
                                                     dermatologists, surgeons

Fertility control and hormone therapy.............   hospital gynecologists; general practitioner
                                                     gynecologists and internists


   Our products are marketed to their customers by our 887 medical representatives. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

   We have co-marketing agreements with Tanabe Seiyaku Co., Ltd. for the cardiovascular therapeutic product Novarok(R) and with Yamanouchi Pharmaceutical Co., Ltd. for the low-dose oral contraceptive Libiane(R) (the trademark under which Triquilar(R) is marketed). Additionally, we have a co-promotion agreement with Tanabe for our ultrasound contrast agent Levovist(R). We are also selling Proscope(R), the Japanese brand name for the X-ray contrast medium Ultravist(R), to Tanabe.


   Production
   We mostly distribute products in Japan that are manufactured by the Groups European facilities. The packaging of these products takes place at our site in Osaka. We furthermore operate a production plant in Mobara, which is engaged in manufacturing and packaging of the products from the former Mitsui Pharmaceuticals portfolio. The packaging and distribution of radiopharma- ceuticals is carried out at a smaller site in Sakura.

   We produce and distribute Iopamiron(R), our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually-determined price of iopamidol, the active ingredient of Iopamiron(R), have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5-
Operating and Financial Review and Prospects-Results of Operations-2000 Compared to 1999-Results of Operations by Segment-Japan Region" and "-1999 Compared to
1998-Results of Operations by Segment-Japan Region".


   Capital Expenditures
   Capital expenditures for the Japan Region were E 8 million in 1998, E 9 million in 1999 and E 16 million in 2000. Capital expenditures are expected to total E 12 million in 2001.

   Expenditures were made mainly in the areas of production facilities and the modernization of information technology.


   Mitsui Pharmaceuticals Acquisition
   We acquired the Japanese pharmaceutical company Mitsui
Pharmaceuticals, Inc. in March 2000. Mitsui Pharmaceuticals is focused on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. Mitsui Pharmaceuticals had net sales of pharmaceutical products of E 102 million for the nine month period ended December 31,

2000 (excluding sales of its medical and chemical businesses, which we did not acquire) and employed 607 persons at fiscal year end.
Mitsui Pharmaceuticals, Inc. was merged in Nihon
Schering K.K. as of January 1, 2001.
   Mitsui Pharmaceuticals top selling pharmaceutical products in 2000 were Aspenon(R), Mifurol(R), Barnetil(R), Tasuomin(R) and Miradol(R). These products represented 72% of the total net sales of Mitsui
Pharmaceuticals (excluding sales of its medical and chemical businesses) in 2000.

  . Aspenon(R) (aprindine hydrochloride). Aspenon(R) is an anti-arrhythmic drug for the treatment of tachycardiac arrhythmia. The product was launched in Japan in 1987.

  . Mifurol(R) (carmofur). Mifurol(R) is an anti-metabolite indicated for remission of cancer of the digestive system (stomach, colon and rectum) and breast cancer. The product was first sold in Japan in 1981.

  . Barnetil(R) (sultopride hydrochloride). Barnetil(R) is an anti-psychotic drug for the treatment of excitement, hallucinations, delusion in mania or schizophrenia. The product was launched in Japan in 1989.

  . Tasuomin(R) (tamoxifen citrate). Tasuomin(R) is a cytostatic hormonal anti-agonist indicated for breast cancer. The product was first sold in Japan in 1990.

  . Miradol(R) (sulpride). Miradol(R) is an anti-ulcer drug used for the treatment of gastric and duodenal ulcers. Miradol(R) is also indicated for the treatment of schizophrenia and depression.
     The product was launched in Japan in 1978.

   Mitsui Pharmaceuticals launched several products in 1999, including Lowmorin(R) (low molecular heparin), a drug with an indication for disseminated intravascular coagulation.

   Mitsui Pharmaceuticals research and development efforts included projects in the areas of the central nervous system, oncology and the cardiovascular system. The projects are in the preclinical stage as well as in phase I, phase II and phase III.

   During fiscal 1997, 1998 and 1999, Mitsui Pharmaceuticals invested E 20 million, E 21 million, and E 30 million, respectively, in research and development.

   Mitsui Pharmaceuticals marketed its products through approximately 250 medical representatives.

   Mitsui Pharmaceuticals manufactured its products at one facility located in Mobara City, Japan.

Latin America/Canada Region

   Overview
   The Groups geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 13 subsidiaries in the major countries of the region. The Latin America/Canada Region accounted for approximately 11% of the Groups net sales in 2000. As of December 31, 2000, the Latin America/Canada Region employed 2,466 persons (including 925 sales representatives).

   The following table sets forth the net sales by business area of the Latin America/Canada Region for the years ended December 31, 2000,
1999 and 1998.

                                                      Year ended December 31,
                                                       2000    1999    1998
                                                           (E millions)
Net Sales Latin America/Canada Region
by Business Area:
Fertility Control and Hormone Therapy...........       303     233     226
Therapeutics....................................        83      63      59
Diagnostics and Radiopharmaceuticals{(1)}......        49      42      40
Dermatology.....................................        29      25      26
Other Sources...................................        10       9       8
                                                      -----   -----   -----
Total...........................................       474     372     359
                                                      -----   -----   -----
                                                      -----   -----   -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   The following table sets forth net sales by country for the Latin America/Canada Region for the years ended December 31, 2000, 1999 and 1998.


                                                      Year ended December 31,
                                                       2000    1999    1998
                                                        (in millions of E)
Net Sales by Country:
Brazil..........................................       143     112     139
Argentina.......................................        69      64      56
Mexico .........................................        79      57      43
Canada .........................................        61      44      35
Colombia........................................        32      26      26
Venezuela.......................................        23      16      14
Others{(1)}....................................        67      53      46
                                                      -----   -----   -----
Total ..........................................       474     372     359
                                                      -----   -----   -----
                                                      -----   -----   -----

-----
(1) Others includes Uruguay, Peru, Chile, Ecuador, Caribbean countries, Bolivia, Guatemala and Central America.


   Among the factors that have affected, or may affect, the business of the Latin America/ Canada Region are:

  .  Adverse exchange-rate effects.
  . Impact of market entry of competing generic products, which entry is encouraged by the governments of the region.
  . Direct and indirect price controls imposed by regulatory authorities.
  . Factors generally associated with operating in developing countries, including the risk of political and economic instability.

   We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  . In the area of fertility control, our specialized sales force, franchise and expertise.

  . In Latin America, our leadership position in fertility control and diagnostics, and our strong market position in hormone replacement therapy and dermatology.

  . In Canada, our strong market position in therapeutics, particularly the treatment of multiple sclerosis and oncology, and our strong inroads in fertility control and hormone replacement therapy.

   Products
   The following table sets forth our top-selling products in 2000 and in 1999 in the Latin America/Canada Region. These products represented 44% of the total net sales for this segment in 2000 (41% in 1999).


                                                        Percentage                                Percentage
                                       Net Sales        Change                   Net Sales        Change
                                       2000             from 1999                1999             from 1998
                                      (E millions)                              (E millions)

1. Microgynon(R)....................       49               27                       39               15
2. Betaferon(R).....................       46               46                       31               31
3. Diane(R)-35......................       43               57                       27                9
4. Femovan(R).......................       38                9                       34              (16)
5. Meliane(R).......................       33               57                       21               60
                                         -----                                     -----
Total...............................      209                                       153
                                         -----                                     -----
                                         -----                                     -----

   Marketing and Distribution
   The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

   Fertility Control and Hormone Therapy....gynecologists, obstetricians, general practitioners, endocrinologists, hospitals.

   Therapeutics.............................oncologists, hematologists, urologists, neurologists, hospitals.

   Diagnostics and Radiopharmaceuticals.....radiologists, cardiologists, selected hospitals.

   Dermatology..............................dermatologists.

   Our products are marketed by 925 sales representatives in almost all of the countries of the Latin America/Canada Region. Each of our 13 subsidiaries has its own marketing organization, which is supported by regional headquarters in the areas of strategy development and the coordination of new product introductions.
Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the internet and a direct-to-the-consumer campaign in Canada.

   We generally distribute our products through wholesalers, pharmacies, hospitals, clinics and, in some cases, directly to the target groups. We maintain a distribution center in Colon, Panama, to serve as a regional hub for the distribution of products among our companies in Latin America.

   Production
   Certain of the pharmaceutical products we market in the Latin
America/Canada Region are manufactured by the Groups European facilities. At our facility in Orizaba, Veracruz, Mexico, we produce active pharmaceutical ingredients and intermediate products for the requirements of all of the Groups regions.

   The following table sets forth, as of December 31, 2000, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region.


   Dosage Form          Location

   Solids.............. Sao Paulo, Brazil
                        Santafe de Bogota, Colombia
                        Orizaba, Mexico

   Semisolids.......... Buenos Aires, Argentina
                        Santafe de Bogota, Colombia
                        Orizaba, Mexico

   Liquids............. Buenos Aires, Argentina
                        Orizaba, Mexico

   Capital Expenditures
   Capital expenditures for the Latin America/Canada Region were E 11 million in 1998, E 19 million in 1999 and E 16 million in 2000. Capital expenditures are expected to total E 18 million in 2001.

   Expenditures were made mainly in the areas of production facilities and distribution facilities and modernization of information technology. We are currently renovating our production facility in Sao Paulo, Brazil, in order to modernize our production operations. The estimated cost of the project, which is expected to be completed in 2002, is E 10 million. In addition, we are currently constructing a modern warehouse and laboratory at our Colombian plant.

Asia Region

   Overview
   The Groups geographic segment for Asia, referred to in this annual report as the Asia Region, is comprised of the countries of the Pacific Rim of Asia (but excluding Japan, Australia and New Zealand), the Middle East, and Egypt, Libya and Sudan. Turkey and the countries of Central Asia (including the Commonwealth of Independent States members) are not included in the Asia Region. The headquarters of the Asia Region are located in Berlin, Germany, and manage the operations of our subsidiaries in South Korea, China, Taiwan, Thailand, Indonesia and the Philippines and our branch offices and distributors in all the other major countries of the region. The Asia Region also operates production facilities in South Korea, China and Indonesia. The Asia Region accounted for approximately 4% of the Groups net sales in 2000. As of December 31, 2000, the Asia Region employed 1,325 persons (including 598 sales representatives).

The following table sets forth the net sales by business area of the Asia Region for years ended December 31, 2000, 1999 and 1998.


                                                      Year ended December 31,
                                                       2000    1999    1998
                                                           (E millions)
Net Sales Asia Region by Business Area:
Fertility Control and Hormone Therapy............       81      63      52
Therapeutics.....................................       20      21      13
Diagnostics and Radiopharmaceuticals{(1)}.......       71      56      46
Dermatology......................................       15      16      13
Other Sources....................................       11       8       4
                                                      -----   -----   -----
Total ...........................................      198     164     128
                                                      -----   -----   -----
                                                      -----   -----   -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   The following table sets forth net sales by country for the Asia Region for the years ended December 31, 2000, 1999 and 1998:


                                                      Year ended December 31,
                                                       2000    1999    1998
                                                           (E millions)
Net Sales by Country:
South Korea......................................       48      35      26
China ...........................................       20      17      14
Taiwan ..........................................       18      15      12
Israel ..........................................        9      14       9
Indonesia........................................       22      14       7
Thailand.........................................       15      12       8
Other ...........................................       66      57      52
                                                      -----   -----   -----
Total ...........................................      198     164     128
                                                      -----   -----   -----
                                                      -----   -----   -----

   Among the factors that have affected, or may affect, the business of the Asia Region are:

  .  exchange-rate effects.

  . Factors generally associated with operating in developing countries, including the risk of political and economic instability.

  . Certain of our fertility control products are purchased by institutional clients (including governments and non-government organizations) with unpredictable purchasing patterns, which can result in fluctuations in net sales and profitability from period to period.


   We believe that the key competitive strengths of our business in the Asia Region are:

  . Our specialized product portfolio, particularly in diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

  . Our strong market presence and high market share in diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

   Products
   The following table sets forth our top selling products in 2000 and in 1999 in the Asia Region. These products represented 47% of the total net sales for this segment in 2000 (45% in 1999).


                                                        Percentage                                Percentage
                                       Net Sales        Change                   Net Sales        Change
                                       2000             from 1999                1999             from 1998
                                      (E millions)                              (E millions)

1. Ultravist(R).....................       47               30                       36               27
2. Magnevist(R).....................       12               21                       10               23
3. Microgynon(R)....................       12               56                        8               14
4. Diane(R)-35......................       12               13                       10               42
5. Femovan(R).......................       11               18                        9               20
                                          ----                                      ----
Total...............................       94                                        73
                                          ----                                      ----
                                          ----                                      ----

   In Indonesia, we also manufacture and sell a variety of Boehringer Ingelheim products under license.

   Marketing and Distribution
   The following table sets forth the main target groups for the marketing of our products in the Asia Region:

Fertility Control and Hormone Therapy........... gynecologists, general practitioners, hospitals

Diagnostics and Radiopharmaceuticals............ radiologists, cardiologists, hospitals

Therapeutics.................................... general practitioners, oncologists, hospitals

   Our products are marketed by 598 exclusive sales representatives located in all of the major markets of the Asia Region. Our local sales and marketing organizations receive support from Asia Region headquarters in Berlin. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

   In Taiwan, Thailand, Indonesia, the Philippines, Hong Kong,
Malaysia and Singapore, we distribute our products through an exclusive distributor. In South Korea and China, we generally distribute our products through various wholesalers and pharmacies and, in some cases, directly to hospitals. In the Middle Eastern countries, we are for the most part represented by agents that import and distribute our products through their organizations.

   Production
   Certain of the pharmaceutical products we market in the Asia
Region are manufactured by the Groups European facilities.

The following table sets forth, as of December 31, 2000, the location of, and dosage forms produced by, our three production facilities in the Asia Region.

Dosage Form             Location

Solids................. Jakarta, Indonesia

Semisolids............. Jakarta, Indonesia
                        Ansung, South Korea

Liquids................ Guangzhou, China
                        Jakarta, Indonesia
                        Ansung, South Korea

   We also license the production of certain of our products in Pakistan, India and Egypt for sale in the local markets.

   Capital Expenditures
   Capital expenditures for the Asia Region were E 7 million in 1998, E 4 million in 1999 and E 4 million in 2000. Capital expenditures are expected to total E 4 million in 2001.

   Expenditures were mainly made for upgrading of production facilities and the modernization of information technology.


Other Activities

   The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharmaceutical Chemicals. The Other Activities segment accounted for approximately 3% of the Groups net sales in 2000.


   The following table sets forth the net sales by business of the Other Activities segment for the years ended December 31, 2000, 1999 and 1998:


                                                      Year ended December 31,
                                                       2000    1999    1998
                                                           (E millions)
Net Sales by Sub-Segment:
Pharmaceutical Chemicals.........................      116      97      84
Other ...........................................       35      46      44
                                                      -----   -----   -----
Total ...........................................      151     143     128
                                                      -----   -----   -----
                                                      -----   -----   -----

   Pharmaceutical Chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical Chemicals engages in the sale to third parties of intermediates and active pharmaceutical ingredients produced by the Group worldwide, particularly the Groups manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharmaceutical Chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, progestogens, androgens, corticosteroids, intermediates and tailor- made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 59% and 23%, respectively, of Pharmaceutical Chemicals net sales during 2000.

COMPETITION


   We operate in a competitive global market. We encounter competition in all of our geographical markets from large national and international competitors. Important competitive factors include:

  . product characteristics and dependability (including safety, efficacy, range of indications, dosage form and convenience).

  .  product price and demonstrated cost-effectiveness.

  .  customer training and support.

  .  sales force size and expertise.

  .  advertising and promotion.

  .  production and manufacturing costs.

  .  research and development of new products and processes.

Fertility Control and Hormone Therapy
   We primarily compete in special markets in the areas of hormonal contraception and hormone replacement therapy for menopausal women. Our principal competitors in these markets are the Wyeth Ayerst division of American Home Products, Inc., Johnson & Johnsons Ortho division, Novartis International AG and the Organon division of Akzo Nobel N.V. The hormonal contraception market is generally concentrated among the top manufacturers while the hormone replacement market is generally more diversified, particularly in Europe.

   The key competitive factors include price, product safety and product characteristics including, for advanced oral contraceptives, additional therapeutic benefits such as acne control, lack of weight gain and general well being. In the hormone replacement therapy area, the availability of a comprehensive product portfolio for the various therapeutic methods (sequential and continuous) and alternative routes of application (oral, transdermal and IUS) is also a key competitive factor.

   We expect that the hormonal contraception market may experience an extension into later age groups as the market acceptance of hormonal/intrauterine systems increases in the future. The potential market for hormone replacement therapy products will grow as the demographic shift to a higher proportion of older age groups continues. Demand for hormone replacement therapy products should increase as older age groups suffer not only from menopausal symptoms but also from an accelerated loss of bone mass, which can be prevented with sex hormones such as estradiol, which is used to treat menopausal symptoms.

Therapeutics
   The global markets for our therapeutics products are highly competitive and include large as well as smaller niche competitors.
Our major competitors include Biogen, Inc., Serono International S.A.
and Aventis S.A./Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; American Home Products, Inc. and Pfizer Inc. in the area of cardiovascular products; and F. Hoffmann-
La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers
Squibb Company, AstraZeneca PLC and Schering-Plough Corporation in oncology.

   The key competitive factors include product efficacy and safety, research and development- driven product and process innovations, price and cost effectiveness, sales force size and expertise, and product advertising and promotion. Price has become an increasingly important factor, particularly in Latin America, Asia and, more recently, Europe.

   Our therapeutic product, Betaferon(R), continues to face strong competition from Biogen, Inc. and Aventis S.A./Teva Pharmaceutical Industries Limited in the United States and Biogen, Inc., Aventis S.A./Teva Pharmaceutical Industries Limited and Serono International S.A. in Europe. The competitive position of Betaferon(R) is enhanced because Betaferon(R) is currently the only product approved for the treatment of relapsing remitting MS as well as secondary progressive MS in Europe, Australia and Canada.

   Our anti-arrhythmic drug Betapace(R) has encountered increased competition in the United States from generic substitutes in 2000 due to loss of orphan drug exclusivity.


Diagnostics and Radiopharmaceuticals

   We compete globally in the highly competitive markets for X-ray, MRI and ultrasound contrast media products, radiopharmaceuticals and contrast medium application technologies.

   The key competitive factors include product price, product efficacy and safety, ease of use, distribution and marketing, customer service and the availability of patent protection. Additional competitive factors relating to the development of new contrast media include technological innovation and the ability to introduce new products to the market before competitors. We believe that our distribution of our contrast media products through our own global distribution network distinguishes us from our competitors.

   As in the broader health care industry, the contrast media market continues to be strongly impacted by cost containment measures. Pricing pressures have led to decreasing prices in the mature X-ray contrast media market and, to a lesser extent, in the extracellular MRI contrast media market. Pricing pressure has been the most severe in the United States, where manufacturers compete on price in order to obtain contracts with large customer buying groups. We expect this trend of price reductions to continue in the United States and Europe and, to a lesser extent, in Japan.

   Our principal competitors in the X-ray and MRI contrast media field include Nycomed- Amersham plc, Bracco S.p.A., Mallinckrodt Inc. and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Byk Gulden in Europe and Eisai Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

   The market for ultrasound contrast media products is in the early stages of development. We were the first to market with an ultrasound contrast agent for whole-body use in Europe, Japan, the rest of Asia, Latin America and Canada. In Europe, we compete with Mallinckrodt Inc. in the ultrasound contrast agent market.

   The radiopharmaceuticals market is dominated by a small number of companies. As we expand our business in this field, our main competitors are expected to include Nycomed- Amersham plc, the DuPont Pharmaceuticals Company and Mallinckrodt Inc. in the United States and Europe and Nihon Medi-Physics Co., Ltd. and Daiichi Radioisotope Lab., Ltd. in Japan.

   In the market for contrast media application technologies, Medrads main competitors are the Liebel-Flarsheim unit of Mallinckrodt Inc., particularly in the United States and Europe, and Nemoto Kyorindo Co., Ltd., particularly in Japan.

Dermatology

   We primarily compete with marketers of products for the treatment of eczema, acne, psoriasis, mycoses and hemorrhoids in Europe, Japan and Latin America. We have only recently entered the United States dermatology market. Our principal competitors include Johnson & Johnson, F. Hoffmann-La Roche Ltd., Novartis International AG, GlaxoSmithKline plc, Schering- Plough Corporation and American Home Products, Inc.


AVENTIS CROPSCIENCE


Overview
   Aventis CropScience S.A. is one of the worlds leading crop protection and crop production businesses. Aventis CropScience was formed in connection with the December 1999 acquisition of Hoechst AG by Rhone-Poulenc S.A. Rhone-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, the operations of Hoechst Schering AgrEvo GmbH were consolidated with the crop protection and crop production operations of Rhone-Poulenc to form Aventis CropScience S.A., which is presently a 76%-owned consolidated subsidiary of Aventis. Schering AG holds the remaining 24% ownership interest in Aventis CropScience. AgrEvo, which was initially formed in 1994, was a joint venture between Hoechst and Schering in which Hoechst held a 60% ownership interest and Schering held a 40% ownership interest. During 1999, Aventis CropScience had pro forma net sales of E 4,060 million and net sales of E 4,034 million in 2000. For a discussion of Aventis CropSciences results of operations and Schering AGs funding of the Aventis CropScience joint venture, see "Item 5-Operating and Financial Review and Prospects-Aventis CropScience".

   Aventis CropScience has its executive offices in Lyon, France, and research, production and formulation facilities primarily in Germany, the United States, Canada, France, the Netherlands and the Great Britain. As of December 31, 1999, Aventis CropScience had approximately 15,000 employees worldwide. In June 2000, Aventis CropScience reorganized its commercial operations to focus on seven lead countries (Brazil, China, France, Germany, Japan, Great Britain and the United States). The organizations in these lead countries have also taken responsibility for the direction of sales in certain neighboring countries. The United States was Aventis CropSciences single largest market during 2000. France, Brazil, Germany, Japan, Great Britain and China followed in terms of significance as measured by sales.


Products and Research and Development
   Aventis CropSciences business principally involves the production and sale of crop protection agents, including herbicides, insecticides and fungicides, genetically improved seeds (including herbicide-tolerant and insect-resistant), and products for domestic, public and commercial pest control. Aventis CropSciences primary customers include major crop science product wholesalers, smaller commercial distributors, and large corporate farms.

   Aventis CropScience expects to focus its research and development efforts on projects in the chemical products and biotechnology products areas. Aventis CropSciences research and development projects may not survive the development process and may not obtain required regulatory approvals. Even if a development project is approved, it may not be profitable.
See "-Regulation of CropScience Products".

Competition
   The principal competitors of Aventis CropScience include Syngenta AG, BASF AG, Monsanto Company, Inc., E.I. du Pont de Nemours and
Company, Bayer AG and Dow AgroSciences LLC.

   The crop science industry has consolidated substantially in recent years as competitors seek to strengthen their market position and respond to evolving market conditions. For example, Novartis S.A. and AstraZeneca PLC combined their agro businesses to form Syngenta and BASF AG acquired the American Cynamid Co. division of American Home Products, Inc. Competitive pricing and alternative products offered by Aventis CropSciences competitors can limit or reduce the market penetration and profitability of existing or commercially viable new products.


Regulation of Crop Science Products

   Aventis CropScience is subject to various laws and regulations concerning product safety in many of the countries in which it manufactures and sells its products. In most countries, crop science products (including genetically-modified plants) must obtain government regulatory approval prior to marketing. It generally takes five to seven years from discovery of a new crop science product until the dossier is submitted to the appropriate regulatory agency for product approval.

   Public concerns and debate in Europe, particularly in Germany, France and Great Britain, about genetically modified agricultural products have delayed and may continue to delay or prevent regulatory approval of certain of Aventis CropSciences current and future products and may also have a negative impact on market acceptance of such products. In the past, Aventis CropScience (or its predecessors) has delayed the launch of certain products due to import restrictions on genetically modified products in parts of Europe.


Description of Aventis CropScience Partners Arrangements

   We entered into a Partners Agreement with Hoechst AG and Aventis S.A. on December 29, 1999, pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH, and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. We hold a 24% ownership interest in Aventis CropScience and will be able to participate in any capital increases of Aventis CropScience to maintain our level of ownership. We also have a right entitling us to put all of our shares in Aventis CropScience to Aventis if our shareholdings fall below 15% as a result of dilution. We are at all times entitled to at least one seat on the Supervisory Board of Aventis CropScience. We have no right to any representation on the Management Board of Aventis CropScience, however, a change in the articles of association of Aventis CropScience or a change of corporate form requires our consent which we cannot withhold unreasonably.

   The Partners Agreement provides for the establishment of a research cooperation between us and Aventis CropScience which is to provide for a mutual exchange of compounds, libraries and screening possibilities (collectively defined as Compounds). We grant Aventis CropScience the right to test our Compounds for a period of fifteen months. After this period expires, Aventis CropScience can exercise its rights for an exclusive license for our Compounds in the fields of business of Aventis CropScience. Aventis has the right to test the Compounds of Aventis CropScience for nine months. After this period expires, Aventis can exercise its rights for an exclusive license for the Aventis CropScience Compounds. With regard to Aventis CropScience Compounds for which Aventis does not exercise this right, Aventis CropScience has to grant us the right to test these Compounds for fifteen months. After this period expires, we can exercise our rights for an exclusive license for Aventis CropScience Compounds.

Until December 31, 2003, no party is entitled to transfer its shares in Aventis CropScience to a third party or pledge its shares. After December 31, 2003, when a party to the agreement wants to transfer its shares in Aventis CropScience to a third party, the other party has a preemptive right for all such shares at the same price and on terms and conditions identical to those offered to the third party. Indirect transfers of shares of Aventis CropScience, other than transfers to a wholly owned affiliate of a party, require prior written consent of the other party. If, absent an agreement by us, shares in Aventis CropScience become held by an entity which is not a wholly owned affiliate of Aventis, we have the right to put all of our shares in Aventis CropScience to Aventis at a price equal to the fair market value. In case of a change of control of Aventis that adversely affects our interests or the interests of Aventis CropScience, we have a right entitling us to put all of our shares in Aventis CropScience to Aventis at a price equal to the fair market value. In case of a change of control of the Schering AG Group that adversely affects the interests of Aventis or Aventis CropScience, Aventis has a call right entitling it to acquire from us all of our shares in Aventis CropScience at a price equal to the fair market value.

   After December 31, 2003, each party to the Partners Agreement is entitled to sell all of its shares in Aventis CropScience in a public offering. The other parties have a call right to buy all of the shares held by the party proposing the offering at a price equal to the fair market value. After January 1, 2007, we have a right entitling us to put all of our shares in Aventis CropScience to Aventis and Aventis has a call right entitling it to acquire from us all of our shares in Aventis CropScience at a price equal to the fair market value.

   Aventis has publicly stated that it is considering selling part or all of its shares in Aventis CropScience by way of an initial public offering or otherwise. In connection with this, we are presently discussing with Aventis certain possible amendments to the Partners Agreement.


PATENTS AND OTHER INTELLECTUAL PROPERTY

   We strive to protect our investment in research, development, manufacturing and marketing through the use of patents, trademarks and copyrights.

   We believe that our patents are important to our business, but no one patent (or group of related patents) currently is of material importance in relation to our business as a whole. Patent protection for new active ingredients of pharmaceuticals, pharmaceutical formulations and combinations, manufacturing processes, intermediates useful in the manufacture of products and new uses of products is available in our major markets. Patents for individual products extend for varying periods according to the date a patent application is filed or a patent is granted and the legal term of patents in the jurisdiction where the patent is obtained. The actual protection provided by a patent, which can vary significantly from country to country, depends upon:

  .  the type of granted claim.

  .  the scope of coverage of the claim.

  . the availability of legal remedies in the country for enforcing a patent.

   Our policy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for our products in our major markets. We also attempt to obtain patents on drug targets such as specific DNA-sequences encoding for proteins and various uses of such subject matter in drug research.

   Although the expiration of a patent for an active ingredient normally results in the loss of market exclusivity, we may continue to derive commercial benefits from:

  . later-granted patents on processes and intermediates related to the most economical method of manufacture of the active ingredient of such product.

  .  patents relating to the use of such active ingredient.

  .  patents relating to novel compositions and formulations.


  . in certain markets (including the United States), market exclusivity that may be available under applicable law.

   Such commercial benefits strongly depend on the actual scope of protection.

   In addition, the effect that the expiration of a patent has on the market position of a product can depend on many other factors, including:

  . the nature of the market and the position of the product covered by the patent in the market.

  .  the growth of the market.

  . the complexities and economics of the manufacture of the product covered by the patent.

  . the requirements of new drug laws and regulations relating to the introduction of generic drugs.

   The European Union, the United States, Japan and certain other countries provide for the extension or restoration of patent terms or supplementary protection certificates to compensate for patent term loss due to the regulatory review process and the substantial investment made for product research and development and regulatory approval. Our policy is to obtain these extensions where possible.

   In the United States, new chemical entities approved by the FDA receive a period of five years exclusivity from the date of approval of the New Drug Application (NDA), during which time an "abbreviated NDA" or "paper NDA" may not be submitted to the FDA. Similarly, in the case of non- new chemical entities, no abbreviated NDA or paper NDA may become effective before three years from the time of NDA approval if the application included new data of clinical investigations conducted or sponsored by the applicant. In addition, a pediatric exclusivity provision that provides for an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs may be available if certain agreed upon pediatric studies are completed by the applicant.

   The Orphan Drug Act in the United States is intended to provide incentives to manufacturers to develop and market drugs for rare diseases or conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first applicant who has obtained designation of a drug for a particular use as an orphan drug and then obtains approval of a marketing application for such drug for a particular use is entitled to marketing exclusivity for a period of seven years, subject to certain limitations. However, a drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the United States during such seven-year exclusive marketing period even if it receives marketing approval for the same product claim.

The European Union also implemented an incentive program for the development of drugs for rare diseases which became effective in January 2000. Under the rules, a drug will be designated as an orphan medicinal product if its sponsor establishes at the time of application that the drug is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Community, or that without incentives, it is unlikely that the marketing of the drug would generate sufficient return to generate the necessary investment. The sponsor must also establish that there is no existing satisfactory method for the diagnosis, prevention or treatment of the condition in the European Community. A sponsor who receives designation of a drug as an orphan drug is generally entitled to marketing exclusivity for a period of ten years (which period may be reduced to six years if the criteria for orphan drug status are no longer met). A marketing authorization may be granted for the same therapeutic indication to a similar drug within the exclusivity period if the holder of the authorization for the original orphan drug is unable to supply sufficient quantities of the drug or if an applicant can establish that its drug is safer, more effective or otherwise clinically superior to the original orphan drug.

   Certain of our key products are no longer protected by patents
(or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron(R), which we sell under license from Bracco S.p.A., has no patent protection remaining.

   The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

                                                              Expiration Date
                                                                      Great   United
Product                                    Germany  France   Italy    Britain States     Japan
   Betaferon(R) (Betaseron(R))

Product..................................   2008*    2008*    2008*    2008*    2007*     2003****
   Magnevist(R)
Product..................................   2003*    2005*    2010*    2003*    2011      2002
Formulation..............................   2007     2007     2007     2007     2009      2007
Method of Use............................     --       --       --       --     2013        --
   Ultravist(R)
Product..................................     --     2005*    2012*      --     2005*     2005*
   Diane(R)-35
Process..................................   2004     2004     2004     2004     2004***   2004
   Femovan(R)
Product..................................     --     2003     2007*    2001*      --        --
Process..................................   2006     2006     2006     2006     2006***   2006
   Androcur(R)
Process..................................   2004     2004     2004     2004     2004***   2004
   Fludara(R)
Product..................................     --       --       --       --     2003        --
Process..................................   2017**   2017**  2017**    2017**   2018      2017**
   Meliane(R)
Product..................................     --       --       --     2001       --        --
Process..................................   2006     2006     2006     2006     2006***   2006
   Mirena(R)
Device ..................................     --       --       --       --     2004        --
Process..................................   2001     2001     2001     2001       --        --
   Climen(R)
Process..................................   2004     2004     2004     2004     2004***   2004
   Milvane(R)
Product..................................   2004     2004     2004     2004     2004***   2004
Process..................................   2006     2006     2006     2006     2006***   2006

-----
*    Patent term extension
**   Patent pending
***  Product not sold in the United States
**** Request for patent term extension until 2008 pending


   We monitor the patent applications and related activities of our competitors and other third parties. In cases where we believe that patents granted do not meet the standards of patentability and such patents may potentially have an adverse impact on our current or future business, we oppose the grant of such patents in countries where such opposition is feasible, particularly through oppositions in the European Patent Office, and nullity proceedings in front of various national courts. Similarly, third parties may commence proceedings to oppose or nullify the grant of patents to the Group. These proceedings may result in the revocation of any of our existing or future patents.

   We routinely monitor the activities of our competitors and other third parties with respect to their use of intellectual property. In cases where we believe our patents have been infringed, we generally file patent infringement suits with the appropriate courts. We may not be successful in these patent infringement suits. Likewise, we may be exposed to litigation by competitors or other third parties that consider their patents to be infringed by our activities. Patent litigation is often time-consuming and expensive. If we do not prevail in patent litigation, we may have to pay substantial damages or royalties to a competitor or other third party. We may also be enjoined from selling a product in one or more markets or from conducting research and development activities in a specific area. For a discussion of certain patent-related litigation in which we are involved, see "Item 8-Financial Information-Legal Proceedings".

   Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to the Group. Trademark protection varies widely throughout the world. In some countries, trademark protection continues as long as the trademark is used. Other countries require registration of trademarks. Registrations are generally for fixed but renewable terms.

   Like other major pharmaceutical companies, we grant licenses under patents and know-how developed by us and we manufacture and sell products and use technology and know-how under licenses from others.

   Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Under this agreement, subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business (including pharmaceutical products) in the United States and Canada where it operates its pharmaceutical business under the Berlex trade name, while in the rest of the world our use of the Schering name is unrestricted.


SUPPLIES AND RAW MATERIALS

   We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

   The Groups European facilities produce a substantial portion of the active ingredients used for the production of our products in the Europe, United States, Latin America/Canada, Japan and Asia Regions.
In addition, a number of the active pharmaceutical ingredients of our top-selling products, including Betaferon(R) (Betaseron(R)), Iopamiron(R) and Betapace(R), are manufactured by third parties.


REGULATION

   Like other pharmaceutical companies, we are subject to comprehensive government controls on the research, clinical and non-clinical development, manufacture, labeling, advertising, safety reporting, distribution and marketing of our products in all countries of the world. These controls include various and detailed government inspections. We are required to obtain regulatory approval for pharmaceutical products and medical devices before we can market the products in a particular country, according to the applicable national regulations. These approvals must be maintained in order to continue marketing the product. We are in material compliance with applicable governmental regulations in the jurisdictions in which we operate.

   For the registration of a pharmaceutical product, evidence establishing the quality, safety and efficacy of the product must be submitted together with information about its identification and the texts for physician and patient information. The evidence of quality is included in the chemical-pharmaceutical documentation and the evidence of safety and efficacy in the pharmacological-toxicological and clinical documentation, all of which is gathered into a registration dossier. A pharmaceutical product generally must be registered in each country in which it will be sold.

   The submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the above-mentioned criteria for the registration of therapeutic and diagnostic products are similar in all countries, the formal structure of the necessary documentation for registration and the attitude of the regulatory authorities to the review of such documents vary significantly from country to country. It is possible that a pharmaceutical product can be registered and marketed in one country and that the registration authority in a neighboring country prior to registration will request additional documents from the pharmaceutical company or even reject the product. The registration process takes between six months and several years depending on the nature of the product, the quality of the data produced, the country-specific legislation and the registration authority. Innovative products of particular therapeutic interest (e.g., treatment of life threatening or disabling diseases) may be processed on an accelerated basis in many countries. During the past years, intensive efforts have been made between the European Union, the United States and Japan to harmonize registration requirements in order to achieve shorter development and registration times for pharmaceutical products. The FDA, the Japanese Ministry of Health and Welfare (Koseisho) and the EU authorities have successfully shortened review times and adhere to preset timelines thereby approaching approval times in the range of
12 months. In the countries of the European Union, product registrations are being obtained through mutual recognition or central approval processes.

   The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. Once a new compound has been identified in the laboratory as a potential candidate drug through a screening process, it undergoes broad pre-clinical testing. During pre-clinical testing, test tube and animal studies are conducted to show biological activity of the compound against the targeted disease, and on (other) body systems to evaluate the whole efficacy and safety range. To begin clinical trials (i.e., tests of the drug in humans), in the United States an investigational new drug application (IND) is filed with the FDA; the IND becomes effective if the FDA does not disapprove it within 30 days. In other countries there are varying but similar requirements before beginning clinical trials. Clinical testing is usually done in three phases which can be followed by phase IV after approval. The size and the duration of clinical trials depend very much on the targeted disease. For rare diseases, exposure of a few hundred or less patients can be sufficient. The duration of single clinical trials can take up to three or more years. In Phase I of clinical trials, the drug is tested in a small group of normal, healthy volunteers. The tests study the drugs safety profile, including the safe dosage range. Sometimes the studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II of clinical trials, the drug is tested in controlled studies of approximately 30 to 300 volunteer patients (i.e., persons with the targeted disease) to assess the drugs effectiveness and safety, and establish a proper dose. In Phase III of clinical trials, the drug is further tested on several hundred to several thousand patients in clinics and hospitals. Physicians monitor patients closely to determine efficacy and identify adverse reactions. To avoid false judgments on results, these studies are blinded so that neither the patient nor the treating physician knows who receives the study drug or a placebo, whenever possible. Studies are unblinded only after completion of the trial.

   Following the completion of all three phases of clinical trials, all of the data is analyzed and a new drug application (NDA) for drugs or a biologic license application (BLA) for biologics is filed with the FDA (or its equivalent in other countries) if the data successfully demonstrate safety and efficacy. In the United States, the FDA is required to review and make a recommendation for approval of new drugs within 12 months. For drugs designated as "priority" drugs, the review time is six months. The

NDA or BLA (or its equivalent) must contain all the scientific information that has been gathered, and can run to several hundred volumes.

   Once the FDA (or the respective agency in another country) approves the application, the new pharmaceutical becomes available for physicians to prescribe. The pharmaceutical company must continue to submit periodic reports to the agency, including any cases of adverse reactions and appropriate quality-control records. For some medications, additional studies (Phase IV) are required to evaluate long-term effects.

   The duration of trials and the vast amount of data that must be collected and evaluated makes clinical testing the most time consuming and expensive part of new drug development. We have instituted a global system for coordinating this process in order to increase its speed and reduce costs.

   Marketed products are reviewed continuously for quality, safety and efficacy. For this, we have established an internal review board. From time to time, we may elect or be required, upon consultation with or at the direction of governmental regulators, to take certain action (e.g. change of product information, recall). In the past such action was required only rarely and has been limited to individual products, and the effect on the Group has not been material.

   In addition to the regulations enforced by the FDA (and the respective government agencies in other countries), we are subject to laws regarding environmental protection and hazardous substances that govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations.

   Certain of the products that we market and are developing may be considered biotechnology products. Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could also result in additional regulations restricting or prohibiting the processes we or our suppliers may use. Various governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that such products are unsafe or pose a hazard could prevent or delay the continued sale or commercialization of such products.

   In addition to the normal competitive forces that affect the level of pharmaceuticals prices, a further constraint exists in the form of governmental intervention such as price or profit controls, budgets or patient contribution requirements in most countries in which the Group sells its products. These controls arise either by law or because the government or other health care providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers of the product for all or a portion of the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets. These differentials may be increased by currency fluctuations and the intensity of competition in specific markets, since not all drugs are authorized in every market.

   We cannot predict with certainty what future effects various pharmaceutical cost control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and consequently also for the Group. Increasing budgeting and price controls, the inclusion of patent protected drugs in a fixed price system and lists for the rational use of drugs as well as legislation permitting or requiring a dispensing pharmacist to substitute another version of the pharmaceutical product for the one prescribed may occur in the future.

ORGANIZATIONAL STRUCTURE

   Schering AG is the parent company of the Schering AG Group. The Group is comprised of over 120 subsidiaries worldwide.

   The following table sets forth, by geographic segment, as of December 31, 2000, the name, jurisdiction of incorporation, and ownership interest and voting interest held in, of Schering AGs principal operating subsidiaries.


Europe Region:
                                                                        Percentage of
                                                                        Ownership and
Company                                                   Jurisdiction Voting Interest
Asche AG..............................................         Germany           100.0
Jenapharm GmbH & Co. KG...............................         Germany            74.9
Schering Deutschland GmbH.............................         Germany           100.0
N.V. Schering S.A.....................................         Belgium           100.0
Leiras Oy.............................................         Finland           100.0
CIS bio international S.A.............................          France            60.0
Schering S.A..........................................          France            99.9
Schering Health Care Ltd..............................   Great Britain           100.0
Schering S.p.A........................................           Italy           100.0
Schering Nederland B.V................................     Netherlands           100.0
Schering Wien Ges. m.b.H..............................         Austria           100.0
Schering Lusitana Lda.................................        Portugal           100.0
Schering (Schweiz) AG.................................     Switzerland           100.0
Schering Espana S.A...................................           Spain           100.0
Schering Alman Ilac ve Ecza Ticaret Ltd...............          Turkey           100.0
Schering (Pty.) Ltd...................................    South Africa           100.0
Schering Pty. Ltd.....................................       Australia           100.0


United States Region:
                                                                        Percentage of
                                                          Jurisdiction  Ownership and
Company                                                                Voting Interest
Schering Berlin Inc...................................   United States           100.0
Berlex Laboratories, Inc..............................   United States           100.0
Diatide, Inc..........................................   United States     100.0{(1)}
Medrad, Inc...........................................   United States           100.0


Japan Region:
                                                                        Percentage of
                                                                        Ownership and
Company                                                   Jurisdiction Voting Interest
Nihon Schering K.K....................................           Japan      99.9{(2)}
Mitsui Pharmaceuticals Inc............................           Japan   99.9{(2)(3)}

-----
(1)  Diatide Inc. was merged in Berlex Laboratories, Inc. as of February 1, 2001
(2)  Voting interest is 100.0%
(3) Mitsui Pharmaceuticals Inc. was merged in Nihon Schering K.K. as of January 1, 2001

Latin America/Canada Region:
                                                                        Percentage of
                                                                        Ownership and
Company                                                   Jurisdiction Voting Interest
Berlex Canada Inc....................................           Canada           100.0
Schering Argentina S.A.I.C...........................        Argentina           100.0
Schering do Brasil Ltda..............................           Brazil           100.0
Schering Colombiana S.A..............................         Colombia           100.0
Schering Mexicana S.A................................           Mexico           100.0


Asia Region:
                                                                        Percentage of
                                                                        Ownership and
Company                                                   Jurisdiction
 Voting Interest
Schering Pharmaceutical Ltd..........................            China            97.0
P.T. Schering Indonesia..............................        Indonesia            76.8
Schering Korea Ltd...................................      South Korea           100.0
Schering Taiwan Ltd..................................           Taiwan           100.0
Schering Bangkok Ltd.................................         Thailand           100.0


PROPERTY, PLANTS AND EQUIPMENT

   Schering AGs principal executive offices are located in Berlin, Germany.

   We produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany, and several smaller facilities in Germany, Finland, Spain and Mexico. In addition to these production operations, we operate production facilities for the formulation and packaging of pharmaceutical products in 17 countries. We also own or lease other properties used for administration, research and development, marketing and sales and warehouses.

   We believe that our manufacturing and production facilities have capacities adequate for our current and projected needs.

   For information regarding our capital expenditure program, see "Group Organization-Group Segments-Europe Region-Capital Expenditures", "-United States Region-Capital Expenditures",
"-Latin America/Canada Region-Capital Expenditures", "-Japan Region-Capital Expenditures" and
"-Asia Region-Capital Expenditures", and "Item 5-Operating and Financial Review and Prospects- Liquidity and Capital Resources-Capital Expenditures".

   The following table sets forth, by segment, the location, size and use of our principal production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

                                      Size
                                     square
Location                         meters){(1)} Principal Uses

Europe Region:
Berlin-Wedding, Germany{(2)}....      184,000 Production, research and development and offices
Berlin-Charlottenburg,
Germany{(2)}.....................       87,000 Production
Bergkamen, Germany...............      958,000 Production
Hamburg, Germany.................        8,000 Production and offices
Jena, Germany....................       16,500 Production, research and development and offices
Weimar, Germany..................       63,800 Production and warehousing
Saclay, France...................       63,000 Production and research and development
Marcoule, France.................       46,000 Production
Lys-Lez-Lannoy, France{} (3).....       60,000 Production, warehousing and offices
Madrid, Spain....................       13,000 Offices
Alcala de Henares, Spain.........       30,000 Production
Milan, Italy.....................       39,000 Production and offices
Turku, Finland {(4)}.............      155,000 Production and research and development
Tammisaari, Finland{(5)}.........       36,000 Production
Vienna, Austria..................       24,000 Production and offices

United States Region:
Montville, New Jersey............       20,000 Development and offices
Wayne, New Jersey................       23,000 Production, development, warehousing and offices
Richmond, California.............       25,000 Research and development, warehousing and offices
Indianola, Pennsylvania..........       26,000 Production, research and development, warehousing and offices
Londonderry, New Hampshire{(6)}..        2,000 Research and development and offices

Japan Region:
Osaka City, Japan................       26,000 Production, research and development and offices
Mobara City, Chiba, Japan........       39,800 Production, research and development, warehousing and offices

Latin America/Canada Region:
Orizaba, Veracruz, Mexico........      152,100 Production, development and offices
Bogota, Colombia.................       14,000 Production, warehousing and offices
Sao Paulo, Brazil................       10,700 Production, warehousing and offices
Buenos Aires, Argentina..........       10,200 Production, warehousing and offices

Asia Region:
Ansung, South Korea..............       17,000 Production
Jakarta, Indonesia...............       19,000 Production, warehousing and offices
Guangzhou, China.................       20,000 Production

-----
(1) For production facilities, this measure corresponds to the size of the land, for administrative and research and development facilities to the size of the office space.
(2)  Subject to a mortgage.
(3) A portion of this facility is subject to a lease expiring in 2011.
(4)  Subject to a lease expiring in 2006.
(5)  Subject to a lease expiring in 2006.
(6)  Subject to a lease expiring in 2002.

SOCIAL RELATIONS

   We are committed to being a good corporate citizen. An important part of our commitment is the support we provide to the communities in which we operate.

   We have joined the foundation established by German industry, Responsibility, Remembrance and the Future. The foundation is establishing a compensation fund for former forced laborers from the World War II era.


ENVIRONMENTAL AND SAFETY MATTERS

   We are subject to extensive regulation regarding environmental, health and safety matters in the countries where we manufacture and sell our products. We expect that such regulations will become increasingly stringent. Changes in applicable laws may require us to install additional emissions controls, make significant alterations in our manufacturing processes or to clean up contamination at facilities where such remediation is not currently required. By restricting or prohibiting the distribution of our current products, environmental regulations could also harm our business by forcing us to increase research and development expenditures. In the normal course of our business, we are exposed to risks related to possible releases of hazardous substances into the environment which could cause personal injuries or property damage and which could require costly clean-up.

   We have obtained all material environmental permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with applicable environmental, health and safety laws. An integral part of operations is the maintenance of high standards of safety, health and environmental protection and performance. Our internal audit systems and our participation in our industrys Responsible Care program are intended to provide continuous improvements in these areas. In participating in the Responsible Care program, we focus on Product Stewardship, Occupational Safety, Environmental Protection and Dialog. We integrate the existing management systems for quality, safety and environmental protection throughout the Groups facilities. The integrated management system is based on the International Standards of ISO 9000, ISO 14001 and Eco Management and Audit Scheme (EMAS).

   We are responsible for the clean-up of certain sites which have been contaminated by releases or disposal of hazardous substances from former operations. In some cases, our clean-up liability is shared with others who contributed to the contamination. As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of clean-up costs. However, we believe that we have adequate reserves for our currently known remediation matters and that such matters will not have a material adverse effect on our results of operation, liquidity or consolidated financial position.

   We have spent in 2000 and anticipate that we will continue to spend in 2001 and following years substantial amounts on environmental protection and safety measures. Our 1999 and 2000 operation and maintenance costs for safety and environmental protection measures totaled E 59 million and E 62 million, respectively. Our 1999 and 2000 capital expenditures for environmental protection projects and other projects resulting in environmental benefits totaled E 4 million in each year respectively. We estimate that our operation and maintenance costs for safety and environmental measures will be approximately E 61 million for each of the years 2001 through 2005. We also estimate that capital expenditures for environment projects and other projects resulting in environmental benefits will be approximately E 5 million for each of the years 2001 through 2005.

Item 5.  Operating and Financial Review and Prospects

   You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial
Statements included elsewhere in this annual report.


INTRODUCTION

Accounting Policies
   We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IAS, and no longer required to follow the

German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 36 to our Consolidated Financial Statements. Note 36 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.


Currency of Presentation

   Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro-as its national denomination like the Deutsche Mark-is a fully convertible currency. We prepared our Consolidated Financial Statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these Consolidated Financial Statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per E 1.00. Accordingly, our Consolidated Financial Statements for these periods translated into euro depict the same trends that would have been presented if our Consolidated Financial Statements were presented in Deutsche Mark. However, our financial statements for these periods may not be comparable to the Consolidated Financial Statements of other companies which are presented in euro but translated from a currency other than the Deutsche Mark. For periods ending after December 31, 1998, we prepared our Consolidated Financial Statements in euro directly, rather than restating them from Deutsche Mark to euro.

Segment Reporting
   The segment information reported in note 32 to our Consolidated Financial Statements is presented in accordance with IAS 14 (revised). As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments (Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia Region). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.


RESULTS OF OPERATIONS

Introduction

   The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Groups segments for the three years ended December 31, 2000. As discussed in note 32 to our Consolidated Financial Statements:

  . Segment performance is an internal financial reporting measurement utilized by our management. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance because research and development activities are managed on a worldwide basis.

  . To determine segment result for a segment, we subtract an allocation of research and development expenses and central production overhead and production variances from segment performance.

  . To determine total operating profit for the Group, we subtract certain items (such as costs of corporate functions and other operating income and expenses) from the total segment result.

                                                                          Year ended December 31,
                                                         2000                            1999                           1998
                                                         % of    Percentage              % of     Percentage            % of
                                                        Segment    Change               Segment     Change             Segment
                                                   E     Total   from 1999     E         Total    from 1998     E        Total
                                                                    (in millions, except percentages)
Net Sales:
Europe Region*.................................. 2,008     45        14      1,766         48          7      1,649         50
United States Region............................   992     22        28        775         21         14        678         21
Japan Region....................................   670     15        48        454         12         32        343         10
Latin America/Canada Region.....................   474     11        27        372         10          4        359         11
Asia Region.....................................   198      4        21        164          5         28        128          4
Other Activities................................   151      3         6        143          4         12        128          4
                                                -------  -----      -----   -------      -----       -----   -------      -----
Total Net Sales................................. 4,493    100        22      3,674        100         12      3,285        100
                                                -------  -----      -----   -------      -----       -----   -------      -----
                                                -------  -----      -----   -------      -----       -----   -------      -----

Segment Performance:
Europe Region*..................................   819     50         7        769         53         12        687         55
United States Region............................   292     18         5        277         19         13        245         20
Japan Region....................................   246     15        47        167         11         40        119         10
Latin America/Canada Region.....................   152      9        28        119          8         14        104          8
Asia Region.....................................    69      4        28         54          4         38         39          3
Other Activities................................    73      4        (3)        75          5         36         55          4
                                                -------  -----      -----   -------      -----       -----   -------      -----
Total Segment Performance....................... 1,651    100        13      1,461        100         17      1,249        100
                                                -------  -----      -----   -------      -----       -----   -------      -----
                                                -------  -----      -----   -------      -----       -----   -------      -----
Central Production Overhead/Variances...........  (139)               6      (131)                   (1)      (132)
Research and Development........................  (811)              19      (684)                    9       (628)
                                                -------  -----      -----   -------      -----       -----   -------      -----
Segment Result..................................   701                9        646                    32        489
                                                -------  -----      -----   -------      -----       -----   -------      -----
                                                -------  -----      -----   -------      -----       -----   -------      -----

Segment Result:
Europe Region*..................................   402     57         6        381         59         20        317         65
United States Region............................    42      6       (28)        58          9         26         46         10
Japan Region....................................   108     15        44         75         12         83         41          8
Latin America/Canada Region.....................    87     13        30         67         10         24         54         11
Asia Region.....................................    36      5        50         24          4        118         11          2
Other Activities................................    26      4       (37)        41          6        105         20          4
                                                -------  -----      -----   -------      -----       -----   -------      -----
Total Segment Result............................   701    100         9        646        100         32        489        100
                                                -------  -----      -----   -------      -----       -----   -------      -----
                                                -------  -----      -----   -------      -----       -----   -------      -----
Other
                                                   (61)              45       (110)                   39        (79)
                                                -------  -----      -----   -------      -----       -----   -------      -----
Total Operating Profit..........................   640               19        536                    31        410
                                                -------  -----      -----   -------      -----       -----   -------      -----
                                                -------  -----      -----   -------      -----       -----   -------      -----

-----
* incl. Africa, Australia and New Zealand

   The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Groups business areas for the three years ended December 31, 2000. During the first half of 2000, due to our recent significant acquisitions in the field of Radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics and Radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this annual report, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been material net sales of radiopharmaceuticals prior to 2000.


                                                             Year ended December 31,
                                                 2000                                                       1998
                                              Percentage Percentage         Percentage Percentage     Percentage
                                               of Net     Change             of Net     Change            of Net
                                     E          Sales   from 1999    E        Sales   from 1998    E       Sales
                                                        (in millions, except percentages)
Net Sales by Business Area:
Fertility Control and Hormone
Therapy.........................   1,353          30        15    1,173        32         6      1,109        34
Therapeutics....................   1,402          31        24    1,128        31        14        991        30
Diagnostics and
Radiopharmaceuticals............   1,360          30        31    1,040        28        18        882        27
Dermatology.....................     221           5        11      199         5         5        189         6
Other Sources...................     157           4        17      134         4        18        114         3
                                  -------       -----      ----   -------     -----      ----   -------     -----
Total                              4,493         100        22    3,674       100        12      3,285       100
                                  -------       -----      ----   -------     -----      ----   -------     -----
                                  -------       -----      ----   -------     -----      ----   -------     -----


2000 Compared with 1999
Group


                                              Consolidated Income Statements
                                                  2000                     1999
                                           E       % of Net sales    E       % of Net sales
                                             (in millions, except percentages)
Net sales..............................  4,493           100       3,674           100
Cost of sales.......................... (1,089)           24        (902)           25
                                        -------         -----     -------         -----
Gross profit...........................  3,404            76       2,772            75
Marketing and selling costs............ (1,498)           33      (1,165)           32
Engineering and administration costs...   (456)           10        (367)           10
Research and development costs.........   (811)           18        (684)           19
Other operating income.................    300                       334
Other operating expenses...............   (299)                     (354)
                                        -------         -----     -------         -----
Operating profit.......................    640            14         536            15
Financial result.......................     (5)                      (77)
                                        -------         -----     -------         -----
Profit on ordinary activities..........    635            14         459            12
Taxes on profit........................   (290)            6        (181)            5
                                        -------         -----     -------         -----
Income before minority interests.......    345             8         278             8
Minority interests.....................     (9)                       (6)
                                        -------         -----     -------         -----
Net income.............................    336             7         272             7

                                        -------         -----     -------         -----
                                        -------         -----     -------         -----

   The following table sets forth our top-selling products during 2000. These products represented approximately 61% of the total net sales for the Group in 2000:


                                                                         Percentage
                                                                           Change
                                                           Net Sales      from 1999
                                                          (E millions)

1.  Betaferon(R) (Betaseron(R)) (Therapeutics)............     593               31
2.  Iopamiron(R) (Diagnostics)............................     372               21
3.  Magnevist(R) (Diagnostics)............................     286               23
4.  Ultravist(R) (Diagnostics)............................     238                9
5.  Diane(R) (Gynecology).................................     200               17
6.  Betapace(R) (Therapeutics)............................     168                7
7.  Microgynon(R) (Levlen(R)) (Fertility Control).........     130               21
8.  Fludara(R) (Therapeutics).............................     111               30
9.  Femovan(R) (Fertility Control)........................     109                5
10.  Climara(R) (HRT).....................................     106               14
11.  Androcur(R) (Therapeutics, Gynecology)...............     103                5
12.  Meliane(R) (Fertility Control).......................     102               26
13.  Triquilar(R) (Tri-Levlen(R)) (Fertility Control).....      92               (4)
14.  Mirena(R) (Fertility Control)........................      70               17
15.  Noctamid(R) (Therapeutics)...........................      42                8
                                                            -------

Total ....................................................   2,722
                                                            -------
                                                            -------


   Net Sales

   Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

   Net sales increased by 22% to E 4,493 million in 2000 compared to E 3,674 million in 1999.
This increase is primarily attributable to higher sales volumes for our products (13%) and to the favorable development of exchange rates (7%).

   Net sales in the Fertility Control and Hormone Therapy business area increased by 15% to
E 1,353 million in 2000 compared to E 1,173 million in 1999, mainly due to sales growth of Diane(R), Microgynon(R), Mirena(R), an intra-uterine hormone delivery system for fertility control, and the low dosage oral contraceptive Meliane(R).

   In our Therapeutics business area net sales increased by 24% to E 1,402 million in 2000 compared to E 1,128 million in 1999. Improved net sales of Betaferon(R), our product for the treatment of multiple sclerosis, and Fludara(R), the standard treatment for patients with chronic lymphocytic leukemia (CLL), as well as additional net sales of products of Mitsui Pharmaceuticals, which we acquired in March 2000, were the main reasons for the increase. Sales of Betaferon(R) increased 31% from E 454 million in 1999 to E 593 million in 2000. Betaferon(R) was launched in Japan in November 2000. Positive volume, price and exchange-rate effects caused Fludara(R), with E 111 million net sales in 2000, to grow by 30% compared to E 86 million in 1999.

   In 2000, net sales in our Diagnostics and Radiopharmaceuticals business area increased to E 1,360 million from E 1,040 million in 1999, which represents an increase of 31%. Net sales of X-ray contrast media products increased 14% to E 738 million in 2000 from E 646 million in 1999, while net sales of MRI contrast media products grew 23% to E 289 million in 2000 compared to E 234 million in 1999. Net sales of our contrast medium application technologies increased 35% from E 152 million in 1999 to E 205 million in 2000. Net sales of radiopharmaceuticals came to E 117 million in 2000.

   In our Dermatology business area, net sales increased 11% to E
221 million in 2000 compared to E 199 million in 1999. The increase is primarily attributable to higher sales of Advantan(R) and Nerisona(R), both preparations for the treatment of eczema, and Neriproct(R)
(marketed as Scheriproct(R) outside of Japan), a product to treat hemorrhoids.

   Gross Profit
   Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold and the purchased cost of goods for resale.

   Gross profit increased 23% to E 3,404 million in 2000 compared to E 2,772 million in 1999. Gross profit increased at a slightly higher rate than net sales due to a lower increase of cost of goods sold.


   Operating Profit
   Operating profit represents gross profit after marketing and selling costs, engineering and administration costs, research and development costs and other operating income and expense. Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (to the extent that these costs are not internally reallocated), training, and administration such as data processing, purchasing and accountancy.

   Operating profit increased 19% to E 640 million in 2000 from E
536 million in 1999. Marketing and selling costs increased at a higher rate than sales by 29% to E 1,498 million in 2000 from E 1,165 million in 1999. The increase was due to costs incurred during 2000 for the launch of products in 2001, especially in the United States. Engineering and administration costs also increased at a higher rate than sales by 24% from E 367 million in 1999 to E 456 million in 2000. The reasons for the increase were costs for the integration of acquired companies in Japan, costs for restructuring in the production area as well as impacts from the first-time consolidation of acquired companies. Research and development costs increased by 19% to E 811 million in 2000 from E 684 million in 1999. The increase was largely attributable to higher research and development costs in the United States but also due to the first-time consolidation of Mitsui Pharmaceuticals in Japan. As a percentage of net sales, research and development costs decreased slightly from 19% in 1999 to 18% in 2000.

   Other operating income decreased by 10% from E 334 million in 1999 to E 300 million in 2000. The decrease was attributable to lower income from changes in foreign exchange rates as well as lower income from the reduction of provisions. The 16% decrease in other operating expenses from E 354 million in 1999 to E 299 million in 2000 was mainly attributable to lower expenses from changes in foreign exchange rates.

   Financial Result
   Financial result represents net income from investments, interest result and other financial result.

   The Financial result improved by E 72 million, showing a loss of E 5 million in 2000 versus a loss of E 77 million in 1999. The improvement is mainly attributable to income of E 34 million from the first-time consolidation of special funds that was required by SIC-12
"Consolidation-Special Purpose Entities "-as well as to gains from the sale of venture capital investments of E 42 million.

Our share in the result of Aventis CropScience was a loss of E 59 million in 2000 versus a loss of E 60 million in 1999. In early 2000 the crop protection activities of Rhone Poulenc and AgrEvo, a joint venture of Hoechst and Schering, were merged to form Aventis CropScience. Schering has a 24% interest in the new company, compared to AgEvos former holding of 40 %. The losses resulting from our share of the result include
E 24 million (1999: E 28 million) relating to the amortization of goodwill as well as restructuring and other one-off costs of E 78 million (1999: E 57 million). Thus our share of the result before amortization of goodwill and one-off cost improved from E 25 million in 1999 to E 43 million in 2000.

   Taxes on Profit
   Taxes on profit increased 60% from E 181 million in 1999 to E 290 million in 2000. Taxes on profit are influenced by the fact that our share of the result of Aventis CropScience is recorded after tax. Furthermore, we recorded a one-off charge from the revaluation of deferred tax due to a tax reform in Germany (E 15 million). Eliminating these effects as well as expenses related to a tax risk in Brazil and one-off tax profits in the United States in 1999, the effective tax rate in 2000 (as in 1999) was approximately 38 %.

   Net Income
   Net income outperformed the growth in net sales increasing by 24% to E 336 million in 2000 from E 272 in 1999. The result per share
(basic) is E 1.70 and thus -after repurchasing outstanding shares in 1999- 26% higher than 1999.


Results of Operations by Segment
   Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 32 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).


   Europe Region
   The geographic segment Europe, referred to in this annual report as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States, South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). Net sales for the Europe Region also include worldwide sales to third parties of Leiras, Jenapharm, CIS bio international and Justesa Imagen. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our six largest markets in the Europe Region in terms of net sales have been Germany, France, Great Britain, Italy, Spain and Finland, which together constituted approximately 31% of the Groups net sales and 69% of this segments net sales in 2000. In recent years, we have experienced a significant level of sales growth in Italy, France, Great Britain and Spain. In the Europe Region, the Fertility Control and Hormone Therapy, Therapeutics and Dermatology business areas are expected to continue growing, while the prevailing price competition is expected to affect net sales growth in the diagnostics business field. Despite considerable price competition in this business field in the Europe Region, we believe that higher market shares over the next three to five years will only be realized through increased sales volume of our marketed products and through the successful introduction of new products. In general, we believe that government-imposed price cuts, parallel imports (imports of products from countries with lower government-fixed price levels) and the increased availability of generic substitute products may slow the achievement of net sales growth.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2000 and 1999:


                                                                  Year ended December 31,
                                                               2000                     1999
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Europe Region by Business Area:
Fertility Control and Hormone Therapy.............       765          38          702          40
Therapeutics......................................       690          34          613          35
Diagnostics and Radiopharmaceuticals{(1)}........       408          20          319          18
Dermatology.......................................       131           7          122           7
Other Sources.....................................        14           1           10           0
                                                      -------       -----      -------       -----
Total.............................................     2,008         100        1,766         100
                                                      -------       -----      -------       -----
                                                      -------       -----      -------       -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.


   Net Sales
   Net sales increased by 14% to E 2,008 million in 2000 compared to E 1,766 million in 1999. The increase was mainly attributable to higher sales volume (12%) and to a minor extent due to positive price effects (1%). Net sales continued to be affected by government-imposed price cuts, government fixed budgets, positive and negative lists for the reimbursement of products as well as the increased use of generic substitute products.

   In Germany, net sales increased 4% to E 504 million in 2000 from E 487 million in 1999, despite the prevailing price sensitivity in the market, especially in the contrast media field. The increase in net sales was mainly due to a 32% increase in net sales of Betaferon(R), our treatment for multiple sclerosis, from E 55 million in 1999 to E 72 million in 2000. In 2000, net sales of Ultravist(R) decreased 21% from E 54 million in 1999 to E 43 million, caused by highly unfavorable price effects (14%) and lower sales volume (7%). The decrease was offset by E 11 million additional net sales of products of CIS bio international, which expanded the product range of our Diagnostics and Radiopharma- ceuticals business area in Germany in 2000.

   In France, net sales improved significantly by E 70 million or 38% to E 253 million in 2000 compared to E 184 million in 1999. Net sales increased mainly due to the first-time consolidation of CIS bio international and increased net sales of Betaferon(R). Higher sales volume caused Betaferon(R) to grow from E 23 million in 1999 to E 35 million in 2000. Net sales of the Mirena(R) intra-uterine hormone delivery system for fertility control increased 14% from E 13 million in 1999 to E 15 million in 2000.

   Net sales in Great Britain increased 16% to E 137 million in 2000 compared to E 118 million in 1999. Favorable exchange-rate effects (7%) as well as increased net sales of Betaferon(R) (38%) and additional E 5 million net sales of our new product Levonelle(R)-2, a new form of emergency contraception that reduces the risk of unplanned pregnancy after unprotected intercourse, were the main reasons for the increase.

   In Italy, net sales increased 15% to E 231 million in 2000 from E 201 million in 1999, due to positive volume effects of the low-dosage oral contraceptive Meliane(R) and of Betaferon(R).

Net sales in Spain increased 15% to E 154 million in 2000 from E 134 million in 1999. The increase in net sales was attributable to higher sales volume of Betaferon(R), Meliane(R) and Ultravist(R), while unfavorable price effects of Ultravist(R) were offset by positive exchange-rate effects, which were caused by worldwide sales to third parties of Justesa Imagen.

   Compared to E 113 million in 1999 net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 2% to E 111 million in 2000. The decrease was mainly due to lower export sales volume of our transdermal hormonal contraceptive Norplant(R) and sales volume of our therapeutic Bonefos(R).

   In the markets of Central and Eastern Europe, net sales increased 25% from E 89 million in 1999 to E 112 million in 2000.

   In the Fertility Control and Hormone Therapy business area, net sales increased by 9% to E 765 million in 2000 compared to E 702 million in 1999, principally due to higher prices and increased sales volume. The intra-uterine hormone delivery system Mirena(R) and Diane(R) both achieved favorable sales volume growth during 2000. Net sales of Mirena(R) increased 15% to E 67 million in 2000 from E 59 million in 1999, with significant sales growth reported in France, Great Britain and in the markets of Central Europe. Net sales of Diane(R) increased
9% from E 134 million in 1999 to E 145 million in 2000.

   Net sales in the Therapeutics business area increased by 13% to E
690 million in 2000 compared to E 613 million in 1999, mainly due to increases in sales volume. The increase in net sales was driven by a significant growth in sales volume of Betaferon(R) and Ilomedin(R). Sales of Betaferon(R) increased by E 68 million or 30% to E 295 million in 2000 compared to E 227 million in 1999. Net sales of Ilomedin(R), our product for the intravenous treatment of severe forms of peripheral arterial disease (PAOD), increased 50% from E 20 million in 1999 to E 30 million in 2000.

   In 2000, net sales in the Diagnostics and Radiopharmaceuticals business area increased by 28% to E 408 million compared to E 319 million in 1999. As a result of the first-time consolidation of CIS bio international, which we acquired in April 2000, net sales increased by E 84 million compared to 1999. Concerning Ultravist(R), negative price effects, offset positive volume effects, and caused net sales of Ultravist(R) to decrease from E 150 million in 1999 to E 147 million in 2000.

   In the Dermatology business area, net sales increased by 7% to E
131 million in 2000 as compared to E 122 million in 1999. The increase was due to favorable volume and price effects, which more than offset a negative currency effect. The top-selling dermatology products were Advantan(R), a preparation for the treatment of eczema, Psorcutan(R), a product for the treatment of psoriasis, and Travocort(R), a product for the treatment of fungal infections, which together accounted for the favorable volume effect.

   Segment Performance/Segment Result
   Segment performance increased by 7% to E 819 million in 2000 compared to E 769 million in 1999. The increase in net sales was partly offset by increased marketing and selling costs and increased costs of administration in the region. These higher costs relate mainly to Germany, France, Great Britain and Italy due to the first-time consolidation of CIS bio international in 2000. Furthermore, costs of administration also increased due to restructuring measures in our subsidiaries in Finland.

After allocation of E 357 million of research and development costs and E 60 million of central production overhead/variances, the segment result in 2000 was E 402 million, representing an increase of 6% from E 381 million in 1999. Compared to 1999, costs of research and development increased by E 32 million mainly due to higher costs of clinical studies and costs of strategic projects and collaborations.

United States Region
   The geographic segment United States, referred to in this annual report as the United States Region, consists of the United States and Puerto Rico, and is comprised of two sub-segments. The first sub-segment, Berlex Laboratories, Inc., represents all sales of pharmaceutical products in the United States. The pharmaceutical business is operated by Berlex Laboratories, Inc. The second sub-segment represents Medrads business with application technologies for contrast media which, because Medrad is responsible for the management of the worldwide sales of its products, includes the worldwide sales of Medrad and its subsidiaries.

   The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended
December 31, 2000 and 1999:


                                                                  Year ended December 31,
                                                               2000                     1999
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales by Sub-Segment:
Berlex ...........................................       790          80          626          81
Medrad ...........................................       202          20          149          19
                                                        -----       -----        -----       -----
Total ............................................       992         100          775         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2000 and 1999:


                                                                  Year ended December 31,
                                                               2000                     1999
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales United States Region by Business Area:
Fertility Control and Hormone Therapy.............       152          15          129          17
Therapeutics......................................       482          49          403          52
Diagnostics and Radiopharmaceuticals{(1)}........       357          36          243          31
Dermatology.......................................         1           -            -           -
                                                        -----       -----        -----       -----
Total ............................................       992         100          775         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000.

   Net Sales
   Net sales increased by 28% to E 992 million in 2000 compared to E 775 million in 1999. The increase in net sales was driven by higher sales volume (10%), positive price effects (2%) and highly favorable exchange-rate effects (16%).
   Net sales of Berlex increased by 26% from E 626 million in 1999 to E 790 million in 2000, while net sales of Medrad increased by 35% from E 149 million in 1999 to E 202 million in 2000. Of Medrads sales, 70% or E 141 million were achieved in the United States Region during 2000, the same percentage level as in 1999. Medrads net sales increase was attributable to increased net sales of vascular injectors, MRI injectors and syringes, and to favorable exchange-rate effects. Prices for Medrads products generally remained stable.


   Net sales in the Therapeutics business area increased by 21% to E
482 million in 2000 compared to E 403 million in 1999. Increased sales volume and favorable exchange-rate effects for Betaseron(R) (the trademark for Betaferon(R) in the United States) and positive volume, price and exchange-rate effects for the leukemia therapy Fludara(R) were the main reasons for the increase in net sales. Net sales of Betaseron(R) increased strongly by E 58 million to E 247 million in 2000 from E 189 million in 1999. Lower sales volume of Betapace(R), whose orphan drug exclusivity expired in the United States Region in April 2000, were offset by favorable price effects and exchange-rate effects, leading to an overall increase of E 11 million to E 168 million in 2000.

   In the Diagnostics and Radiopharmaceuticals business area, net sales increased by 47% to E 357 million in 2000 from E 243 million in 1999. Excluding the contribution to sales growth by Medrad, net sales increased by 65% to E 155 million in 2000 from E 94 million in 1999, due to the development in net sales of Magnevist(R), our MRI contrast medium, and Ultravist(R), our X-ray contrast medium. Sales of Magnevist(R) increased 41% from E 79 million in 1999 to E 111 million in 2000, while net sales of Ultravist increased 37 % to E 19 million in 2000 compared to E 14 million in 1999.

   Net sales in the Fertility Control and Hormone Therapy business area increased 18% from E 129 million in 1999 to E 152 million in 2000. Oral contraceptive sales increased 20% from E 59 million in 1999 to E 71 million in 2000, primarily due to increased sales of Levlite(R) (the trademark for Miranova(R) in the United States) and Levlen(R) (the trademark for Microgynon(R) in the United States). As a result of strong competition net sales of Tri-Levlen(R) (the trademark for Triquilar(R) in the United States) decreased 17% from E 37 million in 1999 to E 31 million in 2000. We intend to strengthen our position in the fertility control business by introducing Yasmin(R), an oral contraceptive containing the new progestin drospirenone and Mirena(R), our intra-uterine hormone delivery system for fertility control. We expect Yasmin(R) to be approved by the FDA within the first half of 2001. We received approval by the FDA for Mirena(R) in December 2000 and launched the product in February 2001. In the field of hormone therapy, net sales of Climara(R), our hormone patch for the treatment of climacteric disorders, continued to increase significantly. Compared to E 70 million in 1999 net sales of Climara(R) increased by 16% to E 81 million in 2000.

   In late 2000 we launched our new Dermatology business area in the United States Region by introducing Levulan(R), a product for the treatment of actinic keratosis.

   Segment Performance/Segment Result
   Segment performance increased by 5% to E 292 million in 2000 compared to E 277 million in 1999. The increase in net sales was partially offset by increased marketing and selling costs. Marketing and selling costs grew significantly due to additional expenses for the sales force, in order to strengthen our position in the fields of female healthcare, radiopharmaceuticals and to build up our dermatology business.

   We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. In order to achieve this goal as part of our global
R&D activities, we are investing heavily in research and development in this region, thereby investing in broadening our product portfolio in the US market. As a consequence, research and development expense as a percentage of external net sales was higher compared to the other segments and significantly reduced the United States Region segment result.

   After allocation of E 242 million of research and development costs and E 8 million of central production overhead/variances, segment result in 2000 was E 42 million, representing a decrease of 28% compared to 1999. This decrease is due to our strategic commitment to significantly expand our business in the United States. Compared to 1999, costs of research and development rose by E 28 million. This increase was mainly attributable to strategic projects and cooperations.

Japan Region
   The Japan geographic segment, referred to in this annual report as the Japan Region, corresponds to the geographical area of Japan and comprises the business of Nihon Schering K.K., Mitsui Pharmaceuticals Inc. (which was merged into Nihon Schering as of January 1, 2001) and CIS Diagnostic K.K. in Japan as well as direct sales by Schering AG to Japanese pharmaceutical companies.

   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2000 and 1999:


                                                                  Year ended December 31,
                                                               2000                     1999
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Japan Region by Business Area:
Fertility Control and Hormone Therapy..............       26           4           16           3
Therapeutics.......................................      126          19           25           6
Diagnostics and Radiopharmaceuticals {(1)}........      475          71          380          84
Dermatology........................................       43           6           33           7
                                                        -----       -----        -----       -----
Total .............................................      670         100          454         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000

   Net Sales
   Net sales increased by 48% to E 670 million in 2000 compared to E 454 million in 1999. The extraordinary increase in net sales is primarily attributable to the first-time consolidation of the acquired companies Mitsui Pharmaceuticals and CIS Diagnostic (24%), highly favorable exchange- rate effects (20%) and to volume increases (6%). Price reductions mandated by the Japanese Ministry of Health and Welfare led to slightly negative price effects (2%).

In the Diagnostics and Radiopharmaceuticals business area, which accounted for 71% of total net sales during 2000, net sales increased by 25% to E 475 million in 2000 compared to E 380 million in 1999.
This increase was due to favorable exchange-rate effects and volume increases, which were partly offset by decreased prices. Increased net sales of pre-filled containers of our X-ray contrast medium Iopamiron(R) and of our MRT contrast medium Magnevist(R) continued to be a key factor in this sales growth. net sales in our radiopharmaceuticals business amounted to e 7 million in 2000.

   Net sales of products from the fertility control and hormone therapy business area, which represented 4% of net sales in the Japan region in 2000, increased 65% to E 26 million in 2000 compared to E 16 million in 1999, due to volume increases and favorable exchange-rate effects.

   In 2000, net sales of the Therapeutics business area increased significantly from E 25 million in 1999 to E 126 million in 2000, principally due to the acquisition of Mitsui Pharmaceuticals in March 2000, which contrituded net sales of E 102 million in 2000. Betaferon(R) was introduced in the Japan Region in November 2000.

   Net sales in the Dermatology business area increased 32% from E
33 million in 1999 to E 43 million in 2000. The increase is attributable to a higher sales volume of Neriproct(R) and Nerisona(R).

   Segment Performance/Segment Result
   Segment performance increased by 47% to E 246 million in 2000 compared to E 167 million in 1999. The increase was achieved despite higher costs of production due to higher contractually- determined costs for iopamidol, the active ingredient of Iopamiron(R), our best-selling product in the Japan Region. Marketing and selling costs and costs of administration also increased, primarily attributable to the integration of Mitsui Pharmaceuticals and CIS Diagnostic K.K.

   After allocation of E 123 million of research and development costs and E 15 million of central production overhead/variances, segment result in 2000 was E 108 million, representing an increase of 44% from E 75 million in 1999. This increase was primarily driven by the significant growth in segment performance.

Latin America/Canada Region

   The geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Latin America, Canada and the Caribbean. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our five largest markets in this segment have been Brazil, Argentina, Mexico, Canada and Colombia, which together constituted 9% of the Groups net sales and 81% of the segments net sales in 2000. Net sales growth in the five largest markets was accompanied by favorable development of exchange rates in the region. In Argentina the development of sales was influenced by government- fixed prices for sales to hospitals and welfare institutions, and by negative volume effects.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended
December 31, 2000 and 1999:


                                                                  Year ended December 31,
                                                               2000                     1999
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Latin America/
Canada Region by Business Area:
Fertility Control and Hormone Therapy.............       303          64          233          63
Therapeutics......................................        83          18           63          17
Diagnostics and Radiopharmaceuticals {(1)}.......        49          10           42          11
Dermatology.......................................        29           6           25           7
Other Sources.....................................        10           2            9           2
                                                        -----       -----        -----       -----
Total ............................................       474         100          372         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000

   Net Sales
   Net sales increased by 27% to E 474 million in 2000 compared to E 372 million in 1999, primarily as a result of volume increases (10%) and favorable exchange-rate effects (11%).

   The increase in net sales was mainly driven by higher net sales in Brazil, Canada and Mexico. as a result of the ongoing recession, net sales in Argentina increased only by 8% to E 69 million in 2000 compared to E 64 million in 1999, while net sales in Brazil increased 27% to E 143 million in 2000 from E 112 million in 1999. Higher net sales in Argentina and Brazil were driven by favorable exchange-rate effects. Net sales in Canada increased significantly by 39% from E 44 million in 1999 to E 61 million in 2000, while net sales in Mexico increased 38% to E 79 million in 2000 compared to E 57 million in 1999. The increase in Canada and Mexico is due to favorable exchange-rate effects as well as increased sales volume. The top-selling products in the Latin America/Canada region during 2000 were Microgynon(R) and Betaferon(R), with E 49 million and E 46 million net sales respectively.

   Net sales in the Fertility Control and Hormone Therapy business area increased 30% to E 303 million in 2000 compared to E 233 million in 1999. The increase was attributable to the 57% increase in net sales of Diane(R) (primarily in Canada), the 57% increase in net sales of the low-dosage oral contraceptive Meliane(R) and the 27% increase in net sales of the oral contraceptive Microgynon(R). Net sales of climara(R), our hormone patch for the treatment of climacteric disorders, rose 27% to E 5 million in 2000 from E 4 million in 1999.

In the therapeutics business area, net sales increased 31% to e 83 million in 2000 compared to e 63 million in 1999. This growth is primarily due to higher net sales of Betaferon(R) in Brazil and, despite strong competition, in Canada, net sales of Betaseron(R) increased 46% from E 31 million in 1999 to E 46 million in 2000. Net sales of Fludara(R) increased from E 6 million in 1999 to E 7 million in 2000, mainly due to increased sales in Canada, Mexico, Argentina and Brazil. Net sales of Androcur(R), an antiandrogen used for the treatment of prostate cancer, increased 12% to E 18 million in 2000 compared to E 16 million in 1999 despite competition from generic products.

   Net sales in the Diagnostics and Radiopharmaceuticals business area increased by 16% to E 49 million in 2000 from E 42 million in 1999. The increase was mainly due to higher net sales of

Iopamiron(R), which increased 20% to E 29 million in 2000 compared to E 24 million in 1999, particularly was a result of increased sales to public hospitals in Mexico.

   In 2000, net sales in the Dermatology business area increased 20% to E 29 million compared to E 25 million in 1999. This change was primarily due to increased net sales of Gyno-Travogen(R) and Travogen(R) as well as Advantan(R).


   Segment Performance/Segment Result
   Segment performance increased by 28% to E 152 million in 2000 compared to E 119 million in 1999. The increase was attributable to improved net sales. Costs increased at the same rate as net sales.

   After allocation of E 58 million of research and development costs and E 7 million of central production overhead/variances, segment result in 2000 was E 87 million, representing an increase of 30% from E 67 million in 1999.


Asia Region
   The geographic segment Asia, referred to in this annual report as the Asia Region, is comprised of the countries of the Pacific Rim of Asia (but excluding Japan, Australia and New Zealand), the Middle East, Egypt, Libya and Sudan. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our three largest markets in this segment in terms of net sales have been China (including Hong Kong), South Korea and Indonesia, which together constituted 45% of the segments net sales in 2000.

   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia Region for the years ended December 31, 2000 and 1999:


                                                                               Year ended December 31,
                                                                           2000                          1999
                                                                                Percentage               Percentage
                                                                      E        of Net Sales        E    of Net Sales
                                                                          (in millions, except percentages)
Net Sales Asia Region by Business Area:
Fertility Control and Hormone Therapy.....................           81             41             63             38
Therapeutics..............................................           20             10             21             13
Diagnostics and Radiopharmaceuticals {(1)}...............           71             36             56             34
Dermatology...............................................           15              7             16             10
Other Sources.............................................           11              6              8              5
Total .....................................................         198            100            164            100

-----
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and Radiopharmaceuticals business area with effect from January 1, 2000



   Net Sales

   Net sales increased by 21% to E 198 million in 2000 compared to E 164 million in 1999. This increase was mainly attributable to higher volume (8%) and favorable exchange-rate effects (9%) due to the ongoing recovery of the markets in the Asia Region during 2000 as compared to the years before. In South Korea, net sales increased 34% to E 48 million from E 35 million in 1999, while in China (including Hong Kong) net sales increased 18% from E 17 million in 1999 to E 20 million in 2000. In Indonesia net sales of E 22 million in 2000 compared to E 14 million in 1999, showed a significant growth of 56%.

   Net sales in the Fertility Control and Hormone Therapy business area increased 30% to E 81 million in 2000 compared to E 63 million in 1999. Net sales of our oral contraceptive Microgynon(R), increased 56% from E 8 million in 1999 to E 12 million in 2000. Higher net sales of Diane(R), which increased 13% to 12 million net sales in 2000, and Femovan(R), which increased 18% to E 11 million in 2000, resulted from higher sales volumes and favorable exchange-rate effects.

   In the Therapeutics business area, net sales remained viritually constant at E 20 million in 2000 compared to E 21 million in 1999.
This slight change in net sales in the Therapeutics business area is due to negative volume effects of our product Betaferon(R). Net sales of Betaferon(R) decreased by 2 million from E 7 million in 1999 to E 5 million in 2000, primarily due to a significant fall in Israel, caused by the reduction of wholesalers stocks. Net sales of Androcur(R) increased 23% from E 5 million in 1999 to E 6 million in 2000, while net sales of Bonefos(R), a tumor therapy, remained constant at E 4 million.

   Net sales in the Diagnostics and Radiopharmaceuticals business area increased 27% to E 71 million in 2000 compared to E 56 million in 1999. The growth is primarily attributable to increased net sales of Ultravist(R) and Magnevist(R). Net sales of our top-selling X-ray contrast medium Ultravist(R), which accounted for 66% of net sales of the diagnostics business in the region, increased 30% from E 36 million in 1999 to E 47 million in 2000. Net sales of the MRI contrast medium Magnevist(R) increased by E 2 million to E 12 million in 2000.

   Net sales in the Dermatology business area decreased 11% to E 15 million in 2000 from E 16 million in 1999. Lower sales volumes of Nerisona(R), Skinoren(R), Travocort(R) and Travogen(R) were the main reasons for the decrease. Net sales of Advantan(R) rose from E 1 million in 1999 to E 2 million in 2000.


   Segment Performance/Segment Result
   Segment performance rose by 28% from E 54 million in 1999 to E 69 million in 2000. Increased net sales and positive exchange-rate effects more than offset higher marketing and selling costs, mainly in South Korea.

   After allocation of E 20 million of research and development costs and E 13 million of central production overhead/variances, segment result in 2000 was E 36 million compared to E 24 million in 1999.

Other Activities
   The Segment Other Activities primarily consists of our Pharmaceutical Chemicals business with other pharmaceutical companies. See "Item 4-Information on the Company-Group Organization-Group Segments-Other Activities".

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2000 and 1999:


                                                     Year ended December 31,
                                                 2000                      1999
                                                    Percentage              Percentage
                                           E       of Net Sales        E   of Net Sales
                                                (in millions, except percentages)
Net Sales by Sub-Segment:
Pharmaceutical Chemicals...............   116            77            97            68
Other .................................    35            23            46            32
                                         -----         -----         -----         -----
Total .................................   151           100           143           100
                                         -----         -----         -----         -----
                                         -----         -----         -----         -----


   Net Sales

   Net sales increased by 5% to E 151 million in 2000 compared to E 143 million in 1999.

   Net sales of Pharmaceutical Chemicals increased 19% to E 116 million in 2000 compared to E 97 million in 1999, primarily due to higher sales volumes of various intermediates and active ingredients, price increases and favorable exchange-rate effects. Net sales of the sub-segment Other decreased by 24% to E 35 million in 2000 compared to E 46 million in 1999, due primarily to lower net sales from toll manufacturing and sales collaborations.


   Segment Performance/Segment Result

   Segment performance decreased by 3% to E 73 million in 2000 from E 75 million in 1999. The decrease is primarily attributable to lower net sales from sales collaborations as well as to increased cost of goods sold in the area of Pharmaceutical Chemicals due to higher raw material prices.

   After allocation of E 11 million of research and development costs and E 36 million of central production overhead/variances, segment result in 2000 was E 26 million compared to E 41 million in 1999. This decrease primarily resulted from lower segment performance as well as from increased central production overhead/variances in Pharmaceutical Chemicals.

1999 Compared with 1998

   Group


                                              Consolidated Income Statements
                                                1999                        1998
                                          E       % of Net sales      E  % of Net sales
                                              (in millions, except percentages)
Net sales.............................  3,674           100         3,285           100
Cost of sales.........................  (902)            25          (800)           24
                                       -------         -----       -------         -----
Gross profit..........................  2,772            75         2,485            76
Marketing and selling costs...........(1,165)            32        (1,053)           32
Engineering and administration costs..  (367)            10          (365)           11
Research and development costs........  (684)            19          (628)           19
Other operating income................    334                         262
Other operating expenses..............  (354)                        (291)
                                       -------         -----       -------         -----
Operating profit......................    536            15           410            12
Financial result......................   (77)                          14
                                       -------         -----       -------         -----
Profit on ordinary activities.........    459            12           424            13
Taxes on profit.......................  (181)             5          (175)            5
                                       -------         -----       -------         -----
Income before minority interests......    278             8           249             8
Minority interests....................    (6)                          (4)
                                       -------         -----       -------         -----
Net income............................    272             7           245             7
                                       -------         -----       -------         -----
                                       -------         -----       -------         -----


   The following table sets forth our top-selling products during 1999. These products represented 63% of the total net sales for the Group in 1999.


                                                                             Percentage
                                                                                change
                                                                  Net sales   from 1998
                                                                 (E millions)
1.  Betaferon(R) (Betaseron(R)) (Therapeutics)...................     454            23
2.  Iopamiron(R) (Diagnostics)...................................     307            31
3.  Magnevist(R) (Diagnostics)...................................     233            18
4.  Ultravist(R) (Diagnostics)...................................     219             5
5.  Diane(R) (Gynecology)........................................     171            10
6.  Betapace(R) (Therapeutics)...................................     157            23
7.  Microgynon(R) (Levlen(R)) (Fertility Control)................     108             7
8.  Femovan(R) (Fertility Control)...............................     103            (5)
9.  Androcur(R) (Therapeutics, Gynecology).......................      99            (2)
10.  Triquilar(R) (Tri-Levlen(R)) (Fertility Control)............      95           (16)
11.  Climara(R) (HRT)............................................      93             8
12.  Fludara(R) (Therapeutics)...................................      86            14
13.  Meliane(R) (Fertility Control)..............................      81            63
14.  Mirena(R) (Fertility Control)...............................      60            45
15.  Noctamid(R) (Therapeutics)..................................      39             7
                                                                   -------
Total ...........................................................   2,305
                                                                   -------
                                                                   -------

   Net Sales

   Net sales increased by 12% to E 3,674 million in 1999 compared to E 3,285 million in 1998.

   This increase was based primarily on higher sales volumes for our products (9%). The remainder was due in equal measure to pricing developments and exchange-rate effects. Net sales for products in our Therapeutics business area increased by 14% to E 1,128 million in 1999 compared to E 991 million in 1998, principally due to the 23% increase in sales of Betaferon(R), our product for the treatment of multiple sclerosis. In January 1999, Betaferon(R) was approved for the treatment of the secondary progressive form of multiple sclerosis in the European Union. Sales of Betaferon(R) increased to E 454 million in 1999 compared to E 368 million in 1998, with sales of Betaferon(R) in the Europe Region increasing by 23% and in the United States Region increasing by 21%. In the Fertility Control and Hormone Therapy business area, net sales increased by 6% to E 1,173 million in 1999 compared to E 1,109 million in 1998, largely due to sales growth of Mirena(R), an intra-uterine hormone delivery system for fertility control, and the low dosage oral contraceptive Meliane(R). Net sales in our Diagnostics business area increased by 18% to E 1,040 million in 1999 compared to E 882 million in 1998. Net sales of X-ray contrast media products increased 17% to E 646 million in 1999 from E 554 million in 1998, while net sales of MRI contrast media products increased 18% to E 234 million in 1999 compared to E 199 million in 1998. Net sales of our contrast medium application technologies increased 21% to E 152 million in 1999 from E 125 million in 1998. In our Dermatology business area, net sales increased 5% to E 199 million in 1999 compared to E 189 million in 1998, primarily due to increased sales of Advantan(R) and Nerisona(R), both preparations for the treatment of eczema, and Travocort(R), a product for the treatment of fungal infections.


   Gross Profit


   Gross profit increased 12% to E 2,772 million in 1999 compared to E 2,485 million in 1998. Gross profit increased at the same rate as net sales.


   Operating Profit
   Operating profit increased 31% to E 536 million in 1999 from E
410 million in 1998. Marketing and selling costs increased 11% to E 1,165 million in 1999 from E 1,053 million in 1998, but remained constant as a percentage of net sales at 32% in 1999. Engineering and administration costs slightly increased by E 2 million to E 367 million in 1999, but as a percentage of net sales decreased to 10% in 1999 from 11% in 1998. Research and development costs increased by 9% to E 684 million in 1999 from E 628 million in 1998. As a percentage of net sales, research and development costs remained constant at 19% in 1999. The increase in research and development costs was largely attributable to the costs of clinical studies of Betaferon(R) for the treatment of secondary progressive multiple sclerosis and the commencement of several cooperation projects. Other operating income increased to E 334 million in 1999 from E 262 million in 1998. Other operating expenses increased to E 354 million in 1999 from E 291 million in 1998. The increase of other operating income was largely attributable to higher income from the reduction of provisions for environmental matters, the removal from the accounts of warranties related to the divestment of the Groups Electroplating Division and, to a lesser extent, from changes in foreign exchange rates. The increase of other operating expenses was nearly all attributable to higher expenses from changes in foreign exchange rates.


   Financial Result

   Financial result decreased to a loss of E 77 million in 1999 from a gain of E 14 million in 1998. This decrease is primarily due to results from our investment in the AgrEvo joint venture. Our income from AgrEvo decreased from a profit of E 25 million in 1998 to a loss of E 60 million in 1999. Goodwill amortization of E 6 million relating our investment in AgrEvo has been recognized as well as our share of the amortization of goodwill, amounting to E 22 million, arising from AgrEvos purchase of a number of companies. Included in the loss for 1999 are restructuring costs of E 57 million. The decrease in financial result in 1999 is also attributable to the inclusion in financial result in 1998 of extraordinary income of E 28 million from the disposal of securities held for investment of a German insurance company.


   Taxes on Profit
   Taxes on profit increased E 6 million or 3% to E 181 million in 1999 from E 175 million in 1998. The effective tax rate decreased from 41.3% in 1998 to 39.4% in 1999. Profit (loss) contributions from AgrEvo are recorded net after tax. Adjusting for this effect would reduce the effective tax rate to 34.9%. The decrease of the (adjusted) tax rate is mainly attributable to the fact that (i) a larger portion of the profit was distributed as dividends (with a lower tax rate) and (ii) the corporate tax rate in Germany for retained earnings was reduced from 45% to 40% in 1999.


   Net Income
   As a result of the foregoing, net income for 1999 increased by E 27 million or 11% to E 272 million in 1999 compared to E 245 million in 1998.


Results of Operations by Segment

   Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 32 to our Consolidated Financial Statements and in accordance with IAS 14 (Revised).


Europe Region
   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 1999 and 1998:


                                                          Year ended December 31,
                                                      1999                      1998
                                                          Percentage               Percentage
                                                            of Net                  of Net
                                                  E         Sales           E        Sales
                                                     (in millions, except percentages)
Net Sales Europe Region by Business Area:
Fertility Control and Hormone Therapy..........   702         40            657         40
Therapeutics...................................   613         35            562         34
Diagnostics....................................   319         18            310         19
Dermatology....................................   122          7            120          7
Other Sources..................................    10         --             --         --
                                               -------      -----        -------      -----
Total ......................................... 1,766        100          1,649        100
                                               -------      -----        -------      -----
                                               -------      -----        -------      -----


   Net Sales
   Net sales increased by 7% to E 1,766 million in 1999 compared to E 1,649 million in 1998. Overall, increases in sales volume (6%) and prices (2%) offset minor negative exchange-rate effects (1%). Net sales continued to be affected by government imposed price cuts, fixed payments, positive and negative lists for the reimbursement of products as well as the increased use of generic substitute products.

   In Germany, net sales increased 2% to E 487 million in 1999 from E 476 million in 1998, despite price sensitivity in the market, especially in the contrast media field. The increase in net sales was mainly due to a 41% increase in net sales of Betaferon(R), our treatment for multiple sclerosis, from E 39 million in 1998 to E 55 million in 1999. Net sales of our oral contraceptive Valette(R) increased 7% to E 30 million in 1999 compared to E 28 million in 1998, enabling us to maintain our leading position in the German oral contraceptive market. Net sales of our non-ionic X-ray contrast medium Ultravist(R) decreased 14% to E 54 million in 1999 from E 62 million in 1998, but still made a substantial contribution to German sales.

   In France, net sales increased 7% to E 184 million in 1999 compared to E 172 million in 1998. The increase was mainly due to higher sales of the Mirena(R) intrauterine hormone delivery system for fertility control and the introduction of a new range of gestodene-based hormonal oral contraceptive products. Higher net sales of Climara(R), our hormonal patch for the treatment of climacteric disorders, and Betaferon(R) also contributed to the increase in France. In Italy, net sales increased 9% to E 201 million in 1999 from E 184 million in 1998, due to positive volume effects in net sales of the low-dosage oral contraceptive Meliane(R), the X-ray contrast medium Ultravist(R), and our therapeutic for the treatment of sleep disorders, Noctamid(R), and favorable price effects in net sales of our anti- acne product Diane(R)-35. Net sales in Spain increased 15% to E 134 million in 1999 from E 117 million in 1998. The increase in net sales was attributable to positive volume and price effects for the active ingredient of Ultravist(R) (which is manufactured in Spain for export) and increased sales volume of Betaferon(R). A decrease in sales volume of Diane(R)-35 was offset by favorable price effects. In Great Britain, net sales increased 11% to E 118 million in 1999 compared to E 106 million in 1998. Increased sales volumes of Mirena(R), Betaferon(R) and Diane(R)-35 drove the increase in net sales. Net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 11% to E 113 million in 1999 from E 127 million in 1998. The lower export sales volume of our transdermal hormonal contraceptive Norplant(R) was partly offset by the increased sales volume of our therapeutic Bonefos(R). In the markets of Central and Eastern Europe, net sales increased 12% in 1999 as compared to 1998.

   In the Fertility Control and Hormone Therapy business area, net sales increased by 7% to E 702 million in 1999 compared to E 657 million in 1998, due to increased prices and higher sales volume. The intrauterine hormone delivery system Mirena(R) and the low dosage oral contraceptive Meliane(R) both achieved significant sales volume growth during 1999. Net sales of Mirena(R) increased 45% to E 59 million in 1999 from E 41 million in 1998, with significant sales growth reported in France, Germany and the Netherlands. Net sales of Meliane(R) increased 68% from E 28 million in 1998 to E 48 million in 1999.

   Net sales in the Therapeutics business area increased by 9% to E
613 million in 1999 compared to E 562 million in 1998 principally due to increases in sales volume. Increased prices also contributed to the growth in net sales. The increase in net sales was driven by a significant growth in sales volume of Betaferon(R). Sales of Betaferon(R) increased 23% to E 227 million in 1999 compared to E 185 million in 1998. In January 1999, Betaferon(R) was approved for the treatment of the secondary progressive form of multiple sclerosis in the European Union. Betaferon(R) is the only product approved in Europe for the treatment of both the more advanced, secondary progressive form of multiple sclerosis as well as the relapsing-remitting form of the disease.

   Net sales in the Diagnostics business area increased by 3% to E 319 million in 1999 compared to E 310 million in 1998. A significant increase in sales volume was partly offset by a reduction in product prices.

   In the Dermatology business area, net sales increased by 2% to E
122 million in 1999 as compared to E 120 million in 1998. The increase was due to favorable volume and price effects, which offset a negative currency effect. The top selling dermatology products were Advantan(R), a preparation for the treatment of eczema, and Travocort(R), a product for the treatment of fungal infections, which mainly accounted for the volume effect.

   Segment Performance/Segment Result

   Segment performance increased by 12% to E 769 million in 1999 compared to E 687 million in 1998. The increase in net sales was partly offset by increased expenses and adverse exchange-rate effects, particularly with respect to Turkey and the Commonwealth of Independent States. Segment performance was particularly affected by increased marketing and selling costs during 1999, which resulted primarily from new product launches (including Betaferon(R) for the treatment of the secondary progressive form of multiple sclerosis, Meliane(R) in the Great Britain and Mirena(R) in several markets) and from the implementation of a new product distribution structure in Germany.

   After allocation of E 325 million of research and development costs and E 63 million of central production overhead/variances, the segment result in 1999 was E 381 million, representing an increase of 20% from E 317 million in 1998. Compared to 1998, costs of research and development increased by E 25 million mainly due to strategic projects and cooperations launched in 1999.


United States Region

   The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 1999 and 1998:


                                                         Year ended December 31,
                                                     1999                    1998
                                                       Percentage                 Percentage
                                               E      of Net Sales       E       of Net Sales
                                                   (in millions, except percentages)
Net Sales United States Region by Sub-Segment:
Berlex .....................................  626           81          554           82
Medrad .....................................  149           19          124           18
                                             -----        -----        -----        -----
Total ......................................  775          100          678          100
                                             -----        -----        -----        -----
                                             -----        -----        -----        -----


   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 1999 and 1998:


                                                         Year ended December 31,
                                                     1999                    1998
                                                       Percentage                 Percentage
                                               E      of Net Sales       E       of Net Sales
                                                   (in millions, except percentages)
Net Sales by Business Area:
Fertility Control and Hormone Therapy......   129           17         143           21
Therapeutics...............................   403           52         331           49
Diagnostics................................   243           31         204           30
                                             -----        -----        -----        -----
Total .....................................   775          100         678          100
                                             -----        -----        -----        -----
                                             -----        -----        -----        -----


   Net Sales
   Net sales increased by 14% to E 775 million in 1999 compared to E 678 million in 1998. The increase in net sales was driven by a significant increase in sales volume (12%) which was partly offset by decreased product prices (3%). The depreciation of the euro against the dollar during 1999 also accounted for a portion of the increase in net sales (5%).

Net sales of Berlex increased by 13% from E 554 million in 1998 to E 626 million in 1999, while net sales of Medrad increased by 20% from E 124 million in 1998 to E 149 million in 1999. Of Medrads sales,
70% or E 105 million were achieved in the United States Region during 1999 compared to 71% or E 88 million during 1998. Medrads net sales increase was attributable to increased sales volume of MRI injectors and syringes and the expansion of Medrads international business. Prices for Medrads products generally remained stable.

   Net sales in the Therapeutics business area increased by 22% to E 403 million in 1999 compared to E 331 million in 1998. Increased sales volume for Betaseron(R) (the trademark for Betaferon(R) in the United States) and increased sales volume and increased prices for Betapace(R), used for the treatment of severe cardiac rhythm disorders, were the main factors leading to the increase in net sales. Net sales of Betapace(R) increased 23% to E 157 million in 1999 from E 128 million in 1998. Net sales of Betaseron(R) increased 21% to E 189 million in 1999 compared to E 156 million in 1998, despite lower prices due to competitive pressure. Net sales of the leukemia therapy Fludara(R) and the radiopharmaceutical product Quadramet(R) also contributed to the increase in net sales.

   In the Diagnostics business area, net sales increased by 19% to E 243 million in 1999 from E 204 million in 1998. Excluding the contribution to sales growth by Medrads vascular injection systems, net sales increased by 17% to E 93 million in 1999 from E 80 million in 1998, due to increases of sales volume for Magnevist(R) and Ultravist(R), which volume increases were partly offset by a decline in pricing for the two products. Sales of Magnevist(R), our MRI contrast medium, increased 14% from E 69 million in 1998 to E 79 million in 1999, while sales of Ultravist(R), our X-ray contrast medium, increased 36% from E 10 million in 1998 to E 14 million in 1999.

   Net sales in the Fertility Control and HormoneTherapy business area decreased 10% from E 143 million in 1998 to E 129 million in 1999. Oral contraceptive sales decreased 22% from E 76 million in 1998 to E 59 million in 1999, primarily due to decreased sales of Levlen(R) (the trademark for Microgynon(R)30 in the United States) and Tri-Levlen(R) (the trademark for Triquilar(R) in the United States) as a result of competitive pressures and availability of generic substitutes. Decreased sales of these products were partly offset by increased sales of Levlite(R) (the trademark for Miranova(R) in the United States). Sales of Climara(R), a hormone patch for the treatment of climacteric disorders, increased slightly to E 70 million in 1999 compared to E 66 million in 1998. Climara(R) continues to have a strong leadership position within the transdermal estrogen-only product segment in the United States Region.

   Segment Performance/Segment Result
   Segment performance increased by 13% to E 277 million in 1999 compared to E 245 million in 1998. The increase in net sales was partly offset by increased marketing and selling costs and higher royalty payments due to higher volume of sales of Betaseron(R) and Betapace(R). The increase in marketing and selling costs is primarily attributable to increases in the sales force in the Fertility Control and Hormone Therapy and Therapeutics business areas in preparation for planned product launches in 2000.

   We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. As part of our global research and development activity, we are broadening our research and development activity in the United States Region. As a consequence, research and development expense was higher as a percentage of external net sales compared to the other segments and significantly reduced the United States Region segment result.

   After allocation of E 214 million of research and development costs and E 5 million of central production overhead/variances, segment result in 1999 was E 58 million, representing an increase of

26% from E 46 million in 1998. Compared to 1998, costs of research and development rose E 19 million. This increase was mainly attributable to strategic projects and cooperations launched in 1999.


Japan Region

   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 1999 and 1998:


                                                                  Year ended December 31,
                                                               1999                     1998
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Japan Region by Business Area:
Fertility Control and Hormone Therapy.............        16           3            9           3
Therapeutics......................................        25           6           24           7
Diagnostics.......................................       380          84          282          82
Dermatology.......................................        33           7           28           8
                                                        -----       -----        -----       -----
Total ............................................       454         100          343         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

   Net Sales
   Net sales increased by 32% to E 454 million in 1999 compared to E 343 million in 1998. The extraordinary increase in net sales is primarily attributable to highly favorable exchange-rate effects
(23%) and, to a lesser extent, volume increases (10%). Price reductions expected to be mandated by the Japanese Ministry of Health and Welfare did not occur in 1999, but did become effective in April 2000.

   In the Diagnostics Business area, which accounted for 84% of total net sales during 1999, net sales increased by 35% to E 380 million in 1999 compared to E 282 million in 1998. This increase was due to favorable exchange-rate effects and volume increases, which were partly offset by decreased prices. Increased net sales of the MRI contrast medium Magnevist(R) and the X-ray contrast medium Iopamiron(R) drove the growth in diagnostics. Increased net sales of pre-filled containers of Iopamiron(R) and Magnevist(R) were a key factor in this sales growth.

   Net sales of products from the Fertility Control and Hormone
Therapy business area, which represented 3% of net sales in the Japan region in 1999, increased 78% to E 16 million in 1999 compared to E 9 million in 1998 due to volume increases and favorable exchange-rate effects. We expect our net sales in the Fertility Control and Hormone Therapy business in 2000 to be strengthened from increased net sales of the oral contraceptive Triquilar(R), which was launched in September 1999. We also believe that net sales of therapeutics products will increase substantially in 2000 due to the acquisition of Mitsui Pharmaceuticals in March 2000.

   Segment Performance/Segment Result
   Segment performance increased by 40% to E 167 million in 1999 compared to E 119 in 1998. Increased net sales and lower cost of sales led to a higher gross contribution, which was partly offset by increased marketing and selling costs as well as by higher contractually-determined costs for iopamidol, the active ingredient of Iopamiron(R), our best-selling product in the Japan Region. The increase in marketing and selling costs resulted from adverse exchange-rate effects.

   After allocation of E 75 million of research and development costs and E 17 million of central production overhead/variances, segment result in 1999 was E 75 million, representing an increase of

83% from E 41 million in 1998. This increase was due to a favorable development of segment performance which was only partly offset by the allocated cost components.

Latin America/Canada Region
   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended
December 31, 1999 and 1998:


                                                                  Year ended December 31,
                                                               1999                     1998
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Latin America/Canada Region
by Business Area:
Fertility Control and Hormone Therapy.............       233          63          226          63
Therapeutics......................................        63          17           59          17
Diagnostics.......................................        42          11           40          11
Dermatology.......................................        25           7           26           7
Other Sources.....................................         9           2            8           2
                                                        -----       -----        -----       -----
Total ............................................       372         100          359         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

   Net Sales
   Net sales increased by 4% to E 372 million in 1999 compared to E 359 million in 1998, primarily as a result of volume increases (10%) and price increases (12%), partially offset by highly unfavorable exchange-rate effects (18%). The unfavorable exchange-rate effects were caused primarily by the depreciation of the Brazilian real, which lost 34% of its value against the euro during 1999.

   The increase in net sales was driven by increased net sales in Argentina, Canada and Mexico, which offset significantly decreased net sales in Brazil. In Argentina, net sales increased by 14% to E 64 million in 1999 compared to E 56 million in 1998, while net sales in Canada increased 25% from E 35 million in 1998 to E 44 million in 1999. Net sales in Mexico increased 32% to E 57 million in 1999 compared to E 43 million in 1998. The increase in net sales in Argentina and Mexico is attributable to higher volumes and prices, while the increase in Canada is mainly attributable to increased sales volume, particularly Betaseron(R) and our leukemia therapy Fludara(R). Net sales in Brazil decreased by 19% from E 139 million in 1998 to E 112 million in 1999, primarily due to the depreciation of the Brazilian real.

   Net sales in the Fertility Control and Hormone Therapy business area increased 3% to E 233 million in 1999 compared to E 226 million in 1998. The increase is attributable to the 60% increase in net sales of the low-dosage oral contraceptive Meliane(R), the 15% increase in net sales of the oral contraceptive Microgynon(R) and the 9% increase in net sales of Diane(R)-35. These increases were achieved due to increases in sales volume and price, which offset highly unfavorable exchange-rate effects, primarily in Brazil. The top-selling products in the Latin America/Canada region during 1999 were Microgynon(R) (net sales of E 39 million) and Femovan(R) (E 34 million).

   In the Therapeutics business area, net sales increased 7% to E 63 million in 1999 compared to E 59 million in 1998. This growth is primarily due to a 31% increase in net sales of Betaferon(R), primarily in Canada, despite strong competition, from E 24 million in 1998 to E
31 million in 1999. Net sales also increased for Fludara(R) from E 4 million in 1998 to E 6 million in 1999, mainly due to increased sales in Canada, Argentina and Brazil. Net sales of Androcur(R), an antiandrogen used for the treatment of prostate cancer, decreased to E 16 million in 1999 compared to E 22 million in 1999 due to competition from generic products.

   Net sales in the Diagnostics business area increased 5% to E 42 million in 1999 compared to E 40 million in 1998. The increase is mainly due to higher net sales of Iopamiron(R), which increased 11% to E 24 million in 1999 compared to E 22 million, particularly on account of increased institutional sales in Mexico.


   Net sales in the Dermatology business area remained at a nearly constant level of E 25 million in 1999 compared to E 26 million in 1998. This change is primarily due to decreases in net sales of Gyno-Travogen(R) and Travogen(R), which decreases were partly offset by net sales of the recently launched product Advantan(R).

   Segment Performance/Segment Result
   Segment performance increased by 14% to E 119 million in 1999 compared to E 104 million in 1998. The increase is due to the increase in net sales in 1999 and the improvement in costs (due to exchange-rate effects) compared to 1998. During 1998, we incurred significant one-time expenses in our Brazilian operations and to a lesser extent, our Chilean operations. See "-1998 Compared with 1997-Latin America/Canada Region-Segment Performance/Segment Result".

   After allocation of E 44 million of research and development costs and E 8 million of central production overhead/variances, segment result in 1999 was E 67 million, representing an increase of 24% from E 54 million in 1998.

Asia Region
   The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia Region for the years ended December 31, 1999 and 1998:


                                                                  Year ended December 31,
                                                               1999                     1998
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales Asia Region by Business Area:
Fertility Control and Hormone Therapy..............       63          38           52          41
Therapeutics.......................................       21          13           13          10
Diagnostics........................................       56          34           46          36
Dermatology........................................       16          10           13          10
Other Sources......................................        8           5            4           3
                                                        -----       -----        -----       -----
Total .............................................      164         100          128         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

   Net Sales
   Net sales increased by 28% to E 164 million in 1999 compared to E 128 million in 1998. This extraordinary increase is mainly attributable to the higher volume (28%) and favorable exchangerate effects (9%) due to the recovery of the markets in the Asia Region during 1999 as compared to 1998. In South Korea, net sales increased 36% to E 35 million from E 26 million in 1998, while in China (including Hong Kong), net sales increased 19% from E 14 million in 1998 to E 17 million in 1999. Net sales for Indonesia increased steeply from E 7 million in 1998 to E 14 million in 1999.

   Net sales in the Fertility Control and Hormone Therapy business area increased 21% to E 63 million in 1999 compared to E 52 million in 1998. Net sales of Diane(R)-35, which constituted 16% of net sales from this business area in 1999, increased 42% from E 7 million in 1998 to E 10 million in 1999. Higher net sales of the oral contraceptives Femovan(R), which increased from E 8 million in 1998 to E 9 million in 1999, and Microgynon(R)-30, which increased from E 7 million in 1998 to E 8 million in 1999, resulted from higher volumes.

   In the Therapeutics business area, net sales increased 62% to E
21 million in 1999 from E 13 million in 1998. The steep increase in net sales in the Therapeutics business area is primarily attributable to positive volume effects of our products Betaferon(R), Androcur(R) and Bonefos(R). Net sales of Betaferon(R) increased 82% from E 4 million in 1998 to E 7 million in 1999 (67% of Betaferon(R)s net sales in the Asia Region were made in Israel). Net sales of Androcur(R) increased
42% from E 3 million in 1998 to E 5 million in 1999, while net sales of Bonefos(R), a tumor therapy, doubled to E 4 million in 1999 from E 2 million in 1998.

   Net sales in the Diagnostics business area increased 22% to E 56 million in 1999 compared to E 46 million in 1998. The growth is primarily attributable to increased net sales of Ultravist(R) and Magnevist(R). Net sales of our top-selling X-ray contrast medium Ultravist(R), which constituted 65% of net sales of the diagnostics business area in 1999, increased 27% from E 28 million in 1998 to E 36 million in 1999. Net sales of the MRI contrast medium Magnevist(R) increased to E 10 million in 1999 as compared to E 8 million in 1998.

   Net sales in the Dermatology business area increased 23% to E 16 million in 1999 from E 13 million in 1998. The increase in net sales resulted from positive volume, price and exchange-rate effects over the product range.

   Segment Performance/Segment Result
   Segment performance increased by 38% from E 39 million in 1998 to E 54 million in 1999. The increase resulted from higher net sales offsetting higher, primarily currency induced, costs.

   After allocation of E 18 million of research and development costs and E 12 million of central production overhead/variances, segment result in 1999 was E 24 million, representing an increase of 118% from E 11 million in 1998. This increase was primarily driven by the significant growth in segment performance.

Other Activities
   The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other
Activities segment for the years ended December 31, 1999 and 1998:


                                                                  Year ended December 31,
                                                               1999                     1998
                                                                   Percentage               Percentage
                                                                   of Net                   of Net
                                                          E        Sales           E        Sales
                                                             (in millions, except percentages)
Net Sales:
Pharmaceutical Chemicals...........................       97          68           84          66
Other .............................................       46          32           44          34
                                                        -----       -----        -----       -----
Total .............................................      143         100          128         100
                                                        -----       -----        -----       -----
                                                        -----       -----        -----       -----

   Net Sales
   Net sales increased by 12% to E 143 million in 1999 compared to E 128 million in 1998.

   Net sales for the Pharmaceutical Chemicals sub-segment increased 16% to E 97 million in 1999 compared to E 84 million in 1998, primarily due to increased volumes of various intermediates and active ingredients and new projects involving tailor-made chemistry.

   Segment Performance/Segment Result
   Segment performance increased by 36% to E 75 million in 1999 from E 55 million in 1998. This increase is primarily attributable to increased sales volume of pharmaceutical chemicals.

   After allocation of E 8 million of research and development costs and E 26 million of central production overhead/variances, segment result in 1999 was E 41 million, representing an increase of 105% from E 20 million in 1998. This increase was primarily driven by the significant growth in segment performance.

LIQUIDITY AND CAPITAL RESOURCES

Overview
   The Groups cash and cash equivalents as of December 31, 2000, 1999, 1998 were E 274, E 102 and E 367 million respectively. As of December 31, 2000 the Group had a positive net cash position (which it defines as cash, cash equivalents and marketable securities less liabilities to banks) of E 418 million, compared with E 397 million at December 31, 1999, and approximately E 821 million at December 31, 1998. The positive net cash position is primarily due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 2000, 1999, 1998 amounted to E 1,153, E 1,101 and E 1,049 million, respectively. As the pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. We believe that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2001, including capital expenditures, research cooperation projects, debt service and dividends.

Operations
   Cash flows from operating activities were E 465 million in 2000, E 275 million in 1999 and E 382 million in 1998. The cash flow before working capital changes for 2000 of E 645 million was only slightly higher compared to E 631 million in 1999 due to profits of E 31 million (after taxes) from the disposal of financial investments that are shown within the cash flow from investing activities.

Investing
   Cash flows used in investing activities were E 119 million in 2000, E 261 million in 1999 and E 561 million in 1998. The decrease in 2000 as compared to 1999 is mainly due to the capital contribution of E 159 million to AgrEvo in 1999. The main acquisition projects in 2000 were Mitsui Pharmaceuticals and 60% of the CIS group which together accounted for approximately E 99 million. In 1999 the acquisition of Diatide for E 126 million was the main item. Proceeds of E 190 million (1999: E 132 million) resulted from the change in securities.

Financing
   Cash flows used in financing activities were E 172 million in 2000, E 283 million in 1999 and E 193 million in 1998. This cash flow resulted mainly from dividend payments of E 165 million. In 1999 in addition to dividend payments of E 91 million our share repurchase program had an impact of E 183 million.

Borrowings
   Borrowings are reflected in our Consolidated Financial Statements as "liabilities to banks". Our liabilities to banks are generally of a short term nature (maturity of less than one year). Liabilities to banks at December 31, 2000 were E 234 million, compared to E 186 million at December 31, 1999 and E 177 million at December 31, 1998.

Share Repurchase Program
   Our share repurchase program, started in 1998, was not continued during 2000. Instead we paid a bonus dividend from existing, fully-taxed equity to enable our German resident shareholders to benefit from certain tax advantages in Germany prior to the introduction of a tax law change.

   During 1998 and 1999, Schering AG acquired approximately 7 million shares (representing approximately 3.4% of its share capital at the beginning of the share repurchase program) at an aggregate purchase price of E 253 million.

   In December 2000, 170,000 shares were acquired to be used for the share bonus program for employees.

Recent Acquisitions
   We make small-sized to mid-sized acquisitions from time to time in order to

  .  expand our product portfolio,

  .  acquire promising technological developments,

  .  increase our presence in important geographic markets.

   During November 1999, we acquired Diatide Inc., a pharmaceutical firm that specializes in research and development of radiopharmaceuticals for diagnostic imaging and cancer therapy.


   During March 2000, we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals.

   Since April 2000 we hold a 60% interest in the French radiopharmaceutical company CIS bio international S.A.

   We presently intend to acquire the 25.1% of Jenapharm that we do not own in 2001 for E 150 million through the exercise of a call option granted in connection with our initial acquisition of Jenapharm in 1996.

Capital Expenditures

   We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, liquid funds, including cash, cash equivalents and marketable securities. Capital expenditures for property, plant and equipment amounted to E 184 million in 2000 as compared to E 163 million in 1999 and E 180 million in 1998.

   45% of the expenditure in 2000 related to Germany, 16% to other countries of the European Union, 18% to the United States and 9% to Japan. 16% of our capital outlay was spent on research and development. 50% was spent in the production area and on safety and environmental protection. Improving infrastructure and miscellaneous functions accounted for 34% of overall investment. To cater to our expanding marketing and sales activities in the United States, we completed the expansion of our site in Montville, New Jersey.

   Capital expenditures during 2001 will increase considerably and are expected to total E 229 million. We have begun to concentrate formulation and packaging of liquid and solid dosage forms, which are currently divided over two sites, at one site in Berlin. At our Bergkamen production site, we plan to expand the microbiological production capacity. In addition, we plan to expand our biotechnological development plant in Richmond, California.

   Capital expenditures are expected to be at the same level as in 2001 over the next years in order to maintain existing facilities, meet changing regulatory, health, safety and environmental law requirements, achieve process improvement and to promote the launch and manufacture of new products.

Dividends
   Schering AG paid cash dividends of E 165 million (E 0.50 per share plus a bonus dividend of E 0.33 per share) in 2000, E 91 million (E 0.46 per share) in 1999, and E 87 million (E 0.43 per share) in 1998. The Executive Board will propose to the Annual General Meeting that the dividend for fiscal 2000 be increased to E 0.67 per share with an additional bonus dividend of E 0.33 per share
(E 198 million or E 1.00 per share in total). The primary purpose of additional bonus dividends paid in 2000 and proposed to be paid in 2001 is to enable German resident shareholders to benefit from certain tax credits available in Germany prior to the introduction of a tax law amendent.

United States GAAP Reconciliation
   As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IAS. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. A comparison of net income, net income per share (basic) and shareholders equity at, or for the year ended, December 31, 1998, 1999 and 2000 determined under IAS and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IAS is shown below.


                                                                       December 31,
                                                                2000         1999     1998
                                                             $        E        E        E
                                                          (in millions, except per share data)
Net income:
IAS..................................................       315      336      272      245
United States GAAP...................................       287      306      248      254
Net income per share (basic):
IAS..................................................      1.59     1.70     1.35     1.19
United States GAAP...................................      1.46     1.55     1.23     1.24
Shareholders equity:
IAS..................................................     2,156    2,297    2,098    2,010
United States GAAP...................................     2,163    2,304    2,061    1,979

   As more fully described and quantified in note 36 to our Consolidated Financial Statements, the major differences between IAS and United States Generally Accepted Accounting Principles relate to accounting for business combinations (research-in-process charges), compensation costs for early retirement programs and stock option plans, environmental costs, valuation of securities, capitalization of interest costs and cash flow hedges.

   Net income under US GAAP is lower by 9% in 2000 and 1999, respectively, as compared to net income under IAS for the same periods. In 2000, net income under US GAAP was primarily affected by higher compensation costs for our early retirement programs (the costs are recognized up front under IAS but recognized over the remaining service period of the employees under US GAAP) and higher costs for our stock option plans. In 1999, the primary reasons for lower net income under US GAAP are the reversal of environmental provisions not included in net income under US GAAP, our policy for deferring profits and losses on hedging instruments under IAS which does not qualify for hedge accounting under US GAAP, and expenses for acquired research-in-process which are capitalized as part of goodwill under IAS.

   While our Consolidated Financial Statements for 1999 show an increase in net income of 11% under IAS as compared to 1998, net income decreased slightly by 2% under US GAAP for the same period. The primary reasons for this change in trend are the items with an adverse effect on net income under US GAAP in 1999 which are discussed above.

   A classification difference also arises in presenting interest relating to unfunded pension obligations. Under IAS, interest relating to the unfunded pension obligation is classified in financial result. See note 10 to our Consolidated Financial Statements. Under US GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under US GAAP would be lower and financial result higher by E 73 million in 2000, E 69 million in 1999, and E 71 million in 1998.

Restructuring Program

   We have engaged in two major restructuring programs involving our European production facilities in recent years.

   As part of the implementation of the European Production Initiative, we have reduced the number of production facilities in Europe. Each of our remaining facilities now generally specializes in one dosage form. Between 1996 and 1999, non-capitalized implementation costs for this program totaled E 24 million and capital investment for infrastructure upgrades was E 50 million. The program implementation is completed and final optimization efforts were completed in 2000.

   A second restructuring plan involving the consolidation of the packaging operations for liquid and solid dosage forms in Berlin was approved in 1998, implementation started in 1999, and it is scheduled to be completed during 2003. These operations, which currently are spread over two sites in Berlin, will be conducted only at the Berlin Wedding facility in order to optimize the utilization of facilities, permitting a sustained reduction in inventory and allowing for enhanced flexibility in reacting to market demands. The total costs of the program are expected to be E 75 million, of which E 35 million are non-capitalized implementation costs expensed as occurred and E 40 million are capital expenditures. As a consequence, approximately 270 jobs will become redundant in the subsequent years. As a result of the restructuring plan in 1998, we recognized a provision of E 18 million for employee termination benefits.

Aventis CropScience
   Formation of Aventis CropScience
   AgrEvo was formed in 1994 as a joint venture between Hoechst Aktiengesellschaft, Roussel Uclaf and Schering AG. The Group contributed its agrochemical assets (which accounted for approximately 22% of Group net sales in 1992) to the joint venture and obtained a 40% interest in AgrEvo. As a result of the acquisition by Hoechst AG of all of the shares of Roussel Uclaf in 1997, Hoechst increased its ownership interest in AgrEvo to 60%.

   During December 1999, Rhone-Poulenc S.A. acquired Hoechst. Rhone-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, we entered into a Partners Agreement with Aventis and Hoechst on December 29, 1999. Under this agreement, Aventis contributed all of its shares in its crop protection and crop science business, Rhone-Poulenc Agro S.A., and we and Hoechst each contributed all of our interests in AgrEvo GmbH to form a new company, Aventis CropScience S.A. Following the completion of these transactions, this combined company, Aventis CropScience, became a 76%-owned consolidated subsidiary of Aventis and the Schering AG Group holds the remaining 24% ownership interest in Aventis CropScience. Under the Partners Agreement, we were legally obligated to the exchange of our interests in AgrEvo for interests in Aventis Crop Science on December 29, 1999. The transaction was consummated on January 1, 2000. For a description of the Partners Agreement, see "Item 4- Information on the Company-Aventis CropScience-Description of Aventis CropScience Partners Arrangements".

   Since the formation of AgrEvo through December 31, 2000, we have contributed an aggregate of approximately E 500 million to the AgrEvo/Aventis CropScience joint venture. Of this aggregate amount, approximately E 210 million or 42% (primarily our agrochemical assets and liabilities) was contributed in connection with the formation of the joint venture in 1994 and approximately E 290 million or 58% was contributed in cash during the years 1997 to 1999 in connection with proposed acquisitions.

   We presently hold a 24% ownership interest in Aventis CropScience for investment purposes. As is described under "Item 4-Information on the Company-Aventis CropScience-Description of Aventis CropScience Partners Arrangements", under the terms of the Partners Agreement with Aventis S.A., we generally do not participate in the management of Aventis CropScience. The Partners Agreement also restricts our ability to transfer our shares in Aventis CropScience to a third party or pledge such shares until after December 31, 2003. Under the agreement, we will have the right to sell our shares of Aventis CropScience in a public offering after December 31, 2003 (subject to the rights of Aventis S.A. to purchase all of our shares at fair market value if we exercise this right). After January 1, 2007, we may exercise an option entitling us to put all of our shares in Aventis CropScience to Aventis S.A. at fair market value, and Aventis may exercise an option entitling it to call all of our shares in Aventis CropScience at fair market value.

   As the restructuring of Aventis CropScience continues, we may be requested by Aventis S.A. to make additional capital contributions to Aventis CropScience. If we do not make such contributions, our ownership interest in Aventis CropScience would probably be reduced. In addition, further significant restructuring charges by Aventis CropScience could also adversely affect our results of operations.

   Aventis has publicly stated that it is considering selling part or all of its shares in Aventis CropScience by way of an initial public offering or otherwise. In connection with this, we are presently discussing with Aventis certain possible amendments to the Partners Agreement.


   Aventis CropScience Results of Operations
   2000 Compared to 1999

   2000 was the first full year of operations for Aventis CropScience, in which we have a 24% stake. Aventis CropScience reported net sales of E 4,034 million in 2000, which was slightly down on pro forma sales of E 4,060 million in 1999 (all the figures for 1999 are on a pro forma basis). Favorable exchange-rate effects almost offset the effects of lower sales volumes and prices.

   In June 2000, Aventis CropScience reorganized its global commercial operations structure to focus on seven lead countries (Brazil, China, France, Germany, Japan, Great Britain and the United States). The organizations in these lead countries have also taken responsibility for marketing and distribution in certain neighboring countries. For this reason, comparisons with last year have been made on this basis.

   The global crop protection market grew at a nominal rate of 1-2% in 2000. Among other things, this growth was based on stronger demand for soya herbicides and cereal fungicides, two areas in which Aventis CropScience is not very active. In cereal herbicides by contrast, one of Aventis CropSciences core businesses, the market came under pressure from poor weather conditions, intense competition and falling world market prices for cereals.

   In the United States, where Aventis CropScience made 19% of total sales in 2000, net sales increased 18% to E 764 million in 2000 compared to E 650 million in 1999. Lower sales of the corn herbicide Balance(R), were more than offset by excellent results elsewhere, including the insecticide Temik(R) and the herbicides Puma(R) and Liberty(R). In Brazil, the source of 10% of Aventis CropSciences total sales in 2000, net sales rose 44% to E 409 million in 2000, compared to net sales of E 284 million in 1999. Most of this increase came from the sale of products containing the active substance Fipronil for crops such as sugar-cane, soya and rice, as well as from higher net sales in corn.

   Net sales in France, which accounted for 12% of total sales in 2000, decreased 14% to E 491 million in 2000 compared to net sales of E 572 million in 1999. This was due to a decline in the market for cereals and the imposition of an eco-tax in December 1999. In Germany, which accounted for 6% of total sales in 2000, net sales fell 14% to E 243 million compared to net sales of E 281 million in 1999. Net sales in the UK, which accounted for 2% of total sales in 2000, were down 31% at E 88 million in 2000, compared to E 127 million in 1999. The main cause of this was extremely difficult agronomic weather conditions, which prevented any appreciable sowing in December.

   Net sales in Japan, which accounted for 4% of total sales in 2000, increased 18% to E 181 million in 2000 compared to E 153 million in 1999. This was partly due to the reorganization of the business structure in Japan. In China, the source of less than 1% of total sales in 2000, net sales rose 8% from E 36 million in 1999 to E 39 million in 2000.

Net sales in other countries, which together accounted for 45% of total sales in 2000, fell 7% to E 1,819 million in 2000, compared to E 1,957 million in 1999. Net sales in Canada decreased 23% to E 152 million in 2000 compared to E 198 million in 1999. This was caused by the decision to streamline the product range and reduce the acreage for Liberty(R)Link seeds. The decline in net sales thus caused was partly offset by increases in sales volume of Puma(R) thanks to an increase in the acreage devoted to cereals. Net sales in Colombia increased 16% to E 68 million in 2000, compared to E 59 million in 1999, despite reduced acreages and lower pest pressures. In Argentina net sales fell 37% to E 45 million in 2000, compared to E 71 million in 1999 due to changes in the product portfolio in that country and the economic situation of customers, which led to a high level of credit notes and bad debt issues with distributors. Net sales in Mexico also fell 29% to E 41 million in 2000 compared to E 58 million in 1999 due to a significant level of returned products as distributor stocks were reduced. In Spain, Italy and the Benelux countries net sales were 5% down at E 364 million, compared to E 384 million in 1999. Net sales in Australia were also 16% lower in 2000 at E 132 million, compared to E 157 million in 1999, due to a poor cotton market. Net sales in India increased 29% to E 112 million in 2000, compared to E 87 million in 1999 despite a very competitive environment.

   The EBITA (earnings before interest, taxes and amortization) amounted to E 529 million in 2000, excluding one-time effects. This was 12% up on the result of E 474 million in 1999, and was essentially caused by an increase in gross profit from 47% to 50%. The improved gross margin reflects the focus on key products and countries. We expect that the product-range streamlining program, which aims at concentrating on products with higher gross margins and has involved the sale of seven active substances, will lead to a further improvement in the business result in 2001.

   Scherings share of losses totaled E 59 million after deduction of goodwill write-offs, expenditure on restructuring measures, taxes on profit, and additional one-off effects such as expenditures for a call back program connected with the StarLink(R) seeds technology.


   1999 Compared to 1998
   Net sales for AgrEvo decreased 1% to E 2,158 million in 1999 compared to E 2,169 million in 1998. Favorable exchange-rate effects and the first-time consolidation of results of acquired companies almost completely offset reduced sales volumes and price decreases.

   Net sales in Europe, AgrEvos largest market (36% of net sales in 1999), decreased 3% to E 772 million in 1999 from E 800 million in 1998, principally due to lower sales in the Netherlands, the Great Britain and Poland. The cereal herbicide market in Europe, particularly in the Great Britain, came under heavy pressure due to increased competition and lower demand.

   In North America, which represented 19% of AgrEvos net sales in 1999, net sales increased 2% to E 416 million in 1999 compared to E 407 million in 1998, due mainly to positive exchange-rate effects. This increase is against the background of an overall market decrease of approximately 5% in North America due to extreme weather conditions and lower commodity prices to farmers, which has resulted in lower use of crop protection products.

   Net sales in the Asia/Pacific region, accounting for 19% of AgrEvos net sales in 1999, increased 9% to E 419 million in 1999 from E 383 million in 1998, primarily due to positive currency movements and a general recovery from the regions economic difficulties. Net sales were particularly strong in South Korea (38% increase) due to price and exchange-rate effects, in Japan (20% increase) due to exchange-rate effects and Australia (12% increase) due to favorable weather conditions. The increases in net sales were partially offset by decreases in net sales in Pakistan (21%) and Hong Kong/ China (17%).

Latin American sales, representing 12% of AgrEvos net sales in 1999, decreased 15% from E 313 million in 1998 to E 266 million in 1999. Particularly hard hit were Argentina (28% decrease) due to poor weather and general economic difficulties in the agricultural sector, Colombia (25% decrease), where the generally difficult economic situation reduced sales, and Brazil, which sustained a 10% reduction in net sales in 1999 compared to 1998 primarily due to the currency devaluation having a negative effect on business.

   Operating profit for AgrEvo decreased 86% from E 180 million in 1998 to E 26 million in 1999. Operating profit for 1999 includes non-recurring costs mostly related to the formation of Aventis CropScience. Excluding the effects of these costs, operating profit would have decreased by 24% due mainly to the reduction in business, particularly in Latin America, and an increase in idle capacity. Additionally, costs for research and development increased to E 276 million (13% of net sales in 1999) compared to E 253 million (12% of net sales in 1998), reflecting an increase in resources allocated to functional genomics research.

   AgrEvo had a loss after tax of E 8 million (excluding extraordinary costs for the integration and restructuring of Aventis CropScience) compared to a profit after tax of E 55 million in 1998.

   After deducting an additional E 6 million for amortization of goodwill, after conforming to Schering AGs accounting policies (E 6 million) and including E 57 million for non-recurring charges, the Groups share of the loss for 1999 was E 60 million. These charges included E 15 million of integration costs incurred in 1999, and E 42 million relating to restructuring measures to be completed in 2000.

   See note 37 to our Consolidated Financial Statements under the caption "Summarized financial information for significant associated companies" for financial information of Aventis CropScience.

Inflation
   During the past three years, the effects of inflation on our operations have not been material.


Foreign Currency
   Prior to January 1, 1999, our reporting currency was the Deutsche Mark. Effective as of January 1, 1999, we adopted the euro as our reporting currency.

   Sales made, and expenses incurred, by our subsidiaries located outside of Germany (and the ten other member countries of the European Union that have adopted the euro as their common currency) are generally denominated in local currency. As a consequence, a significant amount of our sales have been generated, and our costs have been incurred, in currencies other than the euro.

We made sales in a range of currencies during 1998, 1999 and 2000 as follows:


                                                                      Year Ended December 31,
                                                                       2000     1999     1998
                                                                     (percentage of net sales)
Euro{(1)}.......................................................       39       43       --
Deutsche mark.....................................................      --       --       23
US dollar.........................................................      23       22       21
UK pound sterling.................................................       3        3        3
Italian lira......................................................      --       --        6
French franc......................................................      --       --        5
Japanese yen......................................................      15       12       10
Brazilian real....................................................       3        3        4
Other .............................................................     17       17       28
                                                                      -----    -----    -----
                                                                       100      100      100
                                                                      -----    -----    -----
                                                                      -----    -----    -----

-----
(1) Germany and ten other member states of the European Union adopted the euro as their common currency effective as of January 1, 1999.


   We translate the balance sheets of our subsidiaries that do not use the euro as their functional currency into euro at the mid-market rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the period. Comparability of our performance between financial periods can be significantly affected by fluctuations in the value of the euro against other currencies. Moreover, our financial condition and results of operations may be materially affected by movements in the exchange rate between foreign currencies to which the Group is exposed and the euro. In general, due to translation effects, appreciation of the euro relative to a foreign currency has a negative effect on our reported consolidated net sales, operating profit and net income. The depreciation of the euro relative to a foreign currency generally has a positive effect on our reported consolidated net sales, operating profit and net income. The U.S. dollar, Japanese yen, British pound sterling and Brazilian real are the most significant sources of this currency translation risk. See note 5 to our Consolidated Financial Statements.

   Net sales in 2000 increased 15% in local currency terms and 22% in euro terms as compared to 1999. The positive translation effect was due to the depreciation of the euro relative to foreign currencies like the U.S. dollar and the Japanese yen.

   Net sales in 1999 increased 11% in local currency terms and 12% in euro terms as compared to 1998. The 34% depreciation of the Brazilian real against the euro was more than offset by the strengthening of the U.S. dollar and British pound sterling relative to the euro and the recovery of the Japanese yen and other Asian currencies during 1999.

   For a discussion of the significant effects of foreign currency on our results of operations, see "-Results of Operations-2000 Compared with 1999-Results of Operations by Segment-United States Region", "-Japan Region" and "-Asia Region","-Results of Operations-1999 Compared with 1998- Results of Operations by Segment-Latin America/Canada Region", "-Japan Region" and "-Asia Region".


Environmental Matters

   Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 1999 and 2000, we incurred capital expenditures of approximately E 4 million in each year respectively for environmental protection. Capital expenditures for environmental protection are forecasted to be approximately E 5 million for each of the years 2001 through 2005. In addition, our operating and maintenance expenditures for environmental matters were E 59 million in 1999 and E 62 million in 2000. Operating and maintenance expenditures for this purpose for each of the years 2001 through 2005 are forecasted to be E 61 million.

   We believe that the expenditures required to comply with applicable laws and regulations concerning environmental protection, including ongoing clean-up matters, will not have a material adverse effect on the Groups financial condition, cash flows or results of operations.


Changes in Accounting Policies

   IAS
   We have applied IAS since 1994. The IASC has issued a number of new standards as part of its project to develop a core set of International Accounting Standards. Accordingly, we have adopted or will adopt a number of new or revised International Accounting Standards as described below. Our policy is to adopt all new standards at the required adoption date.

   As of January 1, 1999, we adopted IAS 19 "Employee Benefits" (revised 1998). Under the new standard, actuarial assumptions for our defined benefit pension plans reflect market expectations at the balance-sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

   During 1998, we changed our accounting policy to adopt revised
International Accounting Standard IAS 12 "Income Taxes" (revised
1996). IAS 12 (revised) requires the use of the balance-sheet liability method for the calculation of deferred taxes. The change in accounting policy did not materially affect net income.

   In 1999, we adopted International Accounting Standard IAS 14 "Segment Reporting" (revised 1997). IAS 14 (revised) requires disclosure of more items of information for the identified segments, provides more detailed guidance for the identification of segments and for the allocation of revenues and expenses to the identified segments, and introduces the concept of a primary basis and secondary basis of segment reporting. Our Consolidated Financial Statements for 1998 have been adjusted to ensure comparability with our Consolidated Financial Statements for 1999.

   As of January 1, 2000, we adopted IAS 36 "Impairment of Assets". The new standard established procedures to ensure that an enterprises assets are not overstated in the financial statements. It also stipulates the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss. The effect of adoption of this standard was not material.

   As of January 1, 2000, we adopted IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". This standard established for the first time the conditions that must be fulfilled for a provision to be recognized. Under IAS 37, a provision may be recognized when:

  . an enterprise has a present obligation as a result of a past event,

  . it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and

  .  a reliable estimate can be made of the amount of the obligation.

   IAS 37 requires that provisions for restructuring obligations must also meet the following additional criteria:

  .  a detailed formal plan identifying certain specifics, and

  . announcement of its main features to those affected by the plan.

   The effect of adoption of this standard was not material.

   As of January 1, 2000, we adopted IAS 38 "Intangible Assets".
This standard provides that intangible assets should only be recognized when it is probable that future economic benefits attributable to the asset will flow to the enterprise and that the cost of the asset can be reliably measured. The adoption of this standard resulted in the capitalization of expenses for internally generated software amounting to E 13 million.

   As required by SIC-12 "Consolidation-Special Purpose Entities" we have consolidated two special funds for the first time in 2000. Results relating to prior periods of E 16 million have been included in net income of 2000. If the special funds had always been consolidated, net income in 1999 would have been lower by E 2 million, net income in 1998 would have been higher by
E 8 million and the aggregated net income of periods before 1998 would have been higher by
E 10 million.


   US GAAP
   As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. In the years ending on or prior to December 31, 1998, these costs were expensed as incurred.


New Accounting Standards
   IAS

   In 1998, the International Accounting Standards Committee issued International Accounting Standard IAS 39 "Financial Instruments:
Recognition and Measurement". This standard, effective for financial statements for periods beginning after December 31, 2000, significantly increases the use of fair values in accounting for financial instruments, particularly with respect to assets reported in the balance sheet. Securities included in current assets will be classified as available-for-sale financial assets and measured at their fair values. A gain or loss arising from a change in the fair value of such available-for-sale financial assets will be recognized directly in equity, through the statement of changes in equity, until the securities are sold, collected, or otherwise disposed of, or until the financial assets are determined to be impaired, at which time the cumulative gain or loss previously recognized in equity should be included in net profit or loss for the period. The Group adopted the standard as of January 1, 2001.

   In 2000, the International Accounting Standards Committee issued International Accounting Standard IAS 40 "Investment Property". This standard, effective for financial statements for periods beginning after December 31, 2000, introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. A gain or loss arising from a change in the fair value of such non-financial assets will be recognized in net income for the period in which it arises. IAS 40 alternatively allows a measurement of investment property using the benchmark treatment in IAS 16 "Property, Plant and Equipment" (cost model). The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies as we opted for the cost model and continue to measure investment property in accordance with IAS 16, "Property, Plant and Equipment".

   US GAAP
   SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As we will conform our hedging strategies for future cash flows to the provisions of the standard, we will be able to defer profits and losses on these hedging instruments under US GAAP. In the future, there will not be a reconciliation item for this issue [see note (36) for the difference in accounting under IAS and US GAAP at December 31, 2000]. We do not expect any other impact upon the adoption of this standard.


Risk Management

   The information provided in this section contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of our exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

   Market risk represents the risk of an adverse price change of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and equity prices. We have policies for managing potential exposures related to these risks. See note 30 to our Consolidated Financial Statements.

   We use exchange-traded and over the counter (OTC) derivative financial instruments to manage currency and interest rate risks resulting from business transactions and from existing assets as well as to control the impact of interest rate and price changes on our portfolio. Transactions in derivative instruments are concluded with high-rated banks within fixed risk limits. Taking into account the hedged positions, we do not anticipate any material adverse effect on the Groups financial position, results of operations, liquidity or cash flows resulting from our use of derivative financial instruments.


   Foreign Exchange Risk Management

   Prior to the adoption of the euro by Germany and 10 other member countries of the European Union as their common currency, our functional currency was the Deutsche Mark. The euro is now our functional currency. We have receivables and payables denominated in currencies other than the euro and the functional currencies of our foreign subsidiaries, which creates foreign exchange risk. Since the introduction of the euro on January 1, 1999, our exposure to exchange rate fluctuations is eliminated in relation to all the countries that have adopted the euro. Our most significant sources of currency risk are presently the U.S. dollar, Japanese yen, British pound sterling and Brazilian real. We enter into foreign currency forwards and options to reduce our exposure to foreign currency fluctuations. Our currency risk includes balance-sheet assets denominated in foreign currencies and expected future net cash flows in foreign currencies for 12 months on a rolling basis.


   Asset/Liability Risk Management

   We are primarily exposed to changes in market prices of assets in our net liquid funds, primarily denominated in euro. The investments we undertake are allocated into several asset categories in order to generate a diversified portfolio and an attractive risk/return ratio.

   See "Item 11-Quantitative and Qualitative Disclosure about Market
Risk".

Euro Conversion

   On December 31, 1998, Germany and ten other member countries (participating countries) of the fifteen members of the European Union established fixed conversion rates between their existing sovereign currencies and the euro and adopted the euro as their common legal currency.

   39% of the Groups net sales in 2000 were denominated in euro. In addition, a significant portion of our production capacity and research and development activities are located in the participating countries.

   The Group commenced planning for the euro conversion in 1996. The implementation phase of the euro conversion project for the Groups European businesses started at the beginning of 1998. The euro conversion project at Schering AG has been completed, and all of the Groups subsidiaries in participating countries have likewise completed their euro conversion projects. Due to uncertainties relating to the German tax and social insurance systems, the euro conversion changeover for the human resources operations will occur at a later date (but in any event no later than January 1, 2002).

   Beginning on January 1, 1999, Schering AG adopted the euro as its reporting currency.

   We do not expect that the euro conversion will lead to changes in the short-term in business-specific cost structures or market positions. The euro conversion may contribute to the convergence of product prices in Europe over the longer term. However, since most European countries closely regulate the pricing of pharmaceutical products, pricing convergence may be achieved only in the long term.

   The Group does not have any derivatives or other financial instruments that have been materially affected by the euro conversion.

   We anticipate that transaction costs related to foreign exchange conversions and hedging costs in Europe will be significantly reduced as a result of the euro conversion.

   We do not anticipate that the euro conversion will have any impact on the taxation status of our European operations.


Year 2000

   We recognized the potential risk to our global business posed by the millennium computer date ("Year 2000") issues and initiated a comprehensive Year 2000 program in order to mitigate this risk. Through the end of 2000, we had experienced no significant interruptions to our business operations arising from the Year 2000 problem.


Legal Matters

   The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Groups consolidated results of operations, financial condition and cash flows. For a discussion of certain legal proceedings in which we are involved, see "Item 8-Financial Information-Legal Proceedings."

Item 6.  Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT


General

   As required by the German Stock Corporation Act (Aktiengesetz), Schering AG has a two-tier board system consisting of a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand).

   The Executive Board is responsible for managing the business of Schering AG in accordance with the German Stock Corporation Act and the Articles of Association (Satzung) of Schering AG. The Executive Board is authorized to represent Schering AG and to enter into binding agreements with third parties on behalf of Schering AG.

   The principal function of the Supervisory Board is to supervise the Executive Board. The Supervisory Board is also responsible for appointing and removing the members of the Executive Board. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent.

   In carrying out their duties, the members of the Supervisory
Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members must take into account a broad range of considerations, including the interests of Schering AG and our shareholders, employees and creditors. The members of the Supervisory Board and the Executive Board may be personally liable for violation of their duties.


Supervisory Board
   Our present Supervisory Board consists of 16 members,8 of whom are elected by our shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the German Stock Corporation Act, and 8 of whom are elected by our employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

   A member of our Supervisory Board elected by our shareholders may be removed by our shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory
Board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees. The
Supervisory Board appoints a Chairman and a Deputy Chairman from among its members. At least half the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum.
Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a tie, another vote is held and, in the case of a second tie, the Chairman (who is, in practice, a representative of the shareholders because the representatives of the shareholders have the right to elect the Chairman if two-thirds of the total required number of members of the Supervisory Board fail to agree on a candidate) then has a casting vote.

   The members of our Supervisory Board are each elected for the same fixed term of approximately five years. The term expires at the end of the annual general shareholders meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Re- election is possible. The remuneration of the members of the Supervisory Board is determined by our Articles of Association.

   Because all members of our Supervisory Board are elected at the same time, their terms expire simultaneously. The current members of our Supervisory Board, their respective ages as of March 16, 2001, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:



                                                                                              Year First Elected
                                                                                                     by
Name                                              Age   Principal Occupation                   shareholders (S)/
                                                                                                 employees (E)
Klaus Subjetzki.................................  70                                               1978 (S)
   Chairman of the Supervisory Board
   since 1984

Jurgen Wingefeld................................  57    Director for General Personnel and         1979 (E)
Vice Chairman of the Supervisory Board                     Social Services of Lausitzer und
   until September 30, 2000                                Mitteldeutsche Bergbauverwaltungs-
                                                           gesellschaft mbH

Norbert Deutschmann.............................  49    Chairman of the Wedding Works              1999 (E)
   Vice Chairman of the Supervisory Board                  Council, Schering AG
   since October 1, 2000

Dr rer. oec. Karl-Hermann Baumann...............  65    Chairman of the Supervisory Board          1994 (S)
                                                           of Siemens AG

Prof. Dr med. Piet Borst........................  66    Professor of Clinical Biochemistry,        2000 (S)
                                                           University of Amsterdam

Professor John A. Dormandy......................  65    Professor of Vascular Sciences,            1996 (S)
                                                           University of London; Head of
                                                           Surgical Services, St. Georges
                                                           Hospital, London

Joachim Elsholz.................................  51    District Head of Industriegewerkschaft     2000 (E)
   since October 1, 2000                                   Bergbau, Chemie, Energie, Berlin

Dr rer. pol. Reiner Hagemann....................  53    Chairman of the Executive Board of         1997 (S)
                                                           Allianz Versicherungs-AG

Johannes Heitbaum...............................  37    Vice Chairman of the Bergkamen             1999 (E)
                                                           Works Council, Schering AG

Dr h.c. Martin Kohlhaussen......................  65    Spokesman of the Executive Board of        1996 (S)
                                                           Commerzbank AG

Dr rer. pol. Jurgen Krumnow.....................  56    Member of the Advisory Group,              1989 (S)
                                                           Deutsche Bank AG

Dr med. Hans Peter Niendorf.....................  54    Head of Clinical Development               1999 (E)
                                                           Diagnostics, Schering AG

Hans-Jurgen Scheel..............................  57    Vice Chairman of the Wedding Works         1994 (E)
                                                           Council, Schering AG

Gunter Schmitt..................................  58    Member of the Wedding Works                1999 (E)
                                                           Council, Schering AG

Dr rer. oec. Ulrich Sommer......................  53    Chairman of the Schering Wedding           1999 (E)
                                                           Works Chapter of the VAA
                                                           Professional and Management Union
                                                           for the Chemical Industry, Berlin

Heinz Georg Webers..............................  41    Chairman of the Central Works              1999 (E)
                                                           Council of Schering AG; Chairman of
                                                           the Bergkamen Works Council,
                                                           Schering AG

Professor Dr rer. nat. Meinhart H. Zenk.........  68    Professor of Pharmaceutical Biology,       1984 (S)
                                                           Martin-Luther University, Halle-
                                                           Wittenberg

Executive Board

   Our Executive Board currently consists of 6 members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

   Any two members of the Executive Board or one member of the Executive Board and the holder of a special power of attorney
(Prokura) may legally represent Schering AG.

   The Executive Board reports regularly to the Supervisory Board, including with respect to proposed business policy or strategy, profitability, the current business of Schering AG, business transactions that may affect the profitability or liquidity of Schering AG, and any exceptional matters which arise from time to time. The Supervisory Board may also request special reports from the Executive Board.

   The Supervisory Board appoints each member of the Executive Board for a maximum term of five years. Executive Board members may be reappointed or have their term extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Executive Board prior to the expiration of his term if he commits a serious breach of duty or is incapable of carrying out his duties or if there is a bona fide vote of no confidence by a majority of the votes cast at an annual general meeting.

   A member of the Executive Board may not vote on matters relating to certain contractual arrangements between the member and the Schering AG Group and may be liable to Schering AG if the member has a material interest in any contractual agreement between the Schering AG Group and a third party which was not disclosed to, and approved by, the Supervisory Board.

The current members of our Executive Board, their respective ages as of March 16, 2001, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:


                                                                                               Year First Year Term
Name                                   Age          Position                                    Appointed Expires

Dr Giuseppe Vita.....................  65    Chairman of the Executive Board                       1987     2001
                                                (since 1989; term expires April 26, 2001)

Prof. Dr Klaus Pohle.................  63    Vice Chairman of the Executive Board,                 1981     2002
                                               current responsibilities: finance and
                                               administration, Asia, Australia;
                                               responsibilities effective from April 26,
                                               2001: finance and administration,
                                               information technology, equity
                                               participations, Japan, Asia, Australia

Dr Hubertus Erlen....................  57   Member of the Executive Board,                         1985     2005
                                               current responsibilities: personnel,
                                               production and environmental protection,
                                               North America;
                                               responsibilities effective from April 26,
                                               2001: Chairman of the Executive Board,
                                               strategy and corporate development,
                                               corporate communication, audit,
                                               human resources (temporary)

Dr Ulrich Kostlin...................  48   Member of the Executive Board,                          1994     2004
                                               current responsibilities: marketing and
                                               sales, Europe, Africa; responsibilities
                                               effective from April 26, 2001:
                                               marketing and sales, supply chain,
                                               Europe, Africa

Lutz Lingnau........................  58   Member of the Executive Board,                          2001     2005
                                               responsibilities effective from April 26,
                                               2001: Therapeutics, Dermatology, North
                                               America

Prof. Dr Dr h.c. Gunter Stock........  57   Member of the Executive Board                          1989     2004
                                               current responsibilities: research and
                                               development, Latin America;
                                               responsibilities effective from April 26, 2001:
                                               research and product development,
                                               Fertility Control and Hormone Therapy,
                                               Diagnostics and Radiopharmaceuticals,
                                               Latin America


   Dr Giuseppe Vita joined Schering AG in 1964 as a scientific advisor. From 1965 to 1987, Dr Vita served as general manager of Schering S.p.A., Milan, and subsequently was appointed as a member of the Executive Board of Schering AG. Since 1989, Dr Vita has been Chairman of the Executive Board of Schering AG. Dr Vita will retire with the expiration of this term on April 26, 2001. He will be succeeded by Dr Hubertus Erlen who was appointed by the Supervisory Board as Schering AGs future chairman.

Prof. Dr Klaus Pohle joined Schering AG as a member of the Executive Board in 1981. Prior to joining Schering AG, Prof. Dr Pohle was with BASF from 1966 to 1980. At BASF he first served as a director of various subsidiaries in Europe and Brazil, including from 1967 to 1968 as treasurer and controller in the United States and later as a director of BASF AG. Prof. Dr Pohle is currently
Vice Chairman of the Executive Board of Schering AG, a position he has held since 1989.

   Dr Hubertus Erlen began his career with Schering AG in a pharmaceutical manufacturing function in 1972. In 1978 he joined the central office of the Executive Board, which he later headed for two years. Prior to his appointment as a member of the Executive Board of Schering AG in 1985, he served as a technical director in the Electroplating Division and became a member of the Electroplating Divisional Board in 1984. Dr Erlen was appointed in September 2000 by the Supervisory Board as Schering AGs future Chairman of the Executive Board, following the retirement of Dr Vita in April 2001.

   Dr Ulrich Kostlin joined Schering AG in 1982 as a management trainee. He served as general manager of several affiliates of Schering AG in Latin America from 1983 to 1986, and was subsequently appointed the head of pharma for Latin America and Canada. Prior to his appointment as a member of the Executive Board of Schering AG in 1994, he served from 1990 to 1993 as vice president of Berlex Laboratories, Inc., and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994.

   Lutz Lingnau joined Schering AGs business trainee program in 1966. From 1968 to 1989,
Mr Lingnau served in various capacities at Schering AG and in a number of subsidiaries in South America and the United States, including as president of Berlex Laboratories, Inc., from 1983 to 1985. Since 1989, Mr Lingnau has been the president and chief executive officer of Schering Berlin, Inc.
He was appointed a member of the Executive Board of Schering AG effective January 1, 2001.

   Prof. Dr Dr h.c. Gunter Stock joined Schering AG as head of the Cardiovascular Pharmacology Department in 1983. From 1987 to 1989, he served as head of the Institute for Pharmacology.
Prof. Dr Stock was appointed as a member of the Executive Board of Schering AG in 1989.


Other Senior Management

   Jorg Graumann joined Schering AG in 1960 as a business trainee. From 1964 to 1973,
Mr Graumann served in various capacities in a number of subsidiaries including in Pakistan, the Philippines and South Korea. In 1976, Mr Graumann was appointed vice president of Nihon Schering K.K. Mr Graumann is currently the representative director and president of Nihon Schering K.K., a position he has held since 1977.

   Dr med. habil. Joachim-Friedrich Kapp joined Schering AG in 1975 as a scientist. From 1975 to 1983, Dr Kapp served in various capacities at the Schering AG Group, including as vice president of research and development of Berlex Laboratories, Inc. From 1984 to 1991, he was employed by Godecke AG where he held several positions, including head of research and development. In 1991, Dr Kapp returned to Schering AG where he currently serves as head of Therapeutics.

   Christian Nowak began his career at Schering AG in 1968 in the agrochemicals division. From 1968 to 1989, he held various positions in the area of agrochemicals, including head of agrochemicals sales and marketing, head of sales and marketing and member of the agrochemicals management board. From 1989 to 1991, he served as director of sales and marketing and member of the pharmaceuticals management board. Mr Nowak is currently the head of the Europe Region, a position he has held since 1991.

Prof. Dr Werner Karl Raff served as the director of the medical-scientific department of Schering AG from 1977 to 1980. From 1980 to 1996, Prof. Dr Raff held various positions, including deputy director of FB Medizin and general manager of Scherax Arzneimittel GmbH, Hamburg. In 1996, Prof. Dr Raff returned to Schering AG as head of Fertility Control and Hormone Therapy.

   Hans-Michael Rook began his career at Schering AG in 1967 as a business trainee. He served in numerous capacities within the Schering AG Group, including from 1979 to 1985 as head of pharma product and marketing planning of Nihon Schering K.K. and from 1991 to 1997 as head of marketing and business development for the Europe Region at Schering AG. Mr Rook currently serves as head of Diagnostics and Radiopharmaceuticals.


COMPENSATION

   The aggregate remuneration of all members of the Supervisory Board for 2000 amounted to E 2,790,000. In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of E 60,000 plus an aggregate variable annual payment that depends on the amount of dividends paid to the shareholders of Schering AG. For each E 0.05 dividend per share paid over and above a base amount of E 0.10 dividend per share, the aggregate variable compensation component amounts to E 210,000.

   The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2000 amounted to E 8,061,116.

   Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to E 1,185,482. As of December 31, 2000, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to E 26,560,516.
Stock-Based Compensation Plans


   The Long Term Incentive Plan 2000

   In 1999, we established the Long Term Incentive Plan 2000. We offered approximately 270 eligible key executives worldwide the opportunity to participate in the plan. Eligibility was based on the position and expected long term individual performance of the participant and prospective continued employment with us for the next two years. The plan has a duration of seven years and expires on December 31, 2006.

   Under this plan, participants who make a personal investment in our shares and hold these shares for a minimum of three years are entitled to receive one option right for each eighteen shares purchased. A minimum of five option rights, requiring the purchase of ninety shares, is needed to participate in the plan. A maximum number of option rights has been determined for each eligible plan participant.

   Option rights cannot be exercised within the first three years of the effective date of the plan. Option rights can be exercised from the first trading day in 2003 until the last trading day in 2006. Option rights cannot be exercised during a three-week period prior to the release of corporate earnings information. Any option rights that have not been exercised at the end of the exercise period will be exercised automatically on the last trading day in 2006. Upon exercise of the option rights, the participant is entitled to receive award shares. The award shares that the Company provides to the participants are purchased in the open market.

   The number of award shares that a participant receives upon the exercise of option rights depends on certain performance measures. One option right entitles the participant to receive three award shares for each 2% increase in the value of the shares (for this purpose this includes absolute stock price changes plus dividends paid) over the opening stock price on the effective date of the plan. Members of the Executive Board can receive award shares due to this performance measure only if, at the time of exercise, the value of the shares has increased at least by 30%. In addition, one option right entitles the participant to receive three award shares for each 1% by which the shares outperform the STOXX (Healthcare) over the relevant period. STOXX (Healthcare) is a European industry stock index which measures the performance of 34 pharmaceutical companies, including Schering AG. The maximum number of award shares that a participant can receive for each option right under either performance category is ninety shares. Therefore, a participant can receive a maximum of 180 award shares for one option right or eighteen shares of personal investment.

   In connection with the plan, we have purchased 810,000 call options on Schering AGs shares at a strike price of E 39.64 per share.


   The Long Term Incentive Plan 1998

   In 1997, we established the Long Term Incentive Plan 1998. We offered approximately 215 eligible key executives worldwide the opportunity to participate in the plan. The plan has a duration of five years, expires on December 31, 2002 and has terms that are otherwise substantially equivalent to the Long Term Incentive Plan 2000.

   However, due to the shorter duration of this incentive plan, option rights can be exercised only during a two-year window, from the first trading day in 2001 until the last trading day in 2002. In addition, members of the Executive Board can receive award shares due to the value of the shares only if, at the time of exercise, the value of the shares has increased by at least 20%. The other difference from the Long Term Incentive Plan 2000 is that the DAX index is used as the basis for the outperformance component. The DAX is a stock index which measures the performance of thirty large German corporations, including Schering AG.

   In connection with the plan, we have purchased 600,000 call options on Schering AGs shares at a strike price of E 30.21 per share.

   The following table sets forth, as of December 31, 2000, certain information relating to the Long Term Incentive Plan 1998 and the Long Term Incentive Plan 2000:


                                                              Number of            Maximum
                            Initial                             Options             Number
Plan                  Exercise Date      Expiration Date    Outstanding    of Award Shares
1998 Plan.........  January 1, 2001    December 31, 2002          3,905            702,900
2000 Plan.........  January 1, 2003    December 31, 2006          4,910            883,800

BOARD PRACTICES

   The employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

   The Supervisory Board has established a number of committees, including an executive committee, a research and development committee, an audit committee and a remuneration committee. The members of the executive committee are Klaus Subjetzki, Norbert Deutschmann,
Dr Reiner Hagemann and Heinz-Georg Webers. The executive committee acts on urgent matters in between the sessions of the full Supervisory Board. The members of the research and development committee are Klaus Subjetzki, Prof. John A. Dormandy, Norbert Deutschmann, Dr Hans Peter Niendorf, Dr Ulrich Sommer and Prof. Meinhart H. Zenk. The research and development committee regularly reviews the progress of our research and development portfolio and advises on the long- term policy in this area. The members of the audit committee are Klaus Subjetzki, Norbert Deutschmann, Dr Reiner Hagemann and Heinz-Georg Webers. The audit committee recommends areas of special emphasis of the audit to be performed by the independent auditors, reviews the financial statements of the Group before they are presented to the full Supervisory Board and issues a recommendation as to their adoption. The members of the remuneration committee are Klaus Subjetzki, Norbert Deutschmann, Dr Reiner Hagemann and Hans-Jurgen Scheel. The remuneration committee is responsible for reviewing and approving the terms and conditions of contracts between Schering AG and members of the Executive Board and the Supervisory Board.


EMPLOYEES

   The average number of people employed by the Group during 1998, 1999 and 2000 was 21,818, 22,430 and 23,720, respectively. As of
December 31, 2000, we employed 24,541 persons. The following tables set forth, as of December 31, 2000, a breakdown of our employees by the main category of activity and by geographic area:


Category of Activity:                  Number

  Administration.....................   3,813
  Research and development...........   4,282

  Production.........................   8,313
  Sales and marketing................   8,133


Geographic Areas:                      Number
  Europe.............................  15,276

  North America......................   3,034
  Latin America......................   2,899
  Japan..............................   1,792

  Asia ..............................   1,245
  Africa.............................     160

  Rest of World......................     135


   The increase in the number of persons employed by the Group in 2000 was mainly due to the acquisitions of Mitsui Pharmaceuticals, Inc. and CIS bio international. We do not employ a significant number of temporary employees.

   We believe that the success of the Groups businesses in an increasingly competitive environment will depend, in significant part, on our ability to attract, retain and motivate highly qualified personnel. Accordingly, we have established compensation, employee benefit, equity participation and work environment policies intended to assist in attracting, retaining and motivating highly qualified personnel:

  . We have expanded the variable remuneration elements of our salary system in order to enhance rewards for individual performance. This includes performance oriented pay, long term incentive programs and share option plans.

  . We have implemented a system of management by objectives with annual performance evaluations for our employees.

  . We offer equal opportunities regardless of race, sex, national origin, religion, marital status, age or disability.

  . We encourage our employees to become involved at all levels in order to contribute to the growth of the Group.

  . We endeavor to inform our employees regularly and systematically on matters affecting them as employees and on the financial and economic factors affecting the Groups performance.


Labor Relations

   Europe Region

   We believe that a significant number of our employees in the Europe Region are presently represented by trade unions. Labor relations in the Europe Region have been good and we have not experienced any material work stoppages in recent years.

   Wages and general working conditions are generally the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the operating companies of the Group negotiate directly with unions and other labor organizations representing our employees. Collective bargaining agreements relating to remuneration typically have a term of one year.

   In addition to trade unions, we also consult from time to time with various local, national and European work councils. Employees generally elect the members of work councils. These work councils primarily serve an advisory role. However, under certain circumstances, we may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, we are obliged to inform the work councils of activities which affect our workforce in Europe.

   Other Regions

   Our employees in the United States, Latin America/Canada and Asia Regions are generally not either represented by trade unions or employed pursuant to collective bargaining agreements. In the Japan Region, approximately half of our employees are represented by company labor unions. Labor relations in these Regions have been good and we have not experienced any material work stoppages in recent years.

SHARE OWNERSHIP

European Employee Share Program

   In 1999, we established a European Employee Share Program. This program covers employees of Schering AG and its European subsidiaries.

   In 2001 our Employee Share Program will be widened to include the United States, Canada and Japan. Within these programs the employees are offered by their employing companies Schering AG shares (respectively ADRs) at subsidized prices. The volume of the subsidy per participating employee (E 900 at maximum per employee and year) is variable and depends among others on the subsidy level per share (higher total subsidy volume for offers with less subsidy per share). Virtual shares are offered in those countries where the use of actual shares is hindered by local laws or transaction and depositary cost considerations. Virtual shares entitle their holders to receive the market value of the shares in cash at the end of the holding period. Certificates are not issued for virtual shares and the rights are not negotiable.

   In December 2000, we purchased 170,000 treasury shares at an average price of E 63.44.
These shares will be offered to employees at a price of E 26.50 per share in 2001.


Share Ownership by Directors

   No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of the outstanding shares.

   Dr Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is the corporate parent of AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG (which holds approximately 11.4% of our outstanding shares). Dr Hagemann disclaims beneficial ownership of such shares.

Item 7.  Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS

   As of March 16, 2001, Schering AG had an aggregate of 198,000,000 shares outstanding.

   The shares are issued only in bearer form. Therefore, we are unable to determine with precision how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of May 15, 2000, approximately 7% of the shares were held in the United States.
As of March 8, 2001, there were 8 registered holders of American Depositary Receipts (ADRs) under our sponsored program with Morgan Guaranty Trust Company New York. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. Of these registered holders, 8 had addresses in the United States. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 464,290 ADRs, or approximately 0.2% of the total issued shares as of March 8, 2001.

   Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), which became effective on January 1, 1995, holders of voting securities of a German company (including Schering
AG) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly in writing a company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a companys outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

   Schering AG has been informed that as of February 14, 2001, AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG had direct or indirect share holdings representing approximately 11.4% of the outstanding shares. Schering AG has also been informed that as of December 31, 2000, Deutsche Bank AG (through various investment funds and other entities) beneficially owned shares representing 6.6% of the outstanding shares. Major shareholders do not have different voting rights.

   To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.


RELATED PARTY TRANSACTIONS

Aventis CropScience

   On December 29, 1999, we entered into a Partners Agreement with Hoechst AG and Aventis S.A. pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. The agreement, among other things, provided for the establishment of a research cooperation between us and Aventis CropScience to provide for a mutual exchange of compounds and certain other technologies. Aventis CropScience has the right to an exclusive license for the compounds we contribute and we have the right to an exclusive license for compounds contributed by Aventis CropScience, subject to a right of first refusal by Aventis. Since the formation of AgrEvo through December 31, 1999, we have contributed an aggregate of approximately E 500 million to the AgrEvo/Aventis CropScience joint venture. We believe that all past transactions with AgrEvo GmbH have been on an arms length basis. For a description of certain terms of the Partners Agreement, see "Item 4-Information on the Company- Aventis CropScience-Description of Aventis CropScience Partners Arrangements" and "Item
5-Operating and Financial Review and Prospects-Aventis CropScience". Professor Dr Klaus Pohle,
Vice Chairman of the Executive Board of Schering AG, is a member of the Supervisory Board of Aventis CropScience.


Shareholders

   Allianz Versicherungs-AG, which is the corporate parent of AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG, currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors and officers liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arms length basis.


Directors

   As of December 31, 2000, loans outstanding to a member of the Supervisory Board totaled E 39,402 and loans outstanding to members of the Executive Board totaled E 292,410. Interest on these loans is charged at an annual rate of 6%.

   Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement since June of 1996 for an annual fee of E 56,242.

   Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.

Item 8.  Financial Information

LEGAL PROCEEDINGS

   The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Groups consolidated results of operations, financial condition and cash flows. What we believe to be the most significant of these proceedings and claims are described below.

   The Groups Brazilian subsidiary is a defendant in approximately 400 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, in July 2000 two managers of the Groups Brazilian subsidiary were convicted in a Brazilian court of the first instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed community service activities to be rendered during a 28 month period. Both managers have filed appeals.

   The Groups subsidiary in the Great Britain, Schering Health Care Limited, is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. As of December 31, 1999, approximately 130 individuals had submitted claims in respect of all of the manufacturers. Of these claims, 52 concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism
(VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in the Great Britain granted funding to the claimants to pursue their claims in Great Britain and Wales. All of the cases were transferred to a court in London, Great Britain. Two of the cases against each of the manufacturers are pending as pilot cases, and the remainder of the claims have been sustained. An initial procedural hearing was held before a court-appointed Master in July 1997. The firm representing all of the claimants served a Statement of Claim on each of the three manufacturers (including Schering Health Care) in 1997 and February 1998. Schering Health Care and the other manufacturers served Defences in November 1998. The plaintiffs amended their Statement of Claim in the two pilot cases against Schering Health Care. The amended Statement of Claim no longer alleges that the "third generation" combined oral contraceptive pills should not have been marketed, but now includes a claim under the Consumer Protection Act. The defendants responded to the amended Statement of Claim on June 30, 2000. Schering Health Care denies these allegations and intends to continue to contest this litigation vigorously.

During 1996 Hoffmann-La Roche Inc. and Genentech, Inc. (collectively "Roche") filed suit in the United States District Court for New
Jersey against Berlex Laboratories, Inc. alleging that Berlexs product Betaseron(R) infringes a certain Roche patent. Berlex answered denying infringement and counterclaimed for declaratory judgment that the Roche patent is invalid and not infringed by Betaseron(R). The litigation was settled by an agreement during 1998, and was dismissed with prejudice. Pursuant to the settlement agreement, a private arbitration was commenced to determine the question of infringement. In March 2000 the panel held that Betaseron(R) does not literally infringe the Roche patent. A settlement agreement was reached in February 2001 between Berlex and Roche under which Berlex will pay Roche certain past and future royalties.

   Schering AG was named as one of several defendants in two cases filed in United States District Court in New Jersey during May 1999 in which class certification was sought on behalf of persons alleging that they were the subject of medical experiments performed in concentration camps during World War II. These cases have been dismissed with prejudice.

   During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheims patents through Medrads manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheims three patents both not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second amended complaint adding a declaratory judgment count to declare Medrads patent both not infringed by Liebel-Flarsheim and invalid. As to the allegations of infringement of its four patents, Liebel- Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrads alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. The two actions filed in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the four Liebel-Flarsheim patents as counterclaims in Medrads answer filed in November 1999 to the initial action in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to the Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrads patent was invalid and not infringed by Mallinckrodts syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrads manufacture and sale of certain medical injectors and syringes further infringes a Liebel-

Flarsheim United States patent related to the Liebel-Flarsheim patent on which Medrad was originally sued. Medrad filed a second amended complaint in January 2000 to add Couer Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes and discovery is now ongoing. The court has issued a scheduling order by which fact discovery was to close on October 31, 2000 and which sets the trials of both actions for summer 2001. The two actions have not been consolidated for trial. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties.


SIGNIFICANT CHANGES

   Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2000.

Item 9.  The Listing

LISTING DETAILS

Stock Price History

   The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AGs three-for-one share split effective on June 1, 2000, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3-Key Information-Exchange Rates" with respect to rates of exchange between the U.S. dollar and the Deutsche Mark and the euro applicable during the periods set forth below. While Schering AGs shares are also listed on the London and Zurich stock exchanges, the trading volume of the shares outside of Germany is negligible. Therefore, providing stock price information for these trading markets would not be meaningful.


                                                                            New York           Frankfurt
                                                                         Stock Exchange      Stock Exchange
                                                                          Price Per ADS        Price Per
                                                                                                Share{(1)}
                                                                          High      Low       High      Low

1996                                                                            ($)                 (E)
Annual ...........................................................                            22.99     16.26

1997
Annual ...........................................................                            36.46     21.52

1998
Annual ...........................................................                            38.77     26.59

1999
First Quarter....................................................                             42.83     34.67
Second Quarter...................................................                             37.33     33.17
Third Quarter....................................................                             36.17     31.87
Fourth Quarter...................................................                             40.47     33.58
Annual ...........................................................                            42.83     31.87

2000
First Quarter....................................................                             49.67     37.40
Second Quarter...................................................                             61.00     45.87
Third Quarter                                                                                 74.75     56.50
September........................................................                             74.75     57.50
October..........................................................         60.50     54.25     75.80     64.05
November.........................................................         59.75     54.00     70.20     61.40
December.........................................................         56.94     50.25     63.20     55.00
Fourth Quarter...................................................         60.50     50.25     75.80     55.00
Annual ...........................................................        60.50     50.25     75.80     37.40

2001
January..........................................................         58.38     50.00     62.20     52.40
February.........................................................         55.45     48.20     59.50     52.65
March (through March 8)..........................................         52.65     49.25     56.95     52.70

-----
(1) Share prices for periods before January 1999 reported in Deutsche Mark were converted into euro at the official fixed conversion rate of DM 1.95583 per E 1.00.

Share Capital

   The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2000, there were 198,000,000 issued and outstanding shares without par value. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with Morgan Guaranty Trust Company of New York. Each ADR evidences an American Depositary Share (ADS) which represents one share. On March 8, 2001, there were 464,200 issued and outstanding ADRs.


MARKETS

General

   The principal trading market for the shares is the Frankfurt Stock Exchange. The shares are also listed on other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the shares are listed on the London and Zurich stock exchanges. Options on shares are traded on the German options exchange (Eurex).

   ADRs, each representing one share, were listed on the New York
Stock Exchange (NYSE) October 12, 2000 and trade under the symbol
"SHR".


Trading on the Frankfurt Stock Exchange

   The Frankfurt Stock Exchange is operated by Deutsche Borse AG and is the most significant of the eight German stock exchanges. Trading on the floor takes place every business day between 9:00 a.m. and 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets.

   On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the intraday high and low prices for all traded securities.

   A computerized trading system now known as Xetra is operated by Deutsche Borse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 8:00 p.m., Central European Time, on each business day.

   Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, e.g. some large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks standard terms and conditions for securities transactions, customers orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

   The Frankfurt Stock Exchange can suspend a quotation if orderly stock exchange trading is temporarily threatened or if a suspension appears necessary in order to protect the public interest. The Hessian Stock Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange, which are under the control of the Stock Exchange Supervisory Authority for Securities Trading, an independent federal authority, are responsible for generally supervising securities trading pursuant to the provisions of the German Securities Trading Act.

Item 10.  Additional Information

ARTICLES OF ASSOCIATION

   Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000.


MATERIAL CONTRACTS

   On December 29, 1999, Schering AG entered into a Partners Agreement with Hoechst AG and Aventis S.A. For a description of certain terms of this agreement, see "Item 4-Information on the Company-Aventis CropScience-Description of Aventis CropScience Partners Arrangements".


EXCHANGE CONTROLS

   The DM and the euro are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from or made to a non-resident corporation or individual if the payment exceeds DM 5,000 or E 2,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of DM 3 million or E 1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

   Neither German law nor our Articles of Association restrict the right of non-resident or non- German owners to hold or vote the shares.


TAXATION

German Taxation

   The following discussion describes the material German tax consequences of owning shares or American Depositary Shares (ADSs). It applies to you if you are a "Non-German Holder". You are a Non-German Holder if you:

  .  are not a German resident for German income tax purposes; and

  . do not hold shares or ADSs as part of a permanent establishment or a fixed base you maintain in Germany.

   This summary is based on German law and tax and other treaties between Germany and other countries as they are in effect as of the date hereof, and is subject to changes in German law or such treaties. In particular, the corporate income tax imputation system described below and the applicable tax rates will change as of January 1, 2001 as a result of the reform of the taxation of enterprises which the German parliament passed on July 14, 2000. This section is not a comprehensive discussion of all of the German tax consequences that may be relevant for Non- German Holders. You should consult your tax adviser regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures for the refund of German taxes withheld from dividends.

Dividends

   Under German law, German corporations must withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident holders. An applicable tax treaty may reduce the rate of withholding tax on dividend distributions paid to Non-German Holders. Most tax treaties to which Germany is party, including the treaty between Germany and the United States (the "Treaty"), reduce the withholding tax rate to 15%. You would receive this reduction by applying for a refund of the difference between the tax withheld at the statutory rate of 25% (20% for dividends received after 2001) and the applicable treaty rate to the German tax authorities, located at the Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. If you are entitled to benefits under the Treaty, a special refund procedure may apply, which we describe below under the heading "-Dividend refund procedure for U.S. holders".

   In addition, as long as the German corporate tax imputation system provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations, the Treaty entitles qualifying U.S. shareholders to an additional refund from the German government. This additional refund is equal to 5.88% of the gross amount of the dividend paid by Schering AG, and is itself subject to a 15% German withholding tax. After such withholding tax, the additional refund is equal to 5% of the gross amount of the dividend paid by Schering AG (5.88% less 0.88% (15% x 5.88%) equals 5%). You may obtain this refund together with the general treaty refund discussed in the preceding paragraph. Because of the German tax reform measures described above, this refund will not apply to dividends paid after 2001.

   A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 25% (20% for dividends received after 2001) withholding tax on dividend distributions. At this rate, the surtax amounts to 1.375% (5.5% x 25%) (1.100% (5.5 x 20%) for dividends received after 2001) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

   As a result, a qualifying U.S. shareholder entitled to a gross dividend of E 100 from Schering AG will, after applicable refunds of German withholding tax, receive a cash payment of E 90 [E 100 gross dividend from Schering AG plus E 5.88 gross refund from the German government (or E 105.88), minus E 15 German withholding tax (E 25 basic withholding tax on the gross dividend paid by Schering AG, minus applicable Treaty refund of E 10), minus E 0.88 (15% net withholding tax on E 5.88 tax refund from the German government)]. For the years 2002 and later, the total cash payment will be E 85 (E 100 gross dividend from Schering AG minus E 15 German witholding tax [E 20 basic withholding tax on the gross dividend minus applicable Treaty refund of E 5)].


Dividend refund procedure for U.S. holders

For shares and ADSs that are kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and surtax, on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. holders under the Treaty collectively to the German tax authorities on behalf of these U.S. holders. The German Federal Tax Office (Bundesamt fur Finanzen) will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to you and other U.S. holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund conforms with the law within four years after making the payment to the Depositary Trust Company.Details of this collective refund procedure are available from the Depositary Trust Company.

If you are not eligible for the special refund procedure described in the preceding paragraph, you must make an individual claim for refund. Individual claims for refund are made on a special German form, which you must file with the German authorities at the Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. You can obtain copies of the required form from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998.

   As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States federal income tax return. You can obtain IRS Form 6166 by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania. Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114- 0447. Requests for certification must include your name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. You can also request that the Internal Revenue Service send the certification directly to the German tax authorities. If you do not make such a request, the Internal Revenue Service will send a certificate on IRS Form 6166 to you, and you must submit the certification with its claim for refund.
Capital gains

   Under German domestic tax law, capital gains you derive from the sale or other disposition of shares or ADSs are subject to tax in Germany only if you have held, directly or indirectly, shares or ADSs representing 10% (1% after 2001) or more of the registered share capital of Schering AG at any time during the five-year period immediately preceding the disposition. Most German tax treaties, including the Treaty, provide that Non-German Holders are not subject to German tax even in that case.


Inheritance and gift tax

   Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a gift or on the death of a Non-German Holder only in the following situations:

  . if you or another transferor, or your heir, donee or other beneficiary, was domiciled in Germany at the time of the transfer or, if you are a German citizen who is not domiciled in Germany, if you, another transferor or your beneficiary has not been continuously outside of Germany for a period of more than 5 years; or

  . if your shares or ADSs are subject to such a transfer and form part of a portfolio which represents 10% or more of the registered share capital of the company and you have held such shares directly or indirectly yourself or together with a related person.

   The few German estate tax treaties currently in force, including the treaty with the United States, usually provide that German gift or inheritance tax may only be imposed in situations falling under the first condition above.


Other taxes

   No German transfer, stamp or other similar taxes apply to your purchase, sale or other disposition of shares or ADSs.

U.S. Taxation

   This section describes the material United States Federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to other rules, including:

  .  tax-exempt entities;

  .  certain insurance companies;

  .  broker-dealers;

  .  traders in securities that elect to mark to market;

  . investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Schering AG, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  .  investors whose functional currency is not the U.S. dollar.

   This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

   You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

  .  a citizen or resident of the United States;

  . a United States corporation or other entity taxable as a corporation in the United States;

  . an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trusts administration and one or more United States persons are authorized to control all substantial decisions of the trust.

   You are an "eligible U.S. holder" if you are a U.S. holder and you are:

  . a resident of the United States for purposes of the Treaty, do not maintain a permanent establishment or fixed base in Germany to which the shares or ADSs are attributable and through which you carry on or have carried on business or, if you are an individual, perform or have performed independent personal services; and

  . otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

   You are a "non-U.S. holder" if you are a beneficial owner of shares or ADSs that is not a U.S. holder (as described above).

   This discussion addresses only United States Federal income taxation. You should consult your own tax advisor regarding the United States Federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm your status as an eligible U.S. holder with your advisor and should discuss any possible consequences of failing to qualify as an eligible U.S. holder.

   In general, for United States Federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States Federal income tax.

Taxation of Dividends

   U.S. Holders

   If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Schering AG out of its current or accumulated earnings and profits, as these amounts are determined for United States Federal income tax purposes. In addition to this amount, you must also include the gross amount of the additional Treaty refund from the German government in respect of dividends paid by Schering AG.

   The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

   Dividends will constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

   Subject to certain limitations, you may credit against your United States federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you will be treated as paying German withholding taxes of E 15.88 on every E 100 of gross dividend paid by Schering AG (E 15 basic German withholding tax after applicable E 10 refund and E 0.88 German withholding tax on E 5.88 tax refund from the German government). As a result of the German tax reform described above, after December 31, 2000, you will be treated as paying German withholding taxes of E 15 on every E 100 of gross dividend paid by Schering AG (E 15 basic German withholding tax after applicable E 10 refund). If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

   Non-U.S. Holders

   If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States Federal income tax unless effectively connected with your conduct of a trade or business within the United States. The dividends must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of capital gains

   U.S. Holders

   If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.


   Non-U.S. Holders

   If you are a non-U.S. holder, you will not be subject to United States Federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

  . the gain is effectively connected with your conduct of a trade or business in the United States; the gain must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

  . you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

   If you are a corporate non-U.S. holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.


Backup withholding and information reporting

   In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at the rate of 31% if you are a non-corporate United States person and, you:

  .  fail to provide an accurate taxpayer identification number;

  . are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

  . in certain circumstances, fail to comply with applicable certification requirements.

   Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

   If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares or ADSs through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

   You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue
Service.

DOCUMENTS ON DISPLAY

   Schering AG is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by Schering AG, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SECs regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York, 10048. You may also receive copies of these materials by mail from the SECs Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. The ADRs are traded on the New York Stock Exchange, and the materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

   Due to our global business and existing current assets, we are exposed to various market risks (i.e., the risk of loss arising from adverse changes in market rates and prices). Our principal market risks are:

  . foreign exchange rates, generating translation and transaction gains and losses.

  . interest rate and other risks related to financial assets and liabilities.

  . equity price risks relating to the equity securities we hold of certain of our collaboration partners.

   Our central treasury function located at Schering AGs headquarters is responsible for market risk management. The Schering AG central treasury enters into virtually all derivatives contracts utilized by the Group. Derivative instruments are used only for non-trading purposes such as hedging. Subsidiaries are permitted to enter into derivative contracts only in exceptional situations after obtaining the prior consent of Schering AG central treasury.

   Risk management transactions are executed within the common framework of limits, segregation of duties, and position and result reporting by an experienced staff with selected banks with a minimum long-term rating of A. The positions are valued mark-to-market on a regular (mainly daily) basis.

   The risks involved with cash and derivative positions in foreign exchange and asset-liability risk management are measured and limited with an in-house risk management system based on historical simulation. The simulation system calculates the worst case results for given single positions and whole portfolios within the last ten years. The time bracket to calculate the worst case adverse market movements can be flexibly determined and is normally set to one-month and one- year periods.


FOREIGN EXCHANGE RISK MANAGEMENT

   Approximately 61% of our net sales in 2000 were made in currencies other than the euro, including the US dollar, the Japanese yen, the British pound sterling and the Brazilian real.
See "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Foreign Currency" for information on the range of currencies in which we made sales in 1998, 1999 and 2000. We therefore face considerable foreign exchange risks regarding our balance-sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2000, the maximum term of our foreign exchange contracts was less than six months.

   Hedges for Balance-Sheet Exposure

   The following table sets forth, as of December 31, 2000, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:


Foreign Currency Forward Exchange Agreements
                                                             Contract
                                             Exchange         Amount
                                               Rate         Buy (Sell) Fair Value
    Currency Pairs                               (E millions)
Australian dollar........   euro              1.6448           15.6       (0.3)
British pound............   euro              0.6118            (32)       0.6
British pound............   euro              0.6082            9.1       (0.2)
Canadian dollar..........   euro              1.3673          (17.2)       0.4
Canadian dollar..........   euro              1.3448            5.2       (0.2)
Indonesia rupiah.........   euro               8,397           (7.7)       0.6
Japanese yen.............   euro               97.03         (312.9)      31.9
Mexican peso.............   euro              8.4000            2.2        0.1
South African rand.......   euro              6.8450           (4.5)       0.1
Swedish krona............   euro              8.5113           (3.2)       0.1
Swedish krona............   euro              8.6204            1.2        0.0
Swiss franc..............   euro              1.5066          (11.4)       0.1
Swiss franc..............   euro              1.5052            4.9       (0.1)
Thailand bath............   euro               39.16           (4.4)       0.1
U.S. dollar..............   euro              0.8935         (271.1)      11.2
U.S. dollar..............   euro              0.9066            6.3       (0.2)
U.S. dollar..............   Thailand bath      40.85            0.4        0.0
U.S. dollar..............   South Korean won   1,263            7.0        0.0


   Hedges for Anticipated Exposure

   The following table sets forth, as of December 31, 2000, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:


Foreign Currency Forward Exchange Agreements
                                                             Contract
                                             Exchange         Amount
                                               Rate         Buy (Sell) Fair Value
    Currency Pairs                               (E millions)
Australian dollar........   euro              1.6448          (33.5)       0.7
Australian dollar........   euro              1.6611           11.2       (0.1)
British pound............   euro              0.6109          (69.1)       1.5
Canadian dollar..........   euro              1.3673          (15.3)       0.3
Canadian dollar..........   euro              1.4008            7.7        0.0
Japanese yen.............   euro               99.24         (135.1)      10.5
Japanese yen.............   euro              103.84           18.7       (0.6)
Mexican peso.............   euro              8.4000          (25.6)       1.6
Mexican peso.............   euro              8.4000           12.8       (0.8)
South African rand.......   euro              6.8450           (8.9)       0.2
Swedish krona............   euro              8.6204            (20)       0.5
Swiss franc..............   euro              1.5052          (13.1)       0.2
Swiss franc..............   euro              1.5052            3.3        0.0
Thailand baht............   euro               39.16           (6.6)       0.2
U.S. dollar..............   euro              0.8808         (213.9)      12.1
U.S. dollar..............   euro              0.8872           32.3       (1.6)

2000 Compared to 1999

   The foreign currency hedge for our balance-sheet exposure increased from a total nominal amount E 637 million as of December 31, 1999 to E 663 million as of December 2000. This increase is attributable to higher intercompany financing activities.

   The foreign currency hedge for our anticipated exposure decreased from E 518 million as of December 31, 1999 to E 455 million as of December 31, 2000. The primary reason for this decrease was the level of hedging which decreased from 76% as of December 31, 1999 to 62% as of December 31, 2000.


ASSET-LIABILITY RISK MANAGEMENT
   Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2000, our cash and securities classified as current assets amounted to E 652 million. Our short-term cash deposits are mainly euro denominated. Our total bank liabilities as of December 31, 2000 amounted to E 234 million. These liabilities are mostly short-term liabilities (maturity of less than one year) and are principally denominated in the local currencies of the group companies.

   As of December 31, 2000, our positive net cash position (which we define as marketable securities and cash and cash equivalents less liabilities to banks) was E 418 million. These assets are invested in order to achieve a high rate of return within defined risk limits. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short-term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "-Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

   The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2000.


Assets and Liabilities
                                                                                       There-           Fair
                                                2001    2002    2003   2004    2005    after  Total    Value
                                                                    (E millions)
Euro:
Cash/Deposits................................   199                                              199     199
Average yield (%)............................   4.9                                              4.9
Fixed income securities......................     8       7      66      26        8     72      186     198
Average yield (%)............................   5.5     4.7     5.6     7.1      8.6    8.2      6.9
Liabilities..................................  (150)                                            (150)  (148)
Average yield (%)............................   5.1                                              5.1

US dollar:
Liabilities..................................   (30)                                     (4)     (34)    (34)
Average yield................................   6.9                                     3.5      6.5

Japanese yen:
Liabilities..................................   (15)     (5)                      (2)            (22)    (22)
Average yield (%)............................   1.6     1.8                      1.8             1.7

Other:
Equity securities (mainly E).................                                                             91
Hedge funds (US$ based)......................                                                            123


Derivative Positions
                                                                                        There-           Fair
                                                2001   2002    2003    2004    2005     after  Total    Value
                                                                    (E millions)
Euro:
German Bund Futures.                                                                    124     124      1
Yield (%).....................................                                          4.9
German Bobl Futures...........................                                   32              32      0
Yield (%).....................................                                  4.6
Interest rate swap............................                                           50      50     (2)
Yield (%) (pay fixed rate)....................                                          5.5
Forward starting swap (starting 2009).........                                           25      25      0
Yield (%) (receive fixed rate)................                                          6.5
Forward starting swap (starting 2010).........                                           25      25
Yield (%) (receive fixed rate)................                                          6.5
Japanese yen:
Japanese government bond futures..............                                           17      17      0
Yield (%).....................................                                          1.9
British pound:
Forward starting swap (starting 2009).........                                           26      26      0
Yield (%) (pay fixed rate)....................                                          4.9
Forward starting swap (starting 2010).........                                           23      23     (1)
Yield (%) (pay fixed rate)....................                                          4.8
Other:
Long call on equity index (EuroStoxx50).......          20                                       20      3
Short call on equity index (EuroStoxx50)......          20                                       20     (1)
Short put on equity index (EuroStoxx50)                 20                                       20     (1)

2000 Compared to 1999

   Our net cash position as described above increased by E 21 million to E 418 million at December 2000 from E 397 million at December 31, 1999. The increase is mainly due to valuation increases in our portfolio assets.


EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

   As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately E 66 million as of December 31, 2000. The market value of certain of these equity investments has fluctuated significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments.

Item 12.  Description of Securities Other than Equity Securities
   Not applicable.

                               PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies
   Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
   Not applicable.


Item 15.  [Reserved]


Item 16.  [Reserved]

                              PART III

Item 17.  Financial Statements
   Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.


Item 18.  Financial Statements
   See our Consolidated Financial Statements beginning at F-1.


Item 19.  Exhibits


1.1   Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date
      (English-language translation thereof).*

2.1   Form of Deposit Agreement among Schering Aktiengesellschaft, Morgan Guaranty Trust
      Company of New York, as depositary, and the holders from time to time of American
      Depositary Receipts.*

2.2   Form of American Depositary Receipt (included in Exhibit 2.1).

2.3   Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the
      Securities and Exchange Commission with copies upon request.

4.1   Partners Agreement dated as of December 29, 1999, among Hoechst AG, Aventis
      S.A., and Schering AG.*

8.1   Subsidiaries of Schering Aktiengesellschaft.*

-----
(* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000)

SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SCHERING AKTIENGESELLSCHAFT


                                          By: /s/ KLAUS POHLE
                                              ----------------------------
                                              Name:  Klaus Pohle
                                              Title: Vice Chairman of the
                                                     Executive Board

Date: March 15, 2001

SCHERING AG


Index to Consolidated Financial Statements


                                                                                Page
Report of Independent Accountants.............................................  F-2

Consolidated Financial Statements:
   Consolidated Income Statements for the years ended
   December 31, 2000, 1999 and 1998...........................................  F-3
   Consolidated Balance Sheets as of December 31, 2000 and 1999...............  F-4
   Consolidated Cash Flow Statements for the years ended
   December 31, 2000, 1999 and 1998...........................................  F-5
   Consolidated Statements of Changes in Shareholders Equity for the years ended December 31, 2000, 1999 and 1998.....................................  F-6
   Notes to the Consolidated Financial Statements.............................  F-7

Report of Independent Accountants

   We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2000 and 1999, and the consolidated statements of income, cash flows and changes in shareholders equity for each of the years in the three year period ending December 31, 2000, and the notes to the Consolidated Financial Statements. These Consolidated Financial Statements are the responsibility of the Companys Executive Board. Our responsibility is, to express an opinion based on our audit as to whether these Consolidated Financial Statements comply with International Accounting Standards (IAS).

   We conducted our audits in accordance with International
Standards on Auditing (ISA) issued by the International Federation of Accountants and auditing standards generally accepted in the United States (US GAAS). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Schering AG as of December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with IAS.

   Application of accounting principles generally accepted in the United States would have affected shareholders equity as of December 31, 2000, 1999 and 1998 and net income for each of the years in the three-year period ended December 31, 2000 to the extent summarized in notes (36) and (37) to the Consolidated Financial Statements.


Berlin, Germany    BDO Deutsche Warentreuhand
March 5, 2001      Akiengesellschaft
                   Wirtschaftsprufungsgesellschaft
                   Dyckerhoff                         Schulz
                   Wirtschaftsprufer                  Wirtschaftsprufer


                   BDO International GmbH
                   Wirtschaftsprufungsgesellschaft
                   Dyckerhoff                         Braasch
                   Wirtschaftsprufer                  Wirtschaftsprufer

SCHERING AG
CONSOLIDATED INCOME STATEMENTS

for the Years Ended December 31,
(in millions except per share data)


                                                            See Notes  2000      2000      1999       1998


                                                                       ${(1)}     E         E       E{(2)}

Net sales............................................            (6)    4,218    4,493     3,674      3,285
Cost of sales........................................                 (1,022)   (1,089)     (902)      (800)
                                                                       ------    ------    ------     ------
Gross profit.........................................                  3,196     3,404     2,772      2,485

Marketing and selling costs..........................                 (1,407)   (1,498)   (1,165)    (1,053)
Engineering and administration costs.................            (7)    (428)     (456)     (367)      (365)

Research and development costs.......................                   (761)     (811)     (684)      (628)
Other operating income...............................            (8)     282       300       334        262
Other operating expenses.............................            (9)    (281)     (299)     (354)      (291)
                                                                       ------    ------    ------     ------

Operating profit.....................................                    601       640       536        410
Financial result.....................................           (10)      (5)       (5)      (77)        14
                                                                       ------    ------    ------     ------

Profit on ordinary activities........................                    596       635       459        424
Taxes on profit......................................           (11)    (272)     (290)     (181)      (175)
                                                                       ------    ------    ------     ------
Income before minority interests.....................                    324       345       278        249

Minority interests...................................                     (9)       (9)       (6)        (4)
                                                                       ------    ------    ------     ------
Net income...........................................                    315       336       272        245
                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------

EARNINGS PER SHARE (basic) {(3)}....................           (12)    1.59      1.70      1.35       1.19
                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------
EARNINGS PER SHARE (diluted) {(3)(4)}...............           (12)    1.58      1.68      1.35       1.19
                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------

-----
(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000
(2) The 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999
(3)  Figures for 1999 and 1998 adjusted because of a 1:3 share split
(4) Diluted by stock options issued as part of Long-Term Incentive Plans for employees







   The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG
CONSOLIDATED BALANCE SHEETS

as of December 31,


                                                             See
                                                            Notes           2000          2000          1999
                                                                       $ million{(1)}  E million    E million
ASSETS
Intangible assets........................................... (14)            470           501           454
Property, plant and equipment............................... (15)          1,127         1,201         1,123
Financial assets............................................ (16)            511           543           581
                                                                          -------       -------       -------
Fixed assets................................................               2,108         2,245         2,158
                                                                          -------       -------       -------
Inventories................................................. (17)            731           779           682
Trade receivables........................................... (18)            926           987           791
Other receivables and other assets.......................... (19)            510           543           415
Marketable securities....................................... (20)            355           378           481
Cash and cash equivalents...................................                 257           274           102
                                                                          -------       -------       -------
Other non-current and current assets........................               2,779         2,961         2,471
                                                                          -------       -------       -------
TOTAL ASSETS................................................               4,887         5,206         4,629
                                                                          -------       -------       -------

SHAREHOLDERS EQUITY AND LIABILITIES
Issued capital (198,000,000 shares outstanding                              186            198           172
in 2000 and 1999){(2)}
Share premium account.......................................                 310           330           356
                                                                          -------       -------       -------
Paid-up capital of Schering AG.............................. (21)            496           528           528
Retained earnings........................................... (22)          1,660         1,769         1,570
                                                                          -------       -------       -------
Shareholders equity........................................               2,156         2,297         2,098
                                                                          -------       -------       -------
Minority interests..........................................                  86            92            55
                                                                          -------       -------       -------
Provisions for pensions and similar obligations............. (23)          1,200         1,278         1,201
Other provisions............................................ (24)            678           722           627
                                                                          -------       -------       -------
Provisions..................................................               1,878         2,000         1,828
                                                                          -------       -------       -------
Liabilities to banks........................................                 220           234           186
Other liabilities...........................................                 547           583           462
                                                                          -------       -------       -------
Liabilities................................................. (25)            767           817           648
                                                                          -------       -------       -------

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES..................               4,887         5,206         4,629
                                                                          -------       -------       -------
                                                                          -------       -------       -------

-----
(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000.
(2) Shares outstanding on December 31, 2000 include 170,000 treasury shares; these shares will be sold to employees in 2001; employees will be entitled to receive the dividend for fiscal year 2000. Conditionally authorized capital: E 12 million.















   The accompanying notes are an integral part of these Consolidated

Financial Statements

SCHERING AG
CONSOLIDATED CASH FLOW STATEMENTS

for the Years Ended December 31,


                                                       See Notes        2000       2000       1999         1998
                                                                $ million {(1)} E million  E million E million {(2)}

Income before minority interests..................                       324        345        278          249
Depreciation of fixed assets......................                       224        239        216          222
Increase in long-term provisions..................                        42         45         50           65
Other non-cash expenses and income{(3)}..........                        44         47         86          (17)
Result from disposal of fixed assets{(3)}........                       (29)       (31)         1          (14)
                                                                        -----      -----      -----        -----
Cash flows before working capital changes.........                       605        645        631          505
Change in inventories and receivables.............                      (217)      (231)      (218)        (237)
Change in liabilities and provisions
(other than long-term)............................                        48         51       (138)         114
                                                                        -----      -----      -----        -----
Cash flows from operating activities..............         (28)          436        465        275          382
                                                                        -----      -----      -----        -----
Purchase of fixed assets{(3)}....................                      (274)      (292)      (290)        (243)
Proceeds from sale of fixed assets{(3)}..........                        77         82         23           75
Purchase and sale of marketable securities........                       179        190        132        (393)
Cash flow on acquisition of business net of cash
acquired{(3)}....................................                       (93)       (99)      (126)          --
                                                                        -----      -----      -----        -----
Cash flows used in investing activities...........         (29)         (111)      (119)      (261)        (561)
                                                                        -----      -----      -----        -----
Dividends paid....................................                      (155)      (165)       (91)         (87)
Purchase of treasury shares.......................                        --         --       (183)         (70)
Change in liabilities to banks....................                        (7)        (7)        (9)         (36)
                                                                        -----      -----      -----        -----
Cash flows used in financing activities...........                      (162)      (172)      (283)        (193)
                                                                        -----      -----      -----        -----
Net change in cash and cash equivalents...........                       163        174       (269)        (372)
Effect of exchange rate movements on cash and
cash equivalents..................................                        (2)        (2)         4           (5)
Cash and cash equivalents at January 1............                        96        102        367          744
                                                                        -----      -----      -----        -----
Cash and cash equivalents at December 31..........         (27)          257        274        102          367
                                                                        -----      -----      -----        -----
                                                                        -----      -----      -----        -----

-----
(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000.
(2) The 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999.
(3) Figures for 1999 and 1998 adjusted following reclassification


















   The accompanying notes are an integral part of these Consolidated

Financial Statements

SCHERING AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

for the Years Ended December 31,


                                          Paid-up capital
                                          of Schering AG           Retained earnings
                                                   Share    Schering AG  Currency     Other
                                        Issued    premium   reserve for translation  retained    Total
                                        capital   account   own shares   adjustment  earnings    equity
                                                              E million{(1)}
January 1, 1998......................     175        350          1          8       1,420       1,954
Dividend payments....................      --         --         --         --         (87)        (87)
Purchase of treasury shares..........      (2)         2         --         --         (70)        (70)
Net income...........................      --         --         --         --         245         245
Translation adjustments..............      --         --         --        (32)         --         (32)
Other changes........................      --         --         (1)        --           1          --
                                         -----      -----        ---       ----     -------     -------
December 31, 1998....................     173        352         --        (24)      1,509       2,010
Dividend payments....................      --         --         --         --         (91)        (91)
Purchase of treasury shares..........      (4)         4         --         --        (183)       (183)
Increase of legal capital............       3         --         --         --          (3)         --
Net income...........................      --         --         --         --         272         272
Translation adjustments..............      --         --         --         90          --          90
Other changes........................      --         --          2         --          (2)         --
                                         -----      -----        ---       ----     -------     -------
December 31, 1999....................     172        356          2         66       1,502       2,098
Dividend payments....................       -         --         --         --        (165)       (165)
Increase of legal capital............      26        (26)        --         --          --          --
Net income...........................      --         --         --         --         336         336
Translation adjustments..............      --         --         --         28          --          28
Other changes........................      --         --          3         --          (3)         --
                                         -----      -----        ---       ----     -------     -------
December 31, 2000....................     198        330          5         94       1,670       2,297
                                         -----      -----        ---       ----     -------     -------
                                         -----      -----        ---       ----     -------     -------

-----
(1) The 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999.





















   The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.  BASIS OF PRESENTATION

   (1) General principles and other matters
   The Consolidated Financial Statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee (IASC). New standards established by the IASC are adopted at the required adoption date. The Consolidated Financial Statements also comply with EEC directive 83/349/EEC. Following a revision to the German Commercial Code (HGB) in 1998 (section 292a of the HGB), Schering AG was permitted to elect to no longer prepare the Consolidated Financial Statements in accordance with German generally accepted accounting principles (German GAAP). In 1999, Schering AG made this election and commencing with fiscal year 1999, has prepared the Consolidated Financial Statements solely in accordance with IAS.

   Consolidated Financial Statements for periods ended on or prior to December 31, 1998, were also in accordance with HGB. Differences between IAS and HGB were not material for periods ended on or prior to December 31, 1998.

   As of January 1, 1999, Schering AG adopted the euro as its reporting currency for the Consolidated Financial Statements. The 1998 figures have been restated from the prior reporting currency
(DM) into euro at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999. The comparative Financial Statements depict the same trends as would have been presented if the Group had continued to present Financial Statements in DM. Financial Statements for years prior to January 1, 1999 may not be comparable to the Financial Statements of other companies that report in euro and that restated amounts from a different currency than DM.


   (2) Companies included in the Consolidated Financial Statements

   The Consolidated Financial Statements include, in addition to Schering AG, all companies in which Schering AG controls a majority of the members voting rights (collectively the Schering AG Group or the Group).

   There are 34 domestic companies and 101 foreign companies included in the Consolidated Financial Statements. 18 companies were consolidated for the first time in 2000, including the newly acquired Mitsui Pharmaceuticals and the CIS Group, where the Schering AG Group acquired 60% of the shares. Four companies are no longer consolidated because of sale, termination or mergers. As a result of the first-time application of interpretation SIC-12 "Consolidation
-- Special Purpose Entities" we also included two special funds in the Consolidated Financial Statements. Results relating to prior periods of E 16m have been included in net income of 2000. If the special funds had always been consolidated, net income in 1999 would have been lower by E 2m, net income in 1998 would have been higher by E 8m and the aggregated net income of periods before 1998 would have been higher by E 10m. All other changes to the companies included in the Consolidated Financial Statements did not have - on an overall basis
- a material effect on the assets and liabilities or net income of the Group. Comparability with the previous years is not affected.

   Joint ventures are consolidated proportionately. Associated companies - investments where we have the ability to exercise significant influence - are accounted for using the equity method.


   The principal companies included in the Consolidated Financial
Statements are listed in note (33). The complete list of Group ownership interests is filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.

SCHERING AG

   (3)   Consolidation principles
   Investments in subsidiaries are consolidated by offsetting the Groups acquisition costs against its portion of shareholders equity at the date of acquisition or first-time consolidation. Differences between acquisition costs and shareholders equity are allocated to identifiable assets and liabilities. Any excess of the acquisition costs over the fair value of net assets acquired is capitalized as goodwill. Any excess of the fair value of net assets acquired over the acquisition costs is-after deducting the fair values of intangible assets-recognized as negative goodwill and offset against other goodwills. Differences in respect of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are conformed to the Groups accounting policies and procedures described in note (4).

   Inter-company profits and losses, sales, income and expenses, receivables and liabilities between companies included in the Consolidated Financial Statements have been eliminated. Inter-company profits with joint ventures and associated companies have been eliminated to the extent of our ownership interest.

   (4) Valuation and accounting policies

   Goodwill is capitalized and amortized on a straight-line basis over periods of up to 15 years. In determining the economic useful life of goodwill, the Group considers contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in "Other operating expenses". Negative goodwill -to the extent that it relates to expected future losses-is recognized as income under "Other operating income" when the future losses are realized. Other intangible assets are valued at cost less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is included in the expenses of the respective consuming functions. As of January 1, 2000, we adopted IAS 38 "Intangible Assets". Under the new standard, intangible assets are recognized when it is probable that future economic benefits attributable to the asset will flow to the enterprise and cost of the asset can be reliably measured.
As a result, the Group capitalized E 13m relating to internally generated software.

   Property, plant and equipment are valued at cost less accumulated depreciation based on normal wear and tear. The production cost of self-manufactured assets includes, in addition to direct costs, an allocation of production overhead and depreciation. Grants by third parties reduce the purchase price or production cost. Interest on third-party borrowings is not included in production costs. Repair costs are written off immediately as expenses. Buildings are depreciated on a straight- line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Assets used for the production of active ingredients and intermediate products are depreciated using an accelerated method due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   Investments are shown at cost. Investments in associates are accounted for using the equity method and therefore are valued at cost plus or minus amortization of goodwill, profit distributions, and the retained profits or losses of the company concerned. Interest-free loans and loans at below- market interest rates are shown at their discounted cash value.

   If the carrying amount of a tangible or intangible asset calculated in accordance with these principles exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If reasons for the impairment charge no longer exist, it is reversed into income. As of January 1, 2000, we adopted IAS 36 "Impairment of Assets". The adoption did not significantly change our previous valuation and accounting policies and did not have an effect on the assets and liabilities or net income of the Group.

   Inventories are valued at the lower of purchase cost or production cost and net realizable value. Inventory costs are determined using the weighted average method. Production costs include direct costs, factory overheads and depreciation. In addition, cost of sales includes expenses relating to unutilized capacity. Allowances are provided for slow moving and obsolete inventory.

   Accounts receivable and bills of exchange are reflected net of an allowance for doubtful accounts.

   Marketable securities are valued at the lower of cost or quoted market value.

   Provisions for defined benefit pension plans are calculated using the projected unit credit method, which considers future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. We do not apply the corridor approach permitted under IAS 19 (revised 1998). All actuarial gains and losses are deferred and recognized over the expected remaining service period of existing employees.

   The following assumptions were used in calculating the pension liabilities (weighted average figures for foreign plans):

                                          German Plans     Other Plans
                                       2000  1999  1998  2000  1999  1998
Discount rate........................  6.5%  6.5%  7.0%  5.5%  5.7%  7.0%
Increase in salaries.................  3.0%  3.0%  3.5%  4.5%  4.2%  4.5%
Increase in pensions.................  1.5%  1.5%  1.5%  0.7%  0.7%  0.9%
Expected return on
plan assets..........................  n.a.  n.a.  n.a.  6.3%  6.5%  6.6%


   Mortality rates for German plans are based on Prof. Dr Klaus
Heubecks biometric calculation tables 1998.

   Assumptions for defined benefit pension plans outside Germany are based on local conditions.

SCHERING AG

   As of January 1, 1999, we adopted IAS 19 (revised 1998). Under the new standard, actuarial assumptions reflect market expectations at the balance-sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

   "Other provisions" are recognized when it is probable that a liability has been incurred and a reasonable estimate of the amount can be made. As of January 1, 2000, we adopted IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The adoption of IAS 37 did not significantly change our previous valuation and accounting policies and did not have a material effect on the assets and liabilities or net income of the Group.

   Derivative financial instruments, which are used to reduce currency risk on existing assets or liabilities and anticipated transactions as well as to control the duration of our liquid funds, marketable securities and loans, are accounted for as hedging instruments.

   Commitments and contingencies that have not been recognized in the balance-sheet are described in note (31).

   Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed and the amount of future returns can be reasonably estimated.

   Product returns are accepted as a matter of contract or as a matter of practice. In the reported periods, product returns were insignificant. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes, and goods and service taxes are excluded from net sales. Costs for research and development are charged to expenses as incurred.

   Income taxes have been deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the balance-sheet and their associated tax bases. Deferred taxes related to consolidation adjustments and tax loss carry forwards have been calculated according to the same principle. Deferred taxes are based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities. As of January 1, 1998, we adopted IAS 12 (revised 1996). The effect of adoption was not significant on net income, however, deferred tax assets and liabilities increased by E 24m as assets and liabilities are offset only under certain circumstances under the revised standard. Prior to 1998, deferred taxes were recognized based on the concept of timing differences.

   Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Significant estimates include provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.

SCHERING AG

   (5) Currency translation
   Foreign currency balances included in the financial statements of individual group companies are translated at the exchange rate on the balance-sheet date, unless hedged by forward transactions, in which case they are valued at the forward rate.

   Translation of the financial statements of group companies located outside the European Monetary Union is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies as well as the Groups share of the equity of foreign associated companies are translated at the exchange rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the year. Goodwill arising on the acquisition of an entity located outside the European Monetary Union and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such entity are treated as assets and liabilities of that entity and translated at the exchange rate on the balance-sheet date. Exchange differences are recognized directly in shareholders equity.

   As of January 1, 1999, group companies located in countries participating in the European Monetary Union adopted the euro as their reporting currency.

   Currencies which are of particular importance to the Group have experienced the exchange- rate fluctuations shown below:


                                                 Balance-sheet rate (E)  Annual average rate (E)
                                                  2000   1999   1998      2000   1999   1998
1 US Dollar.....................................   1.07   1.00   0.86     1.09   0.95   0.90
1 Pound Sterling................................   1.60   1.61   1.43     1.65   1.53   1.49
1 Brazilian Real................................   0.55   0.55   0.71     0.59   0.51   0.77
100 Japanese Yen................................   0.94   0.97   0.74     1.01   0.84   0.69


B.  NOTES TO THE CONSOLIDATED INCOME STATEMENTS

   (6) Net sales


                                                2000    1999    1998
                                                E m     E m     E m
Sales by business area
Fertility Control and Hormone Therapy.......... 1,353   1,173   1,109
Therapeutics................................... 1,402   1,128     991
Diagnostics and Radiopharmaceuticals........... 1,360   1,040     882
Dermatology....................................   221     199     189
Other Sources..................................   157     134     114
                                                -----   -----   -----
                                                4,493   3,674   3,285
                                                -----   -----   -----
                                                -----   -----   -----

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (7) Engineering and administration costs

   "Engineering and administration costs" include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to production costs), training, and administration such as data processing, purchasing and accountancy.

   (8) Other operating income

                                                    2000 1999 1998
                                                    E m  E m  E m
Income from changes in foreign exchange rates......  62   100   85
License and commission income......................  36    30   23
Income from recharged costs........................  65    73   75
Income from reversal of provisions.................  47    66   20
Other .............................................  90    65   59
                                                   ----  ----  ---
                                                    300   334  262
                                                   ----  ----  ---
                                                   ----  ----  ---

   Income from recharged costs relates to fees from third parties for the supply of technical infrastructure as well as income from other services provided to third parties. The related costs are included in other operating expenses [see note (9)].


(9) Other operating expenses


                                                 2000  1999  1998
                                                 E m   E m   E m
Expenses from changes in foreign exchange rates.  110   149    70
Amortization of goodwill........................   38    32    35
Restructuring costs.............................    -     -    21
Costs of recharged services.....................   62    51    51
Other ...........................................  89   122   114
                                                 ----  ----  ----
                                                  299   354   291
                                                 ----  ----  ----
                                                 ----  ----  ----

   Restructuring costs in 1998 primarily relate to termination benefit costs relating to the consolidation of the packaging operations for liquid and solid dosage forms in Berlin.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (10) Financial result


                                                                 2000  1999  1998
                                                                 E m   E m   E m
Net income from investments
Result from investments in associates
                                                                  (57)  (59)  25
Income from other investments................................       0     0    0
Income from disposal of investments..........................      56     -   28
Impairment of investments....................................        -    -  (11)
                                                                 ----  ----  ----
                                                                   (1)  (59)  42
                                                                 ----  ----  ----

Interest result
Income from long-term securities and loans...................       2     2    3
Interest receivable and similar income.......................      40    69   72
Interest payable and similar charges.........................     (15)  (20) (21)
                                                                 ----  ----  ----
Net interest.................................................      27    51   54
Interest costs included in additions to provisions for pensions   (73)  (69) (71)
                                                                 ----  ----  ----
                                                                  (46)  (18) (17)
                                                                 ----  ----  ----

Other financial result
Amortization of premiums on debt securities..................      (4)  (21) (20)
Other financial income.......................................      60    28   17
Other financial expenses.....................................     (14)   (7)  (8)
                                                                 ----  ----  ----
                                                                   42     0  (11)
                                                                 ----  ----  ----
Financial result.............................................      (5)  (77)  14
                                                                 ----  ----  ----
                                                                 ----  ----  ----

   The "Result from investments in associates" includes a loss of E 59m relating to our ownership interest in Aventis CropScience (1999: loss of E 60m; 1998: income of E 25m). As of January 1, 2000, the agribusiness of Rhone-Poulenc and AgrEvo, a joint venture of Schering and Hoechst, have been contributed to Aventis CropScience. Schering AG Group received a 24% share in Aventis CropScience in exchange for the Groups 40% share in AgrEvo GmbH. The loss includes goodwill amortization of E 24m (1999: E 28m; 1998: E 24m) as well as restructuring and other one-time costs of E 78m (1999: E 57m; 1998: E
0m).

   "Income from disposal of investments" in 2000 principally relates to the sale of shares in public companies in the United States.
"Income from disposal of investments" in 1998 principally relates to the sale of shares in a German public company.

   Investments in two US public companies were written down in 1998 by E 11m to reflect a permanent impairment in value.

   "Other financial income" and "Other financial expenses" include gains and losses from the sale of marketable securities and gains and losses from interest-rate derivative transactions.

SCHERING AG

   (11) Taxes on profit

   Income before taxes is as follows:


                        2000  1999  1998
                         E m  E m  E m
Domestic..............   314   234   237
Foreign...............   321   225   187
                        ----  ----  ----
                         635   459   424
                        ----  ----  ----
                        ----  ----  ----

   The respective tax expenses are:


                        2000  1999  1998
                        E m   E m   E m
Domestic.............. (156)  (111) (117)
Foreign............... (134)   (70)  (58)
                        ----  ----  ----
                       (290)  (181) (175)
                        ----  ----  ----

   The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG to tax expenses at the effective tax rate is as follows:


                                                                    2000  1999  1998
                                                                   E  m  E  m  E  m
Income before taxes...............................................   635   459   424
                                                                    ----  ----  ----
Notional tax expenses (at the statutory rate applicable to          (331) (239) (239)
Schering AG)......................................................
Tax reduction relating to proposed dividend payments..............    42    35    20
                                                                    ----  ----  ----
                                                                    (289) (204) (219)
Tax effect of non-deductible expenses and tax-free receipts......     (5)  (12)  (29)
Tax effect of recognizing income from associates net of tax......    (30)  (29)   12
Deferred tax expenses from applying reduced tax rates
reflecting German tax reform.....................................   (15)    --    --
Effects of lower tax rates abroad................................    49     64    61
                                                                    ----  ----  ----
Tax expenses.....................................................  (290) (181) (175)
Tax rate in %....................................................   45.7  39.4  41.3
Current tax expenses.............................................  (217) (199) (204)
Deferred tax income/expenses.....................................   (73)   18    29
                                                                    ----  ----  ----
Tax expenses.....................................................  (290) (181) (175)
                                                                    ----  ----  ----
                                                                    ----  ----  ----

   Current tax expenses in 2000 were reduced by E 2m relating to the use of tax loss carry forwards (1999: E 1m: 1998: E 1m). Deferred tax assets of E 11m are recognized at December 31, 2000 relating to tax loss carry forwards (December 31, 1999: E 9m). At December 31, 2000, unrecognized tax loss carry forwards totaled E 34m (December 31, 1999: E 18m). Of these amounts, E 9m has no expiration date, while the remainder expires within five years.

SCHERING AG

   The deferred tax assets and liabilities relate to the following balance-sheet items; assets relating to tax loss carry forwards are included in "Other":

                                                      December 31, 2000   December 31, 1999
                                                      Assets Liabilities  Assets Liabilities
                                                      E m          E m    E m       E m
Property, plant and equipment and intangible assets     2           94    (115)       0
Inventories..................................          13          (39)    111        5
Provisions for pensions......................          21          (26)     56       (1)
Other provisions.............................          41          (33)     81        0
Other ........................................         43           54      15       12
                                                     ----      -------    -----     -----
                                                      120           50     148       16
                                                     ----      -------    -----     -----
                                                     ----      -------    -----     -----

   Deferred taxes on property, plant and equipment principally relate to lower tax bases resulting from special tax allowances for assets in certain parts of Germany.

   Deferred tax liabilities have not been established for withholding tax on retained earnings of foreign subsidiaries as management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in case of dividend payments totaled E 578m. If such earnings were distributed, withholding tax of E 35m would be due based on tax rates in effect at the balance-sheet date.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (12) Earnings per share
   Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding.


                                    2000         1999         1998
Net income (E m)..............          336           272           245
Weighted average number
of shares outstanding.........  198,000,000   201,064,245   204,821,961
Basic earnings per share (E)..         1.70          1.35          1.19
                                -----------   -----------   -----------

   For the calculation of diluted earnings per share the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares. The Group`s stock option plans represent a potential dilution in the earnings per share. The plans grant Schering AG share options to key executives. The exercise of the options depends on certain performance criteria relating to the Schering AG share price which are determined in the stock option plans [see note (35)].


                                               2000        1999        1998
Net income (E m)..........................         336         272         245
Weighted average number
of shares outstanding..................... 198,000,000 201,064,245 204,821,961
Adjustment for potential dilutive shares..   1,586,700     165,690      59,475
                                           ----------- ----------- -----------
Weighted average number of shares
(including potential dilutive shares)..... 199,586,700 201,229,935 204,881,436
Diluted earnings per share (E)............        1.68        1.35        1.19
                                           ----------- ----------- -----------
                                           ----------- ----------- -----------

   The conditions of the plans reserve Schering AG the right to settle claims from the exercise of option rights in the form of cash payments instead of issuing shares.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -
                                               - (Continued)
   (13) Personnel costs/employees


                                            2000    1999   1998
Personnel costs (E m)
Wages and salaries.......................    1,149     923     859
Social security and support payments......     209     173     162
                                            ------  ------  ------
                                             1,358   1,096   1,021
Pensions.................................       64      64      49
                                            ------  ------  ------
                                             1,422   1,160   1,070
                                            ------  ------  ------
                                            ------  ------  ------

Number of employees (average for year)
Production...............................    8,056   7,738   7,612
Marketing and selling....................    7,848   7,242   6,954
Research and development.................    4,171   3,968   3,841
Engineering and administration...........    3,645   3,482   3,411
                                            ------  ------  ------
                                            23,720  22,430  21,818
                                            ------  ------  ------
                                            ------  ------  ------

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

C.  NOTES TO THE CONSOLIDATED BALANCE SHEETS
   (14) Intangible assets



                                                               Patents,
                                                              licenses,
                                                              trademarks
                                                    Internally   and
                                                    generated  similar           Negative
                                                     software   assets  Goodwill goodwill Total
                                                       E m       E m      E m      E m    E m
Cost
January 1, 1999....................................    --           88     418      --    506
Change in consolidated companies...................    --           18      --      --     18
Additions..........................................    --            8      90      --     98
Disposals..........................................    --           (2)     (5)     --     (7)
Translation adjustments............................    --            3       3      --      6
                                                     ------     -------   -------  ----  -----
December 31, 1999..................................    --          115     506      --    621
Change in consolidated companies...................    --           40       8      --     48
Additions..........................................    13           58       4     (13)    62
Disposals..........................................    --           (5)     --      --     (5)
Translation adjustments............................     0            0       7      --      7
                                                     ------     -------   -------  ----  -----
December 31, 2000..................................    13          208     525     (13)   733
                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----

Accumulated depreciation and reversals
January 1, 1999....................................    --           40      85      --    125
Additions..........................................    --           16      32      --     48
Disposals..........................................    --           (2)     (5)     --     (7)
Translation adjustments............................    --            1       0      --      1
                                                     ------     -------   -------  ----  -----
December 31, 1999..................................    --           55     112      --    167
Change in consolidated companies...................    --            5       4      --      9
Additions..........................................     0           23      38      (1)    60
Disposals..........................................    --           (4)     --      --     (4)
Translation adjustments............................    --            0       0      --      0
                                                     ------     -------   -------  ----  -----
December 31, 2000..................................     0           79     154      (1)   232
                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----
Book values as at December 31, 1999................    --           60     394      --    454
Book values as at December 31, 2000................    13          129     371     (12)   501

   The amount reported under "Change in consolidated companies" in 2000 refers mainly to acquired intangibles arising from the acquisition of Mitsui Pharmaceuticals, and is being amortized over eight years. The amount reported in 1999 refers to acquired intangibles arising from the acquisition of Diatide, and is being amortized over six years.

   The negative goodwill of E 13m results from the acquisition of 60% of the shares of the CIS Group, and is being reversed into income to the extent expected future losses from the CIS Group are realized (2000: E 1m). Additions to goodwill in 1999 relates primarily to goodwill from the acquisition of Diatide, and is being amortized over 15 years.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   (15) Property, plant and equipment


                                                                                           Construction
                                                               Machinery and Other factory  in progress
                                                       Land and  technical    and office    and advance
                                                      buildings  equipment    equipment      payments    Total
                                                          E m        E m          E m         E m         E m
Cost
January 1, 1999.......................................   1,236        1,147          635          44    3,062
Change in consolidated companies......................       0            0            1          --        1
Additions.............................................      17           36           63          47      163
Disposals.............................................     (20)         (66)         (60)         (1)    (147)
Transfers.............................................      21           25           11         (57)       0
Translation adjustments...............................      53           15           26           6      100
                                                        -------      -------      -------      ------   ------
December 31, 1999                                        1,307        1,157          676          39    3,179
Change in consolidated companies......................      76           87           21           1      185
Additions.............................................      14           28           72          70      184
Disposals.............................................     (14)         (34)         (55)         (1)    (104)
Transfers.............................................      18           13           15         (46)      --
Translation adjustments...............................       8            2            6           1       17
                                                        -------      -------      -------      ------   ------
December 31, 2000.....................................   1,409        1,253          735          64    3,461
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------

Accumulated depreciation
January 1, 1999.......................................     597          912          472          --    1,981
Change in consolidated companies......................       0            0            0          --        0
Additions.............................................      37           62           63          --      162
Disposals.............................................     (18)         (64)         (55)         --     (137)
Transfers.............................................      --            0           --          --        0
Translation adjustments...............................      22           10           18          --       50
                                                        -------      -------      -------      ------   ------
December 31, 1999.....................................     638          920          498          --    2,056
Change in consolidated companies......................      32           68           16          --      116
Additions.............................................      42           62           74          --      178
Disposals.............................................    (11)         (33)         (51)          --      (95)
Reversal of impairments...............................     (2)          (1)           --          --       (3)
Transfers.............................................      --           --           --          --       --
Translation adjustments...............................       2            1            5          --        8
                                                        -------      -------      -------      ------   ------
December 31, 2000.....................................     701        1,017          542          --    2,260
Book values as at December 31, 1999...................     669          237          178          39    1,123
Book values as at December 31, 2000...................     708          236          193          64    1,201
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------

   Additions to property, plant and equipment were up by 13% to E
184m in 2000. 45% of this expenditure related to Germany, 16% to other countries of the European Union, 18% to the United States, and 9% to Japan.

   50% of capital expenditures were related to replacement and expansion of production facilities, 16% to research and development, and 34% to infrastructure and other functions.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (16) Financial assets

                                                     Investments     Other    Long-term    Sundry
                                                    in associates investments securities   loans  Total
                                                         E m          E m        E m        E m    E m
Cost
January 1, 1999....................................         393         34         2        48     477
Additions..........................................         164         29         0         8     201
Disposals..........................................         (11)        (4)        0       (11)    (26)
Translation adjustments............................          12          7         0         2      21
                                                         -------      -----      ----      ----   -----
December 31, 1999..................................         558         66         2        47     673
Change in consolidated companies...................          --          2        --         2       4
Additions..........................................           5         29        --         4      38
Disposals..........................................          (5)       (23)       --       (10)    (38)
                                                         -------      -----      ----      ----   -----
Translation adjustments............................           8          5         -         1      14
December 31, 2000..................................         566         79         2        44     691
                                                         -------      -----      ----      ----   -----
                                                         -------      -----      ----      ----   -----

Accumulated depreciation
January 1, 1999....................................           6         14         0        11      31
Additions..........................................          61          0        --         2      63
Disposals..........................................          --         (2)       --        (2)     (4)
Translation adjustments............................          --          2        --         0       2
                                                         -------      -----      ----      ----   -----
December 31, 1999..................................          67         14         0        11      92
Change in consolidated companies...................          --         --        --        --      --
Additions..........................................          62         --        --         1      63
Disposals..........................................          --         (7)       --        (2)     (9)
Translation adjustments............................          --          2        --         0       2
                                                         -------      -----      ----      ----   -----
December 31, 2000..................................         129          9         0        10     148
                                                         -------      -----      ----      ----   -----
                                                         -------      -----      ----      ----   -----
Book values as at December 31, 1999................         491         52         2        36     581
Book values as at December 31, 2000................         437         70         2        34     543

   Additions to "Investments in associates" relate to profit shares and in 1999 also to a E 159m increase in capital at former Hoechst Schering AgrEvo GmbH.

   Disposals of "Investments in associates" include dividend payments and in 1999 also a loss of E 3m relating to our former ownership interest in AgrEvo.

   Additions to depreciation of " Investments in associates" reflect our share in the loss of the Aventis CropScience Group of E 59m. In 1999, depreciation included expenses of E 57m for restructuring measures at Aventis CropScience in which we contributed our share in AgrEvo.

   Market values of marketable investments exceed book values by E 46m (December 31, 1999: E 21m).

   Sundry loans include E 30m (December 31, 1999: E 32m) in loans to employees.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Development of book values of investments in associated companies:


                              Aventis      Other
                            CropScience  associated
                          (1999: AgrEvo)  companies   Total
                               E m          E m        E m
January 1, 1999..........         356         31       387
Capital increases........         159         --       159
Profit/loss shares {(1)}         (60)         1       (59)
Dividend payments........          (1)        (7)       (8)
Translation adjustments..          12         --        12
                                ------     ------     ------
December 31, 1999........         466         25       491
Profit/loss shares{(1)}.         (59)         2       (57)
Dividend payments........           -         (5)       (5)
Translation adjustments..           7          1         8
                                ------     ------     ------
December 31, 2000........         414         23       437
                                ------     ------     ------
                                ------     ------     ------
(1) after deduction of goodwill amortization.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (17) Inventories


                                       Dec. 31,   Dec. 31,
                                         2000       1999
                                          E m       E m
Raw materials and supplies...........     154        140
Work in process......................     316        231
Finished goods and goods for resale..     307        310
Payments on account..................       2          1
                                        ------     ------
                                          779        682
                                        ------     ------
                                        ------     ------

   Inventories at December 31, 2000 include E 28m carried at net realizable values lower than purchase or production costs (December 31, 1999: E 72m).

   (18) Trade receivables
   Trade receivables at December 31, 2000 include E 14m with a remaining term of more than one year (December 31, 1999: E 6m).
Allowances for doubtful accounts on trade receivables as of December 31, 2000 were E 28m (December 31, 1999: E 22m).
   (19) Other receivables and other assets


                                                            Dec. 31,   Dec. 31,
                                                              2000      1999
                                                              E m       E m
Loans to companies, in which an equity interest is held....      7       51
Current tax assets.........................................    166       46
Deferred tax assets........................................    120      148
Sundry assets..............................................    250      170
                                                             ------   ------
                                                               543      415
                                                             ------   ------
                                                             ------   ------

   Other receivables and other assets include E 130m with a remaining term of more than one year (December 31, 1999: E 160m).
   (20) Marketable securities


                       Dec. 31,  Dec. 31,
                         2000     1999    Change
                         E m       E m     E m
Book values...........   378       481    (103)
Fair values...........   441       578    (137)
                        -----     -----   ------
Unrealized gains......    63        97     (34)
                        -----     -----   ------
                        -----     -----   ------


SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   During November 2000 Schering AG purchased 170,000 treasury shares at an average price of E 63.44 per share for distribution to employees in April 2001. Participants in the share bonus program are entitled to purchase shares at E 26.50 each. The shares are valued at the price paid by the employee and are included in marketable securities, totaling E 5m (marketable securities as at December 31, 1999 included treasury shares for distribution to employees of E 2m). The difference between the price paid by Schering AG and that paid by the employee(E 36.94 per share; total cost of E 6m) was charged to compensation costs in 2000 (1999: E 28.94 per share; total cost of E
6m).

   (21) Paid-up capital of Schering AG
   At December 31, 2000, issued capital totaled E 198m (December 31, 1999: E 172m; December 31, 1998: E 173m) and was divided into 198,000,000 shares (December 31, 1999: 198,000,000 shares; December
31, 1998: 202,974,069 shares). Issued capital was increased by E 26m to E 198m in 2000 through transfer of share premiums. Furthermore, issued capital was divided into 198,000,000 shares (1:3 share split).

As a result, each share now represents a proportion of E 1.00 of issued capital. All share and per share amounts included in the Consolidated Financial Statements have been restated to reflect the split.

   At the Annual General Meeting held on April 29, 1998, a decision was made to reclassify the issued capital under which the par value shares were converted to no par value shares. At April 29, 1998, the issued capital consisted of 205,026,069 shares.

   The Executive Board is authorized to purchase treasury shares until September 30, 2001 for the purpose of redemption. In total, up to E 15,000,000 in issued capital may be acquired under this authorization.

   In 2000, no treasury shares were repurchased for the purpose of redemption. In 1999, 4,974,069 treasury shares (1998: 2,052,000 shares) were repurchased for a total cost of E 183m (1998: E 70m). Issued capital of E 4m relating to these shares (1998: E 2m) was deducted. In accordance with (S) 237 section 5 of the German Stock Corporation Act (Aktiengesetz), the same amount was transferred from retained earnings to the share premium account.
   The Executive Board is authorized until April 26, 2004 to increase issued capital with the approval of the Supervisory Board once or on several occasions by issuing new shares for cash or non-cash consideration, providing that the overall increase in issued capital does not exceed a total amount of E 85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

  . if the capital increase from cash proceeds does not exceed a total amount of E 15,000,000 and the issue price of the new shares is not substantially below the stock exchange price for the shares at the time the issue price is determined by the Executive Board; or

  . if the capital increase is effected for the issue of employee shares; or

  . if the capital increase is effected for non-cash consideration; or

  . to the extent necessary to allow holders of convertible bonds or option debenture bonds of Schering AG to subscribe to the new shares.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or option debenture bonds once or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues is not to exceed E 300,000,000. Convertible or debenture options on Schering AG shares may be issued up to a total of E 11,538,462 in issued capital. Accordingly, the issued capital of Schering AG may be increased by up to E 11,538,462 through the issue of up to 11,538,462 shares. This conditional increase in issued capital is solely for the exercise of convertible bonds and option debenture bonds.

   (22) Retained earnings
   The difference between the purchase price and issued capital for shares retired in 1999 totaled E 179m (1998: E 68m), and was charged to retained earnings. In accordance with (S) 237 section 5 of the German Stock Corporation Act, issued capital for the retired shares (1999: E 4m; 1998: E 2m) was transferred from retained earnings to the share premium account.

   The Executive Board expects to propose to the Annual General Meeting a dividend of E 0.67 per share (totaling E 133m) and a bonus dividend of E 0.33 per share (totaling E 65m). The overall amount of E 198m proposed for distribution will be deducted from retained earnings in 2001.

   (23) Provisions for pensions and similar obligations



                                                                   Dec. 31, 2000   Dec. 31, 1999
                                                                        E m             E m
Provisions for retirement benefit plans in Germany, unfunded....       1,153           1,101
Provisions for retirement benefit obligations outside Germany....         71              51
Provisions for similar obligations...............................         54              49
                                                                      -------         -------
                                                                       1,278           1,201
                                                                      -------         -------
                                                                      -------         -------

   Pension benefits in Germany are primarily determined by years of service and average remuneration in the last five years before retirement.

   Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded. In calculating the net periodic pension costs for these plans we consider planned service costs and expected return on plan assets.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Changes in the projected benefit obligation (PBO) and the fair value of plan assets are as follows:



                                                        German plans Other plans
                                                         2000  1999  2000  1999
                                                         E m   E m   E m   E m
Change in projected benefit obligation
PBO at beginning of the year...........................1,132  1,046   231   161
Service costs..........................................   23     26    19    14
Interest costs.........................................   73     69    15    11
Actuarial (gains) and losses...........................  (26)    36   (16)   17
Benefits paid..........................................  (46)   (43)  (11)   (7)
Transfer of obligations................................    1     (2)   (1)   --
Change in consolidated companies.......................    1     --    45    --
Translation adjustments................................   --     --     0    35
                                                       ------ ------ ----- -----
PBO at end of year.....................................1,158  1,132   282   231
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----

Change in plan assets
Fair value of plan assets at beginning of the year.....   --     --   175   126
Actual return on plan assets...........................   --     --     4    17
Employer contribution..................................   --     --    14    10
Contributions by plan participants.....................   --     --     1     0
Benefits paid..........................................   --     --   (10)   (7)
Change in consolidated companies.......................   --     --    32    --
Translation adjustments................................   --     --    (1)   29
                                                       ------ ------ ----- -----
Fair value of plan assets at end of year...............   --     --   215   175
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----
Funded status..........................................1,158  1,132    67    56
Unrecognized actuarial gains...........................   --     --     9     3
Unrecognized actuarial losses..........................   (5)   (31)   (5)   (8)
                                                       ------ ------ ----- -----
Provisions for pensions................................1,153  1,101    71    51
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----

   Pension expenses for unfunded plans include both compensation costs that are classified in operating expenses and interest, which is classified as a component of interest costs. Net periodic pension costs of defined benefit plans and total pension costs are as follows:


                                                                  2000  1999  1998
                                                                  E m   E m   E m
Service costs....................................................   42    40    34
Interest costs..................................................    88    80    81
Expected return on plan assets..................................   (12)  (10)   (8)
Amortization of unrecognized actuarial gains and losses..........    2     4     1
                                                                  ----- ----- -----
Net periodic pension costs of defined benefit plans..............  120   114   108
Costs of defined contribution plans and other pension costs......   17    19    12
                                                                  ----- ----- -----
Total pension costs..............................................  137   133   120
                                                                  ----- ----- -----
                                                                  ----- ----- -----

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (24) OTHER PROVISIONS


                       January 1, 2000
                        Current  Total   Additions
                          E m     E m       E m
Provisions for
current tax...........     99      99       96
deferred tax..........     --      16       36
personnel costs.......    158     231      273
third-party claims....     --      75        2
environmental matters.     --      36       13
restructuring.........     --      24       --
other ................    126     146      112
                         -----   -----    -----
                          383     627      532
                         -----   -----    -----
                         -----   -----    -----

   (24) OTHER PROVISIONS - (Continued)


                                                                 December 31, 2000
                                        Change in
                                       consolidated  Translation
                         Use  Reversals companies    adjustments  Total  Current
                         E m     E m       E m           E m       E m     E m
Provisions for
current tax...........   (78)    (21)        1             0        97      97
deferred tax..........    --      (3)       --             1        50      --
personnel costs.......  (184)     (2)        8             2       328     206
third-party claims....    (8)     (7)        0             0        62      34
environmental matters.    (8)     (1)       16             1        57      10
restructuring.........   (24)     --        --            --        --      --
other ................  (119)    (27)       12             4       128     127
                        -----   ------     ----          ----     -----   -----
                        (421)    (61)       37             8       722     474
                        -----   ------     ----          ----     -----   -----
                        -----   ------     ----          ----     -----   -----

   "Provisions for personnel costs" includes accrued salaries [vacation and holiday, bonuses, and bonus payments based on years of service (known as jubilee premiums)], as well as early retirement benefits. "Provisions for third party claims" includes indemnities related to the sale of businesses and expected costs relating to patent infringement litigations.

   (25) Liabilities


                                                    Dec. 31, 2000   Dec. 31, 1999
                                                    Current Total   Current Total
                                                      E m    E m      E m    E m
Liabilities to banks...............................   217    234      151    186
Advance payments received..........................     6      6        2      2
Trade payables.....................................   335    338      260    261
Bills payable......................................     1      1        2      2
Amounts due to companies in which an equity
interest is held...................................     3      3        1      1
Taxes payable......................................    62     62       47     47
Social security costs payable......................    27     27       22     23
Payables to employees..............................    18     35       28     43
Other liabilities..................................   104    111       76     83
                                                     -----  -----    -----  -----
                                                      773    817      589    648
                                                     -----  -----    -----  -----
                                                     -----  -----    -----  -----

   "Liabilities to banks" includes long-term liabilities of E 43m (December 31, 1999: E 58m) bearing interest at rates between 3.5% and 7.0% per annum. E 26m of these long-term liabilities are due for repayment in 2001 (December 31, 1999: E 23 m due for repayment in 2000).

   (26) Total amount of collateralized loans

   The total amount of collateralized loans at December 31, 2000
(all collateralized by mortgages) was E 51m (December 31, 1999: E
64m).

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   "Provisions for environmental matters" includes asbestos clean-up as well as various other clean-up obligations in Germany, France and the United States. As of January 1, 2000, the "provision for restructuring" consisted of expected costs for early retirement benefits where the affected employee had not yet signed the benefit agreement.

D.  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

   (27) Cash and cash equivalents
   "Cash and cash equivalents" includes cash at banks and cash on hand.

   (28) Cash flows from operating activities
   "Cash flows from operating activities" includes interest received of E 55m (1999: E 83m; 1998: E 65m) and interest paid of E 16m (1999:
E 20m; 1998: E 21m). Payments for income taxes amounted to E 330m
(1999: E 350m; 1998: E 171m).

   "Other non-cash expenses and income" includes our share of the loss from Aventis CropScience.

   (29) Cash flows used in investing activities
   "Purchase and sale of marketable securities" includes purchases of E 203m and sales of E 393m (1999: purchases of E 200m and sales of E 332m; 1998: purchases of E 627m and sales of E 234m).

   "Cash flows used in investing activities" for 1999 includes a capital increase of E 159m at AgrEvo GmbH.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   "Cash flow on acquisition of business net of cash acquired" in 2000 relates to the acquisition of Mitsui Pharmaceuticals and 60% of the shares of the CIS Group (1999: acquisition of Diatide). The allocation of purchase consideration to assets and liabilities acquired is as follows:


                                                                  2000   1999
                                                                   E m    E m
Fixed assets                                                       110    18
Other non-current and current assets.............................. 247    37
Provisions and liabilities........................................(206)  (11)
Minority Interests................................................ (29)   --
Goodwill.......................................................... (13)   89
                                                                  ----- -----
Acquisition costs................................................. 109   133
Cash acquired..................................................... (10)   (7)
                                                                  ----- -----
Cash flow on acquisition of business net of cash acquired.........  99   126
                                                                  ----- -----
                                                                  ----- -----


E.  ADDITIONAL INFORMATION
   (30) Derivative financial instruments
   As we operate on a global basis, the Schering AG Group is subject to various market risks.
We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest rate risks resulting from anticipated transactions and from existing assets and liabilities. We also make use of derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

   The following derivative positions were open at the balance-sheet date:


                                              Notional amount    Fair value
                                                December 31,     December 31,
                                                2000   1999      2000   1999
                                                E m    E m        E m    E m
Currency hedging of anticipated sales and costs
Currency forwards.............................  455    468         25    (4)
Options.......................................   --     50         --     0
                                               -----  -----      -----  -----
                                                455    518         25    (4)
                                               -----  -----      -----  -----
                                               -----  -----      -----  -----
Currency hedging of assets and liabilities
Currency forwards.............................  663    637         44   (10)
                                               -----  -----      -----  -----
Asset and liability management
Options.......................................  105     57         43    19
Interest rate swaps...........................  149     77         (2)   (2)
Interest rate futures.........................  173    157          1     3
                                               -----  -----      -----  -----
                                                427    291         42    20
                                               -----  -----      -----  -----
                                               -----  -----      -----  -----

   Notional amounts reflect the net of sale and purchase contracts. Purchase contracts were immaterial in each individual currency.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance-sheet date as well as anticipated sales and expenses for the next 12 months. At the balance-sheet date, approximately 80% (December 31, 1999: 87%) of the underlying exposure of E 1.4 billion (December 31, 1999: E 1.3 billion) was hedged. Yen and US dollar amounts accounted for approximately 81% (December 31, 1999: 82%) of currency hedging.

   We measure financial derivatives at fair values. Unrealized gains are included in "Other receivables and other assets" and unrealized losses in "Other provisions". Classification in the income statement is consistent with the hedging intent. Accordingly, gains and losses arising from currency hedging are included in other operating income and expenses, while gains and losses relating to asset and liability management are included in financial result. Gains and losses relating to Schering call options acquired for the purpose of a partial hedge of our stock option plans are included in personnel costs.

   In order to properly match gains and losses from currency hedging of anticipated sales and costs with the underlying hedged transaction, we have deferred losses of E 26m at December 31, 1999 and gains of E 11m at December 31, 2000.

   Gains and losses resulting from currency hedging of existing assets and liabilities generally correspond to changes in the hedged balance-sheet items.
   At the balance-sheet date, our net financial position based on liquid funds (cash and cash equivalents plus marketable securities) and bank loans was approximately E 0.4 billion (December 31, 1999: E
0.4 billion). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was five years (December 31, 1999: less than one year).

   Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the setting of limits for individual classes of instruments, the segregation of duties between dealing, settlement, accounting, and controlling as well as the regular reporting on open positions and results based on mark-to-market valuations.

   Derivative financial instruments create credit risk limited to the positive market values of these derivatives.

   In order to minimize credit risks, investments and transactions in derivative instruments are entered into with high-rated debtors and banks within fixed risk limits.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (31) Contingent liabilities and other financial commitments


                                        Dec. 31, 2000  Dec. 31, 1999
                                             E m            E m
Contingent liabilities
Bills and notes......................         --              2
Financial guarantees.................         25             17
                                            -----          -----
                                              25             19
                                            -----          -----
                                            -----          -----

Other financial commitments
Liabilities under operating leases
  due within 1 year....................       35             29
  due between 1 and 5 years............       89             81
  due after 5 years....................       16             23
Authorized capital commitments.........      229            186
                                            -----          -----
                                             369            319
                                            -----          -----
                                            -----          -----

   Schering AG Group has entered into long-term research agreements with various third parties under which Schering AG Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. The approximate payments to these third parties, assuming the milestones or other conditions are met, are as follows:


                         E m
2001 ..................  57
2002 ..................  52
2003 ..................  21
2004 ..................  73
2005 ..................  11
thereafter ............  42
                       -----
                        256
                       -----
                       -----

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   (32) Segment reporting


                                                 Segment  Internal  External   Change
                                                net sales net sales   net       over
                                                                     sales    last year
                                                   E m      E m       E m
2000
Europe Region{(1)}...........................     2,825      817    2,008        14%
United States Region..........................      999        7      992        28%
Japan Region..................................      670       --      670        48%
Latin America/Canada Region...................      496       22      474        27%
Asia Region...................................      201        3      198        21%
Other Activities..............................      227       76      151         6%
                                                 -------    -----  -------      -----
Segment total.................................    5,418      925    4,493        22%
Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----
Schering AG Group.............................    5,418      925    4,493        22%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----

1999
Europe Region{(1)}...........................     2,418      652    1,766         7%
United States Region..........................      780        5      775        14%
Japan Region..................................      454        -      454        32%
Latin America/Canada Region...................      393       21      372         4%
Asia Region...................................      165        1      164        28%
Other Activities..............................      204       61      143        12%
                                                 -------    -----  -------      -----
Segment total.................................    4,414      740    3,674        12%
Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----
Schering AG Group.............................    4,414      740    3,674        12%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----

1998
Europe Region{(1)}...........................     2,228      579    1,649         6%
United States Region..........................      681        3      678         9%
Japan Region..................................      343        0      343       (10)%
Latin America/Canada Region...................      371       12      359        (3)%
Asia Region...................................      129        1      128       (15)%
Other Activities..............................      297      169      128        11%
                                                 -------    -----  -------      -----
Segment total.................................    4,049      764    3,285         3%
Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----
Schering AG Group.............................    4,049      764    3,285         3%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----

-----
(1) incl. Africa, Australia and New Zealand

   The primary basis for our segment reporting is geographic, based on location of customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.
   Segment net sales include sales to third parties (external net sales) and sales to group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arms length prices.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Information on external net sales is generally based on the location of the customer. However, based on our management reporting format, our net sales figures of the Europe Region also include the net sales of the subsidiaries Leiras, Jenapharm, CIS bio international and Justesa Imagen (a subgroup), realized outside Europe. Net sales reported for the United States Region include net sales of the Medrad Group achieved outside the United States.


                                                           Central production Research
                                         Segment    Change      overhead/        and
                                       performance   over       variances    development  Segment    Change over
                                                   last year                  expenses    result      last year
                                          E m                      E m           E m       E m
2000
Europe Region{(1)}..................      819         7%          (60)           (357)    402              6%
United States Region.................     292         5%           (8)           (242)     42            (28)%
Japan Region.........................     246        47%          (15)           (123)    108             44%
Latin America/Canada Region..........     152        28%           (7)            (58)     87             30%
Asia Region..........................      69        28%          (13)            (20)     36             50%
Other Activities.....................      73        (3)%         (36)            (11)     26            (37)%
                                       -------      ------      -------         -------  ------         -------
Segment total........................   1,651        13%         (139)           (811)    701              9%
Other................................  (1,011)         9%         139             811     (61)           (45)%
                                       -------      ------      -------         -------  ------         -------
Schering AG Group....................     640        19%           --              --     640             19%
                                       -------      ------      -------         -------  ------         -------
                                       -------      ------      -------         -------  ------         -------

1999
Europe Region{(1)}..................      769        12%          (63)           (325)    381             20%
United States Region.................     277        13%           (5)           (214)     58             26%
Japan Region.........................     167        40%          (17)            (75)     75             83%
Latin America/Canada Region..........     119        14%           (8)            (44)     67             24%
Asia Region..........................      54        38%          (12)            (18)     24            118%
Other Activities.....................      75        36%          (26)             (8)     41            105%
                                       -------      ------      -------         -------  ------         -------
Segment total........................   1,461        17%         (131)           (684)    646             32%
Other ...............................    (925)        10%         131             684    (110)            39%
                                       -------      ------      -------         -------  ------         -------
Schering AG Group....................     536        31%           --              --     536             31%
                                       -------      ------      -------         -------  ------         -------
                                       -------      ------      -------         -------  ------         -------

1998
Europe Region{(1)}..................      687         6%          (70)           (300)    317              1%
United States Region.................     245         4%           (4)           (195)     46            (19)%
Japan Region.........................     119       (18)%         (12)            (66)     41            (39)%
Latin America/Canada Region..........     104       (27)%          (7)            (43)     54            (42)%
Asia Region..........................      39       (24)%         (13)            (15)     11            (48)%
Other Activities.....................      55         2%          (26)             (9)     20              0 %
                                       -------      ------      -------         -------  ------         -------
Segment total........................   1,249        (2)%        (132)           (628)    489            (15)%
Other................................    (839)       (2)%         132             628     (79)           (48)%
                                       -------      ------      -------         -------  ------         -------
Schering AG Group....................     410        (3)%          --              --     410             (3)%
                                       -------      ------      -------         -------  ------         -------
                                       -------      ------      -------         -------  ------         -------

-----
(1) incl. Africa, Australia and New Zealand

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included as this function is managed on a worldwide basis.

   Segment result comprises segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments have been allocated directly while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) have been allocated to the segments based on sales. Central production overhead and production variances have been allocated based on the production supplied from our central production facilities to the individual segments.

   Total segment result is reconciled to consolidated operating profit as follows:


                                    2000  1999  1998
                                    E m   E m   E m
Total segment result..............  701   646   489
                                   ----- ----- -----
Costs of corporate functions...... (172) (166) (157)
Other operating income/expenses...  111    56    78
                                   ----- ----- -----
Total other.......................  (61) (110)  (79)
                                   ----- ----- -----
Operating profit..................  640   536   410
                                   ----- ----- -----
                                   ----- ----- -----

   The "Costs of corporate functions" comprise administration cost of Schering AG.

   Income and expenses, which were not incurred by the segments and/or arose in the course of unusual transactions, are summarized in "Other operating income/expenses".

SCHERING AG

                                                                    Investments in
                                           Other                      intangibles     Segment    Investments
                                        significant         Segment  and property,   assets by       by
                             Deprecia-   non-cash  Segment  Liabil-   plant and     geographical geographical
                               tion      expenses  assets    ities    equipment       location     location
                               E m          E m     E m       E m        E m            E m          E m
2000
Europe Region{(1)}.........     93           19   1,607       753         76          1,779          107
United States Region........    57            9     681       236         73            641           67
Japan Region................    23            8     510        55         25            471           18
Latin America/Canada Region     14           --     226        36         25            203           21
Asia Region.................     8           --      98         9          8             77            4
Other Activities............    17           --     114        18         17             65            7
                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   212           36   3,236     1,107        224          3,236          224
Other ......................    26           11   1,970     1,710         22          1,970           22
                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   238           47   5,206     2,817        246          5,206          246
                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----

1999
Europe Region{(1)}.........     95           18   1,471       596         73          1,630           99
United States Region........    40            4     590       178        120            554          114
Japan Region................    16            6     356        44         15            318            9
Latin America/Canada Region     13           --     203        29         22            179           18
Asia Region.................     9           --     104        10          9             82            6
Other Activities............    17           --      98        14         12             59            5
                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   190           28   2,822       871        251          2,822          251
Other ......................    20           14   1,807     1,605         10          1,807           10
                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   210           42   4,629     2,476        261          4,629          261
                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----

1998
Europe Region{(1)}.........     96           14   1,399       622         86          1,550          112
United States Region........    42            2     443       141         37            410           31
Japan Region................    12            1     265        28         14            233            8
Latin America/Canada Region     12           --     166        30         13            146            9
Asia Region.................     9           --      90         5         12             67            9
Other Activities............    18           --     105        11         13             62            6
                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   189           17   2,468       837        175          2,468          175
Other ......................    19           12   2,101     1,674         23          2,101           23
                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   208           29   4,569     2,511        198          4,569          198
                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----

-----
(1) INCL. AFRICA, AUSTRALIA AND NEW ZEALAND
    Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.


   "Other significant non-cash expenses" principally consists of pension expenses included in operating profit.

   Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents.

   Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities. Financial liabilities include E 1,153m (1999:
E 1,101m; 1998: E 1,049m) pension obligations from German retirement benefit plans with corresponding E 73m (1999: E 69m; 1998: E 71m) interest costs included in financial result.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   The secondary basis for our segment reporting are the business areas:


                                                                                    Investments in
                                                              Change                 intangibles
                                                               over                 and property,
                                                  External     last    Segment         plant and
                                                 net sales     year    assets        equipment
                                                    E m                  E m             E m
2000
Fertility Control and Hormone Therapy..........      1,353      15%      889              62
Therapeutics...................................      1,402      24%      896              81
Diagnostics and Radiopharmaceuticals...........      1,360      31%    1,097              43
Dermatology....................................        221      11%      211              29
Other Sources..................................        157      17%      143               9
                                                    -------    -----  -------           -----
Segment total..................................      4,493      22%    3,236             224
Other..........................................         --      --     1,970              22
                                                    -------    -----  -------           -----
Schering AG Group..............................      4,493      22%    5,206             246
                                                    -------    -----  -------           -----
                                                    -------    -----  -------           -----

1999
Fertility Control and Hormone Therapy..........      1,173       6%      849              58
Therapeutics...................................      1,128      14%      698              43
Diagnostics and Radiopharmaceuticals...........      1,040      18%      950             134
Dermatology....................................        199       5%      175               9
Other Sources..................................        134      18%      150               7
                                                    -------    -----  -------           -----
Segment total..................................      3,674      12%    2,822             251
Other..........................................         --       --    1,807              10
                                                    -------    -----  -------           -----
Schering AG Group..............................      3,674      12%    4,629             261
                                                    -------    -----  -------           -----
                                                    -------    -----  -------           -----

1998
Fertility Control and Hormone Therapy..........      1,109       8%      804              60
Therapeutics...................................        991       4%      642              46
Diagnostics and Radiopharmaceuticals...........        882      (4)%     740              47
Dermatology....................................        189      (2)%     158              13
Other Sources..................................        114       0%      124               9
                                                    -------    -----  -------           -----
Segment total..................................      3,285       3%    2,468             175
Other..........................................         --       --    2,101              23
                                                    -------    -----  -------           -----
Schering AG Group..............................      3,285       3%    4,569             198
                                                    -------    -----  -------           -----
                                                    -------    -----  -------           -----

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (33) Information on principal companies included in the Consolidated Financial Statements
   The table below contains information on principal companies included in the Consolidated Financial Statements as of and for the year ended December 31, 2000 (the complete list of Group ownership interests will be filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin):


Name and location of company                            % of equity Equity    Result    Sales  Employees
                                                                    E m{(1)} E m{(1)} E m{(1)}
Germany
Schering AG, Berlin{(2)}..........................                   1,197      227    1,920    7,519
Schering Deutschland Holding AG, Hamburg{(3)}.....          100.0      235       34      395      788
Jenapharm GmbH & Co. KG, Jena{(3)}................           74.9      103       30      143    1,057
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium.................          100.0       18        1       54      126
Leiras Oy, Turku/Finland{(3)}.....................           100.0      162       35      186    1,095
Schering S.A., Lys-Lez-Lannoy/France{(3)}.........            99.9      128       15      299    1,323
Schering Holdings Ltd., Burgess Hill/UK{(3)}......           100.0       30        4      136      341
Schering S.p.A., Milan/Italy{(3)}.................           100.0       51       11      250      835
Schering Nederland B.V., Weesp/Netherlands.........          100.0       23        4       53       72
Schering Wien Ges. mbH, Vienna/Austria.............          100.0      279       10       57      166
Schering Lusitana Lda., Mem Martins/Portugal.......          100.0        9        1       38      120
Schering (Schweiz) AG, Zurich/Switzerland..........          100.0       11        2       49       57
Schering Espana S.A., Madrid/Spain{(3)}...........            99.9       45        9      171      636
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi,
Istanbul/Turkey....................................          100.0        3        0       49      138
North America
Schering Berlin Inc., Wilmington,
Del./United States{(3)}.........................             100.0      513       42    1,000    2,804
Berlex Canada Inc., Lachine/Canada.................          100.0        6        1       61      162
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina          100.0       17        0       87      355
Schering do Brasil Ltda., Sao Paulo/Brazil.........          100.0       52        0      160      822
Schering Colombiana S.A., Bogota/Colombia..........          100.0       19        3       49      330
Schering Mexicana S.A., Mexico City/Mexico.........          100.0       41       14       95      247
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia.........           76.8        9        2       23      549
Nihon Schering K.K., Osaka/Japan{(3)}.............            99.9      124       10      649    1,792
Schering Pty. Ltd., Sydney/Australia...............          100.0       27        9       72      110
Schering Korea Ltd., Seoul/Korea...................          100.0       19        2       48      214
Schering Chemicals Ltd., Bangkok/Thailand{(3)}....           100.0        7        2       15      125
Africa
Schering (Pty.) Ltd., Midrand/South Africa.........          100.0       12        2       30       96

-----
(1) With companies outside the European Monetary Union, equity and annual results were converted from local currency amounts into E at the exchange rate in effect on December 31, 2000. Sales were converted into E at the annual average rate of exchange.
(2) Schering AG sells its products mainly to subsidiaries; these sales are not included in the Consolidated Financial Statements.
(3) Details include consolidated subsidiaries.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (34) Emoluments of the Supervisory Board and the Executive Board;
   loans granted
   The total remuneration of the members of the Supervisory Board amounts to E 2,790k and that of the Executive Board to E 8,061k. A provision for the pensions of former members of the Executive Board and their dependents of E 14,337k has been recognized; the expenses for the year ended December 31, 2000 amounted to E 1,402k.

   As part of the stock option plans set up in 1998 and 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 202,500 Schering AG shares as at December 31, 2000. The exercise of the options depends on certain performance criteria of the Schering AG share price which are determined under the provisions of the plans [see note (35)] to our Consolidated Financial Statements). As of January 1, 2001, options on 90,000 Schering AG shares became vested and may be exercised in 2001 and 2002.

   We have granted a loan of E 39k to one member of the Supervisory Board and loans of E 292k to members of the Executive Board
(repayments in 2000: E 62k). Interest is charged on the loans at either 5% or 6%. The loans are repayable over 10, 11, 13 and 16 years.

   (35) Stock option plans
   Schering AG implemented Long-Term Incentive (LTI) Plans in 1998 and 2000. Under the plans, participants invest in Schering AG shares and receive option rights (entitling them to award shares) based on the number of shares purchased. Participants receive one option for each 18 shares of personnel investment. One option right entitles the participant to a maximum of 180 award shares. If the shares acquired by the participants are held during the entire vesting period, the option rights become fully vested, and may be exercised during the exercise period. However, the number of shares available under each option right varies based on any increase in the share price (perfor-mance shares) and the performance of Schering AGs shares relative to a comparator index (outperformance shares). In addition, performance shares for members of the Executive Board are available only if the increase in Schering AGs share price is at least 20% (LTI plan 1998) or 30% (LTI plan 2000).

   Compensation costs are recognized over the three-year vesting period based upon an estimate on the outcome of the performance conditions on the respective balance-sheet dates. Compensation costs are recognized in the income statement.


                                                                LTI 1998          LTI 2000
Number of options outstanding as of January 1, 2000..              3,945                --
Granted..............................................                 --             4,970
Forfeited in 2000....................................                 40                60
Exercised in 2000....................................                 --                --
Number of options outstanding as of December 31, 2000              3,905             4,910
Maximum number of award shares.......................            702,900           883,800
Exercise price per share (E).........................                  0                 0
Compensation costs 2000 (E m)........................                 22                16
Compensation costs 1999 (E m)........................                  4                --
Comparator index.....................................                DAX     STOXX Healthcare
Exercise period...................................... Jan. 1, 2001 until   Jan. 1, 2003 until
                                                           Dec. 31, 2002        Dec. 31, 2006

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

F. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

   (36) Reconciliation to US GAAP
   The Groups Consolidated Financial Statements have been prepared in accordance with IAS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and shareholders equity are set out in the tables below:

   Reconciliation of net income to US GAAP (in E millions except per share data)


                                                    Note 2000 1999 1998
Net income under IAS...............................       336  272  245
US GAAP adjustments
Business combinations
  Acquired R&D.....................................   (a)   3  (17)   3
  Other differences................................   (a)  (5)   1   (5)
Property, plant and equipment
  Capitalization of interest.......................   (b)  (4)  (4)  (4)
  Reversal of impairment charges...................   (b)  (2)  --   --
Internal-use software..............................   (c)  (4)  10   --
Available-for-sale securities......................   (d)  --   --   --
Equity investment (Aventis CropScience/AgrEvo).....   (e) (22)  26    3
Inventories........................................   (f)   1   (2)   0
Provisions for pensions............................   (g)   2    3   (1)
Other provisions...................................   (h) (24) (42)  (1)
Treasury shares/Schering call options..............   (i)  --   --   --
Stock option plans.................................   (j) (18)   0    3
Cash flow hedges...................................   (k)  37  (32)  11
Tax effect on US GAAP adjustments..................   (l)   6   33    0
                                                         ----- ---- ----
Net income under US GAAP...........................       306  248  254
                                                         ----- ---- ----
                                                         ----- ---- ----
Earnings per share under US GAAP
  basic............................................      1.55  1.23 1.24
                                                         ----- ---- ----
                                                         ----- ---- ----
  diluted..........................................      1.53  1.23 1.24
                                                         ----- ---- ----
                                                         ----- ---- ----

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Reconciliation of shareholders equity to US GAAP (in E millions)


                                                   Note  2000  1999  1998
Shareholders equity under IAS....................      2,297  2,098 2,010
US GAAP adjustments
Business combinations
  Acquired R&D.................................... (a)    (80)  (81)  (64)
  Other differences............................... (a)     41    52    51
Property, plant and equipment
  Capitalization of interest...................... (b)     20    24    28
  Reversal of impairment charges.................. (b)     (2)   --    --
Internal-use software............................. (c)      6    10    --
Available-for-sale securities..................... (d)    109   118    69
Equity investment (Aventis CropScience/AgrEvo).... (e)    (72)  (53)  (79)
Inventories....................................... (f)     17    16    18
Provisions for pensions........................... (g)     (2)   (4)   (7)
Other provisions.................................. (h)     10    34    76
Treasury shares/Schering call options............. (i)    (20)  (18)   (5)
Stock option plans................................ (j)     45     8     4
Cash flow hedges.................................. (k)     11   (26)    6
Tax effect on US GAAP adjustments................. (l)    (76) (117) (128)
                                                        ----- ----- ------
Shareholders equity under US GAAP................       2,304  2,061 1,979
                                                        ----- ----- ------
                                                        ----- ----- ------


   a.) Business combinations
   Under IAS, research-in-process is not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill. US GAAP requires the identification of research-in-process as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under US GAAP are included in goodwill under IAS. The adjustments are related to the acquisitions of Medrad Group (1995), Leiras Group and Jenapharm Group (both 1996) and Diatide (1999). Research-in-process charged to expenses relating to Diatide was E 20m in 1999.

   The negative goodwill arising on the acquisition of the CIS Group [see note (14)] is deducted proportionately from fixed assets excluding securities under US GAAP.

   b.) Property, plant and equipment
   Schering does not capitalize interest costs on self-constructed assets under IAS. Under US GAAP, interest costs incurred during the construction period must be capitalized and amortized. Costs of E 3m, E 2m and E 3m that were expensed in the years 2000, 1999 and 1998 were capitalized under US GAAP. Total capitalized interest under US GAAP as of December 31, 2000 was E 20m (December 31, 1999: E 24m; December 31, 1998: E 28m). The reduction relates to depreciation.

   Impairments of fixed assets in our production plant in Bergkamen have been reversed in 2000 under IAS [see note (15)]. Impairment charges can not be reversed under US GAAP.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   c.) Internal-use software
   As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" under US GAAP. The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll- related costs. Under IAS, these costs are capitalized starting on January 1, 2000 [see note (4)]. The reconciliation item relates to costs of the year 1999, which were capitalized under US GAAP but expensed under IAS.

   d.) Available-for-sale securities
   In accordance with IAS, securities are stated at the lower of their amortized acquisition cost or fair value on the balance-sheet date. Under US GAAP, securities are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance-sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of other comprehensive income.

   As of January 1, 2001, we adopted IAS 39 "Financial Instruments:
Recognition and Measurement". Under the new standard, the securities of the Group are valued at market value under IAS as well.

   e.) Equity investment (Aventis CropScience/AgrEvo)
   The application of US GAAP in the consolidated financial statements of Aventis CropScience/ AgrEvo reduces our investment balance. The most significant differences relate to acquired research- in-process from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhone-Poulenc Agro.

   f.) Inventories
   Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under US GAAP, idle facility expenses are allocated between cost of sales and inventories.

   g.) Provisions for pensions
   The Group has elected not to apply the "corridor approach" under IAS; any actuarial gain/loss is amortized over the average remaining service period of active employees.

   Under US GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 "Employers Accounting for Pensions". Companies located outside the United States had to adopt the provisions of SFAS No. 87 for fiscal years beginning after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared US GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of E 13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of E 6m was directly recorded to equity (for the period 1989 to 1997). E 1m (5% of the transition obligation) has to be recognized in income each year through 2008. As we make use of the "corridor approach" under US GAAP we excluded from income the amounts recognized as "amortization of unrecognized actuarial losses" under IAS [see note (23)].

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   h.) Other provisions
   In 2000, the reconciliation item relates almost exclusively to liabilities arising from our early retirement program. Under the terms of our early retirement program, an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, a liability for such benefits is recognized when management is demonstrably committed to the employee terminations. We have classified such liabilities as restructuring provisions (almost all reductions in headcount resulting from the closure or reorganization of production facilities have been accomplished through our early retirement program). When the employee formally accepts the offer, the liability is reclassified as a personnel provision. Under US GAAP, a liability for these benefits is established only after the employee has accepted the offer. In addition, the incremental costs are recognized upfront on a discounted basis under IAS. Under US GAAP, such amounts are recognized over the employees` remaining service period (on an undiscounted basis).

   In 1999, the reconciliation of net income includes E 27m relating to the reversal of provisions for asbestos clean-up costs. Under US GAAP, these provisions would have been reversed in 1996 when the respective government directive changed.

   i.) Treasury shares/Schering call options
   As of December 31, 2000, 170,000 treasury shares (December 31, 1999: 216,000 treasury shares) held for distribution to employees under employee share bonus programs are shown as an asset under IAS [see note (20) to the Consolidated Financial Statements]. In addition, the Schering call options acquired for the purpose of a partial hedge of the stock option plans are recognized as an asset under IAS. Under US GAAP, treasury shares and the Schering call options are deducted from equity.

   j.) Stock option plans
   For a description of our stock option plans (LTI 1998 and LTI
2000) refer to note (35) of the Consolidated Financial Statements.

   Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date. Compensation costs are recorded net of gains from the market valuation of the Schering call options acquired for a partial hedge of the stock option plans. For US GAAP purposes we elected to follow APB No. 25 "Accounting for Stock Issued to Employees" in accounting for our stock option plans and to provide the disclosures required under SFAS No. 123 "Accounting for Stock Based Compensation". Our stock option plans are variable award plans. Compensation costs are recognized over the three-year vesting period based upon the fair value of the Schering share on the respective balance-sheet dates. The acquisition costs of the Schering call options are deducted from equity and the proceeds from the sale of the options will be shown as an addition to equity without an effect on income. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under US GAAP, these costs are a part of shareholders equity.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   k.) Cash flow hedges
   For a description of our policies for deferring profits and losses on hedging instruments see note (30) to our Consolidated Financial Statements. Under US GAAP, our hedging strategies do not qualify for hedge accounting. The following profits and losses were deferred under IAS, but are included in income under US GAAP:


                                                                             2000  1999  1998
                                                                             E m   E m   E m
Results on hedging instruments of the previous year, which are related to
sales and costs of the actual year.........................................   26   (6)     5
Results on hedging instruments of the actual year, which are related to
planned sales and costs of the following year..............................   11  (26)     6
                                                                             ---- ----   ----
Total effect on income before taxes under US GAAP..........................   37  (32)    11
                                                                             ---- ----   ----
                                                                             ---- ----   ----

   l.) Tax effect on US GAAP adjustments
   This reconciliation item includes all tax effects due to the aforementioned reconciling items except the adjustment related to the equity method (Aventis CropScience/AgrEvo), which is presented net of tax.

   As of January 1, 2001, the tax rate applicable to Schering AG in Germany was reduced. The impact of the reduced tax rate for deferred taxes on the reconciliation to US GAAP was an increase in net income of E 2m and an increase in equity of E 14m. In the future, certain gains on the sale of securities will be tax-free in Germany resulting in an additional increase in equity of E 12m.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   (37) Additional US GAAP information
   SFAS 130 "Reporting Comprehensive Income"
   SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income, which includes all changes in shareholders equity except those resulting from investments by or distributions to shareholders.
   Statement of comprehensive income for the years ended December 31:


                                                                      2000   1999   1998
                                                                      E m    E m    E m
US GAAP net income [see note (36)]
                                                                      306    248    254
Currency translation adjustments
IAS accounts......................................................     28     90    (32)
Reconciliation to US GAAP.........................................     (3)    --     --
Unrealized gains and losses on available-for-sale securities
(after tax expense 2000: E 7m; 1999: E 23m; 1998: E 9m)...........     83     27     12
Less realized gains on available-for-sale securities in net income
(after tax expense 2000:  E 36m; 1999:  E 0m; 1998:  E 15m).......    (59)    --    (14)
                                                                     -----   ----  -----
Other comprehensive income, net of tax............................     49    117    (34)
                                                                     -----   ----  -----
Comprehensive income, net of tax..................................    355    365    220
                                                                     -----   ----  -----
                                                                     -----   ----  -----

   Accumulated other comprehensive income balances as of December 31:


                                                 Unrealized  Accumulated
                                      Currency   gains and    other com-
                                     translation  losses on   prehensive
                                     adjustment  securities    income
                                        E m         E m          E m
January 1, 1998...................        8         40           48
Other comprehensive income 1998...      (32)        (2)         (34)
                                       -----       -----       ------
December 31, 1998.................      (24)        38           14
Other comprehensive income 1999...       90         27          117
                                       -----       -----       ------
December 31, 1999.................       66         65          131
Other comprehensive income 2000...       25         24           49
                                       -----       -----       ------
December 31, 2000.................       91         89          180
                                       -----       -----       ------
                                       -----       -----       ------


   Statement of US GAAP equity as of December 31:


                                                       2000    1999    1998
                                                        E m     E m     E m
Equity according to US GAAP before accumulated other
comprehensive income................................. 2,124   1,930   1,965
Accumulated other comprehensive income...............   180     131      14
                                                     ------- ------- -------
Total equity according to US GAAP.................... 2,304   2,061   1,979
                                                     ------- ------- -------
                                                     ------- ------- -------

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   Available-for-sale securities

   Available-for-sale securities consisted of the following:



                                          Gross       Gross
                               Book     unrealized  unrealized  Market
                              value       gains       losses     value
                               E m         E m         E m       E m
As of December 31, 2000
Investments (non-current)....   44          60         (14)       90
Marketable securities........  373          63          --       436
                              -----       -----       -----     -----
                               417         123         (14)      526
                              -----       -----       -----     -----
                              -----       -----       -----     -----
As of December 31, 1999
Investments (non-current)....   23          21          --        44
Marketable securities........  479          97          --       576
                              -----       -----       -----     -----
                               502         118          --       620
                              -----       -----       -----     -----
                              -----       -----       -----     -----
As of December 31, 1998
Investments (non-current)....   10          --          (3)        7
Marketable securities........  632          72          --       704
                              -----       -----       -----     -----
                               642          72          (3)      711
                              -----       -----       -----     -----
                              -----       -----       -----     -----


   Proceeds from sales of available-for-sale securities in 2000 were E 465m (1999: E 332m; 1998: E 290m). Gross gains of E 95m were realized on the sale of securities in 2000 (1998: gross gains of E 28m). Gross gains in 1999 and gross losses in 2000, 1999 and 1998 on such sales were immaterial.

   Marketable securities include fixed-term securities. Maturities as of December 31, 2000 are as follows:


                         Book   Market
                         value   value
                         E m     E m
Less than 1 year......     8       8
Between 1 and 5 years.   146     147
More than 5 years.....    38      40
                        -----   -----
                         192     195
                        -----   -----
                        -----   -----


   Impairment of long-lived assets
   The Group periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated cash flow from such an asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 1998, 1999 and 2000 there was no reconciliation item arising from different policies for recognizing impairment of long- lived assets under IAS and US GAAP.

SCHERING AG

   Summarized financial information for significant associated companies

   At December 31, 2000, three investments were accounted for under the equity method:


                                       Percentage of
                                       common stock
                                       Dec. 31, 2000
Aventis CropScience S.A., Lyon........       24
Medac GmbH, Hamburg...................       25
Metreon Bioproducts GmbH, Freiburg....       50


   The table below contains financial information of the Aventis CropScience Group after conforming the Aventis CropScience financial statements to Schering AG Group accounting policies and principles as of and for the years ended December 31, 2000 and 1999 (1999 on a pro forma basis):


                                  2000    1999
                                  E m     E m
Net sales....................... 4,034   4,060
Gross profit.................... 1,997   1,901
Net income......................  (210)   (132)
Assets other than fixed assets.. 3,523   3,509
Fixed assets.................... 2,726   2,697
Current liabilities............. 4,339   4,267
Non-current liabilities.........   695     608
Shareholders equity............  1,215   1,331


   The share of the net income in the Schering AG Group accounts amounted to a loss of E 59m (1999: loss of E 60m relating to the share of the net income of the Hoechst Schering AgrEvo Group).

   The amount at which the investment is carried exceeds the amount of underlying equity in net assets by E 123m (December 31, 1999: E
24m). The goodwill is related to the formation of Aventis CropScience and is amortized over 15 years until 2014.

   Corporate Debt

   At December 31, 2000 Schering AG had aggregate unused committed lines of credit of E 44m (December 31, 1999: E 41m).

   Employee benefit plans

   The information required by SFAS No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits" are included in note (4) and note (23) to the Consolidated Financial Statements.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Pension obligations and expenses determined under SFAS No. 87 were based on the following assumptions (weighted average figures for foreign plans):


                                        German plans     Other plans
                                      2000 1999 1998 2000 1999  1998
Discount rate........................ 6.5% 6.5% 6.0% 5.5% 5.7%  6.3%
Increase in salaries................. 3.0% 3.0% 2.2% 4.5% 4.2%  4.5%
Increase in pensions................. 1.5% 1.5% 1.0% 0.7% 0.7%  0.9%
Expected return on plan assets....... n.a. n.a. n.a. 6.3% 6.5%  6.0%


   Under IAS, interest relating to the unfunded pension obligation in Germany is classified in financial result (see note (10)). Under US GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly "operating profit" under US GAAP would be lower and "financial result" higher by E 73m (1999: E 69m; 1998: E 71m).

   Stock option plans

   In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide the expanded disclosures required under SFAS No. 123. The fair value at date of grant of one option for LTI 1998 was E 2,408 (E 10m for all options). The fair value at date of grant of one option for LTI 2000 was E 6,374 (E 32m for all options). Both calculations were based on a Monte Carlo Simulation. The pro forma information for the years ended December 31, 2000, 1999 and 1998, prepared in accordance with the provisions of FAS No. 123, is as follows:


                                                2000    1999     1998
Pro forma net income ........................  E 348m  E 248m   E 253m
Pro forma earnings per share (basic).........  E 1.76  E 1.23   E 1.23
Pro forma earnings per share (diluted).......  E 1.74  E 1.23   E 1.23


   Litigation

   The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities will not, in the aggregate, have a material adverse effect on the Groups consolidated results of operations, financial condition and cash flows; where these legal proceedings and claims meet the conditions of SFAS No.5"Accounting for Contingencies", a liability is recognized in the Consolidated Financial Statements.

   Schering AG historically has provided certain indemnities in connection with the sale of businesses. These indemnities related to environmental and other contingencies. Remaining contingencies totaling E 16m related to the sale of the electroplating division in 1993 were reversed in 1999, as the guarantee period ended. Guarantee related to the sale of the Industrial Chemicals and Natural Substances divisions in 1992, will end in 2004. The Group has recognized a liability for servicing indemnities of E 25m relating to probable claims to be asserted by the buyer.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   During 1996 Hoffmann-LaRoche Inc. and Genentech, Inc.
(collectively "Roche") filed suit in the United States District Court for New Jersey against Berlex Laboratories, Inc. alleging that
Berlexs product Betaseron(R) infringes a certain Roche patent. Berlex answered denying infringement and counterclaimed for declaratory judgment that the Roche patent is invalid and not infringed by Betaseron(R). The litigation was settled by an agreement during 1998, and was dismissed with prejudice. Pursuant to the settlement agreement, a private arbitration was commenced to determine the question of infringement. In March 2000 the panel held that Betaseron(R) does not literally infringe the Roche patent. A settlement agreement was reached in February 2001 between Berlex and Roche under which Berlex will pay Roche certain past and future royalties.

   The Groups Brazilian subsidiary is a defendant in approximately 400 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, in July 2000 two managers of the Groups Brazilian subsidiary were convicted in a Brazilian court of the first instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed community service activities to be rendered during a 28 month period. Both managers have filed appeals.

   The Groups subsidiary in Great Britain, Schering Health Care Limited, is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. As of December 31, 1999, approximately 130 individuals had submitted claims in respect of all of the manufacturers. Of these claims, 52 concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism
(VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in Great Britain granted funding to the claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, England. Two of the cases against each of the manufacturers are pending as pilot cases, and the remainder of the claims have been sustained. An initial procedural hearing was held before a court-appointed Master in July 1997. The firm representing all of the claimants served a Statement of Claim on each of the three manufacturers (including Schering Health Care) in 1997 and February 1998. Schering Health Care and the other manufacturers served Defences in November 1998. The plaintiffs amended their Statement of Claim in the two pilot cases against Schering Health Care. The amended Statement of Claim no longer alleges that the "third generation" combined oral contraceptive pills should not have been marketed, but now includes a claim under the Consumer Protection Act. The defendants responded to the amended Statement of Claim on June 30, 2000. Schering Health Care denies these allegations and intends to continue to contest this litigation vigorously.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Schering AG was named as one of several defendants in two cases filed in United States District Court in New Jersey during May 1999 in which class certification was sought on behalf of persons alleging that they were the subject of medical experiments performed in concentration camps during World War II. These cases have been dismissed with prejudice.

   During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheims patents through Medrads manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheims three patents both not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second amended complaint adding a declaratory judgment count to declare Medrads patent both not infringed by Liebel-Flarsheim and invalid. As to the allegations of infringement of its four patents, Liebel- Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrads alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. The two actions filed in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the four Liebel-Flarsheim patents as counterclaims in Medrads answer filed in November 1999 to the initial action in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to the Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrads patent was invalid and not infringed by Mallinckrodts syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrads manufacture and sale of certain medical injectors and syringes further infringes a Liebel- Flarsheim United States patent related to the Liebel-Flarsheim patent on which Medrad was originally sued. Medrad filed a second amended complaint in January 2000 to add Couer Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes and discovery is now ongoing. The court has issued a scheduling order by which fact discovery was to close on October 31, 2000 and which sets the trials of both actions for summer 2001. The two actions have not been consolidated for trial. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties.

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

   Dividends

   Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2000, unappropriated retained earnings of Schering AG totaled E 198m, resulting from 2000 net income of E 227m less a transfer of E 29m to retained earnings, as determined by the Executive Board and the Supervisory Board.
   Related Party Transactions

   On December 29, 1999, we entered into a Partners Agreement with Hoechst AG and Aventis S.A. pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. The agreement, among other things, provided for the establishment of a research cooperation between us and Aventis CropScience to provide for a mutual exchange of compounds and certain other technologies. Aventis CropScience has the right to an exclusive license for the compounds we contribute and we have the right to an exclusive license for compounds contributed by Aventis CropScience, subject to a right of first refusal by Aventis. We have contributed an aggregate of approximately E 500 million to the AgrEvo/Aventis CropScience joint venture; all contribution were paid before January 1, 2000. We believe that all past transactions with AgrEvo GmbH have been on an arms length basis. Professor Dr. Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Supervisory Board of Aventis CropScience.

   Allianz Versicherungs-AG, which is the corporate parent of AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG, currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors and officers liability, marine, personal accident and automobile insurance. We believe that these services are provided on an arms-length basis.

   Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement since June of 1996 for an annual fee of E 56,242.

   Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.

   New Accounting Standards under IAS

    IAS 39 "Financial Instruments: Recognition and Measurement" is effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting. We adopted the standard as of January 1, 2001. Securities are now valued at market value on the balance-sheet date. The adoption had no impact on net income as unrealized gains and losses are excluded from earnings and reported as a separate component of equity.

    IAS 40 "Investment property" is effective for fiscal periods beginning after December 31, 2000. The standard introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies as we opted for the cost model and continue to measure investment property in accordance with IAS 16 "Property, Plant and Equipment".

SCHERING AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    New Accounting Standards under US GAAP

    SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires that all derivatives be recognized in the balance-sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As we will conform our hedging strategies for future cash flows to the provisions of the standard, we will be able to defer profits and losses on these hedging instruments under US GAAP. In the future, there will not be a reconciliation item for this issue [see note (36) for the difference in accounting under IAS and US GAAP at December 31, 2000]. We do not expect any other impact upon the adoption of this standard.
                                               F-50