Form 20-F
SCHERING AKTIENGESELLSCHAFT
filed 2002-03-13
CIK 1124139

As filed with the Securities and Exchange Commission on March 13, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-16143

_________________________

SCHERING AKTIENGESELLSCHAFT

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English)	Federal Republic of Germany (Jurisdiction of incorporation or organization)

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Telephone: (49-30) 468-1111)

(Address and telephone number of principal executive offices)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share Ordinary Shares, no par value*	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001:

198,000,000 Ordinary Shares

_________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 [ ] ITEM 18 [X]

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

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 35 to our Consolidated Financial Statements. Note 35 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Unless otherwise specified, all shares and share related information (such as per share information and share price information) have been adjusted to give effect, retroactively, to:

Schering AG's three-for-one share split effective on June 1, 2000.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

Effective January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The euro -- as its national denominations such as the Deutsche Mark -- is a fully convertible currency.

Our Consolidated Financial Statements for periods ending on or prior to December 31, 1998 have been prepared in Deutsche Mark and were restated from Deutsche Mark to euro using the official fixed conversion rate at January 1, 1999, of DM 1.95583 per E 1.00. We do not represent that these restated euro amounts for periods ending prior to January 1, 1999, actually represent the Deutsche Mark amounts in our Consolidated Financial Statements as prepared or could be converted into Deutsche Mark at the rate indicated. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark into euro. US dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended December 31, 2001, from euro into US dollars at an exchange rate of $ 0.8901 per E 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on December 31, 2001. For information regarding recent rates of exchange between euro and US dollars, see "Item 3-Key Information-Exchange Rate Information". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

On March 1, 2002, the noon buying rate for the euro was $ 0.8652 per E 1.00.

THE SCHERING NAME

Schering AG and Schering-Plough Corporation are unaffiliated companies that have been totally independent of each other for many years. For a brief description of the historical relationship between the two companies, see "Item 4-Information on the Company-The Schering AG Group-History". Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business in the United States and Canada. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name. See "Item 4-Information on the Company-Patents and Other Intellectual Property" for a description of this agreement between Schering AG and Schering-Plough Corporation.

FORWARD-LOOKING STATEMENTS

Except for historical information, statements contained in this annual report may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this annual report includes forward- looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors, including product liability or other liability claims;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including the planned sale of our minority interest in Aventis CropScience;

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

The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. Currently, we are actively pursuing marketing approval for a number of our products from regulatory authorities in a number of countries, including the European Union, the United States and Japan. Continued growth in our revenues and profits will depend, in part, on the timely and successful introduction and marketing of some or all of such products. We cannot give you any assurance as to when or whether such approvals from regulatory authorities will be received. Failure to obtain, or delays in obtaining, regulatory clearance to market new products or existing products for new indications, as well as other regulatory actions, could adversely affect our results of operations. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety or effectiveness of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may adversely affect the marketing of the product, require changes in the product's labeling or even lead to withdrawal of regulatory approval.

In addition, in order to obtain (and maintain) marketing authorizations for our products, we must comply with a variety of governmental requirements and we are subject to governmental price-related interventions. These include the requirement to present, in addition to clinical studies proving efficacy of products, studies demonstrating health economic advantages, studies proving so-called clinical excellence and submission to price controls for already marketed products as well as newly launched products. Governments and major health care providers in particular markets are able to exert substantial pressure on market prices. Some governments in Europe, for instance, are exerting strong downward pressure on the prices of the manufacturers by forcing doctors by way of incentives or sanctions to prescribe low cost medicines. The European Commission's efforts to harmonize the disparate national health systems has so far proven not to be successful, leaving the industry exposed to ad hoc national cost containment measures. These measures particularly target manufacturers' prices. As a consequence, parallel trading of products is encouraged as arbitrageurs take advantage of the price differential between those countries where governmental interventions have succeeded in depressing prices and those countries where competitive forces are allowed. Furthermore, central government control of market prices exists in major markets such as Japan and Brazil through limits on the opportunities for financial return and growth in these markets as well as the introduction of new products.

Exchange-Rate Fluctuations Could Affect Our Operating Result And Our Ability To Price Our Products Competitively

Our operations are conducted by entities in many countries and, accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the US dollar, the Japanese yen and the British pound sterling, may affect our operating results. For example, the depreciation of the US dollar against the euro would have a negative impact on the reported sales of our US subsidiaries for inclusion in the Schering AG Group's Consolidated Financial Statements, whereas a strengthening of the US dollar against the euro would favorably affect the reported sales of these subsidiaries. Moreover, certain of our subsidiaries import and export goods and services in currencies other than their own functional currencies. The results of such subsidiaries could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge these exposures through financial instruments in the form of forward contracts and currency swaps. We cannot assure you that exchange-rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

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

A Decline In The Value Of The Euro Could Reduce The Value Of Your Investment And Any Dividends You Receive

Fluctuations in the exchange-rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per ADR and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs. Since the beginning of January 2, 1999, through January 2, 2002, the value of the euro relative to the US dollar declined by 23.5%.

Resources Devoted To Research And Development May Not Yield New Products That Achieve Commercial Success

Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and time consuming and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot ensure that products currently under development by us will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development of and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the product's sales.

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

During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry into the market of generic products and a subsequent decline in market share and sales revenues. For example, the orphan drug exclusivity status for Betapace® in the United States expired in April 2000, and there has been a sharp decrease in sales. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron®, which we sell under license from Bracco S.p.A., has no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

Our Industry Is Competitive And Experiences Rapid Technological Change

We compete in the pharmaceutical industry, which is characterized by intense competition and rapid technological change. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Many of our competitors have significant financial, marketing, sales, development and technical resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper than any which we may develop. In addition, the continuing consolidation of companies in the pharmaceutical industry might increase competitive pressures as larger suppliers are able to offer a broader product line. We cannot assure you that these developments will not render our technologies and products obsolete and uncompetitive. Delays or unanticipated increases in the costs of development or our failure to obtain regulatory approval or market acceptance for new products and technologies could further adversely affect our competitive position and results of operations.

We Depend On Sales Of Key Products

While we believe that we are less dependent on sales of key products than many other pharmaceutical companies, we derived approximately 33% of our net sales in 2001 from sales of four key products: Betaferon® (which is sold in the United States and Canada under the Betaseron® trademark) (14% of net sales), Iopamiron® (7%), Magnevist® (7%) and Ultravist® (5%). We believe that the sales of these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

The Planned Sale Of Our Minority Interest In Aventis CropScience May Be Delayed Or Not Occur -- If It Occurs, It May Not Be A Tax Free Transaction

We presently hold a 24% ownership interest in the crop protection and crop production company Aventis CropScience. We agreed (together with the majority shareholder, Aventis S.A.) in October 2001 to sell our ownership interest in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which sale is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies and consents, and consequently may be delayed, perhaps significantly, or not occur at all.

Under current German tax law, capital gains from the sale of shares in a domestic or foreign corporation held by a German corporation are generally not considered as taxable income. However, under certain conditions, an anti-abuse provision may apply to sales of shares, making the sale subject to taxation. We have asked the German tax authorities for confirmation that the divestment of our stake in Aventis CropScience does not fall under this provision so that the general tax exemption could be granted.

Following the expected closing of the transaction, we will be subject to potentially significant liabilities under the stock purchase agreement with Bayer for certain indemnities and representations and warranties, relating mainly to environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. The impact of these liabilities on our financial statements cannot be reasonably estimated at the date of this report.

If the closing of the sale does not occur, we might remain as a minority shareholder of Aventis CropScience, and as such, will not have a controlling position. Differences in views with Aventis might result in delayed decisions or in failures to agree on major matters. Moreover, if we do not receive the proceeds from the sale (or the receipt of the proceeds is significantly delayed), our ability to pursue acquisitions and cooperations may be negatively impacted.

As long as we shall remain as shareholder in Aventis CropScience, we shall continue to be indirectly exposed to the factors that influence the market for crop science products (e.g. seasonal and weather conditions and fluctuation in global farm commodity prices). In addition, Aventis CropScience is subject to various laws and regulations concerning product safety in many of the countries in which it manufactures and sells its products. Public concerns about genetically modified agricultural products have delayed and may continue to delay or prevent regulatory approval of certain of Aventis CropScience's current and future products and may also have a negative impact on the market acceptance of such products. In the past, import restrictions on genetically modified products in parts of Europe delayed the launch of certain products.

Existing Insurance Coverage May Turn Out To Be Inadequate

We are aiming at adequately covering foreseeable risks by insurance. Such insurance coverage, however, may be determined not to cover fully the risks to which the company is exposed. For certain risks, adequate insurance coverage may not be available on the market.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the three-year period ended December 31, 2001, has been derived from our Consolidated Financial Statements and the related notes, appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1998, has been derived from our Consolidated Financial Statements not included in this annual report.

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 35 to our Consolidated Financial Statements. Note 35 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

We prepared our Consolidated Financial Statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these Consolidated Financial Statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per E 1.00. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark to euro. Amounts shown in US dollars have been translated from euro amounts to US dollars at the rate of $ 0.8901 per E 1.00, the noon buying rate on December 31, 2001.

You should read this selected consolidated financial data together with "Item 5-Operating and Financial Review and Prospects" and our Consolidated Financial Statements appearing elsewhere in this annual report.

	Year Ended December 31,
	2001	2001	2000	1999	1998	1997
Consolidated Income Statement Data:	$(3)	E	E	E	E(4)	E(4)
	(in million, except per share data)
IAS:
Net sales	4,310	4,842	4,493	3,674	3,285	3,193
Operating profit	595	668	640	536	410	422
Financial result	26	30	(5)	(77)	14	(18)
Profit on ordinary activities	621	698	635	459	424	404
Taxes on profit	(240)	(270)	(290)	(181)	(175)	(168)
Income before minority interests	381	428	345	278	249	236
Minority interests	(9)	(10)	(9)	(6)	(4)	(8)
Net income	372	418	336	272	245	228
Average number of shares in issue(1)	198.00	198.00	198.00	201.06	204.81	205.02
Basic net income per share/ADS(1)	1.88	2.11	1.70	1.35	1.19	1.11
Diluted net income per share/ADS(1)	1.87	2.10	1.68	1.35	1.19	1.11
Dividends per share/ADS(1)(2)	0.74	0.83	1.00	0.83	0.45	0.43
United States GAAP:
Net income	359	403	306	248	254
Basic net income per share/ADS(1)	1.81	2.04	1.55	1.23	1.24
Diluted net income per share/ADS(1)	1.80	2.03	1.53	1.23	1.24

	As of December 31,
	2001	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data	$(3)	E	E	E	E(4)	E(4)
(at period end date):	(in million, except per share data)
IAS:
Total assets	4,685	5,263	5,206	4,629	4,569	4,393
Cash, cash equivalents and marketable securities	263	295	652	583	999	1,004
Total long term bank debt	40	45	43	58	57	56
Pension provisions	921	1,035	1,278	1,201	1,134	1,071
Minority interests	14	15	92	55	48	45
Total shareholders' equity	2,275	2,556	2,297	2,098	2,010	1,955
United States GAAP:
Total shareholders' equity	2,187	2,457	2,304	2,061	1,979

(1) All share and per share data have been adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AG's three-for-one share split effective on June 1, 2000.

(2) Includes bonus dividends of E 0.33 per share declared with respect to 1999 and 2000. The dividend with respect to 2001 is subject to approval at the Annual General Meeting to be held on April 12, 2002.

(3) The 2001 figures have been translated solely for the convenience of the reader at an exchange-rate of $ 0.8901 to E 1.00, the noon buying rate on December 31, 2001.

(4) The 1998 and 1997 figures have been restated from the prior reporting currency (DM) into E at an exchange-rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999.

EXCHANGE RATES

On January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies were only denominations of the euro with fixed exchange rates to the euro. The euro – as its national denominations such as the Deutsche Mark – is a fully convertible currency. Currency exchanges traded the euro beginning on January 4, 1999. The affected national currencies lost their status as legal tender when the new euro denominated bills and coins were introduced on January 1, 2002.

Schering AG began using the euro as its reporting currency on January 1, 1999, and pays any dividends on its shares in euro. Furthermore, prices for Schering AG's shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange-rate between the euro and the US dollar will affect:

  the US dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  the US dollar equivalent of cash dividends on the shares paid in euro; and

  our earnings.

The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 1, 2002, was $ 0.8652 per E 1.00.

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

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average(1)	(Dollar per E 1.00)
1997	1.1244
1998	1.1115
1999	1.0587
2000	0.9207
2001	0.8909

(1) AVERAGE OF THE NOON BUYING RATES ON THE LAST DAY OF EACH MONTH DURING THE YEAR.

The following table sets forth the high and low noon buying rate for the euro for each of the previous six months:

	High	Low
2001	(Dollar per E 1.00)
September	0.9255	0.8868
October	0.9181	0.8893
November	0.9044	0.8770
December	0.9044	0.8773
2002
January	0.9031	0.8594
February	0.8778	0.8613

For a more complete discussion of exchange-rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "-Risk Factors", "Item 5-Operating and Financial Review and Prospects" and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

DIVIDENDS

Schering AG has paid the following cash dividends in respect of its ordinary shares for the periods indicated. Dollar amounts in respect of dividends are translated at the noon buying rate for the Deutsche Mark (restated into euro) or the euro, as the case may be, on the date of payment April 30, 1998 ($ 1.090 per E 1.00); April 28, 1999 ($ 1.0616 per E 1.00); April 28, 2000 ($ 0.9089 per E 1.00); and April 27, 2001 ($ 0.8895 per E 1.00; exchange-rate set by the ADR depositary). The translation of the proposed 2001 dividend amount into dollar, was performed using the noon buying rate for the E at December 31, 2001 ($ 0.8901 per E 1.00).

	Year Ended December 31,
	2001(4)		2000(3)		1999(2)		1998		1997
	E	$	E	$	E	$	E	$	E	$
Total dividend(1)	0.83	0.74	1.00	0.89	0.83	0.75	0.45	0.48	0.43	0.47

(1) Adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AG's three-for-one share split effective on June 1, 2000.

(2) The dividend in respect of 1999 consisted of a regular dividend of E 0.50 per share and a bonus dividend of E 0.33 per share.

(3) The dividend in respect of 2000 consisted of a regular dividend of E 0.67 per share and a bonus dividend of E 0.33 per share.

(4) The dividend with respect to 2001 is subject to approval at the Annual General Meeting to be held on April 12, 2002.

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

For a discussion of the material German and U.S. Federal income tax provisions regarding the taxation of dividends on the ordinary shares and the ADRs, see "Item 10-Additional Information-Taxation".

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

  Fertility Control&Hormone Therapy, including hormonal contraception, hormone replacement therapy and gynecological therapy

  Specialized Therapeutics for selected disabling and life-threatening conditions, including multiple sclerosis and other diseases of the central nervous system and the cardiovascular system, and in the field of oncology.

  Diagnostics&Radiopharmaceuticals, including contrast media for X-ray, magnetic resonance imaging (MRI) and ultrasound, innovative application technologies for contrast media, and radiopharmaceuticals for use in nuclear medicine.

  Dermatology for the treatment of severe skin disorders such as eczema, mycoses, hemorrhoids, acne and psoriasis.

Our research and development efforts are primarily concentrated on the exploitation of novel technologies for unmet medical needs in our four core business areas. During 2001 and 2000, our research and development expenditures totaled E 864 million (18% of our total net sales) and E 811 million (18%), respectively.

We presently hold a 24% ownership interest in Aventis CropScience (a subsidiary of Aventis S.A.). Aventis CropScience is one of the world's leading crop science businesses, with net sales of E 4,303 million in 2001 and net sales of E 4,034 million for 2000. We agreed (together with our co-shareholder Aventis S.A.) in October 2001 to sell our interest in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which sale is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies.

As a global pharmaceutical company with extensive worldwide operations, we manage our businesses on a geographic basis. Our pharmaceutical business consists of five geographic reporting segments: Europe, the United States, Latin America/Canada, Japan and Asia/Middle East. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore presented as a separate segment.

For the year ended December 31, 2001, we had net sales of E 4,842 million, operating profit of E 668 million, and net income of E 418 million.

The Group is comprised of over 130 subsidiaries worldwide and had a workforce of over 25,000 employees at the end of December 2001.

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AG's principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (49 30) 468-1111.

Strategy

Following Six Years Of Record Growth, We Are Optimistic We Can Continue To Drive Performance To Our Own And Shareholders' Satisfaction

We remain committed to growing our pharmaceuticals business by seeking market leadership with innovative products in specialized areas. Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use or benefit from our products. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in hormone replacement therapy (HRT) and oncology. Our top-selling products in the areas of specialized therapeutics (Betaferon®/Betaseron®, Fludara® and Androcur®), fertility control and gynecology (Diane®, Meliane®, Microgynon®, Femovan®, Triquilar® and Mirena®), hormone therapy (Climara®) and diagnostics (Iopamiron®, Magnevist® and Ultravist®) enjoy high brand recognition and loyalty. We have achieved global scale for many products in our core business areas with strong franchises in Europe, the United States and Japan. Sales growth over the next several years is expected to be largely driven by our successful existing products, life cycle management and recently launched products, such as the oral contraceptive Yasmin® as well as Betaferon®/ Betaseron®, Fludara®, Campath®/MabCampath™ for the treatment of chronic lymphocytic leukemia and Zevalin™, which is expected to be launched soon. We are also active in the rapidly developing field of radiopharmaceuticals, where we strive to be leaders in building a bridge between diagnostics and therapeutics in the field of oncology, and we currently market products such as Quadramet®, NeoTect® and AcuTect®. In the longer term, we intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in molecular biotechnology. These may be discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions.

We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term, measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin-offs and equity carve-outs of non-core businesses. We intend to raise our profitability by double-digit annual growth of our operating margin in order to be attractive as an investment, ensure our self-sufficency and remain internationally competitive. Through 2005, we expect to achieve the growth targets outlined in our accelerated growth strategy first announced in May 1999 and revised upwards in September 2000 (see "Near Term Growth through Accelerated Growth Strategy"). We capitalized on our cash position with a E 253 million share repurchase program in 1998 and 1999. We were the first DAX-quoted company to establish such a program. Dividend growth, management's focus on constant earnings growth, and the expanding use of stock-based compensation programs to align the interests of our employees and shareholders underscore our commitment. Our listing on the New York Stock Exchange was a key milestone in our efforts to broaden our shareholder base in the United States, the world's largest individual pharmaceutical market, and to enhance the quality and frequency of our dialog with the international investment community. The NYSE listing permits us to broaden our stock-based compensation programs in the United States, enabling us to attract and retain high caliber talent, and provides us with acquisition currency for external growth.

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

Consolidate Our Leadership In The Fertility&Hormone Therapy Area And Develop Gender-Specific Therapy Approaches

Fertility Control&Hormone Therapy has historically been the largest of our four core business areas, accounting for E 1,510 million of net sales in 2001 (31% of total net sales) and E 1,353 million of net sales in 2000 (30% of total net sales). Currently, we are generating 74% of net sales in this business area from fertility control products and 26% from hormone therapy and gynecology products. Four of our top ten selling products are from this business area. We are the world market leader in oral contraceptives in volume terms and number two in value terms. Growth within this business area should come from existing products, many of which have been recently launched, plus those in the pipeline. We expect additional growth momentum from broader penetration of the Japanese market with our product range, new product launches in both fertility control as well as hormone therapy and further penetration of the existing portfolio in the United States as well as Europe. We believe that we have the broadest pipeline in fertility control and hormone therapy with a number of exciting late-stage development products and recently launched products. The most prominent of these are the oral contraceptives Yasmin® and Valette®, the intrauterine hormone delivery system Mirena®, and the HRT products Climodien®, Avaden®, Angeliq® and the continuous combined once weekly Climara Pro™ transdermal patch. In order to ensure sustainable growth in this business area, we are opening up new fields in male fertility control and hormone therapy, as well as gender-specific therapies. Furthermore, we are engaged in research into innovative female fertility-control technologies.

Achieve Significant Business Growth In Specialized Therapeutics Through Leading Role In Multiple Sclerosis And Hematological Oncology

Specialized Therapeutics has increased in importance to us in recent years, and was the second largest of our four core business areas in terms of net sales in 2001. In therapeutics we are a leading company in the field of multiple sclerosis (MS) with our product Betaferon®/Betaseron® and we are aiming to further develop this indication area via new ways of treatment. In 1993, Betaseron® was approved in the United States for the treatment of relapsing-remitting multiple sclerosis. Betaferon®/Betaseron® was the first, not only symptomatic therapy, which suppresses disease activity in patients with relapsing-remitting MS. We treat 31,500 patients in the United States and 32,000 patients in Europe. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. In 1999 it was the first therapy to have shown delay of disability progression in patients with secondary progressive MS. With the introduction of Betaferon® in Japan in November 2000, it is now available in the world's largest pharmaceutical markets. In 2001, net sales amounted to E 681 million compared to E 593 million in 2000. We are stepping up life-cycle activities, marketing efforts and especially consumer communication on Betaferon®/Betaseron®, and developing alternative treatment options and application methods.

We also aim to achieve growth with our products in specialized fields for cardiovascular diseases and in the field of oncology. We now market Betapace® AF, with an indication for atrial fibrillation, which is supporting continued sales of Betapace®, which lost its market exclusivity in the United States in April 2000. In oncology we are developing a leading position in hematology and a significant presence in the field of solid tumors. In addition to line extensions for Fludara®, we have two biotechnology products in the field of hematological oncology, Campath®/ MabCampath™ and Zevalin™. Campath®/MabCampath™ was launched in June 2001 in the United States and in August 2001 in Europe with a label chronic lymphocytic leukemia for patients who previously received alkylating agent and failed Fludara® therapy. In September 2001 the FDA's Oncologic Drugs Advisory Committee (ODAC) recommended approval of Zevalin™ for follicular low-grade non-Hodgkin's lymphoma (NHL) patients no longer responding to rituximab therapy and accelerated approval for patients that are not rituxan-refractory. In Europe, Zevalin™ was submitted for registration in January 2001. The Group has worldwide rights to Zevalin™, excluding the United States.

Expand Our Business Basis In Imaging Diagnostics&Radiopharmaceuticals

In our Diagnostics&Radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. We aim to increase sales of contrast media for MRI and to secure our X-ray business with the aim of positioning Schering AG as the global leader in in-vivo diagnostics. We are developing radiopharmaceuticals as a basis for long-term growth. Products from the Diagnostics&Radiopharmaceuticals business area accounted for E 1,452 million of net sales in 2001 (30% of total net sales) and E 1,360 million of net sales in 2000 (30% of total net sales). The X-ray contrast medium products Iopamiron® and Ultravist® and the MRI contrast medium product Magnevist® were three of the Group's four top-selling products. In the X-ray contrast media market we believe that we are the leading company worldwide in terms of distributor sales with a market share of approximately 30%. Despite the decline in X-ray contrast media prices over the past several years, we have maintained a positive sales growth in this business, and we have improved profitability through cost-cutting measures. In the MRI contrast media market, we have a global market share of approximately 60%, and we aim to sustain this leadership and continue growth through pipeline products for new applications of MRI contrast media.

In the medium to long term, we believe that a high growth opportunity exists in the area of innovative radiopharmaceuticals for nuclear medicine. In 1999, we entered this business by acquiring the U.S. research and development-oriented company Diatide. In April 2000, we acquired a majority share of the French company CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market. By acquisition of the remaining shares of CIS bio international in December 2001 we gained 100% ownership interest in the company. We plan to continue to develop this business through in- house research and development and in-licensing, and we intend to become a substantial player in the global radiopharmaceutical market. The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given our existing expertise in oncology and the potential for synergies between our diagnostics and therapeutics businesses.

Developing Business In The United States Into A Growth Engine

As the world's largest and one of the fastest growing markets, the United States is a high strategic priority for us. The United States is the only market that offers pricing flexibility, wider marketing opportunities such as direct-to-consumer advertising, and a business environment that nurtures pharmaceutical innovation. This market constituted E 1,113 million of our net sales in 2001 and E 992 million of our net sales in 2000. We have targeted the United States market to account for 30% of our net sales by 2005, up from 21% in 1999. We expect that this growth will be achieved through increasing our presence in the areas of fertility control, hormone therapy, contrast media, radiopharmaceuticals, oncology, and dermatology. It is our goal to significantly expand our presence and business in the United States female healthcare market. The recently launched intrauterine hormone delivery system for contraception, Mirena®, and the oral contraceptive Yasmin®, as well as Campath®, a treatment for chronic lymphocytic leukemia (CLL), should drive sales growth in the United States. The expected launch of the continuous combined once weekly Climara Pro™ and Angeliq® will provide an opportunity to achieve a respectable position in the United States menopausal market with sustainable growth prospects. With the acquisition of fasudil and Refludan® we will revitalize our engagement in specialized cardiovascular segments. We will seek to maintain our strong position in magnetic resonance imaging (MRI) by staying at the forefront of new-agent development. We will also seek to improve our contracting capabilities with big customers by becoming recognized as a full-line supplier. In dermatology we will build up a considerable market presence. We have expanded our sales force in the United States due to the broadening of our product lines.

Broaden Our Business In Japan

In Japan, where we have been traditionally strong in diagnostics, we are building a basis for sales growth in other business areas. Our future business expansion plans in Japan, the second largest individual pharmaceutical market in the world, primarily center on specialized therapeutics. Our net sales in Japan in 2001 were E 663 million (14% of total net sales) and in 2000 were E 670 million (15% of total net sales). Up through 2000, we have generated close to 71% of our Japanese net sales with diagnostic products. The remaining 29% relate to specialized therapeutics, dermatology and some other smaller products. We have gained an additional marketing platform and research and development capacities through the acquisition of Mitsui Pharmaceuticals, Inc. in March 2000. This acquisition brought in specific sales, marketing and development know-how and an experienced sales force; it also enhanced our project pipeline with new candidates in oncology and cardiovascular diseases. We can now deploy our sales force to promote products from any of our four business areas using our already strong market presence and reputation in diagnostics. Following the approval of oral contraceptives by the Japanese Ministry of Health, Labour and Welfare in June 1999, we entered the promising Japanese oral contraceptive market in September 1999 by launching Triquilar®. We have already reached a share of more than 30% in this nascent market. It is our aim to attain market leadership in gynecological therapy. We are focussing on expanding our presence in fertility control and are targeting especially gynecological therapy as the largest sub-segment of the female healthcare market. In November 2000 we launched our therapeutic product Betaferon®, for the treatment of multiple sclerosis (MS) which created a new multiple sclerosis market. We are also establishing a foothold in hematological oncology with Fludara® and striving to gain a strong position in the solid tumors segment. In X-ray and MRI we seek to remain the market leader with a combined market share of more than 50%. We will introduce new indications in MRI and build up the radiopharmaceutical business around innovative projects. Dermatology will be revitalized and expanded beyond the established product range.

Globalize The Dermatology Business

We aim to grow our dermatology business in the United States and Europe and to revitalize our business in Japan. We are also expanding the portfolio in the core segments eczema, acne, psoriasis and photodynamic therapy (PDT). During 2001, net sales of dermatology products amounted to E 227 million (5% of total net sales). During 2000, net sales were E 221 million (5% of total net sales). We intend to achieve a substantial improvement in our share of the world market, with products both from our internal research and development efforts and from the innovative technologies we acquire. We made our first step to globalize this business and establish ourselves in the United States dermatology market by obtaining exclusive development and marketing rights to Levulan® and ABT-281. Levulan® is an innovative preparation used in PDT to treat actinic keratosis, a precancerous skin condition caused by chronic exposure to the sun. Levulan® was launched in the United States in September 2000. Levulan® did not achieve the sales targets set for 2001. However, in 2001, we obtained reimbursement codes for the drug product and its photodynamic therapy (PDT)-system which will come into effect in the beginning of 2002. ABT-281 is an innovative therapeutic approach (topical immunomodulation) to treat atopic dermatitis. Additionally we launched Finevin™ for the treatment of mild to moderate inflammatory acne vulgaris in the United States in 2001.

Long Term Growth Through Internal Discovery And Collaboration Efforts

The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained though in-licensing or acquisitions. A number of the key drugs in our existing product portfolio and product pipeline are biotechnology-based, including Betaferon® (Betaseron®), Campath®, Zevalin™ and a number of other earlier anti-cancer products. We plan to invest approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts presently being carried out by over 4,000 employees at nine research and development centers with a network of collaboration arrangements.

One of our strategic objectives in research and development is to build a strong and competitive global position in oncology, where we are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research and development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti- angiogenesis, gene discovery and new tumor markers. To respond to the challenges of modern drug discovery such as explosive technology developments, effective research informatics and a growing pressure to deliver drug candidates in the development pipeline we are globalizing discovery and making better use of organizational synergies. This will provide us with our own proprietary drugs, enabling us to position these compounds in a meaningful way in line with our regional and business area strategies. To operationalize these goals, we have integrated our research activities into the newly formed function Corporate Research. This function is intended to ensure the effective utilization of state-of-the-art technologies platforms thereby contributing to an efficient and high-quality drug discovery process. Research informatics have been given particular emphasis as a strategically important capability for drug discovery.

There can be no assurance that we will be successful in implementing our strategy or achieving some or all of our strategic objectives.

Competitive Strengths

We believe that our competitive strengths include the following:

  Focused Product Portfolio and Research and Development Efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in hormone replacement therapy and hematological oncology. We believe that this specialization results in a more efficient utilization of our resources dedicated to research and development. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  Strong Franchise in Female Healthcare. A commitment to female healthcare is one of our traditional strengths. Our female healthcare business, which is concentrated in the areas of hormonal contraception, hormone replacement therapy and gynecological therapy, is designed to meet the lifetime needs of women. We are presently one of the remaining major global participants in this area. We introduced the first oral contraceptive outside of the United States in Europe in 1961 and have been at the forefront in advances in female healthcare products, including the estrogen only Climara® patch and the Mirena® intrauterine hormone delivery system. We expect to introduce Angeliq®, a continuous combined preparation containing the new, unique progestin drospirenone as well as the continuous combined once weekly Climara Pro™ transdermal patch for HRT.

  Competence in Commercializing and Marketing New Technologies and Products. We have a demonstrated competence in identifying, commercializing and marketing new technologies and products first developed by niche companies in the pharmaceutical and biotechnology industries. This ability will become increasingly important as the cost of developing new drugs continues to increase and a premium is placed on the speed of bringing new products to market. A number of our top-selling products, including Betaferon®/Betaseron®, Iopamiron®, Fludara®, the recently launched Campath®, and some of the most promising drugs in our pipeline, such as Zevalin™, have been obtained through acquisitions as well as in-licensing arrangements.

  Leadership in Diagnostics. We continue to be a global leader in the discovery, development and marketing of in-vivo diagnostic products. We believe that we are the leading company worldwide in terms of distributor sales and market share in X-ray and MRI contrast media products. Our discovery efforts in diagnostics also distinguish us from our competitors. We believe our entry into radiopharmaceuticals will both benefit from and contribute to our competence in diagnostics.

  High Quality Sales Force and Proprietary Distribution Network. We have a worldwide sales force of over 8,500 representatives. We appreciate that a commitment to the initial and continuing training and retention of our sales force is an important competitive factor. Our representatives are dedicated exclusively to the marketing of our products and we believe they enjoy an excellent reputation for their specialized knowledge of our products and therapies and their dedication to customer service. We believe this contributes to our objective of providing a superior level of customer service.

History

We have been engaged in the pharmaceuticals business for 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E. Schering)". During the course of, and in the aftermath of, World War II, substantially all of Schering AG's subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in the World War II, the United States government confiscated the assets of German companies in the United States, including Schering AG's subsidiary Schering Corporation. This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering- Plough Corporation have been totally independent of each other for many years, and have an agreement relating to the use of the word "Schering". See "-Patents and Other Intellectual Property" for a description of this agreement. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

The Schering AG Group significantly restructured its operations over the past decade to concentrate on its pharmaceutical business. During the last six years, we have expanded our pharmaceutical product portfolio and obtained promising new technologies through a number of small-sized to mid-sized acquisitions and licensing and research and development collaboration relationships. Significant acquisitions during this period include:

  in the area of Fertility Control&Hormone Therapy, our 1996 acquisitions of Leiras Oy and a majority share of Jenapharm GmbH & Co. KG, which became a wholly-owned subsidiary in 2001.

  in the area of Specialized Therapeutics, our acquisition in March 2000 of the Japanese company Mitsui Pharmaceuticals, Inc. (merged in our Japanese subsidiary Nihon Schering K.K. as of January 1, 2001).

  in the area of Diagnostics&Radiopharmaceuticals, our acquisition in 1995 of Medrad, Inc., our acquisitions in November 1999 of Diatide, Inc. (merged in our US-subsidiary Berlex Laboratories, Inc. as of February 1, 2001) and in April 2000/December 2001 of CIS bio international S.A.

For a description of certain of our more significant licensing and collaboration relationships, see "-Products" and "-Research and Development-Collaboration Efforts".

PRODUCTS

Our product portfolio is comprised of products from our core business areas of Fertility Control&Hormone Therapy, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology. For a discussion of certain of the products and processes which we are currently developing, see "-Research and Development".

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

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas in the three years ended December 31, 2001. During the first half of 2000, due to our significant acquisitions in the field of radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics&Radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for diagnostic and radiopharmaceutical products. In the table below and elsewhere in this annual report, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been any material net sales of radiopharmaceuticals prior to 2000.

	Year ended December 31,
	2001			2000			1999
	E	Percentage of Net Sales	Percentage Change from 2000	E	Percentage of Net Sales	Percentage Change from 1999	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Business
Area:
Fertility Control & Hormone Therapy	1,510	31	12	1,353	30	15	1,173	32
Specialized Therapeutics	1,491	31	6	1,402	31	24	1,128	31
Diagnostics & Radiopharma- ceuticals(1)	1,452	30	7	1,360	30	31	1,040	28
Dermatology	227	5	3	221	5	11	199	5
Other Sources	162	3	3	157	4	17	134	4
Total	4,842	100	8	4,493	100	22	3,674	100

(1) Net sales of our radiopharmaceutical products have been included in the Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

The following table sets forth our top-selling products during 2001. These products represented 59% and 61% of the total net sales for the Group in 2001 and in 2000, respectively.

	Year ended December 31,
	2001			2000
	Net sales	Percentage change from 2000		Net sales	Percentage change from 1999
	(E million)	(currency- adjusted)	(absolute)	(E million)	(absolute)
1. Betaferon®/Betaseron® (therapeutics)	681	15	15	593	31
2. Iopamiron® (diagnostics)	356	4	(4)	372	21
3. Magnevist® (diagnostics)	320	14	12	286	23
4. Ultravist® (diagnostics)	239	4	1	238	9
5. Diane® (gynecology)	214	12	7	200	17
6. Microgynon®/Levlen® (fertility control)	139	10	7	130	21
7. Fludara® (therapeutics)	131	18	18	111	30
8. Meliane® (fertility control)	123	24	21	102	26
9. Climara® (HRT)	109	2	3	106	14
10. Femovan® (fertility control)	106	3	(3)	109	5
11. Androcur® (therapeutics, gynecology)	101	1	(3)	103	5
12. Mirena® (fertility control)	100	44	42	70	17
13. Betapace® (therapeutics)	95	(45)	(43)	168	7
14. Triquilar®/Tri-Levlen® (fertility control)	92	3	1	92	(4)
15. Miranova®/Levlite® (fertility control)	49	23	23	39	109
Total	2,855			2,719

Fertility Control&Hormone Therapy

The following table sets forth selected Fertility Control&Hormone Therapy products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2001	2000
			(E million)
Diane®	Cyproterone acetate/ ethinylestradiol	Androgen dependent disorders in women (including acne, seborrhea, hirsutism)	214	200
Microgynon® 30/ Levlen®	Levonorgestrel/ ethinylestradiol	Combined oral contraceptive	139	130
Meliane®	Gestodene/ Low dose ethinylestradiol	Combined oral contraceptive	123	102
Climara®	Estradiol	Hormone replacement therapy (patch)	109	106
Femovan®	Gestodene/ethinylestradiol	Combined oral contraceptive	106	109
Mirena®	Levonorgestrel	Intrauterine hormonal contraceptive	100	70
Triquilar®/ Tri-Levlen®	Low-dose levonorgestrel/ ethinylestradiol	Combined oral contraceptive (triphasic)	92	92
Miranova®/ Levlite®	Low-dose levonorgestrel/ Low-dose ethinylestradiol	Combined oral contraceptive	49	39
Yasmin®	Drospirenone/ethinylestradiol	Combined oral contraceptive	45	(*)
Climen®	Estradiol valerate/ cyproterone acetate	Hormone replacement therapy (oral)	42	41

(*) Launched in late 2000

The Group's long tradition in the field of hormone research began in the 1920s. We played a key role in the establishment of a completely new field of endocrinology, the study of sex hormones. Since that time, we have maintained and expanded our scientific competence in this area and have employed our knowledge by developing innovative products.

Our comprehensive female healthcare program develops preparations in the areas of hormonal contraception, hormonal replacement therapy and gynecological therapy.

In our male healthcare program, we are engaging in the research and development of products for male fertility control, age-related diseases and sexual disorders. Products for the treatment of hypogonadism (underfunction of the testes with reduced testosterone production) are part of the Group's range of healthcare products for men.

We have further built upon the Group's long tradition and expertise in the field of hormone research through our acquisitions of Jenapharm GmbH & Co. KG and the Finnish company Leiras Oy and our collaboration with the Institut für Hormon- und Fortpflanzungsforschung (Institute for Hormone and Reproduction Research) at the University of Hamburg.

Fertility Control

We introduced Anovlar®, the first oral contraceptive outside of the United States, in Europe in 1961. Over the past four decades, we have continually improved the tolerability and safety of oral contraceptives by reducing the hormone dosage and developing new progestogens and treatment regimens. Today, we are marketing a variety of hormonal contraceptives in order to meet the diverse needs of women. The Group's fertility control products are comprised of oral contraceptives and a number of alternatives to oral contraception, including intrauterine hormone delivery systems, hormonal injections and contraceptive implants.

Oral Contraceptives

In general, oral contraceptives can be divided according to their composition into combined preparations and progestogen-only preparations (minipills).

Combined oral contraceptives contain an estrogen component, usually ethinylestradiol, and a progestogen component. Over the years, the estrogen content has been gradually reduced. The standard dose today is 0.03 mg ethinylestradiol per day. With Miranova® and Meliane®, Schering AG offers oral contraceptives with an ethinylestradiol dose as low as 0.02 mg per day. Schering AG's contraceptive Mirelle® contains only 0.015 mg ethinylestradiol.

The dose of individual progestins in oral contraceptives has also been reduced over time. More importantly, new progestins with higher potency and more favorable pharmacological properties have been discovered and developed. In the 1970s, we introduced the oral contraceptives Neogynon® and Microgynon® with levonorgestrel as the progestin component. In 1987, we launched Femovan®, containing the progestin gestodene. During 1995, we launched Valette® with dienogest as the progestogen component. In November 2000, we launched Yasmin®, which contains the new progestin drospirenone. Schering AG's new progestins dienogest and drospirenone have not only a contraceptive effect but provide additional therapeutic benefits.

The Minipill (progestogen only pill, POP) is an alternative for women with estrogen intolerance who want to have the advantages of oral contraception. With Microlut®, Schering AG is also represented in this market, which is considerably smaller than that of combined oral contraceptives.

Combined oral contraceptives generally can be subdivided into monophasic, biphasic and triphasic preparations. Monophasic preparations contain a dosage of an estrogen and a progestogen which is the same over the whole treatment cycle. In biphasic preparations, the daily dose of progestogen is increased in the second half of the cycle of use, while the estrogen dose remains constant over the entire cycle of use. Triphasics contain graduated daily dose levels of hormones in order to mimic the variable hormone production of the physiological cycle while keeping the total dosage of exogenous steroids as low as possible.

In the following, selected oral contraceptives are described:

  Yasmin®. Yasmin® is a new oral contraceptive with the innovative progestogen drospirenone. High contraceptive reliability and excellent cycle control are basic clinical features of this new preparation. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Yasmin® could be particularly suitable for women susceptible to estrogen-related water retention causing weight gain. Clinical studies have shown that Yasmin® not only improves the general well-being of women but has also positive effects on symptoms of PMS. Due to drospirenone's anti-androgenetic properties, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin® has been shown to be well- tolerated, with a low incidence of adverse events. In 2001, Yasmin® was launched in the United States as well as in a number of European countries with an excellent market uptake. Furthermore, registration has been granted in many countries worldwide.

  Microgynon® 30 (marketed in the United States as Levlen®). Microgynon® 30 is a monophasic oral contraceptive containing levonorgestrel and is available in the United States, Europe, Latin America and Asia.

  Femovan®. Femovan® is a monophasic oral contraceptive containing gestogene. The product shows an excellent tolerability, contraceptive reliability and cycle control. Femovan® was first launched in 1987 and is available in Europe, Latin America and Asia.

  Triquilar® (marketed in the United States as Tri-Levlen®). Triquilar® is an oral contraceptive containing levonorgestrel in a triphasic dosage regime, mimicking the variable hormone production of the menstrual cycle while keeping the total dose of exogenous steroids as low as possible. Triquilar® was first launched in 1979 and is available in Europe, Latin America, Asia, the United States and, since 1999, in Japan.

  Meliane®. Meliane® is a low-dose monophasic oral contraceptive containing gestodene. The product exhibits high contraceptive reliability, cycle control and tolerability. Meliane® was first launched in France in 1995 and is available in Europe, Latin America and Asia.

  Valette®. Valette® is a low-dose monophasic oral contraceptive with additional therapeutic benefits containing dienogest. Valette® demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The anti-androgenic activity of dienogest has beneficial effects on acne. Valette® was launched in Germany in 1995 and an application for regulatory approval has been submitted in Europe and certain markets in Latin America.

  Miranova® (marketed in the United States as Levlite®). Miranova® is a low-dose monophasic oral contraceptive containing levonorgestrel. In addition to high contraceptive reliability, Miranova® provides good cycle control with a low frequency of inter-menstrual bleedings and a low incidence of side effects. Miranova® was launched in Germany in 1996 while Levlite® was launched in the United States during 1998.

Non-Oral Contraceptives

Mirena®, an intrauterine progestogen-containing delivery system, is a non-oral alternative in family planning, and one of our fastest growing products as measured by net sales. Mirena® combines the advantages of local hormonal and intrauterine contraception. Mirena® is inserted into the uterus, where it releases low doses of a levonorgestrel for a period of five years. Due to its anti-proliferative effect on the endometrium, Mirena® also leads to a significant reduction in both the amount and duration of menstrual bleeding. Therefore, Mirena® is increasingly recognized as the therapy of choice in abnormally heavy and prolonged menstruation. Mirena® was first launched in Europe in 1990 and is also available in Asia and Colombia and in a number of other markets in Latin America. Mirena® was launched in the United States during 2001.

Hormonal contraception can also be achieved using intra-muscular injections, which ensure a long-lasting effect. Our injectable contraceptive Norigynon® (Mesigyna®) contains an estrogen and progestin derivative and is injected once a month, while Noristerate® relies on a progestin-only effect and is administered once every three months.

We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone over 3 years.

Hormone Replacement Therapy

Approximately 50% of (menopausal) women suffer from climacteric symptoms which require treatment and can be attributed to the cessation of sex hormone production by the ovaries during perimenopause. This deficiency syndrome includes not only climacteric complaints such as hot flushes, but also a higher risk of cardiovascular disease and osteoporosis (loss of bone mass). These disorders can be prevented by replacing the hormones that the body has ceased to produce in sufficient amounts.

Hormone replacement therapy (HRT) consists of either estrogen alone for hysterectomized women, or an estrogen-progestin-combination for those with intact uteri. The hormone combination can be used as a sequential or a continuous method. In sequential HRT, which is the method mainly used during pre- and perimenopause, the progestogen is added to the estrogen only in the second half of the cycle. The advantage of the sequential method is that the progestogen counteracts excessive growth of the uterine lining that may result from estrogen use and stabilizes the unwanted irregular cycles in pre-menopause and post-menopause. The cyclical use of a progestogen leads to withdrawal bleeding.

In continuous combined HRT, which is used for postmenopausal women, both the estrogen component and the progestogen are administered simultaneously over the entire period of use. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The goal of continuous HRT for postmenopausal women shifts from relieving climacteric symptoms, such as hot flushes, to addressing other age- and hormone- related disorders, such as osteoporosis, incontinence, decrease of sexual function, loss of memory and prevention of cardiovascular diseases.

Our portfolio of hormone replacement therapy products offers products for the needs of women in all phases of the climacteric.

  Climen® is a sequentially combined oral preparation. It contains estradiol valerate and cyproterone acetate. Climen® effectively reduces climacteric complaints and prevents postmenopausal osteoporosis. In addition, Climen® has a positive influence on androgen-related skin disorders like acne, seborrhea and androgenic hair loss.

  Climara® is an alternative to oral hormone replacement therapy. Climara® is a once-a- week patch which releases estradiol. Climara® reduces climacteric symptoms effectively. Climara® was first launched in the United States in 1995. In 1999, Climara® received FDA approval for the prevention of osteoporosis. Authorization of this indication is expected soon in Europe and Latin America.

  Climodien® contains estradiol valerate combined with dienogest in a continuously combined regimen for oral treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. Climodien® has an excellent profile with regard to relief of menopausal symptoms and the anti-androgenic properties of dienogest are an additional benefit for women at this age. Climodien® was launched in Germany in 2001 and will be launched in a number of other European countries as well. A variation of Climodien® with a lower estrogen dose is being developed. The two preparations will provide the prescribers with an option to titrate estrogen doses according to the women's needs without changing the progestogen component. The lower-dose Climodien® is in clinical phase III.

  Avaden® is our new oral gestodene-containing HRT product. Two dosage strengths are provided in the estrogen part of the sequentially combined treatment regimen and thus allow adjustment according to individual needs (Avaden® 1 and Avaden® 2). Avaden® is effective in the treatment of climacteric symptoms and osteoporosis prevention. Avaden® induces a favorable bleeding pattern with predictable and regular cyclical withdrawal bleeding. In January 2002, Avaden® was approved in France. Schering AG, will initiate the approval of Avaden® in other European union member states in a mutual recognition procedure with France acting as reference state.

  Gynodian Depot® is one of our injectable HRT products.

Gynecological Therapy

We offer a range of products for the treatment of certain hormone-related gynecological disorders, including Diane®, Androcur® and Progynon® C. Diane® is used for the treatment of acne but exerts the same contraceptive reliability as combined oral contraceptives. Androcur® is an anti-androgen used, in certain cases in combination with Diane®, for the treatment of hirsutism (symptoms of masculine hair growth in women), acne and seborrhea caused by increased androgen levels. Progynon® C is an estrogen for the treatment of primary and secondary amenorrhea.

Male Healthcare

Our male healthcare program includes products for the treatment of hormone deficiency in men. Testoviron®-Depot 250 contains testosterone enanthate (TE) in an oily formulation for injection every two to four weeks for the treatment of hypogonadism (underfunction of the testes with reduced testosterone production). TE is a testosterone ester which after injection is quickly degraded to release the active substance testosterone. Proviron® is an orally active androgen containing mesterolone with good liver tolerance for the treatment of hypogonadism. We have also developed cyproterone acetate (Androcur®) – the first anti-androgen for the treatment of inoperable prostatic carcinoma and the suppression of an excessive sex drive.

Specialized Therapeutics

The following table sets forth selected therapeutic products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2001	2000
			(E million)
Betaferon®/ Betaseron®	Interferon β-1b	Multiple sclerosis (for relapsing remitting form and, in Europe, Australia and Canada only, secondary progressive form)	681	593
Fludara®	Fludarabine phosphate	Chronic lymphocytic leukemia	131	111
Androcur®	Cyproterone acetate	Prostate cancer	101	103
Betapace®/ Betapace® AF	Sotalol HCl	Arrhythmia; atrial fibrillation	95	168
Noctamid®	Lormetazepam	Sleep disturbances	45	42
Ilomedin®	Iloprost	Peripheral Arterial Occlusive Disease (PAOD) stages III/IV	41	32

We develop novel therapeutics and offer innovative products for the treatment of selected disabling and life threatening conditions, including multiple sclerosis and other diseases of the central nervous system and cardiovascular system, and in the field of oncology.

Central Nervous System

Our portfolio of therapeutic products for the treatment of diseases of the central nervous system includes Betaferon® and Noctamid®.

  Betaferon® (interferon ß-1b). Betaferon® (which is marketed in the United States and Canada under the trademark Betaseron®) has been the Group's leading product in terms of net sales for the past four years. Betaferon® was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing remitting MS in the United States in 1993, in Europe in 1996 and was approved in Japan in September 2000. Betaferon® is also marketed in all major Latin American markets. Betaferon® was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999 and we have filed an NDA for secondary progressive MS in the United States. In January 2002 a new room-temperature stable formulation of Betaferon® was approved in the United States. Betaferon® is the first and only MS therapy available as a room-temperature formulation providing a convenient option for MS patients in the United States. Betaferon® is manufactured for the United States and Japan markets by Chiron Corporation. Chiron also receives royalties from our sales in Europe of Betaferon® manufactured by Boehringer Ingelheim.

  Noctamid® (lormetazepam). Noctamid® is a short-acting benzodiazepine which has been developed and marketed for the treatment of sleep disorders.

Cardiovascular System

Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes: Betapace®, Ilomedin® and Refludan®.

  Betapace®/Betapace® AF (sotalol). Betapace® is used in the treatment of ventricular arrhythmia (abnormal heart rhythm), such as sustained ventricular tachycardia. Betapace® is an anti-arrhythmic drug with Class II (beta adrenoreceptor) properties and Class III (cardiac action potential duration prolongation) properties. Betapace® has been marketed since the 1970s for the treatment of hypertension, angina and arrhythmia. We market Betapace® only in the United States under a license granted by Bristol-Myers Squibb Company in 1991. Betapace® has recently lost market exclusivity and is facing generic competition. We received regulatory approval for Betapace® AF, an indication for treatment of atrial fibrillation, in early 2000 and have three years exclusivity in the United States.

  Ilomedin® (iloprost). Ilomedin® is a stable prostacyclin analogue used for the intravenous treatment of severe forms of peripheral arterial disease (Peripheral Arterial Occlusive Disease (PAOD) stages III and IV) and thrombo-angiitis obliterans. The product increases the microcirculatory perfusion and has been shown to reduce rest pain, improve ulcer healing and reduce the need for amputation. Ilomedin®, which was first launched in 1992, is marketed in Europe and New Zealand.

  Refludan® (lepirudin) is a recombinant hirudin polypeptide that exhibits anticoagulant action through direct thrombin inhibition. It is the first product approved and marketed in Europe and North America for the indication of heparin-induced thrombocytopenia (HIT) type II.

Oncology

We presently market four therapeutic products in the area of oncology: Androcur®, Fludara®, Bonefos® and the recently launched Campath®/MabCampath™. In addition, we have recently obtained rights to a number of promising products and processes in the area of oncology, as discussed under "Research and Development-Specialized Therapeutics".

  Androcur® (cyproterone acetate). Androcur® is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur® reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. Androcur® was introduced to the market in the 1970s in Europe but is not available in the United States. The active ingredient of Androcur®, cyproterone acetate, is also used in gynecology. The drug combines progestogenic and anti-androgenic activities.

  Fludara® (fludarabine phosphate). Fludara® is currently marketed in the field of hematological oncology. Fludara®, which was launched in the United States in 1991 and in Europe in 1994, is also marketed in all major Latin American markets and in Japan. It is a purine analogue acting as an anti-metabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara® has been established as a standard treatment for this group of patients. The drug is approved as second and third-line monotherapy for CLL and has shown to be effective in clinical trials for the first-line therapy. An oral formulation of Fludara® has been approved in Great Britain. As a line extension, clinical phase II studies are under way for the second and third-line therapy for low-grade non-Hodgkin's lymphoma (NHL).

  Bonefos® (clodronate). Bonefos® is a second generation bisphosphonate for the treatment of hypercalcaemia and osteolysis due to malignancies. Bonefos® was developed by Leiras and was launched in Europe in 1990 and 1991. The product is available as an intravenous or an oral formulation. We market Bonefos® in several countries in Europe, the Middle East and Asia.

  Campath®/MabCampath™ (alemtuzumab). Campath® is a humanized monoclonal anti- CD52-antibody used for treatment of chronic lymphocytic leukemia (CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara® treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and failed Fludara® therapy. Campath® has recently been launched in the United States and Europe (MabCampath™). We have worldwide marketing rights to Campath®, excluding Japan and Asia, under a distribution and development agreement with ILEX Oncology, Inc. As a line extension a clinical phase III study in first-line CLL is ongoing.

Diagnostics&Radiopharmaceuticals

The following table sets forth selected products from our Diagnostics& Radiopharmaceuticals business area presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication/Description	2001	2000
			(E million)
Iopamiron®	Iopamidol	X-ray contrast medium	356	372
Magnevist®	Gadopentate dimeglumine	MRI contrast medium	320	286
Ultravist®	Iopromide	X-ray contrast medium	239	238

We are focused on the research, development and commercialization of imaging agents for the diagnosis of diseases and disorders. The Group's principal products in the Diagnostics&Radiopharmaceuticals business area include contrast media for use in X-ray, magnetic resonance imaging (MRI) and ultrasound procedures, radiopharmaceuticals for use in nuclear medicine and contrast medium application technologies.

We have engaged in the research and development of contrast agents for over 70 years. Contrast media are used by radiologists, cardiologists and other physicians to improve the outcomes of diagnostic imaging procedures. The contrast agent is generally administered to the patient by injection.

In the field of nuclear medicine, we have expanded our activities beyond research. In order to strengthen the Group's basis for radiopharmaceuticals, in November 1999 we acquired Diatide, Inc., a company specialized in the research and development of radiopharmaceuticals. During April 2000, we acquired a 60% interest in the French company, CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market. In December 2001 we increased our ownership interest in the company to 100%.

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our wholly owned subsidiary Medrad, Inc. We acquired Medrad in 1995 to enhance and strengthen the Group's expertise and capabilities with regard to contrast media application and other imaging related technologies. We believe that Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed axial tomography (CT), angiography and MRI.

X-Ray Contrast Media

  Iopamiron® (iopamidol). Iopamiron® is an extracellular non-ionic monomeric X-ray contrast agent primarily for intravascular use. The product was among the Group's top five products in terms of net sales in 2001 and one of the top two selling X-ray contrast agents in Japan. We distribute Iopamiron® in Japan, France and Latin America under a license from Bracco S.p.A. We first launched Iopamiron® in Europe in 1984 and in Japan in 1986.

  Ultravist® (iopromide). Ultravist® is an extracellular non-ionic monomeric X-ray contrast agent for intravascular use. The product was among the Group's top five products in terms of net sales in 2001, and we believe Ultravist® is the leading X-ray contrast agent in Europe in terms of market share. Ultravist®, which was developed by us, was launched in Europe in 1985 and is currently marketed in over 70 countries worldwide.

MRI Contrast Media

  Magnevist® (gadopentetate dimeglumine). Magnevist® is an extracellular MRI contrast agent for cranial, spinal and body applications for patients of all age groups. The product was the first MRI contrast agent developed and was among the Group's top five products in terms of net sales in 2001. We believe Magnevist® is the leading MRI contrast agent in the world in terms of market share. Magnevist®, which was developed by us, was launched in Europe, the United States and Japan in 1988 and is currently marketed in over 70 countries worldwide.

  Gadovist® 1.0 (gadobutrol). Gadovist® 1.0 is an extracellular MRI contrast medium. The product was first launched in Switzerland in 1999 for central nervous system indications. In addition, all member states of the European Union have in a mutual recognition process approved Gadovist® 1.0, and it was launched in Germany in 2000 and in further European countries in 2001. In 2001 Gadovist® 1.0 was submitted for registration in Europe in the indication magnetic resonance angiography. Gadovist® 1.0 is also being developed for body indications and is currently in phase III clinical studies. Gadovist® 1.0 is particularly suited for such applications as perfusion imaging and high-dose studies.

  Resovist® (ferucarbotran). Resovist® is an MRI contrast agent for liver specific imaging being developed for the improved detection and characterization of hepatic tumors. In fall 2001, Resovist® was launched in Switzerland, Sweden and Germany. Further European launches are planned for 2002. Resovist® has also been submitted for approval in the United States and Japan, and a regulatory approvable letter for Resovist® was issued by the FDA in October 2000.

Ultrasound Contrast Media

  Levovist® (palmitic acid-stabilized galactose-based air microbubbles). Levovist® is an ultrasound contrast agent for blood pool imaging. Levovist® was first launched in Germany and Sweden in 1996 and is currently marketed in over 40 countries in Europe, Asia, Canada and Latin America. In September 1999, Levovist® was launched in Japan, where it is co-promoted with Tanabe Seiyaku Co., Ltd.

Radiopharmaceuticals for Nuclear Medicine

  Quadramet® (Sm-153 Lexidronam injection). Quadramet® is a therapeutic agent for the relief of pain in patients with metastatic bone lesions that image on conventional bone scan. Quadramet® consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EBTMP, which targets the drug to sites of new bone formation. We market the product in the United States and Europe. For the United States we have an exclusive license from Cytogen Corporation. As a result of the acquisition of CIS bio international, we obtained European and Japanese rights to Quadramet®.

  AcuTect® (Tc-99 Apcitide injection). AcuTect® is a radiopharmaceutical for imaging of deep vein thrombosis in the lower extremities. The product was launched in the United States in 1998.

  NeoTect® (Tc-99m Depreotide injection). NeoTect® is a radiopharmaceutical for imaging of lung cancer. The product was launched in the United States in 1999. The product was authorized for use in all member states of the European Union in November 2000 and launched in April 2001. It is marketed as NeoSpect® in Europe.

Amersham plc has exclusive distribution and license rights to NeoTect® and AcuTect® in Europe, South Africa and certain countries in the Middle East.

We strengthened our portfolio of radiopharmaceutical products with our acquisition of CIS bio international, which specializes in the development, production and distribution of radiopharmaceuticals and capsulated radioactive sources.

Dermatology

The following table sets forth selected dermatology products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2001	2000
			(E million)
Nerisona®/ Nerisona® C/ Tri-Nerisona®	Diflucortolone valerate/ Diflucortolone valerate, Chlorquinaldol/Diflucortolone valerate, Isoconazole nitrate, Neomycin sulfate	Corticoid responsive dermatoses	40	40
Travogen®/ Travocort®	Isoconazole nitrate	Superficial dermatomycoses	34	32
Advantan®	Methylprednisolone aceponate	Eczema	33	26
Neriproct®	Diflucortolone valerate, Lidocain	Hemorrhoids	20	22

The Group has been engaged in the area of Dermatology since we pioneered modern dermatological therapies with topical corticoids in the early 1950s. We are currently active in several of the most important dermatological indication fields, including eczema, mycoses, acne, psoriasis, precancerous skin conditions and hemorrhoids.

Our principal products in the Dermatology area are:

  Nerisona® (diflucortolone valerate). Nerisona® is a corticosteroid of medium potency used for the treatment of eczema and psoriasis. The product is available as cream, ointment, fatty ointment and solution. Principal sales from the product, which was first launched in 1975, are from Japan and Europe. Nerisona® is also distributed in Latin America and Asia.

  Travogen® (isoconazole nitrate). Travocort® (isoconazole nitrate, difluocortolone valerate). Travogen® and Travocort® are our prime anti-fungal products for the treatment of dermatomycoses. Travocort® is also indicated in super-infected dermatomycoses. The products were introduced in 1979. Most of the sales of the products come from Europe and Latin America.

  Advantan® (methylprednisolone aceponate). Advantan® is a topical corticosteroid for the treatment of eczema. Advantan® was first launched in 1992. We presently distribute Advantan® in Europe, Latin America and Asia. In Australia and New Zealand, Advantan® is co-marketed with Commonwealth Serum Laboratories Ltd. The arrangement terminates in 2004.

  Neriproct® (diflucortolone valerate, lidocain). Neriproct® is used to treat hemorrhoids and is distributed in Japan.

  Psorcutan® (calcipotriol). Psorcutan® is a vitamin D3 based topical product for the treatment of mild to moderate psoriasis. The product is available as ointment, cream or solution. Psorcutan® was developed by Leo Pharmaceuticals and first launched in Germany in 1992. We have semi-exclusive rights to distribute Psorcutan® in Germany, Italy, Austria and Turkey under a licensing agreement which has been prolonged in 2001 until 2012.

  Skinoren® (azelaic acid). Skinoren® (marketed in the United States as Azelex®/Finevin™) is used to treat mild to moderate inflammatory acne vulgaris. Skinoren® was launched in Europe in 1989 and in Latin America in 1995. In the United States, Azelex® is distributed by Allergan Inc. under a co-marketing arrangement since 1995. In 2001, we began co- marketing this product in the United States as Finevin™ Cream. A gel preparation is under regulatory review in Europe and has entered clinical studies in the United States. We intend to submit a NDA for a gel preparation in the indication rosacea in the United States in March 2002.

  Levulan®/Kerastick™ (aminolevulinic acid or "5 Ala"). Levulan® is a photosensitization agent for the treatment of actinic keratosis, an increasingly prevalent precancerous condition resulting from excessive exposure to sunlight. Levulan® was licensed from DUSA Pharmaceuticals, Inc. and was launched in the United States in September 2000. Levulan did not achieve the sales targets set for 2001. However, in 2001, we obtained reimbursement codes for the drug product and its photodynamic therapy (PDT)-system which come into effect in the beginning of 2002. The product is under registration in Europe (MR procedure) and Latin America.

  Lurantal®/Orantane® (Isotretinoin). Isotretinoin is the main therapy used for the treatment of severe acne cases. It is available in soft gelatin capsules in the concentrations 5, 10, 20 and 40 mg. Lurantal® was licensed from RP Scherer AG (Zurich) for Europe (except France), Latin America, and Asia while Oratane® was licensed from Douglas Pharmaceuticals Ltd. (New Zealand) for the US and Canada. Lurantal® is under regulatory approval in Europe (MR procedure) and Latin America.

RESEARCH AND DEVELOPMENT

Overview

Our research and development activities are focused primarily on four selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

  causal therapy of selected disabling and life threatening diseases.

  sensitive and highly specific diagnostics.

  gender specific health care products.

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

Through the introduction of a Corporate Research function, we further advanced the global responsibilities in our worldwide research organization with the aim of linking knowledge, abilities and the promotion of innovation all over the world. This function ensures that pharmaceutical research optimizes synergies between the scientific disciplines and technologies involved to enhance the discovery of drug development candidates. Research Centers have been established in Europe, the United States and Japan. These centers provide for state-of-the-art drug discovery technologies for our four research business areas.

Collaboration Efforts

Besides our internal research and development efforts, we have made a strategic decision to engage in efficient collaborations. Thus, we continuously monitor drug and target discovery and new therapeutic principles in our four core business areas and beyond for opportunities to enrich our product portfolio and to broaden our technology platform. We enter into licensing arrangements or otherwise acquire synergistic or value-added drugs and technologies. We have established a number of research and development cooperation networks with leading international academic and industrial partners, including biotechnology companies and major pharmaceutical companies.

The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner	Objective
Abbott Laboratories, Inc.	Topical immunomodulation against atopic dermatitis
Novartis International AG	Joint development of angiogenesis inhibitors (therapy of solid tumors)
IDEC Pharmaceuticals Corp.	Radioimmunotherapy in hematological oncology (radiolabeled mAB)
ILEX Oncology, Inc.	Immunotherapy in hematological oncology (mAB)
Alliance Pharmaceuticals Corp.	Ultrasound contrast medium
Collateral Therapeutics, Inc.	Angiogenic gene therapy
DUSA Pharmaceuticals, Inc.	Photodynamic therapy in dermatological indications
INCYTE Pharmaceuticals, Inc.	Genomics-access to EST/gene database
Ribozyme Pharmaceuticals, Inc.	Genomics-antisense technology for target validation
MediGene AG	Vaccination for treatment of precancerous lesions of the cervix
University of Virginia	Identification of a new target for male contraception
Phoenix Pharmacologics, Inc.	Enzymatic technology in cancer therapy
Pharmacopeia, Inc.	Drug discovery-access to large compound libraries
Myriad Genetics, Inc.	Access to genomic database for proteins
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
The Population Council	Synthetic androgen for treatment of hypogonadism
Titan Pharmaceuticals, Inc.	Development of injectable cells producing dopamine for treatment of Parkinson's
Vertex Pharmaceutical (Europe) Ltd.	Development of small molecules for the treatment of neurodegenerative diseases
Philogen S.r.l.	Diagnosis, photodynamic-, and radiotherapy of tumors and other pathologies
EPIX Medical, Inc.	MRI contrast media

We have ownership interests in entities that perform basic research of special interest to the Group. These basic research entities maintain a close relationship with our research and development organization. The following table sets forth these entities, our ownership interest, and their field of research:

Institution	Ownership Interest	Research Field
Institute for Hormone and Reproduction Research	70%	Basic research in reproduction physiology and endocrinology.
metaGen Pharmaceuticals GmbH*	43%	Identification of genes responsible for certain diseases. Current focus is breast and prostate cancer genes.

* We reduced our 100% ownership interest in metaGen Pharmaceuticals GmbH to 43% by admission of further shareholders (private equity investment group Apax Partners: 45%; management of metaGen: 12%). This transaction is intended to enable us to realize the full potential of metaGen Pharmaceuticals.

Research and Development Efforts

Expenditures on research and development increased 7% to E 864 million in 2001 from E 811 million in 2000.

During 2001, 25% of our research and development expenditure could not be allocated to specific projects as it accrued. These unallocated expenditures primarily relate to basic research costs, management costs, infrastructure costs, international project management costs and regulatory compliance overhead costs. The following table sets forth, by business area, the research and development expense allocable to projects for the year ended December 31, 2000:

	2001	2000
	(E million)
Research and Development Expense Allocable to Projects by Business Area:
Specialized Therapeutics	283	229
Fertility Control&Hormone Therapy	172	164
Diagnostics&Radiopharmaceuticals(1)	121	105
Dermatology	36	20
Other research projects	40	51
Total	652	569

(1) Expenditures in the field of radiopharmaceuticals have been included in the formed Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

Fertility Control&Hormone Therapy

We are a pioneer in the area of female healthcare and our fertility control, hormone replacement therapy and gynecological therapy products seek to meet the highest standards of efficacy, reliability and safety. In fertility control, our research and development efforts are aimed to identify new modes of contraception (hormonal and non-hormonal), to reduce hormone dosages further, to improve tolerability, to develop new methods for application and to offer additional therapeutic benefits. In hormone replacement therapy, we are developing products for the treatment of climacteric complaints and for the prevention and treatment of osteoporosis with a panel of treatment regimes and a variety of choices regarding the active ingredients and the form of application (such as oral form, intrauterine systems and patches). In gynecological therapy (hormone therapy), we are developing a new treatment for endometriosis. We are also pursuing an andrological research program to identify approaches for male fertility control and to address age-related hormonal imbalances and corresponding disease processes in males.

The following table lists the principal products from the Fertility Control&Hormone Therapy business area currently under development by the Group, their composition and current development status:

Product/Project	Composition	Status
Oral Contraceptives
E2 pill	Estradiolvalerate/Dienogest	Phase III
Yasmin® 20	Ethinylestradiol/Drospirenone	Phase III
Non-oral Contraceptives
FC patch	Gestodene/Ethinylestradiol	Phase III
Hormone Replacement Therapy
Climodien 1/2	Estradiolvalerate/Dienogest	Phase III
Climara Pro™	Levonorgestrel/Estradiol transdermal	US: Submitted
(continuous combined)	System (patch)
Climarelle™	Estradiol transdermal	Phase III
delivery system (patch)
Angeliq® (continuous combined HRT)	Drospirenone/Estradiol (oral)	US/EU: Submitted
Endometrial protection under	Levonorgestrel Intrauterine System	Phase III
estrogen replacement therapy	(IUS)
Gynecological Therapy
Endometrion®	Therapy of Endometriosis	EU: Submitted
Dienogest (oral)
HPV vaccine	Prophylactic and therapeutic	Phase II
immunization cervical cancer
Mesoprogestins	Endometriosis	Phase II
Oxybutynin releasing vaginal ring	Urge incontinence	Phase II

Male Healthcare
Testosterone undecanoate (TU)	Androgen replacement (injection)	Phase II
MENT™	Androgen replacement (transdermal)	Phase I
Male fertility control	Progestin/androgen	Phase II

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Oral Contraceptives

  E2 pill. The aim of this project is to broaden the contraceptive choice for women in their later reproductive life and to introduce natural estrogen (estradiol) in oral contraception. Premenopausal women are still at risk of pregnancy, so that they need a reliable contraceptive. At the same time, pre- and perimenopause is characterized by the development of symptoms of hormone deficiency due to declining ovarian function. Such symptoms include irregular bleeding, hot flushes, night sweats, mood swings, vaginal dryness and fatigue. The process leading to osteoporosis in postmenopausal women starts by age 35-40, when bone resorption gradually exceeds bone formation. Thus, the premenopausal years are an important period during which to optimize bone mass preservation to reduce the risk of hip fractures during the postmenopause. With a pill containing estradiol and dienogest, we aim to provide an effective and safe contraceptive for the 35-50 year age group, with additional benefits regarding bone protection and alleviation of vasomotor symptoms. This product is currently undergoing phase III studies.

  Yasmin® 20. Yasmin® 20, a lower dose variation of Yasmin® containing the same dose of drospirenone but only 0.02 mg of ethinylestradiol, is currently undergoing phase III clinical studies.

Non-Oral Contraceptives

  Patch for Fertility Control (FC Patch). The innovative FC Patch offers Schering AG the essential entrance into the sub-segment of patches within the fertility control market. This monophasic combined transdermal patch has a daily release rate of 25 µg ethinyl- estradiol and 75 µg gestoden. It will be applied once per week, i. e. three patches (for 21 days) and one week off. The transdermal route of hormone administration will result in improved tolerability. Due to the excellent cosmetic appearance (small transparent matrix patch) and the convenience and user-friendliness ("no missed pills", once-a- week application) high compliance is anticipated. The product is in clinical study phase III.

Hormone Replacement Therapy

  Climara Pro™. As an alternative to oral hormone replacement therapy, a combination patch with estradiol and levonorgestrel is being developed. This patch will only need to be applied once a week and is intended for use in osteoporosis prevention and the treatment of climacteric complaints. The product has been submitted for registration in the United States and is planned to be submitted for registration in Europe and Latin America.

  Climarelle™. Climarelle™ is an ultra-low dose patch with an estradiol delivery rate of 12.5 µg/day. The size of the patch is only 3.25 cm2 and the product has an excellent cosmetic appearance. The patch is indicated for osteoporosis prevention, particularly for women in the late postmenopausal stage of the climacteric. No endometrial stimulation is expected and no progestogens will need to be given. Climarelle™ is expected to be submitted for registration in 2003.

  Angeliq®. Angeliq® is a continuous combined preparation, containing estradiol and drospirenone as the progestin component to provide endometrial protection. The innovative progestin drospirenone has shown to reduce common side effects of estrogen therapy, such as fluid retention and subsequent breast tension and weight increase in susceptible women due to its mild anti-mineralcorticoid activity. Furthermore, drospirenone has androgenic effects which results in positive effects on skin and hair. The advantage of the continuous combined regimen is that no cyclical bleeding is induced and amenorrhea can be achieved in the majority of women. Angeliq® has shown to be effective in the treatment of climacteric symptoms and prevention of osteoporosis. The clinical studies have been completed and the product has been submitted for registration in the United States and in Europe.

  Endometrial protection under estrogen replacement therapy. We are developing an intrauterine system (IUS) for women in the menopause. The technology of the IUS has been used successfully for contraception for some years with the product Mirena® and also to protect the endometrium of women in the perimenopause who are receiving estrogen replacement therapy. Women in the postmenopause no longer require contraception. For these women, a smaller version of the IUS is being developed as the uterus shrinks considerably after menopause. The smaller IUS also releases levonorgestrel. If a woman in the postmenopause is on estrogen replacement therapy, this IUS prevents excessive growth of the uterine lining. Since this IUS is a local application, it also avoids the possible side effects of a progestin. The project is currently in clinical phase III.

Gynecological Therapy

  Therapeutic vaccine for the treatment of precancerous lesions of the cervix (Anti-HPV vaccine). We and MediGene AG cooperate in developing a therapeutic vaccine for the treatment of precancerous lesions of the cervix caused by human papilloma viruses (HPV). Cervical carcinoma is the second most common cancer in women. Cervical cancer and precancerous lesions of the cervix are associated with human papilloma virus. Despite extensive screening, there are more than 450,000 cases of cervical cancer and 350,000 annual deaths reported world-wide every year. About 1-4% of the female population have high grade cervical dysplasia. The present treatments available for precancerous lesions are often invasive and may cause infertility or some disorders in following pregnancies. A therapeutic vaccine could offer a treatment without side effects to women with precancerous lesions who are at risk for progression to cervical cancer. The project is in phase I of clinical studies.

  Endometrion®. Endometrion® is a product specifically targeted for convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a progestogen with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as efficacious as GnRH-agonists but with a lower incidence of progestogenic and estrogen deficiency-related side effects. Treatment is recommended for 24 weeks, but long-term use will be possible. Cost-effectiveness of long-term treatment is an additional benefit. Endometrion® has been submitted for registration in Europe in 2002.

  Mesoprogestins. With mesoprogestins, we will introduce an entirely new substance class to the treatment of endometriosis. Pharmacologically, these substances demonstrate both progesterone antagonistic and partially agonistic properties. Mesoprogestins show a combined antiproliferative and atopic effect on the endometrium. This effect holds true for endometrial tissue outside the uterine cavity. The major advantage of mesoprogestins is their reduced side-effect profile and their potential for long-term use. The product is expected to be submitted for registration in 2005.

  Oxybutynin releasing vaginal ring for the treatment of urinary urge incontinence. Effective local medical treatment of urinary incontinence is a long standing need. The overactive bladder, which can seriously impair quality of life, is typically treated with oral anticholinergic drugs which however, have undesirable systemic effects, such as dry mouth and constipation. We expect from our flexible vaginal ring – loaded with oxybutynin – a distinctly better efficacy and side-effect profile. The product is expected to be submitted for registration in 2003.

Male Healthcare

Testosterone is the most important androgen (male sex hormone). Testosterone deficiency (hypogonadism) may result from genetic abnormalities, injury, and various diseases as well as from the decline in the production of testosterone with increasing age. Clinical studies have shown that the replacement therapy in hypogonadal males benefits muscle mass and function, body composition (increase in lean mass and decrease in fat mass), bone density, sexual motivation and mental capabilities.

  Testosterone undecanoate (TU). We have developed a new formulation of TU for intra muscular injection which has two major advantages compared to previously available preparations. On one hand, the release pattern is well controlled so that the blood concentrations will stay within the desired physiological level. In comparison, the duration of action could be extended considerably. TU needs to be injected only four times per year instead of approximately 20 injections of testosterone enanthate, the current standard therapy. We are planning to file for European registration in 2002 and achieve registration by the end of 2003. For use in male contraception, TU is considered the best candidate to serve as the androgenic component in combination with a progestin.

  MENT™ (7 alpha-Methyl-19-Nortestosterone). We have signed a cooperation agreement with the Population Council for the joint development of MENT™. MENT™ is a synthetic androgen, which has slightly different properties compared to natural testosterone. It is reduced to dihydrotestosteron (DHT) to a much lesser degree than testosterone. DHT is held responsible for the effect on the prostate. It is expected that MENT™ will have less influence on prostate growth at doses exhibiting all the wanted effects of testosterone. MENT™ can enter the body through the skin (transdermally) or via an implant that stays under the skin for about a year. These application methods are advantageous because they ensure a constant plasma level.

  Male Fertility Control. For years, our research has been looking for approaches to hormonal and non-hormonal contraception for men. The most advanced research project is male hormonal contraception is based on suppression of sperm formation by exogenous progestins and androgens. Potential active substances are in Phase II of clinical development. Marketing is targeted for 2005 to 2007 at the earliest. Hormonal contraception, however, is only one possible method of male fertility control. We are currently also pursuing other non-hormonal possibilities in early basic research.

Specialized Therapeutics

Our current research and development efforts in Specialized Therapeutics are focused on central nervous system and cardiovascular diseases and in the field of oncology.

The following table lists the principal products from the Specialized Therapeutics business area currently under development by the Group, their composition and current development status:

Product/Project	Indication/Description	Status
Central Nervous System
Mesopram™	Oral treatment of multiple sclerosis	Phase II
NS-7	Stroke-related brain damage	Phase II
Pirfenidone	Oral treatment of multiple sclerosis	Phase II
CCR-1 inhibitor	Oral treatment of multiple sclerosis	Phase I
Cardiovascular System
Ventavis	Pulmonary hypertension	Phase III
Angiogenic Gene Therapy	Stable angina pectoris	Phase II/III
	PAOD	Phase I
Factor Xa inhibitor	Prevention of thrombosis in acute	Phase II
coronary syndrome
Fasudil	Chronic stable angina pectoris	Phase II
Oncology
Zevalin™	Non-Hodgkin's lymphoma	EU: sub-
mitted
MS-209	Breast and lung cancer	Phase III
VEGF-TK inhibitor	Colon cancer and various solid	Phase I/II
tumors
MS-275	Lung and colon cancer	Phase I
ADI-PEG	Hepatoma/melanoma	Phase I

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Central Nervous System

  Mesopram™. In order to offer a more convenient mode of administration, we are performing a phase II study to investigate whether the oral administration of the PDE IV inhibitor Mesopram™ could be an effective and safe method of administration in patients with multiple sclerosis.

  NS-7 (Na/Ca channel blocker). We have licensed a product from Nippon Shinyaku for the therapy of stroke-related brain damage which is currently in phase II clinical development. The drug's pharmacology is new for this indication.

  Pirfenidone. Pirfenidone, a cytokine antagonist, is a potent inhibitor of TNF alpha production and is currently investigated in Phase II clinical trials as an orally applicable treatment for multiple sclerosis.

  CCR-1 inhibitor. We have developed an immune modulator for the oral treatment of multiple sclerosis which has entered Phase I clinical studies.

Cardiovascular System

  Ventavis. Iloprost, a stable analogue of prostacyclin, has been investigated in phase III studies for the therapy of pulmonary hypertension, a disease with an extremely high need for an acute and effective treatment. Inhalation should provide a rapid response and a high tolerability. The study demonstrated significant superiority of iloprost over placebo. Iloprost has been developed under orphan drug status for pulmonary hypertension in Europe and submitted for registration to the EMEA. Iloprost is being marketed as Ilomedin® for PAOD.

  Angiogenic Gene Therapy (AGT). In cooperation with Collateral Therapeutics, Inc., we have initiated a program using the FGF-4 gene for Angiogenic Gene Therapy (AGT). The program is currently in phase IIb/III clinical development for stable angina pectoris. AGT is also investigated in phase I studies for PAOD.

  Factor Xa inhibitor. Our Factor Xa inhibitor represents a highly innovative compound which is developed in phase II for the prevention of thrombosis in acute coronary syndromes.

  Fasudil. We have in-licensed the innovative cardiovascular product fasudil from the Japanese pharmaceutical company Asahi Kasei Corporation, Tokyo. The intravenous formulation of fasudil is already approved on the Japanese market for the indication of subarachnoid hemorrhage (SHA). An oral formulation of fasudil will be developed jointly with Asahi Kasei for the treatment of angina pectoris. Our licensing rights include rights for marketing and sales of fasudil in the United States and Europe.

Oncology

  Zevalin™. In addition to our Fludara® line extensions and Campath® within the field of hematological oncology, our primary development efforts in the field of hematological oncology is Zevalin™. Zevalin™ is an yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma (NHL). The mechanism of action is ß-radiation by yttrium-90, which is bindend to the antibody. The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin™ therapy, peripheral B-cells need to be cleared by a low dose of rituximab (produced by Genentech/La Roche). Zevalin™ shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies and also for patients refractory to rituximab. The FDA has approved Zevalin™ for follicular, B-cell low-grade NHL patients no longer responding to rituximab in February 2002. In Europe, Zevalin™ was submitted for registration in January 2001. The Group has worldwide rights to Zevalin™, excluding the United States. Clinical development studies for first- line follicular low-grade NHL and second-line aggressive lymphoma are ongoing.

  MS-209. Our multidrug resistant modulator is currently in phase III clinical trials in Japan and in phase I clinical trials in the United States and Europe. It is under development for patients with breast and non-small cell lung cancer.

  VEGF-TK inhibitor. This product is in phase I/II of clinical development for the treatment of solid tumors, e.g. colon cancer. It is an anti-angiogenic compound that we develop in collaboration with Novartis. It stops blood vessels from branching off to supply tumor tissue. This prevents tumor growth by cutting off its supply of nutrients and oxygen.

  MS-275. MS-275 is a histone deacetylase inhibitor that is currently in phase I clinical trials for the treatment of solid tumors, e.g. colon and lung cancer. This compound counteracts the inactivation of the tumor suppressor gene p53.

  ADI-PEG. This compound consists of an enzyme named arginine-de-iminase that catalyses arginine depletion and is covalently attached to polyethylenglycol. It is in phase I clinical trials for the treatment of hepatoma and melanoma. As a drug ADI-PEG enzymatically depletes circulating arginine with tumor cell starvation as the consequence.

Diagnostics&Radiopharmaceuticals

We believe that we are a world leader in the field of in-vivo diagnostic imaging, providing innovative X-ray, magnetic resonance imaging and ultrasound contrast media products. Our current research and development projects are directed towards disease specific and functional imaging products that provide an even more accurate and earlier detection of tumors and central nervous system and cardiovascular diseases (sensitive perfusion imaging) as well as molecular imaging of inflammatory and proliferative processes. With our acquisitions of the research and development-based companies Diatide, Inc. and CIS bio international, specialized in the field of radiopharmaceuticals, we broadened our technology platform in molecular and functional diagnostics.

The following table lists the principal diagnostic and radiopharmaceutical products currently under development, their indications or area of use and current status:

Product	Indication/Description	Status
Eovist®	MRI contrast agent/liver imaging	US: Phase III
EU: Phase III
Japan: Phase III
Supravist™	MRI contrast agent/cardiovascular	EU: Phase III
MS-325	MRI contrast agent/cardiovascular	US: Phase III
Imavist	Ultrasound contrast agent/echocardiography	US: Submitted
CISNOET™	Radiopharmaceutical/cardiac imaging	US: Phase III EU: Phase III
NeoTide™	Radiopharmaceutical/lung cancer therapy	US: Phase I

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceeding table:

  Eovist® (gadoxetic acid). Eovist® is an MRI contrast agent for liver-specific imaging being developed for the detection and characterization of hepatic tumors in T1-weighted images.

  MS-325. MS-325 is an MRI contrast agent being developed for diagnosing diseases of the vasculature. The product is being developed in cooperation with EPIX Medical Inc. By obtaining the exclusive sales and marketing rights in Japan in January 2001, we now own these rights for MS-325 worldwide.

  Supravist™ (terucarbotran). Supravist™ is an MRI contrast agent which is being developed for diagnosing diseases of the vasculature.

  Imavist (perflexane-phospholipid microbubbles). Imavist is a contrast agent for ultrasound being developed to aid in the assessment of cardiac function and myocardial blood flow. The product is being developed in cooperation with Alliance Pharmaceutical Corp. A regulatory approvable letter for Imavist was issued by the FDA in August 2000.

  CISNOET™ (Tc99m N-NOET). CISNOET™ is a scintigraphic imaging agent being developed for the diagnosis of coronary artery disease.

  NeoTide™ (Re-188 P2045). Neotide™ is a radiopharmaceutical being developed for the therapy of lung cancer.

Dermatology

Our current research and development efforts in the Dermatology business area are focused on eczema, acne, psoriasis and photodynamic therapy.

The following table lists the principal products from the Dermatology business area currently under development by the Group, their indications and current status:

Product	Indication	Status
Azelaic acid	Rosacea	US: Phase III (finalized)
(gel formulation)	Acne (mild to moderate)	US: Phase III
EU: Submitted
Psorcutan®Beta (Calcipotriol/BMDP ointment)	Psoriasis (mild to moderate)	EU: Submitted
Calcitriol analogue	Psoriasis (mild to moderate)	Phase I/II
ABT-281 Ascomycinderivative	Atopic dermatitis	Preclinical

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  Azelaic acid (gel formulation). Azelaic acid gel is an improved formulation for the treatment of mild to moderate acne and rosacea. The gel formulation is under regulatory review in Europe (acne) and is being prepared for submission in the United States (rosacea).

  Psorcutan®Beta (Calcipotriol/Betamethasone Diproprionate). The combination product contains the vitamin D analogue calcipotriol and a potent corticosteroid formulated in an ointment base. We acquired exclusive marketing rights for certain European markets from LEO Pharmaceuticals. The product is expected to obtain marketing authorization for mild and moderate psoriasis during 2002.

  Calcitriol analogue. The calcitriol (vitamin D) analogue is a proprietary Group compound which enters phase II clinical trials as a topical treatment of mild to moderate psoriasis.

  ABT-281 (ascomycin derivative). The ascomycin derivative is developed in a topical form for the treatment of atopic dermatitis. We have acquired global development and marketing rights for this innovative compound (calcineurine inhibitor) from Abbott Laboratories in early 2001. The compound will enter clinical investigations in 2002.

Our research and development projects may not survive the development process and may not obtain required regulatory approvals. Even if a development project is approved, it may not be profitable. See "Regulation".

Research and Development Centers

The Group operates nine research and development centers in Europe, the United States and Japan which employ over 4,000 persons. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location	Research Areas
Berlin, Germany	— Diagnostics (X-ray, MRI and ultrasound contrast media and molecular imaging)
— Fertility Control&Hormone Therapy
— Specialized Therapeutics (oncology and neuro-degenerative diseases)
Dermatology (inflammatory skin disorders, including eczema and psoriasis)
Jena, Germany	— Fertility Control&Hormone Therapy
Turku, Finland	— Fertility Control&Hormone Therapy (new modes of application)
Saclay, France	— Radiopharmaceuticals
Richmond, California	— Oncology, CNS/immunology (including MS), and selected cardiovascular diseases
Indianola, Pennsylvania	— Medical devices for diagnostic applications (including vascular injection systems)
Londonderry, New Hampshire	— Radiopharmaceuticals
Osaka, Japan	— Diagnostics (MRI)
Mobara and Tokyo City, Japan	— Specialized Therapeutics (oncology, cardiovascular and central nervous system diseases)

GROUP ORGANIZATION

Business Areas

Our business areas for Fertility Control&Hormone Therapy, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology coordinate the development of our product portfolio. The business areas generally have the following objectives:

  establish targets and direction of in-house research.

  sponsor and guide pre-clinical drug development activities.

  actively develop products through clinical phases I, II and III.

  monitor the product approval process in Europe, the United States and Japan.

  outline the strategy for the introduction of the product in the market.

  stay abreast of new trends in medical research, molecular biology and biopharmacy in order to identify potential new areas for development or potential products for acquisition.

  develop an international network of opinion leaders in the medical field to assist in the development of new products.

Group Segments

The Group's businesses are comprised of five geographic segments and an other activities (primarily pharmaceutical chemicals) segment, as set forth in the following chart:

Schering AG Group

Europe Region	United States Region	Japan Region	Latin America/ Canada Region	Asia/ Middle East Region	Other Activities

In addition, through our 24% ownership interest in Aventis CropScience, we participated in the crop protection and crop production business. See note 31 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 2001, 2000 and 1999. See "Item 5-Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for 2001, 2000 and 1999.

The following table sets forth the net sales for each of the Group's five geographic segments and the Other Activities segment for the three years ended December 31, 2001:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales by Segment:
Europe Region	2,183	2,008	1,766
United States Region	1,113	992	775
Japan Region	663	670	454
Latin America/Canada Region	511	474	372
Asia/Middle East Region	213	198	164
Other Activities	159	151	143
Total	4,842	4,493	3,674

Europe Region

Overview

The geographic segment Europe, referred to in this annual report as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States, South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). The headquarters of the Europe Region are located in Berlin, Germany. The Group's operations in Europe have been enhanced by a number of key acquisitions in recent years, including Leiras Oy, Jenapharm and CIS bio international. With our acquisition of the remaining shares of CIS bio international in December 2001, we acquired 100% ownership interest in the company. CIS specializes in the development, production and distribution of radiopharmaceuticals.

The Europe Region accounted for approximately 45% of the Group's net sales in 2001. As of December 31, 2001, the Europe Region employed 7,310 persons.

The following table sets forth net sales by business area of the Europe Region for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales Europe Region by Business Area:
Fertility Control&Hormone Therapy	845	765	702
Specialized Therapeutics	749	690	613
Diagnostics&Radiopharmaceuticals(1)	442	408	319
Dermatology	135	131	122
Other Sources	12	14	10
Total	2,183	2,008	1,766

(1) Net sales of our radiopharmaceutical products have been included in the Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

The following table sets forth net sales by country for the Europe Region for years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales by Country:
Germany	532	504	487
France	286	253	184
Great Britain	146	137	118
Italy	249	231	201
Spain	178	154	134
Finland	117	111	113
Other	675	618	529
Total	2,183	2,008	1,766

Among the factors that have affected, or may affect, the business of the Europe Region are:

  Healthcare cost containment measures effected by governments, institutions and managed care organizations.

  Intense price competition for diagnostic products.

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

Products

The following table sets forth our top-selling products in 2001 and in 2000 in the Europe Region. These products represented 51% of the total net sales for the Europe Region in 2001 (51% in 2000).

	Net Sales 2001	Percentage Change from 2000	Net Sales 2000	Percentage Change from 1999
	(E million)		(E million)
1. Betaferon®	326	10	295	30
2. Diane®	149	3	145	9
3. Ultravist®	145	(1)	147	(2)
4. Magnevist®	84	7	79	7
5. Mirena®	80	19	67	15
6. Meliane®	79	20	66	38
7. Androcur®	78	(2)	79	2
8. Femovan®	60	(1)	60	1
9. Microgynon®	58	13	52	10
10. Fludara®	46	28	35	(3)
Total	1,105		1,025

Marketing and Distribution

Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

The following table sets forth the main target groups for the marketing of our products in the Europe Region:

Fertility Control&Hormone Therapy	gynecologists, general practitioners
Specialized Therapeutics	neurologists, oncologists, hematologists, hospitals, urologists
Diagnostics&Radiopharmaceuticals	radiologists, nuclear physicians, urologists, cardiologists, hospitals
Dermatology	dermatologists, general practitioners

Our products are marketed by 2,176 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the Internet.

We generally distribute our products through wholesalers, pharmacies or directly to the target groups.

We actively seek, where appropriate, to supplement the efforts of our sales force through copromotion arrangements and co-marketing arrangements. We have a co-marketing agreement with the Wyeth Ayerst International division of American Home Products, Inc. for the oral contraceptive substance gestodene for the Europe Region (other than South Africa, Australia and New Zealand). We also have several co-promotion agreements for specific countries, including iloprost in Italy and contrast media products in Spain.

Production

In Europe, we produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany and three smaller facilities in Germany, Finland and Spain. The Bergkamen facility is presently operating at high capacity. These European production facilities produce much of the requirements for all of the Group's regions.

In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 2001, the location of, and dosage form produced at, our production facilities in the Europe Region.

Dosage Form	Location
Solids	Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Vienna, Austria; Milan, Italy
Liquids/Parenterals	Berlin; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland

(1) Implants, intrauterine systems

For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Restructuring Program".

Capital Expenditures

Capital expenditures for the Europe Region were E 108 million in 1999, E 115 million in 2000 and E 167 million in 2001. We made these expenditures mainly in the areas of production facilities (including the European Production Initiative) and distribution facilities and to modernize information technology. Capital expenditures are expected to total E 211 million in 2002 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

United States Region

Overview

The geographic segment United States, referred to in this annual report as the United States Region, consists of the United States and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex Laboratories Inc. As discussed under "-Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

Schering Berlin Inc. is the management holding company for the United States interests of Schering AG. Through its operating subsidiaries, Schering Berlin supports Schering AG's strategic global interests in pharmaceuticals and medical devices. Located in Montville, New Jersey, Schering Berlin provides specialized management expertise and develops long range plans for its United States subsidiaries. Schering Berlin has three principal subsidiaries:

Berlex Laboratories Inc. Located in Wayne and Montville, New Jersey, and Richmond, California, Berlex Laboratories is committed to bringing products from the areas of Diagnostics&Radiopharmaceuticals, Fertility Control&Hormone Therapy and Specialized Therapeutics to the United States, and has recently entered the area Dermatology.

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

Schering Berlin also holds a portion of the Group's investment in Aventis CropScience, which we agreed (together with our co-shareholder Aventis S.A.) in October 2001 to sell to Bayer AG. The closing is subject to certain conditions, including the approval by certain regulatory agencies and consents.

The United States Region accounted for approximately 23% of the Group's net sales in 2001. As of December 31, 2001, the United States Region employed 3,177 persons (including 899 sales representatives).

The following table sets forth net sales by business area of the United States Region for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales United States Region by Business Area:
Fertility Control&Hormone Therapy	187	152	129
Specialized Therapeutics	485	482	403
Diagnostics&Radiopharmaceuticals(1)	437	357	243
Dermatology	4	1	—
Total	1,113	992	775

(1) Net sales of our radiopharmaceutical products have been included in the diagnostics&radiopharmaceuticals business area with effect from January 1, 2000.

Among the factors that have affected, or may affect, the business of the United States Region are:

  Competition from large pharmaceutical companies in the United States market with substantial resources for research, product development and promotion.

  Increasingly competitive price pressures as managed care groups, institutions, government agencies and other purchaser groups seek price discounts and rebates for pharmaceutical products.

  Intense price competition for diagnostic products.

  Impact of market entry of competing generic products, particularly in the Fertility Control&Hormone Therapy business area (including oral contraceptives and Climara®) and in the Specialized Therapeutics business area (including Betapace®).

We believe that the key competitive strengths of the United States business are our know- how in building new markets and high-quality customer service.

Products

During 2001, approximately 83% of our net sales in the United States Region were generated from sales of products from the Specialized Therapeutics and Diagnostics&Radiopharmaceuticals business areas. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of fertility control, hormone therapy, contrast media, specialized therapeutics and dermatology. In 2001 we launched five products in the United States Region: Yasmin®, Campath®, Mirena®, Finevin™ and Refludan®.

The following table sets forth our top-selling pharmaceutical products in 2001 and in 2000 in the United States Region. These products represented 61% of the total net sales for this segment in 2001 (68% in 2000).

	Net Sales 2001	Percentage Change from 2000	Net Sales 2000	Percentage Change from 1999
	(E million)		(E million)
1. Betaseron®	285	16	247	31
2. Magnevist®	142	28	111	7
3. Betapace®	95	(43)	168	41
4. Climara®	85	5	81	16
5. Fludara®	70	9	64	32
Total	677		671

Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of E 238 million in 2001.

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the United States Region:

Specialized Therapeutics	neurologists, oncologists, cardiologists, hematologists, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, hospitals, free standing imaging centers
Fertility Control&Hormone Therapy	gynecologists
Dermatology	dermatologists
Medrad	radiologists, hospitals

Our pharmaceutical products are marketed by our 899 trained sales representatives as well as additional contract sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-the-consumer campaigns to increase awareness in the market. Due to the broadening of our product line in the United States Region, including the launch of the oral contraceptive Yasmin® and the intrauterine system Mirena®, we significantly expanded the size of our sales force.

We generally distribute pharmaceutical products through wholesalers and pharmacies or directly to end-customer groups. We have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers.

Medrad markets its products to target groups through its own sales force located in its major markets. Products are also marketed to end-customer groups indirectly through original equipment manufacturers (OEMs), government purchasing organizations (GPOs) and managed care groups. Third-party distributors serve Medrad's smaller markets.

Production

The pharmaceutical products we market in the United States Region are generally manufactured by the Group's European facilities or under various manufacturing agreements with third parties. We operate one pharmaceutical production plant in the United States Region. The plant, located in Wayne, New Jersey, produces and packages solid and special dosage forms.

Medrad develops and manufactures its products at its facility in Indianola, Pennsylvania.

Capital Expenditures

Capital expenditures for the United States Region were E 24 million in 1999, E 33 million in 2000 and E 28 million in 2001. Capital expenditures are expected to total E 33 million in 2002.

In addition to information technology and research equipment purchases, capital projects currently in progress include the expansion of the clinical production area in Richmond, California, to support upcoming clinical trials. Expenditures for Medrad include an expansion of its manufacturing facility in Indianola, Pennsylvania.

Japan Region

Overview

The geographic segment Japan, referred to in this annual report as the Japan Region, corresponds to the geographical area of Japan and comprises the business of Nihon Schering K.K. in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive. The Japan Region accounted for approximately 14% of the Group's net sales in 2001. As of December 31, 2001, the Japan Region employed 1,657 persons (including 810 field staff).

Until recently, our Japanese business was primarily concentrated in diagnostics. During March 2000 we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals, Inc. which was merged into Nihon Schering K.K. as of January 1, 2001. Mitsui Pharmaceuticals has been focussing on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. The acquisition enables us to grow our Specialized Therapeutics business faster than through building a competent research and development and sales capacity in the therapeutics field over time. We established a foothold in the Japanese radiopharmaceutical market through our acquisition of CIS Diagnostic K.K. as part of the Group's acquisition of CIS bio international.

The following table sets forth the net sales by business area of the Japan Region for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales Japan Region by Business Area:
Fertility Control&Hormone Therapy	29	26	16
Specialized Therapeutics	145	126	25
Diagnostics&Radiopharmaceuticals(1)	451	475	380
Dermatology	38	43	33
Total	663	670	454

(1) Net sales of our radiopharmaceutical products have been included in the Diagnostics & Radiopharmaceuticals business area with effect from January 1, 2000.

Among the factors that have affected, or may affect, the business of the Japan Region are:

  Adverse exchange-rate effects.

  The regulation of pharmaceutical prices and mandatory price reductions by the Japanese Ministry of Health, Labour and Welfare.

  Extensive periods of time historically required for the development and the approval of new drug applications by the Japanese Ministry of Health, Labour and Welfare.

We believe that the key competitive strengths of the Japan Region's business are the flexibility of our sales force to market products from any of our four business areas, our strong market presence and reputation in diagnostics, and our proven ability to develop our pipeline of diagnostics and radiopharmaceuticals, specialized therapeutics and fertility control and hormone therapy products.

Products

The following table sets forth our top selling products in 2001 and in 2000 in the Japan Region. These products represented 68% of the total net sales for this segment in 2001 (71% in 2000).

	Net Sales 2001	Percentage Change from 2000	Net Sales 2000	Percentage Change from 1999
	(E million)		(E million)
1. Iopamiron®	311	(4)	325	22
2. Magnevist®	72	(6)	76	21
3. Aspenon®	30	13	26	—
4. Neriproct®	20	(9)	22	28
5. Ultravist® (Proscope®)	20	(18)	24	33
Total	453		473

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Japan Region:

Diagnostics&Radiopharmaceuticals	hospital and general practitioner radiologists, urologists, neurosurgeons, cardiologists
Specialized Therapeutics	hospital internists, surgeons, neurosurgeons, neurologists, cardiologists, urologists, gynecologists; oncologists, hematologists, general practitioner internists and surgeons
Dermatology	hospital and general practitioner dermatologists, surgeons
Fertility Control&Hormone Therapy	hospital gynecologists; general practitioner gynecologists and internists

Our products are marketed to their customers by our 810 field staff. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

We have marketed with Tanabe Seiyaku Co., Ltd. the ACE-inhibitor Novarok® (cardiovascular) and with Yamanouchi Pharmaceutical Co., Ltd. the low-dose oral contraceptive Libian® (the trademark under which Triquilar® is marketed). Additionally, we have a co- promotion agreement with Tanabe for our ultrasound contrast agent Levovist®. We are also selling Proscope®, the Japanese brand name for the X-ray contrast medium Ultravist®, to Tanabe.

Production

We mostly distribute products in Japan that are manufactured by the Group's European facilities. The packaging of these products takes place at our site in Osaka. We furthermore operate a production plant in Mobara, which is engaged in manufacturing and packaging of the products from the former Mitsui Pharmaceuticals portfolio. The packaging and distribution of radiopharmaceuticals is carried out at a smaller site in Sakura.

We produce and distribute Iopamiron®, our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually-determined price of iopamidol, the active ingredient of Iopamiron®, have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5-Operating and Financial Review and Prospects-Results of Operations-2001. Compared to 2000-Results of Operations by Segment-Japan Region" and "-2000 Compared to 1999-Results of Operations by Segment-Japan Region".

Capital Expenditures

Capital expenditures for the Japan Region were E 9 million in 1999, E 16 million in 2000 and E 8 million in 2001. Capital expenditures are expected to total E 9 million in 2002.

Expenditures were made mainly in the areas of production facilities and the modernization of information technology.

Latin America/Canada Region

Overview

The Group's geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 13 subsidiaries in the major countries of the region. The Latin America/Canada Region accounted for approximately 11% of the Group's net sales in 2001. As of December 31, 2001, the Latin America/ Canada Region employed 2,496 persons (including 951 sales representatives).

The following table sets forth the net sales by business area of the Latin America/Canada Region for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales Latin America/Canada Region by Business Area:
Fertility Control&Hormone Therapy	340	303	233
Specialized Therapeutics	84	83	63
Diagnostics&Radiopharmaceuticals(1)	45	49	42
Dermatology	33	29	25
Other Sources	9	10	9
Total	511	474	372

(1) Net sales of our radiopharmaceutical products have been included in the Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

The following table sets forth net sales by country for the Latin America/Canada Region for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(in millions of E)
Net Sales by Country:
Brazil	137	143	112
Mexico	91	79	57
Argentina	75	69	64
Canada	66	61	44
Colombia	37	32	26
Venezuela	32	23	16
Others(1)	73	67	53
Total	511	474	372

(1) Others includes Uruguay, Peru, Chile, Ecuador, Caribbean countries, Bolivia, Guatemala and Central America.

Among the factors that have affected, or may affect, the business of the Latin America/ Canada Region are:

  Adverse exchange-rate effects such as in Brazil and Argentina in 2001.

  Impact of market entry of competing generic products, which entry is encouraged by the governments of the region.

  Direct and indirect price controls imposed by regulatory authorities.

  Factors generally associated with operating in developing countries, including the risk of political and economic instability such as the recent economic crisis in Argentina.

We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  In the area of fertility control, our specialized sales force, franchise and expertise.

  In Latin America, our leadership position in fertility control and diagnostics, and our strong market position in hormone replacement therapy and dermatology.

  In Canada, our strong market position in specialized therapeutics, particularly the treatment of multiple sclerosis and oncology, and our strong inroads in fertility control and hormone replacement therapy.

Products

The following table sets forth our top-selling products in 2001 and in 2000 in the Latin America/Canada Region. These products represented 45% of the total net sales for this segment in 2001 (44% in 2000).

	Net Sales 2001	Percentage Change from 2000	Net Sales 2000	Percentage Change from 1999
	(E million)		(E million)
1. Microgynon®	54	9	49	27
2. Diane®	51	19	43	57
3. Betaferon®	47	3	46	46
4. Meliane®	42	26	33	57
5. Femovan®	34	(8)	38	9
Total	228		209

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

Fertility Control&Hormone Therapy	gynecologists, obstetricians, general practitioners, endocrinologists, hospitals.
Specialized Therapeutics	oncologists, hematologists, urologists, neurologists, hospitals.
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, selected hospitals.
Dermatology	dermatologists.

Our products are marketed by 951 sales representatives in almost all of the countries of the Latin America/Canada Region. Each of our 13 subsidiaries has its own marketing organization, which is supported by regional headquarters in the areas of strategy development, the coordination of new product introductions as well as in-licensing activities. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the internet, call center and a direct-to-the-consumer campaign in Canada.

We generally distribute our products through wholesalers, pharmacies, hospitals, clinics and, in some cases, directly to the target groups. We maintain a distribution center in Colon, Panama, to serve as a regional hub for the distribution of products among our companies in Latin America.

Production

Certain of the pharmaceutical products we market in the Latin America/Canada Region are manufactured by the Group's European facilities. At our facility in Orizaba, Veracruz, Mexico, we produce active pharmaceutical ingredients and intermediate products for the requirements of all of the Group's regions.

The following table sets forth, as of December 31, 2001, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region.

Dosage Form	Location
Solids	São Paulo, Brazil Santafé de Bogotá, Colombia Orizaba, Mexico
Semisolids	Buenos Aires, Argentina Santafé de Bogotá, Colombia Orizaba, Mexico
Liquids	Buenos Aires, Argentina Orizaba, Mexico

Capital Expenditures

Capital expenditures for the Latin America/Canada Region were E 19 million in 1999, E 16 million in 2000 and E 21 million in 2001. Capital expenditures are expected to total E 18 million in 2002.

Expenditures were made mainly in the areas of production facilities and distribution facilities and modernization of information technology. We are currently renovating our production facility in São Paulo, Brazil, in order to modernize our production operations. The estimated cost of the project, which is expected to be completed in 2002, is E 10 million. In addition, we have completed the construction of a modern warehouse and laboratory at our Colombian plant.

Asia/Middle East Region

Overview

The Group's geographic segment for Asia, referred to in this annual report as the Asia/ Middle East Region, is comprised of the countries of the Pacific Rim of Asia (but excluding Japan, Australia and New Zealand), the Middle East, and Egypt, Libya and Sudan. Turkey and the countries of Central Asia (including the Commonwealth of Independent States members) are not included in the Asia/Middle East Region. The headquarters of the Asia/Middle East Region are located in Berlin, Germany, and manage the operations of our subsidiaries in South Korea, China, Taiwan, Thailand, Indonesia and the Philippines and our branch offices and distributors in all the other major countries of the region. The Asia/Middle East Region also operates production facilities in South Korea, China and Indonesia. The Asia/Middle East Region accounted for approximately 4% of the Group's net sales in 2001. As of December 31, 2001, the Asia/Middle East Region employed 1,552 persons (including 687 sales representatives).

The following table sets forth the net sales by business area of the Asia/Middle East Region for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales Asia/Middle East Region by Business Area:
Fertility Control&Hormone Therapy	81	81	63
Specialized Therapeutics	27	20	21
Diagnostics&Radiopharmaceuticals(1)	77	71	56
Dermatology	15	15	16
Other Sources	13	11	8
Total	213	198	164

(1) Net sales of our radiopharmaceutical products have been included in the Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

The following table sets forth net sales by country for the Asia/Middle East Region for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales by Country:
South Korea	54	48	35
China	24	20	17
Indonesia	20	22	14
Taiwan	17	18	15
Thailand	15	15	12
Saudi Arabia	13	10	11
Other	70	65	60
Total	214	198	164

Among the factors that have affected, or may affect, the business of the Asia/ Middle East Region are:

  Exchange-rate effects.

  Factors generally associated with operating in developing countries, including the risk of political and economic instability.

  Certain of our fertility control products are purchased by institutional clients (including governments and non-government organizations) with unpredictable purchasing patterns, which can result in fluctuations in net sales and profitability from period to period.

We believe that the key competitive strengths of our business in the Asia/ Middle East Region are:

  Our specialized product portfolio, particularly in diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

  Our strong market presence and high market share in diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

Products

The following table sets forth our top selling products in 2001 and in 2000 in the Asia/Middle East Region. These products represented 49% of the total net sales for this segment in 2001 (47% in 2000).

	Net Sales 2001	Percentage Change from 2000	Net Sales 2000	Percentage Change from 1999
	(E million)		(E million)
1. Ultravist®	53	13	47	30
2. Diane®	14	20	12	13
3. Magnevist®	14	10	12	21
4. Femovan®	12	9	11	18
5. Microgynon®	11	(12)	12	56
Total	104		94

In Indonesia, we also manufacture and sell a variety of Boehringer Ingelheim products under license.

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Asia/Middle East Region:

Fertility Control&Hormone Therapy	gynecologists, general practitioners, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, hospitals
Specialized Therapeutics	general practitioners, oncologists, hematologists, hospitals

Our products are marketed by 687 exclusive sales representatives located in all of the major markets of the Asia/Middle East Region. Our local sales and marketing organizations receive support from our Asia/Middle East Region headquarters in Berlin. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

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

In 2001 we acquired the Chinese company Nanjing Xianhe Pharmaceuticals Co., Ltd., which is focused on therapeutical products in the area of oncology. The newly established company Schering (Nanjing) Pharmaceutical Ltd. will enable us to grow our specialized therapeutics business faster through an already established and competent sales network. Schering (Nanjing) Pharmaceutical Ltd. will market our innovative products in the area of oncology as well as our already well established products.

Production

Certain of the pharmaceutical products we market in the Asia/Middle East Region are manufactured by the Group's European facilities.

The following table sets forth, as of December 31, 2001, the location of, and dosage forms produced by, our four production facilities in the Asia/Middle East Region.

Dosage Form	Location
Solids	Jakarta, Indonesia Nanjing, China
Semi-solids	Jakarta, Indonesia Ansung, South Korea
Liquids	Guangzhou, China Jakarta, Indonesia Ansung, South Korea
Others(1)	Guangzhou, China

(1)Intrauterine systems

We also license the production of certain of our products in Pakistan, India and Egypt for sale in the local markets.

Capital Expenditures

Capital expenditures for the Asia/Middle East Region were E 4 million in 1999, E 4 million in 2000 and E 5 million in 2001. Capital expenditures are expected to total E 4 million in 2002.

Expenditures were mainly made for upgrading of production facilities and the modernization of information technology.

Other Activities

The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharmaceutical Chemicals. The Other Activities segment accounted for approximately 3% of the Group's net sales in 2001.

The following table sets forth the net sales by business of the Other Activities segment for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001	2000	1999
	(E million)
Net Sales by Sub-Segment:
Pharmaceutical Chemicals	118	116	97
Other	41	35	46
Total	159	151	143

Pharmaceutical Chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical Chemicals engages in the sale to third parties of intermediates and active pharmaceutical ingredients produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharmaceutical Chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, progestogens, androgens, corticosteroids, intermediates and tailor- made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 57% and 28%, respectively, of Pharmaceutical Chemicals' net sales during 2001.

COMPETITION

We operate in a competitive global market. We encounter competition in all of our geographical markets from large national and international competitors. Important competitive factors include:

  product characteristics and dependability (including safety, efficacy, range of indications, dosage form and convenience).

  product price and demonstrated cost-effectiveness.

  customer training and support.

  sales force size and expertise.

  advertising and promotion.

  production and manufacturing costs.

  research and development of new products and processes.

Fertility Control&Hormone Therapy

We primarily compete in special markets in the areas of hormonal contraception and hormone replacement therapy for menopausal women. Our principal competitors in these markets are the Wyeth Ayerst division of American Home Products, Inc., Johnson & Johnson's Ortho division, Novartis International AG and the Organon division of Akzo Nobel N.V. The hormonal contraception market is generally concentrated among the top manufacturers while the hormone replacement market is more diversified, particularly in Europe.

The key competitive factors include price, product safety and product characteristics, e.g., additional therapeutic benefits in oral contraceptives such as acne control, lack of weight gain and general well being. Furthermore we expect that the hormonal contraception market may experience an extension into larger age groups as the market acceptance of hormonal/ intrauterine systems increases in the future. In the hormone replacement therapy area, the availability of a comprehensive product portfolio for the various therapeutic regimen (sequential and continuous) and alternative routes of application (oral, transdermal and IUS) is also a key competitive factor.

The potential market for hormone replacement therapy products will grow as the demographic shift to a higher proportion of older age groups continues. The demand for hormone replacement therapy products should increase as these age groups suffer not only from menopausal symptoms but also from an accelerated loss of bone mass, which can be prevented with sex hormones such as estradiol.

In male healthcare the leading substance is testosterone. This substance is available as transdermal gel, injections, patches and oral formulation. The most important competitors of ours are the Pharmacia Corporation, the Organon division of Akzo Nobel N.V. and The Bristol- Myers Squibb Company, although two of our products are amongst the top five selling products. Oral formulations are marketed by the Pharmacia Corporation, the Organon division of Akzo Nobel N.V. and ICN Pharmaceuticals Inc. while our product is amongst the top three selling products. In the European market competitors of ours are the Organon division of Akzo Nobel N.V. and GlaxoSmithKline plc.

Specialized Therapeutics

The global markets for our specialized therapeutics products are highly competitive and include large as well as smaller niche competitors. Our major competitors include Biogen, Inc., Serono International S.A. and Aventis S.A./Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; American Home Products, Inc. and Pfizer Inc. in the area of cardiovascular products; and F. Hoffmann-La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers Squibb Company, AstraZeneca PLC and Schering-Plough Corporation in oncology.

The key competitive factors include product efficacy and safety, research and development-driven product and process innovations, price and cost effectiveness, sales force size and expertise, and product advertising and promotion. Price and reimbursement has become an increasingly important factor, particularly in Latin America, Asia and Europe.

Our therapeutic product, Betaferon®, continues to face strong competition from Biogen, Inc. and Aventis S.A./Teva Pharmaceutical Industries Limited in the United States and Biogen, Inc., Aventis S.A./Teva Pharmaceutical Industries Limited and Serono International S.A. in Europe. The competitive position of Betaferon® is enhanced because Betaferon® is currently the only product approved for the treatment of relapsing remitting MS as well as secondary progressive MS in Europe, Australia and Canada.

Our anti-arrhythmic drug Betapace® has continued to encounter increased competition in the United States from generic substitutes in 2001 due to loss of orphan drug exclusivity.

Diagnostics&Radiopharmaceuticals

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

As in the broader health-care industry, the contrast media market continues to be strongly impacted by cost containment measures. Pricing pressures have led to decreasing prices in the mature X-ray contrast media market and, to a lesser extent, in the extracellular MRI contrast media market. Pricing pressure has been the most severe in the United States, where manufacturers compete on price in order to obtain contracts with large customer buying groups. We expect this trend of price pressures to continue in the United States and Europe and to increased in Japan.

Our principal competitors in the X-ray and MRI contrast media field include Amersham plc, Bracco S.p.A., Mallinckrodt Inc., a subsidiary of Tyco International Ltd., and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Byk Gulden in Europe and Eisai Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

The market for ultrasound contrast media products is in the early stages of development. We were the first to market with an ultrasound contrast agent for whole-body use in Europe, Japan, the rest of Asia, Latin America and Canada. In Europe, we compete with Amersham plc in the ultrasound contrast agent market.

The radiopharmaceuticals market is dominated by a small number of companies. As we expand our business in this field, our main competitors are expected to include Amersham plc, the Bristol-Myers Squibb Company and Mallinckrodt Inc. in the United States and Europe and Nihon Medi-Physics Co., Ltd. and Daiichi Radioisotope Laboratories, Ltd. in Japan.

In the market for contrast media application technologies, Medrad's main competitors are the Liebel-Flarsheim unit of Mallinckrodt Inc., particularly in the United States and Europe, and Nemoto Kyorindo Co., Ltd., particularly in Japan.

Dermatology

We primarily compete with marketers of products for the treatment of eczema, acne, psoriasis, mycoses and hemorrhoids. Our principal competitors include Johnson & Johnson, F. Hoffmann-La Roche Ltd., Novartis International AG, Schering-Plough Corporation and American Home Products, Inc. as well as GALDERMA, Dermik Laboratories Inc., and Pierre Fabre S.A.

AVENTIS CROPSCIENCE

Aventis CropScience is one of the world's leading crop protection and crop production businesses. Aventis CropScience was formed in connection with the December 1999 acquisition of Hoechst AG by Rhône-Poulenc. Rhône-Poulenc subsequently changed its name to Aventis. In connection with this transaction, the operations of Hoechst Schering AgrEvo GmbH were consolidated with the crop protection and crop production operations of Rhône-Poulenc to form Aventis CropScience, which is presently a 76%-owned consolidated subsidiary of Aventis S.A. Schering AG holds the remaining 24% ownership interest in Aventis CropScience. Aventis CropScience had net sales of E 4,034 million in 2000 and net sales of E 4,303 million in 2001. For a discussion of Aventis CropScience's results of operations, see "Item 5-Operating and Financial Review and Prospects-Aventis CropScience".

We entered into a Partners' Agreement with Hoechst AG and Aventis S.A. on December 29, 1999. We hold a 24% ownership interest in Aventis CropScience. We agreed (together with our co-shareholder Aventis S.A.) in October 2001 to sell our shares in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which sale is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies and consents.

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

  the type of granted claim.

  the scope of coverage of the claim.

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

  patents relating to the use of such active ingredient.

  patents relating to novel compositions and formulations.

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

  the growth of the market.

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

In the United States, new chemical entities approved by the FDA receive a period of five years exclusivity from the date of approval of the New Drug Application (NDA), during which time an "abbreviated NDA" or "paper NDA" may not be submitted to the FDA. Similarly, in the case of non-new chemical entities, no abbreviated NDA or paper NDA may become effective before three years from the time of NDA approval if the application included new data of clinical investigations conducted or sponsored by the applicant. In addition, a pediatric exclusivity provision that provides for an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs may be available if certain agreed upon pediatric studies are completed by the applicant.

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

Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron®, which we sell under license from Bracco S.p.A., has no patent protection remaining.

The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

	Expiration Date
Product	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008*	2008*	2008*	2008*	2007*	2003****
Magnevist®
Product	2003*	2005*	2010*	2003*	2011	2002
Formulation	2007	2007	2007	2007	2009	2007
Method of Use	—	—	—	—	2013	—
Ultravist®
Product	—	2005*	2012*	—	2005*	2005*
Diane®
Process	2004	2004	2004	2004	2004***	2004
Femovan®
Product	—	2003	2007*	—	—	—
Process	2006	2006	2006	2006	2006***	2006
Androcur®
Process	2004	2004	2004	2004	2004***	2004
Fludara®
Product	—	—	—	—	2003	—
Process I	2017**	2017**	2017**	2017**	2018	2017**
Process II	2013	2013	2013	2013	2013	2013
Process	2006	2006	2006	2006	2006***	2006
Mirena®
Device	—	—	—	—	2004	—
Climen®
Process	2004	2004	2004	2004	2004***	2004
Yasmin®
Formulation	2020**	2020**	2020**	2020**	2020**	2020**
Milvane®
Product	2004	2004	2004	2004	2004***	2004
Process	2006	2006	2006	2006	2006***	2006

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

Like other major pharmaceutical companies, we grant licenses under patents and know- how developed by us and we manufacture and sell products and use technology and know-how under licenses from others.

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

The Group's European facilities produce a substantial portion of the active ingredients used for the production of our products in the Europe, United States, Latin America/Canada, Japan and Asia/Middle East Regions. In addition, a number of the active pharmaceutical ingredients of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties.

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

The submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the above-mentioned criteria for the registration of therapeutic and diagnostic products are similar in all countries, the formal structure of the necessary documentation for registration and the attitude of the regulatory authorities to the review of such documents vary significantly from country to country. It is possible that a pharmaceutical product can be registered and marketed in one country and that the registration authority in a neighboring country prior to registration will request additional documents from the pharmaceutical company or even reject the product. The registration process takes between six months and several years depending on the nature of the product, the quality of the data produced, the country-specific legislation and the registration authority. Innovative products of particular therapeutic interest (e.g., treatment of life threatening or disabling diseases) may be processed on an accelerated basis in many countries. During the past years, intensive efforts have been made between the European Union, the United States and Japan to harmonize registration requirements in order to achieve shorter development and registration times for pharmaceutical products. The FDA, the Japanese Ministry of Health, Labour and Welfare (Koseirodosho) and the EU authorities have successfully shortened review times and adhere to preset timelines thereby approaching approval times in the range of 12 months. In the countries of the European Union, product registrations are being obtained through mutual recognition or central approval processes.

The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. Once a new compound has been identified in the laboratory as a potential candidate drug through a screening process, it undergoes broad pre-clinical testing. During pre-clinical testing, test tube and animal studies are conducted to show biological activity of the compound against the targeted disease, and on (other) body systems to evaluate the whole efficacy and safety range. To begin clinical trials (i.e., tests of the drug in humans), in the United States an investigational new drug application (IND) is filed with the FDA; the IND becomes effective if the FDA does not disapprove it within 30 days. In other countries there are varying but similar requirements before beginning clinical trials. Clinical testing is usually done in three phases which can be followed by phase IV after approval. The size and the duration of clinical trials depend very much on the targeted disease. For rare diseases, exposure of a few hundred or less patients can be sufficient. The duration of single clinical trials can take up to three or more years. In Phase I of clinical trials, the drug is tested in a small group of normal, healthy volunteers. The tests study the drug's safety profile, including the safe dosage range. Sometimes the studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II of clinical trials, the drug is tested in controlled studies of approximately 30 to 300 volunteer patients (i.e., persons with the targeted disease) to assess the drug's effectiveness and safety, and establish a proper dose. In Phase III of clinical trials, the drug is further tested on several hundred to several thousand patients in clinics and hospitals. Physicians monitor patients closely to determine efficacy and identify adverse reactions. To avoid false judgments on results, these studies are blinded so that neither the patient nor the treating physician knows who receives the study drug or a placebo, whenever possible. Studies are unblinded only after completion of the trial.

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

ORGANIZATIONAL STRUCTURE

Schering AG is the parent company of the Schering AG Group. The Group is comprised of over 130 subsidiaries worldwide.

The following table sets forth, by geographic segment, as of December 31, 2001, the name, jurisdiction of incorporation, and ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Asche AG	Germany	100.0
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Leiras Oy	Finland	100.0
CIS bio international S.A.	France	100.0
Schering S.A.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	Netherlands	100.0
Schering Wien Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0
Schering Pty. Ltd.	Australia	100.0

United States Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Schering Berlin Inc.	United States	100.0
Berlex Laboratories, Inc.	United States	100.0
Medrad, Inc.	United States	100.0

Japan Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Nihon Schering K.K.	Japan	99.9
Latin America/Canada Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Berlex Canada Inc.	Canada	100.0
Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Colombia	100.0
Schering Mexicana S.A.	Mexico	100.0

Asia/Middle East Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Schering Pharmaceutical Ltd.	China	97.0
P.T. Schering Indonesia	Indonesia	76.8
Schering Korea Ltd.	South Korea	100.0
Schering Taiwan Ltd.	Taiwan	100.0
Schering Bangkok Ltd.	Thailand	100.0

PROPERTY, PLANTS AND EQUIPMENT

Schering AG's principal executive offices are located in Berlin, Germany.

We produce active pharmaceutical ingredients at 5 locations in 4 countries including our primary facility in Bergkamen, Germany, and several smaller facilities in Germany, Finland, Spain and Mexico.

In addition to these production operations, we operate 19 production facilities in 15 countries for the formulation and packaging of pharmaceutical products.

We also own or lease other properties used for administration, research and development, marketing and sales and warehouses.

We operate one principal production site for the supply with in-vivo radiopharmaceuticals.

We believe that our manufacturing and production facilities have capacities adequate for our current and projected needs.

For information regarding our capital expenditure program, see "Group Organization- Group Segments-Europe Region-Capital Expenditures", "-United States Region-Capital Expenditures", "-Latin America/Canada Region-Capital Expenditures", "-Japan Region-Capital Expenditures" and "-Asia/Middle East Region-Capital Expenditures", and "Item 5-Operating and Financial Review and Prospects- Liquidity and Capital Resources-Capital Expenditures".

The following table sets forth, by segment, the location, size and use of our principal production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

Location	Size (square meters)(1)	Principal Uses

Europe Region:
Berlin-Wedding, Germany(2)	184,000	Production, research and development and offices
Berlin-Charlottenburg, Germany(2)	87,000	Production
Bergkamen, Germany	958,000	Production
Hamburg, Germany	8,000	Production and offices
Jena, Germany	16,500	Research and development and offices
Weimar, Germany	63,800	Production and warehousing
Saclay, France	63,000	Production and research and development
Marcoule, France	46,000	Production
Lys-Lez-Lannoy, France(3)	60,000	Production, warehousing and offices
Madrid, Spain	13,000	Offices
Alcalá de Henares, Spain	30,000	Production
Milan, Italy	39,000	Production and offices
Turku, Finland(4)	155,000	Production and research and development
Vienna, Austria	24,000	Production and offices

United States Region:
Montville, New Jersey	20,000	Development and offices
Wayne, New Jersey	23,000	Production, development, warehousing and offices
Richmond, California	25,000	Research and development, warehousing and offices
Indianola, Pennsylvania	26,000	Production, research and development, warehousing and offices
Londonderry, New Hampshire(5)	2,000	Research and development and offices
Bedford, Massachusetts	4,600	Production, development and offices

Japan Region:
Osaka City, Japan	26,000	Production, research and development and offices
Mobara City, Chiba, Japan	39,800	Production, research and development, warehousing and offices
Sakura City, Japan	10,000	Production, development and offices

Latin America/Canada Region:
Orizaba, Veracruz, Mexico	152,100	Production, development and offices
Bogotá, Colombia	14,000	Production, warehousing and offices
São Paulo, Brazil	10,700	Production, warehousing and offices
Buenos Aires, Argentina	10,200	Production, warehousing and offices

Asia/Middle East Region:
Ansung, South Korea	17,000	Production
Jakarta, Indonesia	19,000	Production, warehousing and offices
Guangzhou, China	20,000	Production
Nanjing, China	4,841	Production, warehousing and offices

(1) For production facilities, this measure corresponds to the size of the land, for administrative and research and development facilities to the size of the office space.

(2) Subject to a mortgage.

(3) A portion of this facility is subject to a lease expiring in 2011.

(4) Subject to a lease expiring in 2006.

(5) Subject to a lease expiring in 2002.

ENVIRONMENTAL AND SAFETY MATTERS

We are subject to extensive regulation regarding environmental, health and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emissions controls, make significant alterations to our manufacturing processes or clean up contamination at facilities where such remediation has previously not been required. By restricting or prohibiting the distribution of our products, environmental regulations could also harm our business by forcing us to increase research and development expenditures. In the normal course of our business, we are exposed to risks related to possible releases of pollutants into the environment which could cause personal injuries or property damage and which could require considerable clean-up efforts.

We have obtained all essential quality, environmental and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with all relevant environmental, health and safety laws. An integral part of operations is the maintenance of high standards in protection and performance in these areas. Our internal audit systems and participation in the Responsible Care program, a self- obligation of the German Chemical Industry Association (VCI) ensure continuous improvements in these areas.

With our integrated management system (IMS) and a corresponding adjustment of our organizational structures we are optimizing the processes by which we ensure compliance with quality, environmental-protection and safety obligations. This management system, which applies Group-wide, describes the quality, environmental-protection and safety standards that apply in globally operating company. It takes into account both regional differences and the requirements of the international standards ISO 9001 (for quality) as well as ISO 14001 and EMAS (for environmental-protection).

Our "Responsible Care"-program for the coming years focuses on the areas of Product stewardship, occupational safety, environmental protection and dialog. Our objective is to achieve either the ISO 14001 certification or the Eco Management Audit scheme (EMAS) validation for all production sites.

We are responsible for the clean-up of certain sites which have been contaminated by releases or disposals of pollutants from former operations. In some cases, our clean-up liability is shared with others who contributed to the contamination. As a result of our long history of manufacturing operations, there may be other sites where we could be responsible for all or a portion of clean-up costs. However, we are confident, that we have adequate reserves for our currently known remediation obligations, and these will not have a material adverse effect on our operating profit, liquidity or the Group's overall financial position.

We have spent in 2001 and anticipate that we will continue to spend in 2002 and following years substantial amounts on environmental protection and safety measures. Our 2000 and 2001 operation and maintenance costs for safety and environmental protection measures totaled E 62 million and E 65 million, respectively. Our 2000 and 2001 capital expenditures for environmental protection projects and other projects resulting in environmental benefits totaled E 4 million and E 5 million, respectively. We estimate that our operation and maintenance costs for safety and environmental measures will be between E 66 million and E 68 million for each of the years 2002 through 2006. We also estimate that capital expenditures for environment projects and other projects resulting in environmental benefits will be between E 5 million and E 7 million for each of the years 2002 through 2006.

Item 5. Operating and Financial Review and Prospects

You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial Statements included elsewhere in this annual report.

INTRODUCTION

Accounting Policies

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 35 to our Consolidated Financial Statements. Note 35 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles. For a discussion of the accounting policies we consider to be critical, see "-Liquidity and Capital Resources-Critical Accounting Policies".

For information on contingent liabilities, commitments arising from research agreements as well as other financial commitments, see note 30 to our Consolidated Financial Statements. We do not use "off -balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities. For a discussion of our accounting policy with respect to special purpose entities, refer to "-Changes in Accounting Policies-US GAAP". We do not utilize commodity contracts. For a detailed discussion of our use of exchange-traded and over-the counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities ( see Item 11 - "Quantitative and Qualitative Disclosures about Market Risk" and note 29 to our Consolidated Financial Statements).

Currency of Presentation

Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies were only denominations of the euro with fixed exchange-rates to the euro. The euro is a fully convertible currency. For periods ending after December 31, 1998, we prepared our Consolidated Financial Statements in euro.

Segment Reporting

The segment information reported in note 31 to our Consolidated Financial Statements is presented in accordance with IAS 14 (revised). As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments (Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia/Middle East Region). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

RESULTS OF OPERATIONS

Introduction

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 2001. As discussed in note 31 to our Consolidated Financial Statements:

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

	Year ended December 31,
	2001			2000			1999
	E	% of Segment Total	Percentage Change from 2000	E	% of Segment Total	Percentage Change from 1999	E	% of Segment Total
	(in million, except percentages)
Net Sales:
Europe Region*	2,183	45	9	2,008	45	14	1,766	48
United States Region	1,113	23	12	992	22	28	775	21
Japan Region	663	14	(1)	670	15	48	454	12
Latin America/Canada Region	511	11	8	474	11	27	372	10
Asia/Middle East Region	213	4	8	198	4	21	164	5
Other Activities	159	3	5	151	3	6	143	4
Total Net Sales	4,842	100	8	4,493	100	22	3,674	100
Segment Performance:
Europe Region*	922	51	13	819	50	7	769	53
United States Region	315	17	8	292	18	5	277	19
Japan Region	244	14	(1)	246	15	47	167	11
Latin America/Canada Region	170	9	12	152	9	28	119	8
Asia/Middle East Region	72	4	4	69	4	28	54	4
Other Activities	80	5	10	73	4	(3)	75	5
Total Segment Performance	1,803	100	9	1,651	100	13	1,461	100
Central Production Overhead/Variances	(136)		(2)	(139)		6	(131)
Research and Development	(864)		7	(811)		19	(684)
Segment Result	803		15	701		9	646
Segment Result:
Europe Region*	460	57	14	402	57	6	381	59
United States Region	72	9	71	42	6	(28)	58	9
Japan Region	107	14	(1)	108	15	44	75	12
Latin America/Canada Region	95	12	9	87	13	30	67	10
Asia/Middle East Region	36	4	0	36	5	50	24	4
Other Activities	33	4	27	26	4	(37)	41	6
Total Segment Result	803	100	15	701	100	9	646	100
Other	(135)		121	(61)		(45)	(110)
Total Operating Profit	668		4	640		19	536

* incl. Africa, Australia and New Zealand

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 2001. The business area Specialized Therapeutics was renamed from Therapeutics in 2001 underlining our focus on special indications in the overall therapeutical markets. During the first half of 2000, due to our significant acquisitions in the field of Radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics&Radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this annual report, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been material net sales of radiopharmaceuticals prior to 2000.

	Year ended December 31,
		2001			2000			1999
	E	Percentage of Net Sales	Percentage Change from 2000	E	Percentage of Net Sales	Percentage Change from 1999	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Business Area:
Fertility Control& Hormone Therapy	1,510	31	12	1,353	30	15	1,173	32
Specialized Therapeutics	1,491	31	6	1,402	31	24	1,128	31
Diagnostics& Radiopharmaceuticals	1,452	30	7	1,360	30	31	1,040	28
Dermatology	227	5	3	221	5	11	199	5
Other Sources	162	3	3	157	4	17	134	4
Total	4,842	100	8	4,493	100	22	3,674	100

2001 Compared with 2000

Group

Consolidated Income Statements	2001		2000
	E	% of Net Sales	E	% of Net Sales
	(in million, except percentages)
Net sales	4,842	100	4,493	100
Cost of sales	(1,215)	25	(1,089)	24
Gross profit	3,627	75	3,404	76
Marketing and selling costs	(1,601)	33	(1,498)	33
Engineering and administration costs	(525)	11	(456)	10
Research and development costs	(864)	18	(811)	18
Other operating income	348		300
Other operating expenses	(317)		(299)
Operating profit	668	14	640	14
Financial result	30		(5)
Profit on ordinary activities	698	14	635	14
Taxes on profit	(270)	5	(290)	6
Income before minority interests	428	9	345	8
Minority interests	(10)		(9)
Net income	418	9	336	7

The following table sets forth our top-selling products during 2001. These products represented approximately 59% of the total net sales for the Group in 2001:

	Net Sales	Percentage Change from 2000
	(E million)
1. Betaferon® (Betaseron®) (therapeutics)	681	15
2. Iopamiron® (diagnostics)	356	(4)
3. Magnevist® (diagnostics)	320	12
4. Ultravist® (diagnostics)	239	1
5. Diane® (gynecology)	214	7
6. Microgynon® (Levlen®) (fertility control)	139	7
7. Fludara® (therapeutics)	131	18
8. Meliane® (fertility control)	123	21
9. Climara® (HRT)	109	3
10. Femovan® (fertility control)	106	(3)
11. Androcur® (therapeutics, gynecology)	101	(3)
12. Mirena® (fertility control)	100	42
13. Betapace® (therapeutics)	95	(43)
14. Triquilar® (Tri-Levlen®) (fertility control)	92	1
15. Miranova®/Levlite® (fertility control) .	49	23
Total	2,855

Net Sales

Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

Net sales increased by 8% to E 4,842 million in 2001 compared to E 4,493 million in 2000. This increase was primarily due to higher sales volumes for our products (9%) and to a lesser extent to acquisitions (1%) slightly reduced by the unfavorable development of exchange rates (2%).

Net sales in the Fertility Control&Hormone Therapy business area rose by 12% to E 1,510 million in 2001 compared to E 1,353 million in 2000. Much of this increase came from Yasmin®, an oral contraceptive recently launched in the United States, Germany and some further European countries, which recorded net sales of E 45 million, and from higher sales of our established products Mirena®, Meliane®, Diane® and Microgynon®.

In our Specialized Therapeutics business area net sales increased by 6% to E 1,491 million in 2001 compared to E 1,402 million in 2000. This increase was primarily attributable to higher net sales of Betaferon® (marketed in the United States and Canada under the trade name Betaseron®), our product for the treatment of multiple sclerosis, Campath® (marketed in the Europe under the trade name MabCampath™), representing the first and only monoclonal antibody for the treatment of chronic lymphocytic leukemia (CLL), Fludara®, the standard treatment for patients with chronic lymphocytic leukemia (CLL), as well as Bonefos®, our product used to treat hypercalcaemia and osteolysis which can occur as a result of metastatic bone disease, and Ilomedin®. Net sales of Betaferon® rose 15% from E 593 million in 2000 to E 681 million in 2001, mainly due to higher growth in sales volumes. Positive volume and price effects caused net sales of Fludara® to grow by 18%, to E 131 million in 2001, compared to E 111 million in 2000. Campath®/ MabCampath™ was launched in 2001 and reached net sales of E 30 million, including E 28 million in the US alone. Net sales of Bonefos® and Ilomedin® increased significantly due to higher growth in sales volumes. Net sales of Bonefos® grew by 33% to E 39 million in 2001 compared to E 29 million in 2000, while Ilomedin® reached net sales of E 41 million in 2001 compared to E 32 million in 2000 (30%). In contrast to these positive development net sales of Betapace® decreased sharply in line of our expectations from E 168 million in 2000 to E 95 million 2001 (43%) due to generic competition in the United States. After adjusting for this negative effect of Betapace® overall net sales in the Specialized Therapeutics business area grew by 13% in 2001.

In 2001, net sales in our Diagnostics&Radiopharmaceuticals business area increased to E 1,452 million from E 1,360 million in 2000, an increase of 7%. In radiopharmaceuticals we achieved net sales of E 151 million in 2001. Net sales of MRI contrast media products grew by 13% to E 327 million in 2001 compared to E 289 million in 2000 despite slightly lower prices and negative exchange rate effects. This increase was primarily due to 12% higher sales of Magnevist®, which reached E 320 million in 2001 compared to E 286 million in 2000. Net sales of our application technologies for contrast media increased 18% from E 205 million in 2000 to E 242 million in 2001. With respect to X-ray contrast however, negative price and exchange-rate effects, especially in Japan, offset positive volume effects, so that net sales fell 2% from E 738 million in 2000 to E 722 million in 2001.

In our Dermatology business area, net sales increased by 3% to E 227 million in 2001 compared to E 221 million in 2000. This increase was primarily attributable to higher sales volume of Advantan®, a preparation for the treatment of eczema.

Gross Profit

Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold and the purchased cost of goods for resale.

Gross profit improved from E 3,404 million in 2000 to E 3,627 million in 2001. This increase of 7% was lower compared to a growth in net sales of 8%. The main reason for this was that the negative impact of currency fluctuations on sales was only partly offset by a positive effect on the cost of goods sold, since most of our production facilities are located in member states of the European Monetary Union.

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

Operating profit amounted to E 668 million, up 4% compared to 2000. Marketing and selling costs rose 7%, a slightly lower rate than net sales. As considerable spending was necessary to launch Yasmin® and Campath®, other areas of marketing and selling achieved substantial cost savings. Engineering and administration costs increased 15% to E 525 million in 2001, reflecting the first full-year consolidation of CIS bio international and non-capitalized implementation costs for programs to improve production and logistics. Research and development costs rose 7% from E 811 million in 2000 to E 864 million in 2001. As a percentage of net sales, research and development costs were 18%.

Other operating income and expenses improved by E 30 million; this was mainly attributable to a better result from exchange-rate hedging and to income of E 22 million relating to a settlement of a case of patent-infringement litigation.

Financial Result

Financial result represents net income from investments, interest result and other financial result.

The financial result improved by E 35 million, mainly due to an income of E 85 million from our share in the result of Aventis CropScience. This positive effect was partially offset by impairment losses on venture capital investments, amounting to E 32 million. Furthermore, we had to account for losses of E 20 million relating to the monetary crisis in Argentina.

Taxes on Profit

Taxes on profit fell 7% from E 290 million in 2000 to E 270 million in 2001. A positive impact from a lower German corporation tax rate resulting from a tax reform was partially offset by expenses related to tax risks in Brazil. In 2001, the overall tax rate for the Group was 39% compared to 46% in the previous year. Adjusted for our share in the result of Aventis CropScience and one-off effects, the effective tax rate was approximately 37% for 2001 (2000: approximately 38%).

Net Income

Net income rose 24% from E 336 million in 2000 to E 418 million in 2001. Earnings per share (basic) were E 2.11 compared to E 1.70 in 2000, representing an increase of 24%.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 31 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment Europe, referred to in this annual report as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States, South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). Net sales for the Europe Region also include worldwide sales to third parties of Leiras, Jenapharm, CIS bio international and the Justesa Imagen group. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our six largest markets in the Europe Region in terms of net sales were Germany, France, Great Britain, Italy, Spain and Finland, which together accounted for approximately 69% of this segment's net sales in 2001. In recent years, we have experienced a significant level of sales growth in Spain, France, Italy and Great Britain. In the Europe Region, all business areas are expected to continue growing, although the prevailing price competition is expected to affect net sales growth in the diagnostics field. Therefore we believe that higher market shares in diagnostics can only be realized in the Europe Region over the next three to five years by raising the sales volume of our marketed products and through the successful launching of new products. In general, we expect the pace of net sales growth to slow in the Europe Region as a result of government-imposed price cuts, parallel imports (imports of products from countries with lower, government-fixed price levels) and the increased availability of generic substitute products.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Europe Region by Business Area:
Fertility Control&Hormone Therapy	845	39	765	38
Specialized Therapeutics	749	34	690	34
Diagnostics&Radiopharmaceuticals	442	20	408	20
Dermatology	135	6	131	7
Other Sources	12	1	14	1
Total	2,183	100	2,008	100

Net Sales

Net sales in the Europe Region increased by 9% to E 2,183 million in 2001 compared to E 2,008 million in 2000. The increase was mainly attributable to positive volume/price effects (10%) and acquisitions (2%), which was partially offset by negative exchange-rate effects (–3%) in certain countries, especially in Turkey. Net sales were affected by government-imposed price cuts, budget restrictions, positive and negative lists for the reimbursement of products, and the increased use of generic substitute products.

In Germany, net sales rose 5% from E 504 million in 2000 to E 532 million in 2001, despite the prevailing price sensitivity especially in the market for contrast media. The increase in net sales was mainly due to our new oral contraceptive Yasmin® , whose net sales rose from E 2 million in 2000 to E 20 million in 2001, and a 21% increase in net sales of Betaferon®, our treatment for multiple sclerosis, from E 72 million in 2000 to E 88 million in 2001. In comparison, net sales of Ultravist® decreased 10% from E 43 million in 2000 to E 38 million, mainly due to highly unfavorable price effects (–9%). MedacSchering Onkologie GmbH, in which we have a 50% stake, is already well established in oncology market and contributed net sales of E 7 million in 2001 compared to E 2 million in 2000.

In France, net sales increased by E 33 million or 13% to E 286 million in 2001, compared to E 253 million in 2000. This was mainly driven by higher sales volume as well as the first full-year consolidation of CIS bio international. Net sales of the Mirena®, the intra-uterine hormone delivery system for fertility control, rose 34% from E 15 million in 2000 to E 20 million in 2001. Higher sales volume caused Meliane® to grow by 18% from E 11 million in 2000 to E 13 million in 2001.

Net sales in Great Britain increased 7% to E 146 million in 2001 compared to E 137 million in 2000. The favorable development of sales volume (11%) was partially offset by unfavorable exchange-rate effects (–2%) and decreasing prices (–2%). Improved net sales of Ilomedin® (47%), Fludara (40%) and Mirena® (16%) were the main reasons for the increase, while net sales of Diane® (–25%), Androcur® (–19%) and Betaferon® (–8%) were lower.

In Italy, net sales increased 8% from E 231 million in 2000 to E 249 million in 2001, mainly due to volume growth of Advantan®, Betaferon® and Noctamid®.

Net sales in Spain rose 16% from E 154 million in 2000 to E 178 million in 2001. This development was primarily attributable to the higher sales volumes of Betaferon®, Diane®, Advantan® and Ultravist®.

Compared to E 111 million in 2000, net sales in Finland (which include worldwide export sales of Leiras Oy) grew by 5% to E 117 million in 2001. The increase was mainly due to higher export sales volume of our implant for contraception Norplant® and sales volume of our therapeutic agent Bonefos®.

We achieved our strongest growth in the markets of Central and Eastern Europe, raising net sales by 34% from E 112 million in 2000 to E 150 million in 2001. The increase was primarily attributable to higher sales volume of Betaferon®, Diane® and Meliane®.

In the Fertility Control&Hormone Therapy business area, net sales increased by 11% to E 845 million in 2001 compared to E 765 million in 2000, principally due to higher prices and increased sales volume. Mirena® and Meliane®, as well as Yasmin®, our new oral contraceptive product, achieved favorable sales volume growth during 2001. Yasmin®, which was only recently launched in Germany and some other European countries, reached net sales of E 28 million in 2001, up from E 2 million in 2000. Net sales of Mirena® increased 19% from E 67 million in 2000 to E 80 million in 2001, with significant sales growth reported in France, Great Britain and the markets of Central Europe. Net sales of Meliane® rose by 20% from E 66 million in 2000 to E 79 million in 2001.

Net sales in the Specialized Therapeutics business area increased 8% (or 10% after adjusting for currency effects) to E 749 million in 2001, compared to E 690 million in 2000. This increase was driven by a significant growth in the sales volumes of Betaferon®, Fludara® and Ilomedin®. Net sales of Betaferon® increased by E 31 million or 11% to E 326 million in 2001, compared to E 295 million in 2000. Net sales of Ilomedin®, our product for the treatment of severe forms of peripheral arterial occlusive disease, increased 31% from E 30 million in 2000 to E 40 million in 2001. Net sales of Fludara® improved by 28% from E 35 million in 2000 to E 46 million in 2001.

In 2001, net sales in the Diagnostics&Radiopharmaceuticals business area increased 8% to E 442 million, compared to E 408 million in 2000. The products of our French radio- pharmaceuticals company CIS bio international contributed E 105 million to the business area's sales (compared to E 84 million for the period from April 1 to December 31, 2000). As regards Ultravist®, negative price and currency effects offset positive volume effects, and reduced net sales from E 147 million in 2000 to E 145 million in 2001. By contrast, net sales of Magnevist® improved from E 79 million in 2000 to E 84 million in 2001, despite negative price and currency effects.

In the Dermatology business area, net sales rose slightly by 3% to E 135 million in 2001, as compared to E 131 million in 2000. This increase was due to favorable volume and price effects, which more than offset negative currency effects. Net sales in this business area grew by 12% after adjusting for currency effects. The top-selling dermatology products were Advantan®, a preparation for the treatment of eczema, Psorcutan®, a product for the treatment of psoriasis, Nerisona®, a product used for the treatment of eczema as well as psoriasis and Travocort®, a product for the treatment of fungal infections. Compared to E 22 million in 2000, net sales of Advantan® increased by 26% to E 28 million in 2001.

Segment Performance/Segment Result

Segment performance increased by 13% to E 922 million in 2001, compared to E 819 million in 2000, and thus grew faster than the 9% increase in net sales. This was mainly because overheads increased more slowly than net sales. The decisive factors were constant marketing and selling costs in Germany and in Great Britain, while administration costs in France and Great Britain rose at a slightly higher rate than net sales.

After allocation of E 402 million of research and development costs and E 60 million of central production overhead/variances, the segment result in 2001 was E 460 million, representing an increase of 14% from E 402 million in 2000. This increase was primarily due to improved segment performance in 2001 compared to 2000. Compared to 2000, costs of research and development increased by E 45 million mainly due to higher costs of clinical studies and costs of strategic projects.

United States Region

The geographic segment United States, referred to in this annual report as the United States Region, consists of the United States of America and Puerto Rico, and is comprised of two sub-segments. The first sub-segment, Berlex Laboratories Inc., represents all sales of pharmaceutical products in the United States Region. The pharmaceutical business is operated by Berlex Laboratories, Inc. The second sub-segment represents the business of Medrad, Inc. with application technologies for contrast media which, because Medrad is responsible for the management of the worldwide sales of its products, includes the worldwide sales of Medrad and its subsidiaries.

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Sub-Segment:
Berlex	875	79	790	80
Medrad	238	21	202	20
Total	1,113	100	992	100

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Business Area:
Fertility Control&Hormone Therapy	187	17	152	15
Specialized Therapeutics	485	44	482	49
Diagnostics&Radiopharmaceuticals	437	39	357	36
Dermatology	4	—	1	—
Total	1,113	100	992	100

Net Sales

Net sales in the United States Region rose 12% to E 1,113 million in 2001 compared to E 992 million in 2000, driven by higher sales volumes (7%), price increases (2%) and exchange-rate effects (3%).

Net sales of Berlex increased 11% from E 790 million in 2000 to E 875 million in 2001, while net sales of Medrad rose 18% from E 202 million in 2000 to E 238 million in 2001. Of Medrad's sales, 72% or E 171 million were achieved in the United States Region during 2001, a moderate increase on the 70% recorded for 2000. Medrad's increase in net sales was attributable to higher sales volume of vascular injectors (22%), CT injectors (23%) and syringes (15%). Prices for Medrad's products generally remained stable, while exchange-rate effects were favorable.

Net sales in the Specialized Therapeutics business area, which accounted for 55% of Berlex's total net sales, remained at nearly the same level at E 485 million in 2001, compared to E 482 million in 2000. This stagnation of net sales was primarily attributable to the expected sharp drop in net sales of Betapace®, whose orphan drug exclusivity expired in the United States in April 2000. Net sales of Betapace® fell from E 168 million in 2000 to E 95 million in 2001. This decline was offset by significant increases in net sales of our established products Betaseron® (the trademark for Betaferon® in the United States) and Fludara® as well as our newly launched product Campath®. Net sales of Betaseron® increased by 16% to E 285 million in 2001 up from E 247 million in 2000. Fludara® achieved 9% higher net sales of E 70 million in 2001, compared to E 64 milion in 2000. Campath®, the one and only monoclonal antibody used for the treatment of chronic lymphocytic leukemia (CLL), was introduced in June 2001 and contributed E 28 million to total net sales. Refludan®, a cardiovascular product for the treatment of heparin-induced thrombocytopenia, which was in-licensed in November 2001, achieved net sales of E 3 million.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased strongly by 22% to E 437 million in 2001 from E 357 million in 2000. Excluding Medrad's contribution to growth, net sales rose 28% from E 155 million in 2000 to E 199 million in 2001. This improvement was primarily attributable to an increase in net sales of Magnevist® and Ultravist®. Net sales of Magnevist® grew 28% from E 111 million in 2000 to E 142 million in 2001, while Ultravist® net sales grew by 10% from E 19 million in 2000 to E 20 million in 2001.

Net sales in the Fertility Control&Hormone Therapy business area increased 23% from E 152 million in 2000 to E 187 million in 2001, mainly due to Yasmin® and Mirena®, both of which were successfully launched in the United States during 2001. Yasmin®, our oral contraceptive containing the new progestin drospirenone, contributed E 17 million to total net sales, while Mirena®, our intra-uterine hormone delivery system for fertility control, achieved net sales of E 13 million in 2001. In hormone therapy, despite lower sales volume, net sales of Climara®, our hormone patch for the treatment of climacteric disorders, increased slightly from E 81 million in 2000 to E 85 million in 2001 due to higher prices and positive exchange-rate effects.

Our new Dermatology business area in the United States, which was established in late 2000, grew from E 1 million in 2000 to E 4 million in 2001. The increase was attributable to Finevin™, our product for the treatment of acne, which was launched in the United States in May 2001 and contributed E 3 million to net sales.

Segment Performance/Segment Result

Segment performance improved by 8% to E 315 million in 2001 compared to E 292 million in 2000. The increase in net sales was partially offset by considerably higher marketing, selling and administration costs. The increased marketing and selling costs resulted from the expansion of our sales force and activities needed to promote our five new products launched in the United States in 2001.

After allocation of E 235 million of research and development costs and E 8 million of central production overhead/variances, segment result in 2001 increased to E 72 million in 2001, compared to E 42 million in 2000. This sharp increase was mainly driven by a better segment performance and stable costs. Nevertheless we are investing heavily in research and development in this region due to our strategic commitment to significantly expand our business in the United States. As a consequence, research and development expense as a percentage of net sales was higher compared to the other geographic segments.

Japan Region

The Japan geographic segment, referred to in this annual report as the Japan Region, corresponds to the geographic area of Japan and comprises the business of our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies. Mitsui Pharmaceuticals Inc. and CIS Diagnostic K.K., both acquired in 2000, were merged into our existing Japanese subsidiary, Nihon Schering K.K., in 2001.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Japan Region by Business Area:
Fertility Control&Hormone Therapy	29	4	26	4
Specialized Therapeutics	145	22	126	19
Diagnostics&Radiopharmaceuticals	451	68	475	71
Dermatology	38	6	43	6
Total	663	100	670	100

Net Sales

Net sales fell slightly by 1% to E 663 million in 2001, compared to E 670 million in 2000. This decline was caused primarily by the weakness of the yen against the euro and price reductions mandated by the Japanese Ministry of Health, Labour and Welfare. As a result, the solid increase in sales volume (11%) was offset by unfavorable price effects (–3%) and strongly negative currency effects (–9%). The higher sales volume included 4% acquisition effects due to the first full-year consolidation of Mitsui Pharmaceuticals Inc. and CIS Diagnostic K.K.

In the Diagnostics&radiopharmaceuticals Business area, which accounted for 68% of total net sales in this Region During 2001, net sales decreased by 5% to E 451 million in 2001, compared to E 475 million in 2000. lower net sales, caused by unfavorable exchange-rate and price effects, of our x-ray contrast media Iopamiron® and Ultravist®, as well as of our MRI contrast medium Magnevist®, were mainly responsible for the negative development in this Business Area. Our radiopharmaceutical products contributed E 10 million to net sales in 2001.

Net sales of products in the fertility control&hormone therapy business area, which represented 4% of net sales in the japan region in 2001, rose 12% from E 26 million in 2000 to E 29 million in 2001. Significantly higher sales volume more than offset unfavorable exchange- rate effects. Particularly worth mentioning were the net sales of Triquilar®, which grew 21% from E 4 million in 2000 to E 5 million in 2001.

In 2001, net sales in the Specialized Therapeutics business area grew by 15% from E 126 million in 2000 to E 145 million in 2001, although adverse currency effects reduced sales growth. The main source of the increase in net sales was Betaferon®, which was introduced in Japan in November 2000 and achieved net sales of E 15 million in the year under review.

Net sales in the Dermatology business area fell 11% from E 43 million in 2000 to E 38 million in 2001. This decline was primarily attributable to negative price and exchange-rate effects, as well as stagnating sales volumes of Neriproct® and Nerisona®, our top-selling products in this business area.

Segment Performance/Segment Result

Segment performance declined slightly at approximately the same rate as net sales, i.e. by 1%, from E 246 million in 2000 to E 244 million in 2001. This fall in net sales was partially offset by lower administration and production costs. The lower production costs were the result of more favorable contractually-determined costs for iopamidol, the active ingredient of Iopamiron®, our best-selling product in the Japan Region.

After allocation of E 122 million of research and development costs and E 15 million of central production overhead/variances, segment result in 2001 was E 107 million, representing a nearly unchanged segment result compared to E 108 million in 2000. This development was primarily attributable to the moderate decline in segment performance.

Latin America/Canada Region

The geographic segment Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Latin America, Canada and the Caribbean. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our six largest markets in this segment were Brazil, Argentina, Mexico, Canada, Colombia and Venezuela, which together accounted for 9% of the Group's net sales and 86% of the segment's net sales in 2001.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Latin America/ Canada Region by Business Area:
Fertility Control&Hormone Therapy	340	67	303	64
Specialized Therapeutics	84	16	83	18
Diagnostics&Radiopharmaceuticals	45	9	49	10
Dermatology	33	6	29	6
Other Sources	9	2	10	2
Total	511	100	474	100

Net Sales

Net sales in the Latin America/Canada Region rose 8% to E 511 million in 2001, compared to E 474 million in 2000, primarily as a result of a 9% increase in sales volume. This offset the negative overall exchange-rate effects in the Latin America/Canada Region (–5%), which were largely caused by the sharp fall in value of the Brazilian real against the euro. The increase in net sales was mainly driven by higher net sales in Mexico, Venezuela and Colombia.

Despite the ongoing recession, net sales in Argentina were 9% higher in 2001 at E 75 million, as compared to E 69 million in 2000. In comparison, net sales in Brazil dropped 4% from E 143 million in 2000 to E 137 million IN 2001, due to a strongly negative exchange-rate effect (–22%) which was not fully offset by the favorable development in volumes and prices (19%). net sales in Venezuela increased significantly by 38% FROM E 23 million in 2000 TO E 32 million in 2001. We also achieved above-average growth rates in Mexico, where net sales went up by 15% to E 91 million in 2001, Compared to E 79 million in 2000, and in Colombia, where net sales rose 16% from E 32 million in 2000 to E 37 million in 2001. The increases in Colombia and Mexico were due to higher sales volume and favorable price effects. the top-selling products in the Latin America/ Canada region were Microgynon®,, Diane® and Betaferon® (trade name in Canada: Betaseron®), with net sales of E 54 million, E 51 million and E 47 million respectively.

Net sales in the fertility control&hormone therapy business area rose 12% from E 303 million in 2000 to E 340 million in 2001. especially favorable was the development of Meliane® (26%), Triquilar® (12%) and Microgynon® (9%); net sales of Diane® (19%) also developed very positively, particularly in Canada. Mirelle®, launched in the Latin America/canada Region during 2001, contributed net sales of E 4 million.

In the Specialized Therapeutics Business Area, net sales grew by 2% to E 84 million in 2001, compared to E 83 million in 2000. net sales of Betaferon® remained almost unchanged at E 47 million in 2001, compared to E 46 million in 2000. net sales of Fludara® grew by 13% from E 7 million in 2000 to E 8 million in 2001, mainly due to higher sales in Canada and Argentina, while net sales of Androcur®, our product for the treatment of prostate cancer, decreased slightly to E 17 million in 2001, down from E 18 million in 2000 due to competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals Business Area fell 9% from E 49 million in 2000 to E 45 million in 2001. the decline was mainly attributable to net sales of Iopamiron®, which dropped 12% to E 26 million in 2001, compared to E 29 million in 2000, largely due to lower prices in Mexico.

In 2001, net sales in the Dermatology business area increased 11% to E 33 million compared to E 29 million in 2000. This change was primarily due to higher net sales of two of our top-selling products in this business area, Nerisona® and Advantan®.

Segment Performance/Segment Result

Segment performance rose 12% to E 170 million in 2001, compared to E 152 million in 2000. The increase was mainly attributable to higher net sales and falling regional production costs.

After allocation of E 68 million of research and development costs and E 7 million of central production overhead/variances, segment result in 2001 was E 95 million, representing an increase of 9% from E 87 million in 2000.

Asia/Middle East Region

The geographic segment Asia, referred to in this annual report as the Asia/Middle East Region, comprises the Asian countries (excluding Japan), the Middle East, Egypt, Libya and Sudan. In the period covered by our Consolidated Financial Statements included elsewhere in this annual report, our three largest markets in this segment in terms of net sales were South Korea, China (including Hong Kong) and Indonesia, which together accounted for 43% of the segment's net sales in 2001.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Middle East Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Asia/Middle East Region by Business Area:
Fertility Control&Hormone Therapy	81	38	81	41
Specialized Therapeutics	27	13	20	10
Diagnostics&Radiopharmaceuticals	77	36	71	36
Dermatology	15	7	15	7
Other Sources	13	6	11	6
Total	213	100	198	100

Net Sales

Net sales in the Asia/Middle East Region increased by 8% to E 213 million in 2001, compared to E 198 million in 2000. This positive development was mainly attributable to higher sales volume (13%), partially offset by unfavorable exchange-rate effects (–5%). Despite negative exchange-rate effects, net sales in South Korea grew by 13% to E 54 million in 2001, up from E 48 million in 2000, while in China net sales grew 23% from E 20 million in 2000 to E 24 million in 2001. This increase in China was partially explained by the acquisition of Nanjing Xianhe Pharmaceuticals Co., Ltd. in June 2001. This company was subsequently renamed Schering (Nanjing) Pharmaceutical Ltd. and consolidated as of July 1, 2001. In Indonesia, by contrast, net sales declined by 10% to E 20 million in 2001, compared to E 22 million in 2000, due to lower sales volumes and negative exchange-rate effects, which were not offset by the positive price developments.

Net sales in the Fertility Control&Hormone Therapy business area remained almost unchanged at E 81 million in both 2000 and 2001. Net sales of Meliane® increased from E 1 million in 2000 to E 2 million in 2001, while Mirena® grew 51% to E 3 million in 2001, compared to E 2 million in 2000. On the other hand, net sales of our oral contraceptive Microgynon® fell 12% from E 12 million in 2000 to E 11 million in 2001. Higher net sales of Diane®, which rose 20% to E 14 million in 2001, and Femovan®, which grew by 9% to E 12 million in 2001, were the result of higher sales volumes partially offset by unfavorable exchange-rate effects.

In the Specialized Therapeutics business area, net sales increased 34% from E 20 million in 2000 to E 27 million in 2001. This increase was due to higher sales volumes of Betaferon® and Fludara® as well as the top-selling oncological products of Schering (Nanjing) Pharmaceutical Ltd.: Bei'en® and Jiadi®. Net sales of Betaferon® rose from E 5 million in 2000 to E 7 million in 2001, while net sales of Fludara® grew by 74% from E 2 million in 2000 to E 3 million in 2001. Net sales of Androcur® remained virtually unchanged in 2001 as compared to 2000.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased 10% to E 77 million in 2001, compared to E 71 million in 2000. This growth was primarily attributable to higher net sales of Ultravist® and Magnevist®. Ultravist®, which accounted for 68% of net sales in diagnostics business in the Asia/Middle East Region, grew by 13% from E 47 million in 2000 to E 53 million in 2001. Net sales of the MRI contrast medium Magnevist® rose E 2 million to E 14 million in 2001.

Net sales in the Dermatology business area remained almost unchanged at E 15 million in both 2000 and 2001. Higher sales volumes (10%) were largely compensated by contrary price and exchange-rate effects. The slight percentage rise in net sales in this business area was mainly due to higher net sales of Travocort®, which rose from E 2 million in 2000 to E 3 million in 2001.

Segment Performance/Segment Result

Segment performance rose by 4% from E 69 million in 2000 to E 72 million in 2001. An 8% growth in net sales was partially offset by higher administration costs as well as marketing and selling costs. This was mainly due to expenditures for the expansion of our business in China.

After allocation of E 24 million of research and development costs and E 12 million of central production overhead/variances, segment result was E 36 million in 2001 and remained unchanged compared to 2000.

Other Activities

The segment Other Activities primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies. See "Item 4-Information on the Company-Group Organization-Group Segments-Other Activities".

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales of Other Activities:
Pharmaceutical chemicals	118	74	116	77
Other	41	26	35	23
Total	159	100	151	100

Net Sales

Net sales increased by 5% to E 159 million in 2001, compared to E 151 million in 2000. Net sales of pharmaceutical chemicals rose 2% from E 116 million in 2000 to E 118 million in 2001, primarily due to higher sales volumes of various intermediates and active ingredients, as well as positive exchange-rate effects.

Net sales in the sub-segment Other grew 17% from E 35 million in 2000 to E 41 million in 2001, largely because of higher net sales from sales collaborations and toll manufacturing.

Segment Performance/Segment Result

Segment performance rose 10% from E 73 million in 2000 to E 80 million in 2001. The increase was primarily attributable to lower administration costs and improved net sales.

After allocation of E 13 million of research and development costs and E 34 million of central production overhead/variances, segment result in 2001 was E 33 million compared to E 26 million in 2000. This increase primarily resulted from higher segment performance as well as from a moderate decline of central production overhead/variances.

2000 Compared with 1999

Group

Consolidated Income Statements	2000		1999
	E	% of Net Sales	E	% of Net Sales
	(in million, except percentages)
Net sales	4,493	100	3,674	100
Cost of sales	(1,089)	24	(902)	25
Gross profit	3,404	76	2,772	75
Marketing and selling costs	(1,498)	33	(1,165)	32
Engineering and administration costs	(456)	10	(367)	10
Research and development costs	(811)	18	(684)	19
Other operating income	300		334
Other operating expenses	(299)		(354)
Operating profit	640	14	536	15
Financial result	(5)		(77)
Profit on ordinary activities	635	14	459	12
Taxes on profit	(290)	6	(181)	5
Income before minority interests	345	8	278	8
Minority interests	(9)		(6)
Net income	336	7	272	7

The following table sets forth our top-selling products during 2000. These products represented approximately 61% of the total net sales for the Group in 2000.

	Net Sales	Percentage Change from 1999
	(E million)
1. Betaferon® (Betaseron®) (therapeutics)	593	31
2. Iopamiron® (diagnostics)	372	21
3. Magnevist® (diagnostics)	286	23
4. Ultravist® (diagnostics)	238	9
5. Diane® (gynecology)	200	17
6. Betapace® (therapeutics)	168	7
7. Microgynon® (Levlen®) (fertility control)	130	21
8. Fludara® (therapeutics)	111	30
9. Femovan® (fertility control)	109	5
10. Climara® (HRT)	106	14
11. Androcur® (therapeutics, gynecology)	103	5
12. Meliane® (fertility control)	102	26
13. Triquilar® (Tri-Levlen®) (fertility control)	92	(4)
14. Mirena® (fertility control)	70	17
15. Noctamid® (therapeutics) .	42	8
Total	2,722

Net Sales

Net sales increased by 22% to E 4,493 million in 2000 compared to E 3,674 million in 1999. This increase was primarily attributable to higher sales volumes for our products (13%) and to the favorable development of exchange rates (7%).

Net sales in the Fertility Control&Hormone Therapy business area increased by 15% to E 1,353 million in 2000 compared to E 1,173 million in 1999, mainly due to sales growth of Diane®, Microgynon®, Mirena®, an intra-uterine hormone delivery system for fertility control, and the low- dosage oral contraceptive Meliane®.

In our Therapeutics business area net sales increased by 24% to E 1,402 million in 2000 compared to E 1,128 million in 1999. Improved net sales of Betaferon®, our product for the treatment of multiple sclerosis, and Fludara®, the standard treatment for patients with chronic lymphocytic leukemia (CLL), as well as additional net sales of products of Mitsui Pharmaceuticals, which we acquired in March 2000, were the main reasons for the increase. Sales of Betaferon® increased 31% from E 454 million in 1999 to E 593 million in 2000. Betaferon® was launched in Japan in November 2000. Positive volume, price and exchange-rate effects caused Fludara®, with E 111 million net sales in 2000, to grow by 30% compared to E 86 million in 1999.

In 2000, net sales in our Diagnostics&Radiopharmaceuticals business area increased to E 1,360 million from E 1,040 million in 1999, which represented an increase of 31%. Net sales of X-ray contrast media products increased 14% to E 738 million in 2000 from E 646 million in 1999, while net sales of MRI contrast media products grew 23% to E 289 million in 2000 compared to E 234 million in 1999. Net sales of our contrast medium application technologies increased 35% from E 152 million in 1999 to E 205 million in 2000. Net sales of radiopharmaceuticals came to E 117 million in 2000.

In our Dermatology business area, net sales increased 11% to E 221 million in 2000 compared to E 199 million in 1999. The increase was primarily attributable to higher sales of Advantan® and Nerisona®, both preparations for the treatment of eczema, and Neriproct® (marketed as Scheriproct® outside of Japan), a product to treat hemorrhoids.

Gross Profit

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

Other operating income decreased by 10% from E 334 million in 1999 to E 300 million in 2000. The decrease was attributable to lower income from changes in foreign exchange-rates as well as lower income from the reduction of provisions. The 16% decrease in other operating expenses from E 354 million in 1999 to E 299 million in 2000 was mainly attributable to lower expenses from changes in foreign exchange-rates.

Financial Result

The financial result improved by E 72 million, showing a loss of E 5 million in 2000 versus a loss of E 77 million in 1999. The improvement was mainly attributable to income of E 34 million from the first-time consolidation of special funds that was required by SIC-12 "Consolidation- Special Purpose Entities"-as well as to gains from the sale of venture capital investments of E 42 million.

Our share in the result of Aventis CropScience was a loss of E 59 million in 2000 versus a loss of E 60 million in 1999. In early 2000 the crop protection activities of Rhône-Poulenc and AgrEvo, a joint venture of Hoechst and Schering, were merged to form Aventis CropScience. Schering has a 24% interest in the new company, compared to AgrEvo's former holding of 40%. The losses resulting from our share of the result included E 24 million (1999: E 28 million) relating to the amortization of goodwill as well as restructuring and other one-off costs of E 78 million (1999: E 57 million). Thus our share of the result before amortization of goodwill and one-off cost improved from E 25 million in 1999 to E 43 million in 2000.

Taxes on Profit

Taxes on profit increased 60% from E 181 million in 1999 to E 290 million in 2000. Taxes on profit are influenced by the fact that our share of the result of Aventis CropScience is recorded after tax. Furthermore, we recorded a one-off charge from the revaluation of deferred tax due to a tax reform in Germany (E 15 million). Eliminating these effects as well as expenses related to a tax risk in Brazil and one-off tax profits in the United States in 1999, the effective tax rate in 2000 (as in 1999) was approximately 38%.

Net Income

Net income outperformed the growth in net sales increasing by 24% to E 336 million in 2000 from E 272 in 1999. The result per share (basic) was E 1.70 and thus – after repurchasing outstanding shares in 1999 – 26% higher than 1999.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 31 to our Consolidated Financial Statements and in accordance with IAS 14 (Revised).

Europe Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales Europe Region by Business Area:
Fertility Control&Hormone Therapy	765	38	702	40
Therapeutics	690	34	613	35
Diagnostics&Radiopharmaceuticals(1)	408	20	319	18
Dermatology	131	7	122	7
Other Sources	14	1	10	0
Total	2,008	100	1,766	100

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

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

In Germany, net sales increased 4% to E 504 million in 2000 from E 487 million in 1999, despite the prevailing price sensitivity in the market, especially in the contrast media field. The increase in net sales was mainly due to a 32% increase in net sales of Betaferon®, our treatment for multiple sclerosis, from E 55 million in 1999 to E 72 million in 2000. In 2000, net sales of Ultravist® decreased 21% from E 54 million in 1999 to E 43 million, caused by highly unfavorable price effects (14%) and lower sales volume (7%). The decrease was offset by E 11 million additional net sales of products of CIS bio international, which expanded the product range of our Diagnostics& Radiopharmaceuticals business area in Germany in 2000.

In France, net sales improved significantly by E 70 million or 38% to E 253 million in 2000 compared to E 184 million in 1999. Net sales increased mainly due to the first-time consolidation of CIS bio international and increased net sales of Betaferon®. Higher sales volume caused Betaferon® to grow from E 23 million in 1999 to E 35 million in 2000. Net sales of the Mirena® intra- uterine hormone delivery system for fertility control increased 14% from E 13 million in 1999 to E 15 million in 2000.

Net sales in Great Britain increased 16% to E 137 million in 2000 compared to E 118 million in 1999. Favorable exchange-rate effects (7%) as well as increased net sales of Betaferon® (38%) and additional E 5 million net sales of our new product Levonelle®-2, a new form of emergency contraception that reduces the risk of unplanned pregnancy after unprotected intercourse, were the main reasons for the increase.

In Italy, net sales increased 15% to E 231 million in 2000 from E 201 million in 1999, due to positive volume effects of the low-dosage oral contraceptive Meliane® and of Betaferon®.

Net sales in Spain increased 15% to E 154 million in 2000 from E 134 million in 1999. The increase in net sales was attributable to higher sales volume of Betaferon®, Meliane® and Ultravist®, while unfavorable price effects of Ultravist® were offset by positive exchange-rate effects, which were caused by worldwide sales to third parties of Justesa Imagen.

Compared to E 113 million in 1999 net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 2% to E 111 million in 2000. The decrease was mainly due to lower export sales volume of our transdermal hormonal contraceptive Norplant® and sales volume of our therapeutic Bonefos®.

In the markets of Central and Eastern Europe, net sales increased 25% from E 89 million in 1999 to E 112 million in 2000.

In the Fertility Control&Hormone Therapy business area, net sales increased by 9% to E 765 million in 2000 compared to E 702 million in 1999, principally due to higher prices and increased sales volume. The intra-uterine hormone delivery system Mirena® and Diane® both achieved favorable sales volume growth during 2000. Net sales of Mirena® increased 15% to E 67 million in 2000 from E 59 million in 1999, with significant sales growth reported in France, Great Britain and in the markets of Central Europe. Net sales of Diane® increased 9% from E 134 million in 1999 to E 145 million in 2000.

Net sales in the Therapeutics business area increased by 13% to E 690 million in 2000 compared to E 613 million in 1999, mainly due to increases in sales volume. The increase in net sales was driven by a significant growth in sales volume of Betaferon® and Ilomedin®. Sales of Betaferon® increased by E 68 million or 30% to E 295 million in 2000 compared to E 227 million in 1999. Net sales of Ilomedin®, our product for the intravenous treatment of severe forms of peripheral arterial occlusive disease (PAOD), increased 50% from E 20 million in 1999 to E 30 million in 2000.

In 2000, net sales in the Diagnostics&Radiopharmaceuticals business area increased by 28% to E 408 million compared to E 319 million in 1999. As a result of the first-time consolidation of CIS bio international, which we acquired in April 2000, net sales increased by E 84 million compared to 1999. Concerning Ultravist®, negative price effects, offset positive volume effects, and caused net sales of Ultravist® to decrease from E 150 million in 1999 to E 147 million in 2000.

In the Dermatology business area, net sales increased by 7% to E 131 million in 2000 as compared to E 122 million in 1999. The increase was due to favorable volume and price effects, which more than offset a negative currency effect. The top-selling dermatology products were Advantan®, a preparation for the treatment of eczema, Psorcutan®, a product for the treatment of psoriasis, and Travocort®, a product for the treatment of fungal infections, which together accounted for the favorable volume effect.

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

United States Region

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Sub-Segment:
Berlex	790	80	626	81
Medrad	202	20	149	19
Total	992	100	775	100

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales United States Region by Business Area:
Fertility Control&Hormone Therapy	152	15	129	17
Therapeutics	482	49	403	52
Diagnostics&Radiopharmaceuticals(1)	357	36	243	31
Dermatology	1	—	—	—
Total	992	100	775	100

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

Net Sales

Net sales increased by 28% to E 992 million in 2000 compared to E 775 million in 1999. The increase in net sales was driven by higher sales volume (10%), positive price effects (2%) and highly favorable exchange-rate effects (16%).

Net sales of Berlex increased by 26% from E 626 million in 1999 to E 790 million in 2000, while net sales of Medrad increased by 35% from E 149 million in 1999 to E 202 million in 2000. Of Medrad's sales, 70% or E 141 million were achieved in the United States Region during 2000, the same percentage level as in 1999. Medrad's net sales increase was attributable to increased net sales of vascular injectors, MRI injectors and syringes, and to favorable exchange-rate effects. Prices for Medrad's products generally remained stable.

Net sales in the Therapeutics business area increased by 21% to E 482 million in 2000 compared to E 403 million in 1999. Increased sales volume and favorable exchange-rate effects for Betaseron® (the trademark for Betaferon® in the United States) and positive volume, price and exchange-rate effects for the leukemia therapy Fludara® were the main reasons for the increase in net sales. Net sales of Betaseron® increased strongly by E 58 million to E 247 million in 2000 from E 189 million in 1999. Lower sales volume of Betapace®, whose orphan drug exclusivity expired in the United States Region in April 2000, were offset by favorable price effects and exchange-rate effects, leading to an overall increase of E 11 million to E 168 million in 2000.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased by 47% to E 357 million in 2000 from E 243 million in 1999. Excluding the contribution to sales growth by Medrad, net sales increased by 65% to E 155 million in 2000 from E 94 million in 1999, due to the development in net sales of Magnevist®, our MRI contrast medium, and Ultravist®, our X-ray contrast medium. Sales of Magnevist® increased 41% from E 79 million in 1999 to E 111 million in 2000, while net sales of Ultravist® increased 37% to E 19 million in 2000 compared to E 14 million in 1999.

Net sales in the Fertility Control&Hormone Therapy business area increased 18% from E 129 million in 1999 to E 152 million in 2000. Oral contraceptive sales increased 20% from E 59 million in 1999 to E 71 million in 2000, primarily due to increased sales of Levlite® (the trademark for Miranova® in the United States) and Levlen® (the trademark for Microgynon® in the United States). As a result of strong competition net sales of Tri-Levlen® (the trademark for Triquilar® in the United States) decreased 17% from E 37 million in 1999 to E 31 million in 2000. We intend to strengthen our position in the fertility control business by introducing Yasmin®, an oral contraceptive containing the new progestin drospirenone, and Mirena®, our intra-uterine hormone delivery system for fertility control. We expect Yasmin® to be approved by the FDA within the first half of 2001. We received approval by the FDA for Mirena® in December 2000 and launched the product in February 2001. In the field of hormone therapy, net sales of Climara®, our hormone patch for the treatment of climacteric disorders, continued to increase significantly. Compared to E 70 million in 1999 net sales of Climara® increased by 16% to E 81 million in 2000.

In late 2000 we launched our new Dermatology business area in the United States Region by introducing Levulan®, a product for the treatment of actinic keratosis.

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

We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. In order to achieve this goal as part of our global R&D activities, we were investing heavily in research and development in this region, thereby investing in broadening our product portfolio in the US market. As a consequence, research and development expense as a percentage of external net sales was higher compared to the other segments and significantly reduced the United States Region segment result.

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

Japan Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales Japan Region by Business Area:
Fertility Control&Hormone Therapy	26	4	16	3
Therapeutics	126	19	25	6
Diagnostics&Radiopharmaceuticals(1)	475	71	380	84
Dermatology	43	6	33	7
Total	670	100	454	100

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostic&Radiopharmaceuticals business area with effect from January 1, 2000.

Net Sales

Net sales increased by 48% to E 670 million in 2000 compared to E 454 million in 1999. The extraordinary increase in net sales was primarily attributable to the first-time consolidation of the acquired companies Mitsui Pharmaceuticals and CIS Diagnostic (24%), highly favorable exchange-rate effects (20%) and to volume increases (6%). Price reductions mandated by the Japanese Ministry of Health, Labour and Welfare led to slightly negative price effects (2%).

In the Diagnostics&Radiopharmaceuticals business area, which accounted for 71% of total net sales during 2000, net sales increased by 25% to E 475 million in 2000 compared to E 380 million in 1999. This increase was due to favorable exchange-rate effects and volume increases, which were partly offset by decreased prices. Increased net sales of pre-filled containers of our x-ray contrast medium Iopamiron® and of our mri contrast medium Magnevist® continued to be a key factor in this sales growth. Net sales in our radiopharmaceuticals business amounted to E 7 million in 2000.

Net sales of products from the Fertility Control&Hormone Therapy business area, which represented 4% of net sales in the japan region in 2000, increased 65% to e 26 million in 2000 compared to e 16 million in 1999, due to volume increases and favorable exchange-rate effects.

In 2000, net sales of the Therapeutics business area increased significantly from E 25 million in 1999 to E 126 million in 2000, principally due to the acquisition of Mitsui Pharmaceuticals in March 2000, which contributed net sales of E 102 million in 2000. Betaferon® was introduced in the Japan Region in November 2000.

Net sales in the Dermatology business area increased 32% from E 33 million in 1999 to E 43 million in 2000. The increase was attributable to a higher sales volume of Neriproct® and Nerisona®.

Segment Performance/Segment Result

Segment performance increased by 47% to E 246 million in 2000 compared to E 167 million in 1999. The increase was achieved despite higher costs of production due to higher contractually- determined costs for iopamidol, the active ingredient of Iopamiron®, our best-selling product in the Japan Region. Marketing and selling costs and costs of administration also increased, primarily attributable to the integration of Mitsui Pharmaceuticals and CIS Diagnostic K.K.

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

Latin America/Canada Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales Latin America/Canada Region by Business Area:
Fertility Control&Hormone Therapy .	303	64	233	63
Therapeutics .	83	18	63	17
Diagnostics&Radiopharmaceuticals(1) .	49	10	42	11
Dermatology .	29	6	25	7
Other Sources .	10	2	9	2
Total .	474	100	372	100

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

Net Sales

The increase in net sales was mainly driven by higher net sales in Brazil, Canada and Mexico. As a result of the ongoing recession, net sales in Argentina increased only by 8% to E 69 million in 2000 compared to E 64 million in 1999, while net sales in Brazil increased 27% to E 143 million in 2000 from E 112 million in 1999. Higher net sales in Argentina and Brazil were driven by favorable exchange-rate effects. Net sales in Canada increased significantly by 39% from E 44 million in 1999 to E 61 million in 2000, while net sales in Mexico increased 38% to E 79 million in 2000 compared to E 57 million in 1999. The increase in Canada and Mexico is due to favorable exchange-rate effects as well as increased sales volume. The top-selling products in the Latin America/Canada region during 2000 were Microgynon® and Betaferon®, with E 49 million and E 46 million net sales respectively.

Net sales in the fertility Control&Hormone therapy business area increased 30% to E 303 million in 2000 compared to E 233 million in 1999. The increase was attributable to the 57% increase in net sales of Diane® (primarily in Canada), the 57% increase in net sales of the low- dosage oral contraceptive Meliane® and the 27% increase in net sales of the oral contraceptive Microgynon®. Net sales of Climara®, our hormone patch for the treatment of climacteric disorders, rose 27% to E 5 million in 2000 from E 4 million in 1999.

In the therapeutics business area, net sales increased 31% to E 83 million in 2000 compared to E 63 million in 1999. This growth is primarily due to higher net sales of Betaferon® in Brazil and, despite strong competition, in Canada, net sales of Betaseron® increased 46% from E 31 million in 1999 to E 46 million in 2000. Net sales of Fludara® increased from E 6 million in 1999 to E 7 million in 2000, mainly due to increased sales in Canada, Mexico, Argentina and Brazil. Net sales of Androcur®, An antiandrogen used for the treatment of prostate cancer, increased 12% to E 18 million in 2000 compared to E 16 million in 1999 despite competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 16% to E 49 million in 2000 from E 42 million in 1999. The increase was mainly due to higher net sales of Iopamiron®, which increased 20% to E 29 million in 2000 compared to E 24 million in 1999, part icularly was a result of increased sales to public hospitals in Mexico.

In 2000, net sales in the Dermatology business area increased 20% to E 29 million compared to E 25 million in 1999. This change was primarily due to increased net sales of Gyno-Travogen® and Travogen® as well as Advantan®.

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

Asia/Middle East Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Middle East Region for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales Asia/Middle East Region by Business Area:
Fertility Control&Hormone Therapy	81	41	63	38
Therapeutics	20	10	21	13
Diagnostics&Radiopharmaceuticals(1)	71	36	56	34
Dermatology	15	7	16	10
Other Sources	11	6	8	5
Total	198	100	164	100

(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics&Radiopharmaceuticals business area with effect from January 1, 2000.

Net Sales

Net sales increased by 21% to E 198 million in 2000 compared to E 164 million in 1999. This increase was mainly attributable to higher volume (8%) and favorable exchange-rate effects (9%) due to the ongoing recovery of the markets in the Asia/Middle East Region during 2000 as compared to the years before. In South Korea, net sales increased 34% to E 48 million from E 35 million in 1999, while in China (including Hong Kong) net sales increased 18% from E 17 million in 1999 to E 20 million in 2000. In Indonesia net sales of E 22 million in 2000 compared to E 14 million in 1999, showed a significant growth of 56%.

Net sales in the Fertility Control&Hormone Therapy business area increased 30% to E 81 million in 2000 compared to E 63 million in 1999. Net sales of our oral contraceptive Microgynon® increased 56% from E 8 million in 1999 to E 12 million in 2000. Higher net sales of Diane®, which increased 13% to E 12 million net sales in 2000, and Femovan®, which increased 18% to E 11 million in 2000, resulted from higher sales volumes and favorable exchange-rate effects.

In the Therapeutics business area, net sales remained virtually constant at E 20 million in 2000 compared to E 21 million in 1999. This slight change in net sales in the Therapeutics business area is due to negative volume effects of our product Betaferon®. Net sales of Betaferon® decreased by E 2 million from E 7 million in 1999 to E 5 million in 2000, primarily due to a significant fall in Israel, caused by the reduction of wholesaler's stocks. Net sales of Androcur® increased 23% from E 5 million in 1999 to E 6 million in 2000, while net sales of Bonefos®, a tumor therapy, remained constant at E 4 million.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased 27% to E 71 million in 2000 compared to E 56 million in 1999. The growth was primarily attributable to increased net sales of Ultravist® and Magnevist®. Net sales of our top-selling X-ray contrast medium Ultravist®, which accounted for 66% of net sales of the diagnostics business in the region, increased 30% from E 36 million in 1999 to E 47 million in 2000. Net sales of the MRI contrast medium Magnevist® increased by E 2 million to E 12 million in 2000.

Net sales in the Dermatology business area decreased 11% to E 15 million in 2000 from E 16 million in 1999. Lower sales volumes of Nerisona®, Skinoren®, Travocort® and Travogen® were the main reasons for the decrease. Net sales of Advantan® rose from E 1 million in 1999 to E 2 million in 2000.

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

Other Activities

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2000 and 1999:

	Year ended December 31,
	2000		1999
	E	Percentage of Net Sales	E	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Sub-Segment:
Pharmaceutical Chemicals	116	77	97	68
Other	35	23	46	32
Total	151	100	143	100

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

Segment Performance/Segment Result

Segment performance decreased by 3% to E 73 million in 2000 from E 75 million in 1999. The decrease was primarily attributable to lower net sales from sales collaborations as well as to increased cost of goods sold in the area of Pharmaceutical Chemicals due to higher raw material prices.

After allocation of E 11 million of research and development costs and E 36 million of central production overhead/variances, segment result in 2000 was E 26 million compared to E 41 million in 1999. This decrease primarily resulted from lower segment performance as well as from increased central production overhead/variances in Pharmaceutical Chemicals.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's cash and cash equivalents as of December 31, 2001, 2000 and 1999 were E 192 million, E 274 million and E 102 million, respectively. As of December 31, 2001, the Group had a positive net cash position (which it defines as cash, cash equivalents and marketable securities less liabilities to banks) of E 62 million, compared with E 418 million at December 31, 2000, and E 397 million at December 31, 1999. This positive net cash position was primarily due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 2001, 2000, 1999, amounted to E 911 million, E 1,153 million and E 1,101 million, respectively. As the pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. In 2001, Schering AG founded the Schering Altersversorgung Treuhand Verein (Schering Pension Trust). An amount of E 300 million was transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly. We believe that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2002, including capital expenditures, research cooperation projects, debt service and dividends. As described in "Recent Acquisitions and Dispositions", we expect to receive approximately E 1.5 billion in proceeds from the pending sale of our interest in Aventis CropScience.

For information on contingent liabilities, commitments arising from research agreements as well as other financial commitments, see note 30 to our Consolidated Financial Statements. We do not use "off -balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities. For a discussion of our accounting policy with respect to special purpose entities, refer to "-Changes in Accounting Policies-US GAAP". We do not utilize commodity contracts. For a discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see Item 11 - "Quantitative and Qualitative Disclosures about Market Risk" and note 29 to our Consolidated Financial Statements.

Operations

Cash flows before working capital changes totaled E 653 million, slightly higher than in 2000 (E 645 million). Other non cash expenses and income includes our share of the profit from Aventis CropScience of E 85 million (share of loss in 2000: E 59 million). In 1999 the cash flows before working capital changes amounted to E 631 million. Mainly due to a lower increase in receivables, cash flows from operating activities increased 44% to E 670 million in 2001, from E 465 million in 2000. In 1999 cash flows from operating activities were E 275 million.

Investing

Cash flows used in investing activities amounted to E 217 million in 2001, compared to E 119 million in 2000 and E 261 million in 1999. The increase in 2001 as compared to 2000 is mainly attributable to a rise of E 96 million in capital expenditure and a E 72 million higher cash flow for acquisitions. The acquisition of minority interest in the Jenapharm Group and the French radiopharmaceuticals company CIS bio international accounted for almost all expenditures for acquisitions (2000: Mitsui Pharmaceuticals and 60% of the shares of CIS bio international; 1999: Diatide Inc.).

Financing

Cash flows used in financing activities were E 535 million in 2001, compared to E 172 million in 2000 and E 283 million in 1999. The cash flow used for financing in 2001 resulted mainly from a contribution of E 300 million to the Schering Pension Trust and a dividend payment of E 198 million (2000: E 165 million; 1999: E 91 million). In 1999, our share repurchase program had an impact of E 183 million.

Borrowings

Borrowings are reflected in our Consolidated Financial Statements as "liabilities to banks". Our liabilities to banks are generally of a short term nature (maturity of less than one year). Liabilities to banks as of December 31, 2001, amounted to E 233 million, compared to E 234 million as of December 31, 2000, and E 186 million as of December 31, 1999. E 188 million of these liabilities have a maturity of less than one year (December 31, 2000, and December 31, 1999: E 217 and E 151 million, respectively).

Share Repurchase Program

Our share repurchase program, started in 1998, was not continued during 2000 and 2001. Instead we paid in 2000 and 2001 a bonus dividend from existing, fully-taxed equity to enable our German resident shareholders to benefit from certain tax advantages in Germany prior to the introduction of a tax law change.

During 1998 and 1999, Schering AG acquired approximately 7 million shares (representing approximately 3.4% of its share capital at the beginning of the share repurchase program) at an aggregate purchase price of E 253 million.

In December 2000, 170,000 shares were acquired to be used for the share bonus program for employees. These shares were sold to the employees during 2001 at a price of E 26.50 per share.

Recent Acquisitions and Dispositions

As part of our global strategy, we seek to acquire product rights as well as small to mid-sized companies in order to:

  expand our product portfolio,

  acquire promising technological developments, and

  increase our presence in important geographic markets.

In December 2001, we increased our ownership interests in both the Jenapharm Group and the French radiopharmaceuticals company CIS bio international to 100%.

Also in December 2001, we signed a cooperation agreement with MorphoSys AG, Martinsried, Germany, to jointly develop antibody-therapeutics and in-vivo diagnostics. As part of this agreement, we will acquire a 10% ownership interest in MorphoSys AG.

We agreed (together with the majority shareholder, Aventis S.A.) in October 2001 to sell our ownership interest in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies and consents. We intend to use the proceeds of this transaction to finance internal growth and external opportunities.

Capital Expenditures

We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, liquid investments, including cash, cash equivalents and marketable securities. Capital expenditures for property, plant and equipment amounted to E 229 million in 2001 as compared to E 184 million in 2000 and E 163 million in 1999.

54% of the expenditure in 2001 related to Germany, 17% to other countries of the European Union, 12% to the United States and 3% to Japan. 20% of our capital outlay was on research and development. 56% was spent in the production area and on quality assuance and environmental protection. Marketing and selling and other functions accounted for 24% of overall investment. We continued the process of concentrating the formulation and packaging operations for liquid and solid dosage forms – until recently spread over two sites – at one site in Berlin.

Capital expenditures will increase considerably in 2002 and are expected to total E 275 million. We are expanding the microbiological and chemical production capacity for active ingredients at our Bergkamen production site to meet the future demand for our products. In Europe, we plan to expand the production capacities of our pharmaceutical production plants in Weimar, Germany and Lys-Lez-Lannoy, France. In addition, we plan to expand our biotechnological development plant in Richmond, California.

Capital expenditures over the few next years are expected to remain at the same level as in 2002, taking into account higher product demand, changing regulatory standards and technological developments.

Dividends

In 2001 Schering AG paid a cash dividend of E 0.67 per share plus a bonus dividend of E 0.33 per share for the financial year 2000 (in total E 198 million). The cash dividend paid was E 165 million (E 0.50 per share plus a bonus dividend of E 0.33 per share) in 2000, and in 1999 it was E 91 million (E 0.45 per share). The primary purpose of additional bonus dividends paid in 2000 and 2001 was to enable German resident shareholders to benefit from certain tax advantages. The Executive Board will propose to the Annual General Meeting a dividend of E 0.83 per share for the financial year 2001.

United States GAAP Reconciliation

As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IAS. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. A comparison of net income, net income per share (basic) and shareholders' equity at, or for the year ended, December 31, 1999, 2000 and 2001 determined under IAS and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IAS is shown below.

	December 31,
	2001		2000	1999
	$	E	E	E
	(in million, except per share data)
Net income:
IAS	372	418	336	272
United States GAAP	359	403	306	248
Net income per share (basic):
IAS	1.88	2.11	1.70	1.35
United States GAAP	1.81	2.04	1.55	1.23
Shareholders' equity:
IAS	2,275	2,556	2,297	2,098
United States GAAP	2,187	2,457	2,304	2,061

As more fully described and quantified in note 35 to our Consolidated Financial Statements, the major differences between IAS and United States Generally Accepted Accounting Principles relate to accounting for business combinations (research-in-process charges), compensation costs for early retirement programs and stock option plans, environmental costs, valuation of securities, capitalization of interest costs and cash flow hedges.

Net income under US GAAP is lower by 4% in 2001, 9% in 2000, and 9% in 1999, as compared to net income under IAS for the same periods. In 2001, net income under US GAAP was primarily affected by expenses for acquired research-in-process which are capitalized as part of goodwill under IAS. In 2000, net income under US GAAP was primarily affected by higher compensation costs for our early retirement programs (the costs are recognized up front under IAS but recognized over the remaining service period of the employees under US GAAP) and higher costs for our stock option plans. In 1999, the primary reasons for lower net income under US GAAP were the reversal of environmental provisions not included in net income under US GAAP, our policy for deferring profits and losses on hedging instruments under IAS, and expenses for acquired research-in-process which are capitalized as part of goodwill under IAS.

A classification difference also arises in presenting interest relating to unfunded pension obligations. Under IAS, interest relating to the unfunded pension obligation is classified in financial result. See note 9 to our Consolidated Financial Statements. Under US GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under US GAAP would be lower and financial result higher by E 76 million in 2001, E 73 million in 2000, and E 69 million in 1999.

Restructuring Program

Within the framework of our Global Production Strategy (GPS) we continued a major restucturing program. The aim is to create a more efficient, flexible and competitive production system that is more oriented toward needs, and to integrate its individual components in such a way that they interact within a global supply chain. The program is composed of several sub-strategies, each of which focuses on improving our production of active ingredients, pharmaceutical, radiopharmaceutical or biotechnology products respectively.

The Global Strategy for Chemical Production seeks to concentrate the future worldwide production of active ingredients at two sites. This is scheduled to be completed by the end of 2002.

Our European Production Initiative was completed in 2000. Building on this, in the first phase of our Global Strategy for Pharmaceutical Production we will reduce the number of production sites worldwide to 14 and nearly all of them will specialize in only one dosage form. Most of this consolidation process is scheduled for completion by the end of 2003.

In additon, the ongoing program to optimize the remaining production sites will be continued in order to create a consistent hierarchy of process organization. This will, for example, result in the merger of our two Berlin facilities for the production and packaging of liquid and solid drug products in the Berlin-Wedding facility by the end of 2003.

The total costs of this restructuring program are expected to come to E 140 million, E 80 million of which are implementation costs expensed as occurred, and E 60 million are capital expenditures.

Aventis CropScience

Formation of Aventis CropScience

In 1994 Hoechst Schering AgrEvo GmbH was formed as a joint venture between Hoechst Aktiengesellschaft, Roussel Uclaf and Schering AG. The Schering AG Group contributed its agrochemical assets (which accounted for approximately 22% of Group net sales in 1992) to the joint venture and obtained a 40% interest in AgrEvo. As a result of the acquisition by Hoechst AG of all of the shares of Roussel Uclaf in 1997, Hoechst increased its ownership interest in AgrEvo to 60%.

During December 1999, Rhône-Poulenc S.A. acquired Hoechst. Rhône-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, we entered into a Partners' Agreement with Aventis and Hoechst on December 29, 1999. Under this agreement, Aventis contributed all of its shares in its crop protection and crop science business, Rhône-Poulenc Agro S.A., and we and Hoechst each contributed all of our interests in AgrEvo GmbH to form a new company, Aventis CropScience. Following the completion of these transactions, this combined company, Aventis CropScience, became a 76%-owned consolidated subsidiary of Aventis and the Schering AG Group holds the remaining 24% ownership interest in Aventis CropScience. Under the Partners' Agreement, we were legally obligated to the exchange of our interests in AgrEvo for interests in Aventis Crop Science on December 29, 1999. The transaction was consummated on January 1, 2000.

Since the formation of AgrEvo through December 31, 2001, we have contributed an aggregate of approximately E 500 million to the AgrEvo/Aventis CropScience joint venture. Of this aggregate amount, approximately E 210 million or 42% (primarily our agrochemical assets and liabilities) was contributed in connection with the formation of the joint venture in 1994 and approximately E 290 million or 58% was contributed in cash during the years 1997 to 1999 in connection with proposed acquisitions.

We presently hold a 24% ownership interest in Aventis CropScience for investment purposes. We agreed in October 2001 (together with our co-shareholder Aventis S.A.) to sell our shares in Aventis CropScience to Bayer AG. The closing is subject to certain conditions, including the approval by certain regulatory agencies and other consents and is expected to take place during the second quarter of 2002.

Aventis CropScience Results of Operations

2001 Compared to 2000

Aventis CropScience's net sales amounted to E 4,303 million in 2001, an increase of 7% over reported sales of E 4,034 million in 2000. After adjusting for the divestment of the household insecticide business in 2001, sales rose 8%.

The Crop Protection business segment increased its volume/price growth by 6% in spite of a declining world-market. This increase was primarily due to the contributions from the French, Brazilian and Canadian markets and the sustained performance of fast growing products, namely the herbicides Balance® and Puma® and the insecticide Regent®.

In the Environmental Science segment, the volume/price growth of +25% was mainly driven by sales growth in the United States. The BioScience business segment reported a sales growth of 9%, mainly due to higher sales in the field seed area.

In the United States, which accounted for 18% of Aventis CropScience total sales in 2001, net sales increased 3% to E 787 million in 2001, compared to E 764 million in 2000. This sales increase was caused mainly by the Environmental Science business and despite reduced planting acreage and adverse weather conditions, especially during the second-quarter planting season in the Midwest.

Net sales in France, which contributed 12% of total sales in 2001, increased 9% to E 535 million in 2001, compared to 2000 net sales of E 491 million. This improvement was due to higher sales for industrial crop products, particularly insecticides.

In Brazil, the source of 11% of Aventis CropScience's total sales in 2001, net sales rose 16% to E 475 million in 2001, compared to E 409 million in 2000, benefiting from higher sales of insecticides and herbicides.

In Germany, which accounted for 5% of total sales in 2001, net sales fell 3% to E 235 million in 2001, compared to 2000 net sales of E 243 million due to adverse weather conditions and the effects of a major portfolio streamlining. Business in Germany recovered well in the second half of the year.

Net sales in Japan, which generated 4% of total sales in 2001, increased to E 186 million in 2001 from E 181 million in 2000. After adjusting for currency effects, net sales increased by 13%.

The contribution of all other countries rose by 7% to E 2,085 million compared to E 1,946 million in 2000.

Schering AG's share of profits totaled E 85 million after accounting for goodwill amortization of E 24 million.

2000 Compared to 1999

2000 was the first full year of operations for Aventis CropScience. Aventis CropScience reported net sales of E 4,034 million in 2000, which was slightly down on pro forma sales of E 4,060 million in 1999 (all the figures for 1999 are on a pro forma basis). Favorable exchange-rate effects almost offset the effects of lower sales volumes and prices.

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

The global crop protection market grew at a nominal rate of 1-2% in 2000. Among other things, this growth was based on stronger demand for soya herbicides and cereal fungicides, two areas in which Aventis CropScience is not very active. In cereal herbicides by contrast, one of Aventis CropScience's core businesses, the market came under pressure from poor weather conditions, intense competition and falling world market prices for cereals.

In the United States, where Aventis CropScience made 19% of total sales in 2000, net sales increased 18% to E 764 million in 2000 compared to E 650 million in 1999. Lower sales of the corn herbicide Balance®, were more than offset by excellent results elsewhere, including the insecticide Temik® and the herbicides Puma® and Liberty®. In Brazil, the source of 10% of Aventis CropScience's total sales in 2000, net sales rose 44% to E 409 million in 2000, compared to net sales of E 284 million in 1999. Most of this increase came from the sale of products containing the active substance fipronil for crops such as sugar-cane, soya and rice, as well as from higher net sales in corn.

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

Net sales in other countries, which together accounted for 45% of total sales in 2000, fell 7% to E 1,819 million in 2000, compared to E 1,957 million in 1999. Net sales in Canada decreased 23% to E 152 million in 2000 compared to E 198 million in 1999. This was caused by the decision to streamline the product range and reduce the acreage for Liberty®Link seeds. The decline in net sales thus caused was partly offset by increases in sales volume of Puma® thanks to an increase in the acreage devoted to cereals. Net sales in Colombia increased 16% to E 68 million in 2000, compared to E 59 million in 1999, despite reduced acreages and lower pest pressures. In Argentina net sales fell 37% to E 45 million in 2000, compared to E 71 million in 1999 due to changes in the product portfolio in that country and the economic situation of customers, which led to a high level of credit notes and bad debt issues with distributors. Net sales in Mexico also fell 29% to E 41 million in 2000 compared to E 58 million in 1999 due to a significant level of returned products as distributor stocks were reduced. In Spain, Italy and the Benelux countries net sales were 5% down at E 364 million, compared to E 384 million in 1999. Net sales in Australia were also 16% lower in 2000 at E 132 million, compared to E 157 million in 1999, due to a poor cotton market. Net sales in India increased 29% to E 112 million in 2000, compared to E 87 million in 1999 despite a very competitive environment.

Schering AG's share of losses totaled E 59 million after deduction of goodwill write-offs, expenditure on restructuring measures, taxes on profit, and additional one-off effects such as expenditures for a call back program connected with the StarLink® seeds technology.

See note 36 to our Consolidated Financial Statements under the caption "Summarized financial information for significant associated companies" for financial information of Aventis CropScience.

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

We made sales in a range of currencies during 1999, 2000 and 2001 as follows:

	Year Ended December 31,
	2001	2000	1999
	(percentage of net sales)
Euro	38	39	43
US dollar	25	23	22
UK pound sterling	3	3	3
Japanese yen	14	15	12
Brazilian real	3	3	3
Other	17	17	17
	100	100	100

We translate the balance sheets of our subsidiaries that do not use the euro as their functional currency into euro at the mid-market rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the period. Comparability of our performance between financial periods can be significantly affected by fluctuations in the value of the euro against other currencies. Moreover, our financial condition and results of operations may be materially affected by movements in the exchange-rate between foreign currencies to which the Group is exposed and the euro. In general, due to translation effects, appreciation of the euro relative to a foreign currency has a negative effect on our reported consolidated net sales, operating profit and net income. The depreciation of the euro relative to a foreign currency generally has a positive effect on our reported consolidated net sales, operating profit and net income. The U.S. dollar, Japanese yen, British pound sterling and Brazilian real are the most significant sources of this currency translation risk. See note 5 to our Consolidated Financial Statements.

Net sales in 2001 increased by 10% in local currency terms and 8% in euro terms as compared to 2000. The negative translation effect was essentially due to the strengthening of the euro relative to the Japanese yen which could only partly be offset by positive translation effects due to the depreciation of the euro relative to the US dollar.

Net sales in 2000 increased 15% in local currency terms and 22% in euro terms as compared to 1999. The positive translation effect was due to the depreciation of the euro relative to foreign currencies like the US dollar and the Japanese yen.

For a discussion of the significant effects of foreign currency on our results of operations, see "-Results of Operations-2001 Compared with 2000-Results of Operations by Segment-United States Region", "-Japan Region" and "-Asia/Middle East Region","-Results of Operations-2000 Compared with 1999- Results of Operations by Segment-Latin America/Canada Region", "-Japan Region" and "-Asia/Middle East Region".

Environmental Matters

Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 2000 and 2001, we incurred capital expenditures of E 4 million and E 5 million, respectively, for environmental protection projects and other projects resulting in environmental benefits. Capital expenditures for environmental protection and other projects resulting in environmental benefits are forecasted to be between E 5 million and E 7 million for each of the years 2002 through 2006. In addition, our operation and maintenance costs for safety and environmental measures were E 62 million in 2000 and E 65 million in 2001. Operation and maintenance costs for each of the years 2002 through 2006 are forecasted to be between E 66 million and E 68 million.

We believe that the expenditures required to comply with applicable laws and regulations concerning environmental protection, including ongoing clean-up matters, will not have a material adverse effect on the Group's financial condition, cash flows or results of operations.

Critical Accounting Policies

Our main accounting policies are set out in note 4 to our Consolidated Financial Statements, appearing elsewhere in this annual report, and conform with IAS.

Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Such estimates affect mainly provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.

We recognize impairment charges, if the carrying amount of an asset exceeds its recoverable amount. The calculation of the recoverable amount requires estimates on future cash flows. Goodwill is allocated to our regional segments and tested for impairment based on estimated future cash flows of the regional segments. The actual cash flows may differ significantly.

Accounting for pensions is based on certain actuarial assumptions, as described in note 4 to our Consolidated Financial Statements. The discount rate for the calculation of the projected benefit obligation (PBO) reflects market expectations at the balance-sheet date. A reduced discount rate used for calculation may increase the PBO significantly. Calculation of pension expenses is also based on an expected return on plan assets. Actual return on plan assets may differ significantly from the expected amounts. The resulting unrecognized actuarial gains and losses are disclosed in note 22 to our Consolidated Financial Statements.

Changes in Accounting Policies

IAS

We have applied IAS since 1994. The IASB has issued a number of new standards as part of its project to develop a core set of International Accounting Standards. Accordingly, we have adopted or will adopt a number of new or revised International Accounting Standards as described below. Our policy is to adopt all new standards at the required adoption date.

As of January 1, 1999, we adopted IAS 19 "Employee Benefits" (revised 1998). Under the new standard, actuarial assumptions for our defined benefit pension plans reflect market expectations at the balance-sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

In 1999, we adopted IAS 14 "Segment Reporting" (revised). IAS 14 (revised) requires disclosure of more items of information for the identified segments, provides more detailed guidance for the identification of segments and for the allocation of revenues and expenses to the identified segments, and introduces the concept of a primary basis and secondary basis of segment reporting.

As of January 1, 2000, we adopted IAS 36 "Impairment of Assets". The new standard established procedures to ensure that an enterprise's assets are not overstated in the financial statements. It also stipulates the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss. The effect of adoption of this standard was not material.

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

IAS 37 requires that provisions for restructuring obligations must also meet the following additional criteria:

  a detailed formal plan identifying certain specifics, and

  announcement of its main features to those affected by the plan.

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

As required by SIC-12 "Consolidation-Special Purpose Entities" we have consolidated two special funds for the first time in 2000. Results relating to prior periods of E 16 million have been included in net income of 2000. If the special funds had always been consolidated, net income in 1999 would have been lower by E 2 million, the aggregated net income of periods before 1999 would have been higher by E 18 million. In 2001, these special funds were transferred to the newly established Schering pension trust.

As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, fair values are usually used in accounting for financial instruments. The adoption of IAS 39 had no impact on net income. The effects on reporting are described in note 4 to our Consolidated Financial Statements under "Financial assets, Marketable securities and Derivative financial instruments".

As of January 1, 2001, we adopted IAS 40 "Investment Property". IAS 40 introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost model.

US GAAP

As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs.

As of January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The statement requires that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As of January 1, 2001, our hedging of anticipated sales and expenses is accounted for as cash flow hedge under US GAAP.

New Accounting Standards

US GAAP

In July 2001, SFAS No.141 "Business Combinations" and SFAS No.142 "Goodwill and Other Intangible Assets" were issued. According to SFAS No.141 the purchase method has to be used for all business combinations. Further, a set of criteria is defined for recognizing intangible assests separate from goodwill. No material impacts will result from the adoption of the standard. SFAS No.142 requires that goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. As of January 1, 2002, goodwill resulting from prior business combinations will not be amortized, and estimates on the remaining useful life of intangible assets will be reassessed on adoption of the amortization pattern if necessary. If the standard had been applied in prior reporting periods, net income under US GAAP for 2001 would have been higher by E 35 million (2000: E 34 million; 1999: E 34 million). Due to the sale of our investment in Aventis CropScience, and the related disposal of goodwill we expect the effect on net income under US GAAP from excluding amortization expense to be substantially lower in 2002.

In June 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was issued. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect a material effect from the adoption oft this standard on our reconcilation.

In August 2001, SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" was Issued. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect a material effect form the adoption of this standard on our reconciliation.

According to SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", qualifying special purpose entities are exempted from consolidation under certain prerequisites. Currently, the FASB is working on a restricition of this exemption. It can be expected that rules hereon will be issued effective for fiscal years beginning after December 31, 2001. Under IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" interpreted by SIC 12 "Consolidation – Special Purpose Entities", the criteria for a consolidation of special purpose entities are broader compared to US GAAP. According to our valuation and accounting policies, all special purpose entities we own a majority interest in are to be consolidated. We do not expect that a revision of the existing rules by the FASB will affect our reconciliation.

Risk Management

The information provided in this section contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of our exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

Market risk represents the risk of an adverse price change of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and equity prices. We have policies for managing potential exposures related to these risks. See note 29 to our Consolidated Financial Statements.

We use exchange-traded and over the counter (OTC) derivative financial instruments to manage currency and interest rate risks resulting from business transactions and from existing assets as well as to control the impact of interest rate and price changes on our portfolio. Transactions in derivative instruments are concluded with high-rated banks within fixed risk limits. Taking into account the hedged positions, we do not anticipate any material adverse effect on the Group's financial position, results of operations, liquidity or cash flows resulting from our use of derivative financial instruments.

Foreign Exchange Risk Management

Prior to the adoption of the euro by Germany and 10 other member countries of the European Union as their common currency, our functional currency was the Deutsche Mark. The euro is now our functional currency. We have receivables and payables denominated in currencies other than the euro and the functional currencies of our foreign subsidiaries, which creates foreign exchange risk. Since the introduction of the euro on January 1, 1999, our exposure to exchange-rate fluctuations is eliminated in relation to all the countries that have adopted the euro. Our most significant sources of currency risk are presently the U.S. dollar, Japanese yen, British pound sterling and Brazilian real. We enter into foreign currency forwards and options to reduce our exposure to foreign currency fluctuations. Our currency risk includes balance-sheet assets denominated in foreign currencies and expected future net cash flows in foreign currencies for 12 months on a rolling basis.

Asset/Liability Risk Management

We are primarily exposed to changes in market prices of assets in our net liquid funds, primarily denominated in euro. The investments we undertake are allocated into several asset categories in order to generate a diversified portfolio and an attractive risk/return ratio.

See "Item 11-Quantitative and Qualitative Disclosure about Market Risk".

Legal Matters

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. For a discussion of certain legal proceedings in which we are involved, see "Item 8-Financial Information-Legal Proceedings."

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

Supervisory Board

Our present Supervisory Board consists of 16 members, 8 of whom are elected by our shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the German Stock Corporation Act, and 8 of whom are elected by our employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

A member of our Supervisory Board elected by our shareholders may be removed by our shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory Board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a Chairman and a Vice- Chairman from among its members. At least half the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a tie, another vote is held and, in the case of a second tie, the Chairman (who is, in practice, a representative of the shareholders because the representatives of the shareholders have the right to elect the Chairman if two-thirds of the total required number of members of the Supervisory Board fail to agree on a candidate) then has a casting vote.

The members of our Supervisory Board are each elected for the same fixed term of approximately five years. If a member is elected to replace a retired member, its term will expire at the same time. The term of our current members of the Supervisory Board will expire at the end of the Annual General Meeting.

The term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Re-election is possible. The remuneration of the members of the Supervisory Board is determined by our Articles of Association.

Because all members of our Supervisory Board are elected at the same time, their terms expire simultaneously. If a member is elected to replace a retired member, its term will expire at the same time. The term of our current members of the Supervisory Board will expire at the end of the Annual General Meeting 2004.

The current members of our Supervisory Board, their respective ages as of March 12, 2002, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

Name	Age	Principal Occupation	Year First Elected by shareholders (S) employees (E)
Dr Giuseppe Vita Chairman of the Supervisory Board	66		2001 (S)
Norbert Deutschmann Vice-Chairman of the Supervisory Board	50	Chairman of the Wedding Works Council, Schering AG, Berlin	1999 (E)
Dr rer. oec. Karl-Hermann Baumann	66	Chairman of the Supervisory Board of Siemens AG, Berlin and Munich	1994 (S)
Prof. Dr med. Piet Borst	67	Professor of Clinical Biochemistry, University of Amsterdam, Amsterdam	2000 (S)
Dr Mathias Döpfner	39	Chairman of the Executive Board Axel Springer Verlag AG, Berlin	2001 (S)
Professor John A. Dormandy	66	Professor of Vascular Sciences, University of London; Director, Vascular Clinical Research Unit, St.Georges Hospital, London	1996 (S)
Joachim Elsholz	52	Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie, Berlin	2000 (E)
Dr rer. pol. Reiner Hagemann	54	Chairman of the Executive Board Allianz Versicherungs-AG, Munich	1997 (S)
Johannes Heitbaum	38	Vice-Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)
Dr h.c. Martin Kohlhaussen	66	Chairman of the Supervisory Board Commerzbank AG, Frankfurt/Main	1996 (S)
Hermann-Josef Lamberti	46	Member of the Executive Board Deutsche Bank AG, Frankfurt/Main	2001 (S)
Dr med. Hans-Peter Niendorf	55	Head of Corporate Clinical Development Diagnostics& Radiopharmaceuticals, Schering AG, Berlin	1999 (E)
Hans-Jürgen Scheel	58	Vice-Chairman of the Wedding Works Council, Schering AG, Berlin	1994 (E)
Günter Schmitt	59	Member of the Wedding Works Council, Schering AG, Berlin	1999 (E)
Dr rer. oec. Ulrich Sommer	54	Area Manager Marketing Europe Region, ScheringAG, Berlin	1999 (E)
Heinz-Georg Webers	42	Chairman of the Central Works Council of Schering AG; Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)

Executive Board

Our Executive Board currently consists of 5 members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

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

The current members of our Executive Board, their respective ages as of March 16, 2002, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

Name	Age	Position	Year First Appointed	Year Term Expires
Dr Hubertus Erlen	58	Chairman of the Executive Board (since 2001); Responsibilities: strategy and corporate development, corporate communication, audit, human resources	1985	2005
Prof. Dr Klaus Pohle	64	Vice-Chairman of the Executive Board, Responsibilities: finance and administration, information technology, equity participations, Japan, Asia, Australia	1981	2003
Dr Ulrich Köstlin	49	Member of the Executive Board; Responsibilities: marketing and sales, supply chain and environment, Europe, Africa	1994	2004
Lutz Lingnau	59	Member of the Executive Board; Responsibilities: Specialized Therapeutics, Dermatology, United States	2001	2005
Prof. Dr Dr h.c. Günter Stock	58	Member of the Executive Board; Responsibilities: research and product development, Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Latin America, Canada	1989	2004

Dr Hubertus Erlen began his career with Schering AG in a pharmaceutical manufacturing function in 1972. In 1978 he joined the central office of the Executive Board, which he later headed for two years. Prior to his appointment as a member of the Executive Board of Schering AG in 1985, he served as a technical director in the Electroplating Division and became a member of the Electroplating Divisional Board in 1984. Dr Erlen became Chairman of the Executive Board in April 2001.

Prof. Dr Klaus Pohle joined Schering AG as a member of the Executive Board in 1981. Prior to joining Schering AG, Prof. Dr Pohle was with BASF from 1966 to 1980. At BASF he first served as a director of various subsidiaries in Europe and Brazil, from 1967 to 1968 as treasurer and controller in the United States and later as a director of BASF AG. Prof. Dr Pohle is currently Vice Chairman of the Executive Board of Schering AG, a position he has held since 1989.

Dr Ulrich Köstlin joined Schering AG in 1982 as a management trainee. He served as general manager of several affiliates of Schering AG in Latin America from 1983 to 1986, and was subsequently appointed the head of pharma for Latin America and Canada. Prior to his appointment as a member of the Executive Board of Schering AG in 1994, he served from 1990 to 1993 as vice president of Berlex Laboratories, Inc., and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994.

Lutz Lingnau joined Schering AG's business trainee program in 1966. From 1968 to 1989, Mr Lingnau served in various capacities at Schering AG and in a number of subsidiaries in South America and the United States, including as president of Berlex Laboratories, Inc., from 1983 to 1985. Since 1989, Mr Lingnau has been the president and chief executive officer of Schering Berlin, Inc. He was appointed a member of the Executive Board of Schering AG effective January 1, 2001.

Prof. Dr Dr h.c. Günter Stock joined Schering AG as head of the Cardiovascular Pharmacology Department in 1983. From 1987 to 1989, he served as head of the Institute for Pharmacology. Prof. Dr Stock was appointed as a member of the Executive Board of Schering AG in 1989.

Other Senior Management

Jörg Graumann joined Schering AG in 1960 as a business trainee. From 1964 to 1973, Mr Graumann served in various capacities in a number of subsidiaries including in Pakistan, the Philippines and South Korea. In 1976, Mr Graumann was appointed vice president of Nihon Schering K.K. Mr Graumann is currently the representative director and president of Nihon Schering K.K., a position he has held since 1977.

Dr med. habil. Joachim-Friedrich Kapp joined Schering AG in 1975 as a scientist. From 1975 to 1983, Dr Kapp served in various capacities at the Schering AG Group, including as vice president of research and development of Berlex Laboratories, Inc. From 1984 to 1991, he was employed by Gödecke AG where he held several positions, including head of research and development. In 1991, Dr Kapp returned to Schering AG where he currently serves as head of Specialized Therapeutics. Since 2001 Dr Kapp performs this function from Montville, N.J., USA where the business unit is incorporated in a subsidiary of Schering AG.

Christian Nowak began his career at Schering AG in 1968 in the agrochemicals division. From 1968 to 1989, he held various positions in the area of agrochemicals, including head of sales and marketing and member of the agrochemicals management board. From 1989 to 1991, he served as director of sales and marketing and member of the pharmaceuticals management board. Mr Nowak is currently the head of the Europe Region, a position he has held since 1991.

Prof. Dr Werner Karl Raff served as the director of the medical-scientific department of Schering AG from 1977 to 1980. From 1980 to 2002, Prof. Dr Raff held various positions, including director of FB Medizin, general manager of Scherax Arzneimittel GmbH, Hamburg, Head of Preclinical and Clinical Development and Member of the Divisional Board Pharma. Since 1996, Prof. Dr Raff serves as head of the Fertility Control&Hormone Therapy business area. Since 1997 he is Member of the German Health Research Council.

Hans-Michael Rook began his career at Schering AG in 1967 as a business trainee. He served in numerous capacities within the Schering AG Group, including from 1979 to 1985 as head of pharma product and marketing planning of Nihon Schering K.K. and from 1991 to 1997 as head of marketing and business development for the Europe Region at Schering AG. Mr Rook currently serves as head of Diagnostics&Radiopharmaceuticals.

Dr Dale A. Stringfellow served as president of Berlex Biosiences, the U.S. research and development arm of Schering AG from 1995 to 2000. He holds a PhD in Microbiology and has held leading management positions at various companies throughout the biotech-industry. In December 2000 Dr Stringfellow was named chief executive officer of Berlex Laboratories, Inc. and currently serves in that capacity.

Claus Zieler joined Schering AG in 1991 as a management trainee. From 1993 to 2000, Mr Zieler served in various capacities in a number of subsidiaries of the Group, including Ecuador and Brazil as Marketing Director Pharma. In 2000, Mr Zieler was appointed managing director of the Center of Dermatology, Schering AG, a position he has held since then.

COMPENSATION

The aggregate remuneration of all members of the Supervisory Board for 2001 amounted to E 3,000,000. In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of E 60,000 plus an aggregate variable annual payment that depends on the amount of dividends paid to the shareholders of Schering AG. For each E 0.05 dividend per share paid over and above a base amount of E 0.10 dividend per share, the aggregate variable compensation component amounts to E 210,000.

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2001 amounted to E 14,529,374 and can be split up as follows:

Name	Fixed compensation	Variable compensation	Exercise stock-based compensation plan
	E k	E k	E k
Dr Giuseppe Vita (Chairman until April 2001)	161	494	1,029
Dr Hubertus Erlen (Chairman)	472	1,401	783
Other members of Executive Board	1,854	4,760	3,576
	2,487	6,655	5,388

The maximum number of shares that can be received by the members of the Executive Board under the provisions of the stock-based compensation plans is as follows:

Name	Stock-based compensation plan LTI Plan 1998/2000	Stock-based compensation plan LTI Plan 2001
Dr Hubertus Erlen (Chairman)	27,000	20,000
Other members of Executive Board	76,500	80,000
	103,500	100,000

Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to E 1,392,284. As of December 31, 2001, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to E 31,375,238.

Stock-Based Compensation Plans

The Long Term Incentive Plan 2001

In 2001, we established a new long term incentive program. The new program is comprised of up to three annual tranches. During May 2001, we established the first tranche, the Long Term Incentive Plan 2001. The plan has a duration of seven years, and share options awarded under the plan vest over three years. We have made grants of share options to approximately 650 participants worldwide in two categories: a Top Executives group of approximately 60 participants and a Key Managers group of approximately 590 participants.

Participants in the Top Executives group received share options with an exercise price of E 54.66 per share (average share price on the date of grant). The options can only be exercised if, at the time of exercise, the share price has increased by at least 30% or has outperformed the MSCI World Pharmaceutical & Biotechnology Index since the inception of the tranche for 2001. Participants in the Top Executives group are required to make a personal investment in, and hold until the time of exercise, one share for every ten share options that they are granted.

Participants in the Key Managers group received share options with an exercise price of E 60.13 per share (a 10% premium over the average share price on the date of grant). Participants are not required to make a personal investment in shares. Other than for the three-year vesting period, there are no other conditions to exercise of the share options by participants in the Key Managers group.

The Annual General Meeting of Shareholders approved a resolution on April 26, 2001 authorizing a E 5 million conditional increase in our share capital in order to provide newly issued shares for exercises of share options under the Long Term Incentive Plan 2001.

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

The number of award shares that a participant receives upon the exercise of option rights depends on certain performance measures. One option right entitles the participant to receive three award shares for each 2% increase in the value of the shares (for this purpose this includes absolute stock price changes plus dividends paid) over the opening stock price on the effective date of the plan. Members of the Executive Board can receive award shares due to this performance measure only if, at the time of exercise, the value of the shares has increased at least by 30%. In addition, one option right entitles the participant to receive three award shares for each 1% by which the shares outperform the STOXX Healthcare over the relevant period. STOXX Healthcare is a European industry stock index which measures the performance of 34 pharmaceutical companies, including Schering AG. The maximum number of award shares that a participant can receive for each option right under either performance category is ninety shares. Therefore, a participant can receive a maximum of 180 award shares for one option right or eighteen shares of personal investment.

In connection with the plan, we have purchased 814,860 call options on Schering AG's shares at a strike price of E 39.40 per share.

The Long Term Incentive Plan 1998

In 1997, we established the Long Term Incentive Plan 1998. We offered approximately 215 eligible key executives worldwide the opportunity to participate in the plan. The plan has a duration of five years, expires on December 31, 2002, and has terms that are otherwise substantially equivalent to the Long Term Incentive Plan 2000.

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

In connection with the plan, we have purchased 600,000 call options on Schering AG's shares at a strike price of E 30.02 per share. At the end of 2001, 90,000 of these call options were remaining.

The following table sets forth, as of December 31, 2001, certain information relating to the Long Term Incentive Plan 1998 and the Long Term Incentive Plan 2000:

Plan	Initial Exercise Date	Expiration Date	Number of Options Outstanding	Maximum Number of Award Shares
1998 Plan	January 1, 2001	December 31, 2002	500	90,000
2000 Plan	January 1, 2003	December 31, 2006	4,807	865,260

The following table summarizes relevant information regarding the Long Term Incentive Plan 2001:

Plan	Initial Exercise Date	Expiration Date	Exercise Price	Number of Options Granted/Remaining
2001 Plan	May 2, 2004	May 1, 2008	E
-"Top Executives" group			54.66	413,500/413,500
-"Key Managers" group			60.13	812,100/806,100

BOARD PRACTICES

The employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

The Supervisory Board has established a number of committees, including an executive committee, a research and development committee, an audit committee and a remuneration committee. The members of the executive committee are Dr Giuseppe Vita, Norbert Deutschmann, Dr Reiner Hagemann and Heinz-Georg Webers. The executive committee acts on urgent matters in between the sessions of the full Supervisory Board. The members of the research and development committee are Dr Giuseppe Vita, Norbert Deutschmann, Prof. Piet Borst, Prof. John A. Dormandy, Dr Hans-Peter Niendorf and Dr Ulrich Sommer. The research and development committee regularly reviews the progress of our research and development portfolio and advises on the long-term policy in this area. The members of the audit committee are Dr Giuseppe Vita, Norbert Deutschmann, Dr Reiner Hagemann and Heinz-Georg Webers. The audit committee recommends areas of special emphasis of the audit to be performed by the independent auditors, reviews the financial statements of the Group before they are presented to the full Supervisory Board and issues a recommendation as to their adoption. The members of the remuneration committee are Dr Giuseppe Vita, Norbert Deutschmann, Dr Reiner Hagemann and Hans-Jürgen Scheel. The remuneration committee is responsible for reviewing and approving the terms and conditions of contracts between Schering AG and members of the Executive Board and the Supervisory Board.

EMPLOYEES

The annual average of employees by the Group during 1999, 2000 and 2001 was 22,430, 23,720 and 25,056, respectively. As of December 31, 2001, we employed 25,556 persons. The following tables set forth, as of December 31, 2001, a breakdown of our employees by the main category of activity and by geographic area:

Category of Activity:	Number
Administration	3,946
Research and development	4,384
Production	8,660
Marketing and sales	8,566

Geographic Areas:	Number
Europe	15,746
North America	3,356
Latin America	3,008
Japan	1,657
Asia	1,495
Africa	158
Other	136

The increase in the number of persons employed by the Group in 2001 was mainly due to increasing production output in Germany and Indonesia related to launches of various new products in 2001. In addition, the acquisition of Nanjing Xianhe Pharmaceuticals Co. Ltd., in China, contributed to the increase. We do not employ a significant number of temporary employees.

We believe that the success of the Group's businesses in an increasingly competitive environment will depend, in significant part, on our ability to attract, retain and motivate highly qualified personnel. Accordingly, we have established compensation, employee benefit, equity participation and work environment policies intended to assist in attracting, retaining and motivating highly qualified personnel:

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

  We endeavor to inform our employees regularly and systematically on matters affecting them as employees and on the financial and economic factors affecting the Group's performance.

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

Other Regions

Our employees in the United States, Latin America/Canada and Asia/Middle East Regions are generally not either represented by trade unions or employed pursuant to collective bargaining agreements. In the Japan Region, approximately half of our employees are represented by company labor unions. Labor relations in these Regions have been good and we have not experienced any material work stoppages in recent years.

SHARE OWNERSHIP

Employee Share Program

In 1999, we established a European Employee Share Program. This program covers employees of Schering AG and its European subsidiaries.

In 2001 our Employee Share Program was widened to include the United States, Canada and Japan. Within these programs the employees are offered by their employing companies Schering AG shares (or ADRs) at subsidized prices. Virtual shares are offered in those countries where the use of actual shares is hindered by local laws or transaction and depositary cost considerations. Virtual shares entitle their holders to receive the market value of the shares in cash at the end of the holding period. Certificates are not issued for virtual shares and the shares are not negotiable.

In 2002, the Employee Share Program will be further expanded to include employees in additional countries like Australia, New Zealand, Mexico and other countries.

Share Ownership by Directors

No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of the outstanding shares.

Dr Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is an affiliate of Allianz AG (which Schering AG has been informed holds approximately 12.1% of our outstanding shares). Dr Hagemann disclaims beneficial ownership of such shares.

Hermann-Josef Lamberti, a member of the Supervisory Board, is a member of the Executive Board of Deutsche Bank AG (which Schering AG has been informed holds approximately 5.7% of our outstanding shares). Mr Lamberti disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of March 12, 2002, Schering AG had an aggregate of 198,000,000 shares outstanding.

The shares are issued only in bearer form. Therefore, we are unable to determine with precision how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of May 15, 2000, approximately 7% of the shares were held in the United States. As of February 21, 2002, there were 25 registered holders of American Depositary Receipts (ADRs) under our sponsored program with JP Morgan Chase Bank. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. Of these registered holders, 25 had addresses in the United States. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 948,976 ADRs, or approximately 0.5% of the total issued shares as of March 1, 2002.

Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company (including Schering AG) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly in writing a company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

Schering AG has been informed that as of February 14, 2002, Allianz AG had direct or indirect share holdings representing approximately 12.1% of the outstanding shares. Schering AG has also been informed that as of February 12, 2002, Deutsche Bank AG (through various investment funds and other entities) beneficially owned shares representing 5.7% of the outstanding shares. Major shareholders do not have different voting rights.

To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Aventis CropScience

Schering AG presently holds a 24% ownership interest in the crop protection and crop production company Aventis CropScience, Lyon, and has entered into a Partners' Agreement with its co-shareholders Hoechst AG and Aventis S.A. We agreed (together with the majority shareholder, Aventis S.A.) in October 2001 to sell our ownership interest in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies and consents. The research cooperation between us and Aventis CropScience providing for a mutual exchange of compounds will terminate at the same time. Unless and until the sale of our shares in Aventis CropScience occurs Schering AG will continue to be a shareholder under the existing Partners' Agreement. Professor Dr Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Conseil d'Administration of Aventis CropScience Holding S.A.

Shareholders

Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm's length basis.

Directors

As of December 31, 2001, loans outstanding to a member of the Supervisory Board totaled E 35,972 and loans outstanding to members of the Executive Board totaled E 154,943. Interest on these loans is charged at an annual rate of 6%.

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

Item 8. Financial Information

LEGAL PROCEEDINGS

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. What we believe to be the most significant of these proceedings and claims are described below.

The Group's Brazilian subsidiary is a defendant in approximately 450 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine. Both managers have filed appeals.

The Group's subsidiary in Great Britain, Schering Health Care Ltd., is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Originally approximately 130 individuals had submitted claims in respect of all the manufacturers. 52 of these claims concerned Schering Health Care. After several Case Management Conferences have taken place and expert reports of all three defendants and the plaintiffs have been exchanged, several claimants have discontinued their claims.

As of December 31, 2001, 117 individual claims remained and 44 of these claims concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in Great Britain granted funding to the claimants to pursue their claims in Great Britain and Wales. All of the cases were transferred to a court in London, Great Britain. Out of a total of 117 cases seven cases have been determined by the Court as lead cases. These seven cases went to trial on March 4, 2002. The hearings are expected to last until the end of July 2002. Schering Health Care denies the allegations of the plaintiffs and intends to continue this litigation vigorously.

Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties. Currently the judge has not set trial dates for the two actions.

In connection with infringement litigation between the Group's subsidiary in the United States, Berlex Laboratories Inc. and Biogen Inc. over patents covering the manufacture of Biogen's Avonex® a settlement was reached in January 2002. The proprietary technology concerns the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and the manufacture, use and sale in the United States. The implementation of the settlement is subject to the outcome of a pending appeal. Biogen will initially pay the Group $ 20 million. Depending on the nature of the ruling of the U.S. Court of Appeals, the Group may receive a second payment of either $ 55 million or $ 230 million in return for a license to the patents. These payments will be shared with Stanford University and Chiron Corp. according to existing contractual arrangements.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2001.

Item 9. The Listing

LISTING DETAILS

Stock Price History

The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3-Key Information-Exchange-Rates" with respect to rates of exchange between the US dollar and the Deutsche Mark and the euro applicable during the periods set forth below. While Schering AG's shares are also listed on the London and Zurich stock exchanges, the trading volume of the shares outside of Germany is negligible. Therefore, providing stock price information for these trading markets would not be meaningful.

	New York Stock Exchange Price Per ADS		Frankfurt Stock Exchange Price Per Share(1)
	High	Low	High	Low
1997	($)		(E)
Annual			36.46	21.52
1998
Annual			38.77	26.59
1999
Annual			42.83	31.87
2000
First Quarter			49.67	37.40
Second Quarter			61.00	45.87
Third Quarter			74.75	56.50
Fourth Quarter	60.50	50.25	75.80	55.00
Annual	60.50	50.25	75.80	37.40
2001
First Quarter	50.38	45.70	62.00	49.03
Second Quarter	56.45	47.10	66.60	53.00
Third Quarter	55.30	43.50	62.88	46.61
September	53.00	43.50	60.14	46.61
October	56.46	49.35	62.70	52.63
November	54.60	52.05	62.90	56.47
December	55.35	51.27	62.00	56.95
Fourth Quarter	56.46	49.35	62.90	52.63
Annual	58.38	43.50	66.60	46.61
2002
January	56.36	50.24	65.55	55.69
February	59.90	55.95	69.56	64.35

(1) Share prices for periods before January 1999 reported in Deutsche Mark were converted into euro at the official fixed conversion rate of DM 1.95583 per E 1.00.

Share Capital

The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2001, there were 198,000,000 issued and outstanding shares without par value. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with JP Morgan Chase Bank. Each ADR evidences an American Depositary Share (ADS) which represents one share. On March 1, 2002, there were 948,976 issued and outstanding ADRs.

MARKETS

General

The principal trading market for the shares is the Frankfurt Stock Exchange. The shares are also listed on other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the shares are listed on the London and Zurich stock exchanges. Options on shares are traded on the German options exchange (Eurex).

ADRs, each representing one share, were listed on the New York Stock Exchange (NYSE) on October 12, 2000 and trade under the symbol "SHR".

Trading on the Frankfurt Stock Exchange

The Frankfurt Stock Exchange is operated by Deutsche Börse AG and is the most significant of the eight German stock exchanges. Trading on the floor takes place every business day between 9:00 a.m. and 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets.

On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the closing prices as well as the intraday high and low prices for all traded securities.

A computerized trading system now known as Xetra is operated by Deutsche Börse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 8:00 p.m., Central European Time, on each business day.

Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions of the Frankfurt Stock Exchange, e.g. some large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks' standard terms and conditions for securities transactions, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

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

Item 10. Additional Information

ARTICLES OF ASSOCIATION

Except for the modifications to our articles of association described in the following paragraph, incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000.

The share capital has been conditionally increased by up to E 5 million in order to issue shares with respect to stock options granted under our employee stock option plans.

MATERIAL CONTRACTS

On December 29, 1999, Schering AG entered into a Partners' Agreement with Hoechst AG and Aventis S.A. whereby Aventis CropScience was formed.

Schering AG and Aventis S.A. have agreed to sell their respective shares in Aventis CropScience Holding S.A. ("Aventis CropScience"). On October 2, 2001, Schering AG (together with its subsidiary SCIC Holdings Inc.) entered into a stock purchase agreement with Bayer AG. In consideration of the transfer of its 24% stake in Aventis CropScience, Schering will receive approximately E 1.5 billion in cash. The closing of the transaction is subject to certain conditions, including the approval by certain regulatory agencies and consents.

EXCHANGE CONTROLS

The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from or made to a non-resident corporation or individual if the payment exceeds E 2,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of E 1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

Neither German law nor our Articles of Association restrict the right of non-resident or non-German owners to hold or vote the shares.

TAXATION

German Taxation

The following discussion describes the material German tax consequences of owning shares or American Depositary Shares (ADSs). It applies to you if you are a "Non-German Holder". You are a Non-German Holder if you:

  are not a German resident for German income tax purposes; and

  do not hold shares or ADSs as part of a permanent establishment or a fixed base you maintain in Germany.

This summary is based on German law and tax and other treaties between Germany and other countries as they are in effect as of the date hereof, and is subject to changes in German law or such treaties. In particular, the corporate income tax imputation system described below and the applicable tax rates have changed as of January 1, 2001 as a result of the reform of the taxation of enterprises. This section is not a comprehensive discussion of all of the German tax consequences that may be relevant for Non-German Holders. You should consult your tax adviser regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures for the refund of German taxes withheld from dividends.

Dividends

Under German law, German corporations must withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident holders. An applicable tax treaty may reduce the rate of withholding tax on dividend distributions paid to Non-German Holders. Most tax treaties to which Germany is party, including the treaty between Germany and the United States (the "Treaty"), reduce the withholding tax rate to 15%. You would receive this reduction by applying for a refund of the difference between the tax withheld at the statutory rate of 20% and the applicable treaty rate to the German tax authorities, located at the Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. If you are entitled to benefits under the Treaty, a special refund procedure may apply, which we describe below under the heading "-Dividend refund procedure for U.S. holders".

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 20% withholding tax on dividend distributions. At this rate, the surtax amounts to 1.100% (5.5 x 20%) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

As a result, a qualifying U.S. shareholder entitled to a gross dividend of E 100 from Schering AG will, after applicable refunds of German withholding tax, receive a cash payment of E 85 (E 100 gross dividend from Schering AG minus E 15 German witholding tax [E 20 basic withholding tax on the gross dividend minus applicable Treaty refund of E 5]).

Dividend Refund Procedure For U.S. Holders

For shares and ADSs that are kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and surtax, on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. holders under the Treaty collectively to the German tax authorities on behalf of these U.S. holders. The German Federal Tax Office (Bundesamt für Finanzen) will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to you and other U.S. holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund conforms with the law within four years after making the payment to the Depositary Trust Company. Details of this collective refund procedure are available from the Depositary Trust Company.

If you are not eligible for the special refund procedure described in the preceding paragraph, you must make an individual claim for refund. Individual claims for refund are made on Form "Claim for refund of German withholding taxes on dividends and/or interest", which you must file with the German authorities at the Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. You can obtain copies of the required form from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998. The required form can be found on the internet under www.bff-online.de.

As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States federal income tax return. You can obtain IRS Form 6166 by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania. Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include your name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. You can also request that the Internal Revenue Service send the certification directly to the German tax authorities. If you do not make such a request, the Internal Revenue Service will send a certificate on IRS Form 6166 to you, and you must submit the certification with its claim for refund.

Capital Gains

Under German domestic tax law, capital gains you derive from the sale or other disposition of shares or ADSs are subject to tax in Germany only if you have held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of Schering AG at any time during the five-year period immediately preceding the disposition. Most German tax treaties, including the Treaty, provide that Non-German Holders are not subject to German tax even in that case.

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

  tax-exempt entities;

  certain insurance companies;

  broker-dealers;

  traders in securities that elect to mark to market;

investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Schering AG, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  investors whose functional currency is not the US dollar.

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

  a citizen or resident of the United States;

  a United States corporation or other entity taxable as a corporation in the United States;

  an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Subject to certain limitations, you may credit against your United States federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you will be treated as paying German withholding taxes of E 15 on every E 100 of gross dividend paid by Schering AG (E 15 basic German withholding tax after applicable E 5 refund). If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

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

Backup Withholding And Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at a rate that is currently 30% if you are a non-corporate United States person and, you:

  fail to provide an accurate taxpayer identification number;

  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

  in certain circumstances, fail to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8BEN, W-8ECI or W-9.

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

DOCUMENTS ON DISPLAY

Schering AG is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by Schering AG, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. The ADRs are traded on the New York Stock Exchange, and the materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Due to our global business and existing current assets, we are exposed to various market risks (i.e., the risk of loss arising from adverse changes in market rates and prices). Our principal market risks are:

  foreign exchange-rates, generating translation and transaction gains and losses.

  interest rate and other risks related to financial assets and liabilities.

  equity price risks relating to the equity securities we hold of certain of our collaboration partners.

Our central treasury function located at Schering AG's headquarters is responsible for market risk management. The Schering AG central treasury enters into virtually all derivatives contracts utilized by the Group. Derivative instruments are used only for non-trading purposes such as hedging. Subsidiaries are permitted to enter into derivative contracts only in exceptional situations after obtaining the prior consent of Schering AG central treasury.

Risk management transactions are executed within the common framework of limits, segregation of duties, and position and result reporting by an experienced staff with selected banks with a minimum long-term rating of "A". The positions are valued mark-to-market on a regular (mainly daily) basis.

The risks involved with cash and derivative positions in foreign exchange and asset- liability risk management are measured and limited with an in-house risk management system based on historical simulation. The simulation system calculates the worst case results for given single positions and whole portfolios within the last ten years. The time bracket to calculate the worst case adverse market movements can be flexibly determined and is normally set to one- month and one-year periods.

FOREIGN EXCHANGE RISK MANAGEMENT

Approximately 62% of our net sales in 2001 were made in currencies other than the euro, including the US dollar, the Japanese yen, the British pound sterling and the Brazilian real. See "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources- Foreign Currency" for information on the range of currencies in which we made sales in 1999, 2000 and 2001. We therefore face considerable foreign exchange risks regarding our balance- sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2001, the maximum term of our foreign exchange contracts was less than eight months.

Hedges for Balance-Sheet Exposure

The following table sets forth, as of December 31, 2001, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:

Foreign Currency Forward Exchange Agreements
		Exchange Rate	Contract Amount Buy (Sell)	Fair Value
Currency Pairs		(E million)
British pound	euro	0.6215	6.2	0.1
British pound	euro	0.6269	(43.1)	(1.3)
Canadian dollar	euro	1.4030	(1.6)	0.0
Japanese yen	euro	111.67	(277.9)	9.1
Mexican peso	euro	8.2655	(8.0)	(0.2)
South African rand	euro	10.2580	(3.8)	0.1
Swedish krona	euro	9.4339	1.5	0.0
Swedish krona	euro	9.4016	(4.3)	0.0
Swiss franc	euro	1.4720	2.2	0.0
Swiss franc	euro	1.4720	(15.0)	0.1
Thailand bath	euro	39.29	(6.1)	(0.1)
US dollar	euro	0.8933	5.0	0.1
US dollar	euro	0.8881	(313.3)	(2.4)
US dollar	Thailand bath	44.77	0.1	0.0
US dollar	Indonesia rupiah	10260	8.8	0.1
US dollar	South Korean won	1332	13.5	(0.1)

Hedges for Anticipated Exposure

The following table sets forth, as of December 31, 2001, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:

Foreign Currency Forward Exchange Agreements
	Exchange Rate	Contract Amount Buy (Sell)	Fair Value
Currency Pairs		(E million)
Australian dollar	euro	1.7276	(26.3)	0.0
British pound	euro	0.6094	16.8	0.0
British pound	euro	0.6198	(94.1)	(1.7)
Canadian dollar	euro	1.4030	2.6	0.0
Canadian dollar	euro	1.4030	(14.4)	0.0
Japanese yen	euro	112.19	(160.0)	4.5
Mexican peso	euro	8.2655	(46.2)	(1.1)
South African rand	euro	10.2580	6.9	(0.1)
South African rand	euro	10.2580	6.9	0.1
Swedish krona .	euro	9.4339	(23.6)	(0.3)
Swiss franc	euro	1.4648	2.9	0.0
Swiss franc	euro	1.4725	(38.2)	0.3
Thailand baht	euro	39.29	7.4	(0.1)
US dollar	euro	0.8978	60.5	1.1
US dollar	euro	0.8927	(267.1)	(3.4)

Foreign Currency Option Contracts
	Option Type	Strike Price	Contract Amount	Fair Value
Currency Pairs			(E million)
Japanese yen/euro	long put	110.00	34.7	1.9
Japanese yen/euro	long put	108.00	17.3	1.2
US dollar/euro	long put	0.8815	34.0	0.3

2001 Compared to 2000

The foreign currency hedge for our balance-sheet exposure increased from a total nominal amount E 663 million as of December 31, 2000 to E 680 million as of December 2001.

The foreign currency hedge for our anticipated exposure increased from E 455 million as of December 31, 2000 to E 681 million as of December 31, 2001. The primary reason for this increase was the higher exposure volume due to increased business activities.

ASSET-LIABILITY RISK MANAGEMENT

Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2001, our cash and securities classified as current assets amounted to E 295 million. Our short-term cash deposits are mainly euro denominated. Our total bank liabilities as of December 31, 2001 amounted to E 233 million. These liabilities are mostly short-term liabilities (maturity of less than one year) and are principally denominated in the local currencies of the group companies.

As of December 31, 2001, our positive net cash position (which we define as marketable securities and cash and cash equivalents less liabilities to banks) was E 62 million. These assets are invested in order to achieve a high rate of return within defined risk limits. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short- term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "-Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2001.

Assets and Liabilities
	2002	2003	2004	2005	2006	There- after	Total	Fair Value
Euro:	(E million)
Fixed income
Cash/Deposits	198						198	198
Average yield (%)	3.3						3.3
Fixed income securities	2	57	15	4	5	16	98	91
Average yield (%)	3.3	16.2	8.4	4.2	26.0	17.8	14.5
Liabilities	(203)					(30)	(233)	(233)
Average yield (%)	3.4					8.1	4.0
Other:
Equity securities (mainly E)								6

Derivative Positions
	2002	2003	2004	2005	2006	There- after	Total	Fair Value
Euro:	(E million)
Fixed income
German Bund Futures						(3)	(3)	0
Yield (%)						4.9	4.9
German Bobl Futures						(21)	(21)	0
Yield (%) .						4.4	4.4
Forward starting swap (starting 2010)						25	25	1
Yield (%) (receive fixed rate)						6.0	6.0
Japanese yen:
Japanese government bond futures						11	11	0
Yield (%)						1.4	1.4
British pound:
Forward starting swap (starting 2010)						24	24	(1)
Yield (%) (pay fixed rate)						4.8	4.8
Other:
Long call on equity index (EuroStoxx50)	20						20	0
Short call on equity index (EuroStoxx50)	20						20	0
Short put on equity index (EuroStoxx50)	20						20	(1)

2001 Compared to 2000

Our net cash position as described above decreased by E 356 million to E 62 million at December 2001 from E 418 million at December 31, 2000. The decrease is mainly due to the transfer of assets (E 300 million) into the "Schering Altersversorgung Treuhand Verein" (Schering Pension Trust).

EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately E 70 million as of December 31, 2001. The market value of certain of these equity investments has fluctuated significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments. In 2001, we have recognized impairment charges of E 32 million for these equity investments.

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

Item 18. Financial Statements

See our Consolidated Financial Statements beginning at F-1.

Item 19. Exhibits

1.1	Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language translation thereof).

2.1	Form of Deposit Agreement among Schering Aktiengesellschaft, JP Morgan Chase Bank, as depositary, and the holders from time to time of American Depositary Receipts.*

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request.

4.1	Partners' Agreement dated as of December 29, 1999, among Hoechst AG, Aventis S.A., and Schering AG.*

4.2	Stock Purchase Agreement dated as of October 2, 2001, among Schering Aktiengesellschaft, SCIC Holdings LLC and Bayer AG.**

4.3	Summary of Employment Arrangements between Schering AG and Dr Hubertus Erlen.

8.1	Subsidiaries of Schering Aktiengesellschaft.*

(* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000

** Confidential treatment requested. Incorporated by reference to Form 6-K Report for Schering Aktiengesellschaft filed with the Securities and Exchange Commission on March 13, 2002)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ KLAUS POHLE

Name: Klaus Pohle

Title:   Vice Chairman of the Executive Board

Date: March 13, 2002

SCHERING AG

Report of Independent Accountants

We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2001 and 2000, and the consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ending December 31, 2001, and the notes to the Consolidated Financial Statements. These Consolidated Financial Statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion based on our audit as to whether these Consolidated Financial Statements comply with International Accounting Standards (IAS).

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Schering AG as of December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with IAS.

Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 2001, 2000 and 1999 and net income for each of the years in the three-year period ended December 31, 2001 to the extent summarized in notes (35) and (36) to the Consolidated Financial Statements.

Berlin, Germany	BDO Deutsche Warentreuhand
February 25, 2002	Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
	Dyckerhoff	Schulz
	Wirtschaftsprüfer	Wirtschaftsprüfer

BDO International GmbH
Wirtschaftsprüfungsgesellschaft
	Dyckerhoff	Braasch
	Wirtschaftsprüfer	Wirtschaftsprüfer

SCHERING AG

CONSOLIDATED INCOME STATEMENTS

for the Years Ended December 31, (in millions except per share data)

	See Notes	2001	2001	2000	1999
		$(1)	E	E	E
Net sales		4,310	4,842	4,493	3,674
Cost of sales		(1,082)	(1,215)	(1,089)	(902)
Gross profit		3,228	3,627	3,404	2,772
Marketing and selling costs		(1,425)	(1,601)	(1,498)	(1,165)
Engineering and administration costs	(6)	(467)	(525)	(456)	(367)
Research and development costs		(769)	(864)	(811)	(684)
Other operating income	(7)	310	348	300	334
Other operating expenses	(8)	(282)	(317)	(299)	(354)
Operating profit		595	668	640	536
Financial result	(9)	26	30	(5)	(77)
Profit on ordinary activities		621	698	635	459
Taxes on profit	(10)	(240)	(270)	(290)	(181)
Income before minority interests		381	428	345	278
Minority interests		(9)	(10)	(9)	(6)
Net income		372	418	336	272
EARNINGS PER SHARE (basic) (2)	(11)	1.88	2.11	1.70	1.35
EARNINGS PER SHARE (diluted) (2)(3)	(11)	1.87	2.10	1.68	1.35

(1) The 2001 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.8901 to E 1.00, the noon buying rate on December 31, 2001

(2) Figures for 1999 adjusted because of a 1:3 share split

(3) Diluted by stock options issued as part of Long-Term Incentive Plans for employees

The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG

CONSOLIDATED BALANCE SHEETS

as of December 31,

	See Notes	2001	2001	2000
		$ million(1)	E million	E million
ASSETS
Intangible assets	(13)	582	654	501
Property, plant and equipment	(14)	1,122	1,260	1,201
Financial assets	(15)	593	666	543
Fixed assets		2,297	2,580	2,245
Inventories	(16)	784	881	779
Trade receivables	(17)	950	1,067	987
Other receivables and other assets	(18)	391	440	543
Marketable securities	(19)	92	103	378
Cash and cash equivalents		171	192	274
Other non-current and current assets		2,388	2,683	2,961
TOTAL ASSETS		4,685	5,263	5,206
SHAREHOLDERS' EQUITY AND LIABILITIES
Issued capital (198,000,000 shares outstanding in 2001 and 2000)(2)		176	198	198
Share premium account		294	330	330
Paid-up capital of Schering AG	(20)	470	528	528
Retained earnings	(21)	1,805	2,028	1,769
Shareholders' equity		2,275	2,556	2,297
Minority interests		14	15	92
Provisions for pensions and similar obligations	(22)	921	1,035	1,278
Other provisions	(23)	674	757	722
Provisions		1,595	1,792	2,000
Liabilities to banks		207	233	234
Other liabilities		594	667	583
Liabilities	(24)	801	900	817
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,685	5,263	5,206

(1) The 2001 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.8901 to E 1.00, the noon buying rate on December 31, 2001.

(2) Shares outstanding on December 31, 2000 include 170,000 treasury shares; these shares were sold to employees in 2001; employees were entitled to receive the dividend for fiscal year 2000. Conditionally authorized capital: E 17 million.

The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG

CONSOLIDATED CASH FLOW STATEMENTS

for the Years Ended December 31,

	See Notes	2001	2001	2000	1999
		$ million (1)	E million	E million	E million
Income before minority interests		381	428	345	278
Depreciation of fixed assets		255	286	239	216
Increase in long-term provisions		54	61	45	50
Other non-cash expenses and income(2)		(97)	(109)	47	86
Result from disposal of fixed assets(2)		(12)	(13)	(31)	1
Cash flows before working capital changes		581	653	645	631
Change in inventories and receivables		(64)	(72)	(231)	(218)
Change in liabilities and provisions (other than long-term)		79	89	51	(138)
Cash flows from operating activities	(27)	596	670	465	275
Purchase of fixed assets(2)		(345)	(388)	(292)	(290)
Proceeds from sale of fixed assets(2)		37	42	82	23
Purchase and sale of marketable securities		267	300	190	132
Cash flow on acquisition of business net of cash acquired(2)		(152)	(171)	(99)	(126)
Cash flows used in investing activities	(28)	(193)	(217)	(119)	(261)
Dividends paid		(176)	(198)	(165)	(91)
Purchase of treasury shares		—	—	—	(183)
Change in financial liabilities		(33)	(37)	(7)	(9)
Funding of "Schering Pension Trust"		(267)	(300)	—	—
Cash flows used in financing activities		(476)	(535)	(172)	(283)
Net change in cash and cash equivalents		(73)	(82)	174	(269)
Effects of exchange-rate movements on cash and cash equivalents		0	0	(2)	4
Cash and cash equivalents at January 1		244	274	102	367
Cash and cash equivalents at December 31	(26)	171	192	274	102

(1) The 2001 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.8901 to E 1.00, the noon buying rate on December 31, 2001

(2) Figures for 1999 adjusted following reclassification

The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the Years Ended December 31,

	Paid-up capital of Schering AG		Retained earnings				Total equity
				Accumulated other comprehensive income
	Issued capital	Share premium account	Other retained earnings(1)	Currency translation adjustment	Derivative hedging instruments	Available- for-sale securities
	E million
January 1, 1999	173	352	1,509	(24)	—	—	2,010
Dividend payment	—	—	(91)	—	—	—	(91)
Purchase of treasury shares	(4)	4	(183)	—	—	—	(183)
Increase in legal capital	3	—	(3)	—	—	—	—
Net income	—	—	272	—	—	—	272
Translation adjustments	—	—	—	90	—	—	90
December 31, 1999	172	356	1,504	66	—	—	2,098
Dividend payment	—	—	(165)	—	—	—	(165)
Increase in legal capital	26	(26)	—	—	—	—	—
Net income	—	—	336	—	—	—	336
Translation adjustments	—	—	—	28	—	—	28
December 31, 2000	198	330	1,675	94	—	—	2,297
First-time application of IAS 39	—	—	—	—	7	89	96
Changes in fair value	—	—	—	—	(2)	(59)	(61)
Realized gains	—	—	—	—	(1)	(2)	(3)
Translation adjustments	—	—	—	7	—	—	7
Other comprehensive income	—	—	—	7	4	28	39
Net income	—	—	418	—	—	—	418
Dividend payment	—	—	(198)	—	—	—	(198)
December 31, 2001	198	330	1,895	101	4	28	2,556

(1) Includes reserve for own shares (figures for previous years adjusted) December 31, 1998: 0 December 31, 1999: 2 December 31, 2000: 5

The accompanying notes are an integral part of these Consolidated Financial Statements

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General principles

The Consolidated Financial Statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board (IASB). New standards established by the IASB are adopted at the required adoption date. As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". According to this Standard, financial instruments are generally accounted for at fair value. The adoption of IAS 39 had no material effect on our net income. The effects on disclosure are described in note (4) under Financial assets, Marketable securities and Derivative financial instruments.

IAS 40 "Investment Property" introduces a fair-value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost-model alternative.

Material deviations from the German Commercial Code result from the fair-value accounting of financial instruments, from the recognition of internally generated software and from the transfer of plan assets and pension obligations into a pension trust.

(2) Companies included in the Consolidated Financial Statements

The Consolidated Financial Statements include, in addition to Schering AG, all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).

There are 33 domestic companies and 104 foreign companies included in the Consolidated Financial Statements. 11 companies were consolidated for the first time in 2001. We increased our interest in the French radiopharmaceuticals company CIS bio international from 60% to 100% and our interest in the Jenapharm Group from 74.9% to 100%. Two special funds were transferred in December 2001 to the newly founded Schering Altersversorgung Treuhand Verein ("Schering Pension Trust"). The realization of fair values increased net income by E 8m net of tax.

We reduced our 100% ownership interest in metaGen Pharmaceuticals GmbH to 43% by admission of further shareholders, resulting in a profit of E 19m. Five companies are no longer consolidated because of mergers; the effect is not material and comparability with the previous years is not affected.

Joint ventures are consolidated proportionately. Associated companies - investments where we have the ability to exercise significant influence - are accounted for using the equity method.

The principal companies included in the Consolidated Financial Statements are listed in note (32). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(3) Consolidation principles

Investments in subsidiaries are consolidated by offsetting the Group's acquisition costs against its portion of shareholders' equity at the date of acquisition or first-time consolidation. Differences between acquisition costs and shareholders' equity are allocated to identifiable assets and liabilities. Any excess of the acquisition costs over the fair value of net assets acquired is capitalized as goodwill. Any excess of the fair values of net assets over acquisition costs is - after deducting the fair values of intangible assets - recognized as negative goodwill and offset against other goodwills. Differences in respect of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are conformed to the Group's valuation and accounting policies set out below.

Inter-company profits and losses, sales, income and expenses, receivables and liabilities between companies included in the Consolidated Financial Statements are eliminated. Inter- company profits with joint ventures and associated companies are eliminated to the extent of our ownership interest.

(4) Valuation and accounting policies

Intangible assets

Goodwill is capitalized and amortized on a straight-line basis over periods of up to 15 years. In determining the economic useful life of goodwill, the Group considers contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in Other operating expenses. Negative goodwill arising on acquisitions is recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable/amortizable assets under Other operating income. Other intangible assets are valued at acquisition cost, internally generated software at production cost, less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is included in the expenses of the respective consuming functions.

Property, plant and equipment

Property, plant and equipment are valued at cost less accumulated depreciation based on normal wear and tear. The production cost of self-manufactured assets includes, in addition to direct costs, an allocation of production overhead and depreciation. Grants by third parties reduce the purchase price or production cost. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Buildings are depreciated on a straight- line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Assets used for the production of active ingredients and intermediate products are depreciated using an accelerated method due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment of Intangible assets and Property, plant and equipment

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

Financial assets

Investments and long-term securities are accounted for at fair value, if available. Unrealized gains and losses resulting from changes in fair values are excluded from earnings and are recognized net of deferred taxes as a separate component in equity. Changes in fair values are realized in income if the financial asset is disposed of or if it is determined to be impaired. Prior to January 1, 2001, financial assets were accounted for at amortized acquisition costs; the difference between fair values, adjusted for deferred taxes, and amortized acquisition costs existing as at December 31, 2000, was recognized at January 1, 2001, in equity. Investments in associates are accounted for using the equity method, and therefore are valued at cost plus or minus amortization of goodwill, profit distributions, and the retained profits or losses of the company concerned. Our share in Other comprehensive income is considered proportionately. Loans are valued at amortized costs; interest-free loans and loans at below-market interest rates are shown at their discounted cash value.

Inventories

Inventories are valued at the lower of purchase/production cost and net realizable value. Inventory costs are determined using the weighted average cost method. Production costs include direct costs, factory overheads and depreciation. In addition, cost of sales includes expenses relating to unutilized capacity. Allowances are provided for slow moving and obsolete inventory.

Accounts receivable and bills of exchange

Accounts receivable and bills of exchange are reflected net of an allowance for doubtful accounts.

Marketable securities

Marketable securities are valued by using the same principles applicable to the valuation of long-term securities.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method, which considers future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. If they exceed 10% of the obligation, actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following assumptions were used in calculating the pension liabilities (weighted average figures for foreign plans):

	German Plans			Other Plans
Assumptions	2001	2000	1999	2001	2000	1999
Discount rate	6.0%	6.5%	6.5%	5.0%	5.5%	5.7%
Increase in salaries	3.0%	3.0%	3.0%	4.1%	4.5%	4.2%
Increase in pensions	1.5%	1.5%	1.5%	0.7%	0.7%	0.7%
Expected return on plan assets	7.0%	n.a.	n.a.	6.2%	6.3%	6.5%

The defined benefit obligation for German plans is based on Prof. Dr Klaus Heubeck's biometric calculation tables 1998.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets ("Funded status") and considering unrecognized actuarial gains/losses.

As of January 1, 1999, we adopted IAS 19 "Employee Benefits" (revised 2000). Under this standard, actuarial assumptions reflect market expectations at the balance-sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

Other provisions

Other provisions are recognized when it is probable that a liability has been incurred and a reasonable estimate of the amount can be made. Long-term provisions are reported at their discounted value.

Derivative financial instruments

Derivative financial instruments are measured at fair value, regardless of the purpose for holding them. Since January 1, 2001, deferred gains and losses, resulting from hedging of anticipated sales and expenses, are recognized directly in Retained earnings.

Before January 1, 2001, these gains and losses were accounted for under Other receivables and other assets and Other provisions respectively.

Commitments and contingencies

Commitments and contingencies as of December 31, 2001, that have not been recognized in the balance sheet are described in note (30).

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Other valuation policies

Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed, and the amount of future returns can be reasonably estimated.

Product returns are accepted as a matter of contract or as a matter of practice. In the reported periods, product returns were insignificant. Sales rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes and goods and service taxes, are excluded from net sales. Costs for research and development are charged to expenses as incurred.

Income taxes are deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their associated tax bases. Deferred taxes related to consolidation adjustments and tax loss carry forwards are calculated according to the same principle. Deferred taxes are based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates affect mainly provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.

(5) Currency translation

Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance-sheet date, unless hedged by forward transactions, in which case they are valued at the forward rate.

Translation of the financial statements of Group companies located outside the European Monetary Union is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group's share of the equity of foreign associated companies, are translated at the exchange rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the year. Goodwill arising on the acquisition of an entity located outside the European Monetary Union and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such entity are treated as assets and liabilities of that entity and translated at the exchange rate on the balance-sheet date. Exchange-rate differences are recognized directly in Retained earnings.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:

	Balance-sheet rate (E)			Annual average rate (E)
	2001	2000	1999	2001	2000	1999
1 US dollar	1.13	1.07	1.00	1.12	1.09	0.95
1 pound sterling	1.64	1.60	1.61	1.62	1.65	1.53
1 Brazilian real	0.49	0.55	0.55	0.48	0.59	0.51
100 Japanese yen	0.87	0.94	0.97	0.92	1.01	0.84

B. NOTES TO THE CONSOLIDATED INCOME STATEMENTS

(6) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to production costs), training, and administration such as data processing, purchasing and accounting.

(7) Other operating income

	2001	2000	1999
	E m	E m	E m
Income from foreign exchange-rate hedges and monetary transactions	113	62	100
License and commission income	33	36	30
Income from providing services to third parties	45	65	73
Income from reversal of provisions	25	47	66
Other	132	90	65
	348	300	334

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as income from other services provided to third parties. The related costs are included in Other operating expenses. The item Other includes a reimbursement of E 22m relating to the settlement of a case of patent-infringement litigation.

(8) Other operating expenses

	2001	2000	1999
	E m	E m	E m
Expenses from foreign exchange-rate hedges and monetary transactions	137	110	149
Amortization of goodwill	40	38	32
Costs of providing services to third parties	38	62	51
Other	102	89	122
	317	299	354

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(9) Financial result

	2001	2000	1999
	E m	E m	E m
Net income from investments
Result from investments in associates	84	(57)	(59)
Impairment of investments	(32)	0	0
Income from disposal of investments	10	56	—
	62	(1)	(59)
Interest result
Income from long-term securities and loans	2	2	2
Interest receivable and similar income	36	40	69
Interest payable and similar charges	(7)	(15)	(20)
Net interest	31	27	51
Interest costs included in additions to provisions for pensions	(76)	(73)	(69)
	(45)	(46)	(18)
Other financial result
Depreciation on loans and marketable securities	(12)	(4)	(21)
Other financial income	71	60	28
Other financial expenses	(46)	(14)	(7)
	13	42	0
Financial result	30	(5)	(77)

The Result from investments in associates includes a profit of E 85m from our ownership interest in Aventis CropScience, Lyon (2000: loss of E 59m; 1999: loss of E 60m). As of January 1, 2000, the agribusiness of Rhône-Poulenc and AgrEvo, a joint venture of Schering and Hoechst, have been contributed to Aventis CropScience. Schering AG Group received a 24% share in Aventis CropScience in exchange for the Group's 40% share in AgrEvo GmbH. The profit includes goodwill amortization of E 24m (2000: E 24m; 1999: E 28m).

Impairment of investments in 2001 is related to impairment charges on shares in companies in the United States.

Income from disposal of investments in 2000 principally relates to the sale of shares in public companies in the United States.

Other financial income and Other financial expenses include gains and losses from the sale of marketable securities and gains and losses from interest-rate derivative transactions. Other financial expenses include losses of E 13m from exchange-rate fluctuation caused by the monetary crisis in Argentina.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(10) Taxes on profit

Income before taxes is as follows:

	2001	2000	1999
	E m	E m	E m
Domestic	336	314	234
Foreign	362	321	225
Total	698	635	459

The respective tax expenses are:

	2001	2000	1999
	E m	E m	E m
Domestic	(125)	(156)	(111)
Foreign	(145)	(134)	(70)
Total	(270)	(290)	(181)

Compared to 2000, the statutory tax rate applicable to Schering AG declined to 39.1% (2000: 52.2%). The reconciliation of notional tax expenses based on the statutory tax rate to tax expenses at the effective tax rate is as follows:

	2001	2000	1999
	E m	E m	E m
Income before taxes	698	635	459
Notional tax expenses (at the statutory rate applicable to Schering AG)	(273)	(331)	(239)
Tax reduction relating to proposed dividend payments	—	42	35
	(273)	(289)	(204)
Tax effect of non-deductible expenses and tax-free receipts	(16)	(5)	(12)
Taxes relating to previous periods	(17)	0	0
Tax effect of recognizing income from associates net of tax	33	(30)	(29)
Effects of lower tax rates abroad	3	49	64
Deferred tax expenses from applying reduced tax rates reflecting German tax reform	0	(15)	—
Tax expenses	(270)	(290)	(181)
Tax rate	38.7%	45.7%	39.4%
Current tax expenses	(332)	(217)	(199)
Deferred tax income/expenses	62	(73)	18
Tax expenses	(270)	(290)	(181)

Due to the German tax reform, the proposed dividend payment of E 164m for the fiscal year 2001 will reduce the tax liabilitiy for fiscal 2002 by E 27m. Furthermore, unused tax credits may be used for at least two additional comparable dividend payments.

The utilization of tax loss carry forwards reduced tax expenses in 2001 by E 4m (2000: E 2m; 1999: E 1m). Deferred tax assets of E 9m were recognized at December 31, 2001, relating to tax loss carry forwards (December 31, 2000: E 11m). At December 31, 2001, unrecognized tax loss carry forwards totaled E 23m (December 31, 2000: E 34m). Of these amounts, E 3m has no expiration date, while the remainder will expire within five years.

The deferred tax assets and liabilities relate to the following balance-sheet items:

	December 31, 2001		December 31, 2000
	Assets	Liabilities	Assets	Liabilities
	E m	E m	E m	E m
Property, plant and equipment and Intangible assets	7	94	2	94
Inventories	33	(43)	13	(39)
Provisions for pensions	21	(19)	21	(26)
Other provisions	49	(21)	41	(33)
Other	54	38	43	54
	164	49	120	50

The item Other includes deferred tax assets relating to tax loss carry forwards. Furthermore, it includes deferred tax liabilities of E 14m which relate to items credited directly to equity; thereof, E 11m was offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not established for withholding tax on retained earnings of foreign subsidiaries because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled E 645m. If such earnings were distributed, withholding tax of E 38m would be due based on tax rates in effect at the balance-sheet date.

(11) Earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding.

	2001	2000	1999
Net income (E m)	418	336	272
Weighted average number of shares outstanding	198,000,000	198,000,000	201,064,245
Basic earnings per share (E)	2.11	1.70	1.35

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. The Group's stock option plans represent a potential dilution in the earnings per share.

The plans grant Schering AG share options to management in leading positions. Whether the options can be exercised depends on certain performance criteria relating to the Schering AG share price which are laid down in the stock option plans [see note (34)].

	2001	2000	1999
Net income (E m)	418	336	272
Weighted average number of shares outstanding	198,000,000	198,000,000	201,064,245
Adjustment for potential dilutive shares	926,418	1,586,700	165,690
Weighted average number of shares (including potential dilutive shares)	198,926,418	199,586,700	201,229,935
Diluted earnings per share (E)	2.10	1.68	1.35

The terms of the stock option plans reserve Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(12) Personnel costs/employees

	2001	2000	1999
Personnel costs (E m)
Wages and salaries	1,240	1,149	923
Social security and social levies	221	209	173
	1,461	1,358	1,096
Pensions	70	64	64
	1,531	1,422	1,160
Number of employees (annual average)
Production	8,564	8,056	7,738
Marketing and selling	8,404	7,848	7,242
Research and development	4,302	4,171	3,968
Engineering and administration	3,786	3,645	3,482
	25,056	23,720	22,430

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS

(13) Intangible assets

	Internally generated software	Patents, licenses, trademarks and similar assets	Goodwill	Negative goodwill	Total
	E m	E m	E m	E m	E m
Cost
January 1, 2000	—	115	506	—	621
Change in consolidated companies	—	40	8	—	48
Additions	13	58	4	(13)	62
Disposals	—	(5)	—	—	(5)
Translation adjustments	0	0	7	—	7
December 31, 2000	13	208	525	(13)	733
Change in consolidated companies	—	37	(1)	—	36
Additions	20	125	63	(14)	194
Disposals	(2)	(8)	—	—	(10)
Transfers	1	1	(2)	—	0
Translation adjustments	(1)	2	6	—	7
December 31, 2001	31	365	591	(27)	960
Accumulated depreciation and reversals
January 1, 2000	—	55	112	—	167
Change in consolidated companies	—	5	4	—	9
Additions	0	23	38	(1)	60
Disposals	—	(4)	—	—	(4)
Translation adjustments	—	0	0	—	0
December 31, 2000	0	79	154	(1)	232
Change in consolidated companies	—	0	—	—	0
Additions	2	39	40	(3)	78
Disposals	0	(5)	—	—	(5)
Transfers	—	0	0	—	0
Translation adjustments	0	1	0	—	1
December 31, 2001	2	114	194	(4)	306
Book values as at December 31, 2000	13	129	371	(12)	501
Book values as at December 31, 2001	29	251	397	(23)	654

Additions to patents, licenses, trademarks and similar assets in 2001 mainly relate to the purchase of the rights in Refludan® from Aventis S.A. Acquired rights resulting from the acquisition of the remaining 25.1% interest in the Jenapharm Group are reported under Change in consolidated companies. Additions to goodwill relate primarily to the acquisition of the remaining 25.1% interest in the Jenapharm Group. The increase in negative goodwill results from the acquisition of the remaining 40% interest in the French radiopharmaceuticals company CIS bio international.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(14) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
	E m	E m	E m	E m	E m
Cost
January 1, 2000	1,307	1,157	676	39	3,179
Change in consolidated companies	76	87	21	1	185
Additions	14	28	72	70	184
Disposals	(14)	(34)	(55)	(1)	(104)
Transfers	18	13	15	(46)	0
Translation adjustments	8	2	6	1	17
December 31, 2000	1,409	1,253	735	64	3,461
Change in consolidated companies	39	(2)	(2)	0	35
Additions	21	53	78	77	229
Disposals	(28)	(45)	(56)	(3)	(132)
Transfers	16	15	20	(51)	0
Translation adjustments	(2)	0	2	(1)	(1)
December 31, 2001	1,455	1,274	777	86	3,592
Accumulated depreciation
January 1, 2000	638	920	498	—	2,056
Change in consolidated companies	32	68	16	—	116
Additions	42	62	74	—	178
Disposals	(11)	(33)	(51)	—	(95)
Reversal of impairments	(2)	(1)	—	—	(3)
Transfers	—	—	—	—	—
Translation adjustments	2	1	5	—	8
December 31, 2000	701	1,017	542	—	2,260
Change in consolidated companies	7	(1)	(2)	—	4
Additions	47	54	75	—	176
Disposals	(14)	(39)	(51)	—	(104)
Reversal of impairments	(2)	(1)	0	—	(3)
Transfers	0	0	0	—	0
Translation adjustments	(3)	0	2	—	(1)
December 31, 2001	736	1,030	566	—	2,332
Book values as at December 31, 2000	708	236	193	64	1,201
Book values as at December 31, 2001	719	244	211	86	1,260

Additions to Property, plant and equipment rose by 24% to E 229m in 2001. 54% of this expenditure related to Germany, 17% to other countries of the European Union, 12% to the USA, and 3% to Japan. 20% of capital expenditure was related to research and development, and 56% to production, quality assurance and environmental protection. 24% was allocated to marketing and selling and other functions.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(15) Financial assets

	Investments in associates	Other investments	Long-term securities	Sundry loans	Total
	E m	E m	E m	E m	E m
Cost
January 1, 2000	558	66	2	47	673
Change in consolidated companies	—	2	—	2	4
Additions	5	29	—	4	38
Disposals	(5)	(23)	—	(10)	(38)
Translation adjustments	8	5	—	1	14
December 31, 2000	566	79	2	44	691
Change in consolidated companies	—	0	—	—	0
Additions	27	2	2	7	38
Disposals	(5)	0	(1)	(10)	(16)
Changes in fair value	8	30	—	0	38
Translation adjustments	5	4	—	0	9
December 31, 2001	601	115	3	41	760
Accumulated depreciation
January 1, 2000	67	14	0	11	92
Change in consolidated companies	—	—	—	—	—
Additions	62	—	—	1	63
Disposals	—	(7)	—	(2)	(9)
Translation adjustments	—	2	—	0	2
December 31, 2000	129	9	0	10	148
Change in consolidated companies	—	—	—	—	—
Additions	1	32	—	0	33
Disposals	—	—	0	(2)	(2)
Reversal of impairments	(85)	—	—	(1)	(86)
Translation adjustments	—	1	—	0	1
December 31, 2001	45	42	0	7	94
Book values as at December 31, 2000	437	70	2	34	543
Book values as at December 31, 2001	556	73	3	34	666

Additions to Investments in associates in 2001, relate to our 43% investment in metaGen Pharmaceuticals GmbH amounting to E 19m; in 2000, our interest in metaGen Pharmaceuticals GmbH had been 100%.

Reversal of impairments comprises our share in the profit of Aventis CropScience. In 2000, our share in the loss of Aventis CropScience amounting to E 59m was included in Additions to Accumulated depreciation.

Accounting for marketable investments at fair value resulted in unrealized gains amounting to E 30m before taxes, which were recognized directly in Other comprehensive income, after accounting for deferred taxes.

Other investments which were considered to be impaired resulted in impairment charges of E 32m. Disposals of investments in associates relate to dividend payments.

Sundry loans include E 29m (December 31, 2000: E 30m) in loans to employees.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Development of book values of Investments in associated companies:

	Aventis CropScience	Other associated companies	Total
	E m	E m	E m
January 1, 2000	466	25	491
Profit/loss shares (1)	(59)	2	(57)
Dividend payments	0	(5)	(5)
Translation adjustments	7	1	8
December 31, 2000	414	23	437
Profit/loss shares(1)	85	(1)	84
Dividend payments	0	(5)	(5)
Additions	0	27	27
Changes in fair value	8	0	8
Translation adjustments	5	0	5
December 31, 2001	512	44	556

(1) after deduction of goodwill amortization.

(16) Inventories

	Dec. 31, 2001	Dec. 31, 2000
	E m	E m
Raw materials and supplies	183	154
Work in process	362	316
Finished goods and goods for resale	331	307
Payments on account	5	2
	881	779

Inventories at December 31, 2001, include E 32m carried at net realizable values that are lower than their purchase or production costs (December 31, 2000: E 28m).

(17) Trade receivables

Trade receivables at December 31, 2001, include E 14m with a remaining term of more than one year (December 31, 2000: E 14m). Allowances for doubtful accounts on trade receivables as of December 31, 2001, were E 24m (December 31, 2000: E 28m).

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(18) Other receivables and other assets

	Dec. 31, 2001	Dec. 31, 2000
	E m	E m
Loans to companies in which an equity interest is held	2	7
Current tax assets	71	166
Deferred tax assets	164	120
Sundry assets	203	250
	440	543

Other receivables and other assets include E 150m with a remaining term of more than one year (December 31, 2000: E 130m).

(19) Marketable securities

As of January 1, 2001, marketable securities are accounted for at fair value. Fair values as of December 31, 2001, included unrealized gains of E 3m. As of December 31, 2000, fair values of marketable securities amounted to E 441m. In December 2001, securities with a fair value of E 250m were transferred to the Schering Pension Trust, thereby realizing a gain of E 35m. As of December 31, 2001, no treasury shares were held. The 170,000 treasury shares held as of December 31, 2000, were sold to employees at a price of E 26.50 per share in 2001.

(20) Paid-up capital of Schering AG

Issued capital amounts to E 198m (December 31, 2000: E 198m; December 31, 1999: E 172m) and is divided into 198,000,000 shares, so that each share represents E 1.00 worth of issued capital. All share and per share amounts for prior periods included in the Consolidated Financial Statements have been restated to reflect a share split (1:3) in June 2000.

The Executive Board is authorized to purchase treasury shares until September 30, 2002, for purposes codified in §71 section 1 No. 8 of the German Stock Corporation Act (Aktiengesetz). In total, up to E 15,000,000 of issued capital may be acquired under this authorization.

In 2001 and 2000, no treasury shares were repurchased for the purpose of redemption. In 1999, 4,974,069 treasury shares were repurchased for a total cost of E 183m. Issued capital of E 4m relating to these shares was deducted.

Furthermore, the Executive Board is authorized until April 26, 2004, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of E 85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

if the capital increase from cash proceeds does not exceed a total amount of E 15,000,000 and the issue price of the new shares is not substantially below the stock exchange price for the shares at the time the issue price is determined by the Executive Board; or

if the capital increase is effected for the issue of employee shares; or

if the capital increase is effected for non-cash consideration; or

to the extent necessary to allow holders of convertible bonds or option debenture bonds of Schering AG to subscribe to the new shares.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or option debenture bonds on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues is not to exceed E 300,000,000. Convertible or debenture options on Schering AG shares may be issued up to a total of E 11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to E 11,538,462 through the issue of up to 11,538,462 shares. This conditional increase in issued capital is solely for the exercise of convertible bonds and option debenture bonds.

The Executive Board is also authorized to establish a stock option plan in the period up to September 30, 2003, thereby granting options to a maximum of 5,000,000 shares. The issued capital of Schering AG may be increased by up to E 5,000,000 for this purpose. This conditional increase in issued capital will only be realized to the extent that entitled participants exercise their option rights and claims are not settled by the transfer of treasury shares or cash payments.

(21) Retained earnings

Retained earnings comprises Other retained earnings and Accumulated other comprehensive income. As a consequence of the first-time application of IAS 39 as of January 1, 2001, we recognized E 89m net of tax (before taxes: E 119m) from accounting of securities and investments at fair value directly in Other comprehensive income. Also, E 7m net of tax (before taxes: E 11m) from accounting of hedging instruments at fair value were recognized directly in Other comprehensive income.

The difference between the purchase price and issued capital for shares retired in 1999 totaled E 179m, and was charged to Retained earnings. In accordance with §237 section 5 of the German Stock Corporation Act, issued capital for the retired shares of E 4m was transferred from Retained earnings to the Share premium account.

The Executive Board will propose to the Annual General Meeting a dividend of E 0.83 per share (totaling E 164m).

(22) Provisions for pensions and similar obligations

	Dec. 31, 2001	Dec. 31, 2000
	E m	E m
Provisions for retirement benefit plans in Germany, unfunded	911	1,153
Provisions for retirement benefit obligations outside Germany	72	71
Provisions for similar obligations	52	54
	1,035	1,278

Pension benefits in Germany are primarily determined by years of service and average remuneration in the last five years before retirement.

In December 2001, Schering AG founded the Schering Pension Trust to provide and ensure future pension benefit payments which relate to defined benefit pension plans of Schering AG and its subsidiaries. For this purpose, E 300m were transferred to the trust, reducing the recognized pension liability accordingly. Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded. In calculating the net periodic pension costs for these plans we consider planned service costs and expected return on plan assets.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2001	2000	2001	2000
	E m	E m	E m	E m
Change in projected benefit obligation
PBO at beginning of the year .	1,158	1,132	282	231
Service costs .	26	23	21	19
Interest costs .	75	73	16	15
Actuarial (gains) and losses .	88	(26)	17	(16)
Benefits paid .	(49)	(46)	(15)	(11)
Transfer of obligations .	5	1	—	(1)
Change in consolidated companies .	—	1	—	45
Translation adjustments .	—	—	(6)	0
PBO at end of year .	1,303	1,158	315	282
Change in plan assets
Fair value of plan assets at beginning of the year .	—	—	215	175
Actual return on plan assets .	4	—	(11)	4
Employer contribution .	300	—	22	14
Contributions by plan participants	—	—	1	1
Benefits paid .	—	—	(12)	(10)
Change in consolidated companies .	—	—	—	32
Translation adjustments .	—	—	(5)	(1)
Fair value of plan assets at end of year .	304	—	210	215
Funded status .	999	1,158	105	67
Unrecognized actuarial gains .	—	—	3	9
Unrecognized actuarial losses .	(88)	(5)	(36)	(5)
Provisions for pensions .	911	1,153	72	71

Pension expenses for unfunded plans include both compensation costs, which are classified in operating expenses and interest, which is classified as a component of Interest result. Net periodic pension costs of defined benefit plans and total pension costs are as follows:

	2001	2000	1999
	E m	E m	E m
Service costs	47	42	40
Interest costs	91	88	80
Expected return on plan assets	(13)	(12)	(10)
Amortization of unrecognized actuarial gains and losses	2	2	4
Net periodic pension costs of defined benefit plans	127	120	114
Costs of defined contribution plans and other pension costs	19	17	19
Total pension costs	146	137	133

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(23) OTHER PROVISIONS

	January 1, 2001
	Current	Total	Additions
	E m	E m	E m
Provisions for
current tax	97	97	68
deferred tax	—	50	44
personnel costs	206	328	239
third-party claims	34	62	5
environmental matters	10	57	10
restructuring	—	—	7
other	127	128	117
	474	722	490

	January 1, 2000
	Current	Total	Additions
	E m	E m	E m
Provisions for
current tax	99	99	96
deferred tax	—	16	36
personnel costs	158	231	273
third-party claims	—	75	2
environmental matters	—	36	13
restructuring	—	24	—
other	126	146	112
	383	627	532

Provisions for personnel costs includes accrued salaries [vacation and holiday, bonuses, and bonus payments based on years of service (known as jubilee premiums)], as well as early retirement benefits. Provisions for third-party claims includes indemnities relating to the sale of business activities and expected costs in the event of patent-infringement litigation.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

				December 31, 2001
Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
E m	E m	E m	E m	E m	E m
(43)	(1)	—	(1)	120	120
(46)	—	—	1	49	—
(230)	(7)	—	3	333	240
(21)	(2)	—	—	44	15
(10)	(8)	—	1	50	11
—	—	—	—	7	5
(86)	(7)	—	2	154	145
(436)	(25)	—	6	757	536

				December 31, 2000
Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
E m	E m	E m	E m	E m	E m
(78)	(21)	1	0	97	97
—	(3)	—	1	50	—
(184)	(2)	8	2	328	206
(8)	(7)	0	0	62	34
(8)	(1)	16	1	57	10
(24)	—	—	—	—	—
(119)	(27)	12	4	128	127
(421)	(61)	37	8	722	474

Provisions for environmental matters includes asbestos clean-up as well as various other clean-up obligations in Germany, France and the United States.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(24) Liabilities

	Dec. 31, 2001		Dec. 31, 2000
	Current	Total	Current	Total
	E m	E m	E m	E m
Liabilities to banks	188	233	217	234
Trade payables	384	388	335	338
Taxes payable	61	61	62	62
Social security costs payable	31	31	27	27
Payables to employees	30	42	18	35
Other liabilities(1)	133	145	114	121
	827	900	773	817
(1) Figures for 2000 adjusted

(25) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2001 (all collateralized by mortgages), was E 52m (December 31, 2000: E 51m).

D. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(26) Cash and cash equivalents

Cash and cash equivalents includes bank deposits and cash on hand.

(27) Cash flows from operating activities

Cash flows from operating activities includes interest received of E 37m (2000: E 55m; 1999: E 83m) and interest paid of E 6m (2000: E 16m; 1999: E 20m). Payments of income taxes amounted to E 214m (2000: E 330m; 1999: E 350m).

Other non-cash expenses and income includes our share of the profit from Aventis CropScience of E 85m (2000: loss of E 59m; 1999: loss of E 60m).

(28) Cash flows used in investing activities

Purchase and sale of marketable securities comprises purchases of E 79m (2000: E 203m; 1999: E 200m) and sales of securities of E 379m (2000: E 393m; 1999: E 332m). The latter include the transfer of securities with a fair value of E 250m to the Schering Pension Trust.

Cash flow on acquisition of business net of cash acquired in 2001 essentially relates to the acquisition of the remaining 25.1% interest in the Jenapharm Group and the remaining 40% interest in the French radiopharmaceuticals company CIS bio international (2000: acquisition of Mitsui Pharmaceuticals and 60% of the shares in CIS bio international; 1999: acquisition of Diatide). The allocation of purchase consideration to assets and liabilities is as follows:

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	2001	2000	1999
	E m	E m	E m
Fixed assets	68	110	18
Other non-current and current assets	4	247	37
Provisions and liabilities	(33)	(206)	(11)
Minority interests	85	(29)	—
Goodwill	48	(13)	89
Acquisition costs	172	109	133
Cash acquired	(1)	(10)	(7)
Cash flow on acquisition of business net of cash acquired	171	99	126

E. ADDITIONAL INFORMATION

(29) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the setting of limits for individual classes of instruments, the organizational segregation of dealing, settlement, accounting and controlling, as well as the regular reporting on open positions and results based on mark-to-market valuations.

The following derivative positions were open at the balance-sheet date:

	Notional amount December 31,		Fair value December 31,
	2001	2000	2001	2000
	E m	E m	E m	E m
Currency hedging of anticipated sales and costs
Currency forwards	595	455	(1)	25
Options	86	—	3	—
	681	455	2	25
Currency hedging of assets and liabilities
Currency forwards	680	663	6	44
Asset and liability management
Options	70	105	23	43
Interest-rate swaps	49	149	0	(2)
Interest-rate futures	35	173	0	1
	154	427	23	42

Notional amounts reflect the net of sale and purchase contracts. Purchase contracts were immaterial in each individual currency.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance-sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2001, approximately 78% (December 31, 2000: 80%) of the underlying exposure of E 1.7 billion (December 31, 2000: E 1.4 billion) was hedged. Yen and US dollar amounts accounted for approximately 77% (December 31, 2000: 81%) of currency hedging.

The valuation of hedging instruments at fair value is based on quoted market prices, reference rates like the ECB reference-rates, or valuation models like the Black-Scholes model. Changes in fair values are included in Other receivables and other assets and Other provisions respectively.

In order to properly match gains and losses on hedging instruments, hedging results which are related to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Profits and losses on hedging instruments were deferred under Other receivables and other assets and Other provisions respectively until December 31, 2000. As of January 1, 2001 these deferrals are recognized net of tax directly in Retained earnings. They will be reversed into income when the underlying hedged transactions are realized. These gains are recognized in Other operating income.

At December 31, 2001, we recognized in Accumulated other comprehensive income, gains of E 6m (net of tax: E 3.7m) resulting from 2001 - hedging contracts, since they are related to sales and expenses realized in 2002.

In 2001, we recognized in Other operating income gains of E 11m (net of tax: E 6.7m) resulting from 2000-hedging contracts, since these gains are related to sales and expenses realized in 2001.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income. These gains and losses generally correspond to changes in the hedged balance-sheet items.

Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance-sheet date, our net financial position based on liquid funds (cash and cash equivalents plus marketable securities) and bank loans was E 62m (December 31, 2000: E 418m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 3 years (December 31, 2000: 5 years).

The credit risks arising from derivative financial instruments are limited to the positive market values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into with high-rated debtors and banks within fixed risk limits.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(30) Contingent liabilities and other financial commitments

	Dec. 31, 2001	Dec. 31, 2000
	E m	E m
Contingent liabilities
Financial guarantees	29	25
	29	25
Other financial commitments
Liabilities under operating leases
due within 1 year	29	35
due between 1 and 5 years	61	89
due after 5 years	6	16
Authorized capital expenditure	275	229
	371	369

The Schering AG Group has entered into long-term research agreements with various third parties under which the Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains licenses to market the developed products such as Campath®/MabCampath™ (partner: ILEX Oncology, Inc.) and Zevalin™ (partner: IDEC Pharmaceuticals Corp.). The approximate payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

E m
2002	55
2003	35
2004	57
2005	46
2006	43
thereafter.	13
249

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(31) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
	E m	E m	E m
2001
Europe Region(1)	3,041	858	2,183	9%
United States Region	1,121	8	1,113	12%
Japan Region	663	—	663	(1%)
Latin America/Canada Region	540	29	511	8%
Asia/Middle East Region	222	9	213	8%
Other Activities	257	98	159	5%
Segment total	5,844	1,002	4,842	8%
Other	—	—	—	—
Schering AG Group	5,844	1,002	4,842	8%
2000
Europe Region(1)	2,825	817	2,008	14%
United States Region	999	7	992	28%
Japan Region	670	—	670	48%
Latin America/Canada Region	496	22	474	27%
Asia/Middle East Region	201	3	198	21%
Other Activities	227	76	151	6%
Segment total	5,418	925	4,493	22%
Other	—	—	—	—
Schering AG Group	5,418	925	4,493	22%
1999
Europe Region(1)	2,418	652	1,766	7%
United States Region	780	5	775	14%
Japan Region	454	—	454	32%
Latin America/Canada Region	393	21	372	4%
Asia/Middle East Region	165	1	164	28%
Other Activities	204	61	143	12%
Segment total	4,414	740	3,674	12%
Other	—	—	—	—
Schering AG Group	4,414	740	3,674	12%
(1) incl. Africa, Australia and New Zealand

Our primary segment reporting format is geographic, based on the location of the customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include both sales to third parties (external net sales) and sales to Group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arm's length prices.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Information on External net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Leiras, Jenapharm, CIS bio international and Justesa Imagen Group, generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year
	E m		E m	E m	E m
2001
Europe Region(1)	922	13%	(60)	(402)	460	14%
United States Region	315	8%	(8)	(235)	72	71%
Japan Region	244	(1%)	(15)	(122)	107	(1%)
Latin America/Canada Region	170	12%	(7)	(68)	95	9%
Asia/Middle East Region	72	4%	(12)	(24)	36	0%
Other Activities	80	10%	(34)	(13)	33	27%
Segment total	1,803	9%	(136)	(864)	803	15%
Other	(1,135)	12%	136	864	(135)	121%
Schering AG Group	668	4%	—	—	668	4%
2000
Europe Region(1)	819	7%	(60)	(357)	402	6%
United States Region	292	5%	(8)	(242)	42	(28%)
Japan Region	246	47%	(15)	(123)	108	44%
Latin America/Canada Region	152	28%	(7)	(58)	87	30%
Asia/Middle East Region	69	28%	(13)	(20)	36	50%
Other Activities	73	(3)%	(36)	(11)	26	(37%)
Segment total	1,651	13%	(139)	(811)	701	9%
Other	(1,011)	9%	139	811	(61)	(45%)
Schering AG Group	640	19%	—	—	640	19%
1999
Europe Region(1)	769	12%	(63)	(325)	381	20%
United States Region	277	13%	(5)	(214)	58	26%
Japan Region	167	40%	(17)	(75)	75	83%
Latin America/Canada Region	119	14%	(8)	(44)	67	24%
Asia/Middle East Region	54	38%	(12)	(18)	24	118%
Other Activities	75	36%	(26)	(8)	41	105%
Segment total	1,461	17%	(131)	(684)	646	32%
Other	(925)	10%	131	684	(110)	39%
Schering AG Group	536	31%	—	—	536	31%
(1) incl. Africa, Australia and New Zealand

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments were allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) were allocated to the segments on the basis of sales. Central production overhead and production variances have been allocated on the basis of the production supplied from our central production facilities to the individual segments.

The total of the Segment results is reconciled to the consolidated Operating profit as follows:

	2001	2000	1999
	E m	E m	E m
Total of Segment results	803	701	646
Costs of corporate functions	(188)	(172)	(166)
Other operating income/expenses	53	111	56
Total other	(135)	(61)	(110)
Operating profit	668	640	536

In 2000, costs for retirement benefits (interest and early retirement program) of E 42m, were included in the Segment result and in the Costs of corporate functions and were eliminated in Other operating income/expenses. In previous years, provisions of E 10m were set up for the early retirement program. The interest of E 32m was recognized in the Financial result. In 2001, these costs were already credited to Segment result and Costs of corporate functions. Adjusting the figures for 2000, the increase in Segment performance was 8% and the increase in Segment result was 11% compared to the previous year.

Costs of corporate functions comprises administration costs of Schering AG.

Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions, are summarized in Other operating income/expenses.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Depreciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
	E m	E m	E m	E m	E m	E m	E m
2001
Europe Region(1)	99	20	1,848	795	156	2,042	279
United States Region	65	10	768	259	133	729	54
Japan Region	27	9	488	50	27	445	16
Latin America/Canada Region	14	—	249	50	28	223	22
Asia/Middle East Region	9	—	116	9	17	88	8
Other Activities	16	—	165	16	27	107	9
Segment total	230	39	3,634	1,179	388	3,634	388
Other	24	13	1,629	1,513	35	1,629	35
Schering AG Group	254	52	5,263	2,692	423	5,263	423
2000
Europe Region(1)	93	19	1,607	753	76	1,779	107
United States Region	57	9	681	236	73	641	67
Japan Region	23	8	510	55	25	471	18
Latin America/Canada Region	14	—	226	36	25	203	21
Asia/Middle East Region	8	—	98	9	8	77	4
Other Activities	17	—	114	18	17	65	7
Segment total	212	36	3,236	1,107	224	3,236	224
Other	26	11	1,970	1,710	22	1,970	22
Schering AG Group	238	47	5,206	2,817	246	5,206	246
1999
Europe Region(1)	95	18	1,471	596	73	1,630	99
United States Region	40	4	590	178	120	554	114
Japan Region	16	6	356	44	15	318	9
Latin America/Canada Region	13	—	203	29	22	179	18
Asia/Middle East Region	9	—	104	10	9	82	6
Other Activities	17	—	98	14	12	59	5
Segment total	190	28	2,822	871	251	2,822	251
Other	20	14	1,807	1,605	10	1,807	10
Schering AG Group	210	42	4,629	2,476	261	4,629	261

(1) incl. Africa, Australia and New Zealand

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.

Other significant non-cash expenses principally contains pension expenses shown under Operating profit.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents.

Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities which are included under Other. Financial liabilities mainly consist of E 911m (December 31, 2000: E 1,153m; December 31, 1999: E 1,101m) pension obligations from German retirement benefit plans. The corresponding E 76m (2000: E 73m; 1999: E 69m) in interest costs are included in the Financial result.

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
	E m		E m	E m
2001
Fertility Control&Hormone Therapy	1,510	12%	1,069	131
Specialized Therapeutics	1,491	6%	1,044	153
Diagnostics&Radiopharmaceuticals	1,452	7%	1,199	73
Dermatology	227	3%	195	15
Other sources	162	3%	127	16
Segment total	4,842	8%	3,634	388
Other	—	—	1,629	35
Schering AG Group	4,842	8%	5,263	423
2000
Fertility Control&Hormone Therapy	1,353	15%	889	62
Specialized Therapeutics	1,402	24%	896	81
Diagnostics&Radiopharmaceuticals	1,360	31%	1,097	43
Dermatology	221	11%	211	29
Other sources	157	17%	143	9
Segment total	4,493	22%	3,236	224
Other	—	—	1,970	22
Schering AG Group	4,493	22%	5,206	246
1999
Fertility Control&Hormone Therapy	1,173	6%	849	58
Specialized Therapeutics	1,128	14%	698	43
Diagnostics&Radiopharmaceuticals	1,040	18%	950	134
Dermatology	199	5%	175	9
Other sources	134	18%	150	7
Segment total	3,674	12%	2,822	251
Other	—	—	1,807	10
Schering AG Group	3,674	12%	4,629	261

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(32) Information on principal companies included in the Consolidated Financial Statements

The table below contains information on principal companies included in the Consolidated Financial Statements as of and for the year ended December 31, 2001 [the complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin]:

Name and location of company	% of equity	Equity	Result	Sales	Employees
		E m(1)	E m(1)	E m(1)
Germany
Schering AG, Berlin(2)		1,200	201	2,179	8,005
Schering Deutschland Holding AG, Hamburg(3)	100.0	231	18	411	782
Jenapharm GmbH&Co. KG, Jena(3)	100.0	113	34	162	1,000
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	20	2	59	130
Leiras Oy, Turku/Finland(3)	100.0	108	57	233	934
Schering S.A., Lys-Lez-Lannoy/France(3)	99.9	183	40	352	1,420
Schering Holdings Ltd., Burgess Hill/UK(3)	100.0	32	2	146	332
Schering S.p.A., Milan/Italy(3)	100.0	59	12	274	843
Schering Nederland B.V., Weesp/Netherlands	100.0	28	5	56	79
Schering Wien Ges. mbH, Vienna/Austria	100.0	280	3	56	168
Schering Lusitana Lda., Mem Martins/Portugal	100.0	11	2	42	124
Schering (Schweiz) AG, Zurich/Switzerland	100.0	13	2	59	63
Schering España S.A., Madrid/Spain(3)	99.9	61	16	197	659
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	16	0	46	140
North America
Schering Berlin Inc., Wilmington, Del./USA(3)	100.0	585	26	1,121	3,056
Berlex Canada Inc., Lachine/Canada	100.0	8	2	66	174
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	16	3	94	354
Schering do Brasil Ltda., São Paulo/Brazil	100.0	55	(4)	159	787
Schering Colombiana S.A., Bogotá/Colombia	100.0	25	3	60	337
Schering Mexicana S.A., Mexico City/Mexico	100.0	64	18	114	266
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	76.8	8	0	27	616
Nihon Schering K.K., Osaka/Japan(3)	99.9	123	15	643	1,657
Schering Pty. Ltd., Sydney/Australia	100.0	13	5	68	111
Schering Korea Ltd., Seoul/Korea	100.0	22	3	55	234
Schering Bangkok Ltd., Bangkok/Thailand(3)	100.0	4	1	15	118
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	9	1	29	95

(1) In the case of companies located outside the European Monetary Union, equity and annual results were translated from local currency amounts into E at the exchange rate in effect on December 31, 2001. Sales were translated into E at the annual average rate of exchange.

(2) Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the Consolidated Financial Statements.

(3) Figures include consolidated subsidiaries.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(33) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board amounted to E 3,000k, thereof E 60k was fixed compensation and E 2,940k was variable compensation. The total amount includes E 186k to remunerate the members of the committees for their additional activities. The total remuneration of the members of the Executive Board amounted to E 14,530k and can be split up as follows:

	Fixed compensation	Variable compensation	Exercise LTI Plan 1998
	E k	E k	E k
Dr Giuseppe Vita (Chairman until April 26, 2001)	161	494	1,029
Dr Hubertus Erlen (Chairman)	472	1,401	783
Other members of the Executive Board	1,854	4,760	3,576
	2,487	6,655	5,388

A provision of E 19,062k has been recognized for the pensions of former members of the Executive Board and their dependents; the expenses for the year ended December 31, 2001 amounted to E 1,722k.

As part of the stock option plans set up in 1998 and 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 103,500 Schering AG shares as at December 31, 2001. These options may be exercised in 2002 and 2003 until 2006 respectively. The exercise of the options depends on certain performance criteria of the Schering AG share price which are determined under the provisions of the plans [see note (34) to our Consolidated Financial Statements]. Also, as part of the LTI Plan 2001, members of the Executive Board held 100,000 options which are subject to the fulfillment of certain conditions. These options do not grant the right to acquire Schering AG shares but the right for a cash settlement of the difference between the market price of Schering AG shares at time of exercise less the exercise price [see note (34)].

The maximum number of shares that can be received by the members of the Executive Board under the provisions of the LTI Plans is as follows:

	LTI Plans	LTI Plan
	1998 and 2000	2001
Dr Hubertus Erlen (Chairman)	27,000	20,000
Other members of the Executive Board	76,500	80,000
	103,500	100,000

As part of the stock option plan set up in 1998, members of the Supervisory Board held non- transferable stock options on up to a maximum of 22,500 Schering AG shares as at December 31, 2001.

We have granted a loan of E 36k to one member of the Supervisory Board and loans of E 155k to members of the Executive Board (repayments in 2001: E 140k). Interest of 6% is charged on the loans. The loans are repayable over 10, 13 and 16 years.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(34) Stock option plans

Schering AG implemented Long-Term Incentive (LTI) Plans in 1998, 2000 and 2001. Under the 1998 and 2000 plans, participants invested in Schering AG shares and received option rights (entitling them to receive shares) based on the number of shares purchased. Participants received one option for each 18 shares purchased, entitling them to a maximum of 180 award shares each. If the shares acquired by the participants are held during the entire vesting period, the option rights become fully vested and may be exercised during the exercise period. However, the number of shares available under each option right varies depending on any increase in the share price (performance shares) and the performance of Schering AG's shares relative to a comparator index (outperformance shares). In addition, performance shares for members of the Executive Board are available only if the increase in Schering AG's share price is at least 20% (LTI plan 1998) and 30% (LTI plan 2000) respectively.

The LTI Plan 2001 distinguishes between "Top Executives" and "Key Managers". "Top Executives" had to buy Schering AG shares as a personal investment to receive stock appreciation rights. On exercising these rights, the participants are not entitled to acquire shares of Schering AG but rather to a cash settlement of the difference between the market price of Schering AG shares at the time of the exercise and the exercise price. The exercise price equals the price of Schering AG shares at the date of grant (E 54.66). The exercise of options under the "Top Executives" plan is subject to either an increase in Schering AG's share price of 30% or to the outperformance of Schering AG's shares relative to a comparator index. Participants in the "Key Managers" plan are granted options, entitling them to acquire Schering AG shares. A personal investment in Schering AG shares was not required for participation. The exercise of options is not subject to the fulfillment of specific conditions. Regarding the "Key Managers" plan, the exercise price equals the price of Schering AG shares at the time of grant plus 10% (E 60.13).

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Compensation costs are recognized as a liability over the three-year vesting period based upon an estimate on the outcome of the performance conditions and the attributable comparator index on the respective balance-sheet dates or based on valuation models. The compensation costs for the LTI Plans 1998 and 2000 are recorded net of gains from the market valuation of the Schering AG call options acquired for a hedge of the stock option plans. Costs related to the LTI Plans 1998, 2000 and 2001 "Top Executives" are recognized in income. Due to its design as a fixed award plan, the LTI Plan 2001 "Key Managers" does not affect income.

	LTI Plan 1998	LTI Plan 2000
Number of options outstanding as of January 1, 2001	3,905	4,910
Granted	—	—
Forfeited in 2001	—	103
Exercised in 2001	3,405	—
Number of options outstanding as of December 31, 2001	500	4,807
Maximum number of award shares	90,000	865,260
Exercise price per share (E)	0	0
Compensation costs 2001 (E m)	0	15
Compensation costs 2000 (E m)	22	16
Comparator index	DAX	STOXX Healthcare
Date of grant	Jan. 1, 1998	Jan. 1, 2000
Exercise period	Jan. 1, 2001 until Dec. 31, 2002	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2001	0	0
Granted	413,500	812,100
Forfeited in 2001	0	6,000
Exercised in 2001	0	0
Number of options outstanding as of December 31, 2001	413,500	806,100
Maximum number of award shares	—	806,100
Exercise price per share (E)	54.66	60.13
Compensation costs 2001 (E m)	2	0
Comparator index	MSCI Pharma Index	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

F. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

(35) Reconciliation to US GAAP

The Group's Consolidated Financial Statements have been prepared in accordance with IAS, which, as applied by the Group, differ in certain significant aspects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

Reconciliation of net income to US GAAP (in E millions except per share data)

	Note	2001	2000	1999
Net income under IAS		418	336	272
US GAAP adjustments
Business combinations
Acquired R&D	(a)	(12)	3	(17)
Other differences	(a)	(8)	(5)	1
Property, plant and equipment
Capitalization of interest	(b)	(2)	(4)	(4)
Reversal of impairment charges	(b)	(2)	(2)	—
Internal-use software	(c)	(3)	(4)	10
Available-for-sale securities	(d)	—	—	—
Equity investment (Aventis CropScience/AgrEvo)	(e)	8	(22)	26
Inventories	(f)	(5)	1	(2)
Provisions for pensions	(g)	1	2	3
Other provisions	(h)	(5)	(24)	(42)
Treasury shares/Schering AG call options	(i)	—	—	—
Stock option plans	(j)	3	(18)	0
Cash flow hedges	(k)	(11)	37	(32)
Tax effect on US GAAP adjustments	(l)	21	6	33
Net income under US GAAP		403	306	248
Earnings per share under US GAAP
basic		2.04	1.55	1.23
diluted		2.03	1.53	1.23

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Reconciliation of shareholders' equity to US GAAP (in E millions)

	Note	2001	2000	1999
Shareholders' equity under IAS		2,556	2,297	2,098
US GAAP adjustments
Business combinations
Acquired R&D	(a)	(83)	(80)	(81)
Other differences	(a)	16	41	52
Property, plant and equipment
Capitalization of interest	(b)	18	20	24
Reversal of impairment charges	(b)	(4)	(2)	—
Internal-use software	(c)	3	6	10
Available-for-sale securities	(d)	—	109	118
Equity investment (Aventis CropScience/AgrEvo)	(e)	(71)	(72)	(53)
Inventories	(f)	12	17	16
Provisions for pensions	(g)	(1)	(2)	(4)
Other provisions	(h)	5	10	34
Treasury shares/Schering AG call options	(i)	(11)	(20)	(18)
Stock option plans	(j)	35	45	8
Cash flow hedges	(k)	—	11	(26)
Tax effect on US GAAP adjustments	(l)	(18)	(76)	(117)
Shareholders' equity under US GAAP		2,457	2,304	2,061

a.) Business combinations

Under IAS, research-in-process is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. US GAAP requires the identification of research-in-process as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under US GAAP are included in goodwill under IAS. The adjustments are related to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm (1996: 74.9%; 2001: 25.1%) and Diatide (1999). Research-in-process charged to expenses relating to the increase of our interest in Jenapharm amounted to E 18m in 2001 (1999: E 20m relating to the acquisiton of Diatide).

As of January 1, 2002 goodwill arising from acquisitions is not amortized under US GAAP. Effects on the reconciliation to US GAAP are discussed in note (36).

The negative goodwill arising on the acquisition of the CIS Group [see note (13)] is deducted proportionately from non-current assets excluding securities under US GAAP.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

b.) Property, plant and equipment

Schering AG does not capitalize interest costs on self-constructed assets under IAS. Under US GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of E 4m (2000: E 3m; 1999: E 2m) was capitalized under US GAAP. Total capitalized interest under US GAAP as of December 31, 2001 was E 18m (December 31, 2000: E 20m; December 31, 1999: E 24). The reduction relates to depreciation.

Impairments of fixed assets at our production plant in Bergkamen have been reversed under IAS [see note (14)]. Impairment charges cannot be reversed under US GAAP.

c.) Internal-use software

As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" under US GAAP. The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. Under IAS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under US GAAP but expensed under IAS.

d.) Available-for-sale securities

Under US GAAP, securities are classified into three categories: trading securities, available- for-sale securities or held-to-maturity securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance-sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of Other comprehensive income.

Under IAS, securities are valued at fair value as of January 1, 2001 [see note (1)]. Prior to January 1, 2001, securities were accounted for at the lower of their amortized acquisition cost or fair value on the balance-sheet date.

e.) Equity investment (Aventis CropScience/AgrEvo)

The application of US GAAP in the consolidated financial statements of Aventis CropScience reduces our investment balance. The most significant differences relate to acquired research-in-process from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhône-Poulenc Agro.

f.) Inventories

Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under US GAAP, idle facility expenses are allocated between cost of sales and inventories.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

g.) Provisions for pensions

Under US GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 "Employers' Accounting for Pensions". Companies located outside the USA had to adopt the provisions of SFAS No. 87 for fiscal years beginning after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared US GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of E 13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of E 6m was directly recorded to equity (for the period 1989 to 1997). E 1m (5% of the transition obligation) has to be recognized in income each year through 2008.

Due to the formation of the Schering Pension Trust as of January 1, 2001, we have adopted the "corridor approach" under IAS. The amortization of actuarial gains/losses amounting to E 2m [see note (22)] is primarily related to the first-time application of IAS 19 "Employee benefits" (revised) in 1999 and is eliminated in the reconciliation. Prior to January 1, 2001, any actuarial gain/loss was amortized over the average remaining service period of active employees under IAS.

h.) Other provisions

The reconciliation item relates almost exclusively to liabilities arising from our early retirement program. Under the terms of our early retirement program, an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, a liability for such benefits is recognized when management is demonstrably committed to the employee terminations. We have classified such liabilities as restructuring provisions (almost all reductions in headcount resulting from the closure or reorganization of production facilities have been accomplished through our early retirement program). When the employee formally accepts the offer, the liability is reclassified to provisions for personnel costs. Under US GAAP, a liability for these benefits is established only after the employee has accepted the offer. In addition, the incremental costs are recognized upfront on a discounted basis under IAS. Under US GAAP, such amounts are recognized over the employees' remaining service period (on an undiscounted basis).

In 1999, the reconciliation of net income includes E 27m relating to the reversal of provisions for asbestos clean-up costs. Under US GAAP, these provisions would have been reversed in 1996 when the respective government directive changed.

i.) Treasury shares/Schering AG call options

Schering AG call options acquired for the hedge of the stock option plans 1998 and 2000 are recognized as an asset under IAS. Under US GAAP, the Schering AG call options are deducted from Retained earnings. In the Consolidated Financial Statements for the 2000 fiscal year, 170,000 treasury shares (1999: 216,000 treasury shares) held for distribution to employees were shown as assets under IAS and had to be deducted from Retained earnings under US GAAP.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

j.) Stock option plans

For a description of our stock option plans (LTI 1998, LTI 2000 and LTI 2001) refer to note (34) of the Consolidated Financial Statements. Under US GAAP we make use of Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees", providing additional disclosure in note (36) as required by SFAS No. 123 "Accounting for Stock Based Compensation".

LTI Plan 1998 and LTI Plan 2000:

The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date and the performance of a comparator index (DAX and STOXX Healthcare). Compensation costs are recorded net of gains from the market valuation of the Schering AG call options acquired for the hedge of the stock option plans. Under US GAAP, compensation costs are recognized over the three-year vesting period based upon the fair value of the Schering AG share on the respective balance-sheet dates. The acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options will be shown as an addition to equity without an effect on income. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under US GAAP, these costs are a part of shareholders' equity.

LTI Plan 2001:

The LTI 2001 stock option plan "Top Executives" is a variable award plan. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date, by utilizing valuation models. Under US GAAP, compensation costs are measured at the fair value of the Schering AG share on the respective balance-sheet dates. The plan is designed as a stock appreciation rights plan. At exercise, the award will be settled by a cash payment amounting to the difference of the market price of Schering AG shares at the date of exercise less the exercise price. Therefore, compensation costs are accrued as a liability under IAS as well as under US GAAP.

k.) Cash flow hedges

Prior to January 1, 2001, gains and losses from currency hedging of anticipated sales and costs were deferred under IAS by applying hedge accounting.

Under IAS, we recognized in 2001 gains of E 11m (net of tax: E 6.7m) relating to 2000- hedging contracts, since these gains are related to sales and expenses realized in 2001.

Under US GAAP, hedge accounting was not applied.

As of January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" under US GAAP and IAS 39 "Financial Instruments: Recognition and Measurement" under IAS. Hedging of anticipated sales and costs is now accounted for as a cash flow hedge under US GAAP and IAS.

l.) Tax effect on US GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items except the adjustment related to the equity method (Aventis CropScience), which is presented net of tax.

Since January 1, 2001, the tax rate applicable to Schering AG in Germany was reduced, and a tax exemption for the sale of certain securities was enacted. The impact on the reconciliation to US GAAP for the year 2000 was an increase in net income of E 2m. Additionally, equity increased by E 24m without affecting income.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

(36) Additional US GAAP information

SFAS No. 130 "Reporting Comprehensive Income"

SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income, which includes all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31:

	2001	2000	1999
	E m	E m	E m
US GAAP net income [see note (35)]	403	306	248
Currency translation adjustments
IAS accounts	7	28	90
Reconciliation to US GAAP	—	(3)	—
Unrealized gains and losses on available-for-sale securities (after deferred taxes of E 16m; 2000: E (7)m; 1999: E (23)m)	(59)	83	27
Less realized (gains) and losses on available-for-sale securities recognized in net income (after tax expense of E 2m; 2000: E 36m; 1999: E 0m)	(2)	(59)	—
Unrealized gains and losses on cash flow hedges (after deferred taxes of E (3)m)	5	—	—
Less realized (gains) and losses on cash flow hedges recognized in net income (after tax expense of E 1m)	(1)	—	—
Other comprehensive income, net of tax	(50)	49	117
Comprehensive income, net of tax	353	355	365

Accumulated other comprehensive income balances as of December 31:

	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Accumulated other com- prehensive income
	E m	E m	E m	E m
January 1, 1999	(24)	38	—	14
Other comprehensive income 1999	90	27	—	117
December 31, 1999	66	65	—	131
Other comprehensive income 2000	25	24	—	49
December 31, 2000	91	89	—	180
Other comprehensive income 2001	7	(61)	4	(50)
December 31, 2001	98	28	4	130

Statement of US GAAP equity as of December 31:

	2001	2000	1999
	E m	E m	E m
Equity according to US GAAP before Accumulated other comprehensive income	2,327	2,124	1,930
Accumulated other comprehensive income	130	180	131
Total equity according to US GAAP	2,457	2,304	2,061

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Available-for-sale securities

Available-for-sale securities consisted of the following:

	Book value	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2001	E m	E m	E m	E m
Investments (non-current)	69	30	—	69
Marketable securities	103	3	—	103
	172	33	—	172
As of December 31, 2000
Investments (non-current)	44	60	(14)	90
Marketable securities	373	63	—	436
	417	123	(14)	526
As of December 31, 1999
Investments (non-current)	23	21	—	44
Marketable securities	479	97	—	576
	502	118	—	620

Proceeds from sales of available-for-sale securities in 2001 were E 144m (2000: E 465m; 1999: E 332m). Gross gains of E 17m were realized on the sale of securities in 2001 (2000: E 95m). Gross gains in 1999 and gross losses in 2001, 2000 and 1999 on such sales were immaterial. In 2001, impairment losses of E 44m were recognized. In December 2001, securities with a fair value of E 250m were transferred to the Schering Pension Trust, thereby realizing a gain of E 35 m.

Marketable securities include fixed-term securities. Maturities as of December 31, 2001 are as follows:

	Book value	Market value
	E m	E m
Less than 1 year	2	2
Between 1 and 5 years	74	74
More than 5 years	13	13
	89	89

Impairment of long-lived assets

The Group periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered to be impaired when the anticipated cash flow from such an asset is separately identifiable and is less than its carrying value. In such event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2001, 2000 and 1999 there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and US GAAP.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Summarized financial information for significant associated companies

At December 31, 2001, seven investments were accounted for under the equity method:

Percentage of common stock Dec. 31, 2001
Aventis CropScience, Lyon	24.0%
Focus Inhalation Oy, Turku	19.9%
Leiras Fine Chemicals Oy, Turku	50.0%
Medac GmbH, Hamburg	25.0%
metaGen Pharmaceuticals GmbH, Berlin	42.6%
Metreon Bioproducts GmbH, Freiburg	50.0%
Molypharma S.A., Madrid	24.5%

The table below contains financial information of Aventis CropScience after conforming the Aventis CropScience financial statements to the Group's accounting policies and principles:

	2001	2000
	E m	E m
Net sales	4,303	4,034
Gross profit	2,164	1,997
Net income	391	(210)
Assets other than fixed assets	3,437	3,523
Fixed assets	1,982	2,726
Current liabilities	3,023	4,339
Non-current liabilities	736	695
Shareholders' equity	1,660	1,215

The Group's share of net income resulted in a profit of E 85m (2000: loss of E 59m; 1999: loss of E 60m relating to our share in AgrEvo).

The amount at which the investment is carried exceeds the amount of underlying equity in net assets by E 114m (December 31, 2000: E 123m). This goodwill is related to the formation of Aventis CropScience and is amortized until 2014.

Corporate Debt

At December 31, 2001, Schering AG had aggregate unused committed lines of credit of E 47m (December 31, 2000: E 44m).

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Employee benefit plans

The information required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" are included in note (4) and note (22) to the Consolidated Financial Statements.

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IAS [see note (4)].

Under IAS, interest relating to the unfunded pension obligation in Germany is classified in the Financial result [see note (9)]. Under US GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly Operating profit under US GAAP would be lower and Financial result higher by E 76m (2000: E 73m; 1999: E 69m).

Stock option plans

In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

The fair value of one option for the LTI Plan 1998 at date of grant (January 1, 1998) was E 2,408 (E 10m for all options). The fair value of one option for the LTI Plan 2000 at date of grant (January 1, 2000) was E 6,374 (E 32m for all options). Both calculations were based on a Monte-Carlo simulation.

The fair value of one option for the LTI Plan 2001 "Top Executives" at the date of grant (May 2, 2001) was E 15.37 (E 6m for all options). The fair value of one option for the LTI Plan 2001 "Key Managers" at the date of grant (May 2, 2001), was E 13.34 (E 11m for all options) respectively. Both calculations were based on a Black-Scholes option-pricing model by making the following assumptions:

Expected life 5 years

Dividend yield 1.2%

Risk-free interest rate 4.8%

Volatility 25%

The pro forma information for the years ended December 31, 2001, 2000 and 1999, prepared in accordance with the provisions of SFAS No. 123, is as follows:

	2001	2000	1999
Pro forma net income	E 376m	E 348m	E 248m
Pro forma earnings per share (basic)	E 1.90	E 1.76	E 1.23
Pro forma earnings per share (diluted)	E 1.89	E 1.74	E 1.23

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Litigation

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows; where these legal proceedings and claims meet the conditions of SFAS No. 5 "Accounting for Contingencies", a liability is recognized in the Consolidated Financial Statements.

Schering AG historically has provided certain indemnities in connection with the sale of businesses. These indemnities related to environmental and other contingencies. The guarantee related to the sale of the Industrial Chemicals and Natural Substances divisions in 1992 will end in 2004. The Group has recognized a liability for servicing indemnities of E 25m relating to probable claims to be asserted by the buyer.

What we believe to be the most significant of these proceedings and claims are described below.

The Group's Brazilian subsidiary is a defendant in approximately 450 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine. Both managers have filed appeals.

The Group's subsidiary in Great Britain, Schering Health Care Ltd., is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Originally, approximately 130 individuals had submitted claims in respect of all the manufacturers. 52 of these claims concerned Schering Health Care. After several Case Management Conferences have taken place, and expert reports of all three defendants and the plaintiffs have been exchanged, several claimants have discontinued their claims.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

As of December 31, 2001, 117 individuals remained, and 44 of these claims concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in Great Britain granted funding to the claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, Great Britain. Out of a total of 117 cases, seven cases have been determined by the Court as lead cases. These seven cases went to trial on March 4, 2002. The hearings are expected to last until the end of July, 2002. Schering Health Care denies the allegations of the plaintiffs and intends to continue this litigation vigorously.

During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheim's patents through Medrad's manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheim's three patents not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second and third amended complaint adding a declaratory judgment count to declare Medrad's patent both not infringed by Liebel- Flarsheim and invalid. The two actions filed by Medrad in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the Liebel-Flarsheim patents as counterclaims in Medrad's answer filed in November 1999 to the initial action by Liebel- Flarsheim in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to Medrad#s Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrad's patent was invalid and not infringed by Mallinckrodt's syringe adapter assembly. Liebel- Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrad's manufacture and sale of certain medical injectors and syringes further infringes a fourth Liebel-Flarsheim patent. Medrad filed a second amended complaint in January 2000 to add Coeur Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes, but the two actions have not been consolidated for trial. As to the allegations of infringement of its four patents, Liebel- Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrad's alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel- Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. On October 18, 2001 the presiding judge in Liebel-Flarsheim's Ohio action summarily decided that Medrad's front loading injectors and syringes do not infringe two of the four Liebel-Flarsheim patents-in-suit. The judge requested additional briefing with regard to Medrad's summary judgement motions that it does not infringe the remaining two Liebel- Flarsheim patents-in-suit.

Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties. Currently the judge has not set trial dates for the two actions.

In connection with infringement litigation between the Group's subsidiary in the United States, Berlex Laboratories Inc., and Biogen Inc. over patents covering the a proprietary technology of the Group a settlement was reached in January 2002. The proprietary technology concerns the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and the manufacture, use and sale in the United States. Subject to the outcome of a pending appeal, the settlement preserves upside potential for the Group to leverage the asset value of its intellectual property. Biogen will initially pay the Group US-$ 20 million. Depending on the nature of the ruling of the U.S. Court of Appeals, the Group may receive a second payment of either US-$ 55 million or US-$ 230 million in return for a license to the patents. These payments will be shared with Stanford University and Chiron Corp. according to existing contractual arrangements.

Dividends

Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2001, unappropriated retained earnings of Schering AG totaled E 164m, resulting from 2001 net income of E 201m less a transfer of E 37m to Retained earnings, as determined by the Executive Board and the Supervisory Board.

Related Party Transactions

Schering AG presently holds a 24 % ownership interest in the crop protection and crop production company Aventis CropScience, Lyon, and has entered into a Partners' Agreement with its co-shareholders Hoechst AG and Aventis S.A. We agreed (together with the majority shareholder, Aventis S.A.) in October 2001 to sell our ownership interest in Aventis CropScience to Bayer AG. We expect to receive approximately E 1.5 billion in proceeds from the sale of our interest, which is expected to close in the second quarter of 2002. The closing is subject to certain conditions, including the approval by certain regulatory agencies, and consequently may be delayed, perhaps significantly, or not occur at all.

Following the expected closing of the transaction, we will be subject to potentially significant liabilities under the stock purchase agreement with Bayer for certain indemnities and representations and warranties, relating mainly to environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. The research cooperation between us and Aventis CropScience providing for a mutual exchange of compounds will terminate at the closing date. Unless and until the sale of our shares in Aventis CropScience occurs, Schering AG will continue to be a shareholder under the existing Partners' Agreement.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Professor Dr Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Conseil d'Administration of Aventis CropScience Holding S.A.

Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides Schering AG Group with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arms' length basis.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement for an annual fee of E 56,242.

Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.

New Accounting Standards under US GAAP

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard.

As of January 1, 2001, our hedging of anticipated sales and expenses is accounted for as a cash flow hedge under US GAAP.

In July 2001, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" were issued. According to SFAS No. 141 the purchase method has to be used for all business combinations. Further, a set of criteria is defined for recognizing intangible assets separate from goodwill. No material impacts will result from the adoption of the standard. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. As of January 1, 2002, goodwills resulting from prior business combinations will not be amortized, and estimates on the remaining useful life of intangible assets will be reassessed on adoption of the amortization pattern if necessary. If the standard had been applied in prior reporting periods, Net income under US GAAP for 2001 would have been higher by E 35m (2000: E 34m; 1999: E 34m). Due to the sale of our investment in AventisCrop Science, and the related disposal of goodwill we expect the effect on Net income under US GAAP from excluding amortization expense to be substantially lower in 2002.

In June 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was issued. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect a material effect from the adoption of this standard on our reconciliation.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In August 2001, SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect a material effect from the adoption of this standard on our reconciliation.

According to SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", qualifying special purpose entities are exempted from consolidation under certain prerequisities. Currently, the FASB is working on a restriction of this exemption. It can be expected that rules hereon will be issued effective for fiscal years beginning after December 31, 2001. Under IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" interpreted by SIC 12 "Consolidation -- Special Purpose Entities", the criteria for a consolidation of special purpose entities are broader compared to US GAAP. According to our valuation and accounting policies, all special purpose entities we own a majority interest in are to be consolidated. We do not expect that a revision of the existing rules by the FASB will affect our reconciliation.