Form 20-F
SCHERING AKTIENGESELLSCHAFT
filed 2003-03-07
CIK 1124139

As filed with the Securities and Exchange Commission on March 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

196,500,000 Ordinary Shares

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

  references to "Deutsche Mark", "DM" and "Pfennig" are to German Deutsche Mark and Pfennig,

  references to "euro", "€" and "cents" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union; and

  references to "U.S. dollars", "USD", "$" and "U.S. cents" are to the United States dollar and cents, the legal currency of the United States of America.

ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this annual report to a "fiscal year" or "year" of Schering AG refer to a twelve month financial period ended December 31.

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Unless otherwise specified, all shares and share related information (such as per share information and share price information) have been adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

Effective January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states.

Our Consolidated Financial Statements for periods ending on or prior to December 31, 1998, have been prepared in Deutsche Mark and were restated from Deutsche Mark to euro using the official fixed conversion rate at January 1, 1999, of DM1.95583 per €1.00. We do not represent that these restated euro amounts for periods ending prior to January 1, 1999, actually represent the Deutsche Mark amounts in our Consolidated Financial Statements as prepared or could be converted into Deutsche Mark at the rate indicated. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark into euro. U.S. dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended December 31, 2002, from euro into U.S. dollars at an exchange rate of $1.0485 per €1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on December 31, 2002. For information regarding recent rates of exchange between euro and U.S. dollars, see "Item 3-Key Information-Exchange Rate Information". We do not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

On March 4, 2003, the noon buying rate for the euro was $1.0883 per €1.00.

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

FORWARD-LOOKING STATEMENTS

Some statements contained in this annual report constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

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

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the recent sale of our minority interest in Aventis CropScience;

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

In addition, in order to obtain (and maintain) marketing authorizations for our products, we must comply with a variety of governmental requirements and we are subject to governmental price-related interventions. These include the requirement to present, in addition to clinical studies proving efficacy, quality and safety of products, studies demonstrating health economic advantages including quality of life, studies proving so-called clinical excellence and submission to price and reimbursement negotiations for already marketed products as well as newly launched products. Governments and major health care providers in particular markets are able to exert substantial pressure on market prices. Some governments in Europe, for instance, are exerting strong downward pressure on the prices of the manufacturers by forcing doctors by way of incentives or sanctions to prescribe low cost medicines. The European Commission's efforts to harmonize the disparate national health systems has so far proven not to be successful, leaving the industry exposed to ad hoc national cost containment measures. These measures particularly target manufacturers' prices. As a consequence, parallel trading of products is encouraged as arbitrageurs take advantage of the price differential between those countries where governmental interventions have succeeded in depressing prices and those countries where competitive forces are allowed. Furthermore, central government control of market prices exists in major markets such as Japan and Brazil through limits on the opportunities for financial return and growth in these markets as well as the introduction of new products.

In the United States, the products marketed by the Group’s subsidiaries are subject to a variety of programs with respect to the reimbursement by federal, state and local government entities for drugs and related products purchased by individuals, who are allegable for certain governmental health benefits. From time to time, proposals are made calling for substantial changes to the U.S. healthcare system; additionally, federal, state and local government entities have pursued methods to reduce the cost of drugs and related products for which they pay. Changes to existing governmental programs could have an impact on government reimbursement for the Group’s products in the U.S. In addition, U.S. drug companies are periodically named as defendants in lawsuits brought by government entities and other groups regarding the pricing of their products for the purpose of government reimbursement.

Exchange-Rate Fluctuations Could Affect Our Operating Result And Our Ability To Price Our Products Competitively

Our operations are conducted by entities in many countries and, accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, the Japanese yen and the British pound sterling, may affect our operating results. For example, the depreciation of the U.S. dollar against the euro had a negative impact on the reported sales of our U.S. subsidiaries for inclusion in the Schering AG Group's Consolidated Financial Statements in 2002. A strengthening of the U.S. dollar against the euro would favorably affect the reported sales of these subsidiaries. Moreover, certain of our subsidiaries import and export goods and services in currencies other than their own functional currencies. The results of such subsidiaries could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge most of these exposures through financial instruments in the form of forward contracts and currency swaps. We cannot assure you that exchange-rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

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

A Decline In The Value Of The Euro Could Reduce The Value Of Your Investment And Any Dividends You Receive

Fluctuations in the exchange-rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price per ADR and the U.S. dollar value of any cash dividends. If the value of the euro relative to the U.S. dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the U.S. dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs.

Resources Devoted To Research And Development May Not Yield New Products That Achieve Commercial Success

Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and time-consuming and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot ensure that products currently under development by us will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development of and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the product's sales.

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

We may be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expenses and to divert significant efforts of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. We cannot assure you that an adverse outcome of any dispute with respect to patents or other proprietary rights will not adversely affect our competitive position, financial condition or results of operations.

During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry into the market of generic products and a subsequent decline in market share and sales revenues. For example, the patent protection for Fludara® in the United States will expire in 2003, and we expect a decrease in sales. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron®, which we sell under license from Bracco S.p.A., has no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

Our Industry Is Competitive And Experiences Rapid Technological Change

We compete in the pharmaceutical industry, which is characterized by intense competition and rapid technological change. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Many of our competitors have significant financial, marketing, sales, development and technical resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper than the ones which we may develop. In addition, the continuing consolidation of companies in the pharmaceutical industry might increase competitive pressures as larger suppliers are able to offer a broader product line. We cannot assure you that these developments will not render our technologies and products obsolete and uncompetitive. Delays or unanticipated increases in the costs of development or our failure to obtain regulatory approval or market acceptance for new products and technologies could further adversely affect our competitive position and results of operations.

We Depend On Sales Of Key Products

We derived approximately 33% of our net sales in 2002 from sales of four key products: Betaferon® (which is sold in the United States and Canada under the Betaseron® trademark) (16% of net sales), Magnevist® (6%), Iopamiron® (6%) and Ultravist® (4%). We believe that these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

We May Incur Significant Liabilities Telating To The Sale Of Our Minority Interest In Aventis CropScience

We may be subject to potential liabilities under the stock purchase agreement for claims made by Bayer AG with respect to certain indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. This accounting issue was considered as a gain recognition issue.

Existing Insurance Coverage May Turn Out To Be Inadequate

We are aiming at adequately covering foreseeable risks by insurance. Such insurance coverage, however, may turn out to not fully cover the risks to which the company is exposed. For certain risks, adequate insurance coverage may not be available on the market or not at reasonable conditions.

Our Industry Is Susceptible To Product Related Liabilities

Like all pharmaceutical companies, we face the risk of loss related to the use of products we market from actions such as lawsuits. We cannot assure you that we can avoid such claims. We cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the three-year period ended December 31, 2002, has been derived from our Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1999, has been derived from our Consolidated Financial Statements not included in this annual report.

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

We prepared our Consolidated Financial Statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these Consolidated Financial Statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per €1.00. For periods ending after December 31, 1998, our Consolidated Financial Statements have been prepared in euro directly instead of being restated from Deutsche Mark to euro. Amounts shown in U.S. dollars have been translated from euro amounts to U.S. dollars at the rate of $1.0485 per €1.00, the noon buying rate on December 31, 2002.

You should read these selected consolidated financial data together with "Item 5-Operating and Financial Review and Prospects" and our Consolidated Financial Statements appearing elsewhere in this annual report.

	Year Ended December 31,
	2002	2002	2001	2000	1999	1998
Consolidated Income Statement Data:	$(3)	€	€	€	€	€(4)
	(in million, except per share data)
IAS:
Net sales	5,267	5,023	4,842	4,493	3,674	3,285
Operating profit	778	741	668	640	536	410
Financial result	(24)	(23)	30	(5)	(77)	14
Profit from ordinary activities	1,201	1,145	698	635	459	424
Income taxes	(289)	(276)	(270)	(290)	(181)	(175)
Net profit before minority interest	912	869	428	345	278	249
Minority interest	(2)	(2)	(10)	(9)	(6)	(4)
Net profit	910	867	418	336	272	245
Weighted average number of shares outstanding(1)	197.30	197.30	198.00	198.00	201.06	204.81
Earnings per share (basic)/ADS(1)	4.61	4.39	2.11	1.70	1.35	1.19
Earnings per share (diluted)/ADS(1)	4.60	4.38	2.10	1.68	1.35	1.19
Dividends per share/ADS(1)(2)	0.98	0.93	0.83	1.00	0.83	0.45
United States GAAP:
Net profit	889	848	403	306	248	254
Earnings per share (basic)/ADS(1)	4.51	4.30	2.04	1.55	1.23	1.24
Earnings per share (diluted)/ADS(1)	4.50	4.29	2.03	1.53	1.23	1.24

	As of December 31,
	2002	2002	2001	2000	1999	1998
Consolidated Balance Sheet Data	$(3)	€	€	€	€	€(4)
(at period end date):	(in million, except per share data)
IAS:
Total assets	5,654	5,392	5,263	5,206	4,629	4,569
Cash, cash equivalents and marketable securities	689	657	295	652	583	999
Total long term bank debt	40	38	45	43	58	57
Pension provisions	587	560	1,035	1,278	1,201	1,134
Minority interest	16	15	15	92	55	48
Total shareholders' equity	3,077	2,934	2,556	2,297	2,098	2,010
United States GAAP:
Total shareholders' equity	2,930	2,794	2,457	2,304	2,061	1,979

(1) All share and per share data have been adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no-par value and (ii) Schering AG's three-for-one share split effective on June 1, 2000.
(2) Includes bonus dividends of €0.33 per share declared with respect to 1999 and 2000. The dividend with respect to 2002 is subject to approval at the Annual General Meeting to be held on April 10, 2003.
(3) The 2002 figures have been translated solely for the convenience of the reader at an exchange-rate of $1.0485 to €1.00, the noon buying rate on December 31, 2002.
(4) The 1998 figures have been restated from the prior reporting currency (DM) into € at an exchange-rate of DM 1.95583 to €1.00, the official legal rate on January 1, 1999.

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

Schering AG began using the euro as its reporting currency on January 1, 1999, and pays any dividends on its shares in euro. Furthermore, prices for Schering AG's shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange-rate between the euro and the U.S. dollar will affect:

  the U.S. dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  the U.S. dollar equivalent of cash dividends on the shares paid in euro; and

  our earnings.

The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 4, 2003, was $1.0883 per €1.00.

The following tables set forth the noon buying rates for the Deutsche Mark, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, set forth the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to December 31, 1998, we have restated the applicable noon buying rate for the Deutsche Mark into euro at the official fixed conversion rate of DM1.95583 per €1.00. This restatement matches the restatement into euro of our Consolidated Financial Statements, which, for all periods prior to January 1, 1999, were prepared in Deutsche Mark and the Deutsche Mark amounts were restated into euro amounts.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average(1) (Dollar per €1.00)
1998	1.1115
1999	1.0587
2000	0.9207
2001	0.8909
2002	0.9496
(1) Average of the noon buying rates on the last day of each month during the year.

The following table sets forth the high and low noon buying rate for the euro for each of the previous six months:

	High	Low
2002	(Dollar per €1.00)
August	0.9882	0.9640
September	0.9959	0.9685
October	0.9881	0.9708
November	1.0139	0.9895
December	1.0485	0.9927
2003
January	1.0861	1.0361
February	1.0875	1.0708

For a more complete discussion of exchange-rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "-Risk Factors", "Item 5-Operating and Financial Review and Prospects" and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

DIVIDENDS

Schering AG has paid the following cash dividends in respect of its ordinary shares for the periods indicated. Dollar amounts in respect of dividends are translated at the noon buying rate for the Deutsche Mark (restated into euro) or the euro, as the case may be, on the date of payment April 28, 1999 ($1.0616 per €1.00); April 28, 2000 ($0.9089 per €1.00); April 27, 2001 ($0.8895 per €1.00; exchange-rate set by the ADR depositary); and April 15, 2002 ($0.8789 per €1.00; exchange-rate set by the ADR depositary). The translation of the proposed 2003 dividend amount into dollar, was performed using the noon buying rate for the € at December 31, 2002 ($1.0485 per €1.00).

	Year Ended December 31,
	2002(4)		2001		2000(3)		1999(2)		1998
	€	$	€	$	€	$	€	$	€	$
Total dividend(1)	0.93	0.98	0.83	0.74	1.00	0.89	0.83	0.75	0.45	0.48

(1) Adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM1,000, DM100 and DM50 into ordinary shares with no par value and (ii) Schering AG's three-for-one share split effective on June 1, 2000.
(2) The dividend in respect of 1999 consisted of a regular dividend of €0.50 per share and a bonus dividend of €0.33 per share.
(3) The dividend in respect of 2000 consisted of a regular dividend of €0.67 per share and a bonus dividend of €0.33 per share.
(4) The dividend with respect to 2002 is subject to approval at the Annual General Meeting to be held on April 10, 2003.

Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in euro will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs with respect to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.

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

  Gynecology&Andrology, including fertility control and hormone replacement therapy in women and men as well as gynecological and andrological therapy.

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

  Dermatology for the treatment of severe skin disorders such as eczema, mycoses, acne, psoriasis and hemorrhoids.

Our research and development efforts are primarily concentrated on the exploitation of novel technologies for unmet medical needs in our four core business areas. During 2002 and 2001, our research and development expenditures totaled €947m (19% of our total net sales) and €864m (18%), respectively.

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

In June 2002, we completed the sale of our 24% interest in Aventis CropScience to Bayer AG for €1.5 billion in cash. Aventis CropScience, a crop science business and subsidiary of Aventis S.A. until its sale to Bayer, had net sales of €4,303m in 2001 and €1,831m for the five months ended May 31, 2002.

For the year ended December 31, 2002, we had net sales of €5,023m, operating profit of €741m, and net profit of €867m.

The Group is comprised of over 140 subsidiaries worldwide and had a workforce of over 26,000 employees at the end of December 2002.

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AG's principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (49 30) 468-1111.

Strategy

We Are Committed To Expanding Our Pharmaceuticals Business By Seeking Market Leadership With Innovative Products In Specialized Areas

Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use or benefit from our products. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in menopause management and oncology. Our top-selling products in the areas of specialized therapeutics (Betaferon®/Betaseron®, Fludara® and Androcur®), fertility control and gynecology (Diane®, Meliane®, Microgynon®, Femovan®, Triquilar®, Mirena® and Yasmin®), menopause management (Climara®, Climen®, Climodien®) and diagnostics (Iopamiron®, Magnevist® and Ultravist®) enjoy high brand recognition and loyalty. We have achieved global scale for many products in our core business areas with strong franchises in Europe, the United States, Japan and Latin America. Sales growth over the next several years is expected to be largely driven by our successful existing products and recently launched products as well as life cycle management of our existing products, such as Betaferon®/ Betaseron®, the oral contraceptive Yasmin®, the intrauterine hormone delivery system Mirena® ,Campath®/MabCampath™ for the treatment of chronic lymphocytic leukemia as well as Zevalin®, which is expected to be launched soon in Europe and the recently acquired Leukine®, which we are developing for the treatment of Crohn’s disease. We are also active in the rapidly developing field of radiopharmaceuticals, where we strive to build a bridge between diagnostics and therapeutics in the field of oncology, and we currently market products such as Quadramet®, NeoTect® and AcuTect®. In the longer term, we intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in molecular biology. These may be discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions.

We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term, measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin-offs and equity carve-outs of non-core businesses. Through 2005, we expect to achieve the growth targets outlined in our accelerated growth strategy (see "Near Term Growth through Accelerated Growth Strategy"). We capitalized on our cash position with share repurchase programs in 1998, 1999 and 2002 totalling €329m. We were the first DAX-quoted company to establish such a program. Dividend growth, management's focus on constant earnings growth, and the use of stock-based compensation programs to align the interests of our employees and shareholders emphasize our commitment.

Near Term Growth Through Accelerated Growth Strategy

We are driven by an accelerated growth strategy, which is our roadmap to accelerated profitable growth over the next five years. The goal of this strategy is to achieve net sales of over €6 billion by 2005. We plan to reach net sales of over €7.0 billion in 2007. Our accelerated growth strategy is based on achieving the following objectives:

Consolidate Our Leadership Position In Gynecology And Andrology

We intend to consolidate our leadership position in gynecology and andrology. This business area is the second largest of our four core business areas, accounting for €1,613m of net sales in 2002 (32% of total net sales) and €1,510m of net sales in 2001 (31% of total net sales). Currently, we are generating 78% of net sales in this business area from fertility control products and 22% from hormone therapy and other products. Five of our top ten-selling products stem from this business area. We are the world market leader in oral contraceptives in volume terms and number two in value terms. Growth within this business area should come from existing products, many of which have been recently launched, plus those in the pipeline. We expect additional growth momentum from further penetration of the United States, European as well as Japanese markets. We believe that we have the broadest pipeline in fertility control and hormone therapy with a number of exciting late-stage development products and recently launched products. The most prominent of these are the oral contraceptives Yasmin® and Valette® and the intrauterine hormone delivery system Mirena®. Furthermore we are engaged in research and development into innovative female and male fertility control technologies. The most promising products and projects for menopause management are Climara®, Climen®, Climodien®, Avaden®, Angeliq® and the continuous combined once weekly Climara Pro™ transdermal patch. In order to ensure sustainable growth in this business area, we have broadened our strategy. We are investigating the field of male fertility control and we are intensifying our activities in the area of testosterone substitution for men. Furthermore, we are developing new preparations for the treatment of gynecological and andrological diseases.

Achieve Significant Business Growth In Specialized Therapeutics Through Leading Role In Multiple Sclerosis And Hematological Oncology

Specialized Therapeutics has increased in importance to us in recent years, and was the largest of our four core business areas accounting for €1,637million of net sales in 2002 (33% of total net sales) and €1,491m of net sales in 2001 (31% of total net sales). In therapeutics we are a leading company in the field of multiple sclerosis (MS) with our product Betaferon®/Betaseron® and we are aiming to further develop this indication area through new ways of treatment. Betaferon®/Betaseron® was the first, not only symptomatic therapy, which suppresses disease activity in patients with relapsing-remitting MS. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. In 2002 a new room-temperature stable formulation of Betaferon® was introduced into the marketplace in Europe and the United States. The room-temperature stable formulation of Betaferon® provides a convenient option for MS patients. In 2002, net sales of Betaferon® amounted to €783m compared to €681m in 2001. We are stepping up life-cycle activities and marketing efforts on Betaferon®/Betaseron®, and developing alternative treatment options and application methods.

We also aim to achieve growth with our products in the field of oncology as well as in specialized fields for cardiovascular diseases. In oncology we are developing a leading position in hematology and a significant presence in the field of solid tumors. In addition to line extensions for Fludara®, we have two biotechnology products in the field of hematological oncology, Campath®/MabCampath™ and Zevalin®. Campath®/MabCampath™ is a humanized monoclonal anti-CD52-antibody used for treatment of chronic lymphocytic leukemia. It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara® treatment. Zevalin® is an yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma. The Group has worldwide rights to Zevalin®, excluding the United States. In collaboration with Novartis International AG we are developing a VEGFR-TK inhibitor, an anti-angiogenic compound, which stops blood vessels from branching off to supply tumor tissue. This prevents tumor growth by cutting off its supply of nutrients and oxygen. This product is in phase III of clinical development for the treatment of solid tumors, e.g. colon cancer. The acquisition of Leukine® (sargramostim) from Immunex Corporation in July 2002 provided us with a substantial existing business and enhanced our already strong position in haematological oncology. Leukine® is an infection-fighting, white-blood cell stimulant based on the growth factor GM-CSF, which is used in hematological oncology. In addition, the acquisition provides additional growth opportunities through the rights to a Phase II development project for the use of Leukine® in Crohn's disease, which could have significant market potential. Through the acquisition of Collateral Therapeutics in 2002 we focus on the research and development of angiogenic gene therapy products based on a technology platform that includes a portfolio of therapeutic genes, vectors and proprietary methods of gene therapy to enhance cardiac function.

Expand Our Business Basis In Diagnostics And Radiopharmaceuticals

In our Diagnostics&Radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. We aim to increase sales of contrast media for MRI and to secure our X-ray business. We are developing radiopharmaceuticals as a basis for long-term growth. Products from the Diagnostics&Radiopharmaceuticals business area accounted for €1,406m of net sales in 2002 (28% of total net sales) and €1,452m of net sales in 2001 (30% of total net sales). The X-ray contrast medium products Iopamiron® and Ultravist® and the MRI contrast medium product Magnevist® were three of the Group's four top-selling products. In the X-ray contrast media market we are the leading company worldwide in terms of distributor sales with a market share of approximately 28%. In the MRI contrast media market, we have a global market share of approximately 57%, and we aim to sustain this leadership and continue growth through pipeline products for new applications of MRI contrast media. In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our subsidiary Medrad, Inc. which we believe is a worldwide market leader in vascular injection systems for the application of contrast media in computed tomography (CT), angiography and MRI.

In the medium to long term, we believe that a high growth opportunity exists in the area of innovative radiopharmaceuticals for nuclear medicine. We are developing this business through in-house research and development as well as in-licensing. The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given our existing expertise in oncology and the potential for synergies between our diagnostics and therapeutics businesses.

Developing Our Business In The United States Into A Growth Engine

As the world's largest and one of the fastest growing markets, the United States is a high strategic priority for us. The United States is the only market that offers pricing flexibility, broader marketing opportunities such as direct-to-consumer advertising, and a business environment that nurtures pharmaceutical innovation. This market constituted €1,282m of our net sales in 2002 and €1,113m of our net sales in 2001. We want to double our sales in the United States from 2000 and expect the United States market to account, with sales of US$2 billion, for 30% of our total net sales by 2005. We expect this growth to be achieved through increasing our presence in the areas of fertility control, hormone therapy, contrast media, oncology, dermatology as well as in the area of vascular injection systems for the application of contrast media. It is our goal to significantly expand our presence and business in the United States female healthcare market. The recently launched intrauterine hormone delivery system for contraception, Mirena®, and the oral contraceptive Yasmin® should drive sales growth in the United States. The acquisition of Leukine® in 2002 provides us with an existing business and enhances our strong position in hematological oncology. With the acquisition of fasudil and Refludan® we will revitalize our participation in specialized cardiovascular segments. We will seek to maintain our strong position in magnetic resonance imaging (MRI) by staying at the forefront of new-agent development. In dermatology we hope to build up a considerable market presence. The approval of Finacea™ (azelaic acid gel) for the treatment of rosacea in December 2002, together with potential acquisitions in this area, will enable us to expand our dermatology business. Finacea™ is expected to be available in the United States during the first quarter of 2003. We have also expanded our sales force in the United States to support the broadening of our product lines.

Broaden Our Business In Japan

In Japan, where we have been traditionally strong in diagnostics, we are building a basis for sales growth in other business areas. Our future business expansion plans in Japan, the second largest individual pharmaceutical market in the world, center on broadening our portfolio in the areas of specialized therapeutics and female healthcare. Our net sales in Japan in 2002 were €579m (12% of total net sales) and in 2001 were €663m (14% of total net sales). In 2002 we have generated close to 67% of our Japanese net sales with diagnostic products. The remaining 33% relate to specialized therapeutics, dermatology and female healthcare. We deploy our sales force to promote products from any of our four business areas using our strong market presence and reputation in diagnostics. We have already reached a share of approximately 38% in the Japanese oral contraceptive market. In the next years we expect to introduce Mirena® and a lower dose variation of Yasmin®. It is our aim to attain market leadership in female healthcare. In X-ray and MRI, we seek to remain the market leader with a combined market share of more than 40%. We launched Resovist®, our new MRI liver-specific contrast agent, in December 2002, and will introduce further indications in MRI. In Therapeutics we created a new multiple sclerosis market through the launch of Betaferon® for the treatment of multiple sclerosis (MS). We are also establishing a foothold in hematological oncology with Fludara® and striving to gain a strong position in the solid tumors segment. Dermatology will be revitalized and expanded beyond the established product range.

Globalize The Dermatology Business

We aim to grow our dermatology business in the United States and Europe and to revitalize our business in Japan. We are also expanding the portfolio in the core segments eczema, acne and psoriasis. During 2002, net sales of dermatology products amounted to €217m (4% of total net sales). During 2001, net sales were €227m (5% of total net sales). We intend to achieve a substantial improvement in our share of the world market with products both from our internal research and development efforts and from the innovative technologies we acquire. In 2002, we intensified our research, development and commercialization efforts with a particular focus on the United States dermatology market. We laid the groundwork for establishing dermatologic research within one of the world‘s leading research areas of biotechnology - the Bay Area of San Francisco. This site in the United States will become our second dermatology research location in addition to our research center in Berlin, Germany. In December 2002, our azelaic acid gel formulation Finacea™ for the treatment of rosacea received marketing approval from the United States Food and Drug Administration. Rosacea is characterized as a chronic facial skin disorder which, according to the National Rosacea Society, affects more than fourteen million patients in the United States. Finacea™ is expected to be available in the United States during the first quarter of 2003.

Long Term Growth Through Internal Discovery And Collaboration Efforts

The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions. A number of the key drugs in our existing product portfolio and product pipeline are biotechnology-based, including Betaferon® (Betaseron®), Campath®, Zevalin®, Leukine® and a number of other earlier therapeutic products. We invest approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts presently being carried out by over 4,000 employees at nine research and development centers with a network of collaboration arrangements.

One of our strategic objectives in research and development is to build a strong and competitive global position in oncology, where we are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research, development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti-angiogenesis, gene discovery and new tumor markers. To respond to the challenges of modern drug discovery such as effective research informatics and a growing pressure to deliver drug candidates in the development pipeline we are globalizing discovery and making better use of organizational synergies. This will provide us with our own proprietary drugs, enabling us to position these products in a meaningful way in line with our regional and business area strategies. To operationalize these goals, we have integrated our worldwide research activities into a Corporate Research business area. This business area ensures the effective utilization of state-of-the-art technology platforms thereby contributing to an efficient and high-quality drug discovery process. Research informatics have been given particular emphasis as a strategically important capability for drug discovery.

There can be no assurance that we will be successful in implementing our strategy or achieving some or all of our strategic objectives.

Competitive Strengths

We believe that our competitive strengths include the following:

  Focused Product Portfolio and Research and Development Efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in menopause management and hematological oncology. We believe that this specialization results in a more efficient utilization of our resources dedicated to research and development. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  Strong Position in Female Healthcare. A commitment to female healthcare is one of our traditional strengths. Our female healthcare business, which is concentrated in the areas of hormonal contraception, menopause management and gynecological therapy, is designed to meet the lifetime needs of women. We are presently one of the remaining major global participants in this area. We introduced the first oral contraceptive outside of the United States in Europe in 1961 and have been at the forefront of advances in female healthcare products, including the Mirena® intrauterine hormone delivery system and the oral contraceptive Yasmin® and the estrogen only Climara® patch for menopause management. We expect to introduce Angeliq®, a continuous combined preparation containing the gestagen drospirenone and the continuous combined once-weekly Climara Pro™ transdermal patch for menopause management as well as Yasmin® 20, a lower dose variation of Yasmin®.

  Competence in Commercializing and Marketing New Technologies and Products. We have a demonstrated competence in identifying, commercializing and marketing new technologies and products first developed by niche companies in the pharmaceutical and biotechnology industries. This ability will become increasingly important as the cost of developing new drugs continues to increase and a premium is placed on the speed of bringing new products to market. A number of our top-selling products, including Betaferon®/Betaseron®, Iopamiron®, Fludara®, the recently launched Campath®, and some of the most promising drugs in our pipeline, such as Zevalin®, have been obtained through acquisitions as well as in-licensing arrangements.

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

  High Quality Sales and Marketing Force and Proprietary Distribution Network. We have a worldwide sales force of over 8,500 representatives. We appreciate that a commitment to the initial and continuing training and retention of our sales force is an important competitive factor. Our representatives are dedicated exclusively to the marketing of our products and we believe they enjoy an excellent reputation for their specialized knowledge of our products and therapies and their dedication to customer service. We believe this contributes to our objective of providing a superior level of customer service.

History

We have been engaged in the pharmaceuticals business for 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E. Schering)". During the course and in the aftermath of World War II, substantially all of Schering AG's subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in World War II, the United States government confiscated the assets of German companies in the United States, including Schering AG's subsidiary Schering Corporation. This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering- Plough Corporation have been totally independent of each other for many years, and have an agreement relating to the use of the word "Schering". See "-Patents and Other Intellectual Property" for a description of this agreement. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

The Schering AG Group significantly restructured its operations over the past decade to concentrate on its pharmaceutical business. During the last seven years, we have expanded our pharmaceutical product portfolio and obtained promising new technologies through a number of small- to mid-sized acquisitions and licensing as well as research and development collaboration relationships. Significant acquisitions during this period include:

  in the area of Gynecology&Andrology, our 1996 acquisitions of Leiras Oy and a majority share of Jenapharm GmbH & Co. KG, which became a wholly-owned subsidiary in 2001.

  in the area of Specialized Therapeutics, our acquisition in March 2000 of the Japanese company Mitsui Pharmaceuticals, Inc. (merged in our Japanese subsidiary Nihon Schering K.K. as of January 1, 2001) and our acquisition in July 2002 of Collateral Therapeutics, Inc. as well as the acquisition of the rights in Leukine® from Immunex Corporation.

  in the area of Diagnostics&Radiopharmaceuticals, our acquisition in 1995 of Medrad, Inc., our acquisitions in November 1999 of Diatide, Inc. (merged in our U.S.-subsidiary Berlex Laboratories, Inc. as of February 1, 2001) and in April 2000/December 2001 of CIS bio International S.A.

For a description of certain of our more significant licensing and collaboration relationships, see "-Products" and "-Research and Development-Collaboration Efforts".

PRODUCTS

Our product portfolio is comprised of products from our core business areas of Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology. For a discussion of certain of the products and processes which we are currently developing, see "-Research and Development".

In addition to net sales of products from our four core business areas, we derive net sales from certain other sources comprised of third party businesses (sales cooperations and toll manufacturing principally of pharmaceutical chemicals for third-parties) and curtailments of sales (granted bonuses, sales discounts and cash discounts). These net sales are referred to as net sales from "Other Sources" in this annual report.

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas in the three years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002			2001			2000
	€	Percentage of Net Sales	Percentage Change from 2001	€	Percentage of Net Sales	Percentage Change from 2000	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Business Area:
Gynecology&Andrology	1,613	32	7	1,510	31	12	1,353	30
Specialized Therapeutics	1,637	33	10	1,491	31	6	1,402	31
Diagnostics& Radiopharma- ceuticals	1,406	28	(3)	1,452	30	7	1,360	30
Dermatology	217	4	(5)	227	5	3	221	5
Other Sources	150	3	(7)	162	3	3	157	4
Total	5,023	100	4	4,842	100	8	4,493	100

The following table sets forth our top-selling products during 2002. These products represented 59% of the total net sales for the Group in 2002 and in 2001, respectively.

	Year ended December 31,
	2002			2001
	Net sales	Percentage change from 2001		Net sales	Percentage change from 2000
	(€million)	(currency-adjusted)	(absolute)	(€million)	(absolute)
1. Betaferon®/Betaseron® (therapeutics)	783	20	15	681	15
2. Magnevist® (diagnostics)	322	6	0	320	12
3. Iopamiron® (diagnostics)	299	(8)	(16)	356	(4)
4. Ultravist® (diagnostics)	241	4	1	239	1
5. Diane® (gynecology)	226	12	5	214	7
6. Yasmin® (fertility control)	152	250	236	45	1,813
7. Fludara® (therapeutics)	149	21	14	131	18
8. Mirena® (fertility control)	137	41	38	100	42
9. Microgynon®/Levlen® (fertility control)	130	7	(6)	139	7
10. Meliane® (fertility control)	127	15	3	123	21
11. Femovan® (fertility control)	97	2	(9)	106	(3)
12. Androcur® (therapeutics, gynecology)	95	0	(6)	101	(3)
13. Climara® (menopause management)	92	(10)	(16)	109	3
14. Triquilar®/Tri-Levlen® (fertility control)	75	(11)	(19)	92	1
15. Betapace® (therapeutics)	55	(39)	(43)	95	(43)
Total	2,980			2,851

Gynecology&Andrology

The following table sets forth selected Gynecology&Andrology products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2002	2001
			(€million)
Diane®	Cyproterone acetate/ ethinylestradiol	Androgen dependent disorders in women (including acne, seborrhea, hirsutism)	226	214
Yasmin®	Drospirenone/ethinylestradiol	Combined oral contraceptive	152	45
Mirena®	Levonorgestrel	Intrauterine hormonal contraceptive	137	100
Microgynon®/Levlen®	Levonorgestrel/ ethinylestradiol	Combined oral contraceptive	130	139
Meliane®	Gestodene/low dose ethinylestradiol	Combined oral contraceptive	127	123
Femovan®	Gestodene/ethinylestradiol	Combined oral contraceptive	97	106
Climara®	Estradiol	Menopause management (patch)	92	109
Triquilar®/ Tri-Levlen®	Low-dose levonorgestrel/ethinylestradiol	Combined oral contraceptive (triphasic)	75	92
Miranova®/ Levlite®	Low-dose levonorgestrel/low-dose ethinylestradiol	Combined oral contraceptive	45	49
Climen®	Estradiol valerate/cyproterone acetate	Menopause management (oral)	36	42

The Group's long tradition in the field of hormone research began in the 1920s. We played a key role in the establishment of a completely new field of endocrinology, the study of sex hormones. Since that time, we have maintained and expanded our scientific competence in this area and have employed our knowledge by developing innovative products.

Our comprehensive female healthcare program develops preparations in the areas of hormonal contraception, menopause management and gynecological therapy.

In our male healthcare program, we are engaging in the research and development of products for male fertility control, age-related diseases and sexual disorders. Products for the treatment of hypogonadism (suppressed function of the testes with reduced testosterone production) are part of the Group's range of healthcare products for men.

We have further built upon the Group's long tradition and expertise in the field of hormone research through our acquisitions of Jenapharm GmbH & Co. KG (1996/2001) and the Finnish company Leiras Oy (1996).

Fertility Control

We introduced Anovlar®, the first oral contraceptive outside of the United States, in Europe in 1961. Over the past four decades, we have continually improved the tolerability and safety of oral contraceptives by reducing the hormone dosage and developing new progestogens and treatment regimen. Today, we are marketing a variety of hormonal contraceptives in order to meet the various needs of women. The Group's fertility control products are comprised of oral contraceptives and a number of alternatives to oral contraception, including intrauterine hormone delivery systems, hormonal injections and contraceptive implants.

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

The dose of individual gestagens in oral contraceptives has also been reduced over time. More importantly, new gestagens with higher potency and more favorable pharmacological properties have been discovered and developed. In the 1970s, we introduced the oral contraceptives Neogynon® and Microgynon® with levonorgestrel as the gestagen component. In 1987, we launched Femovan®, containing the gestagen gestodene. During 1995, we launched Valette® with dienogest as the progestogen component. In November 2000, we launched Yasmin®, which contains the new gestagen drospirenone. Schering AG's new gestagens dienogest and drospirenone have not only a contraceptive effect but provide additional therapeutic benefits.

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

Our portfolio of oral contraceptives includes:

  Yasmin®. Yasmin® is an oral contraceptive with the innovative progestogen drospirenone. High contraceptive reliability and excellent cycle control are basic clinical features of this preparation. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Yasmin® could be particularly suitable for women susceptible to estrogen-related water retention. Clinical studies have shown that Yasmin® can improve the general well-being of women and has positive effects on symptoms of PMS. Due to drospirenone's anti-androgenetic properties, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin® has been shown to be well- tolerated, with a low incidence of adverse events. In 2001, Yasmin® was launched in the United States as well as in a number of European countries. At the end of 2002, Yasmin® was marketed in 23 countries worldwide.

  Microgynon® (marketed in the United States as Levlen®). Microgynon® is a monophasic oral contraceptive containing levonorgestrel and is available in the United States, Europe, Latin America and Asia.

  Femovan®. Femovan® is a monophasic oral contraceptive containing gestodene. The product shows an excellent tolerability, contraceptive reliability and cycle control. Femovan® was first launched in 1987 and is available in Europe, Latin America and Asia.

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

  Valette®. Valette® is a low-dose monophasic oral contraceptive containing dienogest. Valette® demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The anti-androgenic activity of dienogest has beneficial effects on acne and seborrhea. Valette® was first launched in Germany in 1995. It is expected to be launched throughout Europe within the next few years.

  Miranova® (marketed in the United States as Levlite®). Miranova® is a low-dose monophasic oral contraceptive containing levonorgestrel. In addition to high contraceptive reliability, Miranova® provides good cycle control with a low frequency of inter-menstrual bleedings and a low incidence of side effects. Miranova® was launched in Germany in 1996 while Levlite® was launched in the United States in 1998.

Non-Oral Contraceptives

Mirena®, an intrauterine progestogen-containing delivery system, is a non-oral alternative in family planning, and one of our fastest growing products as measured by net sales. Mirena® combines the advantages of local hormonal and intrauterine contraception. Mirena® is inserted into the uterus, where it releases low doses of a levonorgestrel for a period of five years. Due to its anti-proliferative effect on the endometrium, Mirena® also leads to a significant reduction in both the amount and duration of menstrual bleeding. Therefore, Mirena® is increasingly recognized as the therapy of choice in cases of abnormally heavy and prolonged menstruation. Mirena® was first launched in Europe in 1990 and is also available in Asia and Colombia and in a number of other markets in Latin America. Mirena® was launched in the United States during 2001.

Hormonal contraception can also be achieved using intra-muscular injections, which ensure a long-lasting effect. Our injectable contraceptive Norigynon® (Mesigyna®) contains an estrogen and gestagen derivative and is injected once a month, while Noristerate® relies on a gestagen-only effect and is administered once every three months.

We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone for 5 years.

Menopause Management

Approximately 50% of menopausal women suffer from climacteric symptoms which require treatment and can be attributed to the cessation of sex hormone production by the ovaries during perimenopause. The loss of ovarian hormones results not only in climacteric complaints such as hot flashes, but also in a higher risk of osteoporosis (loss of bone mass). This disorder can be prevented by supplementation of the hormones that the body has ceased to produce in sufficient amounts.

Preparations consist of either estrogen alone for hysterectomized women, or an estrogen-gestagen-combination for those with intact uteri. The hormone combination can be used as a sequential or a continuous method. In the sequential regimen, which is the method mainly used during pre- and perimenopause, the progestogen is added to the estrogen only in the second half of the cycle. The advantage of the sequential method is that the progestogen counteracts growth of the uterine lining that may result from estrogen use and stabilizes the unwanted irregular cycles in pre-menopause and post-menopause. The cyclical use of a progestogen leads to withdrawal bleeding.

In continuous combined regimen, which is used for postmenopausal women, both the estrogen component and the progestogen are administered simultaneously over the entire period of use. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The goal of continuous combined regimen for postmenopausal women is to relieve climacteric symptoms, such as hot flashes and to address other age- and hormone-related disorders, such as osteoporosis.

Our portfolio of menopause management products offers therapy for the needs of women in all phases of the climacterium.

  Climen®. Climen® is a sequentially combined oral preparation. It contains estradiol valerate and cyproterone acetate. Climen® effectively reduces climacteric complaints and prevents postmenopausal osteoporosis. In addition, Climen® has a positive influence on androgen-related skin disorders like acne, seborrhea and androgenic hair loss.

  Climara®. Climara® is an alternative to oral estrogen therapy. Climara® is a once-a-week patch which releases estradiol. Climara® reduces climacteric symptoms effectively. Climara® was first launched in the United States in 1995. In 1999, Climara® received FDA approval for the prevention of osteoporosis. Climara® is available worldwide.

  Climodien®. Climodien® contains estradiol valerate combined with dienogest in a continuously combined regimen for oral treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. Containing an antiandrogenic gestagen, Climodien® has an excellent profile with regard to relief of menopausal symptoms. Climodien® was first launched in Germany in 2001. In 2002 it was launched in several of European countries, including Spain, Portugal, Belgium, Netherlands, Luxembourg and Russia. In 2003, further launches in additional markets, including France, are planned. A variation of Climodien® with a lower estrogen dose is being developed. The two preparations will provide women with an option of individualized estrogen doses according to the women's needs without changing the progestogen component. The lower-dose Climodien® is in clinical phase III.

  Avaden®. Avaden® is our new oral gestodene-containing sequentially combined product. Two dosage strengths are provided in the estrogen treatment, thus allowing adjustment according to individual needs (Avaden® 1 and Avaden® 2). Avaden® is effective in the treatment of climacteric symptoms and osteoporosis prevention. Avaden® induces a favorable bleeding pattern with predictable and regular cyclical withdrawal bleeding. In January 2002, Avaden® was approved in France. Schering AG has initiated the approval of Avaden® in additional European countries and Latin America and is planning to launch the product in additional markets in 2003.

  Gynodian® Depot is a unique injectable for estrogen therapy with prasterone enantate (DHEA).

  Angeliq®. Angeliq® is a continuous combined oral preparation, containing estradiol and drospirenone, a unique gestagen component. The gestagen drospirenone has an anti-aldosterone activity, which provides benefits, avoiding fluid retention and subsequent breast tension and weight increase. Angeliq® has shown to be effective in the treatment of climacteric symptoms and the prevention of osteoporosis. The product received marketing authorization in the Netherlands in December 2002, and is expected to be launched in the Netherlands in the first half of 2003. Based on the approval in the Netherlands, which is the European Reference Member State for the Mutual Recognition Procedure, marketing authorization of Angeliq® in the EU is expected during 2003. The product has also been submitted for registration in the United States. Although the approval of the product was initially refused in the U.S., we are currently undertaking all the necessary measures to ensure that approval will be granted.

Gynecological Therapy

We offer a range of products for the treatment of certain hormone-related gynecological disorders, including Diane®, Androcur® and Progynon® C. Diane® is labeled for the treatment of acne but exerts the same contraceptive reliability as combined oral contraceptives. Androcur® is an anti-androgen used, in certain cases in combination with Diane®, for the treatment of hirsutism (symptoms of masculine hair growth in women), acne and seborrhea caused by increased androgen levels. Progynon® C is an estrogen for the treatment of primary and secondary amenorrhea.

Male Healthcare

Our male healthcare program includes products for the treatment of hormone deficiency in men. Testoviron®-Depot 250 contains testosterone enanthate (TE) in an oily formulation for injection every two to four weeks for the treatment of hypogonadism (underfunction of the testes with reduced testosterone production). TE is a testosterone ester which after injection is quickly broken down to release the active ingredient testosterone. Proviron® is an orally active androgen containing mesterolone with good liver tolerance for the treatment of hypogonadism. In spring 2003, we will launch Testogel® in the majority of European countries starting with Germany, Austria, Finland, United Kingdom and Portugal. Testogel® has been licensed from Besins International in 2002 for the markets of the European Union (excluding France), Switzerland, Australia,Turkey and New Zealand. It is a transdermal gel formulation containing native testosterone for daily application. We have also developed cyproterone acetate (Androcur®) – the first anti-androgen for the treatment of inoperable prostatic carcinoma.

Specialized Therapeutics

The following table sets forth selected therapeutic products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2002	2001
			(€million)
Betaferon®/Betaseron®	Interferon b-1b	Multiple sclerosis (for relapsing remitting form and, in Europe, Australia and Canada only, secondary progressive form)	783	681
Fludara®	Fludarabine phosphate	Chronic lymphocytic leukemia	149	131
Androcur®	Cyproterone acetate	Prostate cancer	95	101
Betapace®/Betapace® AF	Sotalol HCl	Arrhythmia; atrial fibrillation	55	95
Ilomedin®	Iloprost	Peripheral Arterial Occlusive Disease (PAOD) stages III/IV	47	41
Noctamid®	Lormetazepam	Sleep disturbances	47	45
Leukine®	Sargramostim	Hematological oncology	33	*
* Product acquired in 2002

We develop novel therapeutics and offer innovative products for the treatment of selected disabling and life threatening conditions, including multiple sclerosis and other diseases of the central nervous system and cardiovascular system, and in the field of oncology.

Central Nervous System

Our portfolio of therapeutic products for the treatment of diseases of the central nervous system includes Betaferon®/Betaseron® and Noctamid®.

  Betaferon® (interferon ß-1b). Betaferon® (which is marketed in the United States and Canada under the trademark Betaseron®) has been the Group's leading product in terms of net sales for the past five years. Betaferon® was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing remitting MS in the United States in 1993, in Europe in 1996 and was approved in Japan in September 2000. Betaferon® is also marketed in all major Latin American markets. Betaferon® was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999 and we have filed an NDA for secondary progressive MS in the United States. A new room-temperature stable formulation of Betaferon® was approved in the United States in January 2002 and was launched in May 2002. In Europe the authorities have approved the room-temperature stable storage of Betaferon® by the patient for a period of up to three months. The room-temperature stable formulation of Betaferon® provides a convenient option for MS patients. Betaferon® is manufactured for the markets in North America, Japan and certain other countries by Chiron Corporation. In Europe, Betaferon® is manufactured by Boehringer Ingelheim.

  Noctamid® (lormetazepam). Noctamid® is a short-acting benzodiazepine which has been developed and marketed for the treatment of sleep disorders.

Cardiovascular System

Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes: Betapace®, Ilomedin® and Refludan®.

  Betapace®/Betapace AF™ (sotalol). Betapace® is used in the treatment of ventricular arrhythmia (abnormal heart rhythm), such as sustained ventricular tachycardia. Betapace® is an anti-arrhythmic drug with Class II (beta adrenoreceptor) properties and Class III (cardiac action potential duration prolongation) properties. Betapace® has been marketed since the 1970s for the treatment of hypertension, angina and arrhythmia. We market Betapace® only in the United States under a license granted by Bristol-Myers Squibb Company in 1991. Betapace® lost market exclusivity in 2000 and is facing generic competition. We received regulatory approval for Betapace AF™, an indication for treatment of atrial fibrillation, in early 2000 and have three years exclusivity in the United States.

  Ilomedin® (iloprost). Ilomedin® is a stable prostacyclin analogue used for the intravenous treatment of severe forms of peripheral arterial disease (peripheral arterial occlusive disease (PAOD) stages III and IV) and thrombo-angiitis obliterans. The product increases the microcirculatory perfusion and has been shown to reduce rest pain, improve ulcer healing and reduce the need for amputation. Ilomedin®, which was first launched in 1992, is marketed in all major European markets and several additional countries including New Zealand.

  Refludan® (lepirudin). Refludan® is a recombinant hirudin polypeptide that exhibits anticoagulant action through direct thrombin inhibition. It is the first product approved and marketed in Europe and North America for the indication of heparin-induced thrombocytopenia (HIT) type II.

Oncology

We presently market five therapeutic products in the area of oncology: Androcur®, Leukine®, Fludara®, Bonefos® and Campath®/MabCampath™. In addition, we have recently obtained rights to a number of promising products and processes in the area of oncology, as discussed under "Research and Development-Specialized Therapeutics".

  Androcur® (cyproterone acetate). Androcur® is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur® reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. Androcur® was launched in the 1970s in Europe but is not available in the United States. The active ingredient of Androcur®, cyproterone acetate, is also used in gynecology. The drug combines progestogenic and anti-androgenic activities.

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant based on a granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine is the only CSF indicated for use following induction chemotherapy in older adults with acute myelogenous leukemia to shorten time to neutrophil recovery and reduce the incidence of severe and life-threatening infections as well as infections resulting in death. Additional indications include the use of Leukine® in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and in bone marrow transplantation or engraftment delay. Leukine® was first approved in 1991.

  Fludara® (fludarabine phosphate). Fludara® is currently marketed in the field of hematological oncology. Fludara®, which was launched in the United States in 1991 and in Europe in 1994, is also marketed in all major Latin American markets and in Japan. It is a purine analogue acting as an anti-metabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara® has been established as a standard treatment for this group of patients. The drug is approved as second and third-line monotherapy for CLL and was approved for first-line therapy in 2003. An oral formulation of Fludara® has been approved in all of Europe except Germany, Belgium and Portugal. It is also approved in 16 additional countries including Canada and Australia. Patent protection for Fludara® in the United States will expire in 2003, and we expect a decrease in sales.

  Bonefos® (clodronate). Bonefos® is a second generation bisphosphonate for the treatment of hypercalcaemia and osteolysis due to malignancies. Bonefos® was developed by Leiras and was launched in Europe in 1990 and 1991. The product is available as an intravenous or an oral formulation. We market Bonefos® in several countries in Europe, the Middle East and Asia.

  Campath®/MabCampath™ (alemtuzumab). Campath® is a humanized monoclonal anti-CD52-antibody used for treatment of chronic lymphocytic leukemia (CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara® treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and failed Fludara® therapy. Campath® has been launched in the United States and Europe (trademark in Europe: MabCampath™). After recently acquiring the rights for Japan, China and the Asian-Pacific Basin we now have worldwide marketing rights to Campath® under a distribution and development agreement with ILEX Oncology, Inc. As a line extension a clinical phase III study in first-line CLL is ongoing.

Diagnostics&Radiopharmaceuticals

The following table sets forth selected products from our Diagnostics&Radiopharmaceuticals business area presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication/Description	2002	2001
			(€million)
Magnevist®	Gadopentate dimeglumine	MRI contrast medium	322	320
Iopamiron®	Iopamidol	X-ray contrast medium	299	356
Ultravist®	Iopromide	X-ray contrast medium	241	239

We are focused on the research, development and commercialization of imaging agents for the diagnosis of diseases and disorders. The Group's principal products in the Diagnostics&Radiopharmaceuticals business area include contrast media for use in X-ray, magnetic resonance imaging (MRI), radiopharmaceuticals for use in nuclear medicine as well as contrast medium application technologies.

We have engaged in the research and development of contrast agents for over 70 years. Contrast media are used by radiologists, cardiologists and other physicians to improve the outcomes of diagnostic imaging procedures. The contrast agent is generally administered to the patient by injection.

In the field of nuclear medicine, we have expanded our activities beyond research. In November 1999, we acquired Diatide, Inc., a company specialized in the research and development of radiopharmaceuticals in order to strengthen the Group's basis for radiopharmaceuticals. During April 2000, we acquired a 60% interest in the French company, CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market. In December 2001 we increased our ownership interest in the company to 100%. In July 2002 we acquired the Finnish company MAP Medical Technologies Oy. MAP Medical Technologies Oy is specialized in the development, manufacture and marketing of radiopharmaceuticals for the improved diagnosis and therapy of cancer as well as neurodegenerative and other diseases. MAP offers a wide range of radiopharmaceutical products, such as technetium and rhenium generators, iodine capsules and solutions and Dopascan™, an innovative neuroradiopharmaceutical for the diagnosis of Parkinson's disease.

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our subsidiary Medrad, Inc. We acquired Medrad in 1995 to enhance and strengthen the Group's expertise and capabilities with regard to contrast media application and other imaging related technologies. We believe that Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed axial tomography (CT), angiography and MRI.

X-Ray Contrast Media

  Iopamiron® (iopamidol). Iopamiron® is an extracellular non-ionic monomeric X-ray contrast agent primarily for intravascular use. The product was among the Group's top five products in terms of net sales in 2002 and one of the top-two selling X-ray contrast agents in Japan. We distribute Iopamiron® in Japan, France and Latin America under a license from Bracco S.p.A. We first launched Iopamiron® in Europe in 1984 and in Japan in 1986.

  Ultravist® (iopromide). Ultravist® is an extracellular non-ionic monomeric X-ray contrast agent for intravascular use. The product was among the Group's top five products in terms of net sales in 2002, and we believe Ultravist® is the leading X-ray contrast agent in Europe in terms of market share. Ultravist®, which was developed by us, was launched in Europe in 1985 and is currently marketed in over 70 countries worldwide.

MRI Contrast Media

  Magnevist® (gadopentetate dimeglumine). Magnevist® is an extracellular MRI contrast agent for cranial, spinal and body applications for patients of all age groups. The product was the first MRI contrast agent marketed and was among the Group's top five products in terms of net sales in 2002. We believe Magnevist® is the leading MRI contrast agent in the world in terms of market share. Magnevist®, which we developed, was launched in Europe, the United States and Japan in 1988 and is currently marketed in over 70 countries worldwide.

  Gadovist® 1.0 (gadobutrol). Gadovist® 1.0 is an extracellular MRI contrast medium. The product was first launched in Switzerland in 1999 for central nervous system indications. In addition, all member states of the European Union have approved Gadovist® 1.0 in a mutual recognition process, and it was launched in Germany in 2000 and in further European countries in 2001. In 2001, Gadovist® 1.0 was submitted for registration in Europe in the indication magnetic resonance angiography. Gadovist® 1.0 is also being developed for body indications and is currently in phase III clinical studies. Gadovist® 1.0 is particularly suited for such applications as perfusion imaging and high-dose studies.

  Resovist® (ferucarbotran). Resovist® is an MRI contrast agent for liver-specific imaging being developed for the improved detection and characterization of hepatic tumors. In fall 2001, Resovist® was launched in Switzerland, Sweden and Germany. Further European launches took place in 2002. Resovist® was also approved in Japan in 2002 and launched in December.

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

Radiopharmaceuticals for Nuclear Medicine

  Quadramet® (Sm-153 Lexidronam injection). Quadramet® is a therapeutic agent for the relief of bone pain in patients with metastatic bone lesions that image on conventional bone scan. Quadramet® consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EDTMP, which targets the drug to sites of new bone formation. We market the product in the United States and Europe.

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

Amersham plc has exclusive distribution and license rights to AcuTect® and NeoTect®in Europe, South Africa and certain countries in the Middle East.

Dermatology

The following table sets forth selected dermatology products presently marketed by the Group.

			Net Sales
Product	Active Ingredient(s)	Indication	2002	2001
			(€million)
Advantan®	Methylprednisolone aceponate	Eczema	35	33
Nerisona®/ Nerisona® C/ Tri-Nerisona®	Diflucortolone valerate/ Diflucortolone valerate, Chlorquinaldol/Diflucortolone valerate, Isoconazole nitrate, Neomycin sulfate	Corticoid responsive dermatoses	35	40
Travogen®/ Travocort®	Isoconazole nitrate/difluocortolone valerate	Superficial dermatomycoses	31	34
Skinoren®/ Finevin™	Acelaic acid cream	Mild to moderate acne	20	17
Neriproct®	Diflucortolone valerate, Lidocain	Hemorrhoids	18	20

The Group has been engaged in the area of Dermatology since we pioneered modern dermatological therapies with topical corticoids in the early 1950s. We are currently active in several of the most important dermatological indication fields, including eczema, mycoses, acne, psoriasis and hemorrhoids.

Our principal products in the Dermatology area are:

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

  Skinoren® (azelaic acid cream). Skinoren® (marketed in the United States as Azelex®/Finevin™) is used to treat mild to moderate inflammatory acne vulgaris. Skinoren® was launched in Europe in 1989 and in Latin America in 1995. In the United States, Azelex® is distributed by Allergan Inc. under a co-marketing arrangement since 1995. In 2001, we began co-marketing this product in the United States as Finevin™ Cream.

  Psorcutan® (calcipotriol). Psorcutan® is a vitamin D3 based topical product for the treatment of mild to moderate psoriasis. The product is available as ointment, cream or solution. Psorcutan® was developed by Leo Pharma A/S, Denmark and first launched in Germany in 1992. We have semi-exclusive rights to distribute Psorcutan® in Germany, Italy, Austria and Turkey under a licensing agreement which has been prolonged in 2001 until 2012.

  Psorcutan® Beta (combination calcipotriol and betamethasone diproprionate). Psorcutan® Beta is a combination of the vitamin D analogue calcipotriol and a potent corticosteroid for the treatment of mild to moderate psoriasis. The product which is formulated in an ointment base was first launched in Germany in November 2002. We expect to obtain additional marketing authorizations in Europe for the product during 2003. The semi-exclusive marketing and distribution rights for Psorcutan® Beta were acquired from LEO Pharma A/S, Denmark, for Germany, Italy, Austria and Turkey.

  Finacea™ (azelaic acid gel). Finacea™ is an improved formulation for the treatment of rosacea, a common skin disease that causes redness and inflamed pustules on the face. Rosacea represents an underserved market with currently limited therapy options. In the United States it was approved for the treatment of rosacea in December 2002. Finacea™ is expected to be available in the United States during the first quarter of 2003.

  Isotretinoin. Oral isotretinoin is the standard therapy for the treatment of severe acne. Isotretinoin was licensed from Cardinal Health (Europe) GmbH for Europe (except France), Latin America and Asia, while the marketing rights for the United States and Canada were acquired from Douglas Pharmaceuticals Ltd., New Zealand. The product has been submitted for registration in Europe, the United States and Latin America. We introduced isotretinoin under the trademark Lurantal® in Great Britain in 2002.

In June 2002, we ended our marketing and development agreement with the U.S. company DUSA Pharmaceuticals for the Levulan® PDT system. We concentrate our resources on other promising development projects for the treatment of disorders such as atopic dermatitis (allergic eczema), psoriasis, acne and rosacea.

RESEARCH AND DEVELOPMENT

Overview

Our research and development activities are focused primarily on four selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

  therapy of selected disabling and life threatening diseases.

  sensitive and highly specific diagnostics.

  gender specific health care products.

  treatments of severe skin disorders.

In our drug and target discovery efforts, we are committed to the application of cutting edge technologies, including gene therapy, gene discovery, functional genetics and pharmacogenomics, state-of-the-art combinatorial chemistry and high throughput screening methods. We have instituted several programs designed to optimize the research and development process in order to shorten the period of time from the start of early compound finding until the time that the product reaches the market.

Through a Corporate Research business area, we advance the global responsibilities in our worldwide research organization with the aim of linking knowledge, abilities and the promotion of innovation all over the world. This functional unit ensures that pharmaceutical research optimizes synergies between the scientific disciplines and technologies involved to enhance the discovery of drug development candidates. We have Research Centers in Europe, the United States and Japan. These centers provide for state-of-the-art drug discovery technologies for our four research business areas.

Collaboration Efforts

Besides our internal research and development efforts, we have made a strategic decision to engage in efficient collaborations. Thus, we continuously monitor drug and target discovery and new therapeutic principles in our four business areas and beyond for opportunities to enrich our product portfolio and to broaden our technology platform. We enter into licensing arrangements or otherwise acquire synergistic or value-added drugs and technologies. We have established a number of research and development cooperation networks with leading international academic and industrial partners, including biotechnology companies and major pharmaceutical companies.

The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner	Objective
Abbott Laboratories, Inc.	Topical immunomodulation against atopic dermatitis
Asahi Kasei Corporation	Treatment of chronic stable angina pectoris
Atugen AG	Genomics-antisense technology for target validation
Chiron Corporation	Dosage and application of beta interferon
EPIX Medical, Inc.	MRI contrast media
IDEC Pharmaceuticals Corp.	Radioimmunotherapy in hematological oncology (radiolabeled mAB)
ILEX Oncology, Inc.	Immunotherapy in hematological oncology (mAB)
INCYTE Pharmaceuticals, Inc.	Genomics-access to EST/gene database
Medarex Inc.	Fully human monoclonal antibody technology
MediGene AG	Vaccination for treatment of precancerous lesions of the cervix
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
Neurosciences Victoria Ltd.	Treatment of neurodegenerative disorders
Novartis International AG	Joint development of angiogenesis inhibitors (therapy of solid tumors)
Peregrine Pharmaceuticals, Inc.	Selective cancer diagnostics (vascular targeting agents)
Philogen S.r.l.	Diagnosis and therapy of solid tumors
The Population Council	Synthetic androgen for treatment of hypogonadism
Titan Pharmaceuticals, Inc.	Development of injectable cells producing dopamine for treatment of Parkinson's
University of Virginia	Identification of a new target for male contraception
Vertex Pharmaceutical (Europe) Ltd.	Development of small molecules for the treatment of neurodegenerative diseases

We have ownership interests in entities that perform basic research of special interest to the Group. These basic research entities maintain a close relationship with our research and development organization. The following table sets forth these entities, our ownership interest, and their field of research:

Institution	Ownership Interest	Research Field
metaGen Pharmaceuticals GmbH	42.6%	Identification of genes responsible for certain diseases. Current focus is breast and prostate cancer genes.

Research and Development Efforts

Expenditures on research and development increased 10% to €947m in 2002 from €864m in 2001.

€755m (80%) of our R&D expenses can be attributed to specific projects, and can be divided by Busines Area as follows: Gynecology&Andrology 23%; Specialized Therapeutics 43%; Diagnostics&Radiopharmaceuticals 18%; Dermatology 8%. R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management and indirect costs incurred in order to comply with regulations for registration. The following table sets forth, by business area, the research and development expense allocable to projects for the year ended December 31, 2002:

2002
(€million)
Research and Development Expense Allocable to Projects by Business Area:
Gynecology&Andrology	175
Specialized Therapeutics	327
Diagnostics&Radiopharmaceuticals	137
Dermatology	57
Other research projects	59
Total	755

Gynecology&Andrology

We are a pioneer in providing healthcare solutions for women and men and our products seek to meet the highest standards of efficacy, reliability and safety. In female healthcare, we have set highest quality standards with preparations for fertility control, menopause management and gynecological therapy. In fertility control, our research and development efforts are aimed to identify new modes of contraception (hormonal and non-hormonal), to reduce hormone dosages further, to improve tolerability, to develop new methods for application and to offer additional therapeutic benefits. For menopause management, we are developing products for the treatment of climacteric complaints and for the prevention and treatment of osteoporosis with a panel of treatment regime and a variety of choices regarding the active ingredients and the form of application (such as oral form, intrauterine systems and patches). In gynecological therapy (hormone therapy), we are developing a new treatment for endometriosis. We are also pursuing an andrological research program to identify approaches for male fertility control and to address age-related hormonal imbalances and corresponding disease processes in males.

The following table lists the principal products from the Gynecology&Andrology business area currently under development by the Group, their composition and current development status:

Product/Project	Composition	Status
Oral Contraceptives
E2 pill	Estradiolvalerate/Dienogest	Phase II
Yasmin® 20	Ethinylestradiol/Drospirenone	Phase III
Non-oral Contraceptives
FC patch	Gestodene/Ethinylestradiol	Phase III
Menopause Management
Climodien® 1/2	Estradiolvalerate/Dienogest	Phase III
Climara Pro™ (continuous combined)	Levonorgestrel/Estradiol transdermal system (patch)	U.S.: submitted
Climarelle™	Estradiol transdermal delivery system (patch)	Phase III
Endometrial protection under estrogen therapy	Levonorgestrel intrauterine system (IUS)	Phase III
Gynecological Therapy
Endometrion®	Therapy of endometriosis Dienogest (oral)	EU: submitted
Progesterone receptor modulator	Asoprisnil for treatment of endometriosis	Phase I/II
Oxybutynin releasing vaginal ring	Urge incontinence	Phase II
HPV vaccine	Prophylactic and therapeutic immunization cervical cancer	Phase I/II
Male Healthcare
Testosterone undecanoate (TU)	Androgen replacement (injection)	EU: submitted
Male fertility control	Gestagen/androgen	Phase II

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Oral Contraceptives

  E2 pill. The aim of this project is to broaden the contraceptive choice for women in their later reproductive life and to introduce natural estrogen (estradiol) in oral contraception. Premenopausal women are still at risk of pregnancy, so they need a reliable contraceptive. At the same time, pre- and perimenopause is characterized by the development of symptoms of hormone deficiency due to declining ovarian function. Such symptoms include irregular bleeding, hot flashes, night sweats, mood swings, vaginal dryness and fatigue. The process leading to osteoporosis in postmenopausal women starts by age 35-40, when bone resorption gradually exceeds bone formation. Thus, the premenopausal years are an important period during which to optimize bone mass preservation to reduce the risk of hip fractures during the postmenopause. With a pill containing estradiol and dienogest, we aim to provide an effective and safe contraceptive for the 35-50 year age group, with additional benefits regarding bone protection and alleviation of vasomotor symptoms. This product is currently undergoing phase II studies.

  Yasmin® 20. Yasmin® 20, a lower dose variation of Yasmin® containing the same dose of drospirenone but only 0.02 mg of ethinylestradiol, is currently in phase III clinical studies.

Non-Oral Contraceptives

  Patch for Fertility Control (FC Patch). The innovative FC Patch offers Schering AG the essential entrance into the sub-segment of patches within the fertility control market. This monophasic combined transdermal patch has a daily release rate of 18 µg ethinyl-estradiol and 50 µg gestoden. It will be renewed once a week, i. e. three patches (for 21 days) and one week off. The transdermal route of hormone administration will result in improved tolerability. Due to the excellent cosmetic appearance (small transparent matrix patch) and the convenience and user-friendliness ("no missed pills", once-a-week application) high compliance is anticipated. The product is in clinical study phase III.

Menopause Management

  Climodien 1/2. Climodien® 1/2 is the low dose variation of Climodien®, which is already on the market. It contains 1mg estradiol valerate combined with 2mg dienogest in a continuous combined regimen for the treatment of climacteric symptoms in the postmenopause. This lower dose preparation provides the prescribers with the option to titrate estrogen doses according to the women's individual needs without changing the gestagen component. Similar to Climodien®, Climodien® 1/2 provides excellent relief of menopausal symptoms and induces amenorrhoe reliably.

  Climara Pro™. As an alternative to oral continuous combined therapy, a combination patch with estradiol and levonorgestrel is being developed. This patch will only need to be renewed once a week and is intended for use in osteoporosis prevention and the treatment of climacteric complaints. The product has been submitted for registration in the United States and is planned to be submitted for registration in Europe in 2003. Although we received a not approvable letter from the United States Food and Drug Administration (FDA) for Climara Pro™ in 2002, we are currently undertaking all the necessary measures to ensure that approval will be granted.

  Climarelle™. Climarelle™ is an ultra-low dose patch with an estradiol delivery rate of 12.5 µg/day. The size of the patch is only 3.25 cm2 and the product has an excellent cosmetic appearance. The patch is indicated for osteoporosis prevention, particularly for women in the late postmenopausal stage of the climacterium. No endometrial stimulation is expected and no progestogens will need to be given. Climarelle™ is expected to be submitted for registration in 2003.

  Endometrial protection under estrogen therapy. We are developing an intrauterine system (IUS) for women in the climacterium. The technology of the IUS has been used successfully for contraception for some years with the product Mirena® and also to protect the endometrium of women in the perimenopause who are receiving estrogen replacement therapy. Women in the postmenopause no longer require contraception. For these women, a smaller version of the IUS is being developed as the uterus shrinks considerably after menopause. The smaller IUS also releases levonorgestrel. If a woman in the postmenopause is on estrogen replacement therapy, this IUS prevents excessive growth of the uterine lining. Since this IUS is a local application, it also avoids the possible side effects of a gestagen. The project is currently in clinical phase III.

Gynecological Therapy

  Endometrion®. Endometrion® is a product specifically targeted for convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a progestogen with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as effective as GnRH-agonists but with a lower incidence of progestogenic and estrogen deficiency-related side effects. Treatment is recommended for 24 weeks, but long-term use will be possible. Cost-effectiveness of long-term treatment is an additional benefit. Endometrion® has been submitted for registration in Europe in 2002.

  Progesterone receptor modulators. With asoprisnil we will introduce an entirely new substance class for the treatment of endometriosis. Pharmacologically, these substances demonstrate both progesterone antagonistic and partially agonistic properties. Progesterone receptor modulators show a combined antiproliferative and atopic effect on the endometrium. This effect holds true for endometrial tissue outside the uterine cavity. The major advantage of progesterone receptor modulators is their improved side-effect profile and their potential for long-term use. The product is expected to be submitted for registration in 2006.

  Oxybutynin releasing vaginal ring for the treatment of urinary urge incontinence. Effective local medical treatment of urinary incontinence is a long standing need. The overactive bladder, which can seriously impair quality of life, is typically treated with oral anticholinergic drugs which, however, have undesirable systemic effects, such as dry mouth and constipation. We expect from our flexible vaginal ring – loaded with oxybutynin – a distinctly better efficacy and side-effect profile. The product is expected to be submitted for registration in 2007.

  Therapeutic vaccine for the treatment of precancerous lesions of the cervix (Anti-HPV vaccine). We cooperate with MediGene AG in developing a therapeutic vaccine for the treatment of precancerous lesions of the cervix caused by human papilloma viruses (HPV). Cervical carcinoma is the second most common cancer in women. Cervical cancer and precancerous lesions of the cervix are associated with human papilloma virus. Despite extensive screening, there are more than 450,000 cases of cervical cancer and 350,000 annual deaths reported worldwide every year. About 1-4% of the female population have high grade cervical dysplasia. The present treatments available for precancerous lesions are often invasive and may cause infertility or some disorders in following pregnancies. A therapeutic vaccine could offer a treatment without side effects to women with precancerous lesions who are at risk for progression to cervical cancer. The project is in phase I/II of clinical studies.

Male Healthcare

Testosterone is the most important androgen (male sex hormone). Testosterone deficiency (hypogonadism) may result from genetic abnormalities, injury and various diseases as well as from the decline in the production of testosterone with increasing age. Clinical studies have shown that the replacement therapy in hypogonadal males benefits muscle mass and function, body composition (increase in lean mass and decrease in fat mass), bone density, sexual motivation and mental capabilities.

  Testosterone undecanoate (TU). We have developed a new formulation of TU for intramuscular injection which has two major advantages compared to previously available preparations. Firstly, the release pattern is well controlled so that the blood concentrations will stay within the desired physiological level. Secondly, the duration of action could be extended considerably. TU needs to be injected only four times per year instead of approximately 20 injections of testosterone enanthate, the current standard therapy. We are planning to launch the product in Europe in 2004 with further countries following soon thereafter. For use in male contraception, TU is considered the best candidate to serve as the androgenic component in combination with a gestagen.

  Male Fertility Control. For years, our research has been looking for approaches to hormonal and non-hormonal contraception for men. The most advanced research project is male hormonal contraception based on suppression of sperm formation by exogenous gestagens and androgens. In November 2002, we signed a co-development agreement with the Organon division of Akzo Nobel nv to develop the first hormonal male fertility control product. To develop the product we will contribute a testosterone depot injection and Organon will contribute a gestagen implant. This development program is believed to take approximately five to seven years. We are currently also pursuing other non-hormonal possibilities in early basic research.

Specialized Therapeutics

Our current research and development efforts in Specialized Therapeutics are focused on the central nervous system, cardiovascular diseases and oncology.

The following table lists the principal products from the Specialized Therapeutics business area currently under development by the Group, their composition and current development status:

Product/Project	Indication/Description	Status
Central Nervous System
Mesopram™	Oral treatment of multiple sclerosis	Phase II
NS-7	Stroke-related brain damage	Phase II
Spheramine	Advanced stages of Parkinson’s disease	Phase II
Cardiovascular System
Ventavis®	Pulmonary hypertension	EU: submitted
AGT-MI	Stable angina pectoris	Phase II/III
Fasudil oral	Chronic stable angina pectoris	Phase II
Oncology
Zevalin®	Non-Hodgkin's lymphoma	EU: submitted
MS-209	Breast and lung cancer	Phase III
VEGFR-TK inhibitor	Colon cancer and various solid tumors	Phase III
Leukine®	Crohn’s disease	Phase II

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

  Spheramine. In cooperation with Titan Pharmaceuticals we are developing Spheramine in phase II for the treatment of patients with advanced Parkinson’s disease. Spheramine represents an innovative cell therapy consisting of retinal pigment epithelial cells that are administered via surgical injection into the brain. It is designed to deliver dopamine to the regions of the brain affected by Parkinson’s disease.

The development of Pirfenidone (oral treatment of multiple sclerosis) will be discontinued because other priorities require a shift in resources.

Cardiovascular System

  Ventavis.® Iloprost, which is the active ingredient of Ventavis®, is a stable analogue of prostacyclin for the therapy of pulmonary hypertension, a disease with an extremely high need for an acute and effective treatment. Inhalation should provide a rapid response and a high tolerability. A study demonstrated significant superiority of iloprost over placebo. Iloprost has been developed under orphan drug status for pulmonary hypertension in Europe and submitted for registration to the EMEA. Iloprost is being marketed as Ilomedin® for peripheral arterial occlusive disease (PAOD).

  AGT-MI. AGT-MI is an angiogenic gene therapy using the FGF-4 gene. The program is currently in phase IIb/III clinical development for stable angina pectoris.

  Fasudil. We have in-licensed the innovative cardiovascular active substance fasudil from the Japanese pharmaceutical company Asahi Kasei Corporation. An oral formulation of fasudil is in Phase IIa clinical development for the treatment of angina pectoris. Our licensing rights include rights for marketing and sales of the intravenous and oral formulation of fasudil in the United States and Europe.

The development of our Factor Xa inhibitor for the prevention of thrombosis in acute coronary syndromes will be discontinued because other priorities require a shift in resources.

Oncology

  Zevalin®. In addition to our Fludara® line extensions and Campath® within the field of hematological oncology, our primary development efforts in the field of hematological oncology is Zevalin®. Zevalin® is an yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma (NHL). The mechanism of action is ß-radiation by yttrium-90, which is linked to the antibody. The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin® therapy, peripheral B-cells need to be cleared by a low dose of rituximab (produced by Genentech/La Roche). Zevalin® shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies and also for patients refractory to rituximab. In February 2002, the FDA has approved Zevalin® for follicular, B-cell low-grade NHL patients no longer responding to rituximab. In Europe, Zevalin® was submitted for registration in January 2001. The Group has worldwide rights to Zevalin®, excluding the United States. Clinical development studies for first-line follicular low-grade NHL and second-line aggressive lymphoma are ongoing.

  MS-209. Our multidrug resistant modulator is currently in phase III clinical trials in Japan and in phase I clinical trials in the United States and Europe. It is under development for patients with breast and non-small cell lung cancer.

  VEGFR-TK inhibitor. This product is in phase III of clinical development for the treatment of solid tumors, e.g. colon cancer. It is an anti-angiogenic compound that we are developing in collaboration with Novartis. It stops blood vessels from branching off to supply tumor tissue. This prevents tumor growth by cutting off its supply of nutrients and oxygen.

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant based on a granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine® is currently being studied for use in treating Crohn’s disease. Crohn’s disease is a chronic and serious inflammatory disease of the gastrointestinal tract. It can affect any part of the digestive tract from the mouth to the anus. The inflammation extends deep into the lining of the affected organ, which can cause pain and frequent bowel movements. Leukine® is believed to stimulate specific immune system cells in the gastrointestinal tract that might be impaired in patients with Crohn’s disease.

We have discontinued the development of ADI-PEG (hepatoma/melanoma) since clinical trials have shown no consistent clinical effect.

Diagnostics&Radiopharmaceuticals

We believe that we are a world leader in the field of in-vivo diagnostic imaging, providing innovative X-ray and magnetic resonance imaging products. Our current research and development projects are directed towards disease specific and functional imaging products that provide an even more accurate and earlier detection of tumors and central nervous system and cardiovascular diseases (sensitive perfusion imaging) as well as molecular imaging of inflammatory and proliferative processes. With our acquisitions of the research and development-based companies Diatide, Inc. and CIS bio international, specialized in the field of radiopharmaceuticals, we broadened our technology platform in molecular and functional diagnostics.

The following table lists the principal diagnostic and radiopharmaceutical products currently under development, their indications or area of use and current status:

Product	Indication/Description	Status
Eovist®	MRI contrast agent/liver imaging	Phase III
EU: submitted
Supravist®	MRI contrast agent/cardiovascular	Phase III
MS-325	MRI contrast agent/cardiovascular	Phase III
Dopascan™	Radiopharmaceutical/Parkinson’s disease	EU: submitted

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  Eovist® (gadoxetic acid). Eovist® is an MRI contrast agent for liver-specific imaging being developed for the detection and characterization of hepatic tumors in T1-weighted images. The trademark Eovist® might be exchanged for another one in the future.

  Supravist® (terucarbotran). Supravist® is an MRI contrast agent which is being developed for diagnosing diseases of the vasculature.

  MS-325. MS-325 is an MRI contrast agent being developed for diagnosing diseases of the vasculature. The product is being developed in cooperation with EPIX Medical Inc. By obtaining the exclusive sales and marketing rights in Japan in January 2001, we now own these rights for MS-325 worldwide.

  Dopascan™. Dopascan™ is a radiopharmaceutical, which enables an early and reliable differential diagnosis of Parkinson’s disease versus other diseases with Parkinson-like clinical symptoms. It also supports the right patient management and the assessment of the severity of the disease which will be important for therapy guidance.

We discontinued the development of Cisnoet™, as the expected product profile did not fully comply with our requirements.

Dermatology

Our current research and development efforts in the Dermatology business area are focused on eczema, acne and psoriasis.

The following table lists the principal products from the Dermatology business area currently under development by the Group, their indications and current status:

Product	Indication	Status
Tisocalcitate	Psoriasis (mild to moderate)	Phase II
Ascrolimus	Atopic dermatitis	Phase I
Calcithiazol	Psoriasis (moderate to severe)	Preclinical

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  Tisocalcitate (calcitriol analogue). Tisocalcitate is a proprietary compound which is being developed as an ointment formulation for the treatment of plaque type psoriasis. The product is intended to become our first dermatology product to be marketed worldwide. Phase I studies were successfully completed in 2002. Phase II clinical studies have been initiated in early 2003.

  Ascrolimus (ascomycin derivative). Ascrolimus belongs to a new class of active ingredients known as topical immunomodulators for the treatment of atopic dermatitis. Atopic dermatitis is a skin disease which affects adults and children including infants. We are one of three companies competing with this new class of compounds. In 2002, extensive preclinical studies were successfully completed. Phase I clinical studies are scheduled to begin during the first half of 2003. Worldwide development and marketing rights for this innovative compound were acquired from Abbott Laboratories, Inc. in early 2001.

  Calcithiazol (calcitriol analogue). Calcithiazol is a vitamin D derivative being developed for patients affected by moderate and severe psoriasis. It is our first development of an oral formulation for the treatment of psoriasis. Preclinical activities are ongoing.

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

Research and Development Centers

The Group operates nine research and development centers in Europe, the United States and Japan which employ over 4,000 persons. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location	Research and Development Areas
Berlin, Germany	Diagnostics&Radiopharmaceuticals
Gynecology&Andrology
Specialized Therapeutics (oncology and neuro-degenerative diseases)
Dermatology (inflammatory skin disorders, including eczema and psoriasis)
Jena, Germany	Gynecology&Andrology
Turku, Finland	Gynecology&Andrology (new modes of application)
Saclay, France	Radiopharmaceuticals
Richmond, California	Oncology, CNS/immunology (including MS), selected cardiovascular diseases and dermatology
Seattle, Washington	Oncology, Crohn’s disease
San Diego, California	Cardiovascular diseases
Indianola, Pennsylvania	Medical devices for diagnostic applications (including vascular injection systems)
Londonderry, New Hampshire	Radiopharmaceuticals
Osaka, Japan	Diagnostics (MRI)
Mobara, Japan	Specialized Therapeutics (oncology, cardiovascular and central nervous system diseases)

GROUP ORGANIZATION

Business Areas

Our business areas for Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology coordinate the development of our product portfolio. The business areas generally have the following objectives:

  establish overall portfolio strategy

  establish targets and direction of in-house research.

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

See Note 33 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 2002, 2001 and 2000. See "Item 5-Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for 2002, 2001 and 2000.

The following table sets forth the net sales for each of the Group's five geographic segments and the Other Activities segment for the three years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales by Segment:
Europe Region	2,357	2,183	2,008
United States Region	1,282	1,113	992
Japan Region	579	663	670
Latin America/Canada Region	430	511	474
Asia/Middle East Region	224	213	198
Other Activities	151	159	151
Total	5,023	4,842	4,493

Europe Region

Overview

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand and our African export markets (excluding Egypt, Libya and the Sudan). The headquarters of the Europe Region are located in Berlin, Germany. The Group's operations in Europe have been enhanced by a number of key acquisitions in recent years, including Leiras Oy (1996), Jenapharm (1996/2001), CIS bio international (2000/2001) and MAP Medical Technologies Oy, which we acquired in July 2002. CIS specializes in the development, production and distribution of radiopharmaceuticals with MAP complementing those activities in the Nordic countries.

The Europe Region accounted for approximately 47% of the Group's net sales in 2002. As of December 31, 2002, the Europe Region employed 8,210 persons. The increase in personnel compared to 2001 is due to the inclusion of personnel employed at our production site in Weimar, Germany.

The following table sets forth net sales by business area of the Europe Region for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales Europe Region by Business Area:
Gynecology&Andrology	921	845	765
Specialized Therapeutics	843	749	690
Diagnostics&Radiopharmaceuticals	450	442	408
Dermatology	132	135	131
Other Sources	11	12	14
Total	2,357	2,183	2,008

The following table sets forth net sales by country for the Europe Region for years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales by Country:
Germany	571	532	504
France	306	286	253
Great Britain	152	146	137
Italy	268	249	231
Spain	188	178	154
Finland	118	117	111
Other	755	675	618
Total	2,357	2,183	2,008

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

Products

The following table sets forth our top-selling products in 2002 and in 2001 in the Europe Region. These products represented 51% of the total net sales for the Europe Region in 2002 (51% in 2001).

	Net Sales 2002	Percentage Change from 2001	Net Sales 2001	Percentage Change from 2000
	(€million)		(€million)
1. Betaferon®	372	14	326	10
2. Diane®	158	6	149	3
3. Ultravist®	148	2	145	(1)
4. Mirena®	92	14	80	19
5. Magnevist®	92	9	84	7
6. Meliane®	90	15	79	20
7. Androcur®	79	1	78	(2)
8. Microgynon®	60	4	58	13
9. Femovan®	58	(2)	60	(1)
10. Yasmin®	54	96	28	1,071
Total	1,203		1,087

Marketing and Distribution

Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

The following table sets forth the main target groups for the marketing of our products in the Europe Region:

Gynecology&Andrology	gynecologists, general practitioners
Specialized Therapeutics	neurologists, oncologists, hematologists, hospitals, urologists
Diagnostics&Radiopharmaceuticals	radiologists, nuclear physicians, urologists, cardiologists, hospitals
Dermatology	dermatologists, general practitioners

Our products are marketed by 2,203 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the Internet.

We generally distribute our products through wholesalers, pharmacies or directly to the target groups.

We actively seek, where appropriate, to supplement the efforts of our sales force through copromotion arrangements and co-marketing arrangements. We have a co-marketing agreement with the Wyeth, Inc. for the oral contraceptive substance gestodene for the Europe Region (other than South Africa, Australia and New Zealand). We also have several co-promotion agreements for specific countries, including iloprost in Italy and contrast media products in Spain.

Production

In Europe, we produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany and three smaller facilities in Germany, Finland and Spain. The Bergkamen facility is presently operating at high capacity. These European production facilities produce much of the requirements for all of the Group's regions.

In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 2002, the location of, and dosage form produced at, our production facilities in the Europe Region.

Dosage Form	Location
Solids	Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Vienna, Austria; Milan, Italy
Liquids/Parenterals	Berlin, Germany; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland

(1) Implants, intrauterine systems

For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Restructuring Program".

Capital Expenditures

Capital expenditures for the Europe Region were €115m in 2000, €167m in 2001 and €202m in 2002. We spent these expenditures mainly in the areas of production facilities (including the European Production Initiative) and distribution facilities and to modernize information technology. Capital expenditures are expected to total €230m in 2003 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

United States Region

Overview

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex Laboratories, Inc. as well as injection systems and disposable products through our subsidiary Medrad, Inc. As discussed under "Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

Schering Berlin Inc. is the management holding company for the United States interests of Schering AG. Through its operating subsidiaries, Schering Berlin supports Schering AG's strategic global interests in pharmaceuticals and medical devices. Located in Montville, New Jersey, Schering Berlin provides specialized management expertise and develops long range plans for its United States subsidiaries. Schering Berlin has four principal subsidiaries:

Berlex Laboratories, Inc. Located in Wayne and Montville, New Jersey, Richmond, California, Londonderry, New Hampshire as well as Seattle and Bothell, Washington. Berlex Laboratories is committed to marketing products from the business areas of Diagnostics&Radiopharmaceuticals, Gynecology&Andrology and Specialized Therapeutics to the United States, and has recently established the business area Dermatology.

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

Berlipharm, Inc. Berlipharm, Inc. centralizes various U.S. operations which provide services to Schering AG with respect to aspects of Schering AG’s global business. In particular, Berlipharm currently provides services to Schering AG in the following areas: Specialized Therapeutics, Global Patents and Corporate Business Development.

Collateral Therapeutics, Inc. Collateral focuses on the research and development of angiogenic gene therapy products based on their technology platform that includes a portfolio of therapeutic genes, vectors and proprietary methods of gene therapy to enhance cardiac function. We acquired a 100% ownership interest in Collateral Therapeutics, Inc. in July 2002.

The United States Region accounted for approximately 25% of the Group's net sales in 2002. As of December 31, 2002, the United States Region has 3,627 employees (including 1,015 sales representatives). The increase in the number of persons employed in the United States Region was mainly due to the acquisition of Collateral Therapeutics, Inc. as well as the acquisition of production and research facilities in connection with the acquisition of Leukine®.

The following table sets forth net sales by business area of the United States Region for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales United States Region by Business Area:
Gynecology&Andrology	252	187	152
Specialized Therapeutics	561	485	482
Diagnostics&Radiopharmaceuticals	460	437	357
Dermatology	9	4	1
Total	1,282	1,113	992

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

  Impact of market entry of competing generic products, particularly in the Gynecology&Andrology business area (including oral contraceptives and Climara®) and in the Specialized Therapeutics business area (including Betapace® and Fludara® ).

We believe that the key competitive strengths of the United States business are our know-how in building new markets and high-quality customer service.

Products

During 2002, approximately 80% of our net sales in the United States Region were generated from sales of products from the Specialized Therapeutics and Diagnostics&Radiopharmaceuticals business areas. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of fertility control, hormone therapy, contrast media, specialized therapeutics and dermatology.

The following table sets forth our top-selling pharmaceutical products in 2002 and in 2001 in the United States Region. These products represented 57% of the total net sales for this segment in 2002 (61% in 2001).

	Net Sales 2002	Percentage Change from 2001	Net Sales 2001	Percentage Change from 2000
	(€million)		(€million)
1. Betaseron®	336	18	285	16
2. Magnevist®	145	2	142	28
3. Yasmin®	95	454	17	*
4. Fludara®	82	17	70	9
5. Climara®	71	(16)	85	5
Total	729		599

* Yasmin® was launched in our United States Region in 2001

Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of €263m in 2002.

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the United States Region:

Specialized Therapeutics	neurologists, oncologists, cardiologists, hematologists, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, hospitals, free standing imaging centers
Gynecology&Andrology	gynecologists, selected primary care physicians
Dermatology	dermatologists
Medrad	radiologists, hospitals

Our pharmaceutical products are marketed by our 1,015 sales representatives as well as additional contract sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-consumer campaigns to increase awareness in the market. Due to the broadening of our product line in the United States Region, including the launch of the oral contraceptive Yasmin® and the intrauterine system Mirena®, we significantly expanded the size of our sales force.

We generally distribute pharmaceutical products through wholesalers and pharmacies or directly to end-consumer groups. We have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers.

Medrad markets its products to target groups through its own sales force located in its major markets. Products are also marketed to end-customer groups indirectly through original equipment manufacturers (OEMs), group purchasing organizations (GPOs) and managed care groups. Third-party distributors serve Medrad's smaller markets.

Production

The pharmaceutical products we market in the United States Region are generally manufactured by the Group's European facilities or under various manufacturing agreements with third parties. We operate two pharmaceutical production plants in the United States Region. One plant, located in Wayne, New Jersey, produces and packages solid and special dosage forms. A second plant located in Bothell, Washington, produces Leukine®.

Medrad develops and manufactures its products at its facility in Indianola and Pittsburgh, Pennsylvania.

Capital Expenditures

Capital expenditures for the United States Region were €33m in 2000, €28m in 2001 and €44m in 2002. Capital expenditures are expected to total €40m in 2003.

In addition to information technology and research equipment purchases, capital projects currently in progress include the expansion of the clinical production area in Richmond, California, to support upcoming clinical trials. Expenditures for Medrad include an expansion of its manufacturing facility in Indianola and Pittsburgh, Pennsylvania.

Japan Region

Overview

The geographic segment referred to in this annual report as the Japan Region comprises the geographical territory of Japan and comprises the business of Nihon Schering K.K. in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive. The Japan Region accounted for approximately 12% of the Group's net sales in 2002. As of December 31, 2002, the Japan Region has 1,592 employees (including 745 field staff).

Until recently, our Japanese business was primarily concentrated in diagnostics. In March 2000, we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals, Inc. which was merged into Nihon Schering K.K. as of January 1, 2001. Mitsui Pharmaceuticals has been focussing on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. The acquisition of Mitsui Pharmaceuticals has enabled us to expand our Specialized Therapeutics business faster than through building a competent research and development as well as sales capacity in the therapeutics field over time. As part of the Group’s acquisition of CIS bio international we acquired CIS Diagnostic K.K. in 2000.

The following table sets forth the net sales by business area of the Japan Region for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales Japan Region by Business Area:
Gynecology&Andrology	30	29	26
Specialized Therapeutics	129	145	126
Diagnostics&Radiopharmaceuticals	386	451	475
Dermatology	34	38	43
Total	579	663	670

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

  Increasing competition from generics.

We believe that the key competitive strengths of the Japan Region's business are the flexibility of our sales force to market products from any of our four business areas, our strong market presence and reputation in diagnostics, and our proven ability to develop our pipeline of diagnostics and radiopharmaceuticals, specialized therapeutics and fertility control and hormone therapy products.

Products

The following table sets forth our top selling products in 2002 and in 2001 in the Japan Region. These products represented 67% of the total net sales for this segment in 2002 (68% in 2001).

	Net Sales 2002	Percentage Change from 2001	Net Sales 2001	Percentage Change from 2000
	(€million)		(€million)
1. Iopamiron®	261	(16)	311	(4)
2. Magnevist®	63	(12)	72	(6)
3. Aspenon®	24	(17)	30	13
4. Betaferon®	23	53	15	1,465
5. Ultravist® (Proscope®)	19	(3)	20	(18)
Total	390		448

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Japan Region:

Diagnostics&Radiopharmaceuticals	hospital and general practitioner radiologists, urologists, neurosurgeons, cardiologists; clinical laboratories
Specialized Therapeutics	hospital internists, surgeons, neurosurgeons, neurologists, cardiologists, urologists, gynecologists; oncologists, hematologists, general practitioner internists and surgeons
Dermatology	hospital and general practitioner dermatologists, surgeons
Gynecology&Andrology	hospital gynecologists; general practitioner gynecologists and internists

Our products are marketed to their customers by our 745 field staff. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

We have marketed with Tanabe Seiyaku Co., Ltd. the ACE-inhibitor Novarok® (cardiovascular) and with Yamanouchi Pharmaceutical Co., Ltd. the low-dose oral contraceptive Libian® (the trademark under which Triquilar® is marketed). Additionally, we have a co-promotion agreement with Tanabe for our ultrasound contrast agent Levovist®. We also distribute Proscope®, the Japanese brand name for the X-ray contrast medium Ultravist®, to Tanabe.

Production

We mostly distribute products in Japan that are manufactured by the Group's European facilities. The packaging of these products takes place at our site in Osaka. Furthermore, we operate a production plant in Mobara, which is engaged in manufacturing and packaging of certain therapeutic products. The packaging and distribution of radiopharmaceuticals is carried out at a smaller site in Sakura.

We produce and distribute Iopamiron®, our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually-determined price of iopamidol, the active ingredient of Iopamiron®, have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5-Operating and Financial Review and Prospects-Results of Operations-2002 Compared to 2001-Results of Operations by Segment-Japan Region" and "-2001 Compared to 2000-Results of Operations by Segment-Japan Region".

Capital Expenditures

Capital expenditures for the Japan Region were €16m in 2000, €8m in 2001 and €7m in 2002. Capital expenditures are expected to total €7m in 2003.

Expenditures were spent mainly in the areas of production facilities and the modernization of information technology.

Latin America/Canada Region

Overview

The Group's geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 14 subsidiaries in the major countries of the region. The Latin America/Canada Region accounted for approximately 9% of the Group's net sales in 2002. As of December 31, 2002, the Latin America/ Canada Region has 2,511 employees (including 975 sales representatives).

The following table sets forth the net sales by business area of the Latin America/Canada Region for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales Latin America/Canada Region by Business Area:
Gynecology&Andrology	292	340	303
Specialized Therapeutics	73	84	83
Diagnostics&Radiopharmaceuticals	33	45	49
Dermatology	26	33	29
Other Sources	6	9	10
Total	430	511	474

The following table sets forth net sales by country for the Latin America/Canada Region for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales by Country:
Brazil	124	137	143
Mexico	80	91	79
Canada	68	66	61
Colombia	38	37	32
Argentina	28	75	69
Venezuela	23	32	23
Others(1)	69	73	67
Total	430	511	474
(1) Others includes Uruguay, Peru, Chile, Ecuador, Caribbean countries, Bolivia, Guatemala and Central America.

Among the factors that have affected, or may affect, the business of the Latin America/ Canada Region are:

  Adverse exchange-rate effects in all major markets in Latin America.

  Impact of market entry of competing generic products, which entry is encouraged by the governments of the region.

  Direct and indirect price controls imposed by regulatory authorities.

  Factors generally associated with operating in developing countries, including the risk of political and economic instability, such as the recent economic crises in Argentina, Brasil, Venezuela and Uruguay, our major markets in Latin America.

We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  In the area of fertility control, our specialized sales force, franchise and expertise.

  In Latin America, our leadership position in fertility control and diagnostics, and our strong market position in menopause management and dermatology.

  In Canada, our strong market position in specialized therapeutics, particularly the treatment of multiple sclerosis and oncology, and our strong efforts in fertility control and menopause management.

Products

The following table sets forth our top-selling products in 2002 and in 2001 in the Latin America/Canada Region. These products represented 46% of the total net sales for this segment in 2002 (45% in 2001).

Dosage Form	Location
Solids	Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Vienna, Austria; Milan, Italy
Liquids/Parenterals	Berlin, Germany; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

Gynecology&Andrology	gynecologists, obstetricians, general practitioners, endocrinologists, hospitals.
Specialized Therapeutics	oncologists, hematologists, urologists, neurologists, hospitals.
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, selected hospitals.
Dermatology	dermatologists.

Our products are marketed by 975 sales representatives in almost all of the countries of the Latin America/Canada Region. Each of our 14 subsidiaries has its own marketing organization, which is supported by regional headquarters in the areas of strategy development, the coordination of new product introductions as well as in-licensing activities. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the internet, call center and a direct-to-consumer campaign in Canada.

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

The following table sets forth, as of December 31, 2002, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region.

Dosage Form	Location
Solids	Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Vienna, Austria; Milan, Italy
Liquids/Parenterals	Berlin, Germany; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland

Capital Expenditures

Capital expenditures for the Latin America/Canada Region were €16m in 2000, €21m in 2001 and €23m in 2002. Capital expenditures are expected to total €18m in 2003.

Expenditures were spent mainly in the areas of production facilities and distribution facilities and modernization of information technology. We are currently renovating our production facility in São Paulo, Brazil, in order to modernize our production operations. The estimated cost of the project, which is expected to be completed in 2003, is €11m.

Asia/Middle East Region

Overview

The geographic segment referred to in this annual report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Near and Middle East, Egypt, Libya and the Sudan. Turkey and the countries of Central Asia (including the Commonwealth of Independent States members) are not included in the Asia/Middle East Region. The headquarters of the Asia/Middle East Region are located in Berlin, Germany, and manage the operations of our subsidiaries in South Korea, China, Taiwan, Thailand, Indonesia and the Philippines and our branch offices and distributors in all the other major countries of the region. The Asia/Middle East Region also operates production facilities in South Korea, China and Indonesia. The Asia/Middle East Region accounted for approximately 4% of the Group's net sales in 2002. As of December 31, 2002, the Asia/Middle East Region has 1,413 employees (including 593 sales representatives).

The following table sets forth the net sales by business area of the Asia/Middle East Region for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales Asia/Middle East Region by Business Area:
Gynecology&Andrology	93	81	81
Specialized Therapeutics	30	27	20
Diagnostics&Radiopharmaceuticals	77	77	71
Dermatology	14	15	15
Other Sources	10	13	11
Total	224	213	198

The following table sets forth net sales by country for the Asia/Middle East Region for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales by Country:
South Korea	62	54	48
China	22	24	20
Indonesia	18	20	22
Taiwan	17	17	18
Thailand	17	15	15
Saudi Arabia	14	13	10
Other	74	70	65
Total	224	213	198

Among the factors that have affected, or may affect, the business of the Asia/Middle East Region are:

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

We believe that the key competitive strengths of our business in the Asia/Middle East Region are:

  Our specialized product portfolio, particularly in diagnostics and radiopharmaceuticals as well as fertility control and hormone therapy.

  Our strong market presence and high market share in diagnostics and radiopharmaceuticals as well as fertility control and hormone therapy.

Products

The following table sets forth our top-selling products in 2002 and in 2001 in the Asia/Middle East Region. These products represented 49% of the total net sales for this segment in 2002 (49% in 2001).

	Net Sales 2002	Percentage Change from 2001	Net Sales 2001	Percentage Change from 2000
	(€million)		(€million)
1. Ultravist®	55	5	53	13
2. Diane®	17	23	14	20
3. Magnevist®	14	3	14	10
4. Femovan®	13	13	12	9
5. Microgynon®	11	4	11	(12)
Total	110		104

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Asia/Middle East Region:

Gynecology&Andrology	gynecologists, general practitioners, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, hospitals
Specialized Therapeutics	general practitioners, oncologists, hematologists, hospitals

Our products are marketed by 593 sales representatives located in all of the major markets of the Asia/Middle East Region. Our local sales and marketing organizations receive support from our Asia/Middle East Region headquarters in Berlin. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

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

The following table sets forth, as of December 31, 2002, the location of, and dosage forms produced by our four production facilities in the Asia/Middle East Region.

Dosage Form	Location
Solids	Jakarta, Indonesia Nanjing, China
Semi-solids	Jakarta, Indonesia Ansung, South Korea
Liquids	Guangzhou, China Jakarta, Indonesia Ansung, South Korea
Others(1)	Guangzhou, China

(1) Intrauterine systems

We also license the production of certain of our products in Pakistan and India for sale in the local markets.

Capital Expenditures

Capital expenditures for the Asia/Middle East Region were €4m in 2000, €5m in 2001 and €4m in 2002. Capital expenditures are expected to total €4m in 2003.

Expenditures were mainly spent for upgrading of production facilities and the modernization of information technology.

Other Activities

The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharmaceutical chemicals. The Other Activities segment accounted for approximately 3% of the Group's net sales in 2002.

The following table sets forth the net sales by business of the Other Activities segment for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€million)
Net Sales by Sub-Segment:
Pharmaceutical chemicals	121	118	116
Other	30	41	35
Total	151	159	151

Pharmaceutical chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical chemicals engages in the sale to third parties of intermediates and active pharmaceutical ingredients produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharmaceutical chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, progestogens, androgens, corticosteroids, intermediates and tailor- made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 54% and 41%, respectively, of Pharmaceutical chemicals' net sales during 2002.

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

Gynecology&Andrology

We primarily compete in special markets in the areas of hormonal contraception and menopause management for women. Our principal competitors in these markets are Wyeth, Inc., Johnson & Johnson's Ortho division, Novartis International AG, the Organon division of Akzo Nobel nv as well as Barr Laboratories Inc. and Watson Pharmaceuticals Inc. The hormonal contraception market is generally concentrated among the top manufacturers while the hormone therapy market is more diversified, particularly in Europe.

The key competitive factors include price, product safety and product characteristics, such as additional therapeutic benefits in oral contraceptives, for example, acne control, counterbalance of water retention or triggering general well-being. We expect that the hormonal contraception market may experience an extension into additional age groups as the market acceptance of hormonal/intrauterine systems increases in the future. In the hormone therapy area for menopause management, the availability of a comprehensive product portfolio for the various therapeutic regimen (sequential and continuous) and alternative routes of application (oral, transdermal and IUS) is also a key competitive factor.

The potential market for menopause management products will grow as the demographic shift to a higher proportion of older age groups continues. The demand for hormone therapy products should increase as these age groups suffer not only from menopausal symptoms but also from an accelerated loss of bone mass, which can be prevented with hormones such as estradiol.

Our principal competitors in male healthcare are Pharmacia Corporation, the Organon division of Akzo Nobel nv and The Bristol-Myers Squibb Company.

Specialized Therapeutics

The global markets for our specialized therapeutics products are highly competitive and include large as well as smaller niche competitors. Our major competitors include Biogen, Inc., Serono International S.A./Pfizer Inc. and Aventis S.A./Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; Wyeth, Inc. and Pfizer Inc. in the area of cardiovascular products; and F. Hoffmann-La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers Squibb Company, AstraZeneca PLC, Amgen, Inc. and Schering-Plough Corporation in oncology.

The key competitive factors include product efficacy and safety, research and development-driven product and process innovations, price and cost effectiveness, sales force size and expertise, and product advertising and promotion. Price and reimbursement has become an increasingly important factor, particularly in Latin America, Asia and Europe.

Our therapeutic product, Betaferon®, continues to face strong competition from Biogen, Inc., Serono International S.A./Pfizer Inc. and Aventis S.A./Teva Pharmaceutical Industries Limited in the United States and Biogen, Inc., Aventis S.A./Teva Pharmaceutical Industries Limited and Serono International S.A. in Europe. The competitive position of Betaferon® is enhanced because of the proven efficacy in various subsegments of the market for multiple sclerosis therapeutics as well as our continued investment into a comprehensive life-cycle management program.

Our anti-arrhythmic drug Betapace® has continued to encounter increased competition in the United States from generic substitutes in 2001 due to loss of orphan drug exclusivity.

Diagnostics&Radiopharmaceuticals

We compete globally in the highly competitive markets for X-ray, MRI and ultrasound contrast media, radiopharmaceuticals and contrast medium application technologies.

The key competitive factors include product price, product efficacy and safety, easy-to-use, distribution and marketing, customer service and the availability of patent protection. Additional competitive factors relating to the development of new contrast media include technological innovation and the ability to introduce new products to the market earlier than competitors. We believe that our distribution of our contrast media through our own global distribution network distinguishes us from our competitors.

As in the broader healthcare industry, the contrast media market continues to be strongly impacted by cost containment measures. Price pressures have led to decreasing prices in the mature X-ray contrast media market and, to a lesser extent, in the extracellular MRI contrast media market. Governmental regulations continue to impact pricing especially in Japan.

Our principal competitors in the X-ray and MRI contrast media field include Amersham plc, Bracco S.p.A., Mallinckrodt Inc., Tyco Healthcare Group LP., and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Byk Gulden in Europe and Eisai Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

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

Dermatology

We primarily compete with marketeers of products for the treatment of eczema, acne, psoriasis, mycoses and hemorrhoids. Our principal competitors include Johnson & Johnson, F. Hoffmann-La Roche Ltd., Novartis International AG, Schering-Plough Corporation and Wyeth, Inc. as well as Galderma S.A., Dermik Laboratories Inc., and Pierre Fabre S.A.

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

Our policy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for our products in our major markets. We also attempt to obtain patents on drug targets such as specific DNA sequences encoding for proteins and various uses of such subject matter in drug research.

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

The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

	Expiration Date
Product	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008*	2008*	2008*	2008*	2007*	2003****
Magnevist®
Product	2003*	2005*	2007#	2003*	2011	2002
Formulation	2007	2007	2007	2007	2009	2007
Method of Use	—	—	—	—	2013	—
Ultravist®
Product	—	2005*	2009#	—	2005*	2005*
Diane®
Process	2004	2004	2004	2004	2003***	2004
Femovan®
Product	—	2003	2005#	—	—	—
Process	2006	2006	2006	2006	2005***	2006
Androcur®
Process	2004	2004	2004	2004	2003***	2004
Fludara®
Product	—	—	—	—	2003	—
Process I	2013	2013	2013	2013	2014	2013
Process II	2012	2012	2012	2012	2015	2012
Mirena®
Device	—	—	—	—	2004	—
Climen®
Process	2004	2004	2004	2004	2003***	2004
Yasmin®
Formulation	2020**	2020**	2020**	2020**	2020**	2020**
Milvane®
Product	2004	2004	2004	2004	2003***	2004
Process	2006	2006	2006	2006	2005***	2006
* Patent term extension ** Patent pending *** Product not sold in the United States **** Request for patent term extension until 2008 pending # Action against administrative recalculation pending

We monitor the patent applications and related activities of our competitors and other third parties. In cases where we believe that patents granted do not meet the standards of patentability and such patents may potentially have an adverse impact on our current or future business, we oppose the grant of such patents in countries where such opposition is feasible, particularly through oppositions in the European Patent Office, and nullity proceedings in front of various national courts. Similarly, third parties may commence proceedings to oppose or nullify the grant of patents to the Group. These proceedings may result in the revocation of any of our existing or future patents.

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

SUPPLIES AND RAW MATERIALS

We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure strategic materials through medium- and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

The Group's European facilities produce a substantial portion of the active ingredients used for the production of our products in the Europe, United States, Latin America/Canada, Japan and Asia/Middle East Regions. In addition, a number of the active pharmaceutical ingredients of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties under long term contracts.

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

The duration of trials and the vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. We have instituted a global system for coordinating this process in order to increase its speed and reduce costs.

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

In addition to the normal competitive forces that affect the level of pharmaceuticals prices, a further constraint exists in the form of governmental intervention such as price or profit controls, budgets or patient contribution requirements in most countries in which the Group sells its products. These controls arise either by law or because the government or other healthcare providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers of the product for all or a portion of the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets. These differentials may be increased by currency fluctuations and the intensity of competition in specific markets, since not all drugs are authorized in every market.

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

ORGANIZATIONAL STRUCTURE

Schering AG is the parent company of the Schering AG Group. The Group is comprised of over 140 subsidiaries worldwide.

The following table sets forth, by geographic segment, as of December 31, 2002, the name, jurisdiction of incorporation, and ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Leiras Oy	Finland	100.0
CIS bio international S.A.	France	100.0
Schering S.A.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	Netherlands	100.0
Schering Wien Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0
Schering Pty. Ltd.	Australia	100.0
United States Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Schering Berlin Inc.	United States	100.0
Berlex Laboratories, Inc.	United States	100.0
Medrad, Inc.	United States	100.0
Japan Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Nihon Schering K.K.	Japan	100.0
Latin America/Canada Region:
Company	Jurisdiction	Percentage of Ownership and Voting Interest
Berlex Canada Inc.	Canada	100.0
Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Colombia	100.0

PROPERTY, PLANTS AND EQUIPMENT

Schering AG's principal executive offices are located in Berlin, Germany.

We produce active pharmaceutical ingredients at 5 locations in 4 countries including our primary facility in Bergkamen, Germany, and several smaller facilities in Germany, Finland, Spain and Mexico.

In addition to these production operations, we operate 19 principal production facilities in 15 countries for the formulation and packaging of pharmaceutical, radiopharmaceutical and biotechnological products.

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

The following table sets forth, by segment, the location, approximate size and use of our production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

Location	Size (square meters)(1)	Principal Uses
Europe Region:
Berlin-Wedding, Germany	184,000	Production, research and development and offices
Berlin-Charlottenburg, Germany(2) (4)	32,800	Production
Bergkamen, Germany	958,000	Production
Hamburg, Germany	8,000	Production and offices
Jena, Germany	16,500	Research and development and offices
Weimar, Germany	63,800	Production and warehousing
Saclay, France	63,000	Production and research and development
Marcoule, France	46,000	Production
Lys-Lez-Lannoy, France(3)	60,000	Production, warehousing and offices
Madrid, Spain	13,000	Offices
Alcalá de Henares, Spain	30,000	Production
Milan, Italy	39,000	Production and offices
Turku, Finland(2)	155,000	Production and research and development
Vienna, Austria	24,000	Production and offices
United States Region:
Montville, New Jersey(4)	21,000	Offices
Wayne, New Jersey(4)	24,000	Production, development, warehousing and offices
Richmond, California(4)	31,000	Research and development, warehousing and offices
Indianola, Pennsylvania(4)	38,600	Production, research and development, warehousing and offices
Pittsburgh, Pennsylvania(4)	14,400	Production, warehousing and offices
Londonderry, New Hampshire(2)(4)	2,000	Research and development and offices
Bedford, Massachusetts(4)	3,500	Production, development and offices
Seattle, Washington(2)(4)	3,100	Production and offices
Bothell, Washington(2)(4)	7,900	Production, warehouse, offices
San Diego, California(3)(4)	3,300	Development, research, offices
Japan Region:
Osaka City, Japan	26,000	Production, research and development, warehousing and offices
Mobara City, Japan	39,800	Production, research and development, warehousing
Sakura City, Japan	10,000	Production, development
Latin America/Canada Region:
Orizaba, Veracruz, Mexico	152,100	Production, development and offices
Bogotá, Colombia	14,000	Production, warehousing and offices
São Paulo, Brazil	10,700	Production, warehousing and offices
Buenos Aires, Argentina	10,200	Production, warehousing and offices
Asia/Middle East Region:
Ansung, South Korea	17,000	Production
Jakarta, Indonesia	19,000	Production, warehousing and offices
Guangzhou, China	20,000	Production
Nanjing, China	4,800	Production, warehousing and offices
(1) This measure corresponds to the size of the land if not indicated otherwise. (2) Subject to a lease. (3) A portion of this facility is subject to a lease. (4) Floor space/office space.

ENVIRONMENTAL AND SAFETY MATTERS

We are subject to extensive regulation in the fields of quality and environmental, health and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emission controls, make significant alterations to our manufacturing processes, or clean-up contamination at facilities where such remediation has previously not been required. Environmental regulations could also impact our business by restricting or prohibiting the distribution of our current products and forcing us to increase research and development spending. In the normal course of our business, we are exposed to the risk of possibly releasing pollutants into the environment that could cause personal injury or property damage, and that could entail substantial clean-up measures.

We have obtained all essential quality, environmental and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with all relevant environmental, health and safety laws. The maintenance of high standards of protection and performance in these areas forms an integral part of our operations. Our internal audit systems and our participation in the Responsible Care program, a voluntary commitment by, for example, the Verband der Chemischen Industrie (VCI – German Chemical Industry Association) ensure continuous improvements in these areas.

Our Integrated Management System (IMS) and the corresponding adaptation of our organizational structures enable us to optimize the processes used to ensure compliance with quality, environmental protection and safety obligations. This Group-wide management system describes the standards for quality, environmental protection and safety, that apply in our globally-operating company. It takes into account both regional differences and the requirements of the international standards ISO 9001 (for quality) as well as ISO 14001 and Eco Management and Audit Scheme (EMAS; for environmental protection).

Our “Responsible Care” program for the coming years focuses on the areas of Product Stewardship, Occupational Safety, Environmental Protection, Plant Safety and Dialog. Our objective is to achieve either ISO 14001 certification or EMAS validation for all production sites.

We are responsible for cleaning up certain sites that have been contaminated by the release or disposal of pollutants from former operations. In some cases, this liability is shared with others who are responsible for the contamination. Given our long history as a manufacturing enterprise, there may be other sites where we would be obliged to take over part or all of the clean-up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these will not have a material adverse effect on our operating profit, our liquidity, or the Group’s overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2003 and subsequent years. In 2002, our operating and maintenance costs in the field of environmental protection and safety totaled €74m (2001: €65m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €15m (2001: €5m).

We estimate that operating and maintenance costs for safety and environmental measures will rise to between €75m and €80m annually by 2007. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €8m and €14m annually over the same period.

Item 5. Operating and Financial Review and Prospects

You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial Statements included elsewhere in this annual report.

INTRODUCTION

Accounting Policies

We prepared our Consolidated Financial Statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles. For a discussion of the accounting policies we consider to be critical, see "-Liquidity and Capital Resources-Critical Accounting Policies".

We do not utilize commodity contracts. For a detailed discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk" and Note 31 to our Consolidated Financial Statements.

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

Segment Reporting

The segment information reported in Note 33 to our Consolidated Financial Statements is presented in accordance with IAS 14 (revised). As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments (Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia/Middle East Region). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

RESULTS OF OPERATIONS

Introduction

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 2002. As discussed in Note 33 to our Consolidated Financial Statements:

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

	Year ended December 31,
	2002			2001			2000
	€	% of Segment Total	Percentage Change from 2001	€	% of Segment Total	Percentage Change from 2000	€	% of Segment Total
	(in million, except percentages)
Net Sales:
Europe Region*	2,357	47	8	2,183	45	9	2,008	45
United States Region	1,282	25	15	1,113	23	12	992	22
Japan Region	579	12	(13)	663	14	(1)	670	15
Latin America/Canada Region	430	9	(16)	511	11	8	474	11
Asia/Middle East Region	224	4	5	213	4	8	198	4
Other Activities	151	3	(4)	159	3	5	151	3
Total Net Sales	5,023	100	4	4,842	100	8	4,493	100
Segment Performance:
Europe Region*	1,040	54	13	922	51	13	819	50
United States Region	366	19	16	315	17	8	292	18
Japan Region	229	12	(6)	244	14	(1)	246	15
Latin America/Canada Region	143	7	(16)	170	9	12	152	9
Asia/Middle East Region	82	4	14	72	4	4	69	4
Other Activities	75	4	(6)	80	5	10	73	4
Total Segment Performance	1,935	100	7	1,803	100	9	1,651	100
Central Production Overhead/Variances	(142)		4	(136)		(2)	(139)
Research and Development	(947)		10	(864)		7	(811)
Segment Result	846		5	803		15	701
Segment Result:
Europe Region*	548	65	19	460	57	14	402	57
United States Region	104	12	44	72	9	71	42	6
Japan Region	106	13	(1)	107	14	(1)	108	15
Latin America / Canada Region	43	5	(55)	95	12	9	87	13
Asia/Middle East Region	29	3	(19)	36	4	0	36	5
Other Activities	16	2	(52)	33	4	27	26	4
Total Segment Result	846	100	5	803	100	15	701	100
Other	(105)		(22)	(135)		121	(61)
Total Operating Profit	741		11	668		4	640

* incl. Africa, Australia and New Zealand

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 2002. The business area Specialized Therapeutics was renamed from Therapeutics in 2001 underlining our focus on special indications in the overall therapeutical markets. In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

	Year ended December 31,
		2002			2001			2000
	€	Percentage of Net Sales	Percentage Change from 2001	€	Percentage of Net Sales	Percentage Change from 2000	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales by Business Area:
Gynecology&Andrology	1,613	32	7	1,510	31	12	1,353	30
Specialized Therapeutics	1,637	33	10	1,491	31	6	1,402	31
Diagnostics&Radiopharmaceuticals	1,406	28	(3)	1,452	30	7	1,360	30
Dermatology	217	4	(5)	227	5	3	221	5
Other Sources	150	3	(7)	162	3	3	157	4
Total	5,023	100	4	4,842	100	8	4,493	100

2002 Compared with 2001

Group

Consolidated Income Statements	2002		2001
	€	% of Net Sales	€	% of Net Sales
	(in million, except percentages)
Net sales	5,023	100	4,842	100
Cost of sales	(1,212)	24	(1,215)	25
Gross profit	3,811	76	3,627	75
Marketing and selling costs	(1,629)	32	(1,601)	33
Engineering and administration costs	(566)	11	(525)	11
Research and development costs	(947)	19	(864)	18
Other operating income	370		348
Other operating expenses	(298)		(317)
Operating profit	741	15	668	14
Financial result	(23)		30
Income from disposal of Aventis CropScience	689
Acquisition-related expenses	(262)
Profit from ordinary activities	1,145	23	698	14
Income taxes	(276)	5	(270)	5
Net profit before minority interest	869	17	428	9
Minority interest	(2)		(10)
Net profit	867	17	418	9

The following table sets forth our top-selling products during 2002. These products represented approximately 59% of the total net sales for the Group in 2002:

	Net Sales	Percentage Change from 2001
	(€million)
1. Betaferon® (Betaseron®) (therapeutics)	783	15
2. Magnevist® (diagnostics)	322	0
3. Iopamiron® (diagnostics)	299	(16)
4. Ultravist® (diagnostics)	241	1
5. Diane® (gynecology)	226	5
6. Yasmin® (fertility control)	152	236
7. Fludara® (therapeutics)	149	14
8. Mirena® (fertility control)	137	38
9. Microgynon® (Levlen®) (fertility control)	130	(6)
10. Meliane® (fertility control)	127	3
11. Femovan® (fertility control)	97	(9)
12. Androcur® (therapeutics, gynecology)	95	(6)
13. Climara® (HRT)	92	(16)
14. Triquilar® (Tri-Levlen®) (fertility control)	75	(19)
15. Betapace® (therapeutics)	55	(43)
Total	2,980

Net Sales

Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

Net sales by the Schering AG Group increased by 4%, from €4,842m in 2001 to €5,023m in 2002. After adjustment for exchange rate effects, sales rose by 10%. The increase was due to increased sales volumes (+9%) as well as a slight rise in prices (+1%); these were offset by negative exchange rate developments (–6%). Net acquisitions/divestments at Group level of €21m had a positive effect of less than 1%.

Net sales by the Gynecology&Andrology business area rose 7% from €1,510m in 2001 to €1,613m in 2002. This was due in particular to continued high increases in sales of our oral contraceptive Yasmin®, which we introduced in 2001; net sales of this product amounted to €152m in 2002, as opposed to €45m in 2001. In addition, our Mirena® contraceptive generated an above-average increase in sales of 38%, to €137m. Sales of fertility control products rose by 12% (+20% currency adjusted); in contrast, sales by our hormone therapy business declined 9% (–1% currency adjusted).

Net sales in the Specialized Therapeutics business area rose by 10% to €1,637m in 2002, up from €1,491m in 2001. After adjustment for exchange rate effects, the sales increase amounted to 14%, of which 13% was due to organic growth and 1% to acquisitions/divestments. Acquisition/divestment effects are comprised of the purchase of Leukine®, a product which was acquired in July 2002 (+€33m), and the sale of non-core products (–€12m). The main drivers for the organic growth in the Specialized Therapeutics business area were the increase in net sales of Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®), Fludara®, Campath® (marketed in Europe under the trade name MabCampath™), Refludan® and Bonefos®. Net sales of Betaferon® rose 15% due to strong volume growth (+20%) from €681m in 2001 to €783m in 2002. Positive price and volume effects in the case of Fludara® led to net sales for the product of €149m in 2002, up €131m (14%) compared to 2001. Our Campath® product, which we launched in 2001, generated increased net sales in 2002 of €46m (2001: €30m). Refludan®, for which we acquired the U.S. and European marketing rights in October 2001, generated net sales of €28m in 2002, €22m of which originated in the United States. Positive developments in the case of Bonefos® (+34%) are primarily the result of volume increases. Net sales of Betapace® in the U.S. declined from €95m in 2001 to €55m in 2002 (–41%), due to competition from generics.

In the Diagnostics&Radiopharmaceuticals business area, net sales were down 3% in 2002 to €1,406m (2001: €1,452m). At €334m, sales of MRI contrast agents were 2% higher in 2002 than in 2001 (€327m), despite adverse exchange rate effects (–6%); prices remained almost stable. This increase was mainly due to a slight rise in net sales of Magnevist®, from €320m in 2001 to €322m in 2002, as well as to a growth in net sales of our new product Gadovist® (from €6m in 2001 to €10m in 2002). Net sales of application technologies for contrast agents grew 9% in 2002 (+16% currency adjusted) to €264m, as opposed to €242m in 2001. In contrast, net sales of X-ray contrast media declined from €722m in 2001 to €654m in 2002 (–9%). This sharp decline in net sales is largely due to negative price and exchange rate effects (–4% and –6% respectively), especially in Japan; sales volumes remained essentially stable. We generated net sales of €146m with radiopharmaceuticals in 2002, 4% less than in the previous year.

Exchange rate effects meant that we recorded a decline in net sales in the Dermatology business area from €227m in 2001 to €217m in 2002 (–5%). However, net sales rose by 3% after adjustment for exchange rate effects. Our acne treatment Skinoren® recorded net sales growth of 17% for a total of €20m, despite adverse exchange rate effects (–6%).

Gross Profit

Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold and the purchased cost of goods for resale.

Gross profit rose 5% from €3,627m to €3,811m in 2002. This increase slightly exceeded the growth in net sales of 4%.

Operating Profit

Operating profit represents gross profit after marketing and selling costs, engineering and administration costs, research and development costs and other operating income and expenses. Engineering and administration costs include costs of production management and planning, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration such as human resources, purchasing, controlling and accounting.

At €741m, the operating profit was 11% up on the previous year’s figure. Marketing and selling costs rose less than net sales (+2%). Engineering and administration costs amounted to €566m, up 8% year-on-year. This increase is influenced by the costs of programs aimed at optimizing internal structures and processes at our production sites, such as the project to consolidate the formulation and packaging of liquid and solid dosage pharmaceuticals at our Berlin-Wedding site in Germany. Research and development expenses increased by 10% to €947m, up from €864m in 2001. They thus accounted for 19% of net sales. The improvement in net other operating income and expenses in the amount of €41m was mainly due to an improved result from foreign exchange-rate hedges.

Financial Result

Financial result represents result from investments, interest result and other financial result.

The decline in the financial result by €53m was largely due to lower income from our share in the result of Aventis CropScience, which has only been included for five months in 2002.

Income Taxes

Income taxes rose from €270m to €276m. The decrease in the effective tax rate compared to 2001, from 39% to 24%, is primarily due to tax-free income from the disposal of Aventis CropScience. Income taxes include one-time effects totaling €24m. After adjustment for the income from Aventis CropScience and other one-time effects, the tax rate in 2002 amounted to approximately 37% as in the previous year.

Net Profit

Net profit rose from €418m in 2001 to €867m in 2002. Earnings per share (basic) amounted to €4.39, up from €2.11 in 2001. The net profit includes one-time effects. These relate to income of €689m from the disposal of our interest in Aventis CropScience and acquisition-related expenses of €262m. The latter figure mainly includes the acquisition of the rights to the Phase II-development project for the use of Leukine® in Crohn’s disease, and the formation of the “Schering Stiftung” (a foundation under German law) for the promotion of science and culture. After adjustment for these effects and for the one-time tax effects, net profit amounted to €464m, or 11% more than in 2001 (€418m). After adjustment for the above-mentioned one-time effects, earnings per share (basic) amounted to €2.35, also an 11% increase year-on-year.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in Note 33 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand and our African export markets (excluding Egypt, Libya and the Sudan). Net sales for the Europe Region also include global net sales by the Group companies Leiras, Jenapharm, CIS bio international and the Justesa Imagen Group. Germany, France, Great Britain, Italy, Spain and Finland were our six strongest markets in this Region in terms of net sales in the period under review, accounting for 68% of the net sales generated in this segment in 2002. We plan to further expand our market share in all Business Areas by launching new products.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2002 and 2001:

	Year ended December 31,
	2002		2001
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Europe Region by Business Area:
Gynecology&Andrology	921	39	845	39
Specialized Therapeutics	843	36	749	34
Diagnostics&Radiopharmaceuticals	450	19	442	20
Dermatology	132	6	135	6
Other Sources	11	0	12	1
Total	2,357	100	2,183	100

Net Sales

Net sales in the Europe Region increased from €2,183m in 2001 to €2,357m in 2002, a rise of 8%. This was due to positive price and volume effects (+10%), although these were partially offset by the divestment of the general practitioners’ range of AWAG Arzneimittelwerke Altona AG (formerly Asche AG) in Germany (–1%) and negative exchange rate developments (–1%) in nearly all countries not belonging to the European Monetary Union. Net sales were affected by government-imposed price cuts, budget restrictions, positive and negative lists for the reimbursement of products, and the increased use of generic substitute products.

In Germany, net sales rose 7% (+10% after adjustment for the divestment of AWAG), from €532m in 2001 to €571m in 2002. This increase was mainly attributable to Yasmin® (+€5m), Diane® (+€6m) and Valette® (+€6m), as well as to a 24% growth in net sales of Betaferon® from €88m in 2001 to €109m in 2002. In contrast, net sales of Ultravist® declined 10% to €35m in 2002 (2001: €38m), mainly as a result of substantial negative price effects (–8%).

In France, net sales climbed 7% to €306m in 2002, as opposed to €286m in 2001. This was mainly the result of increased sales volumes, coupled with the introduction of two new products in 2002: Yasmin® (+€5m) and MabCampath™ (+€2m). Net sales of Bonefos® rose from €1m in 2001 to €7m in 2002, while net sales of Mirena® grew 15% from €20m in 2001 to €23m in 2002.

Net sales in Great Britain increased 4% from €146m in 2001 to €152m in 2002. This rise is mainly due to volume increases (+6%), which were partially offset by a negative exchange rate effect (–2%). Two new product launches contributed to this increase: Yasmin®, which generated €3m in net sales, and MabCampath™, where sales rose from €1m to €3m.

In Italy, net sales climbed 8% to €268m in 2002, up from €249m in 2001. This development was primarily the result of increases in net sales of Mirelle® (up from €7m to €12m) and of Betaferon® (up 13% from €27m to €30m). Overall, volume increases were the main reason for the rise.

Spain recorded an increase in net sales in 2002 of 6% to €188m, in comparison to the figure for 2001 of €178m. Price and volume developments (+8%) were partially offset by negative exchange rate effects (–2%) experienced by the non-European subsidiaries of the Justesa Imagen Group. Key sales drivers were volume increases for Betaferon®, Ilomedin®, Meliane® and Mirelle®.

In Finland, net sales – which include global exports by Leiras – rose slightly from €117m in 2001 to €118m in 2002. The sale of our majority interest in the joint venture Oy Leiras Finland AB to Nycomed Pharma AS effective December 31, 2002, did not impact net sales in 2002. However, net sales in Finland are likely to fall in 2003.

The strongest net sales growth in the year under review was recorded by the Central and Eastern European markets. Net sales in this area rose by 23% to €185m in 2002, from €150m the previous year; by 22% after adjustment for exchange rate effects. The increase was primarily attributable to higher sales volumes of Betaferon®, Diane® and Meliane®.

Our Gynecology&Andrology business area achieved net sales growth of 9% (+10% currency adjusted) due to volume increases and price adjustments, rising to €921m in 2002 from €845m in 2001. Net sales of Mirena®, Meliane®, Mirelle® and Yasmin® all rose significantly in 2002. Net sales of Yasmin® climbed to €54m in 2002, compared with €28m the previous year. Mirena® recorded a 14% increase from €80m in 2001 to €92m in 2002, with substantial increases in net sales being seen in France, Great Britain and the Central European markets in particular. Net sales of Meliane® increased by 15%, rising from €79m in 2001 to €90m in the year under review, while net sales of Mirelle® rose from €18m in 2001 to €29m in 2002.

Net sales in the Specialized Therapeutics business area increased by 12% (or 13% currency adjusted) from €749m in 2001 to €843m in 2002. Key drivers of this growth were significant increases in sales volumes of Betaferon®, Bonefos® and MabCampath™. Net sales of Betaferon® rose 14% from €326m in 2001 to €372m in 2002, while those of Bonefos® climbed 35% to €46m in 2002 (2001: €34m). Net sales of MabCampath™ increased from €2m in 2001 to €13m in 2002.

We achieved 2% net sales growth in the Diagnostics&Radiopharmaceuticals business area, from €442m in 2001 to €450m in 2002. Net sales of radiopharmaceuticals amounted to €103m in 2002 compared to €105m in 2001. Positive increases in sales volumes of Ultravist® more than offset price cuts and negative exchange rate effects, with the result that net sales rose slightly from €145m in 2001 to €148m in 2002. In addition, net sales of Magnevist® rose from €84m in 2001 to €92m in 2002 due to price and volume increases, despite negative exchange rate effects.

Net sales in the Dermatology business area declined slightly (2%) to €132m in 2002, compared to €135m in 2001. Positive price and volume effects were more than offset by negative exchange rate effects. After adjustment for currency effects, growth amounted to 2%. Our leading product in this area was Advantan®, net sales of which increased by 5% in 2002 to €29m (+10% currency adjusted). In contrast, net sales of Psorcutan® and Travocort® declined slightly due to adverse exchange rate effects.

Segment Performance/Segment Result

Segment performance improved by 13% to €1,040m in 2002, compared with €922m in 2001, and thus grew faster in percentage terms than net sales. This was due to a higher percentage gross profit resulting from a higher-margin product mix, as well as to the fact that overheads grew less than net sales.

After allocation of €430m of research and development costs and €62m of central production overhead/variances, the segment result in 2002 was €548m, representing an increase of 19% from €460m in 2001. This increase was primarily driven by the improved segment performance as well as by stable central production overhead/variances in 2002 compared to 2001.

United States Region

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all sales of pharmaceutical products in the United States Region generated by Berlex Laboratories, Inc. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2002 and 2001:

	Year ended December 31,

	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Sub-Segment:
Berlex	1,019	79	875	79
Medrad	263	21	238	21
Total	1,282	100	1,113	100

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2002 and 2001:

	Year ended December 31,

	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Business Area:
Gynecology&Andrology	252	19	187	17
Specialized Therapeutics	561	44	485	44
Diagnostics&Radiopharmaceuticals	460	36	437	39
Dermatology	9	1	4	—
Total	1,282	100	1,113	100

Net Sales

Net sales in the United States Region increased by 15%, rising from €1,113m in 2001 to €1,282m in 2002. This growth was generated by a sharp volume increase (+22%), whereas prices remained almost constant and exchange rate effects were negative (–7%). The increase in sales volumes can be broken down into organic growth of 19% and an acquisition effect of 3%.

Berlex recorded net sales of €1,019m in 2002, as opposed to €875m in 2001; this corresponds to a growth rate of 16%. Medrad’s net sales increased by 11% from €238m in 2001 to €263m in 2002. After adjustment for currency effects, the increase in net sales amounted to 18%. This growth was due to increased sales volumes for vascular injectors (+19%), MR injection systems (+26%), angiography injection systems (+24%) and syringes (+19%).

Net sales by the Specialized Therapeutics business area, which accounted for approximately 55% of Berlex’ total net sales, rose by 16% from €485m in 2001 to €561m in 2002; after adjustment for currency effects, the growth rate was 23%. This growth in net sales is primarily due to increased net sales of Betaseron®, Fludara® and Refludan®. Leukine®, which was acquired in July 2002, contributed €33m to the increase in net sales. Betaseron® recorded net sales growth of 18% in 2002 to €336m, as opposed to €285m in 2001. Fludara® net sales rose 17% to €82m in 2002 (2001: €70m). Refludan®, a cardiovascular product that we acquired in November 2001, contributed €22m of net sales in 2002 (previous year: €3m). In contrast, net sales of Betapace®, market exclusivity for which in the United States expired in April 2000, continued to decline, falling from €95m in 2001 to €55m in 2002.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased by 5% from €437m in 2001 to €460m in 2002. After adjustment for the net sales attributable to Medrad, a slight decrease of 1% was recorded, with net sales falling from €199m in 2001 to €197m in 2002. Net sales of Magnevist® and Ultravist® were the primary reason for this development. Net sales of Magnevist® only increased by 2% (+8% currency adjusted) from €142m in 2001 to €145m in 2002, whereas Ultravist® recorded a decrease of 14% (–8% currency adjusted) from €20m in 2001 to €18m in 2002.

The Gynecology&Andrology business area generated a distinct increase in net sales from €187m in 2001 to €252m in 2002; this corresponds to net sales growth of 35% (+43% currency adjusted). The drivers for this growth were the new products that were successfully launched in 2001: Yasmin® and Mirena®. Yasmin® generated net sales of €95m in 2002 (2001: €17m), while Mirena® contributed €36m in 2002 compared to €13m in 2001. With regard to our hormone therapy activities, by contrast, price adjustments for Climara® could not offset the negative exchange rate effect and lower sales volumes. As a result, net sales decreased from €85m in 2001 to €71m in 2002.

Net sales for our Dermatology business area in the United States Region, which was established in 2000, grew from €4m in 2001 to €9m in 2002. This increase was attributable to our acne treatment product Finevin™, sales of which climbed to €8m in 2002 from €3m in 2001. In June 2002, we terminated our agreement with DUSA Pharmaceuticals on the marketing and development of the Levulan® PDT system.

Segment Performance/Segment Result

Segment performance improved by 16% to €366m in 2002, compared with €315m in 2001, and thus grew slightly faster in percentage terms than net sales. This was due in particular to the higher percentage gross profit that resulted from new products with higher gross margins, such as Yasmin®, as well as to the decrease in the costs of marketing and selling compared with net sales. These positive effects were partially offset by the write-off on the development and commercialization rights for Levulan®.

After allocation of €251m of research and development costs and €11m of central production overhead/variances, segment result in 2002 increased to €104m in 2002, compared to €72m in 2001. This sharp increase was mainly driven by a better segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expense as a percentage of net sales, was above the average percentage in the Schering AG Group.

Japan Region

The geographic segment referred to in this annual report as the Japan Region comprises the geographical territory of Japan, incorporating the business generated by our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2002 and 2001:

	Year ended December 31,

	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Japan Region by Business Area:
Gynecology&Andrology	30	5	29	4
Specialized Therapeutics	129	22	145	22
Diagnostics&Radiopharmaceuticals	386	67	451	68
Dermatology	34	6	38	6
Total	579	100	663	100

Net Sales

Net sales in the Japan Region declined by 13% from €663m in 2001 to €579m in 2002. This development was primarily caused by the weakness of the yen against the euro and the government-imposed price reductions. With sales volumes remaining virtually the same, the decline in net sales resulted from negative exchange rate developments (–7%) and negative price effects (–6%).

In the Diagnostics&Radiopharmaceuticals business area, which accounted for 67% of net sales in this Region in the year under review, net sales decreased by 14% from €451m in 2001 to €386m in 2002. The primary reason for this decline was a decrease in net sales, due to exchange rate effects and price cuts of the X-ray contrast media Iopamiron® and Ultravist®, and of the MRI contrast agent Magnevist®. Radiopharmaceuticals contributed €9m in net sales in 2002.

The Gynecology&Andrology business area recorded a 2% increase (+11% currency adjusted) to €30m in 2002, up from €29m in 2001. Negative exchange rate effects were more than offset by volume increases. The same effects were also seen in relation to Triquilar®, net sales of which rose from €5m in 2001 to €6m in 2002.

Despite slight volume growth, net sales for the Specialized Therapeutics business area declined, due to a sharp decrease in exchange rates and negative price effects. Net sales in the year under review were down 11% (–3% currency adjusted) to €129m (2001: €145m). The increase in net sales of Betaferon® from €15m in 2001 to €23m in 2002 could not offset the decline in net sales of most of the other products.

In the Dermatology business area, net sales decreased by 11%, from €38m in 2001 to €34m in 2002. This is primarily due to negative exchange rate and price effects, coupled with flat sales volumes for the top-selling products in this Business Area, Neriproct® and Nerisona®.

Segment Performance/Segment Result

Segment performance declined by 6% from €244m in 2001 to €229m in 2002, thus falling significantly less in percentage terms than net sales. This was largely due to the fact that the costs of marketing and selling declined faster than net sales, as well as to positive effects relating to production costs. The decrease in production costs resulted primarily from more favorable purchase prices for iopamidol, the active ingredient in Iopamiron®, our best-selling product in Japan.

After allocation of €109m of research and development costs and €14m of central production overhead/variances, segment result in 2002 was €106m, representing a nearly unchanged segment result compared to €107m in 2001.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean and Canada. Brazil, Mexico, Canada, Colombia, Argentina and Venezuela were the six strongest sales markets in this Region in the period under review. We generated 7% of Group sales and 84% of segment sales in these countries in 2002.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2002 and 2001:

	Year ended December 31,

	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Latin America / Canada Region by Business Area:
Gynecology&Andrology	292	68	340	67
Specialized Therapeutics	73	17	84	16
Diagnostics&Radiopharmaceuticals	33	8	45	9
Dermatology	26	6	33	6
Other Sources	6	1	9	2
Total	430	100	511	100

Net Sales

Net sales in the Latin America/Canada Region declined by 16% from €511m in 2001 to €430m in 2002. This development was heavily influenced by the substantial fall in exchange rates against the euro in nearly all countries in this Region. After adjustment for currency effects, net sales actually rose by 12% due to price effects.

In Argentina, net sales plummeted by 62% as a result of the sharp fall in the Argentinian peso and the ongoing economic crisis for a total of €28m in 2002 (2001: €75m). This decrease was due to a fall in sales volumes (–18%) and extremely negative exchange rate effects (–80%), which were only partially offset by positive price effects (+36%). Net sales in Brazil decreased by 10% from €137m in 2001 to €124m in 2002; positive price and volume developments (+17%) were unable to compensate for the highly negative development in exchange rates (–27%). In Venezuela (–29%) and Mexico (–12%), net sales also declined as a result of negative exchange rate and volume effects. In Colombia, net sales climbed from €37m in 2001 to €38m in 2002 (+4%). Canada recorded slight growth in net sales (+3%), rising from €66m in 2001 to €68m in 2002.

The Gynecology&Andrology business area recorded a 14% decline in net sales from €340m in 2001 to €292m in 2002. Mirena® (+€2m), Mirelle® (+€2m) and Miranova® (+€1m) performed particularly well in view of the difficult economic situation in the Region. Diane® almost offset negative exchange rate effects (–24%) with encouraging volume growth (+15%) and price developments (+8%). In contrast, net sales of Microgynon®, Meliane® and Triquilar® declined by 19%, 18% and 27% respectively, mainly as a result of exchange rate effects.

Net sales in the Specialized Therapeutics business area declined by 14% from €84m in 2001 to €73m in 2002. Net sales of Betaferon® decreased from €47m in 2001 to €43m in 2002, since negative exchange rate effects (–22%) were only partially offset by volume and price increases (+15%). Net sales of Androcur® decreased substantially due to competitive pressure from generics, from €17m in 2001 to €11m in 2002. In contrast, net sales of Fludara® rose 4% from €8m in 2001 to €9m in the year under review.

In the Diagnostics&Radiopharmaceuticals business area, net sales declined substantially (26%) from €45m in 2001 to €33m in 2002. The main reason for this negative development was the decline in net sales of Iopamiron®, which fell 33% from €26m in 2001 to €17m in 2002. This is mainly due to lower sales volumes in Mexico and negative exchange rate effects in Argentina and Brazil.

Net sales in the Dermatology business area fell 21% from €33m in 2001 to €26m in 2002. This change was mainly due to a decline in net sales of Nerisona® (–€2m) and Travogen® (–€2m).

Segment Performance/Segment Result

Segment performance declined by 16% from €170m in 2001 to €143m in 2002. The decrease in segment performance thus corresponds to the percentage decline in this Region’s net sales. The slight increase in production costs compared with net sales was offset by the slight decrease in the costs of selling compared with net sales.

After allocation of €93m of research and development costs and €7m of central production overhead/variances, segment result in 2002 was €43m, compared to €95m in 2001. This decline is mainly due to a reduced segment performance as well as an increase in research and development expenses. Due to negative currency effects primarily in Argentina and Brazil, net sales decreased, whereas research and development expenses allocated to the segment have not been impacted by the weakening Latin American currencies. As a consequence, research and development expense, as a percentage of net sales, is slightly above the average percentage in the Schering AG Group.

Asia/Middle East Region

The geographic segment referred to in this annual report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Near and Middle East, Egypt, Libya and the Sudan. In the period under review, South Korea, China and Indonesia were the three top-selling markets in the Region, accounting for 46% of segment sales.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Middle East Region for the years ended December 31, 2002 and 2001:

	Year ended December 31,
	2002		2001
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Asia/Middle East Region by Business Area:
Gynecology&Andrology	93	42	81	38
Specialized Therapeutics	30	13	27	13
Diagnostics&Radiopharmaceuticals	77	35	77	36
Dermatology	14	6	15	7
Other Sources	10	4	13	6
Total	224	100	213	100

Net Sales

Net sales in the Asia/Middle East Region increased by 5% from €213m in 2001 to €224m in 2002. This positive development was the result of increased sales volumes (+11%), which were partially offset by negative price developments (–4%) and exchange rate effects (–2%). In South Korea, net sales rose 15% in 2002 despite adverse exchange rate effects, from €54m in 2001 to €62m. Thailand also recorded a strong increase in net sales (11%), from €15m in 2001 to €17m in 2002. In Indonesia, by contrast, higher sales volumes and stable exchange rates only partially offset negative price developments. As a result, net sales decreased 6%, from €20m in 2001 to €18m in 2002.

In the Gynecology&Andrology business area, net sales rose by 15% from €81m in 2001 to €93m in 2002. Factors contributing to this increase included our new products Yasmin® (+€2m) and Mirena® (+€2m). The net sales increases recorded for Diane® (up 23% to €17m) and Femovan® (up 13% to €13m) were primarily due to increases in sales volumes, which were partially offset by slightly negative exchange rate developments.

Net sales in the Specialized Therapeutics business area rose by 8% from €27m in 2001 to €30m in 2002. This increase is due in particular to positive volume developments for Betaferon® and Bonefos®. Net sales of Betaferon® rose €7m in 2001 to €9m in 2002. In the case of Bonefos®, net sales increased from €5m in 2001 to €6m in 2002.

In the Diagnostics&Radiopharmaceuticals business area, net sales amounted to €77m in 2002, in line with last year’s level. Volume increases (+8%) were compensated by adverse price developments (–5%) and exchange rate effects (–3%). Net sales of Ultravist®, which accounted for approximately 72% of diagnostics sold in this Region in 2002, rose from €53m in 2001 to €55m in 2002. Net sales of Magnevist® in 2002 amounted to €14m, as in the previous year, since adverse price and exchange rate developments offset higher sales volumes.

In the Dermatology business area, net sales declined in 2002 compared to 2001 by 3%, from €15m to €14m. Positive price effects only partially compensated for a slight decline in sales volumes and negative exchange rate effects. Increased net sales of Skinoren® and Advantan® were unable to offset the overall negative development in this Business Area.

Segment Performance/Segment Result

Segment performance increased by 14% from €72m in 2001 to €82m in 2002. This was due to net sales growth of 5%, as well as to the fact that both the costs of selling and production rose less than net sales.

After allocation of €40m of research and development costs and €13m of central production overhead/variances, segment result was €29m in 2002. The decline in segment result compared to 2001 is mainly caused by an increase in research and development expense. The research and develoment expense reflects the segment`s anticipated growth potential and is as a percentage of net sales in line with the average percentage in the Schering AG Group.

Other Activities

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2002 and 2001:

	Year ended December 31,
	2002		2001
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales of Other Activities:
Pharmaceutical chemicals	121	80	118	74
Other	30	20	41	26
Total	151	100	159	100

Net Sales

Net sales by the Other Activities segment declined by 4% in 2002 compared to the previous year, from €159m to €151m. Net sales of pharmaceutical chemicals increased by 3% to €121m in 2002 from €118m in 2001. This was primarily due to volume increases for a number of active ingredients and intermediates, which offset negative exchange rate effects.

At €30m, net sales by the Other subsegment were 26% down on the previous year’s figure of €41m. This was primarily due to lower net sales from sales partnerships and the discontinuation of toll manufacturing by Other Activities. We are now using this capacity ourselves as part of our Global Production Strategy.

Segment Performance/Segment Result

Segment performance declined by 6% from €80m in 2001 to €75m in 2002. This decrease was primarily due to lower net sales, as well as to higher administration costs compared with net sales.

After allocation of €24m of research and development costs and €35m of central production overhead/variances, segment result in 2002 was €16m compared to €33m in 2001. This decrease primarily resulted from a slightly lower segment performance as well as from an increase in research and development expenses, which are still below group average as a percentage of net sales.

2001 Compared with 2000

Group

Consolidated Income Statements	2001		2000
	€	% of Net Sales	€	% of Net Sales
	(in million, except percentages)
Net sales	4,842	100	4,493	100
Cost of sales	(1,215)	25	(1,089)	24
Gross profit	3,627	75	3,404	76
Marketing and selling costs	(1,601)	33	(1,498)	33
Engineering and administration costs	(525)	11	(456)	10
Research and development costs	(864)	18	(811)	18
Other operating income	348		300
Other operating expenses	(317)		(299)
Operating profit	668	14	640	14
Financial result	30		(5)
Profit on ordinary activities	698	14	635	14
Income taxes	(270)	5	(290)	6
Income before minority interests	428	9	345	8
Minority interests	(10)		(9)
Net profit	418	9	336	7

The following table sets forth our top-selling products during 2001. These products represented approximately 59% of the total net sales for the Group in 2001:

	Net Sales	Percentage Change from 2000
	(€million)
1. Betaferon® (Betaseron®) (therapeutics)	681	15
2. Iopamiron® (diagnostics)	356	(4)
3. Magnevist® (diagnostics)	320	12
4. Ultravist® (diagnostics)	239	1
5. Diane® (gynecology)	214	7
6. Microgynon® (Levlen®) (fertility control)	139	7
7. Fludara® (therapeutics)	131	18
8. Meliane® (fertility control)	123	21
9. Climara® (HRT)	109	3
10. Femovan® (fertility control)	106	(3)
11. Androcur® (therapeutics, gynecology)	101	(3)
12. Mirena® (fertility control)	100	42
13. Betapace® (therapeutics)	95	(43)
14. Triquilar® (Tri-Levlen®) (fertility control)	92	1
15. Miranova®/Levlite® (fertility control)	49	23
Total	2,855

Net Sales

Net sales increased by 8% to €4,842m in 2001 compared to €4,493m in 2000. This increase was primarily due to higher sales volumes for our products (9%) and to a lesser extent to acquisitions (1%) slightly reduced by the unfavorable development of exchange rates (2%).

Net sales in the Gynecology&Andrology business area rose by 12% to €1,510m in 2001 compared to €1,353m in 2000. Much of this increase came from Yasmin®, an oral contraceptive recently launched in the United States, Germany and some further European countries, which recorded net sales of €45m, and from higher sales of our established products Mirena®, Meliane®, Diane® and Microgynon®.

In our Specialized Therapeutics business area net sales increased by 6% to €1,491m in 2001 compared to €1,402m in 2000. This increase was primarily attributable to higher net sales of Betaferon® (marketed in the United States and Canada under the trade name Betaseron®), our product for the treatment of multiple sclerosis, Campath® (marketed in the Europe under the trade name MabCampath™), representing the first and only monoclonal antibody for the treatment of chronic lymphocytic leukemia (CLL), Fludara®, the standard treatment for patients with chronic lymphocytic leukemia (CLL), as well as Bonefos®, our product used to treat hypercalcaemia and osteolysis which can occur as a result of metastatic bone disease, and Ilomedin®. Net sales of Betaferon® rose 15% from €593m in 2000 to €681m in 2001, mainly due to higher growth in sales volumes. Positive volume and price effects caused net sales of Fludara® to grow by 18%, to €131m in 2001, compared to €111m in 2000. Campath®/ MabCampath™ was launched in 2001 and reached net sales of €30m, including €28m in the U.S.alone. Net sales of Bonefos® and Ilomedin® increased significantly due to higher growth in sales volumes. Net sales of Bonefos® grew by 33% to €39m in 2001 compared to €29m in 2000, while Ilomedin® reached net sales of €41m in 2001 compared to €32m in 2000 (30%). In contrast to these positive development net sales of Betapace® decreased sharply in line of our expectations from €168m in 2000 to €95m 2001 (43%) due to generic competition in the United States. After adjusting for this negative effect of Betapace® overall net sales in the Specialized Therapeutics business area grew by 13% in 2001.

In 2001, net sales in our Diagnostics&Radiopharmaceuticals business area increased to €1,452m from €1,360m in 2000, an increase of 7%. In radiopharmaceuticals we achieved net sales of €151m in 2001. Net sales of MRI contrast media products grew by 13% to €327m in 2001 compared to €289m in 2000 despite slightly lower prices and negative exchange rate effects. This increase was primarily due to 12% higher sales of Magnevist®, which reached €320m in 2001 compared to €286m in 2000. Net sales of our application technologies for contrast media increased 18% from €205m in 2000 to €242m in 2001. With respect to X-ray contrast however, negative price and exchange-rate effects, especially in Japan, offset positive volume effects, so that net sales fell 2% from €738m in 2000 to €722m in 2001.

In our Dermatology business area, net sales increased by 3% to €227m in 2001 compared to €221m in 2000. This increase was primarily attributable to higher sales volume of Advantan®, a preparation for the treatment of eczema.

Gross Profit

Gross profit improved from €3,404m in 2000 to €3,627m in 2001. This increase of 7% was lower compared to a growth in net sales of 8%. The main reason for this was that the negative impact of currency fluctuations on sales was only partly offset by a positive effect on the cost of goods sold, since most of our production facilities are located in member states of the European Monetary Union.

Operating Profit

Operating profit amounted to €668m, up 4% compared to 2000. Marketing and selling costs rose 7%, a slightly lower rate than net sales. As considerable spending was necessary to launch Yasmin® and Campath®, other areas of marketing and selling achieved substantial cost savings. Engineering and administration costs increased 15% to €525m in 2001, reflecting the first full-year consolidation of CIS bio international and non-capitalized implementation costs for programs to improve production and logistics. Research and development costs rose 7% from €811m in 2000 to €864m in 2001. As a percentage of net sales, research and development costs were 18%.

Other operating income and expenses improved by €30m; this was mainly attributable to a better result from exchange-rate hedging and to income of €22m relating to a settlement of a case of patent-infringement litigation.

Financial Result

The financial result improved by €35m, mainly due to an income of €85m from our share in the result of Aventis CropScience. This positive effect was partially offset by impairment losses on venture capital investments, amounting to €32m. Furthermore, we had to account for losses of €20m relating to the monetary crisis in Argentina.

Income Taxes

Income taxes fell 7% from €290m in 2000 to €270m in 2001. A positive impact from a lower German corporation tax rate resulting from a tax reform was partially offset by expenses related to tax risks in Brazil. In 2001, the overall tax rate for the Group was 39% compared to 46% in the previous year. Adjusted for our share in the result of Aventis CropScience and one-off effects, the effective tax rate was approximately 37% for 2001 (2000: approximately 38%).

Net Profit

Net profit rose 24% from €336m in 2000 to €418m in 2001. Earnings per share (basic) were €2.11 compared to €1.70 in 2000, representing an increase of 24%.

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

Europe Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Europe Region by Business Area:
Gynecology&Andrology	845	39	765	38
Specialized Therapeutics	749	34	690	34
Diagnostics&Radiopharmaceuticals	442	20	408	20
Dermatology	135	6	131	7
Other Sources	12	1	14	1
Total	2,183	100	2,008	100

Net Sales

Net sales in the Europe Region increased by 9% to €2,183m in 2001 compared to €2,008m in 2000. The increase was mainly attributable to positive volume/price effects (10%) and acquisitions (2%), which was partially offset by negative exchange-rate effects (–3%) in certain countries, especially in Turkey. Net sales were affected by government-imposed price cuts, budget restrictions, positive and negative lists for the reimbursement of products, and the increased use of generic substitute products.

In Germany, net sales rose 5% from €504m in 2000 to €532m in 2001, despite the prevailing price sensitivity especially in the market for contrast media. The increase in net sales was mainly due to our new oral contraceptive Yasmin® , whose net sales rose from €2m in 2000 to €20m in 2001, and a 21% increase in net sales of Betaferon®, our treatment for multiple sclerosis, from €72m in 2000 to €88m in 2001. In comparison, net sales of Ultravist® decreased 10% from €43m in 2000 to €38m, mainly due to highly unfavorable price effects (–9%). MedacSchering Onkologie GmbH, in which we have a 50% stake, is already well established in oncology market and contributed net sales of €7m in 2001 compared to €2m in 2000.

In France, net sales increased by €33m or 13% to €286m in 2001, compared to €253m in 2000. This was mainly driven by higher sales volume as well as the first full-year consolidation of CIS bio international. Net sales of the Mirena®, the intra-uterine hormone delivery system for fertility control, rose 34% from €15m in 2000 to €20m in 2001. Higher sales volume caused Meliane® to grow by 18% from €11m in 2000 to €13m in 2001.

Net sales in Great Britain increased 7% to €146m in 2001 compared to €137m in 2000. The favorable development of sales volume (11%) was partially offset by unfavorable exchange-rate effects (–2%) and decreasing prices (–2%). Improved net sales of Ilomedin® (47%), Fludara (40%) and Mirena® (16%) were the main reasons for the increase, while net sales of Diane® (–25%), Androcur® (–19%) and Betaferon® (–8%) were lower.

In Italy, net sales increased 8% from €231m in 2000 to €249m in 2001, mainly due to volume growth of Advantan®, Betaferon® and Noctamid®.

Net sales in Spain rose 16% from €154m in 2000 to €178m in 2001. This development was primarily attributable to the higher sales volumes of Betaferon®, Diane®, Advantan® and Ultravist®.

Compared to €111m in 2000, net sales in Finland (which include worldwide export sales of Leiras Oy) grew by 5% to €117m in 2001. The increase was mainly due to higher export sales volume of our implant for contraception Norplant® and sales volume of our therapeutic agent Bonefos®.

We achieved our strongest growth in the markets of Central and Eastern Europe, raising net sales by 34% from €112m in 2000 to €150m in 2001. The increase was primarily attributable to higher sales volume of Betaferon®, Diane® and Meliane®.

In the Gynecology&Andrology business area, net sales increased by 11% to €845m in 2001 compared to €765m in 2000, principally due to higher prices and increased sales volume. Mirena® and Meliane®, as well as Yasmin®, our new oral contraceptive product, achieved favorable sales volume growth during 2001. Yasmin®, which was only recently launched in Germany and some other European countries, reached net sales of €28m in 2001, up from €2m in 2000. Net sales of Mirena® increased 19% from €67m in 2000 to €80m in 2001, with significant sales growth reported in France, Great Britain and the markets of Central Europe. Net sales of Meliane® rose by 20% from €66m in 2000 to €79m in 2001.

Net sales in the Specialized Therapeutics business area increased 8% (or 10% after adjusting for currency effects) to €749m in 2001, compared to €690m in 2000. This increase was driven by a significant growth in the sales volumes of Betaferon®, Fludara® and Ilomedin®. Net sales of Betaferon® increased by €31m or 11% to €326m in 2001, compared to €295m in 2000. Net sales of Ilomedin®, our product for the treatment of severe forms of peripheral arterial occlusive disease, increased 31% from €30m in 2000 to €40m in 2001. Net sales of Fludara® improved by 28% from €35m in 2000 to €46m in 2001.

In 2001, net sales in the Diagnostics&Radiopharmaceuticals business area increased 8% to €442m, compared to €408m in 2000. The products of our French radio- pharmaceuticals company CIS bio international contributed €105m to the business area's sales (compared to €84m for the period from April 1 to December 31, 2000). As regards Ultravist®, negative price and currency effects offset positive volume effects, and reduced net sales from €147m in 2000 to €145m in 2001. By contrast, net sales of Magnevist® improved from €79m in 2000 to €84m in 2001, despite negative price and currency effects.

In the Dermatology business area, net sales rose slightly by 3% to €135m in 2001, as compared to €131m in 2000. This increase was due to favorable volume and price effects, which more than offset negative currency effects. Net sales in this business area grew by 12% after adjusting for currency effects. The top-selling dermatology products were Advantan®, a preparation for the treatment of eczema, Psorcutan®, a product for the treatment of psoriasis, Nerisona®, a product used for the treatment of eczema as well as psoriasis and Travocort®, a product for the treatment of fungal infections. Compared to €22m in 2000, net sales of Advantan® increased by 26% to €28m in 2001.

Segment Performance/Segment Result

Segment performance increased by 13% to €922m in 2001, compared to €819m in 2000, and thus grew faster than the 9% increase in net sales. This was mainly because overheads increased more slowly than net sales. The decisive factors were constant marketing and selling costs in Germany and in Great Britain, while administration costs in France and Great Britain rose at a slightly higher rate than net sales.

After allocation of €402m of research and development costs and €60m of central production overhead/variances, the segment result in 2001 was €460m, representing an increase of 14% from €402m in 2000. This increase was primarily due to improved segment performance in 2001 compared to 2000. Compared to 2000, costs of research and development increased by €45m mainly due to higher costs of clinical studies and costs of strategic projects.

United States Region

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Sub-Segment:
Berlex	875	79	790	80
Medrad	238	21	202	20
Total	1,113	100	992	100

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for United States Region by Business Area:
Gynecology&Andrology	187	17	152	15
Specialized Therapeutics	485	44	482	49
Diagnostics&Radiopharmaceuticals	437	39	357	36
Dermatology	4	—	1	—
Total	1,113	100	992	100

Net Sales

Net sales in the United States Region rose 12% to €1,113m in 2001 compared to €992m in 2000, driven by higher sales volumes (7%), price increases (2%) and exchange-rate effects (3%).

Net sales of Berlex increased 11% from €790m in 2000 to €875m in 2001, while net sales of Medrad rose 18% from €202m in 2000 to €238m in 2001. Of Medrad's sales, 72% or €171m were achieved in the United States Region during 2001, a moderate increase on the 70% recorded for 2000. Medrad's increase in net sales was attributable to higher sales volume of vascular injectors (22%), CT injectors (23%) and syringes (15%). Prices for Medrad's products generally remained stable, while exchange-rate effects were favorable.

Net sales in the Specialized Therapeutics business area, which accounted for 55% of Berlex's total net sales, remained at nearly the same level at €485m in 2001, compared to €482m in 2000. This stagnation of net sales was primarily attributable to the expected sharp drop in net sales of Betapace®, whose orphan drug exclusivity expired in the United States in April 2000. Net sales of Betapace® fell from €168m in 2000 to €95m in 2001. This decline was offset by significant increases in net sales of our established products Betaseron® (the trademark for Betaferon® in the United States) and Fludara® as well as our newly launched product Campath®. Net sales of Betaseron® increased by 16% to €285m in 2001 up from €247m in 2000. Fludara® achieved 9% higher net sales of €70m in 2001, compared to €64 milion in 2000. Campath®, the one and only monoclonal antibody used for the treatment of chronic lymphocytic leukemia (CLL), was introduced in June 2001 and contributed €28m to total net sales. Refludan®, a cardiovascular product for the treatment of heparin-induced thrombocytopenia, which was in-licensed in November 2001, achieved net sales of €3m.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased strongly by 22% to €437m in 2001 from €357m in 2000. Excluding Medrad's contribution to growth, net sales rose 28% from €155m in 2000 to €199m in 2001. This improvement was primarily attributable to an increase in net sales of Magnevist® and Ultravist®. Net sales of Magnevist® grew 28% from €111m in 2000 to €142m in 2001, while Ultravist® net sales grew by 10% from €19m in 2000 to €20m in 2001.

Net sales in the Gynecology&Andrology business area increased 23% from €152m in 2000 to €187m in 2001, mainly due to Yasmin® and Mirena®, both of which were successfully launched in the United States during 2001. Yasmin®, our oral contraceptive containing the new gestagen drospirenone, contributed €17m to total net sales, while Mirena®, our intra-uterine hormone delivery system for fertility control, achieved net sales of €13m in 2001. In hormone therapy, despite lower sales volume, net sales of Climara®, our hormone patch for the treatment of climacteric disorders, increased slightly from €81m in 2000 to €85m in 2001 due to higher prices and positive exchange-rate effects.

Our new Dermatology business area in the United States, which was established in late 2000, grew from €1m in 2000 to €4m in 2001. The increase was attributable to Finevin®, our product for the treatment of acne, which was launched in the United States in May 2001 and contributed €3m to net sales.

Segment Performance/Segment Result

Segment performance improved by 8% to €315m in 2001 compared to €292m in 2000. The increase in net sales was partially offset by considerably higher marketing, selling and administration costs. The increased marketing and selling costs resulted from the expansion of our sales force and activities needed to promote our five new products launched in the United States in 2001.

After allocation of €235m of research and development costs and €8m of central production overhead/variances, segment result in 2001 increased to €72m in 2001, compared to €42m in 2000. This sharp increase was mainly driven by a better segment performance and stable costs. Nevertheless we are investing heavily in research and development in this region due to our strategic commitment to significantly expand our business in the United States. As a consequence, research and development expense as a percentage of net sales was higher compared to the other geographic segments.

Japan Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Japan Region by Business Area:
Gynecology&Andrology	29	4	26	4
Specialized Therapeutics	145	22	126	19
Diagnostics&Radiopharmaceuticals	451	68	475	71
Dermatology	38	6	43	6
Total	663	100	670	100

Net Sales

Net sales fell slightly by 1% to €663m in 2001, compared to €670m in 2000. This decline was caused primarily by the weakness of the yen against the euro and price reductions mandated by the Japanese Ministry of Health, Labour and Welfare. As a result, the solid increase in sales volume (11%) was offset by unfavorable price effects (–3%) and strongly negative currency effects (–9%). The higher sales volume included 4% acquisition effects due to the first full-year consolidation of Mitsui Pharmaceuticals Inc. and CIS Diagnostic K.K.

In the Diagnostics&Radiopharmaceuticals business area, which accounted for 68% of total net sales in this Region during 2001, net sales decreased by 5% to €451m in 2001, compared to €475m in 2000. Lower net sales, caused by unfavorable exchange-rate and price effects, of our X-ray contrast media Iopamiron® and Ultravist®, as well as of our MRI contrast medium Magnevist®, were mainly responsible for the negative development in this Business Area. Our radiopharmaceutical products contributed €10m to net sales in 2001.

Net sales of products in the Gynecology&Andrology business area, which represented 4% of net sales in the Japan Region in 2001, rose 12% from €26m in 2000 to €29m in 2001. Significantly higher sales volume more than offset unfavorable exchange-rate effects. Particularly worth mentioning were the net sales of Triquilar®, which grew 21% from €4m in 2000 to €5m in 2001.

In 2001, net sales in the Specialized Therapeutics business area grew by 15% from €126m in 2000 to €145m in 2001, although adverse currency effects reduced sales growth. The main source of the increase in net sales was Betaferon®, which was introduced in Japan in November 2000 and achieved net sales of €15m in the year under review.

Net sales in the Dermatology business area fell 11% from €43m in 2000 to €38m in 2001. This decline was primarily attributable to negative price and exchange-rate effects, as well as stagnating sales volumes of Neriproct® and Nerisona®, our top-selling products in this business area.

Segment Performance/Segment Result

Segment performance declined slightly at approximately the same rate as net sales, i.e. by 1%, from €246m in 2000 to €244m in 2001. This fall in net sales was partially offset by lower administration and production costs. The lower production costs were the result of more favorable contractually-determined costs for iopamidol, the active ingredient of Iopamiron®, our best-selling product in the Japan Region.

After allocation of €122m of research and development costs and €15m of central production overhead/variances, segment result in 2001 was €107m, representing a nearly unchanged segment result compared to €108m in 2000. This development was primarily attributable to the moderate decline in segment performance.

Latin America/Canada Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Latin America / Canada Region by Business Area:
Gynecology&Andrology	340	67	303	64
Specialized Therapeutics	84	16	83	18
Diagnostics&Radiopharmaceuticals	45	9	49	10
Dermatology	33	6	29	6
Other Sources	9	2	10	2
Total	511	100	474	100

Net Sales

Net sales in the Latin America/Canada Region rose 8% to €511m in 2001, compared to €474m in 2000, primarily as a result of a 9% increase in sales volume. This offset the negative overall exchange-rate effects in the Latin America/Canada Region (–5%), which were largely caused by the sharp fall in value of the Brazilian real against the euro. The increase in net sales was mainly driven by higher net sales in Mexico, Venezuela and Colombia.

Despite the ongoing recession, net sales in Argentina were 9% higher in 2001 at €75m, as compared to €69m in 2000. In comparison, net sales in Brazil dropped 4% from €143m in 2000 to €137m in 2001, due to a strongly negative exchange-rate effect (–22%) which was not fully offset by the favorable development in volumes and prices (19%). Net sales in Venezuela increased significantly by 38% from €23m in 2000 to €32m in 2001. We also achieved above-average growth rates in Mexico, where net sales went up by 15% to €91m in 2001, compared to €79m in 2000, and in Colombia, where net sales rose 16% from €32m in 2000 to €37m in 2001. The increases in Colombia and Mexico were due to higher sales volume and favorable price effects. The top-selling products in the Latin America/Canada Region were Microgynon®, Diane® and Betaferon® (trade name in Canada: Betaseron®), with net sales of €54m, €51m and €47m respectively.

Net sales in the Gynecology&Andrology business area rose 12% from €303m in 2000 to €340m in 2001. Especially favorable was the development of Meliane® (26%), Triquilar® (12%) and Microgynon® (9%); net sales of Diane® (19%) also developed very positively, particularly in Canada. Mirelle®, launched in the Latin America/Canada Region during 2001, contributed net sales of €4m.

In the Specialized Therapeutics business area, net sales grew by 2% to €84m in 2001, compared to €83m in 2000. Net sales of Betaferon® remained almost unchanged at €47m in 2001, compared to €46m in 2000. Net sales of Fludara® grew by 13% from €7m in 2000 to €8m in 2001, mainly due to higher sales in Canada and Argentina, while net sales of Androcur®, our product for the treatment of prostate cancer, decreased slightly to €17m in 2001, down from €18m in 2000 due to competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area fell 9% from €49m in 2000 to €45m in 2001. The decline was mainly attributable to net sales of Iopamiron®, which dropped 12% to €26m in 2001, compared to €29m in 2000, largely due to lower prices in Mexico.

In 2001, net sales in the Dermatology business area increased 11% to €33m compared to €29m in 2000. This change was primarily due to higher net sales of two of our top-selling products in this business area, Nerisona® and Advantan®.

Segment Performance/Segment Result

Segment performance rose 12% to €170m in 2001, compared to €152m in 2000. The increase was mainly attributable to higher net sales and falling regional production costs.

After allocation of €68m of research and development costs and €7m of central production overhead/variances, segment result in 2001 was €95m, representing an increase of 9% from €87m in 2000.

Asia/Middle East Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Middle East Region for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales for Asia/Middle East Region by Business Area:
Gynecology&Andrology	81	38	81	41
Specialized Therapeutics	27	13	20	10
Diagnostics&Radiopharmaceuticals	77	36	71	36
Dermatology	15	7	15	7
Other Sources	13	6	11	6
Total	213	100	198	100

Net Sales

Net sales in the Asia/Middle East Region increased by 8% to €213m in 2001, compared to €198m in 2000. This positive development was mainly attributable to higher sales volume (13%), partially offset by unfavorable exchange-rate effects (–5%). Despite negative exchange-rate effects, net sales in South Korea grew by 13% to €54m in 2001, up from €48m in 2000, while in China net sales grew 23% from €20m in 2000 to €24m in 2001. This increase in China was partially explained by the acquisition of Nanjing Xianhe Pharmaceuticals Co., Ltd. in June 2001. This company was subsequently renamed Schering (Nanjing) Pharmaceutical Ltd. and consolidated as of July 1, 2001. In Indonesia, by contrast, net sales declined by 10% to €20m in 2001, compared to €22m in 2000, due to lower sales volumes and negative exchange-rate effects, which were not offset by the positive price developments.

Net sales in the Gynecology&Andrology business area remained almost unchanged at €81m in both 2000 and 2001. Net sales of Meliane® increased from €1m in 2000 to €2m in 2001, while Mirena® grew 51% to €3m in 2001, compared to €2m in 2000. On the other hand, net sales of our oral contraceptive Microgynon® fell 12% from €12m in 2000 to €11m in 2001. Higher net sales of Diane®, which rose 20% to €14m in 2001, and Femovan®, which grew by 9% to €12m in 2001, were the result of higher sales volumes partially offset by unfavorable exchange-rate effects.

In the Specialized Therapeutics business area, net sales increased 34% from €20m in 2000 to €27m in 2001. This increase was due to higher sales volumes of Betaferon® and Fludara® as well as the top-selling oncological products of Schering (Nanjing) Pharmaceutical Ltd.: Bei'en® and Jiadi®. Net sales of Betaferon® rose from €5m in 2000 to €7m in 2001, while net sales of Fludara® grew by 74% from €2m in 2000 to €3m in 2001. Net sales of Androcur® remained virtually unchanged in 2001 as compared to 2000.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased 10% to €77m in 2001, compared to €71m in 2000. This growth was primarily attributable to higher net sales of Ultravist® and Magnevist®. Ultravist®, which accounted for 68% of net sales in diagnostics business in the Asia/Middle East Region, grew by 13% from €47m in 2000 to €53m in 2001. Net sales of the MRI contrast medium Magnevist® rose €2m to €14m in 2001.

Net sales in the Dermatology business area remained almost unchanged at €15m in both 2000 and 2001. Higher sales volumes (10%) were largely compensated by contrary price and exchange-rate effects. The slight percentage rise in net sales in this business area was mainly due to higher net sales of Travocort®, which rose from €2m in 2000 to €3m in 2001.

Segment Performance/Segment Result

Segment performance rose by 4% from €69m in 2000 to €72m in 2001. An 8% growth in net sales was partially offset by higher administration costs as well as marketing and selling costs. This was mainly due to expenditures for the expansion of our business in China.

After allocation of €24m of research and development costs and €12m of central production overhead/variances, segment result was €36m in 2001 and remained unchanged compared to 2000.

Other Activities

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001		2000
	€	Percentage of Net Sales	€	Percentage of Net Sales
	(in million, except percentages)
Net Sales of Other Activities:
Pharmaceutical chemicals	118	74	116	77
Other	41	26	35	23
Total	159	100	151	100

Net Sales

Net sales increased by 5% to €159m in 2001, compared to €151m in 2000. Net sales of pharmaceutical chemicals rose 2% from €116m in 2000 to €118m in 2001, primarily due to higher sales volumes of various intermediates and active ingredients, as well as positive exchange-rate effects.

Net sales in the sub-segment Other grew 17% from €35m in 2000 to €41m in 2001, largely because of higher net sales from sales collaborations and toll manufacturing.

Segment Performance/Segment Result

Segment performance rose 10% from €73m in 2000 to €80m in 2001. The increase was primarily attributable to lower administration costs and improved net sales.

After allocation of €13m of research and development costs and €34m of central production overhead/variances, segment result in 2001 was €33m compared to €26m in 2000. This increase primarily resulted from higher segment performance as well as from a moderate decline of central production overhead/variances.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Schering AG Group's cash and cash equivalents as of December 31, 2002, 2001 and 2000 amounted to €408m, €192m and €274m, respectively. As of December 31, 2002, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less bank loans and overdrafts) of €566m, compared with €62m as of December 31, 2001, and €418m as of December 31, 2000. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 2002, 2001, 2000, amounted to €439m, €911m and €1,153m, respectively. As the pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. In 2001, Schering AG founded the Schering Altersversorgung Treuhand Verein (Schering Pension Trust). Amounts of €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2003, including capital expenditures, research cooperation projects, debt service and dividends.

For a discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see Item 11 - "Quantitative and Qualitative Disclosures about Market Risk" and Note 31 to our Consolidated Financial Statements. We do not utilize commodity contracts

Sale of Minority Interest in Aventis CropScience

In June 2002, the Schering Group sold its 24% interest in Aventis CropScience Holding SA together with its co-shareholder Aventis S.A. to Bayer AG for € 1.5 billion. 4.17% of our 24% interest were held by a wholly-owned subsidiary of Schering Berlin Insurance Company, Inc. USA, which, through its subsidiary, received approximately € 261m from the sale.The availability of these proceeds for group financing purposes is essentially restricted.

Operations

Cash flows before working capital changes totaled €749m, an increase compared to 2001 (€653m). Other non-cash expenses and income includes our share of the profit from Aventis CropScience of €45m (share of profit in 2001: €85m). The result from disposal of fixed assets mainly includes income from the disposal of Aventis CropScience. Cash flows from operating activities declined 13% from €670m in 2001 to €584m in 2002, mainly as a result of increased inventories and receivables. In 2002 the change in inventories and receivables amounted to €251m. In terms of local currency, this is an increase in inventories and receivables by 11% which only slightly exceeds the increase in net sales by 10% in local currency terms.

In 2001 cash flows before working capital changes totaled €653m, slightly higher than in 2000 (€645m). Other non cash expenses and income includes our share of the profit from Aventis CropScience of €85m (share of loss in 2000: €59m). Mainly due to a lower increase in receivables, cash flows from operating activities increased 44% to €670m in 2001, from €465m in 2000.

Investing

Cash flows from investing activities amounted to €685m in 2002, compared with cash flows used in investing activities of €217m in 2001. This increase was mainly attributable to proceeds from the disposal of assets of €1.6 billion, particularly from the sale of our interest in Aventis CropScience. In July 2002, we acquired the sale and production rights for Leukine®, a product used in hematological oncology. At the same time, we assumed responsibility for the clinical development (phase II) of Leukine® for use in the treatment of Crohn’s disease. The acquisition costs amounted to €415m. Also in July 2002, we used treasury shares to acquire all outstanding shares of the U.S. biotech company Collateral Therapeutics, Inc. The cash outflow is shown under cash flows used for financing activities.

In 2001, cash flows used in investing activities amounted to €217m, compared to €119m in 2000. The increase in 2001 as compared to 2000 is mainly attributable to a rise of €96m in capital expenditure and a €72m higher cash flow for acquisitions. The acquisition of minority interest in the Jenapharm Group and the French radiopharmaceuticals company CIS bio international accounted for almost all expenditures for acquisitions (2000: Mitsui Pharmaceuticals and 60% of the shares of CIS bio international).

Financing

Cash flows used in financing activities amounted to €1,031m in 2002, compared with €535m in 2001, and mainly related to the one-time contribution of €500m to the Schering Pension Trust (€300m in 2001), the purchase of treasury shares in the amount of €234m in connection with a capital reduction and the acquisition of Collateral Therapeutics in 2002, and the distribution of a dividend in the amount of €164m (2001: €198m).

Cash flows used in financing activities were €535m in 2001, compared to €172m in 2000. The cash flow used for financing in 2001 resulted mainly from a contribution of €300m to the Schering Pension Trust and a dividend payment of €198m (2000: €165m).

Borrowings

Borrowings are reflected in our Consolidated Financial Statements as Bank loans and overdrafts. Our bank loans and overdrafts are generally of a short term nature (maturity of less than one year). Bank loans and overdrafts as of December 31, 2002, amounted to €91m, compared with €233m as of December 31, 2001, and €234m as of December 31, 2000. €53 of these liabilities have a maturity of less than one year (December 31, 2001: €188m; December 31, 2000: €217m). The decrease of bank loans and overdrafts in 2002 reflects the improved financial condition of the Group due to the cash flows described above.

Share Repurchase Program

In 2002, we repurchased 1,500,000 shares for an amount of €76m. In addition, approximately 2,500,000 shares were purchased and exchanged for shares of Collateral Therapeutics, Inc.

In April 2002, 188,000 shares were acquired to be used for the share bonus program for employees. These shares were sold to employees during 2002 at a price of €24.80 per share.

Recent Acquisitions and Dispositions

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to expand our product portfolio,

  acquire promising technical innovations, and

  strengthen our presence on key geographical markets.

We dispose of assets or businesses from time to time that we decide do not belong to our core business.

Acquisitions

In July 2002, we acquired the marketing and production rights for Leukine®, a product used in hematological oncology. At the same time, we took over the rights to the phase II-development project for the use of Leukine® in Crohn’s disease. The acquisition cost for the entire transaction amounted to approximately €415m.

In July 2002, we acquired the U.S. biotech company Collateral Therapeutics, Inc., using our ADRs traded on the New York Stock Exchange as payment for the first time. The total value of ADRs issued on July 2, 2002, the date on which the shareholders of Collateral Therapeutics approved the offer, amounted to €148m. Collateral Therapeutics is a leader in the discovery and development of innovative gene therapy products for the treatment of cardiovascular disease.

In July 2002, we also acquired the Finnish company MAP Medical Technologies Oy. MAP specializes in the development, manufacture and marketing of radiopharmaceuticals for improving the diagnosis and therapy of cancer, as well as neurodegenerative diseases.

Dispositions

At the beginning of June 2002, we sold our 24% stake in Aventis CropScience to Bayer AG for €1.5 billion. This disposal allows us to concentrate on our core business, thereby generating a sustained improvement in our company value.

In May 2002, we sold the general practitioner division of our subsidiary Asche AG to the Italian company Chiesi Farmaceutici S.p.A. as part of the strategic reorganization of the Schering AG Group’s German companies. In connection with this disposal, Asche AG was renamed AWAG Arzneimittelwerk Altona AG.

In Finland, we reorganized our business. Leiras products with relevance for our global business will be marketed by our subsidiary Schering Oy as of 2003. Leiras products that we consider non-strategic for our global business remain with our former subsidiary Oy Leiras Finland AB, and we reduced our interest in this company to 49% as of December 31, 2002.

Capital Expenditures

We generally fund capital expenditures out of cash flows from operating activities. Capital expenditures on property, plant and equipment totaled €281m in 2002, compared with €229m in 2001 and €184m in 2000. 55% of expenditures in 2002 related to Germany, 12% to other countries in the European Union, 16% to the United States and 3% to Japan.

21% of our capital budget in the year under review was spent on research and development, and 56% on production, quality assurance and environmental protection. Marketing and selling as well as Other functions accounted for 23% of our investment budget. We continued consolidating the formulation and packaging of liquid and solid dosage forms, previously spread across two sites, at one site in Berlin, Germany.

We will increase capital expenditures to an anticipated total of €300m in the course of 2003. In Berlin, we will continue the construction of a substance library to support automated drug discovery as well as progressing with our plans for a new research building. At our Bergkamen site, we will push the expansion of our chemical and microbiological production capacity for active ingredients in order to improve our ability to meet future demands for our products. In Europe, we are continuing the planning and implementation of additional production capacity at our pharmaceutical production plants in Weimar, Germany, and Lys-Lez-Lannoy, France. In Finland, we will progress with construction of a development and production facility for our innovative DELVIVO™ drug delivery technology. This technology allows the active ingredients of drugs to be administered in regular amounts over longer periods of time. In Richmond, California (U.S.), we will expand our biotechnology development plant.

Capital expenditures in the coming years are expected to remain at the same level as 2003. This will enable us to meet the challenges posed by increased demand, changing regulatory standards and technological developments.

Off-Balance Sheet Arrangements and Contractual Obligations

For information on contingent liabilities, commitments arising from research agreements as well as other financial commitments, see Note 32 to our Consolidated Financial Statements. We do not use "off-balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities. For a discussion of our accounting policy with respect to special purpose entities, refer to "-Changes in Accounting Policies-IAS" as well as to “-New Accounting Standards - U.S.GAAP”.

Dividends

In 2002 Schering AG paid a cash dividend of €0.83 per share for the financial year 2001 (in total €164m). The cash dividend paid was €198m (€0.67 per share plus a bonus dividend of €0.33 per share) in 2001, and in 2000 it was €165m (€0.50 per share plus a bonus dividend of €0.33 per share). The primary purpose of additional bonus dividends paid in 2000 and 2001 was to enable German resident shareholders to benefit from certain tax advantages. The Executive Board will propose to the Annual General Meeting a dividend of €0.93 per share for the financial year 2002.

United States GAAP Reconciliation

As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IAS. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. A comparison of net profit, earnings per share (basic) and shareholders' equity at, or for the year ended, December 31, 2002, 2001 and 2000 determined under IAS and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IAS is shown below.

	December 31,
		2002	2001	2000
	$	€	€	€
	(in million, except per share data)
Net profit:
IAS	910	867	418	336
United States GAAP	889	848	403	306
Earnings per share (basic):
IAS	4.61	4.39	2.11	1.70
United States GAAP	4.51	4.30	2.04	1.55
Shareholders' equity:
IAS	3,077	2,934	2,556	2,297
United States GAAP	2,930	2,794	2,457	2,304

As more fully described and quantified in Note 37 to our Consolidated Financial Statements, the major differences between IAS and United States Generally Accepted Accounting Principles relate to accounting for business combinations (research-in-process charges; amortization of goodwill), compensation costs for early retirement programs, provisions for pensions and stock option plans, environmental costs, valuation of securities, capitalization of interest costs, cash flow hedges and accounting for equity investments.

Net profit under U.S.GAAP is lower by 2% in 2002, 4% in 2001 and 9% in 2000, as compared to net profit under IAS for the same periods. In 2002, the primary reason for a lower net profit under U.S.GAAP were expenses for acquired research-in-process which are especially related to our acquisition of Collateral Therapeutics, Inc. and which are capitalized as part of goodwill under IAS. A positive effect on net profit under U.S.GAAP resulted from the suspension of amortizing goodwill in accordance with SFAS No. 142 as well as from the divestment of our interest in Aventis CropScience (see Note 37 to our Consolidated Financial Statements). In 2001, net profit under U.S.GAAP was primarily affected by expenses for acquired research-in-process. In 2000, net profit under U.S.GAAP was primarily affected by higher compensation costs for our early retirement programs (the costs are recognized up front under IAS but recognized over the remaining service period of the employees under U.S.GAAP) and higher costs for our stock option plans.

A classification difference also arises in presenting interest relating to the pension obligations not transferred to external funds. Under IAS, interest relating to the unfunded pension obligation is classified in financial result (see Note 9 to our Consolidated Financial Statements). Under U.S.GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under U.S.GAAP would be lower and financial result higher by €44m in 2002, €76m in 2001 and €73m in 2000.

Restructuring Program

In the course of implementing our Global Production Strategy (GPS) we continued to restructure our worldwide pharmaceutical production. The project aims at creating a more efficient, more flexible, more market-demand driven and thus more competitive manufacturing network within our global supply chain. The program is composed of several sub-strategies which are focused on improving our production of active ingredients and of pharmaceutical, radiopharmaceutical and biotechnological products.

In 2002, the consolidation of our chemical production of active ingredients at two sites was completed. For our pharmaceutical production sites, this process is ongoing and is expected to be finished by the end of 2004. It will result in a network of 14 production sites worldwide, nearly all of which will be specialized in a single dosage form (liquids, solids or semisolids).

We have set up provisions totaling €17m for future restructuring measures within the framework of our GPS.

We are continuing with an additional program aimed at optimizing internal structures and processes at the remaining production sites. One example of this is the consolidation of our two production sites in Berlin for the formulation and packaging of liquid and solid dosage forms at our Berlin-Wedding facility by the end of 2004. In 2003 and 2004, implementation costs totaling approximately €33m and capital expenditures of €12m will be expensed in relation to this program.

It is the overall objective of all programs to enable us to cope with increasing production volumes, to optimize capacity utilization in our manufacturing facilities, to reduce capital expenditure and inventories and to allow for a more flexible and rapid response to fluctuations in demand in our markets.

Aventis CropScience

Sale of Minority Interest in Aventis CropScience

In June 2002, the Schering Group sold its 24% interest in Aventis CropScience Holding S.A. together with its co-shareholder Aventis S.A. to Bayer AG for €1.5 billion. Part of Schering AG’s 24% interest was originally held by NOR-AM Agro LLC, a wholly-owned subsidiary of Schering Berlin Inc. In August 2001, as a result of series of transactions, NOR-AM Agro LLC’s 4.17% interest in Aventis CropScience was acquired by a wholly-owned subsidiary of Schering Berlin Insurance Company, Inc. and was subsequently sold to Bayer. Schering Berlin Insurance Company, through its subsidiary, received approximately €260.6m as part of the transaction.

As of December 31, 2002, NOR-AM Agro LLC had assets of $13.5m comprised of a $9.9m receivable from Schering Berlin, a $2.8m deferred tax asset and a $644,000 investment in NOR-AM Land Company, an affiliate. Its liabilities are estimated to be no more than $4.5m which includes a $4.3m nondeductible reserve for potential contingent environmental exposure.

From the divestment of our interest in Aventis CropScience we realized a profit of €689m, net of an increase of provisions for third-party claims of €285m. Bayer AG has notified Schering AG in several cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement which might lead to damages for which the Group could be liable.

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

During December 1999, Rhône-Poulenc S.A. acquired Hoechst. Rhône-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, we entered into a Partners' Agreement with Aventis and Hoechst on December 29, 1999. Under this agreement, Aventis contributed all of its shares in its crop protection and crop science business, Rhône-Poulenc Agro S.A., and we and Hoechst each contributed all of our interests in AgrEvo GmbH to form a new company, Aventis CropScience. Following the completion of these transactions, this combined company, Aventis CropScience, became a 76%-owned consolidated subsidiary of Aventis and the Schering AG Group did hold the remaining 24% interest in Aventis CropScience.

Since the formation of AgrEvo through the divestment in June, 2002, we had contributed an aggregate of approximately €500m to the AgrEvo/Aventis CropScience joint venture. Of this aggregate amount, approximately €210m or 42% (primarily our agrochemical assets and liabilities) was contributed in connection with the formation of the joint venture in 1994 and approximately €290m or 58% was contributed in cash during the years 1997 to 1999 in connection with proposed acquisitions.

Aventis CropScience Results of Operations

Aventis CropScience's net sales for the first five months ended May 31, 2002 amounted to €1,831m.

Schering AG's share of profits totaled €45m.

2001 Compared to 2000

Aventis CropScience's net sales amounted to €4,303m in 2001, an increase of 7% over reported sales of €4,034m in 2000. After adjusting for the divestment of the household insecticide business in 2001, sales rose 8%.

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

In the United States, which accounted for 18% of Aventis CropScience total sales in 2001, net sales increased 3% to €787m in 2001, compared to €764m in 2000. This sales increase was caused mainly by the Environmental Science business and despite reduced planting acreage and adverse weather conditions, especially during the second-quarter planting season in the Midwest.

Net sales in France, which contributed 12% of total sales in 2001, increased 9% to €535m in 2001, compared to 2000 net sales of €491m. This improvement was due to higher sales for industrial crop products, particularly insecticides.

In Brazil, the source of 11% of Aventis CropScience's total sales in 2001, net sales rose 16% to €475m in 2001, compared to €409m in 2000, benefiting from higher sales of insecticides and herbicides.

In Germany, which accounted for 5% of total sales in 2001, net sales fell 3% to €235m in 2001, compared to 2000 net sales of €243m due to adverse weather conditions and the effects of a major portfolio streamlining. Business in Germany recovered well in the second half of the year.

Net sales in Japan, which generated 4% of total sales in 2001, increased to €186m in 2001 from €181m in 2000. After adjusting for currency effects, net sales increased by 13%.

The contribution of all other countries rose by 7% to €2,085m compared to €1,946m in 2000.

Schering AG's share of profits totaled €85m after accounting for goodwill amortization of €24m.

Inflation

During the past three years, the effects of inflation on our operations have not been material.

Foreign Currency

Effective as of January 1, 1999, we adopted the euro as our reporting currency.

Sales made, and expenses incurred, by our subsidiaries located outside of Germany (and the other member countries of the European Union that have adopted the euro as their common currency) are generally denominated in local currency. As a consequence, a significant amount of our sales have been generated, and our costs have been incurred, in currencies other than the euro.

We made sales in a range of currencies during 2000, 2001 and 2002 as follows:

	Year Ended December 31,
	2002	2001	2000
	(percentage of net sales)
Euro	39	38	39
U.S. dollar	27	25	23
UK pound sterling	3	3	3
Japanese yen	12	14	15
Brazilian real	3	3	3
Other	16	17	17
	100	100	100

We translate the balance sheets of our subsidiaries that do not use the euro as their functional currency into euro at the mid-market rate on the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. Comparability of our performance between financial periods can be significantly affected by fluctuations in the value of the euro against other currencies. Moreover, our financial condition and results of operations may be materially affected by movements in the exchange-rate between foreign currencies to which the Group is exposed and the euro. In general, due to translation effects, appreciation of the euro relative to a foreign currency has a negative effect on our reported consolidated net sales, operating profit and net profit. The depreciation of the euro relative to a foreign currency generally has a positive effect on our reported consolidated net sales, operating profit and net profit. The U.S. dollar, Japanese yen, British pound sterling and Brazilian real are the most significant sources of this currency translation risk. See Note 5 to our Consolidated Financial Statements.

Net sales in 2002 increased by 10% in local currency terms and 4% in euro terms as compared to 2001. The negative translation effect was essentially due to the strengthening of the euro relative to the U.S. dollar during fiscal 2002.

Net sales in 2001 increased by 10% in local currency terms and 8% in euro terms as compared to 2000. The negative translation effect was essentially due to the strengthening of the euro relative to the Japanese yen which could only partly be offset by positive translation effects due to the depreciation of the euro relative to the U.S. dollar.

For a discussion of the significant effects of foreign currency on our results of operations, see "-Results of Operations-2002 Compared with 2001-Results of Operations by Segment-United States Region", "-Japan Region" and "-Asia/Middle East Region","-Results of Operations-2001 Compared with 2000- Results of Operations by Segment-Latin America/Canada Region", "-Japan Region" and "-Asia/Middle East Region".

Environmental Matters

Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 2001 and 2002, we incurred capital expenditures of €5m and €15m, respectively, for environmental protection projects and other projects resulting in environmental benefits. Capital expenditures for environmental protection and other projects resulting in environmental benefits are forecasted to be between €8m and €14m for each of the years 2003 through 2007. In addition, our operation and maintenance costs for safety and environmental measures were €65m in 2001 and €74m in 2002. Operation and maintenance costs for each of the years 2003 through 2007 are forecasted to be between €75m and €80m.

We believe that the expenditures required to comply with applicable laws and regulations concerning environmental protection, including ongoing clean-up matters, will not have a material adverse effect on the Group's financial condition, cash flows or results of operations.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with International Accounting Standards (IAS) requires management to make estimates and assumptions. This is affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of those judgements can be subjective in nature and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption made by the company, there may also be other estimates or assumptions that the company reasonably could have used. If the accounting estimate required to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates that reasonably could have been used would have a material impact on the presentation of the financial condition, changes in financial condition or results of operations, the accounting estimate would constitute a critical accounting policy. The following critical accounting policies should be considered in reviewing our Consolidated Financial Statements.

In addition to our Consolidated Financial Statements in accordance to IAS we provide a reconciliation to U.S.GAAP in Note 37 to our Consolidated Financial Statements which differs in certain respects from IAS.

The Group does not consider any specific accounting policy to be critical to the economic success of the Group.

Critical Accounting Policies under IAS

Our critical accounting policies include provisions, accounting for expected third-party claims, the impairment of long lived assets, the accounting for pension plans and the recoverability of deferred tax assets.

Provisions

We recognize provisions for current and deferred taxes, personnel costs as well as environmental warranty and litigation risks when we have a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Long-term provisions are reported at their discounted value. The determination of probabilities is based on past experience and the circumstances known at the time of decision, but also requires subjective management judgement. As a consequence, the actual liability might be significantly higher.

Accounting for expected third-party claims

Provisions for third-party claims include mainly indemnities relating to the sale of business activities.

During fiscal year 2002, we completed the sale of our 24% ownership interest in Aventis CropScience to Bayer AG. The purchase agreement contained a range of indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. This accounting issue was considered as a gain recognition issue. Recognition of a gain on the sale of a business is prohibited, if the significant risks of ownership are not transferred to the buyer and the costs incurred in respect of the transaction can not be measured reliably. Consequently we realized a gain on the transaction net of the claims we expect to be filed by the buyer through the recognition of a contingent liability. The possible indemnities, repesentations and warranties are uncertain in nature. Therefore, the estimation of the amount of expected claims requires subjective assumptions and management judgement. The actual outcome regarding the filing of claims as well as the actual amount attributable to a filed claim might differ significantly from management`s expectations.

Impairment of long-lived assets

We review our long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events or changes in circumstances indicate (triggering event) that the carrying amount of the asset may not be recoverable. In order to assess if assets are impaired, we estimate the recoverable amount of the asset by the higher of either the present value of future cash flows expected to result from the use of the asset (value in use) or its net selling price. If the recoverable amount is less than the carrying amount of the asset, we will recognize an impairment loss for the amount by which the asset`s carrying amount exceeds its recoverable amount. For purposes of determining the value in use, we group our assets at the lowest level for which separately identifiable cash flows are available. For estimating future cash flows, we use our internal budgets. Thereby, considerable management judgement is necessary to identify a triggering event and to estimate future sales and cost of sales which underly the present value of future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of assets or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairments.

Pension plans

We account for pensions in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events (see Note 4 to our Consolidated Financial Statements). These factors include key actuarial assumptions about the discount rate and rate of future compensation increases. In addition, our actuarial consultants also make use of subjective assumptions such as fluctuations and mortality rates. These actuarial assumptions may differ materially from actual developments due to changing market and economic conditions, changes in fluctuation rates or changes in live expectancy of participants, thereby resulting in a significant increase of the projected benefit obligation (PBO).

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market related value of plan assets. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. The expected return of each asset class is based on an average over the historical long-term return on risk-free government bonds and moderate specific risk premiums varying for equities and for lower credit bonds. Accordingly, we calculated an expected return on plan assets of 7%. The market-related value of plan assets for the Schering Pension Trust is based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

The estimated effect of net unrealized losses on future pension expenses amounts to €7m per year (2002: €3m).

Deferred tax assets

We apply the liability method to accounting for income taxes. Deferred tax assets are recognized for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities in the balance sheet and their associated tax bases. Deferred tax assets are measured at the tax rates which are expected to be in effect for the years in which the differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Thereby, the recognition of a deferred tax asset requires significant management judgement on the probability of the deferred tax asset to be recovered against future taxable profits.

Critical Accounting Policies under U.S.GAAP deviating from IAS

Goodwill

According to IAS 38, goodwill should be amortized on a systematic basis over its useful life. Since January 1, 2002, goodwill arising from acquisitions is not amortized under U.S.GAAP. Instead, SFAS No. 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level. The reporting units are our primary segments, which are geographical. In the first step, the fair value of the reporting unit is compared to its book value (carrying amount) including goodwill. In order to determine the fair value of the reporting unit, significant management judgement is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the reporting unit is less than its book value, a second step needs to be performed which compares the fair value of the reporting unit’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. In 2002, no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

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

As of January 1, 2000, we adopted IAS 38 "Intangible Assets". This standard provides that intangible assets should only be recognized when it is probable that future economic benefits attributable to the asset will flow to the enterprise and that the cost of the asset can be reliably measured. The adoption of this standard resulted in the capitalization of expenses for internally generated software amounting to €13m.

As required by SIC-12 "Consolidation-Special Purpose Entities" we consolidated two special funds for the first time in 2000. Results relating to prior periods of €16m have been included in net profit of 2000. If the special funds had always been consolidated, net profit in 1999 would have been lower by €2m, the aggregated net profit of periods before 1999 would have been higher by €18m. In 2001, these special funds were transferred to the newly established Schering Pension Trust.

As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, fair values are usually used in accounting for financial instruments. The adoption of IAS 39 had no impact on net profit. The effects on reporting are described in Note 4 to our Consolidated Financial Statements under "Financial assets, Marketable securities and Derivative financial instruments".

As of January 1, 2001, we adopted IAS 40 "Investment Property". IAS 40 introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost model.

U.S.GAAP

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” is effective for fiscal periods beginning after June 15, 2000. The statement requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As of January 1, 2001, our hedging of anticipated revenues and expenses is accounted for as cash flow hedge under U.S.GAAP.

We have applied SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” since January 1, 2002. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. In addition, it establishes criteria for the separate recognition of intangible assets from goodwill. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer subject to amortization, but must be tested for impairment annually using a defined procedure, resulting in the recognition of an impairment loss if appropriate. In fiscal 2001, goodwill amortization charges amounting to €35m (2000: €34m) were included in net profit under U.S.GAAP. Impairment testing of goodwill from earlier acquisitions performed in 2002 did not result in any impairment losses. Impairment testing was performed on the basis of the present value of estimated future cash flows. In addition, the estimated remaining useful lives of existing intangible assets were reviewed effective January 1, 2002 and, where necessary, their amortization periods adjusted to reflect the changes in their remaining useful lives.

New Accounting Standards

U.S.GAAP

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 "Accounting for Asset Retirement Obligations" . This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the application of SFAS No. 143 to materially impact our reconciliation.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of the standard had no effect on our U.S.GAAP reconciliation.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (EITF) Issue 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability associated with exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We currently do not expect the application of SFAS No. 146 to materially impact our U.S.GAAP reconciliaton.

On December 31, 2002 the Financial Accounting Standards Board issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends the disclosure requirements relating to stock-based employee compensation previousely contained in SFAS No. 123. SFAS No. 148 is effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been taken into account in the additional information provided on U.S.GAAP, see Note 38 to our Consolidated Financial Statements.

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51“, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003; for variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN No. 46 will be effective as of July 1, 2003. We do not expect an effect on our reconciliation from the application of the new FASB rules, since we have no investment that qualifies as a qualifying special purpose entity or a variable interest entity.

Risk Management

The information provided in this section contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of our exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

Market risk represents the risk of an adverse price change of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and equity prices. We have policies for managing potential exposures related to these risks. See Note 31 to our Consolidated Financial Statements.

We use exchange-traded and over the counter (OTC) derivative financial instruments to manage currency and interest rate risks resulting from business transactions and from interest rate and price changes on our portfolio. Transactions in derivative instruments are concluded with high-rated banks within fixed risk limits. Taking into account the hedged positions, we do not anticipate any material adverse effect on the Group's financial position, results of operations, liquidity or cash flows resulting from our use of derivative financial instruments.

Foreign Exchange Risk Management

Prior to the adoption of the euro by Germany and 10 other member countries of the European Union as their common currency, our functional currency was the Deutsche Mark. The euro is now our functional currency. We have receivables and payables denominated in currencies other than the euro and the functional currencies of our foreign subsidiaries, which creates foreign exchange risk. Since the introduction of the euro on January 1, 1999, our exposure to exchange-rate fluctuations is eliminated in relation to all the countries that have adopted the euro. Our most significant sources of currency risk are presently the U.S. dollar, Japanese yen and British pound sterling. We enter into foreign currency forward and option contracts to reduce our exposure to foreign currency fluctuations. Our currency risk includes balance-sheet assets denominated in foreign currencies and expected future net cash flows in foreign currencies for 12 months on a rolling basis.

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

The principal function of the Supervisory Board is to supervise the Executive Board. The Supervisory Board is also responsible for appointing and removing the members of the Executive Board. The Supervisory Board may not make management decisions, but certain types of transactions require its prior consent.

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

The current members of our Supervisory Board, their respective ages as of February 28, 2003, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

Name	Age	Principal Occupation	Year First Elected by shareholders (S) employees (E)
Dr. Giuseppe Vita Chairman of the Supervisory Board	67		2001 (S)
Norbert Deutschmann Vice-Chairman of the Supervisory Board	51	Chairman of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Karl-Hermann Baumann	67	Chairman of the Supervisory Board of Siemens AG, Berlin and Munich	1994 (S)
Prof. Dr. med. Piet Borst	68	Professor of Clinical Biochemistry, University of Amsterdam, Amsterdam	2000 (S)
Dr. Mathias Döpfner	40	Chairman of the Executive Board of Axel Springer Verlag AG, Berlin	2001 (S)
Professor John A. Dormandy	65	Professor of Vascular Sciences, University of London; Director, Vascular Clinical Research Unit, St.Georges Hospital, London	1996 (S)
Joachim Elsholz	53	Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie, Berlin	2000 (E)
Dr. rer. pol. Reiner Hagemann	55	Chairman of the Executive Board of Allianz Versicherungs-AG, Munich	1997 (S)
Johannes Heitbaum	39	Vice Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E
Dr. h.c. Martin Kohlhaussen	67	Chairman of the Supervisory Board of Commerzbank AG, Frankfurt/Main	1996 (S)
Hermann-Josef Lamberti	47	Member of the Executive Board of Deutsche Bank AG, Frankfurt/Main	2001 (S)
Dr. med. Hans-Peter Niendorf	56	Head of Corporate Clinical Development Diagnostics& Radiopharmaceuticals, Schering AG, Berlin	1999 (E)
Hans-Jürgen Scheel	59	Corporate Human Resources, Schering AG, Berlin	1994 (E)
Günter Schmitt	60	Member of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Ulrich Sommer	55	Area Manager Marketing Europe Region, ScheringAG, Berlin	1999 (E)
Heinz-Georg Webers	43	Chairman of the Central Works Council of Schering AG; Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)

Executive Board

Our Executive Board currently consists of 6 members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

Any two members of the Executive Board or one member of the Executive Board and the holder of a special power of attorney (Prokura) may legally represent Schering AG towards third parties.

The Executive Board reports regularly to the Supervisory Board, including with respect to proposed business policy or strategy, profitability, the current business of Schering AG, deviations from plan, risk management, business transactions that may affect the profitability or liquidity of Schering AG, and any exceptional matters which arise from time to time. The Supervisory Board may also request special reports from the Executive Board.

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

The current members of our Executive Board, their respective ages as of February 28, 2003, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

Name	Age	Position	Year First Appointed	Year Term Expires
Dr. Hubertus Erlen	59	Chairman of the Executive Board; Responsibilities: strategy, business development, corporate communication, senior executives, corporate auditing	1985	2005
Prof. Dr. Klaus Pohle	65	Vice-Chairman of the Executive Board; Responsibilities: finance and administration, information technology, equity participations, Japan, Asia, Australia	1981	2003
Dr. Ulrich Köstlin	50	Member of the Executive Board; Responsibilities: marketing and sales, supply chain and environment, Europe, Africa	1994	2004
Mr. Lutz Lingnau	59	Member of the Executive Board; Responsibilities: Specialized Therapeutics, Dermatology, United States	2001	2005
Dr. Jörg Spiekerkötter	44	Deputy member of the Executive Board; Responsibilities: Human Resources	2002	2007
Prof. Dr. Dr. h.c. Günter Stock	59	Member of the Executive Board; Responsibilities: research and development, Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Latin America, Canada	1989	2004

Dr. Hubertus Erlen began his career with Schering AG in 1972 in a pharmaceutical manufacturing function. In 1978 he joined the central office of the Executive Board, which he later headed for two years. Prior to his appointment as a member of the Executive Board of Schering AG in 1985, he served as a member of the former Electroplating Divisional Board. In April 2001, Dr. Erlen became Chairman of the Executive Board.

Prof. Dr. Klaus Pohle joined Schering AG as a member of the Executive Board in 1981. Prior to joining Schering AG, he was with BASF AG from 1966 to 1980, where he served as a director for various subsidiaries in Europe and Brazil, later as Director of Finance at BASF AG. Prof. Dr. Pohle is currently Vice Chairman of the Executive Board of Schering AG, a position he has held since 1989.

Dr. Ulrich Köstlin began his career with Schering AG in 1982 as a management trainee. He served as general manager for several subsidiaries of Schering AG in Latin America from 1983 to 1986. Subsequently he was appointed the head of the pharma division for Latin America and Canada. Prior to his appointment as a member of the Executive Board of Schering AG in 1994, he served from 1990 to 1993 as vice president of Berlex Laboratories, Inc., USA, and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994.

Lutz Lingnau joined Schering AG's business trainee program in 1966. From 1968 to 1989, he served in various capacities at Schering AG and in a number of subsidiaries in South America and the United States, including as president of Berlex Laboratories, Inc., from 1983 to 1985. Since 1989, Mr. Lingnau is the president and Chief Executive Officer of Schering Berlin Inc., USA. He was appointed as a member of the Executive Board of Schering AG effective January 1, 2001.

Dr. Jörg Spiekerkötter joined Schering AG in 1999 as head of Finance. Prior to joining Schering AG, Dr. Spiekerkötter was head of Legal, Trade Mark, Insurance at Hoechst Schering AgrEvo GmbH, Berlin, from 1994 to 1999. Dr. Spiekerkötter was appointed as a Deputy Member of the Executive Board of Schering AG in April 2002.

Prof. Dr. Dr. h.c. Günter Stock joined Schering AG in 1983 as head of the former Cardiovascular Pharmacology Department. From 1987 to 1989, he served as head of the Institute for Pharmacology. Prof. Dr. Stock was appointed as a member of the Executive Board of Schering AG in 1989.

Other Senior Management

José E. Martino Alba joined Schering AG in1983. From 1983 to 1989, he held several positions with Schering AG in Spain and South America including plant manager in Venezuela and Colombia. From 1989 to 1991, he served as a project manager for the European production subsidiaries of Schering AG. From 1991 to 2002, he was chairman of the board and managing director of Schering’s subsidiaries in China and Hong Kong. In September 2002, Mr. Martino was appointed as the representative director and president of Nihon Schering K.K.

Dr. med. habil. Joachim-Friedrich Kapp joined Schering AG in 1975 as a scientist. From 1975 to 1983, Dr. Kapp served in various capacities at the Schering AG Group, including as vice president of research and development of Berlex Laboratories, Inc. From 1984 to 1991, he was employed by Gödecke AG where he held several positions, including head of research and development. In 1991, Dr. Kapp returned to the Schering AG Group where he currently serves as head of Specialized Therapeutics.

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

Dr. Philip Smits joined Schering AG in the beginning of 2003 as head of the Gynecology&Andrology business area. He has served for over ten years in various clinical research and medical management functions at Eli Lilly and Company in Europe and North America and has a technical track record in endocrinology, infectious diseases and osteoporosis.

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

Dr. Dale A. Stringfellow served as president of Berlex Biosciences, the U.S. research and development arm of Schering AG from 1995 to 2000. He holds a PhD in Microbiology and has held management positions at various companies throughout the biotechnology industry. In December 2000 Dr. Stringfellow was named Chief Executive Officer of Berlex Laboratories, Inc. He will cede this position in April 2003 to Reinhard Franzen. Dr. Stringfellow will focus on his position as Chairman of Collateral Therapeutics, Inc.

Reinhard Franzen joined Schering AG in 1983 and has managed a variety of marketing, medical affairs and operational departments. He has gained his experience working in many countries including Thailand, the Phillipines, Germany and the United States. Most recently, Mr Franzen served as Vice President and General Manager of the female health care business unit of Berlex Laboratories, Inc. In January 2003 he was appointed chief operating officer of Berlex Laboratories, Inc. and will assume the role of president and Chief Executive Officer in April 2003.

Claus Zieler joined Schering AG in 1991 as a management trainee. From 1993 to 2000, Mr Zieler served in various capacities in a number of subsidiaries of the Group, including Ecuador and Brazil as Marketing Director Pharma. In 2000, Mr Zieler was appointed managing director of the Center of Dermatology, Schering AG, a position he has held since then.

COMPENSATION

The aggregate remuneration of all members of the Supervisory Board for 2002 amounted to €3,420,000. In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of €60,000 plus an aggregate variable annual payment that depends on the amount of dividends paid to the shareholders of Schering AG. For each €0.05 dividend per share paid over and above a base amount of €0.10 dividend per share, the aggregate variable compensation component amounts to €210,000. A member of the Supervisory Board also has received an annual fee for consultancy services, see "Item 7-Related Party Transactions".

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2002 amounted to €10,545,832 and is comprised of the following components:

Name	Fixed compensation	Variable compensation	Exercise stock-based compensation plan
	€k	€k	€k
Dr. Hubertus Erlen (Chairman)	504	1,725	301
Other members of Executive Board	2,050	5,966
Total	2,554	7,691	301

The maximum number of shares that can be received by the members of the Executive Board under the provisions of the stock-based compensation plans is as follows:

Name	Stock-based compensation plan LTI Plan 2000	Stock-based compensation plan LTI Plan 2001 I/II
Dr. Hubertus Erlen (Chairman)	22,500	40,000
Other members of Executive Board	81,900	184,000
Total	104,400	224,000

Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to €1,542,565. As of December 31, 2002, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to €34,328,984.

Stock-Based Compensation Plans

The Long Term Incentive Plan 2001

In 2001, we established the Long Term Incentive Plan 2001. The program is comprised of up to three annual tranches. The plan has a duration of seven years, and share options awarded under the plan vest over three years.

In May 2001 we made grants of share options (LTI Plan 2001/I) to approximately 650 participants worldwide in two categories: a Top Executives group of approximately 60 participants and a Key Managers group of approximately 590 participants.

Participants in the Top Executives group received share options with an exercise price of €54.66 per share (average share price on the date of grant). The options can only be exercised if, at the time of exercise, the share price has increased by at least 30% or has outperformed the MSCI World Pharmaceutical & Biotechnology Index since the inception of the tranche for 2001. Participants in the Top Executives group are required to make a personal investment in, and hold until the time of exercise, one share for every ten share options that they are granted.

Participants in the Key Managers group received share options with an exercise price of €60.13 per share (a 10% premium over the average share price on the date of grant). Participants are not required to make a personal investment in shares. Other than for the three-year vesting period, there are no other conditions to exercise of the share options by participants in the Key Managers group.

In May 2002 the second tranche of the long term incentive program 2001 (LTI Plan 2001/II) was established, with approximately 60 participants in the Top Executives group and approximately 770 participants in the Key Managers group. The exercise price of the options of the second tranche are €66.48 (Top Executives) and €73.13 (Key Managers).

The Annual General Meeting of Shareholders approved a resolution on April 26, 2001 authorizing a €5m conditional increase in our share capital in order to provide newly issued shares for exercises of share options under the Long Term Incentive Plan 2001.

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

In connection with the plan, we have purchased 814,860 call options on Schering AG's shares at a strike price of €39.40 per share.

The Long Term Incentive Plan 1998

In 1997, we established the Long Term Incentive Plan 1998. We offered approximately 215 eligible key executives worldwide the opportunity to participate in the plan. The plan had a duration of five years, expired on December 31, 2002, and had terms that are otherwise substantially equivalent to the Long Term Incentive Plan 2000. No options are outstanding under the plan.

The following table sets forth, as of December 31, 2002, certain information relating to the Long Term Incentive Plan 1998 and the Long Term Incentive Plan 2000:

Plan	Initial Exercise Date	Expiration Date	Number of Options Outstanding	Maximum Number of Award Shares
1998 Plan	January 1, 2001	December 31, 2002	0	0
2000 Plan	January 1, 2003	December 31, 2006	4,777	859,860

The following table summarizes certain information relating to the Long Term Incentive Plan 2001:

Plan	Initial Exercise Date	Expiration Date	Exercise Price €	Number of Options Granted/Remaining
LTI Plan 2001/I	May 2, 2004	May 1, 2008
-"Top Executives" group			54.66	413,500/413,500
-"Key Managers" group			60.13	812,100/794,100
LTI Plan 2001/II	May 2, 2005	May 1, 2009
-"Top Executives" group			66.48	411,000/411,000
-"Key Managers" group			73.13	1,040,500/1,034,700

BOARD PRACTICES

The employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

The Supervisory Board has established a number of committees, including an executive committee, a research and development committee, an audit committee and a nomination and compensation committee.

The members of the executive committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann, and Heinz-Georg Webers. The executive committee acts on urgent matters in between the sessions of the full Supervisory Board.

The members of the research and development committee are Dr. Giuseppe Vita (chairman), Prof. Piet Borst, Norbert Deutschmann, Prof. John A. Dormandy, Dr. Hans-Peter Niendorf and Dr. Ulrich Sommer. The research and development committee regularly discuss key research and development issues, in particular regarding objectives, priorities and organization.

The members of the audit committee are Dr. Karl-Hermann Baumann (chairman), Norbert Deutschmann, Dr. Reiner Hagemann, Dr. Hans-Peter Niendorf, Dr. Giuseppe Vita and Heinz-Georg Webers. The audit committee prepares the Supervisory Board’s recommendation on the auditor to be elected by the Annual General Meeting and enters into the contract with such auditor. It reviews the quarterly financial statements and the risk management system of the company. It resolves areas of special emphasis of the annual financial statements, reviews such statements and issues a recommendation to the full Supervisory Board as to their adoption.

The members of the nomination and compensation committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann and Hans-Jürgen Scheel. The nomination and compensation committee is responsible for searching and reviewing candidates for election to the Executive Board. It reviews and approves the salaries and other the terms and conditions of employment of the members of the Executive Board, as well as all other contracts with members of the Executive Board and the Supervisory Board.

EMPLOYEES

The annual average of employees by the Group during 2000, 2001 and 2002 was 23,720, 25,056 and 26,245, respectively. As of December 31, 2002, we employed 26,635 persons. The following tables set forth, as of December 31, 2002, a breakdown of our employees by the main category of activity and by geographic area:

Category of Activity:	Number
Administration	4,114
Research and development	4,652
Production	9,245
Marketing and sales	8,624
Total	26,635
Geographic Areas:	Number
Schering AG	8,373
Europe Region	8,210
United States Region	3,627
Japan Region	1,592
Latin America/Canada Region	2,511
Asia/Middle East Region	1,413
Other employees	909
Total	26,635

The increase in the number of persons employed by the Group in 2002 was mainly due to increasing production output in Germany and Mexico. In addition, the acquisitions of Collateral Therapeutics, Inc., and MAP Technology as well as the integration of production and research facilities in connection with the acquisition of Leukine®, contributed to the increase. We do not employ a significant number of temporary employees.

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

In 2002, the Employee Share Program was further expanded to include employees in additional countries like Australia, New Zealand, South Korea, South Africa, Mexico, Brazil, Chile and Venezuela.

Share Ownership by Directors

No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of the outstanding shares.

Dr. Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is an affiliate of Allianz AG (which Schering AG has been informed holds approximately 12.6% of our outstanding shares). Dr. Hagemann disclaims beneficial ownership of such shares.

Hermann-Josef Lamberti, a member of the Supervisory Board, is a member of the Executive Board of Deutsche Bank AG (which Schering AG has been informed holds approximately 6.3% of our outstanding shares). Mr Lamberti disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of February 10, 2003, Schering AG had an aggregate of 196,500,000 shares outstanding.

The shares are issued only in bearer form. Therefore, we are unable to determine how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of May 15, 2000, approximately 7% of the shares were held in the United States. As of February 1, 2003, there were 964 registered holders of American Depositary Receipts (ADRs) under our sponsored program with JP Morgan Chase Bank. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. Of these registered holders, 958 had addresses in the United States. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 1,724,908 ADRs, or approximately 0.88% of the total issued shares as of February 1, 2003.

Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company (including Schering AG) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly in writing the company and the German Federal Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

Schering AG has been informed that as of February 14, 2003, Allianz AG had direct or indirect share holdings representing approximately 12.6% of the outstanding shares. Schering AG has also been informed that as of February 13, 2002, Deutsche Bank AG (through various investment funds and other entities) beneficially owned shares representing 6.3% of the outstanding shares. Major shareholders do not have different voting rights.

To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Aventis CropScience

In June 2002, we completed the sale of our 24% interest in Aventis CropScience to Bayer AG for €1.5 billion in cash. On October 2, 2001, we had entered into a stock purchase agreement with Bayer for such sale.

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

Directors

Certain members of the Supervisory and Executive Boards are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June of 1996. The annual fee for these services, which are provided in line with a consultancy agreement, is €56,242.

A loan with a balance of €33 thousand to one member of the Supervisory Board and a loan with a balance of €100 thousand to one member of the Executive Board were in existance as of December 31, 2002 (repayments in 2002 amounted to €158 thousand). Interest of 6% and 5.5% respectively is charged on the loans, one of which is repayable over 13 years, the other over 5 years. All such loans were granted prior to July 29, 2002 and have not been amended or extended since then.

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

The Group's Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming, that they became unintentionally pregnant. Most of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine.

The Group's subsidiary in Great Britain, Schering Health Care Ltd., was one of three manufacturers of so-called "third-generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Seven cases out of a total of 117 individual claims (44 of which are claims against Schering Health Care Ltd.) have been determined by the court as lead cases. All such lead cases have been dismissed by the court.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc. which alleged patent infringement, antitrust violations and tortious interference with contractual relations. Subsequently, in a separate action, Medrad sued Liebel-Flarsheim and several of its affiliates, including Mallinckrodt Inc., alleging unfair competition, trademark dilution, misappropriation, damage to business reputation, tortious interference and civil conspiracy. In October 2001 and February 2002, the U.S. District Court for the Western District of Pennsylvania, on a summary judgement motion, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim has appealed such rulings. Briefs with respect to such appeal are expected to be filed in the first half of 2003. In October 2002, Medrad and Liebel-Flarsheim reached a settlement with respect to Liebel-Flarsheim’s remaining claims. Liebel-Flarsheim dismissed all claims under its suit other than the patent claims and Medrad dismissed all claims under the suit it had brought against Liebel-Flarsheim and its affiliates. Medrad will continue to contest vigorously the remaining litigation against Liebel-Flarsheim and its affiliates.

In connection with infringement litigation between the Group's subsidiary in the United States, Berlex Laboratories, Inc. and Biogen, Inc. over patents covering the proprietary technology concerning the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and its manufacture, use and sale in the United States a settlement was reached in January 2002 under which Biogen has paid the Group $20m. Following a U.S. Court of Appeals decision handed down on January 31, 2003, which partially reversed a U.S. District Court ruling granting summary judgment in favor of Biogen, Biogen will make another payment of $55m to the Group in addition to the initial payment of $20m from January 2002. These payments will be shared with Stanford University and Chiron Corporation according to existing contractual arrangements.

The Group’s subsidiary in the United States, Berlex Laboratories, Inc., was named as one of the defendants in a lawsuit filed by Suffolk County, New York, in January 2003 against 29 pharmaceutical companies. The lawsuit alleges that pharmaceutical companies have overcharged Suffolk County for prescription medications paid for by New Yorks State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. The County is seeking a variety of unspecified damages from the various pharmaceutical companies. Berlex intends to vigorously defend itself against the allegations made in the lawsuit. The lawsuit is in its preliminary stages and none of the defendants, including Berlex, has responded to the County’s allegations.

Bayer AG has notified Schering AG in several cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement which might lead to damages for which the Group could be liable. This includes a claim alleging the violation of a financial statement guarantee for which Bayer demands payment for damages. It cannot be reasonably estimated at the date of this report whether the underlying facts justify such a claim and, if so, to what extent the Group would be liable. We are currently evaluating the factual aspects of the claim.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2002.

Item 9. The Listing

LISTING DETAILS

Stock Price History

The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3-Key Information-Exchange-Rates" with respect to rates of exchange between the U.S. dollar and the Deutsche Mark and the euro applicable during the periods set forth below. While Schering AG's shares are also listed on the London and Zurich stock exchanges, the trading volume of the shares outside of Germany is negligible. Therefore, providing stock price information for these trading markets would not be meaningful.

	New York Stock Exchange Price Per ADS		Frankfurt Stock Exchange Price Per Share(1)
	High	Low	High	Low
1998	($)		(€)
Annual			38.77	26.59
1999
Annual			42.83	31.87
2000
Annual	60.50	50.25	75.80	37.40
2001
First Quarter	50.38	45.70	62.00	49.03
Second Quarter	56.45	47.10	66.60	53.00
Third Quarter	55.30	43.50	62.88	46.61
Fourth Quarter	56.46	49.35	62.90	52.63
Annual	58.38	43.50	66.60	46.61
2002
First Quarter	61.25	50.24	69.58	55.69
Second Quarter	63.60	55.49	68.88	57.78
Third Quarter	62.99	43.55	64.35	42.96
August	58.54	51.07	60.60	50.91
September	55.80	46.40	57.75	46.50
October	52.55	43.80	53.69	44.41
November	48.74	42.95	49.20	42.90
December	44.88	40.31	44.18	40.40
Fourth Quarter	52.55	40.31	53.69	40.40
Annual	63.60	40.31	69.58	40.40
2003
January	46.80	38.75	44.52	35.36
February	41.08	34.16	38.39	31.60
(1) Share prices for periods before January 1999 reported in Deutsche Mark were converted into euro at the official fixed conversion rate of DM 1.95583 per €1.00.

Share Capital

The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2002, there were 196,500,000 issued and outstanding shares without par value. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with JP Morgan Chase Bank. Each ADR evidences an American Depositary Share (ADS) which represents one share. On February 1, 2003, there were 1,724,908 issued and outstanding ADRs.

MARKETS

General

The principal trading market for the shares is the Frankfurt Stock Exchange. The shares are also listed on other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the shares are listed on the London and Zurich stock exchanges. Schering AG has applied for a delisting of its shares from the London Stock Exchange due to the decline in the trading volume of its shares at this exchange. It is anticipated that the London listing will be withdrawn with effect from the close of business on March 31, 2003. Options on shares are traded on the German options exchange (Eurex).

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

A computerized trading system now known as Xetra is operated by Deutsche Börse AG. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 8:00 p.m., Central European Time, on each business day. Most of the trading in Schering AG shares is handled by the Xetra system. The “Daily Order Book Statistics” of the Xetra system include opening, high, low and closing prices and can be accessed through the website of the Deutsche Börse AG (www.deutsche-boerse.com).

Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade.

The Frankfurt Stock Exchange can suspend a quotation if orderly stock exchange trading is temporarily threatened or if a suspension appears necessary in order to protect the public interest. The Hessian Stock Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange, which are under the control of the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), are responsible for generally supervising securities trading pursuant to the provisions of the German Securities Trading Act.

Item 10. Additional Information

ARTICLES OF ASSOCIATION

Incorporated by reference to Amendment No. 1 to the Form F-4 Registration Statement filed with the Securities and Exchange Commission on May 17, 2002.

The share capital has been reduced to €196,500,000m by way of cancellation of 1,500,000 shares that had been previously redeemed under authorization of the Annual General Meeting.

MATERIAL CONTRACTS

During June 2002, we completed the sale of our 24% ownership interest in Aventis CropScience to Bayer AG for €1.5 billion in cash. On October 2, 2001, we had entered into a stock purchase agreement with Bayer for such sale.

EXCHANGE CONTROLS

The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5m (or the equivalent in a foreign currency) at the end of any calendar month.

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

This summary is based on German law and tax and other treaties between Germany and other countries as they are in effect as of the date hereof, and is subject to changes in German law or such treaties. This section is not a comprehensive discussion of all of the German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures for the refund of German taxes withheld from dividends.

Dividends

Under German law, German corporations must withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident holders. An applicable tax treaty may reduce the rate of withholding tax on dividend distributions paid to Non-German Holders. Most tax treaties to which Germany is party, including the treaty between Germany and the United States (the "Treaty"), reduce the withholding tax rate to 15%. You would receive this reduction by applying for a refund of the difference between the tax withheld at the statutory rate of 20% and the applicable treaty rate to the German tax authorities, located at the Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. If you are entitled to benefits under the Treaty, a special refund procedure may apply, which we describe below under the heading " -Dividend refund procedure for U.S. holders".

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 20% withholding tax on dividend distributions. At this rate, the surtax amounts to 1.1% (5.5 x 20%) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

As a result, a qualifying U.S. shareholder entitled to a gross dividend of €100 from Schering AG will, after applicable refunds of German withholding tax, receive a cash payment of €85 (€100 gross dividend from Schering AG minus €15 German witholding tax [€20 basic withholding tax on the gross dividend minus applicable Treaty refund of €5]).

Dividend Refund Procedure For U.S. Holders

For shares and ADSs that are kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and surtax, on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. holders as defined below under the heading “ -U.S. Taxation” under the Treaty collectively to the German tax authorities on behalf of these U.S. holders. The German Federal Tax Office (Bundesamt für Finanzen) will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to you and other U.S. holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund conforms with the law within four years after making the payment to the Depositary Trust Company. Details of this collective refund procedure are available from the Depositary Trust Company.

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

As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States Federal income tax return. You can obtain IRS Form 6166 by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania. Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include your name, Social Security Number or Employer Identification Number, tax return form number, tax period for which the certification is requested and the country for which certification is needed. You can also request that the Internal Revenue Service send the certification directly to the German tax authorities. If you do not make such a request, the Internal Revenue Service will send a certificate on IRS Form 6166 to you, and you must submit the certification with its claim for refund.

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

  a United States corporation or other entity taxable as a corporation in the United States; or

  an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

You are a "non-U.S. holder" if you are a beneficial owner of shares or ADSs and you are not a U.S. holder (as described above).

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

Taxation of Dividends

U.S. Holders

If you are a U.S. holder, you must include in your gross income the gross amount of any dividend including any German tax witheld on the dividend paid by Schering AG out of its current or accumulated earnings and profits, as these amounts are determined for United States Federal income tax purposes.

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

Subject to certain limitations, you may credit against your United States Federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you will be treated as paying German withholding taxes of €15 on every €100 of gross dividend paid by Schering AG (€15 basic German withholding tax after applicable €5 refund). If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States Federal income tax unless effectively connected with your conduct of a trade or business within the United States. The dividends must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net profit basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

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

Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to United States Federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

  the gain is effectively connected with your conduct of a trade or business in the United States; the gain must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net profit basis; or

  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

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

Risk management transactions are executed within the common framework of limits, segregation of duties, and position and result reporting by an experienced staff with selected banks with a minimum long-term rating of "A-". The positions are valued mark-to-market on a regular (mainly daily) basis.

The risks involved with cash and derivative positions in foreign exchange and asset- liability risk management are measured and limited with an in-house risk management system based on historical simulation. The simulation system calculates the worst case results for given single positions and whole portfolios within the last ten years. The time bracket to calculate the worst case adverse market movements can be flexibly determined and is normally set to one-month and one-year periods.

FOREIGN EXCHANGE RISK MANAGEMENT

Approximately 61% of our net sales in 2002 were made in currencies other than the euro, including the U.S. dollar, the Japanese yen, the British pound sterling and the Brazilian real. See "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources- Foreign Currency" for information on the range of currencies in which we made sales in 2000, 2001 and 2002. We therefore face considerable foreign exchange risks regarding our balance-sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2002, the maximum term of our foreign exchange contracts was less than two months.

Hedges for Balance-Sheet Exposure

The following table sets forth, as of December 31, 2002, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:

Foreign Currency Forward Exchange Agreements
		Exchange Rate	Contract Amount Buy (Sell)	Fair Value
Currency Pairs			(€million)
Australian dollar	euro	1.7966	4.7	(0.2)
British pound	euro	0.6434	2.3	0.0
British pound	euro	0.6440	(6.5)	0.1
Canadian dollar	euro	1.5771	(3.1)	0.2
Euro	South Korean won	1241.45	6.9	0.0
Japanese yen	euro	124.00	8.0	0.0
Japanese yen	euro	123.79	(249.2)	1.2
Mexican peso	euro	10.66	(4.1)	0.1
Polish zloty	euro	4.0200	(7.1)	0.0
South African rand	euro	9.1179	(13.6)	(0.2)
Swedish krona	euro	9.1070	1.6	0.0
Swiss franc	euro	1.4675	0.9	0.0
Swiss franc	euro	1.4723	(2.9)	0.0
Thailand bath	euro	43.59	(7.0)	0.3
U.S. dollar	euro	1.0270	19.1	(0.4)
U.S. dollar	euro	1.0141	(77.5)	2.6
U.S. dollar	Indonesian rupiah	9509.27	6.1	(0.4)
U.S. dollar	South Korean won	1201.57	1.6	0.0

Hedges for Anticipated Exposure

The following table sets forth, as of December 31, 2002, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:

Foreign Currency Forward Exchange Agreements
			Exchange Rate	Contract Amount Buy (Sell)	Fair Value
Currency Pairs			(€million)
Australian dollar	euro		1.7966	(24.0)	0.8
British pound	euro		0.6385	(55.5)	1.0
Canadian dollar	euro		1.5824	13.4	(0.6)
Canadian dollar	euro		1.5971	(19.6)	0.7
Japanese yen	euro		123.96	93.3	(0.3)
Japanese yen	euro		124.60	(145.9)	(0.2)
Mexican peso	euro		10.66	(26.7)	0.8
Polish zloty	euro		4.0200	(12.9)	0.0
South African rand	euro		9.0200	4.3	0.0
South African rand	euro		9.1245	(17.2)	(0.2)
Swedish krona	euro		9.1070	(20.0)	0.1
Swiss franc	euro		1.4627	10.0	0.1
Swiss franc	euro		1.4665	(25.3)	(0.2)
Thailand bath	euro		43.59	(9.1)	0.3
U.S. dollar	euro		1.0086	55.0	(2.2)
U.S. dollar	euro		1.0102	(339.0)	12.9
Foreign Currency Option Contracts
	Option Type	Strike Price	Contract Amount	Fair Value
Japanese yen/euro	long put	122.00	40.2	1.1
U.S. dollar/euro	long put	1.0300	19.1	0.6
British pound/euro	long put	0.6400	15.4	0.3

2002 Compared to 2001

The foreign currency hedge for our balance-sheet exposure decreased from a total nominal amount €680m as of December 31, 2001 to €362m as of December 31, 2002. The primary reason for this decrease was the transfer of U.S. dollar denominated securities and their respective currency hedge to Schering Altersversorgung Treuhand Verein (Schering Pension Trust) and changes in intercompany loan levels.

The foreign currency hedge for our anticipated exposure decreased from €680m as of December 31, 2001 to €594m as of December 31, 2002 mainly due to lower hedging levels at year end 2002.

ASSET-LIABILITY RISK MANAGEMENT

Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2002, our cash and securities classified as current assets amounted to €657m. Our short-term cash deposits are mainly euro denominated. Our total bank liabilities as of December 31, 2002 amounted to €91m. These liabilities are mostly short-term liabilities and are principally denominated in the local currencies of the group companies.

As of December 31, 2002, our positive net cash position (which we define as marketable securities and cash and cash equivalents less bank loans and overdrafts) was €566m. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short- term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "-Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2002.

Assets and Liabilities
	2003	2004	2005	2006	2007	There- after	Total	Fair Value
Euro:	(€million)
Fixed income
Cash/Deposits	262						262	262
Average yield (%)	2.7						2.7
Fixed income securities	48		4			3	55	55
Average yield (%)	2.7		2.8			4.1	2,8
Liabilities	(5)	(34)					(39)	(41)
Average yield (%)	2.9	8.0					7.3
Other:
Equity securities (mainly €)							6	6
U.S. dollar
Fixed income
Cash/Deposits	62						62	62
Average yield (%)	0.9						0.9
Fixed income securities*							185	185
Liabilities	(18)		(3)				(21)	(21)
Average yield (%)	1.5		2.5				1.6
Other currencies:
Fixed income
Cash/Deposits	87						87	87
Liabilities	(31)						(31)	(31)

*invested in a Mutual Bond Fund

Derivative Positions	2003	2004	2005	2006	2007	There- after	Total	Fair Value
Euro:		(€million)
Fixed income
German Bund Futures						6	6	0
Yield (%)						4.2	4.2
German Bobl Futures						38	38	1
Yield (%)						3.5	3.5
Japanese yen:
Japanese government bond futures						24	24	0
Yield (%)						0.9	0.9
Other:
Long call options on Schering AG shares	6	6	11	11			34	6

2002 Compared to 2001

Our net cash position as described above increased by €504m to €566m at December 2002 from €62m at December 31, 2001. The increase is mainly due to the sale of our partnership interest in Aventis CropScience.

EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately €25m as of December 31, 2002. The market value of certain of these equity investments has fluctuated significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments. In 2002, we have recognized impairment charges of €26m for these equity investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of a date (the "Evaluation Date") within 90 days prior to the date of this Form 20-F annual report, Schering Aktiengesellschaft (the "Company") conducted an evaluation (under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since January 31, 2003, there have not been any significant changes in the internal control or in other factors that could significantly affect the internal controls.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See our Consolidated Financial Statements beginning at F-1.

Item 19. Exhibits

1.1	Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language convenience translation thereof)
2.1	Form of Deposit Agreement among Schering Aktiengesellschaft, JP Morgan Chase Bank, as depositary, and the holders from time to time of American Depositary Receipts*
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request
4.1	Stock Purchase Agreement dated as of October 2, 2001, among Schering Aktiengesellschaft, SCIC Holdings LLC and Bayer AG**
4.2	Summary of Employment Arrangements between Schering AG and Dr. Hubertus Erlen***
8.1	Subsidiaries of Schering Aktiengesellschaft*

* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000
** Confidential treatment requested. Incorporated by reference to Form 6-K Report for Schering Aktiengesellschaft filed with the Securities and Exchange Commission on March 13, 2002
*** Incorporated by reference to Form 20-F annual report of Schering AG filed with the Securities and Exchange Commission on March 13, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ KLAUS POHLE

Name: Klaus Pohle

Title: Vice-Chairman of the Executive Board

Date: March 6, 2003

CERTIFICATIONS

Certification Pursuant to Section 302 of the Sarbanes – Oxley Act of 2002

I, Dr. Hubertus Erlen, certify that:

1. I have reviewed this annual report on Form 20-F of Schering Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/ HUBERTUS ERLEN

Chairman of the Board of Executive Directors

Certification Pursuant to Section 302 of the Sarbanes – Oxley Act of 2002

I, Prof. Dr. Klaus Pohle, certify that:

1. I have reviewed this annual report on Form 20-F of [Schering Aktiengesellschaft];

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/ KLAUS POHLE

Chief Financial Officer and Vice-Chairman of the Board of Executive Directors

Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 20-F annual report of Schering Aktiengesellschaft (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "annual report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer’s knowledge and belief, that:

1. the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2003 By: /s/ HUBERTUS ERLEN

Hubertus Erlen

Chief Executive Officer

Dated: March 6, 2003 By: /s/ KLAUS POHLE

Klaus Pohle

Chief Financial Officer

SCHERING AG

Index to Consolidated Financial Statements

Report of Independent Auditors
Consolidated Financial Statements:
Consolidated Income Statements for the years ended December 31, 2002, 2001 and 2000
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Cash Flow Statements for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000
Notes to the Consolidated Financial Statements

Report of Independent Auditors

We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2002 and 2001, and the consolidated statements of income, cash flows and changes in shareholders‘ equity for each of the years in the three-year period ending December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Accounting Standards (IAS), based on our audit.

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States (U.S. GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the net assets and financial position as of December 31, 2002 and 2001 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with IAS.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected shareholders‘ equity as of December 31, 2002, 2001 and 2000 and net profit for each of the years in the three-year period ended December 31, 2002 to the extent summarized in Notes (37) and (38) to the consolidated financial statements.

Berlin, Germany

February 24, 2003

BDO Deutsche Warentreuhand

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Dyckerhoff
Wirtschaftsprüfer

Eckmann
Wirtschaftsprüfer

SCHERING AG

CONSOLIDATED INCOME STATEMENTS

for the Years Ended December 31, (in Millions Except per Share Data)

	See Notes	2002	2002	2001	2000
		$(1)	€	€	€
Net sales		5,267	5,023	4,842	4,493
Cost of sales		(1,271)	(1,212)	(1,215)	(1,089)
Gross profit		3,996	3,811	3,627	3,404
Marketing and selling costs		(1,708)	(1,629)	(1,601)	(1,498)
Engineering and administration costs	(6)	(593)	(566)	(525)	(456)
Research and development costs		(993)	(947)	(864)	(811)
Other operating income	(7)	388	370	348	300
Other operating expenses	(8)	(312)	(298)	(317)	(299)
Operating profit		778	741	668	640
Financial result	(9)	(24)	(23)	30	(5)
Income from disposal of Aventis CropScience	(10)	722	689	—	—
Acquisition-related expenses	(11)	(275)	(262)	—	—
Profit from ordinary activities		1,201	1,145	698	635
Income taxes	(12)	(289)	(276)	(270)	(290)
Net profit before minority interest		912	869	428	345
Minority interest		(2)	(2)	(10)	(9)
Net profit		910	867	418	336
EARNINGS PER SHARE (basic)	(13)	4.61	4.39	2.11	1.70
EARNINGS PER SHARE (diluted) (2)	(13)	4.60	4.38	2.10	1.68

(1) The 2002 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.0485 to € 1.00, the noon buying rate on December 31, 2002.

(2) Dilution by stock options issued as part of Long Term Incentive Plans

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SCHERING AG

CONSOLIDATED BALANCE SHEETS

as of December 31,

	See Notes	2002	2002	2001
		$ million(1)	€ million	€ million
ASSETS
Intangible assets	(15)	887	846	654
Property, plant and equipment	(16)	1,290	1,230	1,260
Financial assets	(17)	126	120	666
Fixed assets		2,303	2,196	2,580
Inventories	(18)	1,018	971	881
Trade receivables	(19)	1,105	1,054	1,067
Other receivables and other assets	(20)	539	514	440
Marketable securities	(21)	261	249	103
Cash and cash equivalents		428	408	192
Other non-current and current assets		3,351	3,196	2,683
TOTAL ASSETS		5,654	5,392	5,263
SHAREHOLDERS' EQUITY AND LIABILITIES
Issued capital(2)		207	197	198
Share premium account		347	331	330
Paid-up capital of Schering AG	(22)	554	528	528
Retained earnings	(23)	2,523	2,406	2,028
Shareholders' equity		3,077	2,934	2,556
Minority interest		16	15	15
Provisions for pensions and similar obligations	(24)	587	560	1,035
Other provisions	(25)	1,218	1,162	757
Provisions		1,805	1,722	1,792
Bank loans and overdrafts		95	91	233
Other liabilities		661	630	667
Liabilities	(26)	756	721	900
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		5,654	5,392	5,263

(1) The 2002 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.4085 to €1.00, the noon buying rate on December 31, 2002.

(2) Contingent capital: €17 m

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SCHERING AG

CONSOLIDATED CASH FLOW STATEMENTS

for the Years Ended December 31,

	See Notes	2002	2002	2001	2000
		$ million(1)	€ million	€ million	€ million
Net profit before minority interest		912	869	428	345
Depreciation of fixed assets		333	318	286	239
Increase in long-term provisions		30	29	61	45
Other non-cash expenses and income		(42)	(40)	(109)	47
Result from disposal of fixed assets		(683)	(651)	(13)	(31)
Purchase of Leukine® development project		235	224	—	—
Cash flows before working capital changes		785	749	653	645
Change in inventories and receivables		(263)	(251)	(72)	(231)
Change in liabilities and provisions (other than long-term)		90	86	89	51
Cash flows from operating activities	(29)	612	584	670	465
Purchase of fixed assets		(586)	(559)	(388)	(292)
Proceeds from disposal of fixed assets		1,679	1,601	42	82
Purchase and sale of marketable securities		(173)	(165)	300	190
Purchase of Leukine® development project		(235)	(224)	—	—
Acquisitions net of cash acquired		8	8	(171)	(99)
Proceeds from disposal of subsidiaries net of cash disposed		25	24	—	—
Cash flows from/used in investing activities	(30)	718	685	(217)	(119)
Dividend payment of Schering AG		(172)	(164)	(198)	(165)
Change in financial liabilities		(139)	(133)	(37)	(7)
Funding of "Schering Pension Trust"		(524)	(500)	(300)	—
Purchase of treasury shares		(245)	(234)	—	—
Cash flows used in financing activities		(1,080)	(1,031)	(535)	(172)
Net change in cash and cash equivalents		250	238	(82)	174
Effect of exchange-rate movements on cash and cash equivalents		(23)	(22)	0	(2)
Cash and cash equivalents at January 1		201	192	274	102
Cash and cash equivalents at December 31	(28)	428	408	192	274

(1) The 2002 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.0485 to € 1.00, the noon buying rate on December 31, 2002.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SCHERING AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the Years Ended December 31,

	Paid-up capital of Schering AG		Retained earnings				Shareholders’ equity
				Accumulated other comprehensive income
	Issued capital	Share premium account	Other retained earnings(1)	Currency translation adjustment	Derivative hedging instruments	Available- for-sale securities
	€ million
January 1, 2000	172	356	1,504	66	—	—	2,098
Dividend payment of Schering AG	—	—	(165)	—	—	—	(165)
Increase in legal capital	26	(26)	—	—	—	—	—
Net profit	—	—	336	—	—	—	336
Translation adjustments	—	—	—	28	—	—	28
December 31, 2000	198	330	1,675	94	—	—	2,297
First-time application of IAS 39	—	—	—	—	7	89	96
Changes in fair value	—	—	—	—	(2)	(59)	(61)
Realized gains/losses	—	—	—	—	(1)	(2)	(3)
Translation adjustments	—	—	—	7	—	—	7
Other comprehensive income	—	—	—	7	4	28	39
Net profit	—	—	418	—	—	—	418
Dividend payment of Schering AG	—	—	(198)	—	—	—	(198)
December 31, 2001	198	330	1,895	101	4	28	2,556
Changes in fair value	—	—	—	—	41	(45)	(4)
Realized gains/losses	—	—	—	—	(21)	21	0
Translation adjustments	—	—	—	(234)	—	(1)	(235)
Other comprehensive income	—	—	—	(234)	20	(25)	(239)
Net profit	—	—	867	—	—	—	867
Dividend payment of Schering AG	—	—	(164)	—	—	—	(164)
Purchase of treasury shares for acquisitions	—	—	(158)	—	—	—	(158)
Issue of treasury shares for acquisitions	—	—	148	—	—	—	148
Purchase of treasury shares (redeemed)	(1)	1	(76)	—	—	—	(76)
December 31, 2002	197	331	2,512	(133)	24	3	2,934

(1) Includes reserve for treasury shares (figures for previous years adjusted)
January 1 , 2000: 2
December 31, 2000: 5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SCHERING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General principles

The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). New standards issued by the IASB are adopted at the effective date. As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". According to this Standard, financial instruments are generally accounted for at fair value. The adoption of IAS 39 had no material effect on our net profit. The effects on disclosure are described in Note (4) under Financial assets, Marketable securities and Derivative financial instruments.

IAS 40 "Investment Property" introduces a fair-value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost-model alternative.

Material departures from the German Commercial Code result from fair value accounting for financial instruments, from the recognition of internally developed software, and from the transfer of plan assets and pension obligations into a pension trust.

(2) Companies included in the consolidated financial statements

In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).

32 domestic companies and 111 foreign companies are consolidated. A total of ten companies were consolidated for the first time in 2002. On July 2, 2002, the shareholders of the U.S. based company Collateral Therapeutics Inc., San Diego (Collateral Therapeutics) approved Schering AG’s takeover of their company. One Collateral share was exchanged for 0.1847 American Depository Shares (ADS) of Schering AG. The value of the issued shares amounted to €148m on July 2, 2002.

Our 100% share in Oy Leiras Finland AB, Helsinki, was reduced to 75% in June 2002 due to the admission of an additional partner. We sold further stakes in the company in December 2002, reducing our interest to 49% and realizing a total profit of €14m.

Another three companies are no longer consolidated; the effect is not material and comparability with previous years is not affected.

Joint ventures are proportionately consolidated. Associates - investments where we have the ability to exercise significant influence - are accounted for using the equity method.

The principal companies included in the consolidated financial statements are listed in Note (34). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

(3) Consolidation principles

Investments in subsidiaries are consolidated by eliminating the Group's acquisition costs against its share of the subsidiaries’ equity at the date of acquisition or first-time consolidation. Any resulting difference between the fair value and the carrying amount is allocated to identifiable assets and liabilities. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. After deducting the fair value of intangible assets acquired, any excess of the fair value of net assets acquired over acquisition cost is recognized as negative goodwill and deducted from goodwill. Differences contained in the carrying amounts of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are adjusted to the uniform Group accounting policies set out below.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to joint ventures and associates are also eliminated in proportion to our ownership interest.

(4) Accounting policies

Intangible assets

Goodwill is recognized as an asset and amortized on a straight-line basis over periods of up to 15 years. To determine the useful life of goodwill, the Group takes into consideration contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in Other operating expenses. Negative goodwill arising from acquisitions is recognized as income on a systematic basis under Other operating income over the remaining weighted average useful life of the acquired depreciable/amortizable assets. Other intangible assets are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment

Property, plant and equipment are valued at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active ingredients and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

Impairment of intangible assets and property, plant and equipment

If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If the reasons for the impairment loss no longer apply, it is reversed to income.

Financial assets

Investments and long-term securities are recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income if the financial asset is disposed of or is determined to be impaired. Prior to January 1, 2001, financial assets were accounted for at amortized acquisition costs; the difference between fair values and amortized acquisition costs, adjusted for deferred taxes, existing as at December 31, 2000, was recognized at January 1, 2001, in equity.

Investments in associates are accounted for using the equity method, and are therefore carried at cost plus or minus goodwill amortization, profit distributions, and our share of the retained profits or losses of the company concerned. Our share of Other comprehensive income is recognized proportionately. Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Impairment losses are recognized where the expected net proceeds from disposal exceed the cost. In addition, the Cost of sales reported in the income statement includes expenses relating to unutilized capacity.

Accounts receivable and bills of exchange

Accounts receivable and bills of exchange are recognized net of an allowance for doubtful accounts.

Marketable securities

Marketable securities are measured using the same principles applicable to the measurement of long-term securities.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, if such gains and losses exceed 10% of the obligation.

The following assumptions were used in calculating the pension liabilities (weighted average figures for foreign plans):

	German Plans			Other Plans
	2002	2001	2000	2002	2001	2000
Discount rate	5.75%	6.0%	6.5%	5.0%	5.0%	5.5%
Increase in salaries	3.0%	3.0%	3.0%	4.1%	4.1%	4.5%
Increase in pensions	1.25%	1.5%	1.5%	0.7%	0.7%	0.7%
Expected return on plan assets	7.0%	7.0%	n.a.	5.75%	6.2%	6.3%

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck's 1998 mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets ("funded status"), less unrecognized actuarial gains/losses.

Other provisions

Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Long-term provisions are reported at their discounted value.

Derivative financial instruments

Derivative financial instruments are measured at fair value, regardless of the purpose for which they are held. Since January 1, 2001, deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized directly in Retained earnings. The results are only recognized in the income statement after the hedged underlying transactions have been realized. Before January 1, 2001, these gains and losses were accounted for in Other receivables and other assets and Other provisions respectively, recognizing the result dirtectly in the income statement.

Commitments and contingencies

Unrecognized commitments and contingencies as of December 31, 2002 are explained in Note (32).

Other accounting policies

Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed, and the amount of future returns can be reasonably estimated.

Product returns are accepted as a matter of contract or as a matter of practice. Product returns were insignificant in the period under review. Sales rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes and goods and service taxes, are excluded from net sales. Costs for research and development are expensed as incurred.

Income taxes are deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the financial accounts and in their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Preparation of the consolidated financial statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates mainly affect provisions for inventory obsolescence, environmental, warranty and litigation risks, the measurement of pension liabilities and the probability of deferred tax assets being recovered against future taxable profits.

(5) Currency translation

Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance sheet date, unless hedged by forward transactions, in which case they are translated at the forward rate.

Translation of the financial statements of Group companies located outside the euro zone is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group's share of the equity of foreign associates, are translated at the exchange rate on the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the exchange rate on the balance sheet date. Exchange rate differences are recognized directly in Retained earnings.

Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:

	Closing rate (Basis 1€)			Annual average rate (Basis 1€)
	2002	2001	2000	2002	2001	2000
U.S. dollar	1.05	0.88	0.93	0.95	0.89	0.92
Pound sterling	0.65	0.61	0.62	0.63	0.62	0.61
Brazilian real	3.71	2.05	1.81	2.71	2.08	1.69
Japanese yen	124.39	115.33	106.92	118.02	108.72	99.28

B. INCOME STATEMENT DISCLOSURES

(6) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, controlling and accounting.

(7) Other operating income

	2002	2001	2000
	€m	€m	€m
Income from foreign currency hedges and monetary transactions	133	113	62
License and commission income	41	33	36
Income from providing services to third parties	41	45	65
Reversal of provisions	31	25	47
Miscellaneous	124	132	90
	370	348	300

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

(8) Other operating expenses

	2002	2001	2000
	€m	€m	€m
Expenses from foreign currency hedges and monetary transactions	125	137	110
Goodwill amortization	46	40	38
Costs of providing services to third parties	38	38	62
Miscellaneous	89	102	89
	298	317	299

(9) Financial result

	2002	2001	2000
	€m	€m	€m
Result from investments
Result from investments in associates	44	84	(57)
Impairment of investments	(26)	(32)	0
Disposal of investments	1	10	56
	19	62	(1)
Interest result
Income from long-term securities and loans	2	2	2
Other interest and similar income	25	36	40
Other interest and similar expenses	(8)	(7)	(15)
Net interest income	19	31	27
Interest component of additions to provisions for pensions	(44)	(76)	(73)
	(25)	(45)	(46)
Other financial result
Write-downs of loans and marketable securities	(4)	(12)	(4)
Other financial income	13	71	60
Other financial expenses	(26)	(46)	(14)
	(17)	13	42
Financial result	(23)	30	(5)

The Result from investments in associates includes a profit of €45m from our 24% interest in Aventis CropScience Holding S.A., Lyon (Aventis CropScience). We sold this investment at the beginning of June 2002. Our share in the result for the full year 2001 amounted to €85m (2000: loss €59m). The amount includes goodwill amortization of €10m (2001: €24m; 2000: €24m).

Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions. Other financial expenses include exchange rate losses of €6m (2001: €13m) caused by the monetary crisis in Argentina.

Impairment of investments in 2002 is related to impairment charges on shares in companies in the United States and Europe; in 2001 to impairment charges on shares in companies in the United States.

Income from Disposal of investments in 2000 principally relates to the sale of shares in public companies in the United States.

(10) Income from disposal of Aventis CropScience

The income from the disposal of our 24% interest in Aventis CropScience is composed of the following items:

2002
€m
Proceeds from disposal	1,500
Carrying amount*	(526)
Indemnities	(285)
Income	689

* After deducting items that had been included in Other comprehensive income

The indemnities amounting to €285m relate in particular to environmental, tax and product liability risks. The Schering AG Group has entered into a contractual undertaking to the buyer to assume these risks.

(11) Acquisition-related expenses

The Acquisition-related expenses contain one-off effects, primarily expenses of €224m for the acquisition of the rights to the development project for the use of Leukine® in Crohn’s disease, and a further €20m resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

(12) Income taxes

The income from the disposal of Aventis CropScience and the acquisition-related expenses as well as tax risks resulted in a tax expense of €24m.

Income before taxes is as follows:

	2002	2001	2000
	€m	€m	€m
Domestic	567	336	314
Foreign	578	362	321
Total	1,145	698	635

The respective tax expenses are:

	2002	2001	2000
	€m	€m	€m
Domestic	(32)	(125)	(156)
Foreign	(244)	(145)	(134)
Total	(276)	(270)	(290)

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2001: 39.1%; 2000: 52.2%) to tax expenses at the effective tax rate is as follows:

	2002	2001	2000
	€m	€m	€m
Income before taxes	1,145	698	635
Notional tax expenses (at the statutory rate applicable to Schering AG)	(448)	(273)	(331)
Tax reduction relating to dividends	27	—	42
	(421)	(273)	(289)
Tax effect of non-deductible expenses and tax-free receipts	189	(16)	(5)
Prior-period taxes	(69)	(17)	0
Tax effect of recognizing income from associates net of tax	18	33	(30)
Effects of lower tax rates abroad	7	3	49
Deferred tax expenses from applying reduced tax rates reflecting German tax reform	0	0	(15)
Income taxes	(276)	(270)	(290)
Tax rate	24.1%	38.7%	45.7%
Current tax expenses	(360)	(332)	(217)
Deferred tax income/expenses	84	62	(73)
Income taxes	(276)	(270)	(290)

The tax effect of non-deductible expenses and tax-free receipts was primarily driven by tax-free receipts from the disposal of Aventis CropScience.

As a consequence of the 2001 tax reform in Germany, tax reductions relating to proposed dividend payments are now only effective in the year in which dividends are actually distributed. In fiscal 2002, the dividend payment for 2001 reduced the tax expense by €27m. Based on the expected regulation to distribute corporate income tax credits evenly over a 13-year period, the tax expense in the subsequent years will be reduced by €4m each year.

The utilization of tax loss carryforwards reduced tax expenses in 2002 by €2m (2001: €4m; 2000: €2m). Deferred tax assets of €25m relating to tax loss carryforwards were recognized at December 31, 2002 (December 31, 2001: €9m). At December 31, 2002, unrecognized tax loss carryforwards totaled €22m (December 31, 2001: €23m). Of these amounts, €14m has no expiration date, while the remainder expires within ten years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	December 31, 2002		December 31, 2001
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m
Intangible assets	115	1	15	0
Property, plant and equipment	(109)	1	(8)	94
Inventories	90	8	33	(43)
Provisions for pensions	(5)	(1)	21	(19)
Other provisions	75	(3)	49	(21)
Other	64	11	54	38
	230	17	164	49

The item Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €16m which relate to items credited directly to equity. These have been offset against deferred tax assets. As a consequence of the acquisition of Collateral Therapeutics, deferred tax assets of €22m were recognized, primarily for existing tax loss carryforwards.

The increase in deferred tax assets on intangible assets compared with the previous year relates primarily to the rights to the project to develop Leukine® for the treatment of Crohn’s disease.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €645m. If such earnings were distributed, withholding tax of €38m would be due based on tax rates in effect at the balance sheet date.

(13) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2002	2001	2000
Net profit (€m)	867	418	336
Weighted average number of shares outstanding	197,296,507	198,000,000	198,000,000
Basic earnings per share (€)	4.39	2.11	1.70

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. With the exception of the “Top Executives” plans, the Group’s stock option plans represent a potential dilution of earnings per share.

The plans grant Schering AG stock options to senior executives. Exercise of the options depends on certain performance criteria relating to the Schering AG share price which are defined in the stock option plans [see Note (36)].

	2002	2001	2000
Net profit (€m)	867	418	336
Weighted average number of shares outstanding	197,296,507	198,000,000	198,000,000
Adjustment for potential dilutive shares	573,200	926,418	1,586,700
Weighted average number of shares (including potential dilutive shares)	197,869,707	198,926,418	199,586,700
Diluted earnings per share (€)	4.38	2.10	1.68

The terms of the stock option plans reserve for Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(14) Personnel costs/employees

	2002	2001	2000
Personnel costs (€m)
Wages and salaries	1,278	1,240	1,149
Social security and support payments	236	221	209
	1,514	1,461	1,358
Pensions	81	70	64
	1,595	1,531	1,422
Number of employees by function (annual average)
Production	9,023	8,564	8,056
Marketing and selling	8,629	8,404	7,848
Research and development	4,560	4,302	4,171
Administration	4,033	3,786	3,645
	26,245	25,056	23,720
Number of employees by Region (annual average)
Schering AG	8,223	7,746	7,414
Europe Region	8,219	8,000	7,623
United States Region	3,389	3,024	2,773
Japan Region	1,621	1,715	1,576
Latin America/Canada Region	2,517	2,490	2,442
Asia/Middle East Region	1,464	1,432	1,317
Other employees	812	649	575
	26,245	25,056	23,720

C. BALANCE SHEET DISCLOSURES

(15) Intangible assets

	Internally developed software	Patents, licenses, trademarks and similar assets	Goodwill	Negative goodwill	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2001	13	208	525	(13)	733
Change in consolidated companies	—	37	(1)	—	36
Additions	20	125	63	(14)	194
Disposals	(2)	(8)	—	—	(10)
Transfers	1	1	(2)	—	—
Translation adjustments	(1)	2	6	—	7
December 31, 2001	31	365	591	(27)	960
Change in consolidated companies	—	(8)	—	—	(8)
Additions	23	224	118	—	365
Disposals	0	(28)	(14)	4	(38)
Translation adjustments	(3)	(19)	(24)	—	(46)
December 31, 2002	51	534	671	(23)	1,233
Accumulated amortization, impairments and reversals
January 1, 2001	0	79	154	(1)	232
Change in consolidated companies	—	0	—	—	0
Additions	2	39	40	(3)	78
Disposals	0	(5)	—	—	(5)
Transfers	—	0	0	—	—
Translation adjustments	0	1	0	—	1
December 31, 2001	2	114	194	(4)	306
Change in consolidated companies	—	0	—	—	0
Additions	6	75	46	(5)	122
Disposals	0	(23)	(6)	—	(29)
Translation adjustments	(1)	(8)	(3)	—	(12)
December 31, 2002	7	158	231	(9)	387
Book values as at December 31, 2001	29	251	397	(23)	654
Book values as at December 31, 2002	44	376	440	(14)	846

In 2002, additions to Patents, licenses, trademarks and similar assets relate mainly to the acquisition cost for the manufacturing and marketing rights to Leukine® in its approved indications. These rights are being amortized over a useful life of eight years. Additions to goodwill relate primarily to the acquisition of Collateral Therapeutics in the United States.

In 2001, additions to patents, licenses, trademarks and similar assets mainly relate to the purchase of the rights in Refludan® from Aventis S.A. Acquired rights resulting from the acquisition of the remaining 25.1% interest in the Jenapharm Group are reported under Change in consolidated companies. Additions to goodwill relate primarily to the acquisition of the remaining 25.1% interest in the Jenapharm Group. The increase in negative goodwill results from the acquisition of the remaining 40% interest in the French radiopharmaceuticals company CIS bio international.

(16) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2001	1,409	1,253	735	64	3,461
Change in consolidated companies	39	(2)	(2)	0	35
Additions	21	53	78	77	229
Disposals	(28)	(45)	(56)	(3)	(132)
Transfers	16	15	20	(51)	—
Translation adjustments	(2)	0	2	(1)	(1)
December 31, 2001	1,455	1,274	777	86	3,592
Change in consolidated companies	11	(2)	3	(1)	11
Additions	20	79	89	93	281
Disposals	(107)	(68)	(66)	(1)	(242)
Transfers	16	37	21	(74)	—
Translation adjustments	(74)	(39)	(44)	(12)	(169)
December 31, 2002	1,321	1,281	780	91	3,473
Accumulated depreciation
January 1, 2001	701	1,017	542	—	2,260
Change in consolidated companies	7	(1)	(2)	—	4
Additions	47	54	75	—	176
Disposals	(14)	(39)	(51)	—	(104)
Reversal of impairments	(2)	(1)	0	—	(3)
Transfers	0	0	0	—	—
Translation adjustments	(3)	0	2	—	(1)
December 31, 2001	736	1,030	566	—	2,332
Change in consolidated companies	1	(2)	1	—	0
Additions	42	50	78	—	170
Disposals	(51)	(64)	(60)	—	(175)
Reversal of impairments	—	0	0	—	0
Transfers	0	0	0	—	—
Translation adjustments	(30)	(24)	(30)	—	(84)
December 31, 2002	698	990	555	—	2,243
Book values as at December 31, 2001	719	244	211	86	1,260
Book values as at December 31, 2002	623	291	225	91	1,230

Additions to Property, plant and equipment rose by 23% to €281m in 2002. 55% of this expenditure related to Germany, 12% to other countries of the European Union, 16% to the United States, and 3% to Japan. 21% of capital expenditure related to research and development, and 56% to production, quality assurance and environmental protection. 23% was allocated to marketing and selling, and other functions.

(17) Financial assets

	Investments in associates	Other investments	Long-term securities	Sundry loans	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2001	566	79	2	44	691
Change in consolidated companies	—	0	—	—	0
Additions	27	2	2	7	38
Disposals	(5)	0	(1)	(10)	(16)
Changes in fair value	8	30	—	0	38
Translation adjustments	5	4	—	0	9
December 31, 2001	601	115	3	41	760
Change in consolidated companies	—	0	—	0	0
Additions	42	33	0	5	80
Disposals	(564)	(16)	0	(7)	(587)
Changes in fair value	—	(31)	—	0	(31)
Translation adjustments	(1)	(15)	0	0	(16)
December 31, 2002	78	86	3	39	206
Accumulated write-downs
January 1, 2001	129	9	0	10	148
Change in consolidated companies	—	—	—	—	—
Additions	1	32	—	0	33
Disposals	—	—	0	(2)	(2)
Reversals	(85)	—	—	(1)	(86)
Translation adjustments	—	1	—	0	1
December 31, 2001	45	42	0	7	94
Change in consolidated companies	—	—	—	—	—
Additions	8	26	0	0	34
Disposals	(2)	0	—	0	(2)
Reversals	(32)	—	—	(1)	(33)
Translation adjustments	—	(7)	—	0	(7)
December 31, 2002	19	61	0	6	86
Book values as at December 31, 2001	556	73	3	34	666
Book values as at December 31, 2002	59	25	3	33	120

Additions to Investments in associates in 2002 mainly relate to our 49% interest in Oy Leiras Finland AB, amounting to €21m. In 2001 we held a 100% interest in this investment. Additions to Investments in associates also include a €13m portion of our share in the result of Aventis CropScience amounting to €45m. The remaining €32m are carried under reversals of write-downs on Investments in associates, in order to offset shares in prior-period losses reported as impairment losses. In 2001 our share in the result of Aventis CropScience was reflected in reversal of write-downs.

The disposals of Investments in associates particularly relate to the sale of our interest in Aventis CropScience (€556m) and to dividend payments.

Fair value changes in marketable investments of €(31)m (2001: €30m) before taxes were recognized directly in Other comprehensive income after deducting deferred taxes. Other investments which were considered to be impaired resulted in impairment charges of €26m (2001: €32m).

Sundry loans include €25m (December 31, 2001: €29m) relating to mortgage loans to employees.

Changes in carrying amounts of Investments in associates:

	Aventis CropScience	Other associates	Total
	€m	€m	€m
January 1, 2001	414	23	437
Profit/loss shares (1)	85	(1)	84
Dividend payments	0	(5)	(5)
Additions	0	27	27
Changes in fair value	8	0	8
Translation adjustments	5	0	5
December 31, 2001	512	44	556
Profit/loss shares(1)	45	(1)	44
Dividend payments	0	(6)	(6)
Additions	0	22	22
Disposals	(556)	0	(556)
Translation adjustments	(1)	0	(1)
December 31, 2002	0	59	59

(1) After deduction of goodwill amortization

(18) Inventories

	Dec. 31, 2002	Dec. 31,2001
	€m	€m
Raw materials and supplies	199	183
Work in process	395	362
Finished goods and goods for resale	373	331
Payments on account	4	5
	971	881

Inventories at December 31, 2002 include €33m carried at net realizable values that are lower than their cost (December 31, 2001: €32m).

(19) Trade receivables

Trade receivables at December 31, 2002 include €14m with a remaining term of more than one year (December 31, 2001: €14m). Allowances for doubtful accounts on trade receivables as of December 31, 2002 amounted to €22m (December 31, 2001: €24m).

(20) Other receivables and other assets

	Dec. 31, 2002	Dec. 31, 2001
	€m	€m
Current tax assets	102	71
Deferred tax assets	230	164
Sundry assets	182	205
	514	440

Other receivables and other assets include €246m with a remaining term of more than one year (December 31, 2001: €150m).

(21) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2002 included unrealized gains of €6m (December 31, 2001: €3m). In December 2001, securities with a fair value of € 250m were transferred to the Schering Pension Trust, thereby realizing a gain of € 35m. As of December 31, 2001, no treasury shares were held.

(22) Paid-up capital of Schering AG

As of December 31, 2002, issued capital amounted to €196,500,000 (2001: €198,000,000; 2000: €198,000,000) and was composed of 196,500,000 no-par value shares, with each share representing €1.00 of the issued capital.

During the reporting period, 1,500,000 treasury shares were purchased and redeemed for a total of €76,025,023. The Supervisory Board amended the Articles of Association accordingly. These shares accounted for €1,500,000 of paid-up capital, which was deducted accordingly. Under section 237 (5) of the German Stock Corporation Act (Aktiengesetz), an equivalent amount has been withdrawn from retained earnings and added to the capital reserve. In 2001 and 2000, no treasury shares were repurchased for the purpose of redemption.

In April 2002, Schering AG purchased 181,968 treasury shares for an average price of €66.48 per share for the issuance of employee shares. The shares were offered to qualified employees at €24.80 per share.

For the acquisition of Collateral Therapeutics through a stock swap, Schering AG purchased 2,451,659 treasury shares at an average price of €64.27 per share between April and June of 2002. These treasury shares have been distributed to the shareholders of Collateral Therapeutics.

The Executive Board is authorized to purchase treasury shares until September 30, 2003 for purposes codified in section 71 (1) No. 8 of the German Stock Corporation Act. In total, up to €15,000,000 in issued capital may be acquired under this authorization.

Furthermore, the Executive Board is authorized until April 26, 2004, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

(a) if the capital increase from cash proceeds does not exceed a total amount of €15,000,000 and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

(b) if the capital increase is effected for the issue of employee shares; or

(c) if the capital increase is effected for non-cash consideration; or

(d) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe to the new shares.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues may not exceed €300,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €11,538,462 through the issue of up to 11,538,462 shares. This contingent increase in issued capital serves solely to exercise conversion rights and options.

The Executive Board is additionally authorized to establish a stock option plan in the period up to September 30, 2003, thereby granting options on a maximum of 5,000,000 shares. The issued capital of Schering AG may be increased by up to €5,000,000 for this purpose. This contingent increase in issued capital will only be implemented to the extent that entitled participants exercise their option rights and claims are not settled by the transfer of treasury shares or cash payments.

(23) Retained earnings

Retained earnings comprise Other retained earnings and Accumulated other comprehensive income. In 2001 we recognized €89m net of tax (before taxes: €119m) from accounting of securities and investments at fair value and €7m net of tax (before taxes: €11m) from accounting of hedging instruments at fair value directly in Other comprehensive income, as a consequence of the first-time application of IAS 39 as of January 1, 2001.

The Executive Board will propose to the General Meeting a dividend of € 0.93 per share (totaling €183m).

(24) Provisions for pensions and similar obligations

	Dec. 31, 2002	Dec. 31, 2001
	€m	€m
Provisions for retirement benefit obligations in Germany	439	911
Provisions for retirement benefit obligations outside Germany	70	72
Provisions for similar obligations	51	52
	560	1,035

Pension benefits in Germany are primarily determined by years of service and average remuneration in the final five years prior to retirement.

Defined benefit plans of Schering AG are funded to a substantial extent by Schering Altersversorgung Treuhand Verein (Schering Pension Trust). In 2002, a one-time payment of €500m was transferred to the Trust in addition to regular contributions. The pension provisions were reduced accordingly.

Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded.

We consider projected service costs and the expected return on plan assets when calculating the net periodic pension costs for these plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2002	2001	2002	2001
	€m	€m	€m	€m
Change in projected benefit obligation
PBO at beginning of the year	1,303	1,158	315	282
Service cost	36	26	22	21
Interest cost	78	75	17	16
Actuarial (gains) and losses	(17)	88	2	17
Benefits paid	(52)	(49)	(15)	(15)
Transfer of obligations	(3)	5	—	—
Change in consolidated companies	—	—	—	—
Translation adjustments	—	—	(32)	(6)
PBO at end of year	1,345	1,303	309	315
Change in plan assets
Fair value of plan assets at beginning of the year	304	—	210	215
Actual return on plan assets	(64)	4	(18)	(11)
Employer contribution	522	300	20	22
Contributions by plan participants	—	—	1	1
Benefits paid	(32)	—	(12)	(12)
Change in consolidated companies	—	—	—	—
Translation adjustments	—	—	(19)	(5)
Fair value of plan assets at end of year	730	304	182	210
Funded status	615	999	127	105
Unrecognized actuarial gains	—	—	—	3
Unrecognized actuarial losses	(176)	(88)	(57)	(36)
Provisions for pensions	439	911	70	72

Net periodic pension costs of defined benefit plans and total pension costs are as follows:

	2002	2001	2000
	€m	€m	€m
Service cost	58	47	42
Interest cost	95	91	88
Expected return on plan assets	(52)	(13)	(12)
Amortization of unrecognized actuarial gains and losses	3	2	2
Net periodic pension costs of defined benefit plans	104	127	120
Costs of defined contribution plans and other pension costs	21	19	17
Total pension costs	125	146	137

The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (9)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (14)].

(25) OTHER PROVISIONS

	January 1, 2002							December 31, 2002
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	120	120	201	(75)	0	—	(7)	239	239
Deferred tax	—	49	17	(42)	(2)	0	(5)	17	—
Personnel costs	240	333	260	(212)	(15)	(1)	(23)	342	243
Third-party claims	15	44	286	(2)	(5)	—	(5)	318	9
Environmental matters	11	50	5	(4)	0	32	(4)	79	11
Restructuring	5	7	18	(6)	—	7	—	26	10
Other	145	154	116	(105)	(9)	0	(15)	141	137
	536	757	903	(446)	(31)	38	(59)	1,162	649

	January 1, 2001							December 31, 2001
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	97	97	68	(43)	(1)	—	(1)	120	120
Deferred tax	—	50	44	(46)	—	—	1	49	—
Personnel costs	206	328	239	(230)	(7)	—	3	333	240
Third-party claims	34	62	5	(21)	(2)	—	—	44	15
Environmental matters	10	57	10	(10)	(8)	—	1	50	11
Restructuring	—	—	7	—	—	—	—	7	5
Other	127	128	117	(86)	(7)	—	2	154	145
	474	722	490	(436)	(25)	—	6	757	536

Provisions for personnel costs include accrued salaries (vacation and holiday, bonuses, and jubilee benefits), as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in the event of patent infringement litigation. A provision amounting to €285m was recognized in relation to the divestment of our interest in Aventis CropScience. Provisions for environmental expenses include clean-up obligations in Germany, France and the United States. Provisions for restructuring largely include severance obligations to employees and other closure-related costs incurred in the context of the realization of our Global Production Strategy.

(26) Liabilities

	Dec. 31, 2002		Dec. 31, 2001
	Current	Total	Current	Total
	€m	€m	€m	€m
Bank loans and overdrafts	53	91	188	233
Trade payables	359	361	384	388
Taxes payable	61	61	61	61
Social security costs payable	31	31	31	31
Payables to employees	26	38	30	42
Other liabilities	128	139	133	145
	658	721	827	900

(27) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2002 (all collateralized by mortgages) was €41m (December 31, 2001: €52m).

D. CASH FLOW STATEMENT DISCLOSURES

(28) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand.

(29) Cash flows from operating activities

Cash flows from operating activities include interest received of €28m (2001: €37m; 2000: €55m) and interest paid of €8m (2001: €6m; 2000: €16m). Payments of income taxes amounted to €274m (2001: €214m; 2000: €330m).

Other non-cash expenses and income include our share of the profit from Aventis CropScience of €45m (2001: profit €85m; 2000: loss €59m).

The result from disposal of fixed assets mainly includes income from the disposal of Aventis CropScience.

The increase in inventories essentially results from the expansion of production of drospirenone, an active ingredient in Yasmin®. This increase is not fully reflected by an increase in the balance sheet items because the increase in inventories in local currencies was partially offset by currency effects due to the fall in major currencies.

(30) Cash flows from/used in investing activities

Purchase of fixed assets includes the acquisition cost of the marketing and production rights to Leukine® in its approved indications. The part of the acquisition cost relating to the project to develop Leukine® in the indication of Crohn’s disease has been recognized separately.

The Proceeds from disposal of fixed assets include €1,500m relating to the sale of our interest in Aventis CropScience.

The purchase and sale of marketable securities comprises purchases of €196m (2001: €79m; 2000: €203m) and sales of securities of €31m (2001: €379m; 2000: €393m). The proceeds in 2001 include €250m from the transfer of securities to the Schering Pension Trust.

Cash flow used in Acquisitions net of cash acquired in 2002 essentially relates to the acquisition of the remaining 88.1% interest in Collateral Therapeutics (2001: acquisition of the remaining 25.1% interest in the Jenapharm Group and remaining 40% interest in the French radiopharmaceuticals company CIS bio international; 2000: acquisition of Mitsui Pharmaceuticals and 60% of the shares in CIS bio international). The allocation of the purchase consideration paid to assets and liabilities is as follows:

	2002	2001	2000
	€m	€m	€m
Fixed assets	5	68	110
Other non-current and current assets	48	4	247
Provisions and liabilities	(10)	(33)	(206)
Minority interest	—	85	(29)
Goodwill	118	48	(13)
	161	172	109
Issue of treasury shares	(148)	—	—
Purchase of minority interest in prior years	(6)	—	—
Cash acquired	(15)	(1)	(10)
Cash flow used in Acquisitions net of cash acquired	(8)	171	99

The Proceeds from disposal of subsidiaries net of cash disposed relate to the reduction of our interest in Oy Leiras Finland AB to 49%. The assets and liabilities disposed of on deconsolidation are as follows:

€m
Fixed assets	11
Other non-current and current assets	34
Provisions and liabilities	(13)
Minority interest	(8)
Goodwill	8
32
Addition to Investments in associates	(21)
Profit from disposal of subsidiaries	14
Cash disposed	(1)
Proceeds from disposal of subsidiaries net of cash disposed	24

E. SUPPLEMENTAL DISCLOSURES

(31) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement, as well as accounting, supervision, and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

	Notional amount December 31,		Fair value December 31,
	2002	2001	2002	2001
	€m	€m	€m	€m
Currency hedging of anticipated sales and expenses
Currency forwards	519	595	13	(1)
Options	75	86	2	3
	594	681	15	2
Currency hedging of assets and liabilities
Currency forwards	362	680	4	6
Asset and liability management
Options	34	70	6	23
Interest-rate swaps	0	49	0	0
Interest-rate futures	69	35	1	0
	103	154	7	23

Notional amounts reflect the net of sale and purchase contracts. The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2002, approximately 71% (December 31, 2001: 78%) of the underlying exposure of €1.3 billion (December 31, 2001: €1.7 billion) was hedged. Yen and U.S. dollar amounts accounted for approximately 73% (December 31, 2001: 77%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes model. Changes in fair values are recognized in Other receivables and other assets and Other provisions respectively.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments were deferred under Other receivables and other assets and Other provisions, respectively, until Dezember 31, 2000. As of January 1, 2001 these deferrals are recognized net of tax directly in Retained earnings. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are recognized in Other operating income.

At December 31, 2002, we recognized gains of €39m (net of tax: €24m) resulting from 2002 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2003 (December 31, 2001: €6m; net of tax €4m).

Accordingly in 2002, we recognized gains of €6m (net of tax: €4m) resulting from 2001 hedging contracts in Other operating income, since these gains are attributable to sales and expenses realized in 2002 (December 31, 2001: €11m; net of tax €7m).

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents plus marketable securities and bank loans was €566m (December 31, 2001: €62m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 1.7 years (December 31, 2001: approximately 3 years).

The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

(32) Contingent liabilities and other financial commitments

	Dec. 31, 2002	Dec. 31, 2001
	€m	€m
Contingent liabilities
Financial guarantees	23	29
	23	29
Other financial commitments
Liabilities under operating leases
due within 1 year	47	29
due between 1 and 5 years	100	61
due after 5 years	47	6
Authorized capital expenditure	300	275
	494	371

The Schering AG Group has entered into long-term research agreements with various third parties, under which the Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains licenses to market the developed products, such as Campath®/MabCampath™ (partner: ILEX Oncology, Inc.) and Zevalin® (partner: IDEC Pharmaceuticals Corp.). The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

€m
2003	63
2004	78
2005	22
2006	5
2007	5
thereafter	—
173

(33) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
	€m	€m	€m
2002
Europe Region(1)	3,266	909	2,357	8%
United States Region	1,288	6	1,282	15%
Japan Region	580	1	579	(13%)
Latin America/Canada Region	480	50	430	(16%)
Asia/Middle East Region	236	12	224	5%
Other Activities	206	55	151	(4%)
Segment total	6,056	1,033	5,023	4%
Other	—	—	—	—
Schering AG Group	6,056	1,033	5,023	4%
2001
Europe Region(1)	3,041	858	2,183	9%
United States Region	1,121	8	1,113	12%
Japan Region	663	—	663	(1%)
Latin America/Canada Region	540	29	511	8%
Asia/Middle East Region	222	9	213	8%
Other Activities	257	98	159	5%
Segment total	5,844	1,002	4,842	8%
Other	—	—	—	—
Schering AG Group	5,844	1,002	4,842	8%
2000
Europe Region(1)	2,825	817	2,008	14%
United States Region	999	7	992	28%
Japan Region	670	—	670	48%
Latin America/Canada Region	496	22	474	27%
Asia/Middle East Region	201	3	198	21%
Other Activities	227	76	151	6%
Segment total	5,418	925	4,493	22%
Other	—	—	—	—
Schering AG Group	5,418	925	4,493	22%

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

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year
	€m		€m	€m	€m
2002
Europe Region(1)	1,040	13%	(62)	(430)	548	19%
United States Region	366	16%	(11)	(251)	104	44%
Japan Region	229	(6%)	(14)	(109)	106	(1%)
Latin America/Canada Region	143	(16%)	(7)	(93)	43	(55%)
Asia/Middle East Region	82	14%	(13)	(40)	29	(19%)
Other Activities	75	(6%)	(35)	(24)	16	(52%)
Segment total	1,935	7%	(142)	(947)	846	5%
Other	(1,194)	5%	142	947	(105)	(22%)
Schering AG Group	741	11%	—	—	741	11%
2001
Europe Region(1)	922	13%	(60)	(402)	460	14%
United States Region	315	8%	(8)	(235)	72	71%
Japan Region	244	(1%)	(15)	(122)	107	(1%)
Latin America/Canada Region	170	12%	(7)	(68)	95	9%
Asia/Middle East Region	72	4%	(12)	(24)	36	0%
Other Activities	80	10%	(34)	(13)	33	27%
Segment total	1,803	9%	(136)	(864)	803	15%
Other	(1,135)	12%	136	864	(135)	121%
Schering AG Group	668	4%	—	—	668	4%
2000
Europe Region(1)	819	7%	(60)	(357)	402	6%
United States Region	292	5%	(8)	(242)	42	(28%)
Japan Region	246	47%	(15)	(123)	108	44%
Latin America/Canada Region	152	28%	(7)	(58)	87	30%
Asia/Middle East Region	69	28%	(13)	(20)	36	50%
Other Activities	73	(3)%	(36)	(11)	26	(37%)
Segment total	1,651	13%	(139)	(811)	701	9%
Other	(1,011)	9%	139	811	(61)	(45%)
Schering AG Group	640	19%	—	—	640	19%

(1) Incl. Africa, Australia and New Zealand

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

The total of the Segment results is reconciled to the consolidated Operating profit as follows:

	2002	2001	2000
	€m	€m	€m
Total of Segment results	846	803	701
Costs of corporate functions	(198)	(188)	(172)
Other operating income/expenses	93	53	111
Total other	(105)	(135)	(61)
Operating profit	741	668	640

The cost of corporate functions comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in other operating income/expenses.

The increase in other operating income/expenses in 2002 relates mainly to an increased result from foreign exchange-rate hedges.

In 2000, costs for retirement benefits (interest and early retirement program) of € 42m, were included in the Segment result and in the Costs of corporate functions, they were eliminated in other operating income/expenses. In years prior to 2001, provisions of € 10m were set up for the early retirement program. The interest of € 32m was recognized in the Financial result. In 2001, these costs were already credited to Segment result and Costs of corporate functions. Adjusting the figures for 2000, in 2001 the increase in Segment performance was 8% and the increase in Segment result was 11% compared to the previous year.

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses shown under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities which are included under Other. Financial liabilities mainly consist of €439m (December 31, 2001: €911m) pension obligations from German retirement benefit plans. The corresponding €44m (2001: €76m) in interest costs is included in the Financial result.

	Depreciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
	€m	€m	€m	€m	€m	€m	€m
2002
Europe Region(1)	101	10	2,035	802	193	2,429	386
United States Region	108	5	927	263	287	719	162
Japan Region	21	—	441	53	31	383	9
Latin America/Canada Region	16	—	168	31	42	135	29
Asia/Middle East Region	5	—	115	7	16	83	5
Other Activities	10	—	134	6	28	71	6
Segment total	261	15	3,820	1,162	597	3,820	597
Other	31	4	1,572	1,281	49	1,572	49
Schering AG Group	292	19	5,392	2,443	646	5,392	646
2001
Europe Region(1)	99	20	1,848	795	156	2,042	279
United States Region	65	10	768	259	133	729	54
Japan Region	27	9	488	50	27	445	16
Latin America/Canada Region	14	—	249	50	28	223	22
Asia/Middle East Region	9	—	116	9	17	88	8
Other Activities	16	—	165	16	27	107	9
Segment total	230	39	3,634	1,179	388	3,634	388
Other	24	13	1,629	1,513	35	1,629	35
Schering AG Group	254	52	5,263	2,692	423	5,263	423
2000
Europe Region(1)	95	18	1,471	596	73	1,630	99
United States Region	93	19	1,607	753	76	1,779	107
Japan Region	23	8	510	55	25	471	18
Latin America/Canada Region	14	—	226	36	25	203	21
Asia/Middle East Region	8	—	98	9	8	77	4
Other Activities	17	—	114	18	17	65	7
Segment total	212	36	3,236	1,107	224	3,236	224
Other	26	11	1,970	1,710	22	1,970	22
Schering AG Group	238	47	5,206	2,817	246	5,206	246

(1) Incl. Africa, Australia and New Zealand

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
	€m		€m	€m
2002
Gynecology&Andrology(1)	1,613	7%	1,131	102
Specialized Therapeutics	1,637	10%	1,262	373
Diagnostics&Radiopharmaceuticals	1,406	(3%)	1,109	83
Dermatology	217	(5%)	191	18
Other Sources	150	(7%)	127	21
Segment total	5,023	4%	3,820	597
Other	—	—	1,572	49
Schering AG Group	5,023	4%	5,392	646
2001
Gynecology&Andrology(1)	1,510	12%	1,069	131
Specialized Therapeutics	1,491	6%	1,044	153
Diagnostics&Radiopharmaceuticals	1,452	7%	1,199	73
Dermatology	227	3%	195	15
Other Sources	162	3%	127	16
Segment total	4,842	8%	3,634	388
Other	—	—	1,629	35
Schering AG Group	4,842	8%	5,263	423
2000
Gynecology&Andrology	1,353	15%	889	62
Specialized Therapeutics	1,402	24%	896	81
Diagnostics&Radiopharmaceuticals	1,360	31%	1,097	43
Dermatology	221	11%	211	29
Other Sources	157	17%	143	9
Segment total	4,493	22%	3,236	224
Other	—	—	1,970	22
Schering AG Group	4,493	22%	5,206	246

(1) In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology.

(34) Information on principal companies included in the consolidated financial statements

The table below contains information on principal companies included in the consolidated financial statements as of and for the year ended December 31, 2002 [the complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin]:

Name and location of company	% of equity	Equity	Result	Sales	Employees
		€m(1)	€m(1)	€m(1)
Germany
Schering AG, Berlin(2)		1,392	432	2,280	8,373
Schering Deutschland Holding AG, Hamburg(3)	100.0	272	42	435	668
Jenapharm GmbH&Co. KG, Jena(3)	100.0	143	48	174	1,088
Schering Finnland Holding GmbH, Berlin(3)	100.0	141	71	208	981
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	22	2	65	141
Schering S.A., Lys-Lez-Lannoy/France(3)	99.9	190	8	371	1,537
Schering Holdings Ltd., Burgess Hill/UK(3)	100.0	16	6	151	338
Schering S.p.A., Milan/Italy(3)	100.0	72	14	293	843
Schering Nederland B.V., Weesp/Netherlands	100.0	33	4	61	85
Schering Wien Ges.m.b.H., Vienna/Austria	100.0	294	14	63	171
Schering Lusitana Lda., Mem Martins/Portugal	100.0	13	2	49	128
Schering (Schweiz) AG, Zurich/Switzerland	100.0	17	4	64	72
Schering España S.A., Madrid/Spain(3)	99.9	76	15	210	667
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	12	(6)	54	151
North America
Schering Berlin Inc., Wilmington, Del./USA(3)	100.0	840	222	1,281	3,630
Berlex Canada Inc., Lachine/Canada	100.0	9	2	68	201
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	8	(4)	51	356
Schering do Brasil Ltda., São Paulo/Brazil	100.0	39	(3)	145	769
Schering Colombiana S.A., Bogotá/Colombia	100.0	21	3	67	316
Schering Mexicana S.A., Mexico City/Mexico	100.0	44	10	99	264
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	76.8	9	0	29	441
Nihon Schering K.K., Osaka/Japan	100.0	132	18	560	1,592
Schering Pty. Ltd., Sydney/Australia	100.0	17	5	72	111
Schering Korea Ltd., Seoul/Korea	100.0	25	4	63	249
Schering Bangkok Ltd., Bangkok/Thailand(3)	100.0	5	1	17	124
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	10	0	26	100

(1) In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2002. Sales were translated into € at the annual average rate of exchange.

(2) Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the consolidated financial statements.

(3) Figures include consolidated subsidiaries.

(35) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board amounted to €3,420 thousand, including €60 thousand fixed compensation and €3,360 thousand variable compensation. The total amount includes €209 thousand to remunerate the members of the committees for their additional activities.

A member of the Supervisory Board has received an annual fee for consultancy services [see section "Related Party Transactions"].

The total remuneration of the members of the Executive Board amounted to €10,546 thousand and is composed as follows:

	Fixed compensation	Variable compensation	Exercise LTI Plan 1998
	€ thousand	€ thousand	€ thousand
Dr. Hubertus Erlen (Chairman)	504	1,725	301
Other members of the Executive Board	2,050	5,966	—
	2,554	7,691	301

A provision of €19,294 thousand has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2002 amounted to €1,781 thousand. As part of the stock option plan set up in 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 104,400 Schering AG shares as of December 31, 2001. These options may be exercised between 2003 and 2006. The exercise of the options depends on certain performance criteria relating to the Schering AG share price, which are determined under the provisions of the plans [see Note (36)].

In addition, members of the Executive Board held 104,000 options as part of the LTI Plan 2001/I and 120,000 options as part of the LTI Plan 2001/II, which are subject to the fulfillment of certain conditions. These options do not grant the right to acquire Schering AG shares, but rather the right to a cash settlement of the difference between the market price of Schering AG shares at the time of exercise and the exercise price [see Note (36)].

The maximum number of shares or stock appreciation rights that can be received by the members of the Executive Board under the provisions of the LTI Plans is as follows:

	LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II
Dr. Hubertus Erlen (Chairman)	22,500	20,000	20,000
Other members of the Executive Board	81,900	84,000	100,000
	104,400	104,000	120,000

As of December 31, 2002, a member of the Supervisory Board held non-transferable stock options for a maximum of 22,500 Schering AG shares, which were granted to him in his former capacity as a member of the Executive Board of Schering AG under the stock option plan set up in 2000.

As of December 31, 2002, a loan was granted to a member of the Supervisory Board and a member of the Executive Board respectively [see section "Related Party Transactions"].

A directors’ and officers’ liability insurance policy has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

(36) Stock option plans

In 1998, 2000, and 2001, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”). Participants in the 1998 and 2000 LTI Plans who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 20% under the LTI Plan 1998 and 30% under the LTI Plan 2000.

The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, and the second tranche (LTI Plan 2001/II) was introduced in 2002. Both tranches distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I and 2001/II invested in Schering AG shares and received stock appreciation rights. Beneficiaries do not receive any subscription right for shares when they exercise these rights, but a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66, LTI Plan 2001/II: €66.48). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

“Key Managers” were granted options entitling them to subscribe for shares when the options are exercised. This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles. The strike price of the options granted to “Key Managers” was set at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13, LTI Plan 2001/II: €73.13).

The cost of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models. However, the costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. A provision is recognized pro rata on the basis of these costs. The costs of the options under the LTI Plans 1998, 2000, 2001/I “Top Executives” and 2001/II “Top Executives” are recognized as expenses. By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

	LTI Plan 1998	LTI Plan 2000
Number of options outstanding as of January 1, 2002	500	4,807
Granted	—	—
Forfeited in 2002	—	30
Exercised in 2002	500	—
Number of options outstanding as of December 31, 2002	0	4,777
Maximum number of award shares	—	859,860
Exercise price per share (€)	0	0
Compensation costs in 2002 (€m)	2	2
Compensation costs in 2001 (€m)	0	15
Benchmark index	DAX	STOXX Healthcare
Date of grant	Jan. 1, 1998	Jan. 1, 2000
Exercise period	Jan. 1, 2001 until Dec. 31, 2002	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2002	413,500	806,100
Granted	—	—
Forfeited in 2002	—	12,000
Exercised in 2002	—	—
Number of options outstanding as of December 31, 2002	413,500	794,100
Maximum number of award shares	—	794,100
Exercise price per share (€)	54.66	60.13
Compensation costs in 2002 (€m)	0	—
Compensation costs in 2001 (€m)	2	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2002	0	0
Granted	411,000	1,040,500
Forfeited in 2002	—	5,800
Exercised in 2002	—	—
Number of options outstanding as of December 31, 2002	411,000	1,034,700
Maximum number of award shares	—	1,034,700
Exercise price per share (€)	66.48	73.13
Compensation in costs 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

F. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

(37) Reconciliation to U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with International Accounting Standards, which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of Net Profit to U.S. GAAP (in € Millions Except per Share Data)

	Note	2002	2001	2000
Net profit under IAS		867	418	336
U.S. GAAP adjustments
Business combinations
- Acquired R&D	(a)	(119)	(12)	3
- Other differences	(a)	13	(8)	(5)
Property, plant and equipment
- Capitalization of interest	(b)	(1)	(2)	(4)
- Reversal of impairment losses	(b)	1	(2)	(2)
Internal-use software	(c)	(3)	(3)	(4)
Equity investment (Aventis CropScience/AgrEvo)	(e)	71	8	(22)
Inventories	(f)	6	(5)	1
Provisions for pensions	(g)	2	1	2
Other provisions	(h)	(2)	(5)	(24)
Treasury Shares/Schering AG call options	(i)	—	—	—
Stock option plans	(j)	14	3	(18)
Cash flow hedges	(k)	—	(11)	37
Tax effect on U.S. GAAP adjustments	(l)	(1)	21	6
Net profit under U.S. GAAP		848	403	306
Earnings per share under U.S. GAAP
- basic (€)		4.30	2.04	1.55
- diluted (€)		4.29	2.03	1.53

Reconciliation of shareholders' equity to U.S. GAAP (in € millions)

	Note	2002	2001	2000
Shareholders' equity under IAS		2,934	2,556	2,297
U.S. GAAP adjustments
Business combinations
- Acquired R&D	(a)	(175)	(83)	(80)
- Other differences	(a)	28	16	41
Property, plant and equipment
- Capitalization of interest	(b)	17	18	20
- Reversal of impairment losses	(b)	(3)	(4)	(2)
Internal-use software	(c)	—	3	6
Available-for-sale securities	(d)	—	—	109
Equity investment (Aventis CropScience/AgrEvo)	(e)	—	(71)	(72)
Inventories	(f)	18	12	17
Provisions for pensions	(g)	(54)	(1)	(2)
Other provisions	(h)	3	5	10
Treasury shares/Schering AG call options	(i)	(10)	(11)	(20)
Stock option plans	(j)	34	35	45
Cash flow hedges	(k)	—	—	11
Tax effect on U.S. GAAP adjustments	(l)	2	(18)	(76)
Shareholders' equity under U.S. GAAP		2,794	2,457	2,304

a.) Business combinations

Under IAS, acquired in-process research is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. U.S. GAAP requires the identification of acquired in-process research as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IAS. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002). With regard to our acquisition of Collateral Therapeutics, the difference between the purchase price and net assets acquired was identified as in-process research and expensed in the amount of €131m under U.S. GAAP. In determining the cost of the acquisition, securities issued by the acquirer are measured at their fair value at the date of the exchange transaction under IAS. Under U.S. GAAP, the purchase price determination is based on the market price of the securities over a reasonable period of time before and after the date that the terms of the acquisition are agreed to and announced, thereby resulting in an increase in the purchase price of €18m for the acquisition of Collateral Therapeutics compared with IAS.

Under U.S. GAAP, the negative goodwill arising on the acquisition of CIS bio international is deducted proportionately from non-current assets, excluding securities.

In contrast to IAS, goodwill arising from acquisitions is not amortized under U.S. GAAP with effect from January 1, 2002. In fiscal 2001, amortization charges amounting to €35m were included in net profit under U.S. GAAP. The obligatory annual impairment test did not result in goodwill impairment. The impairment test is based on the present value of estimated future cash flows.

b.) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IAS. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €4m (2001: €4m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2002 was €17m (December 31, 2001: €18m). The reduction relates to depreciation.

Impairments of fixed assets at our production plant in Bergkamen during fiscal 2000 and 2001 have been reversed under IAS. Impairment losses cannot be reversed under U.S. GAAP.

c.) Internal-use software

As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” under U.S. GAAP. This statement requires the capitalization of certain costs incurred in the development of software for internal use, including payroll and payroll-related costs. Under IAS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under U.S. GAAP, but expensed under IAS.

d.) Available-for-sale securities

Under U.S. GAAP, securities are classified into three categories: trading securities, available- for-sale securities or held-to-maturity securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance-sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of Other comprehensive income.

Under IAS, securities are valued at fair value as of January 1, 2001 [see Note (1)]. Prior to January 1, 2001, securities were accounted for at the lower of their amortized acquisition cost or fair value on the balance-sheet date.

e.) Equity investment (Aventis CropScience)

The application of U.S. GAAP in the consolidated financial statements of Aventis CropScience reduced the carrying amount of our equity investment. The most significant differences related to acquired in-process research from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhône-Poulenc Agro. Due to the lower book value under U.S. GAAP, the sale of our investment resulted in a higher profit.

f.) Inventories

Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

g.) Provisions for pensions

Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized in income each year through 2008.

Due to the establishment of the Schering Pension Trust as of January 1, 2001, we have adopted the “corridor approach” in the IAS consolidated financial statements. The amortization of actuarial gains/losses amounting to €3m [see Note (24)] is primarily related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999 and is eliminated in the reconciliation. Under IAS, prior to January 1, 2001, any actuarial gain/loss was amortized over the average remaining service period of active employees.

Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. An additional liability amounting to €54m was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item (€33m after deferred taxes) has been directly recognized as part of Other comprehensive income.

h.) Other provisions

The reconciliation item relates almost exclusively to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, the (discounted) incremental costs are provided for in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are recognized over the employees’ remaining service period (on an undiscounted basis).

In 2001 and 2000 we have classified such liabilities as restructuring provisions (almost all reductions in headcount resulting from the closure or reorganization of production facilities have been accomplished through our early retirement program). When the employee formally accepts the offer, the liability is reclassified to provisions for personnel costs. Under U.S. GAAP, a liability for these benefits is established only after the employee has accepted the offer. In addition, under IAS, the incremental costs are provided for upfront on a discounted basis. Under U.S. GAAP, such amounts are recognized over the employees’ remaining service period (on an undiscounted basis).

i.) Schering AG call options

Schering AG call options acquired to hedge the LTI 1998 and LTI 2000 stock option plans are recognized as an asset under IAS. Under U.S. GAAP, the Schering AG call options are deducted from equity.

j.) Stock option plans

Refer to Note (36) of the consolidated financial statements for a description of our stock option plans (LTI 1998, LTI 2000, LTI 2001/I, and LTI 2001/II). Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (38) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 1998 and LTI Plan 2000:

The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions at each balance sheet date and the performance of a benchmark index (DAX and STOXX Healthcare). The costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under U.S. GAAP, these costs are deducted from equity.

LTI Plan 2001:

Both LTI Plan 2001/I “Top Executives” and LTI Plan 2001/II “Top Executives” are variable award plans. Compensation costs under IAS are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing valuation models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IAS as well as under U.S. GAAP.

k.) Cash flow hedges

Prior to January 1, 2001, gains and losses from currency hedging of anticipated sales and expenses were deferred under IAS by applying hedge accounting. Accordingly, we recognized gains of €11m in 2001 (net of tax: €7m) relating to 2000 hedging contracts, since these gains are related to sales and expenses realized in 2001. No hedge accounting was applied under U.S. GAAP.

As of January 1, 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP and IAS 39 "Financial Instruments: Recognition and Measurement" under IAS. Hedging of anticipated sales and expenses is now accounted for as a cash flow hedge under U.S. GAAP and IAS.

l.) Tax effect on U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items, except the adjustment relating to the equity method (Aventis CropScience), which is presented net of tax.

(38) Additional U.S. GAAP information

SFAS No. 130 "Reporting Comprehensive Income"

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31:

	2002	2001	2000
	€m	€m	€m
U.S. GAAP net profit [see Note (37)]	848	403	306
Currency translation adjustments
IAS accounts	(234)	7	28
Reconciliation to U.S. GAAP	8	—	(3)
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €14m; 2001: €16m; 2000: €(7)m)	(45)	(59)	83
Less realized (gains) and losses recognized in net profit (after tax expense of €(4)m; 2001: €2m; 2000: € 36m)	21	(2)	(59)
Less (gains) and losses resulting from currency translation adjustments (after deferred taxes of €1m)	(1)	—	—
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €(27)m; 2001: €(3)m)	41	5	—
Less realized (gains) and losses recognized in net profit (after tax expense of €14m; 2001: €1m)	(21)	(1)	—
Minimum pension liability (after deferred taxes of €21m)	(33)	—	—
Other comprehensive income, net of tax	(264)	(50)	49
Comprehensive income, net of tax	584	353	355

Accumulated other comprehensive income balances as of December 31:

	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other com- prehensive income
	€m	€m	€m	€m	€m
January 1, 2000	66	65	—	—	131
Other comprehensive income 2000	25	24	—	—	49
December 31, 2000	91	89	—	—	180
Other comprehensive income 2001	7	(61)	4	—	(50)
December 31, 2001	98	28	4	—	130
Other comprehensive income 2002	(226)	(25)	20	(33)	(264)
December 31, 2002	(128)	3	24	(33)	(134)

Statement of U.S. GAAP shareholders’ equity as of December 31:

	2002	2001	2000
	€m	€m	€m
Equity according to U.S. GAAP before Accumulated other comprehensive income	2,928	2,327	2,124
Accumulated other comprehensive income	(134)	130	180
Total equity according to U.S. GAAP	2,794	2,457	2,304

Available-for-sale securities:

	Book value	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2002	€m	€m	€m	€m
Investments (non-current)	25	2	5	25
Marketable securities	249	6	—	249
	274	8	5	274
As of December 31, 2001
Investments (non-current)	69	30	—	69
Marketable securities	103	3	—	103
	172	33	—	172
As of December 31, 2000
Investments (non-current)	44	60	(14)	90
Marketable securities	373	63	—	436
	417	123	(14)	526

Proceeds from sales of available-for-sale securities in 2002 amounted to €31m (2001: €144m). Gross gains of €17m were realized on the sale of securities in 2001. Gross gains in 2002 as well as gross losses in 2002 and 2001 on such sales were immaterial. In 2002, impairment losses of €26m were recognized (2001: €44m). In December 2001, securities with a fair value of €250m were transferred to the Schering Pension Trust, thereby realizing a gain of €35m.

Maturities of fixed-term marketable securities as of December 31, 2002 are as follows:

	Book value	Market value
	€m	€m
Less than 1 year	48	48
Between 1 and 5 years	4	4
More than 5 years	3	3

As of December 31, 2002, the Group also held an investment in a fixed-income fund of €185m.

Impairment of long-lived assets

The Group periodically evaluates the carrying amount of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. Under U.S. GAAP, the carrying amount of a long-lived asset is considered impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2002 and 2001, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and U.S. GAAP.

Summarized financial information for significant associates

At December 31, 2002, six investments were accounted for using the equity method:

Percentage of common stock Dec. 31, 2002
Focus Inhalation Oy, Turku	19.9%
Leiras Fine Chemicals Oy, Turku	50.0%
Medac GmbH, Hamburg	25.0%
metaGen Pharmaceuticals GmbH, Berlin	42.6%
Molypharma S.A., Madrid	22.3%
Oy Leiras Finland AB, Helsinki	49.0%

The table below contains aggregated financial information for Aventis CropScience Holding S.A. for fiscal 2001 after adjustment of this company’s financial statements to comply with the Group's accounting policies. Our investment was divested in early June 2002.

2001
€m
Net sales	4,303
Gross profit	2,164
Net profit	391
Assets other than fixed assets	3,437
Fixed assets	1,982
Current liabilities	3,023
Non-current liabilities	736
Shareholders' equity	1,660

The Group's share of net profit from January until May 2002 amounted to €45m (2001: profit of €85m; 2000: loss of €59m).

The amount at which the investment in this company was carried in the consolidated financial statements 2001 exceeded the amount of underlying equity in net assets by €114m.

Corporate Debt

At December 31, 2002, the Schering AG Group had aggregate unused committed lines of credit of €192m (December 31, 2001: €47m).

Employee benefit plans

The information required by SFAS No. 132 “Employers` Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (24) to the consolidated financial statements.

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IAS [see Note (4)].

Under IAS, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (9)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €44m (2001: €76m; 2000: €73m).

Stock option plans

In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

LTI Plans 1998 and 2000:

The fair value of one option for the LTI Plan 1998 at the date of grant (January 1, 1998) was €2,408 (€10m for all options). The fair value of one option for the LTI Plan 2000 at the date of grant (January 1, 2000) was €6,374 (€32m for all options). Both calculations were based on a Monte Carlo simulation.

LTI Plan 2001/I:

The fair value of one option for the LTI Plan 2001/I “Top Executives” at the date of grant (May 2, 2001) was €15.37 (€6m for all options). The fair value of one option for the LTI Plan 2001/I “Key Managers” at the date of grant (May 2, 2001) was €13.34 (€11m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.8%
Volatility	25%

LTI Plan 2001/II:

The fair value of one option for the LTI Plan 2001/II “Top Executives” at the date of grant (May 2, 2002) was €19.15 (€8m for all options). The fair value of one option for the LTI Plan 2002/II “Key Managers” at the date of grant (May 2, 2002) was €16.73 (€17m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	1.2%
Risk-free interest rate	4.75%
Volatility	27.2%

The pro forma information, prepared in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, is as follows:

	2002	2001	2000
Net profit, as reported (U.S. GAAP)	€848m	€403m	€306m
Add: Stock-based employee compensation expense determined under APB No. 25	€(10)m	€16m	€56m
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	€(22)m	€(43)m	€14m
Pro forma net profit (U.S. GAAP)	€816m	€376m	€348m
Earnings per share (basic):
- as reported	€4.30	€2.04	€1.55
- pro forma	€4.14	€1.90	€1.76
Earnings per share (diluted):
- as reported	€4.29	€2.03	€1.53
- pro forma	€4.12	€1.89	€1.74

Intangible assets

Expected amortization on intangible assets, excluding amortization on goodwill:

	IAS	U.S. GAAP
	€m	€m
2003	81	103
2004	75	96
2005	68	87
2006	56	65
2007	50	58

Goodwill

Allocation of goodwill to the primary segments:

	IAS	U.S. GAAP
	€m	€m
Europe Region	313	148
United States Region	101	46
Japan Region	17	6
Latin America/Canada Region	5	0
Asia/Middle East Region	4	2
Other Activities	0	0
	440	202

Under IAS, acquired in-process research is capitalized as goodwill. U.S. GAAP requires such amounts to be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IAS.

Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142. If the standard had been applied already in 2001, net profit and earnings per share would have been as follows:

	2002	2001	2000
Net profit, as reported (U.S.GAAP)	€848m	€403m	€306m
Goodwill amortization	—	€35m	€34m
Net profit, adjusted (U.S. GAAP)	€848m	€438m	€340m
Earnings per share (basic), as reported	€4.30	€2.04	€1.55
Goodwill amortization	—	€0.18	€0.17
Earnings per share (basic), adjusted	€4.30	€2.22	€1.72
Earnings per share (diluted), as reported	€4.29	€2.03	€1.53
Goodwill amortization	—	€0.18	€0.17
Earnings per share (diluted), adjusted	€4.29	€2.21	€1.70

Legal proceedings

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

Schering AG has always assumed certain liabilities for ecological and other risks in connection with the sale of business areas. The warranty assumed in 1992 in relation to the sales of our Industrial Chemicals and Natural Substances division expires in 2004. What we believe to be the most significant of the proceedings and claims are described below.

The Group's Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming that they became pregnant unintentionally. Most of them claim that they became pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine.

The Group's subsidiary in Great Britain, Schering Health Care Ltd., was one of three manufacturers of so-called "third-generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Seven cases out of a total of 117 individual claims (44 of which are claims against Schering Health Care Ltd.) were determined by the court as lead cases. All such lead cases have been dismissed by the court.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc., which alleged patent infringement, antitrust violations and tortious interference with contractual relations. Subsequently, in a separate action, Medrad sued Liebel-Flarsheim and several of its affiliates, including Mallinckrodt, Inc., alleging unfair competition, trademark dilution, misappropriation, damage to business reputation, tortious interference and civil conspiracy. In October 2001 and February 2002, the U.S. District Court for the Western District of Pennsylvania, on a summary judgment motion, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim has appealed these rulings. Briefs with respect to this appeal are expected to be filed in the first half of 2003. In October 2002, Medrad and Liebel-Flarsheim reached a settlement with respect to Liebel-Flarsheim’s remaining claims, under which Liebel-Flarsheim dismissed all claims under its suit other than the patent claims (which, as we noted, are being appealed) and Medrad dismissed all claims under the suit it had brought against Liebel-Flarsheim and its affiliates. Medrad will continue to contest vigorously the remaining litigation against Liebel-Flarsheim and its affiliates.

A settlement was reached in January 2002 in connection with infringement litigation between the Group's subsidiary in the United States, Berlex Laboratories Inc., and Biogen, Inc. over patents covering the proprietary technology concerning the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and its manufacture, use and sale in the United States. Under this settlement, Biogen has paid the Group $20 million. Following a U.S. Court of Appeals decision handed down on January 31, 2003, which partially reversed a U.S. District Court ruling granting summary judgment in favor of Biogen, Biogen will make another payment of $55 million to the Group in addition to the initial payment of $20 million from January 2002. These payments will be shared with Stanford University and Chiron Corporation according to existing contractual arrangements.

The Group’s subsidiary in the United States, Berlex Laboratories Inc., was named as one of the defendants in a lawsuit filed by Suffolk County, New York, in January 2003, against 29 pharmaceutical companies. The lawsuit alleges that pharmaceutical companies have overcharged Suffolk County for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. The County is seeking a variety of unspecified damages from the various pharmaceutical companies. The lawsuit is in its preliminary stages and none of the defendants, including Berlex, has responded to the County’s allegations. Berlex intends to vigorously defend itself against the allegations made in the lawsuit.

Bayer AG has notified Schering AG in several cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement, which might lead to damages for which the Group could be held liable. This includes a claim alleging the violation of a financial statement guarantee, for which Bayer demands payment of a significant amount as damages. It cannot be precisely estimated at the date of this report whether the underlying facts justify such a claim and, if so, to what extent the Group would be liable. We are currently evaluating the factual aspects of the claim and will contest it together with Aventis S.A.

Dividends

Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2002, the unappropriated retained earnings of Schering AG totaled €217m, resulting from 2002 net profit of €432m, less a transfer of €215m to Retained earnings, as determined by the Executive Board and the Supervisory Board.

Related Party Transactions

Aventis CropScience

In June 2002, we completed the sale of our 24% interest in Aventis CropScience to Bayer AG for €1.5 billion in cash. On October 2, 2001, we had entered into a stock purchase agreement with Bayer for such sale.

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

Directors

Certain members of the Supervisory and Executive Boards of Schering AG are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications, since June of 1996. The annual fee for these services, which are provided in line with a consultancy agreement, is € 56,242.

A loan with a balance of €33 thousand to one member of the Supervisory Board and a loan with a balance of €100 thousand to one member of the Executive Board were in existence as of December 31, 2002 (repayments in 2002 amounted to €158 thousand). Interest of 6% and 5.5% respectively is charged on the loans, one of which is repayable over 13 years, the other over 5 years. All such loans have been granted prior to July 29, 2002 and have not been amended or extended since then.

New Accounting Standards under U.S. GAAP

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” is effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. Hedge accounting is only permitted if the entity formally documents, designates and assesses the effectiveness of transactions that receive hedge accounting. Effective January 1, 2001, we have also accounted for forecast net sales and expenses as cash flow hedges under U.S. GAAP.

We have applied SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” since January 1, 2002. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. In addition, it establishes criteria for the separate recognition of intangible assets from goodwill.

Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer subject to amortization, but must be tested for impairment annually using a defined procedure, resulting in the recognition of an impairment loss if appropriate. In fiscal 2001, goodwill amortization charges amounting to €35m (2000: €34m) were included in net profit under U.S. GAAP. Impairment testing of goodwill from earlier acquisitions performed in 2002 did not result in any impairment losses. Impairment testing was performed on the basis of the present value of estimated future cash flows. In addition, the estimated remaining useful lives of existing intangible assets were reviewed effective January 1, 2002 and, where necessary, their amortization periods adjusted to reflect the changes in their remaining useful lives.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the application of SFAS No. 143 to materially impact our U.S. GAAP reconciliation.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The application of this Standard had no impact on our U.S. GAAP reconciliation.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability associated with the exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We currently do not expect the application of SFAS No. 146 to materially impact our U.S. GAAP reconciliation.

On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. SFAS No. 148 is effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been taken into account in the additional information provided on U.S. GAAP [see Note (38)].

Under SFAS No. 140 ”Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special-purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003; for variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN No. 46 will be effective as of July 1, 2003. We do not expect an effect on our U.S. GAAP reconciliation from the application of the new FASB rules, since we hold no investment that qualifies as a qualifying special purpose entity or a variable interest entity.