Form 20-F/A
SCHERING AKTIENGESELLSCHAFT
filed 2003-03-18
CIK 1124139

As filed with the Securities and Exchange Commission on March 18, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F/A

(Amendment no. 1)

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

Pursuant to this Form 20-F/A, the filer amends within Item 4 the presentation of Products and Production in the Latin America/Canada Region as well as the presentation under Organizational Structure due to omissions in the tables filed on March 7, 2003. These changes have no effect on the financial results of the original document.

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

We May Incur Significant Liabilities Relating To The Sale Of Our Minority Interest In Aventis CropScience

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

	Net Sales 2002	Percentage Change from 2001	Net Sales 2001	Percentage Change from 2000
	(€million)		(€million)
1. Diane®	51	(1)	51	19
2. Microgynon®	44	(19)	54	9
3. Betaferon®	43	(7)	47	3
4. Meliane®	34	(18)	42	26
5. Femovan®	25	(27)	34	(8)
Total	197		228

Marketing and Distribution

The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

Gynecology&Andrology	gynecologists, obstetricians, general practitioners, endocrinologists, hospitals.
Specialized Therapeutics	oncologists, hematologists, urologists, neurologists, hospitals.
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, selected hospitals.
Dermatology	dermatologists.

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

Assets and Liabilities
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Euro:	(€million)
Fixed income
Cash/Deposits	262						262	262
Average yield (%)	2.7						2.7
Fixed income securities	48		4			3	55	55
Average yield (%)	2.7		2.8			4.1	2,8
Liabilities	(5)	(34)					(39)	(41)
Average yield (%)	2.9	8.0					7.3
Other:
Equity securities (mainly €)							6	6
U.S. dollar
Fixed income
Cash/Deposits	62						62	62
Average yield (%)	0.9						0.9
Fixed income securities*							185	185
Liabilities	(18)		(3)				(21)	(21)
Average yield (%)	1.5		2.5				1.6
Other currencies:
Fixed income
Cash/Deposits	87						87	87
Liabilities	(31)						(31)	(31)
*invested in a Mutual Bond Fund
Derivative Positions	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Euro:		(€million)
Fixed income
German Bund Futures						6	6	0
Yield (%)						4.2	4.2
German Bobl Futures						38	38	1
Yield (%)						3.5	3.5
Japanese yen:
Japanese government bond futures						24	24	0
Yield (%)						0.9	0.9
Other:
Long call options on Schering AG shares	6	6	11	11			34	6

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

Date: March 18, 2003

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

Date: March 18, 2003

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

Date: March 18, 2003

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

Dated: March 18, 2003 By: /s/ HUBERTUS ERLEN

Hubertus Erlen

Chief Executive Officer

Dated: March 18, 2003 By: /s/ KLAUS POHLE

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