Form 20-F
period 2003-03-08
SCHERING AKTIENGESELLSCHAFT
filed 2004-03-08
CIK 1124139

As filed with the Securities and Exchange Commission on March 8, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

194,000,000 Ordinary Shares

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

OUR USE OF TERMS AND CONVENTIONS

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Unless otherwise specified or the context requires otherwise:

  references to " Schering AG" are to Schering Aktiengesellschaft, the ultimate parent company of the Schering AG Group;

  references to the " Schering AG Group", "the Group", "we", "us" and "our" are to Schering Aktiengesellschaft together with its consolidated subsidiaries;

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

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board, formerly known as International Accounting Standards (IAS). IFRS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

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

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

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

In addition, in order to obtain (and maintain) marketing authorizations for our products, we must comply with a variety of governmental requirements and we are subject to governmental price-related interventions. These include the requirement to present, in addition to clinical studies proving efficacy, quality and safety of products, studies demonstrating health economic advantages including quality of life, studies proving so-called clinical excellence and submission to price and reimbursement negotiations for already marketed products as well as newly launched products. Governments and major healthcare providers in particular markets are able to exert substantial pressure on market prices. Some governments in Europe, for instance, are exerting strong downward pressure on the prices of the manufacturers by forcing doctors by way of incentives or sanctions to prescribe low cost medicines. The European Commission's efforts to harmonize the disparate national health systems has so far proven not to be successful, leaving the industry exposed to ad hoc national cost containment measures. These measures particularly target manufacturers' prices. As a consequence, parallel trading of products is encouraged as arbitrageurs take advantage of the price differential between those countries where governmental interventions have succeeded in depressing prices and those countries where competitive forces are allowed. Furthermore, central government control of market prices exists in major markets such as Japan and Brazil through limits on the opportunities for financial return and growth in these markets as well as the introduction of new products.

In the United States, the products marketed by the Group’s subsidiaries are subject to a variety of programs with respect to the reimbursement by federal, state and local government entities for drugs and related products purchased by individuals, who are eligible for certain governmental health benefits. From time to time, proposals are made calling for substantial changes to the U.S. healthcare system; additionally, federal, state and local government entities have pursued methods to reduce the cost of drugs and related products for which they pay. Changes to existing governmental programs could have an impact on government reimbursement for the Group’s products in the U.S. In addition, U.S. drug companies are periodically named as defendants in lawsuits brought by government entities and other groups regarding the pricing of their products for the purpose of government reimbursement.

Exchange rate fluctuations could affect our operating result and our ability to price our products competitively

Our operations are conducted by entities in many countries and, accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, the Japanese yen and the British pound sterling, may affect our operating results. For example, the depreciation of the U.S. dollar against the euro had a negative impact on the reported sales of our U.S. subsidiaries for inclusion in the Schering AG Group's Consolidated Financial Statements in 2002 and 2003. Moreover, some entities in our Group import and export goods and services in currencies other than their own functional currencies. The results of such entities could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge part of these exposures through financial instruments in the form of forward contracts and currency swaps and options. We cannot assure you that exchange rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

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

A decline in the value of the Euro could reduce the value of your investment and any dividends you receive

Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price per ADR and the U.S. dollar value of any cash dividends. If the value of the euro relative to the U.S. dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the U.S. dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs.

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

During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry into the market of generic products and a subsequent decline in market share and sales revenues. For example, the patent protection for Fludara® in the United States has expired in 2003, and we have experienced a decrease in sales. We similiarly experienced a significant decline in sales of Betapace® when its patent protection expired. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

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

We depend on sales of key products

We derived approximately 34% of our net sales in 2003 from sales of four key products: Betaferon® (which is sold in the United States and Canada under the Betaseron® trademark) (16% of net sales), Magnevist® (6%), Yasmin® (6%) and Iopamiron® (5%). We believe that these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

We may incur significant liabilities relating to the sale of our minority interest in Aventis CropScience

We may be subject to potential liabilities under the stock purchase agreement for the sale of our minority interest in Aventis CropScience for claims made by Bayer CropScience AG with respect to certain indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. Bayer CropScience has initiated arbitration proceedings alleging the violation of a financial statement guarantee for which Bayer CropScience is demanding payments of damages. Bayer CropScience has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. Our liabilities under these claims and other future claims may be significant.

Existing insurance coverage may turn out to be inadequate

We are aiming at adequately covering foreseeable risks by insurance. Such insurance coverage, however, may turn out to not fully cover the risks to which the company is exposed. For certain risks, adequate insurance coverage may not be available on the market or not at acceptable conditions.

Our industry is susceptible to product-related liabilities

Like all pharmaceutical companies, we face potential significant risk of loss related to the use of products we market in the United States and in other regions from actions such as lawsuits. We cannot assure you that we can avoid such claims. We cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the three-year period ended December 31, 2003, has been derived from our Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 2000, has been derived from our Consolidated Financial Statements not included in this annual report.

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board, formerly known as International Accounting Standards (IAS). For periods ending on or prior to December 31, 1998, the Consolidated Financial Statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IFRS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our Consolidated Financial Statements solely in accordance with IFRS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IFRS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Amounts shown in U.S. dollars have been translated from euro amounts to U.S. dollars at the rate of $1.2597 per €1.00, the noon buying rate on December 31, 2003.

You should read these selected consolidated financial data together with "Item 5-Operating and Financial Review and Prospects" and our Consolidated Financial Statements appearing elsewhere in this annual report.

Consolidated Income Statement Data
	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	$(3)	€	€	€	€	€
	(in millions, except per share data)
IFRS:
Net sales	6,082	4,828	5,023	4,842	4,493	3,674
Operating profit	864	686	741	668	640	536
Financial result	19	15	(23)	30	(5)	(77)
Profit from ordinary activities	883	701	1,145	698	635	459
Income taxes	(321)	(255)	(276)	(270)	(290)	(181)
Net profit before minority interest	562	446	869	428	345	278
Minority interest	(4)	(3)	(2)	(10)	(9)	(6)
Net profit	558	443	867	418	336
Weighted average number of shares outstanding(1)	194.41	194.41	197.30	198.00	198.00	201.06
Earnings per share (basic)/ADS(1)	2.87	2.28	4.39	2.11	1.70	1.35
Earnings per share (diluted)/ADS(1)	2.87	2.28	4.38	2.10	1.68	1.35
Dividends per share/ADS(1)(2)	1.17	0.93	0.93	0.83	1.00	0.83
United States GAAP:
Net profit	616	489	848	403	306	248
Earnings per share (basic)/ADS(1)	3.17	2.52	4.30	2.04	1.55	1.23
Earnings per share (diluted)/ADS(1)	3.16	2.51	4.29	2.03	1.53	1.23

Consolidated Balance Sheet Data (at period end date)
	As of December 31,
	2003	2003	2002	2001	2000	1999
	$(3)	€	€	€	€	€
	(in millions, except per share data)
IFRS:
Total assets	6,789	5,389	5,392	5,263	5,206	4,629
Cash, cash equivalents and marketable securities	931	739	657	295	652	583
Total long term bank debt	45	36	38	45	43	58
Pension provisions	726	576	560	1,035	1,278	1,201
Minority interest	20	16	15	15	92	55
Total shareholders' equity	3,656	2,902	2,934	2,556	2,297	2,098
United States GAAP:
Total shareholders' equity	3,561	2,827	2,794	2,457	2,304	2,061

(1) All share and per share data for 2000 and 1999 have been adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000.
(2) Includes bonus dividends of €0.33 per share declared with respect to 1999 and 2000. The dividend with respect to 2003 is subject to approval at the Annual General Meeting to be held on April 16, 2004.
(3) The 2003 figures have been translated solely for the convenience of the reader at an exchang rate of $1.2597 to €1.00, the noon buying rate on December 31, 2003.

EXCHANGE RATES

Schering AG pays any dividends on its shares in euro. Furthermore, prices for Schering AG's shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange-rate between the euro and the U.S. dollar will affect:

  the U.S. dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  the U.S. dollar equivalent of cash dividends on the shares paid in euro; and

  our earnings.

The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on February 20, 2004, was $1.2563 per €1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average(1) (Dollar per €1.00)

1999	1.0587
2000	0.9207
2001	0.8909
2002	0.9496
2003	1.1360
(1) Average of the noon buying rates on the last day of each month during the year.

The following table sets forth the high and low noon buying rate for the euro for each of the previous six months:

	High	Low
2003	(Dollar per €1.00)
September	1.1650	1.0845
October	1.1833	1.1596
November	1.1995	1.1417
December	1.2597	1.1956
2004
January	1.2853	1.2389
February	1.2848	1.2426

For a more complete discussion of exchange-rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "-Risk Factors", "Item 5-Operating and Financial Review and Prospects" and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

DIVIDENDS

Schering AG has paid the following cash dividends in respect of its ordinary shares for the periods indicated. Euro amounts in respect of dividends are translated by the ADR depositary into U.S. dollars on the date of payment April 28, 1999 ($1.0616 per €1.00; noon buying rate); April 28, 2000 ($0.9089 per €1.00; noon buying rate); April 27, 2001 ($0.8895 per €1.00; exchange rate set by the ADR depositary); April 15, 2002 ($0.8789 per €1.00); and April 11, 2003 (1.0692 per €1.00). The translation of the proposed 2003 dividend amount into dollar, was performed using the noon buying rate for the € at December 31, 2003 ($1.2597 per €1.00).

	Year ended December 31,
	2003(4)		2002		2001		2000(3)		1999(2)
	€	$	€	$	€	$	€	$	€	$
Total dividend(1)	0.93	1.17	0.93	0.99	0.83	0.74	1.00	0.89	0.83	0.75

(1) Adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective June 1, 2000.
(2) The dividend in respect of 1999 consisted of a regular dividend of €0.50 per share and a bonus dividend of €0.33 per share.
(3) The dividend in respect of 2000 consisted of a regular dividend of €0.67 per share and a bonus dividend of €0.33 per share.
(4) The dividend in respect of 2003 is subject to approval at the Annual General Meeting to be held on April 16, 2004.

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

Item 4. Information on the Company

THE Schering AG GROUP

INTRODUCTION

We are a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. We presently operate nine research and development centers in Europe, the United States and Japan, produce products in over 20 facilities located in Europe, the United States, Latin America and Asia, and market and sell our products in over 100 countries worldwide. Our focussed product portfolio is comprised of products from our four core business areas:

  Gynecology&Andrology, including fertility control in women and men, hormone replacement therapy in menopausal women, testosterone therapy in men and the treatment of selected gynecological and andrological diseases.

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

  Dermatology for the treatment of severe skin disorders such as eczema, mycoses, acne, rosacea, psoriasis and hemorrhoids.

Our research and development efforts are primarily concentrated on the exploitation of novel technologies for unmet medical needs in our four core business areas. During 2003 and 2002, our research and development expenditures totaled €924m (19% of our total net sales) and €947m (19%), respectively.

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

For the year ended December 31, 2003, we had net sales of €4,828m, operating profit of €686m, and net profit of €443m.

The Group is comprised of over 140 subsidiaries worldwide and had a workforce of over 26,000 employees at the end of December 2003.

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

STRATEGY

We are committed to expanding our pharmaceuticals business by seeking market leadership with innovative products in specialized areas

Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use or benefit from our products. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in hormone therapy and oncology. Sales growth over the next several years is expected to be largely driven by our successful existing products and recently launched products as well as life cycle management of our existing products. In the longer term, we intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products from our rich research and development pipeline.

We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term, measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin-offs and equity carve-outs of non-core businesses. We capitalized on our cash position with share repurchase programs in 1998, 1999, 2002 and 2003 totalling €420m. The Executive Board has authorized the repurchase of up to an additional four million shares during 2004. We were the first DAX-quoted company to establish such a program. Dividend growth, management's focus on constant earnings growth, and the use of stock-based compensation programs to align the interests of our employees and shareholders emphasize our commitment.

Growth strategy

We are pursuing growth in all major pharmaceutical markets. We are focussing our efforts increasingly on our key business areas such as fertility control, specialized therapeutics, oncology and diagnostics. Our growth strategy is based on achieving the following objectives:

Consolidate our leadership position in gynecology and andrology

We intend to consolidate our leadership position in gynecology and andrology. We are the world market leader in oral contraceptives in volume terms and number two in value terms. We expect additional growth momentum from further penetration of the United States, European as well as Japanese markets. We believe that we have the broadest pipeline in fertility control and hormone therapy with a number of exciting late-stage development products and recently launched products. The most prominent of these are the oral contraceptives Yasmin® and Valette® and the intrauterine hormone delivery system Mirena®. Furthermore we are engaged in research and development into innovative female and male fertility control technologies. The future key success drivers in the area of hormone therapy will be the Climara® family, Angeliq® and Menostar®. Schering has also included selected indications in the field of Andrology. We are investigating the field of male fertility control and we are intensifying our activities in the area of testosterone therapy for men. Furthermore, we are developing new preparations for the treatment of gynecological and andrological diseases.

Achieve significant business growth in specialized therapeutics through leading role in multiple sclerosis and hematological oncology

Specialized therapeutics has increased in importance to us in recent years. In therapeutics we are a leading company in the field of multiple sclerosis (MS) with our product Betaferon®/Betaseron® and we are aiming to develop this indication area further through new ways of treatment. Betaferon®/Betaseron® was the first therapy to offer more than just symptom relief; it suppresses disease activity in patients with relapsing-remitting MS. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. A new pre-filled diluent syringe has been launched in Europe and Japan in 2003 and will be launched in the U.S. in 2004. Designed with patient comfort in mind, the new innovation shortens preparation time, helping to simplify injections. This adds another level of convenience for Betaferon®/Betaseron® users. We are stepping up life-cycle activities and marketing efforts on Betaferon®/Betaseron®, and developing alternative treatment options and application methods.

We also aim to achieve growth with our products in the field of oncology as well as in specialized fields for cardiovascular diseases. In oncology we are developing a leading position in hematology and a significant presence in the field of solid tumors. In collaboration with Novartis International AG we are developing an anti-angiogenic compound, PTK/ZK, which stops blood vessels from branching off to supply tumor tissue. Leukine®, an infection-fighting, white-blood cell stimulant, which is used in hematological oncology, provides additional growth opportunities through a development project for the use in Crohn's disease, which could have significant market potential. We are also focussing on the research and development of angiogenic gene therapy products based on a technology platform that includes a portfolio of therapeutic genes, vectors and proprietary methods of gene therapy to enhance cardiac function.

Expand our business basis in diagnostics and radiopharmaceuticals

In our diagnostics and radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. We aim to increase sales of contrast media for MRI and to secure our X-ray business. In the X-ray contrast media market, we are a leading company worldwide in terms of distributor sales. In the MRI contrast media market, we have a significant global market share. We aim to sustain this leadership and to continue growth through pipeline products for new applications of MRI contrast media. We also aim to extend the use of already existing contrast media by obtaining approval for additional indications, as with Gadovist® 1.0 which in November 2003 received EU approval for the use in magnetic resonance angiography (MRA). In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our U.S. subsidiary Medrad, Inc., which is a worldwide market leader in vascular injection systems for the application of contrast media in computed tomography (CT), angiography and MRI.

In the medium to long term, we believe that a significant growth opportunity exists in the area of innovative radiopharmaceuticals for nuclear medicine. We are developing this business through in-house research and development as well as in-licensing. The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given our existing expertise in oncology and the potential for synergies between our diagnostics and therapeutics businesses.

Developing our business in the United States into a growth engine

As the world's largest and one of the fastest growing markets, the United States is a high strategic priority for us. The United States is the only market that offers pricing flexibility, broader marketing opportunities such as direct-to-consumer advertising, and a business environment that nurtures pharmaceutical innovation. We expect this growth to be achieved through increasing our presence in the areas of fertility control, hormone therapy, contrast media, oncology, dermatology as well as in the area of vascular injection systems for the application of contrast media. It is our goal to significantly expand our presence and business in the United States female healthcare market. In dermatology we hope to build up a considerable market presence.

Broaden our business in Japan

In Japan, where we have been traditionally strong in diagnostics, we are building a basis for sales growth in other business areas. Our future business expansion plans in Japan, the second-largest individual pharmaceutical market in the world, center on broadening our portfolio in the areas of specialized therapeutics and female healthcare. We have established a leading market position in the Japanese oral contraceptive market. In the next years we expect to introduce Mirena®. It is our aim to attain market leadership in female healthcare. In X-ray and MRI, we seek to remain a market leader. We will introduce further indications in MRI. In therapeutics, we created a new market through the launch of Betaferon® for the treatment of multiple sclerosis (MS). We are also establishing a position in hematological oncology with Fludara® and strive to gain a strong position in solid tumors.

Grow the dermatology business

We continue to grow our dermatology business by expanding our portfolio in the core segments eczema, acne and psoriasis. We intend to achieve a substantial improvement in our share of the world market with products both from our internal research and development efforts and from the innovative technologies we acquire. We intensified our research, development and commercialization efforts with a particular focus on the United States dermatology market. In 2003, we established a dermatologic research center within one of the world‘s leading research areas of biotechnology – the Bay Area of San Francisco. This site in the United States is our second dermatology research location in addition to our research center in Berlin, Germany.

Long term growth through internal discovery and collaboration efforts

The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions. We invest approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts presently being carried out by over 4,500 employees at nine research and development centers with a network of collaboration arrangements.

One of our strategic objectives in research and development is to build a strong and competitive global position in oncology, where we are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research, development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti-angiogenesis, gene discovery and new tumor markers. To respond to the challenges of modern drug discovery such as effective research informatics and a growing pressure to deliver drug candidates in the development pipeline, we are globalizing discovery and making better use of organizational synergies. This will provide us with our own proprietary drugs, enabling us to position these products in a meaningful way in line with our regional and business area strategies. To operationalize these goals, we have integrated our worldwide research activities into a Corporate Research business area. This business area ensures the effective utilization of state-of-the-art technology platforms thereby contributing to an efficient and high-quality drug discovery process. Research informatics have been given particular emphasis as a strategically important capability for drug discovery.

There can be no assurance that we will be successful in implementing our strategy or achieving some or all of our strategic objectives.

Competitive Strengths

We believe that our competitive strengths include the following:

  Focused product portfolio and research and development efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in fertility control, multiple sclerosis, and in-vivo diagnostics and aim at leadership in hormone therapy and hematological oncology. We believe that this specialization results in a more efficient utilization of our resources dedicated to research and development. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  Strong position in female healthcare. A commitment to female healthcare is one of our traditional strengths. Our female healthcare business, which is concentrated in the areas of hormonal contraception, hormone therapy and gynecological therapy, is designed to meet the lifetime needs of women. We are presently one of the remaining major global players in this area.

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

History

We have been engaged in the pharmaceuticals business for over 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E. Schering)". During the course and in the aftermath of World War II, substantially all of Schering AG's subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in World War II, the United States government confiscated the assets of German companies in the United States, including Schering AG's subsidiary Schering Corporation. This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering-Plough Corporation have been totally independent of each other for many years, and have an agreement relating to the use of the word "Schering". See "-Patents and Other Intellectual Property" for a description of this agreement. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

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

  in our Gynecology&Andrology business area, our 1996 acquisitions of Leiras Oy (merged in our finnish subsidiary Schering Oy as of March 2003) and a majority share of Jenapharm GmbH & Co. KG, which became a wholly-owned subsidiary in 2001.

  in the area of Specialized Therapeutics, our acquisition in March 2000 of the Japanese company Mitsui Pharmaceuticals, Inc. (merged in our Japanese subsidiary Nihon Schering K.K. as of January 1, 2001) and our acquisition in July 2002 of Collateral Therapeutics, Inc. as well as the acquisition of the rights in Leukine® from Immunex Corporation.

  in our Diagnostics&Radiopharmaceuticals business area, our acquisition in 1995 of Medrad, Inc., our acquisitions in November 1999 of Diatide, Inc. (merged in our U.S.-subsidiary Berlex Laboratories, Inc. as of February 1, 2001), in April 2000/December 2001 of CIS bio international S.A. and in July 2002 of MAP Medical Technologies Oy.

For a description of certain of our more significant licensing and collaboration relationships, see "-Products" and "-Research and Development-Collaboration Efforts".

PRODUCTS

Our product portfolio is comprised of products from our core business areas of Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology. For a discussion of certain products and processes which we are currently developing, see "-Research and Development".

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

Gynecology&Andrology

The following table sets forth selected Gynecology&Andrology products presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication	2003	2002
			(€million)
Yasmin®	Drospirenone/ethinylestradiol	Combined oral contraceptive	290	152
Diane®	Cyproterone acetate/ ethinylestradiol	Androgen dependent disorders in women (including acne, seborrhea, hirsutism)	202	226
Mirena®	Levonorgestrel	Intrauterine hormonal contraceptive	164	137
Microgynon®/Levlen®	Levonorgestrel/ ethinylestradiol	Combined oral contraceptive	122	130
Meliane®	Gestodene/low dose ethinylestradiol	Combined oral contraceptive	119	127
Femovan®	Gestodene/ethinylestradiol	Combined oral contraceptive	84	97
Climara®	Estradiol	Hormone therapy (patch)	69	92
Triquilar®/ Tri-Levlen®	Low-dose levonorgestrel/ethinylestradiol	Combined oral contraceptive (triphasic)	61	75
Valette®	Low-dose dienogest	Monophasic oral contraceptive	47	40
Miranova®/ Levlite®	Low-dose levonorgestrel/low-dose ethinylestradiol	Combined oral contraceptive	31	45
Climen®	Estradiol valerate/cyproterone acetate	Hormone therapy (oral)	27	36

Our comprehensive female healthcare program develops preparations in the areas of fertility control, hormone therapy and gynecological therapy.

In our male healthcare program, we are engaging in the research and development of products for male fertility control, age-related diseases and sexual disorders. Products for the treatment of hypogonadism (suppressed function of the testes with reduced testosterone production) are part of the Group's range of healthcare products for men.

Fertility control

Over the past four decades, we have continuously improved the tolerability and safety of oral contraceptives by reducing the hormone dosage and developing new gestagens and treatment regimen. Today, we are marketing a variety of hormonal contraceptives in order to meet the various needs of women. The Group's fertility control products are comprised of oral contraceptives and a number of alternatives to oral contraception, including intrauterine hormone delivery systems, hormonal injections and contraceptive implants.

Oral contraceptives

In general, oral contraceptives can be divided according to their composition into combined preparations and gestagen-only preparations (minipills).

Combined oral contraceptives contain an estrogen component, usually ethinylestradiol, and a gestagen component. Over the years, the estrogen content has been gradually reduced. The standard dose today is 0.03 mg ethinylestradiol per day. With Miranova® and Meliane®, Schering AG offers oral contraceptives with an ethinylestradiol dose as low as 0.02 mg per day. Schering AG's contraceptive Mirelle® contains only 0.015 mg ethinylestradiol.

The dose of individual gestagens in oral contraceptives has also been reduced over time. More importantly, new gestagens with higher potency and more favorable pharmacological properties have been discovered and developed. Schering AG's new gestagens dienogest and drospirenone have not only a contraceptive effect but provide additional therapeutic benefits.The minipill (gestagen only pill) is an alternative for women with estrogen intolerance who want to have the advantages of oral contraception. Combined oral contraceptives generally can be subdivided into monophasic, biphasic and triphasic preparations. Monophasic preparations contain a dosage of an estrogen and a gestagen which is the same over the whole treatment cycle. In biphasic preparations, the daily dose of gestagen is increased in the second half of the cycle of use, while the estrogen dose remains constant over the entire cycle of use. Triphasics contain graduated daily dose levels of hormones in order to mimic the variable hormone production of the physiological cycle while keeping the total dosage of exogenous steroids as low as possible.

Our portfolio of oral contraceptives includes:

  Yasmin®. Yasmin® is an oral contraceptive with the innovative gestagen drospirenone. High contraceptive reliability and excellent cycle control are basic clinical features of this preparation. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Yasmin® could be particularly suitable for women susceptible to estrogen-related water retention. Clinical studies have shown that Yasmin® can improve the general well-being of women and has positive effects on symptoms of premenstrual syndrome (PMS). Due to drospirenone's anti-androgenetic properties, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin® has been shown to be well-tolerated, with a low incidence of adverse events. In 2001, Yasmin® was launched in the United States as well as in a number of European countries. At the end of 2003, Yasmin® was marketed in more than 40 countries worldwide.

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

  Valette®. Valette® is a low-dose monophasic oral contraceptive containing dienogest. Valette® demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The anti-androgenic activity of dienogest has beneficial effects on acne and seborrhea. Valette® was first launched in Germany in 1995. Today, Valette® is available in many European countries. Further launches throughout Europe are expected within the next few years.

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

Non-oral contraceptives

Mirena®, an intrauterine gestagen-containing delivery system, is a non-oral alternative in family planning, and one of our fastest growing products as measured by net sales. Mirena® combines the advantages of local hormonal and intrauterine contraception. Mirena® is inserted into the uterus, where it releases low doses of levonorgestrel for a period of five years. Due to its anti-proliferative effect on the endometrium, Mirena® also leads to a significant reduction in both the amount and duration of menstrual bleeding. Therefore, Mirena® is increasingly recognized as the therapy of choice in cases of abnormally heavy and prolonged menstruation. Mirena® was first launched in Europe in 1990. It is also available in Asia and Latin America. Mirena® was launched in the United States in 2001.

Hormonal contraception can also be achieved using intra-muscular injections, which ensure a long-lasting effect. Our injectable contraceptive Norigynon® (Mesigyna®) contains an estrogen and gestagen derivative and is injected once a month, while Noristerat® relies on a gestagen-only effect and is administered once every three months.

We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone for 5 years.

Hormone therapy in menopausal women

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

Preparations consist of either estrogen alone for hysterectomized women, or an estrogen-gestagen-combination for those with intact uteri. The hormone combination can be used as a sequential or a continuous method. In the sequential regimen, which is the method mainly used during pre- and perimenopause, the gestagen is added to the estrogen only in the second half of the cycle. The advantage of the sequential method is that the gestagen counteracts growth of the uterine lining that may result from estrogen use and stabilizes the unwanted irregular cycles in pre-menopause and post-menopause. The cyclical use of a gestagen leads to withdrawal of bleeding.

In continuous combined regimen, which is used for postmenopausal women, both the estrogen component and the gestagen are administered simultaneously over the entire period of use. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The goal of continuous combined regimen for postmenopausal women is to relieve climacteric symptoms, such as hot flashes and to address other age- and hormone-related disorders, such as osteoporosis.

We believe that net sales in this business field were adversely affected by the controversial scientific discussion about the benefits and risks of hormone therapy. However, we remain committed to this business field because of the undisputable medical need for hormone therapy in menopausal women.

Our portfolio of hormone therapy products offers therapy for the needs of women in all phases of the climacterium.

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

  Climara Pro™. As an alternative to oral continuous combined therapy, Climara Pro™ is a combination patch with estradiol and levonorgestrel. This patch only needs to be renewed once a week and is intended for the treatment of menopausal symptoms. The product was approved in the United States in November 2003.

  Climodien®. Climodien® contains estradiol valerate combined with dienogest in a continuously combined regimen for oral treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. Containing an antiandrogenic gestagen, Climodien® has an excellent profile with regard to relief of menopausal symptoms. Climodien® was first launched in Germany in 2001. It was launched in several of European countries, including France, Spain, Portugal, Belgium, Netherlands, Luxembourg and Russia. A variation of Climodien® with a lower estrogen dose is being developed. The two preparations will provide women with an option of individualized estrogen doses according to the women's needs without changing the gestagen component. The lower-dose Climodien® was submitted in Europe in 2003.

  Avaden®. Avaden® is our new oral gestodene-containing sequentially combined product. Two dosage strengths are provided in the estrogen treatment, thus allowing adjustment according to individual needs (Avaden® 1 and Avaden® 2). Avaden® is effective in the treatment of climacteric symptoms and osteoporosis prevention. Avaden® induces a favorable bleeding pattern with predictable and regular cyclical withdrawal bleeding. Avaden® was launched in 2003 in France. Further launches, especially in Europe and Latin America, are planned for 2004.

  Angeliq®. Angeliq® is a continuous combined oral preparation, containing estradiol and drospirenone, a unique gestagen component. The gestagen drospirenone has an anti-aldosterone activity, which provides benefits, avoiding fluid retention and subsequent weight increase. Angeliq® has shown to be effective in the treatment of climacteric symptoms and the prevention of osteoporosis. Furthermore, most recent clinical data have shown positive effects of Angeliq® on blood pressure in mildly hypertensive women. The product received marketing authorization in the Netherlands in December 2002, and has been on the market since September 2003. Based on the approval in the Netherlands, which is the European Reference Member State for the Mutual Recognition Procedure, marketing authorization of Angeliq® in the EU was granted in July 2003. The product has also been submitted for registration in the United States. Although the approval of the product was initially refused in the U.S., we are currently undertaking all the necessary measures to ensure that approval will be granted.

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

Male healthcare

Our male healthcare program includes products for the treatment of male hypogonadism (testosterone deficiency):

  Testoviron®-Depot 250. Testoviron®-Depot 250 contains testosterone enanthate (TE) in an oily formulation for injection every two to four weeks for the treatment of hypogonadism (underfunction of the testes with reduced testosterone production). TE is a testosterone ester which after injection is quickly broken down to release the active ingredient testosterone.

  Proviron®. Proviron® is an orally active androgen containing mesterolone with good liver tolerance for the treatment of hypogonadism.

  Testogel®. Testogel® is a transdermal gel formulation containing native testosterone for daily application. In 2003, we launched Testogel® in the majority of European countries including Germany, Austria, Finland, United Kingdom and Portugal. The rollout process will continue in 2004. Testogel® was licensed from Besins International in 2002 for the markets of the European Union (excluding France), Switzerland, Australia,Turkey and New Zealand.

  Nebido™ (testosterone undecanoate). In November 2003, we received a registration in Finland for Nebido™, the first long-acting testosterone injection. It has two major advantages compared to previously available preparations. Firstly, the release pattern is well controlled so that the blood concentrations will stay within the desired physiological range. Secondly, the duration of action could be extended considerably. Nebido™ needs to be injected only four times per year instead of approximately 20 injections of testosterone enanthate, the current standard therapy. We intend to obtain registration for Nebido™ in other European countries. Nebido™ will be launched in Europe in the second half of 2004.

We have also developed cyproterone acetate (Androcur®) – the first anti-androgen for the treatment of inoperable prostatic carcinoma.

Specialized Therapeutics

The following table sets forth selected therapeutic products presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication	2003	2002
			(€million)
Betaferon®/Betaseron®	Interferon b-1b	Multiple sclerosis (for relapsing-remitting and secondary progressive forms in Europe, Australia and Canada; for relapsing forms of MS in the U.S.)	770	783
Fludara®	Fludarabine phosphate	Chronic lymphocytic leukemia	140	149
Androcur®	Cyproterone acetate	Prostate cancer	93	95
Leukine®	Sargramostim	Hematological oncology	64	33
Campath®/ MabCampath®	Alemtuzumab	Chronic lymphocytic leukemia	63	46
Ilomedin®	Iloprost	Peripheral Arterial Occlusive Disease (PAOD) stages III/IV	47	47
Noctamid®	Lormetazepam	Sleep disturbances	44	47
Ventavis®	Iloprost	Primary pulmonary hypertension	*	–
* Product launched in 2003

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

  Betaferon® (interferon ß-1b). Betaferon® (which is marketed in the United States and Canada under the trademark Betaseron®) has been the Group's leading product in terms of net sales for the past five years. Betaferon® was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing remitting MS in the United States in 1993, in Europe in 1996 and was approved in Japan in September 2000. Betaferon® is also marketed in all major Latin American markets. Betaferon® was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999. In 2003 the FDA expanded Betaferon’s indication for the United States to treat all relapsing forms of MS to reduce the frequency of clinical exacerbations. Relapsing forms of MS include relapsing-remitting MS, the most common form and secondary progressive MS with relapses. A new room-temperature stable formulation of Betaferon® was approved in the United States in January 2002 and was launched in May 2002. In Europe the authorities have approved the room-temperature stable storage of Betaferon® by the patient for a period of up to three months. The room-temperature stable formulation of Betaferon® provides a convenient option for MS patients. A new pre-filled diluent syringe has been launched in Europe and Japan in 2003 and has been launched in the United States in 2004. This latest innovation further improves the convenience for patients using Betaferon®. Betaferon® is manufactured for the markets in North America, Japan and certain other countries by Chiron Corporation. In Europe, Betaferon® is manufactured by Boehringer Ingelheim.

  Noctamid® (lormetazepam). Noctamid® is a short-acting benzodiazepine which has been developed and marketed for the treatment of sleep disorders.

Cardiovascular system

Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes Ilomedin® and Ventavis®.

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

  Ventavis® (iloprost). Ventavis® contains iloprost as the active ingredient and is an inhalation treatment for patients with primary pulmonary hypertenstion, a disease with a high need for an acute and effective treatment. Ventavis® is the only prostacyclin product that targets the pulmonary vessels more directly by inhalation. Ventavis® has been approved by the European Commission in 2003 and is marketed in Europe. We have entered into an agreement with CoTherix, Inc for the U.S. development and marketing of the product.

Oncology

We presently market five therapeutic products in the area of oncology: Androcur®, Leukine®, Fludara®, Bonefos® and Campath®/MabCampath®. In addition, we have recently obtained rights to a number of promising products and processes in the area of oncology, as discussed under "Research and Development-Specialized Therapeutics".

  Androcur® (cyproterone acetate). Androcur® is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur® reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. The drug combines gestagenic and anti-androgenic activities.

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant based on a granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine® is the only CSF indicated for use following induction chemotherapy in older adults with acute myelogenous leukemia to shorten time to neutrophil recovery and reduce the incidence of severe and life-threatening infections as well as infections resulting in death. Additional indications include the use of Leukine® in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and in bone marrow transplantation or engraftment delay. Leukine® was first approved in 1991.

  Fludara® (fludarabine phosphate). Fludara® is currently marketed in the field of hematological oncology. Fludara®, which was launched in the United States in 1991 and in Europe in 1994, is also marketed in all major Latin American markets and in Japan. It is a purine analogue acting as an anti-metabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara® has been established as a standard treatment for this group of patients. The drug is approved as second and third-line monotherapy for CLL and was approved for first-line therapy in 2003. An oral formulation of Fludara® has been approved in all of Europe except Germany, Belgium and Portugal. It is also approved in 16 additional countries including Canada and Australia. Patent protection for Fludara® in the United States expired in 2003, and we expect a decrease in sales due to competition from generic products.

  Bonefos® (clodronate). Bonefos® is a second generation bisphosphonate for the treatment of hypercalcemia and osteolysis due to malignancies. The product is available as an intravenous or an oral formulation. We market Bonefos® in several countries in Europe, the Middle East and Asia. We plan to file for approval in the U.S. during 2004 for the prevention of bone metastisis indication in early stage breast cancer.

  Campath®/MabCampath®(alemtuzumab). Campath® is the first and only monoclonal antibody approved for treatment of chronic lymphocytic leukemia (B-CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara® treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and failed Fludara® therapy. Campath® has been launched in the United States and Europe (trademark in Europe: MabCampath®). In June 2003, the European Committee for Proprietary Medicinal Products (CPMP) has granted a positive opinion on the addition of survival data to the label for the drug. After recently acquiring the rights for Japan, China and the Asian-Pacific Basin we now have worldwide marketing rights to Campath® under a distribution and development agreement with ILEX Oncology, Inc. As a line extension, a clinical phase III study in first-line CLL is ongoing.

  Zevalin®. In addition to our Fludara® line extensions and Campath® within the field of hematological oncology, our primary development efforts in the field of hematological oncology is Zevalin®. Zevalin® is an yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma (NHL). The mechanism of action is ß-radiation by yttrium-90, which is linked to the antibody. The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin® therapy, peripheral B-cells need to be cleared by a low dose of rituximab (produced by Genentech/La Roche). Zevalin® shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies and also for patients refractory to rituximab. In February 2002, the FDA has approved Zevalin® for follicular, B-cell low-grade NHL patients no longer responding to rituximab. In January 2004, we received approval to launch Zevalin® in the EU. It is the first radioimmunotherapy approved in the United States and Europe. The Group has worldwide rights to Zevalin®, excluding the United States.

Diagnostics&Radiopharmaceuticals

The following table sets forth selected products from our Diagnostics&Radiopharmaceuticals business area presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication/description	2003	2002
			(€million)
Magnevist®	Gadopentetate dimeglumine	MRI contrast medium	300	322
Iopamiron®	Iopamidol	X-ray contrast medium	263	299
Ultravist®	Iopromide	X-ray contrast medium	236	241

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

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our U.S. subsidiary Medrad, Inc. We acquired Medrad in 1995 to enhance and strengthen the Group's expertise and capabilities with regard to contrast media application and other imaging related technologies. Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed tomography (CT), angiography and MRI.

X-ray contrast media

  Iopamiron® (iopamidol). Iopamiron® is an extracellular non-ionic monomeric X-ray contrast medium primarily for intravascular use. We distribute Iopamiron® in Japan, France and Latin America under a license from Bracco S.p.A.

  Ultravist® (iopromide). Ultravist® is an extracellular non-ionic monomeric X-ray contrast medium for intravascular use.

MRI contrast media

  Magnevist® (gadopentetate dimeglumine). Magnevist® is an extracellular MRI contrast agent for cranial, spinal and body applications for patients of all age groups. The product was the first MRI contrast agent marketed.

  Gadovist® 1.0 (gadobutrol). Gadovist® 1.0 is an extracellular MRI contrast agent. In November 2003, Gadovist® 1.0 was approved in Europe in the indication magnetic resonance angiography. Gadovist® 1.0 is also being developed for body indications and is currently in phase III clinical studies. Gadovist® 1.0 is particularly suited for such applications as perfusion imaging and high-dose studies.

  Resovist® (ferucarbotran). Resovist® is an MRI contrast agent for liver-specific imaging being developed for the improved detection and characterization of hepatic tumors.

Radiopharmaceuticals for nuclear medicine

  Quadramet® (Sm-153 Lexidronam injection). Quadramet® is a therapeutic agent for the relief of bone pain in patients with metastatic bone lesions that image on conventional bone scan. Quadramet® consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EDTMP, which targets the drug to sites of new bone formation. We market the product in Europe and are pursuing clinical development in Japan. As a result of the revision of our radiopharmaceutical strategy, we returned the U.S. marketing rights for Quadramet® to Cytogen Inc. in the summer of 2003.

  Flucis® (fludeoxyglucose). Flucis® is a diagnostic agent for the expanding market segment of positron emission tomography (PET). It shows increased glucose consumption in the body and is used in a very broad spectrum of diagnostic processes such as diagnosis, staging, monitoring and the detection of recurrences of several oncologic indications including head and neck cancer, lung cancer and malignant lymphomas.

Dermatology

The following table sets forth selected dermatology products marketed by the Group.

Product	Active ingredient(s)	Indication	Net sales
			2003	2002
			(€million)
Advantan®	Methylprednisolone aceponate	Eczema	35	35
Nerisona®/ Nerisona® C/ Tri-Nerisona®	Diflucortolone valerate/diflucortolone valerate, chlorquinaldol/diflucortolone valerate, isoconazole nitrate, neomycin sulfate	Corticoid responsive dermatoses	31	35
Travogen®/ Travocort®	Isoconazole nitrate/difluocortolone valerate	Superficial dermatomycoses	30	31
Skinoren®/ Finevin®/ Finacea™	Acelaic acid cream/Acelaic acid gel	Mild to moderate acne/Rosacea	20	20
Neriproct®	Diflucortolone valerate, lidocain	Hemorrhoids	16	20

The Group has been engaged in the area of Dermatology since we pioneered modern dermatological therapies with topical corticoids in the early 1950s. We are currently active in several of the most important dermatological indication fields, including eczema, acne, psoriasis, mycoses, rosacea and hemorrhoids.

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

  Skinoren® (azelaic acid cream). Skinoren® is used to treat mild to moderate inflammatory acne vulgaris. Skinoren® was launched in Europe in 1989 and in Latin America in 1995. We used to co-market this product in the United States as Finevin™ Cream. While we ceased marketing Finevin®, Allergan Inc. continues to market the product under the tradename Azelex®.

  Neriproct® (diflucortolone valerate, lidocain). Neriproct® is used to treat hemorrhoids and is distributed in Japan.

  Finacea™ (azelaic acid gel). Finacea™ is a treatment for rosacea, a common skin disease that causes redness and inflamed pustules on the face. Rosacea represents an underserved market with currently limited therapy options. In the United States it was approved for the treatment of rosacea and was launched in March 2003 in a co-promotion arrangement with Allergan Inc. In December 2003, Finacea™ received marketing approval for 15 European countries.

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

Through Corporate Research Business Areas, we advance the global responsibilities in our worldwide research organization with the aim of linking knowledge, abilities and the promotion of innovation all over the world. These functional units ensure that pharmaceutical research optimizes synergies between the scientific disciplines and technologies involved to enhance the discovery of drug development candidates. Additionally, we have Research Centers in Europe, the United States and Japan. These centers provide for state-of-the-art drug discovery technologies for our four research business areas.

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

The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner	Objective
Asahi Kasei Corporation	Treatment of chronic stable angina pectoris
Astex Technology, Ltd.	Discovery of novel drugs principally focusing on drugs targeting solid tumors
Atugen AG	Genomics-antisense technology for target validation
Chiron Corporation	Dosage and application of beta interferon
EPIX Medical, Inc.	MRI contrast media
Biogen Idec, Inc.	Radioimmunotherapy in hematological oncology (radiolabeled mAB)
ILEX Oncology, Inc.	Immunotherapy in hematological oncology (mAB)
INCYTE Pharmaceuticals, Inc.	Genomics-access to EST/gene database
Medarex Inc.	Fully human monoclonal antibody technology
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
3M Company	Hormone therapy patches for menopausal women
Neurosciences Victoria Ltd.	Treatment of neurodegenerative disorders
Novartis International AG	Joint development of angiogenesis inhibitors (therapy of solid tumors)
Peregrine Pharmaceuticals, Inc.	Selective cancer diagnostics (vascular targeting agents)
Philogen S.r.l.	Diagnosis and therapy of solid tumors
The Population Council	Synthetic androgen for treatment of hypogonadism
TAP Pharmaceuticals Inc.	Asoprisnil for the treatment of fibroids
Titan Pharmaceuticals, Inc.	Development of injectable cells producing dopamine for treatment of Parkinson's
University of Virginia	Identification of a new target for male contraception
Vertex Pharmaceutical (Europe) Ltd.	Development of small molecules for the treatment of neurodegenerative diseases

Research and development efforts

Expenditures on research and development decreased by 2% to €924m in 2003 from €947m in 2002. In 2002 expenditures on research and development increased by 10% to €947m compared to €864m in 2001.

In 2003, €774m (84%) of our R&D expenses can be attributed to specific projects, and can be divided by Business Area as follows: Gynecology&Andrology 21%; Specialized Therapeutics 46%; Diagnostics&Radiopharmaceuticals 17%; Dermatology 6%. R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management and indirect costs incurred in order to comply with regulations for registration. The following table sets forth, by business area, the research and development expense allocable to projects for fiscal years 2003, 2002 and 2001:

Research and development expense allocable to projects by Business Area:	2003	2002	2001
	(€million)
Gynecology&Andrology	162	175	172
Specialized Therapeutics	354	327	283
Diagnostics&Radiopharmaceuticals	134	137	121
Dermatology	48	57	36
Other research projects	76	59	40
Total	774	755	652

Gynecology&Andrology

We are a pioneer in providing healthcare solutions for women and men and our products seek to meet the highest standards of efficacy, reliability and safety. In female healthcare, we have set highest quality standards with preparations for fertility control, hormone therapy and gynecological therapy. In fertility control, our research and development efforts are aimed to identify new modes of contraception (hormonal and non-hormonal), to reduce hormone dosages further, to improve tolerability, to develop new methods for application and to offer additional therapeutic benefits. For hormone therapy, we are developing products for the treatment of climacteric complaints and for the prevention and treatment of osteoporosis with a panel of treatment regimen and a variety of choices regarding the active ingredients and the form of application (such as oral form, intrauterine systems and patches). In gynecological therapy (hormone therapy), we are developing new treatment options for endometriosis and uterine fibroids. We are also pursuing an andrological research program to identify approaches for male fertility control and to address age-related hormonal imbalances and corresponding disease processes in males.

The following table lists the principal products from the Gynecology&Andrology business area currently under development by the Group, their composition and current development status:

Product/project	Composition	Status
Oral contraceptives
E2/DNG pill	Estradiolvalerate/dienogest	Phase III
Lower dose version of Yasmin®	Ethinylestradiol/drospirenone	U.S.: submitted
Non-oral contraceptives
FC patch	Gestodene/ethinylestradiol	Phase III
Hormone therapy in menopausal women
Climodien® 1/2	Estradiolvalerate/dienogest	EU: submitted
Menostar®	Estradiol transdermal delivery system (patch)	U.S. and EU: submitted
Menopausal levonorgestrel intrauterine system	Levonorgestrel intrauterine system (IUS)	Phase III
Gynecological therapy
Endometrion®	Therapy of endometriosis Dienogest (oral)	Phase III
Oxybutynin releasing vaginal ring	Urge incontinence	Phase II
Asoprisnil	Treatment of fibroids	Phase III
Male healthcare
Male fertility control	Gestagen/androgen	Phase II

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Oral contraceptives

  E2/DNG Pill. The E2/DNG pill will be the first oral contraceptive specifically designed for contraception in the late reproductive years and to introduce natural estrogen (estradiol) in oral contraception. Application of the physiological estradiol (E2) instead of ethinylestradiol (EE) is an innovative approach. E2 will be combined with dienogest (DNG) in a patent protected regimen. Good cycle control is expected, which is a novelty in an oral contraceptive containing estradiol and attributed to the endometrial effect of DNG. Use of this product in the later reproductive age is expected to have benefits beyond contraceptive protection. A potential additional benefit is the effect on Dysfunctional Uterine Bleeding (DUB). DUB is defined as excessive, frequent and irregular menstruation. It is a bleeding due to hormonal disturbances and highly frequent in the age group 35 – 50 years. Based on the etiology of this condition and the pharmacological profile of the EV/DNG tablet, it is expected that this preparation might be a suitable treatment option. This product is currently undergoing phase III studies.

  Lower dose version of Yasmin®. The lower dose version of Yasmin®, containing the same dose of drospirenone but only 0.02 mg of ethinylestradiol, was submitted for registration in the U.S. in 2003 and will be submitted in 2004 in Europe. Further studies are ongoing in order to prove additional benefits of the lower dose version of Yasmin® such as a positive effect on acne and premenstrual dysphoric disorder (PMDD).

Non-oral contraceptives

  Patch for Fertility Control (FC Patch). The innovative FC Patch offers Schering AG the essential entrance into the sub-segment of patches within the fertility control market. This monophasic combined transdermal patch has a daily release rate of 17 µg ethinyl-estradiol and 50 µg gestoden. It will be renewed once a week, i. e. three patches (for 21 days) and one week off. The transdermal route of hormone administration will result in improved tolerability. Due to the excellent cosmetic appearance (small transparent matrix patch) and the convenience and user-friendliness ("no missed pills", once-a-week application), high compliance is anticipated. The product is in clinical study phase III.

Hormone therapy in menopausal women

  Climodien® 1/2. Climodien® 1/2 is the low dose variation of Climodien®, which is already on the market. It contains 1 mg estradiol valerate combined with 2 mg dienogest in a continuous combined regimen for the treatment of climacteric symptoms in the postmenopause. This lower dose preparation provides the prescribers with the option to titrate estrogen doses according to the women's individual needs without changing the gestagen component. Similar to Climodien®, Climodien® 1/2 provides excellent relief of menopausal symptoms and induces amenorrhoe reliably.

  Menostar®. Menostar® (which was formerly known as Climarelle™) is an ultra-low dose patch with an estradiol delivery rate of 12.5 µg/day. The size of the patch is only 3.25 cm2 and the product has an excellent cosmetic appearance. The patch is indicated for osteoporosis prevention, particularly for women in the late postmenopausal stage of the climacterium. No endometrial stimulation is expected and no gestagens will need to be given. Menostar® was submitted for registration both in the U.S. and Europe in 2003. We plan to develop an oral form of Menostar® as well.

  Menopausal levonogestrel intrauterine system. We are developing an intrauterine system (IUS) for women in the climacteric. The technology of the IUS has been used successfully for contraception for some years with the product Mirena® and also to protect the endometrium of women in the perimenopause who are receiving estrogen therapy. Women in the postmenopause no longer require contraception. For these women, a smaller version of the IUS is being developed as the uterus shrinks considerably after menopause. The smaller IUS also releases levonorgestrel. If a woman in the postmenopause is on estrogen therapy, this IUS prevents excessive growth of the uterine lining. The project is currently in clinical phase III.

Gynecological therapy

  Endometrion®. Endometrion® is a product specifically targeted for convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a gestagen with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as effective as GnRH-agonists but with a lower incidence of gestagen deficiency-related side effects. Endometrion submission was withdrawn by Schering to include new supportive clinical data available for refiling in 2005. Endometrion® is in clinical Phase III.

  Asoprisnil. Asoprisnil is a progesterone receptor modulator. This new substance class is in clinical development for the treatment of uterine fibroids, i.e. benign tumors of the uterine muscle. This common disease in women is associated with symptoms that can seriously impair the quality of life. Women can suffer from painful, heavy and prolonged menstrual periods. Fibroids can lead to pressure-related symptoms in the uro-genital tract and are also known to cause pelvic pain that is not related to the menstrual cycle. Asoprisnil is being investigated in the regulation of dysfunctional bleeding associated with fibroids. Preliminary results suggest that asoprisnil could also reduce tumor size. Clinical trials to demonstrate that this therapy can also postpone or even eliminate the need for surgery are ongoing. Asoprisnil has the potential to become the first long-term oral medication for the treatment of fibroids. The project is currently in clinical phase III.

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

The project to develop a vaccine against cervical cancer was discontinued. The project was caried out in cooperation with the company MediGene. The data obtained from a clinical phase I/II trial demonstrated very good tolerability and indicated efficacy. However, the results did not fulfill the high efficacy criteria (efficacy in 90% of the patients) predefined for the continuation of the project.

Male healthcare

  Male fertility control. For years, our research has been looking for approaches to hormonal and non-hormonal contraception for men. The most advanced project is male hormonal fertility control. In November 2002, we signed a co-development agreement with Organon. In 2003, the design of a clinical trial was defined. The trial medication and modes of administration are based on results from earlier studies showing that sperm concentrations can be suppressed to contraceptive levels by the gestagen etonogestrel. In the trial, the gestagen, developed by Organon, is given in implant form. As this hormone inhibits the body’s testosterone production, the test persons are injected with a long-acting testosterone undecanoate developed by Schering, which maintains testosterone levels in the blood within the normal range. The phase II study started in 2004.

We are currently also pursuing additional non-hormonal possibilities of male fertility control in early basic research.

Specialized Therapeutics

Our current research and development efforts in Specialized Therapeutics are focused on the central nervous system, cardiovascular diseases and oncology.

The following table lists the principal products from the Specialized Therapeutics business area currently under development by the Group, their composition and current development status:

Product/project	Indication/description	Status
Central nervous system
Mesopram™	Oral treatment of multiple sclerosis	Phase II
CCR-1 antagonist	Oral treatment of multiple sclerosis	Phase II
Spheramine	Advanced stages of Parkinson’s disease	Phase II
Cardiovascular system
AGT-MI	Stable angina pectoris	Phase II/III (enrollment stopped)
Fasudil oral	Chronic stable angina pectoris	Phase II
Betaferon®	Viral cardiomyopathy	Phase II
Oncology
MS-209	Breast and lung cancer	Phase III
PTK/ZK	Colon cancer and various solid tumors	Phase III
Leukine®	Crohn’s disease	Phase III

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

  CCR-1 antagonist. The CCR-1 antagonist is investigated as an oral therapy in phase II for the treatment of multiple sclerosis. It may suppress the formation of inflammatory lesions by stopping the recruitment of pro-inflammatory cells into the CNS tissue.

  Spheramine. In cooperation with Titan Pharmaceuticals, we are developing Spheramine in phase II for the treatment of patients with advanced Parkinson’s disease. Spheramine represents an innovative cell therapy consisting of retinal pigment epithelial cells that are administered via surgical injection into the brain. It is designed to deliver dopamine to the regions of the brain affected by Parkinson’s disease.

The development of NS-7 (Na/Ca channel blocker) has been discontinued because other priorities required a shift in resources.

Cardiovascular system

  AGT-MI. AGT-MI is an angiogenic gene therapy. AGT-MI relieves the symptoms of myocardial ischema in patients who are not good candidates for percutaneous coronary intervention (PCI) or coronary artery bypass grafting (CABG). It promotes the heart’s natural ability to grow collateral vessels, thereby increasing exercise capacity and reducing pain. In January of 2004, we stopped enrollment in phase IIb/III clinical studies. The analysis of interim data on one of the studies led to the conclusion that the studies, as currently designed, would not provide sufficient evidence of efficacy to warrant continued enrollment. No evidence of safety concerns were found. We will continue to examine the potential of this technology.

  Betaferon® in viral cardiomyopathy. Acute viral infection of the myocardium may turn into chronic viral infection, leading to progressive myocardial damage and is considered to be an essential cause for the development of cardiomyopathy. Betaferon® is investigated in a phase II study in patients with chronic viral cardiomyopathy with the aim to show improvement of the patients' clinical condition and to achieve a significant or complete reduction of virus load from the myocardium.

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

Oncology

  MS-209. Our multidrug resistant modulator is currently in phase III clinical trials in Japan and in phase II clinical trials in the United States and Europe. It is under development for patients with breast and non-small cell lung cancer.

  PTK/ZK. PTK/ZK is a novel oral angiogenesis inhibitor that potently inhibits vascular endothelial growth factor (VEGF) receptor tyrosine kinases, important enzymes in the formation of new blood vessels that contribute to tumor growth and metastasis. It has the potential to be the first orally active angiogenesis inhibitor to be used long-term in combination with standard chemotherapy for the treatment of patients with metastatic colorectal cancer. This product is in phase III of clinical development for the treatment of solid tumors, e.g. colon cancer. We are developing this product in collaboration with Novartis AG and have exclusive distribution and marketing rights in Europe.

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

The following table lists the principal diagnostic and radiopharmaceutical products currently under development, their indications or area of use and current status:

Product	Indication/description	Status
Primovist™	MRI contrast agent/liver imaging	EU: submitted
SHU 555 C	MRI contrast agent/cardiovascular	Phase III
MS-325	MRI contrast agent/cardiovascular	U.S.: submitted
b-CIT (Dopascan™)	Radiopharmaceutical/Parkinson’s disease	EU: submitted
Scintimun® Granulocyte	Radiopharmaceutical/infection imaging	EU: submitted

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  Primovist™ (gadoxetic acid). Primovist™ (formerly known as Eovist®) is an MRI contrast agent for liver-specific imaging being developed for the detection and characterization of hepatic tumors in T1-weighted images.

  SHU 555 C (ferucarbotran). SHU 555 C (formerly known as Supravist®) is an MRI contrast agent which is being developed for diagnosing diseases of the vasculature.

  MS-325. MS-325 is a gadolinium-based magnetic resonance imaging (MRI) blood pool contrast agent optimized for prolonged vascular enhancement. After intravenous injection, MS-325 binds reversibly to human serum albumin in plasma thus providing an extended imaging time window in addition to a higher relaxivity (efficacy) over currently available contrast agents. MS-325 is designed to provide more flexibility and versatility including high resolution scans in the clinical practice of MRA. The product is being developed in cooperation with EPIX Medical Inc. We own the exclusive sales and marketing rights for MS-325 worldwide. In December 2003, the product was submitted for approval in the U.S.

  b-CIT (Dopascan™). b-CIT (Dopascan™) is a radiopharmaceutical, which enables an early and reliable differential diagnosis of Parkinson’s disease versus other diseases with Parkinson-like clinical symptoms. It also supports the right patient management and the assessment of the severity of the disease which will be important for therapy guidance.

  Scintimun® Granulocyte. Scintimun Granulocyte is a radio-labeled antibody for the detection of infections and inflammatory lesions in the body including bone marrow imaging. It supports therapy management decisions e.g. in patients with bone inflammations and fever of unknown origin.

Dermatology

Our current research and development efforts in the Dermatology business area are focused on eczema, psoriasis, acne and mycosis.

Our principal product under development in the Dermatology business area is Tisocalcitate (calcitriol analogue). Tisocalcitate is a proprietary compound which is being developed as an ointment formulation for the treatment of plaque type psoriasis. The product is intended to become our first dermatology product to be marketed worldwide. Phase I studies were successfully completed in 2002. Phase II clinical studies were initiated in early 2003.

In August 2003, we terminated the development of Ascrolimus in order to focus our resources on other dermatology product candidates.

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

Research and development centers

The Group operates nine research and development centers in Europe, the United States and Japan which employ over 4,000 persons. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location	Research and development areas
Berlin, Germany	Diagnostics&Radiopharmaceuticals
Gynecology&Andrology
Specialized Therapeutics (oncology and neuro-degenerative diseases)
Dermatology (inflammatory skin disorders, including eczema and psoriasis)
Jena, Germany	Gynecology&Andrology
Turku, Finland	Gynecology&Andrology (new modes of application)
Saclay, France	Radiopharmaceuticals
Richmond, California	Oncology, Neurology/Immunology (including MS), selected Cardiovascular diseases and Dermatology
Seattle, Washington	Oncology, Crohn’s disease
Indianola, Pennsylvania	Medical devices for diagnostic applications (including vascular injection systems)
Osaka, Japan	Diagnostics (MRI)
Mobara, Japan	Specialized Therapeutics (oncology, cardiovascular and central nervous system diseases)

GROUP ORGANIZATION

Business Areas

Our business areas for Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology coordinate the development of our product portfolio. The business areas generally have the following objectives:

  establish overall portfolio strategy.

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

See Note 33 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 2003, 2002 and 2001. See "Item 5-Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for 2003, 2002 and 2001.

The following table sets forth the net sales for each of the Group's five geographic segments and the Other Activities segment for the three years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales by segment:
Europe Region	2,387	2,357	2,183
United States Region	1,203	1,282	1,113
Japan Region	517	579	663
Latin America/Canada Region	383	430	511
Asia/Middle East Region	199	224	213
Other Activities	139	151	159
Total	4,828	5,023	4,842

Europe Region

Overview

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand and our African export markets (excluding Egypt and Libya). The headquarters of the Europe Region are located in Berlin, Germany. The Group's operations in Europe have been enhanced by a number of key acquisitions in recent years, including Schering Oy (1996), Jenapharm (1996/2001), CIS bio international (2000/2001) and MAP Medical Technologies Oy, which we acquired in July 2002. CIS specializes in the development, production and distribution of radiopharmaceuticals with MAP complementing those activities in the Nordic countries.

The Europe Region accounted for approximately 49% of the Group's net sales in 2003. As of December 31, 2003, the Europe Region employed 8,196 persons. The decrease in personnel compared to 2002 was mainly due to the divestment of Oy Leiras Finland AB, Finland.

The following table sets forth net sales by business area of the Europe Region for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales Europe Region by business area:
Gynecology&Andrology	971	921	845
Specialized Therapeutics	835	843	749
Diagnostics&Radiopharmaceuticals	449	450	442
Dermatology	125	132	135
Other sources	7	11	12
Total	2,387	2,357	2,183

Among the factors that have affected, or may affect, the business of the Europe Region are:

  Healthcare cost containment measures effected by governments, institutions and managed care organizations.

  Intense price competition for diagnostic products.

  Market entry of generic products, particularly in diagnostics and the fertility control and hormone therapy products.

  Exchange rate effects in countries outside the euro territory.

We believe that the key competitive strengths of the European business are our subsidiaries and their sales forces, strong presence and market leadership in strategic product fields, the excellent reputation of the Schering AG brand, and good synergies among the countries in the Europe Region through regional business processes and the exchange of country-specific know-how.

Products

The following table sets forth our top-selling products in 2003 and in 2002 in the Europe Region. These products represented 55% of the total net sales for the Europe Region in 2003 (51% in 2002).

	Net sales 2003 (€million)	Percentage change from 2002	Net sales 2002 (€million)	Percentage change from 2001
1. Betaferon®	402	8	372	14
2. Ultravist®	147	(1)	148	2
3. Diane®	143	(10)	158	6
4. Yasmin®	115	113	54	96
5. Mirena®	108	18	92	14
6. Magnevist®	95	3	92	9
7. Meliane®	91	1	90	15
8. Androcur®	80	2	79	1
9. Microgynon®	64	6	60	4
10. Fludara®	59	16	51	12
Total	1,304		1,196

Marketing and distribution

Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

The following table sets forth the main target groups for the marketing of our products in the Europe Region:

Gynecology&Andrology	gynecologists, general practitioners
Specialized Therapeutics	neurologists, oncologists, hematologists, hospitals, urologists
Diagnostics&Radiopharmaceuticals	radiologists, nuclear physicians, urologists, cardiologists, hospitals
Dermatology	dermatologists, general practitioners

Our products are marketed by 2,297 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the Internet.

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

In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 2003, the location of, and dosage form produced at, our production facilities in the Europe Region.

Dosage Form	Location
Solids	Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Milan, Italy
Liquids/parenterals	Berlin, Germany; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland
(1) Implants, intrauterine systems

For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Restructuring Program".

Capital expenditures

Capital expenditures for the Europe Region were €167m in 2001, €202m in 2002 and €172m in 2003. We spent these expenditures mainly in the areas of production facilities (including the European Production Initiative) and distribution facilities and to modernize information technology. Capital expenditures are expected to total €200m in 2004 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

United States Region

Overview

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex Inc. (in 2003, Berlex Laboratories, Inc., changed its name to Berlex Inc.) as well as injection systems and disposable products through our subsidiary Medrad, Inc. As discussed under "Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

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

Berlex Inc. is located in Wayne and Montville, New Jersey, Richmond, California, Londonderry, New Hampshire as well as Seattle and Bothell, Washington. Berlex is committed to marketing products from the business areas of Diagnostics&Radiopharmaceuticals, Gynecology&Andrology and Specialized Therapeutics to the United States, and has recently established the business area Dermatology.

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

Berlipharm, Inc. Berlipharm, Inc. centralizes various U.S. operations which provide services to Schering AG with respect to aspects of Schering AG’s global business. In particular, Berlipharm currently provides services to Schering AG in the following areas: Specialized Therapeutics, Global Patents and Corporate Business Development. We will merge Berlipharm into Berlex Inc. in 2004.

The United States Region accounted for approximately 25% of the Group's net sales in 2003. As of December 31, 2003, the United States Region has 3,711 employees (including 1,012 sales representatives).

The following table sets forth net sales by business area of the United States Region for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales United States Region by business area:
Gynecology&Andrology	271	252	187
Specialized Therapeutics	500	561	485
Diagnostics&Radiopharmaceuticals	423	460	437
Dermatology	9	9	4
Total	1,203	1,282	1,113

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

  Adverse currency effects.

We believe that the key competitive strengths of the United States business are our know-how in building new markets and high-quality customer service.

Products

During 2003, approximately 77% of our net sales in the United States Region were generated from sales of products from the Specialized Therapeutics and Diagnostics&Radiopharmaceuticals business areas. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of fertility control, hormone therapy, contrast media, specialized therapeutics and dermatology.

The following table sets forth our top-selling pharmaceutical products in 2003 and in 2002 in the United States Region. These products represented 58% of the total net sales for this segment in 2003 (54% in 2002).

	Net sales 2003 (€million)	Percentage change from 2002	Net sales 2002 (€million)	Percentage change from 2001
1. Betaseron®	286	(15)	336	18
2. Yasmin®	152	60	95	454
3. Magnevist®	131	(9)	145	2
4. Leukine®	64	93	33	*
5. Fludara®	61	(25)	82	17
Total	694		691
* Leukine® was acquired in 2002.

Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of €252m in 2003.

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

Our pharmaceutical products are marketed by our 1,012 sales representatives as well as additional contract sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-consumer campaigns to increase awareness in the market.

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

Production

The pharmaceutical products we market in the United States Region are generally manufactured by the Group's European facilities or under various manufacturing agreements with third parties. We operate two pharmaceutical production plants in the United States Region. One plant, located in Wayne, New Jersey, packages solid and special dosage forms. A second plant located in Seattle, Washington, produces Leukine®.

Medrad develops and manufactures its products at its facilities in Indianola and Pittsburgh, Pennsylvania.

Capital expenditures

Capital expenditures for the United States Region were €28m in 2001, €44m in 2002 and €36m in 2003. Capital expenditures are expected to total €60m in 2004.

In addition to information technology and research equipment purchases, capital projects currently in progress include the expansion of the clinical production area in Richmond, California, to support upcoming clinical trials. Expenditures for Medrad include an expansion of its manufacturing facilities in Indianola and Pittsburgh, Pennsylvania.

Japan Region

Overview

The geographic segment referred to in this annual report as the Japan Region comprises the geographical territory of Japan and comprises the business of Nihon Schering K.K. in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive. The Japan Region accounted for approximately 11% of the Group's net sales in 2003. As of December 31, 2003, the Japan Region has 1,560 employees (including 664 field staff).

The following table sets forth the net sales by business area of the Japan Region for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales Japan Region by business area:
Gynecology&Andrology	28	30	29
Specialized Therapeutics	117	129	145
Diagnostics&Radiopharmaceuticals	342	386	451
Dermatology	30	34	38
Total	517	579	663

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

Products

The following table sets forth our top-selling products in 2003 and in 2002 in the Japan Region. These products represented 67% of the total net sales for this segment in 2003 (67% in 2002).

	Net sales 2003 (€million)	Percentage change from 2002	Net sales 2002 (€million)	Percentage change from 2001
1. Iopamiron®	227	(13)	261	(16)
2. Magnevist®	55	(13)	63	(12)
3. Betaferon®	25	10	23	53
4. Aspenon®	21	(12)	24	(17)
5. Ultravist® (Proscope®)	19	(2)	19	(3)
Total	347		390

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Japan Region:

Diagnostics&Radiopharmaceuticals	hospital and general practitioner radiologists, urologists, neurosurgeons, cardiologists; clinical laboratories
Specialized Therapeutics	hospital internists, surgeons, neurosurgeons, neurologists, cardiologists, urologists, gynecologists; oncologists, hematologists, general practitioner internists and surgeons
Dermatology	hospital and general practitioner dermatologists, surgeons
Gynecology&Andrology	hospital gynecologists; general practitioner gynecologists and internists

Our products are marketed to their customers by our 664 field staff. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

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

Production

We mostly distribute products in Japan that are manufactured by the Group's European facilities. The packaging of these products takes place at our site in Osaka. Furthermore, we operate a production plant in Mobara, which is engaged in manufacturing and packaging of certain therapeutic products. The packaging and distribution of in-vitro diagnostics is carried out at a smaller site in Sakura.

We produce and distribute Iopamiron®, our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually-determined price of iopamidol, the active ingredient of Iopamiron®, have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5-Operating and Financial Review and Prospects-Results of Operations-2003 Compared to 2002-Results of Operations by Segment-Japan Region" and "-2002 Compared to 2001-Results of Operations by Segment-Japan Region".

Capital expenditures

Capital expenditures for the Japan Region were €8m in 2001, €7m in 2002 and €5m in 2003. Capital expenditures are expected to total €11m in 2004.

Expenditures were spent mainly in the areas of production facilities and the modernization of information technology.

Latin America/Canada Region

Overview

The Group's geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 15 subsidiaries in the major countries of the region. The Latin America/Canada Region accounted for approximately 8% of the Group's net sales in 2003. As of December 31, 2003, the Latin America/ Canada Region has 2,456 employees (including 934 sales representatives).

The following table sets forth the net sales by business area of the Latin America/Canada Region for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales Latin America/Canada Region by business area:
Gynecology&Andrology	254	292	340
Specialized Therapeutics	73	73	84
Diagnostics&Radiopharmaceuticals	29	33	45
Dermatology	22	26	33
Other sources	5	6	9
Total	383	430	511

Among the factors that have affected, or may affect, the business of the Latin America/ Canada Region are:

  Adverse exchange-rate effects in all major markets in Latin America.

  Impact of competing generic products and copies, which is encouraged by the governments of the region.

  Direct and indirect price controls imposed by regulatory authorities.

  Factors generally associated with operating in developing countries, including the risk of political and economic instability, such as the recent economic crises in Argentina, Mexico, Brazil, Venezuela and Uruguay, our major markets in Latin America.

  Fierce competition by local and regional companies concentrating in our specialized market segments.

We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  In the area of fertility control, our specialized sales force, franchise and expertise.

  In Latin America, our leadership position in fertility control and diagnostics, and our strong market position in hormone therapy and dermatology as well as our expertise in Specialized Therapeutics.

  In Canada, our strong market position in specialized therapeutics, particularly the treatment of multiple sclerosis and oncology, and our recognized strong position in fertility control and hormone therapy.

Products

The following table sets forth our top-selling products in 2003 and in 2002 in the Latin America/Canada Region. These products represented 43% of the total net sales for this segment in 2003 (46% in 2002).

	Net sales 2003 (€million)	Percentage change from 2002	Net sales 2002 (€million)	Percentage change from 2001
1. Diane®	43	(15)	51	(1)
2. Microgynon®	37	(16)	44	(19)
3. Betaferon®	45	4	43	(7)
4. Meliane®	24	(28)	34	(18)
5. Femovan®	17	(32)	25	(27)
Total	166		197

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

Gynecology&Andrology	gynecologists, obstetricians, general practitioners, endocrinologists, hospitals
Specialized Therapeutics	oncologists, hematologists, urologists, neurologists, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, selected hospitals
Dermatology	dermatologists

Our products are marketed by 934 sales representatives in almost all of the countries of the Latin America/Canada Region. Each of our 15 subsidiaries has its own marketing organization, which is supported by regional headquarters in the areas of strategy development, the coordination of new product introductions as well as in-licensing activities. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the internet, Customer Relationship Management (CRM) tools such as call centers, service hotlines for our customers and a direct-to-consumer campaign in Canada.

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

The following table sets forth, as of December 31, 2003, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region:

Dosage form	Location
Solids	São Paulo, Brazil Santafé de Bogotá, Colombia Orizaba, Mexico
Semisolids	Buenos Aires, Argentina Santafé de Bogotá, Colombia Orizaba, Mexico
Liquids	Buenos Aires, Argentina Orizaba, Mexico

Capital expenditures

Capital expenditures for the Latin America/Canada Region were €21m in 2001, €23m in 2002 and €14m in 2003. Capital expenditures are expected to total €11m in 2004.

Expenditures were spent mainly in the areas of production facilities and distribution facilities and modernization of information technology. We are currently building a new office in Mexico City as well as a new office building in Santo Domingo, Dominican Republic. The estimated cost of these projects, which are expected to be completed in 2004, is €5m.

Asia/Middle East Region

Overview

The geographic segment referred to in this annual report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Near and Middle East, Egypt, and Libya. Turkey and the countries of Central Asia (including the Commonwealth of Independent States members) are not included in the Asia/Middle East Region. The headquarters of the Asia/Middle East Region are located in Berlin, Germany, and manage the operations of our subsidiaries in South Korea, China, Taiwan, Thailand, Indonesia and the Philippines and our branch offices and distributors in all the other major countries of the region. The Asia/Middle East Region also operates production facilities in South Korea, China and Indonesia. The Asia/Middle East Region accounted for approximately 4% of the Group's net sales in 2003. As of December 31, 2003, the Asia/Middle East Region has 1,358 employees (including 581 sales representatives).

The following table sets forth the net sales by business area of the Asia/Middle East Region for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales Asia/Middle East Region by business area:
Gynecology&Andrology	85	93	81
Specialized Therapeutics	32	30	27
Diagnostics&Radiopharmaceuticals	69	77	77
Dermatology	13	14	15
Other sources	0	10	13
Total	199	224	213

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

We believe that the key competitive strengths of our business in the Asia/Middle East Region are:

  Our specialized product portfolio, particularly in diagnostics as well as fertility control and hormone therapy.

  Our strong market presence and high market share in diagnostics and radiopharmaceuticals as well as fertility control and hormone therapy.

Products

The following table sets forth our top selling products in 2003 and in 2002 in the Asia/Middle East Region. These products represented 52% of the total net sales for this segment in 2003 (47% in 2002).

	Net sales 2003 (€million)	Percentage change from 2002	Net sales 2002 (€million)	Percentage change from 2001
1. Ultravist®	50	(9)	55	5
2. Diane®	16	(5)	17	23
3. Magnevist®	13	(10)	14	3
4. Microgynon®	13	12	11	4
5. Betaferon®	12	29	9	23
Total	104		106

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Asia/Middle East Region:

Gynecology&Andrology	gynecologists, general practitioners, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, hospitals
Specialized Therapeutics	general practitioners, oncologists, hematologists, hospitals

Our products are marketed by 581 sales representatives located in all of the major markets of the Asia/Middle East Region. Our local sales and marketing organizations receive support from our Asia/Middle East Region headquarters in Berlin. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

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

The following table sets forth, as of December 31, 2003, the location of, and dosage forms produced by our four production facilities in the Asia/Middle East Region:

Dosage form	Location
Solids	Jakarta, Indonesia Nanjing, China
Semi-solids	Ansung, South Korea
Liquids	Guangzhou, China Ansung, South Korea
Others(1)	Guangzhou, China
(1) Intrauterine systems

We also license the production of certain of our products in Pakistan and India for sale in the local markets.

Capital expenditures

Capital expenditures for the Asia/Middle East Region were €5m in 2001, €4m in 2002 and €4m in 2003. Capital expenditures are expected to total €3m in 2004.

Expenditures were mainly spent for upgrading of production facilities and the modernization of information technology.

Other Activities

The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharmaceutical chemicals. The Other Activities segment accounted for approximately 3% of the Group's net sales in 2003.

The following table sets forth the net sales by business of the Other Activities segment for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€million)
Net sales by sub-segment:
Pharmaceutical chemicals	118	121	118
Other	21	30	41
Total	139	151	159

Pharmaceutical chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical chemicals engages in the sale to third parties of intermediates and active pharmaceutical ingredients produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharmaceutical chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, gestagens, androgens, corticosteroids, intermediates and tailor- made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 52% and 43%, respectively, of Pharmaceutical chemicals' net sales during 2003.

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

Gynecology&Andrology

Our principal competitors in the markets for hormonal contraception and menopause management products are Wyeth, Inc., Johnson & Johnson's Ortho division, Novartis International AG, the Organon division of Akzo Nobel nv as well as Barr Laboratories Inc. and Watson Pharmaceuticals Inc.

Our principal competitors in male healthcare are Pfizer Inc., the Organon division of Akzo Nobel nv and The Bristol-Myers Squibb Company.

Specialized Therapeutics

The global markets for our specialized therapeutics products are highly competitive and include large as well as smaller niche competitors. Our major competitors include Biogen Idec Inc., Serono International S.A., Pfizer Inc. and Aventis S.A., Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; Wyeth, Inc. and Pfizer Inc. in the area of cardiovascular products; and F. Hoffmann-La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers Squibb Company, AstraZeneca PLC, Amgen, Inc., Novartis AG and Schering-Plough Corporation in oncology.

Diagnostics&Radiopharmaceuticals

Our principal competitors in the X-ray and MRI contrast media field include Amersham plc, Bracco S.p.A., Mallinckrodt Inc., Tyco Healthcare Group LP., and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Altana Pharma AG in Europe and Eisai Co. LtD. and Yamanouchi Pharmaceutical Co., LtD. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

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

In the United States, new chemical entities approved by the FDA receive a period of five years exclusivity from the date of approval of the New Drug Application (NDA), during which time an abbreviated “NDA" or "paper NDA" may not be submitted to the FDA. Similarly, in the case of non-new chemical entities, no abbreviated NDA or paper NDA may become effective before three years from the time of NDA approval if the application included new data of clinical investigations conducted or sponsored by the applicant. In addition, a pediatric exclusivity provision that provides for an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs may be available if certain agreed upon pediatric studies are completed by the applicant.

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

The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

	Expiration date
Product	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008*	2008*	2008*	2008*	2007*	2003****
Leukine®
Product	2006	2006	2006	2006	2012	2006
Magnevist®
Product	—	2005*	2007#	—	2011	—
Formulation	2007	2007	2007	2007	2009	2007
Method of use	—	—	—	—	2013	—
Ultravist®
Product	—	2005*	2009#	—	2005*	2005*
Femovan®
Product	—	—	2005#	—	—	—
Process	2006	2006	2006	2006	2005***	2006
Fludara®
Product	2018	2018	2018	2018	2003	—
Process I	2013	2013	2013	2013	2014	2013
Process II	2012	2012	2012	2012	2015	2012
Mirena®
Device	—	—	—	—	2004	—
Device (Inserter)	2015	2015	2015	2015	2015	—
Process	2013	2013	2013	2013	2013	2013
Yasmin®
Formulation	2020	2020	2020	2020	2020**	2020**
Milvane®
Product	2004	2004	2004	2004	—	2004
Process	2006	2006	2006	2006	2005***	2006
* Patent term extension ** Patent pending *** Product not sold in the United States **** Appeal against rejection of patent term extension pending # Action against administrative recalculation pending

We monitor the patent applications and related activities of our competitors and other third parties. In cases where we believe that patents granted do not meet the standards of patentability and such patents may potentially have an adverse impact on our current or future business, we oppose the grant of such patents in countries where such opposition is feasible, particularly through oppositions in the European Patent Office, and nullity proceedings in front of various national courts. Similarly, third parties may commence proceedings to oppose or nullify the grant of patents to the Group. These proceedings may result in the revocation of any of our existing or future patents.

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

Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Under this agreement, subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business (including pharmaceutical products) in the United States and Canada where we operate our pharmaceutical business under the Berlex trade name, while in the rest of the world our use of the Schering name is unrestricted.

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

The following table sets forth, by geographic segment, as of December 31, 2003, the name, jurisdiction of incorporation, and ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Schering Oy	Finland	100.0
CIS bio international S.A.	France	100.0
Schering S.A.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	Netherlands	100.0
Schering Wien Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0
Schering Pty. Ltd.	Australia	100.0

United States Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Berlin Inc.	United States	100.0
Berlex Inc.	United States	100.0
Medrad, Inc.	United States	100.0

Japan Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Nihon Schering K.K.	Japan	100.0

Latin America/Canada Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Berlex Canada Inc.	Canada	100.0
Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Colombia	100.0
Schering Mexicana S.A.	Mexico	100.0

Asia/Middle East Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Pharmaceutical Ltd.	China	100.0
P.T. Schering Indonesia	Indonesia	85.0
Schering (Korea) Ltd.	South Korea	100.0
Schering Taiwan Ltd.	Taiwan	100.0
Schering (Bangkok) Ltd.	Thailand	100.0

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

For information regarding our capital expenditure program, see "Group Organization- Group Segments-Europe Region-Capital Expenditures", "-United States Region-Capital Expenditures", "-Latin America/Canada Region-Capital Expenditures", "-Japan Region-Capital Expenditures" and "-Asia/Middle East Region-Capital Expenditures", and "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures".

The following table sets forth, by segment, the location, approximate size and use of our production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

Location	Size (square meters)(1)	Principal uses
Europe Region:
Berlin-Wedding, Germany	184,000	Production, research and development and offices
Berlin-Charlottenburg, Germany(2)(4)	32,800	Production
Bergkamen, Germany	958,000	Production and offices
Hamburg, Germany	8,000	Production and offices
Jena, Germany	16,500	Research and development and offices
Weimar, Germany	63,800	Production and warehousing
Saclay, France	63,000	Production and research and development
Marcoule, France	46,000	Production
Lys-Lez-Lannoy, France(3)	60,000	Production, warehousing and offices
Madrid, Spain	13,000	Offices
Alcalá de Henares, Spain	30,000	Production and offices
Milan, Italy	39,000	Production and offices
Turku, Finland(2)	155,000	Production and research and development
Tikkakoski, Finland	1,100	Production and offices
United States Region:
Montville, New Jersey(4)	21,000	Offices
Wayne, New Jersey(4)	24,000	Production, development, warehousing and offices
Richmond, California(4)	31,000	Research and development, warehousing and offices
Indianola, Pennsylvania(4)	38,600	Production, research and development, warehousing and offices
Pittsburgh, Pennsylvania(4)	14,400	Production, warehousing and offices
Bedford, Massachusetts(4)	3,500	Production, development and offices
Seattle, Washington(2)(4)	3,100	Production and offices
Bothell, Washington(2)(4)	7,900	Production, warehouse, offices
Japan Region:
Osaka City, Japan	26,000	Production, research and development, warehousing and offices
Mobara City, Japan	39,800	Production, research and development, warehousing
Sakura City, Japan	10,000	Production, development
Latin America/Canada Region:
Orizaba, Veracruz, Mexico	152,100	Production, development, warehousing and offices
Bogotá, Colombia	9,300	Production, warehousing and offices
São Paulo, Brazil	10,700	Production, warehousing and offices
Buenos Aires, Argentina	10,200	Production, warehousing and offices
Asia/Middle East Region:
Ansung, South Korea	17,000	Production
Jakarta, Indonesia	19,000	Production, warehousing and offices
Guangzhou, China	20,000	Production
Nanjing, China	4,800	Production, warehousing and offices
(1) This measure corresponds to the size of the land if not indicated otherwise. (2) Subject to a lease. (3) A portion of this facility is subject to a lease. (4) Floor space/office space.

ENVIRONMENTAL AND SAFETY MATTERS

In the normal course of our business, we are exposed to the risk of possibly releasing pollutants into the environment that could cause personal injury or property damage, and that could entail substantial clean-up measures. We are subject to extensive regulation in the fields of quality and environmental, health and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emission controls, make significant alterations to our manufacturing processes, or clean-up local contamination at facilities. Environmental regulations could also impact our business by restricting or prohibiting the distribution of our current products and forcing us to increase research and development spending.

We have obtained all material quality, environmental and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with the relevant environmental, health and safety laws. The maintenance of high standards of protection and performance in these areas forms an integral part of our operations. With our internal audit systems and our participation in our industry’s Responsible Care program, we aim at continuous improvements in these areas.

We are responsible for cleaning up certain sites that have been contaminated by the release or disposal of pollutants from former operations. In some cases, this liability is shared with others who are responsible for the contamination or their successors to rights and obligations. Given our long history as a manufacturing enterprise, there may be other sites where we would be obliged to take over part or all of the clean-up costs.

We believe that we have adequate reserves for those remediation obligations currently known to us, and that these will not have a material adverse effect on our operating profit, our liquidity, or the Group’s overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2004 and subsequent years. In 2003, our operating and maintenance costs in the field of environmental protection and safety totaled €76m (2002: €74m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €15m (2002: €15m).

We estimate that operating and maintenance costs for safety and environmental measures will rise to between €76m and €80m annually by 2008. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €5m and €15m annually over the same period.

Item 5. Operating and Financial Review and Prospects

You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial Statements included elsewhere in this annual report.

INTRODUCTION

Accounting Policies

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board. Standards which were issued before April 1, 2001 are designated as International Accounting Standards (IAS). IFRS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles. For a discussion of the accounting policies we consider to be critical, see "-Results of Operations-Critical Accounting Policies".

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

RESULTS OF OPERATIONS

Overview

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 2003, 2002, 2001. As discussed in Note 33 to our Consolidated Financial Statements:

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

	Year ended December 31,
	2003			2002			2001
	€	% of segment total	Percentage change from 2002	€	% of segment total	Percentage change from 2001	€	% of segment total
	(in million, except percentages)
Net Sales:
Europe Region*	2,387	49	1	2,357	47	8	2,183	45
United States Region	1,203	25	(6)	1,282	25	15	1,113	23
Japan Region	517	11	(11)	579	12	(13)	663	14
Latin America/Canada Region	383	8	(11)	430	9	(16)	511	11
Asia/Middle East Region	199	4	(11)	224	4	5	213	4
Other Activities	139	3	(8)	151	3	(4)	159	3
Total net sales	4,828	100	(4)	5,023	100	4	4,842	100
Segment performance:
Europe Region*	1,031	55	(1)	1,040	54	13	922	51
United States Region	394	21	8	366	19	16	315	17
Japan Region	202	11	(12)	229	12	(6)	244	14
Latin America/Canada Region	137	7	(4)	143	7	(16)	170	9
Asia/Middle East Region	68	3	(17)	82	4	14	72	4
Other Activities	57	3	(24)	75	4	(6)	80	5
Total segment performance	1,889	100	(2)	1,935	100	7	1,803	100
Central production overhead/variances	(162)		14	(142)		4	(136)
Research and development	(924)		(2)	(947)		10	(864)
Segment result	803		(5)	846		5	803
Segment result:
Europe Region*	532	66	(3)	548	65	19	460	57
United States Region	125	16	20	104	12	44	72	9
Japan Region	88	11	(17)	106	13	(1)	107	14
Latin America/Canada Region	50	6	16	43	5	(55)	95	12
Asia/Middle East Region	14	2	(52)	29	3	(19)	36	4
Other Activities	(6)	(1)	(138)	16	2	(52)	33	4
Total segment result	803	100	(5)	846	100	5	803	100
Other	(117)		11	(105)		(22)	(135)
Total operating profit	686		(7)	741		11	668
* incl. Africa, Australia and New Zealand

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 2003, 2002, 2001. In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

	Year ended December 31,
		2003			2002			2001
	€	Percentage of net sales	Percentage change from 2002	€	Percentage of net sales	Percentage change from 2001	€	Percentage of net sales
	(in million, except percentages)
Net sales by Business Area:
Gynecology&Andrology	1,622	34	1	1,613	32	7	1,510	31
Specialized Therapeutics	1,560	32	(5)	1,637	33	10	1,491	31
Diagnostics&Radiopharmaceuticals	1,312	27	(7)	1,406	28	(3)	1,452	30
Dermatology	200	4	(7)	217	4	(5)	227	5
Other sources	134	3	(10)	150	3	(7)	162	3
Total	4,828	100	(4)	5,023	100	4	4,842	100

2003 Compared to 2002

Group

Consolidated Income Statements	2003		2002
	€	% of net sales	€	% of net sales
	(in million, except percentages)
Net sales	4,828	100	5,023	100
Cost of sales	(1,233)	26	(1,212)	24
Gross profit	3,595	74	3,811	76
Marketing and selling costs	(1,525)	32	(1,629)	32
Engineering and administration costs	(566)	12	(566)	11
Research and development costs	(924)	19	(947)	19
Other operating income	399		370
Other operating expenses	(293)		(298)
Operating profit	686	14	741	15
Financial result	15		(23)
Income from disposal of Aventis CropScience	–		689
Acquisition-related expenses	–		(262)
Profit from ordinary activities	701	15	1,145	23
Income taxes	(255)	5	(276)	5
Net profit before minority interest	446	9	869	17
Minority interest	(3)		(2)
Net profit	443	9	867	17

The following table sets forth our top-selling products during 2003. These products represented approximately 54% of the total net sales for the Group in 2003:

Top-selling products	Net sales	Percentage change from 2002
	(€million)	total	currency adjusted
1. Betaferon® (Betaseron®) (therapeutics)	770	(2)	8
2. Magnevist® (diagnostics)	300	(7)	5
3. Yasmin® (fertility control)	290	91	115
4. Iopamiron® (diagnostics)	263	(12)	(2)
5. Ultravist® (diagnostics)	236	(2)	4
6. Diane® (gynecology)	202	(10)	(4)
7. Mirena® (fertility control)	164	20	29
8. Fludara® (therapeutics)	140	(6)	5
9. Microgynon® (Levlen®) (fertility control)	122	(6)	7
10. Meliane® (fertility control)	119	(6)	1
Total	2,606	2	12

Net sales

The following table sets forth our net sales by geographic segment during 2003 and 2002, the total change in net sales for each of the geographic segments and the Group reported in the Consolidated Financial Statements and an allocation of such changes among volume/price effects, currency effects and structure effects (effects from acquisitions and divestitures of businesses and products). In the accompanying discussion of net sales of the Group and by geographic segment, in addition to providing net sales figures reported in euro in accordance with IFRS, we sometimes provide net sales figures for a region, country, business area or product in local currencies or an organic basis. This disclosure is provided in order to assist investors in making comparisons from period to period and to understand underlying trends in our net sales that may not be apparent.

Net sales by Region	€		Percentage change from 2002				% of net sales
	2003	2002	total	volume/price	currency	structure*	2003	2002
	(in million, except percentages)
Europe Region	2,387	2,357	1	5	(1)	(3)	49	47
United States Region	1,203	1,282	(6)	10	(19)	3	25	25
Japan Region	517	579	(11)	(1)	(10)	0	11	12
Latin America/Canada Region	383	430	(11)	15	(26)	0	8	9
Asia/Middle East Region	199	224	(11)	(1)	(10)	0	4	4
Other Activities	139	151	(8)	(5)	(3)	0	3	3
Total	4,828	5,023	(4)	6	(9)	(1)	100	100
* Effects from acquisitions and divestitures

Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

In 2003, the Schering AG Group generated organic sales growth of 6%, mainly due to increased sales volumes. Net sales were negatively impacted by the continued strength of the euro of 9% and by structure effects of 1%. In euros, net sales therefore decreased by 4% to €4,828m.

Net sales in the Gynecology&Andrology business area increased by 11% in local currencies This was particularly due to the increase of 16% (total +6%) in the field of fertility control, with Yasmin® sales more than doubling in 2003 in local currencies. Reaching total net sales of €290m, Yasmin® is now the Group’s third-largest product. In addition, Mirena® recorded an above-average increase in net sales of 29% in local currencies (total +20%). In contrast, net sales in our hormone therapy business decreased by 8% currency adjusted (total –18%). Despite negative exchange rate effects (–10%), total net sales in the Gynecology&Andrology business area rose by 1% to €1,622m.

Specialized Therapeutics business area recorded an organic sales growth of 5%. Considering negative exchange rate and structure effects, total net sales decreased by 5% to €1,560m. The net structure effect includes Leukine® sales in the first half of 2003 (€32m) and the sale of non-core products (€–50m). Organic growth in the Specialized Therapeutics business area was primarily driven by the increase in net sales of Betaferon®, Campath® (marketed outside of the U.S. under the trade name MabCampath®), and Fludara®. Net sales of Betaferon® amounted to €770m (+ 8% currency adjusted; total –2%). This solid growth was facilitated by the continuous improvement of Betaferon®, increasing user-friendliness for patients. In 2003, our cancer therapy Campath® recorded an increase in net sales to €63m compared with €46m in 2002. This positive effect was partly due to combining Campath® and Fludara® as a new therapy option. In the case of Fludara®, which lost its patent protection in the U.S. in August 2003, positive volume/price effects resulted in a net sales increase of 5% in local currencies (total –6%).

In the Diagnostics&Radiopharmaceuticals business area, net sales in 2003 increased by 4% in local currencies. Negative currency effects of 11% led to a decline in euro terms in net sales of 7% to €1,312m. In the field of X-ray contrast media, lower prices (–4%) were compensated by an increase in sales volume of 4%. Net sales in the field of magnetic resonance imaging (MRI) contrast agents increased by 8% in local currencies (total –4%). This was driven by increased net sales of Magnevist® and substantial gains on our new products Gadovist® and Resovist®. In 2003, we recorded a currency adjusted growth rate of 15% (total –4%) in application technologies for contrast agents. Since our application technologies business is managed centrally from the United States, we allocate global sales of the Medrad Group to the United States Region. Due to the translation to euro, this led to a negative exchange rate effect of 19%.

In the Dermatology business area, we recorded an organic growth of 3%. Our top-selling products in this Business Area – Advantan®, Skinoren®, and Travocort® – made an above-average contribution to this increase. Currency effects and the divestiture of the general practitioner business of former Asche AG in 2002 resulted in an overall decrease in net sales of 7% to €200m.

Gross profit

Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold and the purchased cost of goods for resale.

Gross profit declined by 6% from €3,811m in 2002 to €3,595m in 2003. This decline exceeded the decrease in net sales of 4%. This was mainly due to the fact that a large portion of our production is accounted for in euro. The negative impact of the continuing strength of the European currency on net sales is therefore stronger than the currency-related decrease in production costs, occurring outside the euro zone.

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

At €686m, operating profit was down 7% on the previous year’s figure. Marketing and selling costs declined to a greater extent (–6%) than net sales. Engineering and administration costs were flat year-on-year at €566m. Research and development costs decreased by 2% to €924m (2002: €947m). Their ratio to net sales remained stable, at 19%. The improvement in net Other operating income and expenses in the amount of €34m was mainly due to greater gains from exchange rate hedges.

Financial result

Financial result represents result from investments, interest result and other financial result.

The financial result improved by €38m compared to 2002. This was due, among other things, to lower write-downs on investments (€7m) as compared to the previous year (€26m). In addition, the absence of income from our share in the result of Aventis CropScience (2002: €45m) was partially offset by the profit from the sale of our interest in Oy Leiras Finland AB (€22m).

Income taxes

Income taxes declined from €276m to €255 in fiscal year 2003. The increase in the effective tax rate to 36%, up from 24% in 2002, is primarily due to tax-free income from the disposal of our interest in Aventis CropScience in 2002.

Net profit

Net profit decreased from €867m in 2002 to €443m in 2003. Basic earnings per share amounted to €2.28, down from €4.39 in 2002. As described below, the decrease in net profit and basic earnings per share is primarily due to the one-time effects in 2002 of the disposal of our 24% interest in Aventis CropScience, acquisition-related expenses of €262m and tax-related effects.

We believe that our net profit and basic earnings per share for 2002 were impacted by several significant non-recurring items, the effect of which may impair the ability of investors to make comparisons of such figures for 2002 with net profit and basic earnings per share for 2003. In order to improve the ability of investors to make a comparison of these figures for 2002 and 2003, set forth below is a table that includes (i) net profit and basic earnings per share for 2002 and 2003 as reported under IFRS, (ii) net profit and basic earnings per share for 2002 after being adjusted for these non-recurring items, and (iii) a reconciliation of net profit and basic earnings per share from an as reported under IFRS basis to an adjusted basis for 2002.

	2003	2002	Percentage change
(€million; per share amounts in €)
Net profit ( IFRS)	443	867	(49)
Income from disposal of Aventis CropScience	–	(689)	–
Acquisition-related expenses	–	262	–
One-time tax effects	–	24	–
Net profit on a comparable basis	443	464	(5)
Basic earnings per share (IFRS)	2.28	4.39	(48)
Basic earnings per share on a comparable basis	2.28	2.35	(3)

The €689m of income from the disposal of our 24% interest in Aventis CropScience relates to the €1,500m of proceeds less the carrying amount of €526m and indemnities of €285m.

The acquisition-related expenses of €262m in 2002 related to €224m for the acquisition of the rights to the Phase II-development project for the use of Leukine® in Crohn's disease, to €20m for the formation of the Schering Stiftung (a foundation under German law) for the promotion of science and culture, and to €18m for adjustments of the carrying amounts of assets and liabilities in connection with the acquisition of the 60% interest in CIS bio international in 2000. One-time tax effects of €24m in 2002 related to the income from the disposal of Aventis CropScience and the acquisition-related expenses as well as tax risks.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in Note 33 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, South Africa, Australia, New Zealand, and our African export markets (excluding Egypt and Libya). Net sales for the Europe Region also include global net sales by the Group companies Schering Oy (formerly Leiras Oy), Jenapharm, CIS bio international, and the Justesa Imagen Group. Germany, France, Great Britain, Italy, and Spain were the five strongest sales markets in this region in the period under review, accounting for 62% of net sales generated in this segment in 2003.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2003 and 2002:

Net sales in the Europe Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	971	921	5	41	39
Specialized Therapeutics	835	843	(1)	35	36
Diagnostics&Radiopharmaceuticals	449	450	0	19	19
Dermatology	125	132	(5)	5	6
Other sources	7	11	(38)	0	0
Total	2,387	2,357	1	100	100

Net sales

Net sales in the Europe Region increased by 1% to €2,387m in 2003. The rise was due to positive price and volume effects (+5%), compared to negative structure effects (–3%) and exchange rate effects (–1%). The structure effects include the divestiture of the general practitioner division of AWAG Arzneimittelwerke Altona AG (formerly Asche AG) in Germany in 2002, as well as the sale of the non-strategic domestic portion of our Finnish operations. Overall, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany, France and Italy.

Net sales increased in our major markets, with the exception of Germany. In Germany, net sales declined by 5% to €544m in 2003, primarily as a result of the divestiture (–2%) as well as negative price effects due to cost-cutting measures in the healthcare sector (–2%). In contrast, net sales in Great Britain rose by 4% (+14% currency adjusted), mainly due to substantial increases in volumes of Yasmin®, Diane® and Betaferon®. Net sales in Spain rose by 3% (+4% currency adjusted) due to the launch of Yasmin® and increased sales volumes of Betaferon®. The growth in net sales in France and Italy (+4% each) was also due to increased sales of Yasmin®. In Italy, Yasmin®, within a year of its launch, generated net sales of €19m, or 7% of total net sales for this country. In addition to Great Britain, we recorded double-digit increases in net sales in local currencies for the following European markets: Belgium (+12%; total +12%), Turkey (+21%; total +14%) and Russia (+33%; total +20%) as well as the majority of other Eastern European countries.

In the Gynecology&Andrology business area, we achieved net sales growth of 7% after adjustment for exchange rate effects (total +5%). This was based on increased volumes (+6%), and slightly higher prices (+2%), taking divestiture effects in Germany and Finland (totaling –1%) into account. The positive development in our fertility control business (+11% currency adjusted; total +9%) more than compensated for a decline in sales of our hormone therapy business. Particularly noteworthy are Yasmin®, sales of which more than doubled in 2003 to €115m, and the double-digit increases in net sales in local currencies recorded by Mirena® (+20%; total +18%) and Microgynon® (+11%; total +6%).

After adjustment for exchange rate effects, net sales in the Specialized Therapeutics business area remained at last year’s level (total –1%). Sales volumes increased by 10% in 2003, but were offset by negative price effects (–4%) and divestiture effects in Germany and Finland (totaling –6%). The increase in net sales in local currencies was due particularly to Betaferon® (+10%; total +8%), Fludara® (+19%; total +16%), and MabCampath® (+22%; total +20%). Net sales of Bonefos® decreased by 4% currency adjusted (total –5%), due to the sharp decline in prices caused by competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 2% in 2003 after adjustment for exchange rate effects (total 0%). Higher sales volumes (+4%) more than offset lower prices (–2%). This was due above all to developments of our two core products – Magnevist® and Ultravist® – which jointly accounted for 54% of net sales in this Business Area. Net sales of Ultravist® climbed 2% after adjustment for exchange rate effects (total –1%), while we recorded a 4% rise in net sales of Magnevist®, also currency adjusted (total +3%). Net sales of radiopharmaceuticals increased by 2% after adjustment for exchange rate effects (total +2%).

The Dermatology business area recorded a decrease in net sales of 3% in local currencies (total –5%) in 2003. This was due to divestiture effects in Germany, which impacted this Business Area by 4%. Organic growth of 1% was the result of positive developments of Advantan® and Travocort®, which compensated the decline of Psorcutan®.

Segment performance/Segment result

Segment performance declined by 1% to €1,031m in 2003. This was due to a decrease in gross profit, which was mainly the result of the impact of the German healthcare reform. This negative effect was offset by a reduction in overheads, especially a reduction in marketing and selling costs as well as administration costs.

After allocation of €426m of research and development costs and €73m of central production overhead/variances, the segment result in 2003 was €532m, representing a slightly lower segment result as compared to €548m in 2002. This decrease was mainly due to the reduced segment performance as well as to higher allocated production overheads.

United States Region

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all sales of pharmaceutical products in the United States Region generated by Berlex Inc. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2003 and 2002:

Net sales for United States Region by sub-segment:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Berlex	951	1,019	(7)	79	79
Medrad	252	263	(4)	21	21
Total	1,203	1,282	(6)	100	100

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2003 and 2002:

Net sales for United States Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	271	252	8	23	19
Specialized Therapeutics	500	561	(11)	41	44
Diagnostics&Radiopharmaceuticals	423	460	(8)	35	36
Dermatology	9	9	3	1	1
Total	1,203	1,282	(6)	100	100

Net sales

Net sales in the United States Region declined by 6% to €1,203m in 2003, due to the sharp drop in the U.S. dollar compared to 2002. However, net sales rose by 13% after adjustment for exchange rate effects. Besides an increase in prices (+3%), this growth was particularly due to strong volume growth. In addition, 3% of the increase relates to sales of Leukine® in the first half of 2003 that are reported as structure effect.

Berlex accounted for €951m or 79% of total net sales in the United States Region in 2003, while Medrad contributed €252m, or 21%. After adjustment for exchange rate effects, Medrad’s net sales rose by 15% (total –4%), due to increased sales volumes of CT injection systems (+20%) and services (+24%). The United States Region generated €173m (69%) of Medrad’s global sales in 2003, up from 68% in 2002.

Net sales in the Specialized Therapeutics business area, which accounted for approximately 53% of Berlex’s net sales, rose by 7% in local currency (total –11%) in the year under review. This increase is due in particular to an increase in net sales of Leukine® from €33m in 2002 to €64m in 2003. Betaseron®, our best-selling product in this Region (€286m), recorded net sales growth of 2% after adjustment for exchange rate effects (total –15%). Net sales of Campath® amounted to €47m in 2003, up from €33m in 2002 (+69% currency adjusted; total +41%). This is due to the fact that Campath® is being used more often and at an earlier stage in the treatment of chronic lymphocytic leukemia. However, net sales of Fludara®, another cancer therapy, declined by 10% after adjustment for exchange rate effects (total –25%), following the expiration of our patent for fludarabine phosphate in the U.S. in August 2003. Net sales of Betapace®, the market exclusivity of which expired in the United States in April 2000, continued to decline, decreasing to €26m in 2003.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 10% in 2003 after adjustment for exchange rate effects (total –8%). Excluding Medrad, net sales rose by 4% after adjustment for exchange rate effects (total –13%). Negative price effects of 3% were overcompensated by volume increases of 7%. The crucial factor for this increase in net sales was the development of Magnevist® (+9% currency adjusted, total –9%). The increased use of Magnevist® in MRI scans clearly could be seen from the rise in volumes (+12%).

Our Gynecology&Andrology business area recorded strong sales growth of 30% after adjustment for exchange rate effects (total +8%). This increase was primarily due to the continued excellent development of Yasmin®: net sales of this product almost doubled in local currency (total +60%) and accounted for €152m of net sales. Therefore, Yasmin® is our second strongest product in this Region. Mirena® generated net sales of €45m in 2003, up 54% after adjustment for exchange rate effects (total +28%). This positive development is partly due to its inclusion in additional reimbursement support programs. In our hormone therapy business, in contrast, positive price effects for Climara® (+4%) only partially offset lower sales volumes (–14%).

Net sales in the Dermatology business area, which we are further developing in this Region, amounted to €9m in the year under review, an increase of 24% after adjustment for exchange rate effects (total +3%). This growth was due to the market launch of Finacea™, a product used in the treatment of rosacea.

Segment performance/Segment result

Segment performance improved by 8% to €394m in 2003. Negative currency effects, that lead to a decline in net sales, were partly offset by positive currency effects concerning overhead costs. In local currency, marketing and selling costs showed a single-digit percentage increase, whereby this increase remained below the net sales growth in local currency. Gross profit slightly decreased in percentage, because part of the production costs are accrued in euro. Products with higher gross profits, such as Yasmin®, could partially compensate for this currency related deterioration.

After allocation of €254m of research and development costs and €15m of central production overhead/variances, segment result in 2003 increased by 20% to €125m in 2003, compared to €104m in 2002. This sharp increase was primarily driven by the improved segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expense as a percentage of net sales, was above the average percentage in the Schering AG Group.

Japan Region

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2003 and 2002:

Net sales for Japan Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	28	30	(8)	5	5
Specialized Therapeutics	117	129	(9)	23	22
Diagnostics&Radiopharmaceuticals	342	386	(11)	66	67
Dermatology	30	34	(11)	6	6
Total	517	579	(11)	100	100

Net sales

Net sales in the Japan Region declined in 2003 by 11% to €517m, due in particular to the strength of the euro against the yen. After adjustment for exchange rate effects, net sales declined by 1%, with increased sales volumes (+2%) almost offsetting government imposed price reductions (–3%).

Net sales in the Diagnostics&Radiopharmaceuticals business area, which accounted for 66% of net sales in this Region in the year under review, declined by 2% currency adjusted (total –11%). The primary reason for this decrease was a decline in net sales of the X-ray contrast medium Iopamiron® (–3%; total –13%), related to a price decrease. This product accounted for €227m (66%) of net sales in this Business Area in 2003. In the case of Ultravist®, the drop in prices (–15%) was almost compensated by increased sales volumes (+14%).

The Specialized Therapeutics business area recorded a slight increase in net sales of 1% after adjustment for exchange rate effects (total –9%), with volume growth (+2%) overcompensating the slight negative price effect (–1%). Net sales of Betaferon®, our third-strongest product in Japan in 2003, increased to €25m (+23% currency adjusted; total +10%).

The Gynecology&Andrology business area recorded sales growth of 3% currency adjusted (total –8%). Triquilar® further expanded our market leadership position in the field of fertility control with an increase in sales volumes of €2m in 2003.

In the Dermatology business area, net sales in local currency remained at previous year’s level (total –11%), with stable prices and almost constant sales volumes for our top-selling products, Neriproct® and Nerisona®.

Segment performance/Segment result

Segment performance declined by 12% to €202m in 2003. Consequently, the percentage decrease of the segment performance was slightly higher than the decline in net sales. This was due to the slightly decreased gross profit in percentages, which was the result of production costs partly being accrued in euro. Restrictive cost management and a decrease in production costs, which resulted in more favorable purchase prices for iopamidol, the active ingredient in Iopamiron®, compensated for these negative currency effects.

After allocation of €101m of research and development costs and €13m of central production overhead/variances, segment result in 2003 was €88m, compared to €106m in 2002. This decline is mainly due to the reduced segment performance.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico, and Canada were our three strongest sales markets in this Region in the period under review. We generated 62% of net sales for the segment in these countries in 2003.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2003 and 2002:

Net sales for Latin America/Canada Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	254	292	(13)	66	68
Specialized Therapeutics	73	73	0	19	17
Diagnostics&Radiopharmaceuticals	29	33	(12)	8	8
Dermatology	22	26	(14)	6	6
Other sources	5	6	(15)	1	1
Total	383	430	(11)	100	100

Net sales

Net sales in the Latin America/Canada Region declined by 11% to €383m in 2003. This development was mainly caused by the sharp drop in exchange rates against the euro in nearly all countries in the Region. However, currency adjusted net sales increased by 15%. This was due both to increased sales volumes (+5%) and to positive price effects (+10%). We recorded an increase in net sales in local currencies in the Region’s three largest markets: Brazil (+8%; total –16%), Mexico (+16%; total –13%), and Canada (+3%; total –3%). Net sales growth in local currencies was particularly strong in Argentina (+48%; total +22%), where the market is recovering from its economic crisis, and in Venezuela (+50%; total –12%).

Gynecology&Andrology was by far the strongest Business Area in this Region, generating net sales of €254m in 2003. We recorded a currency adjusted growth in net sales of 13% (total –13%) in this Business Area. The launch of Yasmin® was a particular success: by the end of 2003, this contraceptive was established in all major Latin American markets, with net sales up €16m. In the case of Diane®, our top-selling Gynecology&Andrology product in the Latin America/Canada Region, negative volume developments (–4%) were more than offset by price increases (+10%).

In the Specialized Therapeutics business area, net sales in local currencies rose by 18% (total 0%) in 2003. This was due to an increase in net sales of Betaferon®, which was the best-selling product in this Region in the year under review, with net sales of €45m (+19% currency adjusted; total +4%).

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 14% in local currencies (total –12%) compared to 2002. This positive development was due to volume growth of Iopamiron®.

Segment performance/Segment result

Segment performance declined by 4% to €137m in 2003. This reduction was therefore clearly lower than the percentage decline in the Region’s net sales, since currency effects positively affected overhead costs. Overall, the relation of marketing and selling costs to net sales decreased.

After allocation of €79m of research and development costs and €8m of central production overhead/variances, segment result in 2003 was €50m, compared to €43m in 2002. This increase was mainly due to the decline in research and development expenses.

Asia/Middle East Region

The geographic segment referred to in this annual report as the Asia/Middle East Region comprises the countries of Asia (with exception of Japan), and of the Middle and Far East, Egypt and Libya. In the period under review, South Korea, China, and Thailand were the three top-selling markets in the Region, accounting for 47% of segment sales.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Middle East Region for the years ended December 31, 2003 and 2002:

Net sales for Asia/Middle East Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	85	93	(8)	43	42
Specialized Therapeutics	32	30	10	16	13
Diagnostics&Radiopharmaceuticals	69	77	(11)	35	35
Dermatology	13	14	(13)	6	6
Other sources	0	10	n/a	0	4
Total	199	224	(11)	100	100

Net sales

Net sales in the Asia/Middle East Region declined by 11% to €199m in 2003. This decline was due to negative exchange rate effects (–10%) as well as negative price effects (–5%). Despite a decline in net sales of €10m in Indonesia, due to the termination of a sales partnership, sales volumes increased by 4%. We recorded an increase in net sales in local currencies in the Region’s three largest markets: South Korea (+6%; total –9%), China (+18%; total –1%), and Thailand (+12%; total –3%); the Middle East (+5%; total +5%) also developed well.

Net sales in local currency in the Gynecology&Andrology business area remained stable year-on-year (total –8%). The increase in net sales (currency adjusted as well as total) of Yasmin®, which was primarily generated in the Middle East, and Microgynon® compensated for the decline in other products, particularly in the hormone therapy business.

Net sales in the Specialized Therapeutics business area rose by €5m (+17% currency adjusted; total +10%). This increase is due in particular to volume growth of Betaferon® and Fludara®.

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 2% in 2003 after adjustment for exchange rate effects (total –11%). Volume increases (+7%) were mainly offset by adverse price developments (–5%). Net sales of Ultravist®, which accounted for approximately 73% of net sales by this Business Area in this Region, rose by 5% after adjustment for exchange rate effects (total –9%).

Segment performance/Segment result

In 2003, segment performance declined by 17% to €68m. Aside from the net sales decline of 11% due to currency effects, gross profit slightly decreased because production costs were partly accrued in euro. In addition, marketing and selling costs increased relative to net sales.

After allocation of €39m of research and development costs and €15m of central production overhead/variances, the segment result was €14m in 2003. The decline in segment result compared to 2002 is primarily caused by the reduced segment performance.

Other Activities

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2003 and 2002:

Net sales of Other activities:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Pharmaceutical chemicals	118	121	(2)	85	80
Other	21	30	(32)	15	20
Total	139	151	(8)	100	100

Net sales

Net sales of the Other Activities segment decreased by 8% in 2003 to €139m. Net sales of pharmaceutical chemicals declined slightly by 2% to €118m. This was primarily due to negative exchange rate effects (–4%), which were almost offset by volume increases (+3%) for a number of active substances and intermediates.

Net sales of the Other subsegment declined to €21m, down 32% from previous year’s figure. This was primarily due to lower net sales from sales partnerships and the discontinuation of toll manufacturing.

Segment performance/Segment result

Segment performance declined by 24% to €57m in 2003. This decline was primarily due to lower net sales from cooperation businesses. In addition, due to price and currency effects, gross profit of the pharmaceutical chemical business declined slightly despite lower production costs.

After allocation of €25m of research and development costs and €38m of central production overhead/variances, segment result in 2003 was €–6m as compared to €16m in 2002. This decrease primarily resulted from a lower segment performance.

2002 Compared to 2001

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

The following table sets forth our top-selling products during 2002. These products represented approximately 51% of the total net sales for the Group in 2002:

	Net sales	Percentage change from 2001
	(€million)
1. Betaferon® (Betaseron®) (therapeutics)	783	15
2. Magnevist® (diagnostics)	322	0
3. Iopamiron® (diagnostics)	299	(16)
4. Ultravist® (diagnostics)	241	1
5. Diane® (gynecology)	226	5
6. Yasmin® (fertility control)	152	236
7. Fludara® (therapeutics)	149	14
8. Mirena® (fertility control)	137	38
9. Microgynon® (Levlen®) (fertility control)	130	(6)
10. Meliane® (fertility control)	127	3
Total	2,566

Net sales

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

Income taxes

Income taxes rose from €270m to €276m. The decrease in the effective tax rate compared to 2001, from 39% to 24%, is primarily due to tax-free income from the disposal of Aventis CropScience. Income taxes in 2002 include one-time effects totaling €24m. These effects relate to the income from the disposal of Aventis CropScience and acquisition-related expenses as well as tax risks.

Net profit

Net profit rose from €418m in 2001 to €867m in 2002. Earnings per share (basic) amounted to €4.39, up from €2.11 in 2001. As described below, the increase in net profit and basic earnings per share is primarily due to the one-time effects in 2002 of the disposal of our 24% interest in Aventis CropScience, acquisition-related expenses of €262m and tax-related effects.

We believe that our net profit and basic earnings per share for 2002 were impacted by several significant non-recurring items, the effect of which may impair the ability of investors to make comparisons of such figures for 2002 with net profit and basic earnings per share for 2001. In order to improve the ability of investors to make a comparison of these figures for 2002 and 2001, set forth below is a table that includes (i) net profit and basic earnings per share for 2002 and 2001 as reported under IFRS, (ii) net profit and basic earnings per share for 2002 after being adjusted for these non-recurring items, and (iii) a reconciliation of net profit and basic earnings per share from an as reported under IFRS basis to an adjusted basis for 2002.

	2002	2001	Percentage change
	(€million; per share amounts in €)
Net profit (IFRS)	867	418	107
Income from disposal of Aventis CropScience	(689)	–	–
Acquisition-related expenses	262	–	–
One-time tax effects	24	–	–
Net profit on a comparable basis	464	418	11
Basic earnings per share (IFRS)	4.39	2.11	108
Basic earnings per share on a comparable basis	2.35	2.11	11

The €689m of income from the disposal of our 24% interest in Aventis CropScience relates to the €1,500m of proceeds less the carrying amount of €526m and indemnities of €285m.

The acquisition-related expenses of €262m in 2002 related to €224m for the acquisition of the rights to the Phase II-development project for the use of Leukine® in Crohn's disease, to €20m for the formation of the Schering Stiftung (a foundation under German law) for the promotion of science and culture, and to €18m for adjustments of the carrying amounts of assets and liabilities in connection with the acquisition of the 60% interest in CIS bio international in 2000. One-time tax effects of €24m in 2002 related to the income from the disposal of Aventis CropScience and the acquisition-related expenses as well as tax risks.

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

In France, net sales climbed 7% to €306m in 2002, as opposed to €286m in 2001. This was mainly the result of increased sales volumes, coupled with the introduction of two new products in 2002: Yasmin® (+€5m) and MabCampath® (+€2m). Net sales of Bonefos® rose from €1m in 2001 to €7m in 2002, while net sales of Mirena® grew 15% from €20m in 2001 to €23m in 2002.

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

Net sales for our Dermatology business area in the United States Region, which was established in 2000, grew from €4m in 2001 to €9m in 2002. This increase was attributable to our acne treatment product Finevin®, sales of which climbed to €8m in 2002 from €3m in 2001.

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
Net sales for Latin America/Canada Region by business area:
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

In Argentina, net sales plummeted by 62% as a result of the sharp fall in the Argentinean peso and the ongoing economic crisis for a total of €28m in 2002 (2001: €75m). This decrease was due to a fall in sales volumes (–18%) and extremely negative exchange rate effects (–80%), which were only partially offset by positive price effects (+36%). Net sales in Brazil decreased by 10% from €137m in 2001 to €124m in 2002; positive price and volume developments (+17%) were unable to compensate for the highly negative development in exchange rates (–27%). In Venezuela (–29%) and Mexico (–12%), net sales also declined as a result of negative exchange rate and volume effects. In Colombia, net sales climbed from €37m in 2001 to €38m in 2002 (+4%). Canada recorded slight growth in net sales (+3%), rising from €66m in 2001 to €68m in 2002.

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

After allocation of €40m of research and development costs and €13m of central production overhead/variances, segment result was €29m in 2002. The decline in segment result compared to 2001 is mainly caused by an increase in research and development expense. The research and development expense reflects the segment’s anticipated growth potential and is as a percentage of net sales in line with the average percentage in the Schering AG Group.

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

Changes in Accounting Policies

IFRS

We have applied IFRS since 1994. The IASB has issued a number of new standards as part of its project to develop a core set of International Financial Reporting Standards. Accordingly, we have adopted or will adopt a number of new or revised International Financial Reporting Standards as described below. Our policy is to adopt all new standards at the required adoption date.

As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, fair values are usually used in accounting for financial instruments. The adoption of IAS 39 had no impact on net profit. The effects on reporting are described in Note 4 to our Consolidated Financial Statements.

As of January 1, 2001, we adopted IAS 40 "Investment Property". IAS 40 introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost model.

U.S. GAAP

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” is effective for fiscal periods beginning after June 15, 2000. The statement requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As of January 1, 2001, our hedging of anticipated revenues and expenses is accounted for as cash flow hedge under U.S. GAAP.

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

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions. This is affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of those judgements can be subjective in nature and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption made by the company, there may also be other estimates or assumptions that the company reasonably could have used. If the accounting estimate required to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates that reasonably could have been used would have a material impact on the presentation of the financial condition, changes in financial condition or results of operations, the accounting estimate would constitute a critical accounting policy. The following critical accounting policies should be considered in reviewing our Consolidated Financial Statements.

In addition to our Consolidated Financial Statements in accordance to IFRS we provide a reconciliation to U.S. GAAP in Note 37 to our Consolidated Financial Statements which differs in certain respects from IFRS.

The Group does not consider any specific accounting policy to be critical to the economic success of the Group.

Critical accounting policies under IFRS

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

During fiscal year 2002, we completed the sale of our 24% ownership interest in Aventis CropScience to Bayer AG. The purchase agreement contained a range of indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, the funding of employee benefit plans, social contributions and product liabilities. The possible indemnities, representations and warranties are uncertain in nature. Therefore, the estimation of the amount of expected claims requires subjective assumptions and management judgement. The actual outcome regarding the filing of claims as well as the actual amount attributable to a filed claim might differ significantly from management’s expectations.

Impairment of long-lived assets

We review our long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events or changes in circumstances indicate (triggering event) that the carrying amount of the asset may not be recoverable. In order to assess if assets are impaired, we estimate the recoverable amount of the asset by the higher of either the present value of future cash flows expected to result from the use of the asset (value in use) or its net selling price. If the recoverable amount is less than the carrying amount of the asset, we will recognize an impairment loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. For purposes of determining the value in use, we group our assets at the lowest level for which separately identifiable cash flows are available. For estimating future cash flows, we use our internal budgets. Thereby, considerable management judgement is necessary to identify a triggering event and to estimate future sales and cost of sales which underlie the present value of future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of assets or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairments.

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

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market related value of plan assets. The expected rate-of-return of 7% is based on historical and expected future averages for risk premiums and absolute returns of the considered asset categories. They are also cross-checked with market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. The market-related value of plan assets for the Schering Pension Trust is based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

The estimated effect of net unrealized losses on future pension expenses amounts to €5m per year (2003: €10m).

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

Critical Accounting Policies under U.S. GAAP deviating from IFRS

Goodwill

According to IAS 38, goodwill should be amortized on a systematic basis over its useful life. Since January 1, 2002, goodwill arising from acquisitions is not amortized under U.S. GAAP. Instead, SFAS No. 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level. The reporting units are our primary segments, which are geographical. In the first step, the fair value of the reporting unit is compared to its book value (carrying amount) including goodwill. In order to determine the fair value of the reporting unit, significant management judgement is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the reporting unit is less than its book value, a second step needs to be performed which compares the fair value of the reporting unit’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. Impairment testing, which was performed on the basis of the present value of estimated future cash flows, did not result in an impairment of goodwill in 2002.

The most recent fair value determination in 2002, which was based on the present value of estimated future cash flows, resulted in an amount that exceeded the carrying amount of the corresponding reporting unit by a substantial margin. The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination in 2002. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination in 2002, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. Accordingly, no goodwill was written down for impairment in 2003.

The future actual cash flows may differ significantly from estimated cash flows, thereby requiring an impairment in later periods.

New Accounting Standards

U.S. GAAP

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (EITF) Issue 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability associated with exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No.149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity are now required to be classified as liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate-of-return-on-assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Note (24).

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB`s Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIE`s created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) shall be applied to all variable interest entities no later then the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.

United States GAAP Reconciliation

As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IFRS. IFRS differ in certain material respects from United States Generally Accepted Accounting Principles. A comparison of net profit, earnings per share (basic) and shareholders' equity at, or for the year ended, December 31, 2003, 2002 and 2001 determined under IFRS and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IFRS is shown below.

	December 31,
	2003		2002	2001
	$	€	€	€
	(in millions, except per share data)
Net profit:
IFRS	558	443	867	418
United States GAAP	616	489	848	403
Earnings per share (basic):
IFRS	2.87	2.28	4.39	2.11
United States GAAP	3.17	2.52	4.30	2.04
Shareholders' equity:
IFRS	3,656	2,902	2,934	2,556
United States GAAP	3,561	2,827	2,794	2,457

As more fully described and quantified in Note 37 to our Consolidated Financial Statements, the major differences between IFRS and United States Generally Accepted Accounting Principles relate to accounting for business combinations (research-in-process charges; amortization of goodwill), compensation costs for early retirement programs, provisions for pensions and stock option plans, capitalization of interest costs, reversal of impairment losses, cash flow hedges and accounting for equity investments.

Net profit under U.S. GAAP is higher by 10% as compared to net profit under IFRS in 2003, whereas it was lower by 2% in 2002 and 4% in 2001, as compared to net profit under IFRS for the same periods. In 2003, the primary reasons for a higher net profit under U.S. GAAP were adjustments resulting from the discontinuation (from January 1, 2002) of the amortization of goodwill arising from acquisitions under U.S. GAAP as well as from new agreements on early retirement during 2003 (see Note 37 to our Consolidated Financial Statements). In 2002, the primary reason for a lower net profit under U.S. GAAP were expenses for acquired research-in-process which are especially related to our acquisition of Collateral Therapeutics, Inc. and which are capitalized as part of goodwill under IFRS. A positive effect on net profit under U.S. GAAP resulted from the suspension of amortizing goodwill in accordance with SFAS No. 142 as well as from the divestment of our interest in Aventis. In 2001, net profit under U.S. GAAP was primarily affected by expenses for acquired research-in-process.

A classification difference also arises in presenting interest relating to the pension obligations not transferred to external funds. Under IFRS, interest relating to the unfunded pension obligation is classified in financial result (see Note 9 to our Consolidated Financial Statements). Under U.S. GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under U.S. GAAP would be lower and financial result higher by €35m in 2003, €44m in 2002 and €76m in 2001.

Inflation

During the past three years, the effects of inflation on our operations have not been material.

LIQUIDITY AND CAPITAL RESOURCES

For a discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see Item 11 - "Quantitative and Qualitative Disclosures about Market Risk" and Note 31 to our Consolidated Financial Statements. We do not utilize commodity contracts.

Cash Flow Analysis

2003 compared to 2002

Operations

Cash flows before working capital changes totaled €766m, up 2% on the 2002 figure (€749m), whereas the underlying net profit before minority interest declined from €869m in 2002 to €446m in 2003. These contrary trends are due to the fact that material amounts contained in the net profit before minority interest last year were attributable to cash flows from investing activities, not to cash flows before working capital changes (disposal of Aventis CropScience and acquisition of the Leukine® development project). In addition, our share in the profit of Aventis CropScience in 2002 did not impact cash flows.

In 2003, working capital increased by €185m (2002: €165m). This increase was mainly driven by inventory increases relating to the supply chain of drospirenone, an active substance in Yasmin®, as well as to an increase in receivables due to a strong business in local currencies during the fourth quarter as compared with 2002. As a result, cash flows from operating activities totaled €581m (2002: €584m).

Investing

Cash flows used in investing activities amounted to €161m in 2003, compared with cash flows from investing activities of €685m in 2002. The cash outflows in the year under review were mainly due to the purchase of fixed assets. Proceeds from the disposal of fixed assets contained €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. The cash flows from investing activities reported in 2002 were mainly due to the proceeds from the disposal of our 24% interest in Aventis CropScience for €1.5bn. Purchases of fixed assets in 2002 included the cost of the manufacturing and marketing rights to Leukine® in its approved indications.

Financing

Cash flows used in financing activities amounted to €247m in 2003, as compared to €1,031m in the previous year. These cash flows mainly related to the distribution of a dividend of €180m paid in 2003 for the previous year (2002: €164m) as well as the purchase of treasury shares in the amount of €90m (2002: €234m). In addition, the decline in the cash flows used in financing activities was primarily due to a one-time contribution of €500m to the Schering Pension Trust in 2002.

2002 compared to 2001

Operations

In 2002, cash flows before working capital changes totaled €749m, an increase compared to 2001 (€653m). Other non-cash expenses and income included our share of the profit from Aventis CropScience of €45m (share of profit in 2001: €85m). The result from disposal of fixed assets mainly included income from the disposal of Aventis CropScience. Cash flows from operating activities declined 13% from €670m in 2001 to €584m in 2002, mainly as a result of increased inventories and receivables. In 2002 the change in inventories and receivables amounted to €251m. In terms of local currency, this was an increase in inventories and receivables by 11% which only slightly exceeded the increase in net sales by 10% in local currency terms.

Investing

In 2002, cash flows from investing activities amounted to €685m, compared with cash flows used in investing activities of €217m in 2001. This increase was mainly attributable to proceeds from the disposal of assets of €1.6 billion, particularly from the sale of our interest in Aventis CropScience. In July 2002, we acquired the sale and production rights for Leukine®, a product used in hematological oncology. At the same time, we assumed responsibility for the clinical development (phase II) of Leukine® for use in the treatment of Crohn’s disease. The acquisition costs amounted to €415m. Also in July 2002, we used treasury shares to acquire all outstanding shares of the U.S. biotech company Collateral Therapeutics, Inc. The cash outflow is shown under cash flows used for financing activities.

Financing

In 2002, cash flows used in financing activities amounted to €1,031m, compared with €535m in 2001. These cash flows were mainly related to the one-time contribution of €500m to the Schering Pension Trust (€300m in 2001), the purchase of treasury shares in the amount of €234m in connection with a capital reduction and the acquisition of Collateral Therapeutics in 2002, and the distribution of a dividend in the amount of €164m (2001: €198m).

Capital Resources

Net Cash Position

The Schering AG Group's cash and cash equivalents as of December 31, 2003, 2002 and 2001 amounted to €566m, €408m, and €192m, respectively. As of December 31, 2003, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less bank loans and overdrafts) of €629m, compared with €566m as of December 31, 2002, and €62m as of December 31, 2001. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 2003, 2002, 2001, amounted to €458m, €439m and €911m, respectively. As the pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. In 2001, Schering AG founded the Schering Altersversorgung Treuhand Verein ( Schering Pension Trust). One-time contributions amounting to €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly (see “-Contractual Obligations” and Note (24) to the Consolidated Financial Statements).

We hold our cash and cash equivalents primarily in euros. As of December 31, 2003 euro denominated liquid assets represented 80% of total cash and cash equivalents. U.S. dollar denominated cash and cash equivalents represented 6% of total liquid assets.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2004, including capital expenditures, research cooperation projects, debt service and dividends.

Credit Lines

At December 31, 2003, the Schering AG Group had aggregate unused committed lines of credit of €81m (2002: €192m; 2001: €47m).

Borrowings

Borrowings are reflected in our Consolidated Financial Statements as Bank loans and overdrafts. Our bank loans and overdrafts are generally of a short term nature (maturity of less than one year). Bank loans and overdrafts as of December 31, 2003, amounted to €110m, compared with €91m as of December 31, 2002, and €233m as of December 31, 2001. €74m of these liabilities have a maturity of less than one year (December 31, 2002: €53m; December 31, 2001: €188m).

Share repurchase program

In 2003, we repurchased 2,500,000 shares for an amount of €90m.

In 2002, we repurchased 1,500,000 shares for an amount of €76m. In addition, approximately 2,500,000 shares were purchased and exchanged for shares of Collateral Therapeutics, Inc.

For information regarding shares acquired to be used for the share bonus program for employees, please refer to “Item 6 – Share Ownership – Employee Share Program”.

Recent acquisitions and dispositions

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to expand our product portfolio,

  acquire promising technical innovations, and

  strengthen our presence on key geographical markets.

We dispose of assets or businesses from time to time that we decide do not belong to our core business.

Acquisitions

In the area of hematological oncology, we acquired exclusive rights to develop, sell and distribute MabCampath® in Japan, China and the Asian Pacific Basin from the U.S. biopharmaceutical company ILEX Oncology, Inc. in February 2003. We now have the worldwide marketing rights for this product which we have been marketing in the United States and Europe since 2001.

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

Dispositions

In the course of further focusing our business on core competencies, we sold the remaining 49% of Oy Leiras Finland AB to the Nycomed Group for €43m in May 2003. This transaction completed the divestiture of the domestic business of former Leiras Oy, which merged with our Finnish subsidiary Schering Oy.

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

As of December 31, 2002 we reduced our interest in Oy Leiras Finland AB to 49%.

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

Capital expenditures on property, plant, and equipment totaled €231m in 2003, compared with €281m in 2002 and €229m in 2001. The year-on-year decrease is due to exchange rate effects as well as measures initiated in 2003 to tighten structures and processes.

In the year under review, 59% of expenditures related to Germany, 14% to other countries in the European Union, 16% to the United States, and 2% to Japan. 53% of our total capital budget was spent on production, quality assurance, and environmental protection, and 25% on research and development. Marketing and selling and Other functions accounted for 22% of our investment budget.

In 2003, we continued consolidating the production of liquid and solid dosage forms, previously spread across two sites, at a single site in Berlin. We completed our substance library in Berlin, which is designed to support automated drug discovery in research.

We will increase capital expenditures to an anticipated total of €285m in the course of 2004 and, therefore, capital expenditures will be higher than in 2003. We will continue the construction of our new research building at our Berlin site. In production, a number of investments will be made to adapt our facilities to new products and markets, for example to commission new blister and packaging lines for contrast media cartridges. We will invest in infrastructure measures at our Bergkamen site to ensure compliance with regulatory and technical standards. We will continue to expand our pharmaceutical production plant in Weimar. Further investments are earmarked for the modernization of our radiopharmaceuticals production facility in Saclay, France.

In the United States, we plan to finish the construction of a flexible development plant at our research location in Richmond, California. The plant will enable us to produce biotechnological substances and small molecules in the amounts needed in clinical trials. In Seattle, we plan to expand our biotechnology production facilities for Leukine®.

Based on the multitude of ongoing projects, which will show notable payments in the coming years, we expect capital expenditure in 2005/2006 to remain at the same level as in 2004.

Contractual Obligations

The following table provides a maturity analysis of our on- and off-balance sheet contractual obligations as of December 31, 2003:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € million)
Bank loans and overdrafts	110	74	5	6	25
Operating Leases	193	49	60	41	43
Purchase Obligations	364	107	75	74	108
Long-term research and other agreements	182	71	68	43	-
Other Long-Term Liabilities reflected on the balance sheet under IFRS including present value of expected payments to employees for unfunded pension obligations	1,061	30	166	104	761
Total	1,910	331	374	268	937

Contractual Obligations under Operating Leases, Purchase Obligations and Long-term research and other agreements are not recognized in the balance sheet. Purchase Obligations mainly arise from contractual agreements with various suppliers on minimum purchase quantities.

For further information on contingent liabilities, other financial commitments as well as commitments arising from research and other agreements see Note 32 to our Consolidated Financial Statements.

Dividends

In 2003, Schering AG paid a cash dividend of €0.93 per share for the financial year 2002 (in total €180m) and in 2002, a cash dividend of €0.83 per share for the financial year 2001 (in total €164m). The cash dividend paid in 2001 was €198m (€0.67 per share plus a bonus dividend of €0.33 per share). The primary purpose of additional bonus dividends paid in 2000 and 2001 was to enable German resident shareholders to benefit from certain tax advantages. The Executive Board will propose to the Annual General Meeting a dividend of €0.93 per share for the financial year 2003.

Restructuring Program

In the course of implementing our Global Production Strategy (GPS), we continued to restructure our worldwide pharmaceutical production. This should make our manufacturing network even more efficient and flexible, so that it is more market-demand driven and thus more competitive. The program consists of several sub-strategies, which aim to improve the production of active ingredients and of pharmaceutical, radiopharmaceutical, and biotechnological products. We continued to consolidate our pharmaceutical production sites in 2003. Four sites (Hamburg, Jena, Gemany; Vienna, Austria; Tammissari, Finnland) have been closed or sold in the interim, and two further sites (Buenos Aires, Argentina; Wayne, New Jersey) are in the process of being closed. Completion is scheduled for 2006. This restructuring will result in a network of 14 pharmaceutical sites worldwide, nearly all of which will be specialized in a single dosage form (liquids, solids, or semisolids). We have recognized provisions totaling €13m for future restructuring measures within the framework of our GPS. Provisions for restructuring largely include severance obligations to employees and other closure-related costs. We expect the restructuring to produce annual savings of around €13m.

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

We made sales in a range of currencies during 2001, 2002 and 2003 as follows:

	Year ended December 31,
	2003	2002	2001
	(percentage of net sales)
Euro	44	39	38
U.S. dollar	26	27	25
UK pound sterling	3	3	3
Japanese yen	11	12	14
Brazilian real	2	3	3
Other	14	16	17
	100	100	100

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

Net sales in 2003 increased by 6% in local currency terms as compared to 2002. In euro terms, net sales decreased by 4% as compared to 2002. The negative translation effect was essentially due to the strengthening of the euro relative to the U.S. dollar and other currencies during 2003.

Net sales in 2002 increased by 10% in local currency terms and 4% in euro terms as compared to 2001. The negative translation effect was essentially due to the strengthening of the euro relative to the U.S. dollar during 2002.

For a discussion of the significant effects of foreign currency on our results of operations, see "-Results of Operations-2003 Compared with 2002-Results of Operations by Segment-United States Region", “-Latin America/Canada Region", "-Japan Region" and "-Asia/Middle East Region","-Results of Operations-2002 Compared with 2001- Results of Operations by Segment- United States Region”, “-Latin America/Canada Region", "-Japan Region" and "-Asia/Middle East Region".

Environmental Matters

Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 2002 and 2003, we incurred capital expenditures of €15m and €15m, respectively, for environmental protection projects and other projects resulting in environmental benefits. Capital expenditures for environmental protection and other projects resulting in environmental benefits are forecasted to be between €5m and €15m for each of the years 2004 through 2008. In addition, our operation and maintenance costs for safety and environmental measures were €74m in 2002 and €76m in 2003. Operation and maintenance costs for each of the years 2004 through 2008 are forecasted to be between €76m and €80m.

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

Our research and development activities are focused primarily on four selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

  therapy of selected disabling and life threatening diseases.

  sensitive and highly specific diagnostics.

  gender specific health care products.

  treatments of severe skin disorders.

For a discussion of our research and development activities and expenses, refer to “Item 4 – Information on the Company – Research and Development”. For a discussion of patents and other intellectual property, refer to “Item 4 – Information on the Company – Patents and Other Intellectual Property”.

OFF-BALANCE SHEET ARRANGEMENTS

We do not use "off-balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities or variable interest entities. For a discussion of our accounting policy with respect to special purpose entities, refer to “Results of Operations - New Accounting Standards - U.S. GAAP”.

As of December 2003, we had issued financial guarantees of €27m (2002: €23m) which are related to transactions arising from the normal course of business.

Off-balance sheet contractual obligations are reported under “- Contractual Obligations”.

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

The current members of our Supervisory Board, their respective ages as of February 28, 2004, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

Name	Age	Principal occupation	Year first elected by shareholders (S) employees (E)
Dr. Giuseppe Vita Chairman of the Supervisory Board	68		2001 (S)
Norbert Deutschmann Vice-Chairman of the Supervisory Board	52	Chairman of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Karl-Hermann Baumann	68	Chairman of the Supervisory Board of Siemens AG, Berlin and Munich	1994 (S)
Prof. Dr. med. Piet Borst	69	Professor of Clinical Biochemistry, University of Amsterdam, Amsterdam	2000 (S)
Dr. Mathias Döpfner	41	Chairman of the Executive Board of Axel Springer Verlag AG, Berlin	2001 (S)
Professor John A. Dormandy	66	Professor of Vascular Sciences, University of London; Director, Vascular Clinical Research Unit, St.George’s Hospital, London	1996 (S)
Joachim Elsholz	54	Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie, Berlin	2000 (E)
Dr. rer. pol. Reiner Hagemann	56	Chairman of the Executive Board of Allianz Versicherungs-AG, Munich	1997 (S)
Johannes Heitbaum	40	Vice Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)
Dr. h.c. Martin Kohlhaussen	68	Chairman of the Supervisory Board of Commerzbank AG, Frankfurt/Main	1996 (S)
Hermann-Josef Lamberti	48	Member of the Executive Board of Deutsche Bank AG, Frankfurt/Main	2001 (S)
Dr. med. Hans-Peter Niendorf	57	Head of Corporate Clinical Development Diagnostics& Radiopharmaceuticals, Schering AG, Berlin	1999 (E)
Hans-Jürgen Scheel	60	Corporate Human Resources, Schering AG, Berlin	1994 (E)
Günter Schmitt	61	Member of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Ulrich Sommer	56	Area Manager Marketing Europe Region, ScheringAG, Berlin	1999 (E)
Heinz-Georg Webers	44	Chairman of the Central Works Council of Schering AG; Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)

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

The current members of our Executive Board, their respective ages as of February 28, 2004, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

Name	Age	Position	Year first appointed	Year term expires
Dr. Hubertus Erlen	60	Chairman of the Executive Board; responsibilities: strategy and business development, corporate communication, senior executives, corporate auditing	1985	2005
Dr. Ulrich Köstlin	51	Member of the Executive Board; responsibilities: marketing and sales, supply chain and environment, Europe, Africa	1994	2009
Mr. Lutz Lingnau	60	Member of the Executive Board; responsibilities: Specialized Therapeutics, Dermatology, North America	2001	2005
Dr. Marc Rubin	49	Member of the Executive Board; responsibilities: development	2003	2008
Dr. Jörg Spiekerkötter	45	Member of the Executive Board; responsibilities: finance and administration, information technology, human resources, Latin America	2002	2007
Prof. Dr. Dr. h.c. Günter Stock	60	Member of the Executive Board; responsibilities: research, Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Japan, Asia, Australia	1989	2009

Dr. Hubertus Erlen began his career with Schering AG in 1972 in a pharmaceutical manufacturing function. In 1978 he joined the central office of the Executive Board, which he later headed. Subsequently, he served as a member of the former Electroplating Divisional Board, among other things, in the United States. In 1985, Dr. Erlen was appointed as a member of the Executive Board of Schering AG, and was, among other things, responsible for the region North America as well as for Production and Human Resources. In April 2001, Dr. Erlen became Chairman of the Executive Board.

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

Mr. Lutz Lingnau joined Schering AG's business trainee program in 1966. From 1968 to 1989, he served in various capacities at Schering AG and in a number of subsidiaries in South America and the United States, including as president of Berlex Laboratories, Inc., from 1983 to 1985. Since 1989, Mr. Lingnau is the president and Chief Executive Officer of Schering Berlin Inc., USA. He was appointed as a member of the Executive Board of Schering AG effective January 1, 2001.

Dr. Marc Rubin, joined Schering AG from GlaxoSmithKline in 2003. He started his career at the National Institutes of Health, on the senior staff of the National Cancer Institute. He joined Glaxo, Inc. in 1990 as Director of Infectious Diseases Clinical Research in the USA. In his time at GlaxoSmithKline, Dr. Rubin held positions of responsibility in global clinical and commercial development overseeing programs in the USA, Europe, Asia and Latin America. In 2001, he was Senior Vice President of Global Clinical Pharmacology & Discovery Medicine. Dr. Rubin was appointed as a member of the Executive Board of Schering AG on October 1, 2003 and is responsible for development, leading Schering AG's Preclinical and Clinical Development as well as Global Regulatory Affairs.

Dr. Jörg Spiekerkötter joined Schering AG in 1999 as head of Finance. Prior to joining Schering AG, Dr. Spiekerkötter was head of Legal, Trade Mark, Insurance at Hoechst Schering AgrEvo GmbH, Berlin, from 1994 to 1999. Dr. Spiekerkötter was appointed as a Deputy Member of the Executive Board of Schering AG in April 2002. In April of 2003, Dr. Spiekerkötter was appointed Chief Financial Officer and member of the Executive Board.

Prof. Dr. Dr. h.c. Günter Stock joined Schering AG in 1983 as head of the former Cardiovascular Pharmacology Department. From 1987 to 1989, he served as head of the Institute for Pharmacology. Prof. Dr. Stock was appointed as a member of the Executive Board of Schering AG in 1989.

Other Senior Management

Mr. José E. Martino Alba joined Schering AG in1983. From 1983 to 1989, he held several positions with Schering AG in Spain and South America including plant manager in Venezuela and Colombia. From 1989 to 1991, he served as a project manager for the European production subsidiaries of Schering AG. From 1991 to 2002, he was chairman of the board and managing director of Schering’s subsidiaries in China and Hong Kong. In September 2002, Mr. Martino was appointed as the representative director and president of Nihon Schering K.K.

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

Mr. Christian Nowak began his career at Schering AG in 1968 in the agrochemicals division. From 1968 to 1989, he held various positions in the area of agrochemicals, including head of sales and marketing and member of the agrochemicals management board. From 1989 to 1991, he served as director of sales and marketing and member of the pharmaceuticals management board. Mr. Nowak is currently the head of the Europe Region, a position he has held since 1991.

Dr. Philip Smits joined Schering AG in the beginning of 2003 as head of the Gynecology&Andrology business area. He has served for over thirteen years in various clinical research and medical management functions at Eli Lilly and Company in Europe and North America as well as at Aventis Pharmaceuticals Inc., Bridgewater, New Jersey and has a technical track record in endocrinology, infectious diseases and osteoporosis.

Mr. Hans-Michael Rook began his career at Schering AG in 1967 as a business trainee. He served in numerous capacities within the Schering Group, including from 1979 to 1985 as head of pharma portfolio and marketing planning of Nihon Schering K.K. and from 1991 to 1997 as head of marketing and business development for the Europe Region at Schering AG. Mr. Rook currently serves as head of Diagnostics&Radiopharmaceuticals.

Mr. Reinhard Franzen joined Schering AG in 1983 and has managed a variety of marketing, medical affairs and operational departments. He has gained his experience working in many countries including Thailand, the Phillipines, Germany and the United States. Most recently, Mr. Franzen served as Vice President and General Manager of the female health care business unit in the United States. In 2003 he became president and Chief Operating Officer of Berlex Laboratories, an operating unit of Berlex Inc.

Prof. Dr. Wolfgang Kehr joined Schering AG in 1970 as a research scientist. In 1985 he became head of Schering’s pharmaceutical research and served as a member of the executive committee of its pharma division. In 1988 he became a member of the board of Berlex Laboratories, Inc. Since 1991 he served as head of Schering’s dermatology and oncology business unit and later as Vice President and General manager of Berlex’s Therapeutics East business unit. In May 2003, Prof. Kehr was appointed managing director of the Center of Dermatology, Schering AG.

COMPENSATION

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members for their service on the Supervisory Board for 2003 amounted to €3,092,018 and is comprised of the following components:

Name	Fixed compensation	Variable compensation	Compensation for committees
	€ thousand	€ thousand	€ thousand
Dr. Giuseppe Vita (Chairman of the Supervisory Board)	7	298	76
Other members of Supervisory Board	51	2,267	393
Total	58	2,565	469

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

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2003 amounted to €11,163,990 and is comprised of the following components:

Name	Fixed compensation	Variable compensation	Exercise stock-based compensation plan
	€ thousand	€ thousand	€ thousand
Dr. Hubertus Erlen (Chairman)	544	1,638	–
Other members of Executive Board	2,150	6,716	116
Total	2,694	8,354	116

The maximum number of shares that can be received by the members of the Executive Board under the provisions of the stock-based compensation plans is as follows:

Name	Stock-based compensation plan LTI Plan 2000	Stock-based compensation plan LTI Plan 2001 I/II/III
Dr. Hubertus Erlen (Chairman)	22,500	60,000
Other members of Executive Board	54,000	244,000
Total	76,500	304,000

Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to €1,677,456. As of December 31, 2003, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to €35,653,324.

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

In May 2003, the third tranche of the long term incentive program 2001 (LTI Plan 2001/III) was established with approximately 60 participants in the Top Executives group and approximately 850 participants in the Key Managers group. The exercise price of the options of this tranche are €40.18 (Top Executive) and €44.20 (Key Managers).

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

In connection with the plan, we have purchased 814,860 call options on Schering AG's shares at a strike price of €39.40 per share. As of December 31, 2003, 513,000 of these purchased options were remaining in our portfolio.

The following table sets forth, as of December 31, 2003, certain information relating to the Long Term Incentive Plan 2000:

Plan	Initial exercise date	Expiration date	Number of options outstanding	Maximum number of award shares
2000 Plan	January 1, 2003	December 31, 2006	2,840	511,200

The following table summarizes certain information relating to the Long Term Incentive Plan 2001:

Plan	Initial exercise date	Expiration date	Exercise price €	Number of options granted/remaining
LTI Plan 2001/I	May 2, 2004	May 1, 2008
-"Top Executives" group			54.66	413,500/406,500
-"Key Managers" group			60.13	812,100/764,400
LTI Plan 2001/II	May 2, 2005	May 1, 2009
-"Top Executives" group			66.48	411,000/398,000
-"Key Managers" group			73.13	1,040,500/1,000,800
LTI Plan 2001/III	May 2, 2006	May 1, 2010
-“Top Executives” group			40.18	420,700/417,700
-"Key Managers" group			44.20	1,173,000/1,160,400

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

The members of the research and development committee are Dr. Giuseppe Vita (chairman), Prof. Piet Borst, Norbert Deutschmann, Prof. John A. Dormandy, Dr. Hans-Peter Niendorf and Dr. Ulrich Sommer. The research and development committee regularly discusses key research and development issues, in particular regarding objectives, priorities and organization.

The members of the audit committee are Dr. Karl-Hermann Baumann (chairman), Norbert Deutschmann, Dr. Giuseppe Vita and Heinz-Georg Webers. The audit committee prepares the Supervisory Board’s recommendation on the auditor to be elected by the Annual General Meeting and enters into the contract with such auditor. As described under “Item 16.C - Principal Accountant Fees and Services” -, the audit committee also approves the engagement of the auditor to perform any non-audit services. It reviews the quarterly financial statements and the risk management system of the company. It reviews annual financial statements and issues a recommendation to the full Supervisory Board as to their adoption.

The members of the nomination and compensation committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann and Hans-Jürgen Scheel. The nomination and compensation committee is responsible for searching and reviewing candidates for election to the Executive Board. It reviews and approves the salaries and other terms and conditions of employment of the members of the Executive Board, as well as all other contracts with members of the Executive Board and the Supervisory Board.

EMPLOYEES

The annual average of employees by the Group during 2001, 2002 and 2003 was 23,720, 25,056 and 26,245, respectively. As of December 31, 2003, we employed 26,364 persons. The following tables set forth, as of December 31, 2003, a breakdown of our employees by the main category of activity and by geographic area:

Category of activity:	Number
Administration	4,147
Research and development	4,695
Production	8,900
Marketing and sales	8,632
Total	26,374
Geographic areas:	Number
Schering AG	8,283
Europe Region	8,196
United States Region	3,711
Japan Region	1,560
Latin America/Canada Region	2,456
Asia/Middle East Region	1,358
Other employees	810
Total	26,374

The decrease in the number of persons employed by the Group in 2003 was mainly due to disposal of Oy Leiras Finland AB, Finland. In addition, the acquisitions of Collateral Therapeutics, Inc., and MAP Technology as well as the integration of production and research facilities in connection with the acquisition of Leukine®, contributed to the increase. We do not employ a significant number of temporary employees.

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

SHARE OWNERSHIP

Employee Share Program

Schering AG and many of its subsidiaries have established an Employee Share Program and offer Schering AG shares to the employees at subsidized prices. The scope of this program has been enlarged in recent years to include most of the subsidiaries worldwide. The program was continued in 2003 with approximately 0.4 million shares being bought by the employees.

Share Ownership by Directors

No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of the outstanding shares.

Dr. Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is an affiliate of Allianz AG (which Schering AG has been informed holds approximately 12.2% of our outstanding shares). Dr. Hagemann disclaims beneficial ownership of such shares.

Hermann-Josef Lamberti, a member of the Supervisory Board, is a member of the Executive Board of Deutsche Bank AG (which Schering AG has been informed holds approximately 3.4% of our outstanding shares). Mr. Lamberti disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of February 10, 2004, Schering AG had an aggregate of 194,000,000 shares outstanding.

The shares are issued only in bearer form. Therefore, we are unable to determine how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of November 14, 2003, approximately 13% of the shares were held in the United States. As of January 30, 2004, there were 1,345 registered holders of American Depositary Receipts (ADRs) under our sponsored program with JP Morgan Chase Bank. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 3,316,047 ADRs, or approximately 1.7% of the total issued shares as of January 30, 2004.

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

Schering AG has been informed that as of February 13, 2004, Allianz AG had direct or indirect share holdings representing approximately 12.2% of the outstanding shares. Schering AG has also been informed that as of February 13, 2004, Deutsche Bank AG (through various investment funds and other entities) beneficially owned shares representing 3.4% of the outstanding shares. Major shareholders do not have different voting rights.

To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Shareholders

Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as liability, property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm's length basis.

Directors

Certain members of the Supervisory and Executive Boards are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June of 1996. For these services Prof. Dormandy has received a fee of €56,242 plus expenses of €2,272 in 2003.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Curatorium of Schering Forschungsgesellschaft mbH, a 100% subsidiary of Schering AG. In such capacity, they have received in 2003 €1,000 and €2,000, respectively, as fees for attending meetings.

There was a loan with a balance of €30 thousand to one member of the Supervisory Board as of December 31, 2003 (repayments in 2003 amounted to €3 thousand). Interest of 6% is charged on the loan, which is repayable over 13 years. A loan previously granted to a member of the Executive Board was redeemed completely during the reporting period. All such loans have been granted prior to July 29, 2002 and have not been amended or extended since then.

According to section 15a of the German Securities Trading Act (”Wertpapierhandelsgesetz”), the members of the Executive or the Supervisory Board of Schering AG have to notify transactions in securities of their own company. This applies to transactions whose aggregate value terms of the total number of transactions carried out by the party subject to the disclosure requirement within 30 days exceeds €25 thousand. The same obligation applies to transactions of close relatives. During fiscal year 2003, Schering AG has been notified of a total of 12 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its web site. Members of the Supervisory Committee and their relatives have purchased 5,000 Schering AG shares and have sold 1,000 shares. The same group has purchased 9,500 call options on Schering AG shares and has sold the same amount. Members of the Executive Committee and their relatives have purchased 6,000 shares and have sold 2,700 call options. A complete list with all details of the notified transactions is available in the data bases of the German Federal Authority for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

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

The Group's Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming that they became unintentionally pregnant. Most of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc. which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the District Court in february 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002.

The Group’s subsidiary in the United States, Berlex Inc., was named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County and Westchester County, New York, in January and August 2003, respectively. The two lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged each county for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Each county seeks a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuit, and a dismissal motion is currently pending.

Following the sale of Schering’s share in Aventis CropScience to Bayer AG, Bayer CropScience AG has initiated arbitration proceedings alleging the violation of a financial statement guarantee for which Bayer CropScience AG is demanding payments of damages. It cannot be reasonably estimated at the date of this annual report whether the underlying facts justify such a claim and, if so, to what extent the Group would be liable. Bayer CropScience AG has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. With respect to these claims, it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering and Bayer AG in a New York court. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering could in any way have been involved in this matter. Schering also believes that this claim cannot be asserted against an individual company, but should be addressed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with funds of more than 5 billion euros by German companies (including Schering) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering considers the claims asserted to be unjustified and expects that the action will be dismissed.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2003.

Item 9. The Listing

LISTING DETAILS

Stock Price History

The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3-Key Information-Exchange-Rates" with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below. While Schering AG's shares are also listed on the London and Zurich stock exchanges, the trading volume of the shares outside of Germany is negligible. Therefore, providing stock price information for these trading markets would not be meaningful.

	New York Stock Exchange price per ADS		Frankfurt Stock Exchange price per share
	High	Low	High	Low
	($)		(€)

1999
Annual			42.83	31.87
2000
Annual	60.50	50.25	75.80	37.40
2001
First Quarter	50.38	45.70	62.00	49.03
Second Quarter	56.45	47.10	66.60	53.00
Third Quarter	55.30	43.50	62.88	46.61
Fourth Quarter	56.46	49.35	62.90	52.63
Annual	58.38	43.50	66.60	46.61
2002
First Quarter	61.25	50.24	69.58	55.69
Second Quarter	63.60	55.49	68.88	57.78
Third Quarter	62.99	43.55	64.35	42.96
Fourth Quarter	52.55	40.31	53.69	40.40
Annual	63.60	40.31	69.58	40.40
2003
First Quarter	46.80	34.16	44.52	31.60
Second Quarter	54.67	41,76	46.40	37.10
Third Quarter	49.50	38.88	44.00	35.22
August	42.27	38.88	38.10	35.22
September	45.82	41.70	41.09	36.77
October	49.13	43.40	42.09	37.00
November	51.65	46.58	43.45	40.10
December	52.60	49.54	43.16	39.86
Fourth Quarter	52.60	43.40	43.45	37.00
Annual	54.67	34.16	46.40	31.60
2004
January	58.50	51.00	46.30	40.23
February	54.20	48.53	43.21	38.40

Share Capital

The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2003, there were 194,000,000 issued and outstanding shares without par value. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with JP Morgan Chase Bank. Each ADR evidences an American Depositary Share (ADS) which represents one share. On January 30, 2004, there were 3,316,047 issued and outstanding ADRs.

MARKETS

General

The principal trading market for the shares is the Frankfurt Stock Exchange. The shares are also listed on other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the shares are listed on the Zurich stock exchange. Effective as of March 31, 2003, Schering AG has withdrawn the listing of its shares from the London Stock Exchange due to the decline in the trading volume of its shares at this exchange. Options on shares are traded on the German options exchange (Eurex).

ADRs, each representing one share, were listed on the New York Stock Exchange (NYSE) on October 12, 2000 and trade under the symbol "SHR".

Item 10. Additional Information

ARTICLES OF ASSOCIATION

Incorporated by reference to Amendment No.1 to the Form F-4 Registration Statement filed with the Securities and Exchange Commission on May 17, 2002.

The share capital has been reduced to €194,000,000 by way of cancellation of 2,500,000 shares that had been previously redeemed under authorization of the Annual General Meeting.

MATERIAL CONTRACTS

Not applicable

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

As a result, a qualifying U.S. shareholder entitled to a gross dividend of €100 from Schering AG will, after applicable refunds of German withholding tax, receive a cash payment of €85 (€100 gross dividend from Schering AG minus €15 German withholding tax [€21.1 basic withholding tax and surtax on the gross dividend minus applicable Treaty refund of €6.1]).

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

The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends received by individuals from January 1, 2003 through December 31, 2008 will be taxed at a maximum rate of 15%. The application of this reduced rate is subject to certain restrictions, which cannot be described in detail. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Dividends will constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Subject to certain limitations, you may credit against your United States Federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you generally will be treated as paying German withholding taxes of €15 on every €100 of gross dividend paid by Schering AG (€21.1 basic withholding tax and surtax on the gross dividend minus applicable Treaty refund of €6.1). If you are eligible for the reduced 15% tax rate on dividends, certain adjustments have to be made to the determination of the maximum amount of foreign tax that may be credited against your U.S. Federal tax liability. These adjustments reduce the maximum amount of foreign tax credits, therefore in most cases the German withholding might not be fully credited against your U.S. Federal tax liability. The impact of the effective tax rate on dividends resulting from the dividend rate deduction together with the adjustment to the foreign tax credit limitations depends on each individual’s tax situation. If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

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

Taxation Of Capital Gains

U.S. Holders

If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15% from January 1, through December 31, 2008, for property held more than one year. Additionally, gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

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

Backup Withholding And Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at a rate that is currently 28% if you are a non-corporate United States person and, you:

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

DOCUMENTS ON DISPLAY

Schering AG is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by Schering AG at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference room, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. The ADRs are traded on the New York Stock Exchange, and the materials filed by us are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

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

FOREIGN EXCHANGE RISK MANAGEMENT

Approximately 56% of our net sales in 2003 were made in currencies other than the euro, including the U.S. dollar, the Japanese yen, the British pound sterling and the Brazilian real. See "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources- Foreign Currency" for information on the range of currencies in which we made sales in 2001, 2002 and 2003. We therefore face considerable foreign exchange risks regarding our balance-sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2003, the maximum term of our foreign exchange contracts was less than six months.

Hedges for Balance-Sheet Exposure

The following table sets forth, as of December 31, 2003, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs		(€million)

British pound	euro	0.7027	(7.8)	0.0

Canadian dollar	euro	1.5906	3.4	(0.1)
Czech krona	Euro	32.14	(2.6)	0.0
Euro	South Korean won	1397.6	0.5	0.0

Japanese yen	euro	132.05	(170.3)	3.9
Mexican peso	euro	13.96	(11.3)	0.2
Polish zloty	euro	4.6730	(8.5)	0.1
South African rand	euro	7.8753	(9.3)	0.5
Swedish krona	euro	8.9345	(2.1)	0.0

Swiss franc	euro	1.5425	(10.1)	0.1
Thailand bath	euro	47.76	(6.0)	0.3
U.S. dollar	euro	1.2386	21.0	(0.4)
U.S. dollar	euro	1.2383	(9.0)	0.2
U.S. dollar	Indonesian rupiah	1213.8	4.5	(0.1)
U.S. dollar	South Korean won	8720.0	2.5	(0.1)

Hedges for Anticipated Exposure

The following table sets forth, as of December 31, 2003, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs		(€million)
Australian dollar	euro	1.6576	(28.0)	0.4
British pound	euro	0.7027	(56.0)	0.2
Canadian dollar	euro	1.5906	(8.3)	0.2

Czech krona	euro	32.14	(11.6)	0.1
Hungarian forint	euro	274.50	2.9	0.1
Hungarian forint	euro	274.50	(5.7)	(0.2)
Japanese yen	euro	132.46	24.1	-0.5
Japanese yen	euro	131.80	(78.5)	1.9
Mexican peso	euro	13.96	(24.5)	0.4
Polish zloty	euro	4.6774	(16.9)	0.1
South African rand	euro	7.8950	(11.2)	0.6

Swedish krona	euro	8.9345	(22.6)	0.4
Swiss franc	euro	1.5425	(18.3)	0.2

Thailand bath	euro	47.76	(4.8)	0.2
U.S. dollar	euro	1.2296	(211.1)	5.7

Foreign currency option contracts
	Option type	Strike price	Contract amount	Fair value
U.S. dollar/euro	long put	1.2000	15.9	0.8
U.S. dollar/euro	short put	1.2000	15.9	(0.4)

2003 Compared to 2002

The foreign currency hedge for our balance-sheet exposure decreased from a total nominal amount €362m as of December 31, 2002 to €251m as of December 31, 2003. The primary reasons for this decrease were changes in intercompany loan levels and the higher value of the euro.

The foreign currency hedge for our anticipated exposure decreased from €594m as of December 31, 2002 to €479m as of December 31, 2003 mainly due to lower exposures and the higher value of the euro.

ASSET-LIABILITY RISK MANAGEMENT

Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2003, our cash and securities classified as current assets amounted to €739m. Our short-term cash deposits are mainly euro denominated. Our total bank liabilities as of December 31, 2003 amounted to €110m. These liabilities are mostly short-term liabilities and are principally denominated in the local currencies of the group companies.

As of December 31, 2003, our positive net cash position (which we define as marketable securities and cash and cash equivalents less bank loans and overdrafts) was €629m. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short- term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "-Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2003.

Assets and liabilities
	2004	2005	2006	2007	2008	There- after	Total	Fair value
Euro:	(€million)
Fixed income
Cash/Deposits	463						463	463
Average yield (%)	2.1%						2.1%
Fixed income securities						2	2	2
Average yield (%)						4.0%	4.0%
Liabilities	(69)				(1)		(70)	(70)
Average yield (%)	4.6%				9.0%		4.6%
Other:
Equity securities (mainly €)							10	10
U.S. dollar
Fixed income
Cash/Deposits	28						28	28
Average yield (%)	1.1%						1.1%
Fixed income securities*						155	155	155
Average yield						3.6%	3.6%
Liabilities	(10)	(3)					(13)	(13)
Average yield (%)	1.1%	2.5%					1.4%
Other currencies:
Fixed income
Cash/deposits	81						81	81
Liabilities	(27)						(27)	(27)
*invested in Mutual Bond Funds

Derivative positions
	2004	2005	2006	2007	2008	There- after	Total	Fair Value
Euro:	(€million)
Fixed income
German Bund Futures						7	7	0
Yield (%)						4.2%	4.2%
German Bobl Futures					38		38	0
Yield (%)					3.5%		3.5%
Japanese yen:
Japanese government bond futures						19	19	0
Yield (%)						1.4%	1.4%
Other derivatives:
Euro:
Long call options on Schering AG shares		10	10	22	22	19	83	14
U.S. Dollar:
Long equity swap on S&P 500		7						2

2003 Compared to 2002

Our net cash position as described above increased by €63m to €629m at December 31, 2003 from €566m at December 31, 2002.

EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately €18m as of December 31, 2003. The market value of certain of these equity investments can fluctuate significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments. In 2003, we have recognized impairment charges of €8m for these equity investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of December 31, 2003 (the "Evaluation Date"), Schering Aktiengesellschaft (the "Company") conducted an evaluation (under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since December 31, 2003, there have not been any significant changes in the internal control or in other factors that could significantly affect the internal controls.

Item 16.A. Audit Committee financial expert

The Supervisory Board has determined that Dr. Karl-Hermann Baumann, chairman of the Audit Committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See “Item 6-Directors, Senior Management and Employees-Board Practices”.

Item 16.B. Code of ethics

We have adopted a written code of ethics that applies to, among others, the principal executive officer, principal financial officer and principal accounting officer of Schering Aktiengesellschaft. The code of ethics is filed as an exhibit to this Form 20-F Annual Report.

Item 16.C. Principal Accountant Fees and Services

BDO has served as Schering AG Group’s principal independent auditor for each of the fiscal years in the three-year period ended December 31, 2003. Fees billed by BDO for professional services in each of the last two fiscal years were as follows:

	Year ended December 31,
	2003	2002
	€	€
	(in millions)
Audit fees	3.5	3.4
Audit-related fees	0.1	0.0
Tax fees	0.3	0.2
All other fees	0.0	0.1
Total	3.9	3.7

“Audit Fees” are the aggregate fees billed by BDO for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, as well as audits of statutory financial statements of Schering AG and its affiliates. Also included in “Audit Fees” are amounts billed for attestation services in relation to regulatory filings and other compliance requirements.

“Audit-Related Fees” are fees billed by BDO for attestation regarding compliance with certain agreements, the audit of employee benefit plans and pension schemes, and other agreed-upon procedures.

“Tax Fees” comprise fees for tax declarations, advice on actual or contemplated transactions, and expatriate employee tax services.

Subsequent to the auditor’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and monitors the auditors’ independence. In order to assure the independence of the auditors, the Audit Committee established a policy of ongoing supervision and pre-approval of permissible audit-related and tax services provided by the independent auditors. According to this policy, permissible audit-related and tax services are pre-approved under the provision that the accumulated fees for such services do not exceed 5% of the total fees and the Audit Committee is notified of such services before they are completed. All other services require pre-approval on a case-by-case basis.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliate Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See our Consolidated Financial Statements beginning at F-1.

Item 19. Exhibits

1.1	Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language convenience translation thereof)
2.1	Form of Deposit Agreement among Schering Aktiengesellschaft, JP Morgan Chase Bank, as depositary, and the holders from time to time of American Depositary Receipts*
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request
4.1	Summary of Employment Arrangements between Schering AG and Dr. Hubertus Erlen**
8.1	Subsidiaries of Schering Aktiengesellschaft
11.1	Code of Ethics of Schering Aktiengesellschaft
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000
** Incorporated by reference to Form 20-F annual report of Schering AG filed with the Securities and Exchange Commission on March 13, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering AKTIENGESELLSCHAFT

By: /s/ JÖRG SPIEKERKÖTTER

Name: Dr. Jörg Spiekerkötter

Title: Chief Financial Officer

Date: March 8, 2004

Schering AG

Index to Consolidated Financial Statements

Report of Independent Auditors
Consolidated Financial Statements:
Consolidated Income Statements for the years ended December 31, 2003, 2002 and 2001
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Cash Flow Statements for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements

Report of Independent Auditors

We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2003 and 2002, and the consolidated statements of income, cash flows and changes in shareholders‘ equity for each of the years in the three-year period ending December 31, 2003. The preparation and the content of these consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Financial Reporting Standards (IFRS), based on our audit.

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

In our opinion, the consolidated financial statements present in accordance with IFRS fairly the net assets and financial position as of December 31, 2003 and 2002 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2003.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected shareholders‘ equity as of December 31, 2003, 2002 and 2001 and net profit for each of the years in the three-year period ended December 31, 2003 to the extent summarized in Notes (37) and (38) to the consolidated financial statements.

Berlin, Germany

February 25, 2004

BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Schering AG

CONSOLIDATED INCOME STATEMENTS

Consolidated Income Statements for the Years Ended December 31, 2003, 2002 and 2001

(in Millions Except per Share Data)

	See Notes	2003	2003	2002	2001
		$(1)	€	€	€
Net sales		6,082	4,828	5,023	4,842
Cost of sales		(1,553)	(1,233)	(1,212)	(1,215)
Gross profit		4,529	3,595	3,811	3,627
Marketing and selling costs		(1,921)	(1,525)	(1,629)	(1,601)
Engineering and administration costs	(6)	(713)	(566)	(566)	(525)
Research and development costs		(1,164)	(924)	(947)	(864)
Other operating income	(7)	502	399	370	348
Other operating expenses	(8)	(369)	(293)	(298)	(317)
Operating profit		864	686	741	668
Financial result	(9)	19	15	(23)	30
Income from disposal of Aventis CropScience	(10)	—	—	689	—
Acquisition-related expenses	(11)	—	—	(262)	—
Profit from ordinary activities		883	701	1,145	698
Income taxes	(12)	(321)	(255)	(276)	(270)
Net profit before minority interest		562	446	869	428
Minority interest		(4)	(3)	(2)	(10)
Net profit		558	443	867	418
EARNINGS PER SHARE (basic)	(13)	2.87	2.28	4.39	2.11
EARNINGS PER SHARE (diluted) (2)	(13)	2.87	2.28	4.38	2.10

(1) The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of $1.2597 to €1.00, the noon buying rate on December 31, 2003.
(2) Diluted by stock options issued as part of Long Term Incentive Plans

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED BALANCE SHEETS

Consolidated Balance Sheets as of December 31, 2003 and 2002

	See Notes	2003	2003	2002
		$ million(1)	€ million	€ million
ASSETS
Intangible assets	(15)	911	723	846
Property, plant and equipment	(16)	1,528	1,213	1,230
Financial assets	(17)	112	89	120
Fixed assets		2,551	2,025	2,196
Inventories	(18)	1,254	996	971
Trade receivables	(19)	1,371	1,088	1,054
Other receivables and other assets	(20)	682	541	514
Marketable securities	(21)	218	173	249
Cash and cash equivalents		713	566	408
Other non-current and current assets		4,238	3,364	3,196
TOTAL ASSETS		6,789	5,389	5,392
SHAREHOLDERS' EQUITY AND LIABILITIES
Issued capital(2)		244	194	197
Share premium account		421	334	331
Paid-up capital	(22)	665	528	528
Retained earnings	(23)	2,991	2,374	2,406
Shareholders' equity		3,656	2,902	2,934
Minority interest		20	16	15
Provisions for pensions and similar obligations	(24)	726	576	560
Other provisions	(25)	1,442	1,145	1,162
Provisions		2,168	1,721	1,722
Bank loans and overdrafts		139	110	91
Other liabilities		806	640	630
Liabilities	(26)	945	750	721
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		6,789	5,389	5,392
(1) The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.2597 to €1.00, the noon buying rate on December 31, 2003. (2) Contingent capital: €17 m

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED CASH FLOW STATEMENTS

Consolidated Cash Flow Statements for the years ended December 31, 2003, 2002 and 2001

	See Notes	2003	2003	2002	2001
		$ million(1)	€ million	€ million	€ million
Net profit before minority interest		562	446	869	428
Depreciation of fixed assets		393	312	318	286
Increase in long-term provisions		30	24	29	61
Other non-cash expenses and income		33	26	(40)	(109)
Result from disposal of fixed assets		(53)	(42)	(651)	(13)
Purchase of Leukine® development project		—	—	224	—
Cash flows before working capital changes		965	766	749	653
Change in inventories and receivables		(322)	(256)	(251)	(72)
Change in liabilities and provisions (other than long-term)		89	71	86	89
Cash flows from operating activities	(29)	732	581	584	670
Purchase of fixed assets		(400)	(318)	(559)	(388)
Proceeds from disposal of fixed assets		155	123	1,601	42
Purchase and sale of marketable securities		45	36	(165)	300
Purchase of Leukine® development project		—	—	(224)	—
Acquisitions net of cash acquired		(3)	(2)	8	(171)
Proceeds from disposal of subsidiaries net of cash disposed		—	—	24	—
Cash flows used in/from investing activities	(30)	(203)	(161)	685	(217)
Dividend payment of Schering AG		(227)	(180)	(164)	(198)
Change in financial liabilities		29	23	(133)	(37)
Funding of Schering Pension Trust		—	—	(500)	(300)
Purchase of treasury shares		(113)	(90)	(234)	—
Cash flows used in financing activities		(311)	(247)	(1,031)	(535)
Net change in cash and cash equivalents		218	173	238	(82)
Effect of exchange rate movements on cash and cash equivalents		(19)	(15)	(22)	0
Cash and cash equivalents as of January 1		514	408	192	274
Cash and cash equivalents as of December 31	(28)	713	566	408	192
(1) The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.2597 to € 1.00, the noon buying rate on December 31, 2003.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2003, 2002 and 2001

	Paid-up capital		Retained earnings				Shareholders’ equity
				Accumulated other comprehensive income
	Issued capital	Share premium account	Other retained earnings	Currency translation adjustment	Derivative hedging instruments	Available for-sale securities
	€ million
January 1, 2001	198	330	1,675	94	—	—	2,297
First-time application of IFRS 39	—	—	—	—	7	89	96
Changes in fair value	—	—	—	—	(2)	(59)	(61)
Realized gains/losses	—	—	—	—	(1)	(2)	(3)
Translation adjustments	—	—	—	7	—	—	7
Other comprehensive income	—	—	—	7	4	28	39
Net profit	—	—	418	—	—	—	418
Dividend payment of Schering AG	—	—	(198)	—	—	—	(198)
December 31, 2001	198	330	1,895	101	4	28	2,556
Changes in fair value	—	—	—	—	41	(45)	(4)
Realized gains/losses	—	—	—	—	(21)	21	0
Translation adjustments	—	—	—	(234)	—	(1)	(235)
Other comprehensive income	—	—	—	(234)	20	(25)	(239)
Net profit	—	—	867	—	—	—	867
Dividend payment of Schering AG	—	—	(164)	—	—	—	(164)
Purchase of treasury shares for acquisitions	—	—	(158)	—	—	—	(158)
Issue of treasury shares for acquisitions	—	—	148	—	—	—	148
Purchase of treasury shares (redeemed)	(1)	1	(76)	—	—	—	(76)
December 31, 2002	197	331	2,512	(133)	24	3	2,934
Changes in fair value	—	—	—	—	31	5	36
Realized gains/losses	—	—	—	—	(40)	(7)	(47)
Translation adjustments	—	—	—	(194)	—	0	(194)
Other comprehensive income	—	—	—	(194)	(9)	(2)	(205)
Net profit	—	—	443	—	—	—	443
Dividend payment of Schering AG	—	—	(180)	—	—	—	(180)
Purchase of treasury shares (redeemed)	(3)	3	(90)	—	—	—	(90)
December 31, 2003	194	334	2,685	(327)	15	1	2,902

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General principles

The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). New standards issued by the IASB are adopted at the effective date.

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

31 domestic companies and 112 foreign companies are consolidated. A total of four companies were consolidated for the first time in 2003. Four companies are no longer consolidated. Comparability with previous years is not affected by these changes.

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

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement under Other operating income and expenses.

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

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Impairment losses are recognized where the cost of inventories exceeds the expected net proceeds from disposal. In addition, the Cost of sales reported in the income statement includes expenses relating to unutilized capacity.

Accounts receivable and bills of exchange

Accounts receivable and bills of exchange are recognized net of an allowance for doubtful accounts.

Marketable securities

Marketable securities are measured using the same principles applicable to the measurement of long-term securities.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

The following assumptions were used in calculating the pension liabilities:

	German plans			Other plans(1)
	2003	2002	2001	2003	2002	2001
Discount rate	5.5%	5.75%	6.0%	4.5%	5.0%	5.0%
Increase in salaries	2.5%	3.0%	3.0%	3.7%	4.1%	4.1%
Increase in pensions	1.25%	1.25%	1.5%	0.8%	0.7%	0.7%
Expected return on plan assets	7.0%	7.0%	7.0%	5.4%	5.75%	6.2%
(1) weighted average of the individual plans

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

Derivative financial instruments

Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized directly in Other comprehensive income. The results are only recognized in the income statement after the hedged underlying transactions have been realized.

Commitments and contingencies

Unrecognized commitments and contingencies as of December 31, 2003 are explained in Note (32).

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

Preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates mainly affect provisions for inventory obsolescence, environmental, warranty and litigation risks, the measurement of pension liabilities and the probability of deferred tax assets being recovered against future taxable profits.

(5) Currency translation

Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance sheet date.

Translation of the financial statements of Group companies located outside the euro zone is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group's share of the equity of foreign associates, are translated at the exchange rate on the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the exchange rate on the balance sheet date. Exchange rate differences are recognized directly as Other comprehensive income.

Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:

	Closing rate (basis 1€)			Annual average rate (basis 1€)
	2003	2002	2001	2003	2002	2001
U.S. dollar	1.26	1.05	0.88	1.14	0.95	0.89
Pound sterling	0.70	0.65	0.61	0.69	0.63	0.62
Brazilian real	3.66	3.71	2.05	3.48	2.71	2.08
Japanese yen	135.05	124.39	115.33	131.62	118.02	108.72

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

(7) Other operating income

	2003	2002	2001
	€m	€m	€m
Income from foreign currency hedges and monetary transactions	188	133	113
License and commission income	42	41	33
Income from providing services to third parties	51	41	45
Reversal of provisions	31	31	25
Miscellaneous	87	124	132
	399	370	348

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

(8) Other operating expenses

	2003	2002	2001
	€m	€m	€m
Expenses from foreign currency hedges and monetary transactions	115	125	137
Goodwill amortization	47	46	40
Costs of providing services to third parties	46	38	38
Miscellaneous	85	89	102
	293	298	317

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes gains from cash flow hedges of €66m (2002: €35m, 2001: €2m).

(9) Financial result

	2003	2002	2001
	€m	€m	€m
Result from investments
Result from investments in associates	0	44	84
Impairment of investments	(7)	(26)	(32)
Disposal of investments	30	1	10
	23	19	62
Interest result
Income from long-term securities and loans	2	2	2
Other interest and similar income	21	25	36
Other interest and similar expenses	(10)	(8)	(7)
Net interest income	13	19	31
Interest component of additions to provisions for pensions	(35)	(44)	(76)
	(22)	(25)	(45)
Other financial result
Write-downs of loans and marketable securities	0	(4)	(12)
Other financial income	17	13	71
Other financial expenses	(3)	(26)	(46)
	14	(17)	13
Financial result	15	(23)	30

The item Disposal of Investments contains a gain of €22m resulting from the sale of our remaining 49% interest in Oy Leiras Finland AB. In the previous year, the Result from investments in associates included a profit of €45m from our 24% interest in Aventis CropScience Holding S.A., Lyon (Aventis CropScience). We sold this investment at the beginning of June 2002. Our share in the result for the full year 2001 amounted to €85m.

Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions. The previous year’s Other financial expenses included exchange rate losses of €6m (2001: €13m) caused by the monetary crisis in Argentina.

Impairment of investments in 2002 is related to impairment charges on shares in companies in the United States and Europe; in 2001 to impairment charges on shares in companies in the United States.

(10) Income from disposal of Aventis CropScience

The income from the disposal of our 24% interest in Aventis CropScience in fiscal 2002 was composed of the following items:

€m
Proceeds from disposal	1,500
Carrying amount*	(526)
Indemnities	(285)
Income	689
* After deducting items that had been included in Other comprehensive income

The indemnities amounting to €285m relate in particular to environmental, tax and product liability risks. The Schering AG Group has entered into a contractual undertaking to the buyer to assume these risks.

(11) Acquisition-related expenses

The Acquisition-related expenses in fiscal 2002 contained one-time effects, primarily expenses of €224m for the acquisition of the rights to the development project for the use of Leukine® in Crohn’s disease, and a further €20m resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

(12) Income taxes

Income before taxes is as follows:

	2003	2002	2001
	€m	€m	€m
Domestic	280	567	336
Foreign	421	578	362
Total	701	1,145	698

The respective tax expenses are:

	2003	2002	2001
	€m	€m	€m
Domestic	(60)	(32)	(125)
Foreign	(195)	(244)	(145)
Total	(255)	(276)	(270)

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 40.5% (2002: 39.1%; 2001: 39.1%) to tax expenses at the effective tax rate is as follows:

	2003	2002	2001
	€m	€m	€m
Income before taxes	701	1,145	698
Notional tax expenses (at the statutory rate applicable to Schering AG)	(284)	(448)	(273)
Tax reduction relating to dividends	30	27	—
	(254)	(421)	(273)
Tax effect of non-deductible expenses and tax-free receipts	(6)	189	(16)
Prior-period taxes	(13)	(69)	(17)
Tax effect of recognizing income from associates net of tax	0	18	33
Effects of lower tax rates abroad	18	7	3
Income taxes	(255)	(276)	(270)
Tax rate	36.4%	24.1%	38.7%
Current tax expenses	(207)	(360)	(332)
Deferred tax expenses/income	(48)	84	62
Income taxes	(255)	(276)	(270)

The tax effect of non-deductible expenses and tax-free receipts in the previous year was primarily driven by tax-free receipts from the disposal of Aventis CropScience.

In fiscal 2003, the dividend payment for 2002 reduced the tax expense by €30m. Based on the current regulations, we do not expect any corporate income tax reduction for the dividend payments in 2004 and 2005.

The utilization of tax loss carryforwards reduced tax expenses in 2003 by €1m (2002: €2m; 2001: €4m). Deferred tax assets of €14m relating to tax loss carryforwards were recognized as of December 31, 2003 (December 31, 2002: €25m). As of December 31, 2003, unrecognized tax loss carryforwards totaled €19m (December 31, 2002: €22m). Of these amounts, €14m has no expiration date, while the remainder expires within ten years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	December 31, 2003		December 31, 2002
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m
Intangible assets	66	2	115	1
Property, plant and equipment	(113)	1	(109)	1
Inventories	103	6	90	8
Provisions for pensions	39	0	(5)	(1)
Other provisions	42	(1)	75	(3)
Other	36	5	64	11
	173	13	230	17

The item Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €10m (2002: €16m) which relate to items credited directly to equity. These have been offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €542m (2002: €645m). If such earnings were distributed, withholding tax of €34m (2002: €38m) would be due based on tax rates in effect at the balance sheet date.

(13) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2003	2002	2001
Net profit (€m)	443	867	418
Weighted average number of shares outstanding	194,413,614	197,296,507	198,000,000
Basic earnings per share (€)	2.28	4.39	2.11

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group’s stock option plans (LTI Plan 2000 and the first and second tranche of the LTI 2001 “Key Managers” Plan) represent a potential dilution of earnings per share.

The plans grant Schering AG stock options to senior executives. Exercise of the options depends on certain performance criteria relating to the Schering AG share price which are defined in the stock option plans [see Note (36)].

	2003	2002	2001
Net profit (€m)	443	867	418
Weighted average number of shares outstanding	194,413,614	197,296,507	198,000,000
Adjustment for potential dilutive shares	296,295	573,200	926,418
Weighted average number of shares (including potential dilutive shares)	194,709,909	197,869,707	198,926,418
Diluted earnings per share (€)	2.28	4.38	2.10

The terms of the stock option plans reserve for Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(14) Personnel costs/employees

	2003	2002	2001
Personnel costs (€m)
Wages and salaries	1,245	1,278	1,240
Social security and support payments	241	236	221
	1,486	1,514	1,461
Pensions	88	81	70
	1,574	1,595	1,531
Number of employees by function (annual average)
Production	9,093	9,023	8,564
Marketing and selling	8,642	8,629	8,404
Research and development	4,692	4,560	4,302
Administration	4,134	4,033	3,786
	26,561	26,245	25,056
Number of employees by Region (annual average)
Schering AG	8,320	8,223	7,746
Europe Region	8,269	8,219	8,000
United States Region	3,681	3,389	3,024
Japan Region	1,572	1,621	1,715
Latin America/Canada Region	2,478	2,517	2,490
Asia/Middle East Region	1,371	1,464	1,432
Other employees	870	812	649
	26,561	26,245	25,056

C. BALANCE SHEET DISCLOSURES

(15) Intangible assets

	Internally developed software	Patents, licenses, trademarks and similar assets	Goodwill	Negative goodwill	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2002	31	365	591	(27)	960
Change in consolidated companies	—	(8)	—	—	(8)
Additions	23	224	118	—	365
Disposals	0	(28)	(14)	4	(38)
Translation adjustments	(3)	(19)	(24)	—	(46)
December 31, 2002	51	534	671	(23)	1,233
Change in consolidated companies	—	0	—	—	0
Additions	23	24	2	—	49
Disposals	0	(36)	—	—	(36)
Translation adjustments	(2)	(16)	(33)	—	(51)
December 31, 2003	72	506	640	(23)	1,195
Accumulated amortization, impairments and reversals
January 1, 2002	2	114	194	(4)	306
Change in consolidated companies	—	0	—	—	0
Additions	6	75	46	(5)	122
Disposals	0	(23)	(6)	—	(29)
Translation adjustments	(1)	(8)	(3)	—	(12)
December 31, 2002	7	158	231	(9)	387
Change in consolidated companies	—	0	—	—	0
Additions	11	69	47	(4)	123
Disposals	0	(26)	—	—	(26)
Translation adjustments	0	(8)	(4)	—	(12)
December 31, 2003	18	193	274	(13)	472
Book values as of December 31, 2002	44	376	440	(14)	846
Book values as of December 31, 2003	54	313	366	(10)	723

In 2002, additions to Patents, licenses, trademarks and similar assets related mainly to the acquisition cost for the manufacturing and marketing rights to Leukine® in its approved indications. These rights are being amortized over a useful life of eight years.

Additions to goodwill in 2002 related primarily to the acquisition of Collateral Therapeutics in the United States.

(16) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2002	1,455	1,274	777	86	3,592
Change in consolidated companies	11	(2)	3	(1)	11
Additions	20	79	89	93	281
Disposals	(107)	(68)	(66)	(1)	(242)
Transfers	16	37	21	(74)	—
Translation adjustments	(74)	(39)	(44)	(12)	(169)
December 31, 2002	1,321	1,281	780	91	3,473
Change in consolidated companies	(1)	0	0	—	(1)
Additions	14	72	76	69	231
Disposals	(11)	(38)	(71)	(1)	(121)
Transfers	12	51	16	(79)	—
Translation adjustments	(52)	(22)	(31)	(7)	(112)
December 31, 2003	1,283	1,344	770	73	3,470
Accumulated depreciation
January 1, 2002	736	1,030	566	—	2,332
Change in consolidated companies	1	(2)	1	—	0
Additions	42	50	78	—	170
Disposals	(51)	(64)	(60)	—	(175)
Reversal of impairments	—	0	0	—	0
Transfers	0	0	0	—	—
Translation adjustments	(30)	(24)	(30)	—	(84)
December 31, 2002	698	990	555	—	2,243
Change in consolidated companies	0	0	0	—	0
Additions	42	60	77	0	179
Disposals	(8)	(34)	(64)	0	(106)
Reversal of impairments	—	—	—	—	—
Transfers	0	0	0	—	—
Translation adjustments	(21)	(15)	(23)	0	(59)
December 31, 2003	711	1,001	545	—	2,257
Book values as of December 31, 2002	623	291	225	91	1,230
Book values as of December 31, 2003	572	343	225	73	1,213

Additions to Property, plant and equipment decreased by 18% to €231m in 2003. 59% of this expenditure related to Germany, 14% to other countries of the European Union, 16% to the United States, and 2% to Japan. 25% of capital expenditure related to research and development, and 53% to production, quality assurance and environmental protection. 22% was allocated to marketing and selling, and other functions.

(17) Financial assets

	Investments in associates	Other investments	Long-term securities	Sundry loans	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2002	601	115	3	41	760
Change in consolidated companies	—	0	—	0	0
Additions	42	33	0	5	80
Disposals	(564)	(16)	0	(7)	(587)
Changes in fair value	—	(31)	—	0	(31)
Translation adjustments	(1)	(15)	0	0	(16)
December 31, 2002	78	86	3	39	206
Change in consolidated companies	—	—	—	—	—
Additions	10	10	1	26	47
Disposals	(48)	(29)	(1)	(12)	(90)
Changes in fair value	—	3	—	—	3
Translation adjustments	0	(8)	0	(1)	(9)
December 31, 2003	40	62	3	52	157
Accumulated write-downs
January 1, 2002	45	42	0	7	94
Change in consolidated companies	—	—	—	—	—
Additions	8	26	0	0	34
Disposals	(2)	0	—	0	(2)
Reversals	(32)	—	—	(1)	(33)
Translation adjustments	—	(7)	—	0	(7)
December 31, 2002	19	61	0	6	86
Change in consolidated companies	—	—	—	—	—
Additions	7	7	0	3	17
Disposals	(7)	(18)	—	(3)	(28)
Reversals	—	—	—	(1)	(1)
Translation adjustments	—	(6)	—	0	(6)
December 31, 2003	19	44	0	5	68
Book values as of December 31, 2002	59	25	3	33	120
Book values as of December 31, 2003	21	18	3	47	89

Disposals of Investments in associates in 2003 relate in part to our 49% interest in Oy Leiras Finland AB, amounting to €21m. Additions to Investments in associates in 2002 mainly related to our 49% interest in Oy Leiras Finland AB, amounting to €21m.

The disposals of Investments in associates in the previous year particularly related to the sale of our interest in Aventis CropScience (€556m) and to dividend payments.

Fair value changes in marketable investments of €3m (2002: €(31)m) before taxes were recognized directly in Other comprehensive income after deducting deferred taxes. Other investments which were considered to be impaired resulted in impairment charges of €7m (2002: €26m).

Sundry loans include €20m (December 31, 2002: €25m) relating to mortgage loans to employees.

Changes in carrying amounts of Investments in associates:

	Aventis CropScience	Other associates	Total
	€m	€m	€m
January 1, 2002	512	44	556
Profit/loss shares (1)	45	(1)	44
Dividend payments	0	(6)	(6)
Additions	0	22	22
Disposals	(556)	0	(556)
Translation adjustments	(1)	0	(1)
December 31, 2002	0	59	59
Profit/loss shares(1)	—	0	0
Dividend payments	—	(7)	(7)
Additions	—	3	3
Disposals	—	(34)	(34)
Translation adjustments	—	0	0
December 31, 2003	—	21	21
(1) After deduction of goodwill amortization

(18) Inventories

	Dec. 31, 2003	Dec. 31, 2002
	€m	€m
Raw materials and supplies	212	199
Work in process	429	395
Finished goods and goods for resale	352	373
Payments on account	3	4
	996	971

Inventories as of December 31, 2003 include €66m carried at net realizable values that are lower than their cost (December 31, 2002: €33m).

(19) Trade receivables

Trade receivables as of December 31, 2003 include €21m with a remaining term of more than one year (December 31, 2002: €14m). Allowances for doubtful accounts on trade receivables as of December 31, 2003 amounted to €25m (December 31, 2002: €22m).

(20) Other receivables and other assets

	Dec. 31, 2003	Dec. 31, 2002
	€m	€m
Current tax assets	178	102
Deferred tax assets	173	230
Sundry assets	190	182
	541	514

Other receivables and other assets include €199m with a remaining term of more than one year (December 31, 2002: €246m).

(21) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2003 included unrealized gains of €1m (December 31, 2002: €6m) that are recognized net of deferred taxes in Accumulated other comprehensive income.

(22) Paid-up capital

As of December 31, 2003, issued capital amounted to €194,000,000 (2002: €196,500,000; 2001: €198,000,000) and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

During the reporting period, 2,500,000 treasury shares were purchased and redeemed for a total of €90.2m. The Supervisory Board amended the Articles of Association accordingly. These shares accounted for €2.5m of paid-up capital, which was reduced accordingly. Under section 237 (5) of the German Stock Corporation Act (Aktiengesetz), an equivalent amount has been withdrawn from retained earnings and added to the capital reserve. In 2002, 1,5000,000 treasury shares were purchased and redeemed for a total of €76.0m.

In 2003, Schering AG purchased 242,660 treasury shares for an average price of €43.62 per share for the issuance of employee shares. The shares were offered to qualified employees at €17.00 per share.

In 2002, Schering AG purchased 181,968 treasury shares for an average price of €66.48 per share for the issuance of employee shares. The shares were offered to qualified employees at €24.80 per share.

For the acquisition of Collateral Therapeutics in 2002 through a stock swap, Schering AG purchased 2,451,659 treasury shares at an average price of €64.27 per share between April and June of 2002. These treasury shares have been distributed to the shareholders of Collateral Therapeutics.

The Executive Board is authorized to purchase treasury shares until September 30, 2004 for purposes codified in section 71 (1) No. 8 of the German Stock Corporation Act. In total, up to €15,000,000 in issued capital may be acquired under this authorization.

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

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues may not exceed €300,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €11,538,462 through the issue of up to 11,538,462 shares (Contingent capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options. Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent capital II). This contingent increase in issued capital will only be implemented to the extent that holders of option rights that have been issued until September 30, 2003, on the basis of the Annual General Meeting’s authorization of April 26, 2001 exercise their option rights and that claims are not settled by the transfer of treasury shares or cash payments.

(23) Retained earnings

Retained earnings comprise Other retained earnings and Accumulated other comprehensive income.

The Executive Board will propose to the General Meeting a dividend of € 0.93 per share (totaling €180m) for fiscal year 2003.

(24) Provisions for pensions and similar obligations

	Dec. 31, 2003	Dec. 31, 2002
	€m	€m
Provisions for retirement benefit obligations in Germany	458	439
Provisions for retirement benefit obligations outside Germany	72	70
Provisions for similar obligations	46	51
	576	560

Pension benefits in Germany are primarily determined by years of service and average remuneration in the final five years prior to retirement.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust ( Schering Altersversorgung Treuhand Verein). In 2002, a one-time payment of €500m had been transferred to this trust in addition to regular contributions.

Defined benefit plans of foreign subsidiaries, which are primarily service-related, are generally funded.

We consider projected service costs and the expected return on plan assets when calculating the net periodic pension costs for these plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2003	2002	2003	2002
	€m	€m	€m	€m
Change in projected benefit obligation
PBO at beginning of the year	1,345	1,303	309	315
Service cost	30	36	25	22
Interest cost	76	78	17	17
Actuarial (gains) and losses	22	(17)	75	2
Benefits paid	(60)	(52)	(14)	(15)
Transfer of obligations	1	(3)	—	—
Translation adjustments	—	—	(36)	(32)
PBO at end of year	1,414	1,345	376	309
Change in plan assets
Fair value of plan assets at beginning of the year	730	304	182	210
Actual return on plan assets	128	(64)	14	(18)
Employer contribution	18	522	26	20
Contributions by plan participants	—	—	1	1
Benefits paid	(38)	(32)	(11)	(12)
Translation adjustments	—	—	(19)	(19)
Fair value of plan assets at end of year	838	730	193	182
Funded status	576	615	183	127
Unrecognized actuarial losses	(118)	(176)	(111)	(57)
Provisions for pensions	458	439	72	70

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2003	2002	2001
	€m	€m	€m
Service cost	55	58	47
Interest cost	93	95	91
Expected return on plan assets	(60)	(52)	(13)
Amortization of unrecognized actuarial gains and losses	10	3	2
Net periodic pension costs of defined benefit plans	98	104	127
Costs of defined contribution plans and other pension costs	25	21	19
Total pension costs	123	125	146

The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (9)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (14)].

For a foreign multi-employer defined benefit plan the necessary information to account for the plan as a defined benefit plan is not available to us. The plan is accounted for as a defined contribution plan.

Measurement date for the fair value of plan assets is December 31. The parameters and assumptions described in Note (4) were applied. These parameters are also applied in the following year in determining interest cost, service cost and the expected return on plan assets. The basis for the add back of interest cost to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; allocations during the year are included ratably. The basis for the amortization of actuarial gains and losses is the amount calculated as of January 1, to the extent to which such amounts exceed 10% of the obligation.

The portfolio structure of domestic plan assets at the balance sheet date and the target structure are as follows:

Asset class			Portfolio structure of plan assets
	Target structure	December 31, 2003	December 31, 2002
Equities	45%	46%	38%
Hedge funds	20%	13%	20%
Bonds	35%	31%	37%
Others	0%	10%	5%
	100%	100%	100%

The differences between the actual and target allocations are due in part to market price developments, and in part to risk management efforts based on market expectations. At the end of 2002 and beginning of 2003, cash funds were invested in equities to approximate their target allocation after the decline in equity prices. During 2003, investments in corporate and emerging market bonds were reduced due to a fall in spreads and yields. The lower proportion of hedge funds at the year-end is due to the start of diversification into other products of the same class, which has not yet been completed.

The use of derivatives is allowed, as we fully hedge the currency risks and also transform the interest rate exposure in other currencies into the euro interest curve. We also employ a risk management system to calculate historical worst-case scenarios of given portfolios.

The expected rate of return of 7% is based on historical and expected future averages for risk premiums and absolute returns of the asset classes analyzed. They are also cross-checked against market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of a pension trust. Since its inception at the end of 2001 the compounded annual average rate of return of the assets in our domestic pension trust was approximately 4.9%.

The expected contributions to plan assets in 2004 amount to €18m.

(25) OTHER PROVISIONS

	January 1, 2003							December 31, 2003
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	239	239	98	(67)	(16)	—	(5)	249	249
Deferred tax	—	17	47	(48)	—	—	(3)	13	—
Personnel costs	243	342	239	(221)	(9)	0	(19)	332	229
Third-party claims	9	318	9	(2)	(1)	—	(7)	317	40
Environmental matters	11	79	5	(5)	0	—	(2)	77	11
Restructuring	10	26	6	(5)	(7)	—	0	20	11
Other	137	141	117	(95)	(13)	—	(13)	137	120
	649	1,162	521	(443)	(46)	0	(49)	1,145	660

	January 1, 2002							December 31, 2002
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	120	120	201	(75)	0	—	(7)	239	239
Deferred tax	—	49	17	(42)	(2)	0	(5)	17	—
Personnel costs	240	333	260	(212)	(15)	(1)	(23)	342	243
Third-party claims	15	44	286	(2)	(5)	—	(5)	318	9
Environmental matters	11	50	5	(4)	0	32	(4)	79	11
Restructuring	5	7	18	(6)	—	7	—	26	10
Other	145	154	116	(105)	(9)	0	(15)	141	137
	536	757	903	(446)	(31)	38	(59)	1,162	649

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

(26) Liabilities

	Dec. 31, 2003		Dec. 31, 2002
	Current	Total	Current	Total
	€m	€m	€m	€m
Bank loans and overdrafts	74	110	53	91
Trade payables	352	354	359	361
Taxes payable	74	75	61	61
Social security costs payable	34	34	31	31
Payables to employees	28	38	26	38
Miscellaneous	126	139	128	139
	688	750	658	721

(27) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2003 (all collateralized by mortgages) was €33m (December 31, 2002: €41m).

D. CASH FLOW STATEMENT DISCLOSURES

(28) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand.

(29) Cash flows from operating activities

Cash flows from operating activities included interest received of €22m (2002: €28m; 2001: €37m) and interest paid of €10m (2002: €8m; 2001: €6m). Payments of income taxes amounted to €259m (2002: €274m; 2001: €214m).

In 2002, Other non-cash expenses and income included our share of the profit from Aventis CropScience of €45m (2001: €85m).

The result from disposal of fixed assets includes a profit of €22m from the sale of our remaining 49% interest in Oy Leiras Finland AB. In 2002, this item mainly included income from the disposal of Aventis CropScience.

(30) Cash flows used in/from investing activities

Purchase of fixed assets in 2002 included the acquisition cost of the manufacturing and marketing rights to Leukine® in its approved indications. The part of the acquisition cost relating to the project to develop Leukine® in the indication of Crohn’s disease has been recognized separately.

The Proceeds from disposal of fixed assets include €43m from the sale of our remaining 49% interest in OY Leiras Finland AB. In 2002, this position included €1.5bn relating to the sale of our interest in Aventis CropScience.

The purchase and sale of marketable securities comprises purchases of €103m (2002: €196m; 2001: €79m) and sales of securities of €139m (2002: €31m; 2001: €379m). The proceeds in 2001 included €250m from the transfer of securities to the Schering Pension Trust.

Cash flows used in Acquisitions net of cash acquired in the reporting period relate to the acquisition of minority interests in two group companies. In 2002, this item essentially related to the acquisition of the remaining 88.1% interest in Collateral Therapeutics (2001: acquisition of the remaining 25.1% interest in the Jenapharm Group and remaining 40% interest in the French radiopharmaceuticals company CIS bio). The allocation of the purchase consideration paid to assets and liabilities is as follows:

	2003	2002	2001
	€m	€m	€m
Fixed assets	—	5	68
Other non-current and current assets	—	48	4
Provisions and liabilities	—	(10)	(33)
Minority interest	0	—	85
Goodwill	2	118	48
	2	161	172
Issue of treasury shares	—	(148)	—
Purchase of minority interest in prior years	—	(6)	—
Cash acquired	—	(15)	(1)
Cash flows used in Acquisitions net of cash acquired	2	(8)	171

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

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision, and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

	Notional amount December 31,		Fair value December 31,
	2003	2002	2003	2002
	€m	€m	€m	€m
Currency hedging of anticipated sales and expenses
Currency forwards	471	519	10	13
Options	8	75	0	2
	479	594	10	15
Currency hedging of assets and liabilities
Currency forwards	251	362	5	4
Asset and liability management
Options	83	34	14	6
Swaps	5	0	2	0
Interest-rate futures	76	69	0	1
	164	103	16	7

Notional amounts reflect the net of sale and purchase contracts. The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2003, approximately 66% (December 31, 2002: 71%) of the underlying exposure of €1.1bn (December 31, 2002: €1.3bn) was hedged. Yen and U.S. dollar amounts accounted for approximately 62% (December 31, 2002: 73%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes model. Changes in fair values are recognized in Other receivables and other assets and Other provisions respectively.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of tax as Other comprehensive income. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are recognized in Other operating income.

As of December 31, 2003, we recognized gains of €24m (net of tax: €15m) resulting from 2003 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2004 (December 31, 2002: €39m; net of tax €24m).

Accordingly in 2003, we recognized gains of €39m (net of tax: €24m) resulting from 2002 hedging contracts in Other operating income, since these gains are attributable to sales and expenses realized in 2003 (December 31, 2002: €6m; net of tax €4m).

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

At the balance sheet date, our net financial position based on cash and cash equivalents plus marketable securities and bank loans was €629m (December 31, 2002: €566m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 1.4 years (December 31, 2002: approximately 1.7 years).

The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

(32) Contingent liabilities and other financial commitments

	Dec. 31, 2003	Dec. 31, 2002
	€m	€m
Contingent liabilities
Financial guarantees	27	23
	27	23
Other financial commitments
Liabilities under operating leases
due within 1 year	49	47
due in 1 to 5 years	101	100
due after 5 years	43	47
Authorized capital expenditure	285	300
	478	494

As of December 31, 2003 we had issued financial guarantees of €27m (December 31, 2002: €23m) which are related to transactions arising from the normal course of business.

The Schering AG Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains product rights or licenses to market the developed products, such as Campath®/MabCampath™ (partner: ILEX Oncology, Inc.) and Zevalin® (partner: Biogen Idec Inc.). The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

€m
2004	71
2005	43
2006	25
2007	43
2008	—
Thereafter	—
182

(33) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
	€m	€m	€m
2003
Europe Region(1)	3,278	891	2,387	1%
United States Region	1,209	6	1,203	(6%)
Japan Region	517	0	517	(11%)
Latin America/Canada Region	454	71	383	(11%)
Asia/Middle East Region	212	13	199	(11%)
Other Activities	183	44	139	(8%)
Segment total	5,853	1,025	4,828	(4%)
Other	—	—	—	—
Schering AG Group	5,853	1,025	4,828	(4%)
2002
Europe Region(1)	3,266	909	2,357	8%
United States Region	1,288	6	1,282	15%
Japan Region	580	1	579	(13%)
Latin America/Canada Region	480	50	430	(16%)
Asia/Middle East Region	236	12	224	5%
Other Activities	206	55	151	(4%)
Segment total	6,056	1,033	5,023	4%
Other	—	—	—	—
Schering AG Group	6,056	1,033	5,023	4%
2001
Europe Region(1)	3,041	858	2,183	9%
United States Region	1,121	8	1,113	12%
Japan Region	663	—	663	(1%)
Latin America/Canada Region	540	29	511	8%
Asia/Middle East Region	222	9	213	8%
Other Activities	257	98	159	5%
Segment total	5,844	1,002	4,842	8%
Other	—	—	—	—
Schering AG Group	5,844	1,002	4,842	8%
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

Information on External net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Schering Oy (formerly Leiras Oy), Jenapharm, CIS bio international and Justesa Imagen Group, generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year
	€m		€m	€m	€m
2003
Europe Region(1)	1,031	(1%)	(73)	(426)	532	(3%)
United States Region	394	8%	(15)	(254)	125	20%
Japan Region	202	(12%)	(13)	(101)	88	(17%)
Latin America/Canada Region	137	(4%)	(8)	(79)	50	16%
Asia/Middle East Region	68	(17%)	(15)	(39)	14	(52%)
Other Activities	57	(24%)	(38)	(25)	(6)	(138%)
Segment total	1,889	(2%)	(162)	(924)	803	(5%)
Other	-1,203	1%	162	924	(117)	11%
Schering AG Group	686	(7%)	—	—	686	(7%)
2002
Europe Region(1)	1,040	13%	(62)	(430)	548	19%
United States Region	366	16%	(11)	(251)	104	44%
Japan Region	229	(6%)	(14)	(109)	106	(1%)
Latin America/Canada Region	143	(16%)	(7)	(93)	43	(55%)
Asia/Middle East Region	82	14%	(13)	(40)	29	(19%)
Other Activities	75	(6%)	(35)	(24)	16	(52%)
Segment total	1,935	7%	(142)	(947)	846	5%
Other	(1,194)	5%	142	947	(105)	(22%)
Schering AG Group	741	11%	—	—	741	11%
2001
Europe Region(1)	922	13%	(60)	(402)	460	14%
United States Region	315	8%	(8)	(235)	72	71%
Japan Region	244	(1%)	(15)	(122)	107	(1%)
Latin America/Canada Region	170	12%	(7)	(68)	95	9%
Asia/Middle East Region	72	4%	(12)	(24)	36	0%
Other Activities	80	10%	(34)	(13)	33	27%
Segment total	1,803	9%	(136)	(864)	803	15%
Other	(1,135)	12%	136	864	(135)	121%
Schering AG Group	668	4%	—	—	668	4%
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

The total of the Segment results is reconciled to the consolidated Operating profit as follows:

	2003	2002	2001
	€m	€m	€m
Total of Segment results	803	846	803
Costs of corporate functions	(198)	(198)	(188)
Other income/expenses	81	93	53
Total other	(117)	(105)	(135)
Operating profit	686	741	668

The Cost of corporate functions comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in Other income/expenses.

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses shown under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocated to corporate functions, financial liabilities and tax liabilities, which are included under Other. Financial liabilities mainly consist of €458m (December 31, 2002: €439m) pension obligations from German retirement benefit plans. The corresponding €35m (2002: €44m) in interest costs is included in the Financial result.

	Depreciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
	€m	€m	€m	€m	€m	€m	€m
2003
Europe Region(1)	105	8	2,110	815	103	2,497	158
United States Region	101	1	819	228	53	623	41
Japan Region	20	6	386	62	15	334	7
Latin America/Canada Region	14	—	175	28	21	145	16
Asia/Middle East Region	10	—	114	4	17	77	8
Other Activities	13	—	111	5	22	39	3
Segment total	262	15	3,715	1,141	231	3,715	231
Other	40	2	1,674	1,330	49	1,674	49
Schering AG Group	302	17	5,389	2,471	280	5,389	280
2002
Europe Region(1)	101	10	2,035	802	193	2,429	386
United States Region	108	5	927	263	287	719	162
Japan Region	21	—	441	53	31	383	9
Latin America/Canada Region	16	—	168	31	42	135	29
Asia/Middle East Region	5	—	115	7	16	83	5
Other Activities	10	—	134	6	28	71	6
Segment total	261	15	3,820	1,162	597	3,820	597
Other	31	4	1,572	1,281	49	1,572	49
Schering AG Group	292	19	5,392	2,443	646	5,392	646
2001
Europe Region(1)	99	20	1,848	795	156	2,042	279
United States Region	65	10	768	259	133	729	54
Japan Region	27	9	488	50	27	445	16
Latin America/Canada Region	14	—	249	50	28	223	22
Asia/Middle East Region	9	—	116	9	17	88	8
Other Activities	16	—	165	16	27	107	9
Segment total	230	39	3,634	1,179	388	3,634	388
Other	24	13	1,629	1,513	35	1,629	35
Schering AG Group	254	52	5,263	2,692	423	5,263	423
(1) Incl. Africa, Australia and New Zealand

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
	€m		€m	€m
2003
Gynecology&Andrology(1)	1,622	1%	1,163	76
Specialized Therapeutics	1,560	(5%)	1,202	59
Diagnostics&Radiopharmaceuticals	1,312	(7%)	1,056	63
Dermatology	200	(7%)	180	14
Other Sources	134	(10%)	114	19
Segment total	4,828	(4%)	3,715	231
Other	—	—	1,674	49
Schering AG Group	4,828	(4%)	5,389	280
2002
Gynecology&Andrology(1)	1,613	7%	1,131	102
Specialized Therapeutics	1,637	10%	1,262	373
Diagnostics&Radiopharmaceuticals	1,406	(3%)	1,109	83
Dermatology	217	(5%)	191	18
Other Sources	150	(7%)	127	21
Segment total	5,023	4%	3,820	597
Other	—	—	1,572	49
Schering AG Group	5,023	4%	5,392	646
2001
Gynecology&Andrology	1,510	12%	1,069	131
Specialized Therapeutics	1,491	6%	1,044	153
Diagnostics&Radiopharmaceuticals	1,452	7%	1,199	73
Dermatology	227	3%	195	15
Other Sources	162	3%	127	16
Segment total	4,842	8%	3,634	388
Other	—	—	1,629	35
Schering AG Group	4,842	8%	5,263	423
(1) In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology.

(34) Information on principal companies included in the consolidated financial statements

The table below contains information on principal companies included in the consolidated financial statements as of and for the year ended December 31, 2003 [the complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin]:

Name and location of company	% of Equity	Equity	Result	Sales	Employees
		€m(1)	€m(1)	€m(1)
Germany
Schering AG, Berlin(2)		1,563	442	2,338	8,283
Schering Deutschland Holding AG, Hamburg(3)	100.0	276	29	408	616
Jenapharm GmbH&Co. KG, Jena(3)	100.0	47	41	163	1,069
Schering Finnland Holding GmbH, Berlin	100.0	207	29	—	—
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	24	2	71	148
Schering Oy, Turku, Finland(3)	100.0	179	49	221	878
Schering S.A., Lys-Lez-Lannoy/France(3)	99.9	193	3	393	1,554
Schering Holdings Ltd., Burgess Hill/UK(3)	100.0	24	10	155	325
Schering S.p.A., Milan/Italy(3)	100.0	92	22	315	882
Schering Nederland B.V., Weesp/Netherlands	100.0	37	5	65	92
Schering Wien Ges.m.b.H., Vienna/Austria	100.0	297	8	63	110
Schering Lusitana Lda., Mem Martins/Portugal	100.0	15	2	53	133
Schering (Schweiz) AG, Baar/Switzerland	100.0	10	3	64	79
Schering España S.A., Madrid/Spain(3)	99.9	92	16	214	667
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	11	0	61	171
North America
Schering Berlin Inc., Wilmington, Del./USA(3)	100.0	746	53	1,202	3,714
Berlex Canada Inc., Lachine/Canada	100.0	12	4	66	214
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	13	6	47	212
Schering do Brasil Ltda., São Paulo/Brazil	100.0	43	3	118	743
Schering Colombiana S.A., Bogotá/Colombia	100.0	25	6	62	310
Schering Mexicana S.A., Mexico City/Mexico	100.0	41	8	75	254
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	8	1	18	355
Nihon Schering K.K., Osaka/Japan	100.0	139	16	497	1,560
Schering Pty. Ltd., Sydney/Australia	100.0	18	5	77	117
Schering (Korea) Ltd., Seoul/Korea	100.0	23	2	58	263
Schering (Bangkok) Ltd., Bangkok/Thailand(3)	100.0	6	1	17	123
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	10	(1)	30	100

(1) In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2003. Sales were translated into € at the annual average rate of exchange.
(2) Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the consolidated financial statements.
(3) Figures include consolidated subsidiaries.

(35) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board amounted to €3,092 thousand and is composed as follows:

	Fixed compensation	Variable compensation	Committee functions
	€ thousand	€ thousand	€ thousand
Dr. Giuseppe Vita (Chairman)	7	298	76
Other members of the Supervisory Board	51	2,267	393
	58	2,565	469

A member of the Supervisory Board has received an annual fee for consultancy services [see section "Related Party Transactions"].

The total remuneration of the members of the Executive Board amounted to €11,164 thousand and is composed as follows:

	Fixed compensation	Variable compensation	Exercise LTI Plan 2000
	€ thousand	€ thousand	€ thousand
Dr. Hubertus Erlen (Chairman)	544	1,638	—
Other members of the Executive Board	2,150	6,716	116
	2,694	8,354	116

A provision of €22,923 thousand has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2003 amounted to €1,967 thousand.

As part of the stock option plan set up in 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 76,500 Schering AG shares as of December 31, 2003. These options may be exercised between 2003 and 2006. The exercise of the options depends on certain performance criteria relating to the Schering AG share price, which are determined under the provisions of the plans [see Notes (36) and (38)].

In addition, members of the Executive Board held 84,000 stock appreciation rights as part of the LTI Plan 2001/I (introduced in 2001), 100,000 stock appreciation rights as part of the LTI Plan 2001/II (introduced in 2002) and 120,000 stock appreciation rights as part of the LTI Plan 2001/III (introduced in 2003), which are subject to the fulfillment of certain conditions. These stock appreciation rights do not grant the right to acquire Schering AG shares, but rather the right to a cash settlement of the difference between the market price of Schering AG shares at the time of exercise and the exercise price [see Notes (36) and (38)].

The maximum number of shares (LTI Plan 2000) or stock appreciation rights (LTI Plans 2001/I through 2001/III) is as follows:

	LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II	LTI Plan 2001/III
Dr. Hubertus Erlen (Chairman)	22,500	20,000	20,000	20,000
Other members of the Executive Board	54,000	64,000	80,000	100,000
	76,500	84,000	100,000	120,000

As of December 31, 2003, a member of the Supervisory Board held non-transferable stock options for a maximum of 22,500 Schering AG shares, which were granted to him in his former capacity as a member of the Executive Board of Schering AG under the stock option plan set up in 2000.

As of December 31, 2003, a loan was granted to a member of the Supervisory Board [see section "Related Party Transactions"].

A directors’ and officers’ liability insurance policy (D&O) has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

(36) Stock option plans

In 1998, 2000, and 2001, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”). Participants in the LTI Plans 1998 and 2000 who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 20% under the LTI Plan 1998 and 30% under the LTI Plan 2000.

The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, the second tranche (LTI Plan 2001/II) was introduced in 2002 and the third tranche (LTI Plan 2001/III) was introduced in 2003. All three tranches distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I, 2001/II and 2001/III invested in Schering AG shares and received stock appreciation rights. Upon exercise of these rights, beneficiaries receive a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66; LTI Plan 2001/II: €66.48; LTI Plan 2001/III: €40.18). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

“Key Managers” participating in the LTI Plans 2001/I and 2001/II were granted options entitling them to subscribe for shares when the options are exercised. “Key Managers” participating in the LTI Plan 2001/III received stock appreciation rights. The strike price of the “Key Managers” options was fixed at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13; LTI Plan 2001/II: €73.13; LTI Plan 2001/III: €44.20). This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles.

The cost of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models. However, the costs of the LTI Plans 1998 and 2000 and 2001/III have been largely hedged by the purchase of Schering AG call options. A provision is recognized pro rata on the basis of these costs. The costs of the options under the LTI Plans 1998, 2000, 2001/I “Top Executives”, 2001/II “Top Executives”, 2001/III “Top Executives” and 2001/III “ Key Managers” are recognized as expenses. By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

	LTI Plan 1998	LTI Plan 2000
Number of options outstanding as of January 1, 2003	—	4,777
Granted	—	—
Forfeited in 2003	—	—
Exercised in 2003	—	1,937
Number of options outstanding as of December 31, 2003	—	2,840
Maximum number of award shares	—	511,200
Exercise price per share (€)	—	0
Compensation costs in 2003 (€m)	—	(2)
Compensation costs in 2002 (€m)	2	2
Benchmark index	DAX	STOXX Healthcare
Date of grant	Jan. 1, 1998	Jan. 1, 2000
Exercise period	Jan. 1, 2001 until Dec. 31, 2002	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2003	413,500	794,100
Granted	—	—
Forfeited in 2003	7,000	29,700
Exercised in 2003	—	—
Number of options outstanding as of December 31, 2003	406,500	764,400
Maximum number of award shares	—	764,400
Exercise price per share (€)	54.66	60.13
Compensation costs in 2003 (€m)	0	—
Compensation costs in 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2003	411,000	1,034,700
Granted	—	—
Forfeited in 2003	13,000	33,900
Exercised in 2003	—	—
Number of options outstanding as of December 31, 2003	398,000	1,000,800
Maximum number of award shares	—	1,000,800
Exercise price per share (€)	66.48	73.13
Compensation in costs 2003 (€m)	0	—
Compensation in costs 2002 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

	LTI Plan 2001/III
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2003	0	0
Granted	420,700	1,173,000
Forfeited in 2003	3,000	12,600
Exercised in 2003	—	—
Number of options outstanding as of December 31, 2003	417,700	1,160,400
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation in costs 2003 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010

F. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

(37) Reconciliation to U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of Net Profit to U.S. GAAP (in € Millions Except per Share Data)

	Note	2003	2002	2001
Net profit under IFRS		443	867	418
U.S. GAAP adjustments
Business combinations
- Acquired in-process R&D	(a)	14	(119)	(12)
- Other differences	(a)	15	13	(8)
Property, plant and equipment
- Capitalization of interest	(b)	(1)	(1)	(2)
- Reversal of impairment losses	(b)	0	1	(2)
Internal-use software	(c)	—	(3)	(3)
Equity investment (Aventis CropScience)	(d)	—	71	8
Inventories	(e)	4	6	(5)
Provisions for pensions	(f)	2	2	1
Other provisions	(g)	15	(2)	(5)
Treasury Shares/ Schering AG call options	(h)	—	—	—
Stock option plans	(i)	3	14	3
Cash flow hedges	(j)	—	—	(11)
Tax effect on U.S. GAAP adjustments	(k)	(6)	(1)	21
Net profit under U.S. GAAP		489	848	403
Earnings per share under U.S. GAAP
- basic (€)		2.52	4.30	2.04
- diluted (€)		2.51	4.29	2.03

Reconciliation of shareholders' equity to U.S. GAAP (in € millions)

	Note	2003	2002	2001
Shareholders' equity under IFRS		2,902	2,934	2,556
U.S. GAAP adjustments
Business combinations
- Acquired in-process R&D	(a)	(141)	(175)	(83)
- Other differences	(a)	42	28	16
Property, plant and equipment
- Capitalization of interest	(b)	16	17	18
- Reversal of impairment losses	(b)	(3)	(3)	(4)
Internal-use software	(c)	—	—	3
Equity investment (Aventis CropScience)	(d)	—	—	(71)
Inventories	(e)	22	18	12
Provisions for pensions	(f)	(33)	(54)	(1)
Other provisions	(g)	18	3	5
Treasury shares/ Schering AG call options	(h)	(7)	(10)	(11)
Stock option plans	(i)	22	34	35
Cash flow hedges	(j)	—	—	—
Tax effect on U.S. GAAP adjustments	(k)	(11)	2	(18)
Shareholders' equity under U.S. GAAP		2,827	2,794	2,457

a.) Business combinations

Under IFRS, acquired in-process R&D is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. U.S. GAAP requires the identification of acquired in-process R&D as a separate component of the purchase price allocation. The ascertained amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRS. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002). With regard to our acquisition of Collateral Therapeutics, the difference between the purchase price and net assets acquired was identified as in-process R&D and expensed in the amount of €131m under U.S. GAAP. In determining the cost of the acquisition, securities issued by the acquirer are measured at their fair value at the date of the exchange transaction under IFRS. Under U.S. GAAP, the purchase price determination is based on the market price of the securities over a reasonable period of time before and after the date that the terms of the acquisition are agreed to and announced, thereby resulting in an increase in the purchase price of €18m for the acquisition of Collateral Therapeutics compared with IFRS.

Under U.S. GAAP, the negative goodwill arising on the acquisition of CIS bio international is deducted proportionately from non-current assets, excluding securities.

In fiscal 2001, amortization charges amounting to €35m were included in net profit under U.S. GAAP.

In contrast to IFRS, goodwill arising from acquisitions is not amortized under U.S. GAAP with effect from January 1, 2002. Acquired goodwill is allocated to reporting units and tested annually for impairment. The most recent fair value determination in 2002, which was based on the present value of estimated future cash flows, resulted in an amount that exceeded the carrying amount of the corresponding reporting unit by a substantial margin. The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination in 2002. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination in 2002, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. Accordingly, no goodwill was written down for impairment in 2003.

b.) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IFRS. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €3m (2002: €4m; 2001: €4m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2003 was €16m (2002: €17m; 2001: €18m). The reduction relates to depreciation.

Under IFRS, impairments of fixed assets at our production plant in Bergkamen have been reversed during fiscal 2000 and 2001. Impairment losses cannot be reversed under U.S. GAAP.

c.) Internal-use software

As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” under U.S. GAAP. This statement requires the capitalization of certain costs incurred in the development of software for internal use, including payroll and payroll-related costs. Under IFRS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under U.S. GAAP, but expensed under IFRS.

d.) Equity investment (Aventis CropScience)

The application of U.S. GAAP in the consolidated financial statements of Aventis CropScience reduced the carrying amount of our equity investment. The most significant differences related to acquired in-process R&D from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhône-Poulenc Agro. The investment was disposed of at the beginning of June 2002. Due to the lower book value under U.S. GAAP, the sale of our investment in 2002 resulted in a higher profit.

e.) Inventories

Under IFRS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

f.) Provisions for pensions

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

The amortization of actuarial gains/losses [see Note (24)] is partly related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999. This requires amortization amounting to €3m (2002: €3m) to be eliminated in the reconciliation.

Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. In 2003, an additional liability amounting to €36m (2002: €54m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item amounting to €22m after deferred taxes (2002: €33m after deferred taxes) has been directly recognized as Accumulated other comprehensive income in 2003.

g.) Other provisions

The reconciliation item relates almost exclusively to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRS, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees’ remaining service period (on an undiscounted basis).

h.) Schering AG call options

Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRS. Under U.S. GAAP, the Schering AG call options are deducted from equity.

i.) Stock option plans

Refer to Note (36) of the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (38) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 1998 and LTI Plan 2000:

The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IFRS are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (DAX and STOXX Healthcare). The costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRS, the accumulated compensation costs are shown as a liability. Under U.S. GAAP, these costs are part of equity.

LTI Plan 2001:

Both LTI Plan 2001/I “Top Executives” and LTI Plan 2001/II “Top Executives” are variable award plans. Compensation costs under IFRS are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IFRS as well as under U.S. GAAP.

j.) Cash flow hedges

Prior to January 1, 2001, gains and losses from currency hedging of anticipated sales and expenses were deferred under IFRS by applying hedge accounting. Accordingly, we recognized gains of €11m in 2001 (net of tax: €7m) relating to 2000 hedging contracts, since these gains are related to sales and expenses realized in 2001. No hedge accounting was applied under U.S. GAAP.

As of January 1, 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP and IAS 39 "Financial Instruments: Recognition and Measurement" under IFRS. Hedging of anticipated sales and expenses is now accounted for as a cash flow hedge under U.S. GAAP and IFRS.

k.) Tax effect on U.S. GAAP adjustments

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

Statement of comprehensive income for the years ended December 31

	2003	2002	2001
	€m	€m	€m
U.S. GAAP net profit [see Note (37)]	489	848	403
Currency translation adjustments
IFRS accounts	(194)	(234)	7
Reconciliation to U.S. GAAP	19	8	—
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €(4)m; 2002: €14m; 2001: €16m)	5	(45)	(59)
Less realized (gains) and losses recognized in net profit (after tax expense of €5m; 2002: €(4)m; 2001: €2m)	(7)	21	(2)
Less (gains) and losses resulting from currency translation adjustments (after deferred taxes of €0m; 2002: 1m)	0	(1)	—
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €(20)m; 2002: €(27)m; 2001: €(3)m)	31	41	5
Less realized (gains) and losses recognized in net profit (after tax expense of €26m; 2002: €14m; 2001: €1m)	(40)	(21)	(1)
Minimum pension liability (after deferred taxes of €(7)m; 2002: €21m)	11	(33)	—
Other comprehensive income, net of tax	(175)	(264)	(50)
Comprehensive income, net of tax	314	584	353

Accumulated other comprehensive income balances as of December 31

	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other com- prehensive income
	€m	€m	€m	€m	€m
January 1, 2001	91	89	—	—	180
Other comprehensive income 2001	7	(61)	4	—	(50)
December 31, 2001	98	28	4	—	130
Other comprehensive income 2002	(226)	(25)	20	(33)	(264)
December 31, 2002	(128)	3	24	(33)	(134)
Other comprehensive income 2003	(175)	(2)	(9)	11	(175)
December 31, 2003	(303)	1	15	(22)	(309)

Statement of U.S. GAAP shareholders’ equity as of December 31

	2003	2002	2001
	€m	€m	€m
Equity according to U.S. GAAP before Accumulated other comprehensive income	3,136	2,928	2,327
Accumulated other comprehensive income	(309)	(134)	130
Total equity according to U.S. GAAP	2,827	2,794	2,457

Available-for-sale securities:

	Book value	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2003	€m	€m	€m	€m
Investments (non-current)	18	0	—	18
Marketable securities	173	1	—	173
	191	1	—	191
As of December 31, 2002
Investments (non-current)	25	2	5	25
Marketable securities	249	6	—	249
	274	8	5	274
As of December 31, 2001
Investments (non-current)	69	30	—	69
Marketable securities	103	3	—	103
	172	33	—	172

Proceeds from sales of available-for-sale securities in 2003 amounted to €160m (2002: €31m, 2001: €144m). Gross Gains of €14m and gross losses of €3m were realized on the sale of such securities in 2003. Gross gains in 2002 as well as gross losses in 2002 and 2001 on such sales were immaterial. Gross gains of €17m were realized on the sale of securities in 2001. In 2003, impairment losses of €7m were recognized (2002: €26m; 2001: €44m). In December 2001, securities with a fair value of €250m were transferred to the Schering Pension Trust, thereby realizing a gain of €35m.

Maturities of fixed-term marketable securities as of December 31, 2003 are as follows:

	Book value	Market value
	€m	€m
Less than 1 year	0	0
Between 1 and 5 years	0	0
More than 5 years	2	2

As of December 31, 2003, the Group also held an investment in a fixed-income fund of €155m (2002: €185m).

Impairment of long-lived assets

The Group periodically evaluates the carrying amount of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. Under U.S. GAAP, the carrying amount of a long-lived asset is considered impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2003, 2002 and 2001, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRS and U.S. GAAP.

Corporate debt

At December 31, 2003, the Schering AG Group had aggregate unused committed lines of credit of €81m (December 31, 2002: €192m).

Employee benefit plans

The information required by SFAS No. 132 (revised 2003) “Employers` Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (24) to the consolidated financial statements.

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRS [see Note (4)].

Under IFRS, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (9)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €35m (2002: €44m; 2001: €76m).

Stock option plans

In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

LTI Plans 1998 and 2000:

The fair value of one option for the LTI Plan 1998 at the date of grant (January 1, 1998) was €2,408 (€10m for all options).The fair value of one option for the LTI Plan 2000 at the date of grant (January 1, 2000) was €6,374 (€32m for all options). Both calculations were based on a Monte Carlo simulation.

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

LTI Plan 2001/III:

The fair value of one option for the LTI Plan 2001/III “Top Executives” at the date of grant (May 2, 2003) was €12.25 (€5m for all options). The fair value of one option for the LTI Plan 2001/III “Key Managers” at the date of grant (May 2, 2003) was €11.10 (€13m for all options). Both calculations were based on a Black-Scholes option pricing model using the following assumptions:

Expected life	5 years
Dividend yield	2.3%
Risk-free interest rate	3.21%
Volatility	37.7%

The pro forma information, prepared in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, is as follows:

	2003	2002	2001
Net profit, as reported (U.S. GAAP)	489	848	403
Add: Stock-based employee compensation expense determined under APB No. 25	0	(10)	16
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	(14)	(22)	(43)
Pro forma net profit (U.S. GAAP)	475	816	376
Earnings per share (basic):
- as reported (€)	2.52	4.30	2.04
- pro forma (€)	2.44	4.14	1.90
Earnings per share (diluted):
- as reported (€)	2.51	4.29	2.03
- pro forma (€)	2.44	4.12	1.89

Intangible assets

Expected amortization on intangible assets, excluding amortization on goodwill:

	IFRS	U.S. GAAP
	€m	€m
2004	78	98
2005	72	89
2006	60	69
2007	55	63
2008	46	53

Goodwill

Allocation of goodwill to the primary segments:

	IFRS		U.S. GAAP
	2003	2002	2003	2002
	€m	€m	€m	€m
Europe Region	271	313	147	148
United States Region	75	101	40	46
Japan Region	12	17	5	6
Latin America/Canada Region	4	5	0	0
Asia/Middle East Region	4	4	3	2
Other Activities	0	0	0	0
	366	440	195	202

Under IFRS, acquired in-process R&D is capitalized as goodwill. U.S. GAAP requires such amounts to be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRS.

The change in goodwill reported under U.S. GAAP between 2002 and 2003 is related to currency translation adjustments as well as to an addition to our segment Asia/Middle East Region amounting to €2m.

Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142. If the standard had been applied already in 2001, net profit and earnings per share would have been as follows:

	2003	2002	2001
Net profit, as reported (U.S.GAAP)	€489m	€848m	€403m
Goodwill amortization	—	—	€35m
Net profit, adjusted (U.S. GAAP)	€489m	€848m	€438m
Earnings per share (basic), as reported	€2.52	€4.30	€2.04
Goodwill amortization	—	—	€0.18
Earnings per share (basic), adjusted	€2.52	€4.30	€2.22
Earnings per share (diluted), as reported	€2.51	€4.29	€2.03
Goodwill amortization	—	—	€0.18
Earnings per share (diluted), adjusted	€2.51	€4.29	€2.21

Legal proceedings

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group’s consolidated results of operations, financial condition and cash flows. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

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

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim, Inc. which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the District Court in February 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002.

The Group’s subsidiary in the United States, Berlex Inc., was named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County and Westchester County, New York, in January and August 2003, respectively. The two lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged both counties for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Both counties seek a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuit, and a dismissal motion is currently pending.

Following the sale of Schering’s share in Aventis CropScience to Bayer AG, Bayer CropScience has initiated arbitration proceedings alleging the violation of a financial statement guarantee for which Bayer CropScience demands payments of damages. It cannot be reasonably estimated at the date of this report whether the underlying facts justify such a claim and , if so, to what extent the Group would be liable. Bayer CropScience has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement which might lead to damages. Also with respect to these claims it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering AG and Bayer AG with a New York court. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering AG could in any way have been involved in what was done to the plaintiff. Schering AG also believes that the claim cannot be made against an individual company but should be directed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with a capital of more than €5bn by German companies (including Schering AG) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering AG considers the claims asserted to be unjustified and expects that the action will be dismissed.

Dividends

Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated profit of the parent company, Schering AG. At December 31, 2003, the profit of Schering AG totaled €223m, resulting from 2003 net profit of €442m, less a transfer of €221m to Retained earnings, as determined by the Executive Board and the Supervisory Board, and an additional €2m profit brought forward from 2002.

Related Party Transactions

Shareholders: Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors’ and officers’ liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm’s length basis.

Directors: Certain members of the Supervisory and Executive Boards are members of the supervisory boards of various financial institutions with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June of 1996. For these services Professor Dormandy has received a fee of €56,242 plus expenses of €2,272 in 2003.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Board of Governors of Schering Forschungsgesellschaft mbH, a wholly owned subsidiary of Schering AG. They received attendance fees in this capacity of €1,000 and €2,000 respectively in 2003.

There was a loan with a balance of €30 thousand to one member of the Supervisory Board as of December 31, 2003 (repayments in 2003 amounted to €3 thousand). Interest of 6% is charged on the loan, which is repayable over 13 years. A loan previously granted to a member of the Executive Board was redeemed completely during the reporting period. All such loans have been granted prior to July 29, 2002 and have not been amended or extended since then.

According to section 15a of the German Securities Trading Act (”Wertpapierhandelsgesetz”), the members of the Executive or the Supervisory Board of Schering AG have to notify transactions in securities of their own company. This applies to transactions whose aggregate value terms of the total number of transactions carried out by the party subject to the disclosure requirement within 30 days exceeds €25 thousand. The same obligation applies to transactions of close relatives. During fiscal year 2003, Schering AG has been notified of a total of 12 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its web site. Members of the Supervisory Board and their relatives have purchased 5,000 Schering AG shares and have sold 1,000 shares. The same group has purchased 9,500 call options on Schering AG shares and has sold the same amount. Members of the Executive Board and their relatives have purchased 6,000 shares and have sold 2,700 call options. A complete list with all details of the notified transactions is available in the data bases of the German Federal Authority for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

New Accounting Standards under U.S. GAAP

We have applied SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” since January 1, 2002. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. In addition, it establishes criteria for the separate recognition of intangible assets from goodwill.

Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer subject to amortization, but must be tested for impairment annually using a defined procedure, resulting in the recognition of an impairment loss if appropriate. In fiscal 2001, goodwill amortization charges amounting to €35m were included in net profit under U.S. GAAP. Impairment testing of goodwill from earlier acquisitions performed in 2002 did not result in any impairment losses. Impairment testing was performed on the basis of the present value of estimated future cash flows. In addition, the estimated remaining useful lives of existing intangible assets were reviewed effective January 1, 2002 and, where necessary, their amortization periods adjusted to reflect the changes in their remaining useful lives.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The application of SFAS No. 143 did not materially impact our U.S. GAAP reconciliation.

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

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability associated with the exit or disposal of activities be recognized only when the liability is incurred, and not when the entity concerned commits to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The application of this standard had no material impact on our U.S. GAAP reconciliation.

In December, 2002, the Financial Accounting Standards Board issued SFAS No. 148 “Accounting for Stock-Based Compensation –Transition and Disclosure”, which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. SFAS No. 148 is effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been taken into account in the additional information provided on U.S. GAAP [see Note (38)].

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments, and derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity, are now required to be classified as liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003.The standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate-of-return-on-assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Note (24).

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB`s Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIE`s created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) shall be applied to all variable interest entities no later than the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.