Form 20-F
SCHERING AKTIENGESELLSCHAFT
filed 2005-03-18
CIK 1124139

As filed with the Securities and Exchange Commission on March 18, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

(Telephone: (+49-30) 468-1111)

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004:

190,000,000 Ordinary Shares

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

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board, formerly known as International Accounting Standards (IAS). IFRSs differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Unless otherwise specified, all shares and share-related information (such as per share information and share price information) have been adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective June 1, 2000.

We have five geographic reporting segments. As described in Note 33 to our Consolidated Financial Statements, as of January 1, 2004, we changed the name of our former Asia/Middle East Region reporting segment to the Asia/Pacific Region and reallocated certain countries between this Region and the Europe Region. We have restated the segment financial data for 2003 and 2002 to reflect these changes.

THE SCHERING NAME

Schering AG and Schering-Plough Corporation are unaffiliated companies that have been totally independent of each other for many years. For a brief description of the historical relationship between the two companies, see "Item 4 – Information on the Company – The Schering AG Group – History". Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the name "Schering". Subject to certain limited exceptions, Schering AG and the Group may not use the Schering name for commercial purposes relating to their healthcare business in the United States and Canada. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name. See "Item 4 – Information on the Company – Patents and Other Intellectual Property" for a description of this agreement between Schering AG and Schering-Plough Corporation.

FORWARD-LOOKING STATEMENTS

Some statements contained in this annual report constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

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

  factors relating to the implementation of strategic, operational and organizational initiatives;

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

For further discussion of these factors, see "Item 3 – Key Information – Selected Financial Data" and "– Risk Factors", "Item 4 – Information on the Company", "Item 5 – Operating and Financial Review and Prospects", and "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

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

In addition, in order to obtain (and maintain) marketing authorizations for our products, we must comply with a variety of governmental requirements and we are subject to governmental price-related interventions. These include the requirement to present, in addition to clinical studies proving efficacy, quality and safety of products, studies demonstrating health economic advantages including quality of life, studies proving so-called clinical excellence and submission to price and reimbursement negotiations for already marketed products as well as newly launched products. Governments and major healthcare providers in particular markets are able to exert substantial pressure on market prices. Some governments in Europe, for instance, are exerting strong downward pressure on the prices of the manufacturers by influencing doctors by way of incentives or sanctions to prescribe low cost medicines. The European Commission's efforts to harmonize the disparate national health systems has so far proven not to be successful, leaving the industry exposed to ad hoc national cost containment measures. These measures particularly target manufacturers' prices. As a consequence, parallel trading of products is encouraged as arbitrageurs take advantage of the price differential between those countries where governmental interventions have succeeded in depressing prices and those countries where competitive forces are allowed. Furthermore, central government control of market prices exists in major markets such as Japan and Brazil through limits on the opportunities for financial return and growth in these markets as well as the introduction of new products.

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

Exchange rate fluctuations could affect our operating result and our ability to price our products competitively

Our operations are conducted by entities in many countries and, accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, the Japanese yen and the British pound sterling, may affect our operating results. For example, the depreciation of the U.S. dollar against the euro had a negative impact on the reported sales of our U.S. subsidiaries for inclusion in the Schering AG Group's Consolidated Financial Statements in 2002, 2003 and 2004. Moreover, some entities in our Group import and export goods and services in currencies other than their own functional currencies. The results of such entities could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge part of these exposures through financial instruments in the form of forward contracts and currency swaps and options. We cannot assure you that exchange rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

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

Resources devoted to research and development may not yield new products that achieve commercial success

Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and time-consuming and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot assure you that products currently under development by us will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development of and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the product's sales.

We depend on our patents and proprietary rights; several of our patents will expire

Our success depends, in large part, on our ability to protect our current and future products and to defend our intellectual property rights. We have been issued numerous patents covering our active substances, pharmaceutical formulations and combinations, manufacturing processes, technologies and products, and have filed, and expect to continue to file, patent applications seeking to protect such newly developed technologies and products. Since many of the products that we sell are licensed to us by third parties, we also rely on the patents held by such third parties. We cannot be sure that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide us with competitive advantages or will not be challenged, invalidated or circumvented by competitors.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure you that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, that we will be able to maintain the confidentiality of information relating to such products.

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

During the period of patent protection, a product is normally only subject to competition from alternative products. We routinely monitor the activities of our competitors and other third parties with respect to their use of intellectual property. For example, on March 15, 2005, we became aware of a posting on the FDA's website regarding an abbreviated new drug application (ANDA) by a third party with respect to our oral contraceptive Yasmin® , one of our best-selling products. We have not been provided to date by the third party with a statement of the basis as to why our FDA-listed patents for Yasmin® would not be valid or would not be infringed by such an application, and in any case, we are prepared to defend vigorously our patent and regulatory position with respect to Yasmin® .

Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry of generic products into the market and a subsequent decline in market share and sales revenues. For example, the patent protection for Fludara® in the United States expired in 2003, and we have experienced a decrease in sales. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

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

We depend on sales of key products

We derived approximately 36% of our net sales in 2004 from sales of four key products: Betaferon® (which is sold in the United States and Canada under the Betaseron® trademark) (16% of net sales), Yasmin® (9%), Magnevist® (6%) and Iopamiron® (5%). We believe that these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

We may incur significant liabilities relating to the sale of our minority interest in Aventis CropScience

We may be subject to potential liabilities under the stock purchase agreement for the sale of our minority interest in Aventis CropScience for claims made by Bayer CropScience AG with respect to certain indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, social contributions and product liabilities. Bayer CropScience has initiated arbitration proceedings alleging the violation of a financial statement guarantee for which Bayer CropScience is demanding payments of damages. Bayer CropScience has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. Our liabilities under these claims and other future claims may be significant.

Existing insurance coverage may turn out to be inadequate

We aim to adequately cover foreseeable risks by insurance. Such insurance coverage, however, may turn out to not fully cover the risks to which the company is exposed. For certain risks, including certain products and product groups, adequate insurance coverage is not available on the market or not at acceptable conditions.

Our industry is susceptible to product-related liabilities

Like all pharmaceutical companies, we face potential significant risk of loss related to the use of products we market in the United States and in other regions from actions such as lawsuits. We cannot assure you that we can avoid such claims. We also cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the three-year period ended December 31, 2004, has been derived from our Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 2001, has been derived from our Consolidated Financial Statements not included in this annual report.

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board, formerly known as International Accounting Standards (IAS). IFRSs differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

You should read these selected consolidated financial data together with "Item 5 – Operating and Financial Review and Prospects" and our Consolidated Financial Statements appearing elsewhere in this annual report.

Consolidated Income Statement Data
	Year ended December 31,
	2004	2004	2003	2002	2001	2000
	$(3)	€	€	€	€	€
	(in millions, except per share data)
IFRSs:
Net sales	6,643	4,907	4,828	5,023	4,842	4,493
Operating profit	1,030	761	686	741	668	640
Financial result	(12)	(9)	15	(23)	30	(5)
Profit before taxes	1,018	752	701	1,145	698	635
Income taxes	(337)	(249)	(255)	(276)	(270)	(290)
Profit for the period	681	503	446	869	428	345
Attributable to:
Net profit	677	500	443	867	418	336
Minority interest	4	3	3	2	10	9
Weighted average number of shares outstanding(1)	191.21	191.21	194.41	197.30	198.00	198.00
Earnings per share (basic)/ADS(1)	3.53	2.61	2.28	4.39	2.11	1.70
Earnings per share (diluted)/ADS(1)	3.53	2.61	2.28	4.38	2.10	1.68
Dividends per share/ADS(1)(2)	1.35	1.00	0.93	0.93	0.83	1.00
United States GAAP:
Net profit	637	471	489	848	403	306
Earnings per share (basic)/ADS(1)	3.33	2.46	2.52	4.30	2.04	1.55
Earnings per share (diluted)/ADS(1)	3.33	2.46	2.51	4.29	2.03	1.53

Consolidated Balance Sheet Data (at period end date)
	As of December 31,
	2004	2004	2003	2002	2001	2000
	$(3)	€	€	€	€	€
	(in millions, except per share data)
IFRSs:
Total assets	7,568	5,590	5,389	5,392	5,263	5,206
Cash, cash equivalents and marketable securities	1,378	1,018	742	660	298	654
Non-current borrowings	269	199	36	38	45	43
Provisions for pensions and similar obligations	778	575	576	560	1,035	1,278
Equity before minority interest	4,074	3,009	2,906	2,940	2,563	2,298
Minority interest	23	17	16	15	15	92
Total equity(4)	4,097	3,026	2,922	2,955	2,578	2,390
United States GAAP:
Total shareholders' equity	3,886	2,870	2,831	2,800	2,464	2,305

(1) All share and per share data for 2000 have been adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective June 1, 2000.
(2) Includes bonus dividends of €0.33 per share declared with respect to 2000. The dividend with respect to 2004 is subject to approval at the Annual General Meeting to be held on April 14, 2005.
(3) The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of $1.3538 to €1.00, the noon buying rate for the euro in the City of New York as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.
(4) The 2000 to 2003 figures were restated to give effect to the changes in the presentation of Total equity (IAS 1) and in the accounting for employee share purchase plans (IFRS 2).

EXCHANGE RATES

Schering AG pays any dividends on its shares in euro. Furthermore, prices for Schering AG's shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect:

  the U.S. dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  the U.S. dollar equivalent of cash dividends on the shares paid in euro; and

  our earnings.

The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 1, 2005, was $1.3189 per €1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average(1) (Dollar per €1.00)

2000	0.9207
2001	0.8909
2002	0.9496
2003	1.1360
2004	1.2478
(1) Average of the noon buying rates on the last day of each month during the year.

The following table sets forth the high and low noon buying rate for the euro for each of the previous six months:

	High	Low
2004	(Dollar per €1.00)

September	1.2417	1.2052
October	1.2783	1.2271
November	1.3288	1.2703
December	1.3625	1.3224
2005
January	1.3476	1.2954
February	1.3274	1.2773

For a more complete discussion of exchange rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "– Risk Factors", "Item 5 – Operating and Financial Review and Prospects" and "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

DIVIDENDS

Schering AG has paid the following cash dividends in respect of its ordinary shares for the periods indicated. Euro amounts with respect to dividends are translated by the ADR depositary into U.S. dollars on the date of payment April 28, 2000 ($0.9089 per €1.00; noon buying rate); April 27, 2001 ($0.8895 per €1.00; exchange rate set by the ADR depositary); April 15, 2002 ($0.8789 per €1.00; exchange rate set by the ADR depositary); April 11, 2003 ($1.0692 per €1.00; exchange rate set by the ADR depositary); and April 19, 2004 ($1.2004 per €1.00; exchange rate set by the ADR depositary). The translation of the proposed 2004 dividend amount into dollar was performed using the noon buying rate for the € on December 31, 2004 ($1.3538 per €1.00).

	Year ended December 31,
	2004(3)		2003		2002		2001		2000(1)(2)
	€	$	€	$	€	$	€	$	€	$
Total dividend	1.00	1.35	0.93	1.12	0.93	0.99	0.83	0.74	1.00	0.89

(1) Adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective June 1, 2000.
(2) The dividend with respect to 2000 consisted of a regular dividend of €0.67 per share and a bonus dividend of €0.33 per share.
(3) The dividend with respect to 2004 is subject to approval at the Annual General Meeting to be held on April 14, 2005.

Holders of ADRs on the relevant record date will be entitled to receive any dividends payable with respect to the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in euro will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs with respect to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.

For a discussion of the material German and U.S. Federal income tax provisions regarding the taxation of dividends on the ordinary shares and the ADRs, see "Item 10 – Additional Information – Taxation".

Item 4. Information on the Company

THE SCHERING AG GROUP

INTRODUCTION

We are a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. We currently operate eight research and development centers in Europe, the United States and Japan, produce products in facilities located in Europe, the United States, Latin America and Asia, and market and sell our products in over 100 countries worldwide.

Our research and development efforts are primarily concentrated on the commercialization of novel technologies for unmet medical needs in our four core business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging and Specialized Therapeutics. During 2004 and 2003, our research and development expenditures totaled €919m (19% of our total net sales) and €924m (19% of our total net sales), respectively.

As a global pharmaceutical company with extensive worldwide operations, we manage our businesses on a geographic basis. Our pharmaceutical business consists of five geographic reporting segments: Europe, the United States, Latin America/Canada, Japan and Asia/Pacific (formerly Asia/Middle East). Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore presented as a separate segment.

For the year ending December 31, 2004, we achieved net sales of €4,907m, operating profit of €761m, and net profit of €500m.

The Group comprises over 140 subsidiaries worldwide with a workforce of over 25,000 employees at the end of December 2004.

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AG's principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (+49 30) 468-1111.

STRATEGY

We are committed to expanding our pharmaceuticals business by aiming at market leadership with innovative products in specialized areas

Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use our products. We have established a leading market position in female contraception, multiple sclerosis, and in-vivo diagnostics and aim at leadership in menopause management, gynecological therapy and a strong global position in oncology.

In order to assess the effectiveness of our efforts to attain our strategic objectives, we recently performed a comprehensive review of the strategic, operational and organizational aspects of the company, called the FOCUS Initiative. We announced the initial results from this review in June 2004.

As a result of the FOCUS Initiative, with effect from January 1, 2005, we have decided to focus our activities on four core business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging and Specialized Therapeutics. In order to fully exploit the underlying potential in each of our business areas, we also shifted our research and development resources from non-core fields into core portfolio areas with the highest growth opportunities. Therefore, all research and development activities in the area of Cardiovascular and Central Nervous System diseases (with the exception of Multiple Sclerosis and Spheramine® in Parkinson’s disease) will be terminated. The formation of the Oncology core business area, which was formerly part of the Specialized Therapeutics business area, highlights our commitment to achieving a strong global position in this field. Another result of the FOCUS Initiative is our decision to operate our dermatology business, which had formerly been a core business area, through a newly-formed company, Intendis GmbH. We believe that this stand-alone company will have the flexibility to achieve critical mass by actively pursuing cooperations and partnerships with third parties. Since January 1, 2005, Intendis is responsible for our worldwide dermatology business and is operating primarily through its own subsidiaries in Europe, Japan and North and South America. As a result of our operational review, we will continue to consolidate our production network, streamline our administrative processes and improve overall efficiency. We believe that the successful implementation of the FOCUS Initiative will enhance our competitive position and our ability to achieve profitable growth in our core business areas.

We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term (in part through the successful implementation of the FOCUS Initiative), measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin-offs and equity carve-outs of non-core businesses. We capitalized on our cash position with share repurchase programs since 1998. Four million shares were repurchased during 2004. Dividend growth, management's focus on constant earnings growth, and the use of stock-based compensation programs to align the interests of our employees and shareholders emphasize our commitment.

Growth strategy

We are pursuing growth in all major pharmaceutical markets. By focusing our research, development and marketing resources on our four core business areas, we believe that we have further increased our capability to compete successfully. Specifically, our growth strategy aims at achieving the following objectives:

Leadership position in gynecology and andrology

Schering AG is the major global player in female healthcare. We are the world market leader in fertility control in both volume terms and value terms. The most prominent products are the oral contraceptive Yasmin®, which has become the leading hormonal contraceptive worldwide, and the intrauterine hormone delivery system Mirena®. In menopause management, the key success drivers will be Angeliq®, Menostar® and the Climara® product family. We also offer a range of products for the treatment of hormone-related disorders in women, including Diane®-35 and Androcur®-10. We are currently developing innovative therapy options for uterine fibroids and endometriosis. In andrology, we offer successful preparations for the treatment of male hypogonadism (impaired function of the testes), including Nebido™ and Testogel®. Schering AG’s product pipeline is rich with innovative and unique products that meet women’s and men’s individual needs in our indication fields and allow us to further consolidate our unique position and expertise in gynecology and andrology.

Expand and exploit the full potential of our oncology franchise and pipeline

We aim to achieve growth with our products in the field of oncology. Our recognition of the importance of the oncology franchise is reflected by our decision, as part of the FOCUS Initiative, to form a separate core business area dedicated to oncology. In oncology, we are developing a leading position in hematology and a significant presence in the field of solid tumors. Our key near-term opportunities for building our presence in solid tumor oncology include the anti-angiogenic compound, PTK/ZK, which we are developing in collaboration with Novartis International AG. PTK/ZK is in Phase III of clinical development for the treatment of colorectal cancer and will be marketed in collaboration with Novartis. Our bisphosphonate, Bonefos®, which we want to register for the prevention of bone metastases in breast cancer patients, shall deliver near term growth.

Achieve significant business growth in specialized therapeutics through a leading role in multiple sclerosis

In therapeutics, we are a leading company in the field of multiple sclerosis (MS) with our product Betaferon®/Betaseron® and we are aiming to develop this indication area further through new ways of treatment. Betaferon®/Betaseron® was the first therapy to offer more than just symptom relief; it suppresses disease activity in patients with relapsing-remitting MS. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. A new pre-filled diluent syringe has been launched in Europe and Japan in 2003 and in the U.S. in 2004. Designed with patient comfort in mind, the new innovation shortens preparation time, helping to simplify injections. This adds another level of convenience for Betaferon®/Betaseron® users. We are stepping up life-cycle activities and marketing efforts on Betaferon®/Betaseron®, and developing alternative treatment options and application methods.

We are also developing Leukine®, an infection-fighting, white-blood cell stimulant, which is used in hematological oncology, for the use in Crohn's disease. The development of Leukine® for Crohn’s disease, which is currently in Phase III, offers significant sales potential.

Expand our business in diagnostic imaging

In our diagnostics and radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. We aim to increase sales of contrast media for MRI and to secure our X-ray business. In the X-ray contrast media market, we are a leading company worldwide. In the MRI contrast media market, we are the leader in terms of global market share. We aim to sustain this leadership and to continue growth through innovative products for new applications of MRI contrast media, such as Primovist®, a liver-specific MRI contrast agent, which was approved in Europe in 2004. We also aim to extend the use of our key marketed MRI contrast media, Magnevist® and Gadovist®, by obtaining approval for additional indications. In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our U.S. subsidiary Medrad, Inc., which is a worldwide market leader in vascular injection systems for the application of contrast agents in computed tomography (CT), angiography and MRI.

In the medium to long term, we believe that a significant growth opportunity exists in molecular imaging using innovative imaging agents, one example being our radiopharmaceutical product Flucis® for positron emission tomography (PET). We are pursuing innovative molecular imaging agents through in-house research and development as well as in-licensing. The field of oncological radiopharmaceuticals presents a particularly attractive opportunity given our expertise in oncology and the potential for synergies between our diagnostics and oncology businesses. In addition, we see a high potential in the market of neuro-imaging agents.

Developing our business in the United States into a growth engine

As the world's largest and one of the fastest growing markets, the United States is a high strategic priority for us. The United States offers pricing flexibility, broader marketing opportunities, such as direct-to-consumer advertising, and a business environment that nurtures pharmaceutical innovation. We expect growth to be achieved through increasing our presence in the areas of female contraception, menopause management, contrast media, oncology, as well as in the area of vascular injection systems for the application of contrast media.

Broaden our business in Japan

In Japan, where we traditionally have been strong in diagnostics, we are building a basis for sales growth in other business areas. Our future business expansion plans in Japan, the second-largest individual pharmaceutical market in the world, center on broadening our portfolio in the areas of oncology, specialized therapeutics and female healthcare. We have established a leading market position in the Japanese oral contraceptive market. In the next years, we expect to introduce Mirena®. It is our aim to attain market leadership in female healthcare. In X-ray and MRI, we seek to remain a market leader and to introduce further products in MRI. In therapeutics, we created a new market through the launch of Betaferon® for the treatment of MS. We are also establishing a position in hematological oncology with Fludara® and strive to gain a strong position in solid tumors.

Long term growth through internal discovery and collaboration efforts

The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science, discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions. In 2004, we invested approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts, presently being carried out by approximately 4,400 employees at eight research and development centers, with a network of collaboration arrangements.

One of our strategic objectives in research and development is to build a strong global position in oncology. We are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research, development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti-angiogenesis, gene discovery and new tumor markers. To respond to the challenges of modern drug discoveries such as effective research information sciences and a growing pressure to deliver drug candidates in the development pipeline, we are globalizing discovery and making better use of organizational synergies. To operationalize these goals, we have integrated our worldwide research activities into a Corporate Research business area. This business area ensures the effective utilization of state-of-the-art technology platforms thereby contributing to an efficient and high-quality drug discovery process. Research information sciences have been given particular emphasis as a strategically important capability for drug discovery.

There can be no assurance as to our success in implementing our strategy or achieving some or all of our strategic objectives. We also may not be successful in the implementation of the strategic, operational and organizational changes that we have adopted as part of the FOCUS Initiative, or achieving the results contemplated by the FOCUS Initiative.

Competitive Strengths

We believe that our competitive strengths include the following:

  Focused product portfolio and research and development efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in female contraception, multiple sclerosis, and in-vivo diagnostics and aim at leadership in menopause management, gynecological therapy and a strong position in oncology. We believe that this specialization results in a more efficient utilization of our resources in research and development as well as marketing. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  Strong position in gynecology and andrology. A commitment to gynecological healthcare is one of our traditional strengths. Our female healthcare business is concentrated in the areas of female contraception, menopause management and gynecological therapy, for example, the treatment of uterine fibroids. Our gynecological therapy business is designed to meet the lifetime needs of women. We are one of the major global players in this area of gynecology. In andrology, we are focusing on the area of male hypogonadism.

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

  Leadership in diagnostics. We continue to be a global leader in the discovery, development and marketing of in-vivo diagnostic products. We are the leading company worldwide in terms of sales and market share in MRI contrast media and hold a leading position in X-ray contrast media. Our discovery efforts in diagnostics also distinguish us from our competitors. We believe that our activities in the field of radiopharmaceuticals will both benefit from and contribute to our competence in diagnostics.

  High quality sales and marketing staff and proprietary distribution network. We have a worldwide marketing and sales staff of over 8,500 dedicated employees. We appreciate that a commitment to the initial and continuing training and retention of our sales force is an important competitive factor. Our representatives are dedicated exclusively to the marketing of our products and we believe they enjoy an excellent reputation for their specialized knowledge of our products and therapies and their dedication to customer service. We believe this contributes to our objective of providing a superior level of customer service.

History

We have been engaged in the pharmaceuticals business for over 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E. Schering)". During the course and in the aftermath of World War II, substantially all of Schering AG's subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in World War II, the United States government confiscated the assets of German companies in the United States, including Schering AG's subsidiary Schering Corporation. This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering-Plough Corporation have been totally independent of each other for many years, and have an agreement relating to the use of the name "Schering". See "– Patents and Other Intellectual Property" for a description of this agreement. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

The Schering AG Group significantly restructured its operations over the past decade to concentrate on its pharmaceutical business. We also have expanded our pharmaceutical product portfolio and obtained promising new technologies through a number of small- to mid-sized acquisitions and licensing as well as research and development collaboration relationships including, most recently, our acquisition of Leukine® from Immunex in 2003.

For a description of certain of our more significant licensing and collaboration relationships, see "– Products" and "– Research and Development – Collaboration Efforts".

PRODUCTS

As part of the FOCUS Initiative, a strategic realignment for leveraging long term profitable growth, we are concentrating on those product areas within our core competence that we believe have the most attractive growth potential. Starting January 1, 2005, Schering AG will focus its activities on the following four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging and Specialized Therapeutics. However, sales of 2004 were still recorded under the previous business structure, which comprised products from the business areas Gynecology&Andrology, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology. For a discussion of certain products and processes which we are currently developing, see "– Research and Development".

In addition to net sales of products from our four core business areas, we derive net sales from certain other sources comprised of third party businesses (sales cooperations and toll manufacturing principally of pharmaceutical chemicals for third parties) and curtailments of sales (granted bonuses, sales discounts and cash discounts). These net sales are referred to as net sales from "Other Sources" in this annual report.

Gynecology&Andrology

The following table sets forth selected Gynecology&Andrology products presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication	2004	2003
			(€million)
Yasmin®	Drospirenone/ethinylestradiol	Combined oral contraceptive	429	290
Mirena®	Levonorgestrel	Intrauterine hormonal contraceptive	199	164
Diane®	Cyproterone acetate/ ethinylestradiol	Androgen dependent disorders in women (including acne, seborrhea, hirsutism)	186	202
Microgynon®/Levlen®	Levonorgestrel/ ethinylestradiol	Combined oral contraceptive	128	124
Meliane®	Gestodene/ethinylestradiol	Combined oral contraceptive	120	119
Femovan®	Gestodene/ethinylestradiol	Combined oral contraceptive	76	84
Climara®	Estradiol	Hormone therapy (patch)	60	69
Valette®	Dienogest/ethinylestradiol	Monophasic oral contraceptive	58	47

Our comprehensive female healthcare program develops preparations in the areas of female contraception, menopause management and gynecological therapy.

In our male healthcare program, we are engaging in the research and development of products for male fertility control, age-related diseases and sexual disorders. Products for the treatment of hypogonadism (suppressed function of the testes with reduced testosterone production) are part of the Group's range of healthcare products for men.

Female contraception

Hormonal contraceptives are a particularly effective, convenient and fully reversible form of contraception.

Hormonal contraceptives can be distinguished according to their composition into combined products (estrogen plus progestin) and progestin-only products. Hormonal contraceptives are available as either tablets, non-oral formulations or long-lasting preparations, including intrauterine systems (IUS), injectables or implants.

Oral contraceptives

Combined oral contraceptives are the most commonly used form of oral contraception. They contain estrogen and progestin.

Combined oral contraceptives generally can be subdivided into monophasic, biphasic and triphasic preparations. Monophasic preparations contain a dosage of an estrogen and a progestin and deliver a constant daily dose of active substances throughout the month. In biphasic and triphasic preparations, the hormone doses vary during the treatment cycle, in order to mimic the variable hormone production of the physiological cycle, while keeping the total dosage of exogenous steroids as low as possible.

Over the years, the estrogen content has been gradually reduced. The standard dose today is 0.03 mg ethinylestradiol per day (so-called low dose oral contraceptives). However, there are also preparations with an ethinylestradiol dose as low as 0.02 mg or 0.015 mg per day.

The dose of progestin in oral contraceptives has also been reduced over time and new progestins with improved pharmacological properties have been developed. Depending on their chemical origin, progestins can display various effects beyond their progestational (contraceptive) efficacy, e.g. beneficial effects on skin and hair.

Our portfolio of oral contraceptives includes:

  Yasmin®. Yasmin® is a low dose monophasic oral contraceptive containing the progestin drospirenone. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Clinical studies have shown that Yasmin® can improve the general well-being of women and has positive effects on symptoms of premenstrual syndrome (PMS). Due to drospirenone's anti-androgenic properties, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin® was launched in the United States as well as in a number of European countries in 2001. At the end of 2004, Yasmin® was marketed in more than 70 countries worldwide.

  Microgynon® (marketed in the United States as Levlen®). Microgynon® is a monophasic oral contraceptive containing levonorgestrel and is available in the United States, Europe, Latin America and Asia.

  Meliane®. Meliane® is a low dose monophasic oral contraceptive containing gestodene. The product exhibits high contraceptive reliability, cycle control and tolerability. Meliane® was first launched in France in 1995 and is available in Europe, Latin America and Asia.

  Femovan®. Femovan® is a monophasic oral contraceptive containing gestodene. The product shows an excellent tolerability, contraceptive reliability and cycle control. Femovan® was first launched in 1987 and is available in Europe, Latin America and Asia.

  Valette®. Valette® is a low dose monophasic oral contraceptive containing dienogest. Valette® demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The anti-androgenic activity of dienogest has beneficial effects on acne and seborrhea. Valette® was first launched in Germany in 1995. Today, Valette® is available in a number of European countries.

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

  Miranova® (marketed in the United States as Levlite®). Miranova® is a low dose monophasic oral contraceptive containing levonorgestrel. In addition to high contraceptive reliability, Miranova® provides good cycle control with a low frequency of intermenstrual bleedings and a low incidence of side effects. Miranova® was launched in Germany in 1996, while Levlite® was launched in the United States in 1998.

Non-oral contraceptives

Mirena®, an intrauterine progestin-containing delivery system, is a non-oral alternative in contraception, and one of our fastest growing products as measured by net sales. Mirena® combines the advantages of local hormonal and intrauterine contraception. Mirena® is inserted into the uterus, where it releases low doses of levonorgestrel for a period of five years. Due to its anti-proliferative effect on the endometrium, Mirena® also leads to a significant reduction in both the amount and duration of menstrual bleeding. Therefore, Mirena® is increasingly recognized as the therapy of choice in cases of abnormally heavy and prolonged menstruation. Mirena® was first launched in Europe in 1990 and in the United States in 2001. It is also available in Asia and Latin America.

Hormonal contraception can also be achieved using intramuscular injections, which ensure a long-lasting effect. Our injectable contraceptive, Norigynon® (Mesigyna®), contains an estrogen and progestin derivative and is injected once a month, while Noristerat® relies on a progestin-only effect and is administered once every three months.

We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone for 5 years.

Menopause Management

Menopause is part of a woman’s natural aging process. During menopause, the woman’s ovaries produce lower levels of the hormones estrogen and progestin and she is no longer able to become pregnant. Strictly speaking, menopause means cessation of menstruation. However, the term is also used to describe the years leading up to and following this event.

Hormonal changes in the menopause can be related to a variety of disorders and health risks, and can seriously impair quality of life. The loss of ovarian hormones, particularly estrogen, may lead to menopausal symptoms such as hot flashes, sweating attacks, sleep disorders, depressed moods, nervousness and vaginal dryness. In addition, lower estrogen levels may lead to a reduction of bone mineral density and osteoporosis.

Menopause management is a holistic approach to maintaining health and quality of life during menopause and comprises a healthy lifestyle as well as appropriate and individualized medical intervention. The use of hormones in menopausal women is an important aspect of menopause management. Hormone preparations are the most effective option for the treatment of menopausal symptoms. Estrogen therapy is the most physiological option to prevent postmenopausal osteoporosis. It is essential that decisions with regard to dose, duration and form of hormone application are based on the individual woman’s medical profile. The lowest effective dose should be considered according to individual patient needs and therapy decisions should be reviewed on a regular basis.

We offer hormone preparations for individualized menopause management.

  Angeliq®(estradiol 1.0 mg + drospirenone 0.5 or 2.0 mg). Angeliq® is the first low dose preparation for hormone therapy with the novel progestin drospirenone and natural estrogen. Angeliq® provides relief of menopausal symptoms such as hot flashes, sweating attacks and vaginal dryness, and protects against post-menopausal osteoporosis by increasing bone mineral density. Drospirenone provides additional health benefits, such as the unique property of reducing water retention, which is often associated with the use of estrogen and other synthetic progestins. Angeliq® has been marketed since 2004 in a number of countries in Europe as well as Latin America and Asia and will be launched in more countries throughout 2005. In September 2004, we received an approvable letter from the FDA for Angeliq®. Recent clinical data has shown positive effects of Angeliq® on blood pressure. The product is currently in Phase III clinical trials to test its benefits in the treatment of hypertension.

  Climen®. Climen® is a sequentially combined oral preparation. It contains estradiol valerate and cyproterone acetate. Climen® effectively reduces climacteric complaints and prevents postmenopausal osteoporosis. In addition, Climen® has a positive influence on androgen-related skin disorders like acne, seborrhea and androgenic hair loss.

  Menostar®. With Menostar®, Schering AG offers a completely new form of therapy. Menostar® is a micro-dose estradiol patch, specifically developed for the prevention of osteoporosis in postmenopausal women. It is designed to help return estrogen levels to the lowest physiological level proven to prevent bone loss. With only 14 micrograms of estrogen per day, Menostar® represents the lowest dose of transdermal estrogen. Menostar® is a convenient thumbnail-sized, once a week patch. Menostar® is available in the U.S. since 2004. In the European Union, Menostar® has been submitted for registration in 2004. An oral version of Menostar® is currently being developed and is in Phase II/III of clinical studies.

  Climara®. Climara® is a transdermal patch of estrogen replacement. Climara® delivers estrogen directly into the blood stream in the same manner as when it is naturally produced in a woman’s body. Climara® is indicated for the treatment of moderate to severe vasomotor symptoms such as hot flashes and night sweats. Climara® was first launched in the United States in 1995. In 1999, Climara® received FDA approval for the prevention of osteoporosis. Climara® is available worldwide.

  Climara Pro™(estradiol/levonorgestrel transdermal system), a thin, translucent patch, is the first once a week, combined hormone therapy for the relief of moderate to severe vasomotor symptoms associated with menopause. With the addition of levonorgestrel, Climara Pro™ is indicated for use by women with an intact uterus, whereas Climara® is appropriate for women who have had a hysterectomy. The product was approved in the United States in November 2003.

  Climodien®. Climodien® contains estradiol valerate combined with dienogest in a continuously combined regimen for oral treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. Climodien® was first launched in Germany in 2001. Today, Climodien® is available in a number of European countries. Climodien® ½, the low dose variation of Climodien®, contains 1 mg estradiol valerate combined with 2 mg dienogest in a continous combined regimen for the treatment of climacteric symptoms in the postmenopause and was approved in Europe in February 2005.

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

Andrology

Our male healthcare program includes products for the treatment of male hypogonadism (testosterone deficiency):

  Nebido™ (testosterone undecanoate). In November 2003, we received a registration in Finland for Nebido™, the first long-acting testosterone injection. It has two major advantages compared to previously available preparations. Firstly, the release pattern is well controlled so that the blood concentrations will stay within the desired physiological range. Secondly, the duration of action could be extended considerably. Nebido™ needs to be injected only four times per year instead of approximately 20 injections of testosterone enanthate, the current standard therapy. Nebido™ has been launched in Europe in the second half of 2004. The product has been submitted for registration in Latin America and Asia.

  Testogel®. Testogel® is a transdermal gel formulation containing native testosterone for daily application. In 2003, we launched Testogel® in the majority of European countries including Germany, Austria, Finland, the United Kingdom and Portugal. Testogel® was licensed from Besins International in 2002 for the markets of the European Union (excluding France), Switzerland, Australia, Turkey and New Zealand.

  Testoviron®-Depot 250. Testoviron®-Depot 250 contains testosterone enanthate (TE) in an oily formulation for injection every two to four weeks for the treatment of hypogonadism (underfunction of the testes with reduced testosterone production). TE is a testosterone ester which, after injection, is quickly broken down to release the active ingredient testosterone.

We have also developed cyproterone acetate (Androcur®) – the first anti-androgen for the treatment of inoperable prostatic carcinoma.

Specialized Therapeutics

The following table sets forth selected therapeutic products presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication	2004	2003
			(€million)
Betaferon®/Betaseron®	Interferon β-1b	Multiple sclerosis (for relapsing-remitting and secondary progressive forms in Europe, Australia and Canada; for relapsing forms of MS in the U.S.)	782	770
Fludara®	Fludarabine phosphate	Chronic lymphocytic leukemia	103	140
Androcur®	Cyproterone acetate	Prostate cancer	93	93
Campath®/ MabCampath®	Alemtuzumab	Chronic lymphocytic leukemia	63	63
Leukine®	Sargramostim	Hematological oncology	61	64
Noctamid®	Lormetazepam	Sleep disorders	47	44
Ilomedin®	Iloprost	Peripheral Arterial Occlusive Disease (PAOD) stages III/IV	45	47
Ventavis®	Iloprost	Primary pulmonary hypertension	12	*
* Product launched in 2003

We develop novel therapeutics and offer innovative products for the treatment of selected disabling and life threatening conditions, including multiple sclerosis and Crohn’s disease.

Central nervous system

Our portfolio of therapeutic products for the treatment of diseases of the central nervous system includes Betaferon®/Betaseron® and Noctamid®.

  Betaferon® (interferon b-1b). Betaferon® (which is marketed in the United States and Canada under the trademark Betaseron®) has been the Group's leading product in terms of net sales for the past six years. Betaferon® was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing-remitting MS in the United States in 1993, in Europe in 1996 and was approved in Japan in September 2000. Betaferon® is also marketed in all major Latin American markets. Betaferon® was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999. In 2003, the FDA expanded Betaferon®’s indication for the United States to treat all relapsing forms of MS to reduce the frequency of clinical exacerbations. Relapsing forms of MS include relapsing-remitting MS, the most common form, and secondary progressive MS with relapses. A new room-temperature stable formulation of Betaferon® was approved in the United States in January 2002 and was launched in May 2002. In Europe, the authorities have approved the room-temperature stable storage of Betaferon® for a period of up to three months. A new pre-filled diluent syringe has been launched in Europe and Japan in 2003 and in the United States in 2004. Betaferon® is manufactured for the markets in North America, Japan and certain other countries by Chiron Corporation. In Europe, Betaferon® is manufactured by Boehringer Ingelheim.

  Noctamid® (lormetazepam). Noctamid® is a short-acting benzodiazepine, which has been developed and marketed for the treatment of sleep disorders.

Cardiovascular system

Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes Ilomedin® and Ventavis®.

  Ilomedin® (iloprost). Ilomedin® is a stable prostacyclin analogue used for the intravenous treatment of severe forms of peripheral arterial disease (peripheral arterial occlusive disease (PAOD) stages III and IV) and thromboangiitis obliterans. The product increases the microcirculatory perfusion and has been shown to reduce rest pain, improve ulcer healing and reduce the need for amputation. Ilomedin®, which was first launched in 1992, is marketed in all major European markets and several additional countries including New Zealand.

  Ventavis® (iloprost). Ventavis® contains iloprost as the active ingredient and is an inhalation treatment for patients with primary pulmonary hypertension, a disease with a high need for an acute and effective treatment. Ventavis® is the only prostacyclin product that targets the pulmonary vessels more directly by inhalation. Ventavis® has been approved by the European Commission in 2003 and is marketed in Europe. We have entered into an agreement with CoTherix, Inc., for the U.S. development and marketing of the product.

Oncology

We presently market six therapeutic products in the area of oncology: Androcur®, Leukine®, Fludara®, Bonefos®, Campath®/MabCampath® and Zevalin®. In addition, we have recently obtained rights to a number of promising products and processes in the field of oncology, as discussed under "-Research and Development-Specialized Therapeutics".

  Androcur® (cyproterone acetate). Androcur® is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur® reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. The drug combines progestinic and anti-androgenic activities.

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant, granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine® is the only CSF indicated for use following induction chemotherapy in older adults with acute myelogenous leukemia to shorten time to neutrophil recovery and reduce the incidence of severe and life-threatening infections. Additional indications include the use of Leukine® in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and in bone marrow transplantation or engraftment delay. Leukine® was first approved in 1991.

  Fludara® (fludarabine phosphate). Fludara® is currently marketed in the field of hematological oncology. Fludara®, which was launched in the United States in 1991 and in Europe in 1994, is also marketed in all major Latin American markets and in Japan. It is a purine analogue acting as an anti-metabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara® has been established as a standard treatment for this group of patients. The drug is approved as second and third-line monotherapy for CLL and was approved for first-line therapy in 2003. An oral formulation of Fludara® has been approved in all of Europe except Germany, Belgium and Portugal. It is also approved in 16 additional countries including Canada and Australia. Patent protection for Fludara® in the United States expired in 2003, and we experienced a decrease in sales due to competition from generic products.

  Bonefos® (clodronate). Bonefos® is a second generation bisphosphonate for the treatment of hypercalcemia and osteolysis due to malignancies. The product is available as an intravenous or an oral formulation. We market Bonefos® in several countries in Europe, the Middle East and Asia. On January 7, 2005 we received an approvable letter from the FDA in the indication as an adjuvant oral treatment for reducing the occurrence of bone metastases in stage II/III breast cancer patients.

  Campath®/MabCampath®(alemtuzumab). Campath® is the first and only monoclonal antibody approved for treatment of chronic lymphocytic leukemia (B-CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara® treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and did not respond to Fludara® therapy. Campath® has been launched in the United States and Europe (trademark in Europe: MabCampath®). In June 2003, the European Committee for Proprietary Medicinal Products (CPMP) has granted a positive opinion on the addition of survival data to the label for the drug. After recently acquiring the rights for Japan, China and the Asian-Pacific Basin, we now have worldwide marketing rights to Campath® under a distribution and development agreement with Genzyme Corporation. As a line extension, a clinical Phase III study in first-line CLL is ongoing.

  Zevalin®. In addition to our Fludara® line extensions and Campath® within the field of hematological oncology, our primary development effort in the field of hematological oncology is Zevalin®. Zevalin® is an yttrium-labeled monoclonal antibody targeting the CD20 antigen and was developed as a radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma (NHL). The mechanism of action is b-radiation by yttrium-90, which is linked to the antibody. The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin® therapy, peripheral B-cells need to be cleared by a low dose of rituximab (produced by Genentech/La Roche). Zevalin® shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies and also for patients refractory to rituximab. In February 2002, the FDA has approved Zevalin® for follicular, B-cell low-grade NHL patients no longer responding to rituximab. In January 2004, we received approval to launch Zevalin® in the EU. It is the first radioimmunotherapy approved in the United States and Europe. The Group has worldwide rights to Zevalin®, excluding the United States.

As discussed under “– Strategy”, effective January 1, 2005, Oncology was separated from the Specialized Therapeutics business area and became an independent core business area.

Diagnostics&Radiopharmaceuticals

The following table sets forth selected products from our Diagnostics&Radiopharmaceuticals business area presently marketed by the Group.

			Net sales
Product	Active ingredient(s)	Indication/description	2004	2003
			(€million)
Magnevist®	Gadopentetate dimeglumine	MRI contrast medium	303	300
Iopamiron®	Iopamidol	X-ray contrast medium	241	263
Ultravist®	Iopromide	X-ray contrast medium	236	236

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

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our U.S. subsidiary Medrad, Inc., We acquired Medrad in 1995 to enhance and strengthen the Group's expertise and capabilities with regard to contrast media application and other imaging related technologies. Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed tomography (CT), angiography and MRI.

X-ray contrast media

  Iopamiron® (iopamidol). Iopamiron® is an extracellular non-ionic monomeric X-ray contrast medium primarily for intravascular use. We distribute Iopamiron® in Japan, France and Latin America under a license from Bracco S.p.A.

  Ultravist® (iopromide). Ultravist® is an extracellular non-ionic monomeric X-ray contrast medium for intravascular use.

MRI contrast media

  Magnevist® (gadopentetate dimeglumine). Magnevist® is an extracellular MRI contrast medium for cranial, spinal and body applications for patients of all age groups. The product was the first MRI contrast agent marketed.

  Gadovist® 1.0 (gadobutrol). Gadovist® 1.0 is an extracellular MRI contrast agent. It has been marketed since 1999 for MRI of brain and spine in Europe and numerous other countries. In November 2003, Gadovist® 1.0 was approved in Europe in the indication magnetic resonance angiography. Gadovist® 1.0 is also being developed for body indications for which Phase III clinical studies have been completed. Gadovist® 1.0 is particularly suited for such applications as perfusion imaging and high-dose studies.

  Resovist® (ferucarbotran). Resovist® is an MRI contrast agent for liver-specific imaging, primarily used for the detection of small liver lesions, such as for pre-surgical examinations. It is marketed in Europe and Japan.

  Primovist® (gadoxetic acid). Primovist® is our most optimized contrast agent for liver-specific imaging. Its strength lies particularly in the combination of parenchymal and dynamic imaging, the latter providing useful information for the improved characterization of focal liver lesions. In 2004, Primovist® was approved in Europe and submitted for registration in Japan.

Radiopharmaceuticals for nuclear medicine

  Quadramet® (Sm-153 Lexidronam injection). Quadramet® is a therapeutic agent for the relief of bone pain in patients with metastatic bone lesions. Quadramet® consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EDTMP, which targets the drug to sites of new bone formation. We market the product in Europe and are pursuing clinical development in Japan.

  Flucis® (fludeoxyglucose). Flucis® is a diagnostic agent for the expanding market segment of positron emission tomography (PET), particularly PET-CT as a combined examination. Flucis® shows increased glucose consumption in the body and is used in a very broad spectrum of diagnostic processes such as diagnosis, staging, monitoring and the detection of recurrences of several oncologic indications including head and neck cancer, lung cancer and malignant lymphomas. Flucis® is marketed in Europe.

Dermatology

As a result of the implementation of the FOCUS Initiative (see “– Strategy”), with effect from January 1, 2005, a separate legal entity for our dermatology business was created under the name of Intendis GmbH. Intendis is now responsible for managing and operating our global dermatology business and operates primarily through its own subsidiaries in Europe, Japan, and North and South America.

The following table sets forth selected dermatology products marketed by the Group.

Product	Active ingredient(s)	Indication	Net sales
			2004	2003
			(€million)
Advantan®	Methylprednisolone aceponate	Eczema	35	35
Skinoren®/ Finacea®	Azelaic acid cream/Azelaic acid gel	Mild to moderate acne/Rosacea	30	20

Principal products in the Dermatology area are:

  Advantan® (methylprednisolone aceponate). Advantan® is a topical corticosteroid for the treatment of eczema.

  Skinoren® (azelaic acid cream). Skinoren® is used to treat mild to moderate inflammatory acne vulgaris. Skinoren® was launched in Europe in 1989 and in Latin America in 1995.

  Finacea® (azelaic acid gel). Finacea® is a treatment for rosacea, a common skin disease marked by red eruptions, usually on the cheeks and nose. Rosacea represents an underserved market with currently limited therapy options. In the United States, it was approved for the treatment of rosacea and was launched in March 2003 in a co-promotion arrangement with Allergan, Inc., In December 2003, Finacea® received marketing approval for 15 European countries. In the meantime, it has been introduced in several of these countries, for example, Denmark, Sweden, France, Germany and Russia.

RESEARCH AND DEVELOPMENT

Overview

Our research and development activities are focused on selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

  gynecological and andrological products.

  therapy options for various types of cancer.

  therapy of selected disabling diseases.

  sensitive and highly specific diagnostics.

  regenerative medicine.

In our drug and target discovery efforts, we are committed to the application of cutting edge technologies, including cell therapy, gene therapy, gene discovery, functional genetics and pharmacogenomics, functional target validation, state-of-the-art combinatorial chemistry and high throughput screening methods, as well as recombinant antibody technologies.

Through Corporate Research Business Areas, we advance the global responsibilities in our worldwide research organization with the aim of linking knowledge, abilities and the promotion of innovation all over the world. These functional units ensure that pharmaceutical research optimizes synergies between the scientific disciplines and technologies involved to enhance the discovery of drug development candidates. Additionally, we have Research Centers in Europe, the United States and Japan. These centers provide for state-of-the-art drug discovery technologies for our research business areas.

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

The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner	Objective
Asahi Kasei Corporation	Treatment of chronic stable angina pectoris
Astex Technology, Ltd.	Discovery of novel drugs principally focusing on drugs targeting solid tumors
Atugen AG	Genomics-antisense technology for target validation
Besins International	Testosterone gel for treatment of male hypogonadism (Testogel®)
Biogen Idec, Inc.	Radioimmunotherapy in hematological oncology (radiolabeled mAB)
Chiron Corporation	Dosage and application of beta interferon
EPIX Medical, Inc.	MRI contrast media
ETH Zürich	Innovative approaches for diagnostic imaging
Genzyme Corporation	Immunotherapy in hematological oncology (mAB)
INCYTE Pharmaceuticals, Inc.	Genomics-access to EST/gene database
Medarex, Inc.	Fully human monoclonal antibody technology
Monash University	New targets for gender health
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
3M Company	Hormone therapy patches for menopausal women
Neurosciences Victoria Ltd.	Treatment of neurodegenerative disorders
NexMed, Inc.	Topical alprostadil for male erectile dysfunction
Novartis Pharma AG	Joint development of angiogenesis inhibitors (therapy of solid tumors)
Peregrine Pharmaceuticals, Inc.	Selective cancer diagnostics (vascular targeting agents)
Philogen S.r.l.	Diagnosis and therapy of solid tumors
Praecis Pharmaceuticals, Inc.	Gonadotropin releasing hormone (GnRH) antagonist for prostate cancer
TAP Pharmaceutical Products, Inc.	Asoprisnil for the treatment of fibroids
The Population Council	Synthetic androgen for treatment of hypogonadism
Titan Pharmaceuticals, Inc.	Development of injectable cells producing dopamine for treatment of Parkinson's
University of Virginia	Identification of a new target for male fertility control
Vertex Pharmaceutical (Europe) Ltd.	Development of small molecules for the treatment of neurodegenerative diseases

Research and development efforts

Expenditures on research and development decreased by 1% to €919m in 2004 from €924m in 2003. In 2003, expenditures on research and development decreased by 2% to €924m compared to €947m in 2002.

In 2004, €745m (81%) of our R&D expenses can be attributed to specific projects, and can be allocated by Business Area as follows: Gynecology&Andrology (23%); Specialized Therapeutics (44%); Diagnostics&Radiopharmaceuticals (17%); Dermatology (5%). R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management and indirect costs incurred in order to comply with regulations for registration. The following table sets forth, by Business Area, the research and development expense allocable to projects for fiscal years 2004, 2003 and 2002:

Research and development expense allocable to projects by Business Area:	2004	2003	2002
	(€million)
Gynecology&Andrology	170	162	175
Specialized Therapeutics	330	354	327
Diagnostics&Radiopharmaceuticals	125	134	137
Dermatology	40	48	57
Other research projects	80	76	59
Total	745	774	755

As part of our FOCUS Initiative (see “– Strategy”), we are focusing our activities on the following four core business areas starting January 1, 2005: Gynecology&Andrology, Oncology, Diagnostic Imaging and Specialized Therapeutics. In order to fully exploit the underlying potential in each of our business areas, we also shifted our research and development resources from non-core fields into core portfolio areas with the highest growth opportunities. Therefore, all research and development activities in the area of Cardiovascular and Central Nervous System diseases (with the exception of Multiple Sclerosis and Spheramine® in Parkinson’s disease) will be terminated.

Gynecology&Andrology

In Gynecology, we have set highest quality standards with products for female contraception, menopause management and the therapy of gynecological diseases. We believe that the possibilities for optimizing hormonal contraceptives are by no means exhausted. We are maximizing our drospirenone franchise as well as introducing estradiol to female contraception. We will also broaden the choices in alternative application forms, for example, by providing an innovative contraceptive patch. In menopause management, we aim at widening the choice of preparations to even better meet women’s individual needs. We are building the Angeliq® product family and the Menostar® product family. We benefit from our experience in the intrauterine technology of Mirena®. In gynecological therapy, we are developing innovative treatment options for uterine fibroids and endometriosis.

Our expertise in the field of andrology is used in a Research and Development program that focuses on improved preparations for the treatment of male hypogonadism (impaired function of the testes). Furthermore, we are investigating methods of male fertility control, a hormonal approach being the most advanced project.

The following table lists the principal products from the Gynecology&Andrology business area currently under development by the Group, their composition and current development status:

Product/project	Composition	Status
Gynecology
Oral contraceptives
E2/DNG pill	Estradiol valerate/dienogest	Phase III
YAZ™	Ethinylestradiol/drospirenone	U.S.: approvable letter received in November 2004
Non-oral contraceptives
Contraceptive patch	Gestodene/ethinylestradiol	EU: submitted
Menopause management
Menopausal levonorgestrel intrauterine system	Levonorgestrel intrauterine system (IUS)	Phase III
Gynecological therapy
Asoprisnil	Treatment of fibroids	Phase III
Endometrion®	Therapy of endometriosis Dienogest (oral)	Phase III
Andrology
Male fertility control	Progestin/androgen	Phase II

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Oral contraceptives

  E2/DNG Pill (Estradiol plus Dienogest Pill). The E2/DNG Pill will be the first global oral contraceptive that contains natural estrogen (estradiol). Application of the physiological estradiol (E2) instead of ethinylestradiol (EE) is an innovative approach. E2 is combined with dienogest (DNG) in a patent-protected regimen. Good cycle control is expected, which is a novelty in an oral contraceptive containing estradiol and attributed to the endometrial effect of DNG. The E2/DNG Pill is currently undergoing Phase III studies.

  YAZ™. YAZ™ is Schering AG’s new oral contraceptive with drospirenone. YAZ™ is designed with a unique 24 day regimen and shortened hormone free interval (4 days) that prevents hormone withdrawal symptoms commonly seen with conventional regimens (21 days of active pills plus 7 days of placebo or pill break). Furthermore, YAZ™ is the first oral contraceptive with unique positive effects on symptoms of premenstrual dysphoric disorder (PMDD), a more severe form of premenstrual syndrome (PMS). It also has a favorable effect on acne and seborrhea. In November 2004, we obtained an approvable letter from the FDA.

Non-oral contraceptives

  Contraceptive Patch. The Contraceptive patch offers Schering AG the essential entrance into the sub-segment of patches within the fertility control market. This monophasic combined patch has a daily release rate of 17 mg ethinylestradiol and 50 mg gestodene. The patch is very small (diameter of 3.5 cm) and transparent and has to be applied only once a week. After the application of three patches (for 21 days), women take a one week break during which a withdrawal bleeding occurs. The Contraceptive patch combines ultra-low dosing with excellent cycle control. The transdermal route of hormone administration results in excellent tolerability. The patch has been submitted for registration in France.

Menopause Management

  Menopausal levonorgestrel intrauterine system (MLS). The MLS is an Intrauterine System (IUS), that is inserted into the uterus where it releases small amounts of the progestin levonorgestrel. It is being developed for menopausal women, who use estrogen therapy for the relief of menopausal symptoms or osteoporosis prevention. The reason for adding progestin to the estrogen is to protect the endometrium, or uterine lining, from excessive growth. Therefore, local administration of progestin directly to the endometrium is a logical choice. In addition, the estrogen component can be individually tailored to a woman’s needs with regard to dose and mode of administration (oral, patch, gel). With the MLS, we benefit from our experience with our successful Intrauterine System for contraception, Mirena®. However, the T-frame of MLS is smaller than that of Mirena®, since the uterus shrinks after menopause. The project is in Phase III of clinical development.

Gynecological therapy

  Asoprisnil. Asoprisnil is a selective progesterone receptor modulator. This new substance class is in clinical development for the treatment of uterine fibroids, i.e. benign tumors of the uterine muscle. This common disease in women is associated with symptoms that can seriously impair the quality of life. Women can suffer from painful, heavy and prolonged menstrual periods. Fibroids can lead to pressure-related symptoms in the uro-genital tract and are also known to cause pelvic pain that is not related to the menstrual cycle. Asoprisnil is being investigated in the regulation of dysfunctional bleeding associated with fibroids. Preliminary results suggest that asoprisnil could also reduce tumor size. Clinical trials to demonstrate that this therapy can also postpone or even eliminate the need for surgery are ongoing. Asoprisnil has the potential to become the first long-term oral medication for the treatment of fibroids. The project is currently in clinical Phase III. Submission of asoprisnil for registration is planned for 2006.

  Endometrion®. Endometrion® is a product specifically targeted for the convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a progestin with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as effective as GnRH-agonists but with a lower incidence of progestin deficiency-related side effects. Endometrion submission was withdrawn by Schering AG to include new supportive clinical data available for refiling in 2005. Endometrion® is in clinical Phase III.

In 2004, Schering AG transferred its worldwide marketing and sales rights for the oxybutynin releasing ring, a treatment for urinary incontinence, to Barr Laboratories, Inc., a subsidiary of Barr Pharmaceuticals, Inc. Barr will pay Schering AG a milestone payment upon final FDA approval as well as an ongoing royalty based on product sales upon commercialization of the product.

Andrology

  Male fertility control. For years, we have been researching approaches to hormonal and non-hormonal contraception for men. The most advanced project is male hormonal fertility control. In November 2002, we signed a co-development agreement with Organon International. In 2003, the design of a clinical trial was defined. The trial medication and modes of administration are based on results from earlier studies showing that sperm concentrations can be suppressed to contraceptive levels by the progestin etonogestrel. In the trial, the progestin, developed by Organon, is given in implant form. As this hormone inhibits the body’s testosterone production, the test persons are injected with a long-acting testosterone undecanoate developed by Schering AG, which maintains testosterone levels in the blood within the normal range. The Phase II study started in 2004.

We are currently also pursuing additional non-hormonal possibilities of male fertility control in early basic research.

Specialized Therapeutics

In order to fully exploit the underlying potential in the Specialized Therapeutics business area, we shifted our research and development resources from non-core fields into core portfolio areas with the highest growth opportunities. Therefore, all research and development activities in the area of Cardiovascular and Central Nervous System diseases (with the exception of Multiple Sclerosis and Spheramine® in Parkinson’s disease) will be terminated.

The following table lists the principal products from the Specialized Therapeutics business area currently under development by the Group, their composition and current development status:

Product/project	Indication/description	Status
Central nervous system
Spheramine®	Advanced stages of Parkinson’s disease	Phase II
Cardiovascular system
Betaferon®	Viral cardiomyopathy	Phase II
Oncology
PTK/ZK	Colon cancer and various solid tumors	Phase III
MS-275	Melanoma	Phase II
Crohn’s disease
Leukine® (sargramostim)	Crohn’s disease	Phase III

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

Central nervous system

  Spheramine®. In cooperation with Titan Pharmaceuticals, we are developing Spheramine® in Phase II for the treatment of patients with advanced Parkinson’s disease. Spheramine® represents an innovative cell therapy consisting of retinal pigment epithelial cells that are administered via surgical injection into the brain. It is designed to deliver dopamine to the regions of the brain affected by Parkinson’s disease.

The development of Mesopram™ for the oral treatment of multiple sclerosis has been discontinued because other priorities required a shift in resources.

CCR-1 development in MS has been discontinued due to lack of efficacy in Phase II.

Cardiovascular system

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

The clinical development of fasudil for the treatment of angina pectoris has been discontinued because other priorities required a shift in resources.

Oncology

  PTK/ZK. PTK/ZK is a novel oral angiogenesis inhibitor that potently inhibits vascular endothelial growth factor (VEGF) receptor tyrosine kinases, important enzymes in the formation of new blood vessels that contribute to tumor growth and metastasis. It has the potential to be the first orally active angiogenesis inhibitor to be used long-term in combination with standard chemotherapy for the treatment of patients with metastatic colorectal cancer. This product is in Phase III of clinical development for the treatment of solid tumors, e.g. colon cancer. We will co-promote this product for all oncology indications together with Novartis Pharma AG in Europe, North America and Japan. In 2005 we initiated recruitment for a Phase II clinical trial of PTK/ZK in the treatment of lung cancer.

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant based on a granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine® is currently being studied in Phase III for use in treating Crohn’s disease. Crohn’s disease is a chronic and serious inflammatory disease of the gastrointestinal tract. It can affect any part of the digestive tract from the mouth to the anus. The inflammation extends deep into the lining of the affected organ, which can cause pain and frequent bowel movements. Leukine® is believed to stimulate specific immune system cells in the gastrointestinal tract that might be impaired in patients with Crohn’s disease.

  MS-275. MS-275 is a member of a novel class of compounds known as Histone deacytelators or HDACS. It is currently in Phase II development for melanoma.

Crohn’s disease

  Leukine® (sargramostim). Leukine® is an infection-fighting, white-blood cell stimulant based on a granulocyte-macrophage colony-stimulating factor (GM-CSF), which is used in hematological oncology. Leukine® is currently being studied in Phase III for use in treating Crohn’s disease. Crohn’s disease is a chronic and serious inflammatory disease of the gastrointestinal tract. It can affect any part of the digestive tract from the mouth to the anus. The inflammation extends deep into the lining of the affected organ, which can cause pain and frequent bowel movements. Leukine® is believed to stimulate specific immune system cells in the gastrointestinal tract that might be impaired in patients with Crohn’s disease.

The development of MS-209, a multidrug resistant modulator for patients with breast and non-small lung cancer, has been discontinued because other priorities required a shift in resources.

Effective January 1, 2005, Oncology was separated from the Specialized Therapeutics business area to form an independent core business area (see “ – Strategy”).

Diagnostics&Radiopharmaceuticals

We are a world leader in the field of in-vivo diagnostic imaging, providing innovative X-ray and magnetic resonance imaging products. Our current research and development projects are directed towards disease specific and functional imaging products that provide an even more accurate and earlier detection of tumors, central nervous system disorders and cardiovascular diseases (sensitive perfusion imaging) as well as molecular imaging of inflammatory and proliferative processes.

The following table lists the principal diagnostic and radiopharmaceutical products currently under development, their indications or area of use and current status:

Product	Indication/description	Status

SHU 555 C	MRI contrast agent/cardiovascular	Phase III
MS-325	MRI contrast agent/cardiovascular	U.S.: approvable letter
Scintimun® Granulocyte	Radiopharmaceutical/infection imaging	EU: submitted

The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  SHU 555 C (ferucarbotran). SHU 555 C (formerly known as Supravist®) is an MRI contrast agent which is being developed for diagnosing diseases of the vasculature.

  MS-325 (gadofosveset trisodium). MS-325 is a gadolinium-based magnetic resonance imaging (MRI) blood pool contrast agent optimized for prolonged vascular enhancement. After intravenous injection, MS-325 binds reversibly to human serum albumin in plasma thus providing an extended imaging time window in addition to a higher relaxivity (efficacy) over currently available contrast agents. MS-325 is designed to provide more flexibility and versatility, including high resolution scans in the clinical practice of MRA. The product was developed in cooperation with EPIX Medical, Inc. We own the exclusive sales and marketing rights for MS-325 worldwide. Following the submission for approval in the U.S. in December 2003, the product was submitted for approval in Europe in June of 2004. In January 2005, EPIX Pharmaceuticals, Inc., received an approvable letter from the FDA.

  Scintimun® Granulocyte (Tc99m-labeled monoclonal antibody BW 250/183). Scintimun® Granulocyte is a radio-labeled antibody for the detection of infections and inflammatory lesions in the body, including bone marrow imaging. It supports therapy management decisions, e.g. in patients with bone inflammations and fever of unknown origin. The product was submitted for registration in Europe in 2004.

Development activities for b-CIT (Dopascan®), a diagnostic radiopharmaceutical for Parkinson’s disease, were discontinued and the license agreement was terminated.

Effective January 1, 2005, the Diagnostics&Radiopharmaceuticals business area was renamed Diagnostic Imaging.

Dermatology

Our current research efforts in the Dermatology are focused on future therapy options for the treatment of psoriasis, atopic dermatitis and eczema.

As discussed under “–Strategy“, starting January 1, 2005, we have created a separate legal entity for our dermatology business under the name of Intendis GmbH. Research and development activities will be undertaken independently by Intendis.

Research and development centers

The Group operates eight research and development centers in Europe, the United States and Japan, employing over 4,400 people. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location	Research and development areas
Berlin, Germany	Diagnostics&Radiopharmaceuticals
Gynecology&Andrology
Specialized Therapeutics (oncology and neuro-degenerative diseases)
Dermatology (inflammatory skin disorders, including eczema and psoriasis)
Jena, Germany	Gynecology&Andrology
Turku, Finland	Gynecology&Andrology (new modes of application)
Saclay, France	Radiopharmaceuticals
Richmond, California	Oncology, Neurology/Immunology (including MS) and Dermatology
Seattle, Washington	Oncology, Crohn’s disease
Indianola, Pennsylvania	Medical devices for diagnostic applications (including vascular injection systems)
Kobe, Japan	Oncology, gene therapy

GROUP ORGANIZATION

Business Areas

As part of the FOCUS Initiative (see “– Introduction”), we have reorganized our business areas as follows: Gynecology&Andrology, Oncology, Diagnostic Imaging and Specialized Therapeutics. These business areas coordinate the development of our product portfolio and generally have the following objectives:

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

Group segments

The Group's businesses are comprised of five geographic segments and an Other Activities (primarily pharmaceutical chemicals) segment, as set forth in the following chart:

Schering AG Group
Europe Region	United States Region	Japan Region	Latin America/ Canada Region	Asia/ Pacific Region	Other Activities

See Note 33 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 2004, 2003 and 2002. See "Item 5 – Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for 2004, 2003 and 2002.

The following table sets forth the net sales for each of the Group's five geographic segments and the Other Activities segment for the three years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales by segment:
Europe Region	2,472	2,372	2,349
United States Region	1,242	1,203	1,282
Japan Region	468	517	579
Latin America/Canada Region	411	383	430
Asia/Pacific Region	234	214	232
Other Activities	80	139	151
Total	4,907	4,828	5,023

Europe Region

Overview

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the Commonwealth of Independent States, and the whole African continent. Since January 1, 2004 the countries belonging to the Middle East, as well as India, Sri Lanka, Pakistan, Iran, and Bangladesh have become part of the Europe Region, whereas Australia and New Zealand have been reallocated to the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly. The headquarters of the Europe Region are located in Berlin, Germany.

The Europe Region accounted for approximately 50% of the Group's net sales in 2004. As of December 31, 2004, the Europe Region employed 7,890 persons.

The following table sets forth net sales by business area of the Europe Region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales Europe Region by business area:
Gynecology&Andrology	1,003	969	927
Specialized Therapeutics	865	820	827
Diagnostics&Radiopharmaceuticals	463	450	452
Dermatology	130	127	134
Other sources	11	6	9
Total	2,472	2,372	2,349

Among the factors that have affected, or may affect, the business of the Europe Region are:

  Healthcare cost containment measures effected by governments, institutions and managed care organizations.

  Intense price competition for diagnostic products.

  Market entry of generic products, particularly in diagnostics and female contraception and menopause management.

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

Products

The following table sets forth our top-selling products in 2004 and in 2003 in the Europe Region. These products represented 55% of the total net sales for the Europe Region in 2004 (54% in 2003).

	Net sales 2004 (€million)	Percentage change from 2003	Net sales 2003 (€million)	Percentage change from 2002
1. Betaferon®	393	1	389	9
2. Yasmin®	171	47	116	110
3. Ultravist®	146	0	146	(1)
4. Diane®	119	(13)	136	(10)
5. Mirena®	119	12	106	15
6. Magnevist®	100	5	95	2
7. Meliane®	97	5	93	1
8. Androcur®	72	(1)	73	2
9. Fludara®	68	12	61	20
10. Microgynon®	65	3	63	9
Total	1,350		1,278

Marketing and distribution

Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

The following table sets forth the main target groups for the marketing of our products in the Europe Region:

Gynecology&Andrology	gynecologists, general practitioners
Specialized Therapeutics	neurologists, oncologists, hematologists, hospitals, urologists
Diagnostics&Radiopharmaceuticals	radiologists, nuclear physicians, urologists, cardiologists, hospitals
Dermatology	dermatologists, general practitioners

Our products are marketed by 2,254 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the internet.

We generally distribute our products through wholesalers, pharmacies or directly to the target groups.

In the Middle Eastern countries, we are, for the most part, represented by agents who import and distribute our products through their organizations.

We actively seek, where appropriate, to supplement the efforts of our sales force through co-promotion arrangements and co-marketing arrangements. We have a co-marketing agreement with Wyeth, Inc., for the oral contraceptive substance gestodene for the Europe Region (except South Africa). We also have several co-promotion agreements for specific countries, including iloprost in Italy and contrast media products in Spain.

Production

In Europe, we produce active pharmaceutical substances and intermediate products at our primary facility in Bergkamen, Germany, and three smaller facilities in Germany, Finland and Spain. These European production facilities produce much of the requirements for all of the Group's Regions.

In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 2004, the location of, and dosage form produced at, our production facilities in the Europe Region:

Dosage Form	Location
Solids	Weimar, Berlin, Germany; Lys-Lez-Lannoy, France; Turku, Finland
Semisolids	Milan, Italy
Liquids/parenterals	Berlin, Germany; Alcalá de Henares, Spain; Milan, Italy
Radiopharmaceuticals	Saclay and Marcoule, France
Others(1)	Turku, Finland
(1) Implants, intrauterine systems

For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources-Restructuring Program".

Capital expenditures

Capital expenditures for the Europe Region were €201m in 2002, €171m in 2003 and €134m in 2004. We spent these expenditures mainly in the areas of production facilities and distribution facilities and to modernize information technology. Capital expenditures are expected to total €168m in 2005 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

United States Region

Overview

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex, Inc. (in 2004, Berlex Laboratories, Inc., changed its name to Berlex, Inc.), as well as injection systems and disposable products through our subsidiary Medrad, Inc., As discussed under "Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

Schering Berlin Inc. is the management holding company for the United States interests of Schering AG. Through its operating subsidiaries, Schering Berlin supports Schering AG's strategic global interests in pharmaceuticals and medical devices. Located in Montville, New Jersey, Schering Berlin provides specialized management expertise and develops long range plans for its United States subsidiaries. Schering Berlin has two principal subsidiaries:

Berlex, Inc. consists of Berlex Laboratories and Berlex Pharmaceuticals with locations in Wayne and Montville, New Jersey, Richmond, California as well as Seattle and Bothell, Washington. Berlex Laboratories is committed to marketing products from the business areas of Diagnostics&Radiopharmaceuticals, Gynecology&Andrology and Specialized Therapeutics in the United States. Additionally, Berlex Pharmaceuticals centralizes various U.S. operations, which provide services to Schering AG with respect to aspects of Schering AG’s global business including areas such as Specialized Therapeutics, Global Patents and Corporate Business Development.

Medrad, Inc. focuses on innovative products for diagnostic imaging and specializes in vascular injection systems for contrast media. Medrad is a market leader in the development, manufacturing and sale of injectors, syringes and disposable products in this area. Medrad, with headquarters in Indianola, Pennsylvania, has developed an international market presence. We acquired Medrad in 1995. Medrad received the 2003 Malcolm Baldrige National Quality Award in recognition of achievements in quality and business excellence in the manufacturing category.

The United States Region accounted for approximately 25% of the Group's net sales in 2004. As of December 31, 2004, the United States Region had 3,811 employees (including 1,231 sales representatives).

The following table sets forth net sales by business area of the United States Region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales United States Region by business area:
Gynecology&Andrology	356	271	252
Specialized Therapeutics	432	500	561
Diagnostics&Radiopharmaceuticals	437	423	460
Dermatology	17	9	9
Total	1,242	1,203	1,282

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

  Impact of market entry of competing generic products, particularly in the Gynecology&Andrology business area (including oral contraceptives and Climara®) and in the Specialized Therapeutics business area (including Fludara® ).

  Adverse currency effects.

We believe that the key competitive strengths of the United States business are our know-how in building new markets and high-quality customer service.

Products

During 2004, approximately 70% of our net sales in the United States Region were generated from sales of products from the Specialized Therapeutics and Diagnostics&Radiopharmaceuticals business areas. Sales of products from the Gynecology&Andrology business area generated 29% of net sales in this Region. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of female contraception, menopause management, contrast media and specialized therapeutics.

The following table sets forth our top-selling pharmaceutical products in 2004 and in 2003 in the United States Region. These products represented 61% of the total net sales for this segment in 2004 (58% in 2003).

	Net sales 2004 (€million)	Percentage change from 2003	Net sales 2003 (€million)	Percentage change from 2002
1. Betaseron®	284	(1)	286	(15)
2. Yasmin®	211	39	152	60
3. Magnevist®	133	(2)	131	(9)
4. Mirena®	63	40	45	25
5. Leukine®	61	(4)	64	93
Total	752		678

Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of €271m in 2004.

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

Our pharmaceutical products are marketed by our 1,231 sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-consumer campaigns to increase awareness in the market.

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

Capital expenditures

Capital expenditures for the United States Region were €44m in 2002, €36m in 2003 and €56m in 2004. Capital expenditures are expected to total €51m in 2005.

In addition to information technology and research equipment purchases, capital projects currently in progress include the construction of a biotech production facility for Leukine® in the Seattle, Washington area. Expenditures for Medrad include an expansion of its manufacturing facilities in Indianola and Pittsburgh, Pennsylvania.

Japan Region

Overview

The geographic segment referred to in this annual report as the Japan Region comprises the geographical territory of Japan and the business of Nihon Schering K.K. in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium. The Japan Region accounted for approximately 10% of the Group's net sales in 2004. As of December 31, 2004, the Japan Region had 1,465 employees (including 707 field staff).

The following table sets forth the net sales by business area of the Japan Region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales Japan Region by business area:
Gynecology&Andrology	26	28	30
Specialized Therapeutics	108	117	129
Diagnostics&Radiopharmaceuticals	306	342	386
Dermatology	28	30	34
Total	468	517	579

Among the factors that have affected, or may affect, the business of the Japan Region are:

  Adverse exchange-rate effects.

  The regulation of pharmaceutical prices and mandatory price reductions by the Japanese Ministry of Health, Labour and Welfare.

  Extensive periods of time required for the development of new drug applications and the approval by the Japanese Ministry of Health, Labour and Welfare.

  Increasing competition from generics.

We believe the key competitive strengths of the Japan Region are the increasing specialization of our field force in our four business areas, our strong market presence and reputation in diagnostics, and our proven ability to develop our pipeline of diagnostics, specialized therapeutics, oncology, female contraception and menopause management products.

Products

The following table sets forth our top-selling products in 2004 and in 2003 in the Japan Region. These products represented 68% of the total net sales for this segment in 2004 (67% in 2003).

	Net sales 2004 (€million)	Percentage change from 2003	Net sales 2003 (€million)	Percentage change from 2002
1. Iopamiron®	206	(10)	227	(13)
2. Magnevist®	49	(10)	55	(13)
3. Betaferon®	28	11	25	10
4. Aspenon®	21	(3)	21	(12)
5. Neriproct®	14	(10)	16	(11)
Total	318		344

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Japan Region:

Diagnostics&Radiopharmaceuticals	hospital and general practitioner radiologists, urologists, neurosurgeons, cardiologists; clinical laboratories
Specialized Therapeutics	hospital internists, surgeons, neurosurgeons, neurologists, cardiologists, urologists, gynecologists; oncologists, hematologists, general practitioner internists and surgeons
Dermatology	hospital and general practitioner dermatologists, surgeons
Gynecology&Andrology	hospital gynecologists; general practitioner gynecologists and internists

Our products are marketed by our 707 sales representatives. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

We have marketed with Tanabe Seiyaku Co., Ltd. the ACE-inhibitor Novarok® (cardiovascular) and with Yamanouchi Pharmaceutical Co., Ltd. the low-dose oral contraceptive Libian® (the trademark under which Triquilar® is marketed in Japan). We have terminated our co-promotion agreement with Tanabe Seiyaku K.K. in 2004, with each party returning to the other their rights for the ACE-inhibitor Novarok® (to Tanabe) and the ultrasound contrast agent Levovist® (to Schering AG). We continue to distribute Proscope®, the Japanese brand name for the X-ray contrast medium Ultravist®, through Tanabe.

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

We produce and distribute Iopamiron®, our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually determined price of iopamidol, the active ingredient of Iopamiron®, have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5 – Operating and Financial Review and Prospects – Results of Operations – 2004 Compared to 2003 – Results of Operations by Segment – Japan Region" and "– 2003 Compared to 2002 – Results of Operations by Segment – Japan Region".

Capital expenditures

Capital expenditures for the Japan Region were €7m in 2002, €5m in 2003 and €8m in 2004. Capital expenditures are expected to total €7m in 2005.

Expenditures were spent mainly on the transfer of our research activities from Mobara and Osaka to Kobe, in the areas of production facilities, and the modernization of information technology.

Latin America/Canada Region

Overview

The Group's geographic segment for Latin America and Canada, referred to in this annual report as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this Region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 15 subsidiaries in the major countries of the Region. The Latin America/Canada Region accounted for approximately 8% of the Group's net sales in 2004. As of December 31, 2004, the Latin America/Canada Region had 2,441 employees (including 975 sales representatives).

The following table sets forth the net sales by business area of the Latin America/Canada Region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales Latin America/Canada Region by business area:
Gynecology&Andrology	273	254	292
Specialized Therapeutics	80	73	73
Diagnostics&Radiopharmaceuticals	29	29	33
Dermatology	22	22	26
Other sources	7	5	6
Total	411	383	430

Among the factors that have affected, or may affect, the business of the Latin America/Canada Region are:

  Adverse exchange-rate effects in all major markets in Latin America.

  Impact of competing generic products and copies, which is encouraged by the governments of the Region.

  Direct and indirect price controls imposed by regulatory authorities.

  Factors generally associated with operating in developing countries, including the risk of political and economic instability, such as the recent economic crises in Argentina, Brazil, Venezuela and Uruguay, some of our major markets in Latin America.

  Fierce competition by local and regional companies concentrating in our specialized market segments.

We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  In the area of female contraception, our specialized sales force, franchise and expertise.

  In Latin America, our leadership position in female contraception and diagnostics, and our strong market position in menopause management as well as our expertise in specialized therapeutics.

  In Canada, our strong market position in specialized therapeutics, particularly the treatment of multiple sclerosis and oncology, and our recognized strong position in female contraception and menopause management.

Products

The following table sets forth our top-selling products in 2004 and in 2003 in the Latin America/Canada Region. These products represented 46% of the total net sales for this segment in 2004 (43% in 2003).

	Net sales 2004 (€million)	Percentage change from 2003	Net sales 2003 (€million)	Percentage change from 2002
1. Betaferon®	51	13	45	4
2. Diane®	43	(1)	43	(15)
3. Microgynon®	38	3	37	(16)
4. Yasmin®	38	135	16	launched
5. Mesigyna®	21	25	17	(6)
Total	191		158

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

Gynecology&Andrology	gynecologists, obstetricians, general practitioners, endocrinologists, hospitals
Specialized Therapeutics	oncologists, hematologists, urologists, neurologists, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, selected hospitals
Dermatology	dermatologists

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

Production

Certain of the pharmaceutical products we market in the Latin America/Canada Region are manufactured by the Group's European facilities. At our facility in Orizaba, Veracruz, Mexico, we produce active pharmaceutical substances and intermediate products for the requirements of all of the Group's Regions.

The following table sets forth, as of December 31, 2004, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region:

Dosage form	Location
Solids	São Paulo, Brazil Santafé de Bogotá, Colombia Orizaba, Mexico
Semisolids	Buenos Aires, Argentina Santafé de Bogotá, Colombia Orizaba, Mexico
Liquids	Buenos Aires, Argentina Orizaba, Mexico

Capital expenditures

Capital expenditures for the Latin America/Canada Region were €23m in 2002, €14m in 2003 and €9m in 2004. Capital expenditures are expected to total €11m in 2005.

Expenditures were spent mainly in the areas of production facilities and distribution facilities and modernization of information technology.

Asia/Pacific Region

Overview

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the countries of Asia (with exception of Japan), Australia and New Zealand. Turkey and the countries of Central Asia (including the Commonwealth of Independent States) are not included in the Asia/Pacific Region. The headquarters of the Asia/Pacific Region have moved to Singapore (Schering Asia-Pacific Private Limited) and began operations as of October 1, 2004. They manage the operations of our subsidiaries in Australia, China, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, South Korea, Taiwan and Thailand, as well as our branch offices and distributors in all the other major countries of the Region. The Asia/Pacific Region also operates production facilities in South Korea, China and Indonesia. The Asia/Pacific Region accounted for approximately 5% of the Group's net sales in 2004. As of December 31, 2004, the Asia/Pacific Region had 1,444 employees (including 630 sales representatives).

The following table sets forth the net sales by business area of the Asia/Pacific Region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales Asia/Pacific Region by business area:
Gynecology&Andrology	95	88	88
Specialized Therapeutics	57	47	46
Diagnostics&Radiopharmaceuticals	73	68	76
Dermatology	9	11	12
Other sources	0	0	10
Total	234	214	232

Among the factors that have affected, or may affect, the business of the Asia/Pacific Region are:

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

We believe that the key competitive strengths of our business in the Asia/Pacific Region are:

  Our specialized product portfolio, particularly in diagnostics as well as fertility control and hormone therapy.

  Our strong market presence and high market share in diagnostics as well as fertility control and hormone therapy.

Products

The following table sets forth our top selling products in 2004 and in 2003 in the Asia/Pacific Region. These products represented 58% of the total net sales for this segment in 2004 (52% in 2003).

	Net sales 2004 (€million)	Percentage change from 2003	Net sales 2003 (€million)	Percentage change from 2002
1. Ultravist®	55	9	51	9
2. Betaferon®	26	5	24	7
3. Diane®	24	5	23	3
4. Microgynon®	17	6	16	2
5. Magnevist®	13	6	13	(4)
Total	135		127

Marketing and distribution

The following table sets forth the main target groups for the marketing of our products in the Asia/Pacific Region:

Gynecology&Andrology	gynecologists, general practitioners, hospitals
Diagnostics&Radiopharmaceuticals	radiologists, cardiologists, hospitals
Specialized Therapeutics	general practitioners, oncologists, hematologists, hospitals

Our products are marketed by 630 sales representatives located in all of the major markets of the Asia/Pacific Region. Our local sales and marketing organizations receive support from our Asia/Pacific Region headquarters in Singapore. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

In Taiwan, Thailand, Indonesia, the Philippines, Hong Kong, Malaysia and Singapore, we distribute our products through an exclusive distributor. In Australia, South Korea and China, we generally distribute our products through various wholesalers and pharmacies and, in some cases, directly to hospitals.

Production

Certain of the pharmaceutical products we market in the Asia/Pacific Region are manufactured by the Group's European facilities.

The following table sets forth, as of December 31, 2004, the location of, and dosage forms produced by our four production facilities in the Asia/Pacific Region:

Dosage form	Location
Solids	Jakarta, Indonesia
Semisolids	Ansung, South Korea
Liquids	Guangzhou, China Ansung, South Korea

In 2004, we closed our intrauterine system production in Guangzhou, China. In addition, we sold our production site in Nanjing, China, in December 2004.

Capital expenditures

Capital expenditures for the Asia/Pacific Region were €5m in 2002, €5m in 2003 and €5m in 2004. Capital expenditures are expected to total €3m in 2005.

Expenditures were mainly spent for upgrading of production facilities and the modernization of information technology.

Other Activities

The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharmaceutical chemicals. The Other Activities segment accounted for approximately 2% of the Group's net sales in 2004.

The following table sets forth the net sales by business of the Other Activities segment for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(€million)
Net sales by sub-segment:
Pharmaceutical chemicals	58	118	121
Other	22	21	30
Total	80	139	151

Pharmaceutical chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical chemicals engages in the sale to third parties of intermediates and active pharmaceutical substances produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharmaceutical chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, progestins, androgens, corticosteroids, intermediates and tailor-made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 52% and 43%, respectively, of Pharmaceutical chemicals' net sales during 2004.

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

Gynecology&Andrology

Our principal competitors in the markets for female contraception and menopause management products are Wyeth, Inc., Johnson & Johnson's Ortho division, Novartis International AG, the Organon division of Akzo Nobel nv as well as Barr Laboratories, Inc., and Watson Pharmaceuticals, Inc.

Our principal competitors in male healthcare are Pfizer, Inc., the Organon division of Akzo Nobel nv and Bristol-Myers Squibb Company.

Specialized Therapeutics

The global markets for our specialized therapeutics products are highly competitive and include large as well as smaller niche competitors. Our major competitors include Biogen Idec, Inc., Serono International S.A., Pfizer, Inc. and Sanofi-Aventis, Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; Actelion and Pfizer, Inc., in the area of cardiovascular products; and Schering-Plough Corporation, Johnson & Johnson and Tanabe in Crohn’s disease; and F. Hoffmann-La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers Squibb Company, AstraZeneca PLC, Amgen, Inc., Novartis AG, Bayer AG, Merck KgaA, Imdrone and Schering-Plough in oncology.

Diagnostics&Radiopharmaceuticals

Our principal competitors in the X-ray and MRI contrast media field include GE Healthcare, Bracco S.p.A., Mallinckrodt, Inc., Tyco Healthcare Group LP., and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Altana Pharma AG in Europe and Eisai Co. Ltd. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

The radiopharmaceuticals market is dominated by a small number of companies. As we expand our business in this field, our main competitors are expected to include GE Healthcare, the Bristol-Myers Squibb Company and Mallinckrodt, Inc., in the United States and Europe and Nihon Medi-Physics Co., Ltd. and Daiichi Radioisotope Laboratories, Ltd. in Japan.

In the market for contrast media application technologies, Medrad's main competitors are the Liebel-Flarsheim unit of Mallinckrodt, Inc., particularly in the United States and Europe, and Nemoto Kyorindo Co., Ltd., particularly in Japan.

PATENTS AND OTHER INTELLECTUAL PROPERTY

We strive to protect our investment in research, development, manufacturing and marketing through the use of patents, trademarks and copyrights.

We believe that our patents are important to our business, but no one patent (or group of related patents) currently is of material importance in relation to our business as a whole. Patent protection for new active substances of pharmaceuticals, pharmaceutical formulations and combinations, manufacturing processes, intermediates useful in the manufacture of products and new uses of products is available in our major markets. Patents for individual products extend for varying periods according to the date a patent application is filed or a patent is granted and the legal term of patents in the jurisdiction where the patent is obtained. The actual protection provided by a patent, which can vary significantly from country to country, depends upon:

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

Although the expiration of a patent for an active ingredient normally results in the loss of market exclusivity, we may continue to derive commercial benefits from:

  later-granted patents on processes and intermediates related to the most economical method of manufacture of the active substance of such product.

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

In the United States, new chemical entities approved by the FDA receive a period of five years exclusivity from the date of approval of the New Drug Application (NDA), during which time an abbreviated “NDA" or "paper NDA" may not be submitted to the FDA. Similarly, in the case of non-new chemical entities, no abbreviated NDA or paper NDA may become effective before three years from the time of NDA approval, if the application included new data of clinical investigations conducted or sponsored by the applicant. In addition, a pediatric exclusivity provision that provides for an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs may be available if certain agreed upon pediatric studies are completed by the applicant.

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

The European Union also implemented an incentive program for the development of drugs for rare diseases which became effective in January 2000. Under these rules, a drug will be designated as an orphan medicinal product if its sponsor establishes at the time of application that the drug is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Community, or that without incentives, it is unlikely that the marketing of the drug would generate sufficient return to generate the necessary investment. The sponsor must also establish that there is no existing satisfactory method for the diagnosis, prevention or treatment of the condition in the European Community. A sponsor who receives designation of a drug as an orphan drug is generally entitled to marketing exclusivity for a period of ten years (which period may be reduced to six years if the criteria for orphan drug status are no longer met). A marketing authorization may be granted for the same therapeutic indication to a similar drug within the exclusivity period if the holder of the authorization for the original orphan drug is unable to supply sufficient quantities of the drug or if an applicant can establish that its drug is safer, more effective or otherwise clinically superior to the original orphan drug.

Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining.

The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

	Expiration date
Product	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008*	2008*	2008*	2008*	2007+	2003****
Yasmin®
Formulation	2020###	2020###	2020###	2020###	2020###	2020###**
Magnevist®
Product	—	2005*	2007#	—	2011	—
Formulation	2007	2007	2007	2007	2009	2007
Method of use	—	—	—	—	2013	—
Ultravist®
Product	—	2005*	2009#	—	2005*	2005*
Mirena®
Device (Inserter)	2015	2015	2015	2015	2015	—
Process	2013	2013	2013	2013	2013	2013
Fludara®
Product	2018##	2018##	2018##	2018##	2018##**	2018##**
Femovan®
Product	—	—	2005#	—	—	—
Process	2006	2006	2006	2006	2005***	2006
Campath®
Product	2009	2009	2009	2009	2015	2009
Leukine®
Product	2006	2006	2006	2006	2012	2006

* Patent term extension
** Patent pending
*** Product not sold in the United States
**** Appeal against rejection of patent term extension pending
# Action against administrative recalculation pending
## Fludarabine Phosphate (active substance of Fludara®) of purity > 99,5%
### Composition comprising micronized drospirenone together with eythinylestradiol
+ Schering AG has contractual options to product patent rights which may confer exclusivity until at least 2011.

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

We routinely monitor the activities of our competitors and other third parties with respect to their use of intellectual property. For example, on March 15, 2005, we became aware of a posting on the FDA's website regarding an abbreviated new drug application (ANDA) by a third party with respect to our oral contraceptive Yasmin®, one of our best-selling products. We have not been provided to date by the third party with a statement of the basis as to why our FDA-listed patents for Yasmin® would not be valid or would not be infringed by such an application, and in any case, we are prepared to defend vigorously our patent and regulatory position with respect to Yasmin®.

In cases where we believe our patents have been infringed, we generally file patent infringement suits with the appropriate courts. We may not be successful in these patent infringement suits. Likewise, we may be exposed to litigation by competitors or other third parties that consider their patents to be infringed by our activities. Patent litigation is often time-consuming and expensive. If we do not prevail in patent litigation, we may have to pay substantial damages or royalties to a competitor or other third party. We may also be enjoined from selling a product in one or more markets or from conducting research and development activities in a specific area. For a discussion of certain patent-related litigation in which we are involved, see "Item 8 – Financial Information – Legal Proceedings".

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

Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the name "Schering". Under this agreement, subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business (including pharmaceutical products) in the United States and Canada where we operate our pharmaceutical business under the Berlex trade name, while in the rest of the world our use of the Schering name is unrestricted.

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

The Group's European facilities produce a substantial portion of the active substances used for the production of our products in the Europe, United States, Latin America/Canada, Japan and Asia/Pacific Regions. In addition, a number of the active pharmaceutical substances of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties under long term contracts.

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

The submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the above-mentioned criteria for the registration of therapeutic and diagnostic products are similar in all countries, the formal structure of the necessary documentation for registration and the attitude of the regulatory authorities to the review of such documents vary significantly from country to country. It is possible that a pharmaceutical product can be registered and marketed in one country and that the registration authority in a neighboring country prior to registration will request additional documents from the pharmaceutical company or even reject the product. The registration process takes between six months and several years depending on the nature of the product, the quality of the data produced, the country-specific legislation and the registration authority. Innovative products of particular therapeutic interest (e.g., treatment of life threatening or disabling diseases) may be processed on an accelerated basis in many countries. The FDA, the Japanese Ministry of Health, Labour and Welfare (Koseirodosho) and the EU authorities have successfully shortened review times and adhere to preset timelines thereby approaching approval times in the range of 12 months. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. Once a new compound has been identified in the laboratory as a potential candidate drug through a screening process, it undergoes broad pre-clinical testing. During pre-clinical testing, test tube and animal studies are conducted to show biological activity of the compound against the targeted disease, and on (other) body systems to evaluate the whole efficacy and safety range. To begin clinical trials (i.e., tests of the drug in humans) in the United States, an investigational new drug application (IND) is filed with the FDA; the IND becomes effective, if the FDA does not disapprove it within 30 days. In other countries, there are varying but similar requirements before beginning clinical trials. Clinical testing is usually done in three Phases which can be followed by Phase IV after approval. The size and the duration of clinical trials depend very much on the targeted disease. Following the completion of all three Phases of clinical trials, all of the data is analyzed and a new drug application (NDA) for drugs or a biologic license application (BLA) for biologics is filed with the FDA (or its equivalent in other countries), if the data successfully demonstrates safety and efficacy. In the United States, the FDA is required to review and make a recommendation for approval of new drugs within 12 months. For drugs designated as "priority" drugs, the review time is six months.

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

The duration of trials and the vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. We have instituted a global system for coordinating this process in order to increase speed and reduce costs.

Marketed products are reviewed continuously for quality, safety and efficacy. For this, we have established an internal review board. From time to time, we may elect or be required, upon consultation with or at the direction of governmental regulators, to take certain action (e.g., change of product information, recall). In the past, such action was required only rarely and has been limited to individual products, and the effect on the Group has not been material.

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

The following table sets forth, by geographic segment, as of December 31, 2004, the name, jurisdiction of incorporation, and direct or indirect ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Schering Oy	Finland	100.0
CIS bio international S.A.	France	100.0
Schering S.A.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	Netherlands	100.0
Schering Austria Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0
United States Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Berlin Inc.	United States	100.0
Berlex, Inc.	United States	100.0
Medrad, Inc.	United States	100.0
Japan Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Nihon Schering K.K.	Japan	100.0
Latin America/Canada Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Colombia	100.0
Schering Mexicana S.A.	Mexico	100.0
Berlex Canada, Inc.	Canada	100.0
Asia/Pacific Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Pharmaceutical Ltd.	China	100.0
P.T. Schering Indonesia	Indonesia	85.0
Schering (Korea) Ltd.	South Korea	100.0
Schering Taiwan Ltd.	Taiwan	100.0
Schering (Bangkok) Ltd.	Thailand	100.0
Schering Pty. Ltd.	Australia	100.0

PROPERTY, PLANTS AND EQUIPMENT

Schering AG's principal executive offices are located in Berlin, Germany.

We produce active pharmaceutical substances at three locations in three countries, including our primary facility in Bergkamen, Germany, and two smaller facilities in Spain and Mexico.

In addition to these chemical production operations, we presently operate 19 principal production facilities in 14 countries for the formulation and packaging of pharmaceutical, radiopharmaceutical and biotechnological products. We believe that our current and projected future manufacturing and production facilities have and will have capacities adequate for our current and projected needs. As described under “Item 5-Operating and Financial review and Prospects-Liquidity and Capital Resources-Restructuring Program”, as part of our MORE program, we aim to reduce the number of our worldwide pharmaceutical production sites to 12.

We also own or lease other properties used for administration, research and development, marketing and sales, and warehouses.

For information regarding our capital expenditure program, see "Group Organization – Group Segments – Europe Region-Capital Expenditures", "– United States Region – Capital Expenditures", "– Latin America/Canada Region – Capital Expenditures",
"– Japan Region – Capital Expenditures" and "– Asia/Pacific Region – Capital Expenditures", and "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures".

The following table sets forth, by segment, the location, approximate size and use of our production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

Location	Size (square meters)(1)	Principal uses
Europe Region:
Berlin-Wedding, Germany	184,000	Production, research and development and offices
Berlin-Charlottenburg, Germany(2)(4)	32,800	Production
Bergkamen, Germany	958,000	Production and offices
Hamburg, Germany	8,000	Production and offices
Jena, Germany	16,500	Research and development and offices
Weimar, Germany	63,800	Production and warehousing
Saclay, France	63,000	Production and research and development
Marcoule, France	46,000	Production and offices
Lys-Lez-Lannoy, France(3)	60,000	Production, warehousing and offices
Madrid, Spain	13,000	Offices
Alcalá de Henares, Spain	30,000	Production and offices
Milan, Italy	39,000	Production and offices
Turku, Finland(2)	155,000	Production and research and development
Tikkakoski, Finland	1,100	Production and offices
United States Region:
Montville, New Jersey(4)	21,000	Offices
Wayne, New Jersey(4)	24,000	Production, development, warehousing and offices
Richmond, California(4)	31,000	Research and development, warehousing and offices
Indianola, Pennsylvania(4)	38,600	Production, research and development, warehousing and offices
Pittsburgh, Pennsylvania(4)	14,400	Production, warehousing and offices
Bedford, Massachusetts(4)	3,500	Production, development and offices
Seattle, Washington(2)(4)	3,100	Production and offices
Bothell, Washington(2)(4)	7,900	Production, warehouse, offices
South Snohomish County, Washington	65,000	Property (unimproved land)
Japan Region:
Osaka City, Japan	26,000	Production, development, warehousing and offices
Mobara City, Japan	39,800	Production, warehousing
Sakura City, Japan	10,000	Production, development
Latin America/Canada Region:
Orizaba, Veracruz, Mexico	152,100	Production, development, warehousing and offices
Bogotá, Colombia	9,300	Production, warehousing and offices
São Paulo, Brazil	10,700	Production, warehousing and offices
Buenos Aires, Argentina	10,200	Production, warehousing and offices
Asia/Pacific Region:
Ansung, South Korea	17,000	Production
Jakarta, Indonesia	19,000	Production, warehousing and offices
Guangzhou, China	20,000	Production
(1) This measure corresponds to the size of the land, if not indicated otherwise. (2) Subject to a lease. (3) A portion of this facility is subject to a lease. (4) Floor space/office space.

ENVIRONMENTAL AND SAFETY MATTERS

The highest possible requirements for quality, environmental protection and safety are critical success factors for Schering AG. The Company’s policy in this area is characterized by stability and continuity. We adhere to the concept of Sustainable Development that meets the needs of today's generation while ensuring that future generations have something to inherit. Therefore our goal is to recognize today the economic, ecological, and social requirements of tomorrow. In this way, we intend to lay the foundations for a competitive future business.

We are pursuing our goal of further enhancing our already high product quality and the effectiveness of our procedures, and continuously improving our performance in the areas of health and safety and environmental protection, based on Group-wide principles and an Integrated Management System (IMS) for quality, environmental protection and safety.

The IMS is designed to ensure the implementation of and compliance with our own high standards – critical success factors for Schering AG. The Group-wide IMS describes all relevant requirements resulting from internal quality, environmental protection and safety standards. It takes into account not only international standards such as ISO 9001 (for quality) and ISO 14001 (for environmental protection), but also national differences and site-specific issues. The IMS also covers the statutory requirements for drug safety and international Good Manufacturing Practice. All production locations are involved in the continuous update process for these internal regulations to ensure a common, Group-wide understanding of our standards.

To guarantee these high standards in our production facilities worldwide, we perform regular audits on quality, environmental protection and safety. This systematic, documented review of the management systems in our organizational units enforces compliance with internal and statutory requirements for quality, environmental protection and safety. At the same time, we can identify weaknesses and opportunities for improvement.

At certain sites we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations. In some cases, this liability is shared with other parties who are also responsible for the contamination, or their legal successors. Given our long history as a manufacturing enterprise, there may be other sites where we will be obliged to take over part or all of the clean up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our operating profit, our liquidity, or the Group's overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2005 and subsequent years.

In 2004, our operating and maintenance costs in the field of environmental protection and safety totaled €74m (2003: €76m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €4m (2003: €15m).

We estimate that our annual operating and maintenance costs for safety and environmental measures will increase to between €76m and €80m annually by 2009. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €5m and €15m annually over the same period.

Item 5. Operating and Financial Review and Prospects

You should read the following operating and financial review of our results of operations and financial condition together with our Consolidated Financial Statements included elsewhere in this annual report.

INTRODUCTION

Accounting Policies

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board. Standards which were issued before April 1, 2001, are designated as International Accounting Standards (IAS). IFRSs differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in Note 37 to our Consolidated Financial Statements. Note 37 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

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

Segment reporting

The segment information reported in Note 33 to our Consolidated Financial Statements is presented in accordance with IAS 14 (revised). As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

EXECUTIVE SUMMARY

The following table informs about our perspective on business transactions which had a material effect (positive +; negative –) on the Operating profit, Financial result and Income taxes in 2004 compared to 2003:

Business transaction	Effect
1. Operating profit: (2004: €761m; 2003: €686m)
• Strong growth of high-margin products Yasmin® and Mirena® in 2004.	+
• Double-digit sales growth in the United States Region after adjustment of currency effects.	+
• Reduced production license fees.	+
• Restrictive cost alignment measures particularly in production and the production-related areas of engineering and administration.	+
• Discontinuation of goodwill amortization following the application of IFRS 3 since January 1, 2004.	+
• Reversal of provisions relating to the sale of the Industrial Chemicals and Natural Substances division in 1992.	+
• Appreciation of the euro against the dollar and other currencies as well as reduced gains from cash flow hedges.	–
• Further generic competiton for Fludara® after loss of patent protection in the U.S. in 2003.	–
• Government imposed price reductions in Japan since April 1, 2004.	–
• Government imposed rebates of 16% (2003: 6%) on sales of products refunded by health insurance in Germany.	–
• Expenses following the redesign of pension plans in Japan.	–
• Expenses for restructuring following the FOCUS Initiative.	–
2. Financial result (2004: €(9)m; 2003: €15m)
• Non-recurring gain of €22m in 2003 from the sale of our interest in Oy Leiras Finland AB.	–
3. Income taxes (2004: €(249); 2003: €(255)m)
• Tax expenses of €13m relating to other accounting periods in 2003.	+
• Tax income of €21m relating to other accounting periods in 2004, especially resulting from the reversal of a provision after completed tax audit at a subsidiary.	+
• Reduced tax rate in Germany due to the absence of a surcharge levied only for 2003 under legislation for the assistance for the flood victims in Germany in 2002.	+
• Cancelled tax credits on dividends.	–

RESULTS OF OPERATIONS

Overview

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 2004, 2003 and 2002. As discussed in Note 33 to our Consolidated Financial Statements:

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

	Year ended December 31,
	2004			2003			2002
	€	% of segment total	Percentage change from 2003	€	% of segment total	Percentage change from 2002	€	% of segment total
	(in million, except percentages)
Net Sales:
Europe Region*	2,472	50	4	2,372	49	1	2,349	47
United States Region	1,242	25	3	1,203	25	(6)	1,282	25
Japan Region	468	10	(10)	517	11	(11)	579	12
Latin America/Canada Region	411	8	7	383	8	(11)	430	9
Asia/Pacific Region*	234	5	9	214	4	(8)	232	4
Other Activities	80	2	(42)	139	3	(8)	151	3
Total net sales	4,907	100	2	4,828	100	(4)	5,023	100
Segment performance:
Europe Region*	1,116	56	10	1,018	54	(1)	1,030	53
United States Region	446	23	13	394	21	8	366	19
Japan Region	133	7	(34)	202	11	(12)	229	12
Latin America/Canada Region	155	8	13	137	7	(4)	143	7
Asia/Pacific Region*	90	4	11	81	4	(12)	92	5
Other Activities	39	2	(32)	57	3	(24)	75	4
Total segment performance	1,979	100	5	1,889	100	(2)	1,935	100
Central production overhead/variances	(153)		(6)	(162)		14	(142)
Research and development	(919)		(1)	(924)		(2)	(947)
Segment result	907		13	803		(5)	846
Segment result:
Europe Region*	580	64	12	519	65	(4)	538	64
United States Region	154	17	23	125	16	20	104	12
Japan Region	42	5	(52)	88	11	(17)	106	12
Latin America/Canada Region	82	9	64	50	6	16	43	5
Asia/Pacific Region*	40	4	48	27	3	(31)	39	5
Other Activities	9	1	–	(6)	(1)	(138)	16	2
Total segment result	907	100	13	803	100	(5)	846	100
Other	(146)		25	(117)		11	(105)
Total operating profit	761		11	686		(7)	741

* As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures in our segment reporting have been adjusted accordingly.

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 2004, 2003 and 2002. In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

	Year ended December 31,
		2004			2003			2002
	€	Percentage of net sales	Percentage change from 2003	€	Percentage of net sales	Percentage change from 2002	€	Percentage of net sales
	(in million, except percentages)
Net sales by Business Area:
Gynecology&Andrology	1,768	36	9	1,622	34	1	1,613	32
Specialized Therapeutics	1,542	31	(1)	1,560	32	(5)	1,637	33
Diagnostics&Radiopharmaceuticals	1,308	27	0	1,312	27	(7)	1,406	28
Dermatology	207	4	4	200	4	(7)	217	4
Other sources	82	2	(40)	134	3	(10)	150	3
Total	4,907	100	2	4,828	100	(4)	5,023	100

2004 Compared to 2003

Group

Consolidated Income Statements	2004		2003
	€	% of net sales	€	% of net sales
	(in million, except percentages)
Net sales	4,907	100	4,828	100
Cost of sales	(1,206)	25	(1,233)	26
Gross profit	3,701	75	3,595	74
Marketing and selling costs	(1,548)	32	(1,525)	32
Engineering and administration costs	(524)	11	(566)	12
Research and development costs	(919)	19	(924)	19
Other operating income	362		399
Other operating expenses	(311)		(293)
Operating profit	761	16	686	14
Financial result	(9)		15
Profit before taxes	752	15	701	15
Income taxes	(249)	5	(255)	5
Profit for the period	503	10	446	9
Attributable to:
Net profit	500	10	443	9
Minority interest	3		3

The following table sets forth our top-selling products during 2004. These products represented approximately 56% of the total net sales for the Group in 2004:

Top-selling products	Net sales	Percentage change from 2003
	(€million)	total	currency adjusted
1. Betaferon® (Betaseron®) (therapeutics)	782	2	5
2. Yasmin® (fertility control)	429	48	56
3. Magnevist® (diagnostics)	303	1	6
4. Iopamiron® (diagnostics)	241	(8)	(6)
5. Ultravist® (diagnostics)	236	0	3
6. Mirena® (fertility control)	199	21	25
7. Diane® (gynecology)	186	(8)	(6)
8. Microgynon® (Levlen®) (fertility control)	128	3	7
9. Meliane® (fertility control)	120	2	4
10. Fludara® (therapeutics)	103	(26)	(25)
Total	2,727	5	8

Net sales

The following table sets forth our net sales by geographic segment during 2004 and 2003, the total change in net sales for each of the geographic segments and the Group reported in the Consolidated Financial Statements and an allocation of such changes among volume/price effects, currency effects and structure effects (effects from acquisitions and divestitures of businesses and products). In the accompanying discussion of net sales of the Group and by geographic segment, in addition to providing net sales figures reported in euro in accordance with IFRSs, we sometimes provide net sales figures for a region, country, business area or product in local currencies or on an organic basis. This disclosure is provided in order to assist investors in making comparisons from period to period and to understand underlying trends in our net sales that may not be apparent.

Net sales by Region	€		Percentage change from 2003				% of net sales
	2004	2003	total	volume/price	currency	structure*	2004	2003
	(in million, except percentages)
Europe Region**	2,472	2,372	4	5	0	(1)	50	49
United States Region	1,242	1,203	3	13	(10)	0	25	25
Japan Region	468	517	(10)	(8)	(2)	0	10	11
Latin America/Canada Region	411	383	7	16	(9)	0	8	8
Asia/Pacific Region**	234	214	9	13	(4)	0	5	4
Other Activities	80	139	(42)	(41)	(1)	0	2	3
Total	4,907	4,828	2	5	(3)	0	100	100
* Effects from acquisitions and divestitures ** Reallocation of individual countries to Regions indicated; previous year’s figures adjusted accordingly

Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

In 2004, the Schering AG Group generated organic net sales growth of 5%, mainly due to increased sales volumes. The continuing strength of the euro negatively affected net sales by 3%. In total, net sales in fiscal year 2004 rose by 2% to €4,907m.

Net sales in the Gynecology&Andrology business area rose by 13% currency adjusted, based on the strong growth of 15% (total +12%) in the field of fertility control. This was due in particular to the ongoing strong increase in net sales of Yasmin® (+56% currency adjusted, total +48%). With total net sales of €429m, Yasmin® is now the Schering AG Group’s number two product. In addition, Mirena® recorded an above-average increase in net sales of 25% in local currencies (total +21%). Our hormone therapy business stabilized (total –4%), with positive price effects (+4%) offsetting a decline in volumes (–4%). Total net sales in the Gynecology&Andrology business area increased by 9% to €1,768, despite negative currency effects (–4%).

The Specialized Therapeutics business area recorded an organic growth of 3%. After adjustment for negative currency and structure effects, net sales declined slightly overall by 1% to €1,542m. The structure effect (–1%) was related to the streamlining of our product range as a result of the sale of non-core products by our German subsidiary, Jenapharm GmbH & Co. KG. Organic growth in the Specialized Therapeutics business area was primarily due to a rise in net sales of Betaferon®, Campath® (marketed outside U.S. as MabCampath®), Leukine®, and Bonefos®. As expected, net sales of Fludara®, which lost its patent protection in the U.S. in August of 2003, declined further due to the resulting competition from generic products. Net sales of Betaferon® amounted to €782m (+5% currency adjusted, total +2%). This healthy growth was helped by ongoing product enhancements, facilitating the application of Betaferon®. Our cancer therapy Campath® generated an increase in net sales growth of 7% currency adjusted (total +1%) in 2004.

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 4% currency adjusted in 2004. As a result, net sales amounted to €1,308m, remaining at the previous year’s level despite negative currency effects (–4%). Net sales of contrast agents for magnetic resonance imaging (MRI) rose after adjustment for currency effects by 8% (total +3%). This increase was primarily due to an encouraging rise in net sales of Magnevist®, as well as to strong rates of increase on the part of our new products, Gadovist® and Resovist®. In contrast, currency adjusted net sales of X-ray contrast media fell slightly by 2% (total –4%) as a result of negative price trends (–4%), which were only partially offset by higher sales volumes (+2%). Net sales of our application technologies for contrast agents, marketed by our U.S. subsidiary Medrad, Inc., rose by 17% currency adjusted (total +7%) in 2004. Since our application technologies business is managed centrally from the United States, we allocate global net sales by the Medrad Group to the United States Region. Translation of the relevant amount into euros led to negative currency effects of 10%.

The Dermatology business area recorded solid organic growth of 6%, with our top-selling products – Advantan® and Skinoren® – making a disproportionately large contribution. After adjustment for currency effects (–2%), total net sales rose by 4% to €207m.

Gross profit

Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold including expenses relating to unutilized capacity (see also Note 4 to our Consolidated Financial Statements) and the purchased cost of goods for resale.

Gross profit increased by 3% to €3,701m in 2004. The gross margin improved by 0.9 percentage points to 75.4%, due in particular to the increased proportion of high-margin products and lower production royalties.

Operating profit

Operating profit represents gross profit after marketing and selling costs, engineering and administration costs, research and development costs, and other operating income and expenses. Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration such as human resources, purchasing, controlling and accounting.

Operating profit was €761m, 11% up on the previous year’s figure. Marketing and selling costs increased by 2% in line with net sales. Engineering and administration costs declined by 7% to €524m. Research and development costs decreased by 1% to €919m. Their ratio to net sales remained stable, at 19%. The development of the costs of operating functions reflects favorable exchange rate effects and strict cost management.

Net Other operating income and expenses decreased by €55m. Key negative effects here were lower year-on-year gains from currency hedges, expenses from the implementation of our FOCUS Initiative and one-time charges relating to pension plans in Japan. These charges were only partially offset by individual positive effects, in particular the absence of goodwill amortization and one-time income from the reversal of a provision for guarantees regarding the sale of our Industrial Chemicals and Natural Substances division in 1992.

Financial result

Financial result represents result from investments, interest result and other financial result.

The financial result decreased by €24m compared with 2003. This was mainly due to an income from the sale of our interest in Oy Leiras Finland AB (€22m) included in the financial result of 2003.

Income taxes

Income taxes decreased from €255m in 2003 to €249m in 2004. Despite the absence of the dividend-related reduction in corporation tax in Germany, the effective tax rate fell by three percentage points to 33%. Along with lower earnings in Japan, where the tax rate is above average, and a lower tax rate in Germany due to the absence of a surcharge levied only for 2003 under legislation for the assistance for the flood victims in Germany in 2002, one-time income from the reversal of a tax provision following the completion of a tax audit at a subsidiary also had an effect.

Net profit

Net profit increased by 13% to €500m in 2004. Earnings per share were 14% above the previous year at €2.61, as the average number of outstanding shares declined in 2004 as a result of our share buy-back program.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in Note 33 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, and the whole African continent. Since January 1, 2004, the countries belonging to the Middle East, as well as India, Sri Lanka, Pakistan, Iran, and Bangladesh have become part of the Europe Region, whereas Australia and New Zealand have been reallocated to the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy (formerly Leiras Oy), Jenapharm, CIS bio international, and the Justesa Imagen Group. Germany, France and Italy were the three strongest sales markets in this Region in the period under review, accounting for 48% of net sales generated in this segment in 2004.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2004 and 2003:

Net sales in the Europe Region by business area:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	1,003	969	3	41	41
Specialized Therapeutics	865	820	6	35	35
Diagnostics&Radiopharmaceuticals	463	450	3	19	19
Dermatology	130	127	2	5	5
Other sources	11	6	83	0	0
Total	2,472	2,372	4	100	100

Net sales

Net sales in the Europe Region increased in 2004 by 4% to €2,472m. The rise was due to positive volume effects (+5%) at overall stable prices being partly offset by a negative divestiture effect (–1%) in Germany. In total, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany and France.

Net sales increased in our major markets, with the exception of Germany. Strong growth was recorded in particular in our key markets Italy (+15%) and Spain (+11%). In Germany, in contrast, net sales declined slightly (–2%). This was due in particular to the divestiture of non-core products at our subsidiary Jenapharm. We were able to offset the negative price effect in Germany on the increase in the government-imposed manufacturers' rebate from 6% to 16%, due to higher sales volumes.

The Gynecology&Andrology business area contained a number of key growth products: Yasmin® (+47%), Mirena® (+12%) and Valette® (+24%). In contrast, net sales of Diane® declined in volume terms by 13% due to strong competition from generic products. In the Specialized Therapeutics business area, net sales of Betaferon® climbed only slightly overall by 1%. Solid increases in net sales of Betaferon® in Great Britain (+9% currency adjusted, total +11%) and Italy (+9%), for example, were offset by negative price developments in other countries, for instance, in Germany due to the government-imposed rebate. Fludara® also recorded strong growth (+12%), as this product was increasingly being used by physicians in combination with MabCampath®. In the Diagnostics&Radiopharmaceuticals business area, net sales of Magnevist® grew by an encouraging 5%, despite negative price effects. Lower prices for Ultravist® were more than offset by higher sales volumes. With a total net sales ratio of 53%, Magnevist® and Ultravist® were the top-selling products in this business area.

Segment performance/Segment result

Segment performance increased by 10% to €1,116m in 2004. Based on a solid gross profit, where the impact of the German healthcare reform was offset by an improved product mix, the reduction in overheads, especially a reduction in marketing and selling costs as well as administration costs, was effective. Furthermore, we profited from the absence of goodwill amortization as well as the income from the sale of non-core products of our German subsidiary Jenapharm.

After allocation of €459m of research and development costs and €77m of central production overhead and production variances, the segment result in 2004 was €580m, representing a higher segment result as compared to €519m in 2003. This increase was mainly due to the increased segment performance.

United States Region

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all sales of pharmaceutical products in the United States Region. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2004 and 2003:

Net sales for United States Region by sub-segment:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Berlex	971	951	2	78%	79%
Medrad	271	252	7	22%	21%
Total	1,242	1,203	3	100%	100%

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2004 and 2003:

Net sales for United States Region by business area:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	356	271	31	29%	23%
Specialized Therapeutics	432	500	(14)	35%	41%
Diagnostics&Radiopharmaceuticals	437	423	3	35%	35%
Dermatology	17	9	90	1%	1%
Total	1,242	1,203	3	100%	100%

Net sales

Net sales in the United States Region increased by 3% in 2004 to €1,242m. The ongoing depreciation of the U.S. dollar against the euro led to a negative currency effect of 10%. After adjustment for currency effects, net sales rose sharply (+13%). While prices increased by 4%, the rise was mainly due to a substantial increase in volumes (+9%).

Berlex accounted for €971m or 78% of total net sales in the United States Region in 2004, while Medrad contributed €271m, or 22%. After adjustment for currency effects, Medrad’s net sales rose by 17% (total +7%) in 2004 as compared to 2003, due to increased sales of CT injection systems (+31%, total +21%) and services (+14%, total +4%).

In the Gynecology&Andrology business area, key growth drivers included the fertility control products Yasmin® (+52% currency adjusted, total +39%) and Mirena® (+52% currency adjusted, total +39%). In the case of Climara® (total –11%), positive price adjustments (+10%) largely offset lower sales volumes (–12%). In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 9% currency adjusted (total –1%). Net sales of Campath® (+4% currency adjusted, total –5%) and Leukine® (+5% currency adjusted, total –4%) also rose as a result of increased sales volumes. In contrast, the currency adjusted decline in net sales of Fludara® of 78% (total –80%) was due to the expiration of our patent in August 2003 and the resulting competition from generic products. The Diagnostics&Radiopharmaceuticals business area recorded clear increases in net sales of Magnevist® (+11% currency adjusted, total +2%) and Ultravist® (+21% currency adjusted, total +11%), despite a slight decrease in prices. Net sales in the Dermatology business area, which was recently set up in this Region, amounted to €17m in the year under review, compared to €9m in 2003. The main reason for this growth was the promising development in net sales of Finacea®, a product used in the treatment of rosacea.

Segment performance/Segment result

Segment performance improved by 13% to €446m in 2004. The gross margin increased slightly, despite negative exchange rate effects, because, aside from lower royalty payments for Betaseron®, we recorded an increase in net sales with higher margin products – in particular, Yasmin®. In fiscal year 2004, overheads declined due to positive exchange rate effects. Currency adjusted, we recorded a mid-single digit increase in percentage terms in the marketing and selling costs, whereby the increase in costs was clearly below net sales growth in local currency. Another positive effect resulted from the absence of goodwill amortization.

After allocation of €274m of research and development costs and €18m of central production overhead/production variances, segment result in 2004 increased by 23% to €154m in 2004, compared to €125m in 2003. This sharp increase was primarily driven by the improved segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expense as a percentage of net sales was above the average percentage for the Schering AG Group.

Japan Region

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2004 and 2003:

Net sales for Japan Region by business area:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	26	28	(5)	6	5
Specialized Therapeutics	108	117	(8)	23	23
Diagnostics&Radiopharmaceuticals	306	342	(11)	65	66
Dermatology	28	30	(7)	6	6
Total	468	517	(10)	100	100

Net sales

Net sales in the Japan Region declined by 10% in 2004 to €468m, or 8% after adjustment for currency effects. This was due both to a decline in sales volumes (–4%) and negative price effects (–4%) caused by government-imposed price reductions taking effect in April 2004, which were in average 5%.

The Diagnostics&Radiopharmaceuticals business area, which accounted for 65% of net sales in the Region in the year under review, recorded a decline in net sales of 8% in local currencies (total –11%). This was due in particular to government-imposed price reductions. As a result, net sales of Iopamiron®, our key product in the Region, declined by 8% currency adjusted (total –10%). This X-ray contrast medium generated net sales of €206m, or 67% of total net sales for this business area. Net sales of Magnevist®, our second-strongest product in the Region, decreased by 9% after adjustment for currency effects (total –10%); currency adjusted net sales of Ultravist® also declined. In the Specialized Therapeutics business area, in contrast, net sales of Betaferon®, our third-strongest product in this Region in 2004, continued to be extremely encouraging, rising to €28m (+13% after adjustment for currency effects, total +11%).

Segment performance/Segment result

Segment performance declined by 34% to €133m in 2004. Consequently, segment performance declined in percentage terms clearly more than net sales. This was primarily due to one-time effects resulting from the change in pension plan obligations of our Japanese subsidiary. Furthermore, we recorded higher purchase prices of iopamidol, the active substance in Iopamiron®. In addition, we slightly improved the gross margin by means of a better product mix.

After allocation of €79m of research and development costs and €12m of central production overhead/production variances, segment result in 2004 was €42m, compared to €88m in 2003. This decline is mainly due to the reduced segment performance.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico, and Canada were our three strongest sales markets in this Region in the period under review. We generated 61% of net sales for the segment in these countries in 2004.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2004 and 2003:

Net sales for Latin America/Canada Region by business area:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	273	254	8	67	66
Specialized Therapeutics	80	73	10	19	19
Diagnostics&Radiopharmaceuticals	29	29	0	7	8
Dermatology	22	22	1	5	6
Other sources	7	5	16	2	1
Total	411	383	7	100	100

Net sales

Net sales in the Latin America/Canada Region increased by 7% in 2004 to €411m. Developments in the Region continued to be dominated by weaker exchange rates against the euro in almost all countries. In local currencies, however, we generated our highest increase in net sales of all Regions in 2004 (+16%). This was due both to improved sales volumes (+9%) and to positive price effects (+7%). We were able to boost net sales in local currencies in our two main markets in the Region, Brazil (+19%, total +14%) and Mexico (+16%, total +2%).

This strong sales growth was mainly due to Yasmin®, which has now been launched in almost all countries and is one of the three top-selling products in this Region. Net sales of Yasmin® in local currencies more than doubled. We also recorded increases in net sales of Diane® (+5% currency adjusted, total –1%) and Microgynon® (+13% currency adjusted, total +3%). In the Specialized Therapeutics business area, Betaferon®, our top-selling product in this Region, generated strong currency adjusted growth of 18% (total +13%), with business benefiting from an increase in the number of sales consultants, as well as from the deployment of specially trained nurses to support patients. In the Diagnostics&Radiopharmaceuticals business area, net sales of Iopamiron® rose by 11% in local currencies (total +2%) compared to 2003, due in particular to volume increases (+7%).

Segment performance/Segment result

Segment performance rose by 13% to €155m in 2004. This increase, at a nearly constant gross margin, turned out clearly higher than the percentage increase in net sales, due to the positive impact of stable administration costs. Overall, the selling and administration costs remained almost the same and therefore clearly decreased in relation to net sales.

After allocation of €62m of research and development costs and €11m of central production overhead/production variances, segment result in 2004 was €82m, compared to €50m in 2003. This increase was mainly due to the increase in segment performance as well as to the decline of allocated research and development expenses.

Asia/Pacific Region

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the Asian countries (with the exception of Japan). Since January 1, 2004 Australia and New Zealand have been reallocated to the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly. In the period under review, Australia, South Korea, and China were our three best-performing markets in the Region, accounting for 73% of segment sales.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Pacific Region for the years ended December 31, 2004 and 2003:

Net sales for Asia/Pacific Region by business area:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	95	88	8	41	41
Specialized Therapeutics	57	47	19	24	22
Diagnostics&Radiopharmaceuticals	73	68	7	31	32
Dermatology	9	11	(14)	4	5
Total	234	214	9	100	100

Net sales

Net sales in the Asia/Pacific Region rose by 9% in 2004 to €234m. This Region was also affected by negative currency effects (–4%), which impacted almost all Asian countries. After adjustment for currency effects, we recorded a rise in net sales (+13%), which was entirely due to volume increases. Roughly one third of net sales was attributable to the largest single market in the Region, Australia (currency adjusted increase: +4%, total: +7%). The countries with the strongest growth in net sales were China (+53% currency adjusted, total +40%), Taiwan (+13% currency adjusted, total +7%) and Thailand (+13% currency adjusted, total +6%).

In the Gynecology&Andrology business areas, the launch of Yasmin® is also proving successful in this Region: net sales increased from €5m in 2003 to €9m in 2004. Additionally, in the field of fertility control, we were able to substantially improve net sales in local currencies of Diane® (+8%, total +5%) and Microgynon® (+9%, total +6%), due in particular to higher sales volumes. In the Specialized Therapeutics business area, net sales of Betaferon® in this Region rose by 3% in local currencies (total +5%) based solely on volume increases. The main sales driver for the Region was Ultravist®, which accounted for 24% of total net sales for the Region. After adjustment for currency effects, net sales of this product climbed 15% (total +9%), with a slightly negative price effect (–3%) being more than offset by a pronounced volume increase.

Segment performance/Segment result

In 2004, segment performance increased by 11% to €90m. This increase was therefore slightly above the increase in net sales, due to decreased administration costs. The gross margin mostly remained stable, since a deterioration due to exchange rate effects resulting from euro-based manufacturing costs was offset by positive effects from the product mix.

After allocation of €38m of research and development costs and €12m of central production overhead/production variances, the segment result was €40m in 2004 compared to €27m in 2003. The increase in segment result compared to 2003 is primarily caused by the increased segment performance.

Other Activities

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 2004 and 2003:

Net sales of Other activities:	Year ended December 31,
	2004	2003	Percentage change from 2003	2004	2003
	€			Percentage of net sales
	(in million, except percentages)
Pharmaceutical chemicals	58	118	(51)	73	85
Other	22	21	5	27	15
Total	80	139	(42)	100	100

Net sales

Net sales by the Other Activities segment fell by 42% in 2004 to €80m. This negative development was largely due to our pharmaceutical chemicals business, which decreased 51% to €58m, primarily as a result of the discontinuation of orders in the hormone therapy area. Currency effects (–1%) did not play a major role.

Segment performance/Segment result

Segment performance declined by 32% to €39m in 2004. This decline was primarily due to lower net sales in percentages from the pharmaceutical chemicals business.The gross margin increased, due to the increase in the higher-margined cooperation business resulting from the strong decrease in the pharmaceutical chemicals business. In addition, administration costs declined significantly.

After allocation of €7m of research and development costs and €23m of central production overhead/production variances, segment result in 2004 was €9m as compared to €(6)m in 2003. This increase primarily resulted from lower allocations of research and development costs and lower allocations of central production overhead/production variances.

2003 Compared to 2002

Group

Consolidated Income Statements	2003		2002
	€	% of net sales	€	% of net sales
	(in million, except percentages)
Net sales	4,828	100	5,023	100
Cost of sales	(1,233)	26	(1,212)	24
Gross profit	3,595	74	3,811	76
Marketing and selling costs	(1,525)	32	(1,629)	32
Engineering and administration costs	(566)	12	(566)	11
Research and development costs	(924)	19	(947)	19
Other operating income	399		370
Other operating expenses	(293)		(298)
Operating profit	686	14	741	15
Financial result	15		(23)
Income from disposal of Aventis CropScience	–		689
Acquisition-related expenses	–		(262)
Profit before taxes	701	15	1,145	23
Income taxes	(255)	5	(276)	5
Profit for the period	446	9	869	17
Attributable to:
Net profit	443	9	867	17
Minority interest	3		2

The following table sets forth our top-selling products during 2003. These products represented approximately 51% of the total net sales for the Group in 2003:

	Net sales	Percentage change from 2002
	(€million)
1. Betaferon® (Betaseron®) (therapeutics)	770	(2)
2. Magnevist® (diagnostics)	300	(7)
3. Yasmin® (fertility control)	290	91
4. Iopamiron® (diagnostics)	263	(12)
5. Ultravist® (diagnostics)	236	(2)
6. Diane® (gynecology)	202	(10)
7. Mirena® (fertility control)	164	20
8. Fludara® (therapeutics)	140	(6)
9. Microgynon® (Levlen®) (fertility control)	122	(6)
10. Meliane® (fertility control)	119	(6)
Total	2,606	2

Net sales

In 2003, the Schering AG Group generated organic sales growth of 6%, mainly due to increased sales volumes. Net sales were negatively impacted by the continued strength of the euro of 9% and by structure effects of 1%. In euros, net sales therefore decreased by 4% to €4,828m.

Net sales in the Gynecology&Andrology business area increased by 11% in local currencies. This was particularly due to the increase of 16% (total +6%) in the field of fertility control, with Yasmin® sales more than doubling in 2003 in local currencies. Reaching total net sales of €290m, Yasmin® is now the Group’s third-largest product. In addition, Mirena® recorded an above-average increase in net sales of 29% in local currencies (total +20%). In contrast, net sales in our hormone therapy business decreased by 8% currency adjusted (total –18%). Despite negative exchange rate effects (–10%), total net sales in the Gynecology&Andrology business area rose by 1% to €1,622m.

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

We believe that our net profit and basic earnings per share for 2002 were impacted by several significant non-recurring items, the effect of which may impair the ability of investors to make comparisons of such figures for 2002 with net profit and basic earnings per share for 2003. In order to improve the ability of investors to make a comparison of these figures for 2002 and 2003, set forth below is a table that includes (i) net profit and basic earnings per share for 2002 and 2003 as reported under IFRSs, (ii) net profit and basic earnings per share for 2002 after being adjusted for these non-recurring items, and (iii) a reconciliation of net profit and basic earnings per share from an as reported under IFRSs basis to an adjusted basis for 2002.

	2003	2002	Percentage change
	(€million; per share amounts in €)
Net profit (IFRSs)	443	867	(49)
Income from disposal of Aventis CropScience	–	(689)	–
Acquisition-related expenses	–	262	–
One-time tax effects	–	24	–
Net profit on a comparable basis	443	464	(5)
Basic earnings per share (IFRSs)	2.28	4.39	(48)
Basic earnings per share on a comparable basis	2.28	2.35	(3)

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

Europe Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2003 and 2002:

Net sales in the Europe Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	969	927	4	41	39
Specialized Therapeutics	820	827	(1)	35	36
Diagnostics&Radiopharmaceuticals	450	452	(1)	19	19
Dermatology	127	134	(5)	5	6
Other sources	6	9	(22)	0	0
Total	2,372	2,349	1	100	100

Net sales

Net sales in the Europe Region increased by 1% to €2,372m in 2003. The rise was due to positive price and volume effects (+6%), compared to negative structure effects (–3%) and exchange rate effects (–2%). The structure effects include the divestiture of the general practitioner division of AWAG Arzneimittelwerke Altona AG (formerly Asche AG) in Germany in 2002, as well as the sale of the non-strategic domestic portion of our Finnish operations. Overall, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany, France and Italy.

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

In the Gynecology&Andrology business area, we achieved net sales growth of 6% after adjustment for exchange rate effects (total +4%). This was based on increased volumes (+5%), and slightly higher prices (+2%), taking divestiture effects in Germany and Finland (totaling –1%) into account. The positive development in our fertility control business (+11% currency adjusted; total +9%) more than compensated for a decline in sales of our hormone therapy business. Particularly noteworthy are Yasmin®, sales of which more than doubled in 2003 to €116m, and the double-digit increases in net sales in local currencies recorded by Mirena® (+17%; total +15%) and Microgynon® (+13%; total +8%).

After adjustment for exchange rate effects, net sales in the Specialized Therapeutics business area remained at last year’s level (total –1%). Sales volumes increased by 11% in 2003, but were offset by negative price effects (–5%) and divestiture effects in Germany and Finland (totaling –6%). The increase in net sales in local currencies was due particularly to Betaferon® (+10%; total +9%), Fludara® (+23%; total +20%), and MabCampath® (+22%; total +19%). Net sales of Bonefos® decreased by 5% currency adjusted (total –7%), due to the sharp decline in prices caused by competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 1% in 2003 after adjustment for exchange rate effects (total –1%). Higher sales volumes (+4%) more than offset lower prices (–3%). This was due above all to developments of our two core products – Magnevist® and Ultravist® – which jointly accounted for 54% of net sales in this Business Area. Net sales of Ultravist® climbed 1% after adjustment for exchange rate effects (total –1%), while we recorded a 3% rise in net sales of Magnevist®, also currency adjusted (total +2%). Net sales of radiopharmaceuticals increased by 2% after adjustment for exchange rate effects (total +2%).

The Dermatology business area recorded a decrease in net sales of 3% in local currencies (total –5%) in 2003. This was due to divestiture effects in Germany, which impacted this Business Area by 4%. Organic growth of 1% was the result of positive developments of Advantan® and Travocort®, which compensated the decline of Psorcutan®.

Segment performance/Segment result

Segment performance declined by 1% to €1,018m in 2003. This was due to a decrease in gross profit, which was mainly the result of the impact of the German healthcare reform. This negative effect was offset by a reduction in overheads, especially a reduction in marketing and selling costs as well as administration costs.

After allocation of €426m of research and development costs and €73m of central production overhead/production variances, the segment result in 2003 was €519m, representing a lower segment result as compared to €538m in 2002. This decrease was mainly due to the reduced segment performance as well as to higher allocated production overheads.

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

After allocation of €254m of research and development costs and €15m of central production overhead/production variances, segment result in 2003 increased by 20% to €125m in 2003, compared to €104m in 2002. This sharp increase was primarily driven by the improved segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expense as a percentage of net sales, was above the average percentage in the Schering AG Group.

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

After allocation of €101m of research and development costs and €13m of central production overhead/production variances, segment result in 2003 was €88m, compared to €106m in 2002. This decline is mainly due to the reduced segment performance.

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

After allocation of €79m of research and development costs and €8m of central production overhead/production variances, segment result in 2003 was €50m, compared to €43m in 2002. This increase was mainly due to the decline in research and development expenses.

Asia/Pacific Region

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Pacific Region for the years ended December 31, 2003 and 2002:

Net sales for Asia/Pacific Region by business area:	Year ended December 31,
	2003	2002	Percentage change from 2002	2003	2002
	€			Percentage of net sales
	(in million, except percentages)
Gynecology&Andrology	88	88	(1)	41	38
Specialized Therapeutics	47	46	3	22	20
Diagnostics&Radiopharmaceuticals	68	76	(8)	32	32
Dermatology	11	12	(11)	5	5
Other sources	0	10	n/a	0	5
Total	214	232	(8)	100	100

Net sales

Net sales in the Asia/Pacific Region declined by 8% to €214m in 2003. This decline was due to negative exchange rate effects (–9%) as well as negative price effects (–2%). Despite a decline in net sales of €10m in Indonesia, due to the termination of a sales partnership, sales volumes increased by 3%. We recorded an increase in net sales in local currencies in the Region’s three largest markets: Australia (+8%, total +8%), South Korea (+6%; total –9%) and China (+18%; total –1%).

Net sales in local currency in the Gynecology&Andrology business area increased by 8% (total –1%). The increase in net sales (currency adjusted as well as total) of Yasmin® and Microgynon® compensated for the decline in other products, particularly in the hormone therapy business.

Net sales in the Specialized Therapeutics business area rose by €1m (+8% currency adjusted; total +3%). This increase is due in particular to volume growth of Betaferon® and Fludara®.

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 5% in 2003 after adjustment for exchange rate effects (total –8%). Volume increases (+9%) were mainly offset by adverse price developments (–4%). Net sales of Ultravist®, which accounted for approximately 74% of net sales by this Business Area in this Region, rose by 1% after adjustment for exchange rate effects (total –1%).

Segment performance/Segment result

In 2003, segment performance declined by 12% to €81m. Aside from the net sales decline of 8% due to currency effects, gross profit slightly decreased because production costs were partly accrued in euro. In addition, marketing and selling costs increased relative to net sales.

After allocation of €39m of research and development costs and €15m of central production overhead/production variances, the segment result was €27m in 2003. The decline in segment result compared to 2002 is primarily caused by the reduced segment performance.

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

After allocation of €25m of research and development costs and €38m of central production overhead/production variances, segment result in 2003 was €(6)m as compared to €16m in 2002. This decrease primarily resulted from a lower segment performance.

Changes in Accounting Policies

IFRSs

We have applied IFRSs since 1994. The IASB has issued a number of new standards as part of its project to develop a core set of International Financial Reporting Standards. Accordingly, we have adopted a number of new or revised International Financial Reporting Standards as described below.

As of January 1, 2004, we opted for early adoption of the revisions of the existing standards under the IASB's Improvement Project as well as IFRS 2 "Share-based Payment" and IFRS 3 "Business Combinations", and, as a consequence, also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004). The changes in accounting policies were made in accordance with the transitional provisions in the new accounting standards.

As a consequence of applying IFRS 3, we no longer amortize goodwill from business combinations as from January 1, 2004, but test goodwill for impairment annually. The negative goodwill from the acquisition of CIS bio international was eliminated against retained earnings. The effects of first-time adoption of the standard on the Profit before taxes, Net profit and Earnings per share (basic and diluted) for 2004 are reported under Note 1 to our Consolidated Financial Statements. The consolidated financial statements for 2003 were not affected as IFRS 3 applies prospectively from January 1, 2004.

As a consequence of applying IAS 38 (revised 2004), the criterion for recognition is always considered to be satisfied for acquired intangible assets since January 1, 2004. Until December 31, 2003, product rights in particular were recognized only upon regulatory approval. For the effect on earnings per share (basic and diluted) that the recognition of payments for pre-approval development projects had in 2004, please refer to Note 1 to our Consolidated Financial Statements.

In accordance with revised IAS 1, "Presentation of Financial Statements", assets and liabilities are classified in the balance sheet by maturity with retrospective effect from December 31, 2003.

The other changes in accounting policies had no material effect on the Group's net assets, financial position and results of operations.

U.S. GAAP

We apply SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” since January 1, 2002. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. In addition, it establishes criteria for the separate recognition of intangible assets from goodwill. The estimated remaining useful lives of existing intangible assets were reviewed effective January 1, 2002. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer subject to amortization, but must be tested for impairment annually using a defined procedure, resulting in the recognition of an impairment loss if appropriate.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with IFRSs requires management to make estimates and assumptions. This is affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of those judgements can be subjective in nature and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption made by the company, there may also be other estimates or assumptions that the company reasonably could have used. If the accounting estimate required to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates that reasonably could have been used would have a material impact on the presentation of the financial condition, changes in financial condition or results of operations, the accounting estimate would constitute a critical accounting policy. In the following we provide descriptive information on the accounting policies we regard critical. We also provide an analysis of the sensitivity of critical accounting estimates. Please also refer to Note 5 to our Consolidated Financial Statements.

In addition to our Consolidated Financial Statements in accordance with IFRSs we provide a reconciliation to U.S. GAAP in Note 37 to our Consolidated Financial Statements which differs in certain respects from IFRSs.

Senior management has discussed the critical accounting estimates with the audit committee.The Group does not consider any specific accounting policy to be critical to the economic success of the Group.

Critical accounting policies under IFRSs

Our critical accounting policies include inventories, the impairment of long lived assets and goodwill, the recoverability of deferred tax assets, provisions, accounting for expected third-party claims and the accounting for pension plans.

Inventories

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Impairment of long-lived assets and goodwill

We test our long-lived assets for impairment whenever events or changes in circumstances indicate (triggering event) that the carrying amount of the asset may not be recoverable. Goodwill and other intangible assets not yet available for use are tested for impairment annually. In order to assess if an asset or a cash-generating unit is impaired, we estimate the recoverable amount of the asset or the cash-generating unit by the higher of either the present value of future cash flows expected to result from the use of the asset or cash-generating unit (value in use) or its fair value less costs. If the recoverable amount is less than the carrying amount of the asset or cash-generating unit, we will recognize an impairment loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. For estimating future cash flows, we use our internal budgets. Thereby, considerable management judgement is necessary to identify a triggering event and to estimate future sales and cost of sales which underlie the present value of future cash flows. Accordingly, actual outcomes could vary significantly from such estimates.

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of €500m. No impairment losses on allocated goodwill would be necessary in any segment. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of €1,300m. No impairment losses on the goodwill allocated would be required in any of the segments.

Deferred tax assets

Deferred tax assets are only recognized to the extent that the realization is probable, i.e., if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

Provisions

Provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings are recognized and measured by reference to an estimate of the probability of future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Accounting for expected third-party claims

Provisions for third-party claims include mainly indemnities relating to the sale of business activities.

During fiscal year 2002, we completed the sale of our 24% ownership interest in Aventis CropScience to Bayer AG. The purchase agreement contained a range of indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, social contributions and product liabilities. The possible indemnities, representations and warranties are uncertain in nature. Therefore, the estimation of the amount of expected claims requires subjective assumptions and management judgement. The actual outcome regarding the filing of claims as well as the actual amount attributable to a filed claim might differ significantly from management’s expectations.

Pension plans

We account for pensions in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events (see Note 4 to our Consolidated Financial Statements). These factors include key actuarial assumptions about the discount rate and rate of future compensation increases. In addition, our actuarial consultants also make use of subjective assumptions such as fluctuations and mortality rates. These actuarial assumptions may differ materially from actual developments due to changing market and economic conditions, changes in fluctuation rates or changes in life expectancy of participants, thereby resulting in a significant increase of the projected benefit obligation (PBO).

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market related value of plan assets. The expected rate-of-return of 7% for German plans and 4.8% for Other plans is based on historical and expected future averages for risk premiums and absolute returns of the considered asset categories. They are also cross-checked with market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. The market-related value of plan assets for the Schering Pension Trust is based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

Obligations from the defined-benefit pension plans and the pension costs for the following year are calculated on the basis of the parameters given in Note (4) to our Consolidated Financial Statements. An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €125m or increase it by €141m. The amortization expense for unrecognized actuarial losses in the following year would decline by €5m or increase by €9m. An increase or decrease in salary trends by 0.5 percentage points would increase the defined benefit obligation by €85m or reduce it by €74m. The amortization expense for unrecognized actuarial losses in the following year would increase by €5m or decrease by €5m. An increase or decrease in the expected return on plan assets of one half percentage point would decrease or increase the net periodic pension costs by €6m.

The estimated effect of net unrealized losses on future pension expenses amounts to €9m per year (estimated effect for 2004: €5m).

Critical Accounting Policies under U.S. GAAP deviating from IFRSs

Goodwill

Since January 1, 2002, goodwill arising from acquisitions is not amortized under U.S. GAAP. Instead, SFAS No. 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level. The reporting units are our primary segments, which are geographical. In the first step, the fair value of the reporting unit is compared to its book value (carrying amount) including goodwill. In order to determine the fair value of the reporting unit, significant management judgement is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the reporting unit is less than its book value, a second step needs to be performed which compares the fair value of the reporting unit’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. Impairment testing, which was performed on the basis of the present value of estimated future cash flows, did not result in an impairment of goodwill in 2004.

The future actual cash flows may differ significantly from estimated cash flows, thereby requiring an impairment in later periods.

New Accounting Standards

IFRSs

In February 2004, the IASB issued IFRS 2 “Share-based Payment”. IFRS 2 prescribes the financial reporting by an entity when it undertakes a share-based payment transaction. It applies to grants of shares, share options or other equity instruments made after November 7, 2002 that had not yet vested at the effective date of the IFRSs. IFRS 2 applies retrospectively to liabilities arising from share-based payment transactions existing at the effective date. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees. IFRS 2 applies to annual periods beginning on or after January 1, 2005; earlier application is encouraged. We elected to apply IFRS 2 beginning with January 1, 2004.

In March 2004, the IASB issued IFRS 3 “Business Combinations”. IFRS 3 prescribes the financial reporting by an entity when it undertakes a business combination. All business combinations are accounted for by applying the purchase method. Goodwill is recognised as an asset and is subsequently carried at cost less any accumulated impairment losses in accordance with IAS 36 “Impairment of Assets”. Accordingly goodwill is no longer amortized. We have adopted IFRS 3 since January 1, 2004. For information regarding the effect the application of IFRS 3 had on our Consolidated Financial Statements for the year 2004 please refer to Note 1 to our Consolidated Financial Statements.

In March 2004, the IASB issued IFRS 4 “Insurance Contracts”. IFRS 4 prescribes the financial reporting for insurance contracts by any entity that issues such contracts. It applies to insurance contracts issued, reinsurance contracts held and financial instruments issued with a discretionary participation feature. IFRS 4 is applicable for annual periods beginning on or after January 1, 2005. We did not apply this standard for fiscal year 2004. We do not expect a material effect on our Consolidated Financial Statements from the application of IFRS 4.

In March 2004, the IASB issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. IFRS 5 prescribes the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. A non-current asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. That is, the asset (or disposal group) is available for immediate sale and its sale is highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of fair value less costs to sell and its carrying amount. A discontinued operation is a component of an entity that either has been disposed of or is held for sale. IFRS 5 applies to annual periods beginning on or after January 1, 2005. We did not apply the standard for fiscal year 2004. We do not expect a material effect on our Consolidated Financial Statements from the first-time application of IFRS 5.

During 2004, the IASB issued an amendment “Actuarial Gains and Losses, Group Plans and Disclosure” to IAS 19 “Employee Benefits”. This amendment introduces an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans and redefines disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2006. We did not apply the amendment for fiscal year 2004. We are currently in the process of analyzing the additional recognition option.

U.S. GAAP

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity, are now required to be classified as a liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The Standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate of return on assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Notes 24 and 38 to our Consolidated Financial Statements.

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB's Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIEs created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) must be applied to all variable interest entities no later than the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for amounts of idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. Presently, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our U.S. GAAP reconciliation for 2004, 2003 and 2002 is reported under Note 37 to our Consolidated Financial Statements. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our reconciliation for 2006, when capitalized costs will be reversed as an expense.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2004, 2003 and 2002 is reported under Note 38 to our Consolidated Financial Statements. SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153 “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. According to SFAS No. 153, exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

United States GAAP Reconciliation

As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IFRSs. IFRSs differ in certain material aspects from United States Generally Accepted Accounting Principles. A comparison of net profit, earnings per share (basic) and equity at, or for the year ended, December 31, 2004, 2003 and 2002 determined under IFRSs and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IFRSs is shown below.

	December 31,
	2004		2003	2002
	$	€	€	€
	(in millions, except per share data)
Net Profit under IFRSs	677	500	443	867
Net Profit under United States GAAP	637	471	489	848
Earnings per share (basic) under IFRSs	3.53	2.61	2.28	4.39
Earnings per share (basic) under United States GAAP	3.33	2.46	2.52	4.30
Total equity under IFRSs	4,097	3,026	2,922	2,955
Shareholders`equity under United States GAAP	3,886	2,870	2,831	2,800

As more fully described and quantified in Note 37 to our Consolidated Financial Statements, the major differences between IFRSs and U.S. GAAP relate to accounting for business combinations (research-in-process charges; amortization of goodwill), acquired R&D, compensation costs for early retirement programs, provisions for pensions and stock option plans, the accounting of inventories and the capitalization of interest costs.

In 2004, net profit under U.S. GAAP is lower by 6% as compared to net profit under IFRSs whereas it was higher by 10% in 2003. In 2002, net profit under U.S. GAAP was lower by 2% as compared to net profit under IFRSs.

In 2004, the primary reasons for a lower net profit under U.S. GAAP were amortization charges on intangibles that became capitalized in the context of business combinations whereas the corresponding goodwill is no longer amortized under IFRSs since January 1, 2004 following the adoption of IFRS 3 "Business Combinations". Further, compensation costs following the accounting of stock option plans adversly affected our reconciliation. Also, under IFRSs milestone payments for R&D activities became capitalized during 2004 following the adoption of IAS 38 "Intangible Assets" (revised 2004); under U.S. GAAP however R&D costs shall not be capitalized. Finally, the redesign of our pension plans in Japan also adversely affected the reconciliation of net profit under U.S. GAAP. The recognition of a minimum pension liability adversley affected the reconciliation of shareholders`equity under U.S. GAAP; net profit under U.S. GAAP was not affected since the corresponding contra item was recognized directly in Accumulated other comprehensive income.

In 2003, the primary reasons for a higher net profit under U.S. GAAP were adjustments resulting from the discontinuation (from January 1, 2002) of the amortization of goodwill arising from acquisitions under U.S. GAAP as well as from new agreements on early retirement during 2003 (see Note 37 to our Consolidated Financial Statements).

In 2002, the primary reason for a lower net profit under U.S. GAAP were expenses for acquired research-in-process which are especially related to our acquisition of Collateral Therapeutics, Inc., and which are capitalized as part of goodwill under IFRSs. A positive effect on net profit under U.S. GAAP resulted from the suspension of amortizing goodwill in accordance with SFAS No. 142 as well as from the divestment of our interest in Aventis CropScience.

A classification difference also arises in presenting interest relating to the pension obligations not transferred to external funds. Under IFRSs, interest relating to the unfunded pension obligation is classified in financial result (see Note 10 to our Consolidated Financial Statements). Under U.S. GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under U.S. GAAP would be lower and financial result higher by €29m in 2004, €35m in 2003 and €44m in 2002.

Inflation

During the past three years, the effects of inflation on our operations have not been material.

LIQUIDITY AND CAPITAL RESOURCES

For a discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk" and Note 31 to our Consolidated Financial Statements. We do not utilize commodity contracts.

Cash Flow Analysis

2004 compared to 2003

Operations

Cash flows from operating activities increased by 29% from €581m in 2003 to €751m in 2004. The improved cash flow from operating activities is due to a higher profit for the period. In addition, after a sharp increase of working capital in 2003, inventories and receivables increased in line with our underlying business in 2004; these positive effects were partly offset by a decrease in operating liabilities.

Investing

Cash flows used in investing activities amounted to €311m in 2004 compared to €161m in 2003. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €290m (2003: €318m). Proceeds from the disposal of non-current assets amounted to €51m. In the previous year, proceeds from the disposal of non-current assets of €123m included €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. Furthermore, €72m were used for the purchase of securities during 2004, whereas 2003 €36m were realized from the sale of securities.

Financing

Cash flows used in financing activities amounted to €217m in 2004, as compared to €247m in the previous year. These cash flows mainly related to the distribution of dividends of €180 paid in 2004 for the previous year (2003: €182m) as well as the purchase of treasury shares in the amount of €167m (2003: €90m). A positive effect resulted from the increase in borrowings by €130m during 2004 (2003: €25m).

2003 compared to 2002

Operations

Cash flows before working capital changes totaled €766m, up 2% on the 2002 figure (€749m), whereas the underlying profit of the period declined from €869m in 2002 to €446m in 2003. These contrary trends are due to the fact that material amounts contained in the profit of the period last year were attributable to cash flows from investing activities, not to cash flows before working capital changes (disposal of Aventis CropScience and acquisition of the Leukine® development project). In addition, our share in the profit of Aventis CropScience in 2002 did not impact cash flows.

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

Investing

Cash flows used in investing activities amounted to €161m in 2003, compared with cash flows from investing activities of €685m in 2002. The cash outflows in the year under review were mainly due to the purchase of non-current assets. Proceeds from the disposal of non-current assets contained €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. The cash flows from investing activities reported in 2002 were mainly due to the proceeds from the disposal of our 24% interest in Aventis CropScience for €1.5bn. Purchases of non-current assets in 2002 included the cost of the manufacturing and marketing rights to Leukine® in its approved indications.

Financing

Cash flows used in financing activities amounted to €247m in 2003, as compared to €1,031m in the previous year. These cash flows mainly related to the distribution of dividends of €182m paid in 2003 for the previous year (2002: €165m) as well as the purchase of treasury shares in the amount of €90m (2002: €234m). In addition, the decline in the cash flows used in financing activities was primarily due to a one-time contribution of €500m to the Schering Pension Trust in 2002.

Capital Resources

Net Cash Position

The Schering AG Group's cash and cash equivalents as of December 31, 2004, 2003 and 2002 amounted to €785m, €566m, and €408m respectively. As of December 31, 2004, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less borrowings) of €780m, compared with €632m as of December 31, 2003, and €569m as of December 31, 2002. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 2004, 2003, 2002, amounted to €468m, €458m and €439m, respectively. As pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. In 2001, Schering AG founded the Schering Altersversorgung Treuhand Verein (Schering Pension Trust). One-time contributions amounting to €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly.

We hold our cash and cash equivalents primarily in euros. As of December 31, 2004, euro denominated liquid assets represented 84% of total cash and cash equivalents. U.S. dollar denominated liquid assets represented 6% of total cash and cash equivalents.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2005, including capital expenditures, research cooperation projects, debt service and dividends.

Credit Lines

On December 31, 2004, the Schering AG Group had aggregate unused committed lines of credit of €43m (2003: €81m; 2002: €192m).

Borrowings

Borrowings are reflected in our Consolidated Financial Statements as non-current borrowings and current borrowings. Borrowings as of December 31, 2004, amounted to €238m, compared with €110m as of December 31, 2003, and €91m as of December 31, 2002. €39m of these liabilities have a maturity of less than one year (December 31, 2003: €74m; December 31, 2002: €53m).

In December 2004 a long-term loan amounting to $263m was raised to improve our liquidity reserves. The loan is a term-loan that matures in 2009; the interest rate is based on short term U.S. dollar-rates and is adjusted every three months.

Share repurchase program

In 2004, we repurchased 4,249,083 own shares (including ADSs) of which 249,083 shares were designated for and used in our worldwide Employee Share Ownership Programs (ESOPs) and transferred to employees. The remaining 4 million shares were purchased within the Share Buyback Programs authorized by the Annual General Meetings (AGM) in 2003 and 2004. The authorizations given by the AGM amounted to 19.4 million shares in 2004 and 15 million shares in 2003. In 2003, 2.5 million shares were repurchased within the Share Buyback Program in addition to approximately 0.4 million shares purchased in the context of ESOPs.

The current AGM Authorization for the Share Buyback Program will expire on September 30, 2005, unless renewed at the next AGM on April 14, 2005.

For additional information regarding share repurchases by Schering AG and its subsidiaries, please refer to “Item 16E – Purchase of Equity Securities by the Issuer and Affiliate Purchasers”.

Recent acquisitions and dispositions

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to expand our product portfolio,

  acquire promising technical innovations, and

  strengthen our presence on key geographical markets.

From time to time, we dispose of assets or businesses that we decide do not belong to our core business.

Acquisitions

In the area of hematological oncology, we acquired exclusive rights to develop, sell and distribute MabCampath® in Japan, China and the Asian Pacific Basin from the U.S. biopharmaceutical company ILEX Oncology, Inc., in February 2003. We now have the worldwide marketing rights for this product which we have been marketing in the United States and Europe since 2001.

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

Dispositions

In December 2004 we sold our 80% stake in Schering (Nanjing) Pharmaceutical Limited to Nanjing Xingang Medicine Co. Ltd., in order to consolidate our China business.

In August 2004, we sold the largely generic therapeutics product line of our subsidiary Jenapharm GmbH&Co. KG to a subsidiary of Dermapharm AG, Grünwald.

In the course of further focusing our business on core competencies, we sold the remaining 49% of Oy Leiras Finland AB to the Nycomed Group for €43m in May 2003. This transaction completed the divestiture of the domestic business of former Leiras Oy, which merged with our Finnish subsidiary Schering Oy in 2003. We had earlier reduced our interest in Oy Leiras Finland AB to 49% in 2002.

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

Capital expenditures on property, plant, and equipment totaled €212m in 2004, compared with €231m in 2003 and €281m in 2002. The year-on-year decrease is due to exchange rate effects as well as measures connected to our FOCUS Initiative, which was introduced in 2003 and continued in 2004.

In the year under review, 43% of expenditures related to Germany, 19% to other countries in the European Union, 26% to the United States, and 4% to Japan. 49% of our total capital budget was spent on production, quality assurance, and environmental protection, and 28% on research and development. Marketing and selling and Other functions accounted for 23% of our investment budget.

In 2004, we continued the construction of our new research building at our Berlin site. In production, we made investments to adapt our facilities to changes in market demands, such as packaging lines for Specialized Therapeutics or filling lines for contrast media cartridges. We reduced capital expenditures considerably at our Bergkamen site in 2004, in order to adapt our production capacity as a supplier for pharmaceutical intermediates to the reduced volume of demand. Further investments were made in the modernization of our radiopharmaceuticals production facility in Saclay, France.

Capital expenditures for 2005 are expected to reach €240m. We will continue with the construction of the new research building at our Berlin site. In Bergkamen, we will invest in measures that will allow us to further improve our cost structures in active substance production.

In Seattle, USA, we will continue with the construction of our biotechnological production facilities for the manufacturing of Leukine®.

In addition, we are expecting to incur capital expenditures relating to the implementation of our production strategy to reduce the number of production sites.

Based on the ongoing projects to alter the production structure within the Schering AG Group, we expect capital expenditures in 2006/2007 to remain at the same level as in 2005.

Contractual Obligations

The following table provides a maturity analysis of our on- and off-balance sheet contractual obligations as of December 31, 2004:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in € million)
Bank loans and overdrafts	269	46	18	205	0
Operating Leases	182	50	50	51	31
Purchase Obligations	319	156	70	62	31
Long-term research and other agreements	117	33	82	2	–
Other Long-Term Liabilities reflected on the balance sheet under IFRSs including present value of expected payments to employees for unfunded pension obligations	1,074	29	198	160	687
Total	1,961	314	418	480	749

Contractual Obligations under Bank loans and overdrafts also include interest payments.

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

Dividends

In 2004, Schering AG paid a cash dividend of €0.93 per share for the financial year 2003 (in total €177m) and in 2003, a cash dividend of €0.93 per share for the financial year 2002 (in total €180m). The cash dividend paid in 2002 was €164m (€0.83 per share). The Executive Board will propose to the Annual General Meeting a dividend of €1.00 per share for the financial year 2004.

Restructuring Program

Within the FOCUS Initiative Schering AG has started a restructuring program called MORE (Manufacturing and Organizational Restructuring for higher Efficiency) which aims at creating a more efficient, more flexible, more market-demand driven and thus more competitive manufacturing network within our global supply chain. The program is an extension of our global production strategy. It is composed of several projects, which are focused on improving productivity in our production of active substances and of pharmaceutical products. With respect to pharmaceutical production MORE is aimed at creating a network of 12 pharmaceutical production sites worldwide, nearly all of them being specialized in one single dosage form (e.g. liquids, solids).

We have set up provisions totaling €37m for restructuring measures already initiated within the framework of MORE. Provisions for restructuring largely include severance obligations to employees and other costs related to capacity reductions.

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

We made sales in a range of currencies during 2002, 2003 and 2004 as follows:

	Year ended December 31,
	2004	2003	2002
	(percentage of net sales)
Euro	42	44	39
U.S. dollar	26	26	27
UK pound sterling	4	3	3
Japanese yen	10	11	12
Brazilian real	3	2	3
Other	15	14	16
	100	100	100

We translate the balance sheets of our subsidiaries that do not use the euro as their functional currency into euro at the mid-market rate on the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. Comparability of our performance between financial periods can be significantly affected by fluctuations in the value of the euro against other currencies. Moreover, our financial condition and results of operations may be materially affected by movements in the exchange-rate between foreign currencies to which the Group is exposed and the euro. In general, due to translation effects, appreciation of the euro relative to a foreign currency has a negative effect on our reported consolidated net sales, operating profit and net profit. The depreciation of the euro relative to a foreign currency generally has a positive effect on our reported consolidated net sales, operating profit and net profit. The U.S. dollar, Japanese yen, British pound sterling and Brazilian real are the most significant sources of this currency translation risk. Please refer also to Note 6 to our Consolidated Financial Statements.

Net sales in 2004 increased by 5% in local currency terms as compared to 2003. In euro terms, net sales increased by 2% as compared to 2003. The negative translation effect was essentially due to the strengthening of the euro relative to the U.S. dollar and other currencies during 2004.

Net sales in 2003 increased by 6% in local currency terms as compared to 2002. In euro terms, net sales decreased by 4% as compared to 2002. The negative translation effect was essentially due to the strengthening of the euro relative to the U.S. dollar and other currencies during 2003.

For a discussion of the significant effects of foreign currency on our results of operations, see "– Results of Operations – 2004 Compared with 2003 – Results of Operations by Segment – United States Region", “– Latin America/Canada Region", "– Japan Region" and "– Asia/Pacific Region","– Results of Operations – 2003 Compared with 2002 – Results of Operations by Segment – United States Region”, “– Latin America/Canada Region", "– Japan Region" and "– Asia/Pacific Region".

Environmental Matters

Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 2003 and 2004, we incurred capital expenditures of €15m and €4m, respectively, for environmental protection projects and other projects resulting in environmental benefits. Capital expenditures for environmental protection and other projects resulting in environmental benefits are forecasted to be between €5m and €15m for each of the years 2005 through 2008. In addition, our operation and maintenance costs for safety and environmental measures were €76m in 2003 and €74m in 2004. Operation and maintenance costs for each of the years 2005 through 2008 are forecasted to be between €76m and €80m.

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

See "Item 11 – Quantitative and Qualitative Disclosure about Market Risk".

Legal Matters

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. For a discussion of certain legal proceedings in which we are involved, see "Item 8 – Financial Information – Legal Proceedings."

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

Our research and development activities are focused on selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

  gender specific health care products.

  therapy of life threatening diseases

  therapy options for various types of cancer.

  therapy of selected disabling diseases.

  sensitive and highly specific diagnostics.

  regenerative medicine.

For a discussion of our research and development activities and expenses, refer to “Item 4 – Information on the Company – Research and Development”. For a discussion of patents and other intellectual property, refer to “Item 4 – Information on the Company – Patents and Other Intellectual Property”.

OFF-BALANCE SHEET ARRANGEMENTS

We do not use "off-balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities or variable interest entities. For a discussion of our accounting policy with respect to special purpose entities, refer to “Results of Operations – New Accounting Standards – U.S. GAAP”.

As of December 2004, we had issued financial guarantees and warranties of €28m (2003: €27m; 2002: €23m) which are related to transactions arising from the normal course of business.

Off-balance sheet contractual obligations are reported under “- Contractual Obligations”.

Item 6. Directors, Senior Management and Employees

CORPORATE GOVERNANCE, DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Corporate Governance

German corporate governance standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the New York Stock Exchange (NYSE). A brief, general summary of such principal differences as it applies to Schering AG follows.

As required by the German Stock Corporation Act (Aktiengesetz), Schering AG has a two-tier board system consisting of a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). No person can be a member of the Supervisory Board and the Executive Board at the same time.

The shareholders exercise their rights in a shareholders meeting where one share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice, which may also be a shareholders’ association. Appointments of proxies must be submitted in writing. By providing proxies, Schering AG enables shareholders not attending the meeting to exercise their rights. This option is open to all shareholders who do not wish to commission their custodian bank or another third party to exercise their voting rights.

The Executive Board is responsible for managing the business of Schering AG in accordance with the German Stock Corporation Act and the Articles of Association (Satzung) of Schering AG.

The principal function of the Supervisory Board is to supervise the Executive Board and to appoint and to remove the members of the Executive Board. The Supervisory Board may not make management decisions, but certain types of transactions require its prior consent. These include the annual budget and significant financial and M&A transactions.

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

The Executive Board and the Supervisory Board have determined that the company complies with all recommendations of the German Code of Corporate Governance, and such determination has been publicly disclosed. These requirements are not legally binding but are intended to establish a standard of good corporate governance for German stock corporations. Compliance or non-compliance with the Code must be disclosed by each publicly traded company. Under the Code, each member of the Supervisory Board and the Executive Board must disclose a conflict of interest arising in their person. No such disclosure was received in 2004.

The company has purchased D&O liability insurance for the members of its Supervisory Board and the Executive Board, which provides for an appropriate deductible for members of the Executive Board and Supervisory Board.

The ordinary shares (in the form of American Depositary Shares) of Schering AG are listed on the New York Stock Exchange. Schering AG is subject to the listed company rules of the NYSE and the requirements of the U.S. Securities Exchange Act of 1934 that are applicable to foreign private issuers.

Supervisory Board

Our present Supervisory Board consists of 16 members, 8 of whom are elected by our shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the German Stock Corporation Act, and 8 of whom are elected by our German employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

A member of our Supervisory Board elected by our shareholders may be removed by our shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory Board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a Chairman and a Vice-Chairman from among its members. At least half the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a repeated tie, the Chairman (who is, in practice, a representative of the shareholders) then has a casting vote.

The members of our Supervisory Board are each elected for the same fixed term of approximately five years. If a member is elected to replace a retired member, its term will expire at the same time. The term of our current members of the Supervisory Board will expire at the end of the Annual General Meeting 2009. Re-election is possible.

The remuneration of the members of the Supervisory Board is determined by the shareholders meeting and stipulated in our Articles of Association.

In proposing to the shareholders meeting candidates for election as Supervisory Board members, the Supervisory Board has put emphasis on selecting candidates with expertise and experience in different relevant fields and from various nations.

The current members of our Supervisory Board, their respective ages as of February 28, 2005, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

Name	Age	Principal occupation	Year first elected by shareholders (S) employees (E)
Dr. Giuseppe Vita Chairman of the Supervisory Board	69		2001 (S)
Norbert Deutschmann Vice-Chairman of the Supervisory Board	53	Chairman of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Karl-Hermann Baumann	69		1994 (S)
Hans-Georg Bleeck, Dipl.-Volkswirt	53	Member of the Works Council, Schering AG, Berlin	2004 (E)
Prof. Dr. med. Piet Borst	70	Professor of Clinical Biochemistry, University of Amsterdam, Amsterdam	2000 (S)
Dr. Mathias Döpfner	42	Chairman of the Executive Board of Axel Springer Verlag AG, Berlin	2001 (S)
Professor John A. Dormandy	67	Emeritus Professor of Vascular Sciences, University of London, London; Director, Vascular Clinical Research Unit, St.George’s Hospital, London	1996 (S)
Dr. rer. pol. Reiner Hagemann	57	Chairman of the Executive Board of Allianz Versicherungs-AG, Munich	1997 (S)
Johannes Heitbaum	41	Vice Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)
Dr. h.c. Martin Kohlhaussen	69	Chairman of the Supervisory Board of Commerzbank AG, Frankfurt/Main	1996 (S)
Hermann-Josef Lamberti	49	Member of the Executive Board of Deutsche Bank AG, Frankfurt/Main	2001 (S)
Dr. med. Hans-Peter Niendorf	58	Senior Medical Advisor, Diagnostic Imaging, Schering AG, Berlin	1999 (E)
Detlef Pfotenhauer	48	Chairman of the Groups Works Council, Schering AG, Berlin	2004 (E)
Dr. rer. oec. Ulrich Sommer	57	Area Manager Marketing Europe Region, ScheringAG, Berlin	1999 (E)
Sabine Süpke	41	District manager, IG BCE for the Berlin-Mark Brandenburg district	2004 (E)
Heinz-Georg Webers	45	Chairman of the Central Works Council of Schering AG; Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)

In addition, Mr. Joachim Elsholz, Mr. Hans-Jürgen Scheel and Mr. Günter Schmitt served on our Supervisory Board during 2004 until the completion of the Annual General Meeting on April 16, 2004. Ms. Sabine Süpke, Mr. Hans-Georg Bleeck and Mr. Detlef Pfotenhauer were elected by our employees to serve on the Supervisory Board effective as of the Annual General Meeting in 2004.

Executive Board

Our Executive Board currently consists of seven members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

Any two members of the Executive Board or one member of the Executive Board together with the holder of a special power of attorney (Prokura) may legally represent Schering AG towards third parties.

The Executive Board reports regularly to the Supervisory Board, including with respect to proposed business policy and strategy, profitability, the current business of Schering AG, deviations from plan, risk management, business transactions that may affect the profitability or liquidity of Schering AG, and any exceptional matters which arise from time to time. The Supervisory Board may also request special reports from the Executive Board.

The Supervisory Board appoints each member of the Executive Board for a maximum term of five years. Executive Board members may be reappointed or have their term extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Executive Board prior to the expiration of his/her term if he/she commits a serious breach of duty or is incapable of carrying out his/her duties or if there is a bona fide vote of no confidence by a majority of the votes cast at a general meeting.

A member of the Executive Board may not vote on matters relating to certain contractual arrangements between the member and the Schering AG Group. He/she may be liable to Schering AG if he/she has a material interest in any contractual agreement between the Schering AG Group and a third party which was not disclosed to, and approved by, the Supervisory Board.

The current members of our Executive Board, their respective ages as of February 28, 2005, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

Name	Age	Position	Term of office
Dr. Hubertus Erlen	61	Chairman of the Executive Board; responsibilities: strategy and business development, corporate communication, senior executives, corporate auditing	1985 - 2008
Dr. Karin Dorrepaal	43	Member of the Executive Board; responsibilities: Diagnostics&Radiopharmaceuticals, procurement, supply chain and environment	2004 - 2007
Dr. Ulrich Köstlin	52	Member of the Executive Board; responsibilities: marketing and sales, Europe Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region	1994 - 2009
Lutz Lingnau	61	Member of the Executive Board; responsibilities: Specialized Therapeutics, Dermatology, United States Region	2001 - 2005
Marc Rubin, MD	50	Member of the Executive Board; responsibilities: development and Oncology	2003 - 2006
Dr. Jörg Spiekerkötter	46	Member of the Executive Board; responsibilities: finance and administration, information technology, human resources	2002 - 2007
Prof. Dr. Dr. h.c. Günter Stock	61	Member of the Executive Board; responsibilities: research, Gynecology&Andrology,	1989 - 2005

Dr. Hubertus Erlen began his career with Schering AG in 1972 in a pharmaceutical manufacturing function. In 1978 he joined the central office of the Executive Board, which he later headed. Subsequently, he served as a member of the former Electroplating Divisional Board, including in the United States. In 1985, Dr. Erlen was appointed as a member of the Executive Board of Schering AG, and his responsibilities included the region North America as well as Production and Human Resources. In April 2001, Dr. Erlen became Chairman of the Executive Board.

Dr. Karin Dorrepaal joined Schering AG in 2004. Prior to joining the company, she worked for Booz Allen Hamilton, a management consultancy, where she specialized in the pharmaceutical industry. She received her Ph.D. in medicine from the Free University of Amsterdam. Dr. Karin Dorrepaal was appointed as a member of the Executive Board of Schering AG on September 1, 2004, and is responsible for Diagnostic Imaging, Supply Chain and Environment, as well as Procurement.

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

Marc Rubin, MD, joined Schering AG from GlaxoSmithKline in 2003. He started his career at the National Institutes of Health, on the senior staff of the National Cancer Institute. He joined Glaxo, Inc., in 1990 as Director of Infectious Diseases Clinical Research in the USA. In his time at GlaxoSmithKline, Mr. Rubin held positions of responsibility in global clinical and commercial development overseeing programs in the USA, Europe, Asia and Latin America. In 2001, he was Senior Vice President of Global Clinical Pharmacology & Discovery Medicine. Mr. Rubin was appointed as a member of the Executive Board of Schering AG on October 1, 2003 and is responsible for development, leading Schering AG's Preclinical and Clinical Development as well as Global Regulatory Affairs.

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

Other Senior Management

Mr. José E. Martino Alba joined Schering AG in1983. From 1983 to 1989, he held several positions with Schering AG in Spain and South America, including plant manager in Venezuela and Colombia. From 1989 to 1991, he served as a project manager for the European production subsidiaries of Schering AG. From 1991 to 2002, he was chairman of the board and managing director of Schering AG’s subsidiaries in China and Hong Kong. In September 2002, Mr. Martino was appointed as the representative director and president of Nihon Schering K.K.

Mr. Reinhard Franzen joined Schering AG in 1983 and has managed a variety of marketing, medical affairs and operational departments. He has gained experience working in many countries including Thailand, the Phillipines, Germany and the United States. Most recently, Mr. Franzen served as Vice President and General Manager of the female health care business unit in the United States. In 2003, he became president and Chief Operating Officer of Berlex Laboratories, an operating unit of Berlex, Inc.

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

Prof. Dr. Wolfgang Kehr joined Schering AG in 1970 as a research scientist. In 1985 he became head of Schering AG’s pharmaceutical research and served as a member of the executive committee of its pharma division. In 1988, he became a member of the board of Berlex Laboratories, Inc. Since 1991, he served as head of Schering AG’s dermatology and oncology business unit and later as Vice President and General manager of Berlex’s Therapeutics East business unit. In May 2003, Prof. Kehr was appointed managing director of the Center of Dermatology, Schering AG. As of January 1, 2005, Prof. Kehr became the Managing Director of the newly separated global dermatology subsidiary, Intendis GmbH.

Mr. Carlo Montagner joined Schering AG in the beginning of 2005 from Sanofi-Aventis Pharma in Japan, where he headed the Oncology and Speciality Cardiovascular Business Unit. Prior to this role he served as the global corporate marketing head of the Taxanes franchise at Sanofi-Aventis Pharma based in the USA. As the head of Schering AG's Oncology Business Area he is responsible for managing the product and project portfolio of our global oncology business.

Mr. Hans-Michael Rook began his career at Schering AG in 1967 as a business trainee. He served in numerous capacities within the Schering AG Group, including from 1979 to 1985 as head of pharma portfolio and marketing planning of Nihon Schering K.K. and from 1991 to 1997 as head of marketing and business development for the Europe Region at Schering AG. Mr. Rook currently serves as head of Diagnostics&Radiopharmaceuticals.

Mr. Stefan Seeger began his career at Schering AG in 1970 as a business trainee. In 1995, he was appointed as Managing Director Pharma Operations of Nihon Schering K.K. and in 2000 as General Manager of Schering Deutschland GmbH. In July 2004, he became head of the Europe Region.

Philip Smits, MD, joined Schering AG in the beginning of 2003 as head of the Gynecology&Andrology business area. He has served for over thirteen years in various clinical research and medical management functions at Eli Lilly and Company in Europe and North America as well as at Aventis Pharmaceuticals, Inc., Bridgewater, New Jersey and has a technical track record in endocrinology, infectious diseases and osteoporosis.

COMPENSATION

In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of €50,000 plus a remuneration based on both short-term and long-term performance. The short-term remuneration reflects the earnings per share of a given calendar year. The long-term remuneration is based on the increase in the value of Schering AG’s stock over a period of three years. The Chairman of the Supervisory Board receives two-and-a-half times the remuneration of other members, the Vice Chairman receives one-and-a-half times of such remuneration. In addition, the Supervisory Board receives €470,000 annually to remunerate its members for their service on committees. The Supervisory Board decides from time to time how to distribute these funds. A member of the Supervisory Board also has received an annual fee for consultancy services, see "Item 7 – Related Party Transactions". A proposal will be made to the General Meeting of the Company to modify the compensation granted to the members of the Supervisory Board.

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members for their service on the Supervisory Board for 2004 amounted to €2,789,000 and is comprised of the following components:

Name
€ thousand	Fixed compensation	Committee functions	Variable compensation	Long-term compensation*	Total
Dr. Giuseppe Vita (Chairman of the Supervisory Board)	100	95	101	72	368
Norbert Deutschmann (Vice Chairman)	50	95	50	36	231
Dr. Karl-Hermann Baumann	50	75	50	36	211
Hans-Georg Bleeck (as of April 16, 2004)	35	0	36	26	97
Prof. Dr. Piet Borst	50	20	50	36	156
Dr. Matthias Döpfner	50	0	50	36	136
Prof. John A. Dormandy	50	20	50	36	156
Joachim Elsholz (until April 16, 2004)	15	0	15	11	41
Dr. Reiner Hagemann	50	50	50	36	186
Johannes Heitbaum	50	0	50	36	136
Dr. Martin Kohlhaussen	50	0	50	36	136
Hermann-Josef Lamberti	50	0	50	36	136
Dr. Hans-Peter Niendorf	50	20	50	36	156
Detlef Pfotenhauer (as of April 16, 2004)	35	0	36	26	97
Hans-Jürgen Scheel (until April 16, 2004)	15	6	15	11	47
Günter Schmitt (until April 16, 2004)	15	0	15	11	41
Dr. Ulrich Sommer	50	20	50	36	156
Sabine Süpke (as of April 16, 2004)	35	21	36	26	118
Heinz-Georg Webers	50	48	50	36	184
Total	850	470	854	615	2,789
* linked to the share price performance over a period of three years

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2004 amounted to €13,670,000 and is comprised of the following components:

Name
€ thousand	Fixed compensation	Variable compensation	Option rights granted[1]	Others[2]	Total
Dr. Hubertus Erlen (Chairman)	720	1,668	148	23	2,559
Dr. Karin Dorrepaal (as of September 1, 2004)	180	415	148	7	750
Dr. Ulrich Köstlin	540	1,246	148	23	1,957
Lutz Lingnau	540	1,246	148	245	2,179
Marc Rubin, MD	540	1,246	148	369	2,303
Dr. Jörg Spiekerkötter	540	1,246	148	24	1,958
Prof. Dr. Günter Stock	540	1,246	148	30	1,964
Total	3,600	8,313	1,036	721	13,670

[1] In 2004, 14,000 options were granted to each member of the Executive Board 2Non-cash benefits in the form of company cars, subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

[2]Non-cash benefits in the form of company cars, subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

The maximum number of shares that can be received by the members of the Executive Board under the provisions of the stock-based compensation plans amounts to 474,900; of which Dr. Hubertus Erlen (Chairman) can receive up to 96,500.

Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to €1,710,686. As of December 31, 2004, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to €38,778,766.

Stock-Based Compensation Plans

The Long Term Incentive Plan 2004

In 2004 we implemented the Long Term Incentive Plan 2004. The plan has a duration of seven years and the share options vest over three years.

The grants were made in May 2004 to approximately 910 participants worldwide in two categories: a Top Executives group of approximately 60 participants and a Key Managers group of approximately 850 participants.

Participants in the Top Executives group received share options with an exercise price of €43.76 per share (average share price on the date of grant). The options can only be exercized if, at the time of exercise, the share price has increased by at least 30% or has outperformed the MSCI World Pharmaceutical & Biotechnology Index since the inception of the plan. Participants in the Top Executives group are required to make a personal investment in, and hold until the time of exercise, one share for every ten share options they are granted.

Participants in the Key Managers group received share options with an exercise price of €48.14 per share (a 10% premium over the average share price on the date of grant). Participants are not required to make a personal investment in shares. Other than for the three-year vesting period, there are no other conditions to exercise of the share options by participants in the Key Managers group.

All options of the Long Term Incentive Plan 2004 will be cash-settled. As a hedge, we purchased 289,600 call options of Schering AG shares with a strike price of €44.29 and 842,700 call options with a strike price of €48.72.

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

All options granted in May 2003 will be cash-settled. As a hedge, we purchased 420,000 call options on Schering AG shares with a strike price of €42.44 and 1,130,000 call options with a strike price of €46.69.

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

In connection with the plan, we have purchased 814,860 call options on Schering AG's shares at a strike price of €39.40 per share. As of December 31, 2004, 356,530 of these purchased options were remaining in our portfolio.

The following table sets forth, as of December 31, 2004, certain information relating to the Long Term Incentive Plan 2000:

Plan	Initial exercise date	Expiration date	Number of options outstanding	Maximum number of award shares
2000 Plan	January 1, 2003	December 31, 2006	1,795	323,100

The following table summarizes certain information relating to the Long Term Incentive Plan 2001 and Long Term Incentive Plan 2004:

Plan	Initial exercise date	Expiration date	Exercise price €	Number of options granted/remaining
LTI Plan 2001/I	May 2, 2004	May 1, 2008
-"Top Executives" group			54.66	413,500/332,000
-"Key Managers" group			60.13	812,100/734,800
LTI Plan 2001/II	May 2, 2005	May 1, 2009
-"Top Executives" group			66.48	411,000/395,000
-"Key Managers" group			73.13	1,040,500/961,500
LTI Plan 2001/III	May 2, 2006	May 1, 2010
-“Top Executives” group			40.18	420,700/413,700
-"Key Managers" group			44.20	1,173,000/1,121,000
LTI Plan 2004	May 2, 2007	May 1, 2011
-“Top Executives” group			43,76	333,300/333,300
-"Key Managers" group			48,14	932,400/925,500

BOARD PRACTICES

Upon the occurrence of certain events of that are deemed to constitute a change of control of Schering AG, if the employment of a member of the Executive Board should be terminated or should not be extended or should be substantially affected, then such Executive Board member may be entitled to continued payments for a defined period of time. Such continued payments would be determined based on the annual compensation of such Executive Board member. Otherwise, the employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

The Supervisory Board has established a number of committees, including an executive committee (Geschäftsausschuss), an audit committee, a research and development committee, and a nomination and compensation committee (Personalausschuss). Each of these committees comprises an equal number of shareholder representatives and employees representatives. The Company is not required to have these committees under German law. They do not necessarily apply all corporate governance requirements of the New York Stock Exchange that would apply to U.S. domestic companies.

The members of the executive committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann, and Sabine Süpke. The executive committee prepares meetings of the Supervisory Board and acts on urgent matters in between the sessions of the full Supervisory Board.

The members of the audit committee are Dr. Karl-Hermann Baumann (chairman), Norbert Deutschmann, Dr. Giuseppe Vita and Heinz-Georg Webers. It comprises a financial expert within the meaning of that rule. The audit committee prepares the Supervisory Board’s recommendation on the auditor to be elected by the Annual General Meeting and enters into the contract with such auditor. As described under “Item 16.C - Principal Accountant Fees and Services” -, the audit committee also approves the engagement of the auditor to perform any non-audit services. It reviews the quarterly financial statements and the risk management system of the company. It reviews annual financial statements and issues a recommendation to the full Supervisory Board as to their adoption.

The members of the research and development committee are Dr. Giuseppe Vita (chairman), Prof. Piet Borst, Norbert Deutschmann, Prof. John A. Dormandy, Dr. Hans-Peter Niendorf and Dr. Ulrich Sommer. The research and development committee regularly reviews key research and development issues, in particular regarding objectives, priorities and organization.

The members of the nomination and compensation committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann and Heinz-Georg Webers. The nomination and compensation committee is responsible for preparing succession on the Executive Board and searching and reviewing candidates for election to the Executive Board. It reviews and approves the salaries and other terms and conditions of employment of the members of the Executive Board, as well as all other contracts with members of the Executive Board and the Supervisory Board.

EMPLOYEES

The annual average of employees by the Group during 2002, 2003 and 2004 was 26,245, 26,561 and 26,131, respectively. As of December 31, 2004, we employed 25,593 persons. The following tables set forth, as of December 31, 2004, a breakdown of our employees by the main category of activity and by geographic area:

Category of activity:	Number
Administration	4,048
Research and development	4,434
Production	8,515
Marketing and sales	8,596
Total	25,593
Geographic areas:	Number
Schering AG	7,856
Europe Region	7,890
United States Region	3,811
Japan Region	1,465
Latin America/Canada Region	2,441
Asia/Pacific Region	1,444
Other employees	686
Total	25,593

The decrease in the number of persons employed by the Group in 2004 was mainly due to the first results of the FOCUS Initiative, the ongoing consolidation of our world wide production sites and the simultaneous consolidation of our global development functions. We do not employ a significant number of temporary employees.

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

Other Regions

Our employees in the United States, Latin America/Canada and Asia/Pacific Regions are generally not either represented by trade unions or employed pursuant to collective bargaining agreements. In the Japan Region, approximately half of our employees are represented by company labor unions. Labor relations in these Regions have been good and we have not experienced any material work stoppages in recent years.

SHARE OWNERSHIP

Employee Share Program

Schering AG and many of its subsidiaries have established an Employee Share Program and offer Schering AG shares to the employees at subsidized prices. The scope of this program includes many of the subsidiaries worldwide. The program was continued in 2004 with approximately 0.2 million shares being bought by employees.

Share Ownership by Directors

No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of our outstanding shares.

Dr. Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is an affiliate of Allianz AG (which Schering AG has been informed holds approximately 12.5% of our outstanding shares). Dr. Hagemann disclaims beneficial ownership of such shares.

Hermann-Josef Lamberti, a member of the Supervisory Board, is a member of the Executive Board of Deutsche Bank AG (which Schering AG has been informed holds approximately 3.4% of our outstanding shares). Mr. Lamberti disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of February 20, 2005, Schering AG had an aggregate of 190,000,000 shares outstanding and an additional 4,000,000 shares were held as treasury shares.

The shares are issued only in bearer form. Therefore, we are unable to determine how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of February approximately 19% of the shares were held in the United States. As of February 18, 2005 there were 1,476 registered holders of American Depositary Receipts (ADRs) under our sponsored program with JP Morgan Chase Bank. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 8,271,803 ADRs, or approximately 4.3% of the total issued shares as of February 18, 2005.

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

From January 1, 2004, until January 31, 2005, Schering AG received two notifications according to Section 21 of the German Securities Trading Act. In May 2004, Brandes Investment Partners, LLC, San Diego/USA (“Brandes”), notified Schering AG that it had crossed the threshold of 5% and, for the purpose of the Act, was interested in 5.19% of Schering AG’s total outstanding shares and ADR’s as of April 28, 2004. In September 2004, Schering AG received a further notification by the same shareholder specifiying that Brandes had crossed the threshold of 5% again and held 4.90% as of September 15, 2004.

In addition to the aforementioned notifications under German securities laws, Schering AG has been informed that as of February 14, 2005, Allianz AG filed a 13-G statement reporting direct or indirect share holdings representing approximately 12.5% of the outstanding shares. Major shareholders do not have different voting rights.

To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Shareholders

Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors' and officers' liability as well as marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm's length basis.

Directors

Certain members of the Supervisory and Executive Boards are members of the executive boards or the supervisory boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research in the field of Specialized Therapeutics since June of 1996. For these services Prof. Dormandy has received a fee of €56 thousand plus expenses of €8 thousand in 2004. Prof. Dormandy has further received €2 thousand plus expenses for giving a laudatio at a Schering AG symposium.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Curatorium of Schering Forschungsgesellschaft mbH, a 100% subsidiary of Schering AG. In such capacity, in 2004 they each received €2,000 as fees for attending meetings.

A loan that had been granted to a member of the Supervisory Board prior to July 29, 2002 was repaid in full in 2004. The loan, which had a balance of €30 thousand during the period and at the time of repayment and accrued interest at an annual rate of 6%, had been made for the purposes of financing a home purchase. A relocation loan originally made in the amount of €46 thousand that had been made in 1993 to an employee that subsequently became a member of our Executive Board remains oustanding. As of December 31, 2004, the balance of such loan, which is non-amortizing and bears interest at a compounded semi-annual rate of 6%, was $ 92 thousand. An interest free relocation loan in the amount of $1 million was granted to a member of our Executive Board in May 2004 and repaid in August 2004. The granting of such loan, which did not comply with the requirements of Section 13(k) of the U.S. Securities Exchange Act of 1934, was reported to the Schering AG Audit Committee and to our external auditors. We have modified our internal compliance procedures in an effort to ensure that future loans are made only in compliance with our internal policies and all applicable laws.

According to section 15a of the German Securities Trading Act (”Wertpapierhandelsgesetz”), the members of the Executive Board and of the Supervisory Board of Schering AG have to notify transactions in securities of Schering AG. Until October 29, 2004, this applied to transactions of a Board member only if the aggregate value of the transactions of such Board member within any 30 days’ period exceeded €25,000. The same obligation applied to transactions of close relatives. Effective as of October 30, 2004, the de minimis threshold was decreased by the legislature from €25,000 within 30 days to €5,000 per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member were added to the list of related parties with their own obligation to disclose their Schering AG securities’ dealings. During 2004, Schering AG has been notified of a total of 8 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its web site. Members of the Executive Board have purchased 7,700 Schering AG shares. One member of the Executive Board has exercised 2,640 call options on Schering AG shares. Schering AG has not been notified of any such transactions by members of the Supervisory Board. A complete list with all details of the notified transactions is available on the website of the German Federal Authority for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

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

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the District Court in February 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004, Liebel-Flarsheim Company and its parent Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Another of the Group’s subsidiaries in the United States, Berlex, Inc., has been named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County, Westchester County, Nassau County, Rockland County, Onondaga County and Erie County (all counties in the State of New York). The cases were served in January 2003, August 2003, November 2004, February 2005 and March 2005, respectively. In addition, in February 2005 Berlex was named as a defendant with 50 other pharmaceutical companies in a case filed by the City of New York. These seven lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged each county for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Each county seeks a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the Federal District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuits.

Following the sale of Schering AG’s share in Aventis CropScience to Bayer AG in 2003, Bayer CropScience AG has initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG is demanding payments of damages. Bayer CropScience AG has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. With respect to the claims, it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering AG and Bayer AG in the United States District court for the Eastern District of New York. The case was transferred to the District Court for the District of New Jersey. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering AG could in any way have been involved in this matter. Schering AG also believes that this claim cannot be asserted against an individual company, but should be addressed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with funds of more than 5 billion euros by German companies (including Schering AG) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering AG considers the claims asserted to be unjustified. In September of 2004, this case was dismissed; however, the plaintiff has appealed that decision.

One of the Group's German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board from about 160 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm believes that the athletes will allege that VEB Jenapharm, the predecessor of the Jenapharm GmbH & Co. KG, was responsible for their damages due to its involvement in the doping program by producing and supplying the drugs and performing certain scientific activities. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be unjustified. Jenapharm cannot be responsible for the abuse of drugs by the former German Democratic Republic or any organs of that state and to the Group‘s knowledge and belief, VEB Jenapharm was not involved in the application of the drugs in doping studies with athletes.

In May 2004, TAP Pharmaceutical Products, Inc., has initiated an Alternative Dispute Resolution procedure against Schering AG pursuant to an agreement which regulates the development and marketing of asoprisnil in the USA and Canada by TAP and the supply of the product by Schering AG. The claims raised by TAP relate to the interpretation of the agreement regarding Schering AG’s obligation to supply asoprisnil to TAP. TAP requests to be initially supplied with asoprisnil from a certain manufacturing facility and asks for a certain commitment regarding the supply with asoprisnil. Schering AG disputes the claims and is defending itself against these in the arbitration.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of fourteen plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries, including breast cancer, ovarian cancer, strokes and pulmonary embolism. The lawsuits of twelve of these plaintiffs have been removed to a multidistrict litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and one other in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2004.

Item 9. The Listing

LISTING DETAILS

Stock Price History

The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Xetra trading system of the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AG's three-for-one share split effective on June 1, 2000, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3 – Key Information-Exchange – Rates" with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below. While Schering AG's shares are also listed on the Zurich stock exchange, the trading volume of the shares there is negligible. Therefore, providing stock price information for this trading market would not be meaningful.

	New York Stock Exchange price per ADS		Frankfurt Stock Exchange price per share
	High	Low	High	Low
	($)		(€)
2000
Annual	60.50	50.25	75.80	37.40
2001
Annual	58.38	43.50	66.60	46.61
2002
First Quarter	61.25	50.24	69.58	55.69
Second Quarter	63.60	55.49	68.88	57.78
Third Quarter	62.99	43.55	64.35	42.96
Fourth Quarter	52.55	40.31	53.69	40.40
Annual	63.60	40.31	69.58	40.40
2003
First Quarter	46.80	34.16	44.52	31.60
Second Quarter	54.67	41,76	46.40	37.10
Third Quarter	49.50	38.88	44.00	35.22
Fourth Quarter	52.60	43.40	43.45	37.00
Annual	54.67	34.16	46.40	31.60
2004
First Quarter	58.50	45.72	46.30	37.15
Second Quarter	59.34	45.80	48.68	38.35
Third Quarter	63.20	54.00	51.30	44.25
August	57.47	54.00	47.47	44.25
September	63.20	55.36	51.30	45.56
October	64.97	59.72	52.03	48.51
November	72.45	62.80	55.32	48.53
December	75.36	70.60	56.05	53.25
Fourth Quarter	75.36	59.72	56.05	48.51
Annual	75.36	45.72	56.05	37.15
2005
January	75.91	67.40	56.76	51.61
February	75.02	66.92	57.47	51.36

Share Capital

The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2004, there were 194,000,000 shares without par value issued, of which 4,000,000 shares were held as treasury shares. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with JP Morgan Chase Bank. Each ADR evidences an American Depositary Share (ADS) which represents one share. On January 31, 2005, there were 8,266,803 issued and outstanding ADRs.

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

Item 10. Additional Information

ARTICLES OF ASSOCIATION

Following is a description of the material provisions of our articles of association pertaining to the rights and restrictions applicable to our shares. This description is only a summary and does not purport to be complete. This summary is qualified in its entirety by reference to our articles of association, an English translation of which is filed as an exhibit to this annual report, and to German law.

General

Our registered name is Schering Aktiengesellschaft and our registered office is in Berlin. Schering AG’s corporate purposes are to research, develop, buy, and sell all types of chemical and biotechnology products, including in particular pharmaceuticals, pharmaceutical substances, diagnostics and vaccines for human and veterinary medicine, as well as fine chemicals, radioactive substances and intermediates. A more detailed description of Schering AG's corporate purposes can be found in Article 2 of Schering AG's articles of association.

Members of Supervisory Board

Under the by-laws of the Supervisory Board of Schering AG, the members of the supervisory board should possess the knowledge, ability and specialized experience required to fulfill their obligations and should be independent. Each member of the supervisory board is obliged to act in the best interests of the Schering AG Group. He or she may not pursue personal interests in performing his or her own duties, nor exploit any business opportunities available to the Group to his or her own personal advantage. Members of the supervisory board should not be members of executive bodies at or act as consultants for key competitors of the Group. Each supervisory board member must disclose any conflict of interest to the chairman of the supervisory board, in particular those arising as a result of advisory activities for or the membership of executive bodies with customers, suppliers, creditors or other business parties of the Group. The chairman must disclose his or her conflicts to the executive committee. The compensation for members of the supervisory board is established by Article 13 of Schering AG's articles of association. The by-laws provide that members of the supervisory board should not be more than 72 years old. Members of the supervisory board are not required to own shares of Schering AG in order to act in such capacity.

Share Capital

The share capital of Schering AG consists of Schering AG ordinary shares, all of which have been issued in bearer form. As of the date of this annual report, the issued share capital (Grundkapital) of Schering AG was euro 194,000,000, divided into 194,000,000 no par value shares (Stueckaktien), of which euro 190,000,000 were outstanding and euro 4,000,000 were treasury shares. The Schering AG ordinary shares have a calculated nominal value (rechnerischer Wert -- amount of the share capital proportionally attributed to one no par value share) of euro 1.00 each. Schering AG has not issued any preference shares.

Under the German Stock Corporation Act and Schering AG’s articles of association, Schering AG’s share capital may be increased by issuing new shares for cash or non-cash consideration or out of Schering AG’s reserves. A resolution passed by a majority of the share capital represented at the annual general shareholders’ meeting is required to effect such share capital increases.

Authorized Capital

Pursuant to the German Stock Corporation Act and Schering AG’s articles of association, the creation of authorized capital (Genehmigtes Kapital) requires a resolution passed by three quarters of the share capital represented at the general shareholders’ meeting at which the resolution is passed. The creation of authorized capital authorizes the executive board, with the approval of the supervisory board, to increase the share capital by issuing new shares for cash or non-cash consideration for a period of up to five years.

Schering AG has currently authorized but unissued capital of euro 97,000,000 which may be issued at any time through April 15, 2009. Any shares to be issued on the basis of this authorized capital will be subject to the statutory subscription rights of Schering AG’s shareholders. Subject to the approval of the supervisory board, the executive board may, however, increase Schering AG’s share capital without offering subscription rights to its shareholders, (a) if the capital increase from cash consideration does not exceed a total amount of 10% of nominal share capital (less the amount of conditional capital issued under the exclusion of subscription rights and required to be used for conversion or option rights) and the issue price of the new shares is not significantly less than the price of the shares on the Frankfurt Stock Exchange at the time when the issue price is determined by the executive board; (b) if the capital increase is effected for non-cash consideration (such as shares issued in connection with the acquisition of another company); or (c) to the extent necessary to allow holders of convertible bonds or option certificates of Schering AG or its wholly owned subsidiaries to subscribe to the new shares to which they are entitled after exercise of their conversion or option rights. The Schering AG executive board, with the consent of the Schering AG supervisory board, is authorized to determine the terms and conditions upon which shares will be issued on the basis of this authorized capital.

Conditional Capital

Pursuant to the German Stock Corporation Act and Schering AG’s articles of association the creation of conditional capital (Bedingtes Kapital) requires a resolution passed by three quarters of the share capital represented at the general shareholders’ meeting at which the resolution is passed. The creation of conditional capital authorizes the executive board to increase the share capital for certain purposes to be listed in the shareholder resolution, including purposes involving employee stock options plans, mergers and the issuance of shares to holders of option bonds and convertible bonds.

The shareholders of Schering AG have created conditional capital in an aggregate amount of up to euro 10,000,000 (Bedingtes Kapital I). This conditional capital is divided into up to 10,000,000 shares without par value and will become unconditional if Schering AG’s convertible bondholders exercise their conversion rights or if Schering AG’s holders of option debentures exercise their subscription rights. Schering AG has not issued any convertible bonds or option debentures in the last three years and none are currently outstanding.

Further, the shareholders of Schering AG have authorized conditional capital in an aggregate amount of up to euro 5,000,000 (Bedingtes Kapital II) for the purpose of issuing shares with respect to stock options granted under employee stock option plans. The new shares will have the same rights as previously issued shares.

Disclosure Requirement

The German Securities Trading Act (Wertpapierhandelsgesetz) requires each person whose share holding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting right thresholds of a listed company to notify such listed company and the Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) in writing not later than seven calendar days after such person has reached, exceeded or fallen below such threshold. In their notification, such person must also state the number of shares they hold. Holders are not entitled to any rights from those shares (including voting and dividend rights) until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Shareholders' Meetings

The annual general meeting of the shareholders of Schering AG may be called by the executive board or the supervisory board. The annual general meeting must take place within the first eight months of the fiscal year (which for Schering AG is the calendar year). The executive board is required to call the annual general meeting promptly upon the receipt of the supervisory board’s report on the annual financial statements. In addition, under the German Stock Corporation Act, an extraordinary meeting of the shareholders of Schering AG may be called by Schering AG’s executive board or the supervisory board or by shareholders holding in the aggregate at least 5% of the issued share capital.

Under German law and Schering AG’s articles of association, Schering AG must publish notices of shareholders’ meetings in the electronic version of the German Federal Gazette (Elektronischer Bundesanzeiger) at least one month before the last day on which shares must be deposited as set forth below. The day on which notice of the meeting of shareholders is issued and the last day on which shares can be deposited are not taken into account for purposes of determining this one-month period.

In order to participate and vote at a shareholders’ meeting, shareholders must provide a blocking notice to their depositary bank at least seven days prior to the shareholders’ meeting blocking any trading in their shares. If the seventh day prior to the meeting is a Saturday, Sunday or public holiday at the registered office of Schering AG, the shares must be deposited by the end of the next business day. Such shares will be blocked until the end of the shareholders’ meeting. Shareholders must provide evidence that their shares have been blocked to a financial institution nominated by Schering AG no later than the first business day following the date by which the shares must be blocked at the latest. If a shareholder acquires shares prior to the shareholders’ meeting but such acquired shares have not yet been credited to such shareholder’s account by the seventh day prior to the shareholders’ meeting, such shareholder must provide Schering AG with documentation evidencing ownership of the subject shares on or prior to the date that is seven days prior to the shareholders’ meeting.

Voting Rights

Each Schering AG ordinary share entitles the holder to one vote at meetings of the shareholders. Shareholders may appoint proxies to represent them at a shareholders’ meeting. Shareholder resolutions are generally passed with a simple majority of the votes cast, unless statutory law or Schering AG’s articles of association require otherwise.

Holders of Schering AG ordinary shares in the form of American Depositary Receipts will generally need to provide the depositary with instructions in order to exercise voting rights for the Schering AG ordinary shares that underlie the Schering AG ADSs.

For a number of significant resolutions, the German Stock Corporation Act requires the vote of at least three-quarters of the share capital present or represented at the meeting at which the vote is taken. Among such resolutions are share capital increases exempt from shareholders’ subscription rights, the creation of authorized or conditional capital, a decrease of capital, a change of Schering AG’s articles of association, modifying Schering AG’s corporate purpose, the authorization of domination and profit transfer agreements, mergers and similar transactions and the dissolution of Schering AG.

Neither the German Stock Corporation Act nor Schering AG’s articles of association have any minimum quorum requirement applicable to shareholders’ meetings.

Dividends and other Distributions

For each fiscal year, the executive board prepares the annual financial statements and submits them to Schering AG’s auditors. The auditor’s report, the annual financial statements and the executive board’s proposal as to the disposition of the annual profit (either payment as dividends, transfer to reserves or carry forward to the next fiscal year) are submitted to the supervisory board. Upon final approval by the supervisory board, the executive board submits its proposal as to the disposition of the annual profits to the shareholders at the shareholders’ meeting. Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends approved at a shareholders’ meeting are payable promptly after such meeting, unless otherwise decided at the shareholders’ meeting.

Subscription Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation (as well as bonds convertible into shares, bonds with warrants to purchase shares, profit participating bonds and profit participating rights) in proportion to the number of shares such shareholder holds in the corporation’s existing share capital. The German Stock Corporation Act allows companies to exclude this preferential subscription right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase or share issuance. At least three quarters of the share capital represented at the meeting must vote to authorize the exclusion of subscription rights. Prior to approval by the shareholders, exclusion of subscription rights requires the executive board to report the reasons for the exclusion to the shareholders in writing. With regard to the authorized capital, the Schering AG executive board may increase Schering AG’s share capital without offering subscription rights with the approval of the supervisory board, in the circumstances described under “Authorized Capital.” Shareholders do not have any subscription rights with respect to ordinary shares issued using conditional capital. See “Conditional Capital.”

U.S. holders of Schering AG ADSs may not be able to participate in any offer of new shares to existing shareholders on the basis of their subscription rights because of the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations.

Liquidation Rights

In accordance with the German Stock Corporation Act, if Schering AG is liquidated, any liquidation proceeds remaining after all Schering AG’s liabilities have been paid off would be distributed among Schering AG’s shareholders in proportion to their holdings.

Share Repurchases by Schering AG

Schering AG may not acquire its own shares unless authorized by the shareholders or in other very limited circumstances set forth in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The German Stock Corporation Act generally limits the amount of repurchases authorized at any particular time to 10% of the share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to subscription rights relating to a capital increase.

MATERIAL CONTRACTS

Not applicable.

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

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 20% withholding . At this rate, the surtax amounts to 1.1% (5.5 x 20%) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

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

As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States Federal income tax return. You can obtain IRS Form 6166 by filing a request via Form 8802 with the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You can obtain Form 8802 and Instructions to Form 8802 on the on the internet at www.irs.gov in the section titled “Forms and Publications.” You may also call 800-829-3676 to obtain the Form and Instructions by U.S. mail.

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

Inheritance And Gift Tax

Under German law, German gift or inheritance tax will generally be imposed on transfers of shares or ADSs by a gift or on the death of a Non-German Holder only in the following situations:

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

The few German estate tax treaties currently in force, including the treaty with the United States, usually provide that German gift or inheritance tax may only be imposed in situations falling under the first condition above. The treaty with the United States extends the 5 years period to 10 years.

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

The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends received by individuals from January 1, 2003 through December 31, 2008 will be taxed at a maximum rate of 15% provided that such individual has owned the shares or ADSs, as the case maybe, for more than 60 days in the 121 day period beginning 60 days before the date on which the shares or ADSs became ex-dividend. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Dividends will constitute income from sources outside the United States, but generally will be "passive income" (or “passive category income” for taxable years beginning after December 31, 2006) or "financial services income" (which will be treated as “general category income” for taxable years beginning after December 31, 2006) which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Subject to certain limitations, you may credit against your United States Federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you generally will be treated as paying German withholding taxes of €15 on every €100 of gross dividend paid by Schering AG (€21.1 basic withholding tax and surtax on the gross dividend minus applicable Treaty refund of €6.1). If you are eligible for the reduced 15% tax rate on dividends, certain adjustments have to be made to the determination of the maximum amount of foreign tax that may be credited against your U.S. Federal tax liability. These adjustments reduce the maximum amount of foreign tax credits. Therefore in most cases the German withholding might not be fully credited against your U.S. Federal tax liability. The impact of the effective tax rate on dividends resulting from the dividend rate deduction together with the adjustment to the foreign tax credit limitations depends on each individual’s tax situation. If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States Federal income tax unless effectively connected with your conduct of a trade or business within the United States (and if a taxtreaty applies, unless attributable to a permanent establishment that you maintain in the United States). In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

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

FOREIGN EXCHANGE RISK MANAGEMENT

Approximately 58% of our net sales in 2004 were made in currencies other than the euro, including the U.S. dollar, the Japanese yen, the British pound sterling and the Brazilian real. See "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency" for information on the range of currencies in which we made sales in 2002, 2003 and 2004. We therefore face considerable foreign exchange risks regarding our balance-sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2004, the maximum term of our foreign exchange contracts was less than six months.

Hedges for Balance-Sheet Exposure

The following table sets forth, as of December 31, 2004, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs		(€million)

Australian dollar	euro	1.7718	(5.4)	(0.1)
British pound	euro	0.6897	(19.1)	0.4

Canadian dollar	euro	1.5800	3.5	(0.1)
Czech krona	euro	30.9145	(3.9)	(0.1)
Euro	South Korean won	1405.25	8.2	0.0
Euro	Taiwanese dollar	42.6500	3.7	0.0

Japanese yen	euro	138.29	(153.2)	1.5
Japanese yen	euro	140.62	5.7	0.0
Mexican peso	euro	14.9900	(11.2)	0.2
Polish zloty	euro	4.1934	(12.5)	(0.3)
South African rand	euro	7.7736	(9.6)	(0.1)

Swiss franc	euro	1.5187	(2.3)	0.0
Thailand bath	euro	52.6150	(4.5)	0.0
U.S. dollar	euro	1.3513	(21.0)	0.2
U.S. dollar	euro	1.3374	266.7	(4.9)
U.S. dollar	Indonesian rupiah	9358.00	0.1	0.0

Hedges for Anticipated Exposure

The following table sets forth, as of December 31, 2004, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs			(€million)
Australian dollar	euro	1.7718	(29.2)	(0.4)
British pound	euro	0.6922	(55.3)	1.0
Canadian dollar	euro	1.5800	(14.6)	0.6

Czech krona	euro	30.9145	(12.6)	(0.2)
Hungarian forint	euro	247.07	(5.9)	0.0

Japanese yen	euro	140.5215	23.6	0.1
Japanese yen	euro	138.0641	(64.4)	0.7
Mexican peso	euro	14.9900	(25.7)	0.4
Mexican peso	euro	14.9900	6.6	(0.1)
Polish zloty	euro	4.1934	(11.9)	(0.3)
South African rand	euro	7.7828	(12.2)	(0.1)

Swedish krona	euro	8.9343	(24.5)	0.2
Swiss franc	euro	1.5187	(19.8)	0.3

Thailand bath	euro	52.6150	(5.0)	0.0
U.S. dollar	euro	1.3399	(234.5)	3.9

Foreign currency option contracts
	Option type	Strike price	Contract amount	Fair value
AUD dollar/U.S.dollar	long put	0.7550	5.7	0.1
Japanese yen/euro	long call	134.00	7.2	0.0
U.S. dollar/euro	long put	1.2860	7.3	0.5
U.S. dollar/euro	long put	1.3060	7.3	0.4
U.S. dollar/euro	long put	1.2500	14.7	1.3
U.S. dollar/euro	short put	1.2500	7.3	(0.7)

2004 Compared to 2003

The foreign currency hedge for our balance-sheet exposure increased from a total nominal amount of €251m as of December 31, 2003 to €477m as of December 31, 2004. The primary reason for this increase was the drawing of a USD denominated bank loan.

The foreign currency hedge for our anticipated exposure increased from €479m as of December 31, 2003 to €500m as of December 31, 2004 mainly due to growing business volume.

ASSET-LIABILITY RISK MANAGEMENT

Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2004, our cash and securities classified as current assets amounted to €1,018m. Our short-term cash deposits are mainly euro-denominated. Our total bank liabilities as of December 31, 2004 amounted to €238m. A 5-year bank loan in U.S. dollar comprises the main part of these liabilities.

As of December 31, 2004, our positive net cash position (which we define as marketable securities and cash and cash equivalents less bank loans and overdrafts) was €780m. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short- term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "-Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2004.

Assets and liabilities
	2005	2006	2007	2008	2009	There- after	Total	Fair value
Euro:	(€million)
Fixed income
Cash/Deposits	652						652	652
Average yield (%)	2.1%						2.1%
Fixed income securities	12	41	10	5		2	70	73
Average yield (%)	2.3%	2.7%	3.2%	3.8%		3.2%	2.8%
Liabilities	(7)	(5)		(1)			(13)	(13)
Average yield (%)	2.2%	2.9%		9.0%			3.0%
Other:
Equity securities (mainly euro)							10	11
U.S. dollar
Fixed income
Cash/Deposits	39						39	39
Average yield (%)	2.5%						2.5%
Fixed income securities*						64	64	64
Average yield						2.9%	2.9%
Liabilities	(9)				(193)		(202)	(202)
Average yield (%)	2.8%				2.8%		2.8%
Other
Equity securities							25	25
Real Estate Fund							18	18
Alternative Investments							46	46
Other currencies:
Fixed income
Cash/deposits	94						94	94
Liabilities	(23)						(23)	(23)
*invested in Mutual Bond Funds

Derivative positions
	2005	2006	2007	2008	2009	There- after	Total	Fair Value
Euro:	(€million)
Fixed income
German Bund Futures						9	9	0
Yield (%)						3.6%	3.6%
German Bobl Futures					6		6	0
Yield (%)					3.1%		3.1%
Japanese yen:
Japanese government bond futures						4	4	0
Yield (%)						1.0%	1.0%
Other derivatives:
Euro:
Long call options on Schering AG shares	6	14	30	49	49	19	167	44
U.S. Dollar:
Long equity swap on S&P 500	8							2

2004 Compared to 2003

Our net cash position as described above increased by €151m to €780m at December 31, 2004 from €629m at December 31, 2003.

EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately €28m as of December 31, 2004. The market value of certain of these equity investments can fluctuate significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments. In 2004, no material impairment charges have been recognized for these equity investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2004 (the “Evaluation Date“), Schering Aktiengesellschaft (the “Company“) conducted an evaluation (under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Report of Schering's Management on Internal Control Over Financial Reporting: Schering AG’s Executive Board and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting as of December 31, 2004. The Schering AG Group’s internal control system was designed to provide reasonable assurance to the Schering AG Group’s management and Executive Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schering AG Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of December 31, 2004, Schering AG Group’s internal control over financial reporting is effective.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2004 have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report which is included under Item 18.

(c) Attestation of the registered public accounting firm: See report of BDO, an independent registered public accounting firm, included under Item 18 on page F-2.

(d) Changes in internal control over financial reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

The Supervisory Board has determined that Dr. Karl-Hermann Baumann, chairman of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See “Item 6 – Directors, Senior Management and Employees – Board Practices”.

Item 16.B. Code of Ethics

We have adopted a written code of ethics that applies to, among others, the principal executive officer, principal financial officer and principal accounting officer of Schering Aktiengesellschaft. It describes the values, principles and practices that guide business conduct in the Schering AG Group. It is applicable to all employees worldwide as well as to members of the Executive Board and of the Supervisory Board.

The Code reflects the objective of management to reinforce company-wide ethical standards and to promote a work environment that fosters integrity, respect and fairness. It represents a binding framework for all employees worldwide and defines conduct in international business activities, the management of conflicts of interest, questions of equality, the role of internal control systems, and the aim of the Company to comply with legal standards and other internal and external rules. It is the conviction of the Executive Board and the Supervisory Board that the long-term interests of the Company are best served by a policy of strict adherence to the law and to principles, as well as social responsibility in all business activities.

The company-wide implementation of the Code was completed in 2004. Schering AG Group employees were informed by their supervisors of the importance of the Code.

The code of ethics is incorporated by reference as an exhibit to this Form 20-F Annual Report.

Item 16.C. Principal Accountant Fees and Services

BDO has served as Schering AG Group’s principal independent auditor for each of the fiscal years in the three-year period ended December 31, 2004. Fees billed by BDO for professional services in each of the last two fiscal years were as follows:

	Year ended December 31,
	2004	2003
	€	€
	(in millions)
Audit fees	5.7	3.5
Audit-related fees	0.1	0.1
Tax fees	0.4	0.3
All other fees	0.0	0.0
Total	6.2	3.9

“Audit Fees” are the aggregate fees billed by BDO for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, as well as audits of statutory financial statements of Schering AG and its affiliates. Also included in “Audit Fees” are amounts billed for attestation services in relation to management’s assessment of internal control over financial reporting as well as regulatory filings and other compliance requirements.

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

In 2004, all audit-related services, tax services and all other services were approved by the Audit Committee either on a case by case basis or pre-approved under the provision that the accumulated fees for such services do not exceed 5% of the total fees and the Audit Committee is notified of such services before they are completed.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliate Purchasers

	(a) Total number of Shares purchased	(b) Average Price Paid Per Share (€)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2004	6,265	43.09
February 2004	956,291	39.43	800,000
March 2004	1,059,635	38.08	1,040,000
April 2004	981,565	39.12	960,000
May 2004	15,910	45.46
June 2004	2,471	44.88
July 2004	1,202,137	48.36	1,200,000
August 2004	2,441	46.98
September 2004	14,256	49.31
October 2004	2,156	50.30
November 2004	4,275	49.16
December 2004	1,681	55.00
Total 2004	4,249,083	41.64	4,000,000

In 2004, we repurchased 4,249,083 of our own shares (including ADSs) of which 249,083 shares were designated for and used in our worldwide Employee Share Ownership Programs (ESOPs) and transferred to employees. The remaining 4 million shares were purchased within Share Buyback Programs authorized by the Annual General Meetings (AGM) in 2003 and 2004. The repurchases were made in open-market transactions. The Share Buyback Program in 2004 was decided by the Executive Board on February 11, 2004. No special announcements regarding Share Buyback Programs were made. The authorizations given by the AGM amounted to 15 million shares in 2003 and 19.4 million shares in 2004. In 2003, 2.5 million shares were repurchased within the Share Buyback Program in addition to approximately 0.4 million shares purchased for ESOPs. The current AGM authorization for the Share Buyback Program will expire on September 30, 2005, unless renewed at the next AGM on April 14, 2005. As of December 31, 2004, 15.4 million shares may still be purchased under the Share Buyback Program authorized by the AGM. As per March 15, 2005, no decisions were taken yet for further allotments within the Share Buyback Program. In 2005, Schering AG will continue offering ESOPs to its employees. The exact number of the shares to be purchased is unknown until completion of the programs.

PART III

Item 17. Financial Statements

Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See our Consolidated Financial Statements beginning at F-1.

Item 19. Exhibits

1.1	Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language convenience translation thereof)
2.1	Form of Deposit Agreement among Schering Aktiengesellschaft, JP Morgan Chase Bank, as depositary, and the holders from time to time of American Depositary Receipts*
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request
4.1	Summary of Employment Arrangements between Schering AG and Dr. Hubertus Erlen
4.2	Summary of Employment Arrangements between Schering AG and Dr. Karin Dorrepaal
4.3	Summary of Employment Arrangements between Schering AG and Dr. Ulrich Köstlin
4.4	Summary of Employment Arrangements between Schering AG and Mr. Lutz Lingnau
4.5	Summary of Employment Arrangements between Schering AG and Mr. Marc Rubin
4.6	Summary of Employment Arrangements between Schering AG and Dr. Jörg Spiekerkötter
4.7	Summary of Employment Arrangements between Schering AG and Prof. Dr. Dr. hc. Günter Stock
8.1	Subsidiaries of Schering Aktiengesellschaft
11.1	Code of Ethics of Schering Aktiengesellschaft**
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000
** Incorporated by reference to Form 20-F annual report of Schering AG filed with the Securities and Exchange Commission on March 8, 2004

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering AKTIENGESELLSCHAFT

By: /s/ JÖRG SPIEKERKÖTTER

Name: Dr. Jörg Spiekerkötter

Title: Chief Financial Officer

Date: March 17, 2005

Schering AG

Index to Consolidated Financial Statements

Report of Registered Independent Auditors
Consolidated Financial Statements:
Consolidated Income Statements for the years ended December 31, 2004, 2003 and 2002
Consolidated Balance Sheets as of December 31, 2004 and 2003
Consolidated Cash Flow Statements for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Changes in Equity for the years ended December 31, 2004, 2003 and 2002
Notes to the Consolidated Financial Statements

Report of Registered Independent Auditors

Consolidated financial statements

We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2004 and 2003, and the consolidated statements of income, cash flows and changes in equity for each of the years in the three-year period ending December 31, 2004. The preparation and the content of these consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Financial Reporting Standards (IFRS), based on our audit.

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the net assets and financial position as of December 31, 2004 and 2003 and the results of operations and cash flows of the Group for each of the years in the three-year period ended December 31, 2004 in accordance with IFRS.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected equity as of December 31, 2004, 2003 and 2002 and net profit for each of the years in the three-year period ended December 31, 2004 to the extent summarized in Notes (37) and (38) to the consolidated financial statements.

Internal Control over Financial Reporting

In addition we have audited management's assessment included in Item 15, Report of Schering AG’s Management on Internal Control Over Financial Reporting that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Schering Aktiengesellschaft is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria issued by COSO established in Internal Control – Integrated Framework. Also in our opinion, Schering Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria issued by COSO established in Internal Control – Integrated Framework.

Berlin, Germany

February 24, 2005

BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Index to Consolidated Financial Statements

Schering AG

CONSOLIDATED INCOME STATEMENTS

Consolidated Income Statements for the Years Ended December 31, 2004, 2003 and 2002

(in Millions Except per Share Data)

	See Notes	2004	2004	2003	2002
		$(1)	€	€	€
Net sales		6,643	4,907	4,828	5,023
Cost of sales		(1,633)	(1,206)	(1,233)	(1,212)
Gross profit		5,010	3,701	3,595	3,811
Marketing and selling costs		(2,096)	(1,548)	(1,525)	(1,629)
Engineering and administration costs	(7)	(709)	(524)	(566)	(566)
Research and development costs		(1,244)	(919)	(924)	(947)
Other operating income	(8)	490	362	399	370
Other operating expenses	(9)	(421)	(311)	(293)	(298)
Operating profit		1,030	761	686	741
Financial result	(10)	(12)	(9)	15	(23)
Income from disposal of Aventis CropScience	(11)	—	—	—	689
Acquisition-related expenses	(12)	—	—	—	(262)
Profit before taxes		1,018	752	701	1,145
Income taxes	(13)	(337)	(249)	(255)	(276)
Profit for the period		681	503	446	869
Attributable to:
Net profit		677	500	443	867
Minority interest		4	3	3	2
EARNINGS PER SHARE (basic)	(14)	3.53	2.61	2.28	4.39
EARNINGS PER SHARE (diluted) (2)	(14)	3.53	2.61	2.28	4.38

(1) The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of $1.3538 to €1.00, the noon buying rate on December 31, 2004.
(2) Potential Dilution from stock options issued as part of Long Term Incentive Plans

 The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index to Consolidated Financial Statements

Schering AG

CONSOLIDATED BALANCE SHEETS

Consolidated Balance Sheets as of December 31, 2004 and 2003

	See Notes	2004	2004	2003
		$ million(1)	€ million	€ million
ASSETS
Intangible assets	(16)	918	678	723
Property, plant and equipment	(17)	1,592	1,176	1,213
Marketable securities	(19)	315	233	176
Other financial assets	(18)	137	101	86
Deferred taxes		211	156	173
Other non-current assets		91	67	26
Total non-current assets		3,264	2,411	2,397
Inventories	(20)	1,343	992	996
Trade receivables	(21)	1,497	1,106	1,088
Current tax receivables		161	119	178
Other receivables and other assets		240	177	164
Total receivables and other assets		1,898	1,402	1,430
Cash and cash equivalents		1,063	785	566
Total current assets		4,304	3,179	2,992
TOTAL ASSETS		7,568	5,590	5,389
EQUITY AND LIABILITIES
Issued capital(2)		263	194	194
Share premium account		452	334	334
Paid-up capital	(22)	715	528	528
Retained earnings	(23)	3,364	2,485	2,378
Treasury shares		(5)	(4)	—
Equity before Minority interest		4,074	3,009	2,906
Minority interest		23	17	16
Total Equity		4,097	3,026	2,922
Provisions for pensions and similar obligations	(24)	778	575	576
Other non-current provisions	(25)	657	485	485
Non-current borrowings		269	199	36
Other non-current liabilities	(26)	41	30	24
Total non-current liabilities		1,745	1,289	1,121
Current provisions	(25)	965	713	656
Trade payables		412	304	354
Current borrowings		53	39	74
Other current liabilities	(26)	296	219	262
Total current liabilities		1,726	1,275	1,346
TOTAL EQUITY AND LIABILITIES		7,568	5,590	5,389

(1) The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.3538 to €1.00, the noon buying rate on December 31, 2004.
(2) Number of shares according to articles of association on Dec. 31, 2004: 194 million, thereof 4 million held as treasury shares; Contingent capital: €15m, [see note (22)]

 The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index to Consolidated Financial Statements

Schering AG

CONSOLIDATED CASH FLOW STATEMENTS

Consolidated Cash Flow Statements for the years ended December 31, 2004, 2003 and 2002

	See Notes	2004	2004	2003	2002
		$ million(1)	€ million	€ million	€ million
Profit for the period		681	503	446	869
Depreciation and amortization expense		413	305	312	318
Increase in non-current provisions		3	2	24	29
Other non-cash income and expense		3	2	26	(40)
Result from disposal of non-current assets		-12	(9)	(42)	(651)
Purchase of Leukine® development project		—	—	—	224
Cash flows before working capital changes		1,088	803	766	749
Change in inventories and receivables		(56)	(41)	(256)	(251)
Change in liabilities and current provisions		(15)	(11)	71	86
Cash flows from operating activities	(29)	1,017	751	581	584
Purchase of non-current assets		(393)	(290)	(318)	(559)
Proceeds from disposal of non-current assets		69	51	123	1,601
Purchase and sale of marketable securities		(97)	(72)	36	(165)
Purchase of Leukine® development project		—	—	—	(224)
Acquisitions, net of cash acquired		—	—	(2)	8
Proceeds from disposal of subsidiaries, net of cash disposed		0	0	—	24
Cash flows used in/from investing activities	(30)	(421)	(311)	(161)	685
Dividend payments		(244)	(180)	(182)	(165)
Change in borrowings		176	130	25	(132)
Funding of Schering Pension Trust		—	—	—	(500)
Purchase of treasury shares		(226)	(167)	(90)	(234)
Cash flows used in financing activities		(294)	(217)	(247)	(1,031)
Net change in cash and cash equivalents		302	223	173	238
Effect of exchange rate movements on cash and cash equivalents		(5)	(4)	(15)	(22)
Cash and cash equivalents as of January 1		766	566	408	192
Cash and cash equivalents as of December 31	(28)	1,063	785	566	408
(1) The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.3538 to € 1.00, the noon buying rate on December 31, 2004.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index to Consolidated Financial Statements

Schering AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2004, 2003 and 2002

	Paid-up capital		Retained earnings				Treasury shares	Minority interest	Total equity
				Accumulated other comprehensive income
	Issued capital	Share premium account	Other retained earnings	Currency transla-tion ad-justment	Derivat-ive hed-ging ins-truments	Available for sale securities
	€ million
January 1, 2002	198	330	1,902	101	4	28	—	14	2,577
Change in fair value	—	—	—	—	41	(45)	—	—	(4)
Realized gains/losses	—	—	—	—	(21)	21	—	—	0
Translation adjustments	—	—	—	(234)	—	(1)	—	0	(235)
Other comprehensive income	—	—	—	(234)	20	(25)	—	0	(239)
Profit for the period	—	—	867	—	—	—	—	2	869
Expenses for employee shares	—	—	6	—	—	—	—	—	6
Purchase of treasury shares and issue to employees	—	—	(7)	—	—	—	—	—	(7)
Dividend payments	—	—	(164)	—	—	—	—	(1)	(165)
Purchase of treasury shares for acquisitions	—	—	(156)	—	—	—	(2)	—	(158)
Issue of treasury shares for acquisitions	—	—	146	—	—	—	2	—	148
Purchase of treasury shares	—	—	(75)	—	—	—	(1)	—	(76)
Redemption of treasury shares	(1)	1	(1)	—	—	—	(1)	—	—
December 31, 2002	197	331	2,518	(133)	24	3	—	15	2,955
Change in fair value	—	—	—	—	31	5	—	—	36
Realized gains/losses	—	—	—	—	(40)	(7)	—	—	(47)
Translation adjustments	—	—	—	(194)	—	0	—	0	(194)
Other comprehensive income	—	—	—	(194)	(9)	(2)	—	0	(205)
Profit for the period	—	—	443	—	—	—	—	3	446
Expenses for employee shares	—	—	4	—	—	—	—	—	4
Dividend payments	—	—	(180)	—	—	—	—	(2)	(182)
Purchase of treasury shares	—	—	(87)	—	—	—	(3)	—	(90)
Redemption of treasury shares	(3)	3	(3)	—	—	—	3	—	—
Purchase of treasury shares and issue to employees	—	—	(6)	—	—	—	—	—	(6)
December 31, 2003	194	334	2,689	(327)	15	1	—	16	2,922
Change in fair value	—	—	—	—	8	12	—	—	20
Realized gains/losses	—	—	—	—	(10)	3	—	—	(7)
Translation adjustments	—	—	—	(76)	—	0	—	0	(76)
Other comprehensive income	—	—	—	(76)	(2)	15	—	0	(63)
Profit for the period	—	—	500	—	—	—	—	3	503
Expenses for employee shares	—	—	5	—	—	—	—	—	5
Dividend payments	—	—	(178)	—	—	—	—	(2)	(180)
First time application of IFRS 3 “Business Combinations”	—	—	10	—	—	—	—	—	10
Purchase of treasury shares	—	—	(163)	—	—	—	(4)	—	(167)
Purchase of treasury shares and issue to employees	—	—	(4)	—	—	—	—	—	(4)
December 31, 2004	194	334	2,859	(403)	13	16	(4)	17	3,026

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index to Consolidated Financial Statements

Schering AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General principles/New Accounting Standards

The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) effective at the balance sheet date.

In addition, as of January 1, 2004, we opted for early adoption of the revisions of the existing standards under the IASB's Improvement Project as well as IFRS 2 "Share-based Payment" and IFRS 3 "Business Combinations", and hence also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004). The changes in accounting policies were made in accordance with the transitional provisions in the new accounting standards.

As a consequence of applying IFRS 3, we no longer amortize goodwill from business combinations as from January 1, 2004, but test it for impairment annually. The negative goodwill from the acquisition of CIS bio international was eliminated against retained earnings. The effects of first-time application of the standard on the consolidated financial statements for 2004 are shown below. The consolidated financial statements for 2003 were not affected, as IFRS 3 applies prospectively from January 1, 2004.

Consolidated Income Statement
Decrease in Other operating expenses	€47m
Decrease in Other operating income	€4m
Increase in Result from investments in associates	€3m
Increase in Income taxes	€5m
Increase in Net profit	€41m
Increase in Earnings per share basic and diluted	€0.21
Consolidated balance sheet
Derecognition of Negative Goodwill from the acquisition of CIS bio international	€6m
Increased carrying amount of goodwill	€47m
Increased carrying amount of investments in associates	€3m
Increased Retained Earnings through
- Increase in Net profit	€41m
- Elimination of Negative Goodwill	€10m
Increased provisions for Deferred Taxes	€5m

As a consequence of applying IAS 38 (revised 2004), since January 1, 2004, the criterion for recognition is always considered to be satisfied for acquired intangible assets. Until December 31, 2003 product rights in particular were recognized only upon regulatory approval. In 2004, payments for pre-approval development projects of €9m were recognized as assets (effect on earnings per share (basic and diluted): +0.03€).

In accordance with revised IAS 1, "Presentation of Financial Statements", assets and liabilities are classified in the balance sheet by maturity with retrospective effect from December 31, 2003.

The other changes in accounting policies had no material effect on the Group's net assets, financial position, and results of operations.

(2) Companies included in the consolidated financial statements

In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of the members' voting rights.

34 domestic companies and 115 foreign companies are consolidated. A total of 12 companies were consolidated for the first time in 2004. 6 companies are no longer consolidated. Comparability with previous years is not affected by these changes.

Joint ventures are proportionately consolidated. Associates – investments where we have the ability to exercise significant influence – are accounted for using the equity method.

The principal companies included in the consolidated financial statements are listed in Note (34). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

(3) Consolidation principles

Investments in subsidiaries are consolidated by eliminating the Group's costs against the fair value of the assets and liabilities acquired. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. Any excess of the fair value of assets and liabilities acquired over acquisition cost is recognized in income after reassessment of the fair values of the assets and liabilities acquired. If less than 100% of shares are acquired, the cost of an investment is eliminated against the proportionate fair values of the assets and liabilities acquired. Minority interests are presented in equity in the amount of the residual fair values.

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

(4) Accounting policies

Intangible assets

Goodwill is recognized at cost less impairment losses if necessary. For business combinations until December 31, 2003, the carrying amount of goodwill as of that date is treated as acquisition cost.

Other intangible assets (in particular software, acquired product rights and acquired development projects) are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization upon availability for use. For acquired intangible assets, the criterion for recognition is always considered to be satisfied. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in the cost of conversion. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement under Other operating income and Other operating expenses. Depreciation of property, plant and equipment is allocated to the expenses of the appropriate consuming functions.

Impairment of intangible assets and property, plant and equipment

If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows. Impairment losses are recorded in Other operating expenses.

Goodwill and other intangible assets not yet available for use are tested for impairment annually. Goodwill is tested for impairment by geographical segments, the primary reporting format for our segment reporting. Impairment reviews are also made for assets or groups of assets affected by events and circumstances warranting a review.

If the reasons for the impairment loss no longer apply, it is reversed. Gains from such reversals are recorded in Other operating income. Goodwill impairment is not reversed.

Marketable Securities and Other financial assets

Investments in companies where we can exercise significant influence are carried as Investments in associates. Investments in companies that we expect to hold for the long term without exercising significant influence are carried as Other investments. Investments in companies, shares in equity and bond funds, and interest-bearing securities are carried as Marketable securities.

Investments in associates are accounted for using the equity method, and are therefore carried at cost, plus or minus impairments and goodwill amortization recognized until December 31, 2003, profit distributions, and our share of the retained profits or losses of the company concerned. Our share of Other comprehensive income is recognized proportionately.

Other investments and marketable securities are classified as "available for sale" and thus recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income, if the financial asset is disposed of or is determined to be impaired. Increases in fair value of equity instruments are always recognized directly in equity, even if a write-down was previously recognized in the income statement.

Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Expenses relating to unutilized capacity are included in the income statement under Cost of sales. Write-downs are recognized where the cost of inventories exceeds the expected net proceeds from disposal.

Trade receivables

Trade receivables are recognized net of an allowance for doubtful accounts.

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

Assumptions	German pension plans			Other pension plans(1)
	2004	2003	2002	2004	2003	2002
Discount rate	5.0%	5.5%	5.75%	3.7%	4.5%	5.0%
Increase in salaries	2.5%	2.5%	3.0%	2.9%	3.7%	4.1%
Increase in pensions	1.25%	1.25%	1.25%	0.5%	0.8%	0.7%
Expected return on plan assets	7.0%	7.0%	7.0%	4.8%	5.4%	5.75%
(1) weighted average of the individual plans

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck's 1998 mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets (funded status), less unrecognized actuarial gains/losses.

Obligations relating to share-based payment (stock option plans and employee share programs)

Costs for stock option plans are expensed with the exception of the LTI plans 2001/I “Key Managers” and 2001/II “Key Managers”. All stock option plans are described in Note (36).

At the time the commitment is made to issue shares to staff at a discount, the difference between the fair value and the issue price of the shares is recorded as an expense and a corresponding amount is transferred to retained earnings.

Other provisions

Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Non-current provisions are reported at their discounted value.

Deferred taxes

Deferred taxes are recognized for temporary differences between the carrying amount of assets or liabilities in the financial statements and their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Derivative financial instruments

Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized net of deferred taxes directly in Other comprehensive income. Gains and losses are only recognized in the income statement after the hedged underlying transactions have been realized.

The management of financial risks (in particular currency risks) using derivative financial instruments is described in Note (31).

Commitments and contingencies

Commitments and contingencies are not recognized in the balance sheet. Unrecognized commitments and contingencies as of December 31, 2004, are explained in Note (32).

Revenue recognition

Revenue from the sale of products, merchandise, and services is recognized when delivery has taken place, transfer of risk has been completed, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues are recorded net of applicable allowances for product returns, rebates, and discounts, as well as amounts collected on behalf of third parties, such as sales taxes, and goods and service taxes. Estimates for allowances are primarily based on historical experience updated for changes in facts and circumstances, as appropriate. Product returns were insignificant in the period under review.

(5) Management judgments and key sources of estimation uncertainty

Management judgments in the application of accounting policies

Provided that certain criteria are met, development costs are capitalized as intangible assets. Among other things, it must be probable that the development project will generate future economic benefits. In our opinion, sufficient probability that future economic benefits will be generated in the development of pharmaceutical products only arises once regulatory approval for a development project has been granted. Consequently all development costs for pharmaceutical products incurred up to the time of approval are expensed immediately. However, the criterion for recognition is considered satisfied for acquired development projects, which are recognized as intangible assets [see Note (4)].

Actuarial gains and losses relating to defined benefit pension plans are allocated over the average remaining service period of the beneficiaries, to the extent that they exceed 10% of the total obligation. If all actuarial gains and losses had been recognized immediately in the period to which they relate, provisions for pensions would have been €320m higher as of December 31, 2004 (December 31, 2003: €229m).

All securities have been classified as "available for sale". As a consequence, changes in fair value are recognized directly in a separate account in equity [see Note (4)]. If they had been classified as "financial assets at fair value through profit and loss", changes in fair value would have been recognized immediately in the income statement.

Key sources of estimation uncertainty in the application of accounting policies

Preparation of the consolidated financial statements in accordance with IFRSs requires management to make estimates and assumptions affecting recognition and measurement in the Consolidated Balance Sheet and Income Statement, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. In particular, estimates are required when:

- Assessing the need for and measurement of impairment losses

- Accounting for pension obligations

- Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings

- Determining inventory write-downs

- Assessing the extent to which deferred tax assets will be realized.

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of €500m. No impairment losses on allocated goodwill would be necessary in any segment. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of €1,300m. No impairment losses on the goodwill allocated would be required in any of the segments.

Obligations from the defined-benefit pension plans and the pension costs for the following year are calculated on the basis of the parameters given in Note (4). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €125m or increase it by €141m. The amortization expense for unrecognized actuarial losses in the following year would decline by €5m or increase by €9m. An increase or decrease in salary trends by 0.5 percentage points would increase the defined benefit obligation by €85m or reduce it by €74m. The amortization expense for unrecognized actuarial losses in the following year would increase by €5m or decrease by €5m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €6m.

Provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings are recognized and measured by reference to an estimate of the probability of future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Deferred tax assets are only recognized to the extent that their realization is probable, i.e. if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

(6) Currency translation

The group companies prepare their financial statements in the currency of the primary economic environment in which they operate (functional currency). Foreign currency transactions are translated into the relevant functional currency at the time of the transaction. Exchange differences arising on the settlement of foreign currency items during the period and from the measurement of unsettled foreign currency items using the closing rate on the balance sheet date are expensed.

The financial statements of Group companies located outside the euro zone are converted to the Group presentation currency (the euro) as follows:

- The assets and liabilities of Group companies, as well as the Group's share of the equity of foreign associates, are translated at the closing rate on the balance sheet date

- Income and expenses are translated at the annual average rate.

- Exchange differences are recognized directly in Other comprehensive income.

Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the closing rate on the balance sheet date.

Currencies that are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis 1€)			Annual average rate (basis 1€)
	2004	2003	2002	2004	2003	2002
U.S. dollar	1.36	1.26	1.05	1.24	1.14	0.95
Pound sterling	0.71	0.70	0.65	0.68	0.69	0.63
Brazilian real	3.62	3.66	3.71	3.64	3.48	2.71
Japanese yen	139.65	135.05	124.39	134.04	131.62	118.02

B. INCOME STATEMENT DISCLOSURES

(7) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not reallocated internally to the consuming functions), training, and general administration, such as human resources, purchasing, controlling, and accounting.

(8) Other operating income

	2004	2003	2002
	€m	€m	€m
Income from foreign currency hedges and monetary transactions	98	188	133
License and commission income	42	42	41
Income from providing services to third parties	44	51	41
Reversal of provisions	62	31	31
Miscellaneous	116	87	124
	362	399	370

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

Reversal of provisions includes €25m relating to the sale of the Industrial Chemicals and Natural Substances division in 1992. The warranty assumed in relation to the sale expired in the reporting period.

(9) Other operating expenses

	2004	2003	2002
	€m	€m	€m
Expenses from foreign currency hedges and monetary transactions	80	115	125
Expenses related to the FOCUS initiative	41	—	—
Goodwill amortization	—	47	46
Costs of providing services to third parties	40	46	38
Miscellaneous	150	85	89
	311	293	298

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes gains of €17m (2003: €66m, 2002: €35m) from cash flow hedges.

The Miscellaneous item contains expenses of €31m resulting from changes to the pension plans of our Japanese subsidiary in 2004 [see Note (24)].

(10) Financial result

	2004	2003	2002
	€m	€m	€m
Result from investments
Result from investments in associates	10	0	44
Impairment of investments	0	(7)	(26)
Disposal of investments	5	30	1
	15	23	19
Interest result
Income from long-term loans	2	2	2
Other interest and similar income	23	21	25
Other interest and similar expenses	(11)	(10)	(8)
Net interest income	14	13	19
Interest component of additions to provisions for pensions	(29)	(35)	(44)
	(15)	(22)	(25)
Other financial result
Write-downs of loans and marketable securities	(11)	0	(4)
Other financial income	5	17	13
Other financial expenses	(3)	(3)	(26)
	(9)	14	(17)
Financial result	(9)	15	(23)

The increase in the Result from investments in associates includes €3m relating to the termination of the amortization of goodwill from the acquisition of our share in Medac GmbH. In addition, the previous year’s figure included a pro-rata loss of €3m from our investment in metaGen Pharmaceuticals GmbH.

Impairment of investments in 2002 is related to impairment charges on shares in companies in the United States and Europe.

In the previous year, Disposal of Investments contained a gain of €22m resulting from the sale of our remaining 49% interest in Oy Leiras Finland AB. In 2002, the Result from investments in associates included a profit of €45m from our 24% interest in Aventis CropScience Holding S.A., Lyon (Aventis CropScience). We sold this investment at the beginning of June 2002.

Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions. In 2002, Other financial expenses included exchange rate losses of €6m caused by the monetary crisis in Argentina.

(11) Income from disposal of Aventis CropScience

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

(12) Acquisition-related expenses

The Acquisition-related expenses in fiscal 2002 contained one-time effects, primarily expenses of €224m for the acquisition of the rights to the development project for the use of Leukine® in Crohn’s disease, and a further €20m resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

(13) Income taxes

Income before taxes is as follows:

	2004	2003	2002
	€m	€m	€m
Domestic	377	280	567
Foreign	375	421	578
Total	752	701	1,145

The respective tax expenses are:

	2004	2003	2002
	€m	€m	€m
Domestic	(134)	(60)	(32)
Foreign	(115)	(195)	(244)
Total	(249)	(255)	(276)

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2003: 40.5%; 2002: 39.1%) to tax expenses at the effective tax rate is as follows:

	2004	2003	2002
	€m	€m	€m
Income before taxes	752	701	1,145
Notional tax expenses (at the statutory rate applicable to Schering AG)	(294)	(284)	(448)
Tax reduction relating to dividends	—	30	27
	(294)	(254)	(421)
Tax effect of non-deductible expenses and tax-free receipts	5	(6)	189
Prior-period taxes	21	(13)	(69)
Tax effect of recognizing income from associates net of tax	4	0	18
Effects of lower tax rates abroad	15	18	7
Income taxes	(249)	(255)	(276)
Tax rate	33.1%	36.4%	24.1%
Current tax expenses	(231)	(207)	(360)
Deferred tax expenses/income	(18)	(48)	84
Income taxes	(249)	(255)	(276)

The prior-period taxes resulted from the reversal of a tax provision after completion of a tax audit at a group company.

In the previous year, the dividend payment for 2002 reduced the tax expense by €30m.

The utilization of tax loss carryforwards reduced tax expenses in 2004 by €1m (2003: €1m; 2002: €2m). Deferred tax assets of €15m relating to tax loss carryforwards were recognized as of December 31, 2004 (December 31, 2003: €14m). As of December 31, 2004, unrecognized tax loss carryforwards totaled €20m (December 31, 2003: €19m). Of these amounts, €14m have no expiration date, while the remainder expires within ten years.

The tax effect of non-deductible expenses and tax-free receipts in fiscal 2002 was primarily driven by tax-free receipts from the disposal of Aventis CropScience.

The deferred tax assets and liabilities relate to the following balance sheet items:

	December 31, 2004		December 31, 2003
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m
Intangible assets	33	5	66	2
Property, plant and equipment	(116)	0	(113)	1
Inventories	89	6	103	6
Provisions for pensions	44	(1)	39	0
Other provisions	69	(2)	42	(1)
Other	37	8	36	5
	156	16	173	13

Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €12m (2003: €10m) that relate to items credited directly to equity. These have been offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €756m (2003: €542m). If such earnings were distributed, withholding tax of €39m (2003: €34m) would be due based on tax rates in effect at the balance sheet date.

(14) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2004	2003	2002
Net profit (€m)	500	443	867
Weighted average number of shares outstanding	191,209,851	194,413,614	197,296,507
Basic earnings per share (€)	2.61	2.28	4.39

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group’s stock option plans (LTI Plan 2000 and the first and second tranches of the LTI 2001 “Key Managers” Plan) represent a potential dilution of earnings per share. Exercise of the options granted under these plans depends on certain performance criteria relating to the Schering AG share price that are defined in the stock option plans [see Note (36)].

	2004	2003	2002
Net profit (€m)	500	443	867
Weighted average number of shares outstanding	191,209,851	194,413,614	197,296,507
Adjustment for potential dilutive shares	254,541	296,295	573,200
Weighted average number of shares (including potential dilutive shares)	191,464,392	194,709,909	197,869,707
Diluted earnings per share (€)	2.61	2.28	4.38

The terms of the stock option plans entitle Schering AG to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(15) Personnel costs/employees

	2004	2003	2002
Personnel costs (€m)
Wages and salaries	1,243	1,245	1,278
Social security and support payments	231	241	236
	1,474	1,486	1,514
Pensions	83	88	81
	1,557	1,574	1,595
Number of employees by function (annual average)
Production	8,804	9,093	9,023
Marketing and selling	8,673	8,642	8,629
Research and development	4,520	4,692	4,560
Administration	4,134	4,134	4,033
	26,131	26,561	26,245
Number of employees by Region (annual average)
Schering AG	8,069	8,320	8,223
Europe Region*	8,074	8,194	8,158
United States Region	3,729	3,681	3,389
Japan Region	1,515	1,572	1,621
Latin America/Canada Region	2,469	2,478	2,517
Asia/Pacific Region*	1,511	1,439	1,518
Other employees	764	877	819
	26,131	26,561	26,245
* Change in allocation of certain countries to the Regions indicated, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly

C. BALANCE SHEET DISCLOSURES

(16) Intangible assets

	Internally developed software	Patents, licenses, trademarks, and similar assets	Goodwill	Negative goodwill	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2003	51	534	671	(23)	1,233
Change in consolidated companies	—	0	—	—	0
Additions	23	24	2	—	49
Disposals	0	(36)	—	—	(36)
Translation adjustments	(2)	(16)	(33)	—	(51)
December 31, 2003	72	506	640	(23)	1,195
Change in consolidated companies	—	0	—	—	0
Additions	14	39	—	—	53
Disposals	0	(13)	(275)	23	(265)
Translation adjustments	0	(7)	(9)	—	(16)
December 31, 2004	86	525	356	—	967
Accumulated amortization, impairments and reversals
January 1, 2003	7	158	231	(9)	387
Change in consolidated companies	—	0	—	—	0
Additions	11	69	47	(4)	123
Disposals	0	(26)	—	—	(26)
Translation adjustments	0	(8)	(4)	—	(12)
December 31, 2003	18	193	274	(13)	472
Change in consolidated companies	—	0	—	—	0
Additions	16	75	—	—	91
Disposals	0	(8)	(274)	13	(269)
Translation adjustments	(1)	(4)	—	—	(5)
December 31, 2004	33	256	—	—	289
Carrying amount as of December 31, 2003	54	313	366	(10)	723
Carrying amount as of December 31, 2004	53	269	356	—	678

We discontinued goodwill amortization on January 1, 2004. The accumulated amortization of €274m has been eliminated with a corresponding reduction in cost.

The negative goodwill as of January 1, 2004 has been recognized in retained earnings.

(17) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2003	1,321	1,281	780	91	3,473
Change in consolidated companies	(1)	0	0	—	(1)
Additions	14	72	76	69	231
Disposals	(11)	(38)	(71)	(1)	(121)
Transfers	12	51	16	(79)	—
Translation adjustments	(52)	(22)	(31)	(7)	(112)
December 31, 2003	1,283	1,344	770	73	3,470
Change in consolidated companies	(1)	(1)	0	—	(2)
Additions	22	44	62	84	212
Disposals	(30)	(44)	(65)	(2)	(141)
Transfers	26	29	14	(69)	—
Translation adjustments	(17)	(7)	(11)	(4)	(39)
December 31, 2004	1,283	1,365	770	82	3,500
Accumulated depreciation
January 1, 2003	698	990	555	—	2,243
Change in consolidated companies	0	0	0	—	0
Additions	42	60	77	—	179
Disposals	(8)	(34)	(64)	—	(106)
Reversal of impairments	—	—	—	—	—
Transfers	0	0	0	—	—
Translation adjustments	(21)	(15)	(23)	—	(59)
December 31, 2003	711	1,001	545	—	2,257
Change in consolidated companies	0	0	0	—	0
Additions	49	86	73	—	208
Disposals	(21)	(41)	(58)	—	(120)
Reversal of impairments	(1)	—	—	—	(1)
Transfers	0	0	0	—	—
Translation adjustments	(7)	(5)	(8)	—	(20)
December 31, 2004	731	1,041	552	—	2,324
Carrying amount as of December 31, 2003	572	343	225	73	1,213
Carrying amount as of December 31, 2004	552	324	218	82	1,176

Additions to Property, plant and equipment decreased by 8% to €212m in 2004. 43% of this expenditure related to Germany, 19% to other countries of the European Union, 26% to the United States, and 4% to Japan. 28% of capital expenditure related to research and development, and 49% to production, quality assurance and environmental protection. 23% was allocated to marketing and selling, and other functions.

Additions to depreciation include impairment charges of €23m (2003: €0m).

(18) Other financial assets

	Investments in associates	Other investments	Long-term loans	Total
	€m	€m	€m	€m
Cost
January 1, 2003	78	86	39	203
Change in consolidated companies	—	—	—	—
Additions	10	10	26	46
Disposals	(48)	(29)	(12)	(89)
Change in fair value	—	3	—	3
Translation adjustments	0	(8)	(1)	(9)
December 31, 2003	40	62	52	154
Change in consolidated companies	—	—	—	—
Additions	12	1	24	37
Disposals	(15)	0	(11)	(26)
Change in fair value	—	0	—	0
Translation adjustments	0	(2)	(1)	(3)
December 31, 2004	37	61	64	162
Accumulated write-downs
January 1, 2003	19	61	6	86
Change in consolidated companies	—	—	—	—
Additions	7	7	3	17
Disposals	(7)	(18)	(3)	(28)
Reversals	—	—	(1)	(1)
Translation adjustments	—	(6)	0	(6)
December 31, 2003	19	44	5	68
Change in consolidated companies	—	—	—	—
Additions	1	0	6	7
Disposals	(2)	—	(1)	(3)
Change in fair value	—	(10)	—	(10)
Translation adjustments	0	(1)	0	(1)
December 31, 2004	18	33	10	61
Carrying amount as of December 31, 2003	21	18	47	86
Carrying amount as of December 31, 2004	19	28	54	101

Disposals of Investments in associates in 2003 included €21m from the sale of our 49% interest in Oy Leiras Finland AB.

In the reporting year, fair value changes in marketable investments of €10m (2003: €3m; 2002: €(31)m) were recognized directly in Other comprehensive income net of deferred taxes. Other investments that were considered to be impaired resulted in impairment charges of €7m in 2003 (2002: €26m).

Long-term loans include €17m (December 31, 2003: €20m) relating to mortgage loans to employees.

(19) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2004 included unrealized gains of €9m (December 31, 2003: €1m) that are recognized net of deferred taxes in Accumulated other comprehensive income.

(20) Inventories

	Dec. 31, 2004	Dec. 31, 2003
	€m	€m
Raw materials and supplies	211	212
Work in process	441	429
Finished goods and goods for resale	337	352
Payments on account	3	3
	992	996

Write-downs of inventories in 2004 and 2003 were not material.

(21) Trade receivables

Trade receivables as of December 31, 2004 include €13m with a remaining term of more than one year (December 31, 2003: €21m). Allowances for doubtful accounts on trade receivables as of December 31, 2004 amounted to €29m (December 31, 2003: €25m).

(22) Paid-up capital

Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

During the reporting period, 4,000,000 treasury shares were purchased for a total of €167m; these are reported as treasury shares. In 2003, 2,5000,000 treasury shares were purchased and redeemed for a total of €90m.

In 2004, Schering AG and other group companies purchased 249,083 treasury shares for an average price of €41.75 per share for the issuance of employee shares. The shares were offered to qualified employees at an average price of €23.17 per share.

The Executive Board is authorized to purchase treasury shares until September 30, 2005 for purposes permitted under section 71(1) no. 8 of the German Stock Corporation Act. In total, up to €19,400,000 in issued capital may be acquired under this authorization.

Furthermore, the Executive Board is authorized until April 15, 2009, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97,000,000 and that the shareholders are granted preemptive rights. However, with the agreement of the Supervisory Board, the Executive Board is authorized to issue shares and disapply shareholders’ preemptive rights:

(a) if the capital increase against cash consideration does not exceed a total amount of 10% of the issued capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

(b) if the capital increase is effected for the purpose of acquiring companies, equity interests, parts of companies, intellectual property rights, or other product rights against non-cash contributions; or

(c) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for the new shares; or

(d) to the extent necessary to settle fractions.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The total nominal value of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €10,000,000 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent capital II). This contingent increase in issued capital will only be implemented to the extent that holders of options that have been issued until September 30, 2003, on the basis of the Annual General Meeting’s authorization of April 26, 2001, exercise their options and that claims are not settled by the transfer of treasury shares or cash payments.

(23) Retained earnings

Retained earnings comprise Other retained earnings and Accumulated other comprehensive income. The Executive Board will propose to the General Meeting a dividend of € 1.00 per share (totaling €194m less the portion relating to treasury shares not carrying dividend rights) for fiscal year 2004.

(24) Provisions for pensions and similar obligations

	Dec. 31, 2004	Dec. 31, 2003
	€m	€m
Provisions for retirement benefit obligations in Germany	468	458
Provisions for retirement benefit obligations outside Germany	60	72
Provisions for similar obligations	47	46
	575	576

Pension benefits in Germany for employees joining until December 31, 2003 are primarily determined by years of service and average remuneration in the final five years prior to retirement. For employees joining after December 31, 2003, a new employer-financed pension system has been introduced. Schering AG pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering AG guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust (Schering Altersversorgung Treuhand Verein). Defined benefit plans of foreign subsidiaries, which are service-related, are generally funded. There are also defined contribution plans at several foreign subsidiaries.

We consider projected service costs, interest costs and the expected return on plan assets when calculating the net periodic pension costs for defined benefit plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2004	2003	2004	2003
	€m	€m	€m	€m
Change in projected benefit obligation
PBO at beginning of the year	1,414	1,345	376	309
Service cost	31	30	25	25
Interest cost	76	76	14	17
Gains from retroactive plan adjustments	—	—	(15)	—
Actuarial (gains) and losses	103	22	37	74
Benefits paid	(64)	(60)	(23)	(14)
Contributions by plan participants	—	—	1	1
Transfer of obligations	3	1	(11)	—
Translation adjustments	—	—	(15)	(36)
PBO at end of year	1,563	1,414	389	376
Change in plan assets
Fair value of plan assets at beginning of the year	838	730	193	182
Expected return on plan assets	58	50	10	10
Difference actual / expected return plan assets	30	78	1	4
Employer contribution	18	18	34	26
Employer contribution (one time)	—	—	31	—
Contributions by plan participants	—	—	1	1
Benefits paid	(40)	(38)	(20)	(11)
Translation adjustments	—	—	(9)	(19)
Transfer of Assets	—	—	(11)	—
Fair value of plan assets at end of year	904	838	230	193
Funded status	659	576	159	183
Unrecognized actuarial losses	(191)	(118)	(129)	(111)
Carrying amount	468	458	30	72
- thereof provisions	468	458	60	72
- thereof prepaid pension costs	—	—	30	—

An amount of €1,809m of the projected benefit obligation relates to pension plans that are fully or partly funded, and €143m relate to unfunded pension plans.

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2004	2003	2002
	€m	€m	€m
Service cost	56	55	58
Interest cost	90	93	95
Expected return on plan assets	(68)	(60)	(52)
Gains from retroactive plan adjustments	(15)	—	—
Losses from plan reductions	6	—	—
Amortization of unrecognized actuarial gains and losses	7	10	3
Net periodic pension costs of defined benefit plans	76	98	104
Costs of defined contribution plans and other pension costs	67	25	21
Total pension costs	143	123	125

In 2004 the pension benefits resulting from a defined benefit plan in Japan were reduced. The reduction of the entitlements already earned resulted in a gain of €15m. Following the reduction of future benefits, a proportionate share of unrecognized actuarial losses amounting to €6m was recognized as an expense in 2004. The employees in Japan were also entitled to benefits from a multi-employer defined benefit plan. As the necessary information to account for the plan as a defined benefit plan was not available to us at the preparation date of the financial statements, this plan has been accounted for as a defined contribution plan. All obligations from this multi employer defined benefit plan have been satisfied by way of a one-time payment of €40m.

The one-time expenses and gains resulting from the changes to the pension plans in Japan are included in Other operating expenses [see Note (9)]. The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (10)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (15)].

The measurement date for the fair value of plan assets and the projected benefit obligation is December 31. The parameters and assumptions described in Note (4) were applied. These parameters are also applied in the following year in determining interest cost, service cost and the expected return on plan assets. The basis for the interest cost added back to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; allocations during the year are included ratably. The basis for the amortization of actuarial gains and losses is the amount calculated as of January 1, to the extent to which such amounts exceed 10% of the obligation.

The portfolio structure of German plan assets at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of German plan assets
	Target structure	December 31, 2004	December 31, 2003
Equities	45%	48%	46%
Hedge funds	20%	16%	13%
Bonds	35%	35%	31%
Others	0%	1%	10%
	100%	100%	100%

The differences between the actual and target allocations are due in part to market price developments, and in part to risk management efforts based on expected market developments. During 2004, investments in corporate and emerging market bonds were further reduced due to a fall in spreads and yields. In contrast, positions in government bonds were increased.

The use of derivatives is allowed, as currency risks are fully hedged and also the interest rate exposure in other currencies is transformed into the euro interest curve. The fund employs a risk management system to calculate historical worst-case scenarios of given portfolios.

The expected rate of return of 7% is based on historical and expected future averages for risk premiums and absolute returns of the asset classes analyzed. They are also cross-checked against market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. Since its inception, the compounded annual average rate of return of the assets in our German pension trust was approximately 7.0% (2004: 10.5%; 2003; 17.5%).

The expected contributions to German plan assets in 2005 amount to €21m.

The portfolio structure of the other plan assets (plans outside Germany) at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of Other plan assets
	Target structure	December 31, 2004	December 31, 2003
Equities	60%	64%	56%
Bonds	40%	34%	20%
Others	0%	2%	24%
	100%	100%	100%

The expected average return on plan assets of 4.8% reflects in particular the very low returns currently expected for the plan assets in Japan. The actual return was 6.0% in 2004 and 7.5% in 2003.

The expected contributions to other plan assets in 2005 amount to €33m.

The projected benefit obligation, plan assets, funded status and unrecognized actuarial losses developed in the past five years as follows:

	2004	2003	2002	2001	2000
	€m	€m	€m	€m	€m
Projected benefit obligation	1,952	1,790	1,654	1,618	1,440
Plan assets	1,134	1,031	912	514	215
Funded status	818	759	742	1,104	1,225
Unrecognized actuarial losses on December 31	320	229	233	121	1

The following table contains the actuarial gains and losses in the projected benefit obligation during the period and the difference between the actual and expected return on plan assets for the past five years:

	2004	2003	2002	2001	2000
	€m	€m	€m	€m	€m
Actuarial gains and (losses)
German plans	(103)	(22)	17	(88)	26
Other plans	(37)	(74)	(2)	(17)	16
Total	(140)	(96)	15	(105)	42
Difference between actual and expected return on plan assets
German plans	30	78	(104)	4	—
Other plans	1	4	(30)	(24)	(8)
Total	31	82	(134)	(20)	(8)

The actuarial losses in the projected benefit obligation are predominantly due to the declining interest rate levels. As a result, the discount rate has been reduced from 6.5% to 5.0% for German obligations and from 5.5% to 3.7% for other obligations during the period shown.

The following table shows the benefits expected to be paid in the next five years as well as the aggregate expected payments during the five years thereafter (not discounted):

	2005	2006	2007	2008	2009	2010-2014
	€m	€m	€m	€m	€m	€m
German plans	68	73	77	81	84	469
Other plans	18	17	18	19	20	112
Total	86	90	95	100	104	581

Of the above-mentioned payments, around two-thirds will be made from the plan assets.

(25) Other provisions

	January 1, 2004							December 31, 2004
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	249	249	129	(86)	(22)	—	(1)	269	269
Deferred tax	—	13	9	(5)	—	—	(1)	16	—
Personnel costs	225	328	251	(223)	(6)	—	(7)	343	226
Third-party claims	40	317	10	(11)	(39)	—	(3)	274	16
Environmental matters	11	77	16	(2)	(2)	—	0	89	14
Restructuring	11	20	28	(10)	(1)	—	0	37	35
Other	120	137	144	(94)	(12)	—	(5)	170	153
	656	1,141	587	(431)	(82)	—	(17)	1,198	713

	January 1, 2003							December 31, 2003
	Current	Total	Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	239	239	98	(67)	(16)	—	(5)	249	249
Deferred tax	—	17	47	(48)	—	—	(3)	13	—
Personnel costs	237	336	235	(215)	(9)	0	(19)	328	225
Third-party claims	9	318	9	(2)	(1)	—	(7)	317	40
Environmental matters	11	79	5	(5)	0	—	(2)	77	11
Restructuring	10	26	6	(5)	(7)	—	0	20	11
Other	137	141	117	(95)	(13)	—	(13)	137	120
	643	1,156	517	(437)	(46)	0	(49)	1,141	656

Provisions for personnel costs include accrued salaries (vacation and holiday, bonuses, and jubilee benefits), as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in the event of patent infringement litigation. Provisions for environmental expenses include clean up obligations in Germany, France, and the United States. Provisions for restructuring largely relate to severance obligations to employees.

(26) Liabilities

	Dec. 31, 2004		Dec. 31, 2003
	Current	Total	Current	Total
	€m	€m	€m	€m
Taxes payable	51	51	74	75
Social security costs payable	35	35	34	34
Payables to employees	34	37	28	38
Miscellaneous	99	126	126	139
	219	249	262	286

(27) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2004 (all collateralized by mortgages) was €3m (December 31, 2003: €33m).

D. CASH FLOW STATEMENT DISCLOSURES

(28) Cash and cash equivalents

Cash and cash equivalents comprise bank deposits and cash on hand.

(29) Cash flows from operating activities

Cash flows from operating activities included interest received of €21m (2003: €22m; 2002: €28m) and interest paid of €8m (2003: €10m; 2002: €8m). Payments of income taxes amounted to €176m (2003: €259m; 2002: €274m).

In the previous year, the result from disposal of non-current assets included a gain of €22m on the sale of our remaining 49% interest in Oy Leiras Finland AB. In 2002, this item mainly included income from the disposal of Aventis CropScience.

In 2002, Other non-cash expenses and income included our share of the profit from Aventis CropScience of €45m.

(30) Cash flows used in/from investing activities

Purchase of non-current assets in 2002 included the acquisition cost of the manufacturing and marketing rights to Leukine® in its approved indications. The part of the acquisition cost relating to the project to develop Leukine® in the indication of Crohn’s disease has been recognized separately.

In 2003, the Proceeds from disposal of non-current assets included €43m from the sale of our remaining 49% interest in OY Leiras Finland AB. In 2002, this position included €1.5bn relating to the sale of our interest in Aventis CropScience.

The amount disclosed under purchase and sale of marketable securities comprises purchases of €152m (2003: €103m; 2002: €196m) and sales of securities of €80m (2003: €139m; 2002: €31m).

Payments for Acquisitions net of cash acquired in 2003 related to the acquisition of minority interests in two group companies.

In 2002, this item essentially related to the acquisition of the remaining 88.1% interest in Collateral Therapeutics.

E. SUPPLEMENTAL DISCLOSURES

(31) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision, and regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

			Notional amount December 31,		Fair value December 31,
		2004	2003	2004	2003
		€m	€m	€m	€m
Currency hedging of anticipated sales and expenses
Currency forwards	Purchase	30	27	0	0
	Sale	516	498	6	10
Options	Purchase	15	8	(1)	(1)
	Sale	35	16	2	1

Currency hedging of assets and liabilities
Currency forwards	Purchase	288	32	(5)	0
	Sale	243	237	2	5
Asset and liability management
Options		167	83	44	14
Swaps		8	5	2	2
Interest-rate futures		23	76	0	0
		198	164	46	16

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated sales and expenses for the next 12 months on the other hand. Balance sheet items are generally hedged at 100%. The underlying exposure with respect to anticipated sales and expenses amounted to approximately €0.9bn as of December 31, 2004 (December 31, 2003: €0.9bn), of which 54% (December 31, 2003: 56%) was hedged at the balance sheet date. Yen and U.S. dollar amounts accounted for approximately 57% (December 31, 2003: 57%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. Changes in fair values are recognized in Other receivables and other assets and Other provisions.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of tax as Other comprehensive income. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are then recognized in Other operating income and expenses.

As of December 31, 2004, we recognized gains of €22m (net of tax: €13m) resulting from 2004 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2005 (December 31, 2003: €24m; net of tax €15m).

Accordingly, in 2004 we recognized gains of €24m (net of tax: €15m) resulting from 2003 hedging contracts in Other operating income, since these gains are attributable to sales and expenses realized in 2004 (December 31, 2003: €39m; net of tax €24m).

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income and expenses. These gains and losses generally correspond to changes in the hedged balance sheet items.

Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents, marketable securities and borrowings was €780m (December 31, 2003: €632m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 0.7 years (December 31, 2003: approximately 1.4 years).

The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

(32) Contingent liabilities and other financial commitments

	Dec. 31, 2004	Dec. 31, 2003
	€m	€m
Contingent liabilities
Financial guarantees	28	27
	28	27
Other financial commitments
Liabilities under operating leases
due within 1 year	50	49
due in 1 to 5 years	101	101
due after 5 years	31	43
Authorized capital expenditure	240	285
	422	478

As of December 31, 2004 we had issued financial guarantees of €28m (December 31, 2003: €27m) relating to transactions arising from the normal course of business.

The Schering AG Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains product rights or licenses to market the developed products, such as Campath®/MabCampath®, Zevalin® and Leukine®. The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

€m
2005	33
2006	20
2007	62
Thereafter	2
117

(33) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
	€m	€m	€m
2004
Europe Region(1)	3,433	961	2,472	4%
United States Region	1,247	5	1,242	3%
Japan Region	468	—	468	(10%)
Latin America/Canada Region	471	60	411	7%
Asia/Pacific Region(1)	244	10	234	9%
Other Activities	111	31	80	(42%)
Segment total	5,974	1,067	4,907	2%
Other	—	—	—	—
Schering AG Group	5,974	1,067	4,907	2%
2003
Europe Region(1)	3,323	951	2,372	1%
United States Region	1,209	6	1,203	(6%)
Japan Region	517	0	517	(11%)
Latin America/Canada Region	454	71	383	(11%)
Asia/Pacific Region(1)	226	12	214	(8%)
Other Activities	183	44	139	(8%)
Segment total	5,912	1,084	4,828	(4%)
Other	—	—	—	—
Schering AG Group	5,912	1,084	4,828	(4%)
2002
Europe Region(1)	3,314	965	2,349	8%
United States Region	1,288	6	1,282	15%
Japan Region	580	1	579	(13%)
Latin America/Canada Region	480	50	430	(16%)
Asia/Pacific Region(1)	243	11	232	5%
Other Activities	206	55	151	(4%)
Segment total	6,111	1,088	5,023	4%
Other	—	—	—	—
Schering AG Group	6,111	1,088	5,023	4%

(1) As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures in our segment reporting have been adjusted accordingly.

Our primary segment reporting format is geographic, based on the location of our customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include both sales to third parties (external net sales) and sales to group companies belonging to a different Region (internal net sales). Inter-segment sales are determined on an arm's length basis.

Information on external net sales is generally based on the location of our customers. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Schering Oy, Jenapharm, CIS bio international, and Justesa Imagen Group that are generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year
	€m		€m	€m	€m
2004
Europe Region(1)	1,116	10%	(77)	(459)	580	12%
United States Region	446	13%	(18)	(274)	154	23%
Japan Region	133	(34%)	(12)	(79)	42	(52%)
Latin America/Canada Region	155	13%	(11)	(62)	82	64%
Asia/Pacific Region	90	11%	(12)	(38)	40	48%
Other Activities	39	(32%)	(23)	(7)	9	—
Segment total	1,979	5%	(153)	(919)	907	13%
Other	(1,218)	1%	153	919	(146)	25%
Schering AG Group	761	11%	—	—	761	11%
2003
Europe Region(1)	1,018	(1%)	(73)	(426)	519	(4%)
United States Region	394	8%	(15)	(254)	125	20%
Japan Region	202	(12%)	(13)	(101)	88	(17%)
Latin America/Canada Region	137	(4%)	(8)	(79)	50	16%
Asia/Pacific Region	81	(12%)	(15)	(39)	27	(31%)
Other Activities	57	(24%)	(38)	(25)	(6)	(138%)
Segment total	1,889	(2%)	(162)	(924)	803	(5%)
Other	(1,203)	1%	162	924	(117)	11%
Schering AG Group	686	(7%)	—	—	686	(7%)
2002
Europe Region(1)	1,030	13%	(62)	(430)	538	19%
United States Region	366	16%	(11)	(251)	104	44%
Japan Region	229	(6%)	(14)	(109)	106	(1%)
Latin America/Canada Region	143	(16%)	(7)	(93)	43	(55%)
Asia/Pacific Region	92	14%	(13)	(40)	39	(19%)
Other Activities	75	(6%)	(35)	(24)	16	(52%)
Segment total	1,935	7%	(142)	(947)	846	5%
Other	(1,194)	5%	142	947	(105)	(22%)
Schering AG Group	741	11%	—	—	741	11%
(1) Incl. Africa, Australia and New Zealand

Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Total segment results are reconciled to the consolidated Operating profit as follows:

	2004	2003	2002
	€m	€m	€m
Total segment results	907	803	846
Cost of corporate functions	(171)	(198)	(198)
Other income/expenses	25	81	93
Total other	(146)	(117)	(105)
Operating profit	761	686	741

The Cost of corporate functions comprises costs of engineering and administration as well as marketing and selling of Schering AG. Income and expenses that were not incurred by the segments and/or arose in the course of unusual transactions are summarized in Other income/expenses. In the reporting period, expenses of €19m were allocated to segment result which were included in the cost of corporate functions in previous years. Adjusting the figures for the previous years would have no material impact on the segment performance of 2003 and 2002. After adjustment, the increase in segment result was 16% compared to the previous year.

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses for unfunded pension obligations reported within Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, marketable securities and other financial assets, other receivables and other assets, and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocated to corporate functions, financial liabilities, and tax liabilities, which are included under Other. Financial liabilities mainly consist of €468m (December 31, 2003: €458m) pension obligations from German retirement benefit plans. The corresponding €29m (2003: €35m) in interest costs is included in the Financial result.

	Depreciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
	€m	€m	€m	€m	€m	€m	€m
2004
Europe Region	98	6	2,184	822	103	2,557	141
United States Region	85	0	811	220	80	601	63
Japan Region	28	0	326	50	14	279	8
Latin America/Canada Region	17	0	190	27	14	155	10
Asia/Pacific Region	11	1	129	12	10	93	5
Other Activities	9	—	75	5	8	30	2
Segment total	248	7	3,715	1,136	229	3,715	229
Other	51	1	1,875	1,428	36	1,875	36
Schering AG Group	299	8	5,590	2,564	265	5,590	265
2003
Europe Region	105	7	2,098	812	105	2,482	158
United States Region	101	1	819	228	53	623	41
Japan Region	19	6	386	62	15	334	7
Latin America/Canada Region	14	—	175	27	21	145	16
Asia/Pacific Region	10	1	126	7	15	92	7
Other Activities	13	—	111	5	22	39	2
Segment total	262	15	3,715	1,141	231	3,715	231
Other	40	2	1,674	1,330	49	1,674	49
Schering AG Group	302	17	5,389	2,471	280	5,389	280
2002
Europe Region	101	10	2,019	801	193	2,413	386
United States Region	108	5	927	263	287	719	162
Japan Region	21	—	441	53	31	383	9
Latin America/Canada Region	16	—	168	31	42	135	29
Asia/Pacific Region	5	—	131	8	16	99	5
Other Activities	10	—	134	6	28	71	6
Segment total	261	15	3,820	1,162	597	3,820	597
Other	31	4	1,572	1,281	49	1,572	49
Schering AG Group	292	19	5,392	2,443	646	5,392	646

Our secondary segment reporting format is based on the Business areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
	€m		€m	€m
2004
Gynecology&Andrology	1,768	9%	1,268	68
Specialized Therapeutics	1,542	(1%)	1,184	85
Diagnostics&Radiopharmaceuticals	1,308	0%	1,026	59
Dermatology	207	4%	167	9
Other Sources	82	(40%)	70	8
Segment total	4,907	2%	3,715	229
Other	—	—	1,875	36
Schering AG Group	4,907	2%	5,590	265
2003
Gynecology&Andrology	1,622	1%	1,163	76
Specialized Therapeutics	1,560	(5%)	1,202	59
Diagnostics&Radiopharmaceuticals	1,312	(7%)	1,056	63
Dermatology	200	(7%)	180	14
Other Sources	134	(10%)	114	19
Segment total	4,828	(4%)	3,715	231
Other	—	—	1,674	49
Schering AG Group	4,828	(4%)	5,389	280
2002
Gynecology&Andrology	1,613	7%	1,131	102
Specialized Therapeutics	1,637	10%	1,262	373
Diagnostics&Radiopharmaceuticals	1,406	(3%)	1,109	83
Dermatology	217	(5%)	191	18
Other Sources	150	(7%)	127	21
Segment total	5,023	4%	3,820	597
Other	—	—	1,572	49
Schering AG Group	5,023	4%	5,392	646

(34) Information on principal companies included in the consolidated financial statements

The table below contains information on principal companies included in the consolidated financial statements as of and for the year ended December 31, 2004 [the complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin]:

Name and location of company	% of Equity	Equity	Result	Sales	Employees
		€m(1)	€m(1)	€m(1)
Germany
Schering AG, Berlin(2)		1,607	221	2,402	7,856
Schering Deutschland Holding AG, Hamburg(3)	100.0	279	3	397	622
Jenapharm GmbH&Co. KG, Jena(3)	100.0	95	48	171	995
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	26	2	74	149
Schering Oy, Turku/Finland(3)	100.0	246	67	232	791
Schering S.A., Lys-Lez-Lannoy/France(3)	99.9	206	13	387	1,521
Schering Holdings Ltd., Burgess Hill/UK(3)	100.0	28	4	165	321
Schering S.p.A., Milan/Italy(3)	100.0	109	17	350	860
Schering Nederland B.V., Weesp/Netherlands	100.0	40	3	65	90
Schering Austria Ges.m.b.H., Vienna/Austria	100.0	304	7	56	100
Schering Lusitana Lda., Mem Martins/Portugal	100.0	18	2	59	125
Schering (Schweiz) AG, Baar/Switzerland	100.0	13	2	65	77
Schering España S.A., Madrid/Spain(3)	99.9	107	15	238	695
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	11	-1	62	166
North America
Schering Berlin Inc., Wilmington, Del./USA(3)	100.0	712	17	1,242	3,811
Berlex Canada, Inc., Pointe-Claire/Canada	100.0	15	3	64	216
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	14	2	45	207
Schering do Brasil Ltda., São Paulo/Brazil	100.0	45	3	125	770
Schering Colombiana S.A., Bogotá/Colombia	100.0	31	4	61	289
Schering Mexicana S.A., Mexico City/Mexico	100.0	43	4	88	274
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	7	0	15	333
Nihon Schering K.K., Osaka/Japan	100.0	117	(17)	455	1,465
Schering Pty. Ltd., Sydney/Australia	100.0	13	5	83	116
Schering (Korea) Ltd., Seoul/Korea	100.0	25	1	58	249
Schering (Bangkok) Ltd., Bangkok/Thailand(3)	100.0	6	1	18	122
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	14	4	32	97

(1) In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2004. Sales were translated into € at the annual average rate of exchange.
(2) Most of Schering AG’s sales originate from sales to subsidiaries; these sales are not included in the consolidated financial statements.
(3) Subgroup figures.

(35) Total remuneration of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board is broken down as follows:

	Fixed compensation	Committee functions	Variable compensation	Long term compensation*	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Dr. Giuseppe Vita (Chairman)	100	95	101	72	368
Norbert Deutschmann (Deputy chairman)	50	95	50	36	231
Dr. Karl-Hermann Baumann	50	75	50	36	211
Hans-Georg Bleeck (from April 16, 2004)	35	0	36	26	97
Prof. Dr. Piet Borst	50	20	50	36	156
Dr. Mathias Döpfner	50	0	50	36	136
Prof. John A. Dormandy	50	20	50	36	156
Joachim Elsholz (until April 16, 2004)	15	0	15	11	41
Dr. Reiner Hagemann	50	50	50	36	186
Johannes Heitbaum	50	0	50	36	136
Dr. Martin Kohlhaussen	50	0	50	36	136
Hermann-Josef Lamberti	50	0	50	36	136
Dr. Hans-Peter Niendorf	50	20	50	36	156
Detlef Pfotenhauer (from April 16, 2004)	35	0	36	26	97
Hans-Jürgen Scheel (until April 16, 2004)	15	6	15	11	47
Günter Schmitt (until April 16, 2004)	15	0	15	11	41
Dr. Ulrich Sommer	50	20	50	36	156
Sabine Süpke (from April 16, 2004)	35	21	36	26	118
Heinz-Georg Webers	50	48	50	36	184
	850	470	854	615	2,789
* linked to the share price performance over a period of three years

A member of the Supervisory Board has received an annual fee for consultancy services [see section "Related Party Transactions"].

The total remuneration of the members of the Executive Board is broken down as follows:

	Fixed compensation	Variable compensation	Stock options granted	Other*	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Dr. Hubertus Erlen (Chairman)	720	1,668	148	23	2,559
Dr. Karin Dorrepaal (from September 1, 2004)	180	415	148	7	750
Dr. Ulrich Köstlin	540	1,246	148	23	1,957
Lutz Lingnau	540	1,246	148	245	2,179
Marc Rubin, MD	540	1,246	148	369	2,303
Dr. Jörg Spiekerkötter	540	1,246	148	24	1,958
Prof. Dr. Günter Stock	540	1,246	148	30	1,964
	3,600	8,313	1,036	721	13,670

* Non-cash benefits in the form of company cars, and subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

A provision of €23m has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2004 amounted to €2m.

A loan granted to a member of the Executive Board is reported under “Related Party Transactions”.

A directors’ and officers’ liability insurance policy (D&O) has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory Board and the Executive Board are listed under “Item 6 – Directors, senior Management and Employees".

(36) Stock option plans

In 2000, 2001, and 2004, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”) granting stock options to members of the Executive Board, officers and other eligible employees. Participants in the LTI Plan 2000 who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 30%.

The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, the second tranche (LTI Plan 2001/II) was introduced in 2002 and the third tranche (LTI Plan 2001/III) was introduced in 2003. In 2004, the LTI Plan 2004 was introduced. All three tranches of the LTI Plan 2001 as well as the LTI Plan 2004 distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I, 2001/II, 2001/III and 2004 invested in Schering AG shares and received stock appreciation rights. Upon exercise of these rights, beneficiaries receive a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66; LTI Plan 2001/II: €66.48; LTI Plan 2001/III: €40.18; LTI Plan 2004: €43.76). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

“Key Managers” participating in the LTI Plans 2001/I and 2001/II were granted options entitling them to subscribe for shares when the options are exercised. “Key Managers” participating in the LTI Plans 2001/III and 2004 received stock appreciation rights. The strike price of the “Key Managers” options was fixed at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13; LTI Plan 2001/II: €73.13; LTI Plan 2001/III: €44.20; LTI Plan 2004: €48.14). This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles.

The fair value of one option of the LTI Plan 2000 at the grant date was calculated at €6,374 (€32m for all options) based on a Monte-Carlo simulation. The fair values of the LTI Plans 2001 and 2004 at the grant date have been calculated based on the Black-Scholes option pricing model using the following assumptions:

LTI Plan 2001/I	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.8%	4.8%
Volatility	25%	25%
Fair value of one option	€15.37	€13.34
Fair value of all options	€6m	€11m

LTI Plan 2001/II	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.75%	4.75%
Volatility	27.2%	27.2%
Fair value of one option	€19.15	€16.73
Fair value of all options	€8m	€17m

LTI Plan 2001/III	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.3%	2.3%
Risk-free interest rate	3.21%	3.21%
Volatility	37.7%	37.7%
Fair value of one option	€12.25	€11.10
Fair value of all options	€5m	€13m

LTI Plan 2004	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.13%	2.13%
Risk-free interest rate	3.4%	3.4%
Volatility	27.82%	27.82%
Fair value of one option	€10.55	€8.80
Fair value of all options	€4m	€8m

The fair value of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models. The fair value of the options of the LTI Plan 2000 is determined based on the number of qualifying shares at the end of the period. The options of the LTI Plans 2001/I, 2001/II, 2001/III and 2004 are valued using the Black-Scholes option pricing model.

The volatility applied in the option pricing models conforms to market volatilities of comparable call options. The pricing models do not consider exercise hurdles.

The costs of the LTI plans 2000, 2001/I „Top Executives“ and 2001/II „Top Executives“ are accrued over the three-year vesting period based on the actual fair values of the options. The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Due to the hedging, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

Provisions for LTI plans amount to €43m as of December 31, 2004. The total intrinsic value as of December 31, 2004 for LTI-Plans for which the participants’ right to cash had vested by the end of the period is €16m.

LTI Plan 2000
Number of options outstanding as of January 1, 2004	2,840
Granted	—
Forfeited in 2004	—
Exercised in 2004	1,045
Number of options outstanding as of December 31, 2004	1,795
Number of exercisable options	1,795
Average share price upon exercise in 2004 (€ )	47,71
Maximum number of award shares	280,020
Exercise price per share (€)	0
Compensation costs in 2004 (€m)	3
Compensation costs in 2003 (€m)	(2)
Benchmark index	STOXX Healthcare
Date of grant	Jan. 1, 2000
Exercise period	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2004	406,500	764,400
Granted	—	—
Forfeited in 2004	74,500	29,600
Exercised in 2004	—	—
Number of options outstanding as of December 31, 2004	332,000	734,800
Number of exercisable options	332,000	734,800
Maximum number of award shares	—	734,800
Exercise price per share (€)	54.66	60.13
Compensation costs in 2004 (€m)	1	—
Compensation costs in 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2004	398,000	1,000,800
Granted	—	—
Forfeited in 2004	3,000	39,300
Exercised in 2004	—	—
Number of options outstanding as of December 31, 2004	395,000	961,500
Number of exercisable options	0	0
Maximum number of award shares	—	961,500
Exercise price per share (€)	66.48	73.13
Compensation in costs 2004 (€m)	1	—
Compensation in costs 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

	LTI Plan 2001/III
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2004	417,700	1,160,400
Granted	—	—
Forfeited in 2004	4,000	39,400
Exercised in 2004	—	—
Number of options outstanding as of December 31, 2004	413,700	1,121,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation costs in 2004 (€m)	2	5
Compensation costs in 2003 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010

	LTI Plan 2004
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2004	—	—
Granted	333,300	932,400
Forfeited in 2004	—	6,900
Exercised in 2004	—	—
Number of options outstanding as of December 31, 2004	333,300	925,500
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	43.76	48.14
Compensation costs in 2004 (€m)	1	2
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 3, 2004	May 3, 2004
Exercise period	May 3, 2007 until May 2, 2011	May 3, 2007 until May 1, 2011

F. SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

(37) Reconciliation to U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of Net Profit to U.S. GAAP (in € Millions Except per Share Data)

	Note	2004	2003	2002
Net profit under IFRSs		500	443	867
U.S. GAAP adjustments
Business combinations
- Acquired in-process R&D	(a)	—	14	(119)
- Other differences	(a)	(11)	15	13
Acquired R&D	(b)	(9)	—	—
Property, plant and equipment
- Capitalization of interest costs	(c)	(1)	(1)	(1)
- Reversal of impairment losses	(c)	(1)	0	1
Internal-use software	(d)	—	—	(3)
Equity investment (Aventis CropScience)	(e)	—	—	71
Inventories	(f)	5	4	6
Provisions for pensions	(g)	(9)	2	2
Other provisions	(h)	(4)	15	(2)
Stock option plans	(j)	(9)	3	14
Tax effect on U.S. GAAP adjustments	(k)	10	(6)	(1)
Net profit under U.S. GAAP		471	489	848
Earnings per share under U.S. GAAP
- basic (€)		2.46	2.52	4.30
- diluted (€)		2.46	2.51	4.29

Reconciliation of shareholders' equity to U.S. GAAP (in € millions)

	Note	2004	2003	2002
Total equity under IFRSs		3,026	2,922	2,955
Minority Interest	(l)	(17)	(16)	(15)
Equity before minority interest		3,009	2,906	2,940
U.S. GAAP adjustments
Business combinations
- Acquired in-process R&D	(a)	(135)	(141)	(175)
- Other differences	(a)	20	42	28
Acquired R&D	(b)	(9)	—	—
Property, plant and equipment
- Capitalization of interest costs	(c)	15	16	17
- Reversal of impairment losses	(c)	(4)	(3)	(3)
Inventories	(f)	27	22	18
Provisions for pensions	(g)	(104)	(33)	(54)
Other provisions	(h)	14	18	3
Schering AG call options	(i)	(5)	(7)	(10)
Stock option plans	(j)	19	22	34
Tax effect on U.S. GAAP adjustments	(k)	23	(11)	2
Shareholders' equity under U.S. GAAP		2,870	2,831	2,800

a.) Business combinations

Until 2003, acquired in-process R&D was not recognized as an acquired asset under IFRSs during the course of purchase price allocation, but was capitalized as goodwill and amortized over its expected useful life. Since January 1, 2004, we have applied IFRS 3 “Business Combinations”. Accordingly, since January 1, 2004, R&D projects that are acquired as part of a business combination are now required to be included in the purchase price allocation and amortized over their useful life upon availability for use. Under U.S. GAAP, acquired in-process R&D must be identified and included as a separate component of purchase price allocation. The amounts ascertained must be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP were included in goodwill under IFRSs. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002).

Since January 1, 2004, goodwill resulting from business combinations is no longer amortized under IFRSs but is tested for impairment annually. Under U.S. GAAP, goodwill does not become amortized since January 1, 2002 but is also tested for impairment annually. During 2004, no goodwill was impaired under either IFRSs or U.S. GAAP.

Under U.S. GAAP, negative goodwill arising on the acquisition of CIS bio international (2000: 60%; 2001: 40%) was deducted proportionately from non-current assets, excluding securities. Under IFRSs, negative goodwill was recognized as income on a systematic basis. As a result of the application of IFRS 3 “Business Combinations”, the remaining carrying amount of negative goodwill was recognized in retained earnings as of January 1, 2004 without affecting the income statement.

b.) Acquired R&D

As a consequence of applying IAS 38 “Intangible assets” (revised 2004), the criterion for recognition of acquired intangible assets is always considered to be satisfied since January 1, 2004. Until December 31, 2003 product rights in particular were recognized only upon regulatory approval. Under U.S. GAAP, acquired R&D activities must be recognized as an expense at the time of acquisition.

c.) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IFRSs. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €3m (2003: €3m; 2002: €4m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2004 was €15m (2003: €16m; 2002: €17m). The reduction relates to depreciation.

U.S. GAAP prohibits the reversal of impairment losses on items of property, plant and equipment.

d.) Internal-use software

As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” under U.S. GAAP. This statement requires the capitalization of certain costs incurred in the development of software for internal use, including payroll and payroll-related costs. Under IFRSs, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under U.S. GAAP, but expensed under IFRSs.

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

f.) Inventories

Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

g.) Provisions for pensions

Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers' Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized as expense each year through 2008.

Until 2003 the amortization of actuarial gains/losses [see Note (24)] was partly related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999. This required amortization in 2003 amounting to €3m to be eliminated in the reconciliation (2002: €3m).

One of our defined benefit plans for employees was modified in 2004. Accordingly, under IFRSs the reduction in vested benefits payable (negative past service costs) was recognized as a one-time charge to income. Following the reduction in future benefits (curtailment), IFRSs require the one-time recognition of a proportionate share of unrecognized actuarial losses as an expense in 2004. Under U.S. GAAP, an income from the reduction in vested benefits payable is recognized over the average remaining service period of employees. The expense resulting from the proportionate share of unrecognized actuarial losses is also recognized over the average remaining service period of employees.

Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, after considering prepaid pension costs, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. In 2004, an additional liability amounting to €97m (2003: €36m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item amounting to €59m after deferred taxes (2003: €22m after deferred taxes) was recognized directly in Accumulated other comprehensive income in 2004.

h.) Other provisions

The reconciliation item relates to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRSs, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period (on an undiscounted basis).

i.) Schering AG call options

Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRSs. Under U.S. GAAP, the Schering AG call options are deducted from equity.

j.) Stock option plans

Refer to Note (36) of the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (38) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 1998 and LTI Plan 2000:

The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IFRSs are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (DAX and STOXX Healthcare). The costs of the LTI Plans 1998 and 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRSs, the accumulated compensation costs are shown as a liability. Under U.S. GAAP, these costs are part of equity.

LTI Plans 2001/I and II:

The “Top Executives” plans are designed as variable award plans. Compensation costs under IFRSs are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IFRSs and U.S. GAAP.

“Key Managers” plans are fixed award plans. No costs are recognised under both IFRSs and U.S. GAAP.

LTI Plans 2001/III and 2004:

The costs of the plans have been hedged by the purchase of Schering AG call options. Under both IFRSs and U.S. GAAP, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

k.) Tax effect on U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items, except the adjustment relating to the equity method (Aventis CropScience), which is presented net of tax.

l.) Minority Interest

According to IAS 1 “Presentation of Financial Statements”, a minority interest must be presented within equity. Under U.S. GAAP, a minority interest is not part of equity.

(38) Additional U.S. GAAP information

SFAS No. 130 "Reporting Comprehensive Income"

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31

	2004	2003	2002
	€m	€m	€m
U.S. GAAP net profit [see Note (37)]	471	489	848
Currency translation adjustments
IFRSs accounts	(76)	(194)	(234)
Reconciliation to U.S. GAAP	7	19	8
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €(2)m; 2003: €(4)m; 2002: €14m)	12	5	(45)
Less realized (gains) and losses recognized in net profit (after tax expense of €(1)m; 2003: €5m; 2002: €(4)m)	3	(7)	21
Less (gains) and losses resulting from currency translation adjustments (after deferred taxes of €0m; 2003: €0m; 2002: €1m)	0	0	(1)
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €(5)m; 2003: €(20)m; 2002: €(27)m)	8	31	41
Less realized (gains) and losses recognized in net profit (after tax expense of €6m; 2003: €26m; 2002: €14m)	(10)	(40)	(21)
Minimum pension liability (after deferred taxes of €24m; 2003: €(7)m; 2002: €21m)	(37)	11	(33)
Other comprehensive income, net of tax	(93)	(175)	(264)
Comprehensive income, net of tax	378	314	584

Accumulated other comprehensive income balances as of December 31

	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other com- prehensive income
	€m	€m	€m	€m	€m
January 1, 2002	98	28	4	—	130
Other comprehensive income 2002	(226)	(25)	20	(33)	(264)
December 31, 2002	(128)	3	24	(33)	(134)
Other comprehensive income 2003	(175)	(2)	(9)	11	(175)
December 31, 2003	(303)	1	15	(22)	(309)
Other comprehensive income 2004	(69)	15	(2)	(37)	(93)
December 31, 2004	(372)	16	13	(59)	(402)

Statement of U.S. GAAP shareholders’ equity as of December 31

	2004	2003	2002
	€m	€m	€m
Equity according to U.S. GAAP before Accumulated other comprehensive income	3,272	3,140	2,934
Accumulated other comprehensive income	(402)	(309)	(134)
Shareholders’ equity under U.S. GAAP	2,870	2,831	2,800

Available-for-sale securities:

	Carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2004	€m	€m	€m	€m
Marketable securities	233	9	—	233
Other Investments	28	10	—	28
	261	19	—	261
As of December 31, 2003
Marketable securities	176	1	—	176
Other Investments	18	0	—	18
	194	1	—	194
As of December 31, 2002
Marketable securities	252	6	—	252
Other Investments	25	2	5	25
	277	8	5	277

Proceeds from available-for-sale securities in 2004 amounted to €80m (2003: €160m, 2002: €31m). Gross Gains of €1m were realized in 2004 (2003: €14m). Gross losses in 2004 were immaterial (2003: €3m). In 2002, gross gains as well as gross losses in on such sales were immaterial. In 2004, impairment losses of €4m were recognized (2003: €7m; 2002: €26m).

Maturities of fixed-term marketable securities as of December 31, 2004 are as follows:

	Carrying amount	Fair value
	€m	€m
Less than 1 year	0	0
Between 1 and 5 years	62	62
More than 5 years	2	2

As of December 31, 2004, the Group also held an investment in a fixed-income fund of €64m (2003: €155m).

Impairment of long-lived assets

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill and other intangible assets not yet available for use are tested for impairment annually. The determination of the impairment charge under IFRSs is described in Note (4). Under U.S. GAAP, the carrying amount of a long-lived asset is considered to be impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. If no market prices are available, fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2004, 2003 and 2002, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRSs and U.S. GAAP.

Corporate debt

As of December 31, 2004, the Schering AG Group had aggregate unused committed lines of credit of €43m (December 31, 2003: €81m).

In December 2004 a long-term loan amounting to $263m was raised. The loan matures in 2009; the interest rate is oriented on 3-month-USD-Libor and is adjusted on a quarterly basis.

Employee benefit plans

The information required by SFAS No. 132 (revised 2003) “Employers` Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (24) to the consolidated financial statements.

For our defined pension plans, the accumulated benefit obligation as of December 31, 2004 amounts to €1,713m (December 31, 2003: €1,569m).

With respect to plans that have projected benefit obligations in excess of plan assets after consideration of provisions for pensions as well as prepaid pension costs the benefit obligation as of December 31, 2004 amounts to €1,952m (December 31, 2003: €1,790m). The total of the fair value of plan assets and provisions for pensions as of December 31, 2004 amount to €1,662m (December 31, 2003: €1,561m); prepaid pension costs as of December 31, 2004 amount to €30m (December 31, 2003: €0m).

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets after considering provisions for pensions as well as prepaid pension costs:

	December 31,
	2004	2003
Projected benefit obligation	1,688	211
Accumulated benefit obligation	1,504	182
Fair value of plan assets	1,059	123
Provisions for pensions	378	23
Prepaid pension costs	(30)	—

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRSs [see Note (4)].

Under IFRSs, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (10)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €29m (2003: €35m; 2002: €44m).

Stock option plans

As required under SFAS No. 123, amended by SFAS No. 148, we provide additional information for the stock option plans which are accounted for according to APB Opinion No. 25:

	2004	2003	2002
Net profit, as reported (U.S. GAAP)	471	489	848
Add: Stock-based employee compensation expense determined under APB No. 25	22	0	(10)
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	(18)	(14)	(22)
Pro forma net profit (U.S. GAAP)	475	475	816
Earnings per share (basic):
- as reported (€)	2.46	2.52	4.30
- pro forma (€)	2.48	2.44	4.14
Earnings per share (diluted):
- as reported (€)	2.46	2.51	4.29
- pro forma (€)	2.48	2.44	4.12

Intangible assets

Expected amortization on intangible assets:

	IFRSs	U.S. GAAP
	€m	€m
2005	78	94
2006	69	78
2007	63	70
2008	48	56
2009	36	43

Goodwill

Allocation of goodwill to the primary segments:

	IFRSs		U.S. GAAP
	2004	2003	2004	2003
	€m	€m	€m	€m
Europe Region	266	271	144	147
United States Region	71	75	39	40
Japan Region	11	12	5	5
Latin America/Canada Region	4	4	0	0
Asia/Pacific Region	4	4	3	3
Other Activities	0	0	0	0
	356	366	191	195

Under IFRSs, acquired in-process R&D was capitalized as goodwill until December 31, 2003. U.S. GAAP requires such amounts to be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRSs. The change in goodwill between 2003 and 2004 is related to currency translation adjustments as well as to a disposal in the Europe Region amounting to €1m.

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

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the District Court in February 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004, Liebel-Flarsheim Company and its parent Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Another of the Group’s subsidiaries in the United States, Berlex, Inc., has been named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County, Westchester County, Nassau County, Rockland County, Onondaga County and Erie County (all counties in the State of New York). The cases were served in January 2003, August 2003, November 2004, February 2005 and March 2005, respectively. In addition, in February 2005, Berlex was named as a defendant with 50 other pharmaceutical companies in a case filed by the City of New York. These seven lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged each county for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Each county seeks a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the Federal District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuits.

Following the sale of Schering AG’s share in Aventis CropScience to Bayer AG in 2003, Bayer CropScience AG has initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG is demanding payments of damages. Bayer CropScience AG has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. With respect to the claims, it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering AG and Bayer AG in the United States District court for the Eastern District of New York. The case was transferred to the District Court for the District of New Jersey. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering AG could in any way have been involved in this matter. Schering AG also believes that this claim cannot be asserted against an individual company, but should be addressed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with funds of more than 5 billion euros by German companies (including Schering AG) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering AG considers the claims asserted to be unjustified. In September of 2004, this case was dismissed; however, the plaintiff has appealed that decision.

One of the Group's German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board from about 160 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm believes that the athletes will allege that VEB Jenapharm, the predecessor of the Jenapharm GmbH & Co. KG, was responsible for their damages due to its involvement in the doping program by producing and supplying the drugs and performing certain scientific activities. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be unjustified. Jenapharm cannot be responsible for the abuse of drugs by the former German Democratic Republic or any organs of that state and to the Group‘s knowledge and belief, VEB Jenapharm was not involved in the application of the drugs in doping studies with athletes.

In May 2004, TAP Pharmaceutical Products, Inc., has initiated an Alternative Dispute Resolution procedure against Schering AG pursuant to an agreement which regulates the development and marketing of asoprisnil in the USA and Canada by TAP and the supply of the product by Schering AG. The claims raised by TAP relate to the interpretation of the agreement regarding Schering AG’s obligation to supply asoprisnil to TAP. TAP requests to be initially supplied with asoprisnil from a certain manufacturing facility and asks for a certain commitment regarding the supply with asoprisnil. Schering AG disputes the claims and is defending itself against these in the arbitration.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of fourteen plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries, including breast cancer, ovarian cancer, strokes and pulmonary embolism. The lawsuits of twelve of these plaintiffs have been removed to a multidistrict litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and one other in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

Dividends

Under the German Commercial Code (HGB), dividends can be paid from the unappropriated profit of the parent company, Schering AG. At December 31, 2004, the unappropriated profit of Schering AG totaled €194m, resulting from 2004 net profit of €221m, less a transfer of €30m to Retained earnings, as determined by the Executive Board and the Supervisory Board, and an additional €3m profit brought forward from 2003.

Related Party Transactions

Shareholders: Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors’ and officers’ liability as well as marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm’s length basis.

Directors: Certain members of the Supervisory and Executive Boards are members of the executive boards or supervisory boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research in the field of Specialized Therapeutics since June of 1996. For these services Prof. Dormandy has received a fee of €56 thousand plus expenses of €8 thousand in 2004. Prof. Dormandy has further received €2 thousand as expenses for giving a laudatio at a Schering symposium.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Curatorium of Schering Forschungsgesellschaft mbH, a 100% subsidiary of Schering AG. In such capacity, they have received in 2004 €2 thousand each as fees for attending meetings.

A loan that had been granted to a member of the Supervisory Board prior to July 29, 2002 was repaid in full in 2004. The loan, which had a balance of €30 thousand during the period and at the time of repayment and accrued interest at an annual rate of 6%, had been made for the purposes of financing a home purchase. A relocation loan originally made in the amount of €46 thousand that had been made in 1993 to an employee that subsequently became a member of our Executive Board remains oustanding. As of December 31, 2004, the balance of such loan, which is non-amortizing and bears interest at a compounded semi-annual rate of 6%, was $ 92 thousand. An interest free relocation loan in the amount of $1 million was granted to a member of our Executive Board in May 2004 and repaid in August 2004. The granting of such loan, which did not comply with the requirements of Section 13(k) of the U.S. Securities Exchange Act of 1934, was reported to the Schering AG Audit Committee and to our external auditors. We have modified our internal compliance procedures in an effort to ensure that future loans are made only in compliance with our internal policies and all applicable laws.

According to section 15a of the German Securities Trading Act (”Wertpapierhandelsgesetz”), the members of the Executive Board and of the Supervisory Board of Schering AG must notify transactions in securities of Schering AG. Until October 29, 2004, this applied to transactions of a Board member only if the aggregate value of the transactions of such Board member within any 30 day period exceeded €25 thousand. The same obligation applied to transactions of close relatives. Effective as of October 30, 2004, the de minimis threshold was decreased by the German parliament from €25 thousand within 30 days to €5 thousand per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member were added to the list of related parties with a separate obligation to disclose their dealings in Schering AG securities. During fiscal year 2004, Schering AG has been notified of a total of 8 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG promptly disclosed these transactions on its website. Members of the Executive Board purchased 7,700 Schering AG shares. One member of the Executive Board has sold 2,640 call options on Schering AG shares. Schering AG has not been notified of such transactions of members of the Supervisory Board. A complete list with all details of the notified transactions is available in the data bases of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

New Accounting Standards under U.S. GAAP

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity, are now required to be classified as a liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The Standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate of return on assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Notes (24) and (38).

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB's Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIEs created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) must be applied to all variable interest entities no later than the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. So far, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our reconciliation for the reporting periods 2004, 2003 and 2002 is reported under Note (37). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our reconciliation for 2006, when capitalized costs will be reversed as an expense.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2004, 2003 and 2002 is reported under Note (38). SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153 “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. According to SFAS No. 153, exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.