Form 20-F
SCHERING AKTIENGESELLSCHAFT
filed 2006-03-10
CIK 1124139

Table of Contents

As filed with the Securities and Exchange Commission on March 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005:

190,000,000 Ordinary Shares

_________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES [X] NO [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [ ] NO [X]

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

TABLE OF CONTENTS

Our Use of Terms and Conventions
Accounting Periods and Principles
The Schering Name
Forward-Looking Statements
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 4.A. Unresolved Staff Comments
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16.A. Audit Committee Financial Expert
Item 16.B. Code of Ethics
Item 16.C. Principal Accountant Fees and Services
Item 16.D. Exemptions from the Listing Standards for Audit Committees
Item 16.E. Purchase of Equity Securities by the Issuer and Affiliate Purchasers
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

OUR USE OF TERMS AND CONVENTIONS

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Unless otherwise specified or the context requires otherwise:

references to "Schering AG" are to Schering Aktiengesellschaft, the ultimate parent company of the Schering AG Group;
references to the "Schering AG Group", "the Group", “the company”, "we", "us" and "our" are to Schering Aktiengesellschaft together with its consolidated subsidiaries;
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

We prepared our Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), formerly known as International Accounting Standards (IAS). IFRSs differ in certain material respects from United States Generally Accepted Accounting Principles (U.S. GAAP). You can read about some of the principal differences in Note 36 to our Consolidated Financial Statements. Note 36 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to U.S. GAAP.

We have five geographic reporting segments. Additionally, we report those activities that are not sufficiently significant to qualify as individual segments under Other Activities. These Other Activities primarily consist of our pharmaceutical chemicals business with other pharmaceutical companies and our dermatology business.

As described in Note 31 to our Consolidated Financial Statements, since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Segment financial data of our dermatology business, which in the past was reported as part of our five geographic segments, is now accounted for in Other Activities. The financial data for 2004 and 2003 have been restated accordingly.

In 2005, we have partly redefined our Business Areas and indication areas due to the strategic realignment of our business portfolio in the framework of the FOCUS Initiative. The financial data for 2004 and 2003 have been restated accordingly.

Since January 1, 2005, we have applied the amendment to IAS 19 “Employee Benefits” entitled “Actuarial Gains and Losses, Group Plans and Disclosures” and have recognized actuarial gains and losses on defined benefit pension plans directly in equity. The financial data for 2004 and 2003 have been restated accordingly.

As of January 1, 2004, we changed the name of our former Asia/Middle East Region reporting segment to the Asia/Pacific Region and reallocated certain countries between this Region and the Europe Region. We have restated the segment financial data for 2003 to reflect these changes.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

RISK FACTORS

You should carefully consider the risks described below before deciding whether to invest in our American Depositary Receipts (ADRs). Additional risks not currently known to us or that we now consider immaterial may also harm our business, financial condition or results of operations and the value of your investment.

If any of these risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our ADRs could decline and you may lose all or part of your investment.

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

In the United States, the products marketed by the Group’s subsidiaries are subject to a variety of programs with respect to the reimbursement by federal, state and local government entities for drugs and related products purchased by individuals, who are eligible for certain governmental health benefits. For example, during 2006 new pricing requirements mandated by the Medicare Modernization Act of 2003 will come into effect. Upon implementation, the U.S. government or the private insurance companies, through which coverage will be offered, could demand discounts through their concentrated purchasing power which could come close to creating price controls on prescription drugs. These trends may adversely affect the Group’s revenues and results of operations. In addition, U.S. drug companies are periodically named as defendants in lawsuits brought by government entities and other groups regarding the pricing of their products for the purpose of government reimbursement.

Exchange rate fluctuations could affect our operating result and our ability to price our products competitively

Our operations are conducted by entities in many countries and, accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the Euro. As a result, fluctuations between the value of the Euro and other major currencies, in particular the U.S. dollar, the Japanese Yen and the British pound sterling, may affect our operating results. For example, the depreciation of the U.S. dollar against the Euro had a negative impact on the reported sales of our U.S. subsidiaries for inclusion in the Schering AG Group's Consolidated Financial Statements in 2003 and 2004. Moreover, some entities in our Group import and export goods and services in currencies other than their own functional currencies. The results of such entities could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge part of these exposures through financial instruments in the form of forward contracts and currency swaps and options. We cannot assure you that exchange rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

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

Resources devoted to research and development may not yield new products that achieve commercial success

Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and time-consuming and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot assure you that products which we are currently developing will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the product's sales.

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

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure you that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products stemming from research, that we will be able to maintain the confidentiality of information relating to such products.

We may be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expenses and to divert significant efforts of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. For example, generic drug maker Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. are seeking to market a generic version of Yasmin® prior to the expiration of the Group’s patent for this product. We are vigorously defending our patent and regulatory position. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. We cannot assure you that an adverse outcome of any dispute with respect to patents or other proprietary rights will not adversely affect our competitive position, financial condition or results of operations.

During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry of generic products into the market and a subsequent decline in market share and sales revenues. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. For example, the patent protection of our top-selling product, Betaferon® (Betaseron®), expires in 2007 in the United States and 2008 in a number of our key countries in Europe. Betaferon® is a biopharmaceutical. Due to the fact that biopharmaceuticals are defined by their production process, any change in the process can impact safety and efficacy of the product. Therefore, increased regulatory requirements exist for the approval of a generic product for a biopharmaceutical, including the requirement to conduct preclinical or clinical trials. These factors protect us to a certain degree from generic competition, however do not rule out that after patent expiry in key countries in Europe approval will be sought for a generic version of the product. In the U.S., no clear regulatory framework exists for the market authorization of generic versions of biopharmaceuticals, leading us to believe that the effect of the patent expiry on our business, financial condition or results of operations will be limited. Many of our fertility control products have no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

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

We depend on sales of key products

We derived approximately 38% of our net sales in 2005 from sales of four key products: Betaferon®, which is sold in the United States and Canada under the Betaseron® trademark (16% of net sales), Yasmin® (11%), Magnevist® (6%) and Ultravist® (5%). We believe that these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third party payors, product liability claims or other factors.

We may incur significant liabilities relating to the sale of our minority interest in Aventis CropScience

We may be subject to potential liabilities under the stock purchase agreement for the sale of our minority interest in Aventis CropScience for claims made by Bayer CropScience AG with respect to certain indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, social contributions and product liabilities. While arbitration proceedings and a number of other claims raised by Bayer CropScience AG in connection with the Aventis CropScience Stock Purchase Agreement were settled in December 2005, there are still several other claims pending from this agreement that might lead to damages. Our liabilities under these claims and other future claims may be significant.

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

Our industry is susceptible to product-related liabilities

Like all pharmaceutical companies, we face potential significant risk of loss related to the use of products we market in the United States and in other countries from actions such as lawsuits. We cannot assure you that we can avoid such claims. We also cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the three-year period ended December 31, 2005, has been derived from our Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 2002, has been derived from our Consolidated Financial Statements not included in this annual report.

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

Consolidated Income Statement Data
	Year ended December 31,
	2005	2005	2004(4)	2003(4)	2002(4)	2001(4)
	$(2)	€	€	€	€	€
	(in millions, except per share data)
IFRSs:
Net sales	6,286	5,308	4,907	4,828	5,023	4,842
Operating profit	1,099	928	768	696	744	670
Financial result	50	42	(9)	15	(23)	30
Profit before taxes	1,149	970	759	711	1,148	700
Income taxes	(410)	(346)	(252)	(259)	(277)	(271)
Profit for the period	739	624	507	452	871	429
Attributable to:
Net profit	733	619	504	449	869	419
Minority interest	6	5	3	3	2	10
Weighted average number of shares outstanding	189.99	189.99	191.21	194.41	197.30	198.00
Earnings per share (basic)/ADS	3.86	3.26	2.64	2.31	4.40	2.12
Earnings per share (diluted)/ADS	3.86	3.26	2.63	2.31	4.39	2.11
Dividends per share/ADS(1)	1.42	1.20	1.00	0.93	0.93	0.83
United States GAAP:
Net profit	696	588	471	489	848	403
Earnings per share (basic)/ADS	3.67	3.10	2.46	2.52	4.30	2.04
Earnings per share (diluted)/ADS	3.66	3.09	2.46	2.51	4.29	2.03

Consolidated Balance Sheet Data (at period end date)
	As of December 31,
	2005	2005	2004(4)	2003(4)	2002(4)	2001(4)
	$(2)	€	€	€	€	€
	(in millions, except per share data)
IFRSs:
Total assets	7,227	6,103	5,717	5,479	5,483	5,310
Cash, cash equivalents and marketable securities(3)	1,432	1,209	1,018	742	660	298
Non-current borrowings	270	228	199	36	38	45
Provisions for pensions and similar obligations	704	595	895	805	793	1,156
Equity before minority interest	3,866	3,265	2,816	2,767	2,798	2,489
Minority interest	22	18	17	16	15	15
Total equity(3)	3,888	3,283	2,833	2,783	2,813	2,504
United States GAAP:
Total shareholders' equity	3,936	3,324	2,870	2,831	2,800	2,464

(1) The dividend with respect to 2005 is subject to approval at the Annual General Meeting to be held on April 19, 2006.
(2) The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of $1.1842 to €1.00, the noon buying rate for the euro in the City of New York as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005.
(3) The 2001 to 2003 figures were restated to give effect to the changes in the presentation of Financial statements (IAS 1) and in the accounting for employee share purchase plans (IFRS 2).
(4) Previous year’s figures adjusted in accordance to the amendment “Acturial Gains and Losses, Group Plans and Disclosures” to IAS 19.

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

The noon buying rate for the Euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on January 31, 2006, was $1.2158 per €1.00.

The following table sets forth the average noon buying rate for the Euro for each of the previous five years:

Year	Average(1) (U.S.dollar per €1.00)

2001	0.8909
2002	0.9496
2003	1.1360
2004	1.2478
2005	1.2400
(1) Average of the noon buying rates on the last day of each month during the year.

The following table sets forth the high and low noon buying rate for the Euro for each of the previous six months:

	High	Low
2005	(U.S. dollar per €1.00)

August	1.2434	1.2147
September	1.2538	1.2011
October	1.2148	1.1914
November	1.2067	1.1667
December	1.2012	1.1699

2006
January	1.2287	1.1980

For a more complete discussion of exchange rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "– Risk Factors", "Item 5 – Operating and Financial Review and Prospects" and "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

DIVIDENDS

Schering AG has paid the following cash dividends in respect of its ordinary shares for the periods indicated. Euro amounts with respect to dividends are translated by the ADR depositary into U.S. dollars on the date of payment April 27, 2001 ($0.8895 per €1.00); April 15, 2002 ($0.8789 per €1.00); April 11, 2003 ($1.0692 per €1.00); April 19, 2004 ($1.2004 per €1.00) and April 15, 2005 ($1.2788 per €1.00). The translation of the proposed 2005 dividend amount into U.S. dollars was performed using the noon buying rate for the Euro on December 30, 2005 ($1.1842 per €1.00).

	Year ended December 31,
	2005(1)		2004		2003		2002		2001
	€	$	€	$	€	$	€	$	€	$
Total dividend	1.20	1.42	1.00	1.35	0.93	1.12	0.93	0.99	0.83	0.74
(1) The dividend with respect to 2005 is subject to approval at the Annual General Meeting to be held on April 19, 2006.

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

Our research and development efforts are primarily concentrated on the commercialization of novel technologies for unmet medical needs in our four core business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. During 2005 and 2004, our research and development expenditures totaled €982m (19% of our total net sales) and €918m (19% of our total net sales), respectively.

As a global pharmaceutical company with extensive worldwide operations, we manage our business on a geographic basis. Our pharmaceutical business consists of five geographic reporting segments: Europe, the United States, Japan, Latin America/Canada and Asia/Pacific. Other Activities (mainly our dermatology business and pharmaceutical chemicals business) are managed on a worldwide basis and are therefore presented separately.

For the year ending December 31, 2005, we achieved net sales of €5,308m, operating profit of €928m, and net profit of €619m.

The Group comprises over 150 subsidiaries worldwide with a workforce of over 24,000 employees at the end of December 2005.

Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AG's principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (+49 30) 468-1111.

STRATEGY

We are committed to invest in healthcare and medical progress. In our selected fields of expertise, we are a recognized leader. We aim at solving unmet medical needs and continuously improving existing therapies and technologies.

It is our foremost goal to care for our customers, both patients and healthcare specialists, and to enable them to make the best choices for their individual needs. Our products provide measurable medical and health-economic benefits.

Our strategy has two main components:

  We intend to leverage and foster our scientific and marketing capabilities in those business fields where we have leading market positions, such as Female Contraception, Diagnostic Imaging and Multiple Sclerosis.

We will also focus on specialized areas with unmet medical needs, through employing our specialized research and development as well as marketing capabilities.

Gynecology & Andrology

In Gynecology & Andrology, which has been our primary contributor to sales and profitability in recent years, we aim to continue to achieve growth.

Our broad product portfolio and life-cycle-management program in Female Contraception should enable us to strengthen our global market leadership. One key contributor to growth is Yasmin®.

In addition to Yasmin®, Mirena® is also expected to contribute to our growth in this field. Further marketing efforts will be made to exploit the potential of Mirena® on a global level. We are also pursuing further innovations in Gynecology & Andrology, such as non-hormonal contraception.

We also plan to intensify our efforts to expand the business field of Gynecological Therapy, including indications such as endometriosis, fibroids as well as the treatment of vasomotor symptoms. We believe that this field has the potential to become a major element of Schering AG’s womens’ health business.

In Andrology, we are building on our success in the male hypogonadism field. With Nebido® and Testogel®, we have excellent preparations and are market leaders in Europe. We also have ongoing research efforts in the area of male fertility control.

Diagnostic Imaging

We are one of the leading global players in diagnostic imaging. We intend to expand our established business in the fields of computer tomography (CT) and magnetic resonance imaging (MRI) through excellent customer contacts and by expanding into molecular imgaging.

We believe that future growth in our Diagnostic Imaging business area will be driven by our market position in MRI contrast agents, further emphasis on the CT segment, and the automated injection systems developed and marketed by our subsidiary Medrad, Inc. To sustain growth, we will encourage our customers to also use our new MRI product range of Gadovist®, Primovist® and the innovative vascular imaging agent, Vasovist®. This should contribute to the promotion of market segmentation in specific diagnostic indications. Furthermore, we will continuously strive for innovations such as new application systems and pre-filled cartridge technologies to support product differentiation in the market place.

Our Diagnostic Imaging business will endeavor to contribute to profitability by improving the efficiency and effectiveness of its operations, and will invest in innovations in fields such as molecular imaging, optical imaging and other new technologies.

Specialized Therapeutics

The treatment of multiple sclerosis (MS) represents the core of the Specialized Therapeutics business area, and we intend to continue our long-term commitment in this field.

We expect that Betaferon® will continue to represent a major part of our Specialized Therapeutics business through our existing Betaferon® life-cycle-management program and major efforts to further improve operational excellence in the market place.

We are developing innovative follow-up compounds in the MS field. For example, ongoing clinical studies with Campath® in MS are promising and, if completed successfully, could provide a new treatment option. We are also actively investigating in-licensing opportunities to complement our own product pipeline.

Supported by our expertise in immunology and anti-inflammatory research and development, we are focusing on selected technologies in therapeutic areas such as Crohn’s disease and Parkinson’s disease. These efforts may likewise be complemented by in-licensed technologies.

Oncology

We intend to compete in the oncology field, which is expected to be one of the fastest growing therapeutic areas over the next decade, by our Oncology research expertise and competitive project pipeline.

We believe that our solid tumor pipeline and the recently in-licensed TOCOSOL® Paclitaxel, a promising drug for breast cancer and other major solid tumors, will serve as the foundation for our long term growth in the oncology field.

In addition, we are committed to expanding our hematology business by exploiting our innovative products, Campath® and Zevalin®, as well as developing new indications for these products.

We are investing significantly to successfully develop and market our Oncology pipeline.

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

PRODUCTS

We focus our activities on the following four business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics, and Oncology.

In addition to net sales of products from our four core business areas, we generate net sales from certain other sources comprised of our dermatology business, which operates under the name Intendis GmbH, as well as third party businesses (sales cooperations and toll manufacturing principally of pharmaceutical chemicals for third parties) and curtailments of sales (granted bonuses, sales discounts and cash discounts). These net sales are referred to as net sales from "Other Sources" in this annual report.

Gynecology & Andrology

In the Gynecology & Andrology business area, we concentrate on the following key indication areas: Female Contraception, including oral and non-oral contraceptives, Menopause Management, Gynecological Therapy, and Andrology.

Female contraception

Oral contraceptives

Yasmin® contains the novel progestin drospirenone, developed by Schering AG. Yasmin® was first introduced on the market in Germany in 2000 and is currently available in over 90 countries across the globe. To date, more than 150 million monthly cycle packs of Yasmin® have been used worldwide.

Yasminelle®, a lower (20 micrograms) ethinylestradiol dose version of Yasmin®, has been approved in the Netherlands, its reference member state for the European approval process. European-wide approval is expected in the first half of 2006. Yasminelle® is expected to be launched in major European countries in the second half of 2006.

Non-oral contraceptives

Mirena®, our progestin-based intrauterine system (IUS), remains effective for five years. Mirena® was first launched in Europe in 1990 and is now also available in the United States, Asia and Latin America. More than 7 million women, including a growing number of first-time contraception users, have opted for Mirena®.

Menopause Management

Schering AG offers innovative treatment options for menopausal symptoms. In 2005, we received U.S. approval for our new continuous combined hormone therapy preparation, Angeliq®. Angeliq® was first launched in Europe in 2004 and the U.S. roll-out is planned for 2006. Furthermore, in large recently completed Phase III clinical studies, Angeliq® has been proven to be effective in the reduction of blood pressure.

The Food and Drug Administration (FDA) also recently approved the combined hormone therapy patch, Climara Pro®, for the prevention of postmenopausal osteoporosis in the U.S. Climara Pro® is the only combination once-a-week patch approved for the prevention of postmenopausal osteoporosis and the relief of moderate to severe vasomotor symptoms associated with menopause.

Andrology

Our andrology activities are focused on two main areas: treatment of testosterone deficiency (hypergonadism in men) and the development of reliable, reversible methods of male contraception.

Testosterone therapy

Nebido® is a testosterone preparation for sustained therapy for men with testosterone deficiency which is generally injected every three months. This is an important benefit to patients as conventional preparations have to be injected about twenty times a year. Nebido® is also able to restore physiological testosterone levels. Nebido® was launched in Europe in 2004.

We also market Testogel®, a convenient transdermal gel testosterone preparation in Europe. Testogel® is approved for the treatment of testosterone deficiency and was first launched in Europe in 2003.

Diagnostic Imaging

In the Diagnostic Imaging business area, we focus on the following key indication areas: Magnetic resonance imaging (MRI), X-ray and application technologies for contrast agents.

Magnetic resonance imaging

Our leading MRI contrast medium, Magnevist®, is an extracellular MRI contrast medium for cranial, spinal and body applications for patients of all age groups. The product was the first MRI contrast medium marketed. So far, Magnevist® has been used more than 60 million times.

Gadovist® 1.0 is a highly concentrated MRI contrast medium, which is marketed specifically for MRI of the brain and the spinal cord. Because of its high concentration, Gadovist® 1.0 enables better detection and classification of, for example, the blood flow in tumors. Gadovist® is also approved for vascular examinations. The product was first marketed in 1999 in Europe and has been launched in numerous other countries.

Liver-specific imaging

Primovist® is an organ-specific MRI contrast medium to detect and characterize lesions of the liver, including liver tumors, metastases and other malignant, as well as benign lesions. Because of its structural properties, Primovist® is taken up specifically by liver cells (hepatocytes) and therefore has a contrast-enhancing effect on liver tissue. In this way, pathological changes in the liver are easily detected. In 2004, Primovist® was approved in Europe and submitted for registration in Japan.

Resovist® is another organ-specific MRI contrast medium for examining the liver. It is suitable for detecting even smaller lesions of the liver, for example, in tests before a surgical operation. It is used for early diagnosis in patients with suspected liver tumors or metastases. It is marketed in Europe and Japan.

Vascular imaging

Our novel gadolinium-based product, Vasovist® (formerly MS-325), is the first in a new class of blood-pool contrast agents for magnetic resonance angiography (MRA). In October 2005, it was approved by the European Commission in all 25 member states of the EU, indicated for visualization of abdominal and limb vessels in patients with known or suspected vascular disease such as stenosis and aneurysms. Vasovist® has been co-developed with EPIX Pharmaceuticals, Inc. Schering AG has the global marketing rights for the product. In the U.S., EPIX received an approvable letter from the U.S. Food and Drug Administration (FDA) for Vasovist® in November 2005.

X-ray contrast media

Ultravist® and Iopamiron® are approved for all common X-ray examinations, including CT. They are used extensively, for example, in the diagnosis of liver diseases, strokes and cardiac diseases and in diagnosing cancer using CT. At present, Ultravist® is applied over ten million times a year. We market Iopamiron® under a license of Bracco, S.p.A., mainly in Japan, France and Latin America.

Application technologies for contrast agents

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our subsidiary, Medrad, Inc.

Medrad’s innovations in the field of magnetic resonance imaging include the injection system Spectris Solaris®, which facilitates precise application of the contrast agent, as well as infusion pumps for continuous drug administration even in the strong magnetic field of MRI scanner. In the area of CT, Medrad offers the Stellant® system, a dual injection system for the application of CT contrast agents. The latest product development from Medrad is a special fluid management system, Avanta™, for injecting contrast agents and saline solution, which are used in cardiac catheter examinations.

Radiopharmaceuticals

In the context of the Group’s focusing on its core competencies, the Executive Board of Schering AG decided in December 2005 to divest its present radiopharmaceuticals business, and to focus on promising innovative diagnostic fields of MRI, CT, Optical as well as Molecular Imaging. On February 22, 2006, Schering AG signed an agreement regarding the transfer of its radiopharmaceuticals business to a Belgian consortium. The closing of the transaction is expected within the first half of 2006.

Specialized Therapeutics

Multiple sclerosis

Multiple sclerosis (MS) is a chronic inflammatory and progressive disease of the central nervous system which affects about 1.5 million persons worldwide. Occurring in episodes, the disease begins to take its course when the components of the human immune system lose their balance. Recurrent attacks of MS described as relapses are the attacks when symptoms break out anew or the condition becomes exacerbated in general. The description of relapsing-remitting MS includes the most prevalent type, which progresses in relapsing episodes after periods of remittance, and some elements of the secondary progressive form of MS.

Betaferon® (marketed in the U.S. under the trademark Betaseron®) has been approved for a broad spectrum of MS indications and was a pioneer in treatment of MS: it was the first beta-interferon approved in the U.S. and Europe and it is the only medication for the treatment of MS in Japan. In the U.S., Europe and Japan, Betaferon® has been approved for all relapsing forms of MS.

In our 16-year long-term follow-up study, we have investigated the efficacy and safety of Betaferon® treatment. Preliminary results published in 2005 showed that patients treated with Betaferon® for 16 years display better clinical course in regard to disability progression than patients treated for shorter periods or not at all.

In September 2005, we announced the results of the BENEFIT study (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment). In this trial, Schering AG investigated the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. The results indicated that early treatment with Betaferon® could reduce the risk of developing clinically definite.

In the framework of our BEYOND program (Betaferon® Efficacy Yielding Outcomes of a New Dose), we are testing a new, substantially stronger Betaferon® dosage at 500 mcg per injection (BEYOND dose). 2,200 patients are participating in the study, making BEYOND the largest controlled clinical study ever in multiple sclerosis research. In another arm of the study, we are investigating the effectiveness of Betaferon® compared to the daily dose of 20 mg glatiramer acetate given to patients with relapsing-remitting MS.

Oncology

In the Oncology business area, we focus on the following key indication areas: Hematology and Solid Tumors.

Hematological oncology

Schering AG’s comprehensive product portfolio provides therapeutic approaches for the targeted treatment of different forms of leukemia and lymphoma, thereby improving patients’ quality of life, disease-free time and chances of survival.

Due to high response rates and a significant proportion of remissions, Fludara® has been established as a standard treatment for patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Fludara® was launched in the United States in 1991 and in Europe in 1994. It is also marketed in all major Latin American markets and Japan.

Campath® (trade name outside the U.S.: MabCampath®) is the first antibody approved for the treatment of patients with CLL. It is the only approved medication for patients who have been previously treated with alkylating agents and have failed Fludara® therapy. Campath® is the first and only CLL treatment in Europe to include survival data in the product label. The product has been launched in the United States and Europe. We have the worldwide marketing rights for Campath® under a distribution and development agreement with Genzyme Corporation.

Zevalin® is approved in Europe for the treatment of adult patients with rituximab relapsed or refractory follicular non-Hodgkin’s Lymphoma (NHL). NHL is a malignant tumor affecting the lymphatic system. In February 2002, the U.S. Food and Drug Administration (FDA) approved Zevalin® for the follicular, B-cell low-grade NHL patients no longer responding to rituximab. In January 2004, we received approval to launch Zevalin® in the European Union. It is the first radioimmunotherapy approved in the United States and Europe. In the U.S., our partner Biogen Idec, Inc. retains the marketing rights for this product.

Leukine® (sargramostim) is an innate immunity activator. It is the only colony-stimulating factor approved in the U.S. for use following induction chemotherapy in older adults with acute myelogenous leukemia (AML). The aim of the treatment is to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections. Leukine® was first approved in 1991.

Solid tumors

Bonefos® is a bisphosphonate used for the treatment of hypercalcemia and osteolysis due to malignancies in breast cancer and multiple myeloma. The product is available as an oral and intravenous formulation. Bonefos® is marketed in over 70 countries in Europe, the Middle East, Latin America and Asia. In January 2005, Schering AG received an approvable letter for Bonefos® from the FDA in the indication as an adjuvant treatment for the reduction of the occurrence of bone metastases in stage II/III breast cancer patients in conjunction with other standard therapy. However, the FDA has requested additional data from a large study, the results of which are expected in 2008.

RESEARCH AND DEVELOPMENT

Overview

Our research and development activities are focused on selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel approaches resulting in the development of:

gynecological and andrological products;
therapy options for various types of cancer;
therapy of selected disabling diseases;
sensitive and highly specific diagnostics;
regenerative medicine.

In our drug and target discovery efforts, we are committed to the application of cutting edge technologies, including cell therapy, gene therapy, gene discovery, functional genetics and pharmacogenomics, functional target validation, state-of-the-art combinatorial chemistry and high throughput screening methods, as well as recombinant antibody technologies. As target validation is an essential step in the drug discovery process, technologies for in vitro and in vivo validation of targets were established in 2005.

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

The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner	Objective
ARTEMIS Pharmaceuticals GmbH	In vivo validation of targets
Asahi Kasei Corporation	Treatment of chronic stable angina pectoris
Astex Technology, Ltd.	Discovery of novel drugs principally focusing on drugs targeting solid tumors
Besins International	Testosterone gel for treatment of male hypogonadism (Testogel®)
Biogen Idec, Inc.	Radioimmunotherapy in hematological oncology (radiolabeled mAB)
Cenix BioScience GmbH	In vitro validation of targets
Chiron Corporation	Dosage and application of beta interferon
EPIX Medical, Inc.	MRI contrast media
ETH Zürich	Innovative approaches for diagnostic imaging
Genzyme Corporation	Immunotherapy in hematological oncology (mAB)
Monash University	New targets for gender health
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
3M Company	Hormone therapy patches for menopausal women
Neurosciences Victoria Ltd.	Treatment of neurodegenerative disorders
NexMed, Inc.	Topical alprostadil for male erectile dysfunction
Novartis Pharma AG	Joint development of angiogenesis inhibitors (therapy of solid tumors)
Peregrine Pharmaceuticals, Inc.	Selective cancer diagnostics (vascular targeting agents)
Philogen S.r.l.	Diagnosis and therapy of solid tumors
Praecis Pharmaceuticals, Inc.	Gonadotropin releasing hormone (GnRH) antagonist for prostate cancer
Sonus Pharmaceuticals, Inc.	TOCOSOL® Paclitaxel for the treatment of metastatic breast cancer
TAP Pharmaceutical Products, Inc.	Asoprisnil for the treatment of fibroids
The Population Council	Synthetic androgen for treatment of hypogonadism
Titan Pharmaceuticals, Inc.	Development of injectable cells producing dopamine for treatment of Parkinson's disease
Vertex Pharmaceutical (Europe) Ltd.	Development of small molecules for the treatment of neurodegenerative diseases

Research and development efforts

Expenditures on research and development increased by 7% to €982m in 2005 from €918m in 2004. In 2004, expenditures on research and development decreased by 7% to €918m compared to €923m in 2003.

In 2005, €801m (82%) of our R&D expenses can be directly attributed to specific projects, and can be allocated by Business Area as follows: Gynecology & Andrology (22%); Diagnostic Imaging (15%); Specialized Therapeutics (26%); Oncology (25%). R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management and indirect costs incurred in order to comply with regulations for registration. The following table sets forth, by Business Area, the research and development expense allocable to projects for fiscal years 2005, 2004 and 2003:

Research and development expense allocable to projects by Business Area*:	2005	2004	2003
	(€million)
Gynecology & Andrology	175	170	163
Diagnostic Imaging	122	125	135
Specialized Therapeutics	209	185	204
Oncology	197	145	151
Other research projects	98	120	121
Total	801	745	774
* Since January 1, 2005, we have realigned our research and development resources. The figures for 2003 and 2004 have been adjusted accordingly.

Gynecology & Andrology

In Gynecology, we have set highest quality standards with products for Female Contraception, Menopause Management and the therapy of gynecological diseases. We are maximizing our drospirenone franchise as well as introducing estradiol to Female Contraception. We will also broaden the choices in alternative application forms, for example, by providing an innovative contraceptive patch. In Menopause Management, we aim at widening the choice of preparations to even better meet women’s individual needs. We are building the Angeliq® product family. In Gynecological Therapy, we are developing innovative treatment options for uterine fibroids and endometriosis.

Our expertise in the field of andrology is used in a program that focuses on improved preparations for the treatment of male hypogonadism (impaired function of the testes). We are also investigating methods of male contraception.

The following table lists selected products from the Gynecology & Andrology business area currently under development by the Group, their composition and current development status:

Product/project	Composition/Indication	Status
Gynecology
Oral contraceptives
E2/DNG OC	Natural estradiol/dienogest	Phase III
E2/LNG pill	Estrogen/progestin	Phase III
YAZ®	Ethinylestradiol/drospirenone	U.S.: submitted
YAZ® extended regimen	Ethinylestradiol/drospirenone	Phase III
Non-oral contraceptives
FC-Patch	Ethinylestradiol/gestodene	EU: submitted
LCS	Levonorgestrel intrauterine system (IUS)	Phase II
Gynecological therapy
Asoprisnil	Treatment of myomas	Phase III
CCR1	Treatment of endometriosis	Phase II
Visanne® (formerly Endometrion®)	Therapy of endometriosis Dienogest (oral)	Phase III
Andrology
Hormonal male contraception	Progestin/androgen	Phase II

The following description provides further information regarding selected pharmaceutical product development candidates:

Female Contraception

Oral contraceptives

YAZ® is expected to join our drospirenone product family in 2006. YAZ has a low estrogen content of only 20 micrograms of ethinylestradiol. The particular benefit of this product lies in its dose regimen: users take tablets containing the active ingredient for 24 days, and only leave out four instead of the usual seven days between cycles. YAZ® is expected to be effective in reducing the symptoms of premenstrual dysphoric disorder (PMDD), a particularly severe form of premenstrual syndrome (PMS), due to drospirenone's properties and the new dose regimen. YAZ® is currently submitted for registration in the U.S. In January 2006, our U.S. affiliate received an approvable letter from the FDA indicating that the PMDD application for YAZ® is approvable pending their review of recently submitted data and their satisfactory conclusion on its content. The FDA has not requested additional clinical studies.

E2/DNG OC. We are in Phase III clinical trials evaluating a new oral contraceptive with a novel regimen based on natural estrogen and the progestin dienogest. This pill is expected to demonstrate efficacy in the treatment of prolonged, frequent and excessive bleeding.

Non-oral contraceptives

Our new contraceptive patch (FC-Patch) will offer women contraception with the reliability of the pill in an innovative transdermal system. The patch combines a low dose of hormone with an excellent cycle control. It is simple to use and has to be changed only once a week. The FC-Patch has been submitted for registration in Europe.

Gynecological therapy

Uterine fibroids (myoma, leiomyoma) are benign tumors of the uterine muscle (myometrium). Fibroids are the most common pelvic tumors in women. The etiology of the condition is not fully understood, although data strongly suggest that progesterone helps fibroids to grow.

Asoprisnil is a selective progesterone receptor modulator that reduced fibroids size and abated symptoms in clinical trials. Due to endometrial changes, Schering AG’s development partner, TAP Pharmaceutical Products, Inc., is in discussion with the FDA regarding future plans for asoprisnil.

Endometriosis is a prevalent disease in which endometrial-like tissue located outside the uterus, typically in the lower abdomen, induces a chronic, inflammatory reaction. This condition is predominantly found in women of reproductive age, from all ethnic and social groups. Due to its pharmacological properties, our synthetic progestin dienogest preparation, Visanne® (formerly Endometrion®), is the first oral treatment option in endometriosis for long term use that provides pain relief and lesion reduction without a negative effect on bone. Visanne® is currently in Phase III development.

Andrology

Male contraception

Schering AG is carrying out fundamental research into the development of hormonal and non-hormonal contraception for men in cooperation with scientific institutions throughout the world. We are currently focusing our developmental work on hormonal methods of contraception for men.

Diagnostic Imaging

Our current research and development projects are directed towards disease-specific and functional imaging products for MRI, CT, optical and molecular imaging. Furthermore, we work with original equipment manufacturers (OEMs) to combine the development of medical equipment and contrast agents, and to explore the potential of new imaging techniques.

The following table lists selected diagnostic products currently under development, their indications or area of use and current status:

Product	Indication/description	Status
Gadovist®	MRI contrast agent for the detection and characterization of brain lesions	Phase II
Magnevist®	Magnetic resonance imaging contrast agent; - for magnetic resonance angiography - for the detection of viable myocardial tissue	Phase III Phase II
SHU 555 C	MRI contrast agent/cardiovascular	Phase III

The following description provides further information regarding selected pharmaceutical product development areas:

Molecular imaging

Molecular imaging comprises diagnostic procedures that will allow the detection of precursors of disease on a cellular and molecular level before clinical manifestations have occurred. Such procedures are expected to provide not only an earlier but also more accurate detection of tumors and central nervous system disorders.

In the field of molecular imaging, Schering AG is pursuing promising approaches with innovative specifically binding substances, in order to develop target-specific tracers that allow visualization of biological processes on a molecular level. In oncology, target-specific molecules that target proteins associated with angiogenesis of solid tumors are expected to improve diagnostic accuracy. In the central nervous system, target-specific molecules may provide early and specific diagnosis of neurodegenerative diseases.

Optical imaging

Optical imaging uses laser light to illuminate tissue of the breast. By combining lasers with optical dyes, tumors can be targeted. This innovative imaging modality is expected to improve diagnosis of breast cancer. We have formed a cooperation with Royal Philips Electronics in this field. As part of our collaboration, both companies will have the option to expand the cooperation to cover other imaging technologies and contrast agents, where synergies between the partners are expected.

Specialized Therapeutics

Our research and development activities in the Specialized Therapeutics business area focus on multiple sclerosis, Crohn’s and Parkinson’s disease.

The following table lists selected products from the Specialized Therapeutics business area currently under development by the Group, their composition and current development status:

Product/project	Indication/description	Status
Multiple sclerosis
Alemtuzumab	Multiple sclerosis	Phase II
Betaferon® 500 mcg	Multiple sclerosis	Phase III
Central nervous system
Spheramine®	Advanced stages of Parkinson’s disease	Phase II
Cardiovascular system
Betaferon®	Viral cardiomyopathy	Phase II
Crohn’s disease
Sargramostim	Crohn’s disease	Phase III

The following description provides further information regarding selected pharmaceutical product development candidates:

Multiple sclerosis

Alemtuzumab, which is currently on the market for the treatment of chronic lymphocytic leukemia under the tradename Campath®, is being investigated as a new approach in MS treatment. At present, the project is in a Phase II trial. An interim analysis in September 2005 demonstrated a significant positive treatment effect with alemtuzumab. Due to serious adverse events in the trial, we are working on measures to ensure the safety of patients participating in the study.

Central nervous system

Parkinson’s disease

Parkinson’s disease is one of the most common chronic neurodegenerative diseases. It is estimated that about 1 million people in the U.S. and 1.4 million people in Europe suffer from this disease. Spheramine® is a cell-based product which consists of human retinal pigment cells attached to microcarriers. Transferred into the brain of the patient, it is believed that these cells produce dopamine, the neurotransmitter which is lacking in Parkinson’s disease patients, on a continuous basis. In an initial trial including four years observational data, all six patients studied showed long-lasting improvement of their Parkinsonian symptoms averaging almost 50 percent. On the basis of these results, a Phase II clinical trial is currently being carried out in the U.S., in cooperation with Titan Pharmaceuticals, Inc.

Crohn’s disease

Crohn's disease is an inflammatory bowel disease of the gastrointestinal tract which takes an episodic chronic course. We are developing sargramostim, which is marketed today in the U.S. as the adjuvant therapy, Leukine®, in various oncology indications. This product will provide a completely novel approach in treating Crohn's disease patients by enhancing the number and function of cells of the innate immune system. Sargramostim may address a primary defect of Crohn’s disease by helping to improve immune cell function within the intestinal barrier, unlike other therapies that broadly suppress immune response and inflammatory symptoms.

Phase III clinical trials are currently underway as part of N.O.V.E.L.™ (New Opportunities to Verify Evolving Logic in Crohn’s disease), our comprehensive, worldwide clinical trials program for the ongoing development of sargramostim as a potential new treatment for Crohn’s disease.

Oncology

Our research and development efforts in the Oncology business area are focused on solid tumors. The following table lists selected products from the Oncology business area currently under development by the Group, their composition and current development status:

Product/project	Indication/description	Status
Solid tumors
Bonefos®(clodronate)	Reduction of occurence of bone metastases in early stage breast cancer	Phase III
TOCOSOL® Paclitaxel	Metastatic breast cancer	Phase III
PTK/ZK (VEGF-RTK-I)	Metastatic colorectal cancer	Phase III
PTK/ZK	Glioblastoma, NSCLC	Phase II
ZK-EPO (microtubulin stabilizer)	Prostate, ovarian, breast cancer, NSCLC, SCLC	Phase II
MS-275 (histone deacetylase inhibitor)	Melanoma, prostate cancer	Phase II

The following description provides further information regarding selected pharmaceutical product development candidates:

Solid tumors

We recently licensed the worldwide exclusive rights to TOCOSOL® Paclitaxel from Sonus Pharmaceuticals, Inc. TOCOSOL® Paclitaxel (paclitaxel injectable emulsion) is a novel formulation of unmodified paclitaxel that uses α-tocopherol (vitamin E) as a delivery vehicle. This novel taxane product is being developed for a large, growing market. TOCOSOL® Paclitaxel is currently in a multinational Phase III pivotal clinical study for the potential treatment of metastatic breast cancer. This trial is being conducted in 150 centers in 17 countries and has started enrollment. In the U.S., Schering AG and Sonus Pharmaceuticals, Inc. are jointly developing TOCOSOL® Paclitaxel.

PTK/ZK is a novel, oral angiogenesis inhibitor designed to block the tumor blood vessels, slowing tumor growth and metastatic spread. PTK/ZK targets all known VEGF receptors (VEGFR 1-3), inhibiting the activity of all known vascular endothelial growth factors (VEGF A-D).

PTK/ZK is in development in solid tumor indications in combination with chemotherapy and as monotherapy. A broad clinical development program has shown promising data in the treatment of various types of solid tumors. Two multinational Phase III trials (CONFIRM-1 and CONFIRM-2) were initiated to evaluate the safety and efficacy of PTK/ZK in combination with chemotherapy in patients with metastatic colorectal cancer receiving first-line and second-line treatment, respectively. Although early analyses have indicated that both trials have not met their predefined primary endpoints, a clinically meaningful increase in progression-free survival for a subgroup of patients with high serum lactate dehydrogenase (LDH) levels was observed and this finding was consistent in both CONFIRM-1 and -2. In light of this finding, Schering AG and Novartis AG are reviewing the regulatory filing strategy, clinical development strategy and respective timelines. Final overall survival results of CONFIRM-1 and -2 are expected in the second half of 2006. PTK/ZK is being co-developed by Schering AG and Novartis AG and shall be co-promoted by both companies for all oncology indications in Europe, North America and Japan.

ZK-EPO is a novel, fully synthetic analog of epothilone B. It is designed to improve efficacy and safety compared to the chemotherapies currently available. ZK-EPO, a highly potent microtubule stabilizer that accumulates preferentially in the nucleus of cells, is the only fully synthetic epothilone in clinical development. Data from the first Phase I trial demonstrate that ZK-EPO exhibits a favorable safety profile. Anti-tumor activity in several patients with solid tumors, including objective responses, was also observed. A Phase II clinical trial program has currently started and will examine the activity of ZK-EPO in patients with various solid tumors, including several major cancer entities.

Research and development centers

The Group operates seven research and development centers in Europe, the United States and Japan. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location	Research and development areas
Berlin, Germany	Diagnostic Imaging
Gynecology & Andrology
Specialized Therapeutics (neuro-degenerative diseases)
Oncology
dermatology (inflammatory skin disorders, including eczema and psoriasis)
Jena, Germany	Gynecology & Andrology
Turku, Finland	Gynecology & Andrology (new modes of application)
Richmond, California	Oncology, Neurology/Immunology (including MS) and dermatology
Seattle, Washington	Oncology, Crohn’s disease
Indianola, Pennsylvania	Medical devices for diagnostic applications (including vascular injection systems)
Kobe, Japan	Oncology, regenerative medicine

GROUP ORGANIZATION

Business Areas

We have four business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics, and Oncology. These Business Areas coordinate the development of our product portfolio and generally have the following objectives:

establish overall portfolio strategy;
establish targets and direction of in-house research;
sponsor and guide pre-clinical drug development activities;
actively develop products through clinical Phases I, II and III;
monitor the product approval process in Europe, the United States and Japan;
outline the strategy for the introduction of the product in the market;
stay abreast of new trends in medical research, molecular biology and biopharmacy in order to identify potential new areas for development or potential products for acquisition;
develop an international network of opinion leaders in the medical field to assist in the development of new products.

Group segments

The Group's businesses are comprised of five geographic segments. Other Activities are managed on a worldwide basis and are therefore presented separately. Other Activities mainly included our pharmaceutical chemicals business and our global dermatology business which is operated by a separate legal entity, Intendis GmbH.

Schering AG Group
Europe Region	United States Region	Japan Region	Latin America/ Canada Region	Asia/ Pacific Region	Other Activities

See Note 31 to our Consolidated Financial Statements included elsewhere in this annual report setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 2005, 2004 and 2003. See "Item 5 – Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for 2005, 2004 and 2003.

The following table sets forth the net sales for each of the Group's five geographic segments and Other Activities for the three years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003
	(€million)
Net sales by segment:
Europe Region	2,456	2,349	2,251
United States Region	1,391	1,225	1,194
Japan Region	434	439	486
Latin America/Canada Region	464	389	361
Asia/Pacific Region	249	225	204
Other Activities*	314	280	332
Total	5,308	4,907	4,828

*Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

Europe Region

Overview

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union and all other countries in continental Europe, including Russia and Turkey. It also includes the countries of the Caucasus and Central Asia as well as the countries of the Middle East and the Indian subcontinent, and the whole African continent. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international and Justesa Imagen Group. The headquarters of the Europe Region are located in Berlin, Germany.

The Europe Region accounted for approximately 46% of the Group's net sales in 2005. As of December 31, 2005, the Europe Region had 6,961 employees.

Products

The following table sets forth our top-selling products in 2005 and in 2004 in the Europe Region. These products represented 60% of the total net sales for the Europe Region in 2005 (57% in 2004).

	Net sales 2005 (€million)	Percentage change from 2004	Net sales 2004 (€million)	Percentage change from 2003
1. Betaferon®	445	13	393	1
2. Yasmin®	224	31	171	47
3. Ultravist®	149	2	146	0
4. Mirena®	128	7	119	12
5. Magnevist®	105	5	100	5
Total	1,051		929

Capital expenditures

Capital expenditures in Europe were €171m in 2003, €134m in 2004 and €122m in 2005. We spent these expenditures mainly in the areas of production facilities and distribution facilities and to modernize information technology. Capital expenditures are expected to total €146m in 2006 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

United States Region

Overview

The geographic segment referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex, Inc., as well as injection systems and disposable products through our subsidiary Medrad, Inc. As discussed under "Patents and Other Intellectual Property", we generally are not permitted to market healthcare products in the United States Region under the Schering name.

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

Berlex, Inc. consists of Berlex Laboratories and Berlex Pharmaceuticals with locations in Wayne and Montville, New Jersey, Richmond, California, as well as Seattle and Bothell, Washington. Berlex Laboratories is committed to marketing products from the business areas of Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology in the United States. Additionally, Berlex Pharmaceuticals centralizes various U.S. operations, which provide services to Schering AG with respect to aspects of Schering AG’s global business including areas such as Oncology and Specialized Therapeutics, Global Patents and Corporate Business Development.

Medrad, Inc. focuses on innovative products for diagnostic imaging and specializes in vascular injection systems for contrast media. Medrad is a market leader in the development, manufacturing and sale of injectors, syringes and disposable products in this area. Medrad, with headquarters in Indianola, Pennsylvania, has developed an international market presence. We acquired Medrad in 1995.

The United States Region accounted for approximately 26% of the Group's net sales in 2005. As of December 31, 2005, the United States Region had 3,890 employees.

Products

During 2005, approximately 61% of our net sales in the United States Region were generated from sales of products from the Specialized Therapeutics and Diagnostic Imaging business areas. Sales of products from the Gynecology & Andrology business area generated 31% of net sales and sales from the Oncology business area 8% in this Region. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of Female Contraception, Contrast Media, Specialized Therapeutics and Oncology.

The following table sets forth our top-selling pharmaceutical products in 2005 and in 2004 in the United States Region. These products represented 63% of the total net sales for this segment in 2005 (61% in 2004).

	Net sales 2005 (€million)	Percentage change from 2004	Net sales 2004 (€million)	Percentage change from 2003
1. Betaseron®	299	6	284	(1)
2. Yasmin®	282	34	211	39
3. Magnevist®	151	13	133	1
4. Mirena®	91	44	63	39
5. Leukine®	59	(5)	61	(4)
Total	882		752

Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of €328m in 2005.

Capital expenditures

Capital expenditures in the United States were €36m in 2003, €56m in 2004 and €68m in 2005. Capital expenditures are expected to total €71m in 2006.

In addition to information technology and research equipment purchases, capital projects currently in progress include the construction of a biotechnology production facility for Leukine® in the Seattle, Washington area. Expenditures for Medrad include an investment for a new office building in Marshall Township, Pennsylvania.

Japan Region

Overview

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan including the business generated by our Japanese subsidiary as well as direct sales by Schering AG to Japanese pharmaceutical companies. The headquarters of the Japan Region are located in Osaka.

The Japan Region accounted for approximately 8% of the Group's net sales in 2005. As of December 31, 2005, the Japan Region had 1,235 employees.

Products

The following table sets forth our top-selling products in 2005 and in 2004 in the Japan Region. These products represented 73% of the total net sales for this segment in 2005 (72% in 2004).

	Net sales 2005 (€million)	Percentage change from 2004	Net sales 2004 (€million)	Percentage change from 2003
1. Iopamiron®	207	1	206	(9)
2. Magnevist®	48	(2)	49	(10)
3. Betaferon®	31	11	28	11
4. Aspenon®	21	(1)	21	(3)
5. Isovist®	11	1	11	(8)
Total	318		315

Capital expenditures

Capital expenditures in Japan were €5m in 2003, €8m in 2004 and €4m in 2005. Capital expenditures are expected to total €8m in 2006.

Latin America/Canada Region

Overview

The geographic segment referred to in this annual report as the Latin America/Canada Region, comprises the countries of Latin America, the Caribbean and Canada. The headquarters of the Latin America/Canada Region are located in Mexico City, Mexico, and manage the activities of 15 subsidiaries in the major countries of this Region.

The Latin America/Canada Region accounted for approximately 9% of the Group's net sales in 2005. As of December 31, 2005, the Latin America/Canada Region had 2,386 employees.

Products

The following table sets forth our top-selling products in 2005 and in 2004 in the Latin America/Canada Region. These products represented 52% of the total net sales for this segment in 2005 (49% in 2004).

	Net sales 2005 (€million)	Percentage change from 2004	Net sales 2004 (€million)	Percentage change from 2003
1. Yasmin®	65	69	38	135
2. Betaferon®	63	22	51	13
3. Diane®	49	14	43	(1)
4. Microgynon®	42	11	38	3
5. Mesigyna®	24	12	21	25
Total	243		191

Capital expenditures

Capital expenditures for the Latin America/Canada Region were €14m in 2003, €9m in 2004 and €10m in 2005. Capital expenditures are expected to total €12m in 2006.

Expenditures were spent mainly in the areas of production facilities and distribution facilities and modernization of information technology.

Asia/Pacific Region

Overview

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the countries of South East Asia and East Asia (with the exception of Japan), and Australia and New Zealand. The headquarters of the Asia/Pacific Region are located in Singapore. They manage the operations of our subsidiaries in Australia, China, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, South Korea, Taiwan and Thailand, as well as our branch offices and distributors in all the other major countries of this Region. The Asia/Pacific Region also operates production facilities in South Korea, China and Indonesia.

The Asia/Pacific Region accounted for approximately 5% of the Group's net sales in 2005. As of December 31, 2005, the Asia/Pacific Region had 1,618 employees.

Products

The following table sets forth our top selling products in 2005 and in 2004 in the Asia/Pacific Region. These products represented 61% of the total net sales for this segment in 2005 (60% in 2004).

	Net sales 2005 (€million)	Percentage change from 2004	Net sales 2004 (€million)	Percentage change from 2003
1. Ultravist®	66	19	55	9
2. Betaferon®	29	11	26	5
3. Diane®	25	3	24	5
4. Microgynon®	16	(4)	17	6
5. Magnevist®	15	13	13	6
Total	151		135

Capital expenditures

Capital expenditures for the Asia/Pacific Region were €5m in 2003, €5m in 2004 and €4m in 2005. Capital expenditures are expected to total €4m in 2006.

Other Activities

Other Activities comprises those activities that are not sufficiently significant to qualify as individual segments. Other Activities primarily consists of our dermatology business, operated by Intendis GmbH, as well as our pharmaceutical chemicals business with other pharmaceutical companies. Other Activities accounted for approximately 6% of the Group's net sales in 2005.

In the framework of our FOCUS Initiative, we created a separate legal entity for our dermatology business called Intendis GmbH. Intendis focuses on delivering high quality topical and systemic medicines, targeted to treat skin disorders. The headquarters are located in Berlin, Germany.

Pharmaceutical chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharmaceutical chemicals engages in the sale to third parties of intermediates and active pharmaceutical substances produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. The pharmaceutical chemicals marketed include estrogens, progestins, androgens, corticosteroids and intermediates. Sales to customers in Europe and the United States accounted for approximately 54% and 43%, respectively, of pharmaceutical chemicals' net sales during 2005.

Marketing and distribution

Our primary sales markets are the United States, Germany, Japan, Italy, France, Spain, the UK, Brazil, Australia and Mexico. These ten countries accounted for more than 70% of the Group’s net sales in 2005.

In all major markets, we are represented by local subsidiaries which have their own sales force and marketing organization. These receive support from regional headquarters in Berlin (Europe Region), Mexico (Latin America/Canada Region), and Singapore (Asia/Pacific Region).

In the U.S., we market pharmaceutical products through our U.S. subsidiary Berlex, Inc., as well as injection systems and disposable products through our subsidiary Medrad, Inc. We are not permitted to market healthcare products in the United States Region under the Schering name.

The distribution of our products is supplemented by scientific seminars, advertising in medical and other journals, Customer Relationship Management tools such as call centers, service hotlines for our customers, and marketing tools such as the internet. In the U.S. and Canada, direct-to-consumer campaigns are further measures used by us to increase awareness in the market.

We generally distribute our products through wholesalers, pharmacies, hospitals or directly to our target groups (general practitioners and medical specialists). In the U.S., we have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers. In the Middle Eastern countries, we are, for the most part, represented by agents who import and distribute our products through their organizations. In certain countries of the Asia/Pacific Region, we distribute our products through an exclusive distributor.

We actively seek, where appropriate, to supplement the efforts of our sales force through co-promotion arrangements and co-marketing arrangements. We have a co-marketing agreement with Wyeth, Inc., for the oral contraceptive substance gestodene for the Europe Region (except South Africa). We also have several co-promotion agreements for specific countries, such as iloprost in Italy.

Procurement and Production

Procurement

We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We aim to secure strategic materials through medium- and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

The Group's European facilities produce a substantial portion of the active substances used for the production of our products in the Europe, United States, Japan, Latin America/Canada, and Asia/Pacific Regions. In addition, a number of the active pharmaceutical substances of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties under long-term contracts.

On February 24, 2006, Schering AG exercised its right under its Betaseron® supply agreement with Chiron Corporation to purchase from Chiron all the items of property used by Chiron in the manufacture of Betaseron® products for Schering AG. Upon completion of the purchase, the terms of which have not yet been fixed, Schering AG will control the supply of Betaseron® in the United States thus ending its supply relationship with Chiron.

Production

We produce active pharmaceutical substances at three locations in three countries: our primary facility in Bergkamen, Germany, and two smaller facilities in Spain and Mexico.

In addition to these chemical production operations, we presently operate 19 principal production facilities in 14 countries for the formulation and packaging of pharmaceutical and biotechnological products. We believe that our current and projected future manufacturing and production facilities have and will have capacities adequate for our current and projected needs. As part of our MORE program (Manufacturing and Organizational Restructuring for higher Efficiency), we aim to reduce the number of our worldwide pharmaceutical production sites to 12.

The pharmaceutical products we market in the United States Region are generally manufactured by the Group's European facilities or under various manufacturing agreements with third parties.

Medrad develops and manufactures its products at its facilities in Indianola and Pittsburgh, Pennsylvania. Most of the products that we distribute in Japan are manufactured by the Group's European facilities. We produce and distribute Iopamiron®, our top selling product in the Japan Region, under a license from Bracco S.p.A.

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

Location (4)	Size (square meters)(1)	Principal uses
Europe Region:
Berlin-Wedding, Germany	184,000	Production, research and development and offices
Berlin-Charlottenburg, Germany(2)(3)	32,800	Production
Bergkamen, Germany	958,000	Production and offices
Weimar, Germany	63,800	Production and warehousing
Madrid, Spain	13,000	Production and offices
Alcalá de Henares, Spain	30,000	Production and offices
Milan, Italy	39,000	Production and offices
Turku, Finland(2)	155,000	Production and research and development and offices
United States Region:
Wayne, New Jersey(3)	24,000	Production, development, warehousing and offices
Indianola, Pennsylvania(3)	38,600	Production, research and development, warehousing and offices
Pittsburgh, Pennsylvania(3)	14,400	Production, warehousing and offices
Seattle, Washington(2)(3)	3,100	Production and offices
Bothell, Washington(2)(3)	7,900	Production, warehouse, process development and offices
South Snohomish County, Washington	65,000	Property (construction of production facility)
Japan Region:
Osaka City, Japan	26,000	Production, development, warehousing and offices
Latin America/Canada Region:
Bogotá, Colombia	9,300	Production, warehousing and offices
Orizaba, Mexico
São Paulo, Brazil	10,700	Production, warehousing and offices
Buenos Aires, Argentina	10,200	Production, warehousing and offices
Asia/Pacific Region:
Ansung, South Korea	17,000	Production
Jakarta, Indonesia	19,000	Production, warehousing and offices
Guangzhou, China	20,000	Production

(1) This measure corresponds to the size of the land, if not indicated otherwise.
(2) Subject to a lease.
(3) Floor space/office space.
(4) This table does not include sites which are part of divestitures expected to be completed within the first half of 2006.

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

The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

	Expiration date
Product	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008	2008	2008	2008	2007	2003**
Yasmin®
Formulation	2020***	2020***	2020***	2020***	2020***	2020*/***
Magnevist®
Product	—	—	2007	—	2011	—
Formulation	2007	2007	2007	2007	2009	2007
Method of use	—	—	—	—	2013	—
Ultravist®
Product	—	—	2009	—	—	—
Mirena®
Device (Inserter)	2015	2015	2015	2015	2015	—
Process	2013	2013	2013	2013	2013	2013
Femovan®
Process	2006	2006	2006	2006	—	2006
Campath®
Product	2009	2009	2009	2009	2015	2009
Leukine®
Product	2006	2006	2006	2006	2012	2006
* Patent pending ** Appeal against rejection of patent term extension pending *** Composition comprising micronized drospirenone together with eythinylestradiol

We monitor the patent applications and related activities of our competitors and other third parties. In cases where we believe that patents granted do not meet the standards of patentability and such patents may potentially have an adverse impact on our current or future business, we oppose the grant of such patents in countries where such opposition is feasible, particularly through oppositions in the European Patent Office, and nullity proceedings in front of various national courts. Similarly, third parties may commence proceedings to oppose or nullify the grant of patents to the Group. These proceedings may result in the revocation of any of our existing or future patents.

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

The submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the above-mentioned criteria for the registration of therapeutic and diagnostic products are similar in all countries, the formal structure of the necessary documentation for registration and the attitude of the regulatory authorities to the review of such documents vary significantly from country to country. It is possible that a pharmaceutical product can be registered and marketed in one country and that the registration authority in a neighboring country prior to registration will request additional documents from the pharmaceutical company or even reject the product. The registration process takes between six months and several years depending on the nature of the product, the quality of the data produced, the country-specific legislation and the registration authority. Innovative products of particular therapeutic interest (e.g., treatment of life threatening or disabling diseases) may be processed on an accelerated basis in many countries. The FDA, the Japanese Ministry of Health, Labor and Welfare (Koseirodosho) and the EU authorities have successfully shortened review times and adhere to preset timelines thereby approaching approval times in the range of 12 months. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. Once a new compound has been identified in the laboratory as a potential candidate drug through a screening process, it undergoes broad pre-clinical testing. During pre-clinical testing, test tube and animal studies are conducted to show biological activity of the compound against the targeted disease, and on (other) body systems to evaluate the whole efficacy and safety range. To begin clinical trials (i.e., tests of the drug in humans) in the United States, an investigational new drug application (IND) is filed with the FDA; the IND becomes effective, if the FDA does not disapprove it within 30 days. In other countries, there are varying but similar requirements before beginning clinical trials. Clinical testing is usually done in three Phases which can be followed by Phase IV after approval. The size and the duration of clinical trials depend very much on the targeted disease. Following the completion of all three Phases of clinical trials, all of the data is analyzed and a new drug application (NDA) for drugs or a biologic license application (BLA) for biologics is filed with the FDA (or its equivalent in other countries), if the data successfully demonstrates safety and efficacy. In the United States, the FDA is required to review and make a recommendation for approval of new drugs within 12 months. For drugs designated as "priority" drugs, the review time is six months.

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

ORGANIZATIONAL STRUCTURE

Schering AG is the parent company of the Schering AG Group. The Group is comprised of over 150 subsidiaries worldwide.

The following table sets forth, by geographic segment, as of December 31, 2005, the name, jurisdiction of incorporation, and direct or indirect ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Schering Oy	Finland	100.0
CIS bio international S.A.*	France	100.0
Schering S.A.S.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	Netherlands	100.0
Schering Austria Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0

United States Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Berlin Inc.	United States	100.0
Berlex, Inc.	United States	100.0
Medrad, Inc.	United States	100.0

Japan Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Nihon Schering K.K.	Japan	100.0

Latin America/Canada Region:
Company	Jurisdiction	Percentage of ownership and voting interest

Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Colombia	100.0
Schering Mexicana S.A.	Mexico	100.0
Berlex Canada, Inc.	Canada	100.0

Asia/Pacific Region:
Company	Jurisdiction	Percentage of ownership and voting interest
Schering Pharmaceutical Ltd.	China	100.0
P.T. Schering Indonesia	Indonesia	100.0
Schering (Korea) Ltd.	South Korea	100.0
Schering Taiwan Ltd.	Taiwan	100.0
Schering (Bangkok) Ltd.	Thailand	100.0
Schering Pty. Ltd.	Australia	100.0

Other Activities:
Company	Jurisdiction	Percentage of ownership and voting interest
Intendis GmbH	Germany	100.0
Intendis Dermatologie GmbH	Germany	100.0
Intendis Manufacturing S.p.A.	Italy	100.0
Intendis S.p.A.	Italy	100.0
Intendis Inc.	USA	100.0
Intendis K.K.	Japan	100.0
*On February 22, 2006, an agreement was signed to transfer Schering AG's radiopharmaceuticals business to a Belgian consortium. Closing of the transaction is expected within the first half of 2006.

 ENVIRONMENTAL AND SAFETY MATTERS

High standards for quality, environmental protection and safety are critical success factors for Schering AG. The Company’s policy in this area is characterized by stability and continuity. We adhere to the concept of Sustainable Development that meets the needs of today's generation while also preserving natural resources, so that future generations will have the same quality of life and development opportunities. Therefore our goal is to recognize today the economic, ecological, and social requirements of tomorrow. In this way, we intend to lay the foundations for a competitive future business.

The Integrated Management System (IMS) is designed to ensure the implementation of and compliance with our own high standards – critical success factors for Schering AG. The Group-wide IMS describes all relevant requirements resulting from internal quality, environmental protection and safety standards. It takes into account not only international standards such as ISO 9001 (for quality) and ISO 14001 (for environmental protection), but also national differences and site-specific issues. The IMS also covers the statutory requirements for drug safety and international Good Manufacturing Practice.

To guarantee these high standards in our production facilities worldwide, we perform regular audits on quality, environmental protection and safety. This systematic, documented review of the management systems in our organizational units enforces compliance with internal and statutory requirements for quality, environmental protection and safety.

At certain sites we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations. In some cases, this liability is shared with other parties who are likewise responsible for the contamination, or their legal successors. Given our long history as a manufacturing enterprise, there may be other sites where we will be obliged to take over part or all of the clean up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our operating profit, our liquidity, or the Group's overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2006 and subsequent years.

In 2005, our operating and maintenance costs in the field of environmental protection and safety totaled €65m (2004: €74m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €5m (2004: €4m).

We estimate that our annual operating and maintenance costs for safety and environmental measures will stay between €65m and €70m for each of the years 2006 through 2010. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €4m and €10m annually over the same period.

Item 4.A. Unresolved Staff Comments

None.

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

Segment reporting

The segment information reported in Note 31 to our Consolidated Financial Statements is presented in accordance with IAS 14 (revised). As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities are managed on a worldwide basis and are therefore presented separately. Other Activities mainly include our pharmaceuticals chemicals business and our global dermatology business.

As described in Note 31 to our Consolidated Financial Statements, since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Segment financial data of our dermatology business, which in the past was reported as part of the business of our five geographic segments, is now accounted for in Other Activities. The financial data for 2004 and 2003 have been restated accordingly.

In 2005, we have partly redefined our Business Areas and indication areas due to the strategic realignment of our business portfolio in the framework of the FOCUS Initiative. The financial data for 2004 and 2003 have been restated accordingly.

Since January 1, 2005, we have applied the amendment to IAS 19 “Employee Benefits” entitled “Actuarial Gains and Losses, Group Plans and Disclosures” and have recognized actuarial gains and losses on defined benefit pension plans directly in equity. The financial data for 2004 and 2003 have been restated accordingly.

As of January 1, 2004, we changed the name of our former Asia/Middle East Region reporting segment to the Asia/Pacific Region and reallocated certain countries between this Region and the Europe Region. We have restated the segment financial data for 2003 to reflect these changes.

EXECUTIVE SUMMARY

The following table informs about our perspective on business transactions which had a material effect (positive +; negative –) on the Operating profit, Financial result and Income taxes in 2005 compared to 2004:

Business transaction	Effect
1. Operating profit: (2005: €928m; 2004: €768m)
• Strong growth of high-margin products Yasmin® and Mirena® in 2005.	+
• Double-digit sales growth in the United States Region.	+
• Cost alignment measures and headcount reduction particularly in production and the production-related areas of engineering and administration.	+
• One-time expense in 2004 due to the redesign of pension plans in Japan.	+
• Reversal of provisions relating to the sale of our interest in Aventis CropScience in 2002.	+
• Reduced legislatively mandated rebates of 6% (2004: 16%) on sales of products refunding by public health insurance in Germany.	+
• Strengthening of U.S. dollar and other currencies against the Euro.	+
• One-time income in 2004 due to reversal of provisions relating to the sale of the Industrial Chemicals and Natural Substances division in 1992.	–
• Expenses related to the planned divestment of our radiopharmaceuticals business.	–
• Increased expenses for restructuring relating to the FOCUS Initiative.	–

2. Financial result (2005: €42m; 2004: €(9)m)
• Non-recurring gain of €43m in 2005 from the sale of our 25% interest in medac GmbH.	+
3. Income taxes (2005: €(346); 2004: €(252)m)
• Tax expenses of €7m in 2005 compared to tax income of €21m in 2004 relating to prior periods, especially resulting from the reversal of a provision in 2004 after completion of a tax audit at a subsidiary.	–

RESULTS OF OPERATIONS

Overview

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 2005, 2004 and 2003. As discussed in Note 31 to our Consolidated Financial Statements:

  Segment performance is an internal financial reporting measurement utilized by our management. Transfers from our centralized production facilities are charged to segments at standard production cost. Research and development expenses are not included in segment performance because research and development activities are managed on a worldwide basis.

To determine segment result for a segment, we subtract an allocation of research and development expenses and production overhead and production variances from segment performance.
To determine total operating profit for the Group, we subtract certain items (such as costs of corporate functions and other operating income and expenses) from the total segment result.

	Year ended December 31,
	2005			2004(1)(2)			2003(1)(2)
	€	% of segment total	Percentage change from 2004	€	% of segment total	Percentage change from 2003	€	% of segment total
	(in million, except percentages)
Net Sales:
Europe Region(4)	2,456	46	5	2,349	48	4	2,251	47
United States Region	1.391	26	14	1,225	25	3	1,194	25
Japan Region	434	8	(1)	439	9	(10)	486	10
Latin America/Canada Region	464	9	19	389	8	8	361	7
Asia/Pacific Region(4)	249	5	11	225	5	10	204	4
Other Activities	314	6	12	280	5	(16)	332	7
Total net sales	5,308	100	8	4,907	100	2	4,828	100
Segment performance:
Europe Region(4)	1,192	52	6	1,129	55	11	1,021	52
United States Region	564	25	17	481	23	14	423	22
Japan Region	164	7	31	125	6	(37)	198	10
Latin America/Canada Region	176	8	13	156	8	13	138	7
Asia/Pacific Region(4)	102	4	13	90	4	11	81	4
Other Activities	87	4	18	74	4	(20)	92	5
Total segment performance	2,285	100	11	2,055	100	5	1,953	100
production overhead/variances	(264)		8	(244)		(7)	(262)
Research and development	(982)		7	(918)		(1)	(923)
Special items(3)	(54)		-	-		-	-
Segment result	985		10	893		16	768
Segment result:
Europe Region(4)	539	55	(4)	564	63	17	484	63
United States Region	211	21	26	168	19	28	131	17
Japan Region	69	7	77	39	4	(55)	87	11
Latin America/Canada Region	93	9	16	80	9	90	42	6
Asia/Pacific Region(4)	35	4	0	35	4	46	24	3
Other Activities	38	4	443	7	1	–	0	0
Total segment result	985	100	10	893	100	16	768	100
Other	(57)	–	(54)	(125)	–	74	(72)	–
Total operating profit	928	–	21	768	–	10	696	–

(1) Previous years’ figures adjusted due to a shift in responsibility regarding our foreign production sites and in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(2)Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Segment financial data of our dermatology business, which in the past was reported as part of the business of our five geographic segments, is now accounted for in Other Activities. The financial data for 2004 and 2003 have been restated accordingly.
(3)The expenses related to the initiated disposal of our radiopharmaceuticals business are presented as special items.
(4) As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures in our segment reporting have been adjusted accordingly.

The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
		2005			2004*			2003*
	€	Percentage of net sales	Percentage change from 2004	€	Percentage of net sales	Percentage change from 2003	€	Percentage of net sales
	(in million, except percentages)
Net sales by Business Area:
Gynecology & Andrology	1,979	37	12	1,766	36	9	1,618	33
Diagnostic Imaging	1,404	27	7	1,308	27	0	1,312	27
Specialized Therapeutics	1,179	22	5	1,126	23	1	1,115	23
Oncology	429	8	2	420	9	(7)	449	10
Other sources	317	6	10	287	5	(14)	334	7
Total	5,308	100	8	4,907	100	2	4,828	100

* In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous years’ figures have been adjusted accordingly.

 2005 Compared to 2004

Group

Consolidated Income Statements	2005		2004*
	€	% of net sales	€	% of net sales
	(in million, except percentages)
Net sales	5,308	100	4,907	100
Cost of sales	(1,256)	24	(1,206)	25
Gross profit	4,052	76	3,701	75
Marketing and selling costs	(1,687)	32	(1,544)	31
Engineering and administration costs	(522)	10	(522)	11
Research and development costs	(982)	19	(918)	19
Other operating income	432	–	362	–
Other operating expenses	(365)	–	(311)	–
Operating profit	928	17	768	16
Financial result	42		(9)
Profit before taxes	970	18	759	15
Income taxes	(346)	7	(252)	5
Profit for the period	624	12	507	10
Attributable to:
Net profit	619	12	504	10
Minority interest	5		3

* Previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.The following table sets forth our top-selling products during 2005. These products represented approximately 57% of the total net sales for the Group in 2005:

Top-selling products	Net sales	Percentage change from 2004
	(€million)	total	currency adjusted
1. Betaferon® (Betaseron®) (Specialized Therapeutics)	867	11	10
2. Yasmin® (Gynecology & Andrology)	586	36	34
3. Magnevist® (Diagnostic Imaging)	328	8	7
4. Ultravist® (Diagnostic Imaging)	248	5	3
5. Mirena® (Gynecology & Andrology)	243	22	21
6. Iopamiron® (Diagnostic Imaging)	242	1	2
7. Diane® (Gynecology & Andrology)	172	(8)	(12)
8. Microgynon® (Levlen®) (Gynecology & Andrology)	133	4	0
9. Meliane® (Gynecology & Andrology)	124	3	0
10. Fludara® (Oncology)	105	2	0
Total	3,048	12	10

Net sales

The following table sets forth our net sales by geographic segment during 2005 and 2004, the total change in net sales for each of the geographic segments and the Group reported in the Consolidated Financial Statements and an allocation of such changes among volume/price effects, currency effects and structure effects (effects from acquisitions and divestitures of businesses and products). In the accompanying discussion of net sales of the Group and by geographic segment, in addition to providing net sales figures reported in Euro in accordance with IFRSs, we sometimes provide net sales figures for a region, country, business area or product in local currencies or on an organic basis. This disclosure is provided in order to assist investors in making comparisons from period to period and to understand underlying trends in our net sales that may not be apparent.

Net sales by Region	€		Percentage change from 2005				% of net sales
	2005	2004**	total	volume/price	currency	structure*	2005	2004**
	(in million, except percentages)
Europe Region	2,456	2,349	5	5	1	(1)	46	48
United States Region	1,391	1,225	14	13	1	0	26	25
Japan Region	434	439	(1)	1	(2)	0	8	9
Latin America/Canada Region	464	389	19	9	10	0	9	8
Asia/Pacific Region	249	225	11	7	5	(1)	5	5
Other Activities	314	280	12	7	2	3	6	5
Total	5,308	4,907	8	7	1	0	100	100

*
Effects from acquisitions and divestitures.
**
Segment financial data of our dermatology business, which in the past was reported as part of the business of our five geographic segments, is now accounted for in Other Activities. The financial data for 2004 have been restated accordingly.

Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and services taxes are excluded from net sales.

In 2005, net sales of the Schering AG Group increased by 8% to €5,308m, mainly due to increased sales volumes. The appreciation of the U.S. dollar against the Euro positively affected net sales by 1%, leading to a currency adjusted increase of 7%.

Net sales in the Gynecology & Andrology business area rose by 12% to €1,979m (+10% currency adjusted), based on the strong growth of our Female Contraception business of 14% (+12% currency adjusted). The main sales driver was the oral contraceptive,Yasmin®. With total net sales of €586m (+34% currency adjusted, total +36%), Yasmin® is the top-selling oral contraceptive worldwide, with a global market share of approximately 13%. In addition, Mirena® recorded an increase in net sales of 22% (currency adjusted +21%). Our Menopause Management business recorded flat sales (–1% currency adjusted; total +1%) with positive price effects (+1%) offsetting a decline in volumes (–2%).

Net sales in the Diagnostic Imaging business area rose by 7% both on a total and currency adjusted basis in 2005. As a result, net sales amounted to €1,404m. Net sales of contrast agents for MRI rose by 9% (+8% currency adjusted). This increase was primarily due to an encouraging rise in net sales of Magnevist® (+7% currency adjusted; total: +8%). Net sales of X-ray contrast media rose slightly by 2% (currency adjusted +1%) as a result of negative price trends (–2%), which were offset by higher sales volumes (+3%). Net sales of our application technologies for contrast agents, marketed by our U.S. subsidiary Medrad, Inc., rose by 20% currency adjusted (total +21%) in 2005. Since our application technologies business is managed centrally from the United States, we allocate global net sales by the Medrad Group to the United States Region.

The Specialized Therapeutics business area recorded organic growth of 7%. After adjustment for positive currency effects (+1%) and negative structure effects (–3%), net sales rose by 5% to €1,179m. The structure effect was related to the divestiture of non-core products at our German subsidiary, Jenapharm GmbH & Co. KG in 2004. The increase in net sales of our Specialized Therapeutics business area was due to higher net sales of Betaferon® in all major markets, amounting to €867m (+10% currency adjusted, total +11%).

Our Oncology business area recorded organic growth of 2%; this amounted to a total increase of 2% to €429m. This growth was mainly based on an increase in net sales of Campath® (+8% currency adjusted; total +9%), which is marketed outside the U.S. as MabCampath®, and Bonefos® (+10% currency adjusted; total +13%). Net sales of Fludara® remained on the previous year’s level, despite facing competition from generic products.

Other Sources mainly comprises our dermatology business operated by our subsidiary Intendis. Net sales of this business increased by 11% (currency adjusted +9%) to €223m. The main growth drivers were Skinoren® (+35% total, +33% currency adjusted) and Advantan® (+16% total,+14% currency adjusted). In the United States alone, net sales of Finacea® (the U.S. trade name for Skinoren®) increased by 46%.

Gross profit

Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold including expenses relating to unutilized capacity (see also Note 4 to our Consolidated Financial Statements) and the purchased cost of goods for resale.

Gross profit increased by 9% to €4,052m in 2005. The gross margin improved by 0.9 percentage points to 76.3%. This increase was partly due to effects from an improved product mix, as the share of higher-margin products has increased compared to the previous year. Furthermore, the gross margin benefited from an improved cost structure. In contrast, currency fluctuations had a slightly negative effect on gross margin.

Operating profit

Operating profit represents gross profit after marketing and selling costs, engineering and administration costs, research and development costs, and other operating income and expenses.

Marketing and selling costs amounted to €1,687m, which corresponds to an increase of 9% and is in line with the 8% increase in net sales. Engineering and administration costs remained flat at €522m. Research and development costs increased by 7% to €982m and, as a percentage of net sales, were slightly below the previous year’s level (18.5% compared to 18.7% in 2004).

Operating profit was affected by several one-time effects. These include a charge of €54m relating to the initiated disposal of our global radiopharmaceuticals business. Furthermore, we recognized expenses related to our FOCUS Initiative of €59m in 2005. This compares to €41m in 2004 and is also higher than originally forecasted, as we are progressing well with our activities to reduce the number of production sites and have reached results that were originally expected in 2006.

On the other hand, other operating income includes an amount of €88m from the reversal of provisions after we reached a settlement on claims in relation to the sale of Aventis CropScience in 2002.

Overall, net other operating income and expenses increased by €16m to €67m.

In total, the operating profit was €928m, 21% up on the previous year’s figure. Thus, the operating margin increased by 1.8 percentage points to 17.5%.

Financial result

Financial result represents result from investments, interest result and other financial result.

The financial result increased by €51m to €42m compared with 2004. This was mainly due to a gain of €43m from the sale of our 25% interest in the German company medac GmbH.

Income taxes

Income taxes increased to €346m compared to €252m in 2004. This relates to an effective tax rate of 35.7% compared to 33.2% in 2004. However, the tax rates of both periods are distorted by certain effects. Taking into account the income from the settlement of claims related to the sale of our investment in Aventis CropScience (€88m), and expenses related to the initiated disposal of our radiopharmaceuticals business (€54m) as well as prior-period taxes and an additional tax effect arising from these one-time effects (in total: €9m), the adjusted tax rate of the Group remained unchanged at 36.0% in 2005, compared to the tax rate in 2004 after adjustment for prior-period taxes of €21m.

Net profit

Net profit increased by 23% to €619m in 2005. Earnings per share rose to €3.26, which is also an increase of 23% against the previous year’s figure.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities are presented in Note 31 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union and all other countries in continental Europe, including Russia and Turkey. It also includes the countries of the Caucasus and Central Asia as well as the countries of the Middle East and the Indian subcontinent, and the whole African continent. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international and Justesa Imagen Group. The headquarters of the Europe Region are located in Berlin, Germany. Germany, France and Italy were the three strongest sales markets in the Europe in the period under review, accounting for 47% of net sales generated in this segment in 2005.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2005 and 2004:

Net sales in the Europe Region by business area:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	1,072	1,001	7	44	43
Diagnostic Imaging	468	463	1	19	20
Specialized Therapeutics	657	635	3	27	27
Oncology	246	233	6	10	10
Other Sources	13	17	(24)	0	0
Total	2,456	2,349	5	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Europe Region increased in 2005 by 5% to €2,456m. The rise was due to positive volume effects (+4%) and slightly rising prices being partly offset by a negative divestiture effect (–1%) in Germany. In total, net sales in the Europe Region were impacted by increasing governmental price controls and intensified competition from generic products, especially in Germany and France.

Net sales increased in our major markets, with the exception of Great Britain. The business in Great Britain was negatively impacted by legislatively mandated price reductions. Strong growth was recorded in particular in the largest market of this Region, Germany (+4%; adjusted for structure effects: +9%). Approximately 5 percentage points of this increase resulted from the decrease in the legislatively mandated manufacturers’ rebate from 16% to 6% on reimbursable products. In Spain, we recorded an increase of net sales of 4% currency adjusted (total +4%). and Italy, net sales increased by 3% currency adjusted (total +3%).

In the Gynecology & Andrology business area, we achieved net sales growth of 7% both in total and after adjustment for currency effects. This was particularly based on increased volumes of key growth products: Yasmin® (currency adjusted +31%; total +31%), Valette® (currency adjusted +17%; total +17%) and Mirena® (currency adjusted +8%; total +8%). Yasmin® alone contributed €224m to the net sales of this Business Area. In contrast, net sales of Diane® declined in volume terms by 19% due to strong competition from generic products. In the Specialized Therapeutics business area, net sales of Betaferon® climbed overall by 13% to €445m. This solid increase of net sales of Betaferon® resulted from both greater sales volumes and positive price effects, especially in Germany (currency adjusted +31%; total +31%) and Spain (currency adjusted +10%; total +10%). Net sales in the Diagnostic Imaging business area increased by 1% after adjustment for currency effects. Higher sales volumes (+4%) more than offset lower prices (–3%). This was due above all to the improved sales of our two core products – Magnevist® and Ultravist® – which accounted for 54% of net sales in this business area. Net sales of Magnevist® grew by 5%, despite negative price effects (–4%). Lower prices for Ultravist® (–4%) were more than offset by higher sales volumes (+5%). After adjustment for currency effects, net sales of the Oncology business area increased by 5% (total +6%) due in particular to sales increases of Fludara® (+11%) as this product was increasingly used by physicians in combination with MabCampath® (+13%).

Segment performance/Segment result

Segment performance increased by 6% to €1,192m in 2005. This increase was stronger than the 5% increase in net sales, due to an improvement in gross profit, which was mainly based on the decrease of the legislatively mandated manufacturers’ rebates on reimbursable products in Germany, and an improved product mix. Segment performance also benefited from stable overhead costs.

After allocation of €475m of research and development costs, €136m of production overhead and production variances and €42m of one-off charges relating to the initiated disposal of our worldwide radiopharmaceuticals business, the segment result in 2005 was €539m, as compared to €564m in 2004. This decrease was mainly due to the one-off charges relating to the initiated disposal of our worldwide radiopharmaceuticals business.

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

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2005 and 2004:

Net sales for United States Region by sub-segment:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Berlex	1,063	954	11	76	78
Medrad	328	271	21	24	22
Total	1,391	1,225	14	100	100
* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2005 and 2004:

Net sales for United States Region by business area:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	437	356	23	31	29
Diagnostic Imaging	512	437	17	37	36
Specialized Therapeutics	328	314	4	24	26
Oncology	114	118	(3)	8	9
Total	1,391	1,225	14	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the United States Region increased in total by 14% in 2005 to €1,391m. The appreciation of the U.S. dollar against the Euro led to a positive currency effect of 1%. After adjustment for currency effects, net sales rose sharply (+13%), the highest regional increase. While prices increased by 4%, the rise was mainly due to a substantial increase in volumes (+9%).

Berlex accounted for €1,063m or 76% of total net sales in the United States Region in 2005, while Medrad contributed €328m, or 24%. After adjustment for currency effects, Medrad’s net sales rose by 20% (total +21%) in 2005 as compared to 2004, due to increased sales of CT injection systems (currency adjusted +26%, total +26%) and services (currency adjusted +20%, total +20%).

In the Gynecology & Andrology business area, key growth drivers included the Female Contraception products Yasmin® (+33% currency adjusted, total +34%) and Mirena® (+43% currency adjusted, total +44%). As a result of the increased demand, Yasmin® is the most successful branded oral contraceptive in the United States with a market share of 13% in 2005. In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 5% currency adjusted (total +6%). The Diagnostic Imaging business area recorded mainly sales volume driven increases in net sales of Magnevist® (+13% currency adjusted, total +13%) and Ultravist® (+8% currency adjusted, total +9%). The net sales in the Oncology business area declined by 4% currency adjusted (total –3%). Sales of Leukine® decreased (–6% currency adjusted, total – 5%) as price increases did not compensate the losses in sales volumes, while Campath® sales increased (+4% currency adjusted, total +5%).

Segment performance/Segment result

Segment performance improved by 17% to €564m in 2005, significantly stronger than the net sales increase. The gross margin improved due to an increased net sales share of products with higher margins – in particular Yasmin®. Costs of the operating functions increased relatively less than net sales in 2005, and consequently, costs of the operating functions declined as a percentage of net sales.

After allocation of €302m of research and development costs, €46m of production overhead/production variances and €5m of one-off charges relating to the initiated disposal of our worldwide radiopharmaceuticals business, segment result in 2005 increased by 26% to €211m in 2005, compared to €168m in 2004. This overall increase was primarily driven by the 17% improvement in segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expense as a percentage of net sales was above the average percentage for the Schering AG Group.

Japan Region

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiary as well as direct sales by Schering AG to Japanese pharmaceutical companies.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2005 and 2004:

Net sales for Japan Region by business area:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	24	26	(8)	6	6
Diagnostic Imaging	305	306	0	70	69
Specialized Therapeutics	89	91	(2)	20	21
Oncology	16	16	(6)	4	4
Total	434	439	(1)	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Japan Region declined by 1% in 2005 to €434m, while net sales in local currency rose by 1%. This was due to an increase in sales volumes (+2%), which was offset by negative price effects (–1%).

Net sales in the Diagnostic Imaging business area, which accounted for 70% of net sales in this Region in the year under review, recorded a marginal increase in net sales of 2% currency adjusted (total 0%). The main reason was a net sales increase of our key product in the Japan Region, Iopamiron® (+3% currency adjusted; total +1%). This X-ray contrast medium generated net sales of €207m, or 48% of total net sales for this Region. Net sales of Magnevist®, our second-strongest product in this Region, were flat (0% currency adjusted; total –2%). In the Specialized Therapeutics business area, in contrast, net sales of Betaferon®, our third-strongest product in this Region in 2005, continued to develop well, rising to €31m (+14% currency adjusted; total +11%).

Segment performance/Segment result

Segment performance rose by 31% to €164m in 2005. This increase, which was significantly higher than the 1% growth in net sales, was primarily due to a negative one-time effect in 2004 resulting from the change in pension plan obligations of our Japanese subsidiary. Marketing and administration costs also decreased in 2005.

After allocation of €75m of research and development costs, €13m of production overhead/production variances and €7m of one-off charges relating to the initiated disposal of our worldwide radiopharmaceuticals business, segment result in 2005 was €69m, compared to €39m in 2004. This increase is mainly due to the higher segment performance.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico, and Canada were our three strongest sales markets in the Latin American/Canada Region in the period under review. We generated 64% of net sales for the segment in these countries in 2005.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2005 and 2004:

Net sales for Latin America/Canada Region by business area:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	329	273	21	71	70
Diagnostic Imaging	32	29	11	7	7
Specialized Therapeutics	69	57	21	15	15
Oncology	28	23	21	6	6
Other sources	6	7	(17)	1	2
Total	464	389	19	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Latin America/Canada Region increased by 19% in 2005 to €464m. On a currency adjusted basis, net sales increased by 9%. This was due both to improved sales volumes (+4%) and positive price effects (+5%). We recorded an increase in net sales in this Region’s three largest markets: Brazil (+6% currency adjusted, total +30%), Mexico (+12% currency adjusted, total +17%) and Canada (+6% currency adjusted, total +15%).

We were able to boost net sales of Yasmin®, which has now been launched in almost all countries and is the top-selling product in this Region. Net sales of Yasmin® rose sharply (+53% currency adjusted, total +69%). We also recorded increases in net sales of Diane® (+2% currency adjusted, total +14%), while net sales of Microgynon® remained at last year’s level (0% currency adjusted, total +11%). In the Specialized Therapeutics business area, Betaferon®, our top-selling product in this Business Area, generated strong currency adjusted growth of 12% (total +22%). In the Diagnostic Imaging business area, net sales of Iopamiron® declined on a currency adjusted basis by 5% (total +5%) compared to 2004, primarily due to volume losses (–6%).

Segment performance/Segment result

Segment performance rose by 13% to €176m in 2005. Despite an improved gross margin, which was partly due to stonger sales of higher-margin products mainly in the area of Female Contraception, segment performance grew slower than net sales. This was particularly the result of a rise in the costs of the operating functions, as we have enhanced our marketing and sales activities in order to realize future growth potential in this Region.

After allocation of €62m of research and development costs and €21m of production overhead/production variances, segment result in 2005 was €93m, compared to €80m in 2004. This increase was mainly due to the increase in segment performance.

Asia/Pacific Region

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the countries of South East Asia and East Asia (with the exception of Japan), and Australia and New Zealand. The headquarters of the Asia/Pacific Region are located in Singapore. They manage the operations of our subsidiaries in Australia, China, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, South Korea, Taiwan and Thailand, as well as our branch offices and distributors in all the other major countries of this Region. The Asia/Pacific Region also operates production facilities in South Korea, China and Indonesia. In the period under review, Australia, South Korea and China were our three best performing markets in the Asia/Pacific Region, accounting for 73% of segment sales.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Pacific Region for the years ended December 31, 2005 and 2004:

Net sales for Asia/Pacific Region by business area:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	106	95	12	43	42
Diagnostic Imaging	87	73	18	35	33
Specialized Therapeutics	31	28	11	12	12
Oncology	25	29	(12)	10	13
Total	249	225	11	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Asia/Pacific Region rose by 11% in 2005 to €249m. This Region was also affected by positive currency effects (+5%), which impacted almost all Asian countries. Without adjusting for currency and structure effects, we recorded a rise in net sales (+7%), which was entirely due to volume increases. The divestiture of Schering (Nanjing) Ltd. in China in 2004 led to a negative structure effect of 1%. In Australia, the largest single market in the Region, where approximately one third of net sales are generated, net sales increased by 9% (currency adjusted: +5%). The countries with the strongest growth in net sales were Thailand (+23% currency adjusted, total +24%), and South Korea (+9% currency adjusted, total +23%).

We recorded a net sales increase of 19% (+11% currency adjusted) with Ultravist®, the main sales driver for this Region, which accounted for 27% of total net sales. In the Gynecology & Andrology business areas, net sales of Yasmin® increased by 58% from €9m in 2004 to €14m in 2005 (adjusted for currency effects +53%). In addition, in the field of Female Contraception, we were able to substantially improve net sales in local currencies of Diane® (+1%, total +3%). Mirena® increased by 23% currency adjusted (total +30%), primarily due to higher sales volumes. In the Specialized Therapeutics business area, net sales of Betaferon® rose by 6% in local currencies (total +11%) due to volume increases.

Segment performance/Segment result

In 2005, segment performance increased by 13% to €102m. Segment performance profited from a rise in the gross margin. In addition, overhead costs grew slower than net sales.

After allocation of €47m of research and development costs and €20m of production overhead/production variances, the segment result was €35m in 2005 compared to €35m in 2004. The €12m increase of segment performance was fully offset by the €10m increase of allocated research and development costs and the €2m increase of allocated production overhead/production variances.

Other Activities

Other Activies comprises those activities that are not sufficiently significant to qualify as individual segments. Other Activities primarily consists of our dermatology business operated by Intendis GmbH and our pharmaceutical chemicals business with other pharmaceutical companies.

The following table sets forth the net sales by sub-business, and net sales as a percentage of total net sales, for Other Activities for the years ended December 31, 2005 and 2004:

Net sales of Other Activities:	Year ended December 31,
	2005	2004*	Percentage change from 2004*	2005	2004*
	€			Percentage of net sales
	(in million, except percentages)
Intendis**	223	202	11	71	72
Pharmaceutical chemicals	59	58	2	19	21
Other	32	20	60	10	7
Total	314	280	12	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.
** Dermatology sales of non-Intendis subsidiaries included.

Net sales

Net sales of Other Activities rose by 12% (+7% adjusted for currency effects) in 2005 to €314m. This positive development was largely due to our dermatology business, now operating under the name of Intendis GmbH, for which net sales increased by 11% (+9% currency adjusted)to €223m.

Segment performance/Segment result

Segment performance rose by 18% to €87m in 2005. This increase was driven by the increase in net sales of our dermatology business, which generally shows higher margins as compared to our pharmaceutical chemicals business, sales of which remained stable in 2005.

After allocation of €16m of research and development costs, the segment result relating to the dermatology business in 2005 was €26m as compared to €0m in 2004. This increase resulted from a higher segment performance as well as lower allocations of research and development costs.

After allocation of €5m of research and development costs and €28m of production overhead/production variances, segment result relating to our pharmaceutical chemicals business and Others in 2005 was €12m as compared to €7m in 2004. This increase primarily resulted from a higher segment performance as well as lower allocations of research and development costs.

2004 Compared to 2003

Group

Due to the application of the amendment to IAS 19 “Employee Benefits” the Consolidated Income Statements for the years 2004 and 2003 have been restated.

Consolidated Income Statements	2004		2003
	€	% of net sales	€	% of net sales
	(in million, except percentages)
Net sales	4,907	100	4,828	100
Cost of sales	(1,206)	25	(1,233)	26
Gross profit	3,701	75	3,595	74
Marketing and selling costs	(1,544)	31	(1,519)	31
Engineering and administration costs	(522)	11	(563)	12
Research and development costs	(918)	19	(923)	19
Other operating income	362		399
Other operating expenses	(311)		(293)
Operating profit	768	16	696	14
Financial result	(9)		15
Profit before taxes	759	15	711	15
Income taxes	(252)	5	(259)	5
Profit for the period	507	10	452	9
Attributable to:
Net profit	504	10	449	9
Minority interest	3		3

The following table sets forth our top-selling products during 2004. These products represented approximately 56% of the total net sales for the Group in 2004:

Top-selling products	Net sales	Percentage change from 2003
	(€million)	total	currency adjusted
1. Betaferon® (Betaseron®) ( Specialized Therapeutics)	782	2	5
2. Yasmin® ( Gynecology & Andrology )	429	48	56
3. Magnevist® ( Diagnostic Imaging)	303	1	6
4. Iopamiron® (Diagnostic Imaging)	241	(8)	(6)
5. Ultravist® (Diagnostic Imaging)	236	0	3
6. Mirena® (Gynecology & Andrology)	199	21	25
7. Diane® (Gynecology & Andrology)	186	(8)	(6)
8. Microgynon® (Levlen®) (Gynecology & Andrology)	128	3	7
9. Meliane® (Gynecology & Andrology)	120	2	4
10. Fludara® (Oncology)	103	(26)	(25)
Total	2,727	5	8

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

Net sales by Region	€		Percentage change from 2003***				% of net sales
	2004***	2003***	total	volume/price	currency	structure*	2004***	2003***
	(in million, except percentages)
Europe Region**	2,349	2,251	4	5	0	(1)	48	47
United States Region	1,225	1,194	3	12	(9)	0	25	25
Japan Region	439	486	(10)	(8)	(2)	0	9	10
Latin America/Canada Region	389	361	8	16	(8)	0	8	7
Asia/Pacific Region**	225	204	10	14	(4)	0	5	4
Other Activities	280	332	(16)	(13)	(2)	0	5	7
Total	4,907	4,828	2	5	(3)	0	100	100

* Effects from acquisitions and divestitures
** Reallocation of individual countries to Regions indicated; previous year’s figures adjusted accordingly
***Segment financial data of our dermatology business, which in the past was reported as part of the business of our five geographic segments, is now accounted for in Other Activities. The financial data for 2004 have been restated accordingly.

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

Net sales in the Gynecology & Andrology business area rose by 13% currency adjusted, based on the strong growth of 15% (total +12%) in the field of fertility control. This was due in particular to the ongoing strong increase in net sales of Yasmin® (+56% currency adjusted, total +48%). With total net sales of €429m, Yasmin® is now the Schering AG Group’s number two product. In addition, Mirena® recorded an above-average increase in net sales of 24% in local currencies (total +21%). Our Menopause Management business decreased (total –11%), with positive price effects (+4%) partly offsetting a decline in volumes (–10%). Total net sales in the Gynecology & Andrology business area increased by 9% to €1,768, despite negative currency effects (–4%).

Net sales in the Diagnostic Imaging business area rose by 4% currency adjusted in 2004. As a result, net sales amounted to €1,308m, remaining at the previous year’s level despite negative currency effects (–4%). Net sales of contrast agents for magnetic resonance imaging (MRI) rose after adjustment for currency effects by 8% (total +3%). This increase was primarily due to an encouraging rise in net sales of Magnevist®, as well as to strong rates of increase on the part of our new products, Gadovist® and Resovist®. In contrast, currency adjusted net sales of X-ray contrast media fell slightly by 2% (total –4%) as a result of negative price trends (–4%), which were only partially offset by higher sales volumes (+2%). Net sales of our application technologies for contrast agents, marketed by our U.S. subsidiary Medrad, Inc., rose by 17% currency adjusted (total +7%) in 2004. Since our application technologies business is managed centrally from the United States, we allocate global net sales by the Medrad Group to the United States Region. Translation of the relevant amount into euros led to negative currency effects of 10%.

The Specialized Therapeutics business area recorded an organic growth of 5%. After adjustment for negative currency and structure effects, net sales increased slightly overall by 1% to €1,126m. The structure effect (–1%) was related to the streamlining of our product range as a result of the sale of non-core products by our German subsidiary, Jenapharm GmbH & Co. KG. Organic growth in the Specialized Therapeutics business area was primarily due to a rise in net sales of Betaferon®. Net sales of Betaferon® amounted to €782m (+5% currency adjusted, total +2%). This healthy growth was helped by ongoing product enhancements, facilitating the application of Betaferon®.

The Oncology business area decreased currency adjusted by 3%. Net sales decreased overall by 7% to €420m. As expected, net sales of Fludara®, which lost its patent protection in the U.S. in August of 2003, declined further due to the resulting competition from generic products. Our cancer therapy Campath® (marketed outside U.S. as MabCampath®) generated an increase in net sales growth of 7% currency adjusted (total +0%) in 2004.

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

Operating profit was €768m, 10% up on the previous year’s figure. Marketing and selling costs increased by 2% in line with net sales. Engineering and administration costs declined by 7% to €522m. Research and development costs decreased by 1% to €918m. Their ratio to net sales remained stable, at 19%. The development of the costs of operating functions reflects favorable exchange rate effects and strict cost management.

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

Income taxes

Income taxes decreased from €259m in 2003 to €252m in 2004. Despite the absence of the dividend-related reduction in corporation tax in Germany, the effective tax rate fell by three percentage points to 33%. Along with lower earnings in Japan, where the tax rate is above average, and a lower tax rate in Germany due to the absence of a surcharge levied only for 2003 under legislation for the assistance for the flood victims in Germany in 2002, one-time income from the reversal of a tax provision following the completion of a tax audit at a subsidiary also had an effect.

Net profit

Net profit increased by 12% to €504m in 2004. Earnings per share were 14% above the previous year at €2.64, as the average number of outstanding shares declined in 2004 as a result of our share buy-back program.

Results of Operations by Segment

Net sales, segment performance and segment result of each of our geographic segments and our Other Activities are presented in Note 31 to our Consolidated Financial Statements and in accordance with IAS 14 (revised).

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union and all other countries in continental Europe, including Russia and Turkey. It also includes the countries of the Caucasus and Central Asia as well as the countries of the Middle East and the Indian subcontinent, and the whole African continent. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international and Justesa Imagen Group. The headquarters of the Europe Region are located in Berlin, Germany. Germany, France and Italy were the three strongest sales markets in the Europe in the period under review, accounting for 48% of net sales generated in this segment in 2005.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 2004 and 2003:

Net sales in the Europe Region* by business area:	Year ended December 31,
	2004**	2003**	Percentage change from 2003**	2004**	2003**
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	1,000	964	4	43	43
Diagnostic Imaging	463	450	3	20	20
Specialized Therapeutics	637	611	4	27	27
Oncology	233	215	9	10	10
Other Sources	16	11	41	0	0
Total	2,349	2,251	4	100	100

* Reallocation of individual countries to Regions indicated; previous year’s figures have been adjusted accordingly
** Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas

Net sales

Net sales in the Europe Region increased in 2004 by 4% to €2,349m. The rise was due to positive volume effects (+5%) at overall stable prices being partly offset by a negative divestiture effect (–1%) in Germany. In total, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany and France.

Net sales increased in our major markets, with the exception of Germany. Strong growth was recorded in particular in our key markets Italy (+16%) and Spain (+12%). In Germany, in contrast, net sales declined slightly (–1%). This was due in particular to the divestiture of non-core products at our subsidiary Jenapharm. We were able to offset the negative price effect in Germany on the increase in the legislatively mandated manufacturers' rebate from 6% to 16%, due to higher sales volumes.

The Gynecology & Andrology business area contained a number of key growth products: Yasmin® (+47%), Mirena® (+12%) and Valette® (+24%). In contrast, net sales of Diane® declined in volume terms by 11% due to strong competition from generic products. In the Specialized Therapeutics business area, net sales of Betaferon® climbed only slightly overall by 1%. Solid increases in net sales of Betaferon® in Great Britain (+9% currency adjusted, total +11%) and Italy (+9%), for example, were offset by negative price developments in other countries, for instance, in Germany due to the legislatively mandated rebate. In the Diagnostic Imaging business area, net sales of Magnevist® grew by an encouraging 5%, despite negative price effects. Lower prices for Ultravist® were more than offset by higher sales volumes. With a total net sales ratio of 53%, Magnevist® and Ultravist® were the top-selling products in this business area. In the Oncology business area, Fludara® recorded strong growth (+12%), as this product was increasingly being used by physicians in combination with MabCampath®.

Segment performance/Segment result

Segment performance increased by 11% to €1,129m in 2004. Based on a solid gross profit, where the impact of the German healthcare reform was offset by an improved product mix, the reduction in overheads, especially a reduction in marketing and selling costs as well as administration costs, was effective. Furthermore, we profited from the absence of goodwill amortization as well as the income from the sale of non-core products of our German subsidiary Jenapharm.

After allocation of €437m of research and development costs and €128m of production overhead and production variances, the segment result in 2004 was €564m, representing a higher segment result as compared to €484m in 2003. This increase was mainly due to the increased segment performance.

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

The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 2004 and 2003:

Net sales for United States Region by sub-segment:	Year ended December 31,
	2004*	2003*	Percentage change from 2003*	2004*	2003*
	€			Percentage of net sales
	(in million, except percentages)
Berlex	954	942	1	78	79
Medrad	271	252	7	22	21
Total	1,225	1,194	3	100	100
* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 2004 and 2003:

Net sales for United States Region by business area:	Year ended December 31,
	2004*	2003*	Percentage change from 2003*	2004*	2003*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	356	271	31	29	23
Diagnostic Imaging	437	423	3	36	35
Specialized Therapeutics	314	328	(4)	26	27
Oncology	118	172	(31)	9	13
Total	1,225	1,194	3	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the United States Region increased by 3% in 2004 to €1,225m. The ongoing depreciation of the U.S. dollar against the Euro led to a negative currency effect of 9%. After adjustment for currency effects, net sales rose sharply (+12%). While prices increased by 4%, the rise was mainly due to a substantial increase in volumes (+8%).

Berlex accounted for €954m or 78% of total net sales in the United States Region in 2004, while Medrad contributed €271m, or 22%. After adjustment for currency effects, Medrad’s net sales rose by 17% (total +7%) in 2004 as compared to 2003, due to increased sales of CT injection systems (+31%, total +21%) and services (+14%, total +4%).

In the Gynecology & Andrology business area, key growth drivers included the fertility control products Yasmin® (+52% currency adjusted, total +39%) and Mirena® (+52% currency adjusted, total +39%). In the case of Climara® (total –11%), positive price adjustments (+10%) largely offset lower sales volumes (–12%). The Diagnostic Imaging business area recorded clear increases in net sales of Magnevist® (+11% currency adjusted, total +2%) and Ultravist® (+21% currency adjusted, total +11%), despite a slight decrease in prices. In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 9% currency adjusted (total –1%). In the Oncology business area, net sales of Campath® (+4% currency adjusted, total –5%) and Leukine® (+5% currency adjusted, total –4%) rose as a result of increased sales volumes. In contrast, the currency adjusted decline in net sales of Fludara® of 78% (total –80%) was due to the expiration of our patent in August 2003 and the resulting competition from generic products.

Segment performance/Segment result

Segment performance improved by 14% to €481m in 2004. The gross margin increased slightly, despite negative exchange rate effects, because, aside from lower royalty payments for Betaseron®, we recorded an increase in net sales with higher margin products – in particular, Yasmin®. In fiscal year 2004, overheads declined due to positive exchange rate effects. Currency adjusted, we recorded a mid-single digit increase in percentage terms in the marketing and selling costs, whereby the increase in costs was clearly below net sales growth in local currency. Another positive effect resulted from the absence of goodwill amortization.

After allocation of €269m of research and development costs and €44m of production overhead/production variances, segment result in 2004 increased by 28% to €168m in 2004, compared to €131m in 2003. This sharp increase was primarily driven by the improved segment performance. Due to our strategic commitment to significantly expand our business in the United States, research and development expenses as a percentage of net sales was above the average percentage for the Schering AG Group.

Japan Region

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiary as well as direct sales by Schering AG to Japanese pharmaceutical companies.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 2004 and 2003:

Net sales for Japan Region by business area:	Year ended December 31,
	2004*	2003*	Percentage change from 2003*	2004*	2003*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	26	28	(5)	6	6
Diagnostic Imaging	306	342	(11)	69	70
Specialized Therapeutics	91	97	(7)	21	20
Oncology	16	19	(14)	4	4
Total	439	486	(10)	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Japan Region declined by 10% in 2004 to €439m, or 8% after adjustment for currency effects. This was due both to a decline in sales volumes (–4%) and negative price effects (–4%) caused by legislatively mandated price reductions taking effect in April 2004, which were in average 5%.

The Diagnostic Imaging business area, which accounted for 69% of net sales in the Region in the year under review, recorded a decline in net sales of 9% in local currencies (total –11%). This was due in particular to legislatively mandated price reductions. As a result, net sales of Iopamiron®, our key product in the Region, declined by 8% currency adjusted (total –9%). This X-ray contrast medium generated net sales of €206m, or 47% of total net sales for this business area. Net sales of Magnevist®, our second-strongest product in the Region, decreased by 9% after adjustment for currency effects (total –10%); currency adjusted net sales of Ultravist® also declined. In the Specialized Therapeutics business area, in contrast, net sales of Betaferon®, our third-strongest product in this Region in 2004, continued to be extremely encouraging, rising to €28m (+13% after adjustment for currency effects, total +11%).

Segment performance/Segment result

Segment performance declined by 37% to €125m in 2004. Consequently, segment performance declined in percentage terms clearly more than net sales. This was primarily due to one-time effects resulting from the change in pension plan obligations of our Japanese subsidiary. Furthermore, we recorded higher purchase prices of iopamidol, the active substance in Iopamiron®. In addition, we slightly improved the gross margin by means of a better product mix.

After allocation of €75m of research and development costs and €11m of production overhead/production variances, segment result in 2004 was €39m, compared to €87m in 2003. This decline is mainly due to the reduced segment performance.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico, and Canada were our three strongest sales markets in this Region in the period under review. We generated 62% of net sales for the segment in these countries in 2004.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 2004 and 2003:

Net sales for Latin America/Canada Region by business area:	Year ended December 31,
	2004*	2003*	Percentage change from 2003*	2004*	2003*
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	273	254	8	70	70
Diagnostic Imaging	29	29	0	7	8
Specialized Therapeutics	57	51	11	15	14
Oncology	23	22	5	6	6
Other sources	7	5	16	2	2
Total	389	361	8	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Latin America/Canada Region increased by 8% in 2004 to €389m. Developments in the Region continued to be dominated by weaker exchange rates against the Euro in almost all countries. In local currencies, however, we generated our highest increase in net sales of all Regions in 2004 (+16%). This was due both to improved sales volumes (+9%) and to positive price effects (+7%). We were able to boost net sales in local currencies in our two main markets in the Region, Brazil (+19%, total +14%) and Mexico (+17%, total +2%).

This strong sales growth was mainly due to Yasmin®, which has now been launched in almost all countries and is one of the three top-selling products in this Region. Net sales of Yasmin® in local currencies more than doubled. We also recorded increases in net sales of Diane® (+5% currency adjusted, total –1%) and Microgynon® (+13% currency adjusted, total +3%). In the Diagnostic Imaging business area, net sales of Iopamiron® rose by 11% in local currencies (total +2%) compared to 2003, due in particular to volume increases (+8%). In the Specialized Therapeutics business area, Betaferon®, our top-selling product in this Region, generated strong currency adjusted growth of 18% (total +13%), with business benefiting from an increase in the number of sales consultants, as well as from the deployment of specially trained nurses to support patients.

Segment performance/Segment result

Segment performance rose by 13% to €156m in 2004. This increase, at a nearly constant gross margin, turned out clearly higher than the percentage increase in net sales, due to the positive impact of stable administration costs. Overall, the selling and administration costs remained almost the same and therefore clearly decreased in relation to net sales.

After allocation of €58m of research and development costs and €18m of production overhead/production variances, segment result in 2004 was €80m, compared to €42m in 2003. This increase was mainly due to the increase in segment performance as well as to the decline of allocated research and development expenses.

Asia/Pacific Region

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the Asian countries (with the exception of Japan). Since January 1, 2004 Australia and New Zealand have been reallocated to the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly. In the period under review, Australia, South Korea, and China were our three best-performing markets in the Region, accounting for 74% of segment sales.

The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia/Pacific Region for the years ended December 31, 2004 and 2003:

Net sales for Asia/Pacific Region* by business area:	Year ended December 31,
	2004**	2003**	Percentage change from 2003**	2004**	2003**
	€			Percentage of net sales
	(in million, except percentages)
Gynecology & Andrology	95	88	8	42	43
Diagnostic Imaging	73	68	7	33	34
Specialized Therapeutics	28	26	8	12	12
Oncology	29	22	33	13	11
Total	225	204	10	100	100

* Reallocation of individual countries to Regions indicated; previous year’s figures have been adjusted accordingly
** Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.

Net sales

Net sales in the Asia/Pacific Region rose by 10% in 2004 to €225m. This Region was also affected by negative currency effects (–4%), which impacted almost all Asian countries. After adjustment for currency effects, we recorded a rise in net sales (+14%), which was entirely due to volume increases. Roughly one third of net sales was attributable to the largest single market in the Region, Australia (currency adjusted increase: +5%, total: +8%). The countries with the strongest growth in net sales were China (+55% currency adjusted, total +42%), Taiwan (+14% currency adjusted, total +8%) and Thailand (+14% currency adjusted, total +7%).

In the Gynecology & Andrology business area, the launch of Yasmin® is also proving successful in this Region: net sales increased from €5m in 2003 to €9m in 2004. Additionally, in the field of fertility control, we were able to substantially improve net sales in local currencies of Diane® (+8%, total +5%) and Microgynon® (+9%, total +6%), due in particular to higher sales volumes. The main sales driver for the Region was Ultravist®, which accounted for 25% of total net sales for the Region. After adjustment for currency effects, net sales of this product climbed 15% (total +9%), with a slightly negative price effect (–3%) being more than offset by a pronounced volume increase. In the Specialized Therapeutics business area, net sales of Betaferon® in this Region rose by 3% in local currencies (total +5%) based solely on volume increases.

Segment performance/Segment result

In 2004, segment performance increased by 11% to €90m. This increase was therefore slightly above the increase in net sales, due to decreased administration costs. The gross margin mostly remained stable, since a deterioration due to exchange rate effects resulting from Euro-based manufacturing costs was offset by positive effects from the product mix.

After allocation of €37m of research and development costs and €18m of production overhead/production variances, the segment result was €35m in 2004 compared to €24m in 2003. The increase in segment result compared to 2003 is primarily caused by the increased segment performance.

Other Activities

The Other Activities primarily consists of our dermatology business as well as our pharmaceutical chemicals business.

The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities for the years ended December 31, 2004 and 2003:

Net sales of Other Activities:	Year ended December 31,
	2004*	2003*	Percentage change from 2003*	2004*	2003*
	€			Percentage of net sales
	(in million, except percentages)
Intendis**	202	195	3	72	59
Pharmaceutical chemicals	75	133	(44)	27	40
Other	3	4	22	1	1
Total	280	332	(16)	100	100

* Previous year’s figures adjusted due to the changed reporting of our dermatology business in Other Activities and the strategic realignment of our business portfolio resulting in the partial redefinition of our Business Areas.
**Dermatology sales of non-Intendis subsidiaries included

Net sales

Net sales of the Other Activities fell by 16% in 2004 to €280m. This negative development was largely due to our pharmaceutical chemicals business, which decreased 51% to €58m, primarily as a result of the discontinuation of orders in the hormone therapy area. Currency effects (–1%) did not play a major role.

Net sales of Intendis increased by 3% in 2004 to €202m compared to €195m in 2003. After adjustment for currency effects (–3%), net sales rose by +6%. While prices increased only by 1%, the rise was mainly due to an increase in volumes (+5%). The main reason for this growth was the promising development of Finacea® in the USA, a product used in the treatment of rosacea.

Segment performance/Segment result

Segment performance declined by 20% to €74m in 2004. This decline was primarily due to lower net sales in percentages from the pharmaceutical chemicals business.The gross margin increased, due to the increase in the higher-margined cooperation business resulting from the strong decrease in the pharmaceutical chemicals business. In addition, administration costs declined significantly.

After allocation of €35m of research and development costs, the segment result relating to the Dermatology business in 2004 was €0m as compared to €(3)m in 2003. This increase resulted from lower allocations of research and development costs.

After allocation of €7m of research and development costs and €25m of production overhead/production variances, segment result relating to our pharmaceutical chemicals business and Others in 2004 was €7m as compared to €3m in 2003. This increase primarily resulted from lower allocations of research and development costs.

Changes in Accounting Policies

IFRSs

We have applied IFRSs since 1994. The IASB has issued a number of new standards as part of its project to develop a core set of International Financial Reporting Standards. Accordingly, we have adopted a number of new or revised International Financial Reporting Standards as described below.

As of January 1, 2004, we opted for early adoption of the revisions of the existing standards under the IASBs Improvement Project as well as IFRS 2 "Share-based Payment" and IFRS 3 "Business Combinations", and, as a consequence, also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004). The changes in accounting policies were made in accordance with the transitional provisions in the new accounting standards.

As a consequence of applying IFRS 3, we no longer amortize goodwill from business combinations as from January 1, 2004, but test goodwill for impairment annually. The negative goodwill from the acquisition of CIS bio international was eliminated against retained earnings in the 2004 financial statements. The consolidated financial statements for 2003 were not affected as IFRS 3 applies prospectively from January 1, 2004.

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

Since January 1, 2005, we have applied the amendment to IAS 19 "Employee Benefits" entitled "Actuarial Gains and Losses, Group Plans and Disclosures" and eliminated actuarial gains and losses on defined benefit pension plans directly against equity. This procedure allows pension obligations to be presented in full in the balance sheet. The 2004 and 2003 consolidated financial statements were restated in accordance with the transitional provision in the revised IAS 19. This change in accounting policy had the following effects on the 2005 consolidated financial statements (in brackets: restatements of the 2004 and 2003 consolidated financial statements): Operating profit increased by €9m (2004:€7m; 2003: €10m), net profit by €5m (2004: €4m; 2003: €6m), and earnings per share (basic and diluted) by €0.03 (2004: €0.02; 2003: €0.03; due to rounding, earnings per share (basic) for 2004 rose from €2.61 to €2.64 and for 2003 from €2.28 to €2.31). As of December 31, 2005, provisions for pensions increased by €525m (December 31, 2004: €320m), equity fell by €330m (€193m), and deferred tax assets rose by €195m (€127m).

The other changes in IFRSs accounting policies did not have a material effect on the Group's net assets, financial position and results of operations.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with IFRSs requires management to make estimates and assumptions. This affects the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of those judgements can be subjective in nature and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption made by the company, there may also be other estimates or assumptions that the company reasonably could have used. If the accounting estimate required to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates that reasonably could have been used would have a material impact on the presentation of the financial condition, changes in financial condition or results of operations, the accounting estimate would constitute a critical accounting policy. In the following discussion, we provide descriptive information on the accounting policies we regard critical. We also provide an analysis of the sensitivity of critical accounting estimates. Please also refer to Note 5 to our Consolidated Financial Statements.

Senior management has discussed the critical accounting estimates with the audit committee.The Group does not consider any specific accounting policy to be critical to the economic success of the Group.

Critical accounting policies under IFRSs

Our critical accounting policies include revenue recognition, inventories, impairment of long lived assets and goodwill, recoverability of deferred tax assets, provisions, and the accounting for pension plans.

Revenue recognition

Revenue from the sale of products is recognized when shipment has occurred, title passes to our customer, the price is fixed or determinable, and collectibility is reasonably assured. Revenues are recorded net of applicable allowances for product returns, rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes, and goods and service taxes. Management makes estimates of the reductions of gross revenue and recognizes provisions for expected future product returns, rebates and discounts. Such provisions are regularly reviewed by management and adjusted for changes in facts and circumstances, as appropriate. Historically such adjustments have not been significant. Management estimates the potential for future variability in provisions to be insignificant relative to reported operating results.

Depending on local return policies, we accept products for return within a certain period before and after the expiry date of the product. We record provisions for product returns based on historical experience and other information such as wholesaler inventory levels, market demand, and competitor activities. In determining our estimate, we consider reports we receive from wholesalers about their inventory levels and market research provided by third parties. Product returns were less than 1 percent of total gross sales in 2005 (2004: less than 1 percent, 2003: less than 1 percent).

As a matter of policy, Schering AG does not provide incentives to induce a customer to purchase inventory in excess of that necessary to meet anticipated demand. In order to better align wholesaler buying patterns with market demand, Schering AG entered into inventory management contracts with U.S. wholesalers covering approximately 70% of our U.S. pharmaceutical gross sales. As a result, the reported average inventory levels at those wholesalers were 1.0 month at the end of 2005 (2004: 1.3 months, 2003: 1.8 months).

We have rebate arrangements with group purchasing and managed health care organizations, direct customers, and end customers. The rebates depend on pricing formulas and/or on conditions such as the customer’s achievement of performance targets related to volume or value of purchased products, formulary status and agreed market shares as compared to competing products. The rebates relating to a certain sale are billed up to six months after invoicing. Provisions for rebates are calculated based upon our historical rebate payments by product as a percentage of our historical sales and are adjusted for significant changes in aggregate and contracted sales volumes (i.e., new contracts, expiring contracts, changes in rebates on products based on usage or share of the market, entry of new products including generic competition) as well as changes to Schering AG’s contract strategies and pricing.

We also pay rebates to governmental institutions or programs such as Medicaid in the U.S. The Medicaid rebates relating to a certain sale are generally billed up to six months after invoicing. Provisions for Medicaid rebates are calculated based upon our historical Medicaid rebate payments by product as a percentage of our historical sales and are adjusted for changes to our contract strategies and pricing, changes to regulations and changes in aggregate and Medicaid sales volumes. Changes in Medicaid sales volumes could be due to restrictions placed or restrictions removed on covered drugs, changes in total eligible population, products awarded on the preferred drug list and prior authorizations in place for drugs not on the preferred drug list.

In some European countries, our business is subject to certain legislatively mandated rebates, with Germany accounting for approximately 55% in 2005 (2004: 90%) of these rebates. This decrease from 2004 to 2005 mainly results from the decrease of the percentage rate for legislatively mandated rebates in Germany from 16% in 2004 to 6% in 2005. The provisions for these rebates are based on an estimate of the percentage of sales subject to such rebates. The legislatively mandated rebates in Germany relating to a certain sale are generally billed one month after invoicing. Due to this short time lag, management believes the risk of actual amounts deviating from estimates to be low.

Rebates were less than 4 percent of total gross sales in 2005 (2004: less than 4 percent; 2003: less than 3 percent).

In addition to rebates, we offer cash discounts for prompt payment in certain jurisdictions. Discounts are generally claimed within one month after invoicing. Due to this short time lag, management believes the risk of actual amounts deviating from estimates to be low. Discounts were less than 1 percent of total gross sales in 2005 (2004: less than 1 percent, 2003: less than 1 percent).

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

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of €700m. No impairment losses on the goodwill allocated would be required in any of the segments. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of €1,700m. No impairment losses on the goodwill allocated would be required in any of the segments.

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

During fiscal year 2002, we completed the sale of our 24% ownership interest in Aventis CropScience to Bayer AG. The purchase agreement contained a range of indemnities and representations and warranties, relating mainly to financial statement guarantees, environmental matters, tax liabilities, social contributions and product liabilities. In 2005, claims regarding financial statement guarantees and social contributions were settled. Due to this settlement, the income from the reversal of provisions amounted to €88m. There are still several other claims pending from the purchase agreement.

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

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market related value of plan assets. The expected rate-of-return on plan assets for 2006 of 6% (2005 and 2004: 7%) for German pension plans and for 2006 of 4.9% (4.8% for 2005 and 5.4% for 2004) for Other pension plans is based on historical and expected future averages for risk premiums and absolute returns of the considered asset categories. They are also cross-checked with market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. The market-related value of plan assets for the Schering Pension Trust is based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

Obligations from the defined benefit pension plans and the pension costs for the following year are calculated on the basis of the assumptions given in Note (4). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €155m or increase it by €175m. An increase or decrease in the salary trend by 0.5 percentage points would increase the defined benefit obligation by €107m or reduce it by €94m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €9m.

New Accounting Standards

IFRSs

In March 2004, the IASB issued IFRS 4 “Insurance Contracts”. IFRS 4 prescribes the financial reporting for insurance contracts by any entity that issues such contracts. It applies to insurance contracts issued, reinsurance contracts held and financial instruments issued with a discretionary participation feature. IFRS 4 is applicable for annual periods beginning on or after January 1, 2005. The application of IFRS 4 had no effect on our Consolidated Financial Statements.

In March 2004, the IASB issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. IFRS 5 prescribes the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. A non-current asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. That is, the asset (or disposal group) is available for immediate sale and its sale is highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of fair value less costs to sell and its carrying amount. A discontinued operation is a component of an entity that either has been disposed of or is held for sale. IFRS 5 applies to annual periods beginning on or after January 1, 2005. In 2005 we classified and measured our radiopharmaceuticals business as a disposal group in accordance with IFRS 5 (see note 20 to our consolidated financial statements). In this context, an expense of €54m resulting from the impairment of long-term assets has been recognized under Other operating expenses.

In April, June, and August 2005, the IASB published three amendments to IAS 39 "Financial Instruments" on hedge accounting, the application of the fair value option, and financial guarantees; these amendments are effective for fiscal years beginning on or after January 1, 2006. We do not expect these amendments to have any effect on the Consolidated Financial Statements.

In December 2004, IFRIC published IFRIC Interpretation 4 "Determining Whether an Arrangement Contains a Lease." IFRIC 4 addresses the issue of which contracts must be accounted for as leases in accordance with IAS 17 "Leases". IFRIC 4 is effective for fiscal years beginning on or after January 1, 2006. We do not expect this Interpretation to have any effect on the Consolidated Financial Statements.

U.S. GAAP

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for amounts of idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. Presently, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our U.S. GAAP reconciliation for 2005, 2004 and 2003 is reported in Note 36 to our Consolidated Financial Statements. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our U.S. GAAP reconciliation for 2006, when capitalized costs of €26m will be recognized as an expense.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2005, 2004 and 2003 is reported in Note 37 to our Consolidated Financial Statements. SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this Statement.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. According to SFAS No. 153, exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. We do not expect an impact on our U.S. GAAP reconciliation from the application of this Statement.

In March 2005, the FASB issued Interpretation 47 “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”, which clarifies the term conditional asset retirement obligation used in SFAS No. 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on our U.S. GAAP reconciliation.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. This Statement deals with the accounting and reporting of voluntary changes in accounting principles, changes resulting from new regulations for which no transitional provisions have been issued and of the correction of errors. The Statement replaces the APB No. 20 and SFAS No. 3. Generally, changes in accounting principles will be accounted for retrospectively. The Statement also requires that a change in depreciation or amortization method for long-term, non-financial assets be accounted for prospectively. The Statement will be effective for fiscal years beginning after December 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this Statement.

In June 2005, the FASB issued EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)”. EITF Issue No. 05-5 provides accounting guidance for the German regulations regarding Altersteilzeit (ATZ) and other incentive programs for early retirement with similar characteristics. Under ATZ arrangements, employees receive benefits in the form of salary, social contributions and additional bonuses. Under certain conditions these benefits are partially compensated through government subsidies. Under EITF Issue No. 05-5 the salary expense should be recognized ratably over the remaining active service period. The expense related to the additional bonuses granted by the employer should be accrued over the period starting from the date the individual employee signs the ATZ contract until the end of the active service period. Related government subsidies are recognized when the employer is entitled to the subsidy and the recognition criteria are met. EITF Issue No. 05-5 is effective from fiscal years beginning after December 15, 2005 and has to be applied prospectively. The adoption of EITF Issue No. 05-5 is not expected to have a material impact on our U.S. GAAP reconciliation.

United States GAAP Reconciliation

As discussed elsewhere in this annual report, we prepared our Consolidated Financial Statements in accordance with IFRSs. IFRSs differ in certain material aspects from U.S. GAAP. A comparison of net profit, earnings per share (basic) and equity at, or for the year ended, December 31, 2005, 2004 and 2003 determined under IFRSs and after reflecting the material adjustments which would arise if U.S. GAAP were to be applied instead of IFRSs is shown below.

	December 31,
	2005		2004*	2003*
	$	€	€	€
	(in millions, except per share data)
Net Profit under IFRSs	733	619	504	449
Net Profit under United States GAAP	696	588	471	489
Earnings per share (basic) under IFRSs	3.86	3.26	2.64	2.31
Earnings per share (basic) under United States GAAP	3.67	3.10	2.46	2.52
Total equity under IFRSs	3,888	3,283	2,833	2,783
Shareholders`equity under United States GAAP	3,936	3,324	2,870	2,831
* Previous years’ figures ajdusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.

As more fully described and quantified in Note 36 to our Consolidated Financial Statements, the major differences between IFRSs and U.S. GAAP relate to accounting for business combinations (acquired in-process research and development; amortization of goodwill and intangibles), acquired development projects, compensation costs for early retirement programs, provisions for pensions and stock option plans, the accounting of inventories and the capitalization of interest costs.

In 2005, net profit under U.S. GAAP is 5% lower as compared to net profit under IFRSs whereas it was 7% lower in 2004. In 2003, net profit under U.S. GAAP was 9% higher as compared to net profit under IFRSs.

The primary reason for a lower net profit under U.S. GAAP in 2005 was the accounting for milestone payments for acquired development projects which are capitalized under IFRSs in accordance with IAS 38 "Intangible Assets" (revised 2004) but are required to be recognized as an expense at the time of acquisition under US GAAP. Net profit under US GAAP was also negatively impacted by amortization charges on intangibles capitalized in the context of business combinations under US GAAP whereas the corresponding goodwill is no longer amortized under IFRSs since January 1, 2004 following the adoption of IFRS 3 "Business Combinations". Finally, the application of the amendment to IAS 19 "Employee Benefits" entitled "Actuarial Gains and Losses, Group Plans and Disclosures" also impacted net profit under U.S. GAAP, since actuarial gains and losses on defined benefit pension plans are eliminated directly against equity under IFRSs whereas the actuarial gains and losses which exceed the corridor, defined as the greater of 10% of plan assets at fair value or the projected benefit obligation, need to be amortized under US GAAP. Further, the recognition of a minimum pension liability adversely affected shareholder’s equity under U.S. GAAP; net profit under U.S. GAAP was not affected since the corresponding contra item was recognized directly in Accumulated other comprehensive income.

In 2004, the primary reasons for a lower net profit under U.S. GAAP were amortization charges on intangibles capitalized in the context of business combinations whereas the corresponding goodwill is no longer amortized under IFRSs since January 1, 2004 following the adoption of IFRS 3 "Business Combinations". Further, compensation costs in respect of accounting for stock option plans adversly affected our reconciliation. Also, under IFRSs milestone payments for R&D activities were capitalized in 2004 following the adoption of IAS 38 "Intangible Assets" (revised 2004); under U.S. GAAP R&D costs shall not be capitalized. Finally, the redesign of our pension plans in Japan also adversely affected the reconciliation of net profit under U.S. GAAP. The recognition of a minimum pension liability adversely affected shareholders`equity under U.S. GAAP; net profit under U.S. GAAP was not affected since the corresponding contra item was recognized directly in Accumulated other comprehensive income.

In 2003, the primary reasons for a higher net profit under U.S. GAAP were adjustments resulting from the discontinuation (from January 1, 2002) of the amortization of goodwill arising from acquisitions under U.S. GAAP as well as from entering into early retirement arrangements.

A classification difference also arises in presenting interest relating to the pension obligations not transferred to external funds. Under IFRSs, interest relating to the unfunded pension obligation is classified in financial result (see Note 10 to our Consolidated Financial Statements). Under U.S. GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under U.S. GAAP would be lower and financial result higher by €26m in 2005; €29m in 2004 and €35m in 2003.

Inflation

During the past three years, the effects of inflation on our operations have not been material.

LIQUIDITY AND CAPITAL RESOURCES

For a discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk" and Note 29 to our Consolidated Financial Statements.

Cash Flow Analysis

2005 compared to 2004

Operations

Cash flows from operating activities increased by 40% from €751m in 2004 to €1,048m in 2005. The improved cash flow from operating activities is due to a higher profit for the period. Cash flow was also positively impacted by a reduction of net working capital compared to a net working capital increase in 2004. This development was mainly driven by an increase in liabilities and a reduction of inventories due to an increase in the efficiency of stock-keeping. These positive effects on net working capital were partly offset by an increase in receivables.

Investing

Cash flows used in investing activities amounted to €386m in 2005 compared to €311m in 2004. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €307m (2004: €290m) including the purchase of property, plant and equipment amounting to €208 (2004: €212). Proceeds from the disposal of non-current assets amounted to €105m, including €56m from the divestment of our 25% interest in medac GmbH. Furthermore, €184m was used for the purchase of securities during 2005 compared to €72m in 2004.

Financing

Cash flows used in financing activities amounted to €631m in 2005 compared to €217m in the previous year. These cash flows mainly related to the funding of the Schering Altersversorgung Treuhand Verein (Schering Pension Trust) during 2005 in the amount of €450m (2004: €0m) as well as the distribution of dividends of €193m paid in 2005 for the fiscal year 2004 (2004: €180m for the fiscal year 2003). No treasury shares were purchased in 2005 (2004: €167m).

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

Investing

Cash flows used in investing activities amounted to €311m in 2004 compared to €161m in 2003. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €290m (2003: €318m). Proceeds from the disposal of non-current assets amounted to €51m. In the previous year, proceeds from the disposal of non-current assets of €123m included €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. Furthermore, €72m were used for the purchase of securities during 2004, whereas €36m were realized from the sale of securities during 2003.

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

Capital Resources

Net cash position

Excluding liquidity of €54m attributable to the disposal group, the Schering AG Group's cash and cash equivalents as of December 31, 2005, 2004 and 2003 amounted to €776m, €785m, and €566m respectively. As of December 31, 2005, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less borrowings) of €954m, compared with €780m as of December 31, 2004, and €632m as of December 31, 2003. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which represents financial resources for the Group; as of December 31, 2005, 2004, 2003 they amounted to €409m, €659m and €576m, respectively. The Group considers its unfunded pension obligations to be long-term financing obligations.

Other pension obligations in Germany are funded through the Schering Pension Trust (Schering Altersversorgung Treuhand Verein) founded in 2001. One-time contributions amounting to €450m in 2005, €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly.

We hold our cash and cash equivalents primarily in euros. As of December 31, 2005, Euro denominated liquid assets represented 80% of total cash and cash equivalents. U.S. dollar denominated liquid assets represented 7% of total cash and cash equivalents.

In 2006, we expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in the ordinary course of business – including capital expenditures, funding of research cooperation projects, debt service and payment of dividends – as well as the purchase of treasury shares. The funding of transactions such as the acquisition of significant business activities may require additional sources of financing, including debt raising.

Credit Lines

On December 31, 2005, the Schering AG Group had aggregate unused committed lines of credit of €44m (2004: €43m; 2003: €81m).

Borrowings

Borrowings are reflected in our consolidated financial statements as non-current borrowings and current borrowings. Borrowings as of December 31, 2005, amounted to €255m, compared with €238m as of December 31, 2004, and €110m as of December 31, 2003. €27m of these liabilities have a maturity of less than one year (December 31, 2004: €39m; December 31, 2003: €74m).

In December 2004 a long-term loan amounting to $263m was borrowed to increase our liquidity reserves. The loan is a term loan that matures in 2009; the interest rate is based on short-term USD LIBOR and is adjusted every three months.

Share repurchase program

In 2005, the authorization given by the Annual General Meeting (AGM) for the Share Buyback Program (amounting to 15 million shares) was not used. For our International Employee Share Ownership Programs (IESOPs) 267,152 shares (including ADSs) were purchased and distributed to authorized employees.

In 2004, we repurchased 4 million shares for the Share Buyback Program (19.4 million were authorized by the AGM) and 249,083 shares (including ADSs) for the IESOP program.

On February 20, 2006, the Executive Board announced a share repurchase program. Schering AG will purchase Schering AG shares on the stock market up to the value of €500m in 2006.

The current AGM Authorization for the Share Buyback Program will expire on September 30, 2006, unless renewed at the next AGM on April 19, 2006.

For additional information regarding share repurchases by Schering AG and its subsidiaries, please refer to “Item 16E – Purchase of Equity Securities by the Issuer and Affiliate Purchasers”.

Recent acquisitions and divestitures, including events after the balance sheet date

As part of our strategy, we seek to acquire both product rights and small to medium-sized enterprises in order to expand our product portfolio,
acquire promising technical innovations, and
strengthen our presence on key geographical markets.

From time to time, we dispose of assets or businesses that we decide do not belong to our core business.

In January 2005, we announced the signing of a license agreement with Novartis Pharma AG, transferring our rights in the ophthalmic use of PTK/ZK. Novartis is planning to develop and commercialize PTK/ZK for the treatment of wet age-related macular degeneration (AMD). Under the agreement, we receive an upfront fee, milestone payments as well as royalties.

In February 2005, we reported the signing of a license agreement granting Pfizer Inc. an exclusive, worldwide license to our ADP receptor antagonist program. ADP receptor antagonists are anti-platelet agents used to chronically inhibit arterial thrombosis. Under the terms of the agreement, we receive an upfront fee, as well as milestone payments and royalties.

In June 2005, we announced the sale of our 25% stake in medac GmbH to the majority shareholders of medac. At the same time, we acquired the remaining 50 percent of the shares in Medac Schering Onkologie GmbH. The activities of this company are to be integrated into the new oncology business unit of Schering Deutschland GmbH, one of our German subsidiaries. The employees of Medac Schering Onkologie GmbH will be taken over by Schering Deutschland GmbH. Medac Schering Onkologie GmbH was founded in 2000 as a joint venture between Schering AG and medac GmbH and focuses on the marketing of products for the treatment of hematological malignancies in Germany.

In July 2005, we announced that we have entered into a research collaboration and licensing agreement with AstraZeneca in the area of Selective Glucocorticoid Receptor Agonists (SEGRAs) which represent a new class of anti-inflammatory agents. Under the terms of the agreement, AstraZeneca will have an exclusive, worldwide license to develop and market compounds for rheumatoid and respiratory diseases while Schering AG will have an exclusive, worldwide license to all other indications. Schering AG received an upfront fee, with both parties having the potential to benefit from downstream milestone payments and royalties.

In September 2005, we sold our production site in Mobara, Japan, to Sawai Pharmaceutical Co. As part of the transaction, Sawai has taken over all employees working at the site.

In October 2005, we signed an agreement with Sonus Pharmaceuticals, Inc. for the exclusive, worldwide rights to TOCOSOL® Paclitaxel, an anti-cancer product. TOCOSOL® Paclitaxel has shown promising safety and anti-tumor activity in Phase II clinical trials in a variety of solid tumors, and the product is currently in a Phase III pivotal study for the potential treatment of metastatic breast cancer. We expect to submit for registration by the end of 2007.

In December 2005, Schering AG announced a review of strategic alternatives for its radiopharmaceuticals business. This includes discussions with several parties who are interested in acquiring our radiopharmaceuticals business. Therefore, we classified and measured the assets and liabilities of our radiopharmaceuticals business as a disposal group in accordance with IFRS 5 (see note 20 to our consolidated financial statements) in 2005. In this context, an expense of €54m resulting from the impairment of assets has been recognized under Other operating expenses in 2005. On February 22, 2006, an agreement was signed to transfer Schering´s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and Institut National des Radioéléments (IRE). In this context, the French radiopharmaceuticals sites in Saclay and Marcoule, France, as well as two other sites in Bedford, MA, USA, and the japanese site Sakura will be transferred to the acquiring consortium. Closing of the transaction is expected within the first half of 2006. The transaction will have a negative one-time effect of approximately €50m on Schering´s operating profit for fiscal year 2006.

On December 13, 2005, Schering AG announced the intended divestment of its fifty percent interest in the German distributor ALK-Scherax Arzneimittel GmbH at the start of 2006 to the Danish partner ALK-Abelló A/S, which already owns a fifty percent interest in this company. On February 27, 2006, an agreement with the Danish partner was signed to transfer Schering´s fifty percent interest in the German distributor ALK-Scherax Arzneimittel GmbH. The activities of ALK-Scherax are not part of Schering’s core business. Closing of the transaction is expected within the first quarter of 2006. The transaction will have a positive one-time effect of approximately €35m on Schering´s operating profit for fiscal year 2006.

At the end of 2005, we signed an agreement to divest our production site at Lys-Lez-Lannoy, France. The buyer, the French company Financiere Delpharm, will take over most of the current employees. We expect the closing of the transaction by mid 2006.

On February 24, 2006, Schering AG exercised its right under its Betaseron supply agreement with Chiron Corporation to purchase from Chiron all of the items of property used in the manufacture for Schering of Betaseron products and thus to terminate its supply relationship with Chiron. The terms of the transaction have not yet been fixed.

Capital expenditures

We generally fund capital expenditures out of cash flows from operating activities.

Capital expenditures on property, plant, and equipment totaled €208m in 2005 compared with €212m in 2004 (-2%) and €231m in 2003. The investment activities of 2005 mainly related to the measures to concentrate our production facilities, but also to meet regulatory, quality, safety and environmental requirements as well as to improve processes.

In the year under review, 42% of expenditures related to Germany, 17% to other countries in the European Union, 33% to the United States, and 2% to Japan. 45% of our total capital budget was spent on production, quality assurance, and environmental protection, and 19% on research and development. Marketing and selling and other functions accounted for 36% of our investment budget.

In 2005, we continued the construction of our new research building at our Berlin site. In production, we made investments to adapt our facilities to changes in market demands, such as packaging lines for Specialized Therapeutics or filling lines for contrast media cartridges.

Capital expenditures for 2006 are expected to reach €240m. They refer to the steady growth of the Schering AG Group as well as to the ongoing measures to consolidate our production facilities. We will continue with the construction of the new research building at our Berlin site. In Bergkamen, we will invest in measures that will allow us to further improve our cost structures in active substance production. We expect capital expenditures in 2007 to remain at the same level as in 2006.

In Seattle, USA, we will continue with the construction of our biotechnological production facilities for the manufacturing of Leukine®. In addition, we are investing into a new office building in Marshall Township, Pennsylvania, USA, related to the growth of the Medrad Group.

Capital expenditures on intangible assets amounted to €81m, €7m of which related to internally developed software, mainly at Schering AG and a German subsidiary, and €73m to patents, licenses, trademarks and similar assets. Approximately 75% of these €73m related to payments effected by Schering AG for industrial property rights and software licenses. The amount includes the development and marketing rights for the phase III-development project TOCOSOL® Paclitaxel.

Contractual Obligations

The following table provides a maturity analysis of our on- and off-balance sheet contractual obligations as of December 31, 2005:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in € million)
Bank loans and overdrafts	284	37	14	230	3
Operating Leases	157	47	43	43	24
Purchase Obligations	418	360	55	2	1
Long-term research and other agreements	356	14	135	96	111
Other Long-Term Liabilities reflected on the balance sheet under IFRSs including present value of expected payments to employees for unfunded pension obligations	434	9	152	111	162
Total	1,649	467	399	482	301

Contractual Obligations under Bank loans and overdrafts also include interest payments.

Contractual Obligations under Operating Leases, Purchase Obligations and Long-term research and other agreements are not fully recognized in the balance sheet. Purchase Obligations mainly arise from contractual agreements with various suppliers on minimum purchase quantities.

For further information on contingent liabilities, other financial commitments as well as commitments arising from research and other agreements, see Note 30 to our Consolidated Financial Statements.

Dividends

In 2005, Schering AG paid a cash dividend of €1.00 per share for the financial year 2004 (in total €190m) and in 2004, a cash dividend of €0.93 per share for the financial year 2003 (in total €177m). The cash dividend paid in 2003 was €180m (€0.93 per share). The Executive Board will propose to the Annual General Meeting a dividend of €1.20 per share for the financial year 2005.

Restructuring Program

Within the framework of the FOCUS Initiative, Schering AG started a restructuring program called MORE (Manufacturing and Organizational Restructuring for higher Efficiency) which aims at creating a more efficient, more flexible, more market-demand driven and thus more competitive manufacturing network within our global supply chain. The MORE program is an extension of our global production strategy. It is composed of several projects, which are focused on improving productivity in our production of active substances and of pharmaceutical products. With respect to pharmaceutical production MORE is aimed at creating a network of 12 pharmaceutical production sites worldwide, nearly all of them being specialized in one single dosage form (e.g. liquids, solids).

We have set up provisions totaling €10m for restructuring measures already initiated within the framework of MORE. Provisions for restructuring largely include severance obligations to employees and other costs related to capacity reductions.

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

We made sales in a range of currencies during 2003, 2004 and 2005 as follows:

	Year ended December 31,
	2005	2004	2003
	(percentage of net sales)
Euro	40	42	44
U.S. dollar	27	26	26
UK pound sterling	3	4	3
Japanese Yen	9	10	11
Brazilian real	3	3	2
Other	18	15	14
	100	100	100

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

Net sales in 2005 increased by 7% in local currency terms as compared to 2004. In Euro terms, net sales increased by 8% as compared to 2004. The positive translation effect was essentially due to the strengthening of the U.S. dollar and the Brazilian real as well as other currencies relative to the Euro during 2005.

Net sales in 2004 increased by 5% in local currency terms as compared to 2003. In Euro terms, net sales increased by 2% as compared to 2003. The negative translation effect was essentially due to the strengthening of the Euro relative to the U.S. dollar and other currencies during 2004.

For a discussion of the significant effects of foreign currency on our results of operations, see "– Results of Operations – 2005 Compared with 2004 – Results of Operations by Segment – United States Region", “– Latin America/Canada Region", "– Japan Region" and "– Asia/Pacific Region","– Results of Operations – 2004 Compared with 2003 – Results of Operations by Segment – United States Region”, “– Latin America/Canada Region", "– Japan Region" and "– Asia/Pacific Region".

Environmental Matters

Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 2004 and 2005, we incurred capital expenditures of €4m and €5m, respectively, for environmental protection projects and other projects resulting in environmental benefits. Capital expenditures for environmental protection and other projects resulting in environmental benefits are forecasted to be between €4m and €10m for each of the years 2006 through 2010. In addition, our operation and maintenance costs for safety and environmental measures were €74m in 2004 and €65m in 2005. Operation and maintenance costs for each of the years 2006 through 2010 are forecasted to be between €65m and €70m.

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

We do not utilize commodity contracts.

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

For a detailed discussion of our use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risk resulting from anticipated transactions and from existing assets and liabilities, see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk" and Note 29 to our Consolidated Financial Statements.

Legal Matters

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters. While the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. For a discussion of certain legal proceedings in which we are involved, see "Item 8 – Financial Information – Legal Proceedings."

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

OFF-BALANCE SHEET ARRANGEMENTS

We do not use "off-balance sheet financing arrangements", such as the securization of receivables or access to assets through special purpose entities or variable interest entities.

As of December 2005, we had issued financial guarantees and warranties of €29m (2004: €28m; 2003: €27m) which are related to transactions arising from the normal course of business.

Off-balance sheet contractual obligations are reported under “- Contractual Obligations”.

Item 6. Directors, Senior Management and Employees

CORPORATE GOVERNANCE, DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Corporate Governance

German corporate governance standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the New York Stock Exchange (NYSE). A brief, general summary of such principal differences as it applies to Schering AG follows. This summary is also located on our website at www.schering.de/eng in the Corporate Governance section.

As required by the German Stock Corporation Act (Aktiengesetz), Schering AG has a two-tier board system consisting of a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). No person can be a member of the Supervisory Board and the Executive Board at the same time.

The shareholders exercise their rights in a shareholders’ meeting where one share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice, which may also be a shareholders’ association. Appointments of proxies must be submitted in writing. By providing proxies, Schering AG enables shareholders not attending the meeting to exercise their rights. This option is open to all shareholders who do not wish to commission their custodian bank or another third party to exercise their voting rights.

The Executive Board is responsible for managing the business of Schering AG in accordance with the German Stock Corporation Act and the Articles of Association (Satzung) of Schering AG.

The principal function of the Supervisory Board is to supervise the Executive Board and to appoint and to remove the members of the Executive Board. The Supervisory Board may not make management decisions, but certain types of transactions require its prior consent. These include the annual budget as well as significant financial and M&A transactions.

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

The Executive Board and the Supervisory Board have determined that the company complies with all recommendations of the German Code of Corporate Governance, and such determination has been publicly disclosed. These requirements are not legally binding but are intended to establish a standard of good corporate governance for German stock corporations. Compliance or non-compliance with the Code must be disclosed by each publicly traded company. Under the Code, each member of the Supervisory Board and the Executive Board must disclose a conflict of interest arising in their person. No such conflict occurred in 2005.

The company has purchased D&O liability insurance for the members of its Supervisory Board and the Executive Board, which provides for an appropriate deductible for members of the Executive Board and Supervisory Board.

The ordinary shares (in the form of American Depositary Shares) of Schering AG are listed on the New York Stock Exchange (NYSE). Schering AG is subject to the listed company rules of the NYSE and the requirements of the U.S. Securities Exchange Act of 1934 that are applicable to foreign private issuers.

Supervisory Board

Our present Supervisory Board consists of 16 members, 8 of whom are elected by our shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act, and 8 of whom are elected by our German employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

A member of our Supervisory Board elected by our shareholders may be removed by our shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory Board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a Chairman and a Vice-Chairman from among its members. At least half of the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a repeated tie, the Chairman (who is, in practice, a representative of the shareholders) then has a casting vote.

The members of our Supervisory Board are each elected for the same fixed term of approximately five years. If a member is elected to replace a retired member, his or her term will expire at the same time. The term of our current members of the Supervisory Board will expire at the end of the Annual General Meeting 2009. Re-election is possible.

The remuneration of the members of the Supervisory Board is determined by the shareholders’ meeting and stipulated in our Articles of Association.

In proposing to the shareholders’ meeting candidates for election as Supervisory Board members, the Supervisory Board has put emphasis on selecting candidates with expertise and experience in different relevant fields and from various nations.

The current members of our Supervisory Board, their respective ages as of February 28, 2006, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

Name	Age	Principal occupation	Year first elected by shareholders (S) employees (E)
Dr. Giuseppe Vita Chairman of the Supervisory Board	70		2001 (S)
Norbert Deutschmann Vice-Chairman of the Supervisory Board	54	Chairman of the Berlin Works Council, Schering AG, Berlin	1999 (E)
Dr. rer. oec. Karl-Hermann Baumann	70		1994 (S)
Hans-Georg Bleeck, Dipl.-Volkswirt	54	Member of the Works Council, Schering AG, Berlin	2004 (E)
Prof. Dr. med. Piet Borst	71	Professor of Clinical Biochemistry, University of Amsterdam, Amsterdam	2000 (S)
Dr. Mathias Döpfner	43	Chairman of the Executive Board of Axel Springer Verlag AG, Berlin	2001 (S)
Professor John A. Dormandy	68	Emeritus Professor of Vascular Sciences, University of London, London; Director, Vascular Clinical Research Unit, St.George’s Hospital, London	1996 (S)
Dr. rer. pol. Reiner Hagemann	58	Member of the Supervisory Board of E.ON Energie AG, Munich	1997 (S)
Johannes Heitbaum	42	Vice Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)
Dr. h.c. Martin Kohlhaussen	70	Chairman of the Supervisory Board of Commerzbank AG, Frankfurt/Main; Chairman of the Supervisory Board of Hochtief AG, Essen	1996 (S)
Hermann-Josef Lamberti	50	Member of the Executive Board of Deutsche Bank AG, Frankfurt/Main; Chairman of the Supervisory Board of Deutsche Bank Privat- und Geschaeftskunden AG, Frankfurt/Main	2001 (S)
Dr. med. Hans-Peter Niendorf	59	Senior Medical Advisor, Diagnostic Imaging, Schering AG, Berlin	1999 (E)
Detlef Pfotenhauer	49	Chairman of the Groups Works Council, Schering AG, Berlin	2004 (E)
Dr. rer. oec. Ulrich Sommer	58	Area Manager Marketing Europe Region, Schering AG, Berlin	1999 (E)
Sabine Süpke	42	District manager, IG BCE for the Berlin-Mark Brandenburg district	2004 (E)
Heinz-Georg Webers	46	Chairman of the Company Works Council of Schering AG; Chairman of the Bergkamen Works Council, Schering AG, Berlin	1999 (E)

Executive Board

Our Executive Board currently consists of six members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

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

The Supervisory Board appoints each member of the Executive Board for a maximum term of five years. Executive Board members may be reappointed or have their term extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Executive Board prior to the expiration of the member’s term if the member commits a serious breach of duty or is incapable of carrying out the member’s duties or if there is a bona fide vote of no confidence by a majority of the votes cast at a general meeting of shareholders.

A member of the Executive Board may not vote on matters relating to certain contractual arrangements between the member and the Schering AG Group. He/she may be liable to Schering AG if the member has a material interest in any contractual agreement between the Schering AG Group and a third party which was not disclosed to, and approved by, the Supervisory Board.

The current members of our Executive Board, their respective ages as of February 28, 2006, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

Name	Age	Position	Term of office
Dr. Hubertus Erlen	62	Chairman of the Executive Board; responsibilities: strategy and business development, corporate communication, senior executives, corporate audit, code of conduct compliance	1985 - 2008
Dr. Karin Dorrepaal	44	Member of the Executive Board; responsibilities: Diagnostic Imaging, Medrad, Inc., industrial operations and environment, corporate procurement	2004 - 2007
Dr. Ulrich Köstlin	53	Member of the Executive Board; responsibilities: Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region, marketing and sales	1994 - 2009
Prof. Dr. Rainer Metternich	50	Member of the Executive Board; responsibilities: research, preclinical development, corporate human resources	2006 - 2008
Marc Rubin, MD	51	Member of the Executive Board; responsibilities: development, Gynecology & Andrology, Specialized Therapeutics, Oncology	2003 - 2008
Dr. Jörg Spiekerkötter	46	Member of the Executive Board; responsibilities: finance and administration, corporate controlling, information technology, corporate risk management, Intendis GmbH	2002 - 2007

In addition, Lutz Lingnau and Prof. Dr. Dr. h.c. Günter Stock served on our Executive Board until the end of 2005.

Dr. Hubertus Erlen began his career with Schering AG in 1972 in a pharmaceutical manufacturing function. In 1978 he joined the central office of the Executive Board, which he later headed. Subsequently, he served as a member of the former Electroplating Divisional Board, among other roles, in the United States. In 1985, Dr. Erlen was appointed as a member of the Executive Board of Schering AG, and was, among other duties, responsible for the region North America as well as for Production and Human Resources. In April 2001, Dr. Erlen became Chairman of the Executive Board. He is responsible for Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Audit, and Code of Conduct Compliance.

Dr. Karin Dorrepaal joined Schering AG in 2004. Prior to joining the company, she worked for Booz Allen Hamilton, a management consultancy, where she specialized in the pharmaceutical industry. She received her Ph.D. in medicine from the Free University of Amsterdam. Dr. Dorrepaal was appointed as a member of the Executive Board of Schering AG on September 1, 2004, and is responsible for Diagnostic Imaging, Medrad Inc., Industrial Operations and Environment, and Corporate Procurement.

Dr. Ulrich Köstlin began his career with Schering AG in 1982 as a management trainee. He served as general manager for several subsidiaries of Schering AG in Latin America from 1983 to 1986. Subsequently he was appointed the head of the pharma division for Latin America and Canada. Prior to his appointment as a member of the Executive Board of Schering AG in 1994, he served from 1990 to 1993 as vice president of Berlex Laboratories, Inc., USA, and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994. Dr. Köstlin was appointed as a member of the Executive Board of Schering AG in 1994 and is responsible for the Europe Region, the United States Region, the Japan Region, the Latin America/Canada Region, and the Asia/Pacific Region. He is also responsible for Marketing and Sales.

Prof. Dr. Rainer Metternich joined Schering AG in 2000. Prior to joining Schering AG, Prof. Dr. Metternich’s career included positions in pharmaceutical research in both academia and industry. He held senior leadership positions at Sandoz Ltd. and Novartis International AG. Prof. Dr. Metternich was appointed as a member of the Executive Board of Schering AG on January 1, 2006, and is responsible for Research, Preclinical Development and Corporate Human Resources.

Marc Rubin, MD, joined Schering AG from GlaxoSmithKline in 2003. He started his career at the National Institutes of Health, where he served on the senior staff of the National Cancer Institute. He joined Glaxo, Inc. in 1990 as Director of Infectious Diseases Clinical Research in the USA. During his time at GlaxoSmithKline, Mr. Rubin held positions of responsibility in global clinical and commercial development overseeing programs in the USA, Europe, Asia and Latin America. In 2001, he was Senior Vice President of Global Clinical Pharmacology & Discovery Medicine. Mr. Rubin was appointed as a member of the Executive Board of Schering AG on October 1, 2003 and is responsible for Development, Gynecology & Andrology, Specialized Therapeutics and Oncology.

Dr. Jörg Spiekerkötter joined Schering AG in 1999 as head of Finance. Prior to joining Schering AG, Dr. Spiekerkötter was head of Legal, Trade Mark, Insurance at Hoechst Schering AgrEvo GmbH, Berlin, from 1994 to 1999. Dr. Spiekerkötter was appointed as a Deputy Member of the Executive Board of Schering AG in April 2002. In April 2003, Dr. Spiekerkötter was appointed Chief Financial Officer and member of the Executive Board. He is responsible for Finance and Administration, Corporate Controlling, Information Technology, Corporate Risk Management and Intendis GmbH, Schering AG’s dermatology business.

Other Senior Management

Hans-Peter Beissner joined Schering AG’s business trainee program in 1966. From 1972 to 1988, he held various managerial positions in the Latin America/Canada Region, including in Columbia, Peru and Mexico. In 1991, Mr. Beissner took over responsibility for Strategic Marketing Oncology and Dermatology at Schering AG. Since 1996 he has been Head of the Latin American/Canada Region.

Reinhard Franzen joined Schering AG in 1983 and has managed a variety of marketing, medical affairs and operational departments. He has gained experience working in many countries including Thailand, the Philippines, Germany and the United States. Most recently, Mr. Franzen served as Vice President and General Manager of the female health care business unit in the United States. In 2003, he became president and Chief Operating Officer of Berlex Laboratories, an operating unit of Berlex, Inc.

Darlene Jody, MD, joined Schering AG in 2004 as Vice President of Medical Affairs for Berlex Laboratories. Prior to joining Schering AG, she spent twelve years at the Bristol-Myers Squibb Company in their U.S. and Global Medical Affairs organizations and three years in Central Nervous System clinical development at Sandoz Pharmaceuticals. In 2005, she became Head of Schering AG’s Specialized Therapeutics business area.

Dr. Hans Maier joined Schering AG in 1987 as Manager of Strategic Planning and Business Development. From 1991 to 2005, he held several managerial positions within the Schering AG Group, including Head of Dermatology, Managing Director of Nihon Schering K.K. as well as Head of Corporate Strategy and Business Development. In December 2005, he became Head of Schering AG’s Diagnostic Imaging business area.

José E. Martino Alba joined Schering AG in 1983. From 1983 to 1989, he held several positions with Schering AG in Spain and South America, including as plant manager in Venezuela and Colombia. From 1989 to 1991, he served as a project manager for the European production subsidiaries of Schering AG. From 1991 to 2002, he was chairman of the board and managing director of Schering AG’s subsidiaries in China and Hong Kong. In September 2002, Mr. Martino was appointed as the representative director and president of Nihon Schering K.K.

Stefan Seeger began his career at Schering AG in 1970 as a business trainee. In 1995, he was appointed as Managing Director Pharma Operations of Nihon Schering K.K. and in 2000 as General Manager of Schering Deutschland GmbH. In July 2004, he became head of the Europe Region.

Philip Smits, MD, joined Schering AG in 2003 as head of the Gynecology & Andrology business area. Prior to joining Schering AG, he served for over thirteen years in various clinical research and medical management functions at Eli Lilly and Company in Europe and North America as well as at Aventis Pharmaceuticals, Inc., and has experience in the fields of endocrinology, infectious diseases and osteoporosis.

Klaus Wulf joined Schering AG in 1971. From 1978 to 1988, he managed subsidiaries of Schering AG in Ecuador, Venezuela and Columbia. In 1992, he was appointed Head of Group Contolling of Schering AG. In 1995, he assumed the role of one of the Regional Managing Directors of Schering AG’s Europe Region. He now heads the Asia/Pacific Region.

Peter Zündorf joined Schering AG in 2005 as Head of the European Business Unit Oncology. Prior to joining Schering AG, he held positions at Sanofi-Aventis, where he headed the Marketing and Sales organization of Aventis Pharma Germany and was later General Manager for Commercial Operations. Before joining Sanofi-Aventis, Mr. Zündorf held various positions within the Rhône-Poulenc Group with special emphasis on their oncology business. As of February 1, 2006, Mr. Zündorf was appointed Head of the Oncology business area.

COMPENSATION

In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of €35,000 plus a remuneration based on both short-term and long-term performance. The short-term remuneration reflects the earnings per share of a given calendar year. The long-term remuneration is based on the increase in the value of Schering AG’s stock over a period of three years. The Chairman of the Supervisory Board receives 2.25 times the remuneration of other members, the Vice Chairman receives 1.1 times of such remuneration. In addition, the Supervisory Board receives €585,000 annually to remunerate its members for their service on committees. The Supervisory Board decides from time to time how to distribute these funds.

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members for their service on the Supervisory Board for 2005 amounted to €2,373,000 and is comprised of the following components:

Name
€ thousand	Fixed compensation	Committee functions	Variable compensation	Long-term compensation*	Total
Dr. Giuseppe Vita (Chairman of the Supervisory Board)	79	120	112	41	352
Norbert Deutschmann (Vice Chairman)	39	120	55	20	234
Dr. Karl-Hermann Baumann	35	75	50	18	178
Hans-Georg Bleeck	35	0	50	18	103
Prof. Dr. Piet Borst	35	30	50	18	133
Dr. Matthias Döpfner	35	0	50	18	103
Prof. John A. Dormandy	35	30	50	18	133
Dr. Reiner Hagemann	35	60	50	18	163
Johannes Heitbaum	35	0	50	18	103
Dr. Martin Kohlhaussen	35	0	50	18	103
Hermann-Josef Lamberti	35	0	50	18	103
Dr. Hans-Peter Niendorf	35	30	50	18	133
Detlef Pfotenhauer	35	0	50	18	103
Dr. Ulrich Sommer	35	30	50	18	133
Sabine Süpke	35	30	50	18	133
Heinz-Georg Webers	35	60	50	18	163
Total	608	585	867	313	2,373
* linked to the share price performance over a period of three years

The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 2005 amounted to €19,064,000 and is comprised of the following components:

Name
€ thousand	Fixed compensation	Variable compensation	Option rights granted	Others[1]	Total	Number of options granted
Dr. Hubertus Erlen (Chairman)	720	2,175	605	24	3,524	60,000
Dr. Karin Dorrepaal	540	1,624	404	22	2,590	40,000
Dr. Ulrich Köstlin	540	1,624	404	22	2,590	40,000
Lutz Lingnau	540	1,624	50	390	2,604	5,000
Marc Rubin, MD	540	1,624	202	203	2,569	20,000
Dr. Jörg Spiekerkötter	540	1,624	404	24	2,592	40,000
Prof. Dr. Günter Stock	540	1,624	404	27	2,595	40,000
Total	3,960	11,919	2,473	712	19,064	245,000

[1] Non-cash benefits in the form of company cars, jubilee benefits and subsidies for insurance. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

The maximum number of shares that can be received by the members of the Executive Board under the provisions of stock-based compensation plans amounts to 647,000; of which Dr. Hubertus Erlen (Chairman) can receive up to 134,000.

Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to €2,201,785. As of December 31, 2005, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to €43,423,368.

Stock-Based Compensation Plans

The Long Term Incentive Plan 2005

In 2005, we implemented the Long Term Incentive Plan 2005. The plan has a duration of seven years and the share options vest over three years. The grants were made in May 2005 to approximately 370 participants worldwide in two categories: a Top Executive group of approximately 50 participants and a Key Managers group of approximately 320 participants.

Participants received share options with an exercise price of €51.22 per share (average share price on the date of grant). The options can only be exercised if, at the time of exercise, the share price has increased by at least 30% or has outperformed the MSCI World Pharmaceutical & Biotechnology Index since the inception of the plan. Participants in the Top Executives group are required to make a personal investment in, and hold until the end of the vesting period, one share for every ten share options they are granted.

Most of the options granted under the Long Term Incentive Plan 2005 will be cash-settled, for 22% of the options the resulting pay-out will be provided in shares or ADRs of Schering AG.

The Long Term Incentive Plan 2004

In 2004, we implemented the Long Term Incentive Plan 2004. The plan has a duration of seven years and the share options vest over three years.

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

Participants in the Key Managers group received share options with an exercise price of €48.14 per share (a 10% premium over the average share price on the date of grant). Participants in the Key Managers group are not required to make a personal investment in shares. Other than for the three-year vesting period, there are no other conditions to exercise of the share options by participants in the Key Managers group.

All of the options granted under the Long Term Incentive Plan 2004 will be cash-settled.

The Long Term Incentive Plan 2001

In 2001, we established the Long Term Incentive Plan 2001. The program is comprised of three tranches. The plan has a duration of seven years, and share options awarded under the plan vest over three years.

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

Participants in the Key Managers group received share options with an exercise price of €60.13 per share (a 10% premium over the average share price on the date of grant). Participants in the Key Managers group are not required to make a personal investment in shares. Other than for the three-year vesting period, there are no other conditions to exercise of the share options by participants in the Key Managers group.

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

All of the options granted in May 2003 will be cash-settled.

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

In connection with the aforementioned Long Term Incentive plans, we have purchased call options on Schering AG shares as a hedge. As of the end of 2005, we had 2,818,830 call options with an average strike price of €46.06.

The following table sets forth, as of December 31, 2005, certain information relating to the Long Term Incentive Plan 2000:

Plan	Initial exercise date	Expiration date	Number of options outstanding	Maximum number of award shares
LTI Plan 2000	January 1, 2003	December 31, 2006	585	105,300

The following table summarizes certain information relating to the Long Term Incentive Plan 2001 and Long Term Incentive Plan 2004:

Plan	Initial exercise date	Expiration date	Exercise price €	Number of options granted/remaining
LTI Plan 2001/I	May 2, 2004	May 1, 2008
-"Top Executives" group			54.66	413,500/303,800
-"Key Managers" group			60.13	812,100/727,800
LTI Plan 2001/II	May 2, 2005	May 1, 2009
-"Top Executives" group			66.48	411,000/381,000
-"Key Managers" group			73.13	1,040,500/938,400
LTI Plan 2001/III	May 2, 2006	May 1, 2010
-“Top Executives” group			40.18	420,700/400,700
-"Key Managers" group			44.20	1,173,000/1,069,000
LTI Plan 2004	May 2, 2007	May 1, 2011
-“Top Executives” group			43.76	333,300/333,300
-"Key Managers" group			48.14	932,400/883,000
LTI Plan 2005	May 2, 2008	May 1, 2012	51.22	1,363,800/1,358,800

BOARD PRACTICES

Upon the occurrence of certain events that are deemed to constitute a change of control of Schering AG, if the employment of a member of the Executive Board should be terminated or should not be extended or should be substantially affected, then such Executive Board member may be entitled to continued payments for a defined period of time. Such continued payments would be determined based on the annual compensation of such Executive Board member. Otherwise, the employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

The Supervisory Board has established a number of committees, including an executive committee (Geschäftsausschuss), an audit committee, a research and development committee, and a nomination and compensation committee (Personalausschuss). Each of these committees comprises an equal number of shareholder representatives and employee representatives. Schering AG is not required to have these committees under German law.

The members of the executive committee are Dr. Giuseppe Vita (chairman), Norbert Deutschmann, Dr. Reiner Hagemann, and Sabine Süpke. The executive committee prepares meetings of the Supervisory Board and acts on urgent matters in between the sessions of the full Supervisory Board.

The members of the audit committee are Dr. Karl-Hermann Baumann (chairman), Norbert Deutschmann, Dr. Giuseppe Vita and Heinz-Georg Webers. The audit committee prepares the Supervisory Board’s recommendation on the auditor to be elected by the Annual General Meeting and enters into the contract with such auditor. As described under “Item 16.C - Principal Accountant Fees and Services”, the audit committee also approves the engagement of the auditor to perform any non-audit services. It reviews the quarterly financial statements and the risk management system of the company. It also reviews the annual financial statements and issues a recommendation to the full Supervisory Board as to their adoption.

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

These committees of the Supervisory Board do not necessarily comply with the various corporate governance rules issued by the New York Stock Exchange that are applicable to comparable committees of U.S. domestic companies that are listed on such exchange.

EMPLOYEES

The annual average of employees by the Group during 2003, 2004 and 2005 was
26,561, 26,131 and 25,037, respectively. This corresponds to 26,049, 25,647 and 24,565 full-time equivalents (FTEs)*.

As of December 31, 2005, we employed 24,658 persons or 24,124 FTEs. The following tables set forth, as of December 31, 2004, a breakdown of our employees by the main category of activity and by geographic area:

Category of activity:	Number	FTE*
Administration	4,017	3,920
Research and development	4,179	4,052
Production	7,511	7,286
Marketing and sales	8,951	8,866
Total	24,658	24,124

Geographic areas:	Number	FTE*
Schering AG	7,404	7,023
Europe Region	6,961	6,879
United States Region	3,890	3,873
Japan Region	1,235	1,232
Latin America/Canada Region	2,386	2,369
Asia/Pacific Region	1,618	1,590
Other employees	1,164	1,158
Total	24,658	24,124
* From January 1, 2006, employees will be stated as full-time equivalents (FTEs). Employees working part-time are proportionately considered according to their individually contracted working time.

The decrease in the number of persons employed by the Group in 2005 was mainly due to the initial implementation of the FOCUS Initiative, the ongoing consolidation of our worldwide production sites and the consolidation of our global development functions. We do not employ a significant number of temporary employees.

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

SHARE OWNERSHIP

Employee Share Program

Schering AG and many of its subsidiaries have established an Employee Stock Ownership Program and offer Schering AG shares to the employees at subsidized prices. The scope of this program includes many of the subsidiaries worldwide. The program continued in 2005 with approximately 0.3 million shares being bought by employees.

Share Ownership by Directors

No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of our outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of February 1, 2006, Schering AG had an aggregate of 190,000,000 shares outstanding and an additional 4,000,000 shares were held as treasury shares.

The shares are issued only in bearer form. Therefore, we are unable to determine how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of February 2006 approximately 19% of the shares were held in the United States. As of February 1, 2006 there were 1,760 registered holders of American Depositary Receipts (ADRs) under our sponsored program with JP Morgan Chase Bank. The ADRs are listed on the New York Stock Exchange, and each ADR represents one share. One of the registered holders is the Depository Trust Company, which represents the total number of ADRs held in book-entry-form. The ADR holders collectively held 9,401,628 ADRs, or approximately 4.3% of the total issued shares as of February 1, 2006.

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

From January 1, 2005, until January 31, 2006, Schering AG received two notifications according to Section 21 of the German Securities Trading Act. In September 2005, Allianz Aktiengesellschaft (“Allianz”) notified Schering AG that its subsidiary AZ-SER Vermögensverwaltungsgesellschaft mbH, Munich, had exceeded the thresholds of 5% and 10% due to shares being transferred internally within the Allianz group and, for the purpose of the Act, had been interested in 10.58% of Schering AG’s total outstanding shares and ADRs as of September 14, 2005. In December 2005, Schering AG received a further notification by Allianz specifying that the share of voting rights held in Schering AG by the Allianz subsidiary AZ-Agros 19 AG, a company that in the future would be acting under the company name of “Allianz Deutschland AG”, Munich, had exceeded the thresholds of 5% and 10% due to internal restructuring measures within the Allianz group on November 17, 2005, and now amounted to 10.85%.

In addition to the aforementioned notifications under German securities laws, Schering AG has been informed that Allianz AG filed a 13-G statement reporting direct or indirect share holdings as per December 31, 2005 representing approximately 11.8% of the outstanding shares. Major shareholders do not have different voting rights than our other shareholders.

To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Shareholders

Certain companies belonging to the Allianz Group currently provide insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors' and officers' liability as well as marine, personal accident and automobile insurance. We believe that these services are provided on an arm’s length basis.

Directors

Certain members of the Supervisory Board are members of boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

A relocation loan originally made in the amount of $46 thousand that had been made in 1993 to an employee that subsequently became a member of our Executive Board remains outstanding. As of December 31, 2005, the balance of such loan, which is non-amortizing and bears interest at a compounded semi-annual rate of 6%, was $95 thousand.

According to section 15a of the German Securities Trading Act (”Wertpapierhandelsgesetz”), the members of the Executive Board and of the Supervisory Board of Schering AG have to notify transactions in securities of Schering AG. This applies to transactions of a Board member, or the member’s close relatives, exceeding €5,000 per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member have their own obligation to disclose their Schering AG securities’ dealings. During 2005, Schering AG has been notified of a total of 15 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its website. Members of the Executive Board have purchased 25,460 Schering AG shares and have exercised 66,645 call options on Schering AG shares. One member of the Supervisory Board has sold 23,826 Schering AG shares and has exercised 20,625 call options on Schering AG shares. A list with all details of the notified transactions is available on the Schering AG website under www.schering.de/Investor Relations/Corporate Governance/Directors Dealings.

Item 8. Financial Information

LEGAL PROCEEDINGS

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters. While the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. However, Schering AG cannot guarantee you that this will be the case. What we believe to be the most significant of these proceedings and claims are described below.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the U.S. District Court in February 2004. In October 2005, the U.S. District Court once again decided in favor of Medrad on a summary judgement motion, ruling that the patents of Liebel-Flarsheim are invalid. At the same time the court ruled that Medrad had infringed those patents. These rulings are being appealed by both Liebel-Flarsheim and Medrad. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Following the sale of Schering’s share in Aventis CropScience to Bayer AG in 2003, Bayer CropScience AG initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG demanded payments of damages. While these arbitration proceedings and a number of other claims raised by Bayer CropScience AG in connection with the Aventis CropScience Stock Purchase Agreement were settled in December 2005, there are still several other claims pending from this agreement that might lead to damages being awarded to Bayer CropScience AG.

One of the Group's German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board in Hamburg (“Öffentliche Rechtsauskunft – und Vergleichsstelle”) from 157 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be without merit.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of thirty five plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries, including breast cancer, ovarian cancer, stroke and pulmonary embolism. The lawsuits of thirty two of these plaintiffs have been removed to the Multi-District Litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and two others in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

On April 29, 2005 Schering AG and Berlex, Inc. filed a complaint against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in the U.S. District Court in New Jersey claiming infringement of a Schering micronization patent covering Yasmin. On June 10, 2005, Barr filed a counterclaim for invalidation of the micronization patent. Schering AG and Berlex are vigorously pursuing their claims and contesting the counterclaims of Barr.

Claims and proceedings that were disclosed in the report of 2004 and that are not described herein have either been substantially resolved or are in our judgement not expected to give rise to liability that could have a significant effect on the Schering AG Group’s consolidated results of operations, financial position and cash flows.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Schering AG since December 31, 2005.

Item 9. The Listing

LISTING DETAILS

Stock Price History

The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Xetra trading system of the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and the high and low prices of the American Depositary Receipts (ADRs), each representing one share, which were listed on the New York Stock Exchange (NYSE) on October 12, 2000. See the discussion under "Item 3 – Key Information-Exchange – Rates" with respect to rates of exchange between the U.S. dollar and the Euro applicable during the periods set forth below. While Schering AG's shares are also listed on the Zurich stock exchange, the trading volume of the shares there is negligible. Therefore, providing stock price information for this trading market would not be meaningful.

	New York Stock Exchange price per ADS		Frankfurt Stock Exchange price per share
	High	Low	High	Low
	($)		(€)
2001
Annual	58.38	43.50	66.60	46.61
2002
Annual	63.60	40.31	69.58	40.40
2003
First Quarter	46.80	34.16	44.52	31.60
Second Quarter	54.67	41,76	46.40	37.10
Third Quarter	49.50	38.88	44.00	35.22
Fourth Quarter	52.60	43.40	43.45	37.00
Annual	54.67	34.16	46.40	31.60
2004
First Quarter	58.50	45.72	46.30	37.15
Second Quarter	59.34	45.80	48.68	38.35
Third Quarter	63.20	54.00	51.30	44.25
Fourth Quarter	75.36	59.72	56.05	48.51
Annual	75.36	45.72	56.05	37.15
2005
First Quarter	78.09	64.42	58.86	48.78
Second Quarter	69.18	61.35	54.16	49.55
Third Quarter	66.40	60.18	53.98	49.09
August	66.40	62.58	53.98	50.77
September	65.71	60.65	52.98	49.84
October	64.63	59.80	53.57	49.94
November	65.02	61.23	55.66	50.69
December	67.00	64.35	57.00	54.20
Fourth Quarter	67.00	59.80	57.00	49.94
Annual	78.09	59.80	58.86	48.78
2006
January	69.66	66.75	57.62	54.73

Share Capital

The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On December 31, 2005, there were 194,000,000 shares without par value issued, of which 4,000,000 shares were held as treasury shares. There are also American Depositary Receipts (ADRs) issued under our sponsored ADR program with JP Morgan Chase Bank. Each ADR evidences an American Depositary Share (ADS) which represents one share. On January 31, 2006, there were 7,948,869 issued and outstanding ADRs.

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

Share Capital

The share capital of Schering AG consists of Schering AG ordinary shares, all of which have been issued in bearer form. As of the date of this annual report, the issued share capital (Grundkapital) of Schering AG was Euro 194,000,000, divided into 194,000,000 no par value shares (Stueckaktien), of which Euro 190,000,000 were outstanding and Euro 4,000,000 were treasury shares. The Schering AG ordinary shares have a calculated nominal value (rechnerischer Wert – amount of the share capital proportionally attributed to one no par value share) of Euro 1.00 each. Schering AG has not issued any preference shares.

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

Dividends

Under German law, German corporations must withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident holders. An applicable tax treaty may reduce the rate of withholding tax on dividend distributions paid to Non-German Holders. Most tax treaties to which Germany is party, including the treaty between Germany and the United States (the "Treaty"), reduce the withholding tax rate to 15%. You would receive this reduction by applying for a refund of the difference between the tax withheld at the statutory rate of 20% and the applicable treaty rate to the German tax authorities, located at theBundeszentralamt fuer Steuern, An der Kueppe 1, D-53225 Bonn, Germany. If you are entitled to benefits under the Treaty, a special refund procedure may apply, which we describe below under the heading " – Dividend refund procedure for U.S. holders".

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 20% withholding. At this rate, the surtax amounts to 1.1% (5.5 x 20%) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

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

Dividend Refund Procedure For U.S. Holders

For shares and ADSs that are kept in custody with the Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and surtax, on a trial basis. Under this procedure, the Depositary Trust Company may submit claims for refunds payable to U.S. holders as defined below under the heading “ – U.S. Taxation” under the Treaty collectively to the German tax authorities on behalf of these U.S. holders. The German Federal Tax Office (Bundeszentralamt fuer Steuern) will pay the refund amounts on a preliminary basis to the Depositary Trust Company, which will redistribute these amounts to you and other U.S. holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund conforms with the law within four years after making the payment to the Depositary Trust Company. Details of this collective refund procedure are available from the Depositary Trust Company.

If you are not eligible for the special refund procedure described in the preceding paragraph, you must make an individual claim for refund. Individual claims for refund are made on Form "Claim for refund of German withholding taxes on dividends and/or interest", which you must file with the German authorities at the Bundeszentralamt fuer Steuern, An der Kueppe 1, D-53225 Bonn, Germany. You can obtain copies of the required form from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998. The required form can be found on the internet under www.bzst.bund.de, going to “Suche” (search), and then inserting the name of the Form.

As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States Federal income tax return. You can obtain IRS Form 6166 by filing a request via Form 8802 with the Internal Revenue Service, Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You can obtain Form 8802 and Instructions to Form 8802 on the internet at www.irs.gov in the section titled “Forms and Publications.” You may also call 1-800-829-3676 to obtain the Form and Instructions by U.S. mail.

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

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings, judicial decisions and administrative pronouncements, as currently in effect, as well as on the Treaty. These laws are subject to change, which changes may have retroactive effect.

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

Taxation of Dividends

U.S. Holders

If you are a U.S. holder, you must include in your total income the gross amount of any dividend including any German tax withheld on the dividend paid by Schering AG out of its current or accumulated earnings and profits, as these amounts are determined for United States Federal income tax purposes.

The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends received by individuals through December 31, 2008 will be taxed at a maximum rate of 15% provided that such individual has owned the shares or ADSs, as the case maybe, for more than 60 days in the 121-day period beginning 60 days before the date on which the shares or ADSs became ex-dividend. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Subject to certain limitations, you may credit against your United States Federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you generally will be treated as paying German withholding taxes of €15 on every €100 of gross dividend paid by Schering AG (€21.1 basic withholding tax and surtax on the gross dividend minus applicable Treaty refund of €6.1). If you are eligible for the reduced 15% tax rate on dividends, certain adjustments have to be made to the determination of the maximum amount of foreign tax that may be credited against your U.S. Federal tax liability. These adjustments reduce the maximum amount of foreign tax credits. Therefore in most cases the German withholding might not be fully credited against your U.S. Federal tax liability. The impact of the effective tax rate on dividends resulting from the dividend rate reduction together with the adjustment to the foreign tax credit limitations depends on each individual’s tax situation. If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States Federal income tax unless effectively connected with your conduct of a trade or business within the United States (and if a tax treaty applies, unless attributable to a permanent establishment that you maintain in the United States). In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation Of Capital Gains

U.S. Holders

If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount that realized on the disposition and your tax basis, determined in U.S. dollars, in your shares or ADSs. This capital gain or loss generally will be treated as long-term capital gain or loss if the holding period in your shares or ADSs exceeds one year. In the case of certain U.S. holders (including individuals), any capital gains generally will be subject to U.S. federal income tax at preferential rates if the U.S. holder meets the specified minimum holding periods. The deductibility of capital losses is subject to significant limitation. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15% through December 31, 2008, for property held more than one year. Additionally, gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

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

Backup Withholding And Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements to the United States Internal Revenue Service (IRS) and possible U.S. backup withholding tax at a rate that is currently 28% if you are a non-corporate United States person and, you:

fail to provide an accurate taxpayer identification number;
are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or
in certain circumstances, fail to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Forms W-8BEN or W-8ECI.

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

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States IRS.

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

FOREIGN EXCHANGE RISK MANAGEMENT

Approximately 60% of our net sales in 2005 were made in currencies other than the Euro, including the U.S. dollar, the Japanese Yen, the British pound sterling and the Brazilian real. See "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency" for information on the range of currencies in which we made sales in 2003, 2004 and 2005. We therefore face considerable foreign exchange risks regarding our balance-sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-Euro currencies). In accordance with our risk management policy, balance-sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 2005, the maximum term of our foreign exchange contracts was less than six months.

Hedges for Balance-Sheet Exposure

The following table sets forth, as of December 31, 2005, information about foreign currency forward exchange contracts entered into to hedge our balance-sheet exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs		(€million)

Australian dollar	Euro	1.6093	(3.3)	0.0
British pound	Euro	0.6793	(9.9)	0.1

Canadian dollar	Euro	1.3902	6.6	0.1
Czech krona	Euro	28.88	(2.7)	0.0
Euro	South Korean won	1213.50	4.0	(0.1)
Euro	Taiwanese dollar	39.86	3.8	(0.1)

Japanese yen	Euro	139.07	54.3	0.1
Japanese yen	Euro	139.09	(135.9)	(0.2)

Polish zloty	Euro	3.8562	(17.2)	0.0
South African rand	Euro	7.7641	(7.7)	(0.3)

Swiss franc	Euro	1.5397	(3.1)	0.0
Thailand bath	Euro	48.71	(8.3)	0.0
U.S. dollar	Euro	1.1973	556,1	8.2
U.S. dollar	Euro	1.2026	(11.6)	(0.2)

Hedges for Anticipated Exposure

The following table sets forth, as of December 31, 2005, information about foreign currency forward exchange contracts entered into to hedge our anticipated exposure:

Foreign currency forward exchange agreements
		Exchange rate	Contract amount buy (sell)	Fair value
Currency pairs			(€million)
Australian dollar	Euro	1.6093	(39.1)	0.0
British pound	Euro	0.6878	5.8	0.0
British pound	Euro	0.6796	(56.2)	0.5
Canadian dollar	Euro	1.3902	7.3	0.1
Canadian dollar	Euro	1.3902	(15.3)	(0.2)

Czech krona	Euro	28.88	(14.1)	0.1
Hungarian forint	Euro	252.99	(7.4)	0.0

Japanese yen	Euro	139.07	15.5	0.0
Japanese yen	Euro	139.07	(68.4)	(0.1)
Mexican peso	Euro	12.72	4.0	0.0
Mexican peso	Euro	12.72	(26.6)	(0.3)
Polish zloty	Euro	3.8562	5.2	0.0
Polish zloty	Euro	3.8562	(14.8)	0.0
South African rand	Euro	7.7641	2.7	0.1
South African rand	Euro	7.7641	(11.1)	(0.4)

Swedish krona	Euro	9.4340	(11.0)	(0.1)
Swiss franc	Euro	1.5397	6.4	(0.1)
Swiss franc	Euro	1.5397	(19.6)	0.2

Thailand bath	Euro	48.71	(6.2)	0.0
U.S. dollar	Euro	1.1806	19.0	0.0
U.S. dollar	Euro	1.2024	(300.9)	(5.7)

Foreign currency option contracts
	Option type	Strike price	Contract amount	Fair value

			In € million	In € million
Japanese yen/Euro	long put	146.30	20.5	0.1
U.S. dollar/Euro	long put	1.1985	41.7	0.7

2005 Compared to 2004

The foreign currency hedge for our balance sheet exposure increased from a total nominal amount of €477m as of December 31, 2004 to €692m as of December 31, 2005. The primary reason for this increase was increased intercompany loans and the extension of the balance sheet exposure definition to include local inventories.

The foreign currency hedge for our anticipated exposure increased from €500m as of December 31, 2004 to €589m as of December 31, 2005, mainly due to growing business volume and higher exchange rates.

ASSET-LIABILITY RISK MANAGEMENT

Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 2005, our cash and securities classified as current assets amounted to €1,209m. Our short-term cash deposits are mainly Euro-denominated. Our total bank liabilities as of December 31, 2005 amounted to €255m. A 4-year bank loan in U.S. dollar comprises the main part of these liabilities.

As of December 31, 2005, our positive net cash position (which we define as marketable securities and cash and cash equivalents less bank loans and overdrafts) was €954m. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short- term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under “– Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance-sheet exposure.

The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 2005.

Assets and liabilities
	2006	2007	2008	2009	2010	There- after	Total	Fair value
Euro:	(€million)
Fixed income
Cash/Deposits	602						602	602
Average yield (%)	2.4%						2.4%
Fixed income securities	209	20	15	15		2	261	264
Average yield (%)	3.0%	4.0%	3.5%	2.4%		3.1%	3.1%
Liabilities	(12)						(12)	(12)
Average yield (%)	2.4%						2.4%
Other:
Equity securities (mainly Euro)							10	17
U.S. dollar
Fixed income
Cash/Deposits	56						56	56
Average yield (%)	4.5%						4.5%
Fixed income securities*						74	74	74
Average yield						4.5%	4.5%
Liabilities	(10)			(223)		(3)	(236)	(236)
Average yield (%)	4.4%			4.5%		3.0%	4.5%
Other
Equity securities							31	31

Alternative Investments							56	56
Other currencies:
Fixed income
Cash/deposits	119						119	119
Liabilities	(7)						(7)	(7)
*invested in Mutual Bond Funds

Derivative positions
	2006	2007	2008	2009	2010	There- after	Total	Fair Value
Euro:	(€million)
Fixed income
German Bund Futures						6	6	0
Yield (%)						3.3%	3.3%
German Bobl Futures					11		11	0
Yield (%)					3.1%		3.1%

Interest rate swap		150					150	2
Yield (%)		2.5%					2.5%
Japanese yen:
Japanese government bond futures						(4)	(4)	0
Yield (%)						1.2%	1.2%
Other derivatives:
Euro:
Long call options on Schering AG shares	8	31	51	51	20	0	160	37
U.S. Dollar:
Long equity swap on S&P 500	11							0

Asset-Liability Risk Management also includes the asset allocation and risk monitoring within the German Pension Trust with total assets under management amounting to €1,460m as of December 31, 2005. This task is also performed by the Corporate Treasury Department.

2005 Compared to 2004

Our net cash position as described above increased by €174m to €954m at December 31, 2005 from €780m at December 31, 2004.

EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity investments in our collaboration partners from time to time. In most cases, the transfer and sale of these equity investments are subject to contractual and regulatory restrictions. Equity investments subject to such restrictions are shown in the Balance Sheet in our Consolidated Financial Statements under " Other Financial Assets/Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately €46m as of December 31, 2005. The market value of certain of these equity investments can fluctuate significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments. In 2005, no material impairment charges have been recognized for these equity investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2005 (the “Evaluation Date“), Schering Aktiengesellschaft (the “Company“) conducted an evaluation (under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Report of Schering AG's Management on Internal Control Over Financial Reporting: Schering AG’s Executive Board and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting as of December 31, 2005. The Schering AG Group’s internal control system was designed to provide reasonable assurance to the Schering AG Group’s management and Executive Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Schering AG Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of December 31, 2005, Schering AG Group’s internal control over financial reporting is effective.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2005 have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report which is included under Item 18.

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

Item 16.A. Audit Committee Financial Expert

The Supervisory Board has determined that Dr. Karl-Hermann Baumann, chairman of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. Dr. Baumann is independent within the meaning of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. See “Item 6 – Directors, Senior Management and Employees – Board Practices”.

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

The code of ethics is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Item 16.C. Principal Accountant Fees and Services

BDO has served as Schering AG Group’s principal independent auditor for each of the fiscal years in the three-year period ended December 31, 2005. Fees billed by BDO for professional services in each of the last two fiscal years were as follows:

	Year ended December 31,
	2005	2004
	€	€
	(in millions)
Audit fees	6.4	5.7
Audit-related fees	0.1	0.1
Tax fees	0.3	0.4
All other fees	0.1	0.0
Total	6.9	6.2

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

In 2005, all audit-related services, tax services and all other services were approved by the Audit Committee either on a case-by-case basis or pre-approved under the provision that the accumulated fees for such services do not exceed 5% of the total fees and the Audit Committee is notified of such services before they are completed.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Schering AG relies upon the exemption available pursuant to Rule 10A-3 (b) (iv) (c) under the Securities Exchange Act of 1934 with respect to the Audit Committee. Mr. Norbert Deutschmann and Mr. Heinz-Georg Webers are employees elected to the Supervisory Board in accordance with the German Co-Determination Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliate Purchasers

	(a) Total number of Shares purchased	(b) Average Price Paid Per Share (€)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2005	7,507	53.93	0
February 2005	176,691	53.96	0
March 2005	21,980	56.12	0
April 2005	17,555	53.16	0
May 2005	6,701	52.56	0
June 2005	3,607	51.60	0
July 2005	17,338	50.87	0
August 2005	3,478	51.95	0
September 2005	2,555	52.18	0
October 2005	2,754	50.87	0
November 2005	4,932	51.09	0
December 2005	2,054	53.70	0
Total 2005	267,152	53.69	0

In 2005, the authorization given by the Annual General Meeting (AGM) for the Share Buyback Program (amounting to 15 million shares) was not used. Shares were only purchased under our international Employee Stock Ownership Programs (ESOPs). The total number of shares purchased, including ADSs, was 267,152. In 2004, we repurchased 4,249,083 of our own shares (including ADSs) of which 249,083 shares were designated for and used in our ESOPs. The remaining 4 million shares were purchased within Share Buyback Programs authorized by the AGM in 2003 and 2004. The repurchases were made in open-market transactions. The current AGM authorization for the Share Buyback Program will expire on September 30, 2006, unless renewed at the next AGM on April 19, 2006. As of December 31, 2005, 15.0 million shares may still be purchased under the Share Buyback Program authorized by the AGM. We announced a new Share Buyback Program for an amount of up to €500m on February 20, 2006. In 2006, Schering AG will continue offering ESOPs to its employees. The exact number of the shares to be purchased under ESOPs is unknown until completion of the programs.

PART III

Item 17. Financial Statements

Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

See our Consolidated Financial Statements beginning at F-1.

Item 19. Exhibits

1.1	Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language convenience translation thereof)
2.1	Form of Deposit Agreement among Schering Aktiengesellschaft, JP Morgan Chase Bank, as depositary, and the holders from time to time of American Depositary Receipts*
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request
4.1	Summary of Employment Arrangements between Schering AG and Dr. Hubertus Erlen
4.2	Summary of Employment Arrangements between Schering AG and Dr. Karin Dorrepaal
4.3	Summary of Employment Arrangements between Schering AG and Dr. Ulrich Köstlin
4.4	Summary of Employment Arrangements between Schering AG and Mr. Marc Rubin
4.5	Summary of Employment Arrangements between Schering AG and Dr. Jörg Spiekerkötter
4.6	Summary of Employment Arrangements between Schering AG and Prof. Dr. Dr. hc. Günter Stock
4.7	Summary of Employment Arrangements between Schering AG and Mr. Lutz Lingnau
8.1	Subsidiaries of Schering Aktiengesellschaft
11.1	Code of Ethics of Schering Aktiengesellschaft**
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to Form 20-F Registration Statement of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on September 27, 2000
** Incorporated by reference to Form 20-F annual report of Schering Aktiengesellschaft filed with the Securities and Exchange Commission on March 8, 2004

SIGNATURES

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

Date: March 9, 2006

Schering AG

Index to Consolidated Financial Statements

Report of Registered Independent Auditors
Consolidated Financial Statements:
Consolidated Income Statements for the years ended December 31, 2005, 2004 and 2003
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Cash Flow Statements for the years ended December 31, 2005, 2004 and 2003
Consolidated Statement of Recognized Income and Expense for the years ended December 31, 2005, 2004 and 2003
Notes to the Consolidated Financial Statements

Report of Registered Independent Auditors

Consolidated financial statements

We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG), as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and the statement of recognized income and expense for each of the years in the three-year period ended December 31, 2005. The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether the consolidated financial statements comply with IFRSs, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German generally accepted standards on Auditing promulgated by the Institute of Public Auditors in Germany (IDW), with the International Standards on Auditing (ISA) and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the net assets, financial position as of December 31, 2005 and 2004 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with IFRSs as adopted by the EU.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected equity as of December 31, 2005 and 2004 and net profit for each of the years in the three-year period ended December 31, 2005 to the extent summarized in Notes (36) and (37) to the consolidated financial statements.

Internal Control over Financial Reporting

In addition we have audited management’s assessment of internal control over financial reporting, included in Item 15: Controls and Procedures - Report of Schering AG's Management on Internal Control Over Financial Reporting, that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Schering Aktiengesellschaft is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria issued by COSO established in Internal Control – Integrated Framework. Also in our opinion, Schering Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria issued by COSO established in Internal Control – Integrated Framework.

Berlin, Germany

February 27, 2006

BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Schering AG

CONSOLIDATED INCOME STATEMENTS OF THE SCHERING AG GROUP

Consolidated Income Statements for the Years Ended December 31, 2005, 2004 and 2003

(in Millions Except per Share Data)

	See Notes	2005	2005	2004	2003
		$ million(1)	€ million	€ million(2)	€ million(2)
Net sales		6,286	5,308	4,907	4,828
Cost of sales		(1,488)	(1,256)	(1,206)	(1,233)
Gross profit		4,798	4,052	3,701	3,595
Marketing and selling costs		(1,998)	(1,687)	(1,544)	(1,519)
Engineering and administration costs	(7)	(618)	(522)	(522)	(563)
Research and development costs		(1,163)	(982)	(918)	(923)
Other operating income	(8)	512	432	362	399
Other operating expenses	(9)	(432)	(365)	(311)	(293)
Operating profit		1,099	928	768	696
Financial result	(10)	50	42	(9)	15
Profit before taxes		1,149	970	759	711
Income taxes	(11)	(410)	(346)	(252)	(259)
Profit for the period		739	624	507	452
Attributable to:
Net profit		733	619	504	449
Minority interest		6	5	3	3
EARNINGS PER SHARE basic (in €)	(12)	3.86	3.26	2.64	2.31
EARNINGS PER SHARE diluted (in €) (3)	(12)	3.86	3.26	2.63	2.31

(1) The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of $1.1842 to €1.00, the noon buying rate on December 30, 2005.
(2) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(3) Potential Dilution from stock options issued as part of Long Term Incentive Plans.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED BALANCE SHEETS OF THE SCHERING AG GROUP

Consolidated Balance Sheets as of December 31, 2005 and 2004

	See Notes	2005	2005	2004
		$ million(1)	€ million	€ million(2)
ASSETS
Intangible assets	(14)	822	694	678
Property, plant and equipment	(15)	1,375	1,161	1,176
Marketable securities	(16)	281	237	233
Other financial assets	(17)	85	72	101
Deferred taxes		382	323	283
Other non-current assets		38	32	67
Total non-current assets		2,983	2,519	2,538
Inventories	(18)	1,136	959	992
Trade receivables	(19)	1,465	1,237	1,106
Current tax receivables		155	131	119
Other receivables and other assets		222	188	177
Marketable securities	(16)	232	196	—
Cash and cash equivalents		919	776	785
		4,129	3,487	3,179
Assets classified as held for sale	(20)	115	97	—
Total current assets		4,244	3,584	3,179
TOTAL ASSETS		7,227	6,103	5,717
EQUITY AND LIABILITIES
Issued capital (3)		230	194	194
Share premium account		395	334	334
Retained earnings		3,916	3,307	2,876
Other reserves		(670)	(566)	(584)
Treasury shares		(5)	(4)	(4)
Equity before minority interest	(21)	3,866	3,265	2,816
Minority interest		22	18	17
Total Equity		3,888	3,283	2,833
Provisions for pensions and similar obligations	(22)	704	595	895
Other non-current provisions	(23)	361	305	485
Non-current borrowings		270	228	199
Other non-current liabilities	(24)	38	32	30
Total non-current liabilities		1,373	1,160	1,609
Current provisions	(23)	1,022	863	713
Trade payables		444	375	304
Current borrowings		33	27	39
Other current liabilities	(24)	279	236	219
		1,778	1,501	1,275
Liabilities directly associated with assets classified as held for sale	(20)	188	159	—
Total current liabilities		1,966	1,660	1,275
TOTAL EQUITY AND LIABILITIES		7,227	6,103	5,717

(1) The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.1842 to €1.00, the noon buying rate on December 30, 2005.
(2) Previous year´s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(3) Number of shares according to articles of association on Dec. 31, 2005: 194 million, thereof 4 million held as treasury shares; Contingent capital: €15m [see note (21)].

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED CASH FLOW STATEMENTS OF THE SCHERING AG GROUP

Consolidated Cash Flow Statements for the Years Ended December 31, 2005, 2004 and 2003

	See Notes	2005	2005	2004	2003
		$ million(1)	€ million	€ million(2)	€ million(2)
Profit for the period		739	624	507	452
Depreciation, amortization and impairment expense		412	348	305	312
Other non-cash income and expense		(62)	(52)	2	26
Net gain/loss on disposal of non-current assets		(47)	(40)	(9)	(42)
Change in inventories and receivables		19	16	(38)	(252)
Change in provisions for pensions		(26)	(22)	(5)	14
Change in liabilities and current provisions		206	174	(11)	71
Cash flows from operating activities	(27)	1,241	1,048	751	581
Purchase of non-current assets		(363)	(307)	(290)	(318)
Proceeds from disposal of non-current assets		124	105	51	123
Purchase and sale of marketable securities		(218)	(184)	(72)	36
Acquisitions, net of cash acquired		—	—	—	(2)
Cash flows used in investing activities	(28)	(457)	(386)	(311)	(161)
Dividend payments		(228)	(193)	(180)	(182)
Change in borrowings		14	12	130	25
Funding of Schering Pension Trust		(533)	(450)	—	—
Purchase of treasury shares		—	—	(167)	(90)
Cash flows used in financing activities		(747)	(631)	(217)	(247)
Net change in cash and cash equivalents		37	31	223	173
Effect of exchange rate movements on cash and cash equivalents		17	14	(4)	(15)
Cash and cash equivalents as of January 1		929	785	566	408
Cash and cash equivalents as of December 31	(26)	983	830	785	566
thereof: cash and cash equivalents of the disposal group		64	54	—	—
(1) The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of $ 1.1842 to € 1.00, the noon buying rate on December 30, 2005.
(2) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Schering AG

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE OF THE SCHERING AG GROUP

Consolidated Statement of Recognized Income and Expense for the Years Ended December 31, 2005, 2004 and 2003

	2005	2005	2004	2003
	$ million (1)	€ million	€ million (2)	€ million (2)
Profit for the period	739	624	507	452
Derivative hedging instruments
Change in fair value	(32)	(27)	8	31
Realized gains/losses	4	3	(10)	(40)
Available-for-sale securities
Change in fair value	7	6	12	5
Realized gains/losses	1	1	3	(7)
Actuarial gains and losses on defined benefit pension plans	(168)	(142)	(58)	(3)
Currency translation adjustments	209	177	(76)	(194)
Net income recognized directly in equity	21	18	(121)	(208)
Total recognized income and expense for the period	760	642	386	244
Attributable to:
Shareholders of Schering AG	754	637	383	241
Minority interest	6	5	3	3

(1) The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of $1.1842 to €1.00, the noon buying rate on December 30, 2005.
(2) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.

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

Since January 1, 2005, we have also applied the amendment to IAS 19 "Employee Benefits" entitled "Actuarial Gains and Losses, Group Plans and Disclosures" and eliminated actuarial gains and losses from defined benefit pension plans directly against equity. This procedure allows pension obligations to be presented in full in the balance sheet. The 2004 and 2003 consolidated financial statements were restated in accordance with the transitional provision in the revised IAS 19. This change in accounting policy had the following effects on the 2005 consolidated financial statements (in brackets: restatements of the 2004 and 2003 consolidated financial statements): Operating profit increased by €9m (2004: €7m; 2003: €10m), net profit by €5m (2004: €4m; 2003: €6m), and earnings per share (basic and diluted) by €0.03 (2004: €0.02; 2003: €0.03; due to rounding, earnings per share (basic) for 2004 rose from €2.61 to €2.64). As of December 31, 2005, provisions for pensions increased by €525m (December 31, 2004: €320m), equity fell by €330m (€193m), and deferred tax assets rose by €195m (€127m).

Since 2004, we have adopted the revised standards under the IASB’s Improvement Project as well as IFRS 2 "Share-based Payment" and IFRS 3 "Business Combinations", and hence also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004).

In April, June, and August 2005, the IASB published three amendments to IAS 39 "Financial Instruments" on hedge accounting, the application of the fair value option, and financial guarantees; these amendments are effective for fiscal years beginning on or after January 1, 2006. We do not expect these amendments to have material effects on the consolidated financial statements.

In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) published IFRIC Interpretation 4 "Determining Whether an Arrangement Contains a Lease". IFRIC 4 addresses the issue of which contracts must be accounted for as leases in accordance with IAS 17 "Leases". IFRIC 4 is effective for fiscal years beginning on or after January 1, 2006. We do not expect this interpretation to have material effects on the consolidated financial statements.

We do not expect other standards or interpretations that have been issued but are not yet effective to have an effect on the consolidated financial statements, as at present no transactions exist that are within the scope of these standards or interpretations.

(2) Companies included in the consolidated financial statements

In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of shareholders’ voting rights.

34 domestic companies and 120 foreign companies are consolidated. A total of 10 companies were consolidated for the first time in 2005. 5 companies are no longer consolidated. Comparability with previous years is not affected by these changes.

Associates – investments where we have the ability to exercise significant influence – are accounted for using the equity method.

The list of the Group’s ownership interests and of the companies included in the consolidated financial statements according to section 313(2) of the German Commercial Code (Handelsgesetzbuch) is filed with the Commercial Register of the Charlottenburg Local Court (Amtsgericht Charlottenburg), Berlin.

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

Differences contained in the carrying amounts of investments in associates are calculated using the same principles; where appropriate, the financial statements of associates are adjusted to the uniform Group accounting policies set out below.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to associates are also eliminated in proportion to our ownership interest.

(4) Accounting policies

Intangible assets

Goodwill is recognized at cost less impairment losses if necessary. For business combinations realized until December 31, 2003, the carrying amount of goodwill as of that date is treated as acquisition cost.

Other intangible assets (in particular software, acquired product rights and acquired development projects) are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization upon availability for use. For acquired intangible assets, the criterion for recognition is always considered to be satisfied. Software has a useful life of 4 years, other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g., periods based on the life of a patent). Amortization of intangible assets is allocated to the expenses of the appropriate consuming functions.

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

Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of the equipment and associated business risks.

Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net gain/loss on the disposal of assets (proceeds of disposal less residual carrying amounts) is charged to the income statement under Other operating income and Other operating expenses. Depreciation of property, plant and equipment is allocated to the expenses of the appropriate consuming functions.

Impairment of intangible assets and property, plant and equipment

If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net proceeds of sale and the value in use determined by the present value of estimated future cash flows. Impairment losses are recorded in Other operating expenses.

Intangible assets not yet available for use and Goodwill are tested annually for impairment. Goodwill is tested for impairment by geographical segments, the primary reporting format for our segment reporting. Impairment reviews are also made for assets or groups of assets affected by events and circumstances warranting a review.

If the reasons for an impairment loss no longer apply, it is reversed. Gains from such reversals are recorded in Other operating income. Goodwill impairment is not reversed.

Impairment losses from initiated disposals

If the disposal of non-current assets, separately or together with other assets and directly associated liabilities in a single transaction (disposal group), has been initiated as of the balance sheet date, and the sale is expected to be completed within twelve months, depreciation of such non-current assets ceases. To the extent that the net carrying amount of assets classified as held for sale less associated liabilities exceeds their fair value less costs to sell, a corresponding impairment loss is recognized for the non-current assets.

Marketable Securities and Other financial assets

Investments in companies where we can exercise significant influence are carried as Investments in associates. Investments in companies that we expect to hold for the long term without having significant influence are carried as Other investments. Investments in companies, shares in equity and bond funds, and interest-bearing securities are carried as Marketable securities.

Investments in associates are accounted for using the equity method, and are therefore carried at cost, plus or minus goodwill impairments, profit distributions, and our share of the retained profits or losses of the company concerned. Income or expenses recorded directly in equity are recognized proportionately.

Other investments and marketable securities are classified as "available for sale" and thus recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income if the financial asset is disposed of or is determined to be impaired. Increases in fair value of equity instruments are always recognized directly in equity, even if an impairment was previously recognized in the income statement.

Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, production overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Expenses relating to unutilized capacity are included in the income statement under Cost of sales. Write-downs are recognized where the cost of inventories exceeds the expected net proceeds from disposal.

Trade receivables

Trade receivables are recognized net of an allowance for doubtful accounts.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future expected increases in salaries and pensions. The following assumptions were used in the calculation:

Assumptions	German plans			Other plans(1)
	2005	2004	2003	2005	2004	2003
Discount rate	4.25%	5.0%	5.5%	3.6%	3.7%	4.5%
Increase in salaries	2.5%	2.5%	2.5%	2.4%	2.9%	3.7%
Increase in pensions	1.5%	1.25%	1.25%	0.7%	0.5%	0.8%
(1) weighted average of the individual plans

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck's 2005 G mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

Provisions for pensions in the balance sheet are calculated as the balance of the projected benefit obligation less the fair value of plan assets at the balance sheet date. Actuarial gains and losses are recognized after consideration of deferred taxes in a separate account in equity.

The current service cost is calculated based on the development of the projected benefit obligation.

Obligations relating to share-based payment (stock option plans and employee share programs)

Costs for stock option plans are expensed with the exception of costs for the LTI plans 2001/I “Key Managers” and 2001/II “Key Managers”. All stock option plans are described in Note (33).

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

Deferred taxes

Deferred taxes are recognized for temporary differences between the carrying amount of assets or liabilities in the financial statements and their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Derivative financial instruments

Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated cash flows are recognized net of deferred taxes directly in a separate account in equity. Gains and losses are only recognized in the income statement after the hedged underlying transactions have been realized.

The management of financial risks (in particular currency risks) using derivative financial instruments is described in Note (29).

Commitments and contingencies

Commitments and contingencies are not recognized in the balance sheet. Unrecognized commitments and contingencies as of December 31, 2005, are explained in Note (30).

Revenue recognition

Revenue from the sale of products is recognized when shipment has occurred, title passes to our customer, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues are recorded net of applicable allowances for product returns, rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes, and goods and services taxes. Management makes estimates of the reductions of gross revenue and recognizes provisions for expected product returns, rebates, and discounts. Such provisions are regularly reviewed by management and adjusted for changes in facts and circumstances, as appropriate. Historically such adjustments have not been significant. Management estimates the potential for future variability in provisions to be insignificant relative to reported operating results. Also, we do not expect significant variations of these provisions in the future.

(5) Management judgments and key sources of estimation uncertainty

Management judgments in the application of accounting policies

Provided that certain criteria are met, development costs are capitalized as intangible assets. Amongst others, it must be probable that the development project will generate future economic benefits. In our opinion, sufficient probability that future economic benefits will be generated in the development of pharmaceutical products only arises once regulatory approval for a development project has been granted. Consequently all development costs for pharmaceutical products incurred up to the time of approval are expensed immediately. For acquired development projects, however, the criterion for recognition is always considered to be satisfied. They are recognized as intangible assets [see Note (4)].

Key sources of estimation uncertainty in the application of accounting policies

Preparation of the consolidated financial statements in accordance with IFRSs requires management to make estimates and assumptions affecting recognition and measurement in the consolidated balance sheet and income statement, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. In particular, estimates are required when:

- measuring provisions for sales allowances for expected product returns as well as for rebates and discounts,

- assessing the need for and measurement of impairment losses,

- accounting for pension obligations,

- recognizing and measuring provisions for tax, environmental, warranty, and litigation risks, and for restructurings,

- determining inventory write-downs,

- assessing the extent to which deferred tax assets will be realized.

Depending on the specific local situation, we accept product returns within a certain period before and after product expiry dates. The amount of the provisions required for product returns is estimated on the basis of historical data and additional information, such as the amount of inventories held by wholesalers. In 2005, product returns amounted to less than 1% of gross sales (2004: less than 1%; 2003: less than 1%). In addition, we have reached agreements on the granting of rebates with healthcare organizations and other customers, such as the Medicaid program in the United States. In some European countries, our business is subject to certain legislatively mandated rebates. Provisions for rebates are recognized on the basis of past rebate payments and the estimated share of sales that fall within the rebate regulations. In 2005, rebates totaled less than 4% of gross sales (2004: less than 4%; 2003: less than 3%). We also grant discounts for fast payment in certain countries. In 2005, discounts amounted to less than 1% of gross sales (2004: less than 1%; 2003: less than 1%).

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. Goodwill, which amounts to €377m, is mainly assigned to the Europe Region and the United States Region. The basic assumptions of the impairment test performed in 2005 were as follows:

	Discount rate (pre-tax)	Annual growth rate(1)
Europe Region	13.5%	2%
United States Region	14.25%	4%
(1) after the end of the three-year planning period

A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of approximately €700m. No impairment losses on the goodwill allocated would be required in any of the segments. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of approximately €1,700m. No impairment losses on the goodwill allocated would be required in any of the segments.

Obligations from the defined benefit pension plans and the pension costs for the following year are calculated on the basis of the assumptions given in Note (4). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €155m or increase it by €175m. An increase or decrease in the salary trend by 0.5 percentage points would increase the defined benefit obligation by €107m or reduce it by €94m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €9m.

Other provisions are recognized and measured by reference to an estimate of the probability of the future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Deferred tax assets are only recognized to the extent that their realization is probable, i.e., if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

(6) Currency translation

The Group companies prepare their financial statements in the currency of the primary economic environment in which they operate (functional currency). Foreign currency transactions are translated into the relevant functional currency at the time of the transaction. Exchange differences arising on the settlement of foreign currency items during the period and from the measurement of unsettled foreign currency items using the closing rate on the balance sheet date are recognized in income.

The financial statements of Group companies located outside the euro zone are converted to the Group presentation currency (the euro) as follows:

- The assets and liabilities of Group companies, as well as the Group's share of the equity of foreign associates, are translated at the closing rate on the balance sheet date.

- Income and expenses are translated at the annual average rate.

- Exchange differences are recognized directly in a separate account in equity.

Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the closing rate on the balance sheet date.

Currencies that are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis €1)			Annual average rate (basis €1)
	2005	2004	2003	2005	2004	2003
U.S. dollar	1.18	1.36	1.26	1.24	1.24	1.14
Pound sterling	0.69	0.71	0.70	0.68	0.68	0.69
Brazilian real	2.74	3.62	3.66	2.97	3.64	3.48
Japanese yen	138.90	139.65	135.05	136.85	134.04	131.62

B. INCOME STATEMENT DISCLOSURES

(7) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not allocated internally to the consuming functions), training, and general administration, such as human resources, purchasing, controlling, and accounting.

(8) Other operating income

	2005	2004	2003
	€m	€m	€m
Income from foreign currency hedges and monetary transactions	93	98	188
License and commission income	46	42	42
Income from providing services to third parties	58	44	51
Reversal of provisions after settlement of claims relating to the sale of Aventis CropScience	88	—	—
Reversal of other provisions	33	62	31
Miscellaneous	114	116	87
	432	362	399

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

In 2004, reversal of other provisions included €25m relating to the sale of the Industrial Chemicals and Natural Substances division in 1992. The warranty assumed in relation to the sale expired in 2004.

(9) Other operating expenses

	2005	2004	2003
	€m	€m	€m
Expenses from foreign currency hedges and monetary transactions	94	80	115
Costs of providing services to third parties	50	40	46
Expenses related to the FOCUS Initiative	59	41	—
Goodwill amortization	—	—	47
Expenses related to the initiated disposal of the radiopharmaceuticals business	54	—	—
Miscellaneous	108	150	85
	365	311	293

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes losses of €13m (2004: gains of €17m, 2003: gains of €66m) from cash flow hedges.

Expenses related to the FOCUS Initiative comprise expenses incurred in the context of our comprehensive program for the realignment of the Group’s strategic orientation and the improvement of efficiency. In 2005, these expenses related mostly to the reorganization of our manufacturing network. The largest single item was an impairment charge of €25m resulting from the sale of a production site in France.

Expenses related to the initiated disposal of the radiopharmaceuticals business comprise impairment charges. Additional disclosure on this transaction as well as on the assets classified as held for sale and the associated liabilities is contained in Note (20).

In 2004, the Miscellaneous item contained expenses of €31m resulting from changes to the pension plans of our Japanese subsidiary.

(10) Financial result

	2005	2004	2003
	€m	€m	€m
Result from investments
Result from investments in associates	4	10	0
Impairment of investments	0	—	(7)
Disposal of investments	43	5	30
	47	15	23
Interest result
Income from other securities and long-term loans	2	2	2
Other interest and similar income	43	23	21
Other interest and similar expenses	(15)	(11)	(10)
Net interest income	30	14	13
Interest component of additions to provisions for pensions	(26)	(29)	(35)
	4	(15)	(22)
Other financial result
Write-downs on loans and marketable securities	(13)	(11)	0
Other financial income	9	5	17
Other financial expenses	(5)	(3)	(3)
	(9)	(9)	14
Financial result	42	(9)	15

Disposal of investments includes a gain of €43m resulting from the sale of our 25% interest in the German company medac GmbH. In 2003, Disposal of investments contained a gain of €22m resulting from the sale of our remaining 49% interest in Oy Leiras Finland AB.

The increase in the Result from investments in associates in 2004 included €3m relating to the termination of the amortization of goodwill from the acquisition of our share in medac GmbH. The figure for 2003 included a pro-rata loss of €3m from our investment in metaGen Pharmaceuticals GmbH.

Other financial income and Other financial expenses include gains and losses from the sale of marketable securities, and gains and losses from interest-rate derivative transactions.

(11) Income taxes

Allocation of profit before taxes:

	2005	2004	2003
	€m	€m	€m
Germany	537	377	282
Outside Germany	433	382	429
Total	970	759	711

Allocation of income taxes:

	2005	2004	2003
	€m	€m	€m
Germany	(156)	(134)	(61)
Outside Germany	(190)	(118)	(198)
Total	(346)	(252)	(259)

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2004: 39.1%; 2003: 40.5%) to tax expenses at the effective tax rate is as follows:

	2005	2004	2003
	€m	€m	€m
Profit before taxes	970	759	711
Notional tax expenses (at the statutory rate applicable to Schering AG)	(380)	(297)	(288)
Tax reduction relating to dividends	—	—	30
	(380)	(297)	(258)
Tax effect of non-deductible expenses and tax-free receipts	20	5	(6)
Prior-period taxes	(7)	21	(13)
Tax effect of recognizing income from associates net of tax	1	4	0
Effects of lower tax rates abroad	20	15	18
Income taxes	(346)	(252)	(259)
Effective tax rate	35.7%	33.2%	36.4%
Current tax expenses	(294)	(231)	(207)
Deferred tax expenses	(52)	(21)	(52)
Income taxes	(346)	(252)	(259)

In 2003, the dividend payment for 2002 reduced the tax expense by €30m.

In 2005, the tax effect of non-deductible expenses and tax-free receipts included tax-free income of €78m in Germany from the reversal of provisions for third-party claims from the sale of Aventis CropScience in 2002 and non-deductible expenses of €54m outside Germany from the initiated disposal of our radiopharmaceuticals business.

The prior-period taxes in 2004 resulted from the reversal of a tax provision after completion of a tax audit at a group company.

The utilization of tax loss carryforwards reduced tax expenses in 2005 by €1m (2004: €1m; 2003: €1m). Deferred tax assets of €12m relating to tax loss carryforwards were recognized as of December 31, 2005 (December 31, 2004: €15m) while unrecognized tax loss carryforwards totaled €28m (December 31, 2004: €20m). Of these amounts, €15m have no expiration date, while the remainder expires within 20 years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	December 31, 2005		December 31, 2004
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m
Intangible assets	1	11	33	5
Property, plant and equipment	(108)	1	(116)	0
Inventories	113	1	89	6
Provisions for pensions	228	0	171	(1)
Other provisions	85	(4)	69	(2)
Other	4	4	37	8
	323	13	283	16

The Other item includes deferred tax assets relating to tax loss carryforwards plus deferred tax assets and deferred tax liabilities of €7m each (2004: deferred tax liabilities of €12m) that relate to items credited directly to equity. Deferred tax liabilities have been offset against deferred tax assets.

Deferred taxes on provisions for pensions include deferred taxes of €211m (2004: €139m) on actuarial losses recognized directly in equity.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

In the reporting period, deferred tax liabilities were not recognized for undistributed profits of foreign subsidiaries amounting to €1.5bn (2004: €1.6bn) because management considers such amounts to be permanently reinvested in the countries concerned. If deferred tax liabilities were recognized for these profits, the calculation of these liabilities would be based on the German taxation of the 5% portion of the dividend considered as non-deductible expense, and, if applicable, the withholding tax rate in the respective country.

(12) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2005	2004	2003
Net profit (€m)	619	504	449
Weighted average number of shares outstanding	189,987,288	191,209,851	194,413,614
Basic earnings per share (€)	3.26	2.64	2.31

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group’s stock option plans represent such a potential dilution. Exercise of the options granted under these plans depends on certain performance criteria relating to the Schering AG share price that are defined in the stock option plans [see Note (33)].

	2005	2004	2003
Net profit (€m)	619	504	449
Weighted average number of shares outstanding	189,987,288	191,209,851	194,413,614
Adjustment for potential dilutive shares	179,347	254,541	296,295
Weighted average number of shares (including potential dilutive shares)	190,166,635	191,464,392	194,709,909
Diluted earnings per share (€)	3.26	2.63	2.31

In principle, the terms of the stock option plans entitle Schering AG to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(13) Personnel costs/employees

		2005	2004	2003
Personnel costs (€m)
Wages and salaries		1,275	1,243	1,245
Social security and support payments		233	231	241
		1,508	1,474	1,486
Pensions(1)		75	76	78
		1,583	1,550	1,564
Number of employees by function (annual average)	2005 (FTE)(2)
Production (3)	7,646	7,826	8,465	8,754
Marketing and selling	8,682	8,757	8,673	8,642
Research and development	4,158	4,287	4,520	4,692
Administration (3)	4,074	4,167	4,473	4,473
	24,560	25,037	26,131	26,561
Number of employees by Region (4) (annual average)
Schering AG	7,179	7,512	8,031	8,282
Europe Region(5)	7,068	7,159	7,597	7,717
United States Region	3,793	3,809	3,665	3,617
Japan Region	1,363	1,368	1,514	1,571
Latin America/Canada Region	2,383	2,398	2,448	2,457
Asia/Pacific Region(5)	1,548	1,559	1,511	1,439
Other employees	1,226	1,232	1,365	1,478
	24,560	25,037	26,131	26,561

(1) Previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(2) From 2006 on, the reporting will be changed to full time equivalents. Part-time employees will be considered according to their contracted working time. The figures for 2005 are reported here for reasons of comparability.
(3) Previous years´ figures adjusted due to organizational shifts of certain units.
(4) Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group is allocated to Other employees. The previous years´ figures have been adjusted accordingly.
(5) Reallocation of individual countries to Regions indicated; previous years´ figures adjusted accordingly.

C. BALANCE SHEET DISCLOSURES

(14) Intangible assets

	Internally developed software	Patents, licenses, trademarks, and similar assets	Goodwill	Negative goodwill	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2004	72	506	640	(23)	1,195
Change in consolidated companies	—	0	—	—	0
Additions	14	39	—	—	53
Disposals	0	(13)	(275)	23	(265)
Translation adjustments	0	(7)	(9)	—	(16)
December 31, 2004	86	525	356	—	967
Change in consolidated companies	—	0	—	—	0
Additions	7	73	1	—	81
Disposals	(1)	(46)	—	—	(47)
Translation adjustments	5	9	20	—	34
December 31, 2005	97	561	377	—	1,035
Accumulated amortization and impairments
January 1, 2004	18	193	274	(13)	472
Change in consolidated companies	—	0	—	—	0
Additions	16	65	—	—	81
Impairments	—	10	—	—	10
Disposals	0	(8)	(274)	13	(269)
Translation adjustments	(1)	(4)	—	—	(5)
December 31, 2004	33	256	—	—	289
Change in consolidated companies	—	0	—	—	0
Additions	19	62	—	—	81
Impairments	—	6	—	—	6
Disposals	0	(43)	—	—	(43)
Translation adjustments	3	5	—	—	8
December 31, 2005	55	286	—	—	341
Carrying amounts as of December 31, 2004	53	269	356	—	678
Carrying amounts as of December 31, 2005	42	275	377	—	694

Additions to patents, licenses, trademarks and similar assets include an amount of €20m for the development and marketing rights to the phase-III project TOCOSOL® Paclitaxel.

We discontinued goodwill amortization as of January 1, 2004. As of that date, the accumulated amortization of €274m has been eliminated with a corresponding reduction in cost. The negative goodwill as of January 1, 2004 has been recognized in retained earnings.

Goodwill of €273m is assigned to the Europe Region, goodwill of €81m to the United States Region and goodwill of €23m to the other Regions.

(15) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
	€m	€m	€m	€m	€m
Cost
January 1, 2004	1,283	1,344	770	73	3,470
Change in consolidated companies	(1)	(1)	0	—	(2)
Additions	22	44	62	84	212
Disposals	(30)	(44)	(65)	(2)	(141)
Transfers	26	29	14	(69)	—
Translation adjustments	(17)	(7)	(11)	(4)	(39)
December 31, 2004	1,283	1,365	770	82	3,500
Change in consolidated companies	0	(1)	0	0	(1)
Additions	12	43	58	95	208
Disposals	(96)	(114)	(87)	(11)	(308)
Transfers	22	15	17	(54)	—
Translation adjustments	41	22	27	7	97
December 31, 2005	1,262	1,330	785	119	3,496
Accumulated depreciation and impairments
January 1, 2004	711	1,001	545	—	2,257
Change in consolidated companies	0	0	0	—	0
Additions	41	71	73	—	185
Impairments	8	15	—	—	23
Disposals	(21)	(41)	(58)	—	(120)
Reversal of impairments	(1)	0	0	—	(1)
Translation adjustments	(7)	(5)	(8)	—	(20)
December 31, 2004	731	1,041	552	—	2,324
Change in consolidated companies	0	(1)	0	—	(1)
Additions	42	61	74	—	177
Impairments	40	24	4	11	79
Disposals	(89)	(111)	(81)	(11)	(292)
Reversal of impairments	—	0	0	—	0
Translation adjustments	15	13	20	—	48
December 31, 2005	739	1,027	569	—	2,335
Carrying amounts as of December 31, 2004	552	324	218	82	1,176
Carrying amounts as of December 31, 2005	523	303	216	119	1,161

Of the impairment charges in 2005, €47m relate to assets of our radiopharmaceuticals business. These assets have been classified as held for sale and have been transferred to the disposal group. The transfer is reported under disposals. In addition, an impairment charge of €25m relates to the sale of a production site in France.

(16) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2005 included unrealized gains of €16m (December 31, 2004: €9m) that are recognized net of deferred taxes directly in equity. Marketable securities include bonds of €196m with a maturity of less than one year.

(17) Other financial assets

	Dec. 31, 2005	Dec. 31, 2004
	€m	€m
Investments in associates	—	19
Other investments	46	28
Long-term loans	26	54
	72	101

Fair values of other investments include unrealized gains of €11m (2004: €10m) that were recognized directly in equity net of deferred taxes.

Long-term loans include €15m (December 31, 2004: €17m) relating to mortgage loans to employees.

(18) Inventories

	Dec. 31, 2005	Dec. 31, 2004
	€m	€m
Raw materials and supplies	192	211
Work in process	416	441
Finished goods and goods for resale	344	337
Payments on account	7	3
	959	992

Write-downs of inventories in 2005 and 2004 were not material.

(19) Trade receivables

Trade receivables as of December 31, 2005 include €14m with a remaining term of more than one year (December 31, 2004: €13m). Allowances for doubtful accounts on trade receivables as of December 31, 2005 amounted to €26m (December 31, 2004: €29m).

(20) Assets classified as held for sale, associated liabilities

In the context of the Group’s focusing on its core competencies, the Executive Board of Schering AG initiated the disposal of the radiopharmaceuticals business, which is integrated in the geographic segments, in December 2005. On February 22, 2006, an agreement was signed to transfer Schering´s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioéléments (IRE). Closing of the transaction is expected within the first half of 2006.

The carrying amounts of assets and liabilities of the disposal group at the balance sheet date are composed of as follows:

Dec. 31, 2005
€m
Receivables and other assets	43
Cash and cash equivalents	54
97
Provisions (1)	(121)
Other liabilities	(38)
(159)
Net carrying amount of assets classified as held for sale and associated liabilities	(62)
(1) Actuarial losses of €9m relating to defined benefit obligations were recorded directly in equity.

In this context, an expense of €54m has been recognized under Other operating expenses. This expense consists of impairment charges on property, plant and equipment of €47m, on intangible assets of €4m and on financial assets of €3m.

(21) Equity before minority interest

				Other reserves
	Issued capital	Share premium account	Retained earnings	Currency translation adjustment	Derivative hedging instruments	Available for sale securities	Actuarial gains and losses on defined benefit pension plans	Total	Treasury shares	Equity before minority interest
	€ million
January 1, 2003 (as reported in 2004)	197	331	2,518	(133)	24	3	—	(106)	—	2,940
Retroactive adoption of IAS 19 (revised 2004) in 2005 (1)	—	—	7	—	—	—	(149)	(149)	—	(142)
January 1, 2003 (as reported in 2004)	197	331	2,525	(133)	24	3	(149)	(255)	—	2,798
Total recognized income and expense for the period (2)	—	—	449	(194)	(9)	(2)	(3)	(208)	—	241
Share-based payments	—	—	4	—	—	—	—	—	—	4
Dividend payments (2)	—	—	(180)	—	—	—	—	—	—	(180)
Purchase of treasury shares	—	—	(87)	—	—	—	—	—	(3)	(90)
Redemption of treasury shares	(3)	3	(3)	—	—	—	—	—	3	—
Purchase of treasury shares and issue to employees	—	—	(6)	—	—	—	—	—	—	(6)
December 31, 2003	194	334	2,702	(327)	15	1	(152)	(463)	—	2,767
Total recognized income and expense for the period (2)	—	—	504	(76)	(2)	15	(58)	(121)	—	383
Share-based payments	—	—	5	—	—	—	—	—	—	5
Dividend payments (2)	—	—	(178)	—	—	—	—	—	—	(178)
First time application of IFRS 3 “Business Combinations”	—	—	10	—	—	—	—	—	—	10
Purchase of treasury shares	—	—	(163)	—	—	—	—	—	(4)	(167)
Purchase of treasury shares and issue to employees	—	—	(4)	—	—	—	—	—	—	(4)
December 31, 2004	194	334	2,876	(403)	13	16	(210)	(584)	(4)	2,816
Total recognized income and expense for the period (2)	—	—	619	177	(24)	7	(142)	18	—	637
Share-based payments	—	—	7	—	—	—	—	—	—	7
Dividend payments (2)	—	—	(190)	—	—	—	—	—	—	(190)
Purchase of treasury shares and issue to employees	—	—	(5)	—	—	—	—	—	—	(5)
December 31, 2005	194	334	3,307	(226)	(11)	23	(352)	(566)	(4)	3,265
(1) Previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19. (2) Excluding minority interest.

Issued capital

Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

The Executive Board is authorized to increase issued capital until April 15, 2009, with the approval of the Supervisory Board, on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97,000,000 and that the shareholders are granted preemptive rights. However, the Executive Board is authorized to issue shares while disapplying shareholders’ preemptive rights with the agreement of the Supervisory Board:

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

The Executive Board is also authorized, with the approval of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The total nominal value of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €10,000,000 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent Capital II). This contingent capital increase will only be implemented to the extent that holders of stock options issued before September 30, 2003, on the basis of the Annual General Meeting’s authorization of April 26, 2001, exercise their options and that their claims are not settled using treasury shares or cash payments.

Retained earnings

Retained earnings mainly comprise the accumulated Total recognized income and expense less the amount used for dividend payment and for the purchase of treasury shares.

In 2005, Schering AG distributed a dividend of €1.00 per share for fiscal year 2004, totaling €190m.

For fiscal year 2005, the Executive Board will propose to the General Meeting a dividend of €1.20 per share (totaling €233m less the portion relating to treasury shares not carrying dividend rights).

During the reporting period, Schering AG and other group companies purchased 267,152 treasury shares at an average price of €53.69 per share for the issuance of employee shares. The shares were offered to qualified employees at an average price of €27.33 per share.

During 2004, 4,000,000 shares were purchased for a total of €167m.

Treasury shares

Treasury shares comprise own shares held at the balance sheet date. On December 31, 2005 we held a total of 4,000,000 treasury shares.

The Executive Board is authorized to purchase treasury shares until September 30, 2006 for the purposes permitted under section 71(1) no. 8 of the German Stock Corporation Act (Aktiengesetz). In total, up to €15,000,000 in issued capital may be acquired under this authorization.

(22) Provisions for pensions and similar obligations

	Dec. 31, 2005	Dec. 31, 2004
	€m	€m
Provisions for retirement benefit obligations in Germany	409	659
Provisions for retirement benefit obligations outside Germany	140	189
Provisions for similar obligations	46	47
	595	895

Pension benefits in Germany for employees joining until December 31, 2003 are primarily determined by years of service and average remuneration in the final five years prior to retirement. For employees joining after December 31, 2003, an employer-financed pension system has been introduced. Schering pays a monthly contribution into a fund established for this purpose which builds up retirement assets by purchasing securities. The level of pension benefits payable depends upon the retirement assets at the time of retirement. Since Schering guarantees that, at a minimum, the total amount of contributions paid in will be available as retirement assets at the time of retirement, this plan must also be accounted for as a defined benefit plan.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust (Schering Altersversorgung Treuhand Verein). In 2005, a one-time payment of €450m has been transferred to this trust in addition to regular contributions. Defined benefit plans of foreign subsidiaries are generally funded. There are also defined contribution plans at several foreign subsidiaries.

We consider projected service costs, interest costs and the expected return on plan assets when calculating the net periodic pension costs for defined benefit plans. In the past, actuarial gains and losses were deferred and recognized as profit or loss in future periods in accordance with the so-called corridor approach. As of January 1, 2005, actuarial gains and losses are recognized directly in equity. This provides for the complete representation of pension liabilities in the balance sheet. The previous years’ figures were adjusted accordingly.

The measurement of the projected benefit obligation as of December 31 is based on the parameters and assumptions described in Note (4). These parameters are also applied in the following year in determining the pensions costs. Therefore, the calculation of pensions costs is based on the following assumptions:

Assumptions	German pension plans			Other pension plans(1)
	2006	2005	2004	2006	2005	2004
Discount rate	4.25%	5.0%	5.5%	3.6%	3.7%	4.5%
Increase in salaries	2.5%	2.5%	2.5%	2.4%	2.9%	3.7%
Increase in pensions	1.5%	1.25%	1.25%	0.7%	0.5%	0.8%
Expected return on plan assets	6.0%	7.0%	7.0%	4.9%	4.8%	5.4%
(1) weighted average of the individual plans

Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2005	2004	2005	2004
	€m	€m	€m	€m
Change in projected benefit obligation
PBO at beginning of year	1,563	1,414	389	376
Service cost	33	31	25	25
Interest cost	77	76	17	14
Gains from retroactive plan adjustments	—	—	—	(15)
Actuarial (gains) and losses	269	103	32	37
Benefits paid	(69)	(64)	(26)	(23)
Contributions by plan participants	0	0	1	1
Transfer of obligations	1	3	5	(11)
Reclassification to disposal group	—	—	(26)	—
Translation adjustments	—	—	24	(15)
PBO at end of year	1,874	1,563	441	389
Change in plan assets
Fair value of plan assets at beginning of year	904	838	230	193
Expected return on plan assets	68	58	12	10
Difference between actual and expected return on plan assets	62	30	25	1
Employer contribution	23	18	40	34
Employer contribution (one-time)	450	—	—	31
Contributions by plan participants	0	0	1	1
Benefits paid	(42)	(40)	(23)	(20)
Translation adjustments	—	—	16	(9)
Transfer of assets	—	—	—	(11)
Fair value of plan assets at end of year	1,465	904	301	230
Funded status	409	659	140	159
Carrying amount	409	659	140	159
- thereof provisions	409	659	140	189
- thereof prepaid pension costs	—	—	—	30

An amount of €2,167m of the projected benefit obligation relates to pension plans that are fully or partly funded, and €148m relate to unfunded pension plans.

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2005	2004	2003
	€m	€m	€m
Service cost	58	56	55
Interest cost	94	90	93
Expected return on plan assets	(80)	(68)	(60)
Gains from retroactive plan adjustments	—	(15)	—
Losses from plan reductions	—	6	—
Net periodic pension costs of defined benefit plans(1)	72	69	88
Costs of defined contribution plans and other pension costs	29	67	25
Total pension costs(1)	101	136	113
(1) Previous year’s figures adjusted (IAS 19 amended)

The interest cost on unfunded pension obligations is reported in the Interest result [see Note (10)]. The other pension costs are charged as personnel costs to the costs of the operating functions [see Note (13)]. In 2004, one-time expenses and gains resulting from the changes to the pension plans in Japan have been included in Other operating expenses [see Note (9)].

The measurement date for the fair value of plan assets and the projected benefit obligation is December 31. The basis for the interest cost added back to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; contributions during the year are included ratably.

The portfolio structure of German plan assets at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of German plan assets
	Target structure	December 31, 2005	December 31, 2004
Equities	50%	51%	48%
Alternative investments	30%	17%	16%
Bonds	20%	23%	35%
Others	0%	9%	1%
	100%	100%	100%

The differences between the actual and target allocations are due to the fact that, as of the balance sheet date, not all of the planned investments after the additional contribution of €450m to the fund have been executed.

The use of derivatives is allowed; currency risks are fully hedged. The fund employs a risk management system to simulate worst-case scenarios for given portfolios on the basis of historical rates.

The expected rate of return of 6.0% is based on historical and expected future averages for risk premiums and returns for the asset classes concerned, which are cross-checked against market expectations issued by external sources. We consider the resulting assumptions to be realistic in the context of the long-term investment horizon of the pension trust. Since its inception, the compounded average annual rate of return of the assets in our German pension trust was approximately 8.8% (2005: 12.9%; 2004: 10.5%).

The expected contributions to German plan assets in 2006 amount to €37m.

The portfolio structure of the other plan assets (plans outside Germany) at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of other plan assets
	Target structure	December 31, 2005	December 31, 2004
Equities	60%	62%	64%
Bonds	40%	36%	34%
Others	0%	2%	2%
	100%	100%	100%

The expected average return on plan assets of 4.9% reflects in particular the very low returns currently expected for the plan assets in Japan. The actual return was 16% in 2005 and 6% in 2004.

The expected contributions to other plan assets in 2006 amount to €40m.

The projected benefit obligation, plan assets, funded status and actuarial losses recognized directly in equity developed in the past five years as follows:

	2005	2004	2003	2002	2001
	€m	€m	€m	€m	€m
Projected benefit obligation	2,315	1,952	1,790	1,654	1,618
Plan assets	1,766	1,134	1,031	912	514
Funded status	549	818	759	742	1,104
Actuarial losses recognized directly in equity on December 31	563	349	251	245	130

The following table contains the actuarial gains and losses in the projected benefit obligation during the period and the difference between the actual and expected return on plan assets for the past five years:

	2005	2004	2003	2002	2001
	€m	€m	€m	€m	€m
Actuarial gains and (losses)
German plans	(269)	(103)	(22)	17	(88)
Other plans	(32)	(37)	(74)	(2)	(17)
Total	(301)	(140)	(96)	15	(105)
Difference between actual and expected return on plan assets
German plans	62	30	78	(104)	4
Other plans	25	1	4	(30)	(24)
Total	87	31	82	(134)	(20)

The actuarial losses in the projected benefit obligation are predominantly due to the declining interest rate levels. As a result, the discount rate has been reduced from 6.5% to 4.25% for German obligations and from 5.5% to 3.6% for other obligations during the period shown.

The following table shows the benefits expected to be paid in the next five years as well as the aggregate expected payments during the five years thereafter (not discounted):

	2006	2007	2008	2009	2010	2011-2015
	€m	€m	€m	€m	€m	€m
German plans	73	77	80	83	87	482
Other plans	21	20	22	23	25	134
Total	94	97	102	106	112	616

Of the above-mentioned payments, around 90% will be made from the plan assets.

(23) Other provisions

	January 1, 2005							December 31, 2005
	Current	Total	Additions	Use	Reversals	Disposal group	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	269	269	202	(106)	(13)	0	21	373	373
Deferred tax liabilities	—	16	13	(15)	—	(2)	1	13	—
Personnel costs	226	343	272	(220)	(9)	(1)	15	400	279
Third-party claims	16	274	6	(25)	(89)	—	6	172	13
Environmental liabilities	14	89	5	(2)	(4)	(74)	1	15	7
Restructuring	35	37	8	(30)	(5)	—	0	10	9
Other	153	170	154	(125)	(11)	(16)	13	185	182
	713	1,198	660	(523)	(131)	(93)	57	1,168	863

		January 1, 2004							December 31, 2004
	Current	Total	Additions	Use	Reversals	Disposal group	Translation adjustment	Total	Current
Provisions for	€m	€m	€m	€m	€m	€m	€m	€m	€m
Current tax	249	249	129	(86)	(22)	—	(1)	269	269
Deferred tax liabilities	—	13	9	(5)	—	—	(1)	16	—
Personnel costs	225	328	251	(223)	(6)	—	(7)	343	226
Third-party claims	40	317	10	(11)	(39)	—	(3)	274	16
Environmental liabilities	11	77	16	(2)	(2)	—	0	89	14
Restructuring	11	20	28	(10)	(1)	—	0	37	35
Other	120	137	144	(94)	(12)	—	(5)	170	153
	656	1,141	587	(431)	(82)	—	(17)	1,198	713

Provisions for personnel costs include accrued vacation and holiday, bonuses, and jubilee benefits as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in relation to patent infringement litigation; the reversal of €89m mainly relates to a settlement reached in relation to the sale of our interest in Aventis CropScience in 2002. Provisions for environmental expenses include clean up obligations in Germany and the United States. Provisions for restructuring largely relate to severance obligations to employees.

(24) Liabilities

	Dec. 31, 2005		Dec. 31, 2004
	Current	Total	Current	Total
	€m	€m	€m	€m
Taxes payable	56	56	51	51
Social security costs payable	31	31	35	35
Payable to employees	31	33	34	37
Miscellaneous	118	148	99	126
	236	268	219	249

(25) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2005 (all collateralized by mortgages) was €3m (December 31, 2004: €3m).

D. CASH FLOW STATEMENT DISCLOSURES

(26) Cash and cash equivalents

Cash and cash equivalents comprise bank deposits and cash on hand.

(27) Cash flows from operating activities

Cash flows from operating activities comprise interest received of €38m (2004: €21m; 2003: €22m) and interest paid of €12m (2004: €8m; 2003: €10m). Payments of income taxes amounted to €201m (2004: €176m; 2003: €259m).

The net gain/loss on disposal of non-current assets in 2005 included a gain of €43m on the sale of our 25% interest in the German company medac GmbH.

In 2003, the net gain/loss on disposal of non-current assets included a gain of €22m on the sale of our remaining 49% interest in Oy Leiras Finland AB.

(28) Cash flows used in investing activities

The increase in the proceeds from disposal of non-current assets compared to 2004 is mainly due to the sale of our 25% interest in the German company medac GmbH.

In 2003, the proceeds from disposal of non-current assets included €43m from the sale of our remaining 49% interest in Oy Leiras Finland AB.

The amount disclosed under purchase and sale of marketable securities comprises purchases of €213m (2004: €152m; 2003: €103m) and sales of securities of €29m (2004: €80m; 2003: €139m).

Payments for acquisitions net of cash acquired in 2003 related to the acquisition of minority interests in two group companies.

E. SUPPLEMENTAL DISCLOSURES

(29) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated operational transactions and from existing assets and liabilities, as well as to manage the interest-rate and price sensitivity of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of trading, settlement and accounting as well as the supervision of and regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

			Notional amount December 31,		Fair value December 31,
		2005	2004	2005	2004
		€m	€m	€m	€m
Currency hedging of anticipated cash flows
Currency forwards	Purchase	66	30	0	0
	Sale	591	516	(6)	6
Options	Purchase	0	15	0	(1)
	Sale	64	35	1	2

Currency hedging of assets and liabilities
Currency forwards	Purchase	625	288	8	(5)
	Sale	200	243	(1)	2
Asset and liability management
Options	Purchase	166	167	39	44
	Sale	7	0	(2)	0
Swaps	Purchase	161	8	3	2
	Sale	150	0	(1)	0
Interest-rate futures	Purchase	19	23	0	0
	Sale	6	0	0	0

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated cash flows for the next 12 months on the other hand. Balance sheet items are generally hedged at 100%. The underlying exposure with respect to anticipated cash flows amounted to approximately €1.1bn as of December 31, 2005 (December 31, 2004: €0.9bn), of which 54% (December 31, 2004: 54%) was hedged at the balance sheet date. Yen and U.S. dollar amounts accounted for approximately 68% (December 31, 2004: 57%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established pricing models such as the Black-Scholes option pricing model. Changes in fair values are recognized in Other receivables and other assets and Other provisions.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated cash flows are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of deferred tax directly in equity. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are then recognized in Other operating income and expenses.

As of December 31, 2005, we recognized pre-tax losses of €19m (net of tax: €11m) resulting from 2005 hedging contracts directly in equity, since they are attributable to cash flows in 2006.

Likewise, in 2005 we recognized pre-tax gains of €22m (net of tax: €13m) resulting from 2004 hedging contracts in Other operating income and expenses, since these gains are attributable to cash flows realized in 2005.

Changes in fair values of the financial instruments used in currency hedging of existing assets and liabilities are recognized in Other operating income and expenses. These gains and losses correspond to gains and losses on the measurement of the hedged balance sheet items.

Changes in fair values relating to Schering AG call options that were acquired for the hedging of stock option plans are included in personnel costs.

Changes in fair values of derivatives used to manage interest-rate and price sensitivity are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents, marketable securities and borrowings amounted to €954m (December 31, 2004: €780m). The average lock-in period for fixed-income securities and fixed-rate deposits including financial derivatives was approximately 0.9 years (December 31, 2004: approximately 0.7 years).

The credit risk arising from derivative financial instruments corresponds to the positive fair values of these derivatives. In order to minimize credit risk from derivative financial instruments, these transactions are entered into only with prime-rated banks within fixed risk limits.

(30) Contingent liabilities and other financial commitments

	Dec. 31, 2005	Dec. 31, 2004
	€m	€m
Contingent liabilities
Financial guarantees and warranties	29	28
	29	28
Other financial commitments
Liabilities under operating leases
due within 1 year	47	50
due in 1 to 5 years	86	101
due after 5 years	24	31
Authorized capital expenditure	240	240
	397	422

As of December 31, 2005, we had issued financial guarantees and warranties of €29m (December 31, 2004: €28m) relating to transactions arising from the normal course of business.

The Schering AG Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects depending on the achievement of certain milestones or other specific conditions. In return, the Group acquires product rights or licenses to market the developed products, such as Leukine® and TOCOSOL® Paclitaxel. The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

€m
2006	14
2007	63
2008	72
2009	43
2010	53
Thereafter	111
356

(31) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
	€m	€m	€m
2005
Europe Region	3,442	986	2,456	5%
United States Region	1,396	5	1,391	14%
Japan Region	434	—	434	(1%)
Latin America/Canada Region	516	52	464	19%
Asia/Pacific Region	258	9	249	11%
Other Activities	397	83	314	12%
thereof: Intendis (1)	228	5	223	11%
Segment total	6,443	1,135	5,308	8%
Other	—	—	—	—
Schering AG Group	6,443	1,135	5,308	8%
2004(2)
Europe Region	3,279	930	2,349	4%
United States Region	1,230	5	1,225	3%
Japan Region	439	—	439	(10%)
Latin America/Canada Region	441	52	389	8%
Asia/Pacific Region	235	10	225	10%
Other Activities	394	114	280	(16%)
thereof: Intendis (1)	205	3	202	4%
Segment total	6,018	1,111	4,907	2%
Other	—	—	—	—
Schering AG Group	6,018	1,111	4,907	2%
2003(2)
Europe Region(3)	3,147	896	2,251	1%
United States Region	1,200	6	1,194	(6%)
Japan Region	486	—	486	(11%)
Latin America/Canada Region	421	60	361	(11%)
Asia/Pacific Region(3)	215	11	204	(8%)
Other Activities	455	123	332	(7%)
thereof: Intendis (1)	198	3	195	(7%)
Segment total	5,924	1,096	4,828	(4%)
Other	—	—	—	—
Schering AG Group	5,924	1,096	4,828	(4%)

(1) Intendis´ net sales include net sales of the Intendis Group and net sales of other Group companies with dermatology products.
(2) Previous years´ figures adjusted due to the separate presentation of Intendis.
(3) As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The 2003 figures in our segment reporting have been adjusted accordingly.

Our primary segment reporting format is geographic, based on the location of our customers. This reflects the regional management structure of our sales organization, our internal financial reporting system, and what we believe to be the predominant source of risks and returns in our business. Segment reporting is divided into five geographic segments. Other Activities are managed on a worldwide basis and are therefore presented separately. Other Activities mainly include our pharmaceutical chemicals business and our global dermatology business which, since January 1, 2005, is operated by a separate legal entity, Intendis GmbH.

Segment net sales include both sales to third parties (external net sales) and sales to group companies belonging to a different Region (internal net sales). Intersegment sales are determined on an arm's length basis.

External net sales are categorized by the location of the customer. However, in line with our internal financial reporting format, net sales figures for the Europe Region also include the net sales of the subsidiaries Schering Oy, Jenapharm, CIS bio international, and Justesa Imagen Group that are generated outside Europe. In addition, net sales for the United States Region include net sales of the Medrad Group generated outside the United States.

	Segment performance	Change from last year	Production overhead/variances	Research and development expenses	Special items	Segment result	Change from last year
	€m		€m	€m	€m	€m
2005
Europe Region	1,192	6%	(136)	(475)	(42)	539	(4%)
United States Region	564	17%	(46)	(302)	(5)	211	26%
Japan Region	164	31%	(13)	(75)	(7)	69	77%
Latin America/Canada Region	176	13%	(21)	(62)	—	93	16%
Asia/Pacific Region	102	13%	(20)	(47)	—	35	0%
Other Activities	87	18%	(28)	(21)	—	38	>100%
thereof: Intendis (1)	42	20%	—	(16)	—	26	>100%
Segment total	2,285	11%	(264)	(982)	(54)	985	10%
Other	(1,357)	5%	264	982	54	(57)	(54%)
Schering AG Group	928	21%	—	—	—	928	21%
2004(2) (3)
Europe Region	1,129	11%	(128)	(437)	—	564	17%
United States Region	481	14%	(44)	(269)	—	168	28%
Japan Region	125	(37%)	(11)	(75)	—	39	(55%)
Latin America/Canada Region	156	13%	(18)	(58)	—	80	90%
Asia/Pacific Region	90	11%	(18)	(37)	—	35	46%
Other Activities	74	(20%)	(25)	(42)	—	7	—
thereof: Intendis (1)	35	0%	—	(35)	—	0	—
Segment total	2,055	5%	(244)	(918)	—	893	16%
Other	(1,287)	2%	244	918	—	(125)	74%
Schering AG Group	768	10%	—	—	—	768	10%
2003(2) (3)
Europe Region(4)	1,021	(1%)	(135)	(402)	—	484	(2%)
United States Region	423	8%	(43)	(249)	—	131	6%
Japan Region	198	(11%)	(13)	(98)	—	87	(18%)
Latin America/Canada Region	138	(1%)	(22)	(74)	—	42	45%
Asia/Pacific Region(4)	81	(11%)	(20)	(37)	—	24	(27%)
Other Activities	92	(20%)	(29)	(63)	—	0	—
thereof: Intendis (1)	35	(17%)	—	(38)	—	(3)	—
Segment total	1,953	(2%)	(262)	(923)	—	768	(4%)
Other	(1,257)	1%	262	923	—	(72)	24%
Schering AG Group	696	(6%)	—	—	—	696	(6%)

(1) Results are based on the external net sales of the Intendis Group and net sales of other Group companies with dermatology products.
(2) Previous years´ figures adjusted due to the separate presentation of Intendis and a responsibility shift with regard to our foreign production sites.
(3) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(4) As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The 2003 figures in our segment reporting have been adjusted accordingly.

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, deliveries from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in Segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less amounts allocated for research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production performed by our production facilities on behalf of the individual segments. As the majority of our foreign production sites has been reassigned to a globally responsible production function, production overhead and production variances contain amounts which in the past were reported within the segment performance of the Regions. The previous years’ figures for the production overhead and production variances as well as for the segment performance have been adjusted accordingly.

However, since Intendis maintains its own production facilities, the segment performance of Intendis already includes production overheads and production variances. In addition, all research and development expenses caused by Intendis can be directly allocated to this business. Therefore, Intendis is not charged with research and development expenses that are not specifically attributable to an individual segment.

Within the segment results, the expenses related to the initiated disposal of our radiopharmaceuticals business of €54m are presented separately as special items. In contrast, the income from the reversal of provisions after the settlement of claims relating to the sale of Aventis CropScience in 2002 is not included in segment results, as it is not attributable to individual segments. This income is part of the following reconciliation of total segment results to operating profit:

	2005	2004(1)	2003(1)
	€m	€m	€m
Total segment results	985	893	768
Cost of corporate functions	(154)	(149)	(153)
Other income/expenses	9	24	81
Reversal of provisions after settlement of claims relating to the sale of Aventis CropScience	88	—	—
Total other	(57)	(125)	(72)
Operating profit	928	768	696
(1) Previous years´ figures adjusted (IAS 19 amended, shifts in responsibilities)

The Cost of corporate functions comprises costs of engineering and administration as well as marketing and selling of Schering AG. Income and expenses not incurred by the segments and/or generated from unusual or infrequent transactions are summarized in Other income/expenses.

Depreciation and amortization by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Impairments by segment includes impairments of property, plant and equipment and intangible assets. Other significant non-cash expenses principally consists of pension expenses for unfunded pension obligations recognized under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, marketable securities and other financial assets, other receivables and other assets, and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocable to corporate functions, financial liabilities, and tax liabilities, which are included under Other. Financial liabilities mainly consist of €409m (December 31, 2004: €659m) in pension obligations from German retirement benefit plans. The corresponding €26m (2004: €29m) in interest costs is included in the Financial result.

	Depreciation	Impairments	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
	€m	€m	€m	€m	€m	€m	€m	€m
2005
Europe Region	83	42	4	1,833	838	105	2,467	164
United States Region	82	5	0	1,044	355	107	793	74
Japan Region	17	7	0	367	76	14	289	7
Latin America/Canada Region	18	—	0	250	48	15	222	13
Asia/Pacific Region	12	—	0	202	16	10	115	4
Other Activities	12	—	1	190	54	11	—	—
thereof: Intendis (1)	5	—	1	76	41	5	—	—
Segment total	224	54	5	3,886	1,387	262	3,886	262
Other	34	34	—	2,217	1,433	27	2,217	27
Schering AG Group	258	88	5	6,103	2,820	289	6,103	289
2004(2) (3)
Europe Region	88	—	5	1,914	838	98	2,611	144
United States Region	77	10	0	869	240	80	603	63
Japan Region	16	—	0	358	109	14	279	8
Latin America/Canada Region	16	—	0	213	26	14	183	12
Asia/Pacific Region	12	—	1	191	13	12	93	5
Other Activities	13	—	1	224	44	14	—	—
thereof: Intendis (1)	7	—	1	82	39	7	—	—
Segment total	222	10	7	3,769	1,270	232	3,769	232
Other	44	23	1	1,948	1,614	33	1,948	33
Schering AG Group	266	33	8	5,717	2,884	265	5,717	265
2003(2) (3)
Europe Region(4)	106	—	6	1,861	790	106	2,550	163
United States Region	103	—	1	885	223	55	625	41
Japan Region	19	—	6	412	59	16	334	7
Latin America/Canada Region	15	—	—	203	26	21	182	18
Asia/Pacific Region(4)	12	—	1	189	8	18	92	7
Other Activities	14	—	1	233	40	20	—	—
thereof: Intendis (1)	6	—	1	84	35	7	—	—
Segment total	269	—	15	3,783	1,146	236	3,783	236
Other	33	—	2	1,696	1,550	44	1,696	44
Schering AG Group	302	—	17	5,479	2,696	280	5,479	280

(1) Results are based on the external net sales of the Intendis Group and net sales of other Group companies with dermatology products.
(2) Previous years’ figures adjusted due to the separate presentation of Intendis and a responsibility shift with regard to our foreign production sites.
(3) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.
(4) As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The 2003 figures in our segment reporting have been adjusted accordingly.

Our secondary segment reporting format is based on the Business areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
	€m		€m	€m
2005
Gynecology & Andrology	1,979	12%	1,392	62
Diagnostic Imaging	1,404	7%	1,105	97
Specialized Therapeutics	1,179	5%	719	28
Oncology	429	2%	452	62
Other Sources	317	10%	218	13
Segment total	5,308	8%	3,886	262
Other	—	—	2,217	27
Schering AG Group	5,308	8%	6,103	289
2004(1)
Gynecology & Andrology	1,766	9%	1,307	71
Diagnostic Imaging	1,308	0%	1,026	59
Specialized Therapeutics	1,126	1%	777	45
Oncology	420	(7%)	422	40
Other Sources	287	(14%)	237	17
Segment total	4,907	2%	3,769	232
Other	—	—	1,948	33
Schering AG Group	4,907	2%	5,717	265
2003(1)
Gynecology & Andrology	1,618	1%	1,213	80
Diagnostic Imaging	1,312	(7%)	1,056	63
Specialized Therapeutics	1,115	(9%)	781	41
Oncology	449	8%	439	19
Other Sources	334	(9%)	294	33
Segment total	4,828	(4%)	3,783	236
Other	—	—	1,696	44
Schering AG Group	4,828	(4%)	5,479	280

(1) In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In this context, Business Areas and indication areas have been partly redefined. The previous years’ figures have been adjusted accordingly.

(32) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board is broken down as follows:

	Fixed compensation	Committee functions	Variable compensation	Long term compensation(1)	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Dr. Giuseppe Vita (Chairman)	79	120	112	41	352
Norbert Deutschmann (Vice chairman)	39	120	55	20	234
Dr. Karl-Hermann Baumann	35	75	50	18	178
Hans-Georg Bleeck	35	0	50	18	103
Prof. Dr. Piet Borst	35	30	50	18	133
Dr. Mathias Döpfner	35	0	50	18	103
Prof. John A. Dormandy	35	30	50	18	133
Dr. Reiner Hagemann	35	60	50	18	163
Johannes Heitbaum	35	0	50	18	103
Dr. Martin Kohlhaussen	35	0	50	18	103
Hermann-Josef Lamberti	35	0	50	18	103
Dr. Hans-Peter Niendorf	35	30	50	18	133
Detlef Pfotenhauer	35	0	50	18	103
Dr. Ulrich Sommer	35	30	50	18	133
Sabine Süpke	35	30	50	18	133
Heinz-Georg Webers	35	60	50	18	163
	608	585	867	313	2,373
(1) Linked to the Schering AG share price performance over a period of three years.

The total remuneration of the members of the Executive Board is broken down as follows:

	Fixed compensation	Variable compensation	Stock options granted	Other(1)	Total
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand
Dr. Hubertus Erlen (Chairman)	720	2,175	605	24	3,524
Dr. Karin Dorrepaal	540	1,624	404	22	2,590
Dr. Ulrich Köstlin	540	1,624	404	22	2,590
Lutz Lingnau	540	1,624	50	390	2,604
Marc Rubin, MD	540	1,624	202	203	2,569
Dr. Jörg Spiekerkötter	540	1,624	404	24	2,592
Prof. Dr. Günter Stock	540	1,624	404	27	2,595
	3,960	11,919	2,473	712	19,064

(1) Non-cash benefits in the form of company cars, jubilee payments, and subsidized insurance. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

A provision totaling €25m has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2005 amounted to €2m.

A loan granted to a member of the Executive Board is detailed in Note (37) under “Related Party Transactions”.

A directors’ and officers’ liability insurance policy (D&O) has been taken out for members of the Supervisory Board and Executive Board. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory Board and the Executive Board are listed under “Item 6 – Directors, senior Management and Employees".

(33) Stock option plans

In 2000, 2001, 2004, and 2005, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”) granting stock options to members of the Executive Board, officers and other eligible employees. The terms and conditions of the stock option plans are as follows:

Stock option plan	LTI Plan 2000	LTI Plans 2001/I-III and 2004	LTI Plan 2005
»Top Executives« tranche
Terms	Participants received one option for every 18 acquired shares, entitling them to receive up to a max. of 180 shares	Participants invested in Schering AG shares and received stock appreciation rights	Participants invested in Schering AG shares and received stock appreciation rights
Exercise hurdle	Executive Board: 30% increase in the Schering AG share price; other participants: none	30% increase in the Schering AG share price or outperformance of the shares against a benchmark	30% increase in the Schering AG share price or outperformance of the shares against a benchmark
Personal investment	yes	yes	yes
Settlement	Schering AG shares free of charge (max. 180), depending on the performance of Schering AG shares in absolute terms and compared with a benchmark; cash settlement is possible	Difference between the strike price and the price of the Schering AG share on the exercise date	Difference between the strike price and the price of the Schering AG share on the exercise date
Stock option plan	LTI Plans 2001/I and 2001/II	LTI Plans 2001/III and 2004	LTI Plan 2005
»Key Managers« tranche
Terms	Participants received options entitling them to receive shares	Participants received stock appreciation rights	Participants received stock appreciation rights
Exercise hurdle	none	none	30% increase in the Schering AG share price or outperformance of the shares against a benchmark
Personal investment	no	no	no
Settlement	Schering AG shares at strike price	Difference between the strike price and the price of the Schering AG share on the exercise date	Difference between the strike price and the price of the Schering AG share on the exercise date

The strike price for the “Top Executives” tranches and the LTI Plan 2005 “Key Managers” tranche was fixed at the share price at the date of grant of the options. For all other “Key Managers” programs, the strike price was fixed at 110% of the share price at the date of grant.

The fair value of one option of the LTI Plan 2000 at the grant date was calculated at €6,374 (€32m for all options) based on a Monte-Carlo simulation. The fair values of the LTI Plans 2001, 2004 and 2005 at the grant date have been calculated based on the Black-Scholes option pricing model using the following assumptions:

LTI Plan 2001/I (issued in 2001)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.8%	4.8%
Volatility	25%	25%
Fair value of one option	€15.37	€13.34
Fair value of all options	€6m	€11m

LTI Plan 2001/II (issued in 2002)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.75%	4.75%
Volatility	27.2%	27.2%
Fair value of one option	€19.15	€16.73
Fair value of all options	€8m	€17m

LTI Plan 2001/III (issued in 2003)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.3%	2.3%
Risk-free interest rate	3.21%	3.21%
Volatility	37.7%	37.7%
Fair value of one option	€12.25	€11.10
Fair value of all options	€5m	€13m

LTI Plan 2004 (issued in 2004)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.13%	2.13%
Risk-free interest rate	3.4%	3.4%
Volatility	27.82%	27.82%
Fair value of one option	€10.55	€8.80
Fair value of all options	€4m	€8m

LTI Plan 2005 (issued in 2005)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.95%	1.95%
Risk-free interest rate	2.92%	2.92%
Volatility	22.4%	22.4%
Fair value of one option	€10.09	€10.09
Fair value of all options	€6m	€7m

The fair value of the cash settled stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using pricing models.

The fair value of the options of the LTI Plan 2000 is determined based on the number of qualifying shares at the end of the period. The options of the cash settled LTI Plans 2001/I, 2001/II, 2001/III, 2004, and 2005 are valued as of the end of the period using the Black-Scholes option pricing model.

The volatility applied in the option pricing models conforms to market volatilities of comparable call options. The pricing models do not consider exercise hurdles.

The costs of the LTI plans 2000, 2001/I “Top Executives“ and 2001/II ”Top Executives“, 2005 “Top Executives” and 2005 “Key Managers” are deferred over the three-year vesting period based on the current fair values of the options. The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Due to the hedging, changes in fair value are recognized in full in the income statement, while the costs calculated at the date of grant are amortized over the three-year vesting period.

The fair value of the portion of the LTI Plan 2005 for which the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs is determined at the date of grant using the same method by which the fair value of the cash settled portion of the LTI Plan 2005 is measured. The costs determined thereby are amortized over the three-year vesting period, and a corresponding amount is transferred to retained earnings.

By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II as these were designed as fixed stock option plans.

Provisions for LTI plans amount to €43m as of December 31, 2005. The total intrinsic value as of December 31, 2005 for LTI Plans for which the participants’ right to cash had vested by the end of the period is €6m.

The total expense recognized in 2005 for share-based payment transactions, including expenses for issuing employee shares of €6m, amounted to €19m. The portion of expenses arising from equity-settled transactions was €7m.

LTI Plan 2000
Number of options outstanding as of January 1, 2005	1,795
Granted	—
Forfeited in 2005	—
Exercised in 2005	1,210
Number of options outstanding as of December 31, 2005	585
Number of exercisable options	585
Average share price upon exercise in 2005 (€ )	55.09
Maximum number of award shares	96,525
Exercise price per share (€)	0
Compensation costs in 2005 (€m)	1
Compensation costs in 2004 (€m)	3
Compensation costs in 2003 (€m)	(2)
Benchmark index	STOXX Healthcare
Date of grant	Jan. 1, 2000
Exercise period	Jan. 1, 2003 until Dec. 31, 2006

	LTI Plan 2001/I
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2005	332,000	734,800
Granted	—	—
Forfeited in 2005	15,000	7,000
Exercised in 2005	13,200	—
Number of options outstanding as of December 31, 2005	303,800	727,800
Number of exercisable options	303,800	727,800
Average share price upon exercise in 2005 (€ )	56.90	—
Maximum number of award shares	—	727,800
Exercise price per share (€)	54.66	60.13
Compensation costs in 2005 (€m)	0	—
Compensation costs in 2004 (€m)	1	—
Compensation costs in 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

	LTI Plan 2001/II
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2005	395,000	961,500
Granted	—	—
Forfeited in 2005	14,000	23,100
Exercised in 2005	—	—
Number of options outstanding as of December 31, 2005	381,000	938,400
Number of exercisable options	0	0
Maximum number of award shares	—	938,400
Exercise price per share (€)	66.48	73.13
Compensation in costs 2005 (€m)	0	—
Compensation in costs 2004 (€m)	1	—
Compensation costs in 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

	LTI Plan 2001/III
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2005	413,700	1,121,000
Granted	—	—
Forfeited in 2005	13,000	52,000
Exercised in 2005	—	—
Number of options outstanding as of December 31, 2005	400,700	1,069,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation costs in 2005 (€m)	1	4
Compensation costs in 2004 (€m)	2	5
Compensation costs in 2003 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010

	LTI Plan 2004
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2005	333,300	925,500
Granted	—	—
Forfeited in 2005	—	42,500
Exercised in 2005	—	—
Number of options outstanding as of December 31, 2005	333,300	883,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	43.76	48.14
Compensation costs in 2005 (€m)	1	3
Compensation costs in 2004 (€m)	1	2
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 3, 2004	May 3, 2004
Exercise period	May 3, 2007 until May 2, 2011	May 3, 2007 until May 2, 2011

	LTI Plan 2005
	Top Executives	Key Managers
Number of options outstanding as of January 1, 2005	—	—
Granted	643,300	720,500
Forfeited in 2005	—	5,000
Exercised in 2005	—	—
Number of options outstanding as of December 31, 2005	643,300	715,500
Number of exercisable options	0	0
Maximum number of award shares	—(1)	—(2)
Exercise price per share (€)	51.22	51.22
Compensation in costs 2005 (€m)	2	2
Benchmark index	MSCI World Pharma&Biotech	MSCI World Pharma&Biotech
Date of grant	May 2, 2005	May 2, 2005
Exercise period	May 2, 2008 until May 1, 2012	May 2, 2008 until May 1, 2012

(1) for 11% of the options, the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs
(2) for 31% of the options, the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs

(34) Principal accountant fees and services

Fees billed by the principal independent auditor, BDO, for professional services for the Schering AG Group were as follows:

	Year ended December 31,
	2005	2004
	€m	€m
Audit fees	6.4	5.7
Audit related fees	0.1	0.1
Tax fees	0.3	0.4
All other fees	0.1	0.0
Total	6.9	6.2

(35) Declaration of conformity with the German Corporate Governance Code

In December 2005, the Executive Board and the Supervisory Board issued the declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz). The declaration has been published on the Group’s website www.schering.de.

F. SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

(36) Reconciliation to U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders' equity are set out in the tables below:

Reconciliation of net profit to U.S. GAAP (in € millions except per share data)

	Note	2005	2004	2003
Net profit under IFRSs (1)		619	504	449
U.S. GAAP adjustments
Business combinations
- Acquired in-process research and development	(a)	—	—	14
- Other differences	(a)	(6)	(11)	15
Acquired development projects	(b)	(33)	(9)	—
Property, plant and equipment
- Capitalization of interest costs	(c)	0	(1)	(1)
- Reversal of impairment losses	(c)	0	(1)	0
Inventories	(d)	(1)	5	4
Provisions for pensions (1)	(e)	(9)	(16)	(8)
Other provisions	(f)	(2)	(4)	15
Stock option plans	(h)	2	(9)	3
Tax effect on U.S. GAAP adjustments (1)	(i)	18	13	(2)
Net profit under U.S. GAAP		588	471	489
Earnings per share under U.S. GAAP
- basic (€)		3.10	2.46	2.52
- diluted (€)		3.09	2.46	2.51
(1) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.

Reconciliation of shareholders' equity to U.S. GAAP (in € millions)

	Note	2005	2004	2003
Total equity under IFRSs (1)		3,283	2,833	2,783
Minority Interest	(j)	(18)	(17)	(16)
Equity before minority interest		3,265	2,816	2,767
U.S. GAAP adjustments
Business combinations
- Acquired in-process research and development	(a)	(147)	(135)	(141)
- Other differences	(a)	14	20	42
Acquired development projects	(b)	(42)	(9)	—
Property, plant and equipment
- Capitalization of interest costs	(c)	15	15	16
- Reversal of impairment losses	(c)	(4)	(4)	(3)
Inventories	(d)	26	27	22
Provisions for pensions (1)	(e)	280	216	196
Other provisions	(f)	12	14	18
Schering AG call options	(g)	(2)	(5)	(7)
Stock option plans	(h)	11	19	22
Tax effect on U.S. GAAP adjustments (1)	(i)	(104)	(104)	(101)
Shareholders' equity under U.S. GAAP		3,324	2,870	2,831
(1) Previous years´ figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19.

a.) Business combinations

Acquired in-process research and development

Until 2003, acquired in-process research and development (R&D) was not recognized as an acquired asset under IFRSs during the course of purchase price allocation, but was capitalized as goodwill and amortized over its expected useful life. Since January 1, 2004, we have applied IFRS 3 “Business Combinations”. Accordingly, since January 1, 2004, R&D projects that are acquired as part of the business combination are now required to be included in the purchase price allocation and amortized over their useful life upon availability for use. Under U.S. GAAP, acquired in-process R&D must be identified and included as a separate component of purchase price allocation. The amounts ascertained must be expensed at the time of the acquisition.

Other differences

Certain identifiable intangible assets recognized under U.S. GAAP were included in goodwill under IFRSs. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002).

Since January 1, 2004, goodwill resulting from business combinations is no longer amortized under IFRSs but is tested for impairment annually. Under U.S. GAAP, goodwill has no longer been amortized since January 1, 2002 but is also tested for impairment annually. During 2005, no goodwill was impaired under either IFRSs or U.S. GAAP.

Under U.S. GAAP, negative goodwill arising on the acquisition of CIS bio international (2000: 60%; 2001: 40%) was deducted proportionately from non-current assets, excluding securities. Consequently, under U.S. GAAP we have recognized lower impairment charges on these non-current assets in 2005.

b.) Acquired development projects

As a consequence of applying IAS 38 “Intangible assets” (revised 2004), the criterion for recognition of acquired intangible assets is always considered to be satisfied since January 1, 2004. Until December 31, 2003 product rights in particular were recognized as an asset under IFRSs only upon regulatory approval. Under U.S. GAAP, acquired development projects must be recognized as an expense at the time of acquisition.

c.) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IFRSs. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €4m (2004: €3m; 2003: €3m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2005 was €15m (December 31, 2004: €15m; December 31, 2003: €16m).

U.S. GAAP prohibits the reversal of impairment losses on items of property, plant and equipment.

d.) Inventories

Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated ratably between cost of sales and inventories.

e.) Provisions for pensions

Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers' Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date of the standard and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized as expense each year until 2008.

One of our defined benefit plans for employees was modified in 2004. Accordingly, under IFRSs the reduction in vested benefits payable (negative past service costs) was recognized as a one-time charge to income. Following the reduction in future benefits (curtailment), IFRSs required the one-time recognition of a proportionate share of unrecognized actuarial losses as an expense in 2004. Under U.S. GAAP, an income from the reduction in vested benefits payable is recognized over the average remaining service period of employees. The expense resulting from the proportionate share of unrecognized actuarial losses is also recognized over the average remaining service period of employees.

Starting January 1, 2005, we have adopted the Amendment to IAS 19 “Employee Benefits” - “Actuarial Gains and Losses, Group Plans and Disclosures”. Consequently, we recognize actuarial gains and losses of defined benefit plans net of deferred taxes directly in equity. Under U.S. GAAP, the unrecognized actuarial gains and losses, provided that they exceed 10% of the greater of the defined benefit obligation and the fair value of plan assets, will be recognized in profit or loss over the expected remaining service life of plan participants. In accordance with the Amendment to IAS 19, the consolidated financial statements under IFRSs have been restated retrospectively; the reconciliation to U.S. GAAP has been restated accordingly.

Where the accumulated benefit obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. As of December 31, 2005, an additional liability amounting to €239m (December 31, 2004: €97m; December 31, 2003: €36m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. As of December 31, 2005, a corresponding contra item amounting to €145m net of deferred taxes (December 31, 2004: €59m net of deferred taxes; December 31, 2003: €22m net of deferred taxes) was recognized directly in Accumulated other comprehensive income.

f.) Other provisions

The reconciliation item relates to liabilities arising from our early retirement program, under which employees older than 54 are offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRSs, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period (on an undiscounted basis).

g.) Schering AG call options

Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRSs. Under U.S. GAAP, the Schering AG call options are deducted from equity.

h.) Stock option plans

Please refer to Note (33) to the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (37) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 2000: The LTI 2000 stock option plan is a variable award plan. Compensation costs under IFRSs are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (STOXX Healthcare). The costs of the LTI Plan 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRSs, the accumulated compensation costs are shown as a liability, while under U.S. GAAP, these costs are part of equity.

Other LTI Plans: The reconciliation item results mainly from different measurement rules under IFRSs and U.S. GAAP. Compensation costs under IFRSs are measured on the basis of an estimate of the share price performance at the exercise date made at each balance sheet date utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates.

The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Under both IFRSs and U.S. GAAP, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

i.) Tax effect on U.S. GAAP adjustments

This reconciliation item includes all deferred tax effects due to the aforementioned reconciling items.

j.) Minority interest

According to IAS 1 “Presentation of Financial Statements”, any minority interest must be presented within equity. Under U.S. GAAP, a minority interest is not a component of equity.

(37) Additional U.S. GAAP information

SFAS No. 130 "Reporting Comprehensive Income"

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31

	2005	2004	2003
	€m	€m	€m
U.S. GAAP net profit [see Note (36)]	588	471	489
According to IFRSs	177	(76)	(194)
Reconciliation to U.S. GAAP	(13)	7	19
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €(1)m; 2004: €(2)m; 2003: €(4)m)	6	12	5
Less realized (gains) and losses recognized in net profit (after tax expense of €(1)m; 2004: €(1)m; 2003: €5m)	1	3	(7)
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €17m; 2004: €(5)m; 2003: €(20)m)	(27)	8	31
Less realized (gains) and losses recognized in net profit (after tax expense of €(2)m; 2004: €6m; 2003: €26m)	3	(10)	(40)
Minimum pension liability (after deferred taxes of €55m; 2004: €24m; 2003: €(7)m)	(86)	(37)	11
Other comprehensive income, net of tax	61	(93)	(175)
Comprehensive income, net of tax	649	378	314

Accumulated other comprehensive income balances as of December 31

	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other com- prehensive income
	€m	€m	€m	€m	€m
January 1, 2003	(128)	3	24	(33)	(134)
Other comprehensive income 2003	(175)	(2)	(9)	11	(175)
December 31, 2003	(303)	1	15	(22)	(309)
Other comprehensive income 2004	(69)	15	(2)	(37)	(93)
December 31, 2004	(372)	16	13	(59)	(402)
Other comprehensive income 2005	164	7	(24)	(86)	61
December 31, 2005	(208)	23	(11)	(145)	(341)

Statement of U.S. GAAP shareholders’ equity as of December 31

	2005	2004	2003
	€m	€m	€m
Equity according to U.S. GAAP before Accumulated other comprehensive income	3,665	3,272	3,140
Accumulated other comprehensive income	(341)	(402)	(309)
Shareholders’ equity under U.S. GAAP	3,324	2,870	2,831

Available-for-sale securities:

	Carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2005	€m	€m	€m	€m
Marketable securities	433	16	—	433
Other Investments	46	11	—	46
	479	27	—	479
As of December 31, 2004
Marketable securities	233	9	—	233
Other Investments	28	10	—	28
	261	19	—	261
As of December 31, 2003
Marketable securities	176	1	—	176
Other Investments	18	0	—	18
	194	1	—	194

Proceeds from available-for-sale securities in 2005, including proceeds from maturing securities, amounted to €85m (2004: €80m; 2003: €160m). Gross gains of €6m were realized in 2005 (2004: €1m; 2003: €14m). Gross losses in 2005 and 2004 were immaterial (2003: €3m). In 2005, impairment losses of €4m were recognized (2004: €4m; 2003: €7m).

Maturities of fixed-term marketable securities as of December 31, 2005 are as follows:

	Carrying amount	Fair value
	€m	€m
Less than 1 year	196	196
Between 1 and 5 years	51	52
More than 5 years	2	2

As of December 31, 2005, the Group also held an investment in a fixed-income fund of €74m (2004: €64m).

Impairment of long-lived assets

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill and other intangible assets not yet available for use are tested for impairment annually. The determination of the impairment charge under IFRSs is described in Note (4). Under U.S. GAAP, the carrying amount of a long-lived asset is considered to be impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. If no market prices are available, fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2005, 2004 and 2003, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRSs and U.S. GAAP.

Corporate debt

As of December 31, 2005, the Schering AG Group had aggregate unused committed lines of credit of €44m (December 31, 2004: €43m).

In December 2004, a long-term loan amounting to $263m was raised. The loan matures in 2009; the interest rate is based on 3-month USD Libor and is adjusted on a quarterly basis.

Employee benefit plans

The information required by SFAS No. 132 (revised 2003) “Employers` Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (22) to the consolidated financial statements.

For all defined benefit pension plans, the projected benefit obligation exceeds the fair value of plan assets. The accumulated benefit obligation as of December 31, 2005 amounted to €2,024m (December 31, 2004: €1,713m).

The following table provides information for the pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,
	2005	2004
	€m	€m
Projected benefit obligation	2,216	1,871
Accumulated benefit obligation	1,940	1,644
Fair value of plan assets	1,676	1,060
Provisions for pensions (without additional liability)	158	528
Provisions for pensions (additional liability)	216	72
Prepaid pension costs	98	0

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRSs [see Note (4)].

Under IFRSs, interest relating to unfunded pension obligations is presented in the Financial result [see Note (10)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €26m (2004: €29m; 2003: €35m).

Stock option plans

As required under SFAS No. 123, amended by SFAS No. 148, we provide additional information for the stock option plans which are accounted for according to APB Opinion No. 25:

	2005	2004	2003
	€m	€m	€m
Net profit, as reported (U.S. GAAP)	588	471	489
Add: Stock-based employee compensation expense determined under APB No. 25	13	22	0
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	(15)	(18)	(14)
Pro forma net profit (U.S. GAAP)	586	475	475
Earnings per share (basic):
- as reported (€)	3.10	2.46	2.52
- pro forma (€)	3.08	2.48	2.44
Earnings per share (diluted):
- as reported (€)	3.09	2.46	2.51
- pro forma (€)	3.08	2.48	2.44

Intangible assets

Expected amortization on intangible assets:

	IFRSs	U.S. GAAP
	€m	€m
2006	64	73
2007	64	72
2008	59	67
2009	54	61
2010	26	33

Goodwill

Allocation of goodwill to the primary segments:

	IFRSs		U.S. GAAP
	2005	2004	2005	2004
	€m	€m	€m	€m
Europe Region	273	266	146	144
United States Region	81	71	43	39
Japan Region	13	11	6	5
Latin America/Canada Region	4	4	-	-
Asia/Pacific Region	6	4	3	3
	377	356	198	191

Under IFRSs, acquired in-process R&D was capitalized as goodwill until December 31, 2003. U.S. GAAP requires such amounts to be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets, which were recognized as an asset under U.S. GAAP, are included in goodwill under IFRSs. The change in goodwill between 2004 and 2005 is primarily related to currency translation adjustments.

Legal proceedings

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters .While the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. However, Schering AG cannot guarantee you that this will be the case. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

What we believe to be the most significant of these proceedings and claims are described below.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the U.S. District Court in February 2004. In October 2005, the U.S. District Court once again decided in favor of Medrad on a summary judgement motion, ruling that the patents of Liebel-Flarsheim are invalid. At the same time the court ruled that Medrad had infringed those patents. These rulings are being appealed by both Liebel-Flarsheim and Medrad. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Following the sale of Schering’s share in Aventis CropScience to Bayer AG in 2003, Bayer CropScience AG initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG demanded payments of damages. While these arbitration proceedings and a number of other claims raised by Bayer CropScience AG in connection with the Aventis CropScience Stock Purchase Agreement were settled in December 2005, there are still several other claims pending from this agreement that might lead to damages being awarded to Bayer CropScience AG.

One of the Group's German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board in Hamburg (“Öffentliche Rechtsauskunft – und Vergleichsstelle”) from 157 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be without merit.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of thirty five plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries, including breast cancer, ovarian cancer, stroke and pulmonary embolism. The lawsuits of thirty two of these plaintiffs have been removed to the Multi-District Litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and two others in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

On April 29, 2005 Schering AG and Berlex, Inc. filed a complaint against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in the U.S. District Court in New Jersey claiming infringement of a Schering micronization patent covering Yasmin. On June 10, 2005, Barr filed a counterclaim for invalidation of the micronization patent. Schering AG and Berlex are vigorously pursuing their claims and contesting the counterclaims of Barr.

Claims and proceedings that were disclosed in the report of 2004 and that are not described herein have either been substantially resolved or are in our judgement not expected to give rise to liability that could have a significant effect on the Schering AG Group’s consolidated results of operations, financial position and cash flows.

Dividends

Under the German Commercial Code (Handelsgesetzbuch), dividends can be paid from the unappropriated profit of the parent company, Schering AG. As of December 31, 2005, the unappropriated profit of Schering AG totaled €233m, resulting from the 2005 net profit of €382m, less a transfer of €153m to Retained earnings, as determined by the Executive Board and the Supervisory Board, plus an additional €4m profit brought forward from 2004.

Related Party Transactions

Shareholders: Some companies belonging to the Allianz Group currently provide insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors' and officers' liability as well as marine, personal accident and automobile insurance. We believe that these services are provided on an arm's length basis.

Directors: Certain members of the Supervisory Board are members of the boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

A relocation loan originally made in the amount of $46 thousand that had been made in 1993 to an employee that subsequently became a member of our Executive Board remains outstanding. As of December 31, 2005, the balance of such loan, which is non-amortizing and bears interest at a compounded semi-annual rate of 6%, was $95 thousand.

According to section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the members of the Executive Board and of the Supervisory Board of Schering AG have to notify transactions in securities of Schering AG.This applies to transactions of a Board member only if the aggregate value of the transactions of such Board member, or his/her close relatives, exceeds € 5,000 per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member have their own obligation to disclose their Schering AG securities’ dealings. During 2005, Schering AG has been notified of a total of 15 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG has promptly disclosed these transactions on its website. Members of the Executive Board have purchased 25,460 Schering AG shares and have exercised 66,645 call options on Schering AG shares. One member of the Supervisory Board has sold 23,826 Schering AG shares and has exercised 20,625 call options on Schering AG shares. A list with details of the notified transactions is available on the Schering AG website under www.schering.de/Investor Relations/Corporate Governance/Directors Dealings.

New Accounting Pronouncements under U.S. GAAP

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. So far, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our reconciliation for the reporting periods 2005, 2004 and 2003 is reported under Note (36). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our reconciliation for 2006, when capitalized costs of €26m will be recognized as an expense.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2005, 2004 and 2003 is reported under Note (37). SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions”, which amends SFAS No. 66 “Accounting for the Sales of Real Estate” and SFAS No. 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. Under SFAS No. 153, exchanges of nonmonetary assets must be measured based on the fair value of the assets exchanged if certain criteria are met. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In March 2005, the FASB issued Interpretation 47 “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”, which clarifies the term conditional asset retirement obligation used in SFAS No. 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on our U.S. GAAP reconciliation.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. This Statement deals with the accounting and reporting of voluntary changes in accounting principles, changes resulting from new regulations for which no transitional provisions have been issued, and the correction of errors. The Statement replaces the APB No. 20 and SFAS No. 3. Generally, changes in accounting principles will be accounted for retrospectively. The Statement also requires that a change in depreciation or amortization method for long-term, nonfinancial assets be accounted for prospectively. The Statement will be effective for fiscal years beginning after December 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this Statement.

In June 2005, the FASB issued EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)”. EITF Issue No. 05-5 provides guidance for accounting for the German regulations to Altersteilzeit (ATZ) and other incentive programs for early retirement with similar characteristics. Under ATZ arrangements, employers pay to employees benefits in the form of salary, social contributions and additional bonuses. Under certain conditions a part of these benefits is compensated through government subsidies. Under EITF Issue No. 05-5 the salary expense should be recognized ratably over the remaining active service period. The expense related to the additional bonuses granted by the employer should be accrued over the period starting from the date the individual employee signs the ATZ contract until the end of the active service period. Related government subsidies are recognized when the employer is entitled to the subsidy and the recognition criteria are met. EITF Issue No. 05-5 is effective from fiscal years beginning after December 15, 2005 and has to be applied prospectively. The adoption of EITF Issue No. 05-5 is not expected to have a material impact on our reconciliation.